                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933               / /

         Pre-Effective Amendment No. ______                           / /

         Post-Effective Amendment No.        (File No.          )     / /
                                     -----    ------------------
                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

         Amendment No. 32       (File No. 811-7195)                   /X/
                      ----

                        (Check appropriate box or boxes)

               RIVERSOURCE VARIABLE ANNUITY ACCOUNT (PREVIOUSLY
                 AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT)
                           (Exact Name of Registrant)

                RiverSource Life Insurance Company (previously
                   American Enterprise Life Insurance Company)
                               (Name of Depositor)

829 Ameriprise Financial Center, Minneapolis, MN               55474
(Address of Depositor's Principal Executive Offices)         (Zip Code)

Depositor's Telephone Number, including Area Code         (612) 671-2237

 Mary Ellyn Minenko, 50605 Ameriprise Financial Center, Minneapolis, MN 55474

Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8 (a), may determine.

Title of securities being registered: [Interests under Flexible Premium Deferred Variable Annuity Contracts.]

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

Explanatory Note

Registrant is filing this registration statement to register interests under
----------------------------------------------------------------------------
the RiverSource Signature(SM) Variable Annuity and RiverSource Signature(SM)
----------------------------------------------------------------------------
Select Variable Annuity described herein ("Contracts") on a new Form N-4.
-------------------------------------------------------------------------
Interests under the Contracts were previously registered on Form N-4 (File No.
------------------------------------------------------------------------------
333-74865). IDS Life Insurance Company ("IDS Life") became the issuer of the
----------------------------------------------------------------------------
Contracts following the merger of its wholly-owned subsidiary, American
-----------------------------------------------------------------------
Enterprise Life Insurance Company, with and into IDS Life. At the time of the
-----------------------------------------------------------------------------
merger, IDS Life was renamed RiverSource Life Insurance Company ("RiverSource
-----------------------------------------------------------------------------
Life"). As a result of the merger, American Enterprise Variable Annuity
-----------------------------------------------------------------------
Account was transferred to RiverSource Life and changed its name to
-------------------------------------------------------------------
RiverSource Variable Annuity Account.
-------------------------------------

PROSPECTUS


JAN. 2, 2007


RIVERSOURCE


SIGNATURE(SM) SELECT VARIABLE ANNUITY


INDIVIDUAL FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED/VARIABLE ANNUITY


ISSUED BY: RIVERSOURCE LIFE INSURANCE COMPANY (RIVERSOURCE LIFE)


           829 Ameriprise Financial Center
           Minneapolis, MN 55474
           Telephone: (800) 333-3437
           (Administrative Office)


           RIVERSOURCE VARIABLE ANNUITY ACCOUNT
           (PREVIOUSLY AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT)/ RIVERSOURCE MVA ACCOUNT
           (PREVIOUSLY AMERICAN ENTERPRISE MVA ACCOUNT)


This prospectus contains information that you should know before investing. Prospectuses are also available for:


AIM Variable Insurance Funds, Series II Shares                          Goldman Sachs Variable Insurance Trust (VIT)
AllianceBernstein Variable Products Series Fund, Inc. (Class B)         MFS(R) Variable Insurance Trust(SM) - Service Class
American Century(R) Variable Portfolios, Inc., Class II                 Oppenheimer Variable Account Funds, Service Shares
Columbia Funds Variable Insurance Trust                                 Putnam Variable Trust - Class IB Shares
Dreyfus Investment Portfolios, Service Share Class                      RiverSource(SM) Variable Portfolio Funds
Dreyfus Variable Investment Fund, Service Share Class                   The Universal Institutional Funds, Inc., Class II Shares
Fidelity(R) Variable Insurance Products Service Class 2                 Van Kampen Life Investment Trust Class II Shares
Fidelity(R) Variable Insurance Products Service Class 2                 Wanger Advisors Trust
   Trust (FTVIPT) - Class 2

Please read the prospectuses carefully and keep them for future reference.


THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC and is available without charge by contacting RiverSource Life at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


Variable annuities are insurance products that are complex investment vehicles. Before you invest, be sure to ask your investment professional about the variable annuity's features, benefits, risks and fees, and whether the variable annuity is appropriate for you, based upon your financial situation and objectives.

The contract and/or certain optional benefits described in this prospectus may not be available in all jurisdictions. This prospectus constitutes an offering or solicitation only in those jurisdictions where such offering or solicitation may lawfully be made. State variations are covered in a special contract form used in that state. This prospectus provides a general description of the contract. Your actual contract and any riders or endorsements are the controlling documents.


RiverSource Life has not authorized any person to give any information or to make any representations regarding the contract other than those contained in this prospectus or the fund prospectuses. Do not rely on any such information or representations.



------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  1

RiverSource Life offers other variable annuity contracts in addition to the contract described in this prospectus. Each annuity has different features and optional benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, withdrawal charge schedules and access to your annuity account values. The fees and charges you will pay when buying, owning and withdrawing money from the contract we describe in this prospectus may be more or less than the fees and charges of other variable annuities we issue. A securities broker dealer authorized to sell the contract described in this prospectus (selling firm) may not offer all the variable annuities we issue. In addition, some selling firms may prohibit their investment professionals from offering the contract and/or optional benefits described herein to persons over a certain age (which may be lower than age limits we set), or may otherwise restrict the sale of the optional benefits described herein by their investment professionals. You should ask your investment professional about his or her selling firm's ability to offer you other variable annuities we issue (which might have lower fees and charges than the contract described in this prospectus), and any limits the selling firm has placed on your investment professional's ability to offer you the contract and/or optional riders described in this prospectus.


TABLE OF CONTENTS

KEY TERMS .............................................................3
THE CONTRACT IN BRIEF .................................................5
EXPENSE SUMMARY .......................................................7
CONDENSED FINANCIAL INFORMATION ......................................13
FINANCIAL STATEMENTS .................................................13
THE VARIABLE ACCOUNT AND THE FUNDS ...................................13
THE GUARANTEE PERIOD ACCOUNTS (GPAS) .................................25
THE FIXED ACCOUNT ....................................................26
BUYING YOUR CONTRACT .................................................28
CHARGES ..............................................................30
VALUING YOUR INVESTMENT ..............................................36
MAKING THE MOST OF YOUR CONTRACT .....................................38
WITHDRAWALS ..........................................................48
TSA -- SPECIAL WITHDRAWAL PROVISIONS .................................49
CHANGING OWNERSHIP ...................................................49
BENEFITS IN CASE OF DEATH ............................................49
OPTIONAL BENEFITS ....................................................52

THE ANNUITY PAYOUT PERIOD ............................................75
TAXES ................................................................77
VOTING RIGHTS ........................................................80
SUBSTITUTION OF INVESTMENTS ..........................................80
ABOUT THE SERVICE PROVIDERS ..........................................81
ADDITIONAL INFORMATION ...............................................83
APPENDIX A: EXAMPLE --
   MARKET VALUE ADJUSTMENT(MVA) ......................................85
APPENDIX B: EXAMPLE --
   INCOME ASSURER BENEFIT(SM) RIDER FEE ..............................87
APPENDIX C: EXAMPLE --
   WITHDRAWAL CHARGES ................................................88
APPENDIX D: EXAMPLE --
   DEATH BENEFITS ....................................................91
APPENDIX E: EXAMPLE --
   ACCUMULATION PROTECTOR BENEFIT(SM) RIDER ..........................94
APPENDIX F: EXAMPLE --
   GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER ...................96
APPENDIX G: GUARANTOR WITHDRAWAL BENEFIT
   FOR LIFE(SM) RIDER -- ADDITIONAL RMD DISCLOSURE ...................98
APPENDIX H: GUARANTOR(SM) WITHDRAWAL BENEFIT --
   RIDER B DISCLOSURE ...............................................100
APPENDIX I: GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER --
ADDITIONAL RMD DISCLOSURE ...........................................105
APPENDIX J: EXAMPLE --
   GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER ...........................106
APPENDIX K: EXAMPLE --
   INCOME ASSURER BENEFIT(SM) RIDERS ................................108
APPENDIX L: EXAMPLE --
   BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER ........................113
APPENDIX M: EXAMPLE --
   BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER ...................115
APPENDIX N: CONDENSED FINANCIAL INFORMATION
   (UNAUDITED) ......................................................117
TABLE OF CONTENTS OF THE STATEMENT
   OF ADDITIONAL INFORMATION ........................................127


CORPORATE CONSOLIDATION


On Dec. 31, 2006, American Enterprise Life Insurance Company and one of its affiliates, American Partners Life Insurance Company, merged into their parent company, IDS Life Insurance Company (IDS Life). At that time, IDS Life changed its name to RiverSource Life Insurance Company. This merger helped simplify the overall corporate structure because the three life insurance companies were consolidated into one. This consolidation and renaming does not have any adverse effect on the features or benefits of your contract.



------------------------------------------------------------------------------

2   RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

KEY TERMS

These terms can help you understand details about your contract.

ACCUMULATION UNIT: A measure of the value of each subaccount before annuity payouts begin.


ANNUITANT: The person on whose life or life expectancy the annuity payouts are based.


ANNUITY PAYOUTS: An amount paid at regular intervals under one of several plans.

ASSUMED INVESTMENT RATE: The rate of return we assume your investments will earn when we calculate your initial annuity payout amount using the annuity table in your contract. The standard assumed investment rate we use is 5% but you may request we substitute an assumed investment rate of 3.5%.

BENEFICIARY: The person you designate to receive benefits in case of the owner's or annuitant's death while the contract is in force.

CLOSE OF BUSINESS: The time the New York Stock Exchange (NYSE) closes (4 p.m. Eastern time unless the NYSE closes earlier).

CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT: A deferred annuity contract that permits you to accumulate money for retirement by making one or more purchase payments. It provides for lifetime or other forms of payouts beginning at a specified time in the future.

CONTRACT VALUE: The total value of your contract before we deduct any applicable charges.

CONTRACT YEAR: A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

FIXED ACCOUNT: Our general account which includes the one-year fixed account and the DCA fixed account. Amounts you allocate to the fixed account earn interest rates we declare periodically.

FUNDS: Investment options under your contract. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.

GUARANTEE PERIOD: The number of successive 12 month periods that a guaranteed interest rate is credited.

GUARANTEE PERIOD ACCOUNTS (GPAs): A nonunitized separate account to which you may allocate purchase payments or transfer contract value of at least $1,000. These accounts have guaranteed interest rates for guarantee periods we declare when you allocate purchase payments or transfer contract value to a GPA. These guaranteed rates and periods of time may vary by state. Unless an exception applies, transfers or withdrawals from a GPA done more than 30 days before the end of the Guarantee Period will receive a Market Value Adjustment, which may result in a gain or loss of principal.

MARKET VALUE ADJUSTMENT (MVA): A positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred more than 30 days before the end of its guarantee period.

OWNER (YOU, YOUR): The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.

QUALIFIED ANNUITY: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

o     Individual Retirement Annuities (IRAs) under Section 408(b) of the Code

o     Roth IRAs under Section 408A of the Code

o     Simplified Employee Pension (SEP) plans under Section 408(k) of the Code

o     Tax-Sheltered Annuity (TSA) rollovers under Section 403(b) of the Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax deferred.

All other contracts are considered NONQUALIFIED ANNUITIES.

RETIREMENT DATE: The date when annuity payouts are scheduled to begin.

RIDER EFFECTIVE DATE: The date you add a rider to the contract.


RIVERSOURCE LIFE: In this prospectus, "we," "us," "our" and "RiverSource Life" refer to RiverSource Life Insurance Company.



------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  3

VALUATION DATE: Any normal business day, Monday through Friday, on which the NYSE is open, up to the close of business. At the close of business, the next valuation date begins. We calculate the accumulation unit value of each subaccount on each valuation date. If we receive your purchase payment or any transaction request (such as a transfer or withdrawal request) at our administrative office before the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the valuation date we received your payment or transaction request. On the other hand, if we receive your purchase payment or transaction request at our administrative office at or after the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the next valuation date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the close of business in order for us to process it using the accumulation unit value we calculate on that valuation date. If you were not able to complete your transaction before the close of business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the accumulation unit value we calculate on the next valuation date.

VARIABLE ACCOUNT: Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

WITHDRAWAL VALUE: The amount you are entitled to receive if you make a full withdrawal from your contract. It is the contract value minus any applicable charges.


------------------------------------------------------------------------------

4  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

THE CONTRACT IN BRIEF

PURPOSE: The purpose of the contract is to allow you to accumulate money for retirement. You do this by making one or more purchase payments. You may allocate your purchase payments to the GPAs, the fixed account or subaccounts of the variable account under the contract. These accounts, in turn, may earn returns that increase the value of the contract. Beginning at a specified time in the future called the retirement date, the contract provides lifetime or other forms of payout of your contract value (less any applicable premium tax).

It may not be advantageous for you to purchase this contract in exchange for, or in addition to, an existing annuity or life insurance policy. Generally, you can exchange one annuity for another in a "tax-free" exchange under
Section 1035 of the Code. You also generally can exchange a life insurance policy for an annuity. However, before making an exchange, you should compare both contracts carefully because the features and benefits may be different. Fees and charges may be higher or lower on your old contract than on this contract. You may have to pay a withdrawal charge when you exchange out of your old contract and a new withdrawal charge period will begin when you exchange into this contract. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange your old contract for this contract, or buy this contract in addition to your old contract, unless you determine it is in your best interest.

TAX-DEFERRED RETIREMENT PLANS: Most annuities have a tax-deferred feature. So do many retirement plans under the Code. As a result, when you use a qualified annuity to fund a retirement plan that is tax-deferred, your contract will not provide any necessary or additional tax deferral for that retirement plan. A qualified annuity has features other than tax deferral that may help you reach your retirement goals. In addition, the Code subjects retirement plans including IRAs and TSAs to required withdrawals triggered at a certain age. These mandatory withdrawals are called required minimum distributions ("RMDs"). RMDs may reduce the value of certain death benefits and optional riders (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). You should consult your tax advisor before you purchase the contract as a qualified annuity for an explanation of the tax implications to you.

FREE LOOK PERIOD: You may return your contract to your investment professional or to our administrative office within the time stated on the first page of your contract and receive a full refund of the contract value. We will not deduct any charges. However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. (EXCEPTION: If the law requires, we will refund all of your purchase payments.)

ACCOUNTS: Generally, you may allocate your purchase payments among any or all of:


o the subaccounts of the variable account, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total purchase payments you allocate to the subaccounts. (p.
      13)


o the GPAs, which earn interest at rates that we declare when you allocate purchase payments or transfer contract value to these accounts. Some states restrict the amount you can allocate to these accounts. The required minimum investment in a GPA is $1,000. These accounts may not be available in all states. (p. 25)

o the one-year fixed account, which earns interest at rates that we adjust periodically. There are restrictions on the amount you can allocate to this account as well as on transfers from this account (see "Buying Your Contract" and "Transfer policies"). (p. 28 and p. 46)

o the DCA fixed account, which earns interest at rates that we adjust periodically. There are restrictions on how long contract value can remain in this account (see "DCA Fixed Account"). (p. 26)

BUYING YOUR CONTRACT: There are many factors to consider carefully and fully before you buy a variable annuity and any optional benefit rider. Variable annuities -- with or without optional benefit riders -- are not right for everyone. MAKE SURE YOU HAVE ALL THE FACTS YOU NEED BEFORE YOU PURCHASE A VARIABLE ANNUITY OR CHOOSE AN OPTIONAL BENEFIT RIDER. When considering the purchase of a variable annuity and when choosing an optional benefit rider, you should always work with an investment professional you know and trust. Older persons who are considering buying a variable annuity may find it helpful to consult with or include a family member, friend or other trusted advisor in the decision making process before buying a contract.

After carefully reviewing this prospectus and any other disclosure materials you are provided, make sure you understand how the variable annuity and any optional benefit riders you choose work. Make sure that the annuity and any optional rider you are considering will meet both your current and anticipated future financial situation and needs. Some of the factors among others you may wish to consider before you buy a variable annuity or choose an optional benefit rider include:

o Your age: if you are an older person, you may not necessarily have a need for tax deferral, retirement income or a death benefit.

o How long you plan to hold your annuity: The contract has withdrawal charges. (p. 7) Does the contract meet your current and anticipated future needs for liquidity?


o How and when you plan to take money from your annuity: under current tax law, withdrawals, including withdrawals made under optional benefit riders, are taxed differently than annuity payments. In addition, certain withdrawals may be subject to a federal income tax penalty. (p.
      77)



------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  5

o Your investment objectives, how much experience you have in managing investments and how much risk you are you willing to accept.

o Short-term trading: if you plan to manage your investment in the contract by frequent or short-term trading, this contract is not suitable for you and you should not buy it. (p. 44)

o If you can afford the contract: Are your annual income and assets adequate to buy the annuity and any optional benefit riders you may choose?

o The fees and expenses you will pay when buying, owning and withdrawing money from this contract. (p. 7)

Your investment professional will help you complete an application. We are required by law to obtain certain personal information from you which will be used by us to verify your identity. If you do not provide us the information, we may not be able to issue your contract. If we are unable to verify your identity, we reserve the right to reject your application or take such other steps as we deem reasonable. Applications are subject to acceptance at our administrative office. You may buy a nonqualified annuity or a qualified annuity. After your initial purchase payment, you have the option of making additional purchase payments in the future. Purchase payment amounts and purchase payment timing may vary by state and be limited under the terms of your contract. (p. 28)

MINIMUM INITIAL PURCHASE PAYMENT
      $10,000

MINIMUM ADDITIONAL PURCHASE PAYMENT
      $50 for Systematic Investment Plans (SIPs)
      $100 for all other payment plans.

MAXIMUM TOTAL PURCHASE PAYMENTS*
      $1,000,000


* This limit applies in total to all RiverSource Life annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the Code's limits on annual contributions also apply. We also reserve the right to restrict cumulative additional purchase payments for contracts with the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider. Additional purchase payments are restricted during the waiting period after the first 180 days immediately following the effective date of the Accumulation Protector Benefit(SM) rider.

TRANSFERS: Subject to certain restrictions, you currently may redistribute your contract value among the accounts without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. Transfers out of the GPAs done more than 30 days before the end of the Guarantee Period will be subject to an MVA, unless an exception applies. You may establish automated transfers among the accounts. Transfers into the DCA fixed account are not permitted. We reserve the right to limit transfers to the one-year fixed account if the interest rate we are then currently crediting is equal to the minimum interest rate stated in the contract. (p. 46)


WITHDRAWALS: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and tax penalties (including a 10% IRS penalty if you make withdrawals prior to your reaching age 59 1/2) and may have other tax consequences. Certain other restrictions may apply. (p. 48)

CHANGING OWNERSHIP: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. 49)

BENEFITS IN CASE OF DEATH: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount based on the death benefit selected. (p. 49)

OPTIONAL BENEFITS: This contract offers features that are available for additional charges if you meet certain criteria. Optional benefits may require the use of a model portfolio which may limit transfers and allocations; may limit the timing, amount and allocation of purchase payments; and may limit the amount of partial withdrawals that can be taken under the optional benefit during a contract year. (p. 52)


ANNUITY PAYOUTS: You can apply your contract value to an annuity payout plan that begins on the retirement date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet IRS requirements. We can make payouts on a fixed or variable basis, or both. During the annuity payout period, your choices for subaccounts may be limited. The GPAs and the DCA fixed account are not available during the payout period. (p. 75)

TAXES: Generally, income earned on your contract value grows tax-deferred until you make withdrawals or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) The tax treatment of qualified and nonqualified annuities differs. Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. (p. 77)



------------------------------------------------------------------------------

6  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

LIMITATIONS ON USE OF CONTRACT: If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a purchase payment. We may also be required to block an owner's access to contract values and to satisfy other statutory obligations. Under these circumstances we may refuse to implement requests for transfers, withdrawals or death benefits until instructions are received from the appropriate governmental authority or a court of competent jurisdiction.

EXPENSE SUMMARY

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND MAKING A WITHDRAWAL FROM THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME YOU BUY THE CONTRACT OR MAKE A WITHDRAWAL FROM THE CONTRACT. STATE PREMIUM TAXES ALSO MAY BE DEDUCTED.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE

(Contingent deferred sales charge as a percentage of purchase payments withdrawn)

            YEARS FROM PURCHASE                     WITHDRAWAL CHARGE
              PAYMENT RECEIPT                          PERCENTAGE
                     1                                     7%
                     2                                     7
                     3                                     6
                     4                                     6
                     5                                     5
                     6                                     4
                     7                                     2
                     Thereafter                            0

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIC
PERIOD: Under this annuity payout plan, in most cases you can elect to take a withdrawal of the remaining variable payouts. If you take a withdrawal we impose a withdrawal charge. This charge will vary based on the death benefit guarantee and the assumed investment rate (AIR) you selected for the variable payouts. The withdrawal charge equals the present value of the remaining variable payouts using an AIR of either 3.5% or 5.0% minus the present value of the remaining variable payouts using the applicable discount rate shown in the table below. (See "Charges -- Withdrawal Charge" and "The Annuity Payout Period -- Annuity Payout Plans.")

IF YOUR AIR IS:                      THEN YOUR DISCOUNT RATE PERCENT (%) IS:
 3.5%                                                6.30%
 5.0%                                                7.80%


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  7

THE NEXT TWO TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING FUND FEES AND EXPENSES.

ANNUAL VARIABLE ACCOUNT EXPENSES
(As a percentage of average daily subaccount value.)

YOU MUST CHOOSE ONE OF THE FOUR DEATH BENEFIT GUARANTEES. THE DEATH BENEFIT YOU CHOOSE DETERMINES THE MORTALITY AND EXPENSE RISK FEE YOU PAY. THE TABLE BELOW SHOWS THE DEATH BENEFIT GUARANTEES AVAILABLE TO YOU AND THEIR COST. THE VARIABLE ACCOUNT ADMINISTRATIVE CHARGE IS IN ADDITION TO THE MORTALITY AND EXPENSE RISK FEE.

                                                      MORTALITY AND            VARIABLE ACCOUNT             TOTAL VARIABLE
                                                     EXPENSE RISK FEE        ADMINISTRATIVE CHARGE         ACCOUNT EXPENSE
ROP DEATH BENEFIT                                         1.30%                      0.15%                      1.45%
MAV DEATH BENEFIT                                         1.50                       0.15                       1.65
5% ACCUMULATION DEATH BENEFIT                             1.65                       0.15                       1.80
ENHANCED DEATH BENEFIT                                    1.70                       0.15                       1.85

OTHER ANNUAL EXPENSES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE                                                   $40

(We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.)

OPTIONAL DEATH BENEFITS

If eligible, you may select an optional death benefit in addition to the ROP and MAV Death Benefits. The fees apply only if you select one of these benefits.

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER FEE                                          0.25%
BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER FEE                                     0.40%

(As a percentage of the contract value charged annually on the contract anniversary.)

OPTIONAL LIVING BENEFITS

If eligible, you may select one of the following optional living benefits if available in your state. Each optional living benefit requires the use of an asset allocation model. The fees apply only if you elect one of these benefits.

ACCUMULATION PROTECTOR BENEFIT(SM) RIDER FEE                                            MAXIMUM: 1.75%   CURRENT: 0.55%
(Charged annually on the contract anniversary as a percentage of the contract value or the Minimum Contract Accumulation Value, whichever is greater.)

GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER FEE                                     MAXIMUM: 1.50%   CURRENT: 0.65%
(Charged annually on the contract anniversary as a percentage of the contract value or the total Remaining Benefit Amount, whichever is greater.)

GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER FEE                                              MAXIMUM: 1.50%   CURRENT: 0.55%
(As a percentage of contract value charged annually on the contract anniversary.)

INCOME ASSURER BENEFIT(SM) - MAV RIDER FEE                                              MAXIMUM: 1.50%   CURRENT: 0.30%(1)
INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION BENEFIT BASE RIDER FEE                     MAXIMUM: 1.75%   CURRENT: 0.60%(1)
INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION BENEFIT BASE RIDER FEE   MAXIMUM: 2.00%   CURRENT: 0.65%(1)

(As a percentage of the guaranteed income benefit base charged annually on the contract anniversary.)

(1) For applications signed prior to Oct. 7, 2004, the following current annual rider charges apply: Income Assurer Benefit(SM) - MAV -- 0.55%,
      Income Assurer Benefit(SM) - 5% Accumulation Benefit Base -- 0.70%; and
      Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit
      Base -- 0.75%.


------------------------------------------------------------------------------

8  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

ANNUAL OPERATING EXPENSES OF THE FUNDS

THE NEXT TWO TABLES DESCRIBE THE OPERATING EXPENSES OF THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THE FIRST TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS. THE SECOND TABLE SHOWS THE FEES AND EXPENSES CHARGED BY EACH FUND. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

MINIMUM AND MAXIMUM ANNUAL OPERATING EXPENSES FOR THE FUNDS

(Including management fee, distribution and/or service (12b-1) fees and other expenses)(a)

                                                                                      MINIMUM                    MAXIMUM
Total expenses before fee waivers and/or expense reimbursements                        0.53%                      1.53%

(a) Each fund deducts management fees and other expenses from fund assets. Fund assets include amounts you allocate to a particular fund. Funds may also charge 12b-1 fees that are used to finance any activity that is primarily intended to result in the sale of fund shares. Because 12b-1 fees are paid out of fund assets on an ongoing basis, you may pay more if you select subaccounts investing in funds that have adopted 12b-1 plans than if you select subaccounts investing in funds that have not adopted 12b-1 plans. The fund or the fund's affiliates may pay us and/or our affiliates for promoting and supporting the offer, sale and servicing of fund shares. In addition, the fund's distributor and/or investment adviser, transfer agent or their affiliates may pay us and/or our affiliates for various services we or our affiliates provide. The amount of these payments will vary by fund and may be significant. See "The Variable Account and the Funds" for additional information, including potential conflicts of interest these payments may create. For a more complete description of each fund's fees and expenses and important disclosure regarding payments the fund and/or its affiliates make, please review the fund's prospectus and SAI.

TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                                GROSS TOTAL
                                                                                MANAGEMENT   12b-1    OTHER       ANNUAL
                                                                                   FEES      FEES    EXPENSES    EXPENSES
AIM V.I. Basic Value Fund, Series II Shares                                        0.72%     0.25%     0.30%      1.27%(1),(2)
AIM V.I. Capital Development Fund, Series II Shares                                0.75      0.25      0.34       1.34(1)
AIM V.I. Mid Cap Core Equity Fund, Series II Shares                                0.72      0.25      0.31       1.28(1)
AllianceBernstein VPS Balanced Shares Portfolio (Class B)                          0.55      0.25      0.16       0.96(3)
AllianceBernstein VPS Growth and Income Portfolio (Class B)                        0.55      0.25      0.05       0.85(3)
AllianceBernstein VPS International Value Portfolio (Class B)                      0.75      0.25      0.12       1.12(3)
American Century VP Inflation Protection, Class II                                 0.49      0.25      0.01       0.75(3)
American Century VP International, Class II                                        1.13      0.25        --       1.38(3)
American Century VP Ultra(R), Class II                                             0.90      0.25      0.01       1.16(3)
American Century VP Value, Class II                                                0.83      0.25        --       1.08(3)
Columbia High Yield Fund, Variable Series, Class B                                 0.55      0.25      0.37       1.17(4)
Columbia Small Cap Value Fund, Variable Series, Class B                            0.80      0.25      0.10       1.15(5)
Dreyfus Investment Portfolios MidCap Stock Portfolio, Service Shares               0.75      0.25      0.04       1.04(3)
Dreyfus Investment Portfolios Technology Growth Portfolio, Service Shares          0.75      0.25      0.06       1.06(3)
Dreyfus Variable Investment Fund Appreciation Portfolio, Service Shares            0.75      0.25      0.05       1.05(3)
Dreyfus Variable Investment Fund International Value Portfolio, Service Shares     1.00      0.25      0.20       1.45(3)
Fidelity(R) VIP Contrafund(R) Portfolio Service Class 2                            0.57      0.25      0.09       0.91(6)
Fidelity(R) VIP Growth Portfolio Service Class 2                                   0.57      0.25      0.10       0.92(6)
Fidelity(R) VIP Investment Grade Bond Portfolio Service Class 2                    0.36      0.25      0.12       0.73(3)
Fidelity(R) VIP Mid Cap Portfolio Service Class 2                                  0.57      0.25      0.12       0.94(6)
Fidelity(R) VIP Overseas Portfolio Service Class 2                                 0.72      0.25      0.17       1.14(6)
FTVIPT Franklin Income Securities Fund - Class 2                                   0.46      0.25      0.02       0.73(7),(8)
FTVIPT Franklin Rising Dividends Securities Fund - Class 2                         0.62      0.25      0.02       0.89(7),(8),(9)
FTVIPT Franklin Small-Mid Cap Growth Securities Fund - Class 2                     0.48      0.25      0.28       1.01(8),(9)
FTVIPT Mutual Shares Securities Fund - Class 2                                     0.60      0.25      0.18       1.03(8)
FTVIPT Templeton Global Income Securities Fund - Class 2                           0.62      0.25      0.12       0.99(7)
FTVIPT Templeton Growth Securities Fund - Class 2                                  0.75      0.25      0.07       1.07(7),(8)
Goldman Sachs VIT Mid Cap Value Fund                                               0.80      --        0.07       0.87(10)



------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  9

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                                GROSS TOTAL
                                                                                MANAGEMENT   12b-1    OTHER       ANNUAL
                                                                                   FEES      FEES    EXPENSES    EXPENSES
MFS(R) Investors Growth Stock Series - Service Class                               0.75%     0.25%     0.15%      1.15%(11),(12)
MFS(R) New Discovery Series - Service Class                                        0.90      0.25      0.16       1.31(11),(12)
MFS(R) Total Return Series - Service Class                                         0.75      0.25      0.09       1.09(11),(12)
MFS(R) Utilities Series - Service Class                                            0.75      0.25      0.15       1.15(11),(12)
Oppenheimer Capital Appreciation Fund/VA, Service Shares                           0.64      0.25      0.02       0.91(13)
Oppenheimer Global Securities Fund/VA, Service Shares                              0.63      0.25      0.04       0.92(13)
Oppenheimer Main Street Small Cap Fund/VA, Service Shares                          0.74      0.25      0.05       1.04(13)
Oppenheimer Strategic Bond Fund/VA, Service Shares                                 0.69      0.25      0.02       0.96(13)
Putnam VT Health Sciences Fund - Class IB Shares                                   0.70      0.25      0.11       1.06(3)
Putnam VT International Equity Fund - Class IB Shares                              0.75      0.25      0.18       1.18(3)
Putnam VT Small Cap Value Fund - Class IB Shares                                   0.76      0.25      0.08       1.09(3)
Putnam VT Vista Fund - Class IB Shares                                             0.65      0.25      0.09       0.99(3)
RiverSource(SM) Variable Portfolio - Cash Management Fund                          0.33      0.13      0.16       0.62(14),(15)
RiverSource(SM) Variable Portfolio - Diversified Bond Fund                         0.47      0.13      0.17       0.77(14),(15)
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund                0.67      0.13      0.16       0.96(14),(15),(16)
RiverSource(SM) Variable Portfolio - Emerging Markets Fund                         1.09      0.13      0.31       1.53(14),(15),(16)
RiverSource(SM) Variable Portfolio - Global Inflation Protected Securities Fund    0.44      0.13      0.20       0.77(14),(15)
RiverSource(SM) Variable Portfolio - Growth Fund                                   0.62      0.13      0.17       0.92(14),(15),(16)
RiverSource(SM) Variable Portfolio - High Yield Bond Fund                          0.59      0.13      0.17       0.89(14),(15)
RiverSource(SM) Variable Portfolio - Income Opportunities Fund                     0.61      0.13      0.23       0.97(14),(15)
RiverSource(SM) Variable Portfolio - International Opportunity Fund                0.79      0.13      0.20       1.12(14),(15),(16)
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                         0.55      0.13      0.14       0.82(14),(15),(16)
RiverSource(SM) Variable Portfolio - Large Cap Value Fund                          0.56      0.13      0.53       1.22(14),(15),(16)
RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund                           0.66      0.13      0.15       0.94(14),(15),(16)
RiverSource(SM) Variable Portfolio - S&P 500 Index Fund                            0.22      0.13      0.18       0.53(14),(15)
RiverSource(SM) Variable Portfolio - Select Value Fund                             0.71      0.13      0.37       1.21(14),(15),(16)
RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund           0.48      0.13      0.18       0.79(14),(15)
RiverSource(SM) Variable Portfolio - Small Cap Value Fund                          0.96      0.13      0.20       1.29(14),(15),(16)
Van Kampen Life Investment Trust Comstock Portfolio, Class II Shares               0.56      0.25      0.03       0.84(3)
Van Kampen UIF U.S. Real Estate Portfolio, Class II Shares                         0.75      0.35      0.28       1.38(17)
Wanger International Small Cap                                                     0.95        --      0.18       1.13(3)
Wanger U.S. Smaller Companies                                                      0.90        --      0.05       0.95(3)

(1) Figures shown in the table are for the year ended Dec. 31, 2005 and are expressed as a percentage of the Fund's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series II shares to the extent necessary to limit total annual expenses of Series II shares to 1.45% of average daily nets assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the total annual expenses to exceed the limit stated above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash.
      Those credits are used to pay certain expenses incurred by the Fund. The expense limitation is in effect through April 30, 2007.

(2) Effective Jan. 1, 2005 through Dec. 31, 2009, the advisor has contractually agreed to waive a portion of its advisory fees. With fee waivers, net expenses were 1.22% of average daily net assets for AIM
      V.I. Basic Value Fund, Series II Shares.

(3) The Fund's expense figures are based on actual expenses for the fiscal year ended Dec. 31, 2005.

(4) On April 28, 2006, Columbia High Yield Fund, Variable Series, Class B merged into Nations High Yield Bond Portfolio. On May 1, 2006, Nations
      High Yield Bond Portfolio changed its name to Columbia High Yield Fund,
      Variable Series, Class B. The Fund's advisor has contractually agreed to waive advisory fees and reimburse the Fund for certain expenses so that the total annual fund operating expenses (exclusive of distribution and service fees, brokerage commissions, interest, taxes and extraordinary expenses, if any) will not exceed 0.60% through April 30, 2007. In addition, the Fund's distributor has contractually agreed to waive 0.19% of the 12b-1 fees through April 30, 2007. If these waivers were reflected in the table, total annual fund operating expenses would be 0.66%.



------------------------------------------------------------------------------

10  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS


(5) The Fund's distributor has voluntarily agreed to reimburse the Fund for a portion of the Class B share 12b-1 fee so that the total annual fund operating expenses (exclusive of brokerage commissions, interest, taxes and extraordinary expenses, if any) will not exceed 1.10%. If this waiver were reflected in the table, the 12b-1 fee for Class B shares would be 0.20% and total annual fund operating expenses for Class B shares would be 1.10%. This arrangement may be modified or terminated by the distributor at any time.

(6) A portion of the brokerage commissions that the Fund pays may be reimbursed and used to reduce the Fund's expenses. In addition, through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the Fund's custodian expenses. Including these reductions, the net expenses would have been 0.89% for Fidelity(R) VIP Contrafund(R) Portfolio Service Class 2, 0.88% for Fidelity(R) VIP Growth Portfolio Service Class 2, 0.89% for
      Fidelity(R) VIP Mid Cap Portfolio Service Class 2 and 1.07% for
      Fidelity(R) VIP Overseas Portfolio Service Class 2. These offsets may be discontinued at any time.

(7) The Fund's administration fee is paid indirectly through the management fee.

(8) While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year.

(9) The Fund's manager has agreed in advance to reduce its fees with respect to assets invested by the Fund in a Franklin Templeton Money Market
      Fund. This reduction is required by the Fund's Board of Trustees and an exemptive order by the Securities and Exchange Commission. The management fee reduction and net total annual expense was (0.02%) and 0.87%, respectively for FTVIPT Franklin Rising Dividends Securities Fund
      - Class 2 and (0.02%) and 0.99%, respectively for FTVIPT Franklin
      Small-Mid Cap Growth Securities Fund - Class 2.

(10) The Fund's annual operating expenses are based on actual expenses for the fiscal year ended Dec. 31, 2005. "Other expenses" include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of the Fund plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to limit "Other expenses" (excluding management fees, transfer agent fees and expenses, taxes, interest, brokerage, litigation and indemnification costs, shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, 0.25% of the Fund's average daily net assets for Goldman Sachs VIT Mid Cap Value
      Fund. The Investment Adviser may cease or modify the expense limitations at its discretion at any time. If this occurs, other expenses and total annual operating expenses may increase without shareholder approval.

(11) Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of service class shares (these fees are referred to as distribution fees).

(12) Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent, and may have entered into brokerage arrangements, that reduced or recaptured series' expenses. Any such expense reductions are not reflected in the table.
      Had these expense reductions been taken into account, "Gross total annual expenses" would be lower.

(13) Expenses may vary in future years. "Other expenses" in the table include transfer agent fees, custodial fees, and accounting and legal expenses the Fund pays. The Fund's transfer agent has voluntarily agreed to limit transfer and shareholder servicing fees to 0.35% per fiscal year. That undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended Dec. 31, 2005, the transfer agent fees did not exceed the expense limitation described above.

(14) The Fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2006, adjusted to reflect current fees.

(15)  The Fund has adopted a plan under Rule 12b-1 of the Investment Company
      Act of 1940. The Fund pays RiverSource Distributors, Inc. an annual fee of up to 0.125% of average daily net assets as payment for distributing its shares and providing shareholder services. Because this fee is paid out of the Fund's assets on an ongoing basis, over time this fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

(16) Management fees include the impact of a performance incentive adjustment that decreased the management fee by 0.02% for RiverSource(SM) Variable
      Portfolio - Large Cap Equity Fund, 0.04% for RiverSource(SM) Variable
      Portfolio - Large Cap Value Fund, 0.04% for RiverSource(SM) Variable
      Portfolio - Mid Cap Growth Fund, 0.07% for RiverSource(SM) Variable
      Portfolio - Select Value Fund and 0.02% for RiverSource(SM) Variable
      Portfolio - Small Cap Value Fund. Management fees include the impact of a performance incentive adjustment that increased the management fee by 0.09% for RiverSource(SM) Variable Portfolio - Diversified Equity Income
      Fund, 0.004% for RiverSource(SM) Variable Portfolio - Emerging Markets
      Fund, 0.02% for RiverSource(SM) Variable Portfolio - Growth Fund and
      0.04% for RiverSource(SM) Variable Portfolio - International Opportunity
      Fund.

(17) The fees disclosed reflect gross ratios prior to any voluntary waivers/reimbursements of expenses by the adviser. The adviser has voluntarily agreed to waive a portion of or all of its management fee and/or reimburse expenses to the extent necessary so that total annual operating expenses, excluding certain investment related expense such as foreign country tax expense and interest expense on borrowing, do not exceed 1.35%. The adviser may terminate these voluntary waivers at any time at its sole discretion. Additionally, the distributor has agreed to voluntarily waive a portion of the 12b-1 fee for Class II shares. The distributor may terminate these voluntary waivers at any time at its sole discretion. After these fee waivers/reimbursements, net expenses would have been 1.28% for Van Kampen UIF U.S. Real Estate Portfolio
      Class II Shares.



------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  11

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THESE CONTRACTS WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE YOUR TRANSACTION EXPENSES, CONTRACT ADMINISTRATIVE CHARGES(1), VARIABLE ACCOUNT ANNUAL EXPENSES AND FUND FEES AND EXPENSES.

THESE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THESE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR.

MAXIMUM EXPENSES. This example assumes the most expensive combination of contract features and benefits and the maximum fees and expense of any of the funds. It assumes that you select the MAV Death Benefit, Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base and the Benefit Protector(SM) Plus Death Benefit(2). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                IF YOU DO NOT WITHDRAW YOUR CONTRACT
                  IF YOU WITHDRAW YOUR CONTRACT                OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
            AT THE END OF THE APPLICABLE TIME PERIOD:         AT THE END OF THE APPLICABLE TIME PERIOD:
           1 YEAR      3 YEARS     5 YEARS    10 YEARS       1 YEAR     3 YEARS     5 YEARS    10 YEARS
          $1,279.41   $2,361.03   $3,473.71   $6,146.73      $579.41   $1,761.03   $2,973.71   $6,146.73

MINIMUM EXPENSES. This example assumes the least expensive combination of contract features and benefits and the minimum fees and expenses of any of the funds. It assumes that you select the ROP Death Benefit and you do not select any optional riders. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                               IF YOU DO NOT WITHDRAW YOUR CONTRACT
                 IF YOU WITHDRAW YOUR CONTRACT                OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
           AT THE END OF THE APPLICABLE TIME PERIOD:         AT THE END OF THE APPLICABLE TIME PERIOD:
          1 YEAR      3 YEARS     5 YEARS    10 YEARS       1 YEAR     3 YEARS     5 YEARS    10 YEARS
          $905.41    $1,234.56   $1,589.37   $2,348.94      $205.41    $634.56    $1,089.37   $2,348.94

(1) In these examples, the $40 contract administrative charge is estimated as a .024% charge. This percentage was determined by dividing the total amount of the contract administrative charges collected during the year that are attributable to each contract by the total average net assets that are attributable to that contract.

(2) Because this example is intended to illustrate the most expensive combination of contract features, the maximum annual fee for each optional rider is reflected rather than the fee that is currently being charged.



------------------------------------------------------------------------------

12  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

CONDENSED FINANCIAL INFORMATION

You can find unaudited condensed financial information for the subaccounts in Appendix N.

FINANCIAL STATEMENTS

You can find the audited financial statements of the subaccounts with financial history in the SAI. The SAI does not include audited financial statements for subaccounts that are new and have no activity as of the financial statements date.

THE VARIABLE ACCOUNT AND THE FUNDS


VARIABLE ACCOUNT. The variable account was established under Indiana law on July 15, 1987, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of RiverSource Life.


The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

Although the Internal Revenue Service (IRS) has issued some guidance on investor control, the U.S. Treasury and the IRS may continue to examine this aspect of variable contracts and provide additional guidance on investor control. Their concern involves how many investment choices (subaccounts) may be offered by an insurance company and how many exchanges among those subaccounts may be allowed before the contract owner would be currently taxed on income earned within the contract. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

THE FUNDS. This contract currently offers subaccounts investing in shares of the funds listed in the table below.

      o INVESTMENT OBJECTIVES: The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

      o PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM: Each underlying fund generally is available (unless we exclude it) to be a component fund of the asset allocation model portfolios (model portfolios) of the Portfolio Navigator (PN) Asset Allocation Program (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). Under the PN program, contract values are rebalanced on a quarterly basis and model portfolios are periodically updated. This quarterly rebalancing and periodic updating of the model portfolios can cause a component fund to incur transactional expenses to raise cash for money flowing out of the funds or to buy securities with money flowing into the funds. Moreover, a large outflow of money from a fund may increase the expenses attributable to the assets remaining in the fund. These expenses can adversely affect the performance of the relevant fund. In addition, when a particular fund needs to buy or sell securities due to quarterly rebalancing or periodic updating of a model portfolio, it may hold a large cash position. A large cash position could detract from the achievement of the fund's investment objective in a period of rising market prices; conversely, a large cash position would reduce the fund's magnitude of loss in the event of falling market prices and provide the fund with liquidity to make additional investments or to meet redemptions. Even if you do not participate in the PN program, a fund in which your subaccount invests may be impacted if it is a component fund of one or more model portfolios.

      o FUND NAME AND MANAGEMENT: A fund underlying your contract in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  13

      o ELIGIBLE PURCHASERS: All funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The funds are not available to the public (see "Fund Name and Management" above). Some funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously. Although we and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of each fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each fund intends to comply with the diversification requirements under
            Section 817(h) of the Code.

      o REVENUE WE RECEIVE FROM THE FUNDS MAY CREATE POTENTIAL CONFLICTS OF INTEREST: We seek to provide a broad array of underlying funds taking into account the fees and charges imposed by each fund and the contract charges we impose. We select the underlying funds in which the subaccounts initially invest and upon any substitution (see "Substitution of Investments"). We also make all decisions regarding which funds to retain in a contract, which funds to add to a contract and which funds will no longer be offered in a contract. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to fund performance, fund expenses, classes of fund shares available, size of the fund and investment objectives and investing style of the fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds and portfolio concentration and sector weightings. We also consider the levels and types of revenue a fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to compensation for administrative services provided with respect to the fund and support of marketing and distribution expenses incurred with respect to the fund.


            We and/or our affiliates receive from each of the funds, or the funds' affiliates, varying levels and types of revenue. The amount of this revenue is most often based on a percentage of average daily net assets invested in the fund. For example, the revenue we receive from affiliates of funds other than the RiverSource Variable Portfolio Funds (unaffiliated funds) currently ranges up to 0.55% of the average daily net assets invested in the fund through this and other contracts we or our affiliates issue. In some cases, this revenue may be based, in part, on sales one of our affiliates makes of other securities including, but not limited to publicly-traded retail mutual funds and/or the average daily net assets resulting from these sales. We or our affiliates may also receive revenue which is not based on a percentage of average daily net assets.


            The amount of this revenue varies by fund, may be significant and may create potential conflicts of interest. The greatest amount and percentage of revenue we and our affiliates receive comes from assets allocated to subaccounts investing in the RiverSource Variable Portfolio Funds (affiliated funds) that are managed by RiverSource Investments, LLC (RiverSource Investments), one of our affiliates. Employee compensation and operating goals at all levels are tied to the success of Ameriprise Financial, Inc. and its affiliates, including us. Certain employees may receive higher compensation and other benefits based, in part, on contract values that are invested in the RiverSource Variable Portfolio Funds. These revenue payments may also influence recommendations your investment professional makes regarding whether you should invest in the contract, and whether you should allocate purchase payments or contract value to a subaccount that invests in a particular fund (see "About the Service Providers").

            The revenue we receive from a fund or its affiliates is in addition to revenue we receive from the charges you pay when buying, owning and surrendering the contract (see "Expense Summary"). However, the revenue we receive from a fund or its affiliates may come, at least in part, from the fund's fees and expenses you pay indirectly when you allocate contract value to the subaccount that invests in that fund.


------------------------------------------------------------------------------

14  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

      Please see the SAI for a table that ranks the unaffiliated funds according to total dollar amounts they and their affiliates paid to us and/or our affiliates in 2005.

o WHY REVENUES ARE PAID TO US: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive this revenue for various purposes including, but not limited to:

      o Compensating, training and educating investment professionals who sell the contracts.

      o Granting access to our employees whose job it is to promote sales of the contracts by authorized selling firms and their investment professionals, and granting access to investment professionals of our affiliated selling firms.

      o Activities or services we or our affiliates provide that assist in the promotion and distribution of the contracts including promoting the funds available under the contracts to prospective and existing contract owners, authorized selling firms and investment professionals.

      o Providing sub-transfer agency and shareholder servicing to contract owners.

      o Promoting, including and/or retaining the fund's investment portfolios as underlying investment options in the contracts.

      o Advertising, printing and mailing sales literature, and printing and distributing prospectuses and reports.

      o Furnishing personal services to contract owners, including education of contract owners, answering routine inquiries regarding a fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the National Association of Securities Dealers, Inc. (NASD).

      o Subaccounting, transaction processing, recordkeeping and administration.

o SOURCES OF REVENUE RECEIVED FROM AFFILIATED FUNDS: The affiliated funds are managed by RiverSource Investments. The sources of revenue we receive from these affiliated funds, or from affiliates of these funds, may include, but are not necessarily limited to, the following:

      o Assets of the fund's adviser and transfer agent or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the fund or on the actual cost of certain services we provide with respect to the fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.

      o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

o SOURCES OF REVENUE RECEIVED FROM UNAFFILIATED FUNDS: The unaffiliated funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated funds, or the funds' affiliates, may include, but are not necessarily limited to, the following:

      o Assets of the fund's adviser, subadviser, transfer agent or an affiliate of these and assets of the fund's distributor or an affiliate. The revenue resulting from these sources usually is based on a percentage of average daily net assets of the fund but there may be other types of payment arrangements.

      o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  15

UNLESS AN ASSET ALLOCATION PROGRAM IS IN EFFECT, YOU MAY ALLOCATE PAYMENTS TO ANY OR ALL OF THE SUBACCOUNTS OF THE VARIABLE ACCOUNT THAT INVEST IN SHARES OF THE FOLLOWING FUNDS:

------------------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                                   INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Basic Value            Long-term growth of capital. Invests at least 65% of its total      A I M Advisors, Inc.
Fund, Series II Shares          assets in equity securities of U.S. issuers that have market capitalizations of greater than $500 million and are believed to be undervalued in relation to long-term earning power or other factors. The fund may invest up to 25% of its total assets in foreign securities.

------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital                Long-term growth of capital. Invests primarily in securities        A I M Advisors, Inc.
Development Fund,               (including common stocks, convertible securities and bonds) of
Series II Shares                small- and medium-sized companies. The Fund may invest up to 25%
                                of its total assets in foreign securities.

------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Mid Cap Core           Long-term growth of capital. Invests normally at least 80%of its    A I M Advisors, Inc.
Equity Fund,                    net assets, plus the amount of any borrowings for investment
Series II Shares                purposes, in equity securities, including convertible securities, of medium sized companies. The fund may invest up to 20% of its net assets in equity securities of companies in other market capitalization ranges or in investment grade debt securities. The fund may also invest up to 25% of its total assets in foreign securities.

------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein               Total return consistent with reasonable risk, through a             AllianceBernstein L.P.
VPS Balanced Shares             combination of income and longer-term growth of capital. Invests
Portfolio (Class B)             primarily in U.S. government and agency obligations, bonds, fixed-
                                income senior securities (including short-and long-term debt securities and preferred stocks to the extent their value is attributable to their fixed-income characteristics), and common stocks.

------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein               Long-term growth of capital. Invests primarily in dividend-paying   AllianceBernstein L.P.
VPS Growth and Income           common stocks of large, well-established, "blue chip" companies.
Portfolio (Class B)

------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein               Long-term growth of capital. Invests primarily in a diversified     AllianceBernstein L.P.
VPS International Value         portfolio of equity securities of established companies selected
Portfolio (Class B)             from more than 40 industries and from more than 40 developed and emerging market countries.

------------------------------------------------------------------------------------------------------------------------------------
American Century                Long-term total return. To protect against U.S. inflation.          American Century Investment
VP Inflation Protection,                                                                            Management, Inc.
Class II

------------------------------------------------------------------------------------------------------------------------------------
American Century VP             Capital growth. Invests primarily in stocks of growing foreign      American Century Global
International, Class II         companies in developed countries.                                   Investment Management, Inc.

------------------------------------------------------------------------------------------------------------------------------------
American Century                Long-term capital growth. Invests primarily in U.S. companies,      American Century
VP Ultra(R), Class II           but there is no limit on the amount of assets the Fund can          Investment Management, Inc.
                                invest in foreign companies.

------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

16  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                                   INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
American Century                Long-term capital growth, with income as a secondary                American Century Investment
VP Value, Class II              objective. Invests primarily in stocks of companies that            Management, Inc.
                                management believes to be undervalued at the time of
                                purchase.

------------------------------------------------------------------------------------------------------------------------------------
Columbia High Yield             High level of current income with capital appreciation as a         Columbia Management
Fund, Variable Series,          secondary objective when consistent with the goal of high           Advisors, LLC
Class B                         current income. The Fund normally invests at least 80% of
                                its net assets (plus any borrowings for investment
                                purposes) in high yielding corporate debt securities, such as bonds, debentures and notes that are rated below investment grade, or unrated securities which the Fund's investment
                                advisor has determined to be of comparable quality. No
                                more than 10% of the Fund's total assets will normally be
                                invested in securities rated CCC or lower by S&P or Caa or lower by Moody's.

------------------------------------------------------------------------------------------------------------------------------------
Columbia Small Cap Value        Long-term growth by investing primarily in smaller                  Columbia Management
Fund, Variable Series,          capitalization (small-cap) equities. Under normal market            Advisors, LLC
Class B                         conditions, the Fund invests at least 80% of its net
                                assets (plus any borrowings for investment purposes) in
                                small-cap stocks. When purchasing securities for the Fund, the advisor generally chooses securities of companies it
                                believes are undervalued. The Fund may invest up to 10% of its assets in foreign securities.

------------------------------------------------------------------------------------------------------------------------------------
Dreyfus Investment              The portfolio seeks investment results that are greater than        The Dreyfus Corporation
Portfolios MidCap               the total return performance of publicly traded common
Stock Portfolio,                stocks of medium-sized domestic companies in the
Service Shares                  aggregate, as represented by the Standard & Poor's
                                Midcap 400 Index. The portfolio normally invests at least
                                80% of its assets in stocks of mid-size companies. The
                                portfolio invests in growth and value stocks, which are
                                chosen through a disciplined investment process that
                                combines computer modeling techniques, fundamental
                                analysis and risk management. Consistency of returns
                                compared to the S&P 400 is a primary goal of the
                                investment process. The portfolio's stock investments may
                                include common stocks, preferred stocks, convertible
                                securities and depository receipts, including those issued in initial public offerings or shortly thereafter.

------------------------------------------------------------------------------------------------------------------------------------
Dreyfus Investment              The portfolio seeks capital appreciation. The portfolio             The Dreyfus Corporation
Portfolios Technology           invests, under normal circumstances, at least 80% of its
Growth Portfolio,               assets in the stocks of growth companies of any size that
Service Shares                  Dreyfus believes to be leading producers or beneficiaries of technological innovation. Up to 25% of the portfolio's
                                assets may be invested in foreign securities. The portfolio's stock investments may include common stocks, preferred
                                stocks and convertible securities.

------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  17

------------------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                                   INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Dreyfus Variable                The portfolio seeks long-term capital growth consistent with        The Dreyfus Corporation - Fayez
Investment Fund                 the preservation of capital. Its secondary goal is current          Sarofim & Co. is the
Appreciation Portfolio,         income. To pursue these goals, the portfolio normally invests       portfolio's sub-investment
Service Shares                  at least 80% of its assets in common stocks. The portfolio          advisor
                                focuses on "blue chip" companies with total market
                                capitalizations of more than $5 billion at the time of
                                purchase, including multinational companies. These
                                established companies have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable, above-
                                average earnings growth.

------------------------------------------------------------------------------------------------------------------------------------
Dreyfus Variable                The portfolio seeks long-term capital growth. To pursue this        The Dreyfus Corporation
Investment Fund                 goal, the portfolio normally invests at least 80% of its
International Value             assets in stocks. The portfolio ordinarily invests most of its
Portfolio,                      assets in securities of foreign companies which Dreyfus
Service Shares                  considers to be value companies. The portfolio's stock
                                investments may include common stocks, preferred stocks
                                and convertible securities, including those purchased in
                                initial public offerings or shortly thereafter. The portfolio may invest in companies of any size. The portfolio may also invest in companies located in emerging markets.

------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Contrafund(R)   Seeks long-term capital appreciation. Normally invests              Fidelity Management & Research
Portfolio Service Class 2       primarily in common stocks. Invests in securities of                Company (FMR), investment
                                companies whose value it believes is not fully recognized by        manager; FMR U.K. and FMR Far
                                the public. Invests in either "growth" stocks or "value"            East, sub-investment advisers.
                                stocks or both. The fund invests in domestic and foreign
                                issuers.

------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Growth          Seeks to achieve capital appreciation. Normally invests             Fidelity Management & Research
Portfolio Service Class 2       primarily in common stocks. Invests in companies that it            Company (FMR), investment
                                believes have above-average growth potential (stocks of             manager; FMR U.K., and FMR Far
                                these companies are often called "growth" stocks). The Fund         East, sub-investment advisers.
                                invests in domestic and foreign issuers.

------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Investment      Seeks as high of a level of current income as is consistent         Fidelity Management & Research
Grade Bond Portfolio            with the preservation of capital. Normally invests at               Company (FMR), investment
Service Class 2                 least 80% of assets in investment-grade debt securities (those      manager; FMR U.K., and FMR Far
                                of medium and high quality) of all types and repurchase             East, sub-investment advisers.
                                agreements for those securities.

------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Mid Cap         Long-term growth of capital. Normally invests primarily in          Fidelity Management & Research
Portfolio Service Class 2       common stocks. Normally invests at least 80% of assets              Company (FMR), investment
                                in securities of companies with medium market                       manager; FMR U.K., and FMR Far
                                capitalizations. May invest in companies with smaller or            East, sub-investment advisers.
                                larger market capitalizations. Invests in domestic and foreign issuers. The Fund invests in either "growth" or "value"
                                common stocks or both.

------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

18  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY -- PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                                   INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Overseas        Long-term growth of capital. Normally invests primarily in          Fidelity Management & Research
Portfolio Service Class 2       common stocks of foreign securities. Normally invests at            Company (FMR), investment
                                least 80% of assets in non-U.S. securities.                         manager; FMR U.K., and FM
                                                                                                    Far East, Fidelity International
                                                                                                    Investment Advisors (FIIA) and
                                                                                                    FIIA U.K., sub-investment
                                                                                                    advisers.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Income          Seeks to maximize income while maintaining prospects for            Franklin Advisers, Inc.
Securities Fund - Class 2       capital appreciation. The Fund normally may invests in both equity and debt securities. The Fund seeks income by
                                investing on corporate, foreign, and U.S. Treasury bonds as well as stocks with dividend yields the manager believes are attractive.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Rising          Seeks long-term capital appreciation, with preservation of          Franklin Advisers, Inc.
Dividends Securities            capital as an important consideration. The Fund normally
Fund - Class 2                  invests at least 80% of its net assets in investments of
                                companies that have paid rising dividends, and normally
                                invests predominantly in equity securities.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin                 Seeks long-term capital growth. The Fund normally invests           Franklin Advisers, Inc.
Small-Mid Cap Growth            at least 80% of its net assets in investments of small
Securities Fund - Class 2       capitalization (small cap) and mid capitalization (mid
                                cap) companies. For this Fund, small-cap companies are
                                those with market capitalization values not exceeding $1.5 billion or the highest market capitalization value in the
                                Russell 2000(R) Index, whichever is greater, at the time of purchase; and mid cap companies are companies with
                                market capitalization values not exceeding $8.5 billion at the time of purchase.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Mutual Shares            Seeks capital appreciation, with income as a secondary goal.        Franklin Mutual Advisers, LLC
Securities Fund - Class 2       The Fund normally invests mainly in equity securities that the manager believes are undervalued. The Fund normally
                                invests primarily in undervalued stocks and to a lesser extent in risk arbitrage securities and distressed companies.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Templeton Global         Seeks high current income, consistent with preservation of          Franklin Advisers, Inc.
Income Securities Fund -        capital, with capital appreciation as a secondary
Class 2                         consideration. The Fund normally invests mainly in debt
                                securities of governments and their political subdivisions and agencies, supranational organizations and companies
                                located anywhere in the world, including emerging markets.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Templeton                Seeks long-term capital growth. The Fund normally invests           Franklin Advisers, Inc.
Growth Securities Fund -        primarily in equity securities of companies located
Class 2                         anywhere in the world, including those in the U.S. and in
                                emerging markets.

------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  19

------------------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                                   INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT               Seeks long-term capital appreciation. The Fund invests, under       Goldman Sachs Asset
Mid Cap Value Fund              normal circumstances, at least 80% of its net assets plus any       Management, L.P.
                                borrowings for investment purposes (measured at time of
                                purchase) ("Net Assets") in a diversified portfolio of equity investments in mid-cap issuers with public stock market
                                capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market
                                capitalization of companies constituting the Russell Midcap(R)
                                Value Index at the time of investment. If the market
                                capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the Russell Midcap(R)
                                Value Index is currently between $276 million and $14.9
                                billion. Although the Fund will invest primarily in publicly traded U.S. securities, it may invest up to 25% of its Net
                                Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.
                                The Fund may invest in the aggregate up to 20% of its Net
                                Assets in companies with public stock market capitalizations outside the range of companies constituting the Russell
                                Midcap(R) Value Index at the time of investment and in fixed-
                                income securities, such as government, corporate and bank
                                debt obligations.

------------------------------------------------------------------------------------------------------------------------------------
MFS(R) Investors Growth         Long-term growth of capital and future income. Invests              MFS Investment Management(R)
Stock Series -                  atleast 80% of its net assets in common stocks and related
Service Class                   securities of companies which MFS(R) believes offer better than average prospects for long-term growth.

------------------------------------------------------------------------------------------------------------------------------------
MFS(R) New Discovery            Capital appreciation. Invests at least 65% of its net assets        MFS Investment Management(R)
Series - Service Class          in equity securities of emerging growth companies.

------------------------------------------------------------------------------------------------------------------------------------
MFS(R) Total Return             Above-average income consistent with the prudent employment of      MFS Investment Management(R)
Series - Service Class          capital, with growth of capital and income as a secondary
                                objective. Invests primarily in a combination of equity and fixed income securities.

------------------------------------------------------------------------------------------------------------------------------------
MFS(R) Utilities Series -       Capital growth and current income. Invests primarily in equity      MFS Investment Management(R)
Service Class                   and debt securities of domestic and foreign companies in the utilities industry.

------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Capital             Capital appreciation. Invests in securities of well-known,          OppenheimerFunds, Inc.
Appreciation Fund/VA,           established companies.
Service Shares

------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global              Long-term capital appreciation. Invests mainly in common            OppenheimerFunds, Inc.
Securities Fund/VA,             stocks of U.S. and foreign issuers that are "growth-type"
Service Shares                  companies, cyclical industries and special situations that are considered to have appreciation possibilities.

------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

20  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                                   INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street         Seeks capital appreciation. Invests mainly in common stocks         OppenheimerFunds, Inc.
Small Cap Fund/VA,              of small-capitalization U.S. companies that the fund's
Service Shares                  investment manager believes have favorable business trends or prospects.

------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Strategic           High level of current income principally derived from               OppenheimerFunds, Inc.
Bond Fund/VA,                   interest on debt securities. Invests mainly in three market
Service Shares                  sectors: debt securities of foreign governments and
                                companies, U.S. government securities and lower-rated high yield securities of U.S. and foreign companies.

------------------------------------------------------------------------------------------------------------------------------------
Putnam VT Health                Seeks capital appreciation. The fund pursues its goal by            Putnam Investment
Sciences Fund -                 investing mainly in common stocks of companies in the               Management, LLC
Class IB Shares                 health sciences industries, with a focus on growth stocks.
                                Under normal circumstances, the fund invests at least 80%of its net assets in securities of (a) companies that derive at least 50% of their assets, revenues or profits from the
                                pharmaceutical, health care services, applied research and development and medical equipment and supplies industries, or (b) companies Putnam Management thinks have the potential for growth as a result of their particular products, technology, patents or other market advantages in the health sciences
                                industries.

------------------------------------------------------------------------------------------------------------------------------------
Putnam VT International         Seeks capital appreciation. The fund pursues its goal by            Putnam Investment
Equity Fund -                   investing mainly in common stocks of companies outside the          Management, LLC
Class IB Shares                 United States that Putnam Management believes have
                                favorable investment potential. Under normal circumstances, the fund invests at least 80% of its net assets in equity
                                investments.

------------------------------------------------------------------------------------------------------------------------------------
Putnam VT Small Cap             Seeks capital appreciation. The fund pursues its goal by            Putnam Investment
Value Fund -                    investing mainly in common stocks of U.S. companies, with           Management, LLC
Class IB Shares                 a focus on value stocks. Under normal circumstances, the
                                fund invests at least 80% of its net assets in small companies of a size similar to those in the Russell 2000 Value Index.

------------------------------------------------------------------------------------------------------------------------------------
Putnam VT Vista Fund -          Seeks capital appreciation. The fund pursues its goal by            Putnam Investment
Class IB Shares                 investing mainly in common stocks of U.S. companies, with           Management, LLC
                                a focus on growth stocks.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Maximum current income consistent with liquidity and                RiverSource Investments,
Portfolio - Cash                stability of principal. Invests primarily in money market           LLC (RiverSource Investments)
Management Fund                 instruments, such as marketable debt obligations issued by corporations or the U.S. government or its agencies, bank
                                certificates of deposit, bankers' acceptances, letters of credit, and commercial paper, including asset-backed commercial
                                paper.

------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  21

------------------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                                   INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            High level of current income while attempting to conserve           RiverSource Investments
Portfolio - Diversified         the value of the investment and continuing a high level of
Bond Fund                       income for the longest period of time. Under normal
                                market conditions, the Fund invests at least 80% of its net assets in bonds and other debt securities. At least 50% of the Fund's net assets will be invested in securities like
                                those included in the Lehman Brothers Aggregate Bond
                                Index (Index), which are investment grade and
                                denominated in U.S. dollars. The Index includes securities issued by the U.S. government, corporate bonds, and
                                mortgage- and asset-backed securities. Although the Fund
                                emphasizes high- and medium-quality debt securities, it
                                will assume some credit risk to achieve higher yield and/or capital appreciation by buying lower-quality (junk) bonds.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            High level of current income and, as a secondary goal,              RiverSource Investments
Portfolio - Diversified         steady growth of capital. Under normal market conditions,
Equity Income Fund              the Fund invests at least 80% of its net assets in dividend-
                                paying common and preferred stocks.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Long-term capital growth. The Fund's assets are primarily           RiverSource Investments,
Portfolio - Emerging            invested in equity securities of emerging market                    adviser; Threadneedle
Markets Fund                    companies. Under normal market conditions, at least 80%             International Limited, an
                                of the Fund's net assets will be invested in securities of          indirect wholly-owned
                                companies that are located in emerging market countries,            subsidiary of Ameriprise
                                or that earn 50% or more of their total revenues from goods         Financial, subadviser.
                                and services produced in emerging market countries or
                                from sales made in emerging market countries.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Total return that exceeds the rate of inflation over the            RiverSource Investments
Portfolio - Global Inflation    long-term. Non-diversified mutual fund that, under normal
Protected Securities Fund       market conditions, invests at least 80% of its net assets in inflation-protected debt securities. These securities include inflation-indexed bonds of varying maturities issued by
                                U.S. and foreign governments, their agencies or
                                instrumentalities, and corporations.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Long-term capital growth. Invests primarily in common               RiverSource Investments
Portfolio - Growth Fund         stocks and securities convertible into common stocks that
                                appear to offer growth opportunities. These growth
                                opportunities could result from new management, market
                                developments, or technological superiority. The Fund may
                                invest up to 25% of its total assets in foreign investments.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            High current income, with capital growth as a secondary             RiverSource Investments
Portfolio - High Yield          objective. Under normal market conditions, the Fund
Bond Fund                       invests at least 80% of its net assets in high-yielding, high-
                                risk corporate bonds (junk bonds) issued by U.S. and
                                foreign companies and governments.

------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

22  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                                   INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            High total return through current income and capital                RiverSource Investments
Portfolio - Income              appreciation. Under normal market conditions, invests
Opportunities Fund              primarily in income-producing debt securities with an
                                emphasis on the higher rated segment of the high-yield (junk bond) market. The Fund will purchase only securities rated B or above, or unrated securities believed to be of the same quality. If a security falls below a B rating, the Fund may continue to hold the security.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Capital appreciation. Invests primarily in equity securities of     RiverSource Investments,
Portfolio - International       foreign issuers that offer strong growth potential. The Fund        adviser; Threadneedle
Opportunity Fund                may invest in developed and in emerging markets.                    International Limited, an
                                                                                                    indirect wholly-owned
                                                                                                    subsidiary of Ameriprise
                                                                                                    Financial, subadviser.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Capital appreciation. Under normal market conditions, the           RiverSource Investments
Portfolio - Large Cap           Fund invests at least 80% of its net assets in equity securities
Equity Fund                     of companies with market capitalization greater than $5
                                billion at the time of purchase.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Long-term growth of capital. Under normal market                    RiverSource Investments
Portfolio - Large Cap           conditions, the Fund invests at least 80% of its net assets
Value Fund                      in equity securities of companies with a market capitalization greater than $5 billion. The Fund may also invest in income-
                                producing equity securities and preferred stocks.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Growth of capital. Under normal market conditions, the Fund         RiverSource Investments
Portfolio - Mid Cap             invests at least 80% of its net assets in equity securities of
Growth Fund                     mid capitalization companies. The investment manager
                                defines mid-cap companies as those whose market
                                capitalization (number of shares outstanding multiplied by the share price) falls within the range of the Russell Midcap(R)
                                Growth Index.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Long-term capital appreciation. The Fund seeks to provide           RiverSource Investments
Portfolio - S&P 500             investment results that correspond to the total return (the
Index Fund                      combination of appreciation and income) of large-
                                capitalization stocks of U.S. companies. The Fund invests in common stocks included in the Standard & Poor's
                                500Composite Stock Price Index (S&P 500). The S&P 500 is
                                made up primarily of large-capitalization companies that
                                represent a broad spectrum of the U.S. economy.

------------------------------------------------------------------------------------------------------------------------------------

RiverSource Variable            Long-term growth of capital. Invests primarily in common            RiverSource Investments,
Portfolio - Select Value        stocks, preferred stocks and securities convertible into            adviser; Systematic Financial
Fund                            common stocks that are listed on a nationally recognized            Management, L.P. and WEDGE
                                securities exchange or traded on the NASDAQ National                Capital Management L.L.P.,
                                Market System of the National Association of Securities             subadvisers.
                                Dealers. The Fund invests in mid-cap companies as well as
                                companies with larger and smaller market capitalizations.


------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  23

------------------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                                   INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            A high level of current income and safety of principal              RiverSource Investments
Portfolio - Short Duration      consistent with an investment in U.S. government and
U.S. Government Fund            government agency securities. Under normal market
                                conditions, at least 80% of the Fund's net assets are invested in securities issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Long-term capital appreciation. Invests primarily in equity         RiverSource Investments,
Portfolio - Small Cap           securities. Under normal market conditions, at least 80%            adviser; River Road
Value Fund                      of the Fund's net assets will be invested in small cap              Asset Management, LLC,
                                companies with market capitalization, at the time of                Donald Smith & Co., Inc.,
                                investment, of up to $2.5 billion or that fall within the range     Franklin Portfolio Associates
                                of the Russell 2000(R) Value Index.                                 LLC and Barrow, Hanley,
                                                                                                    Mewhinney & Strauss, Inc.,
                                                                                                    subadvisers.

------------------------------------------------------------------------------------------------------------------------------------
Van Kampen Life                 Capital growth and income through investments in equity             Van Kampen Asset Management
Investment Trust                securities, including common stocks, preferred stocks and
Comstock Portfolio,             securities convertible into common and preferred stocks.
Class II Shares

------------------------------------------------------------------------------------------------------------------------------------
Van Kampen UIF U.S.             Above average current income and long-term capital                  Morgan Stanley Investment
Real Estate Portfolio,          appreciation. Invests primarily in equity securities of             Management Inc., doing
Class II Shares                 companies in the U.S. real estate industry, including real          business as Van Kampen.
                                estate investment trusts.

------------------------------------------------------------------------------------------------------------------------------------
Wanger International            Long-term growth of capital. Invests primarily in stocks of         Columbia Wanger
Small Cap                       companies based outside the U.S. with market capitalizations        Asset Management, L.P.
                                of less than $5 billion at time of initial purchase.

------------------------------------------------------------------------------------------------------------------------------------
Wanger U.S. Smaller             Long-term growth of capital. Invests primarily in stocks of         Columbia Wanger
Companies                       small- and medium-size U.S. companies with market                   Asset Management, L.P.
                                capitalizations of less than $5 billion at time of initial purchase.

------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

24  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

THE GUARANTEE PERIOD ACCOUNTS (GPAs)

The GPAs may not be available in some states.

Currently, unless an asset allocation program is in effect, you may allocate purchase payments to one or more of the GPAs with guarantee periods declared by us. These periods of time vary by state. The required minimum investment in each GPA is $1,000. These accounts are not available in all states and are not offered after annuity payouts begin. Some states also restrict the amount you can allocate to these accounts.

Each GPA pays an interest rate that is declared when you make an allocation to that account. That interest rate is then fixed for the Guarantee Period that you chose. We will periodically change the declared interest rate for any future allocations to these accounts, but we will not change the rate paid on contract value currently in a GPA.


The interest rates that we will declare as guaranteed rates in the future are determined by us at our discretion (future rates). We will determine future rates based on various factors including, but not limited to, the interest rate environment, returns we earn on investments in the nonunitized separate account we have established for the GPAs, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition and RiverSource Life's revenues and other expenses. WE CANNOT PREDICT NOR CAN WE GUARANTEE WHAT FUTURE RATES WILL BE.


We hold amounts you allocate to the GPAs in a "nonunitized" separate account we have established under the Indiana Insurance Code. This separate account provides an additional measure of assurance that we will make full payment of amounts due under the GPAs. State insurance law prohibits us from charging this separate account with liabilities of any other separate account or of our general business. We own the assets of this separate account as well as any favorable investment performance of those assets. You do not participate in the performance of the assets held in this separate account. We guarantee all benefits relating to your value in the GPAs. This guarantee is based on the continued claims-paying ability of the company.

We intend to construct and manage the investment portfolio relating to the separate account using a strategy known as "immunization." Immunization seeks to lock in a defined return on the pool of assets versus the pool of liabilities over a specified time horizon. Since the return on the assets versus the liabilities is locked in, it is "immune" to any potential fluctuations in interest rates during the given time. We achieve immunization by constructing a portfolio of assets with a price sensitivity to interest rate changes (i.e., price duration) that is essentially equal to the price duration of the corresponding portfolio of liabilities. Portfolio immunization provides us with flexibility and efficiency in creating and managing the asset portfolio, while still assuring safety and soundness for funding liability obligations.

We must invest this portfolio of assets in accordance with requirements established by applicable state laws regarding the nature and quality of investments that life insurance companies may make and the percentage of their assets that they may commit to any particular type of investment. Our investment strategy will incorporate the use of a variety of debt instruments having price durations tending to match the applicable guarantee periods. These instruments include, but are not necessarily limited to, the following:

o Securities issued by the U.S. government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. government;

o Debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by any of three nationally recognized rating agencies -- Standard & Poor's, Moody's Investors Service or Fitch -- or are rated in the two highest grades by the National Association of Insurance Commissioners;

o Other debt instruments which are unrated or rated below investment grade, limited to 10% of assets at the time of purchase; and

o Real estate mortgages, limited to 45% of portfolio assets at the time of acquisition.

In addition, options and futures contracts on fixed income securities will be used from time to time to achieve and maintain appropriate investment and liquidity characteristics on the overall asset portfolio.

While this information generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Indiana and other state insurance laws.

MARKET VALUE ADJUSTMENT (MVA)

We will not apply an MVA to contract value you transfer or withdraw out of the GPAs within 30 days before the end of the guarantee period. During this 30 day window, you may choose to start a new guarantee period of the same length, transfer the contract value to a GPA of another length, transfer the contract value to any of the subaccounts or withdraw the contract value (subject to applicable withdrawal provisions). If we do not receive any instructions at the end of your guarantee period, our current practice is to automatically transfer the contract value into the shortest GPA term offered in your state.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  25

We guarantee the contract value allocated to the GPAs, including the interest credited, if you do not make any transfers or withdrawals from the GPAs prior to 30 days before the end of the guarantee period (30-day rule). At all other times, and unless one of the exceptions to the 30-day rule described below applies, we will apply an MVA if you withdraw or transfer contract value from a GPA including withdrawals under the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit, or you elect an annuity payout plan while you have contract value invested in a GPA. We will refer to these transactions as "early withdrawals." The application of an MVA may result in either a gain or loss of principal.

The 30-day rule does not apply and no MVA will apply to:

o transfers from a one-year GPA occurring under an automated dollar-cost averaging program or Interest Sweep Strategy;

o automatic rebalancing under any Portfolio Navigator model portfolio we offer which contains one or more GPAs. However, an MVA may apply if you transfer to a new Portfolio Navigator model portfolio;

o amounts applied to an annuity payout plan while a Portfolio Navigator model portfolio containing one or more GPAs is in effect;

o reallocation of your contract value according to an updated Portfolio Navigator model portfolio;

o     amounts withdrawn for fees and charges; or

o     amounts we pay as death claims.

When you request an early withdrawal, we adjust the early withdrawal amount by an MVA formula. The early withdrawal amount reflects the relationship between the guaranteed interest rate you are earning in your current GPA and the interest rate we are crediting on new GPAs that end at the same time as your current GPA.

The MVA is sensitive to changes in current interest rates. The magnitude of any applicable MVA will depend on our current schedule of guaranteed interest rates at the time of the withdrawal, the time remaining in your guarantee period and your guaranteed interest rate. The MVA is negative, zero or positive depending on how the guaranteed interest rate on your GPA compares to the interest rate of a new GPA for the same number of years as the guarantee period remaining on your GPA. This is summarized in the following table:

                  IF YOUR GPA RATE IS:                              THE MVA IS:
                Less than the new GPA rate + 0.10%                    Negative
                Equal to the new GPA rate + 0.10%                     Zero
                Greater than the new GPA rate + 0.10%                 Positive

For examples, see Appendix A.

THE FIXED ACCOUNT (APPLIES TO CONTRACTS ISSUED ON OR AFTER MAY 1, 2006 AND IF AVAILABLE IN YOUR STATE)


The fixed account is our general account. Amounts allocated to the fixed account become part of our general account. The fixed account includes the one-year fixed account and the DCA fixed account. We credit interest on amounts you allocate to the fixed account at rates we determine from time to time in our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns we earn on our general account investments, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition, and RiverSource Life's revenues and expenses. The guaranteed minimum interest rate on amounts invested in the fixed account may vary by state but will not be lower than state law allows. We back the principal and interest guarantees relating to the fixed account. These guarantees are based on the continued claims-paying ability of RiverSource Life.


The fixed account is not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the fixed account, however, disclosures regarding the fixed account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

ONE-YEAR FIXED ACCOUNT

Unless an asset allocation program is in effect, you may allocate purchase payments or transfer contract value to the one-year fixed account. The value of the one-year fixed account increases as we credit interest to the one-year fixed account. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. We credit the one-year fixed account with the current guaranteed annual rate that is in effect on the date we receive your purchase payment or you transfer contract value to the one-year fixed account. The interest rate we apply to each purchase payment or transfer to the one-year fixed account is guaranteed for one year. There are restrictions on the amount you can allocate to the one-year fixed account as well as on transfers from this account (see "Making the Most of Your Contract -- Transfer policies").


------------------------------------------------------------------------------

26  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

DCA FIXED ACCOUNT

You may allocate purchase payments to the DCA fixed account. You may not transfer contract value to the DCA fixed account.

You may allocate your entire initial purchase payment to the DCA fixed account for a term of six or twelve months. We reserve the right to offer shorter or longer terms for the DCA fixed account.

In accordance with your investment instructions, we transfer a pro rata amount from the DCA fixed account to your investment allocations monthly so that, at the end of the DCA fixed account term, the balance of the DCA fixed account is zero. The value of the DCA fixed account increases when we credit interest to the DCA fixed account, and decreases when we make monthly transfers from the DCA fixed account to your investment allocations. We credit interest only on the declining balance of the DCA fixed account; we do not credit interest on amounts that have been transferred from the DCA fixed account. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. Generally, we will credit the DCA fixed account with interest at the same annual effective rate we apply to one-year fixed account on the date we receive your purchase payment, regardless of the length of the term you select. We reserve the right to declare different annual effective rates:

o     for the DCA fixed account and the one-year fixed account;

o     for the DCA fixed accounts with terms of differing length;

o for amounts in the DCA fixed account you instruct us to transfer to the one-year fixed account;

o for amounts in the DCA fixed account you instruct us to transfer to the GPAs;

o for amounts in the DCA fixed account you instruct us to transfer to the subaccounts.

The interest rates in effect for the DCA fixed account when we receive your purchase payment are guaranteed for the length of the term. When you allocate an additional purchase payment to an existing DCA fixed account term, the interest rates applicable to that purchase payment will be the rates in effect for the DCA fixed account of the same term on the date we receive your purchase payment. For DCA fixed accounts with an initial term (or, in the case of an additional purchase payment, a remaining term) of less than twelve months, the net effective interest rates we credit to the DCA fixed account balance will be less than the declared annual effective rates.

Alternatively, you may allocate your initial purchase payment to any combination of the following which equals one hundred percent of the amount you invest:

o     the DCA fixed account for a six month term;

o     the DCA fixed account for a twelve month term;

o     the model portfolio in effect;

o if no model portfolio is in effect, to the one-year fixed account, the GPAs and/or the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account and the GPAs.

If you make a purchase payment while a DCA fixed account term is in progress, you may allocate your purchase payment among the following:

o to the DCA fixed account term(s) then in effect. Amounts you allocate to an existing DCA fixed account term will be transferred out of the DCA fixed account over the remainder of the term. For example, if you allocate a new purchase payment to an existing DCA fixed account term of six months when only two months remains in the six month term, the amount you allocate will be transferred out of the DCA fixed account over the remaining two months of the term;

o     to the model portfolio then in effect;

o if no model portfolio is in effect, then to the one-year fixed account, the GPAs and/or the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account and the GPAs.

If no DCA fixed account term is in progress when you make an additional purchase payment, you may allocate it according to the rules above for the allocation of your initial purchase payment.

If you participate in a model portfolio, and you change to a different model portfolio while a DCA fixed account term is in progress, we will allocate transfers from the DCA fixed account to your newly-elected model portfolio.

If your contract permits, and you discontinue your participation in a model portfolio while a DCA fixed account term is in progress, we will allocate transfers from the DCA fixed account for the remainder of the term in accordance with your investment instructions to us to the one-year fixed account, the GPAs and the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account and the GPAs, including but not limited to, any limitations described in this prospectus on transfers (see "Transfer policies").


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  27

You may discontinue any DCA fixed account before the end of its term by giving us notice. If you do so, we will transfer the remaining balance of the DCA fixed account whose term you are ending to the asset allocation model portfolio in effect, or if no asset allocation model portfolio is in effect, in accordance with your investment instructions to us to the one-year fixed account, the GPAs and/or the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account and the GPAs, including but not limited to, any limitations described in this prospectus on transfers (see "Transfer policies").

Dollar-cost averaging from the DCA fixed account does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. For a discussion of how dollar-cost averaging works, see "Making the Most of your Contract -- Automated Dollar-Cost Averaging."

BUYING YOUR CONTRACT

Your investment professional will help you complete and submit an application and send it along with your initial purchase payment to our administrative office. As the owner, you have all rights and may receive all benefits under the contract. You can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract or become an annuitant if you are 85 or younger. (The age limit may be younger for qualified annuities in some states.)

When you apply, you may select (if available in your state):

o GPAs, the one-year fixed account, the DCA fixed account and/or subaccounts in which you want to invest;

o     how you want to make purchase payments;

o     a beneficiary;

o     the optional Portfolio Navigator asset allocation program(1); and

o     one of the following Death Benefits:

      -  ROP Death Benefit
      -  MAV Death Benefit(2)
      -  5% Accumulation Death Benefit(2)
      -  Enhanced Death Benefit(2)

In addition, you may also select (if available in your state):

ANY ONE OF THE FOLLOWING OPTIONAL LIVING BENEFITS (ALL REQUIRE THE USE OF THE PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM):

o     Accumulation Protector Benefit(SM) rider

o     Guarantor Withdrawal Benefit for Life(SM) rider(3),(4)

o     Income Assurer Benefit(SM) -- MAV rider(5)

o     Income Assurer Benefit(SM) -- 5% Accumulation Benefit Base rider(5)

o Income Assurer Benefit(SM) -- Greater of MAV or 5% Accumulation Benefit Base rider(5)

EITHER OF THE FOLLOWING OPTIONAL DEATH BENEFITS:

o     Benefit Protector(SM) Death Benefit rider(6)

o     Benefit Protector(SM) Plus Death Benefit rider(6)

(1)   There is no additional charge for this feature.

(2) Available if both you and the annuitant are age 79 or younger at contract issue. The 5% Accumulation Death Benefit and Enhanced Death Benefit are not available with Benefit Protector(SM) and Benefit Protector(SM) Plus Death Benefit riders.

(3) Available if you and the annuitant are age 80 or younger at contract issue.

(4) In those states where the Guarantor Withdrawal Benefit for Life(SM) rider is not available, you may select the Guarantor(SM) Withdrawal Benefit rider which is available if you and the annuitant are age 79 or younger at contract issue.

(5)   Available if the annuitant is age 75 or younger at contract issue.

(6) Available if you and the annuitant are age 75 or younger at contract issue. Not available with the 5% Accumulation Death Benefit or Enhanced Death Benefit riders.


------------------------------------------------------------------------------

28  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

The contract provides for allocation of purchase payments to the GPAs, the one-year fixed account, the DCA fixed account and/or the subaccounts of the variable account, in even 1% increments subject to the $1,000 minimum required investment for the GPAs. The amount of any purchase payment allocated to the one-year fixed account in total cannot exceed 30% of the purchase payment. More than 30% of a purchase payment may be so allocated if you establish an automated dollar-cost averaging arrangement with respect to the purchase payment according to procedures currently in effect. We reserve the right to further limit purchase payment allocations to the one-year fixed account if the interest rate we are then crediting on new purchase payments allocated to the one-year fixed account is equal to the minimum interest rate stated in the contract.

If your application is complete, we will process it and apply your purchase payment to the GPAs, the one-year fixed account, the DCA fixed account and subaccounts you selected within two business days after we receive it at our administrative office. If we accept your application, we will send you a contract. If your application is not complete, you must give us the information to complete it within five business days. If we cannot accept your application within five business days, we will decline it and return your payment unless you specifically ask us to keep the payment and apply it once your application is complete. We will credit additional purchase payments you make to the accounts on the valuation date we receive them. If we receive an additional purchase payment at our administrative office before the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the valuation date we received the payment. If we receive an additional purchase payment at our administrative office at or after the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the next valuation date after we received the payment.

You may make monthly payments to your contract under a Systematic Investment Plan (SIP). You must make an initial purchase payment of $10,000. Then, to begin the SIP, you will complete and send a form and your first SIP payment along with your application. There is no charge for SIP. You can stop your SIP payments at any time.

In most states, you may make additional purchase payments to nonqualified and qualified annuities until the retirement date.

THE RETIREMENT DATE

Annuity payouts begin on the retirement date. When we process your application, we will establish the retirement date to be the maximum age (or contract anniversary if applicable) for nonqualified annuities and Roth IRAs and for qualified annuities the date specified below. Your selected date can align with your actual retirement from a job, or it can be a different date, depending on your needs and goals and on certain restrictions. You also can change the retirement date, provided you send us written instructions at least 30 days before annuity payouts begin.

FOR NONQUALIFIED ANNUITIES AND ROTH IRAS, the retirement date must be:

o     no earlier than the 30th day after the contract's effective date; and

o no later than the annuitant's 90th(1) birthday or the tenth contract anniversary, if purchased after age 80(1).

FOR QUALIFIED ANNUITIES EXCEPT ROTH IRAS, to comply with IRS regulations, the retirement date generally must be:

o     on or after the date the annuitant reaches age 59 1/2; and

o for IRAs and SEPs, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or

o for all other qualified annuities, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2 or, if later, retires (except that 5% business owners may not select a retirement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2).

If you satisfy your required minimum distribution in the form of partial withdrawals from this contract, annuity payouts can start as late as the annuitant's 90th(1) birthday or the tenth contract anniversary, if later, or a date that has been otherwise agreed to by us.

Contract owners of IRAs and TSAs may also be able to satisfy required minimum distributions using other IRAs or TSAs, and in that case, may delay the annuity payout start date for this contract.

(1) Applies to contracts purchased on or after May 1, 2006, in most states. For all other contracts, the retirement date must be no later than the annuitant's 85th birthday or the tenth contract anniversary, if purchased after age 75. Ask your investment professional which retirement date applies to you.

BENEFICIARY

We will pay your named beneficiary the death benefit if it becomes payable before the retirement date while the contract is in force and before annuity payouts begin. If there is no named beneficiary, then the default provisions of your contract will apply. (See "Benefits in Case of Death" for more about beneficiaries.)


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  29

PURCHASE PAYMENTS

Purchase payment amounts and purchase payment timing may vary by state and be limited under the terms of your contract.

MINIMUM INITIAL PURCHASE PAYMENT
      $10,000

MINIMUM ADDITIONAL PURCHASE PAYMENTS
      $50 for SIPs.
      $100 for all other payment plans.

MAXIMUM TOTAL PURCHASE PAYMENTS*
      $1,000,000


* This limit applies in total to all RiverSource Life annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the Code's limits on annual contributions also apply. We also reserve the right to restrict cumulative additional purchase payments for contracts with the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider. Additional purchase payments are restricted during the waiting period after the first 180 days immediately following the effective date of the Accumulation Protector Benefit(SM) rider.


HOW TO MAKE PURCHASE PAYMENTS

1 BY LETTER

Send your check along with your name and contract number to:


RIVERSOURCE LIFE INSURANCE COMPANY

829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

2 BY SIP

Contact your investment professional to complete the necessary SIP paperwork.

CHARGES

CONTRACT ADMINISTRATIVE CHARGE

We charge this fee for establishing and maintaining your records. We deduct $40 from the contract value on your contract anniversary or, if earlier, when the contact is fully withdrawn. We prorate this charge among the GPAs, the fixed account and the subaccounts in the same proportion your interest in each account bears to your total contract value. Some states also limit any contract charge allocated to the fixed account.

We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.

If you take a full withdrawal from your contract, we will deduct this charge at the time of withdrawal regardless of the contract value. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE

We apply this charge daily to the subaccounts. It is reflected in the unit values of your subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.

MORTALITY AND EXPENSE RISK FEE

We charge these fees daily to the subaccounts. The unit values of your subaccounts reflect these fees. These fees cover the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. These fees do not apply to the GPAs or the fixed account. We cannot increase these fees.

The mortality and expense risk fee you pay is determined by the death benefit guarantee you select:

                                                              MORTALITY AND
                                                             EXPENSE RISK FEE
ROP Death Benefit                                                  1.30%
MAV Death Benefit                                                  1.50
5% Accumulation Death Benefit                                      1.65
Enhanced Death Benefit                                             1.70


------------------------------------------------------------------------------

30  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because we cannot increase the contract administrative charge or variable account administrative charge and these charges may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;

o then, if necessary, the funds redeem shares to cover any remaining fees payable.

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge will cover sales and distribution expenses.

ACCUMULATION PROTECTOR BENEFIT(SM) RIDER FEE

We charge an annual fee of 0.55% of the greater of your contract value or the minimum contract accumulation value on your contract anniversary for this optional benefit only if you select it. We deduct the fee from the contract value on the contract anniversary. We prorate this fee among the GPAs, the fixed account and the subaccounts in the same proportion as your interest in each bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary.

Once you elect the Accumulation Protector Benefit(SM) rider, you may not cancel it and the fee will continue to be deducted until the end of the waiting period. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee.

Currently, the Accumulation Protector Benefit(SM) rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to increase this charge and/or charge a separate rider charge for each model portfolio for new contract owners. The Accumulation Protector Benefit(SM) rider charge will not exceed a maximum of 1.75%.

We will not change the Accumulation Protector Benefit(SM) rider charge after the rider effective date unless:

(a) you choose the annual elective step up after we have exercised our rights to increase the rider charge;

(b) you choose the elective spousal continuation step up after we have exercised our rights to increase the rider charge.

(c) you change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge;

(d) you change your Portfolio Navigator model portfolio after we have exercised our rights to charge a separate rider charge for each model portfolio.

If you choose the elective step up, the elective spousal continuation step up or change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge as described above, you will pay the charge that is in effect on the valuation date we receive your written request to step up or change your Portfolio Navigator model portfolio. On the next contract anniversary, we will calculate an average rider charge, for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect.

The fee does not apply after annuity payouts begin.

GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER FEE

We charge an annual fee of 0.65% of the greater of the contract anniversary value or the total Remaining Benefit Amount (RBA) for this optional feature only if you select it. We deduct the fee from your contract value on your contract anniversary. We prorate this fee among the GPAs, the fixed account and the subaccounts in the same proportion as your interest in each bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary.

Once you elect the Guarantor Withdrawal Benefit for Life(SM) rider, you may not cancel it and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero or annuity payouts begin. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. If the RBA or the Annual Lifetime Payment (ALP) goes to zero but the contract value has not been depleted, you will continue to be charged.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  31

Currently the Guarantor Withdrawal Benefit for Life(SM) rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to increase this charge and/or charge a separate rider charge for each model portfolio for new contract owners. The Guarantor Withdrawal Benefit for Life(SM) rider charge will not exceed a maximum charge of 1.50%.

We will not change the Guarantor Withdrawal Benefit for Life(SM) rider charge after the rider effective date unless:

(a) you choose the annual elective step up after we have exercised our rights to increase the rider charge. However, if you choose to exercise the annual elective step up before the third contract anniversary, the Guarantor Withdrawal Benefit for Life(SM) rider charge will not change until the third contract anniversary, when it will change to the charge that was in effect on the valuation date we received your last written request to exercise the elective annual step up;

(b) you choose elective spousal continuation step up after we have exercised our rights to increase the rider charge;

(c) you change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge;

(d) you change your Portfolio Navigator model portfolio after we have exercised our rights to charge a separate rider charge for each model portfolio.

If you choose the elective step up, the elective spousal continuation step up, or change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge as described above, you will pay the charge that is in effect on the valuation date we receive your written request to step up or change your Portfolio Navigator model portfolio. On the next contract anniversary, we will calculate an average rider charge, for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect.

The fee does not apply after annuity payouts begin.

GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER FEE

THIS FEE INFORMATION APPLIES TO BOTH RIDER A (SEE "OPTIONAL BENEFITS") AND RIDER B (SEE APPENDIX H) UNLESS OTHERWISE NOTED.

We charge an annual fee of 0.55% of contract value for this optional feature only if you select it. We deduct the fee from your contract value on your contract anniversary. We prorate this fee among the GPAs, the one-year fixed account, and the subaccounts in the same proportion as your interest in each bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary.

Once you elect the Guarantor(SM) Withdrawal Benefit rider, you may not cancel it and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero or annuity payouts begin. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. If the Remaining Benefit Amount (RBA) goes to zero but the contract value has not been depleted, you will continue to be charged.

Currently the Guarantor(SM) Withdrawal Benefit rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to increase this charge and/or charge a separate rider charge for each model portfolio for new contract owners. The Guarantor(SM) Withdrawal
Benefit rider charge will not exceed a maximum charge of 1.50%.

We will not change the Guarantor(SM) Withdrawal Benefit rider charge after the rider effective date unless:

(a) you choose the annual elective step up after we have exercised our rights to increase the rider charge. However, if you choose to step up before the third contract anniversary, the Guarantor(SM) Withdrawal Benefit rider charge will not change until the third contract anniversary, when it will change to the charge that was in effect on the valuation date we received your last written request to exercise the elective step up;

(b) you choose the spousal continuation step up under Rider A after we have exercised our rights to increase the rider charge;

(c) you change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge;

(d) you change your Portfolio Navigator model portfolio after we have exercised our rights to charge a separate rider charge for each model portfolio.

If you choose the elective step up or change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge as described above, you will pay the charge that is in effect on the valuation date we receive your written request to step up or change your Portfolio Navigator model portfolio. On the next contract anniversary, we will calculate an average rider charge, for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect.

The fee does not apply after annuity payouts begin.


------------------------------------------------------------------------------

32  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

INCOME ASSURER BENEFIT(SM) RIDER FEE

We charge an annual fee for this optional feature only if you select it. We determine the fee by multiplying the guaranteed income benefit base by the charge for the Income Assurer Benefit(SM) rider you select. There are three Income Assurer Benefit(SM) rider options available under your contract (see "Optional Benefits -- Income Assurer Benefit(SM) Riders") and each has a different guaranteed income benefit base calculation. The charge for each Income Assurer Benefit(SM) is as follows:

                                                                                 MAXIMUM         CURRENT
Income Assurer Benefit(SM) - MAV                                                  1.50%           0.30%(1)
Income Assurer Benefit(SM) - 5% Accumulation Benefit Base                         1.75            0.60(1)
Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base       2.00            0.65(1)

(1) For applications signed prior to Oct. 7, 2004, the following current annual rider charges apply: Income Assurer Benefit(SM) - MAV -- 0.55%, Income Assurer Benefit(SM) - 5% Accumulation Benefit Base -- 0.70%; and Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base -- 0.75%.

We deduct the fee from the contract value on your contract anniversary. We prorate this fee among the GPAs, the fixed account and the subaccounts in the same proportion your interest in each account bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee.

Currently the Income Assurer Benefit(SM) rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to increase this charge and/or charge a separate charge for each model portfolio for new contract owners but not to exceed the maximum charges shown above. We cannot change the Income Assurer Benefit(SM) rider charge after the rider effective date, unless you change your Portfolio Navigator model portfolio after we have exercised our rights to increase the charge and/or charge a separate charge for each model portfolio. If you decide to change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge for new contract owners, you will pay the charge that is in effect on the valuation date we receive your written request to change your Portfolio Navigator model portfolio. On the next contract anniversary, we will calculate an average rider charge, for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect.

For an example of how each Income Assurer Benefit fee is calculated, see Appendix B.

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER FEE

We charge a fee for the optional feature only if you select it. If selected, we deduct 0.25% of your contract value on your contract anniversary. We prorate this fee among the GPAs, the fixed account and the subaccounts in the same proportion your interest in each account bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary.

If the contract is terminated for any reason other than death or annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. We cannot increase this annual charge after the rider effective date and it does not apply after annuity payouts begin or when we pay death benefits.

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER FEE

We charge a fee for the optional feature only if you select it. If selected, we deduct 0.40% of your contract value on your contract anniversary. We prorate this fee among the GPAs, the fixed account and the subaccounts in the same proportion your interest in each account bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary.

If the contract is terminated for any reason other than death or annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. We cannot increase this annual charge after the rider effective date and it does not apply after annuity payouts begin or when we pay death benefits.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  33

WITHDRAWAL CHARGE

If you withdraw all or part of your contract value before annuity payouts begin, we may deduct a withdrawal charge. As described below, a withdrawal charge applies to each purchase payment you make. The withdrawal charge lasts for 7 years (see "Expense Summary").

You may withdraw an amount during any contract year without a withdrawal charge. We call this amount the Total Free Amount (TFA). The TFA varies depending on whether your contract includes the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider:

CONTRACTS WITHOUT THE GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER OR GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

The TFA is the greater of:


o     10% of the contract value on the prior contract anniversary(1); or


o     current contract earnings.

CONTRACTS WITH GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER

The TFA is the greatest of:

o     10% of the contract value on the prior contract anniversary(1);


o     current contract earnings; or


o the greater of the Remaining Benefit Payment or the Remaining Annual Lifetime Payment.

CONTRACTS WITH GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

The TFA is the greatest of:

o     10% of the contract value on the prior contract anniversary(1);


o     current contract earnings; or


o     the Remaining Benefit Payment.

(1) We consider your initial purchase payment to be the prior contract anniversary's contract value during the first contract year.

Amounts withdrawn in excess of the TFA may be subject to a withdrawal charge as described below.

A withdrawal charge will apply if the amount you withdraw includes any of your prior purchase payments that are still within their withdrawal charge schedule. To determine whether your withdrawal includes any of your prior purchase payments that are still within their withdrawal charge schedule, we withdraw amounts from your contract in the following order:

1. We withdraw the TFA first. We do not assess a withdrawal charge on the TFA.

2. We withdraw purchase payments not previously withdrawn, in the order you made them: the oldest purchase payment first, the next purchase payment second, etc. until all purchase payments have been withdrawn. By applying this "first-in, first-out" rule, we do not assess a withdrawal charge on purchase payments that we received prior to the number of years stated in the withdrawal charge schedule you select when you purchase the contract. We only assess a withdrawal charge on purchase payments that are still within the withdrawal charge schedule you selected.

EXAMPLE: Each time you make a purchase payment under the contract, a withdrawal charge schedule attaches to that purchase payment. The withdrawal charge percentage for each purchase payment declines according to the withdrawal charge schedule shown in your contract. (THE WITHDRAWAL CHARGE PERCENTAGES FOR THE 7-YEAR WITHDRAWAL CHARGE SCHEDULE ARE SHOWN IN A TABLE IN THE "EXPENSE SUMMARY.") For example, during the first two years after a purchase payment is made, the withdrawal charge percentage attached to that payment is 7%. The withdrawal charge percentage for that payment during the seventh year after it is made is 2%. At the beginning of the eighth year after that purchase payment is made, and thereafter, there is no longer a withdrawal charge as to that payment.

We determine your withdrawal charge by multiplying each of your payments withdrawn by the applicable withdrawal charge percentage (see "Expense Summary"), and then adding the total withdrawal charges.

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. A partial withdrawal that includes contract value taken from the Guarantee Period Accounts may also be subject to a Market Value Adjustment (see "Guarantee Period Accounts -- Market Value Adjustment"). We pay you the amount you request.

For an example, see Appendix C.


------------------------------------------------------------------------------

34  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

WAIVER OF WITHDRAWAL CHARGES

We do not assess withdrawal charges for:

o     withdrawals of any contract earnings;

o withdrawals of amounts totaling up to 10% of the contract value on the prior contract anniversary to the extent it exceeds contract earnings;

o if you elected the Guarantor Withdrawal Benefit for Life(SM) rider, the greater of your contract's Remaining Benefit Payment or Remaining Annual Lifetime Payment to the extent it exceeds the greater of contract earnings or 10% of the contract value on the prior contract anniversary;

o if you elected the Guarantor(SM) Withdrawal Benefit rider, your contract's Remaining Benefit Payment to the extent it exceeds the greater of contract earnings or 10% of the contract value on the prior contract anniversary;

o required minimum distributions from a qualified annuity provided the amount is no greater than the required amount calculated under your specific contract currently in force; and

o contracts settled using an annuity payout plan (EXCEPTION: As described below, if you select annuity payout Plan E, and choose later to withdraw the value of your remaining annuity payments, we will assess a withdrawal charge.)

o withdrawals made as a result of one of the "Contingent events" described below to the extent permitted by state law (see your contract for additional conditions and restrictions);

o     amounts we refund to you during the free look period; and

o     death benefits.

CONTINGENT EVENTS

o Withdrawals you make if you or the annuitant are confined to a hospital or nursing home and have been for the prior 60 days. Your contract will include this provision when you and the annuitant are under age 76 at contract issue. You must provide proof satisfactory to us of the confinement as of the date you request the withdrawal.

o To the extent permitted by state law, withdrawals you make if you or the annuitant are diagnosed in the second or later contract years as disabled with a medical condition that with reasonable medical certainty will result in death within 12 months or less from the date of the licensed physician's statement. You must provide us with a licensed physician's statement containing the terminal illness diagnosis and the date the terminal illness was initially diagnosed.

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIC
PERIOD: Under this annuity payout plan, in most cases you can elect to take a withdrawal of the remaining variable payouts. If you take a withdrawal we impose a withdrawal charge. This charge will vary based on the death benefit guarantee and the assumed investment rate (AIR) you selected for the variable payouts. The withdrawal charge equals the present value of the remaining variable payouts using an AIR of either 3.5% or 5.0% minus the present value of the remaining variable payouts using the applicable discount rate shown in a table in the "Expense Summary." (See "The Annuity Payout Period -- Annuity Payout Plans.")

POSSIBLE GROUP REDUCTIONS: In some cases we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges. However, we expect this to occur infrequently.

FUND FEES AND EXPENSES

There are deductions from and expenses paid out of the assets of the funds that are described in the prospectuses for those funds. (See "Annual Operating Expenses of the Funds.")

PREMIUM TAXES

Certain state and local governments impose premium taxes on us (up to 3.5%). These taxes depend upon your state of residence or the state in which the contract was issued. Currently, we deduct any applicable premium tax when annuity payouts begin, but we reserve the right to deduct this tax at other times such as when you make purchase payments or when you make a full withdrawal from your contract.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  35

VALUING YOUR INVESTMENT

We value your accounts as follows:

GPAs

We value the amounts you allocated to the GPAs directly in dollars. The value of a GPA equals:

o the sum of your purchase payments and transfer amounts allocated to the GPAs;

o     plus interest credited;

o minus the sum of amounts withdrawn after any applicable MVA (including any applicable withdrawal charges) and amounts transferred out;

o     minus any prorated portion of the contract administrative charge; and

o minus the prorated portion of the fee for any of the following optional benefits you have selected:

      --  Accumulation Protector Benefit(SM) rider;
      --  Guarantor Withdrawal Benefit for Life(SM) rider;
      --  Guarantor(SM) Withdrawal Benefit rider;
      --  Income Assurer Benefit(SM) rider;
      --  Benefit Protector(SM) rider; or
      --  Benefit Protector(SM) Plus rider.

THE FIXED ACCOUNT

THE FIXED ACCOUNT INCLUDES THE ONE-YEAR FIXED ACCOUNT AND THE DCA FIXED
ACCOUNT.

We value the amounts you allocate to the fixed account directly in dollars. The value of the fixed account equals:

o the sum of your purchase payments allocated to the one-year fixed account and the DCA fixed account, and transfer amounts to the one-year fixed account;

o     plus interest credited;

o minus the sum of amounts withdrawn (including any applicable withdrawal charges) and amounts transferred out;

o     minus any prorated portion of the contract administrative charge; and

o minus the prorated portion of the fee for any of the following optional benefits you have selected:

      --  Accumulation Protector Benefit(SM) rider;
      --  Guarantor Withdrawal Benefit for Life(SM) rider;
      --  Guarantor(SM) Withdrawal Benefit rider;
      --  Income Assurer Benefit(SM) rider;
      --  Benefit Protector(SM) rider; or
      --  Benefit Protector(SM) Plus rider.

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, we subtract a certain number of accumulation units from your contract each time you take a partial withdrawal; transfer amounts out of a subaccount; or we assess a contract administrative charge, a withdrawal charge or fee for any optional riders with annual charges (if applicable).

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses.

Here is how we calculate accumulation unit values:

NUMBER OF UNITS: To calculate the number of accumulation units for a particular subaccount we divide your investment by the current accumulation unit value.

ACCUMULATION UNIT VALUE: The current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.


------------------------------------------------------------------------------

36  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

WE DETERMINE THE NET INVESTMENT FACTOR BY:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

o     dividing that sum by the previous adjusted net asset value per share;
      and

o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

FACTORS THAT AFFECT SUBACCOUNT ACCUMULATION UNITS: Accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

o     additional purchase payments you allocate to the subaccounts;

o     transfers into or out of the subaccounts;

o     partial withdrawals;

o     withdrawal charges;

and the deduction of a prorated portion of:

o     the contract administrative charge; and

o     the fee for any of the following optional benefits you have selected:

      --  Accumulation Protector Benefit(SM) rider;
      --  Guarantor Withdrawal Benefit for Life(SM) rider;
      --  Guarantor(SM) Withdrawal Benefit rider;
      --  Income Assurer Benefit(SM) rider;
      --  Benefit Protector(SM) rider; or
      --  Benefit Protector(SM) Plus rider.

Accumulation unit values will fluctuate due to:

o     changes in fund net asset value;

o     fund dividends distributed to the subaccounts;

o     fund capital gains or losses;

o     fund operating expenses; and

o mortality and expense risk fee and the variable account administrative charge.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  37

MAKING THE MOST OF YOUR CONTRACT

AUTOMATED DOLLAR-COST AVERAGING

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the one-year GPA to one or more subaccounts. Only the one-year GPA is available for automated transfers. You can also obtain the benefits of dollar-cost averaging by setting up regular automatic SIP payments or by establishing an Interest Sweep strategy. Interest Sweeps are a monthly transfer of the interest earned from the one-year GPA into the subaccounts of your choice. If you participate in an Interest Sweep strategy the interest you earn on the one-year GPA will be less than the annual interest rate we apply because there will be no compounding. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

HOW DOLLAR-COST AVERAGING WORKS

                                                                               NUMBER
By investing an equal number                         AMOUNT    ACCUMULATION   OF UNITS
of dollars each month...                   MONTH    INVESTED    UNIT VALUE    PURCHASED
                                            Jan      $100          $20          5.00
you automatically buy                       Feb       100           18          5.56
more units when the                         Mar       100           17          5.88
per unit market price is low... ------->    Apr       100           15          6.67
                                            May       100           16          6.25
                                            Jun       100           18          5.56
and fewer units                             Jul       100           17          5.88
when the per unit                           Aug       100           19          5.26
market price is high.           ------->    Sept      100           21          4.76
                                            Oct       100           20          5.00

You paid an average price of $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your investment professional.

Dollar-cost averaging as described in this section is not available when a Portfolio Navigator model portfolio is in effect. However, subject to certain restrictions, dollar-cost averaging is available for use through the DCA fixed account. See the "DCA Fixed Account" and "Portfolio Navigator Asset Allocation Program" sections in this prospectus for details.

ASSET REBALANCING

You can ask us in writing to automatically rebalance the subaccount portion of your contract value either quarterly, semiannually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your contract value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. There is no charge for asset rebalancing. The contract value must be at least $2,000.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your contract value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your investment professional.

Different rules apply to asset rebalancing under a Portfolio Navigator asset allocation model (see "Asset Allocation Program" and "Portfolio Navigator Asset Allocation Program" below).


------------------------------------------------------------------------------

38  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

As long as you are not participating in a Portfolio Navigator model portfolio, asset rebalancing is available for use with the DCA fixed account (see "DCA Fixed Account") only if your subaccount allocation for asset rebalancing is exactly the same as your subaccount allocation for transfers from the DCA fixed account. If you change your subaccount allocations under the asset rebalancing program or the DCA fixed account, we will automatically change the subaccount allocations so they match. If you do not wish to have the subaccount allocation be the same for the asset rebalancing program and the DCA fixed account, you must terminate the asset rebalancing program or the DCA fixed account, as you may choose.

ASSET ALLOCATION PROGRAM

For contracts purchased before May 1, 2006, we offered an asset allocation program called Portfolio Navigator. You could elect to participate in the asset allocation program, and there is no additional charge. If you purchased an optional Accumulation Protector Benefit(SM) rider, Guarantor(SM) Withdrawal Benefit rider or Income Assurer Benefit(SM) rider, you are required to participate in the PN program under the terms of the rider.

This asset allocation program allows you to allocate your contract value to a model portfolio that consists of subaccounts and may include certain GPAs and/or the one-year fixed account (if available under the asset allocation program), which represent various asset classes. By spreading your contract value among these various asset classes, you may be able to reduce the volatility in your contract value, but there is no guarantee that this will occur.

Asset allocation does not guarantee that your contract will increase in value nor will it protect against a decline in value if market prices fall. If you choose or are required to participate in the asset allocation program, you are responsible for determining which model portfolio is best for you. Your investment professional can help you make this determination. In addition, your investment professional may provide you with an investor questionnaire, a tool that can help you determine which model portfolio is suited to your needs based on factors such as your investment goals, your tolerance for risk, and how long you intend to invest.

Currently, there are five model portfolios ranging from conservative to aggressive. You may not use more than one model portfolio at a time. You are allowed to request a change to another model portfolio twice per contract year. Each model portfolio specifies allocation percentages to each of the subaccounts and any GPAs and/or the one-year fixed account that make up that model portfolio. By participating in the asset allocation program, you authorize us to invest your contract value in the subaccounts and any GPAs and/or one-year fixed account (if included) according to the allocation percentages stated for the specific model portfolio you have selected. You also authorize us to automatically rebalance your contract value quarterly beginning three months after the effective date of your contract in order to maintain alignment with the allocation percentages specified in the model portfolio.

Special rules will apply to the GPAs if they are included in a model portfolio. Under these rules:

o no MVA will apply when rebalancing occurs within a specific model portfolio (but an MVA may apply if you elect to transfer to a new model portfolio); and

o no MVA will apply when you elect an annuity payout plan while your contract value is invested in a model portfolio (see "Guarantee Period Accounts -- Market Value Adjustment").

Under the asset allocation program, the subaccounts, any GPAs and/or the one-year fixed account (if included) that make up the model portfolio you selected and the allocation percentages to those subaccounts, any GPAs and/or the one-year fixed account (if included) will not change unless we adjust the composition of the model portfolio to reflect the liquidation, substitution or merger of an underlying fund, a change of investment objective by an underlying fund or when an underlying fund stops selling its shares to the variable account. We reserve the right to change the terms and conditions of the asset allocation program upon written notice to you.

If permitted under applicable securities law, we reserve the right to:

o reallocate your current model portfolio to an updated version of your current model portfolio; or

o     substitute a fund of funds for your current model portfolio.

We also reserve the right to discontinue the asset allocation program. We will give you 30 days' written notice of any such change.

If you elected to participate in the asset allocation program, you may discontinue your participation in the program at any time by giving us written notice. Upon cancellation, automated rebalancing associated with the asset allocation program will end. You can elect to participate in the asset allocation program again at any time.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  39

REQUIRED USE OF ASSET ALLOCATION PROGRAM WITH ACCUMULATION PROTECTOR BENEFIT(SM) RIDER, GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER OR INCOME ASSURER BENEFIT(SM) RIDER

If you are required to participate in the asset allocation program because you purchased an optional Accumulation Protector Benefit(SM) rider, Guarantor(SM) Withdrawal Benefit rider or Income Assurer Benefit(SM) rider, you may not discontinue your participation in the asset allocation program unless permitted by the terms of the rider as summarized below:

o ACCUMULATION PROTECTOR BENEFIT(SM) RIDER: You cannot terminate the Accumulation Protector Benefit(SM) rider. As long as the Accumulation Protector Benefit(SM) rider is in effect, your contract value must be invested in one of the model portfolios. The Accumulation Protector Benefit(SM) rider automatically ends at the end of the waiting period as does the requirement that you participate in the asset allocation program. At all other times, if you do not want to participate in any of the model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE ACCUMULATION PROTECTOR BENEFIT(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN ONE OF THE MODEL PORTFOLIOS UNTIL THE END OF THE WAITING PERIOD.

o GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER: Because the Guarantor(SM) Withdrawal Benefit rider requires that your contract value be invested in one of the model portfolios for the life of the contract, and you cannot terminate the Guarantor(SM) Withdrawal Benefit rider once you have selected it, you must terminate your contract by requesting a full withdrawal if you do not want to participate in any of the model portfolios. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN ONE OF THE MODEL PORTFOLIOS FOR THE LIFE OF THE CONTRACT.

o INCOME ASSURER BENEFIT(SM) RIDER: You can terminate the Income Assurer Benefit(SM) rider during a 30-day period after the first rider anniversary and at any time after the expiration of the waiting period. At all other times, if you do not want to participate in any of the model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may apply. As long as the Income Assurer Benefit(SM) rider is in effect, your contract value must be invested in one of the model portfolios. THEREFORE, YOU SHOULD NOT SELECT THE INCOME ASSURER BENEFIT(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN ONE OF THE MODEL PORTFOLIOS DURING THE PERIOD OF TIME THE INCOME ASSURER BENEFIT(SM) RIDER IS IN EFFECT.

PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM

The Portfolio Navigator Asset Allocation Program (PN program) described in this section replaces the previously offered asset allocation program described above for owners of all contracts purchased on or after May 1, 2006 and for contract owners who choose to move from the previously offered asset allocation program to the PN program or who add the PN program on or after May 1, 2006. The PN program is available for nonqualified annuities and for qualified annuities.

The PN program allows you to allocate your contract value to a PN program model portfolio that consists of subaccounts, each of which invests in a fund with a particular investment objective (underlying fund), and may include certain GPAs and/or the one-year fixed account (if available under the PN program) that represent various asset classes (allocation options). The PN program also allows you to periodically update your model portfolio or transfer to a new model portfolio. You are required to participate in the PN program if your contract includes an optional Accumulation Protector Benefit(SM) rider, Guarantor Withdrawal Benefit for Life(SM) rider (if available in your state, otherwise the Guarantor(SM) Withdrawal Benefit rider) or Income Assurer Benefit(SM) rider. If your contract does not include one of these riders, you also may elect to participate in the PN program at no additional charge. You should review any PN program information, including the terms of the PN program, carefully. Your investment professional can provide you with additional information and can answer questions you may have on the PN program.

SERVICE PROVIDERS TO THE PN PROGRAM. RiverSource Investments, an affiliate of ours, serves as non-discretionary investment adviser for the PN program solely in connection with the development of the model portfolios and periodic updates of the model portfolios. In this regard, RiverSource Investments enters into an investment advisory agreement with each contract owner participating in the PN program. In its role as investment adviser to the PN program, RiverSource Investments relies upon the recommendations of a third party service provider. In developing and updating the model portfolios, RiverSource Investments reviews the recommendations, and the third party's rationale for the recommendations, with the third party service provider. RiverSource Investments also conducts periodic due diligence and provides ongoing oversight with respect to the process utilized by the third party service provider. For more information on RiverSource Investment's role as investment adviser for the PN program, please see the Portfolio Navigator Asset Allocation Program Investment Adviser Disclosure Document, which is based on Part II of RiverSource Investment's Form ADV, the SEC investment adviser registration form. The Disclosure Document is delivered to contract owners at the time they enroll in the PN program.

Currently, the PN program model portfolios are designed and periodically updated for RiverSource Investments by Morningstar Associates, LLC, a registered investment adviser and wholly owned subsidiary of Morningstar, Inc. RiverSource Investments may replace Morningstar Associates and may hire additional firms to assist with the development and periodic updates of the model portfolios in the future. Also, RiverSource Investments may elect to develop and periodically update the model portfolios without the assistance of a third party service provider.


------------------------------------------------------------------------------

40  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

The criteria used in developing and updating the model portfolios do not guarantee or predict future performance. Neither Morningstar Associates nor RiverSource Investments, in connection with their respective roles, provides any individualized investment advice to contract owners regarding the application of a particular model portfolio to his or her circumstances. Contract owners are solely responsible for determining whether any model portfolio is appropriate.

We identify to Morningstar Associates the universe of allocation options that can be included in the model portfolios and, in limited circumstances, underlying funds of such allocation options (the universe of allocation options). The universe of allocation options may not include all allocation options available under your contract. We may modify from time to time such universe of allocation options. These modifications may reflect instructions from, or respond to actions taken by, any party making an allocation option available to us. For example, we may modify the universe of allocation options in response to the liquidation, merger or other closure of a fund. Once we identify this universe of allocation options to Morningstar Associates, neither RiverSource Investments, nor any of its affiliates, including us, dictates to Morningstar Associates the number of allocation options that should be included in a model portfolio, the percentage that any allocation option represents in a model portfolio, or whether a particular allocation option may be included in a model portfolio.

In identifying the universe of allocation options, we and our affiliates, including RiverSource Investments, are subject to competing interests that may influence the allocation options we propose. These competing interests involve compensation that RiverSource Investments or its affiliates may receive as the investment adviser to the RiverSource Variable Portfolio Funds and certain allocation options as well as compensation we or an affiliate of ours may receive for providing services in connection with the RiverSource Variable Portfolio Funds and such allocation options or their underlying funds. These competing interests also involve compensation we or an affiliate of ours may receive if certain funds that RiverSource Investments does not advise are included in model portfolios.

As an affiliate of RiverSource Investments, the investment adviser to the RiverSource Variable Portfolio Funds and certain allocation options, we may have an incentive to identify the RiverSource Variable Portfolio Funds and such allocation options for consideration as part of a model portfolio over unaffiliated funds. In addition, RiverSource Investments, in its capacity as investment adviser to the RiverSource Variable Portfolio Funds, monitors the performance of the RiverSource Variable Portfolio Funds. In this role, RiverSource Investments may, from time to time, recommend certain changes to the board of directors of the RiverSource Variable Portfolio Funds. These changes may include but not be limited to a change in portfolio management or fund strategy or the closure or merger of a RiverSource Variable Portfolio Fund. RiverSource Investments also may believe that certain RiverSource Variable Portfolio Funds may benefit from additional assets or could be harmed by redemptions. All of these factors may impact RiverSource Investment's view regarding the composition and allocation of a model portfolio.

RiverSource Investments' role as investment adviser to the PN program in connection with the development and updating of the model portfolios, and our identification of the universe of allocation options to Morningstar Associates for consideration, may influence the allocation of assets to or away from allocation options that are affiliated with, or managed or advised by RiverSource Investments or its affiliates.

RiverSource Investments, we or another affiliate of ours may receive higher compensation from certain unaffiliated funds that RiverSource Investments does not advise or manage. (See "Expense Summary -- Annual Operating Expenses of the Funds" and "The Variable Account and the Funds -- The Funds.") Therefore, we may have an incentive to identify these unaffiliated funds to Morningstar Associates for inclusion in the model portfolios. In addition, we or an affiliate of ours may receive higher compensation from certain GPAs or the one-year fixed account than from other allocation options. We therefore may have an incentive to identify these allocation options to Morningstar Associates for inclusion in the model portfolios.

Some officers and employees of RiverSource Investments are also officers or employees of us or our affiliates which may be involved in, and/or benefit from, your participation in the PN program. These officers and employees may have an incentive to make recommendations, or take actions, that benefit one or more of the entities they represent, rather than participants in the PN program.


PARTICIPATING IN THE PN PROGRAM. If you choose or are required to participate in the PN program, you are responsible for determining which model portfolio is best for you. Your investment professional can help you make this determination. In addition, your investment professional may provide you with an investor questionnaire, a tool to help define your investing style which is based on factors such as your investment goals, your tolerance for risk and how long you intend to invest. Your responses to the investor questionnaire can help determine which model portfolio most closely matches your investing style. While the scoring of the investor questionnaire is objective, there is no guarantee that your responses to the investor questionnaire accurately reflect your tolerance for risk. Similarly, there is no guarantee that the asset mix reflected in the model portfolio you select after completing the investor questionnaire is appropriate to your ability to withstand investment risk. Neither RiverSource Life nor RiverSource Investments is responsible for your decision to participate in the PN program, your selection of a specific model portfolio or your decision to change to an updated or different model portfolio.



------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  41

Currently, there are five PN model portfolios ranging from conservative to aggressive. You may not use more than one model portfolio at a time. Each model portfolio specifies allocation percentages to each of the subaccounts, any GPAs and/or the one-year fixed account that make up that model portfolio. By participating in the PN program, you instruct us to invest your contract value in the subaccounts, any GPAs and/or the one-year fixed account (if included) according to the allocation percentages stated for the specific model portfolio you have selected. By participating in the PN program, you also instruct us to automatically rebalance your contract value quarterly in order to maintain alignment with these allocation percentages.

Special rules apply to the GPAs if they are included in a model portfolio. Under these rules:

o no MVA will apply when rebalancing occurs within a specific model portfolio (but an MVA may apply if you elect to transfer to a new model portfolio);

o no MVA will apply if you reallocate your contract value according to an updated model portfolio; and

o no MVA will apply when you elect an annuity payout plan while your contract value is invested in a model portfolio. (See "Guarantee Period Accounts -- Market Value Adjustment.")

If you initially allocate qualifying purchase payments to the DCA fixed account, when available (see "DCA Fixed Account"), and you are participating in the PN program, we will make monthly transfers in accordance with your instructions from the DCA fixed account into the model portfolio you have chosen.

Each model portfolio is evaluated periodically by Morningstar Associates, which may then provide updated recommendations to RiverSource Investments. As a result, the model portfolios may be updated from time to time (typically annually) with new allocation options and allocation percentages. When these reassessments are completed and changes to the model portfolios occur, you will receive a reassessment letter. This reassessment letter will notify you that the model portfolio has been reassessed and that, unless you instruct us not to do so, your contract value, less amounts allocated to the DCA fixed account, is scheduled to be reallocated according to the updated model portfolio. The reassessment letter will specify the scheduled reallocation date and will be sent to you at least 30 days prior to this date. Based on the written authorization you provided when you enrolled in the PN program, if you do not notify us otherwise, you will be deemed to have instructed us to reallocate your contract value, less amounts allocated to the DCA fixed account, according to the updated model portfolio. If you do not want your contract value, less amounts allocated to the DCA fixed account, to be reallocated according to the updated model portfolio, you must provide written or other authorized notification as specified in the reassessment letter.

In addition to this periodic reassessment and reallocation of the model portfolios, you may also request a change to your model portfolio up to twice per contract year by written request on an authorized form or by another method agreed to by us. Such changes include changing to a different model portfolio at any time or requesting to reallocate according to the updated version of your existing model portfolio other than according to the reassessment process described above. If your contract includes the Guarantor Withdrawal Benefit for Life(SM) rider, we reserve the right to limit the number of model portfolios from which you can select based on the dollar amount of purchase payments you make, subject to state restrictions. If your contract includes an optional Accumulation Protector Benefit(SM) rider, Guarantor Withdrawal Benefit for Life(SM) rider, Guarantor(SM) Withdrawal Benefit rider or Income Assurer Benefit(SM) rider and you make such a change (other than a scheduled periodic reallocation), we may charge you a higher fee for your optional Accumulation Protector Benefit(SM) rider, Guarantor Withdrawal Benefit for Life(SM) rider, Guarantor(SM) Withdrawal Benefit rider or Income Assurer Benefit(SM) rider.

RISKS. Asset allocation through the PN program does not guarantee that your contract will increase in value nor will it protect against a decline in value if market prices fall.

By spreading your contract value among various allocation options under the PN program, you may be able to reduce the volatility in your contract value, but there is no guarantee that this will happen. Although each model portfolio is intended to optimize returns given various levels of risk tolerance, a model portfolio may not perform as intended. A model portfolio, the allocation options and market performance may differ in the future from historical performance and from the assumptions upon which the model portfolio is based, which could cause the model portfolio to be ineffective or less effective in reducing volatility.

Investment performance of your contract value could be better or worse by participating in the PN program than if you had not participated. A model portfolio may perform better or worse than any single fund or allocation option or any other combination of funds or allocation options. The performance of a model portfolio depends on the performance of the component funds. In addition, the timing of your investment and automatic rebalancing may affect performance.


------------------------------------------------------------------------------

42  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

Quarterly rebalancing and periodic updating of the model portfolios can cause their component funds to incur transactional expenses to raise cash for money flowing out of the funds or to buy securities with money flowing into the funds. Moreover, a large outflow of money from the funds may increase the expenses attributable to the assets remaining in the funds. These expenses can adversely affect the performance of the relevant funds and of the model portfolios. In addition, when a particular fund needs to buy or sell securities due to quarterly rebalancing or periodic updating of a model portfolio, it may hold a large cash position. A large cash position could detract from the achievement of the fund's investment objective in a period of rising market prices; conversely, a large cash position would reduce the fund's magnitude of loss in the event of falling market prices and provide the fund with liquidity to make additional investments or to meet redemptions. (See also the description of competing interests in the section titled "Service Providers to the PN Program" above.) For additional information regarding the risks of investing in a particular fund, see that fund's prospectus.

We reserve the right to change the terms and conditions of the PN program upon written notice to you. This includes the right to offer more or fewer model portfolios and to vary the allocation options and/or allocation percentages within those model portfolios. If permitted under applicable securities law, we reserve the right to substitute a fund of funds for your current model portfolio. We also reserve the right to discontinue the PN program. We will give you 30 days' written notice of any such change.

In addition, RiverSource Investments has the right to terminate its investment advisory agreement with you upon 30 days' written notice. If RiverSource Investments terminates its investment advisory agreement with you and other participants in the PN program, we would either have to find a replacement investment adviser or terminate the PN program unless otherwise permitted by applicable law, regulations or positions of the SEC staff.

PN PROGRAM UNDER THE ACCUMULATION PROTECTOR BENEFIT(SM) RIDER, GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER, GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER OR INCOME ASSURER BENEFIT(SM) RIDER

If you purchase the optional Accumulation Protector Benefit(SM) rider, the optional Guarantor Withdrawal Benefit for Life(SM) rider, the optional Guarantor(SM) Withdrawal Benefit rider or the optional Income Assurer Benefit(SM) rider, you are required to participate in the PN program under the terms of each rider.

o ACCUMULATION PROTECTOR BENEFIT(SM) RIDER: You cannot terminate the Accumulation Protector Benefit(SM) rider. As long as the Accumulation Protector Benefit(SM) rider is in effect, your contract value must be invested in one of the model portfolios. The Accumulation Protector Benefit(SM) rider automatically ends at the end of the waiting period as does the requirement that you participate in the PN program. At all other times, if you do not want to participate in any of the model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE ACCUMULATION PROTECTOR BENEFIT(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM (AS IT NOW EXISTS OR AS WE MAY MODIFY IT IN THE FUTURE) UNTIL THE END OF THE WAITING PERIOD.

o GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER: The Guarantor Withdrawal Benefit for Life(SM) rider requires that your contract value be invested in one of the model portfolios for the life of the contract. Subject to state restrictions, we reserve the right to limit the number of model portfolios from which you can select based on the dollar amount of purchase payments you make. Because you cannot terminate the Guarantor Withdrawal Benefit for Life(SM) rider once you have selected it, you must terminate your contract by requesting a full withdrawal if you do not want to participate in any of the model portfolios. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM (AS IT NOW EXISTS OR AS WE MAY MODIFY IT IN THE FUTURE) FOR THE LIFE OF THE CONTRACT.

o GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER: In those states where the Guarantor Withdrawal Benefit for Life(SM) rider is not available, you may purchase the Guarantor(SM) Withdrawal Benefit rider. Because the Guarantor(SM) Withdrawal Benefit rider requires that your contract value be invested in one of the model portfolios for the life of the contract, and you cannot terminate the Guarantor(SM) Withdrawal Benefit rider once you have selected it, you must terminate your contract by requesting a full withdrawal if you do not want to participate in any of the model portfolios. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM (AS IT NOW EXISTS OR AS WE MAY MODIFY IT IN THE FUTURE) FOR THE LIFE OF THE CONTRACT.

o INCOME ASSURER BENEFIT(SM) RIDER: You can terminate the Income Assurer Benefit(SM) rider during a 30-day period after the first rider anniversary and at any time after the expiration of the waiting period. At all other times, if you do not want to participate in any of the model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may apply. As long as the Income Assurer Benefit(SM) rider is in effect, your contract value must be invested in one of the model portfolios. THEREFORE, YOU SHOULD NOT SELECT THE INCOME ASSURER BENEFIT(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM (AS IT NOW EXISTS OR AS WE MAY MODIFY IT IN THE FUTURE) DURING THE PERIOD OF TIME THE INCOME ASSURER BENEFIT(SM) RIDER IS IN EFFECT.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  43

OPTIONAL PN PROGRAM

If you do not select the optional Accumulation Protector Benefit(SM) rider, the optional Guarantor Withdrawal Benefit for Life(SM) rider, the optional Guarantor(SM) Withdrawal Benefit rider or the optional Income Assurer Benefit(SM) rider with your contract, you may elect to participate in the PN program.

Unless we agree otherwise, you may only elect the PN program at contract issue. You may cancel your participation in the PN program at any time by giving us written notice. Upon cancellation, automated rebalancing associated with the PN program will end. You can elect to participate in the PN program again at any time.

You will also cancel the PN program if you initiate transfers other than transfers to one of the current model portfolios or transfers from the DCA fixed account (see "DCA Fixed Account"). Partial withdrawals do not cancel the PN program. The PN program will terminate on the date you make a full withdrawal from your contract or on your retirement date.

TRANSFERRING BETWEEN ACCOUNTS

The transfer rights discussed in this section do not apply while a Portfolio Navigator model portfolio is in effect.

You may transfer contract value from any one subaccount, GPAs, the one-year fixed account or the DCA fixed account to another subaccount before annuity payouts begin. Certain restrictions apply to transfers involving the GPAs and the one-year fixed account. You may not transfer value to the DCA fixed account.

The date your request to transfer will be processed depends on when we receive it:

o If we receive your transfer request at our administrative office before the close of business, we will process your transfer using the accumulation unit value we calculate on the valuation date we received your transfer request.

o If we receive your transfer request at our administrative office at or after the close of business, we will process your transfer using the accumulation unit value we calculate on the next valuation date after we received your transfer request.

There is no charge for transfers. Before making a transfer, you should consider the risks involved in changing investments. Transfers out of the GPAs will be subject to an MVA if done more than 30 days before the end of the guarantee period.

We may suspend or modify transfer privileges at any time.

WE SEEK TO PREVENT MARKET TIMING. MARKET TIMING IS FREQUENT OR SHORT-TERM TRADING ACTIVITY. WE DO NOT ACCOMMODATE SHORT-TERM TRADING ACTIVITIES. DO NOT BUY A CONTRACT IF YOU WISH TO USE SHORT-TERM TRADING STRATEGIES TO MANAGE YOUR INVESTMENT. THE MARKET TIMING POLICIES AND PROCEDURES DESCRIBED BELOW APPLY TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN THE CONTRACT. THE UNDERLYING FUNDS IN WHICH THE SUBACCOUNTS INVEST HAVE THEIR OWN MARKET TIMING POLICIES AND PROCEDURES. THE MARKET TIMING POLICIES OF THE UNDERLYING FUNDS MAY BE MORE OR LESS RESTRICTIVE THAN THE MARKET TIMING POLICIES AND PROCEDURES WE APPLY TO TRANSFERS AMONG THE SUBACCOUNTS OF THE CONTRACT, AND MAY INCLUDE REDEMPTION FEES. WE RESERVE THE RIGHT TO MODIFY OUR MARKET TIMING POLICIES AND PROCEDURES AT ANY TIME WITHOUT PRIOR NOTICE TO YOU.

Market timing may hurt the performance of an underlying fund in which a subaccount invests in several ways, including but not necessarily limited to:

o diluting the value of an investment in an underlying fund in which a subaccount invests;

o increasing the transaction costs and expenses of an underlying fund in which a subaccount invests; and,

o preventing the investment adviser(s) of an underlying fund in which a subaccount invests from fully investing the assets of the fund in accordance with the fund's investment objectives.

Market timing can reduce the value of your investment in the contract. If market timing causes the returns of an underlying fund to suffer, contract value you have allocated to a subaccount that invests in that underlying fund will be lower, too. Market timing can cause you, any joint owner of the contract and your beneficiary(ies) under the contract a financial loss.


------------------------------------------------------------------------------

44  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

IN ORDER TO HELP PROTECT YOU AND THE UNDERLYING FUNDS FROM THE POTENTIALLY HARMFUL EFFECTS OF MARKET TIMING ACTIVITY, WE APPLY THE FOLLOWING MARKET TIMING POLICY TO DISCOURAGE FREQUENT TRANSFERS OF CONTRACT VALUE AMONG THE SUBACCOUNTS OF THE VARIABLE ACCOUNT:

We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of asset allocation or dollar-cost averaging. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a contract owner who makes more than three subaccount transfers in any 90 day period. We also reserve the right to refuse any transfer request, if, in our sole judgment, the dollar amount of the transfer request would adversely affect unit values.

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your contract and the terms of your contract. These restrictions or modifications may include, but not be limited to:

o     requiring transfer requests to be submitted only by first-class U.S.
      mail;

o not accepting hand-delivered transfer requests or requests made by overnight mail;

o     not accepting telephone or electronic transfer requests;

o     requiring a minimum time period between each transfer;

o not accepting transfer requests of an agent acting under power of attorney;

o     limiting the dollar amount that you may transfer at any one time; or

o     suspending the transfer privilege.

Subject to applicable state law and the terms of each contract, we will apply the policy described above to all contract owners uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.

We cannot guarantee that we will be able to identify and restrict all market timing activity. Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to restrict all market timing activity. In addition, state law and the terms of some contracts may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the funds and harm contract owners.

IN ADDITION TO THE MARKET TIMING POLICY DESCRIBED ABOVE, WHICH APPLIES TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT, YOU SHOULD CAREFULLY REVIEW THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS. THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS MAY BE MATERIALLY DIFFERENT THAN THOSE WE IMPOSE ON TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT AND MAY INCLUDE MANDATORY REDEMPTION FEES AS WELL AS OTHER MEASURES TO DISCOURAGE FREQUENT TRANSFERS. AS AN INTERMEDIARY FOR THE UNDERLYING FUNDS, WE ARE REQUIRED TO ASSIST THEM IN APPLYING THEIR MARKET TIMING POLICIES AND PROCEDURES TO TRANSACTIONS INVOLVING THE PURCHASE, EXCHANGE AND REDEMPTION OF FUND SHARES. THIS ASSISTANCE MAY INCLUDE, BUT NOT BE LIMITED TO, PROVIDING THE UNDERLYING FUND UPON REQUEST WITH YOUR SOCIAL SECURITY NUMBER OR TAXPAYER IDENTIFICATION NUMBER AND THE DETAILS OF YOUR CONTRACT TRANSACTIONS INVOLVING THE UNDERLYING FUND. AN UNDERLYING FUND, IN ITS SOLE DISCRETION, MAY INSTRUCT US AT ANY TIME TO PROHIBIT YOU FROM MAKING FURTHER TRANSFERS OF CONTRACT VALUE TO OR FROM THE UNDERLYING FUND, AND WE MUST FOLLOW THIS INSTRUCTION. WE RESERVE THE RIGHT TO ADMINISTER AND COLLECT ON BEHALF OF AN UNDERLYING FUND ANY REDEMPTION FEE IMPOSED BY AN UNDERLYING FUND. MARKET TIMING POLICIES AND PROCEDURES ADOPTED BY UNDERLYING FUNDS MAY AFFECT YOUR INVESTMENT IN THE CONTRACT IN SEVERAL WAYS, INCLUDING BUT NOT LIMITED TO:

o Each fund may restrict or refuse trading activity that the fund determines, in its sole discretion, represents market timing.

o Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the contract, it is possible that the underlying fund's market timing policies and procedures, including instructions we receive from a fund may require us to reject your transfer request. Orders we place to purchase fund shares for the variable account are subject to acceptance by the fund. We reserve the right to reject without prior notice to you any transfer request if the fund does not accept our order.

o Each underlying fund is responsible for its own market timing policies, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a fund has adopted. As a result, a fund's returns might be adversely affected, and a fund might terminate our right to offer its shares through the variable account.

o Funds that are available as investment options under the contract may also be offered to other intermediaries who are eligible to purchase and hold shares of the fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a fund's market timing policies, we cannot guarantee that other intermediaries purchasing that same fund's shares will do so, and the returns of that fund could be adversely affected as a result.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  45

Funds available as investment options under the contract that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Further the risks of market timing may be greater for underlying funds that invest in securities, such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.

FOR MORE INFORMATION ABOUT THE MARKET TIMING POLICIES AND PROCEDURES OF AN UNDERLYING FUND, THE RISKS THAT MARKET TIMING POSES TO THAT FUND, AND TO DETERMINE WHETHER AN UNDERLYING FUND HAS ADOPTED A REDEMPTION FEE, SEE THAT FUND'S PROSPECTUS.

For information on transfers after annuity payouts begin, see "Transfer policies" below.

TRANSFER POLICIES

o Before annuity payouts begin, you may transfer contract values between the subaccounts, or from the subaccounts to the GPAs and the one-year fixed account at any time. However, if you made a transfer from the one-year fixed account to the subaccounts or the GPAs, you may not make a transfer from any subaccount or GPA back to the one-year fixed account for six months following that transfer. We reserve the right to limit transfers to the one-year fixed account if the interest rate we are then currently crediting to the one-year fixed account is equal to the minimum interest rate stated in the contract.

o You may transfer contract values from the one-year fixed account to the subaccounts or the GPAs once a year on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums). Transfers from the one-year fixed account are not subject to an MVA. The amount of contract value transferred to the one-year fixed account cannot result in the value of the one-year fixed account being greater than 30% of the contract value. Transfers out of the one-year fixed account are limited to 30% of one-year fixed account values at the beginning of the contract year or $10,000, whichever is greater. We reserve the right to further limit transfers to or from the one-year fixed account if the interest rate we are then crediting on new purchase payments allocated to the one-year fixed account is equal to the minimum interest rate stated in the contract.

o You may transfer contract values from a GPA any time after 60 days of transfer or payment allocation to the account. Transfers made more than 30 days before the end of the Guarantee Period will receive an MVA, which may result in a gain or loss of contract value, unless an exception applies (see "The Guarantee Period Accounts (GPAs) -- Market Value Adjustment (MVA)").

o If we receive your request on or within 30 days before or after the contract anniversary date, the transfer from the one-year fixed account to the GPAs will be effective on the valuation date we receive it.

o You may not transfer contract values from the subaccounts, the GPAs, or the one-year fixed account into the DCA fixed account. However, you may transfer contract values from the DCA fixed account to any of the investment options available under your contract, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account and the GPA, as described above. (See "DCA Fixed Account.")

o Once annuity payouts begin, you may not make transfers to or from the GPAs or the fixed account, but you may make transfers once per contract year among the subaccounts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest. When annuity payments begin, you must transfer all contract value out of your GPAs and the DCA fixed account.


------------------------------------------------------------------------------

46  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

HOW TO REQUEST A TRANSFER OR WITHDRAWAL

1 BY LETTER

Send your name, contract number, Social Security Number or Taxpayer Identification Number* and signed request for a transfer or withdrawal to our administrative office:


RIVERSOURCE LIFE INSURANCE COMPANY

829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

MINIMUM AMOUNT
Transfers or withdrawals: $500 or entire account balance

MAXIMUM AMOUNT
Transfers or withdrawals: Contract value or entire account balance

* Failure to provide a Social Security Number or Taxpayer Identification Number may result in mandatory tax withholding on the taxable portion of the distribution.

2 BY AUTOMATED TRANSFERS AND AUTOMATED PARTIAL WITHDRAWALS

Your investment professional can help you set up automated transfers among your subaccounts, one-year fixed account or GPAs.

You can start or stop this service by written request or other method acceptable to us.

You must allow 30 days for us to change any instructions that are currently in place.

o Automated transfers from the one-year fixed account to any one of the subaccounts may not exceed an amount that, if continued, would deplete the one-year fixed account within 12 months.

o Transfers out of the one-year fixed account are limited to 30% of the one-year fixed account values at the beginning of the contract year or $10,000, whichever is greater.

o Automated withdrawals may be restricted by applicable law under some contracts.

o You may not make additional purchase payments if automated partial withdrawals are in effect.

o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.

MINIMUM AMOUNT

Transfers or withdrawals: $100 monthly
                          $250 quarterly, semiannually or annually

3 BY PHONE

Call between 8 a.m. and 7 p.m. Central time:
(800) 333-3437

MINIMUM AMOUNT

Transfers or withdrawals:  $500 or entire account balance

MAXIMUM AMOUNT
Transfers:                 Contract value or entire account balance
Withdrawals:               $25,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or withdrawal requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and recording calls. We will not allow a telephone withdrawal within 30 days of a phoned-in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers and withdrawals are automatically available. You may request that telephone transfers and withdrawals not be authorized from your account by writing to us.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  47

WITHDRAWALS

You may withdraw all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. If we receive your withdrawal request at our administrative office before the close of business, we will process your withdrawal using the accumulation unit value we calculate on the valuation date we received your withdrawal request. If we receive your withdrawal request at our administrative office at or after the close of business, we will process your withdrawal using the accumulation unit value we calculate on the next valuation date after we received your withdrawal request. We may ask you to return the contract. You may have to pay administrative charges, withdrawal charges or any applicable optional rider charges (see "Charges") and IRS taxes and penalties (see "Taxes"). You cannot make withdrawals after annuity payouts begin except under Annuity Payout Plan
E. (See "The Annuity Payout Period -- Annuity Payout Plans.")

Any partial withdrawals you take under the contract will reduce your contract value. As a result, the value of your death benefit or any optional benefits you have elected will also be reduced. If you have elected the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider and your partial withdrawals in any contract year exceed the permitted withdrawal amount under the terms of the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider, your benefits under the rider may be reduced (see "Optional Benefits").

In addition, withdrawals you are required to take to satisfy RMDs under the Code may reduce the value of certain death benefits and optional benefits (see "Taxes -- Qualified Annuities -- Required Minimum Distributions").

WITHDRAWAL POLICIES

If you have a balance in more than one account and you request a partial withdrawal, we will automatically withdraw from all your subaccounts, GPAs, the DCA fixed account and/or the one-year fixed account in the same proportion as your value in each account correlates to your total contract value. You may request that a partial withdrawal be taken from one or more investment options unless an asset allocation program is in effect for your contract. After executing a partial withdrawal, the value in each GPA and subaccount must be either zero or at least $50.

RECEIVING PAYMENT

By regular or express mail:

o     payable to you;

o     mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

      -- the withdrawal amount includes a purchase payment check that has not cleared;

      -- the NYSE is closed, except for normal holiday and weekend closings;

      --    trading on the NYSE is restricted, according to SEC rules;

      -- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

      -- the SEC permits us to delay payment for the protection of security holders.


------------------------------------------------------------------------------

48  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

TSA -- SPECIAL WITHDRAWAL PROVISIONS

PARTICIPANTS IN TAX-SHELTERED ANNUITIES

The Code imposes certain restrictions on your right to receive early distributions from a TSA:

o Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

      --    you are at least age 59 1/2;

      --    you are disabled as defined in the Code;

      -- you severed employment with the employer who purchased the contract; or

      --    the distribution is because of your death.

o If you encounter a financial hardship (as provided by the Code), you may be eligible to receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

o Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").

o The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.

CHANGING OWNERSHIP

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding on us when we receive and record it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of the contract may be transferred to the annuitant.

Please consider carefully whether or not you wish to change ownership of your annuity contract. If you elected any optional contract features or riders, the new owner and annuitant will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. If you have an Income Assurer Benefit(SM) and/or Benefit Protector(SM) Plus, the riders will terminate upon transfer of ownership of the annuity contract. The Accumulation Protector Benefit(SM), the Guarantor Withdrawal Benefit for Life(SM) and the Guarantor(SM) Withdrawal Benefit riders will continue upon transfer of ownership of your annuity contract. Continuance of the Benefit Protector(SM) rider is optional. (See "Optional Benefits.")

BENEFITS IN CASE OF DEATH

There are four death benefit options under your contract. You must select one of the following death benefits:

o     ROP Death Benefit;

o     MAV Death Benefit;

o     5% Accumulation Death Benefit; or

o     Enhanced Death Benefit.

If it is available in your state and if both you and the annuitant are 79 or younger at contract issue, you can elect any one of the above death benefits. If either you or the annuitant are 80 or older at contract issue, the ROP Death Benefit will apply. Once you elect a death benefit, you cannot change it. We show the death benefit that applies in your contract. The death benefit you select determines the mortality and expense risk fee that is assessed against the subaccounts. (See "Charges -- Mortality and Expense Risk Fee.")

Under each option, we will pay the death benefit to your beneficiary upon the earlier of your death or the annuitant's death. We will base the benefit paid on the death benefit coverage you choose when you purchased the contract. If a contract has more than one person as the owner, we will pay benefits upon the first to die of any owner or the annuitant.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  49

HERE ARE SOME TERMS THAT ARE USED TO DESCRIBE THE DEATH BENEFITS:

                                                                              PW x DB
  ADJUSTED PARTIAL WITHDRAWALS (CALCULATED FOR ROP AND MAV DEATH BENEFITS) =  -------
                                                                                CV

    PW = the partial withdrawal including any applicable withdrawal charge or MVA.

    DB = the death benefit on the date of (but prior to) the partial withdrawal.

    CV = contract value on the date of (but prior to) the partial withdrawal.

MAXIMUM ANNIVERSARY VALUE (MAV): is zero prior to the first contract anniversary after the effective date of the rider. On the first contract anniversary after the effective date of the rider, we set the MAV as the greater of these two values:

(a)   current contract value; or

(b)   total payments made to the contract minus adjusted partial withdrawals.

Thereafter, we increase the MAV by any additional purchase payments and reduce the MAV by adjusted partial withdrawals. Every contract anniversary after that prior to the earlier of your or the annuitant's 81st birthday, we compare the MAV to the current contract value and we reset the MAV to the higher amount.

5% VARIABLE ACCOUNT FLOOR: is the sum of the value of your GPAs, the one-year fixed account and the variable account floor. There is no variable account floor prior to the first contract anniversary. On the first contract anniversary, we establish the variable account floor as:

o the amounts allocated to the subaccounts and the DCA fixed account at issue increased by 5%;

o plus any subsequent amounts allocated to the subaccounts and the DCA fixed account;

o minus adjusted transfers and partial withdrawals from the subaccounts or the DCA fixed account.

Thereafter, we continue to add subsequent amounts allocated to the subaccounts or the DCA fixed account and subtract adjusted transfers and partial withdrawals from the subaccounts or the DCA fixed account. On each contract anniversary after the first, through age 80, we add an amount to the variable account floor equal to 5% of the prior anniversary's variable account floor. We stop adding this amount after you or the annuitant reach age 81.

                                                                                 PWT x VAF
  5% VARIABLE ACCOUNT FLOOR ADJUSTED TRANSFERS OR ADJUSTED PARTIAL WITHDRAWALS = ---------
                                                                                    SV

    PWT = the amount transferred from the subaccounts or the DCA fixed account or the amount of the partial withdrawal (including any applicable withdrawal charge or MVA) from the subaccounts or the DCA fixed account.

    VAF = variable account floor on the date of (but prior to) the transfer or partial withdrawal.

     SV = value of the subaccounts and the DCA fixed account on the date of (but prior to) the transfer of partial withdrawal.

The amount of purchase payment and purchase payment credits (if applicable) withdrawn from or transferred from any subaccount or fixed account (if applicable) or GPA account is calculated as (a) times (b) where:

(a) is the amount of purchase payment and purchase payment credits (if applicable) in the account or subaccount on the date of but prior to the current withdrawal or transfer; and

(b) is the ratio of the amount transferred or withdrawn from the account or subaccount to the value in the account or subaccount on the date of (but prior to) the current withdrawal or transfer.

For contracts issued in New Jersey, the cap on the variable account floor is 200% of the sum of the purchase payments allocated to the subaccounts that have not been withdrawn or transferred out of the subaccounts.

NOTE: The 5% variable account floor is calculated differently and is not the same value as the Income Assurer Benefit(SM) 5% variable account floor.

RETURN OF PURCHASE PAYMENTS (ROP) DEATH BENEFIT

The ROP Death Benefit is the basic death benefit to the contract that will pay your beneficiaries no less than your purchase payments, adjusted for withdrawals. If you or the annuitant die before annuity payouts begin and while this contract is in force, the death benefit will be the greater of these two values:

1.    contract value; or

2.    total purchase payments minus adjusted partial withdrawals.

The ROP Death Benefit will apply unless you select one of the alternative death benefits described immediately below.


------------------------------------------------------------------------------

50  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

IF AVAILABLE IN YOUR STATE AND BOTH YOU AND THE ANNUITANT ARE AGE 79 OR YOUNGER AT CONTRACT ISSUE, YOU MAY SELECT ONE OF THE DEATH BENEFITS DESCRIBED BELOW AT THE TIME YOU PURCHASE YOUR CONTRACT. THE DEATH BENEFITS DO NOT PROVIDE ANY ADDITIONAL BENEFIT BEFORE THE FIRST CONTRACT ANNIVERSARY AND MAY NOT BE APPROPRIATE FOR ISSUE AGES 75 TO 79 BECAUSE THE BENEFIT VALUES MAY BE LIMITED AFTER AGE 81. BE SURE TO DISCUSS WITH YOUR INVESTMENT PROFESSIONAL WHETHER OR NOT THESE DEATH BENEFITS ARE APPROPRIATE FOR YOUR SITUATION.

MAXIMUM ANNIVERSARY VALUE (MAV) DEATH BENEFIT

The MAV Death Benefit provides that if you or the annuitant die while the contract is in force and before annuity payouts begin, the death benefit will be the greatest of these three values:

1.    contract value;

2.    total purchase payments minus adjusted partial withdrawals; or

3.    the MAV on the date of death.

5% ACCUMULATION DEATH BENEFIT

The 5% Accumulation Death Benefit provides that if you or the annuitant die while the contract is in force and before annuity payouts begin, the death benefit will be the greatest of these three values:

1.    contract value;

2.    total purchase payments minus adjusted partial withdrawals; or

3.    the 5% variable account floor.

ENHANCED DEATH BENEFIT

The Enhanced Death Benefit provides that if you or the annuitant die while the contract is in force and before annuity payouts begin, the death benefit will be the greatest of these four values:

1.    contract value;

2.    total purchase payments minus adjusted partial withdrawals;

3.    the MAV on the date of death; or

4.    the 5% variable account floor.

For an example of how each death benefit is calculated, see Appendix D.

IF YOU DIE BEFORE YOUR RETIREMENT DATE

When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value using the accumulation unit value we calculate on that valuation date. We pay interest, if any, at a rate no less than required by law. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

NONQUALIFIED ANNUITIES

If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. To do this your spouse must, within 60 days after our death claim requirements are fulfilled, give us written instructions to keep the contract in force. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The Income Assurer Benefit(SM) and Benefit Protector(SM) Plus riders if selected, will terminate. The Accumulation Protector Benefit(SM), the Guarantor Withdrawal Benefit for Life(SM) and the Guarantor(SM) Withdrawal Benefit riders, if selected, will continue. Continuance of the Benefit Protector(SM) is optional. (See "Optional Benefits.")

If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. Generally, we must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

o payouts begin no later than one year after your death, or other date as permitted by the IRS; and

o the payout period does not extend beyond the beneficiary's life or life expectancy.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  51

QUALIFIED ANNUITIES

o SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if your spouse is the sole beneficiary, your spouse may either elect to treat the contract as his/her own or elect an annuity payout plan or another plan agreed to by us. If your spouse elects a payout option, the payouts must begin no later than the year in which you would have reached age 70 1/2. If you attained age 70 1/2 at the time of death, payouts must begin no later than Dec. 31 of the year following the year of your death.

      Your spouse may elect to assume ownership of the contract at any time before annuity payments begin. If your spouse elects to assume ownership of the contract, the contract value will be equal to the death benefit that would otherwise have been paid. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The Income Assurer Benefit(SM) and Benefit Protector Plus(SM) riders, if selected, will terminate. The Accumulation Protector Benefit(SM), the Guarantor Withdrawal Benefit for Life(SM) and the Guarantor(SM) Withdrawal Benefit riders, if selected, will continue. Continuance of the Benefit Protector(SM) is optional. (See "Optional Benefits.")

o NON-SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if death occurs prior to the year you would have attained age
      70 1/2, the beneficiary may elect to receive payouts from the contract over a five year period. If your beneficiary does not elect a five year payout or if your death occurs after attaining age 70 1/2, we will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under any payout plan available under this contract if:

      o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

      o payouts begin no later than one year following the year of your death; and

      o the payout period does not extend beyond the beneficiary's life or life expectancy.

o ANNUITY PAYOUT PLAN: If you elect an annuity payout plan which guarantees payouts to a beneficiary after your death, the payouts to your beneficiary will continue pursuant to the annuity payout plan you elect.

OPTIONAL BENEFITS

OPTIONAL LIVING BENEFITS

ACCUMULATION PROTECTOR BENEFIT(SM) RIDER

The Accumulation Protector Benefit(SM) rider is an optional benefit that you may select for an additional charge. The Accumulation Protector Benefit(SM) rider may provide a guaranteed contract value at the end of the specified waiting period on the benefit date, but not until then, under the following circumstances:

ON THE BENEFIT DATE, IF:                                        THEN YOUR ACCUMULATION PROTECTOR BENEFIT(SM) RIDER BENEFIT IS:
The Minimum Contract Accumulation Value (defined below)         The contract value is increased on the benefit date to equal
as determined under the Accumulation Protector Benefit(SM)      the Minimum Contract Accumulation Value as determined under
rider is greater than your contract value,                      the Accumulation Protector Benefit(SM) rider on the benefit date.

The contract value is equal to or greater than the Minimum      Zero; in this case, the Accumulation Protector Benefit(SM)
Contract Accumulation Value as determined under the             rider ends without value and no benefit is payable.
Accumulation Protector Benefit(SM) rider,

If the contract value falls to zero as the result of adverse market performance or the deduction of fees and/or charges at any time during the waiting period and before the benefit date, the contract and all riders, including the Accumulation Protector Benefit(SM) rider will terminate without value and no benefits will be paid. EXCEPTION: If you are still living on the benefit date, we will pay you an amount equal to the Minimum Contract Accumulation Value as determined under the Accumulation Protector Benefit(SM) rider on the valuation date your contract value reached zero.

If this rider is available in your state, you may elect the Accumulation Protector Benefit(SM) at the time you purchase your contract and the rider effective date will be the contract issue date. The Accumulation Protector Benefit(SM) rider may not be terminated once you have elected it except as described in the "Terminating the Rider" section below. An additional charge for the Accumulation Protector Benefit(SM) rider will be assessed annually during the waiting period. The rider ends when the waiting period expires and no further benefit will be payable and no further fees for the rider will be deducted. The Accumulation Protector Benefit(SM) may not be purchased with the optional Guarantor Withdrawal Benefit for Life(SM) rider, Guarantor(SM) Withdrawal Benefit rider or any Income Assurer Benefit(SM) rider. When the rider ends, you may be able to purchase another optional rider we then offer by written request received within 30 days of that contract anniversary date. The Accumulation Protector Benefit(SM) rider may not be available in all states.


------------------------------------------------------------------------------

52  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

You should consider whether an Accumulation Protector Benefit(SM) rider is appropriate for you because:

o you must participate in the Portfolio Navigator program if you purchase a contract on or after May 1, 2006 with this rider (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). If you selected this rider before May 1, 2006, you must participate in the asset allocation program (see "Making the Most of Your Contract -- Asset Allocation Program"), however, you may elect to participate in the Portfolio Navigator program after May 1, 2006. The Portfolio Navigator program and the asset allocation program limits your choice of subaccounts, one-year fixed account and GPAs (if available) to those that are in the asset allocation model portfolio you select. This means you will not be able to allocate contract value to all of the subaccounts, GPAs or the one-year fixed account that are available under the contract to contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Asset and Portfolio Navigator Asset Allocation Program.");

o you may not make additional purchase payments to your contract during the waiting period after the first 180 days immediately following the effective date of the Accumulation Protector Benefit(SM) rider;

o if you purchase this annuity as a qualified annuity, for example, an IRA, you may need to take partial withdrawals from your contract to satisfy the minimum distribution requirements of the Code (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Partial withdrawals, including those you take to satisfy RMDs, will reduce any potential benefit that the Accumulation Protector Benefit(SM) rider provides. You should consult your tax advisor if you have any questions about the use of this rider in your tax situation;

o if you think you may withdraw all of your contract value before you have held your contract with this benefit rider attached for 10 years, or you are considering selecting an annuity payout option within 10 years of the effective date of your contract, you should consider whether this optional benefit is right for you. You must hold the contract a minimum of 10 years from the effective date of the Accumulation Protector Benefit(SM) rider, which is the length of the waiting period under the Accumulation Protector Benefit(SM) rider, in order to receive the benefit, if any, provided by the Accumulation Protector Benefit(SM) rider. In some cases, as described below, you may need to hold the contract longer than 10 years in order to qualify for any benefit the Accumulation Protector Benefit(SM) rider may provide;

o the 10 year waiting period under the Accumulation Protector Benefit(SM) rider will restart if you exercise the elective step up option (described below) or your surviving spouse exercises the spousal continuation elective step up (described below); and

o the 10 year waiting period under the Accumulation Protector Benefit(SM) rider may be restarted if you elect to change model portfolio to one that causes the Accumulation Protector Benefit(SM) rider charge to increase (see "Charges").

Be sure to discuss with your investment professional whether a Accumulation Protector Benefit(SM) rider is appropriate for your situation.

HERE ARE SOME GENERAL TERMS THAT ARE USED TO DESCRIBE THE OPERATION OF THE ACCUMULATION PROTECTOR BENEFIT(SM):

BENEFIT DATE: This is the first valuation date immediately following the expiration of the waiting period.

MINIMUM CONTRACT ACCUMULATION VALUE (MCAV): An amount calculated under the Accumulation Protector Benefit(SM) rider. The contract value will be increased to equal the MCAV on the benefit date if the contract value on the benefit date is less than the MCAV on the benefit date.

ADJUSTMENTS FOR PARTIAL WITHDRAWALS: The adjustment made for each partial withdrawal from the contract is equal to the amount derived from multiplying (a) and (b) where:

(a) is 1 minus the ratio of the contract value on the date of (but immediately after) the partial withdrawal to the contract value on the date of (but immediately prior to) the partial withdrawal; and

(b) is the MCAV on the date of (but immediately prior to) the partial withdrawal.

WAITING PERIOD: The waiting period for the rider is 10 years.

We reserve the right to restart the waiting period on the latest contract anniversary if you change your asset allocation model after we have exercised our rights to increase the rider charge for new contract owners, or if you change your asset allocation model after we have exercised our rights to charge a separate charge for each model.

Your initial MCAV is equal to your initial purchase payment. It is increased by the amount of any subsequent purchase payments received within the first 180 days that the rider is effective. It is reduced by adjustments for any partial withdrawals made during the waiting period.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  53

AUTOMATIC STEP UP

On each contract anniversary after the effective date of the rider, the MCAV will be set to the greater of:

1.    80% of the contract value on the contract anniversary; or

2.    the MCAV immediately prior to the automatic step up.

The automatic step up does not create contract value, guarantee the performance of any investment option, or provide a benefit that can be withdrawn or paid upon death. Rather, the automatic step up is an interim calculation used to arrive at the final MCAV, which is used to determine whether a benefit will be paid under the rider on the benefit date.

The automatic step up of the MCAV does not restart the waiting period or increase the charge (although the total fee for the rider may increase).

ELECTIVE STEP UP OPTION

Within thirty days following each contract anniversary after the rider effective date, but prior to the benefit date, you may notify us in writing that you wish to exercise the annual elective step up option. You may exercise this elective step up option only once per contract year during this 30 day period. If your contract value on the valuation date we receive your written request to step up is greater than the MCAV on that date, your MCAV will increase to 100% of that contract value.

When you exercise the annual elective step up, we may be charging more for the Accumulation Protector Benefit(SM) rider at that time for new contract owners. If your MCAV is increased as a result of the elective step up and we have increased the charge for the Accumulation Protector Benefit(SM) rider, you will pay the charge that is in effect on the valuation date we receive your written request to step up. In addition, the waiting period will restart as of the most recent contract anniversary. Failure to exercise this elective step up in subsequent years will not reinstate any prior waiting period. Rather, the waiting period under the rider will always commence from the most recent anniversary for which the elective step up option was exercised.

The elective step up does not create contract value, guarantee the performance of any investment option, or provide a benefit that can be withdrawn or paid upon death. Rather, the elective step up is an interim calculation used to arrive at the final MCAV, which is used to determine whether a benefit will be paid under the rider on the benefit date.

The elective step up option is not available to non-spouse beneficiaries that continue the contract during the waiting period.

SPOUSAL CONTINUATION

If a spouse chooses to continue the contract under the spousal continuation provision, the rider will continue as part of the contract. Once, within the thirty days following the date of spousal continuation, the spouse may choose to exercise an elective step up. The spousal continuation elective step up is in addition to the annual elective step up. If the contract value on the valuation date we receive the written request to exercise this option is greater than the MCAV on that date, we will increase the MCAV to that contract value. If the MCAV is increased as a result of the elective step up and we have increased the charge for the Accumulation Protector Benefit(SM) rider, the spouse will pay the charge that is in effect on the valuation date we receive their written request to step up. In addition, the waiting period will restart as of the most recent contract anniversary.

TERMINATING THE RIDER

The rider will terminate under the following conditions:

      The rider will terminate before the benefit date without paying a benefit on the date:

      o     you take a full withdrawal; or

      o     annuitization begins; or

      o the contract terminates as a result of the death benefit being paid.

      The rider will terminate on the benefit date.

For an example, see Appendix E.


------------------------------------------------------------------------------

54  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER

The Guarantor Withdrawal Benefit For Life(SM) rider is an optional benefit that you may select for an additional annual charge if:

o     you purchase your contract on or after May 1, 2006;

o     the rider is available in your state; and

o you and the annuitant are 80 or younger on the date the contract is issued.

You must elect the Guarantor Withdrawal Benefit For Life(SM) rider when you purchase your contract. The rider effective date will be the contract issue date.

The Guarantor Withdrawal Benefit For Life(SM) rider guarantees that you will be able to withdraw up to a certain amount each year from the contract, regardless of the investment performance of your contract before the annuity payments begin, until you have recovered at minimum all of your purchase payments. And, under certain limited circumstances defined in the rider, you have the right to take a specified amount of partial withdrawals in each contract year until death (see "At Death" heading below) -- even if the contract value is zero.

Your contract provides for annuity payouts to begin on the retirement date (see "Buying Your Contract -- The Retirement Date"). Before the retirement date, you have the right to withdraw some or all of your contract value, less applicable administrative, withdrawal and rider charges imposed under the contract at the time of the withdrawal (see "Making the Most of Your Contract -- Withdrawals"). Because your contract value will fluctuate depending on the performance of the underlying funds in which the subaccounts invest, the contract itself does not guarantee that you will be able to take a certain withdrawal amount each year before the annuity payouts begin, nor does it guarantee the length of time over which such withdrawals can be made before the annuity payouts begin.

The Guarantor Withdrawal Benefit For Life(SM) rider may be appropriate for you if you intend to make periodic withdrawals from your annuity contract and do not intend to elect an annuity payout before the annuity payouts begin and wish to ensure that market performance will not adversely affect your ability to withdraw your principal over time.

Under the terms of the Guarantor Withdrawal Benefit For Life(SM) rider, the calculation of the amount which can be withdrawn in each contract year varies depending on several factors, including but not limited to the waiting period (see "Waiting period" heading below) and whether or not the lifetime withdrawal benefit has become effective:

(1) The basic withdrawal benefit gives you the right to take limited partial withdrawals in each contract year and guarantees that over time will total an amount equal to, at minimum, your purchase payments. Key terms associated with the basic withdrawal benefit are "Guaranteed Benefit Payment (GBP)," "Remaining Benefit Payment (RBP)," "Guaranteed Benefit Amount (GBA)," and "Remaining Benefit Amount (RBA)." See these headings below for more information.

(2) The lifetime withdrawal benefit gives you the right, under certain limited circumstances defined in the rider, to take limited partial withdrawals until the later of death (see "At Death" heading below) or until the RBA [under the basic withdrawal benefit] is reduced to zero. Key terms associated with the lifetime withdrawal benefit are "Annual Lifetime Payment (ALP)," "Remaining Annual Lifetime Payment (RALP)," "Covered Person," and "Annual Lifetime Payment Attained Age (ALPAA)." See these headings below for more information.

Only the basic withdrawal benefit will be in effect prior to the date that the lifetime withdrawal benefit becomes effective. The lifetime withdrawal benefit becomes effective automatically on the rider anniversary date after the covered person reaches age 65, or the rider effective date if the covered person is age 65 or older on the rider effective date (see "Annual Lifetime Payment Attained Age (ALPAA)" heading below).

Provided annuity payouts have not begun, the Guarantor Withdrawal Benefit For Life(SM) rider guarantees that you may take the following partial withdrawal amounts each contract year:

o After the waiting period and before the establishment of the ALP, the rider guarantees that each year you can cumulatively withdraw an amount equal to the GBP;

o During the waiting period and before the establishment of the ALP, the rider guarantees that each year you can cumulatively withdraw an amount equal to the value of the RBP at the beginning of the contract year;

o After the waiting period and after the establishment of the ALP, the rider guarantees that each year you have the option to cumulatively withdraw an amount equal the ALP or the GBP, but the rider does not guarantee withdrawals of the sum of both the ALP and the GBP in a contract year;

o During the waiting period and after the establishment of the ALP, the rider guarantees that each year you have the option to cumulatively withdraw an amount equal to the value of the RALP or the RBP at the beginning of the contract year, but the rider does not guarantee withdrawals of the sum of both the RALP and the RBP in a contract year;


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  55

If you withdraw less than allowed partial withdrawal amount in a contract year, the unused portion cannot be carried over to the next contract year. As long as your partial withdrawals in each contract year do not exceed the annual partial withdrawal amount allowed under the rider, and there has not been a contract ownership change or spousal continuation of the contract, the guaranteed amounts available for partial withdrawals are protected (i.e., will not decrease).

If you withdraw more than the allowed partial withdrawal amount in a contract year, we call this an "excess withdrawal" under the rider. Excess withdrawals trigger an adjustment of a benefit's guaranteed amount, which may cause it to be reduced (see "GBA Excess Withdrawal Processing," "RBA Excess Withdrawal Processing," and "ALP Excess Withdrawal Processing" headings below). Please note that each of the two benefits has its own definition of the allowed annual withdrawal amount. Therefore a partial withdrawal may be considered an excess withdrawal for purposes of the lifetime withdrawal benefit only, the basic withdrawal benefit only, or both.

If your withdrawals exceed the greater of the RBP or the RALP, withdrawal charges under the terms of the contract may apply (see "Charges -- Withdrawal Charges"). The amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. Market value adjustments, if applicable, will also be made (see "Guarantee Period Accounts
(GPAs) -- Market Value Adjustment"). We pay you the amount you request. Any partial withdrawals you take under the contract will reduce the value of the death benefits (see "Benefits in Case of Death"). Upon full withdrawal of the contract, you will receive the remaining contract value less any applicable charges (see "Making the Most of Your Contract -- Withdrawals").

The rider's guaranteed amounts can be increased at the specified intervals if your contract value has increased. An annual step up feature is available at each contract anniversary, subject to certain conditions, and may be applied automatically to your contract or may require you to elect the step up (see "Annual Step Up" heading below). If you exercise the annual step up election, the spousal continuation step up election (see "Spousal Continuation Step Up" heading below) or change your Portfolio Navigator model portfolio, the rider charge may change (see "Charges").

If you take withdrawals during the waiting period, any prior steps ups applied will be reversed and step ups will not be available until the third rider anniversary. You may take withdrawals after the waiting period without reversal of prior step ups.

You should consider whether the Guarantor Withdrawal Benefit For Life(SM) rider is appropriate for you because:

o LIFETIME WITHDRAWAL BENEFIT LIMITATIONS: The lifetime withdrawal benefit is subject to certain limitations, including but not limited to:

      (a) Once the contract value equals zero, payments are made for as long as the oldest owner or annuitant is living (see "If Contract Value Reduces to Zero" heading below). However, if the contract value is greater than zero, the guaranteed lifetime withdrawal benefit terminates at the first death of any owner or annuitant (see "At Death" heading below). Therefore, it is possible for the lifetime withdrawal benefit to end while the person(s) relying on the lifetime withdrawal benefit is/are still alive. This possibility may present itself when:

            (i) There are multiple contract owners -- when one of the contract owners dies the benefit terminates even though other contract owners are still living; or

            (ii) The owner and the annuitant are not the same persons -- if the annuitant dies before the owner, the benefit terminates even though the owner is still living. This is could happen, for example, when the owner is younger than the annuitant. This risk increases as the age difference between owner and annuitant increases.

      (b) Excess withdrawals can reduce the ALP to zero even though the GBA, RBA, GBP and/or RBP values are greater than zero. If the both the ALP and the contract value are zero, the lifetime withdrawal benefit will terminate.

      (c) When the lifetime withdrawal benefit is first established, the initial ALP is based on the basic withdrawal benefit's RBA at that time (see "Annual Lifetime Payment (ALP)" heading below). Unless there has been a spousal continuation or ownership change, any withdrawal you take before the ALP is established reduces the RBA and therefore may result in a lower amount of lifetime withdrawals you are allowed to take.

      (d) Withdrawals can reduce both the contract value and the RBA to zero prior to the establishment of the ALP. If this happens, the contract and the Guarantor Withdrawal Benefit For Life(SM) rider will terminate.

o USE OF PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM REQUIRED: You must elect one of the model portfolios of the Portfolio Navigator. This requirement limits your choice of subaccounts, one-year fixed account and GPAs (if available) to those that are in the model portfolio you select. This means you will not be able to allocate contract value to all of the subaccounts, GPAs or the one-year fixed account that are available under the contract to contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program.") Subject to state restrictions, we reserve the right to limit the number of model portfolios from which you can select based on the dollar amount of purchase payments you make.


------------------------------------------------------------------------------

56  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

o TAX CONSIDERATIONS FOR NONQUALIFIED ANNUITIES: Under current federal income tax law, withdrawals under nonqualified annuities, including partial withdrawals taken from the contract under the terms of this rider, are treated less favorably than amounts received as annuity payments under the contract (see "Taxes -- Nonqualified Annuities"). Withdrawals before age 59 1/2 may incur a 10% IRS early withdrawal penalty and may be considered taxable income. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation.

o TAX CONSIDERATIONS FOR QUALIFIED ANNUITIES: Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). If you have a qualified annuity, you may need to take an RMD that exceeds the specified amount of withdrawal available under the rider. Partial withdrawals in any contract year that exceed the guaranteed amount available for withdrawal may reduce future benefits guaranteed under the rider. While the rider permits certain excess withdrawals to be made for the purpose of satisfying RMD requirements for this contract alone without reducing future benefits guaranteed under the rider, there can be no guarantee that changes in the federal income tax law after the effective date of the rider will not require a larger RMD to be taken, in which case, future guaranteed withdrawals under the rider could be reduced. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation.


o LIMITATIONS ON TSAs: Your right to take withdrawals is restricted if your contract is a TSA (see "TSA -- Special Withdrawal Provisions"). Therefore, the Guarantor Withdrawal Benefit for Life(SM) rider may be of limited value to you. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation.


o LIMITATIONS ON PURCHASE PAYMENTS: We reserve the right to limit the cumulative amount of purchase payments, subject to state restrictions.

o LIMITATIONS ON PURCHASE OF OTHER RIDERS UNDER THIS CONTRACT: If you select the Guarantor Withdrawal Benefit For Life(SM) rider, you may not elect an Income Assurer Benefit(SM) rider or the Accumulation Protector Benefit(SM) rider.

o NON-CANCELABLE: Once elected, the Guarantor Withdrawal Benefit For Life(SM) rider may not be cancelled and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero (described below) or annuity payouts begin.

o INTERACTION WITH TOTAL FREE AMOUNT (TFA) CONTRACT PROVISION: The TFA is the amount you are allowed to withdraw from the contract in each contract year without incurring a withdrawal charge (see "Charges -- Withdrawal Charge"). The TFA may be greater than the RBP or RALP under this rider. Any amount you withdraw in a contract year under the contract's TFA provision that exceeds the RBP or RALP is subject to the excess withdrawal procedures described below for the GBA, RBA and ALP.

For an example, see Appendix F.

KEY TERMS AND PROVISIONS OF THE GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER ARE DESCRIBED BELOW:

PARTIAL WITHDRAWALS: A withdrawal of an amount that does not result in a surrender of the contract. The partial withdrawal amount is a gross amount and will include any withdrawal charge and any market value adjustment.

WAITING PERIOD: The period of time starting on the rider effective date during which the annual step up is not available if you take withdrawals. The current waiting period is three years.

GUARANTEED BENEFIT AMOUNT (GBA): The total cumulative amount available for partial withdrawals over the life of the rider. The maximum GBA is $5,000,000. The GBA cannot be withdrawn and is not payable as a death benefit. Rather, the GBA is an interim value used to calculate the amount available for withdrawals each year under the basic withdrawal benefit (see "Guaranteed Benefit Payment" below). At any time, the total GBA is the sum of the individual GBAs associated with each purchase payment.

The GBA is determined at the following times, calculated as described:

o     At contract issue -- the GBA is equal to the initial purchase payment.

o When you make additional purchase payments -- each additional purchase payment has its own GBA equal to the amount of the purchase payment.

o At step up -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o When an individual RBA is reduced to zero -- the GBA that is associated with that RBA will also be set to zero.

o When you make a partial withdrawal during the waiting period and after a step up -- Any prior annual step ups will be reversed. Step up reversal means that the GBA associated with each purchase payment will be reset to the amount of that purchase payment. The step up reversal will only happen once during the waiting period, when the first partial withdrawal is made.

o When you make a partial withdrawal at any time and the amount withdrawn is:

      (a) less than or equal to the total RBP -- the GBA remains unchanged. If there have been multiple purchase payments, both the total GBA and each payment's GBA remain unchanged.

      (b) is greater than the total RBP -- GBA EXCESS WITHDRAWAL PROCESSING WILL BE APPLIED TO THE GBA. If the partial withdrawal is made during the waiting period, the excess withdrawal processing is applied AFTER any previously applied annual step ups have been reversed.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  57

GBA EXCESS WITHDRAWAL PROCESSING

The total GBA will automatically be reset to the lesser of (a) the total GBA immediately prior to the withdrawal; or (b) the contract value immediately following the withdrawal. If there have been multiple purchase payments, each payment's GBA after the withdrawal will be reset to equal that payment's RBA after the withdrawal plus (a) times (b), where:

(a) is the ratio of the total GBA after the withdrawal less the total RBA after the withdrawal to the total GBA before the withdrawal less the total RBA after the withdrawal; and

(b) is each payment's GBA before the withdrawal less that payment's RBA after the withdrawal.

REMAINING BENEFIT AMOUNT (RBA): Each withdrawal you make reduces the amount of GBA that is guaranteed by this rider as future withdrawals. At any point in time, the RBA equals the amount of GBA that remains available for withdrawals for the remainder of the contract's life, and total RBA is the sum of the individual RBAs associated with each purchase payment. The maximum RBA is $5,000,000.

The RBA is determined at the following times, calculated as described:

o     At contract issue -- the RBA is equal to the initial purchase payment.

o When you make additional purchase payments -- each additional purchase payment has its own RBA initially set equal that payment's GBA to (the amount of the purchase payment).

o At step up -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o When you make a partial withdrawal during the waiting period and after a step up -- Any prior annual step ups will be reversed. Step up reversal means that the RBA associated with each purchase payment will be reset to the amount of that purchase payment. The step up reversal will only happen once during the waiting period, when the first partial withdrawal is made.

o When you make a partial withdrawal at any time and the amount withdrawn is:

      (a) less than or equal to the total RBP -- the total RBA is reduced by the amount of the withdrawal. If there have been multiple purchase payments, each payment's RBA is reduced in proportion to its RBP.

      (b) is greater than the total RBP -- RBA EXCESS WITHDRAWAL PROCESSING WILL BE APPLIED TO THE RBA. Please note that if the partial withdrawal is made during the waiting period, the excess withdrawal processing is applied AFTER any previously applied annual step ups have been reversed.

RBA EXCESS WITHDRAWAL PROCESSING

The total RBA will automatically be reset to the lesser of (a) the contract value immediately following the withdrawal, or (b) the total RBA immediately prior to the withdrawal, less the amount of the withdrawal.

If there have been multiple purchase payments, both the total RBA and each payment's RBA will be reset. The total RBA will be reset according to the excess withdrawal processing described above. Each payment's RBA will be reset in the following manner:

1. The withdrawal amount up to the total RBP is taken out of each RBA bucket in proportion to its individual RBP at the time of the withdrawal; and

2. The withdrawal amount above the total RBP and any amount determined by the excess withdrawal processing are taken out of each RBA bucket in proportion to its RBA at the time of the withdrawal.

GUARANTEED BENEFIT PAYMENT (GBP): At any time, the amount available for partial withdrawals in each contract year after the waiting period, until the RBA is reduced to zero, under the basic withdrawal benefit. At any point in time, each purchase payment has its own GBP, which is equal to the lesser of that payment's RBA or 7% of that payment's GBA, and the total GBP is the sum of the individual GBPs.

During the waiting period, the guaranteed annual withdrawal amount may be less than the GBP due to the limitations the waiting period imposes on your ability to utilize both annual step-ups and withdrawals (see "Waiting Period" heading above). The guaranteed annual withdrawal amount during the waiting period is equal to the value of the RBP at the beginning of the contract year.

The GBP is determined at the following times, calculated as described:

o     At contract issue -- the GBP is established as 7% of the GBA value.

o At each contract anniversary -- each payment's GBP is reset to the lesser of that payment's RBA or 7% of that payment's GBA value.

o When you make additional purchase payments -- each additional purchase payment has its own GBP equal to 7% of the purchase payment amount.

o At step up -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o When an individual RBA is reduced to zero -- the GBP associated with that RBA will also be reset to zero.


------------------------------------------------------------------------------

58  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

o When you make a partial withdrawal during the waiting period and after a step up -- Any prior annual step ups will be reversed. Step up reversal means that the GBA and the RBA associated with each purchase payment will be reset to the amount of that purchase payment. Each payment's GBP will be reset to 7% of that purchase payment. The step up reversal will only happen once during the waiting period, when the first partial withdrawal is made.

o When you make a partial withdrawal at any time and the amount withdrawn is:

      (a)   less than or equal to the total RBP -- the GBP remains unchanged.

      (b) is greater than the total RBP -- each payment's GBP is reset to the lesser of that payment's RBA or 7% of that payment's GBA value, based on the RBA and GBA after the withdrawal. If the partial withdrawal is made during the waiting period, the excess withdrawal processing is applied AFTER any previously applied annual step ups have been reversed.

REMAINING BENEFIT PAYMENT (RBP): The amount available for partial withdrawals for the remainder of the contract year under the basic withdrawal benefit. At any point in time, the total RBP is the sum of the RBPs for each purchase payment. During the waiting period, when the guaranteed amount maybe less than the GBP, the value of the RBP at the beginning of the contract year will be that amount that is actually guaranteed each contract year.

The RBP is determined at the following times, calculated as described:

o At the beginning of each contract year during the waiting period and prior to any withdrawal -- the RBP for each purchase payment is set equal to that purchase payment, multiplied by 7%.

o At the beginning of any other contract year -- the RBP for each purchase payment is set equal to that purchase payment's GBP.

o When you make additional purchase payments -- each additional purchase payment has its own RBP equal to that payment's GBP.

o At step up -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o At spousal continuation -- (see "Spousal Option to Continue the Contract" heading below).

o When an individual RBA is reduced to zero -- the RBP associated with that RBA will also be reset to zero.

o When you make any partial withdrawal -- the total RBP is reset to equal the total RBP immediately prior to the partial withdrawal less the amount of the partial withdrawal, but not less than zero. If there have been multiple purchase payments, each payment's RBP is reduced proportionately. IF YOU WITHDRAW AN AMOUNT GREATER THAN THE RBP, GBA EXCESS WITHDRAWAL PROCESSING AND RBA EXCESS WITHDRAWAL PROCESSING ARE APPLIED and the amount available for future partial withdrawals for the remainder of the contract's life may be reduced by more than the amount of withdrawal. When determining if a withdrawal will result in the excess withdrawal processing, the applicable RBP will not yet reflect the amount of the current withdrawal.

COVERED PERSON: The person whose life is used to determine when the ALP is established, and the duration of the ALP payments. The Covered Person is the oldest contract owner or annuitant. The covered person may change during the contract's life if there is a spousal continuation or a change of contract ownership. If the covered person changes, we recompute the benefits guaranteed by the rider, based on the life of the new covered person, which may reduce the amount of the lifetime withdrawal benefit.

ANNUAL LIFETIME PAYMENT ATTAINED AGE (ALPAA): The covered person's age after which time the lifetime benefit can be established. Currently, the lifetime benefit can be established on the later of the contract effective date or the contract anniversary date following the date the covered person reaches age 65.

ANNUAL LIFETIME PAYMENT (ALP): Once established, the ALP at any time is the amount available for withdrawals in each contract year after the waiting period until the later of death (see "At Death" heading below), or the RBA is reduced to zero, under the lifetime withdrawal benefit. The maximum ALP is $300,000. Prior to establishment of the ALP, the lifetime withdrawal benefit is not in effect and the ALP is zero.

During the waiting period, the guaranteed annual lifetime withdrawal amount may be less than the ALP due to the limitations the waiting period imposes on your ability to utilize both annual step-ups and withdrawals (see "Waiting Period" heading above). The guaranteed annual lifetime withdrawal amount during the waiting period is equal to the value of the RALP at the beginning of the contract year.

THE ALP IS DETERMINED AT THE FOLLOWING TIMES:

o The later of the contract effective date or the contract anniversary date following the date the covered person reaches age 65 -- the ALP is established as 6% of the total RBA.

o When you make additional purchase payments -- each additional purchase payment increases the ALP by 6% of the amount of the purchase payment.

o At step ups -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o At contract ownership change -- (see "Spousal Option to Continue the Contract" and "Contract Ownership Change" headings below).


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  59

o When you make a partial withdrawal during the waiting period and after a step up -- Any prior annual step ups will be reversed. Step up reversal means that the ALP will be reset to equal total purchase payments multiplied by 6%. The step up reversal will only happen once during the waiting period, when the first partial withdrawal is made.

o When you make a partial withdrawal at any time and the amount withdrawn is:

      (a)   less than or equal to the RALP -- the ALP remains unchanged.

      (b) is greater than the RALP -- ALP EXCESS WITHDRAWAL PROCESSING WILL BE APPLIED TO THE ALP. Please note that if the partial withdrawal is made during the waiting period, the excess withdrawal processing are applied AFTER any previously applied annual step ups have been reversed.

ALP EXCESS WITHDRAWAL PROCESSING

The ALP is reset to the lesser of the ALP immediately prior to the withdrawal, or 6% of the contract value immediately following the withdrawal.

REMAINING ANNUAL LIFETIME PAYMENT (RALP): The amount available for partial withdrawals for the remainder of the contract year under the lifetime withdrawal benefit. During the waiting period, when the guaranteed annual withdrawal amount may be less than the ALP, the value of the RALP at the beginning of the contract year will be the amount that is actually guaranteed each contract year. Prior to establishment of the ALP, the lifetime withdrawal benefit is not in effect and the RALP is zero.

THE RALP IS DETERMINED AT THE FOLLOWING TIMES:

o The later of the contract effective date or the contract anniversary date following the date the covered person reaches age 65, and:

      (a) During the waiting period and prior to any withdrawals -- the RALP is established equal to 6% of purchase payments.

      (b)   At any other time -- the RALP is established equal to the ALP.

o At the beginning of each contract year during the waiting period and prior to any withdrawals -- the RALP is set equal to the total purchase payments, multiplied by 6%.

o At the beginning of any other contract year -- the RALP is set equal to ALP.

o When you make additional purchase payments -- each additional purchase payment increases the RALP by 6% of the amount of the purchase payment.

o When you make any partial withdrawal -- the RALP equals the RALP immediately prior to the partial withdrawal less the amount of the partial withdrawal, but not less than zero. IF YOU WITHDRAW AN AMOUNT GREATER THAN THE RALP, ALP EXCESS WITHDRAWAL PROCESSING IS APPLIED and the amount available for future partial withdrawals for the remainder of the contract's life may be reduced by more than the amount of withdrawal. When determining if a withdrawal will result in excess withdrawal processing, the applicable RALP will not yet reflect the amount of the current withdrawal.

REQUIRED MINIMUM DISTRIBUTIONS (RMD): If you are taking RMDs from this contract and the RMD calculated separately for this contract is greater than the RBP or the RALP on the most recent contract anniversary, the portion of the RMD that exceeds the RBP or RALP will not be subject to excess withdrawal processing provided that the following conditions are met:

o     The RMD is the life expectancy RMD for this contract alone, and

o The RMD amount is based on the requirements of section 401(a)(9), related Code provisions and regulations thereunder that were in effect on the effective date of this rider.

Withdrawal amounts greater than the RBP or RALP on the contract anniversary date that do not meet these conditions will result in excess withdrawal processing as described above.

See Appendix G for additional information.

STEP UP DATE: The date any step up becomes effective, and depends on the type of step up being applied (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

ANNUAL STEP UP: Beginning with the first contract anniversary, an increase of the GBA, RBA, GBP, RBP, ALP, and/or RALP values may be available. A step up does not create contract value, guarantee the performance of any investment option, or provide a benefit that can be withdrawn or paid upon death. Rather, a step up determines the current values of the GBA, RBA, GBP, RBP, ALP, and RALP, and may extend the payment period or increase the allowable payment.

The annual step up is subject to the following rules:

o The annual step up is available when the RBA or, if established, the ALP, would increase on the step up date.

o     Only one step up is allowed each contract year.

o If you take any withdrawals during the waiting period, any previously applied step ups will be reversed and the Annual step up will not be available until the third rider anniversary.

o If the application of the step up does not increase the rider charge, the annual step up will be automatically applied to your contract, and the step up date is the contract anniversary date.


------------------------------------------------------------------------------

60  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

o If the application of the step up would increase the rider charge, the annual step up is not automatically applied. Instead, you have the option to step up for 30 days after the contract anniversary. If you exercise the elective annual step up option, you will pay the rider charge in effect on the step up date. If you wish to exercise the elective annual step up option, we must receive a request from you or your investment professional. The step up date is the date we receive your request to step up. If your request is received after the close of business, the step up date will be the next valuation day.

o The ALP and RALP are not eligible for step ups until they are established. Prior to being established, the ALP and RALP values are both zero.

o Please note it is possible for the ALP and RALP to step up even if the RBA or GBA do not step up, and it is also possible for the RBA and GBA to step up even if the ALP or RALP do not step up.

The annual step up resets the GBA, RBA, GBP, RBP, ALP and RALP values as follows:

o The total RBA will be reset to the greater of the total RBA immediately prior to the step up date or the contract value on the step up date.

o The total GBA will be reset to the greater of the total GBA immediately prior to the step up date or the contract value on the step up date.

o The total GBP will be reset using the calculation as described above based on the increased GBA and RBA.

o     The total RBP will be reset as follows:

      (a) During the waiting period and prior to any withdrawals, the RBP will not be affected by the step up.

      (b) At any other time, the RBP will be reset as the increased GBP less all prior withdrawals made in the current contract year, but never less than zero.

o The ALP will be reset to the greater of the ALP immediately prior to the step up date or 6% of the contract value on the step up date.

o     The RALP will be reset as follows:

      (a) During the waiting period and prior to any withdrawals, the RALP will not be affected by the step up.

      (b) At any other time, the RALP will be reset as the increased ALP less all prior withdrawals made in the current contract year, but never less than zero.

SPOUSAL OPTION TO CONTINUE THE CONTRACT: If a surviving spouse elects to continue the contract, the Guarantor Withdrawal Benefit For Life(SM) rider also continues. When the spouse elects to continue the contract, any remaining waiting period is cancelled; the covered person will be re-determined and is the covered person referred to below; and the GBA, RBA, GBP, RBP, ALP and RALP values are affected as follows:

o     The GBA, RBA, and GBP values remain unchanged.

o The RBP is automatically reset to the GBP less all prior withdrawals made in the current contract year, but not less than zero.

o If the ALP has not yet been established and the new covered person has not yet reached age 65 as of the date of continuation -- the ALP will be established on the contract anniversary following the date the covered person reaches age 65 as the lesser of the RBA or the contract anniversary value, multiplied by 6%. The RALP will be established on the same date equal to the ALP.

o If the ALP has not yet been established but the new covered person is age 65 or older as of the date of continuation -- the ALP will be established on the date of continuation as the lesser of the RBA or the contract value, multiplied by 6%. The RALP will be established on the same date in an amount equal to the ALP less all prior partial withdrawals made in the current contract year, but will never be less than zero.

o If the ALP has been established but the new covered person has not yet reached age 65 as of the date of continuation -- the ALP and RALP will be automatically reset to zero for the period of time beginning with the date of continuation and ending with the contract anniversary following the date the covered person reaches age 65. At the end of this time period, the ALP will be reset to the lesser of the RBA or the anniversary contract value, multiplied by 6%, and the RALP will be reset to equal the ALP.

o If the ALP has been established and the new covered person is age 65 or older as of the date of continuation -- the ALP will be automatically reset to the lesser of the current ALP or 6% of the contract value on the date of continuation. The RALP will be reset to equal to the ALP less all prior withdrawals made in the current contract year, but never less than zero.

Please note that the lifetime withdrawal benefit amount may be reduced as a result of the change of covered person (see "Covered Person" heading above).

SPOUSAL CONTINUATION STEP UP: If a surviving spouse elects to continue the contract, another elective step up option becomes available. To exercise the step up, the spouse or the spouse's investment professional must submit a request within 30 days of the date of continuation. The step up date is the date we receive the spouse's request to step up. If the request is received after the close of business, the step up date will be the next valuation day. The GBA, RBA, GBP, RBP, ALP and RALP will be reset in the same fashion as the annual step up.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  61

The spousal continuation step up is subject to the following rules:

o If the spousal continuation step up option is exercised and we have increased the charge for the rider, the spouse will pay the charge that is in effect on the step up date.

IF CONTRACT VALUE REDUCES TO ZERO: If the contract value reduces to zero and the total RBA remains greater than zero, you will be paid in the following scenarios:

1) The ALP has not yet been established and the contract value is reduced to zero for any reason other than full withdrawal of the contract. In this scenario, you can choose to:

      (a)   receive the remaining schedule of GBPs until the RBA equals zero;
            or

      (b) wait until the rider anniversary following the date the covered person reaches age 65, and then receive the ALP annually until the latter of (i) the death of the covered person, or (ii) the RBA is reduced to zero.

      We will notify you of this option. If no election is made, the ALP will be paid.

2) The ALP has been established and the contract value reduces to zero as a result of fees or charges, or a withdrawal that is less than or equal to both the RBP and the RALP. In this scenario, you can choose to receive:

      (a)   the remaining schedule of GBPs until the RBA equals zero; or

      (b) the ALP annually until the latter of (i) the death of the covered person, or (ii) the RBA is reduced to zero.

      We will notify you of this option. If no election is made, the ALP will be paid.

3) The ALP has been established and the contract value falls to zero as a result of a withdrawal that is greater than the RALP but less than or equal to the RBP. In this scenario, the remaining schedule of GBPs will be paid until the RBA equals zero.

4) The ALP has been established and the contract value falls to zero as a result of a partial withdrawal that is greater than the RBP but less than or equal to the RALP. In this scenario, the ALP will be paid annually until the death of the covered person.

Under any of these scenarios:

o The annualized amounts will be paid to you in the frequency you elect. You may elect a frequency offered by us at the time payments begin. Available payment frequencies will be no less frequent than annually;

o     We will no longer accept additional purchase payments;

o     You will no longer be charged for the rider;

o     Any attached death benefit riders will terminate; and

o The death benefit becomes the remaining payments, if any, until the RBA is reduced to zero.

The Guarantor Withdrawal Benefit For Life(SM) rider and the contract will terminate under either of the following two scenarios:

o If the contract value falls to zero as a result of a withdrawal that is greater than both the RALP and the RBP. This is full withdrawal of the contract.

o If the contract value falls to zero as a result of a withdrawal that is greater than the RALP but less than or equal to the RBP, and the total RBA is reduced to zero.

AT DEATH: If the contract value is greater than zero, then the Guarantor Withdrawal Benefit For Life(SM) rider will terminate when the death benefit becomes payable (see "Benefits in Case of Death"). The beneficiary may elect to take the death benefit as a lump sum under the terms of the contract (see "Benefits in Case of Death") or the annuity payout option (see "Guarantor Withdrawal Benefit Annuity Payout Option" heading below).

If the contract value equals zero and the death benefit becomes payable, the following will occur:

o If the RBA is greater than zero and the owner has been receiving the GBP each year, the GBP will continue to be paid to the beneficiary until the RBA equals zero.

o If the covered person dies and the RBA is greater than zero and the owner has been receiving the ALP each year, the ALP will continue to be paid to the beneficiary until the RBA equals zero.

o If the covered person is still alive and the RBA is greater than zero and the owner has been receiving the ALP each year, the ALP will continue to be paid to the beneficiary until the later of the death of the covered person or the RBA equals zero.

o If the covered person is still alive and the RBA equals zero and the owner has been receiving the ALP each year, the ALP will continue to be paid to the beneficiary until the death of the covered person.

o If the covered person dies and the RBA equals zero, the benefit terminates. No further payments will be made.

------------------------------------------------------------------------------

62  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

CONTRACT OWNERSHIP CHANGE: If the contract changes ownership (see "Changing Ownership"), the covered person will be redetermined and is the covered person referred to below. The GBA, RBA, GBP, RBP values will remain unchanged. The ALP and RALP will be reset with an effective date as follows:

o If the ALP has not yet been established and the new covered person has not yet reached age 65 as of the ownership change date -- the ALP and the RALP will be established on the contract anniversary following the date the covered person reaches age 65. The ALP will be set equal to the lesser of the RBA or the anniversary contract value, multiplied by 6%. If the anniversary date occurs during the waiting period and prior to a withdrawal, the RALP will be set equal to the lesser of the ALP or total purchase payments multiplied by 6%. If the anniversary date occurs at any other time, the RALP will be set equal to the ALP.

o If the ALP has not yet been established but the new covered person is age 65 or older as of the ownership change date -- the ALP and the RALP will be established on the ownership change date. The ALP will be set equal to the lesser of the RBA or the contract value, multiplied by 6%. If the ownership change date occurs during the waiting period and prior to a withdrawal, the RALP will be set equal to the lesser of the ALP or total purchase payments multiplied by 6%. If the ownership change date occurs at any other time, the RALP will be set equal to the ALP less all prior withdrawals made in the current contract year but not less than zero.

o If the ALP has been established but the new covered person has not yet reached age 65 as of the ownership change date -- the ALP and the RALP will be reset to zero for the period of time beginning with the ownership change date and ending with the contract anniversary following the date the covered person reaches age 65. At the end of this time period, the ALP will be reset to the lesser of the RBA or the anniversary contract value, multiplied by 6%. If the time period ends during the waiting period and prior to any withdrawals, the RALP will be reset to equal the lesser of the ALP or total purchase payments multiplied by 6%. If the time period ends at any other time, the RALP will be reset to equal the ALP.

o If the ALP has been established and the new covered person is age 65 or older as of the ownership change date -- the ALP and the RALP will be reset on the ownership change date. The ALP will be reset to the lesser of the current ALP or 6% of the contract value. If the ownership change date occurs during the waiting period and prior to a withdrawal, the RALP will be reset to the lesser of the ALP or total purchase payments multiplied by 6%. If the ownership change date occurs at any other time, the RALP will be reset to equal the ALP less all prior withdrawals made in the current contract year but not less than zero.

Please note that the lifetime withdrawal benefit amount may be reduced as a result of the change of covered person (see "Covered Person" heading above).

GUARANTOR(SM) WITHDRAWAL BENEFIT -- ANNUITY PAYOUT OPTION: Several annuity payout plans are available under the contract. In addition to these annuity payout plans, a fixed annuity payout option is available under the Guarantor Withdrawal Benefit For Life(SM) rider.

Under this option the amount payable each year will be equal to the remaining schedule of GBPs, but the total amount paid over the life of the annuity will not exceed the current total RBA at the time you begin this fixed annuity payout option. These annualized amounts will be paid in the frequency that you elect. The frequencies will be among those offered by us at that time but will be no less frequent than annually. If, at the death of the owner, total payouts have been made for less than the RBA, the remaining payouts will be paid to the beneficiary (see "The Annuity Payout Period" and "Taxes").

This option may not be available if the contract is issued to qualify under
Section 403 or 408 of the Code, as amended. For such contracts, this option will be available only if the guaranteed payment period is less than the life expectancy of the owner at the time the option becomes effective. Such life expectancy will be computed under the mortality table we then use to determine current life annuity purchase rates under the contract to which this rider is attached.

This annuity payout option may also be elected by the beneficiary of a contract as a settlement option. Whenever multiple beneficiaries are designated under the contract, each such beneficiary's share of the proceeds if they elect this option will be in proportion to their applicable designated beneficiary percentage. Beneficiaries of nonqualified contracts may elect this settlement option subject to the distribution requirements of the contract. We reserve the right to adjust the future schedule of GBPs if necessary to comply with the Code.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  63

GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

The Guarantor(SM) Withdrawal Benefit rider is an optional benefit that you may select for an additional annual charge if:

o you purchase your contract on or after May 1, 2006(1) in those states where the Guarantor Withdrawal Benefit for Life(SM) rider is not available(2);

o you and the annuitant are 79 or younger on the date the contract is issued.

You must elect the Guarantor(SM) Withdrawal Benefit rider when you purchase your contract (original rider). This benefit may not be available in your state. The original rider you receive at contract issue offers an elective annual step-up and any withdrawal after a step up during the first three years is considered an excess withdrawal, as described below. The rider effective date of the original rider is the contract issue date.

We will offer you the option of replacing the original rider with a new Guarantor(SM) Withdrawal Benefit (enhanced rider), if available in your state. The enhanced rider offers an automatic annual step-up and a withdrawal after a step up during the first three years is not necessarily an excess withdrawal, as described below. The effective date of the enhanced rider will be the contract issue date except for the automatic step-up which will apply to contract anniversaries that occur after you accept the enhanced rider. The descriptions below apply to both the original and enhanced riders unless otherwise noted.

The Guarantor(SM) Withdrawal Benefit initially provides a guaranteed minimum withdrawal benefit that gives you the right to take limited partial withdrawals in each contract year that over time will total an amount equal to your purchase payments plus any purchase payment credits. Certain withdrawals and step ups, as described below, can cause the initial guaranteed withdrawal benefit to change. The guarantee remains in effect if your partial withdrawals in a contract year do not exceed the allowed amount. As long as your withdrawals in each contract year do not exceed the allowed amount, you will not be assessed a withdrawal charge. Under the original rider, the allowed amount is the Guaranteed Benefit Payment (GBP - the amount you may withdraw under the terms of the rider in each contract year, subject to certain restrictions prior to the third contract anniversary, as described below). Under the enhanced rider, the allowed amount is equal to 7% of purchase payments and purchase payment credits for the first three years, and the GBP in all other years.

If you withdraw an amount greater than the allowed amount in a contract year, we call this an "excess withdrawal" under the rider.

If you make an excess withdrawal under the rider:

o withdrawal charges, if applicable, will apply only to the amount of the withdrawal that exceeds the allowed amount;

o     the guaranteed benefit amount will be adjusted as described below; and

o     the remaining benefit amount will be adjusted as described below.

(1) The disclosures in this section also apply to contract owners who purchased this rider on or after April 29, 2005. In previous disclosures, we have referred to this rider as Rider A. We also offered an earlier version of this rider, previously referred to as Rider B. See Appendix H for information regarding Rider B which is no longer offered. See the rider attached to your contract for the actual terms of the benefit you purchased.

(2) Ask your investment professional if this rider is available in your state.

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge (see "Charges --Withdrawal Charge"). Market value adjustments, if applicable, will also be made (see "Guarantee Period Accounts (GPAs) -- Market Value Adjustment"). We pay you the amount you request. Any partial withdrawals you take under the contract will reduce the value of the death benefits(see "Benefits in Case of Death"). Upon full withdrawal of the contract, you will receive the remaining contract value less any applicable charges (see "Withdrawals").

Once elected, the Guarantor(SM) Withdrawal Benefit rider may not be cancelled and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero (described below) or annuity payouts begin. If you select the Guarantor(SM) Withdrawal Benefit rider, you may not select an Income Assurer Benefit(SM) rider or the Accumulation Protector Benefit(SM) rider. If you exercise the annual step up election (see "Elective Step Up" and "Annual Step Up" below), the special spousal continuation step up election (see "Spousal Continuation and Special Spousal Continuation Step Up" below) or change your Portfolio Navigator model portfolio, the rider charge may change (see "Charges").

You should consider whether the Guarantor(SM) Withdrawal Benefit is appropriate for you because:

o USE OF PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM REQUIRED: You must participate in the Portfolio Navigator program if you purchase a contract on or after May 1, 2006 with this rider (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). If you selected this Guarantor(SM) Withdrawal Benefit rider before May 1, 2006, you must participate in the asset allocation program (see "Making the Most of Your Contract -- Asset Allocation Program"), however, you may elect to participate in the Portfolio Navigator program after May 1, 2006. The Portfolio Navigator program and the asset allocation program limit your choice of subaccounts, one-year fixed account and GPAs (if available) to those that are in the model portfolio you select. This means you will not be able to allocate contract value to all of the subaccounts, GPAs or the one-year fixed account that are available under the contract to contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Asset Allocation Program and Portfolio Navigator Asset Allocation Program.");



------------------------------------------------------------------------------

64  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

o TAX CONSIDERATIONS FOR NON-QUALIFIED ANNUITIES: Withdrawals before age 59 1/2 may incur a 10% IRS early withdrawal penalty and may be considered taxable income;

o TAX CONSIDERATIONS FOR QUALIFIED ANNUITIES: Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). If you have a qualified annuity, you may need to take an RMD. If you make a withdrawal in any contract year to satisfy an RMD, this may constitute an excess withdrawal, as defined below, and the excess withdrawal procedures described below will apply. Under the terms of the enhanced rider, we allow you to satisfy the RMD based on the life expectancy RMD for your contract and the requirements of the Code and regulations in effect when you purchase your contract, without the withdrawal being treated as an excess withdrawal. It is our current administrative practice to make the same accommodation under the original rider, however, we reserve the right to discontinue our administrative practice and will give you 30 days' written notice of any such change. See Appendix I for additional information. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation;

o LIMITATIONS ON TSAS: Your right to take withdrawals is restricted if your contract is a TSA (see "TSA -- Special Withdrawal Provisions"). Therefore, the Guarantor(SM) Withdrawal Benefit rider may be of limited value to you. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation;

o LIMITATIONS ON PURCHASE PAYMENTS: We reserve the right to limit the cumulative amount of purchase payments.

o INTERACTION WITH THE TOTAL FREE AMOUNT (TFA) CONTRACT PROVISION: The TFA is the amount you are allowed to withdraw in each contract year without incurring a withdrawal charge (see "Charges -- Withdrawal Charge"). The TFA may be greater than GBP under this rider. Any amount you withdraw in a contract year under the contract's TFA provision that exceeds the GBP is subject to the excess withdrawal procedures for the GBA and RBA described below.

THE TERMS "GUARANTEED BENEFIT AMOUNT" AND "REMAINING BENEFIT AMOUNT" ARE DESCRIBED BELOW. EACH IS USED IN THE OPERATION OF THE GBP, THE RBP, THE ELECTIVE STEP UP, THE ANNUAL STEP UP, THE SPECIAL SPOUSAL CONTINUATION STEP UP AND THE GUARANTOR(SM) WITHDRAWAL BENEFIT ANNUITY PAYOUT OPTION.

GUARANTEED BENEFIT AMOUNT

The Guaranteed Benefit Amount (GBA) is equal to the initial purchase payment, plus any purchase payment credits, adjusted for subsequent purchase payments, any purchase payment credits, partial withdrawals in excess of the GBP, and step ups. The maximum GBA is $5,000,000.

The GBA is determined at the following times:

o At contract issue -- the GBA is equal to the initial purchase payment, plus any purchase payment credit;

o When you make additional purchase payments -- each additional purchase payment plus any purchase payment credit has its own GBA equal to the amount of the purchase payment plus any purchase payment credit. The total GBA when an additional purchase payment and purchase payment credit are added is the sum of the individual GBAs immediately prior to the receipt of the additional purchase payment, plus the GBA associated with the additional purchase payment;

o At step up -- (see "Elective Step Up" and "Annual Step Up" headings below).

o     When you make a partial withdrawal:

      a) and all of your withdrawals in the current contract year, including the current withdrawal, are less than or equal to the GBP -- the GBA remains unchanged. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups;

      b) and all of your withdrawals in the current contract year, including the current withdrawal, are greater than the GBP -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE GBA. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups:

      c) under the original rider in a contract year after a step up but before the third contract anniversary -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE GBA. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups:

GBA EXCESS WITHDRAWAL PROCEDURE

The total GBA will automatically be reset to the lesser of (a) the total GBA immediately prior to the withdrawal; or (b) the contract value immediately following the withdrawal. If there have been multiple purchase payments, each payment's GBA after the withdrawal will be reset to equal that payment's RBA after the withdrawal plus (a) times (b), where:

(a) is the ratio of the total GBA after the withdrawal less the total RBA after the withdrawal to the total GBA before the withdrawal less the total RBA after the withdrawal; and

(b) is each payment's GBA before the withdrawal less that payment's RBA after the withdrawal.



------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  65

REMAINING BENEFIT AMOUNT

The remaining benefit amount (RBA) at any point is the total guaranteed amount available for future partial withdrawals. The maximum RBA is $5,000,000.

The RBA is determined at the following times:

o At contract issue -- the RBA is equal to the initial purchase payment plus any purchase payment credit;

o When you make additional purchase payments -- each additional purchase payment plus any purchase payment credit has its own RBA equal to the amount of the purchase payment plus any purchase payment credit. The total RBA when an additional purchase payment and purchase payment credit are added is the sum of the individual RBAs immediately prior to the receipt of the additional purchase payment, plus the RBA associated with the additional payment;

o At step up -- (see "Elective Step Up" and "Annual Step Up" headings below).

o     When you make a partial withdrawal:

      a) and all of your withdrawals in the current contract year, including the current withdrawal, are less than or equal to the GBP -- the RBA becomes the RBA immediately prior to the partial withdrawal, less the partial withdrawal. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

      b) and all of your withdrawals in the current contract year, including the current withdrawal, are greater than the GBP -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE RBA. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

      c) under the original rider after a step up but before the third contract anniversary -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE RBA. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

RBA EXCESS WITHDRAWAL PROCEDURE

The RBA will automatically be reset to the lesser of (a) the contract value immediately following the withdrawal, or (b) the RBA immediately prior to the withdrawal, less the amount of the withdrawal.

If there have been multiple purchase payments, any reduction of the RBA will be taken out of each payment's RBA in the following manner:

The withdrawal amount up to the remaining benefit payment (defined below) is taken out of each RBA bucket in proportion to its remaining benefit payment at the time of the withdrawal; and the withdrawal amount above the remaining benefit payment and any amount determined by the excess withdrawal procedure are taken out of each RBA bucket in proportion to its RBA at the time of the withdrawal.

GUARANTEED BENEFIT PAYMENT

Under the original rider, the GBP is the amount you may withdraw under the terms of the rider in each contract year, subject to certain restrictions prior to the third anniversary (see "Elective Step Up" above). The GBP is equal to 7% of the GBA.

Under the enhanced rider, the GBP is the withdrawal amount that you are entitled to take each contract year after the third anniversary until the RBA is depleted. The GBP is the lesser of (a) 7% of the GBA; or (b) the RBA.

Under both the original and enhanced riders, if you withdraw less than the GBP in a contract year, there is no carry over to the next contract year.

REMAINING BENEFIT PAYMENT

Under the original rider, at the beginning of each contract year, the remaining benefit payment (RBP) is set as the lesser of (a) the GBP, or (b) the RBA.

Under the enhanced rider, at the beginning of each contract year, during the first three years and prior to any withdrawal, the RBP for each purchase payment is set equal to that purchase payment plus any purchase payment credit, multiplied by 7%. At the beginning of any other contract year, each individual RBP is set equal to each individual GBP.

Each additional purchase payment has its own RBP established equal to that payment's GBP. The total RBP is equal to the sum of the individual RBPs.

Whenever a partial withdrawal is made, the RBP equals the RBP immediately prior to the partial withdrawal less the amount of the partial withdrawal, but not less than zero.



------------------------------------------------------------------------------

66  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

ELECTIVE STEP UP (UNDER THE ORIGINAL RIDER ONLY)

You have the option to increase the RBA, the GBA, the GBP and the RBP beginning with the first contract anniversary. An annual elective step up option is available for 30 days after the contract anniversary. The elective step up option allows you to step up the remaining benefit amount and guaranteed benefit amount to the contract value on the valuation date we receive your written request to step up.

The elective step up is subject to the following rules:

o If you do not take any withdrawals during the first three contract years, you may step up annually beginning with the first contract anniversary;

o If you take any withdrawals during the first three contract years, the annual elective step up will not be available until the third contract anniversary;

o If you step up on the first or second contract anniversary but then take a withdrawal prior to the third contract anniversary, you will lose any prior step ups and the withdrawal will be considered an excess withdrawal subject to the GBA and RBA excess withdrawal procedures discussed under the "Guaranteed Benefit Amount" and "Remaining Benefit Amount" headings above; and

o You may take withdrawals on or after the third contract anniversary without reversal of previous step ups.

You may only step up if your contract value on the valuation date we receive your written request to step up is greater than the RBA. The elective step up will be determined as follows:

o The effective date of the elective step up is the valuation date we receive your written request to step up.

o The RBA will be increased to an amount equal to the contract value on the valuation date we receive your written request to step up.

o The GBA will be increased to an amount equal to the greater of (a) the GBA immediately prior to the elective step up; or (b) the contract value on the valuation date we receive your written request to step up.

o The GBP will be increased to an amount equal to the greater of (a) the GBP immediately prior to the elective step up; or (b) 7% of the GBA after the elective step up.

o The RBP will be increased to the lesser of (a) the RBA after the elective step up; or (b) the GBP after the elective step up less any withdrawals made during that contract year.

You may elect a step up only once each contract year within 30 days after the contract anniversary. Once a step up has been elected, another step up may not be elected until the next contract anniversary.

ANNUAL STEP UP (UNDER THE ENHANCED RIDER ONLY)

Beginning with the first contract anniversary after you accept the enhanced rider, an increase of the RBA, the GBA, the GBP and the RBP may be available. A step up does not create contract value, guarantee performance of any investment options, or provide a benefit that can be withdrawn or paid upon death. Rather, a step up determines the current values of the GBA, RBA, GBP, and RBP, and may extend the payment period or increase allowable payment.

The annual step up is subject to the following rules:

o The annual step up is available when the RBA would increase on the step up date. The applicable step up date depends on whether the annual step up is applied on an automatic or elective basis.

o If the application of the step does not increase the rider charge, the annual step up will be automatically applied to your contract and the step up date is the contract anniversary date.

o If the application of the step up would increase the rider charge, the annual step up is not automatically applied. Instead, you have the option to step up for 30 days after the contract anniversary. If you exercise the elective annual step up option, you will pay the rider charge in effect on the step up date. If you wish to exercise the elective annual step up option, we must receive a request from you or your investment professional. The step up date is the date we receive your request to step up. If your request is received after the close of business, the step up date will be the next valuation day.

o     Only one step up is allowed each contract year.

o If you take any withdrawals during the first three contract years, any previously applied step ups will be reversed and the annual step up will not be available until the third contract anniversary;

o You may take withdrawals on or after the third contract anniversary without reversal of previous step ups.



------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  67

The annual step up will be determined as follows:

o The RBA will be increased to an amount equal to the contract value on the step up date.

o The GBA will be increased to an amount equal to the greater of (a) the GBA immediately prior to the annual step up; or (b) the contract value on the step up date.

o The GBP will be calculated as described earlier, but based on the increased GBA and RBA.

o     The RBP will be reset as follows:

      (a) Prior to any withdrawals during the first three years, the RBP will not be affected by the step up.

      (b) At any other time, the RBP will be reset as the increased GBP less all prior withdrawals made during the current contract year, but never less than zero.

SPOUSAL CONTINUATION AND SPECIAL SPOUSAL CONTINUATION STEP UP

If a surviving spouse elects to continue the contract, this rider also continues. The spousal continuation step up is in addition to the elective step up or the annual step up.

A surviving spouse may elect a spousal continuation step up by written request within 30 days following the spouse's election to continue the contract. This step up may be made even if withdrawals have been taken under the contract during the first three years. Under this step up, the RBA will be reset to the greater of the RBA or the contract value on the valuation date we receive the spouse's written request to step up; the GBA will be reset to the greater of the GBA or the contract value on the same valuation date.

If a spousal continuation step up is elected and we have increased the charge for the rider for new contract owners, the spouse will pay the charge that is in effect on the valuation date we receive the written request to step up.

GUARANTOR(SM) WITHDRAWAL BENEFIT ANNUITY PAYOUT OPTION

Several annuity payout plans are available under the contract. In addition to these annuity payout plans, a fixed annuity payout option is available under the Guarantor(SM) Withdrawal Benefit.

Under this option the amount payable each year will be equal to the future schedule of GBPs, but the total amount paid over the life of the annuity will not exceed the current total RBA at the time you begin this fixed annuity option. These annualized amounts will be paid in the frequency that you elect. The frequencies will be among those offered by us at that time but will be no less frequent than annually. If, at the death of the owner, total payments have been made for less than the RBA, the remaining payments will be paid to the beneficiary (see "The Annuity Payout Period" and "Taxes").

This annuity payout option may also be elected by the beneficiary of a contract as a settlement option. Whenever multiple beneficiaries are designated under the contract, each such beneficiary's share of the proceeds if they elect this option will be in proportion to their applicable designated beneficiary percentage. Beneficiaries of nonqualified contracts may elect this settlement option subject to the distribution requirements of the contract. We reserve the right to adjust the future schedule of GBPs if necessary to comply with the Code.

IF CONTRACT VALUE REDUCES TO ZERO

If the contract value reduces to zero and the RBA remains greater than zero, the following will occur:

o     you will be paid according to the annuity payout option described above;

o     we will no longer accept additional purchase payments;

o     you will no longer be charged for the rider;

o     any attached death benefit riders will terminate; and

o the death benefit becomes the remaining payments under the annuity payout option described above.

If the contract value falls to zero and the RBA is depleted, the Guarantor(SM) Withdrawal Benefit rider and the contract will terminate. For an example, see Appendix J.



------------------------------------------------------------------------------

68  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

INCOME ASSURER BENEFIT(SM) RIDERS

There are three optional Income Assurer Benefit(SM) riders available under your contract:

o     Income Assurer Benefit(SM) - MAV;

o     Income Assurer Benefit(SM) - 5% Accumulation Benefit Base; or

o     Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit
      Base.

The Income Assurer Benefit(SM) riders are intended to provide you with a guaranteed minimum income regardless of the volatility inherent in the investments in the subaccounts. The riders benchmark the contract growth at each anniversary against several comparison values and set the guaranteed income benefit base (described below) equal to the largest value. The guaranteed income benefit base, less any applicable premium tax, is the value we apply to the guaranteed annuity purchase rates stated in Table B of the contract to calculate the minimum annuity payouts you will receive if you exercise the rider. If the guaranteed income benefit base is greater than the contract value, the guaranteed income benefit base may provide a higher annuity payout level than is otherwise available. However, the riders use guaranteed annuity purchase rates which may result in annuity payouts that are less than those using the annuity purchase rates that we may apply at annuitization under the standard contract provisions. Therefore, the level of income provided by the riders may be less than the contract otherwise provides. If the annuity payouts through the standard contract provisions are more favorable than the payouts available through the riders, you will receive the higher standard payout option. The guaranteed income benefit base does not create contract value or guarantee the performance of any investment option.

The general information in this section applies to each Income Assurer Benefit(SM) rider. This section is followed by a description of each specific Income Assurer Benefit(SM) rider and how it is calculated.

You should consider whether a Income Assurer Benefit(SM) rider is appropriate for you because:

o you must participate in the Portfolio Navigator program if you purchase a contract on or after May 1, 2006 with this rider (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). If you selected this rider before May 1, 2006, you must participate in the asset allocation program (see "Making the Most of Your Contract -- Asset Allocation Program"), however, you may elect to participate in the Portfolio Navigator program after May 1, 2006. The Portfolio Navigator program and the asset allocation program limit your choice of subaccounts, the one-year fixed account and GPAs (if available), to those that are in the asset allocation model you select. This means you will not be able to allocate contract value to all of the subaccounts, GPAs or the one-year fixed account that are available under the contract to other contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Asset Allocation Program" and "Portfolio Navigator Asset Allocation Program.");

o if you are purchasing the contract as a qualified annuity, such as an IRA, and you are planning to begin annuity payouts after the date on which minimum distributions required by the Code must begin, you should consider whether an Income Assurer Benefit(SM) is appropriate for you (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Partial withdrawals you take from the contract, including those used to satisfy RMDs, will reduce the guaranteed income benefit base (defined below), which in turn may reduce or eliminate the amount of any annuity payouts available under the rider. Consult a tax advisor before you purchase any Income Assurer Benefit(SM) rider with a qualified annuity;

o you must hold the Income Assurer Benefit(SM) for 10 years unless you elect to terminate the rider within 30 days following the first anniversary after the effective date of the rider;

o the 10-year waiting period may be restarted if you elect to change the model portfolio to one that causes the rider charge to increase (see "Charges -- Income Assurer Benefit(SM)");

o the Income Assurer Benefit(SM) rider terminates* on the contract anniversary after the annuitant's 86th birthday; and

o you can only exercise the Income Assurer Benefit(SM) within 30 days after a contract anniversary following the expiration of the 10-year waiting period.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the Income Assurer Benefit(SM) rider before this time, your benefits will continue according to the annuity payout plan you have selected.

If the Income Assurer Benefit(SM) rider is available in your state and the annuitant is 75 or younger at contract issue, you may choose this optional benefit at the time you purchase your contract for an additional charge. The amount of the charge is determined by the Income Assurer Benefit(SM) rider you select (see "Charges -- Income Assurer Benefit(SM) Rider Fee"). The effective date of the rider will be the contract issue date. The Accumulation Protector Benefit(SM), the Guarantor Withdrawal Benefit for Life(SM) and the Guarantor(SM) Withdrawal Benefit riders are not available with any Income Assurer Benefit(SM) rider. If the annuitant is between age 73 and age 75 at contract issue, you should consider whether a Income Assurer Benefit(SM) rider is appropriate for your situation because of the 10-year waiting period requirement. Be sure to discuss with your investment professional whether an Income Assurer Benefit(SM) rider is appropriate for your situation.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  69

HERE ARE SOME GENERAL TERMS THAT ARE USED TO DESCRIBE THE INCOME ASSURER BENEFIT(SM) RIDERS IN THE SECTIONS BELOW:

GUARANTEED INCOME BENEFIT BASE: The guaranteed income benefit base is the value that will be used to determine minimum annuity payouts when the rider is exercised. It is an amount we calculate, depending on the Income Assurer Benefit(SM) rider you choose, that establishes a benefit floor. When the benefit floor amount is greater than the contract value, there may be a higher annuitization payout than if you annuitized your contract without the Income Assurer Benefit(SM) rider. Your annuitization payout will never be less than that provided by your contract value.

EXCLUDED INVESTMENT OPTIONS: These investment options are listed in your contract under contract data and will include the RiverSource Variable Portfolio - Cash Management Fund and, if available under your contract, GPAs and the one-year fixed account. Excluded investment options are not used in the calculation of this riders' variable account floor for the Income Assurer Benefit(SM) - 5% Accumulation Benefit Base and the Income Assurer Benefit(SM)
- Greater of MAV or 5% Accumulation Benefit Base.

EXCLUDED PAYMENTS: These are purchase payments paid in the last five years before exercise of the benefit which we reserve the right to exclude from the calculation of the guaranteed income benefit base.

PROPORTIONATE ADJUSTMENTS FOR PARTIAL WITHDRAWALS: These are calculated as the product of (a) times (b) where:

(a) is the ratio of the amount of the partial withdrawal (including any withdrawal charges or MVA) to the contract value on the date of (but prior to) the partial withdrawal, and

(b)   is the benefit on the date of (but prior to) the partial withdrawal.

PROTECTED INVESTMENT OPTIONS: All investment options available under this contract that are not defined as excluded investment options under contract data are known as protected investment options for purposes of this rider and are used in the calculation of the variable account floor for the Income Assurer Benefit(SM) - 5% Accumulation Benefit Base and the Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base.

WAITING PERIOD: This rider can only be exercised after the expiration of a 10-year waiting period. We reserve the right to restart the waiting period if you elect to change your model portfolio to one that causes the rider charge to increase.

THE FOLLOWING ARE GENERAL PROVISIONS THAT APPLY TO EACH INCOME ASSURER BENEFIT(SM):

EXERCISING THE RIDER

Rider exercise conditions are:

o you may only exercise the Income Assurer Benefit(SM) rider within 30 days after any contract anniversary following the expiration of the waiting period;

o     the annuitant on the retirement date must be between 50 to 86 years old;
      and

o you can only take an annuity payment in one of the following annuity payout plans:

      Plan A  --  Life Annuity - No Refund;

      Plan B  --  Life Annuity with Ten or Twenty Years Certain;

      Plan D  --  Joint and Last Survivor Life Annuity - No Refund;

              -- Joint and Last Survivor Life Annuity with Twenty Years Certain; or

      Plan E  --  Twenty Years Certain

After the expiration of the waiting period, the Income Assurer Benefit(SM) rider guarantees a minimum amount of fixed annuity lifetime income during annuitization or the option of variable annuity payouts with a guaranteed minimum initial payout or a combination of the two options.

If your contract value falls to zero as the result of adverse market performance or the deduction of fees and/or charges at any time, the contract and all its riders, including this rider, will terminate without value and no benefits will be paid on account of such termination. Exception: if you are still living, and the annuitant is between 50 and 86 years old, an amount equal to the guaranteed income benefit base will be paid to you under the annuity payout plan and frequency that you select, based upon the fixed or variable annuity payouts described above. The guaranteed income benefit base will be calculated and annuitization will occur at the following times.

o If the contract value falls to zero during the waiting period, the guaranteed income benefit base will be calculated and annuitization will occur on the valuation date after the expiration of the waiting period, or when the annuitant attains age 50 if later.

o If the contract value falls to zero after the waiting period, the guaranteed income benefit base will be calculated and annuitization will occur immediately, or when the annuitant attains age 50 if later.


------------------------------------------------------------------------------

70  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

Fixed annuity payouts under this rider will occur at the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" with 100% Projection Scale G and a 2.0% interest rate for contracts purchased on or after May 1, 2006 and, if available in your state.(1) These are the same rates used in Table B of the contract (see "The Annuity Payout Period -- Annuity Tables"). Your annuity payouts remain fixed for the lifetime of the annuity payout period.

First year variable annuity payouts are calculated in the same manner as fixed annuity payouts. Once calculated, your variable annuity payouts remain unchanged for the first year. After the first year, subsequent annuity payouts are variable and depend on the performance of the subaccounts you select. Variable annuity payouts after the first year are calculated using the following formula:

  Pt-1 (1 + i)
  ------------  = Pt
      1.05

      Pt-1 = prior annuity payout

      Pt   = current annuity payout

      i    = annualized subaccount performance

Each subsequent variable annuity payout could be more or less than the previous variable annuity payout if the subaccount investment performance is greater or less than the 5% assumed investment rate. If your subaccount performance equals 5%, your variable annuity payout will be unchanged from the previous variable annuity payout. If your subaccount performance is in excess of 5%, your variable annuity payout will increase from the previous variable annuity payout. If your subaccount investment performance is less than 5%, your variable annuity payout will decrease from the previous variable annuity payout.

(1) For all other contracts, the guaranteed annuity purchase rates are based on the "1983 Individual Annuitant Mortality Table A" with 100% Projection Scale G and a 2.0% interest rate.

TERMINATING THE RIDER

Rider termination conditions are:

o you may terminate the rider within 30 days following the first anniversary after the effective date of the rider;

o you may terminate the rider any time after the expiration of the waiting period;

o the rider will terminate on the date you make a full withdrawal from the contract, or annuitization begins, or on the date that a death benefit is payable; and

o the rider will terminate* on the contract anniversary after the annuitant's 86th birthday.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the Income Assurer Benefit(SM) rider before this time, your benefits will continue according to the annuity payout plan you have selected.

YOU MAY SELECT ONE OF THE INCOME ASSURER BENEFIT(SM) RIDERS DESCRIBED BELOW:

INCOME ASSURER BENEFIT(SM) - MAV

The guaranteed income benefit base for the Income Assurer Benefit(SM) - MAV is the greater of these three values:

1.    contract value; or

2. the total purchase payments made to the contract minus proportionate adjustments for partial withdrawals; or

3.    the maximum anniversary value.

MAXIMUM ANNIVERSARY VALUE (MAV) -- is zero prior to the first contract anniversary after the effective date of the rider. On the first contract anniversary after the effective date of the rider, we set the MAV as the greater of these two values:

(a)   current contract value; or

(b) total payments made to the contract minus proportionate adjustments for partial withdrawals.

Thereafter, we increase the MAV by any additional purchase payments and reduce the MAV by proportionate adjustments for partial withdrawals. Every contract anniversary after that prior to the earlier of your or the annuitant's 81st birthday, we compare the MAV to the current contract value and we reset the MAV to the higher amount.

IF WE EXERCISE OUR RIGHT TO NOT REFLECT EXCLUDED PAYMENTS IN THE CALCULATION OF THE GUARANTEED INCOME BENEFIT BASE, WE WILL CALCULATE THE GUARANTEED INCOME BENEFIT BASE AS THE GREATEST OF THESE THREE VALUES:

1.    contract value less the market value adjusted excluded payments; or

2. total purchase payments, less excluded payments, less proportionate adjustments for partial withdrawals; or

3.    the MAV, less market value adjusted excluded payments.

MARKET VALUE ADJUSTED EXCLUDED PAYMENTS are calculated as the sum of each excluded purchase payment multiplied by the ratio of the current contract value over the estimated contract value on the anniversary prior to such purchase payment. The estimated contract value at such anniversary is calculated by assuming that payments, and partial withdrawals occurring in a contract year take place at the beginning of the year for that anniversary and every year after that to the current contract year.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  71

INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION BENEFIT BASE

The guaranteed income benefit base for the Income Assurer Benefit - 5% Accumulation Benefit Base is the greater of these three values:

1.    contract value; or

2. the total purchase payments made to the contract minus proportionate adjustments for partial withdrawals; or

3.    the 5% variable account floor.

5% VARIABLE ACCOUNT FLOOR -- is equal to the contract value in the excluded investment options plus the variable account floor. The Income Assurer Benefit(SM) 5% variable account floor is calculated differently and is not the same value as the death benefit 5% variable account floor.

The variable account floor is zero from the effective date of this rider and until the first contract anniversary after the effective date of this rider. On the first contract anniversary after the effective date of this rider the variable account floor is:

o the total purchase payments made to the protected investment options minus adjusted partial withdrawals and transfers from the protected investment options; plus

o an amount equal to 5% of your initial purchase payment allocated to the protected investment options.

On any day after the first contract anniversary following the effective date of this rider, when you allocate additional purchase payments to or withdraw or transfer amounts from the protected investment options, we adjust the variable account floor by adding the additional purchase payment and subtracting adjusted withdrawals and adjusted transfers. On each subsequent contract anniversary after the first anniversary of the effective date of this rider, prior to the earlier of your or the annuitant's 81st birthday, we increase the variable account floor by adding the amount ("roll-up amount") equal to 5% of the prior contract anniversary's variable account floor.

The amount of purchase payments withdrawn from or transferred between the excluded investment options and the protected investment options is calculated as (a) times (b) where:

(a) is the amount of purchase payments in the investment options being withdrawn or transferred on the date of but prior to the current withdrawal or transfer; and

(b) is the ratio of the amount of the transfer or withdrawal to the value in the investment options being withdrawn or transferred on the date of (but prior to) the current withdrawal or transfer.

The roll-up amount prior to the first anniversary is zero. Also, the roll-up amount on every anniversary after the earlier of your or the annuitant's 81st birthday is zero.

Adjusted withdrawals and adjusted transfers for the variable account floor are equal to the amount of the withdrawal or transfer from the protected investment options as long as the sum of the withdrawals and transfers from the protected investment options in a contract year do not exceed the roll-up amount from the prior contract anniversary.

If the current withdrawal or transfer from the protected investment options plus the sum of all prior withdrawals and transfers made from the protected investment options in the current policy year exceeds the roll-up amount from the prior contract anniversary we will calculate the adjusted withdrawal or adjusted transfer for the variable account floor as the result of (a) plus [(b) times (c)] where:

(a) is the roll-up amount from the prior contract anniversary less the sum of any withdrawals and transfers made from the protected investment options in the current policy year but prior to the current withdrawal or transfer. However, (a) can not be less than zero; and

(b) is the variable account floor on the date of (but prior to) the current withdrawal or transfer from the protected investment options less the value from (a); and

(c) is the ratio of [the amount of the current withdrawal (including any withdrawal charges or MVA) or transfer from the protected investment options less the value from (a)] to [the total in the protected Investment options on the date of (but prior to) the current withdrawal or transfer from the protected investment options less the value from
      (a)].

IF WE EXERCISE OUR RIGHT TO NOT REFLECT EXCLUDED PAYMENTS IN THE CALCULATION OF THE GUARANTEED INCOME BENEFIT BASE, WE WILL CALCULATE THE GUARANTEED INCOME BENEFIT BASE AS THE GREATEST OF THESE THREE VALUES:

1. contract value less the market value adjusted excluded payments (described above); or

2. total purchase payments, less excluded payments, less proportionate adjustments for partial withdrawals; or

3.    the 5% variable account floor, less 5% adjusted excluded payments.

5% ADJUSTED EXCLUDED PAYMENTS are calculated as the sum of each excluded payment accumulated at 5% for the number of full contract years they have been in the contract.


------------------------------------------------------------------------------

72  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION BENEFIT BASE

The guaranteed income benefit base for the Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base is the greater of these four values:

1.    the contract value;

2. the total purchase payments made to the contract minus proportionate adjustments for partial withdrawals;

3.    the MAV (described above); or

4.    the 5% variable account floor (described above).

IF WE EXERCISE OUR RIGHT TO NOT REFLECT EXCLUDED PAYMENTS IN THE CALCULATION OF THE GUARANTEED INCOME BENEFIT BASE, WE WILL CALCULATE THE GUARANTEED INCOME BENEFIT BASE AS THE GREATEST OF:

1. contract value less the market value adjusted excluded payments (described above);

2. total purchase payments, less excluded payments, less proportionate adjustments for partial withdrawals;

3.    the MAV, less market value adjusted excluded payments (described above);
      or

4. the 5% variable account floor, less 5% adjusted excluded payments (described above).

For an example of how benefits under each Income Assurer Benefit(SM) are calculated, see Appendix K.

OPTIONAL DEATH BENEFITS

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER (BENEFIT PROTECTOR(SM))

The Benefit Protector(SM) is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector(SM) provides reduced benefits if you or the annuitant are 70 or older at the rider effective date and it does not provide any additional benefit before the first rider anniversary.

If this rider is available in your state and both you and the annuitant are 75 or younger at contract issue, you may choose to add the Benefit Protector(SM) to your contract. You must elect the Benefit Protector(SM) at the time you purchase your contract and your rider effective date will be the contract issue date. You may not select this rider if you select the Benefit Protector(SM) Plus, the 5% Accumulation Death Benefit or Enhanced Death Benefit.

Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Since the benefit paid by the rider is determined by the amount of earnings at death, the amount of the benefit paid may be reduced as a result of taking RMDs. Be sure to discuss with your investment professional and tax advisor whether or not the Benefit Protector(SM) is appropriate for your situation.

The Benefit Protector(SM) provides that if you or the annuitant die after the first contract anniversary, but before annuity payouts begin, and while this contract is in force, we will pay the beneficiary:

o     the applicable death benefit, plus:

o 40% of your earnings at death if you and the annuitant were under age 70 on the rider effective date, up to a maximum of 100% of purchase payments not previously withdrawn that are one or more years old; or

o 15% of your earnings at death if you or the annuitant were 70 or older on the rider effective date, up to a maximum of 37.5% of purchase payments not previously withdrawn that are one or more years old.

EARNINGS AT DEATH: For purposes of the Benefit Protector(SM) and Benefit Protector(SM) Plus riders, this is an amount equal to the applicable death benefit minus purchase payments not previously withdrawn. The earnings at death may not be less than zero and may not be more than 250% of the purchase payments not previously withdrawn that are one or more years old.

TERMINATING THE BENEFIT PROTECTOR(SM)

o You may terminate the rider within 30 days of the first rider anniversary.

o You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.

o The rider will terminate when you make a full withdrawal from the contract or when annuity payouts begin.

IF YOUR SPOUSE IS THE SOLE BENEFICIARY and you die before the retirement date, your spouse may keep the contract as owner. Your spouse and the new annuitant will be subject to all the limitations and restrictions of the rider just as if they were purchasing a new contract. If your spouse and the new annuitant do not qualify for the rider on the basis of age we will terminate the rider. If they do qualify for the rider on the basis of age we will set the contract value equal to the death benefit that would otherwise have been paid and we will substitute this new contract value on the date of death for "purchase payments not previously withdrawn" used in calculating earnings at death. Your spouse also has the option of discontinuing the Benefit Protector(SM) Death Benefit Rider within 30 days of the date they elect to continue the contract.

For an example, see Appendix L.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  73

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR(SM) PLUS)

The Benefit Protector(SM) Plus is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector(SM) Plus provides reduced benefits if you or the annuitant are 70 or older at the rider effective date. It does not provide any additional benefit before the first rider anniversary and it does not provide any benefit beyond what is offered under the Benefit Protector(SM) rider during the second rider year.

If this rider is available in your state and both you and the annuitant are 75 or younger at contract issue, you may choose to add the Benefit Protector(SM) Plus to your contract. You must elect the Benefit Protector(SM) Plus at the time you purchase your contract and your rider effective date will be the contract issue date. This rider is available only for transfers, exchanges or rollovers from another annuity or life insurance policy. You may not select this rider if you select the Benefit Protector(SM), the 5% Accumulation Death Benefit or the Enhanced Death Benefit.

Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Since the benefit paid by the rider is determined by the amount of earnings at death, the amount of the benefit paid may be reduced as a result of taking RMDs. Be sure to discuss with your investment professional and tax advisor whether or not the Benefit Protector(SM) Plus is appropriate for your situation.

The Benefit Protector(SM) Plus provides that if you or the annuitant die after the first contract anniversary, but before annuity payouts begin, and while this contract is in force, we will pay the beneficiary:

o the benefits payable under the Benefit Protector(SM) described above, plus:

o a percentage of purchase payments made within 60 days of contract issue not previously withdrawn as follows:

                           PERCENTAGE IF YOU AND THE ANNUITANT ARE              PERCENTAGE IF YOU OR THE ANNUITANT ARE
CONTRACT YEAR              UNDER AGE 70 ON THE RIDER EFFECTIVE DATE             70 OR OLDER ON THE RIDER EFFECTIVE DATE
One and Two                                   0%                                                    0%
Three and Four                               10%                                                 3.75%
Five or more                                 20%                                                  7.5%

Another way to describe the benefits payable under the Benefit Protector(SM) Plus rider is as follows:

o     the applicable death benefit, plus:

                 IF YOU AND THE ANNUITANT ARE UNDER                             IF YOU OR THE ANNUITANT ARE AGE 70
CONTRACT YEAR    AGE 70 ON THE RIDER EFFECTIVE DATE, ADD ...                    OR OLDER ON THE RIDER EFFECTIVE DATE, ADD ...
One              Zero                                                           Zero
Two              40% x earnings at death (see above)                            15% x earnings at death
Three and Four   40% x (earnings at death + 25% of initial purchase payment*)   15% x (earnings at death + 25% of initial purchase
                                                                                payment*)
Five or more     40% x (earnings at death + 50% of initial purchase payment*)   15% x (earnings at death + 50% of initial purchase
                                                                                payment*)

* Initial purchase payments are payments made within 60 days of contract issue not previously withdrawn.

TERMINATING THE BENEFIT PROTECTOR(SM) PLUS

o You may terminate the rider within 30 days of the first rider anniversary.

o You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.

o The rider will terminate when you make a full withdrawal from the contract or when annuity payouts begin.

IF YOUR SPOUSE IS SOLE BENEFICIARY and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. We will then terminate the Benefit Protector(SM) Plus and substitute the applicable death benefit (see "Benefits in Case of Death").

For an example, see Appendix M.


------------------------------------------------------------------------------

74  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

THE ANNUITY PAYOUT PERIOD

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. We do not deduct any withdrawal charges under the payout plans listed below, except under annuity payout Plan E.

You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your retirement date (less any applicable premium tax). If you select a variable annuity payout, we reserve the right to limit the number of subaccounts in which you may invest. The GPAs are not available during this payout period.

AMOUNTS OF FIXED AND VARIABLE PAYOUTS DEPEND ON:

o     the annuity payout plan you select;

o     the annuitant's age and, in most cases, sex;

o     the annuity table in the contract; and

o     the amounts you allocated to the accounts at settlement.

In addition, for variable annuity payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate.

For information with respect to transfers between accounts after annuity payouts begin, (see "Making the Most of Your Contract -- Transfer policies").

ANNUITY TABLES

The annuity tables in your contract (Table A and Table B) show the amount of the monthly payouts for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.)

Table A shows the amount of the first monthly variable annuity payout assuming that the contract value is invested at the beginning of the annuity payout period and earns a 5% rate of return, which is reinvested and helps to support future payouts. If you ask us at least 30 days before the retirement date, we will substitute an annuity table based on an assumed 3.5% investment rate for the 5% Table A in the contract. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. For example, annuity payouts will increase if the investment return is above the assumed investment rate and payouts will decrease if the return is below the assumed investment rate. Using a 5% assumed interest rate results in a higher initial payment, but later payouts will increase more slowly when annuity unit values rise and decrease more rapidly when they decline.

Table B shows the minimum amount of each fixed annuity payout. We declare current payout rates that we use in determining the actual amount of your fixed annuity payout. The current payout rates will equal or exceed the guaranteed payout rates shown in Table B. We will furnish these rates to you upon request.

ANNUITY PAYOUT PLANS

You may choose an annuity payout plan by giving us written instructions at least 30 days before contract values are used to purchase the payout plan. Generally, you may select one of the Plans A through E below or another plan agreed to by us. Some of the annuity payout plans may not be available if you have selected the Income Assurer Benefit(SM) rider.

o PLAN A - LIFE ANNUITY -- NO REFUND: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we made only one monthly payout, we will not make any more payouts.

o PLAN B - LIFE ANNUITY WITH FIVE, TEN, 15 OR 20 YEARS CERTAIN (under the Income Assurer Benefit(SM) rider: you may select life annuity with ten or 20 years certain): We make monthly payouts for a guaranteed payout period of five, ten, 15 or 20 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the retirement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

o PLAN C - LIFE ANNUITY -- INSTALLMENT REFUND (not available under the Income Assurer Benefit(SM) rider): We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  75

o     PLAN D

      - JOINT AND LAST SURVIVOR LIFE ANNUITY -- NO REFUND: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

      - JOINT AND LAST SURVIVOR LIFE ANNUITY WITH 20 YEARS CERTAIN: We make monthly annuity payouts during the lifetime of the annuitant and joint annuitant. When either the annuitant or joint annuitant dies, we will continue to make monthly payouts during the lifetime of the survivor. If the survivor dies before we have made payouts for 20 years, we continue to make payouts to the named beneficiary for the remainder of the 20-year period which begins when the first annuity payout is made.

o PLAN E - PAYOUTS FOR A SPECIFIED PERIOD: We make monthly payouts for a specific payout period of ten to 30 years that you elect (under the Income Assurer Benefit(SM) rider, you may elect a payout period of 20 years only). We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. (Exception: If you have an Income Assurer Benefit(SM) rider and elect this annuity payout plan based on the Guaranteed Income Benefit Base, a lump sum payout is unavailable.) We determine the present value of the remaining annuity payouts which are assumed to remain level at the initial payout. The discount rate we use in the calculation will vary between 6.30% and 7.80% depending on the mortality and expense risk charge and the applicable assumed investment rate. (See "Charges -- Withdrawal charge under Annuity Payout Plan E.") You can also take a portion of the discounted value once a year. If you do so, your monthly payouts will be reduced by the proportion of your withdrawal to the full discounted value. A 10% IRS penalty tax could apply if you take a withdrawal. (See "Taxes.").

o GUARANTOR(SM) WITHDRAWAL BENEFIT - ANNUITY PAYOUT OPTION (AVAILABLE ONLY UNDER CONTRACTS WITH THE GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) OR GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER): The Guarantor(SM) Withdrawal Benefit fixed annuity payout option is an alternative to the above annuity payout plans. This option may not be available if the contract is a qualified annuity. For such contracts, this option will be available only if the guaranteed payment period is less than the life expectancy of the owner at the time the option becomes effective. Such life expectancy will be computed using a life expectancy table published by the IRS. Under this option, the amount payable each year will be equal to the remaining schedule of GBPs, but the total amount paid over the life of the annuity will not exceed the total RBA at the time you begin this fixed payout option (see "Optional Benefits -- Guarantor Withdrawal Benefit for Life Rider" or "Optional Benefits -- Guarantor(SM) Withdrawal Benefit Rider"). These annualized amounts will be paid in the frequency that you elect. The frequencies will be among those offered by us at the time but will be no less frequent than annually. If, at the death of the owner, total payouts have been made for less than the RBA, the remaining payout will be paid to the beneficiary.

ANNUITY PAYOUT PLAN REQUIREMENTS FOR QUALIFIED ANNUITIES: If your contract is a qualified annuity, you must select a payout plan as of the retirement date set forth in your contract. You have the responsibility for electing a payout plan under your contract that complies with applicable law. Your contract describes your payout plan options. The options will generally meet certain IRS regulations governing RMDs if the payout plan meets the incidental distribution benefit requirements, if any, and the payouts are made:

o in equal or substantially equal payments over a period not longer than your life or over the joint life of you and your designated beneficiary; or

o in equal or substantially equal payments over a period not longer than your life expectancy, or over the joint life expectancy of you and your designated beneficiary; or

o over a period certain not longer than the life expectancy or over the joint life expectancy of you and your designated beneficiary.

IF WE DO NOT RECEIVE INSTRUCTIONS: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed.

IF MONTHLY PAYOUTS WOULD BE LESS THAN $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum or to change the frequency of the payouts.

DEATH AFTER ANNUITY PAYOUTS BEGIN: If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.


------------------------------------------------------------------------------

76  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

TAXES

Generally, under current law, your contract has a tax-deferral feature. This means any increase in the value of the GPAs, one-year fixed account, the DCA fixed account and/or subaccounts in which you invest is taxable to you only when you receive a payout or withdrawal (see detailed discussion below). Any portion of the annuity payouts and any withdrawals you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements. We will send you a tax information reporting form for any year in which we made a distribution according to our records.

NONQUALIFIED ANNUITIES

Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.

ANNUITY PAYOUTS: Generally, a portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. Under Annuity Payout Plan A:
Life annuity - no refund, where the annuitant dies before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the owner for the last taxable year. Under all other annuity payout plans, where the annuity payouts end before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the taxpayer for the tax year in which the payouts end. (See "The Annuity Payout Period -- Annuity Payout Plans.") All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

WITHDRAWALS: If you withdraw part of your nonqualified annuity before your annuity payouts begin, your withdrawal will be taxed to the extent that the contract value immediately before the withdrawal exceeds your investment.

If you withdraw all of your nonqualified annuity before annuity payouts begin, your withdrawal will be taxed to the extent that the withdrawal value immediately before the withdrawal exceeds the investment in the contract.

You also may have to pay a 10% IRS penalty for withdrawals of taxable income you make before reaching age 59 1/2 unless certain exceptions apply.

WITHHOLDING: If you receive taxable income as a result of an annuity payout or withdrawal, including withdrawals under the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor Withdrawal Benefit(SM) rider, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver payment outside the United States and/or you are a non-resident alien.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from the payment.

DEATH BENEFITS TO BENEFICIARIES: The death benefit under a contract is not exempt from estate or income taxes. Any amount your beneficiary receives that represents deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments. Payments made upon the death of the annuitant may be subject to the 10% penalty.

ANNUITIES OWNED BY CORPORATIONS, PARTNERSHIPS OR TRUSTS: For nonqualified annuities, any annual increase in the value of annuities held by such entities (nonnatural persons) generally will be treated as ordinary income received during that year. However, if the trust was set up for the benefit of a natural person only, the income will generally remain tax-deferred.

PENALTIES: If you receive amounts from your nonqualified annuity before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o because of your death or in the event of non-natural ownership, the death of the annuitant;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o     if it is allocable to an investment before Aug. 14, 1982; or

o     if annuity payouts begin before the first contract anniversary.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  77

TRANSFER OF OWNERSHIP: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be treated as a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer. In general, this rule does not apply to transfers between spouses or former spouses. Please consult your tax advisor for further details.

COLLATERAL ASSIGNMENT: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal and you may have to pay a 10% IRS penalty.

QUALIFIED ANNUITIES

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan's Summary Plan Description, your IRA disclosure statement, or consult a tax advisor for additional information about the distribution rules applicable to your situation.

When you use your contract to fund a retirement plan or IRA that is already tax-deferred under the Code, the contract will not provide any necessary or additional tax deferral. If your contract is used to fund an employer sponsored plan, your right to benefits may be subject to the terms and conditions of the plan regardless of the terms of the contract.

ANNUITY PAYOUTS: Under a qualified annuity, except a Roth IRA, the entire payout generally is includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA.

ANNUITY PAYOUTS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and meet the five year holding period.

WITHDRAWALS: Under a qualified annuity, except a Roth IRA, the entire withdrawal will generally be includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA.

WITHDRAWALS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and met the five year holding period.

REQUIRED MINIMUM DISTRIBUTIONS: Retirement plans are subject to required withdrawals called required minimum distributions ("RMDs") beginning at age
70 1/2. In addition, a new tax regulation, effective for RMDs calculated in 2006 and after, may cause the RMDs for some contracts with certain death benefits and optional riders to increase. RMDs may reduce the value of certain death benefits and optional benefits. You should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.

WITHHOLDING FOR IRAS, ROTH IRAS AND SEPS: If you receive taxable income as a result of an annuity payout or a withdrawal, including withdrawals under the Guarantor Withdrawal Benefit for Life(SM) or the Guarantor Withdrawal Benefit(SM) rider, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full surrender) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver payment outside the United States and/or you are a non-resident alien.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from the payment.


------------------------------------------------------------------------------

78  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

WITHHOLDING FOR ALL OTHER QUALIFIED ANNUITIES: If you receive directly all or part of the contract value from a qualified annuity (except an IRA, Roth IRA or SEP), mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payout is made from the plan. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. This mandatory withholding will not be imposed if:

o instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;

o the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more;

o     the payout is a RMD as defined under the Code;

o     the payout is made on account of an eligible hardship; or

o     the payout is a corrective distribution.

Payments made to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.

State withholding also may be imposed on taxable distributions.

PENALTIES: If you receive amounts from your qualified contract before reaching age 59 1/2, you may have to pay a 10% penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o     because of your death,

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o if the distribution is made following severance from employment during the calendar year in which you attain age 55 (TSAs only); or

o     to pay certain medical or education expenses (IRAs only).

DEATH BENEFITS TO BENEFICIARIES: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he/she receives the payments from the qualified annuity. If you made non-deductible contributions to a traditional IRA, the portion of any distribution from the contract represents after-tax contributions is not taxable as ordinary income to your beneficiary. You are responsible for keeping all records tracking your non-deductible contributions to an IRA. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met.

SPECIAL CONSIDERATIONS IF YOU SELECT EITHER THE MAV DEATH BENEFIT, 5% ACCUMULATION DEATH BENEFIT, ENHANCED DEATH BENEFIT, ACCUMULATION PROTECTOR BENEFIT(SM), GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM), GUARANTOR(SM) WITHDRAWAL BENEFIT, INCOME ASSURER BENEFIT(SM), BENEFIT PROTECTOR(SM) OR BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDERS: As of the date of this prospectus, we believe that charges related to these riders are not subject to current taxation. Therefore, we will not report these charges as partial withdrawals from your contract. However, the IRS may determine that these charges should be treated as partial withdrawals subject to taxation to the extent of any gain as well as the 10% tax penalty for withdrawals before the age of 59 1/2, if applicable.

We reserve the right to report charges for these riders as partial withdrawals if we, as a withholding and reporting agent, believe that we are required to report them. In addition, we will report any benefits attributable to these riders on the death of you or the annuitant as an annuity death benefit distribution, not as proceeds from life insurance.

COLLATERAL ASSIGNMENT: You may not collaterally assign or pledge your qualified contract.

IMPORTANT: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.


RIVERSOURCE LIFE'S TAX STATUS: We are taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the fund in which each subaccount invests and becomes part of that subaccount's value. This investment income, including realized capital gains, is not taxed to us, and therefore no charge is made against the subaccounts for federal income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable annuities.


TAX QUALIFICATION: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  79

VOTING RIGHTS

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o     the reserve held in each subaccount for your contract; divided by

o     the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.

SUBSTITUTION OF INVESTMENTS

We may substitute the funds in which the subaccounts invest if:

o     laws or regulations change;

o     the existing funds become unavailable; or

o     in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute a fund currently listed in this prospectus (existing fund) for another fund (new fund). The new fund may have higher fees and/or operating expenses than the existing fund. Also, the new fund may have investment objectives and policies and/or investment advisers which differ from the existing fund.

We may also:

o     add new subaccounts;

o     combine any two or more subaccounts;

o     transfer assets to and from the subaccounts or the variable account; and

o     eliminate or close any subaccounts.

We will notify you of any substitution or change. If we notify you that a subaccount will be eliminated or closed, you will have a certain period of time to tell us where to reallocate purchase payments or contract value currently allocated to that subaccount. If we do not receive your reallocation instructions by the due date, we automatically will reallocate to the subaccount investing in the RiverSource Variable Portfolio - Cash Management Fund. You may then transfer this reallocated amount in accordance with the transfer provisions of your contract (see "Transferring Between Accounts" above).

In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments.


------------------------------------------------------------------------------

80  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

ABOUT THE SERVICE PROVIDERS

PRINCIPAL UNDERWRITER


RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as the principal underwriter and general distributor of the contract. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.


SALES OF THE CONTRACT

o Only securities broker-dealers ("selling firms") registered with the SEC and members of the NASD may sell the contract.


o The contracts are continuously offered to the public through authorized selling firms. We and RiverSource Distributors have a sales agreement with the selling firm to offer the contracts to the public. We agree to pay the selling firm (or an affiliated insurance agency) for contracts its investment professionals sell. The selling firm may be required to return sales commissions under certain circumstances including but not limited to when contracts are returned under the free look period.


PAYMENTS WE MAKE TO SELLING FIRMS

o We may use compensation plans which vary by selling firm. For example, some of these plans pay selling firms a commission of up to 8.0% each time a purchase payment is made. Other plans pay selling firms a smaller commission on purchase payments, and then pay on-going commissions ("trail commissions"). We may pay trail commissions of up to 1.00% of the contract value. We do not pay or withhold payment of commissions based on which investment options you select.

o We may pay selling firms a temporary additional sales commission of up to 1% of purchase payments for a period of time we select. For example, we may offer to pay a temporary additional sales commission to get selling firms to market a new or enhanced contract or to increase sales during the period.

o In addition to commissions, we may, in order to promote sales of the contracts, and as permitted by applicable laws and regulation, pay or provide selling firms with other promotional incentives in cash, credit or other compensation. We generally (but may not) offer these promotional incentives to all selling firms.The terms of such arrangements differ between selling firms. These promotional incentives may include but are not limited to:

      o sponsorship of marketing, educational, due diligence and compliance meetings and conferences we or the selling firm may conduct for investment professionals, including subsidy of travel, meal, lodging, entertainment and other expenses related to these meetings;

      o marketing support related to sales of the contract including for example, the creation of marketing materials, advertising and newsletters;

      o     providing service to contract owners; and,

      o funding other events sponsored by a selling firm that may encourage the selling firm's investment professionals to sell the contract.

These promotional incentives or reimbursements may be calculated as a percentage of the selling firm's aggregate, net or anticipated sales and/or total assets attributable to sales of the contract, and/or may be a fixed dollar amount. As noted below this additional compensation may cause the selling firm and its investment professionals to favor the contracts.

SOURCES OF PAYMENTS TO SELLING FIRMS


We pay the commissions and other compensation described above from our assets. Our assets may include:

o revenues we receive from fees and expenses that you will pay when buying, owning and making a withdrawal from the contract (see "Expense Summary");

o compensation we or an affiliate receive from the underlying funds in the form of distribution and services fees (see "The Variable Account and the Funds -- The Funds");

o compensation we or an affiliate receive from a fund's investment adviser, subadviser, distributor or an affiliate of any of these (see "The Variable Account and the Funds -- The Funds"); and


o revenues we receive from other contracts we sell that are not securities and other businesses we conduct.


You do not directly pay the commissions and other compensation described above as the result of a specific charge or deduction under the contract. However, you may pay part or all of the commissions and other compensation described above indirectly through:


o fees and expenses we collect from contract owners, including withdrawal charges; and,


o fees and expenses charged by the underlying subaccount funds in which you invest, to the extent we or one of our affiliates receive revenue from the funds or an affiliated person.



------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  81

POTENTIAL CONFLICTS OF INTEREST

Compensation payment arrangements with selling firms can potentially:

o give selling firms a heightened financial incentive to sell the contract offered in this prospectus over another investment with lower compensation to the selling firm.

o cause selling firms to encourage their investment professionals to sell you the contract offered in this prospectus instead of selling you other alternative investments that may result in lower compensation to the selling firm.

o cause selling firms to grant us access to its investment professionals to promote sales of the contract offered in this prospectus, while denying that access to other firms offering similar contracts or other alternative investments which may pay lower compensation to the selling firm.

PAYMENTS TO INVESTMENT PROFESSIONALS

o The selling firm pays its investment professionals. The selling firm decides the compensation and benefits it will pay its investment professionals.

o To inform yourself of any potential conflicts of interest, ask the investment professional before you buy, how the selling firm and its investment professionals are being compensated and the amount of the compensation that each will receive if you buy the contract.


ISSUER

Effective Dec. 31, 2006, American Enterprise Life Insurance Company (American Enterprise Life), a stock life insurance company organized in 1981 under the laws of the state of Indiana, was merged into IDS Life Insurance Company (IDS
Life), a stock life insurance company organized in 1957 under the laws of the state of Minnesota. Upon the merger, IDS Life, the surviving company, assumed legal ownership of all of the assets of American Enterprise Life, including the variable account, and became directly liable for American Enterprise Life's liabilities and obligations, including those with respect to the contract and the variable account. At the time of the merger, IDS Life was renamed RiverSource Life.

RiverSource Life issues the contracts. We are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474 and are a wholly-owned subsidiary of Ameriprise Financial, Inc.

We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

LEGAL PROCEEDINGS

The SEC, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. RiverSource Life has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

RiverSource Life is involved in other proceedings concerning matters arising in connection with the conduct of its business activities. RiverSource Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material adverse impact on results of operations in any particular reporting period as the proceedings are resolved.



------------------------------------------------------------------------------

82  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

ADDITIONAL INFORMATION

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


To the extent and only to the extent that any statement in a document incorporated by reference into this prospectus is modified or superseded by a statement in this prospectus or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this prospectus. The Annual Report on Form 10-K for the year ended Dec. 31, 2005 and the Quarterly Reports in Form 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006 and Sept. 30, 2006 that we previously filed with the SEC under the Securities Exchange Act of 1934 (1934 Act) and the Report of Unscheduled Material Events or Corporate Event on Form 8-K that we filed with the SEC on March 22, 2006 under the 1934 Act are incorporated by reference into this prospectus. To access these documents, see "SEC Filings" under "Investors Relations" on our website at www.ameriprise.com.

RiverSource Life will furnish you without charge a copy of any or all of the documents incorporated by reference into this prospectus, including any exhibits to such documents which have been specifically incorporated by reference. We will do so upon receipt of your written or oral request. You can contact RiverSource Life at the telephone number and address listed on the first page of this prospectus.


AVAILABLE INFORMATION


This prospectus is part of a registration statement we file with the SEC. Additional information on RiverSource Life and on this offering is available in the registration statement and other materials we file. You can obtain copies of these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. In addition to this prospectus, the SAI and information about the contract, information incorporated by reference is available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (Securities Act) may be permitted to directors and officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  83

                                  APPENDICES

                  TABLE OF CONTENTS AND CROSS-REFERENCE TABLE

APPENDIX NAME                                                            PAGE #

Appendix A: Example -- Market Value Adjustment (MVA)                     p.  85

Appendix B: Example -- Income Assurer Benefit(SM) Rider Fee              p.  87

Appendix C: Example -- Withdrawal Charges                                p.  88

Appendix D: Example -- Death Benefits                                    p.  91

Appendix E: Example -- Accumulation Protector Benefit(SM) Rider          p.  94

Appendix F: Example -- Guarantor Withdrawal Benefit for Life(SM) Rider   p.  96

Appendix G: Guarantor Withdrawal Benefit for Life(SM) Rider --
   Additional RMD Disclosure                                             p.  98

Appendix H: Example -- Guarantor(SM) Withdrawal Benefit --
   Rider B Disclosure                                                    p. 100

Appendix I: Guarantor(SM) Withdrawal Benefit Rider --
   Additional RMD Disclosure                                             p. 105

Appendix J: Example -- Guarantor(SM) Withdrawal Benefit Rider            p. 106

Appendix K: Example -- Income Assurer Benefit(SM) Riders                 p. 108

Appendix L: Example -- Benefit Protector(SM) Death Benefit Rider         p. 113

Appendix M: Example -- Benefit Protector(SM) Plus Death Benefit Rider    p. 115

Appendix N: Condensed Financial Information (Unaudited)                  p. 117


CROSS-REFERENCE                                                          PAGE #
Guarantee Period Accounts (GPAs)                                         p.  25

Charges -- Income Assurer Benefit(SM) Rider Fee                          p.  33

Charges -- Withdrawal Charges                                            p.  34

Benefits in Case of Death                                                p.  49

Optional Benefits -- Accumulation Protector Benefit(SM) Rider            p.  52

Optional Benefits -- Guarantor Withdrawal Benefit for Life(SM) Rider     p.  55

Optional Benefits -- Guarantor Withdrawal Benefit for Life(SM) Rider     p.  55

Optional Benefits -- Guarantor(SM) Withdrawal Benefit Rider              p.  64

Optional Benefits -- Guarantor(SM) Withdrawal Benefit Rider              p.  64

Optional Benefits -- Guarantor(SM) Withdrawal Benefit Rider              p.  64


Optional Benefits -- Income Assurer Benefit(SM) Riders                   p.  69

Optional Benefits -- Benefit Protector(SM) Death Benefit Rider           p.  73

Optional Benefits -- Benefit Protector(SM) Plus Death Benefit Rider      p.  74


Condensed Financial Information (Unaudited)                              p.  13

The purpose of these appendices is first to illustrate the operation of various contract features and riders; second, to provide additional disclosure regarding various contract features and riders; and lastly, to provide condensed financial history (unaudited) of the subaccounts.

In order to demonstrate the contract features and riders, an example may show hypothetical contract values. These contract values do not represent past or future performance. Actual contract values may be more or less than those shown and will depend on a number of factors, including but not limited to the investment experience of the subaccounts, GPAs, DCA fixed account, and one-year fixed account and the fees and charges that apply to your contract.

The examples of death benefits and optional riders in appendices D through F and J through M include a partial withdrawal to illustrate the effect of a partial withdrawal on the particular benefit. These examples are intended to show how the optional riders operate, and do not take into account whether the rider is part of a qualified contract. Qualified contracts are subject to required minimum distributions at certain ages which may require you to take partial withdrawals from the contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). If you are considering the addition of certain death benefits and/or optional riders to a qualified contract, you should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.


------------------------------------------------------------------------------

84  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

APPENDIX A: EXAMPLE -- MARKET VALUE ADJUSTMENT (MVA)

As the examples below demonstrate, the application of an MVA may result in either a gain or loss of principal. We refer to all of the transactions described below as "early withdrawals."

ASSUMPTIONS:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA; and

o we guarantee an interest rate of 3.0% annually for your ten-year guarantee period; and

o after three years, you decide to make a withdrawal from your GPA. In other words, there are seven years left in your guarantee period.

Remember that the MVA depends partly on the interest rate of a new GPA for the same number of years as the Guarantee Period remaining on your GPA. In this case, that is seven years.

EXAMPLE 1: Remember that your GPA is earning 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 3.5%. We add 0.10% to the 3.5% rate to get 3.6%. Your GPA's 3.0% rate is less than the 3.6% rate so the MVA will be negative.

EXAMPLE 2: Remember again that your GPA is earning 3.0%, and assume that new GPAs that we offer with a seven-year Guarantee Period are earning 2.5%. We add 0.10% to the 2.5% rate to get 2.6%. In this example, since your GPA's 3.0% rate is greater than the 2.6% rate, the MVA will be positive. To determine that adjustment precisely, you will have to use the formula described below.

SAMPLE MVA CALCULATIONS

The precise MVA formula we apply is as follows:

                                   1 + i
 EARLY WITHDRAWAL AMOUNT x [( --------------- )(TO THE POWER OF n/12) - 1] = MVA
                               1 + j + .001

   Where i = rate earned in the GPA from which amounts are being transferred or withdrawn.

         j = current rate for a new Guaranteed Period equal to the remaining term in the current Guarantee Period.

         n = number of months remaining in the current Guarantee Period
             (rounded up).


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  85

EXAMPLES

Using assumptions similar to those we used in the examples above:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA; and

o we guarantee an interest rate of 3.0% annually for your ten-year guarantee period; and

o after three years, you decide to make a $1,000 withdrawal from your GPA. In other words, there are seven years left in your guarantee period.

EXAMPLE 1: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 3.5%. Using the formula above, we determine the MVA as follows:

                       1.030
   $1,000 x [( --------------------- )(TO THE POWER OF 84/12) - 1] = -$39.84
                  1 + .035 + .001

In this example, the MVA is a negative $39.84.

EXAMPLE 2: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 2.5%. Using the formula above, we determine the MVA as follows:

                       1.030
   $1,000 x [( --------------------- )(TO THE POWER OF 84/12) - 1] = $27.61
                 1 + .025 + .001

In this example, the MVA is a positive $27.61.

Please note that when you allocate your purchase payment to the ten-year GPA and your purchase payment is in its fourth year from receipt at the beginning of the Guarantee Period, your withdrawal charge percentage is 6%. (See "Charges -- Withdrawal Charge.") We do not apply MVAs to the amounts we deduct for withdrawal charges, so we would deduct the withdrawal charge from your early withdrawal after we applied the MVA. Also note that when you request an early withdrawal, we withdraw an amount from your GPA that will give you the net amount you requested after we apply the MVA and any applicable withdrawal charge, unless you request otherwise.

The current interest rate we offer on the GPA will change periodically at our discretion. It is the rate we are then paying on purchase payments, renewals and transfers paid under this class of contracts for Guarantee Period durations equaling the remaining Guarantee Period of the GPA to which the formula is being applied.


------------------------------------------------------------------------------

86  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

APPENDIX B: EXAMPLE -- INCOME ASSURER BENEFIT(SM) RIDER FEE

EXAMPLE -- INCOME ASSURER BENEFIT(SM) RIDER FEE

ASSUMPTIONS:

o You purchase the contract with a payment of $50,000 on Jan. 1, 2006 and allocate all of your payment to the Protected Investment Options and make no transfers, add-ons or withdrawals; and

o on Jan. 1, 2007 (the first contract anniversary) your total contract value is $55,545; and

o on Jan. 1, 2008 (the second contract anniversary) your total contract value is $53,270.

WE WOULD CALCULATE THE GUARANTEED INCOME BENEFIT BASE FOR EACH INCOME ASSURER BENEFIT(SM) ON THE SECOND ANNIVERSARY AS FOLLOWS:

THE INCOME ASSURER BENEFIT(SM) - MAV GUARANTEED INCOME BENEFIT BASE IS THE GREATEST OF THE FOLLOWING VALUES:
      Purchase Payments less adjusted partial withdrawals:                                                        $50,000
      Contract value on the second anniversary:                                                                   $53,270
      Maximum Anniversary Value:                                                                                  $55,545
      -------------------------------------------------------------------------------------------------------------------
      INCOME ASSURER BENEFIT(SM) - MAV GUARANTEED INCOME BENEFIT BASE                                             $55,545

THE INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION GUARANTEED INCOME BENEFIT BASE IS THE GREATEST OF THE FOLLOWING VALUES:
      Purchase Payments less adjusted partial withdrawals:                                                        $50,000
      Contract value on the second anniversary:                                                                   $53,270
      5% Variable Account Floor = 1.05 x 1.05 x $50,000                                                           $55,125
      -------------------------------------------------------------------------------------------------------------------
      INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION GUARANTEED INCOME BENEFIT BASE                                 $55,125

THE INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION GUARANTEED INCOME BENEFIT BASE
IS THE GREATEST OF THE FOLLOWING VALUES:
      Purchase Payments less adjusted partial withdrawals:                                                        $50,000
      Contract value on the second anniversary:                                                                   $53,270
      Maximum Anniversary Value:                                                                                  $55,545
      5% Variable Account Floor = 1.05 x 1.05 x $50,000                                                           $55,125
      -------------------------------------------------------------------------------------------------------------------
      INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION GUARANTEED INCOME BENEFIT BASE               $55,545

THE INCOME ASSURER BENEFIT(SM) FEE DEDUCTED FROM YOUR CONTRACT VALUE WOULD BE:

INCOME ASSURER BENEFIT(SM) - MAV FEE =                                                           .30% X $55,545 = $166.64

INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION BENEFIT BASE FEE =                                  .60% X $55,125 = $330.75

INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION BENEFIT BASE FEE =                .65% X $55,545 = $361.04


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  87

APPENDIX C: EXAMPLE -- WITHDRAWAL CHARGES

For purposes of calculating any withdrawal charge, including the examples illustrated below, we treat amounts withdrawn from your contract value in the following order:

1.    First, in each contract year, we withdraw amounts totaling:

      o up to 10% of your prior anniversary's contract value or your contract's remaining benefit payment if you elected the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider and your remaining benefit payment is greater than 10% of your prior anniversary's contract value. We do not assess a withdrawal charge on this amount.

      o up to 10% of your prior anniversary's contract value or the greater of your contract's remaining benefit payment or remaining annual lifetime payment if you elected the Guarantor Withdrawal Benefit for Life(SM) rider, and the greater of your RALP and your remaining benefit payment is greater than 10% of your prior anniversary's contract value. We do not assess a withdrawal charge on this amount.

2. Next, we withdraw contract earnings, if any, that are greater than the amount described in number one above. We do not assess a withdrawal charge on contract earnings.

3. Next we withdraw purchase payments received prior to the withdrawal charge period shown in your contract. We do not assess a withdrawal charge on these purchase payments.

4. Finally, if necessary, we withdraw purchase payments received that are still within the withdrawal charge period you selected and shown in your contract. We withdraw these payments on a "first-in, first-out" (FIFO) basis. We do assess a withdrawal charge on these payments.

After withdrawing earnings in numbers one and two above, we next withdraw enough additional contract value (ACV) to meet your requested withdrawal amount. If the amount described in number one above was greater than contract earnings prior to the withdrawal, the excess (XSF) will be excluded from the purchase payments being withdrawn that were received most recently when calculating the withdrawal charge. We determine the amount of purchase payments being withdrawn (PPW) in numbers three and four above as:

         PPW = XSF + (ACV - XSF) / (CV - TFA) X (PPNPW - XSF)

If the additional contract value withdrawn is less than XSF, then PPW will equal ACV.

We determine current contract earnings (CE) by looking at the entire contract value (CV), not the earnings of any particular subaccount, GPA, the one-year fixed account or the DCA fixed account. If the contract value is less than purchase payments received and not previously withdrawn (PPNPW) then contract earnings are zero.

The examples below show how the withdrawal charge for a full and partial withdrawal is calculated for a contract with a seven-year withdrawal charge schedule. Each example illustrates the amount of the withdrawal charge for both a contract that experiences gains and a contract that experiences losses, given the same set of assumptions.


------------------------------------------------------------------------------

88  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

FULL WITHDRAWAL CHARGE CALCULATION -- FOUR-YEAR WITHDRAWAL CHARGE SCHEDULE:

This is an example of how we calculate the withdrawal charge for a full withdrawal on a contract with a seven-year (from the date of EACH purchase payment) withdrawal charge schedule with the following history:

ASSUMPTIONS:

o     We receive a single $50,000 purchase payment on Jan. 1, 2006; and

o     the contract anniversary date is Jan. 1 each year; and

o you withdraw the contract for its total value on July 1, 2009, which is in the fourth year after you made the single purchase payment. The withdrawal charge percentage in the fourth year after a purchase payment is 6.0%; and

o     you have made no withdrawals prior to July 1, 2009.

WE WILL LOOK AT TWO SITUATIONS, ONE WHERE THE CONTRACT HAS A GAIN AND ANOTHER WHERE THERE IS A LOSS:
------------------------------------------------------------------------------

                                                                                   CONTRACT WITH GAIN   CONTRACT WITH LOSS
                                   Contract Value at time of full withdrawal:         $  60,000.00         $  40,000.00
                                         Contract Value on prior anniversary:            58,000.00            42,000.00

STEP 1. First, we determine the amount of earnings available in the contract at the time of withdrawal as:

                                                        Current Contract Value:          60,000.00            40,000.00
                                   less purchase payment still in the contract:          50,000.00            50,000.00
                                                                                      ------------         ------------
                              Earnings in the contact (but not less than zero):          10,000.00                 0.00

STEP 2. Next, we determine the Total Free Amount (TFA) available in the contract as the greatest of the following values:

                                                      Earnings in the contract:          10,000.00                 0.00
                                 10% of the prior anniversary's Contract Value:           5,800.00             4,200.00
                                                                                      ------------         ------------
                                                                           TFA:          10,000.00             4,200.00

STEP 3. Now we can determine how much of the purchase payment is being withdrawn (PPW) as follows:

          PPW = XSF + (ACV - XSF) / (CV - TFA) x (PPNPW - XSF)

                XSF =  amount by which 10% of the prior anniversary's
                       contract value exceeds earnings                                        0.00             4,200.00
                ACV =  amount withdrawn in excess of earnings                            50,000.00            40,000.00
                 CV =  total contract value just prior to current withdrawal             60,000.00            40,000.00
                TFA =  from Step 2                                                       10,000.00             4,200.00
              PPNPW =  purchase payment not previously withdrawn                         50,000.00            50,000.00

STEP 4.    We then calculate the withdrawal charge as:
                                                                           PPW:          50,000.00            50,000.00
                                                                      less XSF:              (0.00)           (4,200.00)
                                                                                      ------------         ------------
                                  amount of PPW subject to a withdrawal charge:          50,000.00            45,800.00
                                      multiplied by the withdrawal charge rate:              x 6.0%               x 6.0%
                                                                                      ------------         ------------
                                                             withdrawal charge:           3,000.00             2,748.00

STEP 5. The value you will receive as a result of your full withdrawal is determined as:

                                                      Contract Value withdrawn:          60,000.00            40,000.00
                                                             WITHDRAWAL CHARGE:          (3,000.00)           (2,748.00)
                               Contract charge (assessed upon full withdrawal):             (40.00)              (40.00)
                                                                                      ------------         ------------

                                                  NET FULL WITHDRAWAL PROCEEDS:       $  55,960.00         $  37,212.00


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  89

PARTIAL WITHDRAWAL CHARGE CALCULATION -- FOUR-YEAR WITHDRAWAL CHARGE
SCHEDULE:

This is an example of how we calculate the withdrawal charge for a partial withdrawal on a contract with a seven-year (from the date of EACH purchase payment) withdrawal charge schedule with the following history:

ASSUMPTIONS:

o     We receive a single $50,000 purchase payment on Jan. 1, 2006; and

o     the contract anniversary date is Jan. 1 each year; and

o you request a partial withdrawal of $15,000 on July 1, 2009, which is in the fourth year after you made the single purchase payment. The withdrawal charge percentage in the fourth year after a purchase payment is 6.0%; and

o     you have made no withdrawals prior to July 1, 2009.

WE WILL LOOK AT TWO SITUATIONS, ONE WHERE THE CONTRACT HAS A GAIN AND ANOTHER WHERE THERE IS A LOSS:
------------------------------------------------------------------------------

                                                                                   CONTRACT WITH GAIN   CONTRACT WITH LOSS
                                  Contract Value at time of partial withdrawal:       $  60,000.00         $  40,000.00
                                           Contract Value on prior anniversary:          58,000.00            42,000.00

STEP 1. First, we determine the amount of earnings available in the contract at the time of withdrawal as:

                                                        Current Contract Value:          60,000.00            40,000.00
                                   less purchase payment still in the contract:          50,000.00            50,000.00
                                                                                      ------------         ------------
                              Earnings in the contact (but not less than zero):          10,000.00                 0.00

STEP 2. Next, we determine the TFA available in the contract as the greatest of the following values:

                                                      Earnings in the contract:          10,000.00                 0.00
                                 10% of the prior anniversary's Contract Value:           5,800.00             4,200.00
                                                                                      ------------         ------------
                                                                           TFA:          10,000.00             4,200.00

STEP 3. Now we can determine how much of the purchase payment and purchase payment credit is being withdrawn (PPW) as:

          PPW = XSF + (ACV - XSF) / (CV - TFA) X (PPNPW - XSF)

                XSF =  amount by which 10% of the prior anniversary's
                       contract value exceeds earnings                                        0.00             4,200.00
                ACV =  amount withdrawn in excess of earnings                             5,319.15            15,897.93
                 CV =  total contract value just prior to current withdrawal             60,000.00            40,000.00
                TFA =  from Step 2                                                       10,000.00             4,200.00
              PPNPW =  purchase payment not previously withdrawn                         50,000.00            50,000.00

STEP 4.   We then calculate the withdrawal charge as:
                                                                           PPW:           5,319.15            19,165.51
                                                                      less XSF:              (0.00)           (4,200.00)
                                                                                      ------------         ------------
                                  amount of PPW subject to a withdrawal charge:           5,319.15            14,965.51
                                      multiplied by the withdrawal charge rate:             x 6.0%               x 6.0%
                                                                                      ------------         ------------
                                                             withdrawal charge:             319.15               897.93

STEP 5. The value you will receive as a result of your full withdrawal is determined as:

                                                      Contract Value withdrawn:          15,319.15            15,897.93
                                                             WITHDRAWAL CHARGE:            (319.15)             (897.93)
                                                                                      ------------         ------------

                                                  NET FULL WITHDRAWAL PROCEEDS:       $  15,000.00         $  15,000.00


------------------------------------------------------------------------------

90  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

APPENDIX D: EXAMPLE -- DEATH BENEFITS

EXAMPLE -- ROP DEATH BENEFIT

o     You purchase the contract with a payment of $20,000 on July 1, 2006; and

o     on July 1, 2007 you make an additional purchase payment of $5,000; and

o on Oct. 1, 2007 the contract value falls to $22,000 and you take a $1,500 (including withdrawal charge) partial withdrawal; and

o     on Oct. 1, 2008 the contract value grows to $23,000.

      WE CALCULATE THE ROP DEATH BENEFIT ON OCT. 1, 2008 AS FOLLOWS:

      Contract value at death:                                                                        $ 23,000.00
                                                                                                      ===========
      Purchase payments minus adjusted partial withdrawals:
         Total purchase payments:                                                                     $ 25,000.00
         minus adjusted partial withdrawals calculated as:

         $1,500 x $25,000
         ---------------- =                                                                             -1,704.55
              $22,000                                                                                 -----------

         for a death benefit of:                                                                      $ 23,295.45
                                                                                                      ===========

      THE ROP DEATH BENEFIT, CALCULATED AS THE GREATEST OF THESE TWO VALUES:                                        $ 23,295.45

EXAMPLE -- MAV DEATH BENEFIT

o     You purchase the contract with a payment of $25,000 on Jan. 1, 2006; and

o on Jan. 1, 2007 (the first contract anniversary) the contract value grows to $26,000; and

o on March 1, 2007 the contract value falls to $22,000, at which point you take a $1,500 (including withdrawal charge) partial withdrawal, leaving a contract value of $20,500.

      WE CALCULATE THE MAV DEATH BENEFIT ON MARCH 1, 2007, WHICH IS BASED ON THE GREATER OF THREE VALUES, AS FOLLOWS:

      1. CONTRACT VALUE AT DEATH:                                                                     $ 20,500.00
                                                                                                      ===========

      2. PURCHASE PAYMENTS MINUS ADJUSTED PARTIAL WITHDRAWALS:

            Total purchase payments:                                                                  $ 25,000.00
            minus adjusted partial withdrawals, calculated as:

            $1,500 x $25,000
            ---------------- =                                                                          -1,704.55
                 $22,000                                                                              -----------

            for a death benefit of:                                                                   $ 23,295.45
                                                                                                      ===========

      3. THE MAV IMMEDIATELY PRECEDING THE DATE OF DEATH:

            Greatest of your contract anniversary values:                                             $ 26,000.00
            plus purchase payments made since the prior anniversary:                                        +0.00
            minus the death benefit adjusted partial withdrawals, calculated as:

            $1,500 x $26,000
            ---------------- =                                                                          -1,772.73
                 $22,000                                                                              -----------

            for a death benefit of:                                                                   $ 24,227.27
                                                                                                      ===========

      THE MAV DEATH BENEFIT, CALCULATED AS THE GREATEST OF THESE THREE VALUES, WHICH IS THE MAV:                    $ 24,227.27
                                                                                                                    -----------


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  91

EXAMPLE -- 5% ACCUMULATION DEATH BENEFIT

ASSUMPTIONS:

o You purchase the contract with a payment of $25,000 on Jan. 1, 2006 with $5,000 allocated to the GPA accounts and $20,000 allocated to the subaccounts; and

o on Jan. 1, 2007 (the first contract anniversary), the GPA account value is $5,200 and the subaccount value is $17,000. Total contract value is $23,200; and

o on March 1, 2007, the GPA account value is $5,300 and the subaccount value is $19,000. Total contract value is $24,300. You take a $1,500 (including withdrawal charge) partial withdrawal all from the subaccounts, leaving the contract value at $22,800.

      THE DEATH BENEFIT ON MARCH 1, 2007, WHICH IS BASED ON THE GREATEST OF THREE VALUES, IS CALCULATED AS FOLLOWS:

      1. CONTRACT VALUE AT DEATH:                                                                     $ 22,800.00
                                                                                                      ===========

      2. PURCHASE PAYMENTS MINUS ADJUSTED PARTIAL WITHDRAWALS:

            Total purchase payments:                                                                  $ 25,000.00
            minus adjusted partial withdrawals, calculated as:

            $1,500 x $25,000
            ---------------- =                                                                          -1,543.21
                 $24,300                                                                              -----------

            for a death benefit of:                                                                   $ 23,456.79
                                                                                                      ===========

      3. THE 5% VARIABLE ACCOUNT FLOOR:

            The variable account floor on Jan. 1, 2007,
            calculated as: 1.05 x $20,000 =                                                           $ 21,000.00
            plus amounts allocated to the subaccounts since that anniversary:                               +0.00
            minus the 5% variable account floor adjusted partial withdrawal from the subaccounts, calculated as:

            $1,500 x $21,000
            ---------------- =                                                                          -1,657.89
                 $19,000                                                                              -----------

            variable account floor benefit:                                                           $ 19,342.11
            plus the GPA account value:                                                                 +5,300.00
                                                                                                      -----------
            5% variable account floor (value of the GPA account and the variable account floor):      $ 24,642.11

      THE 5% ACCUMULATION DEATH BENEFIT, CALCULATED AS THE GREATEST OF THESE
      THREE VALUES, WHICH IS THE 5% VARIABLE ACCOUNT FLOOR:                                                         $ 24,642.11
                                                                                                                    -----------


------------------------------------------------------------------------------

92  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

EXAMPLE -- ENHANCED DEATH BENEFIT

ASSUMPTIONS:

o You purchase the contract with a payment of $25,000 on Jan. 1, 2006 with $5,000 allocated to the GPA accounts and $20,000 allocated to the subaccounts; and

o on Jan. 1, 2007 (the first contract anniversary), the GPA account value is $5,200 and the subaccount value is $17,000. Total contract value is $23,200; and

o on March 1, 2007, the GPA account value is $5,300 and the subaccount value is $19,000. Total contract value is $24,300. You take a $1,500 (including withdrawal charge) partial withdrawal all from the subaccounts, leaving the contract value at $22,800.

      THE DEATH BENEFIT ON MARCH 1, 2007, WHICH IS BASED ON THE GREATEST OF FOUR VALUES, IS CALCULATED AS FOLLOWS:

      1. CONTRACT VALUE AT DEATH:                                                                     $ 22,800.00
                                                                                                      ===========

      2. PURCHASE PAYMENTS MINUS ADJUSTED PARTIAL WITHDRAWALS:

            Total purchase payments:                                                                  $ 25,000.00
            minus adjusted partial withdrawals, calculated as:

            $1,500 x $25,000
            ---------------- =                                                                          -1,543.21
                $24,300                                                                               -----------

         for a death benefit of:                                                                      $ 23,456.79
                                                                                                      ===========

      3. THE MAV ON THE ANNIVERSARY IMMEDIATELY PRECEDING THE DATE OF DEATH:

            The MAV on the immediately preceding anniversary:                                         $ 25,000.00
            plus purchase payments made since that anniversary:                                             +0.00
            minus adjusted partial withdrawals made since that
            anniversary, calculated as:

            $1,500 x $25,000
            ---------------- =                                                                          -1,543.21
                 $24,300                                                                              -----------

            for a MAV Death Benefit of:                                                               $ 23,456.79
                                                                                                      ===========

      4. THE 5% VARIABLE ACCOUNT FLOOR:

            The variable account floor on Jan. 1, 2006,
            calculated as: 1.05 x $20,000 =                                                           $ 21,000.00
            plus amounts allocated to the subaccounts since that anniversary:                               +0.00
            minus the 5% variable account floor adjusted partial withdrawal from the subaccounts, calculated as:

            $1,500 x $21,000
            ---------------- =                                                                          -1,657.89
                 $19,000                                                                              -----------

            variable account floor benefit:                                                           $ 19,342.11
            plus the GPA value:                                                                         +5,300.00
            5% variable account floor (value of the GPAs and the variable account floor):             $ 24,642.11
                                                                                                      ===========

      ENHANCED DEATH BENEFIT, CALCULATED AS THE GREATEST OF THESE FOUR VALUES,
      WHICH IS THE 5% VARIABLE ACCOUNT FLOOR:                                                                       $ 24,642.11
                                                                                                                    -----------


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  93

APPENDIX E: EXAMPLE -- ACCUMULATION PROTECTOR BENEFIT(SM) RIDER

AUTOMATIC STEP UP

This example shows increases in the Minimum Contract Accumulation Value (MCAV) in the second, third and seventh contract years. These increases occur because of the automatic step up feature of the rider. The automatic step up does not create contract value, guarantee the performance of any underlying fund in which a subaccount invests, or provide a benefit that can be withdrawn or paid upon death. Rather, the automatic step up is an interim calculation used to arrive at the final MCAV which determines whether a benefit will be paid under the rider on the benefit date.

ASSUMPTIONS:

o     You purchase the contract with a payment of $125,000 on Jan. 1, 2006;
      and

o     you make no additional purchase payments to the contract; and

o you take partial withdrawals from the contract on the fifth and eighth contract anniversaries in the amounts of $2,000 and $5,000, respectively; and

o contract values increase or decrease according to the hypothetical assumed net rate of return; and

o you do not exercise the elective step up option available under the rider; and

o     you do not change model portfolios.

Based on these assumptions, the waiting period expires at the end of the 10th contract year. The rider then ends. On the benefit date, Jan. 1, 2016, the hypothetical assumed contract value is $108,118 and the MCAV is $136,513, so the contract value would be reset to equal the MCAV, or $136,513.

                                                                    HYPOTHETICAL   HYPOTHETICAL
                                                    MCAV ADJUSTED     ASSUMED        ASSUMED
                          PURCHASE      PARTIAL        PARTIAL        NET RATE       CONTRACT
DATE                      PAYMENTS    WITHDRAWALS    WITHDRAWAL      OF RETURN        VALUE         MCAV
Jan. 1, 2006              $ 125,000      $ N/A          $ N/A            N/A        $ 125,000     $ 125,000
Jan. 1, 2007                      0          0              0           12.0%         140,000       125,000
Jan. 1, 2008                      0          0              0           15.0%         161,000       128,800(2)
Jan. 1, 2009                      0          0              0            3.0%         165,830       132,664(2)
Jan. 1, 2010                      0          0              0           -8.0%         152,564       132,664
Jan. 1, 2011                      0      2,000          2,046          -15.0%         127,679       130,618
Jan. 1, 2012                      0          0              0           20.0%         153,215       130,618
Jan. 1, 2013                      0          0              0           15.0%         176,197       140,958(2)
Jan. 1, 2014                      0      5,000          4,444          -10.0%         153,577       136,513
Jan. 1, 2015                      0          0              0          -20.0%         122,862       136,513
JAN. 1, 2016(1)                   0          0              0          -12.0%         108,118       136,513

(1)   The APB benefit date.

(2) These values indicate where the automatic step up feature increased the MCAV.

IMPORTANT INFORMATION ABOUT THIS EXAMPLE:

o If the actual rate of return during the waiting period causes the contract value to equal or exceed the MCAV on the benefit date, no benefit is paid under this rider.

o Even if a benefit is paid under the rider on the benefit date, contract value allocated to the variable account after the benefit date continues to vary with the market and may go up or go down.


------------------------------------------------------------------------------

94  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

ELECTIVE STEP UP

This example shows increases in the Minimum Contract Accumulation Value (MCAV) on the first, second, third and seventh contract anniversaries. These increases occur only if you exercise the elective step up option within 30 days following the contract anniversary. The contract value on the date we receive your written request to step up must be greater than the MCAV on that date. The elective step up does not create contract value, guarantee the performance of any underlying fund in which a subaccount invests, or provide a benefit that can be withdrawn or paid upon death. Rather, the elective step up is an interim calculation used to arrive at the final MCAV which determines whether a benefit will be paid under the rider on the benefit date.

ASSUMPTIONS:

o     You purchase the contract with a payment of $125,000 on Jan. 1, 2006;
      and

o     you make no additional purchase payments to the contract; and

o you take partial withdrawals from the contract on the fifth, eighth and thirteenth contract anniversaries in the amounts of $2,000, $5,000 and $7,500, respectively; and

o contract values increase or decrease according to the hypothetical assumed net rate of return; and,

o the elective step up is exercised on the first, second, third and seventh contract anniversaries; and

o     you do not change asset allocation models.

Based on these assumptions, the 10 year waiting period restarts each time you exercise the elective step up option (on the first, second, third and seventh contract anniversaries in this example). The waiting period expires at the end of the 10th contract year following the last exercise of the elective step up option. When the waiting period expires, the rider ends. On the benefit date, Jan. 1, 2023, the hypothetical assumed contract values is $99,198 and the MCAV is $160,117, so the contract value would be reset to equal the MCAV, or $160,117.

                             YEARS                                     MCAV        HYPOTHETICAL   HYPOTHETICAL
                          REMAINING IN                               ADJUSTED        ASSUMED        ASSUMED
                          THE WAITING    PURCHASE      PARTIAL        PARTIAL        NET RATE       CONTRACT
DATE                         PERIOD      PAYMENTS    WITHDRAWALS    WITHDRAWAL      OF RETURN        VALUE         MCAV
Jan. 1, 2006                 10          $ 125,000      $ N/A          $ N/A            N/A        $ 125,000     $ 125,000
Jan. 1, 2007                 10(2)               0          0              0           12.0%         140,000       140,000(3)
Jan. 1, 2008                 10(2)               0          0              0           15.0%         161,000       161,000(3)
Jan. 1, 2009                 10(2)               0          0              0            3.0%         165,830       165,830(3)
Jan. 1, 2010                 9                   0          0              0           -8.0%         152,564       165,830
Jan. 1, 2011                 8                   0      2,000          2,558          -15.0%         127,679       163,272
Jan. 1, 2012                 7                   0          0              0           20.0%         153,215       163,272
Jan. 1, 2013                 10(2)               0          0              0           15.0%         176,197       176,197(3)
Jan. 1, 2014                 9                   0      5,000          5,556          -10.0%         153,577       170,642
Jan. 1, 2015                 8                   0          0              0          -20.0%         122,862       170,642
Jan. 1, 2016                 7                   0          0              0          -12.0%         108,118       170,642
Jan. 1, 2017                 6                   0          0              0            3.0%         111,362       170,642
Jan. 1, 2018                 5                   0          0              0            4.0%         115,817       170,642
Jan. 1, 2019                 4                   0      7,500         10,524            5.0%         114,107       160,117
Jan. 1, 2020                 3                   0          0              0            6.0%         120,954       160,117
Jan. 1, 2021                 2                   0          0              0           -5.0%         114,906       160,117
Jan. 1, 2022                 1                   0          0              0          -11.0%         102,266       160,117
JAN. 1, 2023(1)              0                   0          0              0           -3.0%          99,198       160,117

(1)   The APB benefit date.

(2)   The waiting period restarts when the elective step up is exercised.

(3) These values indicate when the elective step up feature increased the MCAV.

IMPORTANT INFORMATION ABOUT THIS EXAMPLE:

o If the actual rate of return during the waiting period causes the contract value to equal or exceed the MCAV on the benefit date, no benefit is paid under this rider.

o Exercising the elective step up provision may result in an increase in the charge that you pay for this rider.

o Even if a benefit is paid under the rider on the benefit date, contract value allocated to the variable account after the benefit date continues to vary with the market and may go up or go down.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  95

APPENDIX F: EXAMPLE -- GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER

EXAMPLE #1: COVERED PERSON HAS NOT REACHED AGE 65 AT THE TIME THE CONTRACT AND RIDER ARE PURCHASED. ASSUMPTIONS:

o     You purchase the contract on May 1, 2006 with a payment of $100,000.

o You are the sole owner and also the annuitant. Your birthday is 10/1/1945.

o     You make no additional payments to the contract.

o You take partial withdrawals equal to the RBP on 11/1/2006, 11/1/2007, and 11/1/2012. You take a partial withdrawal equal to the RALP on 11/1/2011. You take a partial withdrawal greater than the RBP on 11/1/2013.

o Automatic annual step-ups are applied each anniversary when available, where the contract value is greater than the RBA and/or 6% of the contract value is greater than the ALP. Applied annual step-ups are indicated in BOLD.

                                      HYPOTHETICAL
                                        ASSUMED                 BASIC WITHDRAWAL BENEFIT                 LIFETIME WITHDRAWAL BENEFIT
             PURCHASE     PARTIAL       ONTRACT      -----------------------------------------------     ---------------------------
DATE         PAYMENTS   WITHDRAWALS      VALUE           GBA            RBA          GBP       RBP           ALP            RALP
5/1/2006    $ 100,000     $   N/A      $ 100,000     $ 100,000      $ 100,000      $ 7,000   $ 7,000        $ N/A          $  N/A
11/1/2006           0       7,000         92,000       100,000         93,000        7,000         0          N/A             N/A
5/1/2007            0           0         91,000       100,000         93,000        7,000     7,000          N/A             N/A
11/1/2007           0       7,000         83,000       100,000         86,000        7,000         0          N/A             N/A
5/1/2008            0           0         81,000       100,000         86,000        7,000     7,000          N/A             N/A
5/1/2011            0           0         75,000       100,000         86,000        7,000     7,000        5,160(1)        5,160(1)
11/1/2011           0       5,160         70,000       100,000         80,840        7,000     1,840        5,160               0
5/1/2012            0           0         69,000       100,000         80,840        7,000     7,000        5,160           5,160
11/1/2012           0       7,000         62,000       100,000         73,840        7,000         0        3,720(2)            0
5/1/2013            0           0         70,000       100,000         73,840        7,000     7,000        4,200           4,200
11/1/2013           0      10,000         51,000        51,000(3)      51,000(3)     3,570         0        3,060(3)            0
5/1/2014            0           0         55,000        55,000         55,000        3,850     3,850        3,300           3,300

At this point, assuming no additional activity (step ups, excess withdrawals, purchase payments, spousal continuation or contract ownership change), you can continue to withdraw up to either the GBP of $3,850 each year until the RBA is reduced to zero, or the ALP of $3,300 each year until the later of your death or the RBA is reduced to zero.

(1) The ALP and RALP are established on the contract anniversary date following the date the covered person reaches age 65.

(2) The $7,000 withdrawal is greater than the $5,160 RALP allowed under the lifetime withdrawal benefit and therefore the excess withdrawal processing is applied to the ALP, resetting the ALP to the lesser of the prior ALP or 6% of the contract value following the withdrawal.

(3) The $10,000 withdrawal is greater than both the $7,000 RBP allowed under the basic withdrawal benefit and the $4,200 RALP allowed under the lifetime withdrawal benefit and therefore the excess withdrawal processing is applied to the GBA, RBA, and ALP. The GBA is reset to the lesser of the prior GBA or the contract value following the withdrawal.
      The RBA is reset to the lesser of the prior RBA less the withdrawal or the contract value following the withdrawal. The ALP is reset to the lesser of the prior ALP or 6% of the contract value following the withdrawal.


------------------------------------------------------------------------------

96  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

EXAMPLE #2: COVERED PERSON HAS REACHED 65 AT THE TIME THE CONTRACT AND RIDER ARE PURCHASED.

ASSUMPTIONS:

o     You purchase the contract on May 1, 2006 with a payment of $100,000.

o You are the sole owner and also the annuitant. Your birthday is 10/1/1935.

o     You make no additional payments to the contract.

o You take a partial withdrawal equal to the RALP on 11/1/2009. You take a partial withdrawal equal to the RBP on 11/1/2010. You take a partial withdrawal greater than the RBP on 11/1/2011.

o Automatic annual step-ups are applied each anniversary when available, where the contract value is greater than the RBA and/or 6% of the contract value is greater than the ALP. Applied annual step-ups are indicated in BOLD.

                                      HYPOTHETICAL
                                        ASSUMED                 BASIC WITHDRAWAL BENEFIT                 LIFETIME WITHDRAWAL BENEFIT
             PURCHASE     PARTIAL       ONTRACT      -----------------------------------------------     ---------------------------
DATE         PAYMENTS   WITHDRAWALS      VALUE           GBA            RBA          GBP       RBP           ALP          RALP
5/1/2006    $ 100,000     $   N/A      $ 100,000      $ 100,000     $ 100,000      $ 7,000   $ 7,000      $ 6,000        $ 6,000
5/1/2007            0           0        105,000        105,000       105,000        7,350     7,000(1)     6,300          6,000(1)
5/1/2008            0           0        110,000        110,000       110,000        7,700     7,000(1)     6,600          6,000(1)
5/1/2009            0           0        110,000        110,000       110,000        7,700     7,700(2)     6,600          6,600(2)
11/1/2009           0       6,600        110,000        110,000       103,400        7,700     1,100        6,600              0
5/1/2010            0           0        115,000        115,000       115,000        8,050     8,050        6,900          6,900
11/1/2010           0       8,050        116,000        115,000       106,950        8,050         0        6,900(3)           0
5/1/2011            0           0        120,000        120,000       120,000        8,400     8,400        7,200          7,200
11/1/2011           0      10,000        122,000        120,000(4)    110,000(4)     8,400         0        7,200(4)           0
5/1/2012            0           0        125,000        125,000       125,000        8,750     8,750        7,500          7,500

At this point, assuming no additional activity (step ups, excess withdrawals, purchase payments, spousal continuation or contract ownership change), you can continue to withdraw up to either the GBP of $8,750 each year until the RBA is reduced to zero, or the ALP of $7,500 each year until the later of your death or the RBA is reduced to zero.

(1) The annual step-up has not been applied to the RBP or RALP because any withdrawal after step up during the waiting period would reverse any prior step ups prior to determining if the withdrawal is excess.
      Therefore, during the waiting period, the RBP is the amount you can withdraw without incurring the GBA and RBA excess withdrawal processing, and the RALP is the amount you can withdraw without incurring the ALP excess withdrawal processing.

(2) On the third anniversary (after the end of the waiting period), the RBP and RALP are set equal to the GBP and ALP, respectively.

(3) The $8,050 withdrawal is greater than the $6,900 RALP allowed under the lifetime withdrawal benefit and therefore the excess withdrawal processing is applied to the ALP, resetting the ALP to the lesser of the prior ALP or 6% of the contract value following the withdrawal.

(4) The $10,000 withdrawal is greater than both the $8,400 RBP allowed under the basic withdrawal benefit and the $7,200 RALP allowed under the lifetime withdrawal benefit and therefore the excess withdrawal processing is applied to the GBA, RBA, and ALP. The GBA is reset to the lesser of the prior GBA or the contract value following the withdrawal.
      The RBA is reset to the lesser of the prior RBA less the withdrawal or the contract value following the withdrawal. The ALP is reset to the lesser of the prior ALP or 6% of the contract value following the withdrawal.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  97

APPENDIX G: GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER --
ADDITIONAL RMD DISCLOSURE

This appendix describes our current administrative practice for determining the amount of withdrawals in any contract year which an owner may take under the Guarantor Withdrawal Benefit for Life(SM) rider to satisfy the RMD rules under 401(a)(9) of the Code without application of the excess withdrawal procedures described in the rider. We reserve the right to discontinue this administrative practice at any time upon 30 days' written notice to you.

For owners subject to RMD rules under Section 401(a)(9) amounts you withdraw to satisfy these rules will not prompt excess withdrawal processing, subject to the following rules:

(1) If on the date we calculated your Annual Life Expectancy Required Minimum Distribution Amount (ALERMDA), it is greater than the RBP from the beginning of the current contract year,

      o Basic Additional Benefit Amount (BABA) will be set equal to that portion of your ALERMDA that exceeds the RBP from the beginning of the current contract year.

      o Any withdrawals taken in a contract year will count first against and reduce the RBP for that contract year.

      o Once the RBP for the current contract year has been depleted, any additional amounts withdrawn will count against and reduce the BABA. These withdrawals will not be considered excess withdrawals with regard to the GBA and RBA as long as they do not exceed the remaining BABA.

      o Once the BABA has been depleted, any additional withdrawal amounts will be considered excess withdrawals with regard to the GBA and RBA and will subject them all to the excess withdrawal processing described in the Guarantor Withdrawal Benefit for Life(SM) rider.

(2) If on the date we calculated your ALERMDA, it is greater than the RALP from the beginning of the current Contract Year,

      o A Lifetime Additional Benefit Amount (LABA) will be set equal to that portion of your ALERMDA that exceeds the RALP from the beginning of the current contract year.

      o Any withdrawals taken in a contract year will count first against and reduce the RALP for that contract year.

      o Once the RALP for the current contract year has been depleted, any additional amounts withdrawn will count against and reduce the LABA. These withdrawals will not be considered excess withdrawals with regard to the ALP as long as they do not exceed the remaining LABA.

      o Once the LABA has been depleted, any additional withdrawal amounts will be considered excess withdrawals with regard to the ALP and will subject the ALP to the excess withdrawal processing described by the Guarantor Withdrawal Benefit for Life(SM) rider.

(3) If the ALP is established on a policy anniversary where your current ALERMDA is greater than the new RALP,

      o An initial LABA will be set equal to that portion of your ALERMDA that exceeds the new RALP.

      o This new LABA will be immediately reduced by the amount that total withdrawals in the current calendar year exceed the new RALP, but shall not be reduced to less than zero.

The Annual Life Expectancy Required Minimum Distribution Amount (ALERMDA) is:

(1)   determined by us each calendar year;

(2) based solely on the value of the contract to which the Guarantor(SM) Withdrawal Benefit for Life(SM) rider is attached as of the date we make the determination; and

(3) based on the company's understanding and interpretation of the requirements for life expectancy distributions intended to satisfy the required minimum distribution rules under Code Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable on the effective date of this prospectus, to:

            1.    an individual retirement annuity (Section 408(b));

            2.    a Roth individual retirement account (Section 408A);

            3.    a Simplified Employee Pension plan (Section 408(k));

            4.    a tax-sheltered annuity rollover (Section 403(b)).


------------------------------------------------------------------------------

98  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

In the future, the requirements under the Code for such distributions may change and the life expectancy amount calculation provided under your Guarantor Withdrawal Benefit for Life(SM) rider may not be sufficient to satisfy the requirements under the Code for these types of distributions. In such a situation, amounts withdrawn to satisfy such distribution requirements will exceed your available RBP or RALP amount and may result in the reduction of your GBA, RBA, and/or ALP as described under the excess withdrawal provision of the rider.

In cases where the Code does not allow the life expectancy of a natural person to be used to calculate the required minimum distribution amount (e.g., ownership by a trust or a charity), we will calculate the life expectancy RMD amount calculated by us as zero in all years. The life expectancy required minimum distribution amount calculated by us will also equal zero in all years.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  99

APPENDIX H: GUARANTOR(SM) WITHDRAWAL BENEFIT -- RIDER B DISCLOSURE

GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

The Guarantor(SM) Withdrawal Benefit rider is an optional benefit that was offered for an additional annual charge if:

o     you purchased your contract prior to April 29, 2005(1);

o     the rider was available in your state; and

o you and the annuitant were 79 or younger on the date the contract was issued.

You must elect the Guarantor(SM) Withdrawal Benefit rider when you purchase your contract (original rider). This benefit may not be available in your state. The original rider you receive at contract issue offers an elective annual step-up and any withdrawal after a step up during the first three years is considered an excess withdrawal, as described below. The rider effective date of the original rider is the contract issue date.

We will offer you the option of replacing the original rider with a new Guarantor(SM) Withdrawal Benefit (enhanced rider), if available in your state. The enhanced rider offers an automatic annual step-up and a withdrawal after a step up during the first three years is not necessarily an excess withdrawal, as described below. The effective date of the enhanced rider will be the contract issue date except for the automatic step-up which will apply to contract anniversaries that occur after you accept the enhanced rider. The descriptions below apply to both the original and enhanced riders unless otherwise noted.

The Guarantor(SM) Withdrawal Benefit initially provides a guaranteed minimum withdrawal benefit that gives you the right to take limited partial withdrawals in each contract year that over time will total an amount equal to your purchase payments plus any purchase payment credits. Certain withdrawals and step ups, as described below, can cause the initial guaranteed withdrawal benefit to change. The guarantee remains in effect if your partial withdrawals in a contract year do not exceed the allowed amount. As long as your withdrawals in each contract year do not exceed the allowed amount, you will not be assessed a withdrawal charge. Under the original rider, the allowed amount is the Guaranteed Benefit Payment (GBP - the amount you may withdraw under the terms of the rider in each contract year, subject to certain restrictions prior to the third contract anniversary, as described below). Under the enhanced rider, the allowed amount is equal to 7% of purchase payments and purchase payment credits for the first three years, and the GBP in all other years.

If you withdraw an amount greater than the allowed amount in a contract year, we call this an "excess withdrawal" under the rider. If you make an excess withdrawal under the rider:

o withdrawal charges, if applicable, will apply only to the amount of the withdrawal that exceeds the allowed amount;

o     the guaranteed benefit amount will be adjusted as described below; and

o     the remaining benefit amount will be adjusted as described below.

(1) In previous disclosure, we have referred to this rider as Rider B. This rider is no longer available for purchase. See the Guarantor Withdrawal Benefit for Life(SM) and Guarantor(SM) Withdrawal Benefit sections in this prospectus for information about currently offered versions of this benefit. See the rider attached to your contract for the actual terms of the benefit you purchased.

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge (see "Charges --Withdrawal Charge"). Market value adjustments, if applicable, will also be made (see "Guarantee Period Accounts (GPAs) -- Market Value Adjustment"). We pay you the amount you request. Any partial withdrawals you take under the contract will reduce the value of the death benefits (see "Benefits in Case of Death"). Upon full withdrawal of the contract, you will receive the remaining contract value less any applicable charges (see "Withdrawals").

Once elected, the Guarantor(SM) Withdrawal Benefit rider may not be cancelled and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero (described below) or annuity payouts begin. If you select the Guarantor(SM) Withdrawal Benefit rider, you may not select an Income Assurer Benefit(SM) rider or the Accumulation Protector Benefit(SM) rider. If you exercise the annual step up election (see "Elective Step Up" and "Annual Step Up" below), the special spousal continuation step up election (see "Spousal Continuation and Special Spousal Continuation Step Up" below) or change your Portfolio Navigator model portfolio, the rider charge may change (see "Charges").

You should consider whether the Guarantor(SM) Withdrawal Benefit is appropriate for you because:

o USE OF ASSET ALLOCATION PROGRAM REQUIRED: You must participate in the asset allocation program (see "Making the Most of Your Contract -- Asset Allocation Program"), however, you may elect to participate in the Portfolio Navigator program after May 1, 2006 (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). The Portfolio Navigator program and the asset allocation program limit your choice of subaccounts, one-year fixed account and GPAs (if available) to those that are in the model portfolio you select. This means you will not be able to allocate contract value to all of the subaccounts, GPAs or the one-year fixed account that are available under the contract to contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Asset Allocation Program and Portfolio Navigator Asset Allocation Program.");



------------------------------------------------------------------------------

100  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

o TAX CONSIDERATIONS FOR NON-QUALIFIED ANNUITIES: Withdrawals before age 59 1/2 may incur a 10% IRS early withdrawal penalty and may be considered taxable income;

o TAX CONSIDERATIONS FOR QUALIFIED ANNUITIES: Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). If you have a qualified annuity, you may need to take an RMD. If you make a withdrawal in any contract year to satisfy an RMD, this may constitute an excess withdrawal, as defined below, and the excess withdrawal procedures described below will apply. Under the terms of the enhanced rider, we allow you to satisfy the RMD based on the life expectancy RMD for your contract and the requirements of the Code and regulations in effect when you purchase your contract, without the withdrawal being treated as an excess withdrawal. It is our current administrative practice to make the same accommodation under the original rider, however, we reserve the right to discontinue our administrative practice and will give you 30 days' written notice of any such change. See Appendix I for additional information. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation;

o LIMITATIONS ON TSAs: Your right to take withdrawals is restricted if your contract is a TSA (see "TSA -- Special Withdrawal Provisions"). Therefore, the Guarantor(SM) Withdrawal Benefit rider may be of limited value to you. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation;

o LIMITATIONS ON PURCHASE PAYMENTS: We reserve the right to limit the cumulative amount of purchase payments.

o INTERACTION WITH THE TOTAL FREE AMOUNT (TFA) CONTRACT PROVISION: The TFA is the amount you are allowed to withdraw in each contract year without incurring a withdrawal charge (see "Charges -- Withdrawal Charge"). The TFA may be greater than GBP under this rider. Any amount you withdraw in a contract year under the contract's TFA provision that exceeds the GBP is subject to the excess withdrawal procedures for the GBA and RBA described below.

THE TERMS "GUARANTEED BENEFIT AMOUNT" AND "REMAINING BENEFIT AMOUNT" ARE DESCRIBED BELOW. EACH IS USED IN THE OPERATION OF THE GBP, THE RBP, THE ELECTIVE STEP UP, THE ANNUAL STEP UP, THE SPECIAL SPOUSAL CONTINUATION STEP UP AND THE GUARANTOR(SM) WITHDRAWAL BENEFIT ANNUITY PAYOUT OPTION.

GUARANTEED BENEFIT AMOUNT

The Guaranteed Benefit Amount (GBA) is equal to the initial purchase payment, plus any purchase payment credits, adjusted for subsequent purchase payments, any purchase payment credits, partial withdrawals in excess of the GBP, and step ups. The maximum GBA is $5,000,000.

The GBA is determined at the following times:

o At contract issue -- the GBA is equal to the initial purchase payment, plus any purchase payment credit;

o When you make additional purchase payments -- each additional purchase payment plus any purchase payment credit has its own GBA equal to the amount of the purchase payment plus any purchase payment credit. The total GBA when an additional purchase payment and purchase payment credit are added is the sum of the individual GBAs immediately prior to the receipt of the additional purchase payment, plus the GBA associated with the additional purchase payment;

o At step up -- (see "Elective Step Up" and "Annual Step Up" headings below).

o     When you make a partial withdrawal:

      a) and all of your withdrawals in the current contract year, including the current withdrawal, are less than or equal to the GBP -- the GBA remains unchanged. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups;

      b) and all of your withdrawals in the current contract year, including the current withdrawal, are greater than the GBP -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE GBA. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups:

      c) under the original rider in a contract year after a step up but before the third contract anniversary -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE GBA. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups:

GBA EXCESS WITHDRAWAL PROCEDURE

The total GBA will automatically be reset to the lesser of (a) the total GBA immediately prior to the withdrawal; or (b) the contract value immediately following the withdrawal. If there have been multiple purchase payments, each payment's GBA after the withdrawal will be reset to equal that payment's RBA after the withdrawal plus (a) times (b), where:

(a) is the ratio of the total GBA after the withdrawal less the total RBA after the withdrawal to the total GBA before the withdrawal less the total RBA after the withdrawal; and

(b) is each payment's GBA before the withdrawal less that payment's RBA after the withdrawal.



------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  101

REMAINING BENEFIT AMOUNT

The remaining benefit amount (RBA) at any point is the total guaranteed amount available for future partial withdrawals. The maximum RBA is $5,000,000.

The RBA is determined at the following times:

o At contract issue -- the RBA is equal to the initial purchase payment plus any purchase payment credit;

o When you make additional purchase payments -- each additional purchase payment plus any purchase payment credit has its own RBA equal to the amount of the purchase payment plus any purchase payment credit. The total RBA when an additional purchase payment and purchase payment credit are added is the sum of the individual RBAs immediately prior to the receipt of the additional purchase payment, plus the RBA associated with the additional payment;

o At step up -- (see "Elective Step Up" and "Annual Step Up" headings below).

o     When you make a partial withdrawal:

      a) and all of your withdrawals in the current contract year, including the current withdrawal, are less than or equal to the GBP -- the RBA becomes the RBA immediately prior to the partial withdrawal, less the partial withdrawal. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

      b) and all of your withdrawals in the current contract year, including the current withdrawal, are greater than the GBP -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE RBA. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

      c) under the original rider after a step up but before the third contract anniversary -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE RBA. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

RBA EXCESS WITHDRAWAL PROCEDURE

The RBA will automatically be reset to the lesser of (a) the contract value immediately following the withdrawal, or (b) the RBA immediately prior to the withdrawal, less the amount of the withdrawal.

If there have been multiple purchase payments, any reduction of the RBA will be taken out of each payment's RBA in the following manner:

The withdrawal amount up to the remaining benefit payment (defined below) is taken out of each RBA bucket in proportion to its remaining benefit payment at the time of the withdrawal; and the withdrawal amount above the remaining benefit payment and any amount determined by the excess withdrawal procedure are taken out of each RBA bucket in proportion to its RBA at the time of the withdrawal.

GUARANTEED BENEFIT PAYMENT

Under the original rider, the GPB is the amount you may withdraw under the terms of the rider in each contract year, subject to certain restrictions prior to the third anniversary.

Under the enhanced rider, the GBP is the withdrawal amount that you are entitled to take each contract year after the third anniversary until the RBA is depleted.

Under both the original and enhanced riders, the GBP is the lesser of (a) 7% of the GBA; or (b) the RBA.

If you withdraw less than the GBP in a contract year, there is no carry over to the next contract year.

REMAINING BENEFIT PAYMENT

Under the original rider, at the beginning of each contract year, the remaining benefit payment (RBP) is set as the lesser of (a) the GBP, or (b) the RBA.

Under the enhanced rider, at the beginning of each contract year, during the first three years and prior to any withdrawal, the RBP for each purchase payment is set equal to that purchase payment plus any purchase payment credit, multiplied by 7%. At the beginning of any other contract year, each individual RBP is set equal to each individual GBP.

Each additional purchase payment has its own RBP established equal to that payment's GBP. The total RBP is equal to the sum of the individual RBPs.

Whenever a partial withdrawal is made, the RBP equals the RBP immediately prior to the partial withdrawal less the amount of the partial withdrawal, but not less than zero.



------------------------------------------------------------------------------

102  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

ELECTIVE STEP UP (UNDER THE ORIGINAL RIDER ONLY)

You have the option to increase the RBA, the GBA, the GBP and the RBP beginning with the first contract anniversary. An annual elective step up option is available for 30 days after the contract anniversary. The elective step up option allows you to step up the remaining benefit amount and guaranteed benefit amount to the contract value on the valuation date we receive your written request to step up.

The elective step up is subject to the following rules:

o if you do not take any withdrawals during the first three contract years, you may step up annually beginning with the first contract anniversary;

o if you take any withdrawals during the first three contract years, the annual elective step up will not be available until the third contract anniversary;

o if you step up on the first or second contract anniversary but then take a withdrawal prior to the third contract anniversary, you will lose any prior step ups and the withdrawal will be considered an excess withdrawal subject to the GBA and RBA excess withdrawal procedures discussed under the "Guaranteed Benefit Amount" and "Remaining Benefit Amount" headings above; and

o you may take withdrawals on or after the third contract anniversary without reversal of previous step ups.

You may only step up if your contract anniversary value is greater than the RBA. The elective step up will be determined as follows:

o     The effective date of the elective step up is the contract anniversary.

o The RBA will be increased to an amount equal to the contract anniversary value.

o The GBA will be increased to an amount equal to the greater of (a) the GBA immediately prior to the elective step up; or (b) the contract anniversary value.

o The GBP will be increased to an amount equal to the greater of (a) the GBP immediately prior to the elective step up; or (b) 7% of the GBA after the elective step up.

o The RBP will be increased to the lesser of (a) the RBA after the elective step up; or (b) the GBP after the elective step up.

You may elect a step up only once each contract year within 30 days after the contract anniversary. Once a step up has been elected, another step up may not be elected until the next contract anniversary.

ANNUAL STEP UP (UNDER THE ENHANCED RIDER ONLY)

Beginning with the first contract anniversary after you accept the enhanced rider, an increase of the RBA, the GBA, the GBP and the RBP may be available. A step up does not create contract value, guarantee performance of any investment options, or provide a benefit that can be withdrawn or paid upon death. Rather, a step up determines the current values of the GBA, RBA, GBP, and RBP, and may extend the payment period or increase allowable payment.

The annual step up is subject to the following rules:

o The annual step up is available when the RBA would increase on the step up date. The applicable step up date depends on whether the annual step up is applied on an automatic or elective basis.

o If the application of the step does not increase the rider charge, the annual step up will be automatically applied to your contract and the step up date is the contract anniversary date.

o If the application of the step up would increase the rider charge, the annual step up is not automatically applied. Instead, you have the option to step up for 30 days after the contract anniversary. If you exercise the elective annual step up option, you will pay the rider charge in effect on the step up date. If you wish to exercise the elective annual step up option, we must receive a request from you or your investment professional. The step up date is the date we receive your request to step up. If your request is received after the close of business, the step up date will be the next valuation day.

o     Only one step up is allowed each contract year.

o If you take any withdrawals during the first three contract years, any previously applied step ups will be reversed and the annual step up will not be available until the third contract anniversary;

o You may take withdrawals on or after the third contract anniversary without reversal of previous step ups.



------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  103

The annual step up will be determined as follows:

o The RBA will be increased to an amount equal to the contract value on the step up date.

o The GBA will be increased to an amount equal to the greater of (a) the GBA immediately prior to the annual step up; or (b) the contract value on the step up date.

o The GBP will be calculated as described earlier, but based on the increased GBA and RBA.

o     The RBP will be reset as follows:

      (a) Prior to any withdrawals during the first three years, the RBP will not be affected by the step up.

      (b) At any other time, the RBP will be reset as the increased GBP less all prior withdrawals made during the current contract year, but never less than zero.

SPOUSAL CONTINUATION AND SPECIAL SPOUSAL CONTINUATION STEP UP

If a surviving spouse elects to continue the contract, this rider also continues. The spousal continuation step up is in addition to the elective step up or the annual step up.

A spousal continuation step up occurs automatically when the spouse elects to continue the contract. The rider charge will not change upon this automatic step up.

Under this step up, the RBA will be reset to the greater of the RBA on the valuation date we receive the spouse's written request to continue the contract and the death benefit that would otherwise have been paid; the GBA will be reset to the greater of the GBA on the valuation date we receive the spouse' written request to continue the contract and the death benefit that would otherwise have been paid.

GUARANTOR(SM) WITHDRAWAL BENEFIT ANNUITY PAYOUT OPTION

Several annuity payout plans are available under the contract. In addition to these annuity payout plans, a fixed annuity payout option is available under the Guarantor(SM) Withdrawal Benefit.

Under this option the amount payable each year will be equal to the future schedule of GBPs, but the total amount paid over the life of the annuity will not exceed the current total RBA at the time you begin this fixed annuity option. These annualized amounts will be paid in the frequency that you elect. The frequencies will be among those offered by us at that time but will be no less frequent than annually. If, at the death of the owner, total payments have been made for less than the RBA, the remaining payments will be paid to the beneficiary (see "The Annuity Payout Period" and "Taxes").

This annuity payout option may also be elected by the beneficiary of a contract as a settlement option. Whenever multiple beneficiaries are designated under the contract, each such beneficiary's share of the proceeds if they elect this option will be in proportion to their applicable designated beneficiary percentage. Beneficiaries of nonqualified contracts may elect this settlement option subject to the distribution requirements of the contract. We reserve the right to adjust the future schedule of GBPs if necessary to comply with the Code.

IF CONTRACT VALUE REDUCES TO ZERO

If the contract value reduces to zero and the RBA remains greater than zero, the following will occur:

o     you will be paid according to the annuity payout option described above;

o     we will no longer accept additional purchase payments;

o     you will no longer be charged for the rider;

o     any attached death benefit riders will terminate; and

o the death benefit becomes the remaining payments under the annuity payout option described above.

If the contract value falls to zero and the RBA is depleted, the Guarantor(SM) Withdrawal Benefit rider and the contract will terminate.

For an example, see Appendix J.



------------------------------------------------------------------------------

104  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

APPENDIX I: GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER --
ADDITIONAL RMD DISCLOSURE

This appendix describes our current administrative practice for determining the amount of withdrawals in any contract year which an owner may take under the Guarantor(SM) Withdrawal Benefit rider (including Riders A and B) to satisfy the RMD rules under 401(a)(9) of the Code without application of the excess withdrawal procedures described in the rider. We reserve the right to discontinue this administrative practice at any time upon 30 days' written notice to you.

For owners subject to RMD rules under Section 401(a)(9) amounts you withdraw to satisfy these rules will not prompt excess withdrawal processing, subject to the following rules:

(1) If your Annual Life Expectancy Required Minimum Distribution Amount (ALERMDA) is greater than the RBP from the beginning of the current contract year, an Additional Benefit Amount (ABA) will be set equal to that portion of your ALERMDA that exceeds the RBP.

(2) Any withdrawals taken in a contract year will count first against and reduce the RBP for that contract year.

(3) Once the RBP for the current contract year has been depleted, any additional amounts withdrawn will count against and reduce any ABA. These withdrawals will not be considered excess withdrawals as long as they do not exceed the remaining ABA.

(4) Once the ABA has been depleted, any additional withdrawal amounts will be considered excess withdrawals and will initiate the excess withdrawal processing described in the Guarantor(SM) Withdrawal Benefit rider.

The Annual Life Expectancy Required Minimum Distribution Amount (ALERMDA) is:

(1)  determined by us each calendar year;

(2) based solely on the value of the contract to which the Guarantor(SM) Withdrawal Benefit rider is attached as of the date we make the determination; and

(3) based on the company's understanding and interpretation of the requirements for life expectancy distributions intended to satisfy the required minimum distribution rules under Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, on the effective date of this prospectus to:

            1.    an individual retirement annuity (Section 408(b));

            2.    a Roth individual retirement account (Section 408A);

            3.    a Simplified Employee Pension plan (Section 408(k));

            4.    a tax-sheltered annuity rollover (Section 403(b)).

In the future, the requirements under the Code for such distributions may change and the life expectancy amount calculation provided under your Guarantor(SM) Withdrawal Benefit rider may not be sufficient to satisfy the requirements under the Code for these types of distributions. In such a situation, amounts withdrawn to satisfy such distribution requirements will exceed your RBP amount and may result in the reduction of your GBA and RBA as described under the excess withdrawal provision of the rider.

In cases where the Code does not allow the life expectancy of a natural person to be used to calculate the required minimum distribution amount (e.g. ownership by a trust or a charity), we will calculate the life expectancy RMD amount calculated by us as zero in all years. The life expectancy required minimum distribution amount calculated by us will also equal zero in all years.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  105

APPENDIX J: EXAMPLE -- GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

EXAMPLE OF THE GUARANTOR(SM) WITHDRAWAL BENEFIT -- THIS EXAMPLE ILLUSTRATES BOTH RIDER A (SEE "OPTIONAL BENEFITS") AND RIDER B (SEE APPENDIX H).

ASSUMPTION:

o  You purchase the contract with a payment of $100,000 on Jan. 1, 2006.

   The Guaranteed Benefit Amount (GBA) equals your purchase payment:                $100,000
   The Guaranteed Benefit Payment (GBP) equals 7% of your GBA:
      0.07 x $100,000 =                                                             $  7,000
   The Remaining Benefit Amount (RBA) equals your purchase payment:                 $100,000
   On Jan. 1, 2007 the contract value grows to $110,000. You decide to step up your benefit.
   The RBA equals 100% of your contract value:                                      $110,000
   The GBA equals 100% of your contract value:                                      $110,000
   The GBP equals 7% of your stepped-up GBA:
      0.07 x $110,000 =                                                             $  7,700
   On July 1, 2009 you decide to take a partial withdrawal of $7,700.
   You took a partial withdrawal equal to your GBP, so your RBA equals the prior RBA less the amount of the partial withdrawal:
      $110,000 - $7,700 =                                                           $102,300
   The GBA equals the GBA immediately prior to the partial withdrawal:              $110,000
   The GBP equals 7% of your GBA:
      0.07 x $110,000 =                                                             $  7,700
   On Jan. 1, 2010 you make an additional purchase payment of $50,000.
   The new RBA for the contract is equal to your prior RBA plus 100%
   of the additional purchase payment:
      $102,300 + $50,000 =                                                          $152,300
   The new GBA for the contract is equal to your prior GBA plus 100%
   of the additional purchase payment:
      $110,000 + $50,000 =                                                          $160,000
   The new GBP for the contract is equal to your prior GBP plus 7% of the additional purchase payment:
      $7,700 + $3,500 =                                                             $ 11,200
   On Jan. 1, 2011 your contract value grows to $200,000. You decide to step up your benefit.
   The RBA equals 100% of your contract value:                                      $200,000
   The GBA equals 100% of your contract value:                                      $200,000
   The GBP equals 7% of your stepped-up GBA:
      0.07 x $200,000 =                                                             $ 14,000


------------------------------------------------------------------------------

106  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

   On July 1, 2012 your contract value grows to $230,000. You decide to take a partial withdrawal of $20,000. You took more than your GBP of $14,000 so your RBA gets reset to the lesser of:
      (1) your contract value immediately following the partial withdrawal;
             $230,000 - $20,000 =                                                   $210,000
      OR
      (2) your prior RBA less the amount of the partial withdrawal.
             $200,000 - $20,000 =                                                   $180,000
   Reset RBA = lesser of (1) or (2) =                                               $180,000
   The GBA gets reset to the lesser of:
      (1) your prior GBA                                                            $200,000
      OR
      (2) your contract value immediately following the partial withdrawal;
             $230,000 - $20,000 =                                                   $210,000
   Reset GBA = lesser of (1) or (2) =                                               $200,000
   The Reset GBP is equal to 7% of your Reset GBA:
      0.07 x $200,000 =                                                             $ 14,000
   On July 1, 2015 your contract value falls to $175,000. You decide to take a partial withdrawal of $25,000. You took more than your
   GBP of $14,000 so your RBA gets reset to the lesser of:
      (1) your contract value immediately following the partial withdrawal;
             $175,000 - $25,000 =                                                   $150,000
      OR
      (2) your prior RBA less the amount of the partial withdrawal.
             $180,000 - $25,000 =                                                   $155,000
   Reset RBA = lesser of (1) or (2) =                                               $150,000
   The GBA gets reset to the lesser of:
      (1) your prior GBA;                                                           $200,000
      OR
      (2) your contract value immediately following the partial withdrawal;
             $175,000 - $25,000 =                                                   $150,000
   Reset GBA = lesser of (1) or (2) =                                               $150,000
   The Reset GBP is equal to 7% of your Reset GBA:
      0.07 x $150,000 =                                                             $ 10,500


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  107

APPENDIX K: EXAMPLE -- INCOME ASSURER BENEFIT(SM) RIDERS

The purpose of these examples is to illustrate the operation of the Income Assurer Benefit(SM) Riders. The examples compare payouts available under the contract's standard annuity payout provisions with annuity payouts available under the riders based on the same set of assumptions. THE CONTRACT VALUES SHOWN ARE HYPOTHETICAL AND DO NOT REPRESENT PAST OR FUTURE PERFORMANCE. Actual contract values may be more or less than those shown and will depend on a number of factors, including but not limited to the investment experience of the subaccounts (referred to in the riders as "protected investment options") and the fees and charges that apply to your contract.

For each of the riders, we provide two annuity payout plan comparisons based on the hypothetical contract values we have assumed. The first comparison assumes that you select annuity payout Plan B, Life Annuity with 10 Years Certain. The second comparison assumes that you select annuity payout Plan D, Joint and Last Survivor Annuity - No Refund.

Remember that the riders require you to choose a Portfolio Navigator model portfolio. The riders are intended to offer protection against market volatility in the subaccounts (protected investment options). Some Portfolio Navigator asset allocation model portfolios include protected investment options and excluded investment options (RiverSource Variable Portfolio - Cash Management Fund, and if available under the contract, GPAs and the one-year fixed account). Excluded investment options are not included in calculating the 5% variable account floor under the Income Assurer Benefit(SM) - 5% Accumulation Benefit Base rider and the Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base rider. Because the examples which follow are based on hypothetical contract values, they do not factor in differences in Portfolio Navigator model portfolios.

ASSUMPTIONS:

o     You purchase the contract with a payment of $100,000; and

o you invest all contract value in the subaccounts (protected investment options); and

o you make no additional purchase payments, partial withdrawals or changes in model portfolio; and

o     the annuitant is male and age 55 at contract issue; and

o     the joint annuitant is female and age 55 at contract issue.

EXAMPLE -- INCOME ASSURER BENEFIT(SM) - MAV

Based on the above assumptions and taking into account fluctuations in contract value due to market conditions, we calculate the guaranteed income benefit base as:

                  ASSUMED                   MAXIMUM             GUARANTEED
 CONTRACT        CONTRACT     PURCHASE    ANNIVERSARY             INCOME
ANNIVERSARY        VALUE      PAYMENTS   VALUE (MAV)(1)    BENEFIT BASE - MAV(2)
--------------------------------------------------------------------------------
    1            $108,000     $100,000      $108,000            $108,000
    2             125,000         none       125,000             125,000
    3             132,000         none       132,000             132,000
    4             150,000         none       150,000             150,000
    5              85,000         none       150,000             150,000
    6             121,000         none       150,000             150,000
    7             139,000         none       150,000             150,000
    8             153,000         none       153,000             153,000
    9             140,000         none       153,000             153,000
   10             174,000         none       174,000             174,000
   11             141,000         none       174,000             174,000
   12             148,000         none       174,000             174,000
   13             208,000         none       208,000             208,000
   14             198,000         none       208,000             208,000
   15             203,000         none       208,000             208,000
--------------------------------------------------------------------------------

(1) The MAV is limited after age 81, but the guaranteed income benefit base may increase if the contract value increases.

(2) The Guaranteed Income Benefit Base - MAV is a calculated number, not an amount that can be withdrawn. The Guaranteed Income Benefit Base - MAV does not create contract value or guarantee the performance of any investment option.


------------------------------------------------------------------------------

108  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

PLAN B - LIFE ANNUITY WITH 10 YEARS CERTAIN

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan B
- Life Annuity with 10 Years Certain would be:

                               STANDARD PROVISIONS                                       IAB - MAV PROVISIONS
              ---------------------------------------------------------------------------------------------------------------------
 CONTRACT                         NEW TABLE(1)          OLD TABLE(1)                         NEW TABLE(1)          OLD TABLE(1)
ANNIVERSARY       ASSUMED      PLAN B - LIFE WITH    PLAN B - LIFE WITH      IAB - MAV    PLAN B - LIFE WITH    PLAN B - LIFE WITH
AT EXERCISE   CONTRACT VALUE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)   BENEFIT BASE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)
-----------------------------------------------------------------------------------------------------------------------------------
    10           $174,000          $   772.56            $   774.30           $174,000         $   772.56            $   774.30
    11            141,000              641.55                642.96            174,000             791.70                793.44
    12            148,000              691.16                692.64            174,000             812.58                814.32
    13            208,000              996.32                998.40            208,000             996.32                998.40
    14            198,000              974.16                976.14            208,000           1,023.36              1,025.44
    15            203,000            1,025.15              1,027.18            208,000           1,050.40              1,052.48
-----------------------------------------------------------------------------------------------------------------------------------

(1) Effective May 1, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to May 1, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after May 1, 2006, the table used under rider depends on which state you live in. Ask your investment professional which version of the rider, if any, is available in your state.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

PLAN D - JOINT AND LAST SURVIVOR LIFE ANNUITY - NO REFUND

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan D
- Joint and Last Survivor Life Annuity - No Refund would be:

                                STANDARD PROVISIONS                                     IAB - MAV PROVISIONS
             -----------------------------------------------------------------------------------------------------------------------
 CONTRACT                        NEW TABLE(1)          OLD TABLE(1)                         NEW TABLE(1)           OLD TABLE(1)
ANNIVERSARY      ASSUMED         PLAN D - LAST         PLAN D - LAST        IAB - MAV       PLAN D - LAST          PLAN D - LAST
AT EXERCISE  CONTRACT VALUE  SURVIVOR NO REFUND(2) SURVIVOR NO REFUND(2)  BENEFIT BASE  SURVIVOR NO REFUND(2)  SURVIVOR NO REFUND(2)
------------------------------------------------------------------------------------------------------------------------------------
    10          $174,000            $629.88               $622.92           $174,000            $629.88                $622.92
    11           141,000             521.70                516.06            174,000             643.80                 636.84
    12           148,000             559.44                553.52            174,000             657.72                 650.76
    13           208,000             807.04                796.64            208,000             807.04                 796.64
    14           198,000             786.06                778.14            208,000             825.76                 817.44
    15           203,000             826.21                818.09            208,000             846.56                 838.24
------------------------------------------------------------------------------------------------------------------------------------

(1) Effective May 1, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to May 1, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after May 1, 2006, the table used under rider depends on which state you live in. Ask your investment professional which version of the rider, if any, is available in your state.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

NOTE: In the above examples, if you elected to begin receiving annuity payouts within 30 days after the 10th or the 13th contract anniversary, you would not benefit from the rider because the monthly annuity payout in these examples is the same as under the standard provisions of the contract. Because the examples are based on assumed contract values, not actual investment results, you should not conclude from the examples that the riders will provide higher payments more frequently than the standard provisions of the contract.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  109

EXAMPLE -- INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION BENEFIT BASE

Based on the above assumptions and taking into account fluctuations in contract value due to market conditions, we calculate the guaranteed income benefit base as:

                                                                                   GUARANTEED
                                                                                     INCOME
                        ASSUMED                                                   BENEFIT BASE -
 CONTRACT              CONTRACT            PURCHASE         5% ACCUMULATION      5% ACCUMULATION
ANNIVERSARY              VALUE             PAYMENTS         BENEFIT BASE(1)      BENEFIT BASE(2)
-------------------------------------------------------------------------------------------------
    1                 $108,000             $100,000            $105,000              $108,000
    2                  125,000                 none             110,250               125,000
    3                  132,000                 none             115,763               132,000
    4                  150,000                 none             121,551               150,000
    5                   85,000                 none             127,628               127,628
    6                  121,000                 none             134,010               134,010
    7                  139,000                 none             140,710               140,710
    8                  153,000                 none             147,746               153,000
    9                  140,000                 none             155,133               155,133
   10                  174,000                 none             162,889               174,000
   11                  141,000                 none             171,034               171,034
   12                  148,000                 none             179,586               179,586
   13                  208,000                 none             188,565               208,000
   14                  198,000                 none             197,993               198,000
   15                  203,000                 none             207,893               207,893
-------------------------------------------------------------------------------------------------

(1) The 5% Accumulation Benefit Base value is limited after age 81, but the guaranteed income benefit base may increase if the contract value increases.

(2) The Guaranteed Income Benefit Base - 5% Accumulation Benefit Base is a calculated number, not an amount that can be withdrawn. The Guaranteed
      Income Benefit Base 5% Accumulation Benefit Base does not create contract value or guarantee the performance of any investment option.

PLAN B - LIFE ANNUITY WITH 10 YEARS CERTAIN

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan B
- Life Annuity with 10 Years Certain would be:

                                 STANDARD PROVISIONS                                      IAB - 5% RF PROVISIONS
              --------------------------------------------------------------------------------------------------------------------
 CONTRACT                         NEW TABLE(1)          OLD TABLE(1)                         NEW TABLE(1)         OLD TABLE(1)
ANNIVERSARY       ASSUMED      PLAN B - LIFE WITH    PLAN B - LIFE WITH    IAB - 5% RF    PLAN B - LIFE WITH   PLAN B - LIFE WITH
AT EXERCISE   CONTRACT VALUE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)  BENEFIT BASE    10 YEARS CERTAIN(2)  10 YEARS CERTAIN(2)
----------------------------------------------------------------------------------------------------------------------------------
    10           $174,000          $   772.56            $   774.30         $174,000            $   772.56          $   774.30
    11            141,000              641.55                642.96          171,034                778.20              779.91
    12            148,000              691.16                692.64          179,586                838.66              840.46
    13            208,000              996.32                998.40          208,000                996.32              998.40
    14            198,000              974.16                976.14          198,000                974.16              976.14
    15            203,000            1,025.15              1,027.18          207,893              1,049.86            1,051.94
----------------------------------------------------------------------------------------------------------------------------------

(1) Effective May 1, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to May 1, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after May 1, 2006, the table used under rider depends on which state you live in. Ask your investment professional which version of the rider, if any, is available in your state.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.


------------------------------------------------------------------------------

110  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

PLAN D - JOINT AND LAST SURVIVOR LIFE ANNUITY - NO REFUND

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan D
- Joint and Last Survivor Life Annuity - No Refund would be:

                                 STANDARD PROVISIONS                                        IAB - 5% RF PROVISIONS
             -----------------------------------------------------------------------------------------------------------------------
 CONTRACT                        NEW TABLE(1)           OLD TABLE(1)                        NEW TABLE(1)           OLD TABLE(1)
ANNIVERSARY      ASSUMED         PLAN D - LAST          PLAN D - LAST      IAB - 5% RF      PLAN D - LAST          PLAN D - LAST
AT EXERCISE  CONTRACT VALUE  SURVIVOR NO REFUND(2)  SURVIVOR NO REFUND(2) BENEFIT BASE  SURVIVOR NO REFUND(2)  SURVIVOR NO REFUND(2)
------------------------------------------------------------------------------------------------------------------------------------
    10          $174,000            $629.88                $622.92          $174,000            $629.88              $622.92
    11           141,000             521.70                 516.06           171,034             632.83               625.98
    12           148,000             559.44                 553.52           179,586             678.83               671.65
    13           208,000             807.04                 796.64           208,000             807.04               796.64
    14           198,000             786.06                 778.14           198,000             786.06               778.14
    15           203,000             826.21                 818.09           207,893             846.12               837.81
------------------------------------------------------------------------------------------------------------------------------------

(1) Effective May 1, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to May 1, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after May 1, 2006, the table used under rider depends on which state you live in. Ask your investment professional which version of the rider, if any, is available in your state.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

NOTE: In the above examples, if you elected to begin receiving annuity payouts within 30 days after the 10th, 13th or the 14th contract anniversary, you would not benefit from the rider because the monthly annuity payout in these examples is the same as under the standard provisions of the contract. Because the examples are based on assumed contract values, not actual investment results, you should not conclude from the examples that the riders will provide higher payments more frequently than the standard provisions of the contract.

EXAMPLE -- INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION BENEFIT BASE

Based on the above assumptions and taking into account fluctuations in contract value due to market conditions, we calculate the guaranteed income benefit base as:

                                                                                         GUARANTEED
                                                                                           INCOME
                                                                                       BENEFIT BASE -
                                                                                         GREATER OF
                        ASSUMED                      MAXIMUM                             MAV OR 5%
  CONTRACT             CONTRACT       PURCHASE     ANNIVERSARY    5% ACCUMULATION       ACCUMULATION
 ANNIVERSARY             VALUE        PAYMENTS      VALUE(1)      BENEFIT BASE(1)     BENEFIT BASE(2)
------------------------------------------------------------------------------------------------------
     1                 $108,000      $100,000       $108,000         $105,000            $108,000
     2                  125,000          none        125,000          110,250             125,000
     3                  132,000          none        132,000          115,763             132,000
     4                  150,000          none        150,000          121,551             150,000
     5                   85,000          none        150,000          127,628             150,000
     6                  121,000          none        150,000          134,010             150,000
     7                  139,000          none        150,000          140,710             150,000
     8                  153,000          none        153,000          147,746             153,000
     9                  140,000          none        153,000          155,133             155,133
    10                  174,000          none        174,000          162,889             174,000
    11                  141,000          none        174,000          171,034             174,000
    12                  148,000          none        174,000          179,586             179,586
    13                  208,000          none        208,000          188,565             208,000
    14                  198,000          none        208,000          197,993             208,000
    15                  203,000          none        208,000          207,893             208,000
------------------------------------------------------------------------------------------------------

(1) The MAV and 5% Accumulation Benefit Base are limited after age 81, but the guaranteed income benefit base may increase if the contract value increases.

(2)   The Guaranteed Income Benefit Base - Greater of MAV or 5% Accumulation
      Benefit Base is a calculated number, not an amount that can be withdrawn. The Guaranteed Income Benefit Base - Greater of MAV or 5%
      Accumulation Benefit Base does not create contract value or guarantee the performance of any investment option.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  111

PLAN B -- LIFE ANNUITY WITH 10 YEARS CERTAIN

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan B
- Life Annuity with 10 Years Certain would be:

                                 STANDARD PROVISIONS                                      IAB - MAX PROVISIONS
              --------------------------------------------------------------------------------------------------------------------
 CONTRACT                         NEW TABLE(1)          OLD TABLE(1)                         NEW TABLE(1)         OLD TABLE(1)
ANNIVERSARY       ASSUMED      PLAN B - LIFE WITH    PLAN B - LIFE WITH    IAB - MAX      PLAN B - LIFE WITH   PLAN B - LIFE WITH
AT EXERCISE   CONTRACT VALUE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)  BENEFIT BASE    10 YEARS CERTAIN(2)  10 YEARS CERTAIN(2)
----------------------------------------------------------------------------------------------------------------------------------
    10           $174,000          $   772.56            $   774.30         $174,000           $   772.56          $   774.30
    11            141,000              641.55                642.96          174,000               791.70              793.44
    12            148,000              691.16                692.64          179,586               838.66              840.46
    13            208,000              996.32                998.40          208,000               996.32              998.40
    14            198,000              974.16                976.14          208,000             1,023.36            1,025.44
    15            203,000            1,025.15              1,027.18          208,000             1,050.40            1,052.48
----------------------------------------------------------------------------------------------------------------------------------

(1) Effective May 1, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to May 1, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after May 1, 2006, the table used under rider depends on which state you live in. Ask your investment professional which version of the rider, if any, is available in your state.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

PLAN D - JOINT AND LAST SURVIVOR LIFE ANNUITY - NO REFUND

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan D
- Joint and Last Survivor Life Annuity - No Refund would be:

                                 STANDARD PROVISIONS                                        IAB - MAX PROVISIONS
             -----------------------------------------------------------------------------------------------------------------------
 CONTRACT                        NEW TABLE(1)           OLD TABLE(1)                        NEW TABLE(1)           OLD TABLE(1)
ANNIVERSARY      ASSUMED         PLAN D - LAST          PLAN D - LAST      IAB - MAX       PLAN D - LAST          PLAN D - LAST
AT EXERCISE  CONTRACT VALUE  SURVIVOR NO REFUND(2)  SURVIVOR NO REFUND(2) BENEFIT BASE  SURVIVOR NO REFUND(2)  SURVIVOR NO REFUND(2)
------------------------------------------------------------------------------------------------------------------------------------
    10          $174,000            $629.88                $622.92          $174,000            $629.88              $622.92
    11           141,000             521.70                 516.06           174,000             643.80               636.84
    12           148,000             559.44                 553.52           179,586             678.83               671.65
    13           208,000             807.04                 796.64           208,000             807.04               796.64
    14           198,000             786.06                 778.14           208,000             825.76               817.44
    15           203,000             826.21                 818.09           208,000             846.56               838.24
------------------------------------------------------------------------------------------------------------------------------------

(1) Effective May 1, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to May 1, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after May 1, 2006, the table used under rider depends on which state you live in. Ask your investment professional which version of the rider, if any, is available in your state.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

NOTE: In the above examples, if you elected to begin receiving annuity payouts within 30 days after the 10th or the 13th contract anniversary, you would not benefit from the rider because the monthly annuity payout in these examples is the same as under the standard provisions of the contract. Because the examples are based on assumed contract values, not actual investment results, you should not conclude from the examples that the riders will provide higher payments more frequently than the standard provisions of the contract.


------------------------------------------------------------------------------

112  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

APPENDIX L: EXAMPLE -- BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER

EXAMPLE OF THE BENEFIT PROTECTOR(SM)

ASSUMPTIONS:

o You purchase the contract with a payment of $100,000 on May 1, 2006 and you and the annuitant are under age 70; and

o  you select the MAV Death Benefit.

   On Nov. 1, 2006 the contract value grows to $105,000. The death benefit under the

      MAV Death Benefit on Nov. 1, 2006 equals the contract value, or $105,000. You have not reached the first contract anniversary so the Benefit Protector does not provide any additional benefit at this time.

   On May 1, 2007 the contract value grows to $110,000. The death benefit on May 1, 2007 equals:

      MAV Death Benefit (contract value):                                                                  $110,000
      plus the Benefit Protector benefit which equals 40% of earnings at death (MAV Death Benefit minus payments not previously withdrawn):
      0.40 x ($110,000 - $100,000) =                                                                         +4,000
                                                                                                           --------
   Total death benefit of:                                                                                 $114,000

   On May 1, 2008 the contract value falls to $105,000. The death benefit on May 1, 2008 equals:

      MAV Death Benefit (MAV):                                                                             $110,000
      plus the Benefit Protector benefit (40% of earnings at death):
      0.40 x ($110,000 - $100,000) =                                                                         +4,000
                                                                                                           --------
   Total death benefit of:                                                                                 $114,000

   On June 1, 2008 the contract value remains at $105,000 and you request a partial withdrawal of
   $50,000, including the applicable 6% withdrawal charge. We will withdraw $10,500 from your contract value free of charge (10% of your prior anniversary's contract value). The remainder of the withdrawal is subject to a 6% withdrawal charge because your payment is in its third year of the withdrawal charge schedule, so we will withdraw $39,500 ($37,130 + $2,370 in withdrawal charges) from your contract value. Altogether, we will withdraw $50,000 and pay you $47,630. We calculate purchase payments not previously withdrawn as
   $100,000 - $45,000 = $55,000 (remember that $5,000 of the partial withdrawal is contract earnings). The death benefit on June 1, 2008 equals:

      MAV Death Benefit (MAV adjusted for partial withdrawals):                                            $ 57,619
      plus the Benefit Protector benefit (40% of earnings at death):
      0.40 x ($57,619 - $55,000) =                                                                           +1,048
                                                                                                           --------
   Total death benefit of:                                                                                 $ 58,667

   On May 1, 2009 the contract value falls to $40,000. The death benefit on May 1, 2008 equals the death benefit on June 1, 2008. The reduction in contract value has no effect.

   On May 1, 2015 the contract value grows to a new high of $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously withdrawn that are one or more years old.
   The death benefit on May 1, 2015 equals:

      MAV Death Benefit (contract value):                                                                  $200,000
      plus the Benefit Protector benefit (40% of earnings at death, up to a maximum of 100% of purchase payments not
      previously withdrawn that are one or more years old)                                                  +55,000
                                                                                                           --------
   Total death benefit of:                                                                                 $255,000


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY -- PROSPECTUS  113

   On Nov. 1, 2015 you make an additional purchase payment of $50,000. Your new contract value is now $250,000. The death benefit on Nov. 1, 2015 equals:

      MAV Death Benefit (contract value):                                                                  $250,000
      plus the Benefit Protector benefit (40% of earnings at death, up to a maximum of 100% of purchase payments not
      previously withdrawn that are one or more years old)                                                  +55,000
                                                                                                           --------
   Total death benefit of:                                                                                 $305,000

   On Nov. 1, 2016 the contract value remains $250,000 and the "new" purchase payment is one year old and the value of the Benefit Protector changes. The death benefit on
   Nov. 1, 2016 equals:

      MAV Death Benefit (contract value):                                                                  $250,000
      plus the Benefit Protector benefit (40% of earnings at death up to a maximum of 100% of purchase payments not
      previously withdrawn that are one or more years old)
      0.40 x ($250,000 - $105,000) =                                                                        +58,000
                                                                                                           --------
   Total death benefit on Nov. 1, 2015 Of:                                                                 $308,000


------------------------------------------------------------------------------

114  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

APPENDIX M: BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER

EXAMPLE OF THE BENEFIT PROTECTOR(SM) PLUS

ASSUMPTIONS:

o You purchase the contract with a payment of $100,000 on May 1, 2006 and you and the annuitant are under age 70; and

o  you select the MAV Death Benefit.

   On Nov. 1, 2006 the contract value grows to $105,000. The death benefit on Nov. 1, 2006 equals MAV Death Benefit, which is the contract value, or $105,000. You have not reached the first contract anniversary so the Benefit Protector Plus does not provide any additional benefit at this time.

   On May 1, 2007 the contract value grows to $110,000. You have not reached the second contract anniversary so the Benefit Protector(SM) Plus does not provide any additional benefit beyond what is provided by the Benefit Protector at this time. The death benefit on May 1, 2007 equals:

      MAV Death Benefit (contract value):                                                                  $110,000
      plus the Benefit Protector Plus benefit which equals 40% of earnings at death
      (MAV rider minus payments not previously withdrawn):
      0.40 x ($110,000 - $100,000) =                                                                         +4,000
                                                                                                           --------
   Total death benefit of:                                                                                 $114,000

   On May 1, 2008 the contract value falls to $105,000. The death benefit on May 1, 2008 equals:

      MAV Death Benefit (MAV):                                                                             $110,000
      plus the Benefit Protector Plus benefit which equals 40% of earnings at death:
      0.40 x ($110,000 - $100,000) =                                                                         +4,000
      plus 10% of purchase payments made within 60 days of contract issue
      and not previously withdrawn: 0.10 x $100,000 =                                                       +10,000
                                                                                                           --------
   Total death benefit of:                                                                                 $124,000

   On June 1, 2008 the contract value remains at $105,000 and you request a partial withdrawal of
   $50,000, including the applicable 7% withdrawal charge. We will withdraw $10,500 from your contract value free of charge (10% of your prior anniversary's contract value). The remainder of the withdrawal is subject to a 7% withdrawal charge because your payment is within the third year of the withdrawal charge schedule, so we will withdraw $39,500 ($36,735 + $2,765 in withdrawal charges) from your contract value. Altogether, we will withdraw $50,000 and pay you $47,235.
   We calculate purchase payments not previously withdrawn as $100,000 - $45,000 = $55,000
   (remember that $5,000 of the partial withdrawal is contract earnings). The death benefit on
   June 1, 2008 equals:

      MAV Death Benefit (MAV adjusted for partial withdrawals):                                            $ 57,619
      plus the Benefit Protector Plus benefit which equals 40% of earnings at death:
      0.40 x ($57,619 - $55,000) =                                                                           +1,048
      plus 10% of purchase payments made within 60 days of contract
      issue and not previously withdrawn: 0.10 x $55,000 =                                                   +5,500
                                                                                                           --------
   Total death benefit of:                                                                                 $ 64,167

   On May 1, 2009 the contract value falls $40,000. The death benefit on May 1, 2009 equals the death benefit calculated on June 1, 2008. The reduction in contract value has no effect.


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  115

   On May 1, 2015 the contract value grows to a new high of $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously withdrawn that are one or more years old. Because we are beyond the fourth contract anniversary the Benefit Protector(SM) Plus also reaches its maximum of 20%. The death benefit on May 1, 2015 equals:

      MAV Death Benefit (contract value):                                                                  $200,000
      plus the Benefit Protector Plus benefit which equals
      40% of earnings at death, up to a maximum of 100%
      of purchase payments not previously withdrawn
      that are one or more years old                                                                        +55,000
      plus 20% of purchase payments made within 60 days of
      contract issue and not previously withdrawn: 0.20 x $55,000 =                                         +11,000
                                                                                                           --------
   Total death benefit of:                                                                                 $266,000

   On Nov. 1, 2015 you make an additional purchase payment of $50,000. Your new contract value is now $250,000. The new purchase payment is less than one year old and so it has no effect on the
   Benefit Protector(SM) Plus value. The death benefit on Nov. 1, 2015 equals:

      MAV Death Benefit:                                                                                   $250,000
      plus the Benefit Protector Plus benefit which equals
      40% of earnings at death, up to a maximum of
      100% of purchase payments not previously withdrawn
      that are one or more years old                                                                        +55,000
      plus 20% of purchase payments made within 60 days of
      contract issue and not previously withdrawn: 0.20 x $55,000 =                                         +11,000
                                                                                                           --------
   Total death benefit of:                                                                                 $316,000

   On Nov. 1, 2016 the contract value remains $250,000 and the "new" purchase payment is one year old. The value of the Benefit Protector(SM) Plus remains constant. The death benefit on
   Nov. 1, 2016 equals:

      MAV Death Benefit (contract value):                                                                  $250,000
      plus the Benefit Protector Plus benefit which equals 40% of earnings at death
      (MAV rider minus payments not previously withdrawn):
      0.40 x ($250,000 - $105,000) =                                                                        +58,000
      plus 20% of purchase payments made within 60 days of contract issue
      and not previously withdrawn: 0.20 x $55,000 =                                                        +11,000
                                                                                                           --------
   Total death benefit on Nov. 1, 2016 of:                                                                 $319,000


------------------------------------------------------------------------------

116  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

APPENDIX N: CONDENSED FINANCIAL INFORMATION
(Unaudited)

The following tables give per-unit information about the financial history of the subaccounts representing the lowest and highest total annual variable account expense combinations. The date in which operations commenced in each price level is noted in parentheses. The SAI contains tables that give per-unit information about the financial history of each existing subaccount. You may obtain a copy of the SAI without charge by contacting us at the telephone number or address listed on the first page of the prospectus.

We have not provided this information for subaccounts that were not available under your contract as of Dec. 31, 2005.

VARIABLE ACCOUNT CHARGES OF 1.45% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                            2005      2004      2003     2002     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (11/6/2003)
Accumulation unit value at beginning of period                              $  1.17   $  1.07   $  1.00       --       --       --
Accumulation unit value at end of period                                    $  1.22   $  1.17   $  1.07       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)       1,876     1,178       149       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (11/6/2003)
Accumulation unit value at beginning of period                              $  1.18   $  1.04   $  1.00       --       --       --
Accumulation unit value at end of period                                    $  1.27   $  1.18   $  1.04       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)          89        87        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                              $  1.08   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.14   $  1.08        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)         357       141        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (11/6/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                              $  1.12   $  1.05   $  1.00       --       --       --
Accumulation unit value at end of period                                    $  1.15   $  1.12   $  1.05       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)          73        60        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (11/6/2003)
Accumulation unit value at beginning of period                              $  1.18   $  1.07   $  1.00       --       --       --
Accumulation unit value at end of period                                    $  1.21   $  1.18   $  1.07       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)         256       243        23       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                              $  1.20   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.38   $  1.20        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)       1,766       209        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                              $  1.05   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.05   $  1.05        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)       3,512       509        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                              $  1.12   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.25   $  1.12        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)           7         7        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                              $  1.06   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.07   $  1.06        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)       3,015       376        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                              $  1.09   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.13   $  1.09        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)          --        --        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                              $  1.04   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.05   $  1.04        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)       1,175       227        --       --       --       --

*     Columbia High Yield Fund, Variable Series, Class B merged into Nations
      High Yield Bond Portfolio on April 28, 2006. On May 1, 2006, Nations
      High Yield Bond Portfolio changed its name to Columbia High Yield Fund,
      Variable Series, Class B.
----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  117

VARIABLE ACCOUNT CHARGES OF 1.45% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                            2005      2004      2003     2002     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                              $  1.17   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.22   $  1.17        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)          --        --        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE
SHARES (4/30/2004)
Accumulation unit value at beginning of period                              $  1.13   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.22   $  1.13        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)          17        10        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE
SHARES (4/30/2004)
Accumulation unit value at beginning of period                              $  1.03   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.05   $  1.03        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)         735        99        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE
SHARES (4/30/2004)
Accumulation unit value at beginning of period                              $  1.03   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.05   $  1.03        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)          14        13        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO,
SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                              $  1.14   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.26   $  1.14        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)          --        --        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                              $  1.18   $  1.04   $  1.00       --       --       --
Accumulation unit value at end of period                                    $  1.36   $  1.18   $  1.04       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)       6,320     2,509       211       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                              $  1.04   $  1.03   $  1.00       --       --       --
Accumulation unit value at end of period                                    $  1.08   $  1.04   $  1.03       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)         352       303        50       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                              $  1.03   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.04   $  1.03        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)       3,067       321        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                              $  1.58   $  1.28   $  0.94   $ 1.06   $ 1.00       --
Accumulation unit value at end of period                                    $  1.83   $  1.58   $  1.28   $ 0.94   $ 1.06       --
Number of accumulation units outstanding at end of period (000 omitted)       2,479     2,101     1,221      723      367       --
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                              $  1.21   $  1.08   $  1.00       --       --       --
Accumulation unit value at end of period                                    $  1.41   $  1.21   $  1.08       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)         705       311        11       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                              $  1.41   $  1.25   $  0.97   $ 0.99   $ 0.99   $ 1.00
Accumulation unit value at end of period                                    $  1.41   $  1.41   $  1.25   $ 0.97   $ 0.99   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)       3,865     4,021     3,071    2,665    2,006      287
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                              $  1.09   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.11   $  1.09        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)          10        --        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                              $  0.57   $  0.52   $  0.38   $ 0.55   $ 0.65   $ 1.00
Accumulation unit value at end of period                                    $  0.59   $  0.57   $  0.52   $ 0.38   $ 0.55   $ 0.65
Number of accumulation units outstanding at end of period (000 omitted)       3,793     4,520     3,979    3,832    3,330    1,583
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                              $  1.40   $  1.26   $  1.02   $ 1.17   $ 1.11   $ 1.00
Accumulation unit value at end of period                                    $  1.52   $  1.40   $  1.26   $ 1.02   $ 1.17   $ 1.11
Number of accumulation units outstanding at end of period (000 omitted)       3,652     3,861     1,702    1,165      691      102
----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

118  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.45% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                            2005      2004      2003     2002     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                              $  1.16   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.11   $  1.16        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)       1,249       195        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                              $  1.12   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.20   $  1.12        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)          23        15        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT MID CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                              $  2.30   $  1.86   $  1.47   $ 1.56   $ 1.41   $ 1.00
Accumulation unit value at end of period                                    $  2.56   $  2.30   $  1.86   $ 1.47   $ 1.56   $ 1.41
Number of accumulation units outstanding at end of period (000 omitted)       2,047     1,426     1,312    1,266      982      307
----------------------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                              $  1.10   $  1.02   $  1.00       --       --       --
Accumulation unit value at end of period                                    $  1.13   $  1.10   $  1.02       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)          46        86        39       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                              $  1.03   $  0.98   $  1.00       --       --       --
Accumulation unit value at end of period                                    $  1.07   $  1.03   $  0.98       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)         109       109        10       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                              $  1.15   $  1.05   $  1.00       --       --       --
Accumulation unit value at end of period                                    $  1.16   $  1.15   $  1.05       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)       1,916     1,655        80       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                              $  1.40   $  1.09   $  1.00       --       --       --
Accumulation unit value at end of period                                    $  1.60   $  1.40   $  1.09       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)          68        67        10       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (11/6/2003)
Accumulation unit value at beginning of period                              $  1.11   $  1.05   $  1.00       --       --       --
Accumulation unit value at end of period                                    $  1.14   $  1.11   $  1.05       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)       2,447       574        24       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                              $  1.27   $  1.09   $  0.77   $ 1.00       --       --
Accumulation unit value at end of period                                    $  1.43   $  1.27   $  1.09   $ 0.77       --       --
Number of accumulation units outstanding at end of period (000 omitted)         903       803       299        6       --       --
----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (11/6/2003)
Accumulation unit value at beginning of period                              $  1.21   $  1.03   $  1.00       --       --       --
Accumulation unit value at end of period                                    $  1.31   $  1.21   $  1.03       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)         407       389        72       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                              $  1.27   $  1.19   $  1.03   $ 1.00       --       --
Accumulation unit value at end of period                                    $  1.28   $  1.27   $  1.19   $ 1.03       --       --
Number of accumulation units outstanding at end of period (000 omitted)       3,403     1,659       415       83       --       --
----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (5/1/2002)
Accumulation unit value at beginning of period                              $  1.03   $  0.98   $  0.84   $ 1.00       --       --
Accumulation unit value at end of period                                    $  1.15   $  1.03   $  0.98   $ 0.84       --       --
Number of accumulation units outstanding at end of period (000 omitted)         259       290       120       30       --       --
----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/3/2000)
Accumulation unit value at beginning of period                              $  0.69   $  0.60   $  0.48   $ 0.59   $ 0.75   $ 1.00
Accumulation unit value at end of period                                    $  0.76   $  0.69   $  0.60   $ 0.48   $ 0.59   $ 0.75
Number of accumulation units outstanding at end of period (000 omitted)       4,898     5,780     5,252    5,517    6,094    3,827
----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                              $  1.19   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.25   $  1.19        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)           4         4        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  119

VARIABLE ACCOUNT CHARGES OF 1.45% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                            2005      2004      2003     2002     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VISTA FUND - CLASS IB SHARES (3/3/2000)
Accumulation unit value at beginning of period                              $  0.51   $  0.43   $  0.33   $ 0.48   $ 0.74   $ 1.00
Accumulation unit value at end of period                                    $  0.56   $  0.51   $  0.43   $ 0.33   $ 0.48   $ 0.74
Number of accumulation units outstanding at end of period (000 omitted)       3,669     4,513     4,787    5,352    6,122    3,255
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND* (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                              $  0.99   $  1.00   $  1.00       --       --       --
Accumulation unit value at end of period                                    $  1.00   $  0.99   $  1.00       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)         106        18        15       --       --       --

*     The 7-day simple and compound yields for RiverSource(SM) Variable
      Portfolio - Cash Management Fund at Dec. 31, 2005 were 2.14% and 2.16%, respectively.
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                              $  1.04   $  1.01   $  1.00       --       --       --
Accumulation unit value at end of period                                    $  1.05   $  1.04   $  1.01       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)       1,298     1,598       146       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME
FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                              $  1.41   $  1.21   $  0.87   $ 1.09   $ 1.08   $ 1.00
Accumulation unit value at end of period                                    $  1.57   $  1.41   $  1.21   $ 0.87   $ 1.09   $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)       3,606     1,251       828      608      455       63
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                              $  1.17   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.54   $  1.17        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)       1,178       160        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                              $  1.12   $  1.05   $  1.00       --       --       --
Accumulation unit value at end of period                                    $  1.20   $  1.12   $  1.05       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)          --        --        56       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                              $  1.13   $  1.03   $  0.84   $ 0.91   $ 0.88   $ 1.00
Accumulation unit value at end of period                                    $  1.16   $  1.13   $  1.03   $ 0.84   $ 0.91   $ 0.88
Number of accumulation units outstanding at end of period (000 omitted)         970       715       521      389      466      217
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                              $  1.10   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.12   $  1.10        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)          --        --        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                              $  1.14   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.28   $  1.14        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)          --        --        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                              $  0.68   $  0.65   $  0.51   $ 0.67   $ 0.83   $ 1.00
Accumulation unit value at end of period                                    $  0.71   $  0.68   $  0.65   $ 0.51   $ 0.67   $ 0.83
Number of accumulation units outstanding at end of period (000 omitted)       3,969     2,410       453      194      218       99

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into
      RiverSource(SM) Variable Portfolio - Large Cap Equity Fund on March 17,
      2006.
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                              $  1.10   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.14   $  1.10        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)           4         4        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

120  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.45% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                            2005      2004      2003     2002     2001     2000
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                              $  1.10   $  1.02   $  1.00       --       --       --
Accumulation unit value at end of period                                    $  1.19   $  1.10   $  1.02       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)          29        29        29       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                              $  0.68   $  0.67   $  0.54   $ 0.71   $ 0.86   $ 1.00
Accumulation unit value at end of period                                    $  0.68   $  0.68   $  0.67   $ 0.54   $ 0.71   $ 0.86
Number of accumulation units outstanding at end of period (000 omitted)       2,355     2,774     2,308    1,916    1,815      868

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into
      RiverSource(SM) Variable Portfolio - Large Cap Equity Fund on March 17,
      2006
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                              $  1.15   $  1.06   $  1.00       --       --       --
Accumulation unit value at end of period                                    $  1.18   $  1.15   $  1.06       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)         250       302        59       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                              $  1.10   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.09   $  1.10        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)          --        --        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT
FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION
U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                              $  1.15   $  1.15   $  1.15   $ 1.10   $ 1.05   $ 1.00
Accumulation unit value at end of period                                    $  1.15   $  1.15   $  1.15   $ 1.15   $ 1.10   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)       2,009     2,283     2,513    2,555    1,473      328
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (5/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                              $  1.27   $  1.07   $  0.79   $ 1.00       --       --
Accumulation unit value at end of period                                    $  1.32   $  1.27   $  1.07   $ 0.79       --       --
Number of accumulation units outstanding at end of period (000 omitted)       2,507       735       158       35       --       --
----------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II
SHARES (11/6/2003)
Accumulation unit value at beginning of period                              $  1.25   $  1.08   $  1.00       --       --       --
Accumulation unit value at end of period                                    $  1.28   $  1.25   $  1.08       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)       5,134       894        37       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                              $  1.38   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.58   $  1.38        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)          75        15        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                              $  1.20   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.44   $  1.20        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)       1,712       264        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                              $  1.16   $  1.00        --       --       --       --
Accumulation unit value at end of period                                    $  1.27   $  1.16        --       --       --       --
Number of accumulation units outstanding at end of period (000 omitted)       1,215       162        --       --       --       --
----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  121

VARIABLE ACCOUNT CHARGES OF 1.85% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                                         2005     2004     2003
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.46   $ 1.35   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.52   $ 1.46   $ 1.35
Number of accumulation units outstanding at end of period (000 omitted)                                      179      110       27
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.53   $ 1.35   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.64   $ 1.53   $ 1.35
Number of accumulation units outstanding at end of period (000 omitted)                                       32       33        1
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.08   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.13   $ 1.08       --
Number of accumulation units outstanding at end of period (000 omitted)                                       38       13       --
----------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (1/29/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                                            $ 1.23   $ 1.15   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.25   $ 1.23   $ 1.15
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.44   $ 1.32   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.48   $ 1.44   $ 1.32
Number of accumulation units outstanding at end of period (000 omitted)                                       31       30       47
----------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.19   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.37   $ 1.19       --
Number of accumulation units outstanding at end of period (000 omitted)                                      914      344       --
----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.05   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.05   $ 1.05       --
Number of accumulation units outstanding at end of period (000 omitted)                                    2,258      901       --
----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.12   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.24   $ 1.12       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.06   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.06   $ 1.06       --
Number of accumulation units outstanding at end of period (000 omitted)                                      219       46       --
----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.09   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.12   $ 1.09       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.05   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                      108        9       --

*     Columbia High Yield Fund, Variable Series, Class B merged into Nations
      High Yield Bond Portfolio on April 28, 2006. On May 1, 2006, Nations
      High Yield Bond Portfolio changed its name to Columbia High Yield Fund,
      Variable Series, Class B.
----------------------------------------------------------------------------------------------------------------------------------
COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                                            $ 1.17   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.21   $ 1.17       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.13   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.21   $ 1.13       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

122  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.85% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                         2005     2004     2003
----------------------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.04   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                      227       90       --
----------------------------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.05   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.14   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.25   $ 1.14       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.47   $ 1.30   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.68   $ 1.47   $ 1.30
Number of accumulation units outstanding at end of period (000 omitted)                                    1,602      814      205
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.35   $ 1.34   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.40   $ 1.35   $ 1.34
Number of accumulation units outstanding at end of period (000 omitted)                                       21        7        5
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.03   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                      242       11       --
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.69   $ 1.38   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.96   $ 1.69   $ 1.38
Number of accumulation units outstanding at end of period (000 omitted)                                      330      213      143
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.62   $ 1.46   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.89   $ 1.62   $ 1.46
Number of accumulation units outstanding at end of period (000 omitted)                                      418      246        5
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.12   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.12   $ 1.12       --
Number of accumulation units outstanding at end of period (000 omitted)                                      324      151       --
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.09   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.11   $ 1.09       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.50   $ 1.37   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.55   $ 1.50   $ 1.37
Number of accumulation units outstanding at end of period (000 omitted)                                        7       --        5
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.38   $ 1.25   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.50   $ 1.38   $ 1.25
Number of accumulation units outstanding at end of period (000 omitted)                                      526      516      349
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.16   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.10   $ 1.16       --
Number of accumulation units outstanding at end of period (000 omitted)                                      826      291       --
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.12   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.20   $ 1.12       --
Number of accumulation units outstanding at end of period (000 omitted)                                        9        6       --
----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  123

VARIABLE ACCOUNT CHARGES OF 1.85% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                         2005     2004     2003
----------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT MID CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.19   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.32   $ 1.19       --
Number of accumulation units outstanding at end of period (000 omitted)                                      575      248       --
----------------------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.31   $ 1.22   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.34   $ 1.31   $ 1.22
Number of accumulation units outstanding at end of period (000 omitted)                                        2        2        2
----------------------------------------------------------------------------------------------------------------------------------
MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.39   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.43   $ 1.39   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                       22       21       --
----------------------------------------------------------------------------------------------------------------------------------
MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.27   $ 1.17   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.28   $ 1.27   $ 1.17
Number of accumulation units outstanding at end of period (000 omitted)                                      435      401      240
----------------------------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.66   $ 1.30   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.90   $ 1.66   $ 1.30
Number of accumulation units outstanding at end of period (000 omitted)                                       94       97       12
----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.37   $ 1.31   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.41   $ 1.37   $ 1.31
Number of accumulation units outstanding at end of period (000 omitted)                                      284      126       59
----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.70   $ 1.46   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.90   $ 1.70   $ 1.46
Number of accumulation units outstanding at end of period (000 omitted)                                       15       12        4
----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.68   $ 1.44   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.81   $ 1.68   $ 1.44
Number of accumulation units outstanding at end of period (000 omitted)                                       40       33       29
----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.14   $ 1.07   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.14   $ 1.14   $ 1.07
Number of accumulation units outstanding at end of period (000 omitted)                                    1,716      851      141
----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.25   $ 1.19   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.38   $ 1.25   $ 1.19
Number of accumulation units outstanding at end of period (000 omitted)                                      158      148       10
----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.53   $ 1.34   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.69   $ 1.53   $ 1.34
Number of accumulation units outstanding at end of period (000 omitted)                                       51       54       41
----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.18   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.24   $ 1.18       --
Number of accumulation units outstanding at end of period (000 omitted)                                        6        3       --
----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VISTA FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.54   $ 1.32   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.70   $ 1.54   $ 1.32
Number of accumulation units outstanding at end of period (000 omitted)                                        2        2       --
----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

124  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.85% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                         2005     2004     2003
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND* (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                                            $ 0.98   $ 0.99   $ 1.00
Accumulation unit value at end of period                                                                  $ 0.98   $ 0.98   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)                                       70      179       55

*     The 7-day simple and compound yields for RiverSource(SM) Variable
      Portfolio - Cash Management Fund at Dec. 31, 2005 were 1.73% and 1.75%, respectively.
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                                            $ 1.05   $ 1.02   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.05   $ 1.05   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                      165      169       63
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                                            $ 1.67   $ 1.44   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.86   $ 1.67   $ 1.44
Number of accumulation units outstanding at end of period (000 omitted)                                      512       31        9
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                                            $ 1.17   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.53   $ 1.17       --
Number of accumulation units outstanding at end of period (000 omitted)                                      469      225       --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                                            $ 1.29   $ 1.22   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.38   $ 1.29   $ 1.22
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                                            $ 1.08   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.10   $ 1.08       --
Number of accumulation units outstanding at end of period (000 omitted)                                      960      372       --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                                            $ 1.09   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.11   $ 1.09       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                                            $ 1.14   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.27   $ 1.14       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                                            $ 1.05   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.10   $ 1.05       --
Number of accumulation units outstanding at end of period (000 omitted)                                    1,307      818       --

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into
      RiverSource(SM) Variable Portfolio - Large Cap Equity Fund on March 17,
      2006.
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                                            $ 1.10   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.13   $ 1.10       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                                            $ 1.35   $ 1.26   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.45   $ 1.35   $ 1.26
Number of accumulation units outstanding at end of period (000 omitted)                                      161      118       --
----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  125

VARIABLE ACCOUNT CHARGES OF 1.85% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                         2005     2004     2003
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                                            $ 1.27   $ 1.25   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.26   $ 1.27   $ 1.25
Number of accumulation units outstanding at end of period (000 omitted)                                       66       66       37

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into
      RiverSource(SM) Variable Portfolio - Large Cap Equity Fund on March 17,
      2006.
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                                            $ 1.39   $ 1.28   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.42   $ 1.39   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                                       48       30       22
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                                            $ 1.10   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.08   $ 1.10       --
Number of accumulation units outstanding at end of period (000 omitted)                                       --       --       --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT
FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                                            $ 0.98   $ 0.99   $ 1.00
Accumulation unit value at end of period                                                                  $ 0.98   $ 0.98   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)                                      492      399      234
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                                            $ 1.64   $ 1.40   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.71   $ 1.64   $ 1.40
Number of accumulation units outstanding at end of period (000 omitted)                                      720      337        3
----------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                            $ 1.50   $ 1.30   $ 1.00
Accumulation unit value at end of period                                                                  $ 1.53   $ 1.50   $ 1.30
Number of accumulation units outstanding at end of period (000 omitted)                                    1,445      538       25
----------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.37   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.57   $ 1.37       --
Number of accumulation units outstanding at end of period (000 omitted)                                       17        6       --
----------------------------------------------------------------------------------------------------------------------------------
WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.20   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.43   $ 1.20       --
Number of accumulation units outstanding at end of period (000 omitted)                                      128       28       --
----------------------------------------------------------------------------------------------------------------------------------
WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                                                            $ 1.15   $ 1.00       --
Accumulation unit value at end of period                                                                  $ 1.26   $ 1.15       --
Number of accumulation units outstanding at end of period (000 omitted)                                      523      221       --
----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

126  RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Calculating Annuity Payouts ......................   p.  3
Rating Agencies ..................................   p.  4
Revenues Received During Calendar Year 2005 ......   p.  4
Principal Underwriter ............................   p.  5
Independent Registered Public Accounting Firm ....   p.  5
Condensed Financial Information (Unaudited) ......   p.  6
Financial Statements


------------------------------------------------------------------------------

RIVERSOURCE SIGNATURE SELECT VARIABLE ANNUITY - PROSPECTUS  127

RIVERSOURCE [LOGO](SM)
      ANNUITIES


RiverSource Life Insurance Company

829 Ameriprise Financial Center
Minneapolis, MN 55474
(800) 333-3437



           RiverSource Distributors, Inc. (Distributor), Member NASD. Insurance and annuity products issued by RiverSource Life Insurance Company.

             (C)2007 Ameriprise Financial, Inc. All rights reserved.

45300 F(1/07)

PROSPECTUS


JAN. 2, 2007


RIVERSOURCE
SIGNATURE(SM) VARIABLE ANNUITY

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED/VARIABLE ANNUITY


ISSUED BY: RIVERSOURCE LIFE INSURANCE COMPANY (RIVERSOURCE LIFE)


           829 Ameriprise Financial Center
           Minneapolis, MN 55474
           Telephone: (800) 333-3437
           (Administrative Office)


           RIVERSOURCE VARIABLE ANNUITY ACCOUNT (PREVIOUSLY AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT)/
           RIVERSOURCE MVA ACCOUNT (PREVIOUSLY AMERICAN ENTERPRISE MVA
           ACCOUNT)


NEW RIVERSOURCE SIGNATURE(SM) VARIABLE ANNUITY CONTRACTS ARE NOT CURRENTLY BEING OFFERED.

THIS PROSPECTUS CONTAINS INFORMATION THAT YOU SHOULD KNOW BEFORE INVESTING. PROSPECTUSES ARE ALSO AVAILABLE FOR:

o     AIM Variable Insurance Funds

o     AllianceBernstein Variable Products Series Fund, Inc.

o     Baron Capital Funds Trust

o     Credit Suisse Trust


o     Fidelity(R) Variable Insurance Products - Service Class

o     Franklin(R) Templeton(R) Variable Insurance Products Trust (FTVIPT) -
      ClasS 2

o     Goldman Sachs Variable Insurance Trust (VIT)

o     Janus Aspen Series: Service Shares


o     J.P. Morgan Series Trust II

o     Lazard Retirement Series, Inc.

o     MFS(R) Variable Insurance Trust(SM)

o     Putnam Variable Trust - Class IB Shares

o     RiverSource(SM) Variable Portfolio Funds


o     Royce Capital Fund

o     Third Avenue Variable Series Trust

o     Wanger Advisors Trust


Please read the prospectuses carefully and keep them for future reference.

This contract provides for contract value credits. The death benefits for contracts with such credits may be lower than for contracts without such credits. The amount of the credit may be more than offset by the reduction in the death benefits provided. The credits may be reversed. (See "Buying Your Contract -- Purchase Payment Credits.")

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC and is available without charge by contacting RiverSource Life at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


Variable annuities are insurance products that are complex investment vehicles. Before you invest, be sure to ask your investment professional about the variable annuity's features, benefits, risks and fees, and whether the variable annuity is appropriate for you, based upon your financial situation and objectives.

The contract and/or certain optional benefits described in this prospectus may not be available in all jurisdictions. This prospectus constitutes an offering or solicitation only in those jurisdictions where such offering or solicitation may lawfully be made. State variations are covered in a special contract form used in that state. This prospectus provides a general description of the contract. Your actual contract and any riders or endorsements are the controlling documents.


RiverSource Life has not authorized any person to give any information or to make any representations regarding the contract other than those contained in this prospectus or the fund prospectuses. Do not rely on any such information or representations.

RiverSource Life offers several different annuities which your investment professional may or may not be authorized to offer to you. Each annuity has different features and benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, withdrawal charge schedules and access to annuity account values. The fees and charges may also be different between each annuity.



RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 1

TABLE OF CONTENTS

KEY TERMS .................................................................    3
THE CONTRACT IN BRIEF .....................................................    4
EXPENSE SUMMARY ...........................................................    6
CONDENSED FINANCIAL INFORMATION (UNAUDITED) ...............................    9
FINANCIAL STATEMENTS ......................................................    9
THE VARIABLE ACCOUNT AND THE FUNDS ........................................   10
THE GUARANTEE PERIOD ACCOUNTS (GPAS) ......................................   17
THE ONE-YEAR FIXED ACCOUNT ................................................   20
BUYING YOUR CONTRACT ......................................................   20
CHARGES ...................................................................   22
VALUING YOUR INVESTMENT ...................................................   26
MAKING THE MOST OF YOUR CONTRACT ..........................................   28
WITHDRAWALS ...............................................................   33
TSA -- SPECIAL WITHDRAWAL PROVISIONS ......................................   33
CHANGING OWNERSHIP ........................................................   34
BENEFITS IN CASE OF DEATH .................................................   34
OPTIONAL BENEFITS .........................................................   38
THE ANNUITY PAYOUT PERIOD .................................................   44
TAXES .....................................................................   46
VOTING RIGHTS .............................................................   48
SUBSTITUTION OF INVESTMENTS ...............................................   49
ABOUT THE SERVICE PROVIDERS ...............................................   49
ADDITIONAL INFORMATION ....................................................   50
APPENDIX A: 8% PERFORMANCE CREDIT RIDER ADJUSTED PARTIAL WITHDRAWAL .......   51
APPENDIX B: CONDENSED FINANCIAL INFORMATION (UNAUDITED) ...................   53
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION ..............   58

CORPORATE CONSOLIDATION


On Dec. 31, 2006, American Enterprise Life Insurance Company and one of its affiliates, American Partners Life Insurance Company, merged into their parent company, IDS Life Insurance Company (IDS Life). At that time, IDS Life changed its name to RiverSource Life Insurance Company. This merger helped simplify the overall corporate structure because the three life insurance companies were consolidated into one. This consolidation and renaming does not have any adverse effect on the features or benefits of any contract.



2 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

KEY TERMS

These terms can help you understand details about your contract.

ACCUMULATION UNIT: A measure of the value of each subaccount before annuity payouts begin.


ANNUITANT: The person on whose life or life expectancy the annuity payouts are based.


ANNUITY PAYOUTS: An amount paid at regular intervals under one of several plans.

ASSUMED INVESTMENT RATE: The rate of return we assume your investments will earn when we calculate your initial annuity payout amount using the annuity table in your contract. The standard assumed investment rate we use is 5% but you may request we substitute an assumed investment rate of 3.5%.

BENEFICIARY: The person you designate to receive benefits in case of the owner's or annuitant's death while the contract is in force.

CLOSE OF BUSINESS: The time the New York Stock Exchange (NYSE) closes (4 p.m. Eastern time unless the NYSE closes earlier).

CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT: A deferred annuity contract that permits you to accumulate money for retirement by making one or more purchase payments. It provides for lifetime or other forms of payouts beginning at a specified time in the future.

CONTRACT VALUE: The total value of your contract before we deduct any applicable charges.

CONTRACT YEAR: A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

FUNDS: Investment options under your contract. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.

GUARANTEE PERIOD: The number of successive 12-month periods that a guaranteed interest rate is credited.

GUARANTEE PERIOD ACCOUNTS (GPAS): A nonunitized separate account to which you may allocate purchase payments or transfer contract value of at least $1,000. These accounts have guaranteed interest rates for Guarantee Periods we declare when you allocate purchase payments or transfer contract value to a GPA. Withdrawals and transfers from a GPA done more than 30 days before the end of the Guarantee Period will receive a Market Value Adjustment, which may result in a gain or loss of principal. The GPAs may not be available in some states.

MARKET VALUE ADJUSTMENT (MVA): A positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred more than 30 days before the end of its Guarantee Period.

ONE-YEAR FIXED ACCOUNT: An account to which you may make allocations. Amounts you allocate to this account earn interest at rates that we declare periodically.

OWNER (YOU, YOUR): The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.

QUALIFIED ANNUITY: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

o     Individual Retirement Annuities (IRAs) under Section 408(b) of the Code

o     Roth IRAs under Section 408A of the Code

o     Simplified Employee Pension (SEP) plans under Section 408(k) of the Code

o     Tax-Sheltered Annuity (TSA) rollovers under Section 403(b) of the Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax deferred.

All other contracts are considered NONQUALIFIED ANNUITIES.

RETIREMENT DATE: The date when annuity payouts are scheduled to begin.

RIDER EFFECTIVE DATE: The date you add a rider to the contract.


RIVERSOURCE LIFE: In this prospectus, "we," "us," "our" and "RiverSource Life" refer to RiverSource Life Insurance Company.



RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 3

VALUATION DATE: Any normal business day, Monday through Friday, on which the NYSE is open, up to the close of business. At the close of business, the next valuation date begins. We calculate the accumulation unit value of each subaccount on each valuation date. If we receive your purchase payment or any transaction request (such as a transfer or withdrawal request) at our administrative office before the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the valuation date we received your payment or transaction request. On the other hand, if we receive your purchase payment or transaction request at our administrative office at or after the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the next valuation date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the close of business in order for us to process it using the accumulation unit value we calculate on that valuation date. If you were not able to complete your transaction before the close of business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the accumulation unit value we calculate on the next valuation date.

VARIABLE ACCOUNT: Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

WITHDRAWAL VALUE: The amount you are entitled to receive if you make a full withdrawal from your contract. It is the contract value minus any applicable charges.

THE CONTRACT IN BRIEF

PURPOSE: The purpose of the contract is to allow you to accumulate money for retirement. You do this by making one or more purchase payments. You may allocate your purchase payments to the GPAs, one-year fixed account and/or subaccounts under the contract. These accounts, in turn, may earn returns that increase the value of the contract. Beginning at a specified time in the future called the retirement date, the contract provides lifetime or other forms of payout of your contract value (less any applicable premium tax).

It may not be advantageous for you to purchase this contract in exchange for, or in addition to, an existing annuity or life insurance policy. Generally, you can exchange one annuity for another in a "tax-free" exchange under
Section 1035 of the Code. You also generally can exchange a life insurance policy for an annuity. However, before making an exchange, you should compare both contracts carefully because the features and benefits may be different. Fees and charges may be higher or lower on your old contract than on this contract. You may have to pay a withdrawal charge when you exchange out of your old contract and a new withdrawal charge period will begin when you exchange into this contract. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange your old contract for this contract, or buy this contract in addition to your old contract, unless you determine it is in your best interest.

TAX-DEFERRED RETIREMENT PLANS: Most annuities have a tax-deferred feature. So do many retirement plans under the Code. As a result, when you use a qualified annuity to fund a retirement plan that is tax-deferred, your contract will not provide any necessary or additional tax deferral for that retirement plan. A qualified annuity has features other than tax deferral that may help you reach your retirement goals. In addition, the Code subjects retirement plans to required withdrawals triggered at a certain age.

These mandatory withdrawals are called required minimum distributions ("RMDs"). RMDs may reduce the value of certain death benefits and optional riders (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). You should consult your tax advisor before you purchase the contract as a qualified annuity for an explanation of the tax implications to you.

FREE LOOK PERIOD: You may return your contract to your investment professional or to our administrative office within the time stated on the first page of your contract and receive a full refund of the contract value. We will not deduct any charges. However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. (EXCEPTION: If the law requires, we will refund all of your purchase payments.)

ACCOUNTS: Currently, you may allocate your purchase payments among any or all of:

o the subaccounts, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total purchase payments you allocate to the subaccounts. (p. 10)

o the GPAs and the one-year fixed account, which earn interest at rates that we adjust periodically. Some states restrict the amount you can allocate to these accounts. The minimum required investment in each GPA is $1,000. We reserve the right to restrict the amount of any purchase payment allocated to the GPAs and the one-year fixed account if the interest rate we are then crediting to the GPAs or one-year fixed account is equal to the minimum interest rate stated in the contract. These accounts may not be available in all states. (p. 17 and p. 20)

BUYING YOUR CONTRACT: We no longer offer new contracts. However, you have the option of making additional purchase payments. Some states have time limitations for making additional payments. (p. 20)


4 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

MINIMUM PURCHASE PAYMENT (SIPS)

      $50 for Systematic InvestmentPlans.
      $100 for all other payment plans.

MAXIMUM TOTAL PURCHASE PAYMENTS*

      $1,000,000 for issue ages through 85.
      $100,000 for issue ages 86 to 90.


* This limit applies in total to all RiverSource Life annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.


TRANSFERS: Subject to certain restrictions, you currently may redistribute your contract value among the accounts without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. Transfers out of the GPAs done more than 30 days before the end of the Guarantee Period will be subject to a MVA, unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy. You may establish automated transfers among the accounts. We reserve the right to limit transfers to the GPAs and the one-year fixed account if the interest rate we are then currently crediting is equal to the minimum interest rate stated in the contract. (p.29)

WITHDRAWALS: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and tax penalties (including a 10% IRS penalty if you make withdrawals prior to your reaching age 59 1/2) and may have other tax consequences. Certain other restrictions may apply. (p. 33)

CHANGING OWNERSHIP: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. 34)

BENEFITS IN CASE OF DEATH: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount at least equal to the contract value. (p. 34)

OPTIONAL BENEFITS: This contract offers optional features that are available for additional charges if you meet certain criteria. (p. 38)

ANNUITY PAYOUTS: You can apply your contract value to an annuity payout plan that begins on the retirement date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet IRS requirements. We can make payouts on a fixed or variable basis, or both. During the annuity payout period, your choices for subaccounts may be limited. The GPAs are not available during the payout period. (p. 44)

TAXES: Generally, income earned on your contract value grows tax-deferred until you make withdrawals or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) The tax treatment of qualified and nonqualified annuities differs. Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. (p. 46)

LIMITATIONS ON USE OF CONTRACT: If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a purchase payment. We may also be required to block an owner's access to contract values or to satisfy other statutory obligations. Under these circumstances we may refuse to implement requests for transfers, withdrawals or death benefits until instructions are received from the appropriate governmental authority or a court of competent jurisdiction.


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 5

EXPENSE SUMMARY

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND MAKING A WITHDRAWAL FROM THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU PAID AT THE TIME THAT YOU BOUGHT THE CONTRACT AND WILL PAY WHEN YOU MAKE A WITHDRAWAL FROM THE CONTRACT. STATE PREMIUM TAXES ALSO MAY BE DEDUCTED.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE

(Contingent deferred sales charge as a percentage of purchase payments withdrawn)

YEARS FROM PURCHASE                   WITHDRAWAL CHARGE
  PAYMENT RECEIPT                        PERCENTAGE
         1                                   7%
         2                                   7
         3                                   6
         4                                   6
         5                                   5
         6                                   4
         7                                   2
         Thereafter                          0

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIED
PERIOD: Under this annuity payout plan, you can choose to take a withdrawal. The amount that you can withdraw is the present value of any remaining variable payouts. The discount rate we use in the calculation will be 5.27% if the assumed investment rate is 3.5% and 6.77% if the assumed investment rate is 5%. The withdrawal charge equals the present value of the remaining payouts using the assumed investment rate minus the present value of the remaining payouts using the discount rate.

THE NEXT TWO TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING FUND FEES AND EXPENSES.

ANNUAL VARIABLE ACCOUNT EXPENSES
(As a percentage of average daily subaccount value)

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE                                                                         0.15%

MORTALITY AND EXPENSE RISK FEE                                                                                 1.25

TOTAL ANNUAL VARIABLE ACCOUNT EXPENSES                                                                         1.40%

OTHER ANNUAL EXPENSES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE                                                                          $ 30
(We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.)

GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB) FEE                                                             0.35%*
(As a percentage of the adjusted contract value charged annually on the contract anniversary.)

8% PERFORMANCE CREDIT RIDER (PCR) FEE                                                                          0.25%*
(As a percentage of the contract value charged annually on the contract anniversary.)

*     This fee apples only if you elect this optional feature.


6 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

ANNUAL OPERATING EXPENSES OF THE FUNDS

THE NEXT TWO TABLES DESCRIBE THE OPERATING EXPENSES OF THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THE FIRST TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS. THE SECOND TABLE SHOWS THE FEES AND EXPENSES CHARGED BY EACH FUND. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

MINIMUM AND MAXIMUM TOTAL ANNUAL OPERATING EXPENSES FOR THE FUNDS
(Including management fee, distribution and/or service (12b-1) fees and other expenses)(a)

                                                                  MINIMUM   MAXIMUM
Total expenses before fee waivers and/or expense reimbursements    0.62%     3.57%

(a)   Each fund deducts management fees and other expenses from fund assets.
      Fund assets include amounts you allocate to a particular fund. Funds may also charge 12b-1 fees that are used to finance any activity that is primarily intended to result in the sale of fund shares. Because 12b-1 fees are paid out of fund assets on an ongoing basis, you may pay more if you select subaccounts investing in funds that have adopted 12b-1 plans than if you select subaccounts investing in funds that have not adopted 12b-1 plans. The fund or the fund's affiliates may pay us and/or our affiliates for promoting and supporting the offer, sale and servicing of fund shares. In addition, the fund's distributor and/or investment adviser, transfer agent or their affiliates may pay us and/or our affiliates for various services we or our affiliates provide. The amount of these payments will vary by fund and may be significant. See
      "The Variable Account and the Funds" for additional information, including potential conflicts of interest these payments may create. For a more complete description of each fund's fees and expenses and important disclosure regarding payments the fund and/or its affiliates make, please review the fund's prospectus and SAI.

TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND
(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                                  GROSS TOTAL
                                                                                  MANAGEMENT   12b-1    OTHER        ANNUAL
                                                                                     FEES       FEES   EXPENSES     EXPENSES
AIM V.I. Capital Appreciation Fund, Series I Shares                                  0.61%        --%    0.29%    0.90%(1),(2)
AIM V.I. Capital Development Fund, Series I Shares                                   0.75         --     0.34     1.09(1)
AIM V.I. Core Equity Fund, Series I Shares                                           0.60         --     0.27     0.87(1),(2)
AllianceBernstein VPS Global Technology Portfolio (Class B)                          0.75       0.25     0.17     1.17(3)
AllianceBernstein VPS Large Cap Growth Portfolio (Class B)                           0.75       0.25     0.06     1.06(3)
AllianceBernstein VPS U.S. Government/High Grade Securities Portfolio (Class B)      0.45       0.25     0.26     0.96(3)
Baron Capital Asset Fund - Insurance Shares                                          1.00       0.25     0.09     1.34(3)
Credit Suisse Trust - Mid-Cap Growth Portfolio                                       0.90         --     0.47     1.37(4)
Fidelity(R) VIP Growth & Income Portfolio Service Class                              0.47       0.10     0.12     0.69(5)
Fidelity(R) VIP Mid Cap Portfolio Service Class                                      0.57       0.10     0.12     0.79(5)
Fidelity(R) VIP Overseas Portfolio Service Class                                     0.72       0.10     0.17     0.99(5)
FTVIPT Franklin Real Estate Fund - Class 2                                           0.47       0.25     0.02     0.74(6),(7)
FTVIPT Mutual Shares Securities Fund - Class 2                                       0.60       0.25     0.18     1.03(7)
FTVIPT Templeton Foreign Securities Fund - Class 2                                   0.65       0.25     0.17     1.07(8)
Goldman Sachs VIT Capital Growth Fund                                                0.75         --     0.15     0.90(9)
Goldman Sachs VIT International Equity Fund                                          1.00         --     0.36     1.36(9)
Goldman Sachs VIT Structured U.S. Equity Fund                                        0.65         --     0.09     0.74(9)
Janus Aspen Series Global Technology Portfolio: Service Shares                       0.64       0.25     0.09     0.98(10)
Janus Aspen Series International Growth Portfolio: Service Shares                    0.64       0.25     0.06     0.95(10)
Janus Aspen Series Large Cap Growth Portfolio: Service Shares                        0.64       0.25     0.02     0.91(10)
Janus Aspen Series Mid Cap Growth Portfolio: Service Shares                          0.64       0.25     0.03     0.92(10)
JPMorgan U.S. Large Cap Core Equity Portfolio                                        0.35         --     0.50     0.85(3)
Lazard Retirement Equity Portfolio                                                   0.75       0.25     2.57     3.57
Lazard Retirement International Equity Portfolio                                     0.75       0.25     0.21     1.21
MFS(R) New Discovery Series - Initial Class                                          0.90         --     0.16     1.06(11)
MFS(R) Research Series - Initial Class                                               0.75         --     0.18     0.93(11)
MFS(R) Utilities Series - Initial Class                                              0.75         --     0.15     0.90(11)
Putnam VT Growth and Income Fund - Class IB Shares                                   0.49       0.25     0.05     0.79(3)
Putnam VT International Equity Fund - Class IB Shares                                0.75       0.25     0.18     1.18(3)



RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 7

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                         GROSS TOTAL
                                                                    MANAGEMENT   12b-1     OTHER            ANNUAL
                                                                       FEES      FEES     EXPENSES         EXPENSES
Putnam VT International New Opportunities Fund - Class IB Shares       1.00%      0.25%     0.25%     1.50%
RiverSource(SM) Variable Portfolio - Balanced Fund                     0.47       0.13      0.15      0.75(12),(13),(14)
RiverSource(SM) Variable Portfolio - Cash Management Fund              0.33       0.13      0.16      0.62((12),(13)
RiverSource(SM) Variable Portfolio - Diversified Bond Fund             0.47       0.13      0.17      0.77(12),(13)
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund    0.67       0.13      0.16      0.96(12),(13),(14)
RiverSource(SM) Variable Portfolio - Growth Fund                       0.62       0.13      0.17      0.92(12),(13),(14)
RiverSource(SM) Variable Portfolio - High Yield Bond Fund              0.59       0.13      0.17      0.89(12),(13)
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund             0.55       0.13      0.14      0.82(12),(13),(14)
RiverSource(SM) Variable Portfolio - Short Duration U.S.Government
   Fund                                                                0.48       0.13      0.18      0.79(12),(13)
RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund          0.74       0.13      0.22      1.09(12),(13),(14)
Royce Micro-Cap Portfolio                                              1.25        --       0.07      1.32(3)
Royce Small-Cap Portfolio                                              1.00        --       0.09      1.09(3)
Third Avenue Value Portfolio                                           0.90        --       0.29      1.19(3)
Wanger International Small Cap                                         0.95        --       0.18      1.13(3)
Wanger U.S. Smaller Companies                                          0.90        --       0.05      0.95(3)

(1) Figures shown in the table are for the year ended Dec. 31, 2005 and are expressed as a percentage of the Fund's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit total operating expenses of Series I shares to 1.30% of average daily nets assets. Effective upon the closing of the reorganization which occurred on May 1, 2006, the advisor for AIM V.I.
      Core Equity Fund, Series I Shares has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit total operating expenses of Series I shares to 0.91% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the total operating expenses to exceed the limit stated above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the only expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. The expense limitation is in effect through April 30, 2007.

(2) As a result of a reorganization of another Fund into the Fund, which occurred on May 1, 2006 for AIM V.I. Capital Appreciation Fund, Series I
      Shares and AIM V.I. Core Equity Fund, Series I Shares, the "Gross total annual expenses" have been restated to reflect such reorganization.

(3) The Fund's expense figures are based on actual expenses for the fiscal year ended Dec. 31, 2005.

(4) Fee waivers and or expense reimbursements may reduce expenses for the Portfolio, without which performance would be lower. Waivers and/or expense reimbursements may be discontinued at any time. For the period beginning March 1, 2006 through Feb. 28, 2007, Credit Suisse Asset
      Management, LLC will voluntarily waive an additional 0.05% of its advisory fees. After fee waivers and expense reimbursements net expenses would be 1.25% for Credit Suisse Trust - Mid-Cap Growth Portfolio.

(5) A portion of the brokerage commissions that the Fund pays may be reimbursed and used to reduce the Fund's expenses. In addition, through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the Fund's custodian expenses. Including these reductions, the net expenses would have been 0.64% for Fidelity(R) VIP Growth & Income Portfolio Service Class, 0.74% for Fidelity(R) VIP Mid Cap Portfolio Service Class and 0.92% for
      Fidelity(R) VIP Overseas Portfolio Service Class. These offsets may be discontinued at any time.

(6) The Fund's administration fee is paid indirectly through the management fee.

(7) While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year.

(8) The Fund's manager has agreed in advance to reduce its fees with respect to assets invested by the Fund in a Franklin Templeton Money Market
      Fund. This reduction is required by the Fund's Board of Trustees and an exemptive order by the Securities and Exchange Commission. The management fee reduction and net total annual expense was (0.05%) and 1.02%, respectively for FTVIPT Templeton Foreign Securities Fund - Class
      2.

(9) The Fund's annual operating expenses are based on actual expenses for the fiscal year ended Dec. 31, 2005. "Other expenses" include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of the Fund plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to limit "Other expenses" (excluding management fees, transfer agent fees and expenses, taxes, interest, brokerage, litigation and indemnification costs, shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, 0.11% of the Fund's average daily net assets for Goldman Sachs VIT Capital Growth
      Fund, 0.16% of the Fund's average daily net assets for Goldman Sachs VIT
      Structured U.S. Equity Fund and 0.16% of the Fund's average daily net assets for Goldman Sachs VIT International Equity Fund. The Investment
      Adviser may cease or modify the expense limitations at its discretion at any time. If this occurs, other expenses and total annual operating expenses may increase without shareholder approval.

(10) Janus Capital has contractually agreed to waive certain Portfolio's total operating expenses (excluding the distribution and shareholder servicing fee, the administrative services fee applicable to certain
      Portfolios, brokerage commissions, interest, taxes and extraordinary expenses) to certain limits until May 1, 2007. Because the 12b-1 fee is charged as an ongoing fee, over time the fee will increase the cost of your investment and may cost you more than paying other types of sales charges.



8 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

(11) Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent, and may have entered into brokerage arrangements that reduced or recaptured series' expenses. Any such expense reductions are not reflected in the table. Had these expense reductions been taken into account, "Gross total annual expenses" would be lower.

(12) The Fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2006, adjusted to reflect current fees.

(13) The Fund has adopted a plan under Rule 12b-1 of the Investment Company Act of 1940. The Fund pays RiverSource Distributors, Inc. an annual fee of up to 0.125% of average daily net assets as payment for distributing its shares and providing shareholder services. Because this fee is paid out of the Fund's assets on an ongoing basis, over time this fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

(14) Management fees include the impact of a performance incentive adjustment fee that decreased the management fee by 0.04% for RiverSource(SM) Variable Portfolio - Balanced Fund, 0.02% for RiverSource(SM) Variable Portfolio - Large Cap Equity Fund and 0.05% for RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund. Management fees include the impact of a performance incentive adjustment fee that increased the management fee by 0.09% for RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund and 0.02% for RiverSource(SM) Variable Portfolio - Growth Fund.

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THESE CONTRACTS WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE YOUR TRANSACTION EXPENSES, CONTRACT ADMINISTRATIVE CHARGES*, VARIABLE ACCOUNT ANNUAL EXPENSES AND FUND FEES AND EXPENSES.

THESE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THESE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR.

MAXIMUM EXPENSES. This example assumes the most expensive combination of contract features and benefits and the maximum fees and expense of any of the funds. It assumes that you select the optional GMIB. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                        IF YOU DO NOT WITHDRAW YOUR CONTRACT
                       IF YOU WITHDRAW YOUR CONTRACT                  OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
                   AT THE END OF THE APPLICABLE TIME PERIOD:        AT THE END OF THE APPLICABLE TIME PERIOD:
                 1 YEAR         3 YEARS      5 YEARS    10 YEARS      1 YEAR    3 YEARS      5 YEARS     10 YEARS
                  $1,247.76    $2,235.44    $3,212.76   $5,361.36     $547.76   $1,635.44    $2,712.76   $5,361.36

MINIMUM EXPENSES. This example assumes the least expensive combination of contract features and benefits and the minimum fees and expenses of any of the funds. It assumes that you do not select any optional benefits. Although your actual costs maybe higher or lower, based on these assumptions your costs would be:

                                                                        IF YOU DO NOT WITHDRAW YOUR CONTRACT
                      IF YOU WITHDRAW YOUR CONTRACT                   OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
                   AT THE END OF THE APPLICABLE TIME PERIOD:        AT THE END OF THE APPLICABLE TIME PERIOD:
                 1 YEAR         3 YEARS      5 YEARS    10 YEARS       1 YEAR   3 YEARS      5 YEARS     10 YEARS
                  $909.51      $1,246.96    $1,610.20   $2,391.30      $209.51  $646.96      $1,110.20   $2,391.30

* In these examples, the $30 contract administrative charge is approximated as a .024% charge. This percentage was determined by dividing the total amount of the contract administrative charges collected during the year that are attributable to each contract by the total average net assets that are attributable to that contract.

CONDENSED FINANCIAL INFORMATION


You can find unaudited condensed financial information for the subaccounts in Appendix B.

FINANCIAL STATEMENTS

You can find our audited financial statements and the audited financial statements of the subaccounts with financial history in the SAI. The SAI does not include audited financial statements for subaccounts that are new and have no activity as of the financial statement date.


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 9

THE VARIABLE ACCOUNT AND THE FUNDS


VARIABLE ACCOUNT. The variable account was established under Indiana law on July 15, 1987, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of RiverSource Life.


The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

Although the Internal Revenue Service (IRS) has issued some guidance on investor control, the U.S. Treasury and the IRS may continue to examine this aspect of variable contracts and provide additional guidance on investor control. Their concern involves how many investment choices (subaccounts) may be offered by an insurance company and how many exchanges among those subaccounts may be allowed before the contract owner would be currently taxed on income earned within the contract. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

THE FUNDS. This contract currently offers subaccounts investing in shares of the funds listed in the table below.

   o INVESTMENT OBJECTIVES: The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

   o FUND NAME AND MANAGEMENT: A fund underlying your contract in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.

   o ELIGIBLE PURCHASERS: All funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The funds are not available to the public (see "Fund Name and Management" above). Some funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously. Although we and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of each fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each fund intends to comply with the diversification requirements under Section 817(h) of the Code.

   o  REVENUE WE RECEIVE FROM THE FUNDS MAY CREATE POTENTIAL CONFLICTS OF
      INTEREST: We seek to provide a broad array of underlying funds taking into account the fees and charges imposed by each fund and the contract charges we impose. We select the underlying funds in which the subaccounts initially invest and upon any substitution (see "Substitution of Investments"). We also make all decisions regarding which funds to retain in a contract, which funds to add to a contract and which funds will no longer be offered in a contract. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to fund performance, fund expenses, classes of fund shares available, size of the fund and investment objectives and investing style of the fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds and portfolio concentration and sector weightings. We also consider the levels and types of revenue a fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to compensation for administrative services provided with respect to the fund and support of marketing and distribution expenses incurred with respect to the fund.


10 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

      We and/or our affiliates receive from each of the funds, or the funds' affiliates, varying levels and types of revenue. The amount of this revenue is most often based on a percentage of average daily net assets invested in the fund. For example, the revenue we receive from affiliates of funds other than the RiverSource Variable Portfolio Funds (unaffiliated funds) currently ranges up to 0.55% of the average daily net assets invested in the fund through this and other contracts we or our affiliates issue. In some cases, this revenue may be based, in part, on sales one of our affiliates makes of other securities including, but not limited to publicly-traded retail mutual funds and/or the average daily net assets resulting from these sales. We or our affiliates may also receive revenue which is not based on a percentage of average daily net assets.


      The amount of this revenue varies by fund, may be significant and may create potential conflicts of interest. The greatest amount and percentage of revenue we and our affiliates receive comes from assets allocated to subaccounts investing in the RiverSource Variable Portfolio Funds (affiliated funds) that are managed by RiverSource Investments, LLC (RiverSource Investments), one of our affiliates. Employee compensation and operating goals at all levels are tied to the success of Ameriprise Financial, Inc. and its affiliates, including us. Certain employees may receive higher compensation and other benefits based, in part, on contract values that are invested in the RiverSource Variable Portfolio Funds. These revenue payments may also influence recommendations your investment professional makes regarding whether you should invest in the contract, and whether you should allocate purchase payments or contract value to a subaccount that invests in a particular fund (see "About the Service Providers").

      The revenue we receive from a fund or its affiliates is in addition to revenue we receive from the charges you pay when buying, owning and surrendering the contract (see "Expense Summary"). However, the revenue we receive from a fund or its affiliates may come, at least in part, from the fund's fees and expenses you pay indirectly when you allocate contract value to the subaccount that invests in that fund.

      Please see the SAI for a table that ranks the unaffiliated funds according to total dollar amounts they and their affiliates paid to us and/or our affiliates in 2005.

   o WHY REVENUES ARE PAID TO US: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive this revenue for various purposes including, but not limited to:

      o Compensating, training and educating investment professionals who sell the contracts.

      o Granting access to our employees whose job it is to promote sales of the contracts by authorized selling firms and their investment professionals, and granting access to investment professionals of our affiliated selling firms.

      o Activities or services we or our affiliates provide that assist in the promotion and distribution of the contracts including promoting the funds available under the contracts to prospective and existing contract owners, authorized selling firms and investment professionals.

      o Providing sub-transfer agency and shareholder servicing to contract owners.

      o Promoting, including and/or retaining the fund's investment portfolios as underlying investment options in the contracts.

      o Advertising, printing and mailing sales literature, and printing and distributing prospectuses and reports.

      o Furnishing personal services to contract owners, including education of contract owners, answering routine inquiries regarding a fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the National Association of Securities Dealers, Inc. (NASD).

      o Subaccounting, transaction processing, recordkeeping and administration.

   o SOURCES OF REVENUE RECEIVED FROM AFFILIATED FUNDS: The affiliated funds are managed by RiverSource Investments. The sources of revenue we receive from these affiliated funds, or from affiliates of these funds, may include, but are not necessarily limited to, the following:

      o Assets of the fund's adviser and transfer agent or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the fund or on the actual cost of certain services we provide with respect to the fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.

      o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

   o SOURCES OF REVENUE RECEIVED FROM UNAFFILIATED FUNDS: The unaffiliated funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated funds, or the funds' affiliates, may include, but are not necessarily limited to, the following:

      o Assets of the fund's adviser, subadviser, transfer agent or an affiliate of these and assets of the fund's distributor or an affiliate. The revenue resulting from these sources usually is based on a percentage of average daily net assets of the fund but there may be other types of payment arrangements.

      o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 11

YOU MAY ALLOCATE PURCHASE PAYMENTS AND TRANSFERS TO ANY OR ALL OF THE SUBACCOUNTS OF THE VARIABLE ACCOUNT THAT INVEST IN SHARES OF THE FOLLOWING
FUNDS:

------------------------------------------------------------------------------------------------------------------------------------
FUND                          INVESTMENT OBJECTIVE AND POLICIES                                 INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital              Growth of capital. Invests principally in common stocks of        A I M Advisors, Inc.
Appreciation Fund,            companies likely to benefit from new or innovative products,
Series I Shares               services or processes as well as those with above-average
                              growth and excellent prospects for future growth. The fund can invest up to 25% of its total assets in foreign
                              securities that involve risks not associated with investing solely in the United States.
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital              Long-term growth of capital. Invests primarily in securities      A I M Advisors, Inc.
Development Fund,             (including common stocks, convertible securities and bonds)
Series I Shares               of small- and medium-sized companies. The Fund may invest up to 25% of its total assets in foreign securities.
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund,    Growth of capital. Invests normally at least 80% of its net       A I M Advisors, Inc.
Series I Shares               assets, plus the amount of any borrowings for investment
                              purposes, in equity securities, including convertible
                              securities of established companies that have long-term
                              above-average growth in earnings and dividends and growth
                              companies that are believed to have the potential for
                              above-average growth in earnings and dividends. The Fund may invest up to 25% of its total assets in foreign securities.
------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein VPS         Long-term growth of capital. The Fund invests at least 80%        AllianceBernstein L.P.
Global Technology             of its net assets in securities of companies that use
Portfolio (Class B)           technology extensively in the development of new or improved products or processes. Invests in a global portfolio of
                              securities of U.S. and foreign companies selected for their growth potential.
------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein VPS         Long-term growth of capital. Invests primarily in equity          AllianceBernstein L.P.
Large Cap Growth              securities of U.S. companies. Unlike most equity funds, the
Portfolio (Class B)           Portfolio focuses on a relatively small number of intensively researched companies.
------------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein VPS         High level of current income consistent with preservation of      AllianceBernstein L.P.
U.S. Government/High          capital. Invests primarily in (1) U.S. government securities
Grade Securities Portfolio    and (2) other high-grade debt securities or, if unrated, of
(Class B)                     equivalent quality.
------------------------------------------------------------------------------------------------------------------------------------
Baron Capital Asset           Capital appreciation. Invests primarily in securities of          BAMCO, Inc.
Fund - Insurance Shares       small- and medium-sized companies with undervalued assets
                              or favorable growth prospects.
------------------------------------------------------------------------------------------------------------------------------------
Credit Suisse - Trust         Maximum capital appreciation. Invests in U.S. equity              Credit Suisse Asset Management, LLC
Mid-Cap Growth Portfolio      securities of "mid-cap" growth companies with growth
                              characteristics such as positive earnings and potential for accelerated growth.
------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Growth &      Seeks high total return through a combination of current          Fidelity Management & Research
Income Portfolio              income and capital appreciation. Normally invests a majority      Company (FMR), investment manager;
Service Class                 of assets in common stocks with a focus on those that pay         FMR U.K., FMR Far East,
                              current dividends and show potential for capital appreciation.    sub-investment advisers.
                              May invest in bonds, including lower-quality debt securities, as well as stocks that are not currently paying dividends, but offer prospects for future income or capital appreciation.
                              Invests in domestic and foreign issuers. The Fund invests in either "growth" stocks or "value" stocks or both.
------------------------------------------------------------------------------------------------------------------------------------


12 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                          INVESTMENT OBJECTIVE AND POLICIES                                 INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Mid Cap       Long-term growth of capital. Allocates assets across different    Fidelity Management & Research
Portfolio Service Class       market sectors and maturities. Normally invests primarily in      Company (FMR), investment manager;
                              common stocks. Normally invests at least 80% of assets in         FMR U.K., FMR Far East,
                              securities of companies with medium market capitalizations.       sub-investment advisers.
                              May invest in companies with smaller or larger market Fund capitalizations. Invests in domestic and foreign issuers. The invests in either "growth" or "value" common stocks or both.
------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Overseas      Long-term growth of capital. Normally invests primarily in        Fidelity Management & Research
Portfolio Service Class       common stocks of foreign securities. Normally invests at least    Company (FMR), investment manager;
                              80% of assets in non-U.S. securities.                             FMR U.K., FMR Far East, Fidelity
                                                                                                International Investment Advisors
                                                                                                (FIIA) and FIIA U.K.,
                                                                                                sub-investment advisers.
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Real          Seeks capital appreciation, with current income as a              Franklin Advisers, Inc.
Estate Fund - Class 2         secondary goal. The Fund normally invests at least 80% of
                              its net assets in investments of companies operating in the real estate sector.
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Mutual Shares          Seeks capital appreciation, with income as a secondary goal.      Franklin Mutual Advisers, LLC
Securities Fund - Class 2     The Fund normally invests mainly in equity securities that the manager believes are undervalued. The Fund normally invests primarily in undervalued stocks and to a lesser extent in risk arbitrage securities and distressed companies.
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Templeton Foreign      Long-term capital growth. The Fund normally invests at least      Templeton Investment Counsel, LLC
Securities Fund - Class 2     80% of its net assets in investments of issuers located
                              outside the U.S., including those in emerging markets.
------------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT Capital     Seeks long-term growth of capital. The Fund invests, under        Goldman Sachs Asset Management, L.P.
Growth Fund                   normal circumstances, at least 90% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase ("Total
                              Assets") in equity investments. The Fund seeks to achieve
                              its investment objective by investing in a diversified
                              portfolio of equity investments that are considered by the
                              Investment Adviser to have long-term capital appreciation
                              potential. Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 10% of its Total
                              Assets in foreign securities, including securities of
                              issuers in emerging countries and securities quoted in
                              foreign currencies.
------------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT             The Fund seeks long-term capital appreciation. The Fund           Goldman Sachs Asset Management
International Equity Fund     seeks this objective by investing in the stocks of leading        International
                              companies within developed and emerging countries around the world, outside the U.S. The Fund invests, under normal
                              circumstances, substantially all, and at least 80% of its
                              net assets plus any borrowings for investment purposes
                              (measured at time of purchase) ("Net Assets") in a
                              diversified portfolio of equity investments in companies
                              that are organized outside the United States or whose
                              securities are principally traded outside the United States.
                              The Fund intends to invest in companies with public stock
                              market capitalizations that are larger than $2.5 billion at the time of investment. The Fund may allocate its assets
                              among countries as determined by the Investment Adviser from time to time, provided the Fund's assets are invested in at least three foreign countries.
------------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 13

------------------------------------------------------------------------------------------------------------------------------------
FUND                          INVESTMENT OBJECTIVE AND POLICIES                                 INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------

Goldman Sachs VIT             The Fund seeks long-term growth of capital and dividend           Goldman Sachs Asset Management, L.P.
Structured U.S. Equity        income. The Fund invests, under normal circumstances, at
Fund                          least 90% of its total assets (not including securities
                              lending collateral and any investment of that collateral)
                              measured at time of purchase ("Total Assets") in a
                              diversified portfolio of equity investments in U.S. issuers, including foreign companies that are traded in the United
                              States. However, it is currently anticipated that, under
                              normal circumstances, the Fund will invest at least 95% of its net assets plus any borrowings for investment purposes
                              (measured at the time of purchase) in such equity
                              investments. The Fund's investments are selected using both a variety of quantitative techniques and fundamental
                              research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the S&P 500 Index. The Fund seeks a broad representation in most major sectors of the U.S.
                              economy and a portfolio consisting of companies with average long-term earnings growth expectations and dividend yields.
                              The Fund is not required to limit its investments to
                              securities in the S&P 500 Index. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.


------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series Global     Long-term growth of capital. Invests, under normal                Janus Capital
Technology Portfolio:         circumstances, at least 80% of its net assets in securities
Service Shares                of companies that the portfolio manager believes will
                              benefit significantly from advances or improvements in
                              technology. It implements this policy by investing primarily in equity securities of U.S. and foreign companies selected for their growth potential.

------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series            Long-term growth of capital. Invests, under normal                Janus Capital
International Growth          circumstances, at least 80% of its net assets in securities
Portfolio: Service Shares     of issuers from at least five different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S. issuers
                              and under unusual circumstances, it may invest all of its
                              assets in fewer than five countries or even a single
                              country.

------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series Large      Long-term growth of capital in a manner consistent with the       Janus Capital
Cap Growth Portfolio:         preservation of capital. Invests under normal circumstances at
Service Shares                least 80% of its net assets in large-sized companies. Large-
                              sized companies are those whose market capitalization falls within the range of companies in the Russell 1000(R) Index at the time of purchase.

------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series            Seeks long-term growth of capital. Invests, under normal          Janus Capital
Mid Cap Growth Portfolio:     circumstances, at least 80% of its net assets in equity
Service Shares                securities of mid-sized companies whose market
                              capitalization falls, at the time of initial purchase, in
                              the 12-month average of the capitalization ranges of the
                              Russell Midcap Growth Index.

------------------------------------------------------------------------------------------------------------------------------------


14 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                          INVESTMENT OBJECTIVE AND POLICIES                                 INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------

JPMorgan U.S. Large Cap       Seeks to provide a high total return from a portfolio of          J.P. Morgan Investment
Core Equity Portfolio         selected equity securities. Under normal circumstances, the       Management Inc.
                              Portfolio invests at least 80% of its Assets in equity
                              investments of large-cap U.S. companies. "Assets" means net assets, plus the amount of borrowings for investment
                              purposes.

------------------------------------------------------------------------------------------------------------------------------------
Lazard Retirement             Long-term capital appreciation. Invests primarily in equity       Lazard Asset Management, LLC
Equity Portfolio              securities, principally common stocks, of relatively large
                              U.S. companies with market capitalizations in the range of the S&P 500(R) Index that the Investment Manager believes
                              are undervalued based on their earnings, cash flow or asset values.
------------------------------------------------------------------------------------------------------------------------------------
Lazard Retirement             Long-term capital appreciation. Invests primarily in equity       Lazard Asset Management, LLC
International                 securities, principally common stocks, of relatively large
Equity Portfolio              non-U.S. companies with market capitalizations in the range of the Morgan Stanley Capital International (MSCI) Europe,
                              Australia and Far East (EAFE(R)) Index that the Investment
                              Manager believes are undervalued based on their earnings,
                              cash flow or asset values.
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) New Discovery          Capital appreciation. Invests in at least 65% of its net          MFS Investment Management(R)
Series - Initial Class        assets in equity securities of emerging growth companies.
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) Research Series -      Long-term growth of capital and future income. Invests            MFS Investment Management(R)
Initial Class                 primarily in common stocks and related securities that have favorable prospects for long-term growth, attractive
                              valuations based on current and expected earnings or cash
                              flow, dominant or growing market share, and superior
                              management.
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) Utilities Series -     Capital growth and current income. Invests primarily in           MFS Investment Management(R)
Initial Class                 equity and debt securities of domestic and foreign companies in the utilities industry.
------------------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth              Seeks capital growth and current income. The fund pursues its     Putnam Investment Management, LLC
and Income Fund -             goal by investing mainly in common stocks of U.S. companies,
Class IB Shares               with a focus on value stocks that offer the potential for
                              capital growth, current income or both.
------------------------------------------------------------------------------------------------------------------------------------
Putnam VT International       Seeks capital appreciation. The fund pursues its goal by          Putnam Investment Management, LLC
Equity Fund - Class IB        investing mainly in common stocks of companies outside
Shares                        the United States that Putnam Management believes have
                              favorable investment potential. Under normal circumstances, the fund invests at least 80% of its net assets in equity
                              investments.
------------------------------------------------------------------------------------------------------------------------------------
Putnam VT International       Seeks long-term capital appreciation. The fund pursues its        Putnam Investment Management, LLC
New Opportunities Fund -      goal by investing mainly in common stocks of companies
Class IB Shares               outside the United States with a focus on growth stocks.
------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable          Maximum total investment return through a combination of          RiverSource Investments, LLC
Portfolio - Balanced Fund     capital growth and current income. Invests primarily in a         (RiverSource Investments)
                              combination of common and preferred stocks, bonds and other debt securities. Under normal market conditions, at least
                              50% of the Fund's total assets are invested in common stocks and no less than 25% of the Fund's total assets are invested in debt securities. The Fund may invest up to 25% of its
                              total assets in foreign investments.
------------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 15

------------------------------------------------------------------------------------------------------------------------------------
FUND                          INVESTMENT OBJECTIVE AND POLICIES                                 INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable          Maximum current income consistent with liquidity and              RiverSource Investments
Portfolio - Cash              stability of principal. Invests primarily in money market
Management Fund               instruments, such as marketable debt obligations issued by corporations or the U.S. government or its agencies, bank
                              certificates of deposit, bankers' acceptances, letters of
                              credit, and commercial paper, including asset-backed
                              commercial paper.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable          High level of current income while attempting to conserve         RiverSource Investments
Portfolio - Diversified       the value of the investment and continuing a high level of
Bond Fund                     income for the longest period of time. Under normal market conditions, the Fund invests at least 80% of its net assets in bonds and other debt securities. At least 50% of the
                              Fund's net assets will be invested in securities like those included in the Lehman Brothers Aggregate Bond Index
                              (Index), which are investment grade and denominated in U.S.
                              dollars. The Index includes securities issued by the U.S.
                              government, corporate bonds, and mortgage- and asset-backed securities. Although the Fund emphasizes high- and
                              medium-quality debt securities, it will assume some credit risk to achieve higher yield and/or capital appreciation by buying lower-quality (junk) bonds.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable          High level of current income and, as a secondary goal, steady     RiverSource Investments
Portfolio - Diversified       growth of capital. Under normal market conditions, the Fund
Equity Income Fund            invests at least 80% of its net assets in dividend-paying
                              common and preferred stocks.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable          Long-term capital growth. Invests primarily in common stocks      RiverSource Investments
Portfolio - Growth Fund       and securities convertible into common stocks that appear to offer growth opportunities. These growth opportunities could result from new management, market developments, or
                              technological superiority. The Fund may invest up to
                              25% of its total assets in foreign investments.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable          High current income, with capital growth as a secondary           RiverSource Investments
Portfolio - High Yield        objective. Under normal market conditions, the Fund invests
Bond Fund                     at least 80% of its net assets in high-yielding, high-risk corporate bonds (junk bonds) issued by U.S. and foreign
                              companies and governments.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable          Capital appreciation. Under normal market conditions, the         RiverSource Investments
Portfolio - Large Cap         Fund invests at least 80% of its net assets in equity
Equity Fund                   securities of companies with market capitalization greater than $5 billion at the time of purchase.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable          A high level of current income and safety of principal            RiverSource Investments
Portfolio - Short Duration    consistent with an investment in U.S. government and
U.S. Government Fund          government agency securities. Under normal market
                              conditions, at least 80% of the Fund's net assets are
                              invested in securities issued or guaranteed as to principal and interest by the U.S. government, its agencies or
                              instrumentalities.

------------------------------------------------------------------------------------------------------------------------------------


16 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

FUND                          INVESTMENT OBJECTIVE AND POLICIES                                 INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable          Long-term capital growth. Under normal market conditions, at      RiverSource Investments, adviser;
Portfolio - Small Cap         least 80% of the Fund's net assets are invested in equity         Kenwood Capital Management LLC,
Advantage Fund                securities of companies with market capitalization of up to       subadviser
                              $2 billion or that fall within the range of the Russell
                              2000(R) Index at the time of investment.
------------------------------------------------------------------------------------------------------------------------------------
Royce Micro-Cap Portfolio     Long-term growth of capital. Invests primarily in a broadly       Royce & Associates, LLC
                              diversified portfolio of equity securities issued by micro-cap companies (companies with stock market capitalizations below
                              $500 million).
------------------------------------------------------------------------------------------------------------------------------------
Royce Small-Cap Portfolio     Long-term growth of capital with current income as a              Royce & Associates, LLC
                              secondary objective. Invests primarily in a limited number of equity securities issued by small companies with stock
                              market capitalization below $2.5 billion.
------------------------------------------------------------------------------------------------------------------------------------
Third Avenue                  Long-term capital appreciation. Invests primarily in common       Third Avenue Management LLC
Value Portfolio               stocks of well-financed companies, meaning companies without significant liabilities in comparison to their liquid
                              resources at a discount to what the Adviser believes is
                              their intrinsic value.
------------------------------------------------------------------------------------------------------------------------------------
Wanger International          Long-term growth of capital. Invests primarily in stocks of       Columbia Wanger Asset Management,
Small Cap                     companies based outside the U.S. with market capitalizations      L.P.
                              of less than $5 billion at time of initial purchase.
------------------------------------------------------------------------------------------------------------------------------------
Wanger U.S.                   Long-term growth of capital. Invests primarily in stocks          Columbia Wanger Asset Management,
Smaller Companies             of small- and medium-size U.S. companies with market              L.P.
                              capitalizations of less than $5 billion at time of initial purchase.
------------------------------------------------------------------------------------------------------------------------------------

THE GUARANTEE PERIOD ACCOUNTS (GPAS)

The GPAs may not be available in some states.

You may allocate purchase payments to one or more of the GPAs with guarantee periods declared by us. These periods of time may vary by state. The minimum required investment in each GPA is $1,000. There are restrictions on the amount you can allocate to these accounts as well as on transfers from these accounts (see "Buying Your Contract" and "Transfer policies"). These accounts are not available in all states and are not offered after annuity payouts begin. Some states also restrict the amount you can allocate to these accounts.

Each GPA pays an interest rate that is declared when you make an allocation to that account. That interest rate is then fixed for the Guarantee Period that you chose. We will periodically change the declared interest rate for any future allocations to these accounts, but we will not change the rate paid on contract value currently in a GPA.


The interest rates that we will declare as guaranteed rates in the future are determined by us at our discretion ("Future Rates"). We will determine Future Rates based on various factors including, but not limited to, the interest rate environment, returns we earn on investments in the nonunitized separate account we have established for the GPAs, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition and RiverSource Life's revenues and other expenses. WE CANNOT PREDICT NOR CAN WE GUARANTEE WHAT FUTURE RATES WILL BE.


You may transfer or withdraw contract value out of the GPAs within 30 days before the end of the Guarantee Period without receiving a MVA (see "Market Value Adjustment (MVA)" below). During this 30 day window you may choose to start a new Guarantee Period of the same length, transfer the contract value to another GPA, transfer the contract value to any of the subaccounts, or withdraw the contract value from the contract (subject to applicable withdrawal provisions). If we do not receive any instructions at the end of your Guarantee Period our current practice is to automatically transfer the contract value into the one-year fixed account.

We hold amounts you allocate to the GPAs in a "nonunitized" separate account we have established under the Indiana Insurance Code. This separate account provides an additional measure of assurance that we will make full payment of amounts due under the GPAs. State insurance law prohibits us from charging this separate account with liabilities of any other separate account or of our general business. We own the assets of this separate account as well as any favorable investment performance of those assets. You do not participate in the performance of the assets held in this separate account. We guarantee all benefits relating to your value in the GPAs. This guarantee is based on the continued claims-paying ability of the company.


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 17

We intend to construct and manage the investment portfolio relating to the separate account using a strategy known as "immunization." Immunization seeks to lock in a defined return on the pool of assets versus the pool of liabilities over a specified time horizon. Since the return on the assets versus the liabilities is locked in, it is "immune" to any potential fluctuations in interest rates during the given time. We achieve immunization by constructing a portfolio of assets with a price sensitivity to interest rate changes (i.e., price duration) that is essentially equal to the price duration of the corresponding portfolio of liabilities. Portfolio immunization provides us with flexibility and efficiency in creating and managing the asset portfolio, while still assuring safety and soundness for funding liability obligations.

We must invest this portfolio of assets in accordance with requirements established by applicable state laws regarding the nature and quality of investments that life insurance companies may make and the percentage of their assets that they may commit to any particular type of investment. Our investment strategy will incorporate the use of a variety of debt instruments having price durations tending to match the applicable Guarantee Periods. These instruments include, but are not necessarily limited to, the following:

o Securities issued by the U.S. government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. government;

o Debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by any of three nationally recognized rating agencies -- Standard & Poor's, Moody's Investors Service or Fitch (formerly Duff & Phelp's) -- or are rated in the two highest grades by the National Association of Insurance Commissioners;

o Other debt instruments which are unrated or rated below investment grade, limited to 10% of assets at the time of purchase; and

o Real estate mortgages, limited to 45% of portfolio assets at the time of acquisition.

In addition, options and futures contracts on fixed income securities will be used from time to time to achieve and maintain appropriate investment and liquidity characteristics on the overall asset portfolio.

While this information generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Indiana and other state insurance laws.

MARKET VALUE ADJUSTMENT (MVA)

We guarantee the contract value allocated to your GPA, including the interest credited, if you do not make any transfers or withdrawals from that GPA prior to 30 days before the end of the Guarantee Period. However, we will apply an MVA if a transfer or withdrawal occurs prior to this time, unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy. The MVA also affects amounts withdrawn from a GPA prior to 30 days before the end of the Guarantee Period that are used to purchase payouts under an annuity payout plan. We will refer to all of these transactions as "early withdrawals" in the discussion below.

When you request an early withdrawal, we adjust the early withdrawal amount by an MVA formula. The early withdrawal amount reflects the relationship between the guaranteed interest rate you are earning in your current GPA and the interest rate we are crediting on new GPAs that end at the same time as your current GPA.

The MVA is sensitive to changes in current interest rates. The magnitude of any applicable MVA will depend on our current schedule of guaranteed interest rates at the time of the withdrawal, the time remaining in your Guarantee Period and your guaranteed interest rate. The MVA is negative, zero or positive depending on how the guaranteed interest rate on your GPA compares to the interest rate of a new GPA for the same number of years as the Guarantee Period remaining on your GPA. This is summarized in the following table:

                  IF YOUR GPA RATE IS:              THE MVA IS:
          Less than the new GPA rate + 0.10%          Negative
          Equal to the new GPA rate + 0.10%           Zero
          Greater than the new GPA rate + 0.10%       Positive

GENERAL EXAMPLES

As the examples below demonstrate, the application of an MVA may result in either a gain or loss of principal. We refer to all of the transactions described below as "early withdrawals."

Assume:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA.

o We guarantee an interest rate of 3.0% annually for your ten-year Guarantee Period.

o After three years, you decide to make a withdrawal from your GPA. In other words, there are seven years left in your Guarantee Period.

Remember that the MVA depends partly on the interest rate of a new GPA for the same number of years as the Guarantee Period remaining on your GPA. In this case, that is seven years.


18 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

EXAMPLE 1: Remember that your GPA is earning 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 3.5%. We add 0.10% to the 3.5% rate to get 3.6%. Your GPA's 3.0% rate is less than the 3.6% rate so the MVA will be negative.

EXAMPLE 2: Remember again that your GPA is earning 3.0%, and assume that new GPAs that we offer with a seven-year Guarantee Period are earning 2.5%. We add 0.10% to the 2.5% rate to get 2.6%. In this example, since your GPA's 3.0% rate is greater than the 2.6% rate, the MVA will be positive. To determine that adjustment precisely, you will have to use the formula described below.

SAMPLE MVA CALCULATIONS

The precise MVA formula we apply is as follows:

                             [(   1 + i   ) (TO THE POWER OF n/12) - 1] = MVA
   EARLY WITHDRAWAL AMOUNT x  ------------
                              1 + j + .001

   Where i = rate earned in the GPA from which amounts are being transferred or withdrawn.

         j = current rate for a new Guaranteed Period equal to the remaining term in the current Guarantee Period.

         n = number of months remaining in the current Guarantee Period
             (rounded up).

EXAMPLES

Using assumptions similar to those we used in the examples above:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA.

o We guarantee an interest rate of 3.0% annually for your ten-year Guarantee Period.

o After three years, you decide to make a $1,000 withdrawal from your GPA. In other words, there are seven years left in your Guarantee Period.

EXAMPLE 1: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 3.5%. Using the formula above, we determine the MVA as follows:

            [(    1.030     ) (TO THE POWER OF 84/12) -1] = -$39.84
   $1,000 x  ---------------
             1 + .035 + .001

In this example, the MVA is a negative $39.84.

EXAMPLE 2: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 2.5%. Using the formula above, we determine the MVA as follows:

            [(     1.030    ) (TO THE POWER OF 84/12) -1] = $27.61
   $1,000 x  ---------------
             1 + .025 + .001

In this example, the MVA is a positive $27.61.

Please note that when you allocate your purchase payment to the ten-year GPA and your purchase payment is in its fourth year from receipt at the beginning of the Guarantee Period, your withdrawal charge percentage is 6%. (See "Charges -- Withdrawal Charge.") We do not apply MVAs to the amounts we deduct for withdrawal charges, so we would deduct the withdrawal charge from your early withdrawal after we applied the MVA. Also note that when you request an early withdrawal, we withdraw an amount from your GPA that will give you the net amount you requested after we apply the MVA and any applicable withdrawal charge, unless you request otherwise.

The current interest rate we offer on the GPA will change periodically at our discretion. It is the rate we are then paying on purchase payments, renewals and transfers paid under this class of contracts for Guarantee Period durations equaling the remaining Guarantee Period of the GPA to which the formula is being applied.

We will not apply MVAs to amounts withdrawn for annual contract charges, to amounts we pay as death claims or to automatic transfers from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy.


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 19

THE ONE-YEAR FIXED ACCOUNT


You may allocate purchase payments or transfer accumulated value to the one-year fixed account. Some states may restrict the amount you can allocate to this account. We back the principal and interest guarantees relating to the one-year fixed account. These guarantees are based on the continued claims-paying ability of the company. The value of the one-year fixed account increases as we credit interest to the account. Purchase payments and transfers to the one-year fixed account become part of our general account. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. The interest rate we apply to each purchase payment or transfer to the one-year fixed account is guaranteed for one year. Thereafter we will change the rates from time-to-time at our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition, and RiverSource Life's revenues and expenses. The guaranteed minimum interest rate offered may vary by state but will not be lower than state law allows.


There are restrictions on the amount you can allocate to this account as well as on transfers from this account (see "Buying Your Contract" and "Making the Most of Your Contract -- Transfer policies").

Interest in the one-year fixed account is not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the one-year fixed account, however, disclosures regarding the one-year fixed account, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

BUYING YOUR CONTRACT

New contracts are not currently being offered.

As the owner, you have all rights and may receive all benefits under the contract. You can own a qualified or nonqualified annuity. You can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract or become an annuitant if you are 90 or younger. (The age limit may be younger for qualified annuities in some states.)

When you applied, you selected (if available in your state):

o a death benefit option if both you and the annuitant are 79 or younger at contract issue(1);

o     the optional Guaranteed Minimum Income Benefit Rider(2);

o     the optional 8% Performance Credit Rider(2);

o the one-year fixed account, GPAs and/or subaccounts in which you want to invest(3);

o     how you want to make purchase payments;

o the date you want to start receiving annuity payouts (the retirement date); and

o     a beneficiary.

(1) If you and the annuitant are 79 or younger at contract issue, you may select the ROP, MAV or EDB death benefit. The EDB not be available in all states. If either you or the annuitant are 80 or older at contract issue, the ROP death benefit will apply.

(2) You may select either the GMIB or the PCR, but not both. Riders may not be available in all states. The GMIB is only available if the annuitant is 75 or younger at contract issue. If you select the GMIB you must select either the MAV death benefit or the EDB.

(3) Some states may restrict the amount you can allocate to the GPAs and the one-year fixed account. GPAs are not available under contracts issued in Maryland, Oregon, Pennsylvania or Washington and may not be available in other states.

The contract provides for allocation of purchase payments to the subaccounts of the variable account, to the GPAs and/or to the one-year fixed account in even 1% increments subject to the $1,000 minimum required investment for the GPAs. For contracts with applications signed on or after June 16, 2003, the amount of any purchase payment allocated to the GPAs and the one-year fixed account in total cannot exceed 30% of the purchase payment. More than 30% of a purchase payment may be so allocated if you establish a dollar cost averaging arrangement with respect to the purchase payment according to procedures currently in effect, or you are participating according to the rules of an asset allocation model portfolio program available under the contract, if any.

We apply your initial purchase payments to the GPAs, one-year fixed account and subaccounts you select. If we receive your purchase payment at our administrative office before the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the valuation date we received the payment. If we receive an additional purchase payment at our administrative office at or after the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the next valuation date after we received the payment.


20 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

You may make monthly payments to your contract under a SIP. You must make an initial purchase payment of at least $5,000 in South Carolina, Texas or Washington or $2,000 in all other states. Then, to begin the SIP, you will complete and send a form and your first SIP payment along with your application. There is no charge for SIP. You can stop your SIP payments at any time.

In most states, you may make additional purchase payments to nonqualified and qualified annuities until the retirement date.

THE RETIREMENT DATE

Annuity payouts begin on the retirement date. When we process your application, we will establish the retirement date to be the maximum age for nonqualified annuities and Roth IRAs and for qualified annuities the date specified below. You can also select a date within the maximum limits. Your selected date can align with your actual retirement from a job, or it can be a different date, depending on your needs and goals and on certain restrictions. You also can change the retirement date, provided you send us written instructions at least 30 days before annuity payouts begin.

FOR NONQUALIFIED ANNUITIES AND ROTH IRAS, the retirement date must be:

o     no earlier than the 30th day after the contract's effective date; and

o no later than the annuitant's 85th birthday or the tenth contract anniversary, if purchased after age 75.

FOR QUALIFIED ANNUITIES EXCEPT ROTH IRAS, to comply with IRS regulations, the retirement date generally must be:

o for IRAs, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or

o for all other qualified annuities, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2 or, if later, retires (except that 5% business owners may not select a retirement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2).

If you satisfy your required minimum distributions in the form of partial withdrawals from this contract, annuity payouts can start as late as the annuitant's 85th birthday or the tenth contract anniversary, if later, or a date that has been otherwise agreed to by us.

Contract owners of IRAs and TSAs may also be able to satisfy required minimum distributions using other IRAs or TSAs, and in that case, may delay the annuity payout start date for this contract.

BENEFICIARY

We will pay your named beneficiary the death benefit if it becomes payable before the retirement date while the contract is in force and before annuity payouts begin. If there is no named beneficiary, then the default provisions of your contract apply. (See "Benefits in Case of Death" for more about beneficiaries.)

PURCHASE PAYMENTS

Purchase payment amounts and purchase payment timing may vary by state and be limited under the terms of your contract.

MINIMUM PURCHASE PAYMENTS

   $50 for SIPs
   $100 for all other payments

MAXIMUM TOTAL PURCHASE PAYMENTS*

   $1,000,000 for issue ages up to 85
   $100,000 for issue ages 86 to 90


* These limits apply in total to all RiverSource Life annuities you own. We reserve the right to waive or increase maximum limits. For qualified annuities, the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.



RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 21

HOW TO MAKE PURCHASE PAYMENTS

1 BY LETTER

Send your check along with your name and contract number to our administrative office:


RIVERSOURCE LIFE INSURANCE COMPANY

829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

2 BY SIP

Contact your investment professional to complete the necessary SIP paperwork.

CHARGES

CONTRACT ADMINISTRATIVE CHARGE

We charge this fee for establishing and maintaining your records. We deduct $30 from the contract value on your contract anniversary or, if earlier, when the contract is fully withdrawn. We prorate this charge among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value. Some states limit the amount of any contract charge allocated to the one-year fixed account.

We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.

If you take a full withdrawal from your contract, we will deduct this charge at the time of withdrawal regardless of the contract value. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE

We apply this charge daily to the subaccounts. It is reflected in the unit values of your subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.

MORTALITY AND EXPENSE RISK FEE

We charge this fee daily to the subaccounts. The unit values of your subaccounts reflect this fee and it totals 1.25% of their average daily net assets on an annual basis. This fee includes coverage under any of the three death benefit options. This fee covers the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. This fee does not apply to the GPAs or the one-year fixed account.

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because we cannot increase the contract administrative charge or variable account administrative charge and these charges may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;

o then, if necessary, the funds redeem shares to cover any remaining fees payable.

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge, discussed below, will cover sales and distribution expenses.


22 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB) FEE

We charge a fee (currently 0.35%) based on the adjusted contract value for this optional feature only if you select it. If selected, we deduct the fee from the contract value on your contract anniversary at the end of each contract year. We prorate the GMIB fee among the subaccounts, GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.

If the contract is terminated for any reason or when annuity payouts begin, we will deduct the GMIB fee, adjusted for the number of calendar days coverage was in place. We cannot increase the GMIB fee after the rider effective date and it does not apply after annuity payouts begin.

We calculate the fee as follows: 0.35% x (CV + ST - FAV)

      CV  = contract value on the contract anniversary.

      ST = transfers from the subaccounts to the GPAs or the one-year fixed account made six months before the contract anniversary.

      FAV = the value of your GPAs and the one-year fixed account.

The result of ST - FAV will never be greater than zero. This allows us to base the GMIB fee largely on the subaccounts, and not on the GPAs or the one-year fixed account.

EXAMPLE

o You purchase the contract with a payment of $50,000 on Jan. 1, 2004 and allocate all of your payment to the subaccounts.

o On Sept. 1, 2004 your contract value is $75,000. You transfer $15,000 from the subaccounts to the one-year fixed account.

o On Jan. 1, 2005 (the first contract anniversary) the one-year fixed account value is $15,250 and the subaccount value is $58,000. Your total contract value is $73,250.

o     The GMIB fee percentage is 0.35%.

We calculate the charge for the GMIB as follows:

  Contract value on the contract anniversary:                                    $73,250.00
  plus transfers from the subaccounts to the one-year fixed account
  in the six months before the contract anniversary:                             +15,000.00
  minus the value of the one-year fixed account on the contract anniversary:     -15,250.00
                                                                                 ----------
                                                                                 $73,000.00
The GMIB fee charged to you: 0.35% x $73,000 =                                   $   255.50

8% PERFORMANCE CREDIT RIDER (PCR) FEE

We charge a fee of 0.25% of your contract value for this optional feature only if you select it. If selected, we deduct the PCR fee from your contract value on your contract anniversary date at the end of each contract year. We prorate this fee among the subaccounts, GPAs and the one-year fixed account in the same proportion as your interest in each account bears to your total contract value.

If the contract is terminated for any reason or when annuity payouts begin, we will deduct the PCR fee, adjusted for the number of calendar days coverage was in place. We cannot increase the PCR fee.

WITHDRAWAL CHARGE

If you withdraw all or part of your contract, you may be subject to a withdrawal charge. A withdrawal charge applies if all or part of the withdrawal amount is from any purchase payment we received less than eight years before the date of withdrawal. The withdrawal charge percentages that apply to you are shown in your contract. In addition, amounts withdrawn from a GPA more than 30 days before the end of the applicable Guarantee Period will be subject to a MVA. (See "The Fixed Accounts -- Market Value Adjustments
(MVA).")

Each time you make a purchase payment under the contract, a withdrawal charge attaches to that purchase payment. The withdrawal charge percentage for each purchase payment declines according to a schedule shown in the contract. For example, during the first two years after a purchase payment is made, the withdrawal charge percentage attached to that payment is 7%. The withdrawal charge percentage for that payment during the seventh year after it is made is 2%. At the beginning of the eighth year after that purchase payment is made, and thereafter, there is no withdrawal charge as to that payment.

You may withdraw an amount during any contract year without incurring a withdrawal charge. We call this amount the Total Free Amount ("TFA"). The TFA is the amount of your contract value that you may withdraw without incurring a withdrawal charge. Amounts withdrawn in excess of the Total Free Amount may be subject to a withdrawal charge as described below. The Total Free Amount is defined as the maximum of (a) and (b) where:

      (a)   is 10% of your prior anniversary's contract value; and

      (b)   is current contract earnings.


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 23

NOTE: We determine current contract earnings (CE) by looking at the entire contract value (CV), not the earnings of any particular subaccount, GPA or the one-year fixed account. If the contract value is less than purchase payments received and not previously withdrawn (PPNPW) then contract earnings are zero. We consider your initial purchase payment to be the prior anniversary's contract value during the first contract year.

For purposes of calculating any withdrawal charge, we treat amounts withdrawn from your contract value in the following order:

1. First, in each contract year, we withdraw amounts totaling up to 10% of your prior anniversary's contract value. We do not assess a withdrawal charge on this amount.

2. Next, we withdraw contract earnings, if any, that are greater than the amount described in number one above. We do not assess a withdrawal charge on contract earnings.

3. Next we withdraw purchase payments received prior to the withdrawal charge period shown in your contract. We do not assess a withdrawal charge on these purchase payments.

4. Finally, if necessary, we withdraw purchase payments received that are still within the withdrawal charge period you selected and shown in your contract. We withdraw these payments on a "first-in, first-out" (FIFO) basis. We do assess a withdrawal charge on these payments.

NOTE: After withdrawing earnings in numbers one and two above, we next withdraw enough additional contract value (ACV) to meet your requested withdrawal amount. If the amount described in number one above was greater than contract earnings prior to the withdrawal, the excess (XSF) will be excluded from the purchase payments being withdrawn that were received most recently when calculating the withdrawal charge. We determine the amount of purchase payments being withdrawn (PPW) in numbers three and four above as:

                     (ACV - XSF)
      PPW  =  XSF +  ----------- x (PPNPW - XSF)
                      (CV - TFA)

If the additional contract value withdrawn is less than XSF, then PPW will equal ACV.

We determine your withdrawal charge by multiplying each of these payments by the applicable withdrawal charge percentage, and then totaling the withdrawal charges.

The withdrawal charge percentage depends on the number of years since you made the payments that are withdrawn.

                  YEARS FROM PURCHASE             WITHDRAWAL CHARGE
                    PAYMENT RECEIPT                  PERCENTAGE
                           1                              7%
                           2                              7
                           3                              6
                           4                              6
                           5                              5
                           6                              4
                           7                              2
                           Thereafter                     0

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. The withdrawal charge percentage is applied to this total amount. We pay you the amount you requested.

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIED
PERIOD: Under this annuity payout plan, you can choose to take a withdrawal. The amount that you can withdraw is the present value of any remaining variable payouts. The discount rate we use in the calculation will be 5.27% if the assumed investment rate is 3.5% and 6.77% if the assumed investment rate is 5%. The withdrawal charge equals the present value of the remaining payouts using the assumed investment rate minus the present value of the remaining payouts using the discount rate.

WITHDRAWAL CHARGE CALCULATION EXAMPLE

The following is an example of the calculation we would make to determine the withdrawal charge on a contract with this history:

o The contract date is July 1, 2004 with a contract year of July 1 through June 30 and with an anniversary date of July 1 each year; and

o     We received these payments:

      -- $10,000 July 1, 2004;

      -- $8,000 Dec. 31, 2009;

      -- $6,000 Feb. 20, 2012; and

o You withdraw the contract for its total withdrawal value of $38,101 on Aug. 5, 2014 and made no other withdrawals during that contract year; and

o     The prior anniversary July 1, 2014 contract value was $38,488.


24 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

WITHDRAWAL CHARGE       EXPLANATION
      $  0              $3,848.80 is 10% of the prior anniversary's contract
                        value withdrawn without withdrawal charge; and
         0              $10,252.20 is contract earnings in excess of the 10%
                        TFA withdrawal amount withdrawn without withdrawal
                        charge; and
         0              $10,000 July 1, 2004 purchase payment was received
                        eight or more years before withdrawal and is withdrawn
                        without withdrawal charge; and
       400              $8,000 Dec. 31, 2009 purchase payment is in its fifth
                        year from receipt, withdrawn with a 5% withdrawal
                        charge; and
       360              $6,000 Feb. 20, 2012 purchase payment is in its third
                        year from receipt, withdrawn with a 6% withdrawal
                        charge.
      ----
      $760

WAIVER OF WITHDRAWAL CHARGE

We do not assess a withdrawal charge for:

o     withdrawals of any contract earnings;

o withdrawals of amounts totaling up to 10% of your prior contract anniversary's contract value to the extent they exceed contract earnings;

o required minimum distributions from a qualified annuity provided the amount is no greater than the required minimum distribution amount calculated under your specific contract currently in force;

o     contracts settled using an annuity payout plan;

o     death benefits;

o withdrawals you make under your contract's "Waiver of Withdrawal Charges" provision. To the extent permitted by state law, your contract will include this provision when you and the annuitant are under age 76 at contract issue. We will waive withdrawal charges that we normally assess upon full or partial withdrawal if you provide proof satisfactory to us that, as of the date you request the withdrawal, you or the annuitant are confined to a hospital or nursing home and have been for the prior 60 days. (See your contract for additional conditions and restrictions on this waiver); and

o to the extent permitted by state law, withdrawals you make if you or the annuitant are diagnosed in the second or later contract years as disabled with a medical condition that with reasonable medical certainty will result in death within 12 months or less from the date of the licensed physician's statement. You must provide us with a licensed physician's statement containing the terminal illness diagnosis and the date the terminal illness was initially diagnosed.

POSSIBLE GROUP REDUCTIONS: In some cases we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges. However, we expect this to occur infrequently.

FUND FEES AND EXPENSES

There are deductions from and expenses paid out of the assets of the funds that are described in the prospectuses for those funds. (See "Annual Operating Expenses of the Funds.")

PREMIUM TAXES

Certain state and local governments impose premium taxes on us (up to 3.5%). These taxes depend upon your state of residence or the state in which the contract was issued. Currently, we deduct any applicable premium tax when annuity payouts begin, but we reserve the right to deduct this tax at other times such as when you make purchase payments or when you make a full withdrawal from your contract.


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 25

VALUING YOUR INVESTMENT

We value your accounts as follows:

GPAS AND ONE-YEAR FIXED ACCOUNT

We value the amounts you allocated to the GPAs and the one-year fixed account directly in dollars. The value of these accounts equals:

o the sum of your purchase payments and transfer amounts allocated to the one-year fixed account and the GPAs;

o plus any contract value credits allocated to the GPAs and the one-year fixed account;

o     plus interest credited;

o minus the sum of amounts withdrawn after any applicable MVA (including any applicable withdrawal charges) and amounts transferred out;

o     minus any prorated portion of the contract administrative charge; and

o minus the prorated portion of the fee for any of the following optional benefits you have selected:

      -- Guaranteed Minimum Income Benefit rider

      -- Performance Credit rider

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts or we apply any contract value credits, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, we subtract a certain number of accumulation units from your contract each time you take a partial withdrawal; transfer amounts out of a subaccount; or we assess a contract administrative charge, a withdrawal charge or fee for any optional riders with annual charges (if applicable).

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses.

Here is how we calculate accumulation unit values:

NUMBER OF UNITS: to calculate the number of accumulation units for a particular subaccount we divide your investment by the current accumulation unit value.

ACCUMULATION UNIT VALUE: the current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.

WE DETERMINE THE NET INVESTMENT FACTOR BY:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

o     dividing that sum by the previous adjusted net asset value per share;
      and

o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

FACTORS THAT AFFECT SUBACCOUNT ACCUMULATION UNITS: accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

o     additional purchase payments you allocate to the subaccounts;

o     any contract value credits allocated to the subaccounts;

o     transfers into or out of the subaccounts;

o     partial withdrawals;

o     withdrawal charges;

and the deduction of a prorated portion of:

o     the contract administrative charge; and

o     the fee for any of the following optional benefits you have selected:

      -- Guaranteed Minimum Income Benefit rider

      -- Performance Credit rider


26 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

Accumulation unit values will fluctuate due to:

o     changes in fund net asset value;

o     fund dividends distributed to the subaccounts;

o     fund capital gains or losses;

o     fund operating expenses; and

o mortality and expense risk fee and the variable account administrative charge.

CONTRACT VALUE CREDITS

You are eligible to receive a contract value credit if you select the ROP Death Benefit. Before annuity payouts begin while this contract is in force we will apply contract value credits to your contract beginning on the eighth contract anniversary if there are "eligible purchase payments." Generally, we will apply contract value credits on an annual basis at your contract anniversary. However, we reserve the right to apply contract value credits on a quarterly or a monthly basis.

ELIGIBLE PURCHASE PAYMENTS: purchase payments not previously withdrawn that are no longer subject to a withdrawal charge (i.e., that are eight or more years old).

      ANNUAL CONTRACT VALUE CREDIT FORMULA: 0.50% x (CV x (EPP / TPP))

             CV = contract value at the time of the calculation.

            EPP = eligible purchase payments at the time of the calculation.

            TPP = total purchase payments at the time of the calculation.

If we calculate and apply contract value credits on a quarterly basis, we will change the percentage we use in the calculation from 0.50% to 0.125%. If we calculate and apply the credit on a monthly basis, we will change the percentage we use in the calculation from 0.50% to 0.04167%.

We allocate contract value credits to the fixed accounts and subaccounts according to the asset allocation instructions that you have in place at the time we apply the contract value credit. We continue to apply contract value credits for the life of your contract until total withdrawal or annuity payouts begin. The contract value credits will be taxable when we distribute contract value to you.

The contract value credit is available because of lower costs associated with a reduced death benefit guarantee. Because the guaranteed death benefit is lower in situations where the contract value credit is paid, there may be circumstances where you may be worse off for having received the credit than in other contracts. In particular, if the market were to decline, and a death benefit became payable, the amount paid might be less.

EXAMPLE

o You purchase a contract on Jan. 1, 2004 with a payment of $100,000 and you select the ROP Death Benefit.

o     You make an additional payment on Jan. 1, 2008 of $60,000.

o Your contract value on Jan. 1, 2012 grows to $250,000. We choose to apply contract value credits on an annual basis. Your eligible purchase payment on Jan. 1, 2012 is the original $100,000 payment; the additional $60,000 payment made on Jan. 1, 2008 is still subject to a withdrawal charge. We calculate the contract value credit as follows:

          0.50% x ($250,000 x ($100,000 / $160,000) = $781.25

      After application of the contract value credit, your contract value on Jan. 1, 2012 would be $250,781.25.


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 27

MAKING THE MOST OF YOUR CONTRACT

AUTOMATED DOLLAR-COST AVERAGING

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the one-year fixed account or the two-year GPA (without a MVA) to one or more subaccounts. The three to ten year GPAs are not available for automated transfers. You can also obtain the benefits of dollar-cost averaging by setting up regular automatic SIP payments or by establishing an Interest Sweep strategy. Interest Sweeps are a monthly transfer of the interest earned from either the one-year fixed account or the two-year GPA into the subaccounts of your choice. If you participate in an Interest Sweep strategy the interest you earn will be less than the annual interest rate we apply because there will be no compounding. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

HOW DOLLAR-COST AVERAGING WORKS

                                                                                        NUMBER
By investing an equal number                             AMOUNT      ACCUMULATION      OF UNITS
of dollars each month ...                     MONTH     INVESTED      UNIT VALUE      PURCHASED
                                               Jan        $100           $20             5.00
                                               Feb         100            18             5.56
you automatically buy
more units when the                            Mar         100            17             5.88
per unit market price is low ... ----->        Apr         100            15             6.67
                                               May         100            16             6.25
                                               Jun         100            18             5.56
                                               Jul         100            17             5.88
and fewer units
when the per unit                              Aug         100            19             5.26
market price is high.            ----->        Sept        100            21             4.76
                                               Oct         100            20             5.00

You paid an average price of $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your investment professional.

TIERED DOLLAR-COST AVERAGING (TIERED DCA) PROGRAM

If your net contract value(1) is at least $10,000, you can choose to participate in the Tiered DCA program. There is no charge for the Tiered DCA program. Under the Tiered DCA program, you can allocate a new purchase payment to one of two special Tiered DCA accounts. We determine which Tiered DCA account you are eligible for as follows:

  IF YOUR NET CONTRACT VALUE(1) IS ...   WE ALLOCATE YOUR NEW PURCHASE PAYMENTS TO:
            $10,000-$49,999                          Tier 1 DCA account
            $50,000 or more                          Tier 2 DCA account(2)

(1) "Net contract value" equals your current contract value plus any new purchase payment you make. If this is a new contract funded by purchase payments from multiple sources, we determine your net contract value based on the purchase payments, withdrawal requests and exchange requests submitted with your application.

(2) You cannot allocate your new purchase payments to a Tier 1 DCA account if you are eligible to participate in a Tier 2 DCA account.

You may only allocate a new purchase payment of at least $1,000 to the Tiered DCA account for which you are eligible. You cannot transfer existing contract values into the Tiered DCA account. Each Tiered DCA account lasts for only six months from the time we receive your first purchase payment. We make monthly transfers of your total Tiered DCA account value into the GPAs, the one-year fixed account and/or subaccounts you select over the six-month period. If you elect to transfer into a GPA, you must meet the $1,000 minimum required investment limitation for each transfer.


28 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

We reserve the right to credit a lower interest rate to each Tiered DCA account if you select the GPAs or the one-year fixed account as part of your Tiered DCA transfers. We credit higher rates on the Tier 2 DCA account than on the Tier 1 DCA account. We will change the interest rate on each Tiered DCA account from time to time at our discretion. We base these rates on competition and on the interest rate we are crediting to the one-year fixed account at the time of the change. Once we credit interest to a particular purchase payment, that rate does not change even if we change the rate we credit on new purchase payments or if your net contract value changes. We credit each Tiered DCA account with current guaranteed annual rate that is in effect on the date we receive your purchase payment. However, we credit this annual rate over the six-month period on the balance remaining in your Tiered DCA account. Therefore, the net effective interest rate you receive is less than the stated annual rate. We do not credit this interest after we transfer the value out of the Tiered DCA account into the accounts you selected.

Once you establish a Tiered DCA account, you cannot allocate additional purchase payments to it. However, you may establish another new Tiered DCA account and allocate new purchase payments to it when we change the interest rates we offer on these accounts. If you are funding a Tiered DCA account from multiple sources, we apply each purchase payment to the account and credit interest on that purchase payment on the date we receive it. This means that all purchase payments may not be in the Tiered DCA account at the beginning of the six-month period. Therefore, you may receive less total interest than you would have if all your purchase payments were in the Tiered DCA account from the beginning. If we receive any of your multiple payments after the six-month period ends, you can either allocate those payments to a new Tiered DCA account (if available) or to any other accounts available under your contract.

You cannot participate in the Tiered DCA program if you are making payments under a Systematic Investment Plan. You may simultaneously participate in the Tiered DCA program and the asset-rebalancing program as long as your subaccount allocation is the same under both programs. If you elect to change your subaccount allocation under one program, we automatically will change it under the other program so they match. If you participate in more than one Tiered DCA account, the asset allocation for each account may be different as long as you are not also participating in the asset-rebalancing program.

You may terminate your participation in the Tiered DCA program at any time. If you do, we will not credit the current guaranteed annual interest rate on any remaining Tiered DCA account balance. We will transfer the remaining balance from your Tiered DCA account to the other accounts you selected for your DCA transfers or we will allocate it in any manner you specify. Similarly, if we cannot accept any additional purchase payments into the Tiered DCA program, we will allocate the purchase payments to the other accounts you selected for your DCA transfers or in any other manner you specify.

We can modify the terms or discontinue the Tiered DCA program at any time. Any modifications will not affect any purchase payments that are already in a Tiered DCA account. For more information on the Tiered DCA program, contact your investment professional.

The Tiered DCA program does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.

ASSET REBALANCING

You can ask us in writing to automatically rebalance the subaccount portion of your contract value either quarterly, semiannually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your contract value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. Asset rebalancing does not apply to the GPAs or the one-year fixed account. There is no charge for asset rebalancing. The contract value must be at least $2,000.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. If you are also participating in the Tiered DCA program and you change your subaccount asset allocation for the asset rebalancing program, we will change your subaccount asset allocation under the Tiered DCA program to match. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your contract value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your investment professional.

TRANSFERRING BETWEEN ACCOUNTS

You may transfer contract value from any one subaccount, GPAs or the one-year fixed account, to another subaccount before annuity payouts begin. Certain restrictions apply to transfers involving the GPAs and the one-year fixed account.

The date your request to transfer will be processed depends on when we receive it:

o If we receive your transfer request at our administrative office before the close of business, we will process your transfer using the accumulation unit value we calculate on the valuation date we received your transfer request.

o If we receive your transfer request at our administrative office at or after the close of business, we will process your transfer using the accumulation unit value we calculate on the next valuation date after we received your transfer request.


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 29

There is no charge for transfers. Before making a transfer, you should consider the risks involved in changing investments. Transfers out of the GPAs will be subject to an MVA if done more than 30 days before the end of the guarantee period unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy.

We may suspend or modify transfer privileges at any time.

WE SEEK TO PREVENT MARKET TIMING. MARKET TIMING IS FREQUENT OR SHORT-TERM TRADING ACTIVITY. WE DO NOT ACCOMMODATE SHORT-TERM TRADING ACTIVITIES. DO NOT INVEST IN A CONTRACT IF YOU WISH TO USE SHORT-TERM TRADING STRATEGIES TO MANAGE YOUR INVESTMENT. THE MARKET TIMING POLICIES AND PROCEDURES DESCRIBED BELOW APPLY TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN THE CONTRACT. THE UNDERLYING FUNDS IN WHICH THE SUBACCOUNTS INVEST HAVE THEIR OWN MARKET TIMING POLICIES AND PROCEDURES. THE MARKET TIMING POLICIES OF THE UNDERLYING FUNDS MAY BE MORE OR LESS RESTRICTIVE THAN THE MARKET TIMING POLICIES AND PROCEDURES WE APPLY TO TRANSFERS AMONG THE SUBACCOUNTS OF THE CONTRACT, AND MAY INCLUDE REDEMPTION FEES. WE RESERVE THE RIGHT TO MODIFY OUR MARKET TIMING POLICIES AND PROCEDURES AT ANY TIME WITHOUT PRIOR NOTICE TO YOU.

Market timing may hurt the performance of an underlying fund in which a subaccount invests in several ways, including but not necessarily limited to:

o diluting the value of an investment in an underlying fund in which a subaccount invests;

o increasing the transaction costs and expenses of an underlying fund in which a subaccount invests; and,

o preventing the investment adviser(s) of an underlying fund in which a subaccount invests from fully investing the assets of the fund in accordance with the fund's investment objectives.

Market timing can reduce the value of your investment in the contract. If market timing causes the returns of an underlying fund to suffer, contract value you have allocated to a subaccount that invests in that underlying fund will be lower, too. Market timing can cause you, any joint owner of the contract and your beneficiary(ies) under the contract a financial loss.

IN ORDER TO HELP PROTECT YOU AND THE UNDERLYING FUNDS FROM THE POTENTIALLY HARMFUL EFFECTS OF MARKET TIMING ACTIVITY, WE APPLY THE FOLLOWING MARKET TIMING POLICY TO DISCOURAGE FREQUENT TRANSFERS OF CONTRACT VALUE AMONG THE SUBACCOUNTS OF THE VARIABLE ACCOUNT:

We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of asset allocation or dollar-cost averaging. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a contract owner who makes more than three subaccount transfers in any 90 day period. We also reserve the right to refuse any transfer request, if, in our sole judgment, the dollar amount of the transfer request would adversely affect unit values.

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your contract and the terms of your contract. These restrictions or modifications may include, but not be limited to:

o     requiring transfer requests to be submitted only by first-class U.S.
      mail;

o not accepting hand-delivered transfer requests or requests made by overnight mail;

o     not accepting telephone or electronic transfer requests;

o     requiring a minimum time period between each transfer;

o not accepting transfer requests of an agent acting under power of attorney;

o     limiting the dollar amount that you may transfer at any one time; or

o     suspending the transfer privilege.

Subject to applicable state law and the terms of each contract, we will apply the policy described above to all contract owners uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.

We cannot guarantee that we will be able to identify and restrict all market timing activity. Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to restrict all market timing activity. In addition, state law and the terms of some contracts may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the underlying funds and may result in lower contract values.

IN ADDITION TO THE MARKET TIMING POLICY DESCRIBED ABOVE, WHICH APPLIES TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT, YOU SHOULD CAREFULLY REVIEW THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS. THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS MAY BE MATERIALLY DIFFERENT THAN THOSE WE IMPOSE ON TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT AND MAY INCLUDE MANDATORY REDEMPTION FEES AS WELL AS OTHER MEASURES TO DISCOURAGE FREQUENT TRANSFERS. AS AN INTERMEDIARY FOR THE UNDERLYING FUNDS, WE ARE REQUIRED TO ASSIST THEM IN APPLYING THEIR MARKET TIMING POLICIES AND PROCEDURES TO TRANSACTIONS INVOLVING THE PURCHASE, EXCHANGE AND REDEMPTION OF FUND SHARES. THIS


30 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

ASSISTANCE MAY INCLUDE, BUT NOT BE LIMITED TO, PROVIDING THE UNDERLYING FUND UPON REQUEST WITH YOUR SOCIAL SECURITY NUMBER OR TAXPAYER IDENTIFICATION NUMBER AND THE DETAILS OF YOUR CONTRACT TRANSACTIONS INVOLVING THE UNDERLYING FUND. AN UNDERLYING FUND, IN ITS SOLE DISCRETION, MAY INSTRUCT US AT ANY TIME TO PROHIBIT YOU FROM MAKING FURTHER TRANSFERS OF CONTRACT VALUE TO OR FROM THE UNDERLYING FUND, AND WE MUST FOLLOW THIS INSTRUCTION. WE RESERVE THE RIGHT TO ADMINISTER AND COLLECT ON BEHALF OF AN UNDERLYING FUND ANY REDEMPTION FEE IMPOSED BY AN UNDERLYING FUND. MARKET TIMING POLICIES AND PROCEDURES ADOPTED BY UNDERLYING FUNDS MAY AFFECT YOUR INVESTMENT IN THE CONTRACT IN SEVERAL WAYS, INCLUDING BUT NOT LIMITED TO:

o Each fund may restrict or refuse trading activity that the fund determines, in its sole discretion, represents market timing.

o Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the contract, it is possible that the underlying fund's market timing policies and procedures, including instructions we receive from a fund may require us to reject your transfer request. Orders we place to purchase fund shares for the variable account are subject to acceptance by the fund. We reserve the right to reject without prior notice to you any transfer request if the fund does not accept our order.

o Each underlying fund is responsible for its own market timing policies, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a fund has adopted. As a result, a fund's returns might be adversely affected, and a fund might terminate our right to offer its shares through the variable account.

o Funds that are available as investment options under the contract may also be offered to other intermediaries who are eligible to purchase and hold shares of the fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a fund's market timing policies, we cannot guarantee that other intermediaries purchasing that same fund's shares will do so, and the returns of that fund could be adversely affected as a result.

Funds available as investment options under the contract that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Further the risks of market timing may be greater for underlying funds that invest in securities, such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.

FOR MORE INFORMATION ABOUT THE MARKET TIMING POLICIES AND PROCEDURES OF AN UNDERLYING FUND, THE RISKS THAT MARKET TIMING POSES TO THAT FUND, AND TO DETERMINE WHETHER AN UNDERLYING FUND HAS ADOPTED A REDEMPTION FEE, SEE THAT FUND'S PROSPECTUS.

For information on transfers after annuity payouts begin, see "Transfer policies" below.

TRANSFER POLICIES

o Before annuity payouts begin, you may transfer contract values between the subaccounts, or from the subaccounts to the GPAs and the one-year fixed account at any time. However, if you made a transfer from the one-year fixed account to the subaccounts or the GPAs, you may not make a transfer from any subaccount or GPA back to the one-year fixed account for six months following that transfer. We reserve the right to limit transfers to the GPAs and one-year fixed account if the interest rate we are then currently crediting to the one-year fixed account is equal to the minimum interest rate stated in the contract.

o It is our general policy to allow you to transfer contract values from the one-year fixed account to the subaccounts or the GPAs once a year on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums). Transfers from the one-year fixed account are not subject to a MVA. For contracts issued before June 16, 2003, we have removed this restriction, and you may transfer contract values from the one-year fixed account to the subaccounts at any time. We will inform you at least 30 days in advance of the day we intend to reimpose this restriction. For contracts with applications signed on or after June 16, 2003, the amount of contract value transferred to the GPAs and the one-year fixed account cannot result in the value of the GPAs and the one-year fixed account in total being greater than 30% of the contract value. The time limitations on transfers from the GPAs and one-year fixed account will be enforced, and transfers out of the GPAs and one-year fixed account are limited to 30% of the GPA and one-year fixed account values at the beginning of the contract year or $10,000, whichever is greater.

o You may transfer contract values from a GPA any time after 60 days of transfer or payment allocation to the account. Transfers made more than 30 days before the end of the Guarantee Period will receive a MVA*, which may result in a gain or loss of contract value.

o If we receive your request on or within 30 days before or after the contract anniversary date, the transfer from the one-year fixed account to the GPAs will be effective on the valuation date we receive it.

o If you select a variable payout, once annuity payouts begin, you may make transfers once per contract year among the subaccounts and we reserve the right to limit the number of subaccounts in which you may invest.

o     Once annuity payouts begin, you may not make any transfers to the GPAs.

* Unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy.


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 31

HOW TO REQUEST A TRANSFER OR WITHDRAWAL

1 BY LETTER

Send your name, contract number, Social Security Number or Taxpayer Identification Number* and signed request for a transfer or withdrawal to our administrative office:


RIVERSOURCE LIFE INSURANCE COMPANY

829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

MINIMUM AMOUNT

Transfers or withdrawals: $500 or entire account balance

MAXIMUM AMOUNT

Transfers or withdrawals: Contract value or entire account balance

* Failure to provide a Social Security Number or Taxpayer Identification Number may result in mandatory tax with holding on the taxable portion of the distribution.

2 BY AUTOMATED TRANSFERS AND AUTOMATED PARTIAL WITHDRAWALS

Your investment professional can help you set up automated transfers or partial withdrawals among your subaccounts, GPAs or one-year fixed account.

You can start or stop this service by written request or other method acceptable to us.

You must allow 30 days for us to change any instructions that are currently in place.

o Automated transfers from the one-year fixed account to any one of the subaccounts may not exceed an amount that, if continued, would deplete the one-year fixed account within 12 months. Until further notice, however, we have removed this restriction, and you may transfer contract values from the one-year fixed account to the subaccounts at any time. We will inform you at least 30 days in advance of the day we intend to reimpose this restriction.

o Automated withdrawals may be restricted by applicable law under some contracts.

o You may not make additional purchase payments if automated partial withdrawals are in effect.

o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.

MINIMUM AMOUNT

Transfers or withdrawals:  $100 monthly

                           $250 quarterly, semiannually or annually

3 BY PHONE

Call between 8 a.m. and 7 p.m. Central time:
(800) 333-3437

MINIMUM AMOUNT

Transfers or withdrawals:  $500 or entire account balance

MAXIMUM AMOUNT

Transfers:                 Contract value or entire account balance

Withdrawals:               $25,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or withdrawal requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and recording calls. We will not allow a telephone withdrawal within 30 days of a phoned-in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers and withdrawals are automatically available. You may request that telephone transfers and withdrawals not be authorized from your account by writing to us.


32 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

WITHDRAWALS

You may withdraw all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. If we receive your withdrawal request at our administrative office before the close of business, we will process your withdrawal using the accumulation unit value we calculate on the valuation date we received your withdrawal request. If we receive your withdrawal request at our administrative office at or after the close of business, we will process your withdrawal using the accumulation unit value we calculate on the next valuation date after we received your withdrawal request. We may ask you to return the contract. You may have to pay contract charges or any applicable optional rider charges (see "Charges") and IRS taxes and penalties (see "Taxes"). You cannot make withdrawals after annuity payouts begin except under Plan E. (See "The Annuity Payout Period -- Annuity Payout Plans.")

Any partial withdrawals you take under the contract will reduce your contract value. As a result, the value of your death benefit or any optional benefits you have elected will also be reduced (see "Optional Benefits"). In addition, withdrawals you are required to take to satisfy required minimum distributions under the Code may reduce the value of certain death benefits and optional benefits (see "Taxes -- Qualified Annuities -- Required Minimum Distributions").

WITHDRAWAL POLICIES

If you have a balance in more than one account and you request a partial withdrawal, we will withdraw money from all your subaccounts, GPAs and/or the one-year fixed account in the same proportion as your value in each account correlates to your total contract value, unless you request otherwise. After executing a partial withdrawal, the value in each subaccount, GPA and the one-year fixed account must be either zero or at least $50.

RECEIVING PAYMENT

By regular or express mail:

o     payable to you;

o     mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

      -- the withdrawal amount includes a purchase payment check that has not cleared;

      -- the NYSE is closed, except for normal holiday and weekend closings;

      -- trading on the NYSE is restricted, according to SEC rules;

      -- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

      -- the SEC permits us to delay payment for the protection of security holders.

TSA -- SPECIAL WITHDRAWAL PROVISIONS

PARTICIPANTS IN TAX-SHELTERED ANNUITIES

The Code imposes certain restrictions on your right to receive early distributions from a TSA:

o Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

      --  you are at least age 59 1/2;

      --  you are disabled as defined in the Code;

      --  you severed employment with the employer who purchased the contract;
          or

      --  the distribution is because of your death.

o If you encounter a financial hardship (as provided by the Code), you may be eligible to receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

o Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").

o The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 33

CHANGING OWNERSHIP

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding on us when we receive and record it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of the contract may be transferred to the annuitant.

Please consider carefully whether or not you wish to change ownership of your annuity contract. If you elected any optional contract features or riders, the new owner and annuitant will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. If you have a GMIB rider, the rider will terminate upon transfer of ownership. (See "Optional Benefits.")

BENEFITS IN CASE OF DEATH

There are three death benefit options under this contract:

o     Return of Purchase Payments (ROP) Death Benefit;

o     Maximum Anniversary Value (MAV) Death Benefit; and

o     Enhanced Death Benefit (EDB) rider.

If either you or the annuitant are 80 or older at contract issue, the ROP death benefit will apply. If both you and the annuitant are 79 or younger at contract issue, you can elect either the ROP death benefit, the MAV death benefit or EDB death benefit rider (if its available in your state) on your application. If you select GMIB you must select either the MAV death benefit or the EDB death benefit rider. Once you elect an option, you cannot change it. We show the option that applies in your contract.

There are no additional charges for any of the death benefit options. However, if you select ROP death benefit you may be eligible for contract value credits (see "Valuing Your Investments -- Contract Value Credits").

Under all options, we will pay the death benefit to your beneficiary upon the earlier of your death or the annuitant's death. We will base the benefit paid on the death benefit coverage you chose when you purchased the contract. If a contract has more than one person as the owner, we will pay benefits upon the first to die of any owner or the annuitant.

RETURN OF PURCHASE PAYMENTS DEATH BENEFIT

The ROP death benefit is intended to help protect your beneficiaries financially in that they will never receive less than your purchase payments adjusted for withdrawals. If you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greater of:

1.    contract value; or

2.    total purchase payments minus adjusted partial withdrawals.

                                                                       PW x DB
      ADJUSTED PARTIAL WITHDRAWALS FOR THE ROP OR MAV DEATH BENEFIT = ---------
                                                                          CV

            PW = the partial withdrawal including any applicable withdrawal charge or MVA.

            DB = the death benefit on the date of (but prior to) the
                 partial withdrawal.

            CV = contract value on the date of (but prior to) the partial withdrawal.


34 RIVER SOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

EXAMPLE

o     You purchase the contract with a payment of $20,000 on Jan. 1, 2004.

o     On Jan. 1, 2005 you make an additional purchase payment of $5,000.

o On March 1, 2005 the contract value falls to $22,000 and you take a $1,500 partial withdrawal.

o     On March 1, 2006 the contract value grows to $23,000.

      We calculate the ROP death benefit on March 1, 2006 as follows:

            Contract value at death:                                            $    23,000
                                                                                ===========
            Purchase payments minus adjusted partial withdrawals:

                  Total purchase payments:                                      $ 25,000.00

                  minus adjusted partial withdrawals calculated as:

                  $1,500 x $25,000
                  ---------------- =                                              -1,704.54
                      $22,000                                                   -----------
            for a death benefit of:                                             $ 23,295.45
                                                                                ===========
      The ROP death benefit, calculated as the greatest of these two values:    $ 23,295.45

MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

The MAV death benefit is intended to help protect your beneficiaries financially while your investments have the opportunity to grow. The MAV death benefit does not provide any additional benefit before the first contract anniversary and it may not be appropriate for issue ages 75 to 79 because the benefit values may be limited after age 81. Be sure to discuss with your investment professional whether or not the MAV death benefit is appropriate for your situation.

If both you and the annuitant are age 79 or younger at contract issue, you may choose to add the MAV death benefit to your contract. If you select the Guaranteed Minimum Income Benefit Rider you must select either the MAV death benefit or the EDB death benefit rider.

The MAV death benefit provides that if you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greatest of the following:

1.    contract value;

2.    total purchase payments minus adjusted partial withdrawals; or

3. the maximum anniversary value immediately preceding the date of death plus any payments since that anniversary minus adjusted partial withdrawals since that anniversary.

MAXIMUM ANNIVERSARY VALUE (MAV): We calculate the MAV on each contract anniversary through age 80. There is no MAV prior to the first contract anniversary. On the first contract anniversary we set the MAV equal to the highest of: (a) your current contract value, or (b) total purchase payments minus adjusted partial withdrawals. Every contract anniversary after that, through age 80, we compare the previous anniversary's MAV (plus any purchase payments since that anniversary minus adjusted partial withdrawals since that anniversary) to the current contract value and we reset the MAV to the higher value. We stop resetting the MAV after you or the annuitant reach age 81. However, we continue to add subsequent purchase payments and subtract adjusted partial withdrawals from the MAV.


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 35

EXAMPLE

o     You purchase the contract with a payment of $20,000 on Jan. 1, 2004.

o On Jan. 1, 2005 (the first contract anniversary) the contract value grows to $29,000.

o On March 1, 2005 the contract value falls to $22,000, at which point you take a $1,500 partial withdrawal, leaving a contract value of $20,500.

      We calculate the MAV death benefit on March 1, 2005 as follows:

            Contract value at death:                                            $ 20,500.00
                                                                                ===========
            Purchase payments minus adjusted partial withdrawals:

                  Total purchase payments:                                      $ 20,000.00

                  minus adjusted partial withdrawals, calculated as:

                  $1,500 x $20,000
                  ----------------- =                                             -1,363.64
                       $22,000                                                  -----------

            for a death benefit of:                                             $ 18,636.36
                                                                                ===========

            The MAV immediately preceding the date of death plus any payments made since that anniversary minus adjusted partial withdrawals:
                  MAV on the prior anniversary:                                 $ 29,000.00

                  plus purchase payments made since the prior anniversary:            +0.00

                  minus adjusted partial withdrawals, calculated as:

                  $1,500 x $29,000                                                -1,977.27
                  ---------------- =                                            -----------
                      $22,000
            for a death benefit of:                                             $ 27,022.73
                                                                                ===========

      The MAV death benefit, calculated as the greatest of these three values:  $ 27,022.73

ENHANCED DEATH BENEFIT (EDB)

The EDB is intended to help protect your beneficiaries financially while your investments have the opportunity to grow. The EDB does not provide any additional benefit before the first contract anniversary and it may not be appropriate for issue ages 75 to 79 because the benefit values may be limited after age 81. Be sure to discuss with your investment professional whether or not the EDB is appropriate for your situation.

If this rider is available in your state and both you and the annuitant are 79 or younger at contract issue, you may choose to add the EDB to your contract. If you select the Guaranteed Minimum Income Benefit Rider you must select either the MAV death benefit or the EDB rider.

The EDB provides that if you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greatest of:

1.    contract value;

2.    total purchase payments minus adjusted partial withdrawals; or

3.    the 5% rising floor.

5% RISING FLOOR: This is the sum of the value of your GPAs, the one-year fixed account and the variable account floor. There is no variable account floor prior to the first contract anniversary. On the first contract anniversary, we establish the variable account floor as:

o     the amounts allocated to the subaccounts at issue increased by 5%;

o     plus any subsequent amounts allocated to the subaccounts;

o     minus adjusted transfers and partial withdrawals from the subaccounts.


36 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

Thereafter, we continue to add subsequent amounts allocated to the subaccounts and subtract adjusted transfers and partial withdrawals from the subaccounts. On each contract anniversary after the first, through age 80, we add an amount to the variable account floor equal to 5% of the prior anniversary's variable account floor. We stop adding this amount after you or the annuitant reach age 81.

                                                                  PWT x VAF
      5% RISING FLOOR ADJUSTED TRANSFERS OR PARTIAL WITHDRAWALS = ---------
                                                                      SV

            PWT = the amount transferred from the subaccounts or the amount of the partial withdrawal (including any applicable withdrawal charge) from the subaccounts.

            VAF = variable account floor on the date of (but prior to) the transfer or partial withdrawal.

             SV = value of the subaccounts on the date of (but prior to) the transfer or partial withdrawal.

EXAMPLE

o You purchase the contract with a payment of $25,000 on Jan. 1, 2004 with $5,000 allocated to the one-year fixed account and $20,000 allocated to the subaccounts.

o On Jan. 1, 2005 (the first contract anniversary), the one-year fixed account value is $5,200 and the subaccount value is $17,000. Total contract value is $23, 200.

o On March 1, 2005, the one-year fixed account value is $5,300 and the subaccount value is $19,000. Total contract value is $24,300. You take a $1,500 partial withdrawal all from the subaccounts, leaving the contract value at $22,800.

      The death benefit on March 1, 2005 is calculated as follows:

            Contract value at death:                                            $ 22,800.00
                                                                                ===========
            Purchase payments minus adjusted partial withdrawals:

                  Total purchase payments:                                      $ 25,000.00

                  minus adjusted partial withdrawals, calculated as:

                  $1,500 x $25,000                                                -1,543.21
                  ---------------- =                                            -----------
                      $24,300

            for a death benefit of:                                              $23,456.79
                                                                                ===========

            The 5% rising floor:

                  The variable account floor on Jan. 1, 2005,
                  calculated as: 1.05 x $20,000 =                               $ 21,000.00

                  plus amounts allocated to the subaccounts since that
                  anniversary:                                                        +0.00

                  minus the 5% rising floor adjusted partial withdrawal from the subaccounts, calculated as:

                  $1,500 x $21,000                                               -$1,657.89
                  ----------------- =                                           -----------
                       $19,000

                  variable account floor benefit:                               $ 19,342.11
                  plus the one-year fixed account value:                          +5,300.00
                                                                                -----------
            5% rising floor (value of the GPAs, the one-year fixed account
            and the variable account floor):                                    $24,642.11
                                                                                ===========
The EDB death benefit, calculated as the greatest of these three values:        $ 24,642.11


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 37

IF YOU DIE BEFORE YOUR RETIREMENT DATE

When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value using the accumulation unit value we calculate on that valuation date. We pay interest, if any, at a rate no less than required by law. If requested, we will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

NONQUALIFIED ANNUITIES

If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. To do this your spouse must, within 60 days after our death claim requirements are fulfilled, give us written instructions to keep the contract in force. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The GMIB rider, if selected, will terminate. (See "Optional Benefits.")

If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. Generally, we must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

o payouts begin no later than one year after your death, or other date as permitted by the IRS; and

o the payout period does not extend beyond the beneficiary's life or life expectancy.

QUALIFIED ANNUITIES

o SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if your spouse is the sole beneficiary, your spouse may either elect to treat the contract as his/her own or elect an annuity payout plan or another plan agreed to by us. If your spouse elects a payout option, the payouts must begin no later than the year in which you would have reached age 70 1/2. If you attained age 70 1/2 at the time of death, payouts must begin no later than Dec. 31 of the year following the year of your death.

      Your spouse may elect to assume ownership of the contract at any time before annuity payments begin. If your spouse elects to assume ownership of the contract, the contract value will be equal to the death benefit that would otherwise have been paid. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The GMIB rider, if selected, will terminate. (See "Optional Benefits.")

o NON-SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if death occurs prior to the year you would have attained age
      70 1/2, the beneficiary may elect to receive payouts from the contract over a five year period. If your beneficiary does not elect a five year payout, or if your death occurs after attaining age 70 1/2, we will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under any payout plan available under this contract if:

      o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

      o payouts begin no later than one year following the year of your death; and

      o the payout period does not extend beyond the beneficiary's life or life expectancy.

o ANNUITY PAYOUT PLAN: If you elect an annuity payout plan which guarantees payouts to a beneficiary after your death, the payouts to your beneficiary will continue pursuant to the annuity payout plan you elect.

OPTIONAL BENEFITS

GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB)

The GMIB is intended to provide you with a guaranteed minimum lifetime income regardless of the volatility inherent in the investments in the subaccounts. You should consider whether the GMIB rider is appropriate for your situation because:

o     you must hold the GMIB for seven years;

o the GMIB rider terminates* on the contract anniversary after the annuitant's 86th birthday;

o you can only exercise the GMIB within 30 days after a contract anniversary;

o the 6% rising floor value we use in the GMIB benefit base to calculate annuity payouts under the GMIB is limited after age 81; and

o     there are additional costs associated with the rider.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the GMIB rider before this time, your benefits will continue according to the annuity payout plan you have selected.


38 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

If you are purchasing the contract as a qualified annuity, such as an IRA, and you are planning to begin annuity payouts after the date on which minimum distributions required by the IRS must begin, you should consider whether the GMIB is appropriate for you. Partial withdrawals you take from the contract, including those taken to satisfy required minimum distributions, will reduce the GMIB benefit base (defined below), which in turn may reduce or eliminate the amount of any annuity payments available under the rider (see "Taxes --Qualified Annuities -- Required Minimum Distributions"). Consult a tax advisor before you purchase any GMIB with a qualified annuity, such as an IRA.

If this rider is available in your state and the annuitant is 75 or younger at contract issue, you may choose to add this optional benefit at the time you purchase your contract for an additional annual charge (see "Charges"). You cannot select this rider if you select the 8% Performance Credit Rider. You must elect the GMIB along with either the MAV death benefit or the EDB death benefit rider at the time you purchase your contract and your rider effective date will be the contract issue date. If the annuitant is between age 73 and age 75 at contract issue, you should consider whether a GMIB rider is appropriate for your situation. Be sure to discuss with your investment professional whether either GMIB rider option is appropriate for your situation.

In some instances we may allow you to add the GMIB to your contract at a later date if it was not available when you initially purchased your contract. In these instances, we would add the GMIB on the next contract anniversary and this would become the rider effective date. For purposes of calculating the GMIB benefit base under these circumstances, we consider the contract value on the rider effective date to be the initial purchase payment; we disregard all previous purchase payments, transfers and withdrawals in the GMIB calculations.

INVESTMENT SELECTION UNDER THE GMIB: You may allocate your purchase payments or transfers to any of the subaccounts, the GPAs or the one-year fixed account. However, we reserve the right to limit the amount you allocate to subaccounts investing in the RiverSource Variable Portfolio - Cash Management Fund to 10% of the total amount in the subaccounts. If we are required to activate this restriction, and you have more than 10% of your subaccount value in this fund, we will send you a notice and ask that you reallocate your contract value so that the 10% limitation is satisfied within 60 days. We will terminate the GMIB if you have not satisfied the limitation after 60 days.

EXERCISING THE GMIB:

o you may only exercise the GMIB within 30 days after any contract anniversary following the expiration of a seven-year waiting period from the rider effective date.

o the annuitant on the retirement date must be between 50 and 86 years old.

o you can only take an annuity payout under one of the following annuity payout plans:

      -- Plan A - Life Annuity -- no refund

      -- Plan B - Life Annuity with ten years certain

      -- Plan D - Joint and last survivor life annuity -- no refund

o     you may change the annuitant for the payouts.

When you exercise your GMIB, you may select a fixed or variable annuity payout plan. Fixed annuity payouts are calculated using the annuity purchase rates based on the "1983 Individual Annuitant Mortality Table A" with 100% Projection Scale G and an interest rate of 2.5%. Your annuity payouts remain fixed for the lifetime of the annuity payout period.

First year variable annuity payouts are calculated in the same manner as fixed annuity payouts. Once calculated, your annuity payouts remain unchanged for the first year. After the first year, subsequent annuity payouts are variable and depend on the performance of the subaccounts you select. Variable annuity payouts after the first year are calculated using the following formula:

                            P(t-1) (1 + i)
                            -------------- = P(t)
                                  1.05

      P(t-1) = prior annuity payout

      P(t)   = current annuity payout

      i      = annualized subaccount performance

Each subsequent variable annuity payout could be more or less than the previous variable annuity payout if the subaccount investment performance is greater or less than the 5% assumed investment rate. If your subaccount performance equals 5%, your annuity payout will be unchanged from the previous annuity payout. If your subaccount performance is in excess of 5%, your variable annuity payout will increase from the previous annuity payout. If your subaccount investment performance is less than 5%, your variable annuity payout will decrease from the previous annuity payout.


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 39

The GMIB benchmarks the contract growth at each anniversary against several comparison values and sets the GMIB benefit base (described below) equal to the largest value. The GMIB benefit base, less any applicable premium tax, is the value we apply to the guaranteed annuity purchase rates we use in the 2.5% Table to calculate the minimum annuity payouts you will receive if you exercise the GMIB. If the GMIB benefit base is greater than the contract value, the GMIB may provide a higher annuity payout level than is otherwise available. However, the GMIB uses guaranteed annuity purchase rates which may result in annuity payouts that are less than the annuity purchase rates that we will apply at annuitization under the standard contract provisions. Therefore, the level of income provided by the GMIB may be less than the income the contract otherwise provides. If the annuity payouts through the standard contract provisions are more favorable than the payouts available through the GMIB, you will receive the higher standard payout option. The GMIB does not create contract value or guarantee the performance of any investment option.

GMIB BENEFIT BASE: If the GMIB is effective at contract issue, the GMIB benefit base is the greatest of:

1.    contract value;

2.    total purchase payments minus adjusted partial withdrawals; or

3.    the 6% rising floor.

6% RISING FLOOR: This is the sum of the value of the GPAs, one-year fixed account and the variable account floor. We calculate the variable account floor on each contract anniversary through age 80. There is no variable account floor prior to the first contract anniversary. On the first contract anniversary, we set the variable account floor equal to:

o the initial purchase payments allocated to the subaccounts increased by 6%;

o     plus any subsequent amounts allocated to the subaccounts; and

o     minus adjusted transfers or partial withdrawals from the subaccounts.

Every contract anniversary after that, through age 80, we reset the variable account floor by accumulating the prior anniversary's variable account floor at 6% plus any subsequent amounts allocated to the subaccounts minus adjusted transfers or partial withdrawals from the subaccounts. We stop resetting the variable account floor after you or the annuitant reach age 81. However, we continue to add subsequent amounts you allocate to the subaccounts and subtract adjusted transfers or partial withdrawals from the subaccounts.

Keep in mind that the 6% rising floor is limited after age 81.

We reserve the right to exclude from the GMIB benefit base any purchase payments you make in the five years before you exercise the GMIB. We would do so only if such payments total $50,000 or more or if they are 25% or more of total contract payments. If we exercise this right, we:

o     subtract each payment adjusted for market value from the contract value.

o subtract each payment from the 6% rising floor. We adjust the payments made to the GPAs and the one-year fixed account for market value. We increase payments allocated to the subaccounts by 6% for the number of full contract years they have been in the contract before we subtract them from the 6% rising floor.

For each payment, we calculate the market value adjustment to the contract value, the GPAs and the one-year fixed account value of the 6% rising floor as:

                                        PMT x CVG
                                        ---------
                                           ECV

            PMT  = each purchase payment made in the five years before you exercise the GMIB.

            CVG  = current contract value at the time you exercise the GMIB.

            ECV  = the estimated contract value on the anniversary prior to the payment in question. We assume that all payments and partial withdrawals occur at the beginning of a contract year.

For each payment, we calculate the 6% increase of payments allocated to the subaccounts as:

                                        PMT x (1.06) (TO THE POWER OF CY)

            CY    = the full number of contract years the payment has been in the contract.

TERMINATING THE GMIB

o You may terminate the rider within 30 days after the first rider anniversary.

o You may terminate the rider any time after the seventh rider anniversary.

o     The rider will terminate on the date:

      -- you make a full withdrawal from the contract;

      -- a death benefit is payable; or

      -- you choose to begin taking annuity payouts under the regular contract provisions.

o The GMIB rider will terminate* on the contract anniversary after the annuitant's 86th birthday.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the GMIB rider before this time, your benefits will continue according to the annuity payout plan you have selected.


40 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

EXAMPLE

o You purchase the contract with a payment of $100,000 on Jan. 1, 2004 and you allocate all of your purchase payment to the subaccounts.

o     There are no additional purchase payments and no partial withdrawals.

o Assume the annuitant is male and age 55 at contract issue. For the joint and last survivor option (annuity payout Plan D), the joint annuitant is female and age 55 at contract issue.

Taking into account fluctuations in contract value due to market conditions, we calculate the GMIB benefit base as:

CONTRACT                                                                                                       GMIB
ANNIVERSARY                                       CONTRACT VALUE   PURCHASE PAYMENTS    6% RISING FLOOR    BENEFIT BASE
  1                                                 $ 107,000         $ 100,000           $  106,000
  2                                                   125,000           100,000              112,360
  3                                                   132,000           100,000              119,102
  4                                                   150,000           100,000              126,248
  5                                                    85,000           100,000              133,823
  6                                                   120,000           100,000              141,852
  7                                                   138,000           100,000              150,363        $ 150,363
  8                                                   152,000           100,000              159,388          159,388
  9                                                   139,000           100,000              168,948          168,948
 10                                                   126,000           100,000              179,085          179,085
 11                                                   138,000           100,000              189,830          189,830
 12                                                   147,000           100,000              201,220          201,220
 13                                                   215,000           100,000              213,293          215,000
 14                                                   234,000           100,000              226,090          234,000
 15                                                   240,000           100,000              239,655          240,000

NOTE: The 6% rising floor value is limited after age 81, but the GMIB benefit base may increase if the contract value increases. However, you should keep in mind that you are always entitled to annuitize using the contract value without exercising the GMIB.

If you annuitize the contract within 30 days after a contract anniversary, the payout under a fixed annuity option (which is the same as the minimum payout for the first year under a variable annuity option) would be:

                                                                                       MINIMUM GUARANTEED MONTHLY INCOME
CONTRACT                                                              PLAN A -          PLAN B -          PLAN D -JOINT AND
ANNIVERSARY                                  GMIB                LIFE ANNUITY --  LIFE ANNUITY WITH      LAST SURVIVOR LIFE
AT EXERCISE                              BENEFIT BASE               NO REFUND      TEN YEARS CERTAIN    ANNUITY -- NO REFUND
10                                 $ 179,085 (6% Rising Floor)     $   872.14         $   850.65            $   691.27
15                                  240,000 (Contract Value)         1,346.40           1,286.40              1,034.40

The payouts above are shown at guaranteed annuity rates we use in the 2.5% Table. Payouts under the standard provisions of this contract will be based on our annuity rates in effect at annuitization and are guaranteed to be greater than or equal to the guaranteed annuity rates stated in Table B of the contract. The fixed annuity payout available under the standard provisions of this contract would be at least as great as shown below:

CONTRACT                                                             PLAN A -           PLAN B -          PLAN D -JOINT AND
ANNIVERSARY                                  GMIB                LIFE ANNUITY --  LIFE ANNUITY WITH      LAST SURVIVOR LIFE
AT EXERCISE                              BENEFIT BASE              NO REFUND      TEN YEARS CERTAIN     ANNUITY -- NO REFUND
10                                        $ 126,000                $   650.16          $   632.52           $    520.38
15                                          240,000                  1,416.00            1,351.20              1,096.80

In the example above, at the 15th contract anniversary you would not experience a benefit from the GMIB as the payout available to you is equal to or less than the payout available under the standard provisions of the contract.

Remember that after the first year, lifetime income payouts under a variable annuity payout option will depend on the investment performance of the subaccounts you select. If your subaccount performance is 5%, your annuity payout will be unchanged from the previous annuity payout. If your subaccount performance is in excess of 5%, your variable annuity payout will increase from the previous annuity payout. If your subaccount investment performance is less than 5%, your variable annuity payout will decrease from the previous annuity payout.


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 41

8% PERFORMANCE CREDIT RIDER (PCR)

The PCR is intended to provide you with an additional benefit if your earnings are less than the target value on the seventh and tenth rider anniversaries (see below). This is an optional benefit you may select for an additional annual charge of 0.25% of your contract value. The PCR does not provide any additional benefit before the seventh rider anniversary and it may not be appropriate for issue ages 83 or older due to this required holding period. Be sure to discuss with your investment professional whether or not the PCR is appropriate for your situation.

If the PCR is available in your state, you may choose to add this benefit to your contract at issue. You cannot select the PCR if you select the GMIB.

In some instances we may allow you to add the PCR to your contract at a later date if it was not available when you initially purchased your contract. In these instances, we would add the PCR on the next contract anniversary and this would become the rider effective date. For purposes of calculating the target value under these circumstances, we consider the contract value on the rider effective date to be the first contract year's purchase payments.

INVESTMENT SELECTION UNDER THE PCR: You may allocate your purchase payments or transfers to any of the subaccounts, GPAs or the one-year fixed account. However, we reserve the right to limit the aggregate amount in the GPAs and the one-year fixed account and amounts you allocate to subaccounts investing in the RiverSource Variable Portfolio - Cash Management Fund to 10% of your total contract value. If we are required to activate this restriction, and you have more than 10% of your contract value in these accounts, we will send you a notice and ask that you reallocate your contract value so that the 10% limitation is satisfied within 60 days. We will terminate the PCR if you have not satisfied the limitation after 60 days.

TARGET VALUE: We calculate the target value on each rider anniversary. There is no target value prior to the first rider anniversary. On the first rider anniversary we set the target value equal to your first year's purchase payments minus the target value adjusted partial withdrawals accumulated at an annual effective rate of 8%. Every rider anniversary after that, we recalculate the target value by accumulating the prior anniversary's target value and any additional purchase payments minus the target value adjusted partial withdrawals at an annual effective rate of 8%.

                                                  PW x TV
      TARGET VALUE ADJUSTED PARTIAL WITHDRAWALS = -------
                                                    CV

            PW   = the partial withdrawal including any applicable withdrawal charge or MVA.

            TV   = the target value on the date of (but prior to) the partial withdrawal.

            CV   = contract value on the date of (but prior to) the partial withdrawal.

YOUR BENEFITS UNDER THE PCR ARE AS FOLLOWS:

(a) If on the seventh rider anniversary your contract value is less than the target value, we will add a PCR credit to your contract equal to:

                             3% x (PP - PCRPW - PP5)

             PP = total purchase payments and purchase payment credits.

          PCRPW = PCR adjusted partial withdrawals. The PCR adjusted partial withdrawal amount is an adjustment we make to determine the proportionate amount of any partial withdrawal attributable to purchase payments received five or more years before the target value is calculated (on the tenth year rider anniversary). For a more detailed description of the PCR adjusted partial withdrawal please see Appendix A.

            PP5 = purchase payments made in the prior five years.

We apply the PCR credit to your contract on the seventh rider anniversary and allocate it among the fixed accounts and subaccounts according to your current asset allocation.

(b) If on the tenth rider anniversary your contract value is less than the target value, we will add a PCR credit to your contract equal to:

                            5% x (PP - PCRPW - PP5)

We restart the calculation period for the PCR on the tenth rider anniversary and every ten years after that while you own the contract. We use the contract value (including any credits) on that anniversary as your first contract year's payments for calculating the target value and any applicable PCR credit. We may then apply additional PCR credits to your contract at the end of each seven- and ten-year period as described above.

PCR RESET: You can elect to lock in your contract growth by restarting the ten-year PCR calculation period on any contract anniversary. If you elect to restart the calculation period, the contract value on the restart date is used as the first year's payments for the calculating the target value and any applicable PCR credit. The next calculation period for the PCR will restart at the end of this new ten-year period. We must receive your request to restart the PCR calculation period within 30 days after a contract anniversary.


42 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

TERMINATING THE PCR

o You may terminate the PCR within 30 days following the first contract anniversary after the PCR rider effective date.

o You may terminate the PCR within 30 days following the later of the tenth contract anniversary after the PCR rider effective date or the last rider reset date.

o     The PCR will terminate on the date:

      -- you make a full withdrawal from the contract;

      -- that a death benefit is payable; or

      -- you choose to begin taking annuity payouts.

EXAMPLE

o     You purchase the contract with a payment of $104,000 on Jan. 1, 2004.

o     There are no additional purchase payments and no partial withdrawals.

o     On Jan. 1, 2011, the contract value is $150,000.

o We determine the target value on Jan. 1, 2011 as your purchase payments (there are no partial withdrawals to subtract) accumulated at an annual effective rate of 8% or:

      $104,000 x (1.08)(TO THE POWER OF 7) = $104,000 x 1.71382 = $178,237.72.

      Your contract value ($150,000) is less than the target value ($178,237.72) so we will add a PCR credit to your contract equal to 3% of your purchase payments (there are no partial withdrawals or purchase payments made in the last five years to subtract), which is:
      0.03 x $104,000 = $3,120.

      After application of the PCR credit, your total contract value on Jan. 1, 2011 would be $153,120.

o     On Jan. 1, 2014, the contract value is $220,000.

o We determine the target value on Jan. 1, 2014 as your purchase payments (there are no partial withdrawals to subtract) accumulated at an annual effective rate of 8% or:

      $104,000 x (1.08)(TO THE POWER OF 10) = $104,000 x 2.158924 = $224,528.20.

      Your contract value ($220,000) is less than the target value ($224,528.20) so we will add a PCR credit to your contract equal to 5% of your purchase payments (there are no partial withdrawals or purchase payments made in the last five years to subtract), which is:

      0.05 x $104,000 = $5,200.

      After application of the PCR credit, your total contract value on Jan. 1, 2014 would be $225,200.

o The PCR calculation period automatically restarts on Jan. 1, 2014 with the target values first year's payments equal to $225,200. We would make the next PCR credit determination on Jan. 1, 2021.


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 43

THE ANNUITY PAYOUT PERIOD

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. We do not deduct any withdrawal charges under the payout plans listed below except under annuity payout Plan E.

You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your retirement date (less any applicable premium tax). If you select a variable annuity payout, we reserve the right to limit the number of subaccounts in which you may invest. The GPAs are not available during this payout period.

AMOUNTS OF FIXED AND VARIABLE PAYOUTS DEPEND ON:

o     the annuity payout plan you select;

o     the annuitant's age and, in most cases, sex;

o     the annuity table in the contract; and

o     the amounts you allocated to the accounts at settlement.

In addition, for variable annuity payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate. Fixed payouts remain the same from month to month.

For information with respect to transfers between accounts after annuity payouts begin, see "Making the Most of Your Contract -- Transfer policies."

ANNUITY TABLES

The annuity tables in your contract (Table A and Table B) show the amount of the monthly payouts for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.)

Table A shows the amount of the first monthly variable annuity payout assuming that the contract value is invested at the beginning of the annuity payout period and earns a 5% rate of return, which is reinvested and helps to support future payouts. If you ask us at least 30 days before the retirement date, we will substitute an annuity table based on an assumed 3.5% investment rate for the 5% Table A in the contract. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. For example, annuity payouts will increase if the investment return is above the assumed investment rate and payouts will decrease if the return is below the assumed investment rate. Using a 5% assumed interest rate results in a higher initial payment, but later payouts will increase more slowly when annuity unit values rise and decrease more rapidly when they decline.

Table B shows the minimum amount of each fixed annuity payout. We declare current payout rates that we use in determining the actual amount of your fixed annuity payout. The current payout rates will equal or exceed the guaranteed payout rates shown in Table B. We will furnish these rates to you upon request.

ANNUITY PAYOUT PLANS

You may choose any one of these annuity payout plans by giving us written instructions at least 30 days before contract values are used to purchase the payout plan. Generally, you may select one of the Plans A through E below or another plan agreed to by us.

o PLAN A - LIFE ANNUITY -- NO REFUND: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we made only one monthly payout, we will not make any more payouts.

o PLAN B - LIFE ANNUITY WITH FIVE, TEN OR 15 YEARS CERTAIN: We make monthly payouts for a guaranteed payout period of five, ten or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the retirement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

o PLAN C - LIFE ANNUITY -- INSTALLMENT REFUND: We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.


44 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

o PLAN D - JOINT AND LAST SURVIVOR LIFE ANNUITY -- NO REFUND: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

o PLAN E - PAYOUTS FOR A SPECIFIED PERIOD: We make monthly payouts for a specific payout period of ten to 30 years that you elect. We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. We determine the present value of the remaining annuity payouts which are assumed to remain level at the initial payout. The discount rate we use in the calculation will vary between 5.27% and 6.77% depending on the applicable assumed investment rate. (See "Charges -- Withdrawal charge under Annuity Payout Plan E.") You can also take a portion of the discounted value once a year. If you do so, your monthly payouts will be reduced by the proportion of your withdrawal to the full discounted value. A 10% IRS penalty tax could apply if you take a withdrawal. (See "Taxes.")

ANNUITY PAYOUT PLAN REQUIREMENTS FOR QUALIFIED ANNUITIES: If your contract is a qualified annuity, you must select a payout plan as of the retirement date set forth in your contract. You have the responsibility for electing a payout plan under your contract that complies with applicable law. Your contract describes your payout plan options. The options will meet certain IRS regulations governing RMDs if the payout plan meets the incidental distribution benefit requirements, if any, and the payouts are made:

o in equal or substantially equal payments over a period not longer than your life or over the joint life of you and your designated beneficiary; or

o in equal or substantially equal payments over a period not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary; or

o over a period certain not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary.

IF WE DO NOT RECEIVE INSTRUCTIONS: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed. Contract values that you allocated to the one-year fixed account will provide fixed dollar payouts and contract values that you allocated among the subaccounts will provide variable annuity payouts.

IF MONTHLY PAYOUTS WOULD BE LESS THAN $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum or to change the frequency of the payouts.

DEATH AFTER ANNUITY PAYOUTS BEGIN: If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 45

TAXES

Generally, under current law, your contract has a tax-deferral feature. This means any increase in the value of the GPAs, the one-year fixed account and/or subaccounts in which you invest is taxable to you only when you receive a payout or withdrawal (see detailed discussion below). Any portion of the annuity payouts and any withdrawals you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made taxable distributions according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements. We will send you a tax information reporting form for any year in which we made a distribution according to our records.

NONQUALIFIED ANNUITIES

Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.

ANNUITY PAYOUTS: Generally, a portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. Under Annuity Payout Plan A:
Life annuity - no refund, where the annuitant dies before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the owner for the last taxable year. Under all other annuity payout plans, where the annuity payouts end before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the taxpayer for the tax year in which the payouts end. (See "Annuity Payout Plans.") All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

WITHDRAWALS: If you withdraw part of your nonqualified annuity before your annuity payouts begin, your withdrawal will be taxed to the extent that the value of your contract immediately before the withdrawal exceeds the investment in the contract. If you withdraw all of your nonqualified annuity before annuity payouts begin, your withdrawal will be taxed to the extent that the withdrawal value immediately before the withdrawal exceeds the investment in the contract. You also may have to pay a 10% IRS penalty for withdrawals of taxable income you make before reaching age 59 1/2 unless certain exceptions apply.

WITHHOLDING: If you receive taxable income as a result of an annuity payout or withdrawal, we may deduct withholding against the taxable income portion of the payout. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver the payout outside the United States and/or you are a non-resident alien.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from the payout.

DEATH BENEFITS TO BENEFICIARIES: The death benefit under a contract is not exempt from estate or income taxes. Any amount your beneficiary receives that represents previously deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments.

ANNUITIES OWNED BY CORPORATIONS, PARTNERSHIPS OR TRUSTS: For nonqualified annuities, any annual increase in the value of annuities held by such entities (nonnatural persons) generally will be treated as ordinary income received during that year. However, if the trust was set up for the benefit of a natural person only, the income will generally remain tax-deferred.

PENALTIES: If you receive amounts from your contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o because of your death or, in the event of non-natural ownership, the death of the annuitant;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o     if it is allocable to an investment before Aug. 14, 1982; or

o     if annuity payouts begin before the first contract anniversary.


46 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

TRANSFER OF OWNERSHIP: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be treated as a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer. In general, this rule does not apply to transfers between spouses or former spouses. Please consult your tax advisor for further details.

COLLATERAL ASSIGNMENT: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal and you may have to pay a 10% IRS penalty. You may not collaterally assign or pledge your qualified contracts.

QUALIFIED ANNUITIES

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan's SPD, your IRA disclosure statement, or consult a tax advisor for additional information about the distribution rules applicable to your situation.

When you use your contract to fund a retirement plan or IRA that is already tax-deferred under the Code, the contract will not provide any necessary or additional tax deferral. If your contract is used to fund an employer sponsored plan, your right to benefits may be subject to the terms and conditions of the plan regardless of the terms of the contract.

ANNUITY PAYOUTS: Under a qualified annuity, except a Roth IRA, the entire payout generally is includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA, or (3) the contract is used to fund a retirement plan and you or your employer have contributed after-tax dollars.

ANNUITY PAYOUTS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and meet the five year holding period.

REQUIRED MINIMUM DISTRIBUTIONS: Retirement plans are subject to required withdrawals called required minimum distributions ("RMDs") beginning at age
70 1/2. In addition, a new tax regulation, effective for RMDs calculated in 2006 and after, may cause the RMDs for some contracts with certain death benefits and optional riders to increase. RMDs may reduce the value of certain death benefits and optional benefits. You should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.

WITHDRAWALS: Under a qualified annuity, except a Roth IRA, the entire withdrawal will generally be includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA, or (3) the contract is used to fund a retirement plan and you or your employer have contributed after-tax dollars.

WITHDRAWALS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and met the five year holding period.

WITHHOLDING FOR IRAS, ROTH IRAS AND SEPS: If you receive taxable income as a result of an annuity payout or a withdrawal, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full surrender) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver payment outside the United States and/or you are a non-resident alien. State withholding also may be imposed on taxable distributions.

WITHHOLDING FOR ALL OTHER QUALIFIED ANNUITIES: If you receive directly all or part of the contract value from a qualified annuity (except an IRA, Roth IRA or SEP), mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payout is made from the plan. This mandatory withholding will not be imposed if:

o instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;

o the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more;

o     the payout is a RMD as defined under the Code;

o     the payout is made on account of an eligible hardship; or

o     the payout is a corrective distribution.


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 47

Payments made to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.

State withholding also may be imposed on taxable distributions.

PENALTIES: If you receive amounts from your qualified contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o     Because of your death;

o     Because you become disabled (as defined in the Code);

o If the distribution is part of a series of substantially equal periodic payments made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o If the distribution is made following severance from employment during the calendar year in which you attain age 55 (TSAs only); or

o     To pay certain medical or education expenses (IRAs only).

DEATH BENEFITS TO BENEFICIARIES: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he or she receives the payments from the qualified annuity. If you make non-deductible contributions to a traditional IRA, the portion of any distribution from the contract that represents after-tax contributions is not taxable as ordinary income to your beneficiary. You are responsible for keeping all records tracking your non-deductible contributions to an IRA. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met.

SPECIAL CONSIDERATIONS IF YOU SELECT ANY OPTIONAL RIDERS, THE MAV DEATH BENEFIT OR THE ENHANCED DEATH BENEFIT RIDER: As of the date of this prospectus, we believe that charges related to these riders are not subject to current taxation. Therefore, we will not report these charges as partial withdrawals from your contract. However, the IRS may determine that these charges should be treated as partial withdrawals subject to taxation to the extent of any gain as well as the 10% tax penalty for withdrawals before the age of 59 1/2, if applicable.

We reserve the right to report charges for this rider is partial withdrawals if we, as a withholding and reporting agent, believe that we are required to report them. In addition, we will report any benefits attributable to these riders on the death of you or the annuitant as an annuity death benefit distribution, not as proceeds from life insurance.

CONTRACT VALUE CREDITS AND PCR CREDITS: These are considered earnings and are taxed accordingly when withdrawn or paid out.

IMPORTANT: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.


RIVERSOURCE LIFE'S TAX STATUS: We are taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the fund in which each subaccount invests and becomes part of that subaccount's value. This investment income, including realized capital gains, is not taxed to us, and therefore no charge is made against the subaccounts for federal income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable annuities.


TAX QUALIFICATION: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.

VOTING RIGHTS

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o     the reserve held in each subaccount for your contract; divided by

o     the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.


48 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

SUBSTITUTION OF INVESTMENTS

We may substitute the funds in which the subaccounts invest if:

o     laws or regulations change;

o     the existing funds become unavailable; or

o     in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute a fund currently listed in this prospectus (existing fund) for another fund (new fund). The new fund may have higher fees and/or operating expenses than the existing fund. Also, the new fund may have investment objectives and policies and/or investment advisers which differ from the existing fund.

We may also:

o     add new subaccounts;

o     combine any two or more subaccounts;

o     transfer assets to and from the subaccounts or the variable account; and

o     eliminate or close any subaccounts.

We will notify you of any substitution or change. If we notify you that a subaccount will be eliminated or closed, you will have a certain period of time to tell us where to reallocate purchase payments or contract value currently allocated to that subaccount. If we do not receive your reallocation instructions by the due date, we automatically will reallocate to the subaccount investing in the RiverSource Variable Portfolio - Cash Management Fund. You may then transfer this reallocated amount in accordance with the transfer provisions of your contract (see "Transferring Between Accounts" above).

In the event of substitution or any of these changes, we may amend the contracts and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments.

ABOUT THE SERVICE PROVIDERS

PRINCIPAL UNDERWRITER


RiverSource Distributors, Inc. (RiverSource Distributors) serves as the principal underwriter and general distributor of the contract. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.

RiverSource Distributors distributes the contracts through unaffiliated broker-dealers ("selling firms") and their investment professionals. The selling firms have entered into distribution agreements with us and RiverSource Distributors for the offer and sale of the contracts.

Under the selling agreements, RiverSource Distributors pays commissions to the selling firms or their affiliated insurance agencies. Some selling firms may elect to receive a lower commission when a purchase payment is made along with a quarterly payment based on contract value for so long as the contract remains in effect. Selling firms may be required to return compensation under certain circumstances. Commissions paid to selling firms as a percentage of purchase payments will not be more than 9.00% of the purchase payments we receive on the contracts. These commissions do not change depending on which subaccounts you choose to allocate your purchase payments.

From time to time and in accordance with applicable laws and regulations we will pay or permit other promotional incentives in cash or credit or other compensation.

A portion of the payments made to the selling firm may be passed on to their investment professionals in accordance with its internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your investment professional for further information about what your investment professional and the selling firm for which he or she works may receive in connection with your purchase of a contract.

We intend to recoup a portion of the commissions and other distribution expenses we pay through certain fees and charges described in this prospectus (see "Expense Summary") including, for example, the mortality and expense risk charges and withdrawal charges. We or an affiliate may also receive all or part of the 12b-1 fees (see "Expense Summary - Annual Operating Expenses of the Funds") that certain funds charge to help us pay commissions and other costs of distributing the policies.



RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 49

ISSUER

Effective Dec. 31, 2006, American Enterprise Life Insurance Company (American Enterprise Life), a stock life insurance company organized in 1981 under the laws of the state of Indiana, was merged into IDS Life Insurance Company (IDS
Life), a stock life insurance company organized in 1957 under the laws of the state of Minnesota. Upon the merger, IDS Life, the surviving company, assumed legal ownership of all of the assets of American Enterprise Life, including the variable account, and became directly liable for American Enterprise Life's liabilities and obligations, including those with respect to the contract and the variable account. At the time of the merger, IDS Life was renamed RiverSource Life.

RiverSource Life issues the contracts. We are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474 and are a wholly-owned subsidiary of Ameriprise Financial, Inc.

We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

LEGAL PROCEEDINGS

The SEC, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. RiverSource Life has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

RiverSource Life is involved in other proceedings concerning matters arising in connection with the conduct of its business activities. RiverSource Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material adverse impact on results of operations in any particular reporting period as the proceedings are resolved.


ADDITIONAL INFORMATION

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


To the extent and only to the extent that any statement in a document incorporated by reference into this prospectus is modified or superseded by a statement in this prospectus or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this prospectus. The Annual Report on Form 10-K for the year ended Dec. 31, 2005 and the Quarterly Reports in Form 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006 and Sept. 30, 2006 that we previously filed the SEC under the Securities Exchange Act of 1934 (1934 Act) and the Report of Unscheduled Material Events or Corporate Event on Form 8-K that we filed with the SEC on March 22, 2006 under the 1934 Act are incorporated by reference into this prospectus. To access these documents, see "SEC Filings" under "Investor Relations" on our website at www.ameriprise.com.

RiverSource Life will furnish you without charge a copy of any or all of the documents incorporated by reference into this prospectus, including any exhibits to such documents which have been specifically incorporated by reference. We will do so upon receipt of your written or oral request. You can contact RiverSource Life at the telephone number and address listed on the first page of this prospectus.


AVAILABLE INFORMATION


This prospectus is part of a registration statement we file with the SEC. Additional information on RiverSource Life and on this offering is available in the registration statement and other materials we file. You can obtain copies of these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. In addition to this prospectus, the SAI and information about the contract, information incorporated by reference is available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (Securities Act) may be permitted to directors and officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


50 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

APPENDIX A: 8% PERFORMANCE CREDIT RIDER ADJUSTED PARTIAL WITHDRAWAL

STEP ONE

For EACH withdrawal made within the current calculation period we calculate the remaining purchase payment amount (RPA):

      RPA = Total purchase payments and purchase payment credits made prior to the partial withdrawal in question minus the RPA adjusted partial withdrawals for all previous partial withdrawals.

NOTE: In our calculations for the first partial withdrawal, the RPA will simply be the total purchase payments and purchase payment credits as there are no previous withdrawals to subtract.

                                      PW x RPA
   RPA ADJUSTED PARTIAL WITHDRAWALS = --------
                                         CV

       PW = the partial withdrawal including any applicable withdrawal charge or MVA.

       CV = the contract value on the date of (but prior to) the partial withdrawal.

      RPA = the remaining premium amount on the date of (but prior to) the partial withdrawal.

STEP TWO

For EACH withdrawal made within the current calculation period we calculate the eligible purchase payment amount (EPA):

      EPA = Total purchase payments and purchase payment credits made prior to the partial withdrawal in question AND prior to the five year exclusion period minus EPA adjusted partial withdrawals for all previous partial withdrawals.

NOTE: In our calculations for the first partial withdrawal, the EPA will simply be the total purchase payments and purchase payment credits made before the five year exclusion period as there are no previous withdrawals to subtract. Also note that EPA/RPA will always be less than or equal to one.

                                      PW x EPA   EPA
   EPA ADJUSTED PARTIAL WITHDRAWALS = -------- x ---
                                         CV      RPA

       PW = the partial withdrawal including any applicable withdrawal charge or MVA.

       CV = the contract value on the date of (but prior to) the partial withdrawal.

      EPA = the eligible premium amount on the date of (but prior to) the partial withdrawal.

      RPA = the remaining premium amount on the date of (but prior to) the partial withdrawal.

STEP THREE

The total PCRPW (Performance Credit Rider adjusted partial withdrawal) amount is the SUM OF EACH EPA ADJUSTED PARTIAL WITHDRAWAL.

EXAMPLE: Calculation at the end of the ten-year period assuming the contract is eligible for the PCR credit (i.e., your contract value is less than target value). This example does not include purchase payment credits.

o On Jan. 1, 2004 you purchase the contract with a purchase payment of $100,000.

o On Jan. 1, 2010 you make an additional purchase payment in the amount of $100,000.

o     Contract values before any partial withdrawals are shown below.

o     On Jan. 1, 2007 you make a partial withdrawal in the amount of $10,000.

o On Jan. 1, 2012 you make another partial withdrawal in the amount of $10,000.


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 51

NOTE: The shaded portion of the table indicates the five year exclusion period.

DATE                           TOTAL PURCHASE PAYMENTS        CONTRACT VALUE
------------------------------------------------------------------------------
Jan. 1, 2004                          $100,000                   $100,000
Jan. 1, 2005                           100,000                    110,000
Jan. 1, 2006                           100,000                    115,000
Jan. 1, 2007                           100,000                    120,000
Jan. 1, 2008                           100,000                    115,000
Jan. 1, 2009                           100,000                    120,000
Jan. 1, 2010                           200,000                    225,000
Jan. 1, 2011                           200,000                    230,000
Jan. 1, 2012                           200,000                    235,000
Jan. 1, 2013                           200,000                    230,000
Jan. 1, 2014                           200,000                    235,000

STEP ONE: For each withdrawal made within the current calculation period we calculate the RPA:

For the first partial withdrawal on Jan. 1, 2007:

      RPA before the partial withdrawal =                              RPA adjusted partial withdrawal =
      total purchase payments made prior to the partial withdrawal     $10,000 x $100,000
      minus the RPA adjusted partial withdrawals for all previous      ------------------ = $8,333
      partial withdrawals = $100,000 - 0 = $100,000                          $120,000

For the second partial withdrawal on Jan. 1, 2012:

      RPA before the partial withdrawal =                              RPA adjusted partial withdrawal =
      total purchase payments made prior to the partial withdrawal     $10,000 x $191,667
      minus the RPA adjusted partial withdrawals for all previous      ------------------ = $8,156
      partial withdrawals = $200,000 - $8,333 = $191,667                    $235,000

STEP TWO: For each withdrawal made within the current calculation period, we calculate the EPA:

For the first partial withdrawal on Jan. 1, 2007:

      EPA before the partial withdrawal =                              EPA adjusted partial withdrawal =
      total purchase payments made prior to the partial withdrawal     $10,000 x $100,000   $100,000
      AND the five-year exclusion period minus the EPA adjusted        ------------------ x -------- = $8,333
      partial withdrawals for all previous partial                          $120,000        $100,000
      withdrawals = $100,000 - 0 = $100,000

For the second partial withdrawal on Jan. 1, 2012:

      EPA before the partial withdrawal =                              EPA adjusted partial withdrawal =
      total purchase payments made prior to the partial withdrawal     $10,000 x $91,667   $ 91,667
      AND the five-year exclusion period minus the EPA                 ----------------- x -------- = $1,866
      adjusted partial withdrawals for all previous partial                 $235,000       $191,667
      withdrawals = $100,000 - $8,333 = $91,667

STEP THREE: The total PCRPW amount is the sum of each EPA adjusted partial withdrawal.

      PCRPW amount = $8,333 + $1,866 = $10,199


52 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

APPENDIX B: CONDENSED FINANCIAL INFORMATION
(Unaudited)

The following tables give per-unit information about the financial history of each subaccount. The date in which operations commenced in each price level is noted in parentheses.

We have not provided this information for subaccounts that were not available under your contract as of Dec. 31, 2005.

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                2005     2004     2003     2002     2001     2000    1999    1998    1997    1996
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (8/26/1999)
Accumulation unit value at beginning of period  $  0.95  $  0.91  $  0.71  $  0.95  $  1.26  $  1.43  $ 1.00      --      --     --
Accumulation unit value at end of period        $  1.02  $  0.95  $  0.91  $  0.71  $  0.95  $  1.26  $ 1.43      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                    2,133    2,822    2,936    3,287    4,269    3,037      57      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES I SHARES (9/22/1999)
Accumulation unit value at beginning of period  $  1.45  $  1.28  $  0.96  $  1.23  $  1.36  $  1.26  $ 1.00      --      --     --
Accumulation unit value at end of period        $  1.57  $  1.45  $  1.28  $  0.96  $  1.23  $  1.36  $ 1.26      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                      404      610      634      620      592      480       1      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES * (10/30/1997)
Accumulation unit value at beginning of period  $  1.10  $  1.06  $  0.86  $  1.25  $  1.45  $  1.72  $ 1.34  $ 1.03  $ 1.00     --
Accumulation unit value at end of period        $  1.15  $  1.10  $  1.06  $  0.86  $  1.25  $  1.45  $ 1.72  $ 1.34  $ 1.03     --
Number of accumulation units outstanding
at end of period (000 omitted)                    6,624    7,985    9,246   10,223   11,706   11,388   5,638   1,779      66     --

*     AIM V.I. Premier Equity Fund, Series I Shares merged into AIM V.I. Core Equity Fund, Series I Shares on April 28, 2006.
------------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B)(9/22/1999)
Accumulation unit value at beginning of period  $  0.67  $  0.65  $  0.46  $  0.79  $  1.08  $  1.40  $ 1.00      --      --     --
Accumulation unit value at end of period        $  0.68  $  0.67  $  0.65  $  0.46  $  0.79  $  1.08  $ 1.40      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                    1,202    1,283    1,451    1,387    1,958    2,278     105      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (9/22/1999)
Accumulation unit value at beginning of period  $  0.70  $  0.65  $  0.54  $  0.79  $  0.96  $  1.17  $ 1.00      --      --     --
Accumulation unit value at end of period        $  0.79  $  0.70  $  0.65  $  0.54  $  0.79  $  0.96  $ 1.17      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                    2,130    2,021    2,140    2,312    2,574    3,368      56      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS U.S. GOVERNMENT/HIGH GRADE SECURITIES PORTFOLIO (CLASS B) (9/22/1999)
Accumulation unit value at beginning of period  $  1.28  $  1.25  $  1.23  $  1.16  $  1.09  $  1.00  $ 1.00      --      --     --
Accumulation unit value at end of period        $  1.29  $  1.28  $  1.25  $  1.23  $  1.16  $  1.09  $ 1.00      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                    1,149    1,347    1,392    1,554    1,282      743       7      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
BARON CAPITAL ASSET FUND - INSURANCE SHARES (9/22/1999)
Accumulation unit value at beginning of period  $  1.70  $  1.37  $  1.07  $  1.27  $  1.14  $  1.19  $ 1.00      --      --     --
Accumulation unit value at end of period        $  1.73  $  1.70  $  1.37  $  1.07  $  1.27  $  1.14  $ 1.19      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                      441      480      522      518      617    1,639      31      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
CREDIT SUISSE TRUST - MID-CAP GROWTH PORTFOLIO (9/22/1999)
Accumulation unit value at beginning of period  $  1.16  $  1.04  $  0.73  $  1.05  $  1.28  $  1.31  $ 1.00      --      --     --
Accumulation unit value at end of period        $  1.22  $  1.16  $  1.04  $  0.73  $  1.05  $  1.28  $ 1.31      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                       46       54       97       73      125      795       6      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO SERVICE CLASS (9/22/1999)
Accumulation unit value at beginning of period  $  0.94  $  0.90  $  0.74  $  0.90  $  1.00  $  1.05  $ 1.00      --      --     --
Accumulation unit value at end of period        $  0.99  $  0.94  $  0.90  $  0.74  $  0.90  $  1.00  $ 1.05      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                    1,630    1,820    1,884    1,684    1,678    1,383      71      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS (9/22/1999)
Accumulation unit value at beginning of period  $  2.33  $  1.90  $  1.39  $  1.56  $  1.64  $  1.24  $ 1.00      --      --     --
Accumulation unit value at end of period        $  2.72  $  2.33  $  1.90  $  1.39  $  1.56  $  1.64  $ 1.24      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                    1,747    1,964    2,236    2,384    2,142    2,714      44      --      --     --
------------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 53

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                2005     2004     2003     2002     2001     2000    1999    1998    1997    1996
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS (9/22/1999)
Accumulation unit value at beginning of period  $  0.95  $  0.85  $  0.60  $  0.76  $  0.98  $  1.23  $ 1.00      --      --     --
Accumulation unit value at end of period        $  1.11  $  0.95  $  0.85  $  0.60  $  0.76  $  0.98  $ 1.23      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                      465      499      510      568      529      516      33      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (9/22/1999)
Accumulation unit value at beginning of period  $  2.34  $  1.80  $  1.34  $  1.33  $  1.25  $  0.97  $ 1.00      --      --     --
Accumulation unit value at end of period        $  2.61  $  2.34  $  1.80  $  1.34  $  1.33  $  1.25  $ 0.97      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                      734      760      676      542      325      202       1      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (9/22/1999)
Accumulation unit value at beginning of period  $  1.47  $  1.32  $  1.07  $  1.23  $  1.17  $  1.05  $ 1.00      --      --     --
Accumulation unit value at end of period        $  1.60  $  1.47  $  1.32  $  1.07  $  1.23  $  1.17  $ 1.05      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                   11,340   11,643    4,692      966      546      170      31      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period  $  1.28  $  1.09  $  0.84  $  1.00       --       --      --      --      --     --
Accumulation unit value at end of period        $  1.39  $  1.28  $  1.09  $  0.84       --       --      --      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                    1,549    1,200    1,018      286       --       --      --      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT CAPITAL GROWTH FUND (9/22/1999)
Accumulation unit value at beginning of period  $  0.87  $  0.81  $  0.66  $  0.88  $  1.05  $  1.16  $ 1.00      --      --     --
Accumulation unit value at end of period        $  0.88  $  0.87  $  0.81  $  0.66  $  0.88  $  1.05  $ 1.16      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                      426      462      442      462      626      613     226      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT INTERNATIONAL EQUITY FUND (9/22/1999)
Accumulation unit value at beginning of period  $  1.00  $  0.89  $  0.67  $  0.83  $  1.08  $  1.27  $ 1.00      --      --     --
Accumulation unit value at end of period        $  1.12  $  1.00  $  0.89  $  0.67  $  0.83  $  1.08  $ 1.27      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                      191      137      125      113       84      195      30      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND (9/22/1999)
(PREVIOUSLY GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND)
Accumulation unit value at beginning of period  $  0.97  $  0.85  $  0.67  $  0.87  $  1.00  $  1.12  $ 1.00      --      --     --
Accumulation unit value at end of period        $  1.02  $  0.97  $  0.85  $  0.67  $  0.87  $  1.00  $ 1.12      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                    1,581    1,430    1,449    1,109    1,183    1,247     480      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES GLOBAL TECHNOLOGY PORTFOLIO: SERVICE SHARES (5/2/2000)
Accumulation unit value at beginning of period  $  0.35  $  0.35  $  0.25  $  0.42  $  0.68  $  1.00      --      --      --     --
Accumulation unit value at end of period        $  0.39  $  0.35  $  0.35  $  0.25  $  0.42  $  0.68      --      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                      843      717      751      779      878      898      --      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES INTERNATIONAL GROWTH PORTFOLIO: SERVICE SHARES (5/2/2000)
Accumulation unit value at beginning of period  $  0.68  $  0.58  $  0.44  $  0.60  $  0.80  $  1.00      --      --      --     --
Accumulation unit value at end of period        $  0.89  $  0.68  $  0.58  $  0.44  $  0.60  $  0.80      --      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                    1,039      951    2,119    1,323    1,719    1,304      --      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES LARGE CAP GROWTH PORTFOLIO: SERVICE SHARES (5/2/2000)
Accumulation unit value at beginning of period  $  0.58  $  0.57  $  0.44  $  0.61  $  0.82  $  1.00      --      --      --     --
Accumulation unit value at end of period        $  0.60  $  0.58  $  0.57  $  0.44  $  0.61  $  0.82      --      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                    1,775    1,862    2,188    2,583    3,385    2,472      --      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES MID CAP GROWTH PORTFOLIO: SERVICE SHARES (5/2/2000)
Accumulation unit value at beginning of period  $  0.47  $  0.39  $  0.30  $  0.42  $  0.70  $  1.00      --      --      --     --
Accumulation unit value at end of period        $  0.52  $  0.47  $  0.39  $  0.30  $  0.42  $  0.70      --      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                    1,293    1,661    1,578    1,833    2,218    1,737      --      --      --     --
------------------------------------------------------------------------------------------------------------------------------------


54 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                2005     2004     2003     2002     2001     2000    1999    1998    1997    1996
------------------------------------------------------------------------------------------------------------------------------------
JPMORGAN U.S. LARGE CAP CORE EQUITY PORTFOLIO (9/22/1999)
Accumulation unit value at beginning of period  $  0.82  $  0.76  $  0.60  $  0.81  $  0.94  $  1.07  $ 1.00      --      --      --
Accumulation unit value at end of period        $  0.82  $  0.82  $  0.76  $  0.60  $  0.81  $  0.94  $ 1.07      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      902      786      826      719      700      673      51      --      --      --
------------------------------------------------------------------------------------------------------------------------------------
LAZARD RETIREMENT EQUITY PORTFOLIO (9/22/1999)
Accumulation unit value at beginning of period  $  1.01  $  0.92  $  0.75  $  0.91  $  1.00  $  1.01  $ 1.00      --      --      --
Accumulation unit value at end of period        $  1.03  $  1.01  $  0.92  $  0.75  $  0.91  $  1.00  $ 1.01      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      104      127      133      122      168      154       1      --      --      --
------------------------------------------------------------------------------------------------------------------------------------
LAZARD RETIREMENT INTERNATIONAL EQUITY PORTFOLIO (9/22/1999)
Accumulation unit value at beginning of period  $  0.91  $  0.80  $  0.63  $  0.72  $  0.96  $  1.07  $ 1.00      --      --      --
Accumulation unit value at end of period        $  0.99  $  0.91  $  0.80  $  0.63  $  0.72  $  0.96  $ 1.07      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      157      147      133       79       82       62       1      --      --      --
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) NEW DISCOVERY SERIES - INITIAL CLASS (9/22/1999)
Accumulation unit value at beginning of period  $  1.24  $  1.18  $  0.89  $  1.33  $  1.42  $  1.47  $ 1.00      --      --      --
Accumulation unit value at end of period        $  1.29  $  1.24  $  1.18  $  0.89  $  1.33  $  1.42  $ 1.47      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      994    1,044    1,301    1,252    1,506    2,229      64      --      --      --
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) RESEARCH SERIES - INITIAL CLASS (9/22/1999)
Accumulation unit value at beginning of period  $  0.88  $  0.77  $  0.63  $  0.85  $  1.09  $  1.16  $ 1.00      --      --      --
Accumulation unit value at end of period        $  0.94  $  0.88  $  0.77  $  0.63  $  0.85  $  1.09  $ 1.16      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                    1,120    1,634    1,404    1,695    1,873    1,902     242      --      --      --
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - INITIAL CLASS (9/22/1999)
Accumulation unit value at beginning of period  $  1.24  $  0.97  $  0.72  $  0.95  $  1.27  $  1.20  $ 1.00      --      --      --
Accumulation unit value at end of period        $  1.43  $  1.24  $  0.97  $  0.72  $  0.95  $  1.27  $ 1.20      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                    1,748    1,935    1,996    2,205    2,550    1,939      30      --      --      --
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (10/5/1998)
Accumulation unit value at beginning of period  $  1.28  $  1.16  $  0.93  $  1.16  $  1.26  $  1.18  $ 1.18  $ 1.00      --      --
Accumulation unit value at end of period        $  1.32  $  1.28  $  1.16  $  0.93  $  1.16  $  1.26  $ 1.18  $ 1.18      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                    4,185    4,645    5,239    5,706    6,280    6,616   4,302     239      --      --
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (9/22/1999)
Accumulation unit value at beginning of period  $  1.10  $  0.96  $  0.76  $  0.93  $  1.19  $  1.33  $ 1.00      --      --      --
Accumulation unit value at end of period        $  1.21  $  1.10  $  0.96  $  0.76  $  0.93  $  1.19  $ 1.33      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                    2,185    2,258    2,177    1,856    1,775    2,192     347      --      --      --
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES FUND - CLASS IB SHARES (9/22/1999)
Accumulation unit value at beginning of period  $  0.81  $  0.73  $  0.55  $  0.65  $  0.93  $  1.53  $ 1.00      --      --      --
Accumulation unit value at end of period        $  0.95  $  0.81  $  0.73  $  0.55  $  0.65  $  0.93  $ 1.53      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      461      485    1,788      762    3,607      847      35      --      --      --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period  $  1.93  $  1.79  $  1.51  $  1.76  $  1.99  $  2.07  $ 1.83  $ 1.60  $ 1.36  $ 1.18
Accumulation unit value at end of period        $  1.98  $  1.93  $  1.79  $  1.51  $  1.76  $  1.99  $ 2.07  $ 1.83  $ 1.60  $ 1.36
Number of accumulation units outstanding
at end of period (000 omitted)                    3,221    4,136    5,043    5,336    6,404    6,779   5,985   4,684   2,944   1,546
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND* (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period  $  1.24  $  1.25  $  1.26  $  1.26  $  1.24  $  1.18  $ 1.15  $ 1.11  $ 1.07  $ 1.03
Accumulation unit value at end of period        $  1.26  $  1.24  $  1.25  $  1.26  $  1.26  $  1.24  $ 1.18  $ 1.15  $ 1.11  $ 1.07
Number of accumulation units outstanding
at end of period (000 omitted)                    6,630    7,059    5,254    8,572    8,409    4,421     941     749     231     241

*     The 7-day simple and compound yields for RiverSource(SM) Variable Portfolio - Cash Management Fund at Dec. 31, 2005 were 2.20%
      and 2.23%, respectively
------------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 55

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                2005     2004     2003     2002     2001     2000    1999    1998    1997    1996
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period  $  1.62  $  1.58  $  1.53  $  1.47  $  1.38  $  1.33  $ 1.33  $ 1.33  $ 1.24  $ 1.17
Accumulation unit value at end of period        $  1.63  $  1.62  $  1.58  $  1.53  $  1.47  $  1.38  $ 1.33  $ 1.33  $ 1.33  $ 1.24
Number of accumulation units outstanding
at end of period (000 omitted)                    8,279    9,515    7,119    7,272    8,923    9,498   8,127   5,689   2,544   1,377
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (5/2/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period  $  1.31  $  1.12  $  0.80  $  1.01  $  1.00  $  1.00      --      --      --      --
Accumulation unit value at end of period        $  1.46  $  1.31  $  1.12  $  0.80  $  1.01  $  1.00      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      532      451      276      182      147       16      --      --      --      --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (5/2/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period  $  0.47  $  0.44  $  0.37  $  0.50  $  0.74  $  1.00      --      --      --      --
Accumulation unit value at end of period        $  0.50  $  0.47  $  0.44  $  0.37  $  0.50  $  0.74      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      413      471      499      270      228      200      --      --      --      --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (8/26/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period  $  1.16  $  1.05  $  0.85  $  0.93  $  0.90  $  1.00  $ 1.00      --      --      --
Accumulation unit value at end of period        $  1.19  $  1.16  $  1.05  $  0.85  $  0.93  $  0.90  $ 1.00      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                    3,380    3,074    2,699    2,403    5,449      556       8      --      --      --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period  $  1.56  $  1.50  $  1.18  $  1.53  $  1.89  $  2.33  $ 1.91  $ 1.56  $ 1.27  $ 1.20
Accumulation unit value at end of period        $  1.64  $  1.56  $  1.50  $  1.18  $  1.53  $  1.89  $ 2.33  $ 1.91  $ 1.56  $ 1.27
Number of accumulation units outstanding
at end of period (000 omitted)                    4,590    4,708    4,663    5,116    6,019    6,358   5,864   5,163   3,813   2,350

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap Equity
      Fund on March 17, 2006.
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (10/29/1997)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period  $  1.22  $  1.20  $  0.98  $  1.27  $  1.54  $  1.72  $ 1.32  $ 1.05  $ 1.00      --
Accumulation unit value at end of period        $  1.22  $  1.22  $  1.20  $  0.98  $  1.27  $  1.54  $ 1.72  $ 1.32  $ 1.05      --
Number of accumulation units outstanding
at end of period (000 omitted)                    3,748    4,250    4,512    3,938    4,237    3,717   2,141   1,108      69      --

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap Equity
      Fund on March 17, 2006.
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (5/2/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period  $  1.16  $  1.16  $  1.16  $  1.11  $  1.06  $  1.00      --      --      --      --
Accumulation unit value at end of period        $  1.16  $  1.16  $  1.16  $  1.16  $  1.11  $  1.06      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      469      521      466      520      259       76      --      --      --      --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (5/2/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period  $  1.27  $  1.09  $  0.74  $  0.91  $  0.99  $  1.00      --      --      --      --
Accumulation unit value at end of period        $  1.31  $  1.27  $  1.09  $  0.74  $  0.91  $  0.99      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                       85       89      178       69       66       20      --      --      --      --
------------------------------------------------------------------------------------------------------------------------------------
ROYCE MICRO-CAP PORTFOLIO (9/22/1999)
Accumulation unit value at beginning of period  $  2.44  $  2.17  $  1.48  $  1.72  $  1.34  $  1.15  $ 1.00      --      --      --
Accumulation unit value at end of period        $  2.68  $  2.44  $  2.17  $  1.48  $  1.72  $  1.34  $ 1.15      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                      446      505      510      369      267      239      37      --      --      --
------------------------------------------------------------------------------------------------------------------------------------


56 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                2005     2004     2003     2002     2001     2000    1999    1998    1997    1996
------------------------------------------------------------------------------------------------------------------------------------
ROYCE SMALL-CAP PORTFOLIO (9/22/1999)
Accumulation unit value at beginning of period  $  2.40  $  1.95  $  1.40  $  1.65  $  1.38  $  1.05  $ 1.00      --      --     --
Accumulation unit value at end of period        $  2.57  $  2.40  $  1.95  $  1.40  $  1.65  $  1.38  $ 1.05      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                      576      658      735      712      543      188       1      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
THIRD AVENUE VALUE PORTFOLIO (5/2/2000)
Accumulation unit value at beginning of period  $  2.11  $  1.79  $  1.27  $  1.44  $  1.29  $  1.00      --      --      --     --
Accumulation unit value at end of period        $  2.39  $  2.11  $  1.79  $  1.27  $  1.44  $  1.29      --      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                      577      705      786      539      557       63      --      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
WANGER INTERNATIONAL SMALL CAP (9/22/1999)
Accumulation unit value at beginning of period  $  1.34  $  1.04  $  0.71  $  0.83  $  1.07  $  1.51  $ 1.00      --      --     --
Accumulation unit value at end of period        $  1.60  $  1.34  $  1.04  $  0.71  $  0.83  $  1.07  $ 1.51      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                      484      439    2,509      479      523      431      28      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
WANGER U.S. SMALLER COMPANIES (9/22/1999)
Accumulation unit value at beginning of period  $  1.55  $  1.33  $  0.94  $  1.15  $  1.04  $  1.15  $ 1.00      --      --     --
Accumulation unit value at end of period        $  1.70  $  1.55  $  1.33  $  0.94  $  1.15  $  1.04  $ 1.15      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                    1,171      455      382      351      268      231      19      --      --     --
------------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS 57

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Calculating Annuity Payouts ...............................  p. 3
Rating Agencies ...........................................  p. 4
Revenues Received During Calendar Year 2005 ...............  p. 4
Principal Underwriter .....................................  p. 5
Independent Registered Public Accounting Firm .............  p. 5
Condensed Financial Information (Unaudited) ...............  p. 6
Financial Statements


58 RIVERSOURCE SIGNATURE VARIABLE ANNUITY - PROSPECTUS

RIVERSOURCE [LOGO](SM)
       ANNUITIES


RiverSource Life Insurance Company

829 Ameriprise Financial Center
Minneapolis, MN 55474
(800) 333-3437


          RiverSource Distributors, Inc. (Distributor), Member NASD. Insurance and annuity products issued by RiverSource Life Insurance Company.

           (C) 2007 Ameriprise Financial, Inc. All rights reserved.

43444 L (1/07)

Part B.

                       STATEMENT OF ADDITIONAL INFORMATION
                                       FOR

                    EVERGREEN ESSENTIAL(SM) VARIABLE ANNUITY

                    EVERGREEN NEW SOLUTIONS VARIABLE ANNUITY

                 EVERGREEN NEW SOLUTIONS SELECT VARIABLE ANNUITY

                     EVERGREEN PATHWAYS(SM) VARIABLE ANNUITY

                 EVERGREEN PATHWAYS(SM) SELECT VARIABLE ANNUITY

                    EVERGREEN PRIVILEGE(SM) VARIABLE ANNUITY

              RIVERSOURCE ACCESSCHOICE SELECT(SM) VARIABLE ANNUITY

                RIVERSOURCE ENDEAVOR SELECT(SM) VARIABLE ANNUITY

                   RIVERSOURCE FLEXCHOICE(SM) VARIABLE ANNUITY

               RIVERSOURCE FLEXCHOICE(SM) SELECT VARIABLE ANNUITY

                 RIVERSOURCE(SM) GALAXY PREMIER VARIABLE ANNUITY

                  RIVERSOURCE INNOVATIONS(SM) VARIABLE ANNUITY

               RIVERSOURCE INNOVATIONS(SM) SELECT VARIABLE ANNUITY

              RIVERSOURCE INNOVATIONS(SM) CLASSIC VARIABLE ANNUITY

           RIVERSOURCE INNOVATIONS(SM) CLASSIC SELECT VARIABLE ANNUITY

                 RIVERSOURCE NEW SOLUTIONS(SM) VARIABLE ANNUITY

         RIVERSOURCE(SM) PERSONAL PORTFOLIO VARIABLE ANNUITY (previously American Enterprise Life AEL Personal Portfolio Variable Annuity)

            RIVERSOURCE(SM) PERSONAL PORTFOLIO PLUS VARIABLE ANNUITY
           (previously American Enterprise Life AEL Personal Portfolio
                             Plus Variable Annuity)

           RIVERSOURCE(SM) PERSONAL PORTFOLIO PLUS(2) VARIABLE ANNUITY (previously American Enterprise Life AEL Personal Portfolio
                            Plus(2) Variable Annuity)

                    RIVERSOURCE PINNACLE(SM) VARIABLE ANNUITY

                    RIVERSOURCE PLATINUM(SM) VARIABLE ANNUITY

                   RIVERSOURCE(SM) PREFERRED VARIABLE ANNUITY
                      (previously American Enterprise Life
                         AEL Preferred Variable Annuity)

                   RIVERSOURCE SIGNATURE(SM) VARIABLE ANNUITY

                RIVERSOURCE SIGNATURE(SM) SELECT VARIABLE ANNUITY

                 RIVERSOURCE SIGNATURE(SM) ONE VARIABLE ANNUITY

              RIVERSOURCE SIGNATURE(SM) ONE SELECT VARIABLE ANNUITY

                    WELLS FARGO ADVANTAGE(R) VARIABLE ANNUITY

                WELLS FARGO ADVANTAGE(R) SELECT VARIABLE ANNUITY

                WELLS FARGO ADVANTAGE(R) BUILDER VARIABLE ANNUITY

            WELLS FARGO ADVANTAGE(R) BUILDER SELECT VARIABLE ANNUITY

                WELLS FARGO ADVANTAGE CHOICE(SM) VARIABLE ANNUITY

            WELLS FARGO ADVANTAGE CHOICE(SM) SELECT VARIABLE ANNUITY

                      RIVERSOURCE VARIABLE ANNUITY ACCOUNT
            (previously AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT)
                                  JAN. 2, 2007

RiverSource Variable Annuity Account is a separate account of RiverSource Life Insurance Company (RiverSource Life).

This Statement of Additional Information (SAI) is not a prospectus. It should be read together with the prospectus dated the same date as this SAI, which may be obtained from your investment professional, or by writing or calling us at the address and telephone number below. This SAI contains financial information for all the subaccounts of the RiverSource Variable Annuity Account. Not all subaccounts shown will apply to your specific contract.

RiverSource Life Insurance Company
829 Ameriprise Financial Center
Minneapolis, MN 55474
(800) 333-3437

TABLE OF CONTENTS

Calculating Annuity Payouts                                                p. 3

Rating Agencies                                                            p. 4

Revenues Received During Calendar Year 2005                                p. 4

Principal Underwriter                                                      p. 5

Independent Registered Public Accounting Firm                              p. 5

Condensed Financial Information (Unaudited)                                p. 6

Financial Statements

CORPORATE CONSOLIDATION

On Dec. 31, 2006, American Enterprise Life Insurance Company and one of its affiliates, American Partners Life Insurance Company, merged into their parent company, IDS Life Insurance Company (IDS Life). At that time, IDS Life changed its name to RiverSource Life Insurance Company. This merger helped simplify the overall corporate structure because the three life insurance companies were consolidated into one. This consolidation and renaming does not have any adverse effect on the features or benefits of your contract.

2 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

CALCULATING ANNUITY PAYOUTS

VARIABLE ANNUITY PAYOUTS

We do the following calculations separately for each of the subaccounts of the variable account. The separate monthly payouts, added together, make up your total variable annuity payout.

INITIAL PAYOUT: To compute your first monthly payout, we:

- determine the dollar value of your contract on the valuation date and deduct any applicable premium tax; then

- apply the result to the annuity table contained in the contract or another table at least as favorable.

The annuity table shows the amount of the first monthly payout for each $1,000 of value which depends on factors built into the table, as described below.

ANNUITY UNITS: We then convert the value of your subaccount to annuity units. To compute the number of units credited to you, we divide the first monthly payout by the annuity unit value (see below) on the valuation date. The number of units in your subaccount is fixed. The value of the units fluctuates with the performance of the underlying fund.

SUBSEQUENT PAYOUTS: To compute later payouts, we multiply:

-  the annuity unit value on the valuation date; by

-  the fixed number of annuity units credited to you.

ANNUITY UNIT VALUES: We originally set this value at $1 for each subaccount. To calculate later values we multiply the last annuity value by the product of:

-  the net investment factor; and

-  the neutralizing factor.

The purpose of the neutralizing factor is to offset the effect of the assumed rate built into the annuity table. With an assumed investment rate of 5%, the neutralizing factor is 0.999866 for a one day valuation period.

NET INVESTMENT FACTOR: We determine the net investment factor by:

- adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

-  dividing that sum by the previous adjusted net asset value per share; and

- subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the net investment factor may be greater or less than one, and the annuity unit value may increase or decrease. You bear this investment risk in a subaccount.

FIXED ANNUITY PAYOUTS
We guarantee your fixed annuity payout amounts. Once calculated, your payout will remain the same and never change. To calculate your annuity payouts we:

- take the amount of contract value at the retirement date or the date you selected to begin receiving your annuity payouts and which you want to be applied to fixed annuity payouts; then

- using an annuity table, we apply the value according to the annuity payout plan you select.

The annuity payout table we use will be the one in effect at the time you choose to begin your annuity payouts. The values in the table will be equal to or greater than the table in your contract.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 3

RATING AGENCIES

We receive ratings from independent rating agencies. These agencies evaluate the financial soundness and claims-paying ability of insurance companies based on a number of different factors. The ratings reflect each agency's estimation of our ability to meet our contractual obligations such as making annuity payouts and paying death benefits and other distributions. As such, the ratings relate to our general account and not to the subaccounts. This information generally does not relate to the management or performance of the subaccounts.

For detailed information on the agency ratings given to RiverSource Life, contact your investment professional. Or view our current ratings by visiting the agency websites directly at:

A.M. Best                                               www.ambest.com
Fitch                                             www.fitchratings.com
Moody's                                       www.moodys.com/insurance
Standard & Poor's                             www.standardandpoors.com

A.M. Best -- Rates insurance companies for their financial strength.

Fitch -- Rates insurance companies for their claims-paying ability.

Moody's -- Rates insurance companies for their financial strength.

Standard & Poor's -- Rates insurance companies for their financial strength.

REVENUES RECEIVED DURING CALENDAR YEAR 2005

The following table shows the unaffiliated funds ranked according to highest to lowest total dollar amounts the funds and their affiliates paid to us and/or our affiliates in 2005. Some of these funds may not be available under your contract or policy. Please see your contract or policy prospectus regarding the investment options available to you.

Fidelity(R) Variable Insurance Products                                      $     8,854,855.66
Franklin(R) Templeton(R) Variable Insurance Products Trust                         6,823,584.36
Liberty Variable Investment Trust / Wanger Advisors Trust                          6,167,159.08
American Century(R) Variable Portfolios, Inc.                                      5,916,210.77
Goldman Sachs Variable Insurance Trust                                             5,908,269.00
AIM Variable Insurance Funds                                                       4,657,038.45
AllianceBernstein Variable Products Series Fund, Inc.                              4,105,185.33
Putnam Variable Trust                                                              2,894,721.89
MFS(R) Variable Insurance Trust(SM)                                                2,814,229.09
Credit Suisse Trust                                                                1,948,062.06
Wells Fargo Advantage Variable Trust Funds                                         1,785,045.10
Janus Aspen Series                                                                   973,913.25
Evergreen Variable Annuity Trust                                                     950,086.78
Oppenheimer Variable Account Funds                                                   940,501.39
Third Avenue Variable Series Trust                                                   930,151.06
Royce Capital Fund                                                                   909,404.51
Lazard Retirement Series, Inc.                                                       866,279.90
Van Kampen Life Investment Trust / The Universal Institutional Funds, Inc.           766,423.33
Pioneer Variable Contracts Trust                                                     367,921.93
Calvert Variable Series, Inc.                                                        166,558.14
Dreyfus Investment Portfolios / Dreyfus Variable Investment Fund                      40,580.81
STI Classic Variable Trust                                                            25,316.37
Premier VIT                                                                           20,167.99
Baron Capital Funds Trust                                                              7,180.35
J.P. Morgan Series Trust II                                                            4,344.49

If the revenue received from affiliated funds were included in the table above, payment to us or our affiliates by the RiverSource Variable Portfolio Funds or their affiliates would be at the top of the list.

4 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

PRINCIPAL UNDERWRITER

RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as principal underwriter for the contracts, which it offers on a continuous basis. RiverSource Distributors is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (NASD). The contracts are offered to the public through certain securities broker-dealers and through entities that may offer the contracts but are exempt from registration that have entered into selling agreements with RiverSource Distributors and whose personnel are legally authorized to sell annuity products. Both RiverSource Distributors and RiverSource Life are ultimately controlled by Ameriprise Financial, Inc. The principal business address of RiverSource Distributors, Inc. is 70100 Ameriprise Financial Center, Minneapolis, MN 55474.

RiverSource Life currently pays RiverSource Distributors, Inc. underwriting commissions for its role as principal underwriter of all variable annuities associated with this variable account. Prior to Jan. 1, 2007, Ameriprise Financial Services, Inc. served as the principal underwriter for the contracts. For the past three years, the aggregate dollar amount of underwriting commissions paid to Ameriprise Financial Services, Inc. for the variable account has been: 2005: $62,840,453; 2004: $39,616,639; and 2003: $52,618,927.
Ameriprise Financial Services, Inc. retained no underwriting commission from the sale of the contracts.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements of IDS Life Insurance Company (name subsequently changed to RiverSource Life Insurance Company) at Dec. 31, 2005 and 2004, and for each of the three years in the period ended Dec. 31, 2005, and the individual financial statements of the segregated asset subaccounts of the American Enterprise Variable Annuity Account (name subsequently changed to RiverSource Variable Annuity Account) which includes Evergreen Essential(SM) Variable Annuity, Evergreen New Solutions Variable Annuity, Evergreen New Solutions Select Variable Annuity, Evergreen Pathways(SM) Variable Annuity, Evergreen Pathways(SM) Select Variable Annuity, Evergreen Privilege(SM) Variable Annuity, RiverSource AccessChoice Select(SM) Variable Annuity, RiverSource Endeavor Select(SM) Variable Annuity, RiverSource FlexChoice(SM) Variable Annuity, RiverSource FlexChoice(SM) Select Variable Annuity, RiverSource(SM) Galaxy Premier Variable Annuity, RiverSource Innovations(SM) Variable Annuity, RiverSource Innovations(SM) Select Variable Annuity, RiverSource Innovations(SM) Classic Variable Annuity, RiverSource Innovations(SM) Classic Select Variable Annuity, RiverSource New Solutions(SM) Variable Annuity, American Enterprise Life AEL Personal Portfolio Variable Annuity (name subsequently changed to RiverSource(SM) Personal Portfolio Variable Annuity), American Enterprise Life AEL Personal Portfolio Plus Variable Annuity (name subsequently changed to RiverSource(SM) Personal Portfolio Plus Variable Annuity), American Enterprise Life AEL Personal Portfolio Plus(2) Variable Annuity (name subsequently changed to RiverSource(SM) Personal Portfolio Plus(2) Variable Annuity), RiverSource Pinnacle(SM) Variable Annuity, RiverSource Platinum(SM) Variable Annuity, American Enterprise Life AEL Preferred Variable Annuity (name subsequently changed to RiverSource(SM) Preferred Variable Annuity), RiverSource Signature(SM) Variable Annuity, RiverSource Signature(SM) Select Variable Annuity, RiverSource Signature(SM) One Variable Annuity, RiverSource Signature(SM) One Select Variable Annuity, Wells Fargo Advantage(R) Variable Annuity, Wells Fargo Advantage(R) Select Variable Annuity, Wells Fargo Advantage(R) Builder Variable Annuity, Wells Fargo Advantage(R) Builder Select Variable Annuity, Wells Fargo Advantage Choice(SM) Variable Annuity, and Wells Fargo Advantage Choice(SM) Select Variable Annuity at Dec. 31, 2005, and for each of the periods indicated therein, as set forth in their reports. We've included our financial statements in the SAI in reliance upon Ernst & Young LLP's reports given on their authority as experts in accounting and auditing.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 5

CONDENSED FINANCIAL INFORMATION
(UNAUDITED)

The following tables give per-unit information about the financial history of each subaccount. The date in which operations commenced in each price level is noted in parentheses.

VARIABLE ACCOUNT CHARGES OF 1.00% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.10   $   1.00   $   0.76   $   1.00         --         --
Accumulation unit value at end of period                            $   1.15   $   1.10   $   1.00   $   0.76         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            843        909        623        113         --         --

AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (5/30/2000)
Accumulation unit value at beginning of period                      $   0.70   $   0.66   $   0.52   $   0.69   $   0.91   $   1.00
Accumulation unit value at end of period                            $   0.75   $   0.70   $   0.66   $   0.52   $   0.69   $   0.91
Number of accumulation units outstanding at end of period
(000 omitted)                                                            337        331        410        506        646         12

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.30   $   1.24   $   0.97   $   1.00         --         --
Accumulation unit value at end of period                            $   1.40   $   1.30   $   1.24   $   0.97         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             11         11         12         --         --         --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.15   $   1.00   $   0.75   $   1.00         --         --
Accumulation unit value at end of period                            $   1.24   $   1.15   $   1.00   $   0.75         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             56         51         62         30         --         --

AIM V.I. DEMOGRAPHIC TRENDS FUND, SERIES I SHARES (5/30/2000)
Accumulation unit value at beginning of period                      $   0.57   $   0.53   $   0.39   $   0.58   $   0.87   $   1.00
Accumulation unit value at end of period                            $   0.60   $   0.57   $   0.53   $   0.39   $   0.58   $   0.87
Number of accumulation units outstanding at end of period
(000 omitted)                                                             89         93         97        113        113         12

AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (5/30/2000)
Accumulation unit value at beginning of period                      $   0.69   $   0.66   $   0.53   $   0.77   $   0.89   $   1.00
Accumulation unit value at end of period                            $   0.72   $   0.69   $   0.66   $   0.53   $   0.77   $   0.89
Number of accumulation units outstanding at end of period
(000 omitted)                                                            425        465        459        637        761         56

*AIM V. I. PREMIER EQUITY FUND, SERIES I SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES I SHARES ON APRIL 28, 2006.

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (5/21/2002)
Accumulation unit value at beginning of period                      $   1.00   $   0.96   $   0.78   $   1.00         --         --
Accumulation unit value at end of period                            $   1.05   $   1.00   $   0.96   $   0.78         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             23         23         21          3         --         --

*AIM V. I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (5/30/2000)
Accumulation unit value at beginning of period                      $   0.44   $   0.42   $   0.30   $   0.51   $   0.69   $   1.00
Accumulation unit value at end of period                            $   0.45   $   0.44   $   0.42   $   0.30   $   0.51   $   0.69
Number of accumulation units outstanding at end of period
(000 omitted)                                                            552        588        655        372        364         44

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (5/30/2000)
Accumulation unit value at beginning of period                      $   1.07   $   0.97   $   0.74   $   0.97   $   0.97   $   1.00
Accumulation unit value at end of period                            $   1.11   $   1.07   $   0.97   $   0.74   $   0.97   $   0.97
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,471      1,573      1,510      1,341        640         31

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (5/30/2000)
Accumulation unit value at beginning of period                      $   0.59   $   0.55   $   0.45   $   0.65   $   0.80   $   1.00
Accumulation unit value at end of period                            $   0.67   $   0.59   $   0.55   $   0.45   $   0.65   $   0.80
Number of accumulation units outstanding at end of period
(000 omitted)                                                            882        881        893      1,003        741         47

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (5/21/2002)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                      $   1.15   $   1.07   $   0.91   $   1.00         --         --
Accumulation unit value at end of period                            $   1.18   $   1.15   $   1.07   $   0.91         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             66         29         38          9         --         --

EVERGREEN VA BALANCED FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.20   $   1.14   $   1.00   $   1.00         --         --
Accumulation unit value at end of period                            $   1.25   $   1.20   $   1.14   $   1.00         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             48         40         30         10         --         --

6 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.00% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
EVERGREEN VA CORE BOND FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.10   $   1.07   $   1.04   $   1.00         --         --
Accumulation unit value at end of period                            $   1.11   $   1.10   $   1.07   $   1.04         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            927        861        792        241         --         --

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 1 (5/30/2000)
Accumulation unit value at beginning of period                      $   1.06   $   0.98   $   0.76   $   0.91   $   1.04   $   1.00
Accumulation unit value at end of period                            $   1.14   $   1.06   $   0.98   $   0.76   $   0.91   $   1.04
Number of accumulation units outstanding at end of period
(000 omitted)                                                             85        109         78         92         83         25

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (8/30/2002)
Accumulation unit value at beginning of period                      $   1.33   $   1.23   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.43   $   1.33   $   1.23   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            567        267        152          3         --         --

EVERGREEN VA GROWTH FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.52   $   1.35   $   0.99   $   1.00         --         --
Accumulation unit value at end of period                            $   1.60   $   1.52   $   1.35   $   0.99         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            109         74         36          8         --         --

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.30   $   1.21   $   1.04   $   1.00         --         --
Accumulation unit value at end of period                            $   1.30   $   1.30   $   1.21   $   1.04         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            297        327        252         95         --         --

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 1 (12/8/2003)
Accumulation unit value at beginning of period                      $   1.23   $   1.05   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.42   $   1.23   $   1.05         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            142        109         57         --         --         --

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.42   $   1.21   $   0.93   $   1.00         --         --
Accumulation unit value at end of period                            $   1.63   $   1.42   $   1.21   $   0.93         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            333        336        225         31         --         --

EVERGREEN VA OMEGA FUND - CLASS 1 (5/30/2000)
Accumulation unit value at beginning of period                      $   0.75   $   0.71   $   0.51   $   0.69   $   0.82   $   1.00
Accumulation unit value at end of period                            $   0.77   $   0.75   $   0.71   $   0.51   $   0.69   $   0.82
Number of accumulation units outstanding at end of period
(000 omitted)                                                            264        332        414        338        422         97

EVERGREEN VA OMEGA FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.41   $   1.33   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.45   $   1.41   $   1.33   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            480        368        237         86         --         --

EVERGREEN VA SPECIAL VALUES FUND - CLASS 1 (5/30/2000)
Accumulation unit value at beginning of period                      $   1.81   $   1.52   $   1.19   $   1.37   $   1.17   $   1.00
Accumulation unit value at end of period                            $   1.99   $   1.81   $   1.52   $   1.19   $   1.37   $   1.17
Number of accumulation units outstanding at end of period
(000 omitted)                                                            362        382        371        346         69         10

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.45   $   1.22   $   0.95   $   1.00         --         --
Accumulation unit value at end of period                            $   1.59   $   1.45   $   1.22   $   0.95         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            696        581        380         75         --         --

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 1 (5/30/2000)
Accumulation unit value at beginning of period                      $   1.55   $   1.45   $   1.25   $   1.09   $   1.04   $   1.00
Accumulation unit value at end of period                            $   1.53   $   1.55   $   1.45   $   1.25   $   1.09   $   1.04
Number of accumulation units outstanding at end of period
(000 omitted)                                                            292        281        274        103         79         --

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.34   $   1.25   $   1.08   $   1.00         --         --
Accumulation unit value at end of period                            $   1.31   $   1.34   $   1.25   $   1.08         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            487        470        285         --         --         --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                      $   1.10   $   0.96   $   0.76   $   0.85   $   0.97   $   1.00
Accumulation unit value at end of period                            $   1.27   $   1.10   $   0.96   $   0.76   $   0.85   $   0.97
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,030        993        957        633        232          4

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 7

VARIABLE ACCOUNT CHARGES OF 1.00% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                      $   1.25   $   1.10   $   0.86   $   1.00         --         --
Accumulation unit value at end of period                            $   1.44   $   1.25   $   1.10   $   0.86         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,013      1,844      1,212        209         --         --

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                      $   1.00   $   0.98   $   0.75   $   1.00         --         --
Accumulation unit value at end of period                            $   1.05   $   1.00   $   0.98   $   0.75         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            135        139        127         18         --         --

FIDELITY(R) VIP HIGH INCOME PORTFOLIO SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                      $   1.01   $   0.93   $   0.74   $   0.72   $   0.83   $   1.00
Accumulation unit value at end of period                            $   1.02   $   1.01   $   0.93   $   0.74   $   0.72   $   0.83
Number of accumulation units outstanding at end of period
(000 omitted)                                                            219        215        204        114        104          4

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                      $   1.75   $   1.41   $   1.03   $   1.16   $   1.21   $   1.00
Accumulation unit value at end of period                            $   2.04   $   1.75   $   1.41   $   1.03   $   1.16   $   1.21
Number of accumulation units outstanding at end of period
(000 omitted)                                                            667        728        693        699        468         23

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                      $   1.43   $   1.16   $   0.85   $   1.00         --         --
Accumulation unit value at end of period                            $   1.68   $   1.43   $   1.16   $   0.85         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            769        737        543         94         --         --

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                      $   1.20   $   1.07   $   0.75   $   1.00         --         --
Accumulation unit value at end of period                            $   1.41   $   1.20   $   1.07   $   0.75         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            108         64         53         23         --         --

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                      $   1.64   $   1.26   $   0.93   $   1.00         --         --
Accumulation unit value at end of period                            $   1.84   $   1.64   $   1.26   $   0.93         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            125         99         68         14         --         --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                      $   1.28   $   1.05   $   0.80   $   1.00         --         --
Accumulation unit value at end of period                            $   1.38   $   1.28   $   1.05   $   0.80         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            315        231        169         24         --         --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (5/30/2000)
Accumulation unit value at beginning of period                      $   0.80   $   0.72   $   0.53   $   0.75   $   0.90   $   1.00
Accumulation unit value at end of period                            $   0.83   $   0.80   $   0.72   $   0.53   $   0.75   $   0.90
Number of accumulation units outstanding at end of period
(000 omitted)                                                            916        978        712        656        312         52

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (5/30/2000)
Accumulation unit value at beginning of period                      $   1.40   $   1.25   $   1.01   $   1.16   $   1.09   $   1.00
Accumulation unit value at end of period                            $   1.53   $   1.40   $   1.25   $   1.01   $   1.16   $   1.09
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,555      3,640      2,566        753         61         21

FTVIPT TEMPLETON DEVELOPING MARKETS SECURITIES FUND - CLASS 2 (5/30/2000)
Accumulation unit value at beginning of period                      $   1.47   $   1.19   $   0.79   $   0.80   $   0.87   $   1.00
Accumulation unit value at end of period                            $   1.85   $   1.47   $   1.19   $   0.79   $   0.80   $   0.87
Number of accumulation units outstanding at end of period
(000 omitted)                                                             10          6         --          9          9         --

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (5/30/2000)
Accumulation unit value at beginning of period                      $   1.05   $   0.89   $   0.68   $   0.85   $   1.02   $   1.00
Accumulation unit value at end of period                            $   1.14   $   1.05   $   0.89   $   0.68   $   0.85   $   1.02
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,113      1,058        734        513        324         22

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                      $   0.66   $   0.61   $   0.50   $   0.71   $   0.95   $   1.00
Accumulation unit value at end of period                            $   0.68   $   0.66   $   0.61   $   0.50   $   0.71   $   0.95
Number of accumulation units outstanding at end of period
(000 omitted)                                                            500        482        515        421        326          3

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                      $   0.89   $   0.84   $   0.64   $   0.95   $   1.01   $   1.00
Accumulation unit value at end of period                            $   0.92   $   0.89   $   0.84   $   0.64   $   0.95   $   1.01
Number of accumulation units outstanding at end of period
(000 omitted)                                                            474        495        388        165        115         27

8 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.00% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                      $   1.31   $   1.19   $   1.04   $   1.10   $   1.12   $   1.00
Accumulation unit value at end of period                            $   1.33   $   1.31   $   1.19   $   1.04   $   1.10   $   1.12
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,188      2,934      2,457      1,585        792         45

MFS(R) UTILITIES SERIES - SERVICE CLASS (5/21/2002)
Accumulation unit value at beginning of period                      $   1.51   $   1.17   $   0.87   $   1.00         --         --
Accumulation unit value at end of period                            $   1.74   $   1.51   $   1.17   $   0.87         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             98         53         40         --         --         --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.07   $   1.01   $   0.78   $   1.00         --         --
Accumulation unit value at end of period                            $   1.11   $   1.07   $   1.01   $   0.78         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            399        377        130          9         --         --

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.28   $   1.09   $   0.77   $   1.00         --         --
Accumulation unit value at end of period                            $   1.44   $   1.28   $   1.09   $   0.77         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            391        303        154         25         --         --

OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.27   $   1.18   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.28   $   1.27   $   1.18   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            397        349        301         18         --         --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.34   $   1.13   $   0.79   $   1.00         --         --
Accumulation unit value at end of period                            $   1.45   $   1.34   $   1.13   $   0.79         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            220        170        121         33         --         --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.29   $   1.20   $   1.04   $   1.00         --         --
Accumulation unit value at end of period                            $   1.31   $   1.29   $   1.20   $   1.04         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,586      1,442        995         38         --         --

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (5/30/2000)
Accumulation unit value at beginning of period                      $   1.10   $   1.00   $   0.79   $   0.99   $   1.07   $   1.00
Accumulation unit value at end of period                            $   1.15   $   1.10   $   1.00   $   0.79   $   0.99   $   1.07
Number of accumulation units outstanding at end of period
(000 omitted)                                                            383        455        530        379        287         --

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.21   $   1.14   $   0.98   $   1.00         --         --
Accumulation unit value at end of period                            $   1.36   $   1.21   $   1.14   $   0.98         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             28         22         20         --         --         --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.17   $   1.01   $   0.80   $   1.00         --         --
Accumulation unit value at end of period                            $   1.29   $   1.17   $   1.01   $   0.80         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            350        360        178         33         --         --

PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES FUND - CLASS IB SHARES (5/30/2000)
Accumulation unit value at beginning of period                      $   0.68   $   0.60   $   0.46   $   0.53   $   0.76   $   1.00
Accumulation unit value at end of period                            $   0.79   $   0.68   $   0.60   $   0.46   $   0.53   $   0.76
Number of accumulation units outstanding at end of period
(000 omitted)                                                            250        217        209        232        199         63

PUTNAM VT RESEARCH FUND - CLASS IB SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.07   $   1.00   $   0.81   $   1.00         --         --
Accumulation unit value at end of period                            $   1.11   $   1.07   $   1.00   $   0.81         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              3          6          4          1         --         --

PUTNAM VT VISTA FUND - CLASS IB SHARES (5/30/2000)
Accumulation unit value at beginning of period                      $   0.64   $   0.55   $   0.42   $   0.60   $   0.92   $   1.00
Accumulation unit value at end of period                            $   0.71   $   0.64   $   0.55   $   0.42   $   0.60   $   0.92
Number of accumulation units outstanding at end of period
(000 omitted)                                                            280        279        233        163        265         35

RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (5/30/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period                      $   0.97   $   0.89   $   0.75   $   0.87   $   0.98   $   1.00
Accumulation unit value at end of period                            $   0.99   $   0.97   $   0.89   $   0.75   $   0.87   $   0.98
Number of accumulation units outstanding at end of period
(000 omitted)                                                             73         48         49         39        116         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 9

VARIABLE ACCOUNT CHARGES OF 1.00% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (5/30/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                      $   1.05   $   1.05   $   1.06   $   1.06   $   1.03   $   1.00
Accumulation unit value at end of period                            $   1.07   $   1.05   $   1.05   $   1.06   $   1.06   $   1.03
Number of accumulation units outstanding at end of period
(000 omitted)                                                            695        691        813        697        554         53

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (5/21/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                      $   1.11   $   1.08   $   1.04   $   1.00         --         --
Accumulation unit value at end of period                            $   1.13   $   1.11   $   1.08   $   1.04         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,133      1,115        572         63         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (5/21/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME
FUND)
Accumulation unit value at beginning of period                      $   1.28   $   1.10   $   0.78   $   1.00         --         --
Accumulation unit value at end of period                            $   1.44   $   1.28   $   1.10   $   0.78         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            326        294        140         26         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (5/21/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                      $   1.05   $   0.98   $   0.81   $   1.00         --         --
Accumulation unit value at end of period                            $   1.13   $   1.05   $   0.98   $   0.81         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             24         28         24         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (8/30/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                      $   1.33   $   1.24   $   1.02   $   1.00         --         --
Accumulation unit value at end of period                            $   1.46   $   1.33   $   1.24   $   1.02         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              1          1          1         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (5/30/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                      $   0.74   $   0.72   $   0.59   $   0.76   $   0.92   $   1.00
Accumulation unit value at end of period                            $   0.74   $   0.74   $   0.72   $   0.59   $   0.76   $   0.92
Number of accumulation units outstanding at end of period
(000 omitted)                                                            486        482        301         95         20         --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (5/30/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                      $   0.85   $   0.78   $   0.61   $   0.80   $   0.92   $   1.00
Accumulation unit value at end of period                            $   0.88   $   0.85   $   0.78   $   0.61   $   0.80   $   0.92
Number of accumulation units outstanding at end of period
(000 omitted)                                                            799        771        748        360        112          7

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (5/30/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                      $   1.17   $   1.17   $   1.17   $   1.11   $   1.06   $   1.00
Accumulation unit value at end of period                            $   1.18   $   1.17   $   1.17   $   1.17   $   1.11   $   1.06
Number of accumulation units outstanding at end of period
(000 omitted)                                                            873        916        849        645         30         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (5/30/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                      $   1.36   $   1.16   $   0.79   $   0.96   $   1.04   $   1.00
Accumulation unit value at end of period                            $   1.41   $   1.36   $   1.16   $   0.79   $   0.96   $   1.04
Number of accumulation units outstanding at end of period
(000 omitted)                                                             23         26         15         14          2          2

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (5/21/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                      $   1.28   $   1.08   $   0.79   $   1.00         --         --
Accumulation unit value at end of period                            $   1.34   $   1.28   $   1.08   $   0.79         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             77         86         54         21         --         --

STI CLASSIC VARIABLE TRUST CAPITAL APPRECIATION FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.28   $   1.21   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.25   $   1.28   $   1.21         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              5          5         14         --         --         --

10 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.00% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
STI CLASSIC VARIABLE TRUST INTERNATIONAL EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.69   $   1.43   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.89   $   1.69   $   1.43         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              3          1          1         --         --         --

STI CLASSIC VARIABLE TRUST INVESTMENT GRADE BOND FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.05   $   1.01   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.06   $   1.05   $   1.01         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             12         13         13         --         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP RELATIVE VALUE FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST GROWTH AND INCOME FUND)
Accumulation unit value at beginning of period                      $   1.46   $   1.29   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.57   $   1.46   $   1.29         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             40         43         26         --         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP VALUE EQUITY FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST VALUE INCOME STOCK FUND)
Accumulation unit value at beginning of period                      $   1.44   $   1.26   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.48   $   1.44   $   1.26         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             10          8          8         --         --         --

STI CLASSIC VARIABLE TRUST MID-CAP EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.52   $   1.32   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.72   $   1.52   $   1.32         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              9         24          8         --         --         --

STI CLASSIC VARIABLE TRUST SMALL CAP VALUE EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.73   $   1.41   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.92   $   1.73   $   1.41         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             15         10         10         --         --         --

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.48   $   1.27   $   0.98   $   1.00         --         --
Accumulation unit value at end of period                            $   1.52   $   1.48   $   1.27   $   0.98         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            144        139         57          1         --         --

VAN KAMPEN LIFE INVESTMENT TRUST GROWTH AND INCOME PORTFOLIO CLASS II SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.38   $   1.22   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.49   $   1.38   $   1.22   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            325        275         74          2         --         --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS I SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.77   $   1.31   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   2.05   $   1.77   $   1.31   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             45         22         18         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 11

VARIABLE ACCOUNT CHARGES OF 1.10% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.10   $   1.00   $   0.76   $   1.00         --         --
Accumulation unit value at end of period                            $   1.14   $   1.10   $   1.00   $   0.76         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,260      4,314      3,443        711         --         --

AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (5/30/2000)
Accumulation unit value at beginning of period                      $   0.69   $   0.65   $   0.51   $   0.68   $   0.90   $   1.00
Accumulation unit value at end of period                            $   0.74   $   0.69   $   0.65   $   0.51   $   0.68   $   0.90
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,735      2,151      2,361      2,237      1,995        160

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.30   $   1.23   $   0.97   $   1.00         --         --
Accumulation unit value at end of period                            $   1.39   $   1.30   $   1.23   $   0.97         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            148        150         97         26         --         --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.14   $   1.00   $   0.75   $   1.00         --         --
Accumulation unit value at end of period                            $   1.23   $   1.14   $   1.00   $   0.75         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            539        551        352         --         --         --

AIM V.I. DEMOGRAPHIC TRENDS FUND, SERIES I SHARES (5/30/2000)
Accumulation unit value at beginning of period                      $   0.57   $   0.53   $   0.39   $   0.58   $   0.87   $   1.00
Accumulation unit value at end of period                            $   0.60   $   0.57   $   0.53   $   0.39   $   0.58   $   0.87
Number of accumulation units outstanding at end of period
(000 omitted)                                                            571        600        657        701        679        143

AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (5/30/2000)
Accumulation unit value at beginning of period                      $   0.69   $   0.66   $   0.53   $   0.77   $   0.89   $   1.00
Accumulation unit value at end of period                            $   0.72   $   0.69   $   0.66   $   0.53   $   0.77   $   0.89
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,753      3,276      3,942      4,076      3,524        321

*AIM V. I. PREMIER EQUITY FUND, SERIES I SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES I SHARES ON APRIL 28, 2006.

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (5/21/2002)
Accumulation unit value at beginning of period                      $   1.00   $   0.96   $   0.78   $   1.00         --         --
Accumulation unit value at end of period                            $   1.04   $   1.00   $   0.96   $   0.78         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            114        124         75         30         --         --

*AIM V. I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (5/30/2000)
Accumulation unit value at beginning of period                      $   0.44   $   0.42   $   0.29   $   0.51   $   0.69   $   1.00
Accumulation unit value at end of period                            $   0.45   $   0.44   $   0.42   $   0.29   $   0.51   $   0.69
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,154      2,520      2,760      1,530      1,387        216

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (5/30/2000)
Accumulation unit value at beginning of period                      $   1.07   $   0.97   $   0.74   $   0.96   $   0.97   $   1.00
Accumulation unit value at end of period                            $   1.10   $   1.07   $   0.97   $   0.74   $   0.96   $   0.97
Number of accumulation units outstanding at end of period
(000 omitted)                                                          8,905      9,205      9,217      8,241      3,601         65

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (5/30/2000)
Accumulation unit value at beginning of period                      $   0.58   $   0.55   $   0.45   $   0.65   $   0.80   $   1.00
Accumulation unit value at end of period                            $   0.66   $   0.58   $   0.55   $   0.45   $   0.65   $   0.80
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,232      4,505      4,990      4,459      3,531        438

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (5/21/2002)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                      $   1.15   $   1.06   $   0.91   $   1.00         --         --
Accumulation unit value at end of period                            $   1.17   $   1.15   $   1.06   $   0.91         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            469        424        284         41         --         --

EVERGREEN VA BALANCED FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.20   $   1.14   $   1.00   $   1.00         --         --
Accumulation unit value at end of period                            $   1.24   $   1.20   $   1.14   $   1.00         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            251        315        259        132         --         --

EVERGREEN VA CORE BOND FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.09   $   1.06   $   1.04   $   1.00         --         --
Accumulation unit value at end of period                            $   1.10   $   1.09   $   1.06   $   1.04         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,419      3,566      2,882        892         --         --

12 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.10% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 1 (5/30/2000)
Accumulation unit value at beginning of period                      $   1.05   $   0.98   $   0.76   $   0.91   $   1.04   $   1.00
Accumulation unit value at end of period                            $   1.14   $   1.05   $   0.98   $   0.76   $   0.91   $   1.04
Number of accumulation units outstanding at end of period
(000 omitted)                                                            679        408        271        297        153         18

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (8/30/2002)
Accumulation unit value at beginning of period                      $   1.33   $   1.23   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.43   $   1.33   $   1.23   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,926      1,803      1,600         35         --         --

EVERGREEN VA GROWTH FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.52   $   1.35   $   0.99   $   1.00         --         --
Accumulation unit value at end of period                            $   1.60   $   1.52   $   1.35   $   0.99         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,059        819        723        173         --         --

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.30   $   1.21   $   1.04   $   1.00         --         --
Accumulation unit value at end of period                            $   1.30   $   1.30   $   1.21   $   1.04         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,584      1,819      1,612        202         --         --

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 1 (12/8/2003)
Accumulation unit value at beginning of period                      $   1.23   $   1.05   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.41   $   1.23   $   1.05         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            759        526        478         --         --         --

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.42   $   1.21   $   0.93   $   1.00         --         --
Accumulation unit value at end of period                            $   1.62   $   1.42   $   1.21   $   0.93         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,146      2,277      2,026        213         --         --

EVERGREEN VA OMEGA FUND - CLASS 1 (5/30/2000)
Accumulation unit value at beginning of period                      $   0.75   $   0.70   $   0.51   $   0.69   $   0.82   $   1.00
Accumulation unit value at end of period                            $   0.77   $   0.75   $   0.70   $   0.51   $   0.69   $   0.82
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,982      2,283      2,326      2,140      1,855        280

EVERGREEN VA OMEGA FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.41   $   1.33   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.44   $   1.41   $   1.33   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,135      2,300      1,894        351         --         --

EVERGREEN VA SPECIAL VALUES FUND - CLASS 1 (5/30/2000)
Accumulation unit value at beginning of period                      $   1.80   $   1.52   $   1.18   $   1.37   $   1.17   $   1.00
Accumulation unit value at end of period                            $   1.98   $   1.80   $   1.52   $   1.18   $   1.37   $   1.17
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,067      2,101      2,071      1,930        481         33

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.45   $   1.22   $   0.95   $   1.00         --         --
Accumulation unit value at end of period                            $   1.58   $   1.45   $   1.22   $   0.95         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,457      2,527      1,817        482         --         --

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 1 (5/30/2000)
Accumulation unit value at beginning of period                      $   1.55   $   1.44   $   1.25   $   1.09   $   1.04   $   1.00
Accumulation unit value at end of period                            $   1.52   $   1.55   $   1.44   $   1.25   $   1.09   $   1.04
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,720      1,543      1,496      1,118      1,187          8

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.34   $   1.25   $   1.08   $   1.00         --         --
Accumulation unit value at end of period                            $   1.31   $   1.34   $   1.25   $   1.08         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,010      2,081      1,184        137         --         --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                      $   1.10   $   0.96   $   0.76   $   0.84   $   0.97   $   1.00
Accumulation unit value at end of period                            $   1.27   $   1.10   $   0.96   $   0.76   $   0.84   $   0.97
Number of accumulation units outstanding at end of period
(000 omitted)                                                          6,143      6,012      5,522      4,717      2,028        189

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                      $   1.25   $   1.09   $   0.86   $   1.00         --         --
Accumulation unit value at end of period                            $   1.44   $   1.25   $   1.09   $   0.86         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          9,289      9,448      6,450        740         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 13

VARIABLE ACCOUNT CHARGES OF 1.10% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                      $   1.00   $   0.98   $   0.75   $   1.00         --         --
Accumulation unit value at end of period                            $   1.04   $   1.00   $   0.98   $   0.75         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,173      1,153        947        108         --         --

FIDELITY(R) VIP HIGH INCOME PORTFOLIO SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                      $   1.00   $   0.92   $   0.74   $   0.72   $   0.82   $   1.00
Accumulation unit value at end of period                            $   1.02   $   1.00   $   0.92   $   0.74   $   0.72   $   0.82
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,115      1,549      1,592      1,089        793         27

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                      $   1.74   $   1.41   $   1.03   $   1.15   $   1.21   $   1.00
Accumulation unit value at end of period                            $   2.03   $   1.74   $   1.41   $   1.03   $   1.15   $   1.21
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,999      4,304      4,411      4,180      2,134        134

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                      $   1.43   $   1.16   $   0.85   $   1.00         --         --
Accumulation unit value at end of period                            $   1.67   $   1.43   $   1.16   $   0.85         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          5,058      5,311      4,116        773         --         --

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                      $   1.19   $   1.07   $   0.75   $   1.00         --         --
Accumulation unit value at end of period                            $   1.40   $   1.19   $   1.07   $   0.75         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            312        267        147         20         --         --

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                      $   1.63   $   1.25   $   0.93   $   1.00         --         --
Accumulation unit value at end of period                            $   1.83   $   1.63   $   1.25   $   0.93         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            436        501        490         35         --         --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                      $   1.28   $   1.04   $   0.80   $   1.00         --         --
Accumulation unit value at end of period                            $   1.38   $   1.28   $   1.04   $   0.80         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,645      1,681      1,294        127         --         --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (5/30/2000)
Accumulation unit value at beginning of period                      $   0.80   $   0.72   $   0.53   $   0.75   $   0.90   $   1.00
Accumulation unit value at end of period                            $   0.82   $   0.80   $   0.72   $   0.53   $   0.75   $   0.90
Number of accumulation units outstanding at end of period
(000 omitted)                                                          5,648      5,959      5,563      4,074      2,165        202

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (5/30/2000)
Accumulation unit value at beginning of period                      $   1.39   $   1.25   $   1.01   $   1.16   $   1.09   $   1.00
Accumulation unit value at end of period                            $   1.52   $   1.39   $   1.25   $   1.01   $   1.16   $   1.09
Number of accumulation units outstanding at end of period
(000 omitted)                                                         15,625     16,295     13,976      5,681      1,321          7

FTVIPT TEMPLETON DEVELOPING MARKETS SECURITIES FUND - CLASS 2 (5/30/2000)
Accumulation unit value at beginning of period                      $   1.46   $   1.19   $   0.78   $   0.79   $   0.87   $   1.00
Accumulation unit value at end of period                            $   1.84   $   1.46   $   1.19   $   0.78   $   0.79   $   0.87
Number of accumulation units outstanding at end of period
(000 omitted)                                                            326        284        123         94         41          2

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (5/30/2000)
Accumulation unit value at beginning of period                      $   1.04   $   0.89   $   0.68   $   0.85   $   1.02   $   1.00
Accumulation unit value at end of period                            $   1.14   $   1.04   $   0.89   $   0.68   $   0.85   $   1.02
Number of accumulation units outstanding at end of period
(000 omitted)                                                          5,619      5,752      4,506      2,059        887         --

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                      $   0.66   $   0.61   $   0.50   $   0.70   $   0.95   $   1.00
Accumulation unit value at end of period                            $   0.68   $   0.66   $   0.61   $   0.50   $   0.70   $   0.95
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,785      3,563      3,620      3,137      2,288         71

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                      $   0.88   $   0.84   $   0.64   $   0.95   $   1.01   $   1.00
Accumulation unit value at end of period                            $   0.92   $   0.88   $   0.84   $   0.64   $   0.95   $   1.01
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,655      1,701      1,414        569        317          7

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                      $   1.30   $   1.18   $   1.03   $   1.10   $   1.12   $   1.00
Accumulation unit value at end of period                            $   1.32   $   1.30   $   1.18   $   1.03   $   1.10   $   1.12
Number of accumulation units outstanding at end of period
(000 omitted)                                                         15,007     15,297     13,127      7,687      3,440         86

14 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.10% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - SERVICE CLASS (5/21/2002)
Accumulation unit value at beginning of period                      $   1.51   $   1.17   $   0.87   $   1.00         --         --
Accumulation unit value at end of period                            $   1.74   $   1.51   $   1.17   $   0.87         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            485        495        284         23         --         --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.07   $   1.01   $   0.78   $   1.00         --         --
Accumulation unit value at end of period                            $   1.11   $   1.07   $   1.01   $   0.78         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,346      2,277      1,433        141         --         --

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.27   $   1.08   $   0.77   $   1.00         --         --
Accumulation unit value at end of period                            $   1.44   $   1.27   $   1.08   $   0.77         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,086      1,182        786        123         --         --

OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.26   $   1.18   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.28   $   1.26   $   1.18   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,086      1,075        922        136         --         --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.34   $   1.13   $   0.79   $   1.00         --         --
Accumulation unit value at end of period                            $   1.45   $   1.34   $   1.13   $   0.79         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,280      1,417      1,150        199         --         --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.29   $   1.20   $   1.04   $   1.00         --         --
Accumulation unit value at end of period                            $   1.30   $   1.29   $   1.20   $   1.04         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,793      3,633      2,551        161         --         --

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (5/30/2000)
Accumulation unit value at beginning of period                      $   1.10   $   1.00   $   0.79   $   0.99   $   1.07   $   1.00
Accumulation unit value at end of period                            $   1.14   $   1.10   $   1.00   $   0.79   $   0.99   $   1.07
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,381      2,608      2,620      1,991      1,166         31

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.21   $   1.14   $   0.98   $   1.00         --         --
Accumulation unit value at end of period                            $   1.35   $   1.21   $   1.14   $   0.98         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            400        428        307         31         --         --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.16   $   1.01   $   0.80   $   1.00         --         --
Accumulation unit value at end of period                            $   1.29   $   1.16   $   1.01   $   0.80         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,017      2,126      1,817        436         --         --

PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES FUND - CLASS IB SHARES (5/30/2000)
Accumulation unit value at beginning of period                      $   0.67   $   0.60   $   0.46   $   0.53   $   0.76   $   1.00
Accumulation unit value at end of period                            $   0.79   $   0.67   $   0.60   $   0.46   $   0.53   $   0.76
Number of accumulation units outstanding at end of period
(000 omitted)                                                            814        878        927        895      1,015         86

PUTNAM VT RESEARCH FUND - CLASS IB SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.06   $   1.00   $   0.81   $   1.00         --         --
Accumulation unit value at end of period                            $   1.11   $   1.06   $   1.00   $   0.81         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            147        146        147         57         --         --
PUTNAM VT VISTA FUND - CLASS IB SHARES (5/30/2000)
Accumulation unit value at beginning of period                      $   0.64   $   0.55   $   0.41   $   0.60   $   0.92   $   1.00
Accumulation unit value at end of period                            $   0.71   $   0.64   $   0.55   $   0.41   $   0.60   $   0.92
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,945      2,276      2,615      2,476      2,325        216

RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (5/30/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period                      $   0.96   $   0.89   $   0.75   $   0.87   $   0.98   $   1.00
Accumulation unit value at end of period                            $   0.99   $   0.96   $   0.89   $   0.75   $   0.87   $   0.98
Number of accumulation units outstanding at end of period
(000 omitted)                                                            607        710        872        906        682         40

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 15

VARIABLE ACCOUNT CHARGES OF 1.10% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (5/30/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                      $   1.00   $   1.01   $   1.01   $   1.01   $   1.00   $   1.00
Accumulation unit value at end of period                            $   1.02   $   1.00   $   1.01   $   1.01   $   1.01   $   1.00
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,618      2,964      3,701      2,933      2,828         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (5/21/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                      $   1.11   $   1.08   $   1.04   $   1.00         --         --
Accumulation unit value at end of period                            $   1.12   $   1.11   $   1.08   $   1.04         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,290      3,256      2,381        215         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (5/21/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME
FUND)
Accumulation unit value at beginning of period                      $   1.28   $   1.09   $   0.78   $   1.00         --         --
Accumulation unit value at end of period                            $   1.44   $   1.28   $   1.09   $   0.78         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,713      1,639      1,367        187         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (5/21/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                      $   1.05   $   0.98   $   0.81   $   1.00         --         --
Accumulation unit value at end of period                            $   1.12   $   1.05   $   0.98   $   0.81         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             48         58         67          9         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (8/30/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                      $   1.33   $   1.23   $   1.02   $   1.00         --         --
Accumulation unit value at end of period                            $   1.45   $   1.33   $   1.23   $   1.02         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             44         46         27          9         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (5/30/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                      $   0.74   $   0.72   $   0.59   $   0.76   $   0.92   $   1.00
Accumulation unit value at end of period                            $   0.74   $   0.74   $   0.72   $   0.59   $   0.76   $   0.92
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,156      3,126      2,693        704         81         --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (5/30/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                      $   0.85   $   0.78   $   0.61   $   0.80   $   0.92   $   1.00
Accumulation unit value at end of period                            $   0.87   $   0.85   $   0.78   $   0.61   $   0.80   $   0.92
Number of accumulation units outstanding at end of period
(000 omitted)                                                          5,214      5,633      5,260      3,995      1,567          2

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (5/30/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                      $   1.16   $   1.16   $   1.16   $   1.10   $   1.05   $   1.00
Accumulation unit value at end of period                            $   1.16   $   1.16   $   1.16   $   1.16   $   1.10   $   1.05
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,579      4,914      5,238      5,336      2,495         25

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (5/30/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                      $   1.35   $   1.15   $   0.79   $   0.96   $   1.04   $   1.00
Accumulation unit value at end of period                            $   1.40   $   1.35   $   1.15   $   0.79   $   0.96   $   1.04
Number of accumulation units outstanding at end of period
(000 omitted)                                                            348        340        363        191         63         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (5/21/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                      $   1.28   $   1.07   $   0.79   $   1.00         --         --
Accumulation unit value at end of period                            $   1.33   $   1.28   $   1.07   $   0.79         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            534        638        535         67         --         --

STI CLASSIC VARIABLE TRUST CAPITAL APPRECIATION FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.27   $   1.21   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.25   $   1.27   $   1.21         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             11         11         30         --         --         --

16 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.10% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
STI CLASSIC VARIABLE TRUST INTERNATIONAL EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.69   $   1.43   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.89   $   1.69   $   1.43         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              8          8          7         --         --         --

STI CLASSIC VARIABLE TRUST INVESTMENT GRADE BOND FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.05   $   1.02   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.06   $   1.05   $   1.02         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             25         34         37         --         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP RELATIVE VALUE FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST GROWTH AND INCOME FUND)
Accumulation unit value at beginning of period                      $   1.45   $   1.28   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.57   $   1.45   $   1.28         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             31         17         37         --         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP VALUE EQUITY FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST VALUE INCOME STOCK FUND)
Accumulation unit value at beginning of period                      $   1.44   $   1.27   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.48   $   1.44   $   1.27         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              5          5          5         --         --         --

STI CLASSIC VARIABLE TRUST MID-CAP EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.52   $   1.31   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.72   $   1.52   $   1.31         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              3          3          3         --         --         --

STI CLASSIC VARIABLE TRUST SMALL CAP VALUE EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.73   $   1.41   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.91   $   1.73   $   1.41         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             11         25         27         --         --         --

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.47   $   1.27   $   0.98   $   1.00         --         --
Accumulation unit value at end of period                            $   1.52   $   1.47   $   1.27   $   0.98         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,856      1,952      1,369        203         --         --

VAN KAMPEN LIFE INVESTMENT TRUST GROWTH AND INCOME PORTFOLIO CLASS II SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.37   $   1.22   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.49   $   1.37   $   1.22   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,039      1,057        734         43         --         --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS I SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.76   $   1.31   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   2.04   $   1.76   $   1.31   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            266        216        178         57         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 17

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                              2005      2004      2003      2002      2001      2000      1999
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                 $   1.08  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.12  $   1.08        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,109       610        --        --        --        --        --

AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (11/11/1999)
Accumulation unit value at beginning of period                 $   0.85  $   0.81  $   0.63  $   0.84  $   1.11  $   1.26  $   1.00
Accumulation unit value at end of period                       $   0.92  $   0.85  $   0.81  $   0.63  $   0.84  $   1.11  $   1.26
Number of accumulation units outstanding at end of period
(000 omitted)                                                       129       140       150       131        78        29        --

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                 $   1.07  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.15  $   1.07        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                 $   1.11  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.20  $   1.11        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                 $   1.08  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.15  $   1.08        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       323       187        --        --        --        --        --

AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (11/11/1999)
Accumulation unit value at beginning of period                 $   0.72  $   0.69  $   0.56  $   0.81  $   0.94  $   1.11  $   1.00
Accumulation unit value at end of period                       $   0.75  $   0.72  $   0.69  $   0.56  $   0.81  $   0.94  $   1.11
Number of accumulation units outstanding at end of period
(000 omitted)                                                       372       408       405       422       274        --        --

*AIM V. I. PREMIER EQUITY FUND, SERIES I SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES I SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                 $   1.08  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.12  $   1.08        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                         4         4        --        --        --        --        --

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                 $   1.20  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.38  $   1.20        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     2,505       620        --        --        --        --        --

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (4/30/2004)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO
(CLASS B))
Accumulation unit value at beginning of period                 $   1.07  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.10  $   1.07        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        18        --        --        --        --        --        --

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                 $   1.06  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.06  $   1.06        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     5,789     1,416        --        --        --        --        --

AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                 $   1.12  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.25  $   1.12        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                 $   1.07  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.07  $   1.07        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,738       450        --        --        --        --        --

AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                 $   1.09  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.13  $   1.09        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                         2         2        --        --        --        --        --

18 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                              2005      2004      2003      2002      2001      2000      1999
-----------------------------------------------------------------------------------------------------------------------------------
COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                 $   1.17  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.22  $   1.17        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS A* (10/23/2000)
Accumulation unit value at beginning of period                 $   1.28  $   1.21  $   1.08  $   1.07  $   1.02  $   1.00        --
Accumulation unit value at end of period                       $   1.29  $   1.28  $   1.21  $   1.08  $   1.07  $   1.02        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        84        91        98       112        72        --        --

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS A MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON APRIL 28, 2006. ON MAY 1,
2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS A.

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                 $   1.05  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.06  $   1.05        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,137       404        --        --        --        --        --

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON APRIL 28, 2006. ON MAY 1,
2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B.

COLUMBIA LARGE CAP GROWTH FUND, VARIABLE SERIES, CLASS A (2/25/2005)
Accumulation unit value at beginning of period                 $   1.00        --        --        --        --        --        --
Accumulation unit value at end of period                       $   1.04        --        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       692        --        --        --        --        --        --

DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                 $   1.13  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.22  $   1.13        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                 $   1.03  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.06  $   1.03        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       864       204        --        --        --        --        --

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                 $   1.03  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.06  $   1.03        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        14        14        --        --        --        --        --

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                 $   1.14  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.26  $   1.14        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

EVERGREEN VA CORE BOND FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                 $   1.03  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.04  $   1.03        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     2,006       488        --        --        --        --        --

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                 $   1.09  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.18  $   1.09        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

EVERGREEN VA GROWTH FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                 $   1.12  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.18  $   1.12        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       502        10        --        --        --        --        --

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                 $   1.06  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.06  $   1.06        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,319       315        --        --        --        --        --

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                 $   1.15  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.32  $   1.15        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       652         5        --        --        --        --        --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 19

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                              2005      2004      2003      2002      2001      2000      1999
-----------------------------------------------------------------------------------------------------------------------------------
EVERGREEN VA OMEGA FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                 $   1.05  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.07  $   1.05        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,365       279        --        --        --        --        --

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                 $   1.15  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.25  $   1.15        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        33        18        --        --        --        --        --

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                 $   1.09  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.07  $   1.09        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,898       508        --        --        --        --        --

FIDELITY(R) VIP BALANCED PORTFOLIO SERVICE CLASS (11/11/1999)
Accumulation unit value at beginning of period                 $   1.02  $   0.98  $   0.84  $   0.93  $   0.96  $   1.02  $   1.00
Accumulation unit value at end of period                       $   1.07  $   1.02  $   0.98  $   0.84  $   0.93  $   0.96  $   1.02
Number of accumulation units outstanding at end of period
(000 omitted)                                                        50        55        65        68        59        --        --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                 $   1.11  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.28  $   1.11        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     5,857     1,194        --        --        --        --        --

FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO SERVICE CLASS (11/11/1999)
Accumulation unit value at beginning of period                 $   0.93  $   0.89  $   0.72  $   0.88  $   0.98  $   1.03  $   1.00
Accumulation unit value at end of period                       $   0.98  $   0.93  $   0.89  $   0.72  $   0.88  $   0.98  $   1.03
Number of accumulation units outstanding at end of period
(000 omitted)                                                       198       181       157       145        90         3        --

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS (11/11/1999)
Accumulation unit value at beginning of period                 $   0.77  $   0.75  $   0.57  $   0.83  $   1.02  $   1.16  $   1.00
Accumulation unit value at end of period                       $   0.80  $   0.77  $   0.75  $   0.57  $   0.83  $   1.02  $   1.16
Number of accumulation units outstanding at end of period
(000 omitted)                                                       117       108       191       159       152       129        --

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                 $   1.03  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.08  $   1.03        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                 $   1.04  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.04  $   1.04        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     2,391       560        --        --        --        --        --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS (11/11/1999)
Accumulation unit value at beginning of period                 $   2.35  $   1.90  $   1.39  $   1.56  $   1.63  $   1.24  $   1.00
Accumulation unit value at end of period                       $   2.74  $   2.35  $   1.90  $   1.39  $   1.56  $   1.63  $   1.24
Number of accumulation units outstanding at end of period
(000 omitted)                                                       226       250       268       298       202        11        --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                 $   1.22  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.42  $   1.22        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       715         1        --        --        --        --        --

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                 $   1.10  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.30  $   1.10        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,107       628        --        --        --        --        --

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                 $   1.13  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.13  $   1.13        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       374       300        --        --        --        --        --

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                 $   1.35  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.52  $   1.35        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        11         2        --        --        --        --        --

20 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                              2005      2004      2003      2002      2001      2000      1999
-----------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                 $   1.10  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.12  $   1.10        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        24         2        --        --        --        --        --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (11/11/1999)
Accumulation unit value at beginning of period                 $   2.08  $   1.70  $   1.30  $   1.45  $   1.29  $   1.04  $   1.00
Accumulation unit value at end of period                       $   2.24  $   2.08  $   1.70  $   1.30  $   1.45  $   1.29  $   1.04
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (11/11/1999)
Accumulation unit value at beginning of period                 $   1.07  $   0.97  $   0.71  $   1.01  $   1.21  $   1.43  $   1.00
Accumulation unit value at end of period                       $   1.11  $   1.07  $   0.97  $   0.71  $   1.01  $   1.21  $   1.43
Number of accumulation units outstanding at end of period
(000 omitted)                                                       465       481       495       546       261        21        --

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (11/11/1999)
Accumulation unit value at beginning of period                 $   1.47  $   1.32  $   1.07  $   1.22  $   1.16  $   1.03  $   1.00
Accumulation unit value at end of period                       $   1.61  $   1.47  $   1.32  $   1.07  $   1.22  $   1.16  $   1.03
Number of accumulation units outstanding at end of period
(000 omitted)                                                       655       587       281       285        63         5        --

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (11/11/1999)
Accumulation unit value at beginning of period                 $   1.11  $   0.95  $   0.73  $   0.90  $   1.09  $   1.13  $   1.00
Accumulation unit value at end of period                       $   1.21  $   1.11  $   0.95  $   0.73  $   0.90  $   1.09  $   1.13
Number of accumulation units outstanding at end of period
(000 omitted)                                                       122        97       102        89        29        12        --

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                 $   1.16  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.12  $   1.16        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     2,190       575        --        --        --        --        --

FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                 $   1.13  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.21  $   1.13        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       118        44        --        --        --        --        --

GOLDMAN SACHS VIT MID CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                 $   1.20  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.34  $   1.20        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,915       505        --        --        --        --        --

JANUS ASPEN SERIES GLOBAL TECHNOLOGY PORTFOLIO: SERVICE SHARES (10/23/2000)
Accumulation unit value at beginning of period                 $   0.38  $   0.38  $   0.26  $   0.45  $   0.72  $   1.00        --
Accumulation unit value at end of period                       $   0.42  $   0.38  $   0.38  $   0.26  $   0.45  $   0.72        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        82        84        88        89        27        --        --

JANUS ASPEN SERIES LARGE CAP GROWTH PORTFOLIO: SERVICE SHARES (10/23/2000)
Accumulation unit value at beginning of period                 $   0.62  $   0.61  $   0.47  $   0.64  $   0.87  $   1.00        --
Accumulation unit value at end of period                       $   0.64  $   0.62  $   0.61  $   0.47  $   0.64  $   0.87        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       148       194       221       283       239        --        --

JANUS ASPEN SERIES MID CAP GROWTH PORTFOLIO: SERVICE SHARES (10/23/2000)
Accumulation unit value at beginning of period                 $   0.51  $   0.43  $   0.32  $   0.46  $   0.76  $   1.00        --
Accumulation unit value at end of period                       $   0.57  $   0.51  $   0.43  $   0.32  $   0.46  $   0.76        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       327       331       345       312       188        --        --

COLUMBIA ASSET ALLOCATION FUND, VARIABLE SERIES, CLASS A (4/7/2003)
(PREVIOUSLY LIBERTY ASSET ALLOCATION FUND, VARIABLE SERIES, CLASS A)
Accumulation unit value at beginning of period                 $   1.31  $   1.20  $   1.00        --        --        --        --
Accumulation unit value at end of period                       $   1.38  $   1.31  $   1.20        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       135       142       222        --        --        --        --

COLUMBIA FEDERAL SECURITIES FUND, VARIABLE SERIES, CLASS A (4/7/2003)
(PREVIOUSLY LIBERTY FEDERAL SECURITIES FUND, VARIABLE SERIES, CLASS A)
Accumulation unit value at beginning of period                 $   1.04  $   1.01  $   1.00        --        --        --        --
Accumulation unit value at end of period                       $   1.06  $   1.04  $   1.01        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       293       303       359        --        --        --        --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 21

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                              2005      2004      2003      2002      2001      2000      1999
-----------------------------------------------------------------------------------------------------------------------------------
COLUMBIA SMALL COMPANY GROWTH FUND, VARIABLE SERIES, CLASS A (4/14/2003)
(PREVIOUSLY LIBERTY SMALL COMPANY GROWTH FUND, VARIABLE SERIES, CLASS A)
Accumulation unit value at beginning of period                 $   1.65  $   1.50  $   1.00        --        --        --        --
Accumulation unit value at end of period                       $   1.68  $   1.65  $   1.50        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        42        50        49        --        --        --        --

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                 $   1.08  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.11  $   1.08        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        19        --        --        --        --        --        --

MFS(R) INVESTORS TRUST SERIES - INITIAL CLASS (11/11/1999)
Accumulation unit value at beginning of period                 $   0.90  $   0.81  $   0.67  $   0.86  $   1.04  $   1.05  $   1.00
Accumulation unit value at end of period                       $   0.95  $   0.90  $   0.81  $   0.67  $   0.86  $   1.04  $   1.05
Number of accumulation units outstanding at end of period
(000 omitted)                                                         2         2         2         2         9         8        --

MFS(R) INVESTORS TRUST SERIES - SERVICE CLASS (10/23/2000)
Accumulation unit value at beginning of period                 $   0.85  $   0.77  $   0.64  $   0.82  $   0.99  $   1.00        --
Accumulation unit value at end of period                       $   0.89  $   0.85  $   0.77  $   0.64  $   0.82  $   0.99        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       164       153       193       194       110        --        --

MFS(R) NEW DISCOVERY SERIES - INITIAL CLASS (11/11/1999)
Accumulation unit value at beginning of period                 $   1.22  $   1.16  $   0.88  $   1.30  $   1.38  $   1.43  $   1.00
Accumulation unit value at end of period                       $   1.27  $   1.22  $   1.16  $   0.88  $   1.30  $   1.38  $   1.43
Number of accumulation units outstanding at end of period
(000 omitted)                                                        27        26        30        27        14        14        --

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (10/23/2000)
Accumulation unit value at beginning of period                 $   0.81  $   0.77  $   0.59  $   0.87  $   0.93  $   1.00        --
Accumulation unit value at end of period                       $   0.84  $   0.81  $   0.77  $   0.59  $   0.87  $   0.93        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        40        45        43        42        11        --        --

MFS(R) TOTAL RETURN SERIES - INITIAL CLASS (11/11/1999)
Accumulation unit value at beginning of period                 $   1.35  $   1.22  $   1.06  $   1.14  $   1.15  $   1.00  $   1.00
Accumulation unit value at end of period                       $   1.37  $   1.35  $   1.22  $   1.06  $   1.14  $   1.15  $   1.00
Number of accumulation units outstanding at end of period
(000 omitted)                                                        52        51        46        45        36         6        --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (10/23/2000)
Accumulation unit value at beginning of period                 $   1.24  $   1.13  $   0.98  $   1.05  $   1.06  $   1.00        --
Accumulation unit value at end of period                       $   1.25  $   1.24  $   1.13  $   0.98  $   1.05  $   1.06        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       651       617       696       688       248         2        --

MFS(R) UTILITIES SERIES - INITIAL CLASS (11/11/1999)
Accumulation unit value at beginning of period                 $   1.19  $   0.93  $   0.69  $   0.90  $   1.21  $   1.14  $   1.00
Accumulation unit value at end of period                       $   1.38  $   1.19  $   0.93  $   0.69  $   0.90  $   1.21  $   1.14
Number of accumulation units outstanding at end of period
(000 omitted)                                                        34        35        34        36        37         9        --

MFS(R) UTILITIES SERIES - SERVICE CLASS (10/23/2000)
Accumulation unit value at beginning of period                 $   0.99  $   0.77  $   0.57  $   0.75  $   1.01  $   1.00        --
Accumulation unit value at end of period                       $   1.14  $   0.99  $   0.77  $   0.57  $   0.75  $   1.01        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       168       150       143       140        61        --        --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                 $   1.06  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.10  $   1.06        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     2,022       561        --        --        --        --        --

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                 $   1.16  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.30  $   1.16        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        18        19        --        --        --        --        --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                 $   1.17  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.27  $   1.17        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        18        16        --        --        --        --        --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                 $   1.07  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.09  $   1.07        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     2,872       803        --        --        --        --        --

22 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                              2005      2004      2003      2002      2001      2000      1999
-----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (11/11/1999)
Accumulation unit value at beginning of period                 $   1.06  $   0.96  $   0.77  $   0.96  $   1.03  $   0.97  $   1.00
Accumulation unit value at end of period                       $   1.10  $   1.06  $   0.96  $   0.77  $   0.96  $   1.03  $   0.97
Number of accumulation units outstanding at end of period
(000 omitted)                                                       304       323       363       405       320        59        --

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                 $   1.03  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.16  $   1.03        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

PUTNAM VT INCOME FUND - CLASS IB SHARES (11/11/1999)
Accumulation unit value at beginning of period                 $   1.28  $   1.24  $   1.20  $   1.12  $   1.06  $   0.99  $   1.00
Accumulation unit value at end of period                       $   1.29  $   1.28  $   1.24  $   1.20  $   1.12  $   1.06  $   0.99
Number of accumulation units outstanding at end of period
(000 omitted)                                                        15        15        28        29        16        16        --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (11/11/1999)
Accumulation unit value at beginning of period                 $   1.07  $   0.93  $   0.73  $   0.90  $   1.15  $   1.29  $   1.00
Accumulation unit value at end of period                       $   1.19  $   1.07  $   0.93  $   0.73  $   0.90  $   1.15  $   1.29
Number of accumulation units outstanding at end of period
(000 omitted)                                                       122       127       179       219       173        30        --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                 $   1.19  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.26  $   1.19        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

PUTNAM VT VISTA FUND - CLASS IB SHARES (11/11/1999)
Accumulation unit value at beginning of period                 $   0.86  $   0.73  $   0.56  $   0.81  $   1.23  $   1.30  $   1.00
Accumulation unit value at end of period                       $   0.95  $   0.86  $   0.73  $   0.56  $   0.81  $   1.23  $   1.30
Number of accumulation units outstanding at end of period
(000 omitted)                                                       222       220       215       187       104        19        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (11/11/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period                 $   1.02  $   0.94  $   0.79  $   0.92  $   1.04  $   1.08  $   1.00
Accumulation unit value at end of period                       $   1.05  $   1.02  $   0.94  $   0.79  $   0.92  $   1.04  $   1.08
Number of accumulation units outstanding at end of period
(000 omitted)                                                       121       122       122       135       173         1        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (11/11/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                 $   1.07  $   1.07  $   1.08  $   1.08  $   1.05  $   1.01  $   1.00
Accumulation unit value at end of period                       $   1.08  $   1.07  $   1.07  $   1.08  $   1.08  $   1.05  $   1.01
Number of accumulation units outstanding at end of period
(000 omitted)                                                       205        64        72       161       284        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (11/11/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                 $   1.24  $   1.20  $   1.17  $   1.12  $   1.05  $   1.01  $   1.00
Accumulation unit value at end of period                       $   1.26  $   1.24  $   1.20  $   1.17  $   1.12  $   1.05  $   1.01
Number of accumulation units outstanding at end of period
(000 omitted)                                                       120       127        31        32        24        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (11/11/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                 $   1.32  $   1.13  $   0.81  $   1.01  $   1.00  $   1.02  $   1.00
Accumulation unit value at end of period                       $   1.48  $   1.32  $   1.13  $   0.81  $   1.01  $   1.00  $   1.02
Number of accumulation units outstanding at end of period
(000 omitted)                                                     2,962        25        25        25        26        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (10/23/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                 $   1.43  $   1.17  $   0.84  $   0.90  $   0.92  $   1.00        --
Accumulation unit value at end of period                       $   1.90  $   1.43  $   1.17  $   0.84  $   0.90  $   0.92        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,275       363        18        27        11        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                 $   1.07  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.15  $   1.07        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 23

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                              2005      2004      2003      2002      2001      2000      1999
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (11/11/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                 $   1.21  $   1.10  $   0.89  $   0.96  $   0.92  $   1.03  $   1.00
Accumulation unit value at end of period                       $   1.24  $   1.21  $   1.10  $   0.89  $   0.96  $   0.92  $   1.03
Number of accumulation units outstanding at end of period
(000 omitted)                                                       672       157        81        96        40        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                 $   1.09  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.11  $   1.09        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --    15,000        --        --        --        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                 $   1.14  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.29  $   1.14        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                 $   1.06  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.11  $   1.06        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     3,138     1,827        --        --        --        --        --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                 $   1.10  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.14  $   1.10        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                         4        --        --        --        --        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                 $   1.07  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.17  $   1.07        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       240       145        --        --        --        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (11/11/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                 $   0.83  $   0.81  $   0.66  $   0.85  $   1.04  $   1.15  $   1.00
Accumulation unit value at end of period                       $   0.83  $   0.83  $   0.81  $   0.66  $   0.85  $   1.04  $   1.15
Number of accumulation units outstanding at end of period
(000 omitted)                                                       261       268       294       339        58         9        --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (10/23/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                 $   0.86  $   0.79  $   0.63  $   0.82  $   0.94  $   1.00        --
Accumulation unit value at end of period                       $   0.89  $   0.86  $   0.79  $   0.63  $   0.82  $   0.94        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       380       355       418       377       162        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                 $   1.10  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.09  $   1.10        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                 $   1.00  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.01  $   1.00        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       342        24        --        --        --        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (11/11/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                 $   1.49  $   1.27  $   0.87  $   1.06  $   1.15  $   1.11  $   1.00
Accumulation unit value at end of period                       $   1.54  $   1.49  $   1.27  $   0.87  $   1.06  $   1.15  $   1.11
Number of accumulation units outstanding at end of period
(000 omitted)                                                        19        20        27        32        11        --        --

24 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                              2005      2004      2003      2002      2001      2000      1999
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                 $   1.15  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.21  $   1.15        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     2,395       610        --        --        --        --        --

STI CLASSIC VARIABLE TRUST CAPITAL APPRECIATION FUND (4/30/2004)
Accumulation unit value at beginning of period                 $   1.05  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.03  $   1.05        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       920       190        --        --        --        --        --

STI CLASSIC VARIABLE TRUST INTERNATIONAL EQUITY FUND (4/30/2004)
Accumulation unit value at beginning of period                 $   1.17  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.30  $   1.17        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

STI CLASSIC VARIABLE TRUST INVESTMENT GRADE BOND FUND (4/30/2004)
Accumulation unit value at beginning of period                 $   1.04  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.05  $   1.04        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

STI CLASSIC VARIABLE TRUST LARGE CAP RELATIVE VALUE FUND (4/30/2004)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST GROWTH AND INCOME FUND)
Accumulation unit value at beginning of period                 $   1.12  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.20  $   1.12        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

STI CLASSIC VARIABLE TRUST LARGE CAP VALUE EQUITY FUND (4/30/2004)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST VALUE INCOME STOCK FUND)
Accumulation unit value at beginning of period                 $   1.12  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.15  $   1.12        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

STI CLASSIC VARIABLE TRUST MID-CAP EQUITY FUND (4/30/2004)
Accumulation unit value at beginning of period                 $   1.16  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.32  $   1.16        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        21        21        --        --        --        --        --

STI CLASSIC VARIABLE TRUST SMALL CAP VALUE EQUITY FUND (4/30/2004)
Accumulation unit value at beginning of period                 $   1.19  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.32  $   1.19        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       562       211        --        --        --        --        --

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                 $   1.13  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.17  $   1.13        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     7,239     1,714        --        --        --        --        --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                 $   1.38  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.59  $   1.38        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       155        69        --        --        --        --        --

WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                 $   1.21  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.45  $   1.21        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,121       350        --        --        --        --        --

WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                 $   1.16  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.27  $   1.16        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,445       363        --        --        --        --        --

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (4/30/2004)
Accumulation unit value at beginning of period                 $   1.08  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.13  $   1.08        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                         4         4        --        --        --        --        --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 25

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                              2005      2004      2003      2002      2001      2000      1999
-----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                 $   1.08  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.11  $   1.08        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (4/30/2004)
Accumulation unit value at beginning of period                 $   1.08  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.13  $   1.08        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       214        84        --        --        --        --        --

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                 $   1.11  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.20  $   1.11        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                 $   1.06  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.03  $   1.06        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                 $   1.03  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.08  $   1.03        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       718        70        --        --        --        --        --

WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (4/30/2004)
Accumulation unit value at beginning of period                 $   1.00  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.01  $   1.00        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                         5        --        --        --        --        --        --

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                 $   1.06  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.12  $   1.06        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (4/30/2004)
Accumulation unit value at beginning of period                 $   1.04  $   1.00        --        --        --        --        --
Accumulation unit value at end of period                       $   1.04  $   1.04        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       432        87        --        --        --        --        --

26 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.20% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                   2005       2004       2003        2002      2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.17   $   1.07   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.22   $   1.17   $   1.07         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            885        941         89         --         --         --

AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (3/3/2000)
Accumulation unit value at beginning of period                      $   0.58   $   0.55   $   0.43   $   0.57   $   0.75   $   1.00
Accumulation unit value at end of period                            $   0.62   $   0.58   $   0.55   $   0.43   $   0.57   $   0.75
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,950      2,150      2,296      2,455      2,749      1,707

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.08   $   1.03   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.16   $   1.08   $   1.03         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              3          3         --         --         --         --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.18   $   1.04   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.28   $   1.18   $   1.04         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             41         42         --         --         --         --

AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (3/3/2000)
Accumulation unit value at beginning of period                      $   0.62   $   0.60   $   0.48   $   0.70   $   0.81   $   1.00
Accumulation unit value at end of period                            $   0.65   $   0.62   $   0.60   $   0.48   $   0.70   $   0.81
Number of accumulation units outstanding at end of period
(000 omitted)                                                          5,055      5,719      6,609      6,919      7,863      5,982

*AIM V. I. PREMIER EQUITY FUND, SERIES I SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES I SHARES ON APRIL 28, 2006.

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (11/6/2003)
Accumulation unit value at beginning of period                      $   1.09   $   1.05   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.13   $   1.09   $   1.05         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              7          6         --         --         --         --

*AIM V. I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (11/6/2003)
Accumulation unit value at beginning of period                      $   1.04   $   1.00   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.07   $   1.04   $   1.00         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             36         28          2         --         --         --

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (11/6/2003)
Accumulation unit value at beginning of period                      $   1.18   $   1.07   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.22   $   1.18   $   1.07         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            176        165         31         --         --         --

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (11/6/2003)
Accumulation unit value at beginning of period                      $   1.10   $   1.03   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.25   $   1.10   $   1.03         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            128        128         --         --         --         --

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (11/6/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                      $   1.13   $   1.05   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.15   $   1.13   $   1.05         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             74         85         --         --         --         --

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC., INITIAL SHARES (3/3/2000)
Accumulation unit value at beginning of period                      $   0.63   $   0.60   $   0.48   $   0.69   $   0.90   $   1.00
Accumulation unit value at end of period                            $   0.65   $   0.63   $   0.60   $   0.48   $   0.69   $   0.90
Number of accumulation units outstanding at end of period
(000 omitted)                                                            530        701        753        817      1,145        834

EVERGREEN VA BALANCED FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.08   $   1.03   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.13   $   1.08   $   1.03         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             65         54          8         --         --         --

EVERGREEN VA CORE BOND FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.04   $   1.01   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.04   $   1.01         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            802        775         70         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 27

VARIABLE ACCOUNT CHARGES OF 1.20% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003        2002      2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.14   $   1.06   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.23   $   1.14   $   1.06         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,226        762         64         --         --         --

EVERGREEN VA GROWTH FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.13   $   1.01   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.19   $   1.13   $   1.01         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            387        297         51         --         --         --

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.10   $   1.03   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.10   $   1.10   $   1.03         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            292        285         54         --         --         --

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.26   $   1.08   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.44   $   1.26   $   1.08         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,110      1,249        139         --         --         --

EVERGREEN VA OMEGA FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.08   $   1.02   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.10   $   1.08   $   1.02         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,161      1,187         55         --         --         --

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.25   $   1.06   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.37   $   1.25   $   1.06         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            706        730         25         --         --         --

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.11   $   1.03   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.08   $   1.11   $   1.03         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            775        748         49         --         --         --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.18   $   1.04   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.36   $   1.18   $   1.04         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,059      3,269        221         --         --         --

FIDELITY(R) VIP DYNAMIC CAPITAL APPRECIATION PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                      $   1.08   $   1.08   $   0.87   $   0.95   $   1.00         --
Accumulation unit value at end of period                            $   1.28   $   1.08   $   1.08   $   0.87   $   0.95         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            100        105         99         92         60         --

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.05   $   1.03   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.09   $   1.05   $   1.03         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            177        182          7         --         --         --

FIDELITY(R) VIP HIGH INCOME PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                      $   1.26   $   1.17   $   0.93   $   0.91   $   1.00         --
Accumulation unit value at end of period                            $   1.27   $   1.26   $   1.17   $   0.93   $   0.91         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            148        223        280        154         71         --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                      $   1.59   $   1.29   $   0.95   $   1.06   $   1.00         --
Accumulation unit value at end of period                            $   1.86   $   1.59   $   1.29   $   0.95   $   1.06         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,850      1,925      1,154      1,005        667         --

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.21   $   1.08   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.42   $   1.21   $   1.08         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            133        128          7         --         --         --

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                      $   1.66   $   1.48   $   1.13   $   1.16   $   1.16   $   1.00
Accumulation unit value at end of period                            $   1.67   $   1.66   $   1.48   $   1.13   $   1.16   $   1.16
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,440      1,366      1,259      1,080        969        102

28 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.20% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003        2002      2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                      $   2.51   $   1.93   $   1.44   $   1.42   $   1.34   $   1.00
Accumulation unit value at end of period                            $   2.81   $   2.51   $   1.93   $   1.44   $   1.42   $   1.34
Number of accumulation units outstanding at end of period
(000 omitted)                                                            403        418        397        421        119         24

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (5/1/2002)
Accumulation unit value at beginning of period                      $   1.27   $   1.04   $   0.79   $   1.00         --         --
Accumulation unit value at end of period                            $   1.36   $   1.27   $   1.04   $   0.79         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            503        478        149         59         --         --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                      $   0.58   $   0.52   $   0.39   $   0.55   $   0.66   $   1.00
Accumulation unit value at end of period                            $   0.60   $   0.58   $   0.52   $   0.39   $   0.55   $   0.66
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,955      3,142      2,747      2,813      2,416      1,378

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                      $   1.49   $   1.34   $   1.08   $   1.25   $   1.18   $   1.00
Accumulation unit value at end of period                            $   1.63   $   1.49   $   1.34   $   1.08   $   1.25   $   1.18
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,461      3,662      1,227        875        521        245

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.25   $   1.07   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.36   $   1.25   $   1.07         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            783        797         58         --         --         --

GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND (3/3/2000)
(PREVIOUSLY GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND)
Accumulation unit value at beginning of period                      $   0.90   $   0.79   $   0.62   $   0.80   $   0.92   $   1.00
Accumulation unit value at end of period                            $   0.94   $   0.90   $   0.79   $   0.62   $   0.80   $   0.92
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,492      1,569      1,608      1,593      1,352        730

GOLDMAN SACHS VIT MID CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   2.33   $   1.87   $   1.48   $   1.57   $   1.42   $   1.00
Accumulation unit value at end of period                            $   2.60   $   2.33   $   1.87   $   1.48   $   1.57   $   1.42
Number of accumulation units outstanding at end of period
(000 omitted)                                                            981      1,028      1,083      1,065      1,041        593

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                      $   1.10   $   1.02   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.13   $   1.10   $   1.02         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             64         57         --         --         --         --

MFS(R) INVESTORS TRUST SERIES - INITIAL CLASS (3/3/2000)
Accumulation unit value at beginning of period                      $   0.89   $   0.81   $   0.67   $   0.86   $   1.03   $   1.00
Accumulation unit value at end of period                            $   0.94   $   0.89   $   0.81   $   0.67   $   0.86   $   1.03
Number of accumulation units outstanding at end of period
(000 omitted)                                                            986      1,123      1,326      1,476      1,400        488

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                      $   1.03   $   0.98   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.07   $   1.03   $   0.98         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            125        134         10         --         --         --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                      $   1.15   $   1.05   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.17   $   1.15   $   1.05         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,010      2,175         82         --         --         --

MFS(R) UTILITIES SERIES - INITIAL CLASS (3/3/2000)
Accumulation unit value at beginning of period                      $   0.92   $   0.72   $   0.53   $   0.70   $   0.93   $   1.00
Accumulation unit value at end of period                            $   1.06   $   0.92   $   0.72   $   0.53   $   0.70   $   0.93
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,224      1,369      1,686      1,931      2,308      1,220

MFS(R) UTILITIES SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                      $   1.40   $   1.09   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.61   $   1.40   $   1.09         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             44         45         --         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 29

VARIABLE ACCOUNT CHARGES OF 1.20% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003        2002      2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.11   $   1.05   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.15   $   1.11   $   1.05         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            288        307         19         --         --         --

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                      $   1.28   $   1.09   $   0.77   $   1.00         --         --
Accumulation unit value at end of period                            $   1.45   $   1.28   $   1.09   $   0.77         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            579        518         82         13         --         --

OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.11   $   1.03   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.12   $   1.11   $   1.03         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            254        246         81         --         --         --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.21   $   1.03   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.31   $   1.21   $   1.03         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            602        632         38         --         --         --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                      $   1.28   $   1.19   $   1.03   $   1.00         --         --
Accumulation unit value at end of period                            $   1.30   $   1.28   $   1.19   $   1.03         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            919        906        264        111         --         --

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.18   $   1.07   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.22   $   1.18   $   1.07         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             38         39         12         --         --         --

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (5/1/2002)
Accumulation unit value at beginning of period                      $   1.04   $   0.98   $   0.84   $   1.00         --         --
Accumulation unit value at end of period                            $   1.16   $   1.04   $   0.98   $   0.84         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            132        111         50         12         --         --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/3/2000)
Accumulation unit value at beginning of period                      $   0.77   $   0.67   $   0.53   $   0.65   $   0.83   $   1.00
Accumulation unit value at end of period                            $   0.86   $   0.77   $   0.67   $   0.53   $   0.65   $   0.83
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,113      4,437      3,942      3,982      3,906      2,927

PUTNAM VT RESEARCH FUND - CLASS IB SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.12   $   1.05   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.16   $   1.12   $   1.05         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             41         35         --         --         --         --

PUTNAM VT VISTA FUND - CLASS IB SHARES (3/3/2000)
Accumulation unit value at beginning of period                      $   0.52   $   0.44   $   0.34   $   0.49   $   0.75   $   1.00
Accumulation unit value at end of period                            $   0.57   $   0.52   $   0.44   $   0.34   $   0.49   $   0.75
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,050      3,375      3,967      4,476      4,717      3,180

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                      $   0.99   $   1.00   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.01   $   0.99   $   1.00         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             57         73        203         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                      $   1.05   $   1.01   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.05   $   1.01         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,000      1,117         75         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                      $   1.42   $   1.22   $   0.87   $   1.09   $   1.08   $   1.00
Accumulation unit value at end of period                            $   1.60   $   1.42   $   1.22   $   0.87   $   1.09   $   1.08
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,105      1,194        591        573        428         98

30 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.20% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003        2002      2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                      $   1.12   $   1.05   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.21   $   1.12   $   1.05         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             14         15          7         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                      $   1.17   $   1.06   $   0.86   $   0.93   $   0.90   $   1.00
Accumulation unit value at end of period                            $   1.20   $   1.17   $   1.06   $   0.86   $   0.93   $   0.90
Number of accumulation units outstanding at end of period
(000 omitted)                                                            328        368        394        684        279        175

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                      $   0.69   $   0.66   $   0.52   $   0.67   $   0.83   $   1.00
Accumulation unit value at end of period                            $   0.73   $   0.69   $   0.66   $   0.52   $   0.67   $   0.83
Number of accumulation units outstanding at end of period
(000 omitted)                                                            727        804         75         75         76         66

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                      $   1.10   $   1.02   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.20   $   1.10   $   1.02         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                      $   0.69   $   0.67   $   0.55   $   0.71   $   0.86   $   1.00
Accumulation unit value at end of period                            $   0.69   $   0.69   $   0.67   $   0.55   $   0.71   $   0.86
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,284      2,443      1,643      1,714      1,471      1,038

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                      $   1.15   $   1.06   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.19   $   1.15   $   1.06         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            251        239         73         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                      $   1.17   $   1.17   $   1.17   $   1.12   $   1.07   $   1.00
Accumulation unit value at end of period                            $   1.17   $   1.17   $   1.17   $   1.17   $   1.12   $   1.07
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,196      1,221      1,040      1,450        805        125

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                      $   1.16   $   0.99   $   0.68   $   0.83   $   0.90   $   1.00
Accumulation unit value at end of period                            $   1.21   $   1.16   $   0.99   $   0.68   $   0.83   $   0.90
Number of accumulation units outstanding at end of period
(000 omitted)                                                            214        237        384        307         41          9

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (5/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                      $   1.28   $   1.08   $   0.79   $   1.00         --         --
Accumulation unit value at end of period                            $   1.34   $   1.28   $   1.08   $   0.79         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            185        221         40         22         --         --

STI CLASSIC VARIABLE TRUST CAPITAL APPRECIATION FUND (11/6/2003)
Accumulation unit value at beginning of period                      $   1.10   $   1.04   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.08   $   1.10   $   1.04         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

STI CLASSIC VARIABLE TRUST INTERNATIONAL EQUITY FUND (11/6/2003)
Accumulation unit value at beginning of period                      $   1.30   $   1.10   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.45   $   1.30   $   1.10         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 31

VARIABLE ACCOUNT CHARGES OF 1.20% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003        2002      2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
STI CLASSIC VARIABLE TRUST INVESTMENT GRADE BOND FUND (11/6/2003)
Accumulation unit value at beginning of period                      $   1.04   $   1.01   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.04   $   1.01         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP RELATIVE VALUE FUND (11/6/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST GROWTH AND INCOME FUND)
Accumulation unit value at beginning of period                      $   1.21   $   1.07   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.31   $   1.21   $   1.07         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              3          3         --         --         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP VALUE EQUITY FUND (11/6/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST VALUE INCOME STOCK FUND)
Accumulation unit value at beginning of period                      $   1.21   $   1.06   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.24   $   1.21   $   1.06         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              5          5         --         --         --         --

STI CLASSIC VARIABLE TRUST MID-CAP EQUITY FUND (11/6/2003)
Accumulation unit value at beginning of period                      $   1.20   $   1.04   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.35   $   1.20   $   1.04         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

STI CLASSIC VARIABLE TRUST SMALL CAP VALUE EQUITY FUND (11/6/2003)
Accumulation unit value at beginning of period                      $   1.31   $   1.07   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.45   $   1.31   $   1.07         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              9          9          2         --         --         --

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.25   $   1.08   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.29   $   1.25   $   1.08         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            677        711         17         --         --         --

VAN KAMPEN LIFE INVESTMENT TRUST GROWTH AND INCOME PORTFOLIO CLASS II SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.22   $   1.08   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.32   $   1.22   $   1.08         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            371        375         --         --         --         --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS I SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.42   $   1.06   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.65   $   1.42   $   1.06         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             68         68         11         --         --         --

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.02   $   0.95   $   0.79   $   0.91   $   0.99   $   1.00
Accumulation unit value at end of period                            $   1.06   $   1.02   $   0.95   $   0.79   $   0.91   $   0.99
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,274      4,536      4,842      5,138      5,343      2,012

WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.03   $   0.94   $   0.76   $   1.01   $   1.09   $   1.00
Accumulation unit value at end of period                            $   1.05   $   1.03   $   0.94   $   0.76   $   1.01   $   1.09
Number of accumulation units outstanding at end of period
(000 omitted)                                                            586        532        624        638        457        213

WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.16   $   1.05   $   0.84   $   1.06   $   1.13   $   1.00
Accumulation unit value at end of period                            $   1.20   $   1.16   $   1.05   $   0.84   $   1.06   $   1.13
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,578      1,938      1,984      2,083      2,040      1,204

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (7/3/2000)
Accumulation unit value at beginning of period                      $   0.79   $   0.73   $   0.56   $   0.74   $   0.89   $   1.00
Accumulation unit value at end of period                            $   0.86   $   0.79   $   0.73   $   0.56   $   0.74   $   0.89
Number of accumulation units outstanding at end of period
(000 omitted)                                                            312        328        239        245        218        111

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   0.67   $   0.62   $   0.51   $   0.70   $   0.87   $   1.00
Accumulation unit value at end of period                            $   0.65   $   0.67   $   0.62   $   0.51   $   0.70   $   0.87
Number of accumulation units outstanding at end of period
(000 omitted)                                                            613        587        486        519        321        266

32 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.20% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003        2002      2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   0.67   $   0.66   $   0.53   $   0.74   $   0.95   $   1.00
Accumulation unit value at end of period                            $   0.70   $   0.67   $   0.66   $   0.53   $   0.74   $   0.95
Number of accumulation units outstanding at end of period
(000 omitted)                                                          6,853      7,868      8,804      8,912     11,429      7,702

WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.05   $   1.06   $   1.06   $   1.06   $   1.04   $   1.00
Accumulation unit value at end of period                            $   1.07   $   1.05   $   1.06   $   1.06   $   1.06   $   1.04
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,254      1,285      1,462      2,532      2,106        317

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   0.40   $   0.36   $   0.25   $   0.42   $   0.56   $   1.00
Accumulation unit value at end of period                            $   0.42   $   0.40   $   0.36   $   0.25   $   0.42   $   0.56
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,913      2,281      2,845      3,066      3,231      2,319

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.34   $   1.30   $   1.22   $   1.14   $   1.08   $   1.00
Accumulation unit value at end of period                            $   1.35   $   1.34   $   1.30   $   1.22   $   1.14   $   1.08
Number of accumulation units outstanding at end of period
(000 omitted)                                                            939        985      1,052      1,227        934        408

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 33

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                              2005      2004      2003      2002      2001      2000      1999
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (5/21/2002)
Accumulation unit value at beginning of period                 $   1.09  $   1.00  $   0.76  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.14  $   1.09  $   1.00  $   0.76        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       708       783       699        90        --        --        --

AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (11/9/1999)
Accumulation unit value at beginning of period                 $   0.85  $   0.80  $   0.63  $   0.84  $   1.11  $   1.26  $   1.00
Accumulation unit value at end of period                       $   0.91  $   0.85  $   0.80  $   0.63  $   0.84  $   1.11  $   1.26
Number of accumulation units outstanding at end of period
(000 omitted)                                                     3,090     3,428     3,393     3,148     3,345     1,103        --

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (8/30/2002)
Accumulation unit value at beginning of period                 $   1.29  $   1.23  $   0.97  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.39  $   1.29  $   1.23  $   0.97        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        24        22        19        --        --        --        --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (5/21/2002)
Accumulation unit value at beginning of period                 $   1.14  $   1.00  $   0.75  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.23  $   1.14  $   1.00  $   0.75        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        80        80       100        28        --        --        --

AIM V.I. DEMOGRAPHIC TRENDS FUND, SERIES I SHARES (5/30/2000)
Accumulation unit value at beginning of period                 $   0.57  $   0.53  $   0.39  $   0.58  $   0.87  $   1.00        --
Accumulation unit value at end of period                       $   0.59  $   0.57  $   0.53  $   0.39  $   0.58  $   0.87        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       103       291       308       144       143         7        --

AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (11/9/1999)
Accumulation unit value at beginning of period                 $   0.72  $   0.69  $   0.56  $   0.81  $   0.94  $   1.11  $   1.00
Accumulation unit value at end of period                       $   0.75  $   0.72  $   0.69  $   0.56  $   0.81  $   0.94  $   1.11
Number of accumulation units outstanding at end of period
(000 omitted)                                                     7,640     8,269     9,036     9,970    10,352     4,769        --

*AIM V. I. PREMIER EQUITY FUND, SERIES I SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES I SHARES ON APRIL 28, 2006.

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (5/21/2002)
Accumulation unit value at beginning of period                 $   1.00  $   0.96  $   0.78  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.04  $   1.00  $   0.96  $   0.78        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        11        11         6        --        --        --        --

*AIM V. I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (5/30/2000)
Accumulation unit value at beginning of period                 $   0.43  $   0.42  $   0.29  $   0.51  $   0.69  $   1.00        --
Accumulation unit value at end of period                       $   0.44  $   0.43  $   0.42  $   0.29  $   0.51  $   0.69        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       829       932       498       684       793       277        --

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (5/30/2000)
Accumulation unit value at beginning of period                 $   1.06  $   0.96  $   0.74  $   0.96  $   0.97  $   1.00        --
Accumulation unit value at end of period                       $   1.09  $   1.06  $   0.96  $   0.74  $   0.96  $   0.97        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     3,585     4,135     3,461     3,898     2,152       213        --

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (5/30/2000)
Accumulation unit value at beginning of period                 $   0.58  $   0.54  $   0.45  $   0.65  $   0.80  $   1.00        --
Accumulation unit value at end of period                       $   0.66  $   0.58  $   0.54  $   0.45  $   0.65  $   0.80        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,546     1,578     1,510     2,042     1,944       426        --

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (5/21/2002)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                 $   1.14  $   1.06  $   0.91  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.17  $   1.14  $   1.06  $   0.91        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        36        35        22         1        --        --        --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS A* (10/23/2000)
Accumulation unit value at beginning of period                 $   1.27  $   1.20  $   1.08  $   1.07  $   1.02  $   1.00        --
Accumulation unit value at end of period                       $   1.29  $   1.27  $   1.20  $   1.08  $   1.07  $   1.02        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       420       537       416       394       271        --        --

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS A MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON APRIL 28, 2006. ON MAY 1,
2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS A.

34 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                              2005      2004      2003      2002      2001      2000      1999
-----------------------------------------------------------------------------------------------------------------------------------
COLUMBIA LARGE CAP GROWTH FUND, VARIABLE SERIES, CLASS A (2/25/2005)
Accumulation unit value at beginning of period                 $   1.00        --        --        --        --        --        --
Accumulation unit value at end of period                       $   1.04        --        --        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       428        --        --        --        --        --        --

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC., INITIAL SHARES (3/3/2000)
Accumulation unit value at beginning of period                 $   0.63  $   0.60  $   0.48  $   0.69  $   0.90  $   1.00        --
Accumulation unit value at end of period                       $   0.65  $   0.63  $   0.60  $   0.48  $   0.69  $   0.90        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       626       623       735       715     1,143       471        --

EVERGREEN VA BALANCED FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                 $   1.19  $   1.14  $   1.00  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.24  $   1.19  $   1.14  $   1.00        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        68        94        90         8        --        --        --

EVERGREEN VA CORE BOND FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                 $   1.09  $   1.06  $   1.04  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.10  $   1.09  $   1.06  $   1.04        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       818       798       901       301        --        --        --

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 1 (5/30/2000)
Accumulation unit value at beginning of period                 $   1.05  $   0.97  $   0.76  $   0.90  $   1.04  $   1.00        --
Accumulation unit value at end of period                       $   1.13  $   1.05  $   0.97  $   0.76  $   0.90  $   1.04        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       227       215       215       169       120        27        --

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (8/30/2002)
Accumulation unit value at beginning of period                 $   1.32  $   1.23  $   0.96  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.42  $   1.32  $   1.23  $   0.96        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       473       244       192         1        --        --        --

EVERGREEN VA GROWTH FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                 $   1.51  $   1.35  $   0.99  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.59  $   1.51  $   1.35  $   0.99        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       126       117        84        26        --        --        --

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                 $   1.29  $   1.21  $   1.04  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.29  $   1.29  $   1.21  $   1.04        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       364       638       279       133        --        --        --

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 1 (12/8/2003)
Accumulation unit value at beginning of period                 $   1.23  $   1.05  $   1.00        --        --        --        --
Accumulation unit value at end of period                       $   1.41  $   1.23  $   1.05        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       113       278       286        --        --        --        --

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                 $   1.41  $   1.20  $   0.93  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.62  $   1.41  $   1.20  $   0.93        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       352       365       253        40        --        --        --

EVERGREEN VA OMEGA FUND - CLASS 1 (5/30/2000)
Accumulation unit value at beginning of period                 $   0.74  $   0.70  $   0.51  $   0.69  $   0.82  $   1.00        --
Accumulation unit value at end of period                       $   0.76  $   0.74  $   0.70  $   0.51  $   0.69  $   0.82        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       587       993     1,050     1,072     1,030       186        --

EVERGREEN VA OMEGA FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                 $   1.40  $   1.33  $   0.96  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.44  $   1.40  $   1.33  $   0.96        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       445       467       323        42        --        --        --

EVERGREEN VA SPECIAL VALUES FUND - CLASS 1 (5/30/2000)
Accumulation unit value at beginning of period                 $   1.79  $   1.51  $   1.18  $   1.37  $   1.17  $   1.00        --
Accumulation unit value at end of period                       $   1.96  $   1.79  $   1.51  $   1.18  $   1.37  $   1.17        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       846       894       855       720       120         1        --

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                 $   1.44  $   1.22  $   0.95  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.58  $   1.44  $   1.22  $   0.95        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       490       523       385       157        --        --        --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 35

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                              2005      2004      2003      2002      2001      2000      1999
-----------------------------------------------------------------------------------------------------------------------------------
EVERGREEN VA STRATEGIC INCOME FUND - CLASS 1 (5/30/2000)
Accumulation unit value at beginning of period                 $   1.53  $   1.43  $   1.24  $   1.09  $   1.04  $   1.00        --
Accumulation unit value at end of period                       $   1.51  $   1.53  $   1.43  $   1.24  $   1.09  $   1.04        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       331       298       402       311       258        24        --

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                 $   1.33  $   1.25  $   1.08  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.30  $   1.33  $   1.25  $   1.08        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       374       384       206        74        --        --        --

FIDELITY(R) VIP BALANCED PORTFOLIO SERVICE CLASS (11/9/1999)
Accumulation unit value at beginning of period                 $   1.01  $   0.97  $   0.84  $   0.93  $   0.96  $   1.02  $   1.00
Accumulation unit value at end of period                       $   1.06  $   1.01  $   0.97  $   0.84  $   0.93  $   0.96  $   1.02
Number of accumulation units outstanding at end of period
(000 omitted)                                                       468       481       526       511       350        66        --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                 $   1.09  $   0.95  $   0.75  $   0.84  $   0.97  $   1.00        --
Accumulation unit value at end of period                       $   1.26  $   1.09  $   0.95  $   0.75  $   0.84  $   0.97        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,837     1,835     1,713     1,431       457         2        --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                 $   1.24  $   1.09  $   0.86  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.43  $   1.24  $   1.09  $   0.86        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,778     1,707       935       115        --        --        --

FIDELITY(R) VIP DYNAMIC CAPITAL APPRECIATION PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                 $   1.07  $   1.07  $   0.87  $   0.95  $   1.00        --        --
Accumulation unit value at end of period                       $   1.28  $   1.07  $   1.07  $   0.87  $   0.95        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       525       523       535       305       207        --        --

FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO SERVICE CLASS (11/9/1999)
Accumulation unit value at beginning of period                 $   0.92  $   0.88  $   0.72  $   0.88  $   0.98  $   1.03  $   1.00
Accumulation unit value at end of period                       $   0.98  $   0.92  $   0.88  $   0.72  $   0.88  $   0.98  $   1.03
Number of accumulation units outstanding at end of period
(000 omitted)                                                       386       441       436       435       425        85        --

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS (11/9/1999)
Accumulation unit value at beginning of period                 $   0.76  $   0.75  $   0.57  $   0.83  $   1.02  $   1.16  $   1.00
Accumulation unit value at end of period                       $   0.80  $   0.76  $   0.75  $   0.57  $   0.83  $   1.02  $   1.16
Number of accumulation units outstanding at end of period
(000 omitted)                                                       164       173       195       208       445       365        --

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                 $   0.99  $   0.98  $   0.75  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.04  $   0.99  $   0.98  $   0.75        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       429       410       117        31        --        --        --

FIDELITY(R) VIP HIGH INCOME PORTFOLIO SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                 $   0.99  $   0.92  $   0.73  $   0.72  $   0.82  $   1.00        --
Accumulation unit value at end of period                       $   1.01  $   0.99  $   0.92  $   0.73  $   0.72  $   0.82        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       596       845       826       502       294        56        --

FIDELITY(R) VIP HIGH INCOME PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                 $   1.26  $   1.17  $   0.93  $   0.91  $   1.00        --        --
Accumulation unit value at end of period                       $   1.27  $   1.26  $   1.17  $   0.93  $   0.91        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       287       337       316       317       178        --        --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS (11/9/1999)
Accumulation unit value at beginning of period                 $   2.34  $   1.90  $   1.39  $   1.56  $   1.63  $   1.24  $   1.00
Accumulation unit value at end of period                       $   2.73  $   2.34  $   1.90  $   1.39  $   1.56  $   1.63  $   1.24
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,723     1,897     1,802     1,810     1,254       206        --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                 $   1.59  $   1.29  $   0.95  $   1.06  $   1.00        --        --
Accumulation unit value at end of period                       $   1.85  $   1.59  $   1.29  $   0.95  $   1.06        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     3,013     3,064     2,428     1,445       522        --        --

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                 $   1.19  $   1.06  $   0.75  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.39  $   1.19  $   1.06  $   0.75        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        82        81        27        15        --        --        --

36 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                              2005      2004      2003      2002      2001      2000      1999
-----------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                 $   1.66  $   1.47  $   1.13  $   1.15  $   1.16  $   1.00        --
Accumulation unit value at end of period                       $   1.66  $   1.66  $   1.47  $   1.13  $   1.15  $   1.16        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     2,435     2,548     2,063     1,728     1,020       153        --

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                 $   2.50  $   1.92  $   1.43  $   1.42  $   1.34  $   1.00        --
Accumulation unit value at end of period                       $   2.81  $   2.50  $   1.92  $   1.43  $   1.42  $   1.34        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       938       992     1,000     1,015       488       144        --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (11/9/1999)
Accumulation unit value at beginning of period                 $   2.07  $   1.69  $   1.30  $   1.45  $   1.29  $   1.04  $   1.00
Accumulation unit value at end of period                       $   2.22  $   2.07  $   1.69  $   1.30  $   1.45  $   1.29  $   1.04
Number of accumulation units outstanding at end of period
(000 omitted)                                                       658       516       219        47         2        --        --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (11/9/1999)
Accumulation unit value at beginning of period                 $   1.06  $   0.96  $   0.71  $   1.01  $   1.21  $   1.43  $   1.00
Accumulation unit value at end of period                       $   1.10  $   1.06  $   0.96  $   0.71  $   1.01  $   1.21  $   1.43
Number of accumulation units outstanding at end of period
(000 omitted)                                                     4,737     5,177     4,918     4,574     2,844       855        --

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (11/9/1999)
Accumulation unit value at beginning of period                 $   1.46  $   1.32  $   1.06  $   1.22  $   1.16  $   1.03  $   1.00
Accumulation unit value at end of period                       $   1.60  $   1.46  $   1.32  $   1.06  $   1.22  $   1.16  $   1.03
Number of accumulation units outstanding at end of period
(000 omitted)                                                     5,328     5,621     4,198     2,393       252        --        --

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                 $   1.49  $   1.34  $   1.08  $   1.24  $   1.18  $   1.00        --
Accumulation unit value at end of period                       $   1.63  $   1.49  $   1.34  $   1.08  $   1.24  $   1.18        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     2,267     2,400     2,050     1,377       646        36        --

FTVIPT TEMPLETON DEVELOPING MARKETS SECURITIES FUND - CLASS 2 (5/30/2000)
Accumulation unit value at beginning of period                 $   1.45  $   1.18  $   0.78  $   0.79  $   0.87  $   1.00        --
Accumulation unit value at end of period                       $   1.83  $   1.45  $   1.18  $   0.78  $   0.79  $   0.87        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       131       169       124        20        17        17        --

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (11/9/1999)
Accumulation unit value at beginning of period                 $   1.11  $   0.95  $   0.73  $   0.90  $   1.09  $   1.13  $   1.00
Accumulation unit value at end of period                       $   1.21  $   1.11  $   0.95  $   0.73  $   0.90  $   1.09  $   1.13
Number of accumulation units outstanding at end of period
(000 omitted)                                                       420       400       371       296       145        16        --

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (5/30/2000)
Accumulation unit value at beginning of period                 $   1.04  $   0.89  $   0.68  $   0.84  $   1.02  $   1.00        --
Accumulation unit value at end of period                       $   1.13  $   1.04  $   0.89  $   0.68  $   0.84  $   1.02        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     2,688     2,217     1,480       866       514        52        --

GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND (3/3/2000)
(PREVIOUSLY GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND)
Accumulation unit value at beginning of period                 $   0.89  $   0.79  $   0.62  $   0.80  $   0.92  $   1.00        --
Accumulation unit value at end of period                       $   0.94  $   0.89  $   0.79  $   0.62  $   0.80  $   0.92        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     2,681     2,371     2,072     2,038     2,083     1,204        --

GOLDMAN SACHS VIT MID CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                 $   2.33  $   1.87  $   1.48  $   1.57  $   1.42  $   1.00        --
Accumulation unit value at end of period                       $   2.59  $   2.33  $   1.87  $   1.48  $   1.57  $   1.42        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,361     1,409     1,449     1,458     1,091       414        --

JANUS ASPEN SERIES GLOBAL TECHNOLOGY PORTFOLIO: SERVICE SHARES (10/23/2000)
Accumulation unit value at beginning of period                 $   0.38  $   0.38  $   0.26  $   0.45  $   0.72  $   1.00        --
Accumulation unit value at end of period                       $   0.41  $   0.38  $   0.38  $   0.26  $   0.45  $   0.72        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       108       126       125       131       129        --        --

JANUS ASPEN SERIES LARGE CAP GROWTH PORTFOLIO: SERVICE SHARES (10/23/2000)
Accumulation unit value at beginning of period                 $   0.62  $   0.60  $   0.46  $   0.64  $   0.87  $   1.00        --
Accumulation unit value at end of period                       $   0.64  $   0.62  $   0.60  $   0.46  $   0.64  $   0.87        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       514       632       722       759       601        --        --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 37

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                              2005      2004      2003      2002      2001      2000      1999
-----------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES MID CAP GROWTH PORTFOLIO: SERVICE SHARES (10/23/2000)
Accumulation unit value at beginning of period                 $   0.51  $   0.43  $   0.32  $   0.45  $   0.76  $   1.00        --
Accumulation unit value at end of period                       $   0.57  $   0.51  $   0.43  $   0.32  $   0.45  $   0.76        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       254       313       293       270       291        --        --

COLUMBIA ASSET ALLOCATION FUND, VARIABLE SERIES, CLASS A (4/7/2003)
(PREVIOUSLY LIBERTY ASSET ALLOCATION FUND, VARIABLE SERIES, CLASS A)
Accumulation unit value at beginning of period                 $   1.30  $   1.20  $   1.00        --        --        --        --
Accumulation unit value at end of period                       $   1.37  $   1.30  $   1.20        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       476       498       507        --        --        --        --

COLUMBIA FEDERAL SECURITIES FUND, VARIABLE SERIES, CLASS A (4/7/2003)
(PREVIOUSLY LIBERTY FEDERAL SECURITIES FUND, VARIABLE SERIES, CLASS A)
Accumulation unit value at beginning of period                 $   1.04  $   1.01  $   1.00        --        --        --        --
Accumulation unit value at end of period                       $   1.05  $   1.04  $   1.01        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,433     1,520     1,658        --        --        --        --

COLUMBIA SMALL COMPANY GROWTH FUND, VARIABLE SERIES, CLASS A (4/14/2003)
(PREVIOUSLY LIBERTY SMALL COMPANY GROWTH FUND, VARIABLE SERIES, CLASS A)
Accumulation unit value at beginning of period                 $   1.65  $   1.50  $   1.00        --        --        --        --
Accumulation unit value at end of period                       $   1.68  $   1.65  $   1.50        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       108       108       107        --        --        --        --

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                 $   0.65  $   0.61  $   0.50  $   0.70  $   0.95  $   1.00        --
Accumulation unit value at end of period                       $   0.67  $   0.65  $   0.61  $   0.50  $   0.70  $   0.95        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       807       834       938       875       662        75        --

MFS(R) INVESTORS TRUST SERIES - INITIAL CLASS (11/9/1999)
Accumulation unit value at beginning of period                 $   0.89  $   0.81  $   0.67  $   0.86  $   1.04  $   1.05  $   1.00
Accumulation unit value at end of period                       $   0.94  $   0.89  $   0.81  $   0.67  $   0.86  $   1.04  $   1.05
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,483     1,582     1,661     1,578     1,377       295        --

MFS(R) INVESTORS TRUST SERIES - SERVICE CLASS (10/23/2000)
Accumulation unit value at beginning of period                 $   0.84  $   0.77  $   0.64  $   0.82  $   0.99  $   1.00        --
Accumulation unit value at end of period                       $   0.89  $   0.84  $   0.77  $   0.64  $   0.82  $   0.99        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       505       526       535       530       324        16        --

MFS(R) NEW DISCOVERY SERIES - INITIAL CLASS (11/9/1999)
Accumulation unit value at beginning of period                 $   1.22  $   1.16  $   0.88  $   1.30  $   1.38  $   1.43  $   1.00
Accumulation unit value at end of period                       $   1.26  $   1.22  $   1.16  $   0.88  $   1.30  $   1.38  $   1.43
Number of accumulation units outstanding at end of period
(000 omitted)                                                        33        31        32        32        18        19        --

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                 $   0.81  $   0.77  $   0.58  $   0.87  $   0.93  $   1.00        --
Accumulation unit value at end of period                       $   0.84  $   0.81  $   0.77  $   0.58  $   0.87  $   0.93        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       783       901       707       441       293        35        --

MFS(R) TOTAL RETURN SERIES - INITIAL CLASS (11/9/1999)
Accumulation unit value at beginning of period                 $   1.34  $   1.22  $   1.06  $   1.13  $   1.14  $   1.00  $   1.00
Accumulation unit value at end of period                       $   1.36  $   1.34  $   1.22  $   1.06  $   1.13  $   1.14  $   1.00
Number of accumulation units outstanding at end of period
(000 omitted)                                                       100        88        89        74        77        25        --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                 $   1.23  $   1.12  $   0.98  $   1.05  $   1.06  $   1.00        --
Accumulation unit value at end of period                       $   1.25  $   1.23  $   1.12  $   0.98  $   1.05  $   1.06        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     5,779     6,230     5,443     3,949     1,861        23        --

MFS(R) UTILITIES SERIES - INITIAL CLASS (11/9/1999)
Accumulation unit value at beginning of period                 $   1.19  $   0.92  $   0.69  $   0.90  $   1.20  $   1.14  $   1.00
Accumulation unit value at end of period                       $   1.37  $   1.19  $   0.92  $   0.69  $   0.90  $   1.20  $   1.14
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,267     1,336     1,393     1,631     1,999     1,109        --

MFS(R) UTILITIES SERIES - SERVICE CLASS (10/23/2000)
Accumulation unit value at beginning of period                 $   0.98  $   0.76  $   0.57  $   0.75  $   1.01  $   1.00        --
Accumulation unit value at end of period                       $   1.13  $   0.98  $   0.76  $   0.57  $   0.75  $   1.01        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       241       287       264       209       126         7        --

38 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                              2005      2004      2003      2002      2001      2000      1999
-----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (5/21/2002)
Accumulation unit value at beginning of period                 $   1.06  $   1.01  $   0.78  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.10  $   1.06  $   1.01  $   0.78        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       504       445       242        39        --        --        --

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                 $   1.28  $   1.09  $   0.77  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.44  $   1.28  $   1.09  $   0.77        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,904     1,729       788       190        --        --        --

OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (5/21/2002)
Accumulation unit value at beginning of period                 $   1.26  $   1.17  $   0.96  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.27  $   1.26  $   1.17  $   0.96        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       223       252       209         4        --        --        --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (5/21/2002)
Accumulation unit value at beginning of period                 $   1.33  $   1.13  $   0.79  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.44  $   1.33  $   1.13  $   0.79        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       378       374       217        65        --        --        --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                 $   1.28  $   1.19  $   1.03  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.29  $   1.28  $   1.19  $   1.03        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,889     1,541     1,060       212        --        --        --

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (11/9/1999)
Accumulation unit value at beginning of period                 $   1.05  $   0.96  $   0.76  $   0.95  $   1.03  $   0.97  $   1.00
Accumulation unit value at end of period                       $   1.09  $   1.05  $   0.96  $   0.76  $   0.95  $   1.03  $   0.97
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,621     1,596     1,635     1,583       963       146        --

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (5/1/2002)
Accumulation unit value at beginning of period                 $   1.04  $   0.98  $   0.84  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.16  $   1.04  $   0.98  $   0.84        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       213       209        86        52        --        --        --

PUTNAM VT INCOME FUND - CLASS IB SHARES (11/9/1999)
Accumulation unit value at beginning of period                 $   1.27  $   1.23  $   1.19  $   1.12  $   1.06  $   0.99  $   1.00
Accumulation unit value at end of period                       $   1.28  $   1.27  $   1.23  $   1.19  $   1.12  $   1.06  $   0.99
Number of accumulation units outstanding at end of period
(000 omitted)                                                        28        34        31        79        28         5        --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (11/9/1999)
Accumulation unit value at beginning of period                 $   1.07  $   0.93  $   0.73  $   0.90  $   1.15  $   1.29  $   1.00
Accumulation unit value at end of period                       $   1.18  $   1.07  $   0.93  $   0.73  $   0.90  $   1.15  $   1.29
Number of accumulation units outstanding at end of period
(000 omitted)                                                     4,450     4,648     4,797     4,994     4,731     2,474        --

PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES FUND - CLASS IB SHARES (5/30/2000)
Accumulation unit value at beginning of period                 $   0.67  $   0.60  $   0.45  $   0.53  $   0.76  $   1.00        --
Accumulation unit value at end of period                       $   0.78  $   0.67  $   0.60  $   0.45  $   0.53  $   0.76        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       219       262       289       440       461        96        --

PUTNAM VT RESEARCH FUND - CLASS IB SHARES (5/21/2002)
Accumulation unit value at beginning of period                 $   1.06  $   1.00  $   0.81  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.10  $   1.06  $   1.00  $   0.81        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

PUTNAM VT VISTA FUND - CLASS IB SHARES (11/9/1999)
Accumulation unit value at beginning of period                 $   0.85  $   0.73  $   0.55  $   0.81  $   1.23  $   1.30  $   1.00
Accumulation unit value at end of period                       $   0.95  $   0.85  $   0.73  $   0.55  $   0.81  $   1.23  $   1.30
Number of accumulation units outstanding at end of period
(000 omitted)                                                     2,480     2,708     3,087     3,317     4,035     1,798        --

PUTNAM VT VISTA FUND - CLASS IB SHARES (5/30/2000)
Accumulation unit value at beginning of period                 $   0.64  $   0.54  $   0.41  $   0.60  $   0.92  $   1.00        --
Accumulation unit value at end of period                       $   0.70  $   0.64  $   0.54  $   0.41  $   0.60  $   0.92        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       612       843       811     1,020     1,024       152        --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 39

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                              2005      2004      2003      2002      2001      2000      1999
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period                 $   1.01  $   0.94  $   0.79  $   0.92  $   1.04  $   1.08  $   1.00
Accumulation unit value at end of period                       $   1.04  $   1.01  $   0.94  $   0.79  $   0.92  $   1.04  $   1.08
Number of accumulation units outstanding at end of period
(000 omitted)                                                       210       176       177       179       151         5        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                 $   1.06  $   1.07  $   1.08  $   1.08  $   1.05  $   1.01  $   1.00
Accumulation unit value at end of period                       $   1.08  $   1.06  $   1.07  $   1.08  $   1.08  $   1.05  $   1.01
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,149     1,454     1,720     2,516     2,250        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                 $   1.24  $   1.20  $   1.16  $   1.11  $   1.05  $   1.01  $   1.00
Accumulation unit value at end of period                       $   1.25  $   1.24  $   1.20  $   1.16  $   1.11  $   1.05  $   1.01
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,045       999       593       179        99        82        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                 $   1.31  $   1.12  $   0.81  $   1.01  $   1.00  $   1.02  $   1.00
Accumulation unit value at end of period                       $   1.47  $   1.31  $   1.12  $   0.81  $   1.01  $   1.00  $   1.02
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,284     1,141       861       536       342       244        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (10/23/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                 $   1.43  $   1.17  $   0.84  $   0.90  $   0.92  $   1.00        --
Accumulation unit value at end of period                       $   1.89  $   1.43  $   1.17  $   0.84  $   0.90  $   0.92        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        49        48        42        67        35        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (5/21/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                 $   1.04  $   0.97  $   0.81  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.12  $   1.04  $   0.97  $   0.81        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        --        --        --        --        --        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                 $   1.20  $   1.09  $   0.88  $   0.96  $   0.92  $   1.03  $   1.00
Accumulation unit value at end of period                       $   1.23  $   1.20  $   1.09  $   0.88  $   0.96  $   0.92  $   1.03
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,059     1,262     1,212     1,027       821       278        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                 $   0.69  $   0.66  $   0.52  $   0.67  $   0.83  $   1.00        --
Accumulation unit value at end of period                       $   0.72  $   0.69  $   0.66  $   0.52  $   0.67  $   0.83        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,109     1,250       172       141       217       104        --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (8/30/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                 $   1.33  $   1.23  $   1.02  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.44  $   1.33  $   1.23  $   1.02        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                         1         1        --        --        --        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                 $   0.82  $   0.81  $   0.66  $   0.85  $   1.03  $   1.15  $   1.00
Accumulation unit value at end of period                       $   0.82  $   0.82  $   0.81  $   0.66  $   0.85  $   1.03  $   1.15
Number of accumulation units outstanding at end of period
(000 omitted)                                                     3,324     3,596     3,960     4,063     3,478     1,937        --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (10/23/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                 $   0.86  $   0.79  $   0.63  $   0.82  $   0.94  $   1.00        --
Accumulation unit value at end of period                       $   0.89  $   0.86  $   0.79  $   0.63  $   0.82  $   0.94        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       565       639       728       711       450        --        --

40 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                              2005      2004      2003      2002      2001      2000      1999
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (5/30/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                 $   0.84  $   0.77  $   0.61  $   0.80  $   0.92  $   1.00        --
Accumulation unit value at end of period                       $   0.87  $   0.84  $   0.77  $   0.61  $   0.80  $   0.92        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     3,818     3,822     2,601     2,290       817        34        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (5/30/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                 $   1.16  $   1.17  $   1.16  $   1.11  $   1.06  $   1.00        --
Accumulation unit value at end of period                       $   1.17  $   1.16  $   1.17  $   1.16  $   1.11  $   1.06        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,666     1,897     1,950     1,729       799        15        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                 $   1.17  $   1.17  $   1.17  $   1.12  $   1.06  $   1.00        --
Accumulation unit value at end of period                       $   1.17  $   1.17  $   1.17  $   1.17  $   1.12  $   1.06        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,654     2,036     2,508     2,657       859       183        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                 $   1.48  $   1.26  $   0.87  $   1.06  $   1.14  $   1.11  $   1.00
Accumulation unit value at end of period                       $   1.53  $   1.48  $   1.26  $   0.87  $   1.06  $   1.14  $   1.11
Number of accumulation units outstanding at end of period
(000 omitted)                                                       394       445       419       366       276        85        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (5/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                 $   1.28  $   1.08  $   0.79  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.33  $   1.28  $   1.08  $   0.79        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       296       274       180        28        --        --        --

STI CLASSIC VARIABLE TRUST CAPITAL APPRECIATION FUND (1/29/2003)
Accumulation unit value at beginning of period                 $   1.27  $   1.20  $   1.00        --        --        --        --
Accumulation unit value at end of period                       $   1.24  $   1.27  $   1.20        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        17        17        11        --        --        --        --

STI CLASSIC VARIABLE TRUST INTERNATIONAL EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                 $   1.69  $   1.43  $   1.00        --        --        --        --
Accumulation unit value at end of period                       $   1.88  $   1.69  $   1.43        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        16        --        --        --        --        --        --

STI CLASSIC VARIABLE TRUST INVESTMENT GRADE BOND FUND (1/29/2003)
Accumulation unit value at beginning of period                 $   1.05  $   1.02  $   1.00        --        --        --        --
Accumulation unit value at end of period                       $   1.06  $   1.05  $   1.02        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                         6         6         5        --        --        --        --

STI CLASSIC VARIABLE TRUST LARGE CAP RELATIVE VALUE FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST GROWTH AND INCOME FUND)
Accumulation unit value at beginning of period                 $   1.45  $   1.28  $   1.00        --        --        --        --
Accumulation unit value at end of period                       $   1.56  $   1.45  $   1.28        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                         7         7         5        --        --        --        --

STI CLASSIC VARIABLE TRUST LARGE CAP VALUE EQUITY FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST VALUE INCOME STOCK FUND)
Accumulation unit value at beginning of period                 $   1.44  $   1.26  $   1.00        --        --        --        --
Accumulation unit value at end of period                       $   1.47  $   1.44  $   1.26        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        10        10         7        --        --        --        --

STI CLASSIC VARIABLE TRUST MID-CAP EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                 $   1.51  $   1.31  $   1.00        --        --        --        --
Accumulation unit value at end of period                       $   1.71  $   1.51  $   1.31        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        17        17         5        --        --        --        --

STI CLASSIC VARIABLE TRUST SMALL CAP VALUE EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                 $   1.72  $   1.40  $   1.00        --        --        --        --
Accumulation unit value at end of period                       $   1.90  $   1.72  $   1.40        --        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        15        --        51        --        --        --        --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 41

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                              2005      2004      2003      2002      2001      2000      1999
-----------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (8/30/2002)
Accumulation unit value at beginning of period                 $   1.47  $   1.27  $   0.98  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.51  $   1.47  $   1.27  $   0.98        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       284       242       153       186        --        --        --

VAN KAMPEN LIFE INVESTMENT TRUST GROWTH AND INCOME PORTFOLIO CLASS II SHARES (8/30/2002)
Accumulation unit value at beginning of period                 $   1.37  $   1.21  $   0.96  $   1.00        --        --        --
Accumulation unit value at end of period                       $   1.48  $   1.37  $   1.21  $   0.96        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                        60        65        50         4        --        --        --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS I SHARES (8/30/2002)
Accumulation unit value at beginning of period                 $   1.76  $   1.30  $   0.96  $   1.00        --        --        --
Accumulation unit value at end of period                       $   2.03  $   1.76  $   1.30  $   0.96        --        --        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                         3       115         1        --        --        --        --

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (3/3/2000)
Accumulation unit value at beginning of period                 $   1.02  $   0.95  $   0.79  $   0.91  $   0.99  $   1.00        --
Accumulation unit value at end of period                       $   1.06  $   1.02  $   0.95  $   0.79  $   0.91  $   0.99        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     6,499     7,105     7,439     7,879     6,593     3,351        --

WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                 $   1.03  $   0.94  $   0.76  $   1.01  $   1.09  $   1.00        --
Accumulation unit value at end of period                       $   1.05  $   1.03  $   0.94  $   0.76  $   1.01  $   1.09        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,034     1,053       969       993       569        36        --

WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (3/3/2000)
Accumulation unit value at beginning of period                 $   1.15  $   1.05  $   0.84  $   1.06  $   1.13  $   1.00        --
Accumulation unit value at end of period                       $   1.20  $   1.15  $   1.05  $   0.84  $   1.06  $   1.13        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     3,000     3,241     3,433     3,711     2,814       765        --

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (7/3/2000)
Accumulation unit value at beginning of period                 $   0.79  $   0.73  $   0.56  $   0.74  $   0.89  $   1.00        --
Accumulation unit value at end of period                       $   0.86  $   0.79  $   0.73  $   0.56  $   0.74  $   0.89        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       934       868       757       570       561        88        --

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (3/3/2000)
Accumulation unit value at beginning of period                 $   0.67  $   0.62  $   0.51  $   0.70  $   0.87  $   1.00        --
Accumulation unit value at end of period                       $   0.64  $   0.67  $   0.62  $   0.51  $   0.70  $   0.87        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                       645       687       856       870       908       340        --

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                 $   0.67  $   0.66  $   0.53  $   0.74  $   0.95  $   1.00        --
Accumulation unit value at end of period                       $   0.70  $   0.67  $   0.66  $   0.53  $   0.74  $   0.95        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                    10,433    11,414    11,837    12,545    12,015     5,711        --

WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (3/3/2000)
Accumulation unit value at beginning of period                 $   1.05  $   1.06  $   1.06  $   1.06  $   1.04  $   1.00        --
Accumulation unit value at end of period                       $   1.06  $   1.05  $   1.06  $   1.06  $   1.06  $   1.04        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,196     1,509     2,790     3,356     4,984     1,717        --

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                 $   0.40  $   0.36  $   0.25  $   0.42  $   0.56  $   1.00        --
Accumulation unit value at end of period                       $   0.42  $   0.40  $   0.36  $   0.25  $   0.42  $   0.56        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     2,904     3,073     3,239     3,394     4,983     2,024        --

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (3/3/2000)
Accumulation unit value at beginning of period                 $   1.34  $   1.30  $   1.21  $   1.14  $   1.08  $   1.00        --
Accumulation unit value at end of period                       $   1.35  $   1.34  $   1.30  $   1.21  $   1.14  $   1.08        --
Number of accumulation units outstanding at end of period
(000 omitted)                                                     1,892     2,017     2,160     2,275     1,545       660        --

42 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.30% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.48  $   1.35  $   1.00
Accumulation unit value at end of period                                                               $   1.54  $   1.48  $   1.35
Number of accumulation units outstanding at end of period (000 omitted)                                   1,292     1,057       329

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.37  $   1.30  $   1.00
Accumulation unit value at end of period                                                               $   1.47  $   1.37  $   1.30
Number of accumulation units outstanding at end of period (000 omitted)                                       7        16         7

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.55  $   1.36  $   1.00
Accumulation unit value at end of period                                                               $   1.67  $   1.55  $   1.36
Number of accumulation units outstanding at end of period (000 omitted)                                     143       146        59

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.00        --
Accumulation unit value at end of period                                                               $   1.14  $   1.08        --
Number of accumulation units outstanding at end of period (000 omitted)                                     267       169        --

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.31  $   1.26  $   1.00
Accumulation unit value at end of period                                                               $   1.36  $   1.31  $   1.26
Number of accumulation units outstanding at end of period (000 omitted)                                       7         7         5

*AIM V. I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.46  $   1.41  $   1.00
Accumulation unit value at end of period                                                               $   1.50  $   1.46  $   1.41
Number of accumulation units outstanding at end of period (000 omitted)                                     118       172       110

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.46  $   1.33  $   1.00
Accumulation unit value at end of period                                                               $   1.50  $   1.46  $   1.33
Number of accumulation units outstanding at end of period (000 omitted)                                     202       146       102

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.20  $   1.00        --
Accumulation unit value at end of period                                                               $   1.38  $   1.20        --
Number of accumulation units outstanding at end of period (000 omitted)                                   1,806       583        --

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.33  $   1.25  $   1.00
Accumulation unit value at end of period                                                               $   1.51  $   1.33  $   1.25
Number of accumulation units outstanding at end of period (000 omitted)                                     100       110        28

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (1/29/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                                         $   1.27  $   1.19  $   1.00
Accumulation unit value at end of period                                                               $   1.30  $   1.27  $   1.19
Number of accumulation units outstanding at end of period (000 omitted)                                      42        62        71

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.05  $   1.00        --
Accumulation unit value at end of period                                                               $   1.06  $   1.05        --
Number of accumulation units outstanding at end of period (000 omitted)                                   3,998     1,333        --

AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.12  $   1.00        --
Accumulation unit value at end of period                                                               $   1.25  $   1.12        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.06  $   1.00        --
Accumulation unit value at end of period                                                               $   1.07  $   1.06        --
Number of accumulation units outstanding at end of period (000 omitted)                                   1,259       407        --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 43

VARIABLE ACCOUNT CHARGES OF 1.30% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.09  $   1.00        --
Accumulation unit value at end of period                                                               $   1.13  $   1.09        --
Number of accumulation units outstanding at end of period (000 omitted)                                       1        --        --

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                                         $   1.17  $   1.00        --
Accumulation unit value at end of period                                                               $   1.22  $   1.17        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.05  $   1.00        --
Accumulation unit value at end of period                                                               $   1.06  $   1.05        --
Number of accumulation units outstanding at end of period (000 omitted)                                     730       287        --

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON APRIL 28, 2006. ON MAY 1, 2006,
NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B.

DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.13  $   1.00        --
Accumulation unit value at end of period                                                               $   1.22  $   1.13        --
Number of accumulation units outstanding at end of period (000 omitted)                                       1         1        --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00        --
Accumulation unit value at end of period                                                               $   1.05  $   1.03        --
Number of accumulation units outstanding at end of period (000 omitted)                                     598       161        --

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00        --
Accumulation unit value at end of period                                                               $   1.06  $   1.03        --
Number of accumulation units outstanding at end of period (000 omitted)                                     208       196        --

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.14  $   1.00        --
Accumulation unit value at end of period                                                               $   1.26  $   1.14        --
Number of accumulation units outstanding at end of period (000 omitted)                                       2        --        --

EVERGREEN VA BALANCED FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.21  $   1.16  $   1.00
Accumulation unit value at end of period                                                               $   1.25  $   1.21  $   1.16
Number of accumulation units outstanding at end of period (000 omitted)                                     204       224        63

EVERGREEN VA CORE BOND FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.05  $   1.02  $   1.00
Accumulation unit value at end of period                                                               $   1.06  $   1.05  $   1.02
Number of accumulation units outstanding at end of period (000 omitted)                                   3,085     2,443       940

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.41  $   1.32  $   1.00
Accumulation unit value at end of period                                                               $   1.52  $   1.41  $   1.32
Number of accumulation units outstanding at end of period (000 omitted)                                     816       590       214

EVERGREEN VA GROWTH FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.57  $   1.40  $   1.00
Accumulation unit value at end of period                                                               $   1.65  $   1.57  $   1.40
Number of accumulation units outstanding at end of period (000 omitted)                                     477       167        90

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.23  $   1.15  $   1.00
Accumulation unit value at end of period                                                               $   1.23  $   1.23  $   1.15
Number of accumulation units outstanding at end of period (000 omitted)                                   1,159       676       254

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.58  $   1.35  $   1.00
Accumulation unit value at end of period                                                               $   1.81  $   1.58  $   1.35
Number of accumulation units outstanding at end of period (000 omitted)                                     859       545       279

44 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.30% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
EVERGREEN VA OMEGA FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.49  $   1.41  $   1.00
Accumulation unit value at end of period                                                               $   1.52  $   1.49  $   1.41
Number of accumulation units outstanding at end of period (000 omitted)                                   1,211       652       253

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.56  $   1.31  $   1.00
Accumulation unit value at end of period                                                               $   1.70  $   1.56  $   1.31
Number of accumulation units outstanding at end of period (000 omitted)                                     755       725       314

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.21  $   1.14  $   1.00
Accumulation unit value at end of period                                                               $   1.19  $   1.21  $   1.14
Number of accumulation units outstanding at end of period (000 omitted)                                   2,416     1,843       485

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.48  $   1.30  $   1.00
Accumulation unit value at end of period                                                               $   1.71  $   1.48  $   1.30
Number of accumulation units outstanding at end of period (000 omitted)                                   5,644     3,317     1,254

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.37  $   1.34  $   1.00
Accumulation unit value at end of period                                                               $   1.42  $   1.37  $   1.34
Number of accumulation units outstanding at end of period (000 omitted)                                     184       196        51

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00        --
Accumulation unit value at end of period                                                               $   1.04  $   1.03        --
Number of accumulation units outstanding at end of period (000 omitted)                                   1,451       385        --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.71  $   1.39  $   1.00
Accumulation unit value at end of period                                                               $   2.00  $   1.71  $   1.39
Number of accumulation units outstanding at end of period (000 omitted)                                   1,394     1,000       424

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.64  $   1.46  $   1.00
Accumulation unit value at end of period                                                               $   1.92  $   1.64  $   1.46
Number of accumulation units outstanding at end of period (000 omitted)                                     684       487        38

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.12  $   1.00        --
Accumulation unit value at end of period                                                               $   1.13  $   1.12        --
Number of accumulation units outstanding at end of period (000 omitted)                                     827       157        --

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.82  $   1.40  $   1.00
Accumulation unit value at end of period                                                               $   2.04  $   1.82  $   1.40
Number of accumulation units outstanding at end of period (000 omitted)                                      89        86        30

FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.09  $   1.00        --
Accumulation unit value at end of period                                                               $   1.12  $   1.09        --
Number of accumulation units outstanding at end of period (000 omitted)                                      35        25        --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.68  $   1.37  $   1.00
Accumulation unit value at end of period                                                               $   1.80  $   1.68  $   1.37
Number of accumulation units outstanding at end of period (000 omitted)                                     437       410       203

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.52  $   1.38  $   1.00
Accumulation unit value at end of period                                                               $   1.57  $   1.52  $   1.38
Number of accumulation units outstanding at end of period (000 omitted)                                     253       221        94

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.40  $   1.26  $   1.00
Accumulation unit value at end of period                                                               $   1.53  $   1.40  $   1.26
Number of accumulation units outstanding at end of period (000 omitted)                                   4,526     4,252     2,446

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 45

VARIABLE ACCOUNT CHARGES OF 1.30% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.57  $   1.34  $   1.00
Accumulation unit value at end of period                                                               $   1.71  $   1.57  $   1.34
Number of accumulation units outstanding at end of period (000 omitted)                                     536       454       158

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.16  $   1.00        --
Accumulation unit value at end of period                                                               $   1.11  $   1.16        --
Number of accumulation units outstanding at end of period (000 omitted)                                   1,517       537        --

FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.12  $   1.00        --
Accumulation unit value at end of period                                                               $   1.21  $   1.12        --
Number of accumulation units outstanding at end of period (000 omitted)                                     392        96        --

GOLDMAN SACHS VIT MID CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.20  $   1.00        --
Accumulation unit value at end of period                                                               $   1.33  $   1.20        --
Number of accumulation units outstanding at end of period (000 omitted)                                   1,451       489        --

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.32  $   1.23  $   1.00
Accumulation unit value at end of period                                                               $   1.36  $   1.32  $   1.23
Number of accumulation units outstanding at end of period (000 omitted)                                      53        54        32

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.41  $   1.34  $   1.00
Accumulation unit value at end of period                                                               $   1.46  $   1.41  $   1.34
Number of accumulation units outstanding at end of period (000 omitted)                                      46        66        24

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.28  $   1.17  $   1.00
Accumulation unit value at end of period                                                               $   1.30  $   1.28  $   1.17
Number of accumulation units outstanding at end of period (000 omitted)                                   2,751     2,538     1,583

MFS(R) UTILITIES SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.72  $   1.34  $   1.00
Accumulation unit value at end of period                                                               $   1.97  $   1.72  $   1.34
Number of accumulation units outstanding at end of period (000 omitted)                                      64        67        45

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.39  $   1.32  $   1.00
Accumulation unit value at end of period                                                               $   1.43  $   1.39  $   1.32
Number of accumulation units outstanding at end of period (000 omitted)                                   1,946     1,156       312

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.72  $   1.46  $   1.00
Accumulation unit value at end of period                                                               $   1.93  $   1.72  $   1.46
Number of accumulation units outstanding at end of period (000 omitted)                                     233       155        65

OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.20  $   1.12  $   1.00
Accumulation unit value at end of period                                                               $   1.21  $   1.20  $   1.12
Number of accumulation units outstanding at end of period (000 omitted)                                     224       254       212

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.70  $   1.44  $   1.00
Accumulation unit value at end of period                                                               $   1.84  $   1.70  $   1.44
Number of accumulation units outstanding at end of period (000 omitted)                                     338       304       146

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.15  $   1.07  $   1.00
Accumulation unit value at end of period                                                               $   1.16  $   1.15  $   1.07
Number of accumulation units outstanding at end of period (000 omitted)                                   3,864     2,443     1,246

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.42  $   1.29  $   1.00
Accumulation unit value at end of period                                                               $   1.47  $   1.42  $   1.29
Number of accumulation units outstanding at end of period (000 omitted)                                      71        47        45

46 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.30% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.26  $   1.19  $   1.00
Accumulation unit value at end of period                                                               $   1.41  $   1.26  $   1.19
Number of accumulation units outstanding at end of period (000 omitted)                                      82        92        40

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.55  $   1.35  $   1.00
Accumulation unit value at end of period                                                               $   1.72  $   1.55  $   1.35
Number of accumulation units outstanding at end of period (000 omitted)                                     318       349       216

PUTNAM VT RESEARCH FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.35  $   1.27  $   1.00
Accumulation unit value at end of period                                                               $   1.40  $   1.35  $   1.27
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.19  $   1.00        --
Accumulation unit value at end of period                                                               $   1.25  $   1.19        --
Number of accumulation units outstanding at end of period (000 omitted)                                      25        30        --

PUTNAM VT VISTA FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.56  $   1.33  $   1.00
Accumulation unit value at end of period                                                               $   1.72  $   1.56  $   1.33
Number of accumulation units outstanding at end of period (000 omitted)                                      25        26        12

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                                         $   0.99  $   0.99  $   1.00
Accumulation unit value at end of period                                                               $   1.00  $   0.99  $   0.99
Number of accumulation units outstanding at end of period (000 omitted)                                     724       589       292

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                                         $   1.06  $   1.03  $   1.00
Accumulation unit value at end of period                                                               $   1.07  $   1.06  $   1.03
Number of accumulation units outstanding at end of period (000 omitted)                                   1,007     1,010       415

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                                         $   1.69  $   1.45  $   1.00
Accumulation unit value at end of period                                                               $   1.90  $   1.69  $   1.45
Number of accumulation units outstanding at end of period (000 omitted)                                   2,316       703       257

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                                         $   1.17  $   1.00        --
Accumulation unit value at end of period                                                               $   1.55  $   1.17        --
Number of accumulation units outstanding at end of period (000 omitted)                                   1,074       337        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                                         $   1.31  $   1.22  $   1.00
Accumulation unit value at end of period                                                               $   1.40  $   1.31  $   1.22
Number of accumulation units outstanding at end of period (000 omitted)                                      12        18        14

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                                         $   1.09  $   1.00        --
Accumulation unit value at end of period                                                               $   1.11  $   1.09        --
Number of accumulation units outstanding at end of period (000 omitted)                                     389        48        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                                         $   1.10  $   1.00        --
Accumulation unit value at end of period                                                               $   1.12  $   1.10        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 47

VARIABLE ACCOUNT CHARGES OF 1.30% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                                         $   1.14  $   1.00        --
Accumulation unit value at end of period                                                               $   1.29  $   1.14        --
Number of accumulation units outstanding at end of period (000 omitted)                                     337        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                                         $   1.06  $   1.00        --
Accumulation unit value at end of period                                                               $   1.11  $   1.06        --
Number of accumulation units outstanding at end of period (000 omitted)                                   2,450     1,481        --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $   1.10  $   1.00        --
Accumulation unit value at end of period                                                               $   1.14  $   1.10        --
Number of accumulation units outstanding at end of period (000 omitted)                                      10        10        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                                         $   1.36  $   1.26  $   1.00
Accumulation unit value at end of period                                                               $   1.48  $   1.36  $   1.26
Number of accumulation units outstanding at end of period (000 omitted)                                     159       101         2

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                                         $   1.29  $   1.26  $   1.00
Accumulation unit value at end of period                                                               $   1.29  $   1.29  $   1.26
Number of accumulation units outstanding at end of period (000 omitted)                                     446       473       257

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                                         $   1.41  $   1.30  $   1.00
Accumulation unit value at end of period                                                               $   1.45  $   1.41  $   1.30
Number of accumulation units outstanding at end of period (000 omitted)                                   1,433     1,256       400

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                                         $   1.10  $   1.00        --
Accumulation unit value at end of period                                                               $   1.09  $   1.10        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                                         $   1.00  $   1.00  $   1.00
Accumulation unit value at end of period                                                               $   1.00  $   1.00  $   1.00
Number of accumulation units outstanding at end of period (000 omitted)                                   1,878     1,672     1,013

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $   1.66  $   1.40  $   1.00
Accumulation unit value at end of period                                                               $   1.74  $   1.66  $   1.40
Number of accumulation units outstanding at end of period (000 omitted)                                   1,359       543        82

STI CLASSIC VARIABLE TRUST CAPITAL APPRECIATION FUND (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.27  $   1.20  $   1.00
Accumulation unit value at end of period                                                               $   1.24  $   1.27  $   1.20
Number of accumulation units outstanding at end of period (000 omitted)                                     576       223       127

STI CLASSIC VARIABLE TRUST INTERNATIONAL EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.68  $   1.43  $   1.00
Accumulation unit value at end of period                                                               $   1.88  $   1.68  $   1.43
Number of accumulation units outstanding at end of period (000 omitted)                                      30         3        --

48 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.30% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
STI CLASSIC VARIABLE TRUST INVESTMENT GRADE BOND FUND (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.05  $   1.02  $   1.00
Accumulation unit value at end of period                                                               $   1.06  $   1.05  $   1.02
Number of accumulation units outstanding at end of period (000 omitted)                                      95        97        97

STI CLASSIC VARIABLE TRUST LARGE CAP RELATIVE VALUE FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST GROWTH AND INCOME FUND)
Accumulation unit value at beginning of period                                                         $   1.45  $   1.28  $   1.00
Accumulation unit value at end of period                                                               $   1.56  $   1.45  $   1.28
Number of accumulation units outstanding at end of period (000 omitted)                                      73        65        45

STI CLASSIC VARIABLE TRUST LARGE CAP VALUE EQUITY FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST VALUE INCOME STOCK FUND)
Accumulation unit value at beginning of period                                                         $   1.44  $   1.26  $   1.00
Accumulation unit value at end of period                                                               $   1.47  $   1.44  $   1.26
Number of accumulation units outstanding at end of period (000 omitted)                                      83        90        40

STI CLASSIC VARIABLE TRUST MID-CAP EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.51  $   1.31  $   1.00
Accumulation unit value at end of period                                                               $   1.71  $   1.51  $   1.31
Number of accumulation units outstanding at end of period (000 omitted)                                      16        16        31

STI CLASSIC VARIABLE TRUST SMALL CAP VALUE EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.72  $   1.40  $   1.00
Accumulation unit value at end of period                                                               $   1.90  $   1.72  $   1.40
Number of accumulation units outstanding at end of period (000 omitted)                                     280       130        41

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.52  $   1.31  $   1.00
Accumulation unit value at end of period                                                               $   1.56  $   1.52  $   1.31
Number of accumulation units outstanding at end of period (000 omitted)                                   4,481     1,710        80

VAN KAMPEN LIFE INVESTMENT TRUST GROWTH AND INCOME PORTFOLIO CLASS II SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.46  $   1.29  $   1.00
Accumulation unit value at end of period                                                               $   1.58  $   1.46  $   1.29
Number of accumulation units outstanding at end of period (000 omitted)                                     149       135       129

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS I SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.92  $   1.42  $   1.00
Accumulation unit value at end of period                                                               $   2.22  $   1.92  $   1.42
Number of accumulation units outstanding at end of period (000 omitted)                                     107        94        44

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.38  $   1.00        --
Accumulation unit value at end of period                                                               $   1.59  $   1.38        --
Number of accumulation units outstanding at end of period (000 omitted)                                     146        89        --

WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.21  $   1.00        --
Accumulation unit value at end of period                                                               $   1.45  $   1.21        --
Number of accumulation units outstanding at end of period (000 omitted)                                     805       292        --

WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.16  $   1.00        --
Accumulation unit value at end of period                                                               $   1.27  $   1.16        --
Number of accumulation units outstanding at end of period (000 omitted)                                   1,002       293        --

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.00        --
Accumulation unit value at end of period                                                               $   1.12  $   1.08        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.00        --
Accumulation unit value at end of period                                                               $   1.10  $   1.08        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 49

VARIABLE ACCOUNT CHARGES OF 1.30% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.00        --
Accumulation unit value at end of period                                                               $   1.13  $   1.08        --
Number of accumulation units outstanding at end of period (000 omitted)                                     111        55        --

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.11  $   1.00        --
Accumulation unit value at end of period                                                               $   1.20  $   1.11        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.06  $   1.00        --
Accumulation unit value at end of period                                                               $   1.03  $   1.06        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00        --
Accumulation unit value at end of period                                                               $   1.08  $   1.03        --
Number of accumulation units outstanding at end of period (000 omitted)                                     344        52        --

WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.00  $   1.00        --
Accumulation unit value at end of period                                                               $   1.01  $   1.00        --
Number of accumulation units outstanding at end of period (000 omitted)                                      19        --        --

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.06  $   1.00        --
Accumulation unit value at end of period                                                               $   1.11  $   1.06        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00        --
Accumulation unit value at end of period                                                               $   1.04  $   1.03        --
Number of accumulation units outstanding at end of period (000 omitted)                                     303        38        --

50 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.35% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.09   $   1.00   $   0.76   $   1.00         --         --
Accumulation unit value at end of period                            $   1.13   $   1.09   $   1.00   $   0.76         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          5,288      4,663      2,514        517         --         --

AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (5/30/2000)
Accumulation unit value at beginning of period                      $   0.68   $   0.65   $   0.51   $   0.68   $   0.90   $   1.00
Accumulation unit value at end of period                            $   0.73   $   0.68   $   0.65   $   0.51   $   0.68   $   0.90
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,178      3,769      4,485      4,583      2,944        311

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.29   $   1.23   $   0.97   $   1.00         --         --
Accumulation unit value at end of period                            $   1.38   $   1.29   $   1.23   $   0.97         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             48         52         57         19         --         --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.14   $   1.00   $   0.75   $   1.00         --         --
Accumulation unit value at end of period                            $   1.22   $   1.14   $   1.00   $   0.75         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            316        328        189         18         --         --

AIM V.I. DEMOGRAPHIC TRENDS FUND, SERIES I SHARES (5/30/2000)
Accumulation unit value at beginning of period                      $   0.56   $   0.53   $   0.39   $   0.58   $   0.86   $   1.00
Accumulation unit value at end of period                            $   0.59   $   0.56   $   0.53   $   0.39   $   0.58   $   0.86
Number of accumulation units outstanding at end of period
(000 omitted)                                                            907      1,126      1,357      1,646      1,309        145

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.08   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.14   $   1.08         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            573        415         --         --         --         --

AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (5/30/2000)
Accumulation unit value at beginning of period                      $   0.68   $   0.65   $   0.53   $   0.77   $   0.89   $   1.00
Accumulation unit value at end of period                            $   0.71   $   0.68   $   0.65   $   0.53   $   0.77   $   0.89
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,387      5,048      5,814      6,560      4,983        623

*AIM V. I. PREMIER EQUITY FUND, SERIES I SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES I SHARES ON APRIL 28, 2006.

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (5/21/2002)
Accumulation unit value at beginning of period                      $   1.00   $   0.96   $   0.78   $   1.00         --         --
Accumulation unit value at end of period                            $   1.03   $   1.00   $   0.96   $   0.78         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             52         54         21          1         --         --

*AIM V. I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (5/30/2000)
Accumulation unit value at beginning of period                      $   0.43   $   0.41   $   0.29   $   0.51   $   0.69   $   1.00
Accumulation unit value at end of period                            $   0.44   $   0.43   $   0.41   $   0.29   $   0.51   $   0.69
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,798      2,773      2,911      2,423      2,237        456

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (5/30/2000)
Accumulation unit value at beginning of period                      $   1.05   $   0.96   $   0.74   $   0.96   $   0.97   $   1.00
Accumulation unit value at end of period                            $   1.09   $   1.05   $   0.96   $   0.74   $   0.96   $   0.97
Number of accumulation units outstanding at end of period
(000 omitted)                                                         11,167     11,742     11,403     10,906      4,722        292

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                      $   1.20   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.38   $   1.20         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,191      1,509         --         --         --         --

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (5/30/2000)
Accumulation unit value at beginning of period                      $   0.58   $   0.54   $   0.44   $   0.65   $   0.80   $   1.00
Accumulation unit value at end of period                            $   0.65   $   0.58   $   0.54   $   0.44   $   0.65   $   0.80
Number of accumulation units outstanding at end of period
(000 omitted)                                                          6,450      6,937      7,475      7,706      5,808        700

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (5/21/2002)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                      $   1.14   $   1.06   $   0.91   $   1.00         --         --
Accumulation unit value at end of period                            $   1.16   $   1.14   $   1.06   $   0.91         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            335        311        222         71         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 51

VARIABLE ACCOUNT CHARGES OF 1.35% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.05   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.06   $   1.05         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          7,886      3,481         --         --         --         --

AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.12   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.25   $   1.12         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.06   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.07   $   1.06         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,430      1,074         --         --         --         --

AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.09   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.13   $   1.09         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              7          7         --         --         --         --

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                      $   1.17   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.22   $   1.17         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             23         34         --         --         --         --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                      $   1.04   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.06   $   1.04         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,664        939         --         --         --         --

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON APRIL 28, 2006. ON MAY 1,
2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B

DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.13   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.22   $   1.13         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             15          7         --         --         --         --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.03   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.03         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,140        500         --         --         --         --

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.03   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.06   $   1.03         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             14         14         --         --         --         --

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.14   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.26   $   1.14         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             19         19         --         --         --         --

EVERGREEN VA BALANCED FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.19   $   1.14   $   1.00   $   1.00         --         --
Accumulation unit value at end of period                            $   1.23   $   1.19   $   1.14   $   1.00         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            219        154        126         26         --         --

EVERGREEN VA CORE BOND FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.09   $   1.06   $   1.04   $   1.00         --         --
Accumulation unit value at end of period                            $   1.09   $   1.09   $   1.06   $   1.04         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          6,711      4,784      2,717        756         --         --

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 1 (5/30/2000)
Accumulation unit value at beginning of period                      $   1.04   $   0.97   $   0.75   $   0.90   $   1.04   $   1.00
Accumulation unit value at end of period                            $   1.12   $   1.04   $   0.97   $   0.75   $   0.90   $   1.04
Number of accumulation units outstanding at end of period
(000 omitted)                                                            634        311        321        395        178          6

52 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.35% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (8/30/2002)
Accumulation unit value at beginning of period                      $   1.32   $   1.23   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.42   $   1.32   $   1.23   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,763      1,618      1,035          2         --         --

EVERGREEN VA GROWTH FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.51   $   1.35   $   0.99   $   1.00         --         --
Accumulation unit value at end of period                            $   1.58   $   1.51   $   1.35   $   0.99         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,244        476        360         47         --         --

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.29   $   1.21   $   1.04   $   1.00         --         --
Accumulation unit value at end of period                            $   1.29   $   1.29   $   1.21   $   1.04         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,966      2,036      1,259        336         --         --

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 1 (12/8/2003)
Accumulation unit value at beginning of period                      $   1.23   $   1.05   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.41   $   1.23   $   1.05         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            895        742        542         --         --         --

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.41   $   1.20   $   0.93   $   1.00         --         --
Accumulation unit value at end of period                            $   1.61   $   1.41   $   1.20   $   0.93         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,702      2,238      1,662        145         --         --

EVERGREEN VA OMEGA FUND - CLASS 1 (5/30/2000)
Accumulation unit value at beginning of period                      $   0.74   $   0.70   $   0.51   $   0.69   $   0.82   $   1.00
Accumulation unit value at end of period                            $   0.76   $   0.74   $   0.70   $   0.51   $   0.69   $   0.82
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,770      3,115      3,258      3,609      3,028        703

EVERGREEN VA OMEGA FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.40   $   1.33   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.43   $   1.40   $   1.33   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,207      2,378      1,218        276         --         --

EVERGREEN VA SPECIAL VALUES FUND - CLASS 1 (5/30/2000)
Accumulation unit value at beginning of period                      $   1.78   $   1.50   $   1.18   $   1.36   $   1.17   $   1.00
Accumulation unit value at end of period                            $   1.95   $   1.78   $   1.50   $   1.18   $   1.36   $   1.17
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,441      2,441      2,255      2,265      1,562          7

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.44   $   1.22   $   0.95   $   1.00         --         --
Accumulation unit value at end of period                            $   1.57   $   1.44   $   1.22   $   0.95         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,015      1,945      1,491        396         --         --

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 1 (5/30/2000)
Accumulation unit value at beginning of period                      $   1.53   $   1.43   $   1.24   $   1.09   $   1.04   $   1.00
Accumulation unit value at end of period                            $   1.50   $   1.53   $   1.43   $   1.24   $   1.09   $   1.04
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,921      1,633      1,799      1,607        732         --

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.33   $   1.24   $   1.08   $   1.00         --         --
Accumulation unit value at end of period                            $   1.30   $   1.33   $   1.24   $   1.08         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,857      2,395      1,435        325         --         --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                      $   1.08   $   0.95   $   0.75   $   0.84   $   0.97   $   1.00
Accumulation unit value at end of period                            $   1.25   $   1.08   $   0.95   $   0.75   $   0.84   $   0.97
Number of accumulation units outstanding at end of period
(000 omitted)                                                          6,482      6,694      6,068      5,134      1,866        191

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                      $   1.24   $   1.09   $   0.86   $   1.00         --         --
Accumulation unit value at end of period                            $   1.43   $   1.24   $   1.09   $   0.86         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                         12,402      8,496      4,477        395         --         --

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                      $   0.99   $   0.98   $   0.75   $   1.00         --         --
Accumulation unit value at end of period                            $   1.03   $   0.99   $   0.98   $   0.75         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            621        634        465        108         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 53

VARIABLE ACCOUNT CHARGES OF 1.35% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP HIGH INCOME PORTFOLIO SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                      $   0.99   $   0.92   $   0.73   $   0.72   $   0.82   $   1.00
Accumulation unit value at end of period                            $   1.00   $   0.99   $   0.92   $   0.73   $   0.72   $   0.82
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,620      1,946      2,482      1,948      1,031         50

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.03   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.04   $   1.03         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,064      1,283         --         --         --         --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                      $   1.72   $   1.40   $   1.02   $   1.15   $   1.21   $   1.00
Accumulation unit value at end of period                            $   2.00   $   1.72   $   1.40   $   1.02   $   1.15   $   1.21
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,708      4,904      5,042      4,911      2,607        222

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                      $   1.42   $   1.16   $   0.85   $   1.00         --         --
Accumulation unit value at end of period                            $   1.65   $   1.42   $   1.16   $   0.85         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,237      3,712      3,204        503         --         --

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                      $   1.19   $   1.06   $   0.75   $   1.00         --         --
Accumulation unit value at end of period                            $   1.39   $   1.19   $   1.06   $   0.75         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,008      1,575         74          4         --         --

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.12   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.13   $   1.12         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            614        525         --         --         --         --

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                      $   1.62   $   1.25   $   0.93   $   1.00         --         --
Accumulation unit value at end of period                            $   1.82   $   1.62   $   1.25   $   0.93         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            365        332        181          8         --         --

FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.09   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.12   $   1.09         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             29         28         --         --         --         --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (5/21/2002)
Accumulation unit value at beginning of period                      $   1.27   $   1.04   $   0.80   $   1.00         --         --
Accumulation unit value at end of period                            $   1.36   $   1.27   $   1.04   $   0.80         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            957        791        575         61         --         --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (5/30/2000)
Accumulation unit value at beginning of period                      $   0.79   $   0.71   $   0.53   $   0.75   $   0.90   $   1.00
Accumulation unit value at end of period                            $   0.81   $   0.79   $   0.71   $   0.53   $   0.75   $   0.90
Number of accumulation units outstanding at end of period
(000 omitted)                                                          5,706      5,930      5,842      4,909      4,683        349

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (5/30/2000)
Accumulation unit value at beginning of period                      $   1.38   $   1.24   $   1.00   $   1.15   $   1.09   $   1.00
Accumulation unit value at end of period                            $   1.50   $   1.38   $   1.24   $   1.00   $   1.15   $   1.09
Number of accumulation units outstanding at end of period
(000 omitted)                                                         15,468     16,072     14,168      6,327      1,374         15

FTVIPT TEMPLETON DEVELOPING MARKETS SECURITIES FUND - CLASS 2 (5/30/2000)
Accumulation unit value at beginning of period                      $   1.45   $   1.18   $   0.78   $   0.79   $   0.87   $   1.00
Accumulation unit value at end of period                            $   1.82   $   1.45   $   1.18   $   0.78   $   0.79   $   0.87
Number of accumulation units outstanding at end of period
(000 omitted)                                                            416        254        265        239        116          7

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (5/30/2000)
Accumulation unit value at beginning of period                      $   1.03   $   0.88   $   0.68   $   0.84   $   1.02   $   1.00
Accumulation unit value at end of period                            $   1.12   $   1.03   $   0.88   $   0.68   $   0.84   $   1.02
Number of accumulation units outstanding at end of period
(000 omitted)                                                          5,454      4,969      3,675      2,373      1,576         53

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.16   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.11   $   1.16         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,008      1,342         --         --         --         --

54 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.35% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.12   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.21   $   1.12         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            211        201         --         --         --         --

GOLDMAN SACHS VIT MID CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                      $   1.20   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.33   $   1.20         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,646      1,276         --         --         --         --

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                      $   0.65   $   0.60   $   0.50   $   0.70   $   0.95   $   1.00
Accumulation unit value at end of period                            $   0.67   $   0.65   $   0.60   $   0.50   $   0.70   $   0.95
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,407      2,642      2,708      2,832      1,928        187

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                      $   0.87   $   0.83   $   0.63   $   0.94   $   1.01   $   1.00
Accumulation unit value at end of period                            $   0.91   $   0.87   $   0.83   $   0.63   $   0.94   $   1.01
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,343      1,365      1,295        832        454         76

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                      $   1.29   $   1.17   $   1.03   $   1.10   $   1.11   $   1.00
Accumulation unit value at end of period                            $   1.30   $   1.29   $   1.17   $   1.03   $   1.10   $   1.11
Number of accumulation units outstanding at end of period
(000 omitted)                                                         18,578     18,107     16,041      8,646      3,493        141

MFS(R) UTILITIES SERIES - SERVICE CLASS (5/21/2002)
Accumulation unit value at beginning of period                      $   1.50   $   1.17   $   0.87   $   1.00         --         --
Accumulation unit value at end of period                            $   1.72   $   1.50   $   1.17   $   0.87         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            216        242        149          5         --         --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.06   $   1.01   $   0.78   $   1.00         --         --
Accumulation unit value at end of period                            $   1.10   $   1.06   $   1.01   $   0.78         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,631      2,949      1,137        163         --         --

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.27   $   1.08   $   0.77   $   1.00         --         --
Accumulation unit value at end of period                            $   1.42   $   1.27   $   1.08   $   0.77         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,030        732        620         56         --         --

OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.26   $   1.17   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.26   $   1.26   $   1.17   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            706        843        617         76         --         --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.33   $   1.13   $   0.79   $   1.00         --         --
Accumulation unit value at end of period                            $   1.44   $   1.33   $   1.13   $   0.79         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,005      1,058        824         87         --         --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.28   $   1.19   $   1.03   $   1.00         --         --
Accumulation unit value at end of period                            $   1.29   $   1.28   $   1.19   $   1.03         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          5,961      4,666      2,419        148         --         --

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (5/30/2000)
Accumulation unit value at beginning of period                      $   1.08   $   0.99   $   0.79   $   0.98   $   1.07   $   1.00
Accumulation unit value at end of period                            $   1.13   $   1.08   $   0.99   $   0.79   $   0.98   $   1.07
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,667      1,729      1,701      1,879      1,109         17

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.20   $   1.14   $   0.97   $   1.00         --         --
Accumulation unit value at end of period                            $   1.34   $   1.20   $   1.14   $   0.97         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            131        133        147          7         --         --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.15   $   1.01   $   0.79   $   1.00         --         --
Accumulation unit value at end of period                            $   1.28   $   1.15   $   1.01   $   0.79         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,006      2,012      1,723        544         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT -55

VARIABLE ACCOUNT CHARGES OF 1.35% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES FUND - CLASS IB SHARES (5/30/2000)
Accumulation unit value at beginning of period                      $   0.67   $   0.60   $   0.45   $   0.53   $   0.76   $   1.00
Accumulation unit value at end of period                            $   0.78   $   0.67   $   0.60   $   0.45   $   0.53   $   0.76
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,129      1,200      1,252      1,444      1,359        155

PUTNAM VT RESEARCH FUND - CLASS IB SHARES (5/21/2002)
Accumulation unit value at beginning of period                      $   1.06   $   1.00   $   0.81   $   1.00         --         --
Accumulation unit value at end of period                            $   1.10   $   1.06   $   1.00   $   0.81         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            154        164        173          7         --         --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.19   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.25   $   1.19         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             10          5         --         --         --         --

PUTNAM VT VISTA FUND - CLASS IB SHARES (5/30/2000)
Accumulation unit value at beginning of period                      $   0.63   $   0.54   $   0.41   $   0.60   $   0.92   $   1.00
Accumulation unit value at end of period                            $   0.70   $   0.63   $   0.54   $   0.41   $   0.60   $   0.92
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,053      2,468      3,036      3,391      7,086        487

RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (5/30/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period                      $   0.95   $   0.88   $   0.74   $   0.86   $   0.98   $   1.00
Accumulation unit value at end of period                            $   0.98   $   0.95   $   0.88   $   0.74   $   0.86   $   0.98
Number of accumulation units outstanding at end of period
(000 omitted)                                                            363        418        407        300        200          3

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (5/30/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                      $   1.03   $   1.04   $   1.05   $   1.05   $   1.03   $   1.00
Accumulation unit value at end of period                            $   1.05   $   1.03   $   1.04   $   1.05   $   1.05   $   1.03
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,189      2,285      2,810      3,130      3,857        618

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (5/21/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                      $   1.10   $   1.07   $   1.04   $   1.00         --         --
Accumulation unit value at end of period                            $   1.11   $   1.10   $   1.07   $   1.04         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,772      3,020      1,965        309         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (5/21/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                      $   1.27   $   1.09   $   0.78   $   1.00         --         --
Accumulation unit value at end of period                            $   1.42   $   1.27   $   1.09   $   0.78         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,025      1,215      1,143        309         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                      $   1.17   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.55   $   1.17         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,977      1,018         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (5/21/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                      $   1.04   $   0.97   $   0.81   $   1.00         --         --
Accumulation unit value at end of period                            $   1.11   $   1.04   $   0.97   $   0.81         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             21         24         64         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                      $   1.09   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.11   $   1.09         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            518        102         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                      $   1.10   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.12   $   1.10         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

56 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.35% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                      $   1.14   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.28   $   1.14         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                      $   1.05   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.10   $   1.05         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          5,948      4,432         --         --         --         --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                      $   1.10   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.14   $   1.10         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             15          4         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (8/30/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                      $   1.32   $   1.23   $   1.02   $   1.00         --         --
Accumulation unit value at end of period                            $   1.44   $   1.32   $   1.23   $   1.02         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            409        323         20         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (5/30/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                      $   0.73   $   0.71   $   0.58   $   0.75   $   0.92   $   1.00
Accumulation unit value at end of period                            $   0.73   $   0.73   $   0.71   $   0.58   $   0.75   $   0.92
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,017      2,974      2,025        683        193         32

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (5/30/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                      $   0.84   $   0.77   $   0.61   $   0.80   $   0.92   $   1.00
Accumulation unit value at end of period                            $   0.86   $   0.84   $   0.77   $   0.61   $   0.80   $   0.92
Number of accumulation units outstanding at end of period
(000 omitted)                                                          5,706      5,760      6,015      4,960      1,756        110

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                      $   1.10   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.09   $   1.10         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (5/30/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                      $   1.16   $   1.16   $   1.16   $   1.11   $   1.06   $   1.00
Accumulation unit value at end of period                            $   1.16   $   1.16   $   1.16   $   1.16   $   1.11   $   1.06
Number of accumulation units outstanding at end of period
(000 omitted)                                                          5,626      6,160      7,749      5,451      1,321         34

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (5/30/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                      $   1.34   $   1.14   $   0.78   $   0.96   $   1.04   $   1.00
Accumulation unit value at end of period                            $   1.38   $   1.34   $   1.14   $   0.78   $   0.96   $   1.04
Number of accumulation units outstanding at end of period
(000 omitted)                                                            270        221        214        161         57         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (5/21/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                      $   1.27   $   1.07   $   0.79   $   1.00         --         --
Accumulation unit value at end of period                            $   1.32   $   1.27   $   1.07   $   0.79         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,634      1,986        384         45         --         --

STI CLASSIC VARIABLE TRUST CAPITAL APPRECIATION FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.27   $   1.20   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.24   $   1.27   $   1.20         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            948        461        190         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 57

VARIABLE ACCOUNT CHARGES OF 1.35% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
STI CLASSIC VARIABLE TRUST INTERNATIONAL EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.68   $   1.43   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.87   $   1.68   $   1.43         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              6         --         --         --         --         --

STI CLASSIC VARIABLE TRUST INVESTMENT GRADE BOND FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.04   $   1.01   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.04   $   1.01         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              6          6          6         --         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP RELATIVE VALUE FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST GROWTH AND INCOME FUND)
Accumulation unit value at beginning of period                      $   1.45   $   1.28   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.55   $   1.45   $   1.28         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             20         21          2         --         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP VALUE EQUITY FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST VALUE INCOME STOCK FUND)
Accumulation unit value at beginning of period                      $   1.43   $   1.26   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.47   $   1.43   $   1.26         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             92         95         78         --         --         --

STI CLASSIC VARIABLE TRUST MID-CAP EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.51   $   1.31   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.70   $   1.51   $   1.31         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             21         22          7         --         --         --

STI CLASSIC VARIABLE TRUST SMALL CAP VALUE EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.72   $   1.40   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.90   $   1.72   $   1.40         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            465        277         26         --         --         --

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.47   $   1.26   $   0.98   $   1.00         --         --
Accumulation unit value at end of period                            $   1.51   $   1.47   $   1.26   $   0.98         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          8,835      4,515        914        169         --         --

VAN KAMPEN LIFE INVESTMENT TRUST GROWTH AND INCOME PORTFOLIO CLASS II SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.36   $   1.21   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.48   $   1.36   $   1.21   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            452        499        282         74         --         --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS I SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.75   $   1.30   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   2.02   $   1.75   $   1.30   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            118        141         91          1         --         --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.38   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.59   $   1.38         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            224        147         --         --         --         --

WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                      $   1.20   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.44   $   1.20         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,561        853         --         --         --         --

WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.16   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.27   $   1.16         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,911        915         --         --         --         --

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (4/30/2004)
Accumulation unit value at beginning of period                      $   1.08   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.12   $   1.08         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

58 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.35% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                      $   1.08   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.10   $   1.08         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (4/30/2004)
Accumulation unit value at beginning of period                      $   1.08   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.13   $   1.08         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             71         47         --         --         --         --

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                      $   1.11   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.20   $   1.11         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                      $   1.06   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.03   $   1.06         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                      $   1.03   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.07   $   1.03         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            330         43         --         --         --         --

WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (4/30/2004)
Accumulation unit value at beginning of period                      $   1.00   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.01   $   1.00         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              5         --         --         --         --         --

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                      $   1.06   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.11   $   1.06         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (4/30/2004)
Accumulation unit value at beginning of period                      $   1.03   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.04   $   1.03         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            249         65         --         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 59

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                              2005       2004       2003       2002       2001
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (7/31/2002)
Accumulation unit value at beginning of period                                 $   1.37   $   1.25   $   0.95   $   1.00         --
Accumulation unit value at end of period                                       $   1.42   $   1.37   $   1.25   $   0.95         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      870        898        614         11         --

AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (8/26/1999)
Accumulation unit value at beginning of period                                 $   0.95   $   0.91   $   0.71   $   0.95   $   1.26
Accumulation unit value at end of period                                       $   1.02   $   0.95   $   0.91   $   0.71   $   0.95
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,133      2,822      2,936      3,287      4,269

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (3/1/2002)
Accumulation unit value at beginning of period                                 $   1.06   $   1.01   $   0.79   $   1.00         --
Accumulation unit value at end of period                                       $   1.13   $   1.06   $   1.01   $   0.79         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      234        212         71         --         --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES I SHARES (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.45   $   1.28   $   0.96   $   1.23   $   1.36
Accumulation unit value at end of period                                       $   1.57   $   1.45   $   1.28   $   0.96   $   1.23
Number of accumulation units outstanding
at end of period (000 omitted)                                                      404        610        634        620        592

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (8/30/2002)
Accumulation unit value at beginning of period                                 $   1.43   $   1.25   $   0.94   $   1.00         --
Accumulation unit value at end of period                                       $   1.54   $   1.43   $   1.25   $   0.94         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      108        109         86         --         --

AIM V.I. CORE EQUITY FUND, SERIES I SHARES* (10/30/1997)
Accumulation unit value at beginning of period                                 $   1.21   $   1.13   $   0.92   $   1.10   $   1.45
Accumulation unit value at end of period                                       $   1.26   $   1.21   $   1.13   $   0.92   $   1.10
Number of accumulation units outstanding
at end of period (000 omitted)                                                    3,274      4,188      4,903      5,619      6,927

*AIM V. I. PREMIER EQUITY FUND, SERIES I SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES I SHARES ON APRIL 28, 2006.

AIM V.I. INTERNATIONAL GROWTH FUND, SERIES I SHARES (10/30/1997)
Accumulation unit value at beginning of period                                 $   1.26   $   1.03   $   0.81   $   0.97   $   1.29
Accumulation unit value at end of period                                       $   1.46   $   1.26   $   1.03   $   0.81   $   0.97
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,766      2,223      2,748      2,968      3,616

AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (10/30/1997)
Accumulation unit value at beginning of period                                 $   1.10   $   1.06   $   0.86   $   1.25   $   1.45
Accumulation unit value at end of period                                       $   1.15   $   1.10   $   1.06   $   0.86   $   1.25
Number of accumulation units outstanding
at end of period (000 omitted)                                                    6,624      7,985      9,246     10,223     11,706

*AIM V. I. PREMIER EQUITY FUND, SERIES I SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES I SHARES ON APRIL 28, 2006.

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (3/1/2002)
Accumulation unit value at beginning of period                                 $   0.95   $   0.91   $   0.74   $   1.00         --
Accumulation unit value at end of period                                       $   0.99   $   0.95   $   0.91   $   0.74         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       46         46         26         --         --

*AIM V. I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (9/22/1999)
Accumulation unit value at beginning of period                                 $   0.67   $   0.65   $   0.46   $   0.79   $   1.08
Accumulation unit value at end of period                                       $   0.68   $   0.67   $   0.65   $   0.46   $   0.79
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,202      1,283      1,451      1,387      1,958

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (8/30/2002)
Accumulation unit value at beginning of period                                 $   1.36   $   1.24   $   0.95   $   1.00         --
Accumulation unit value at end of period                                       $   1.41   $   1.36   $   1.24   $   0.95         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      407        363        215          2         --

YEAR ENDED DEC. 31,                                                              2000       1999       1998       1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (7/31/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (8/26/1999)
Accumulation unit value at beginning of period                                 $   1.43   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.26   $   1.43         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    3,037         57         --         --         --

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (3/1/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES I SHARES (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.26   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.36   $   1.26         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      480          1         --         --         --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (8/30/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

AIM V.I. CORE EQUITY FUND, SERIES I SHARES* (10/30/1997)
Accumulation unit value at beginning of period                                 $   1.72   $   1.30   $   1.03   $   1.00         --
Accumulation unit value at end of period                                       $   1.45   $   1.72   $   1.30   $   1.03         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    7,597      5,343      2,495         69         --

*AIM V. I. PREMIER EQUITY FUND, SERIES I SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES I SHARES ON APRIL 28, 2006.

AIM V.I. INTERNATIONAL GROWTH FUND, SERIES I SHARES (10/30/1997)
Accumulation unit value at beginning of period                                 $   1.77   $   1.16   $   1.02   $   1.00         --
Accumulation unit value at end of period                                       $   1.29   $   1.77   $   1.16   $   1.02         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    3,510      3,074        866         57         --

AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (10/30/1997)
Accumulation unit value at beginning of period                                 $   1.72   $   1.34   $   1.03   $   1.00         --
Accumulation unit value at end of period                                       $   1.45   $   1.72   $   1.34   $   1.03         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                   11,388      5,638      1,779         66         --

*AIM V. I. PREMIER EQUITY FUND, SERIES I SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES I SHARES ON APRIL 28, 2006.

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (3/1/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

*AIM V. I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.40   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.08   $   1.40         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,278        105         --         --         --

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (8/30/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

60 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                              2005       2004       2003       2002       2001
-----------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                 $   1.20   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.38   $   1.20         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,056        303         --         --         --

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (9/22/1999)
Accumulation unit value at beginning of period                                 $   0.70   $   0.65   $   0.54   $   0.79   $   0.96
Accumulation unit value at end of period                                       $   0.79   $   0.70   $   0.65   $   0.54   $   0.79
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,130      2,021      2,140      2,312      2,574

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (1/29/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                 $   1.24   $   1.15   $   1.00         --         --
Accumulation unit value at end of period                                       $   1.27   $   1.24   $   1.15         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       64         53          8         --         --

ALLIANCEBERNSTEIN VPS U.S. GOVERNMENT/HIGH GRADE SECURITIES PORTFOLIO (CLASS B) (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.28   $   1.25   $   1.23   $   1.16   $   1.09
Accumulation unit value at end of period                                       $   1.29   $   1.28   $   1.25   $   1.23   $   1.16
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,149      1,347      1,392      1,554      1,282

AMERICAN CENTURY VP INCOME & GROWTH, CLASS I (10/5/1998)
Accumulation unit value at beginning of period                                 $   1.31   $   1.18   $   0.92   $   1.16   $   1.28
Accumulation unit value at end of period                                       $   1.35   $   1.31   $   1.18   $   0.92   $   1.16
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,390      1,530      1,720      1,915      2,134

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                 $   1.05   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.06   $   1.05         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    3,417        474         --         --         --

AMERICAN CENTURY VP VALUE, CLASS I (10/5/1998)
Accumulation unit value at beginning of period                                 $   1.76   $   1.56   $   1.23   $   1.42   $   1.28
Accumulation unit value at end of period                                       $   1.82   $   1.76   $   1.56   $   1.23   $   1.42
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,092      1,163      1,280      1,440      1,719

AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                 $   1.09   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.13   $   1.09         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       13          5         --         --         --

BARON CAPITAL ASSET FUND - INSURANCE SHARES (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.70   $   1.37   $   1.07   $   1.27   $   1.14
Accumulation unit value at end of period                                       $   1.73   $   1.70   $   1.37   $   1.07   $   1.27
Number of accumulation units outstanding
at end of period (000 omitted)                                                      441        480        522        518        617

CREDIT SUISSE TRUST - MID-CAP GROWTH PORTFOLIO (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.16   $   1.04   $   0.73   $   1.05   $   1.28
Accumulation unit value at end of period                                       $   1.22   $   1.16   $   1.04   $   0.73   $   1.05
Number of accumulation units outstanding
at end of period (000 omitted)                                                       46         54         97         73        125

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                 $   1.03   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.05   $   1.03         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      542         80         --         --         --

YEAR ENDED DEC. 31,                                                              2000       1999       1998       1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.17   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   0.96   $   1.17         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    3,368         56         --         --         --

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (1/29/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

ALLIANCEBERNSTEIN VPS U.S. GOVERNMENT/HIGH GRADE SECURITIES PORTFOLIO (CLASS B) (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.00   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.09   $   1.00         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      743          7         --         --         --

AMERICAN CENTURY VP INCOME & GROWTH, CLASS I (10/5/1998)
Accumulation unit value at beginning of period                                 $   1.46   $   1.25   $   1.00         --         --
Accumulation unit value at end of period                                       $   1.28   $   1.46   $   1.25         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,294      1,834        137         --         --

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

AMERICAN CENTURY VP VALUE, CLASS I (10/5/1998)
Accumulation unit value at beginning of period                                 $   1.10   $   1.12   $   1.00         --         --
Accumulation unit value at end of period                                       $   1.28   $   1.10   $   1.12         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,929      1,252        157         --         --

AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

BARON CAPITAL ASSET FUND - INSURANCE SHARES (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.19   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.14   $   1.19         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,639         31         --         --         --

CREDIT SUISSE TRUST - MID-CAP GROWTH PORTFOLIO (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.31   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.28   $   1.31         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      795          6         --         --         --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 61

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                              2005       2004       2003       2002       2001
-----------------------------------------------------------------------------------------------------------------------------------
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC., INITIAL SHARES (8/26/1999)
Accumulation unit value at beginning of period                                 $   0.75   $   0.72   $   0.58   $   0.82   $   1.08
Accumulation unit value at end of period                                       $   0.77   $   0.75   $   0.72   $   0.58   $   0.82
Number of accumulation units outstanding
at end of period (000 omitted)                                                      419        461        433        431        434

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                 $   1.03   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.06   $   1.03         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       58         33         --         --         --

DREYFUS VARIABLE INVESTMENT FUND DISCIPLINED STOCK PORTFOLIO, INITIAL SHARES (8/26/1999)
Accumulation unit value at beginning of period                                 $   0.86   $   0.81   $   0.66   $   0.87   $   1.02
Accumulation unit value at end of period                                       $   0.90   $   0.86   $   0.81   $   0.66   $   0.87
Number of accumulation units outstanding
at end of period (000 omitted)                                                      298        428        588        666        725

DREYFUS VARIABLE INVESTMENT FUND SMALL COMPANY STOCK PORTFOLIO, INITIAL SHARES (8/26/1999)
Accumulation unit value at beginning of period                                 $   1.55   $   1.32   $   0.94   $   1.19   $   1.22
Accumulation unit value at end of period                                       $   1.54   $   1.55   $   1.32   $   0.94   $   1.19
Number of accumulation units outstanding
at end of period (000 omitted)                                                       10         17         18         20         20

EVERGREEN VA BALANCED FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                 $   1.19   $   1.14   $   1.00   $   1.00         --
Accumulation unit value at end of period                                       $   1.23   $   1.19   $   1.14   $   1.00         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      114        103         76         --         --

EVERGREEN VA CORE BOND FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                 $   1.08   $   1.06   $   1.04   $   1.00         --
Accumulation unit value at end of period                                       $   1.09   $   1.08   $   1.06   $   1.04         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,472      2,284      1,363        106         --

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (8/30/2002)
Accumulation unit value at beginning of period                                 $   1.32   $   1.23   $   0.96   $   1.00         --
Accumulation unit value at end of period                                       $   1.41   $   1.32   $   1.23   $   0.96         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,000        624        458         --         --

EVERGREEN VA GROWTH FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                 $   1.51   $   1.35   $   0.99   $   1.00         --
Accumulation unit value at end of period                                       $   1.58   $   1.51   $   1.35   $   0.99         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      267        205        138          4         --

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                 $   1.29   $   1.21   $   1.04   $   1.00         --
Accumulation unit value at end of period                                       $   1.29   $   1.29   $   1.21   $   1.04         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      763        952        751        103         --

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                 $   1.41   $   1.20   $   0.93   $   1.00         --
Accumulation unit value at end of period                                       $   1.61   $   1.41   $   1.20   $   0.93         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      623        663        493         12         --

EVERGREEN VA OMEGA FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                 $   1.40   $   1.33   $   0.96   $   1.00         --
Accumulation unit value at end of period                                       $   1.43   $   1.40   $   1.33   $   0.96         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      573        580        441         13         --

YEAR ENDED DEC. 31,                                                              2000       1999       1998       1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC., INITIAL SHARES (8/26/1999)
Accumulation unit value at beginning of period                                 $   1.23   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.08   $   1.23         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      423        123         --         --         --

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

DREYFUS VARIABLE INVESTMENT FUND DISCIPLINED STOCK PORTFOLIO, INITIAL SHARES (8/26/1999)
Accumulation unit value at beginning of period                                 $   1.13   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.02   $   1.13         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      843        135         --         --         --

DREYFUS VARIABLE INVESTMENT FUND SMALL COMPANY STOCK PORTFOLIO, INITIAL SHARES (8/26/1999)
Accumulation unit value at beginning of period                                 $   1.14   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.22   $   1.14         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       20          1         --         --         --

EVERGREEN VA BALANCED FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

EVERGREEN VA CORE BOND FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (8/30/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

EVERGREEN VA GROWTH FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

EVERGREEN VA OMEGA FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

62   - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                              2005       2004       2003       2002       2001
-----------------------------------------------------------------------------------------------------------------------------------
EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                 $   1.44   $   1.21   $   0.95   $   1.00         --
Accumulation unit value at end of period                                       $   1.57   $   1.44   $   1.21   $   0.95         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,360      1,273        460          7         --

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                 $   1.33   $   1.24   $   1.08   $   1.00         --
Accumulation unit value at end of period                                       $   1.29   $   1.33   $   1.24   $   1.08         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,518      2,479        927          4         --

FIDELITY(R) VIP BALANCED PORTFOLIO SERVICE CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                                 $   1.10   $   1.06   $   0.91   $   1.00         --
Accumulation unit value at end of period                                       $   1.14   $   1.10   $   1.06   $   0.91         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       56         46         13         --         --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (8/30/2002)
Accumulation unit value at beginning of period                                 $   1.39   $   1.23   $   0.97   $   1.00         --
Accumulation unit value at end of period                                       $   1.60   $   1.39   $   1.23   $   0.97         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    5,827      3,099      1,289          8         --

FIDELITY(R) VIP DYNAMIC CAPITAL APPRECIATION PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                                 $   1.07   $   1.07   $   0.87   $   0.95   $   1.00
Accumulation unit value at end of period                                       $   1.27   $   1.07   $   1.07   $   0.87   $   0.95
Number of accumulation units outstanding
at end of period (000 omitted)                                                       91         75         59          7          1

FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO SERVICE CLASS (9/22/1999)
Accumulation unit value at beginning of period                                 $   0.94   $   0.90   $   0.74   $   0.90   $   1.00
Accumulation unit value at end of period                                       $   0.99   $   0.94   $   0.90   $   0.74   $   0.90
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,630      1,820      1,884      1,684      1,678

FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO SERVICE CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                                 $   1.06   $   1.02   $   0.85   $   1.00         --
Accumulation unit value at end of period                                       $   1.12   $   1.06   $   1.02   $   0.85         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      312        299          1         --         --

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                                 $   0.97   $   0.95   $   0.73   $   1.00         --
Accumulation unit value at end of period                                       $   1.01   $   0.97   $   0.95   $   0.73         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      744        882        256         14         --

FIDELITY(R) VIP HIGH INCOME PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                                 $   1.25   $   1.16   $   0.93   $   0.91   $   1.00
Accumulation unit value at end of period                                       $   1.26   $   1.25   $   1.16   $   0.93   $   0.91
Number of accumulation units outstanding
at end of period (000 omitted)                                                      208        190        108         24          3

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS (9/22/1999)
Accumulation unit value at beginning of period                                 $   2.33   $   1.90   $   1.39   $   1.56   $   1.64
Accumulation unit value at end of period                                       $   2.72   $   2.33   $   1.90   $   1.39   $   1.56
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,747      1,964      2,236      2,384      2,142

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                                 $   1.58   $   1.29   $   0.94   $   1.06   $   1.00
Accumulation unit value at end of period                                       $   1.84   $   1.58   $   1.29   $   0.94   $   1.06
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,336      1,901      1,151        250         94

YEAR ENDED DEC. 31,                                                              2000       1999       1998       1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

FIDELITY(R) VIP BALANCED PORTFOLIO SERVICE CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (8/30/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

FIDELITY(R) VIP DYNAMIC CAPITAL APPRECIATION PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO SERVICE CLASS (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.05   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.00   $   1.05         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,383         71         --         --         --

FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO SERVICE CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

FIDELITY(R) VIP HIGH INCOME PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.24   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.64   $   1.24         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,714         44         --         --         --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 63

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                              2005       2004       2003       2002       2001
-----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS (9/22/1999)
Accumulation unit value at beginning of period                                 $   0.95   $   0.85   $   0.60   $   0.76   $   0.98
Accumulation unit value at end of period                                       $   1.11   $   0.95   $   0.85   $   0.60   $   0.76
Number of accumulation units outstanding
at end of period (000 omitted)                                                      465        499        510        568        529

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                 $   1.63   $   1.46   $   1.00         --         --
Accumulation unit value at end of period                                       $   1.91   $   1.63   $   1.46         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      906        193          1         --         --

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                                 $   1.41   $   1.26   $   0.97   $   0.99   $   0.99
Accumulation unit value at end of period                                       $   1.41   $   1.41   $   1.26   $   0.97   $   0.99
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,286      1,054        597        224        101

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (9/22/1999)
Accumulation unit value at beginning of period                                 $   2.34   $   1.80   $   1.34   $   1.33   $   1.25
Accumulation unit value at end of period                                       $   2.61   $   2.34   $   1.80   $   1.34   $   1.33
Number of accumulation units outstanding
at end of period (000 omitted)                                                      734        760        676        542        325

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                                 $   1.40   $   1.14   $   0.88   $   1.00         --
Accumulation unit value at end of period                                       $   1.50   $   1.40   $   1.14   $   0.88         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      873        749        442         55         --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                                 $   0.53   $   0.48   $   0.36   $   0.51   $   0.61
Accumulation unit value at end of period                                       $   0.55   $   0.53   $   0.48   $   0.36   $   0.51
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,089      2,279      1,928        967        723

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.47   $   1.32   $   1.07   $   1.23   $   1.17
Accumulation unit value at end of period                                       $   1.60   $   1.47   $   1.32   $   1.07   $   1.23
Number of accumulation units outstanding
at end of period (000 omitted)                                                   11,340     11,643      4,692        966        546

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                                 $   1.28   $   1.09   $   0.84   $   1.00         --
Accumulation unit value at end of period                                       $   1.39   $   1.28   $   1.09   $   0.84         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,549      1,200      1,018        286         --

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                 $   1.16   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.11   $   1.16         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,290        196         --         --         --

GOLDMAN SACHS VIT CAPITAL GROWTH FUND (9/22/1999)
Accumulation unit value at beginning of period                                 $   0.87   $   0.81   $   0.66   $   0.88   $   1.05
Accumulation unit value at end of period                                       $   0.88   $   0.87   $   0.81   $   0.66   $   0.88
Number of accumulation units outstanding
at end of period (000 omitted)                                                      426        462        442        462        626

GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND (9/22/1999)
(PREVIOUSLY GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND)
Accumulation unit value at beginning of period                                 $   0.97   $   0.85   $   0.67   $   0.87   $   1.00
Accumulation unit value at end of period                                       $   1.02   $   0.97   $   0.85   $   0.67   $   0.87
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,581      1,430      1,449      1,109      1,183

YEAR ENDED DEC. 31,                                                              2000       1999       1998       1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.23   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   0.98   $   1.23         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      516         33         --         --         --

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   0.99         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       34         --         --         --         --

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (9/22/1999)
Accumulation unit value at beginning of period                                 $   0.97   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.25   $   0.97         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      202          1         --         --         --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   0.61         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      260         --         --         --         --

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.05   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.17   $   1.05         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      170         31         --         --         --

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

GOLDMAN SACHS VIT CAPITAL GROWTH FUND (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.16   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.05   $   1.16         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      613        226         --         --         --

GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND (9/22/1999)
(PREVIOUSLY GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND)
Accumulation unit value at beginning of period                                 $   1.12   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.00   $   1.12         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,247        480         --         --         --

64 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                              2005       2004       2003       2002       2001
-----------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT INTERNATIONAL EQUITY FUND (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.00   $   0.89   $   0.67   $   0.83   $   1.08
Accumulation unit value at end of period                                       $   1.12   $   1.00   $   0.89   $   0.67   $   0.83
Number of accumulation units outstanding
at end of period (000 omitted)                                                      191        137        125        113         84

GOLDMAN SACHS VIT MID CAP VALUE FUND (10/4/1999)
Accumulation unit value at beginning of period                                 $   2.06   $   1.66   $   1.31   $   1.40   $   1.26
Accumulation unit value at end of period                                       $   2.30   $   2.06   $   1.66   $   1.31   $   1.40
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,230        591        432        423        280

JANUS ASPEN SERIES BALANCED PORTFOLIO: INSTITUTIONAL SHARES (10/30/1997)
Accumulation unit value at beginning of period                                 $   1.70   $   1.59   $   1.41   $   1.53   $   1.63
Accumulation unit value at end of period                                       $   1.81   $   1.70   $   1.59   $   1.41   $   1.53
Number of accumulation units outstanding
at end of period (000 omitted)                                                    5,177      6,202      7,217      8,096      9,901

JANUS ASPEN SERIES GLOBAL TECHNOLOGY PORTFOLIO: SERVICE SHARES (5/2/2000)
Accumulation unit value at beginning of period                                 $   0.35   $   0.35   $   0.25   $   0.42   $   0.68
Accumulation unit value at end of period                                       $   0.39   $   0.35   $   0.35   $   0.25   $   0.42
Number of accumulation units outstanding
at end of period (000 omitted)                                                      843        717        751        779        878

JANUS ASPEN SERIES INTERNATIONAL GROWTH PORTFOLIO: SERVICE SHARES (5/2/2000)
Accumulation unit value at beginning of period                                 $   0.68   $   0.58   $   0.44   $   0.60   $   0.80
Accumulation unit value at end of period                                       $   0.89   $   0.68   $   0.58   $   0.44   $   0.60
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,039        951      2,119      1,323      1,719

JANUS ASPEN SERIES LARGE CAP GROWTH PORTFOLIO: SERVICE SHARES (5/2/2000)
Accumulation unit value at beginning of period                                 $   0.58   $   0.57   $   0.44   $   0.61   $   0.82
Accumulation unit value at end of period                                       $   0.60   $   0.58   $   0.57   $   0.44   $   0.61
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,775      1,862      2,188      2,583      3,385

JANUS ASPEN SERIES MID CAP GROWTH PORTFOLIO: SERVICE SHARES (5/2/2000)
Accumulation unit value at beginning of period                                 $   0.47   $   0.39   $   0.30   $   0.42   $   0.70
Accumulation unit value at end of period                                       $   0.52   $   0.47   $   0.39   $   0.30   $   0.42
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,293      1,661      1,578      1,833      2,218

JANUS ASPEN SERIES WORLDWIDE GROWTH PORTFOLIO: INSTITUTIONAL SHARES (10/30/1997)
Accumulation unit value at beginning of period                                 $   1.25   $   1.21   $   0.99   $   1.34   $   1.76
Accumulation unit value at end of period                                       $   1.30   $   1.25   $   1.21   $   0.99   $   1.34
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,653      3,304      3,909      4,305      5,322

JPMORGAN U.S. LARGE CAP CORE EQUITY PORTFOLIO (9/22/1999)
Accumulation unit value at beginning of period                                 $   0.82   $   0.76   $   0.60   $   0.81   $   0.94
Accumulation unit value at end of period                                       $   0.82   $   0.82   $   0.76   $   0.60   $   0.81
Number of accumulation units outstanding
at end of period (000 omitted)                                                      902        786        826        719        700

LAZARD RETIREMENT EQUITY PORTFOLIO (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.01   $   0.92   $   0.75   $   0.91   $   1.00
Accumulation unit value at end of period                                       $   1.03   $   1.01   $   0.92   $   0.75   $   0.91
Number of accumulation units outstanding
at end of period (000 omitted)                                                      104        127        133        122        168

LAZARD RETIREMENT INTERNATIONAL EQUITY PORTFOLIO (9/22/1999)
Accumulation unit value at beginning of period                                 $   0.91   $   0.80   $   0.63   $   0.72   $   0.96
Accumulation unit value at end of period                                       $   0.99   $   0.91   $   0.80   $   0.63   $   0.72
Number of accumulation units outstanding
at end of period (000 omitted)                                                      157        147        133         79         82

YEAR ENDED DEC. 31,                                                              2000       1999       1998       1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT INTERNATIONAL EQUITY FUND (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.27   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.08   $   1.27         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      195         30         --         --         --

GOLDMAN SACHS VIT MID CAP VALUE FUND (10/4/1999)
Accumulation unit value at beginning of period                                 $   0.98   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.26   $   0.98         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       64         79         --         --         --

JANUS ASPEN SERIES BALANCED PORTFOLIO: INSTITUTIONAL SHARES (10/30/1997)
Accumulation unit value at beginning of period                                 $   1.69   $   1.35   $   1.02   $   1.00         --
Accumulation unit value at end of period                                       $   1.63   $   1.69   $   1.35   $   1.02         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                   11,285      8,581      2,680         69         --

JANUS ASPEN SERIES GLOBAL TECHNOLOGY PORTFOLIO: SERVICE SHARES (5/2/2000)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   0.68         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      898         --         --         --         --

JANUS ASPEN SERIES INTERNATIONAL GROWTH PORTFOLIO: SERVICE SHARES (5/2/2000)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   0.80         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,304         --         --         --         --

JANUS ASPEN SERIES LARGE CAP GROWTH PORTFOLIO: SERVICE SHARES (5/2/2000)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   0.82         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,472         --         --         --         --

JANUS ASPEN SERIES MID CAP GROWTH PORTFOLIO: SERVICE SHARES (5/2/2000)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   0.70         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,737         --         --         --         --

JANUS ASPEN SERIES WORLDWIDE GROWTH PORTFOLIO: INSTITUTIONAL SHARES (10/30/1997)
Accumulation unit value at beginning of period                                 $   2.11   $   1.30   $   1.03   $   1.00         --
Accumulation unit value at end of period                                       $   1.76   $   2.11   $   1.30   $   1.03         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    5,746      3,751      1,721         62         --

JPMORGAN U.S. LARGE CAP CORE EQUITY PORTFOLIO (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.07   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   0.94   $   1.07         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      673         51         --         --         --

LAZARD RETIREMENT EQUITY PORTFOLIO (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.01   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.00   $   1.01         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      154          1         --         --         --

LAZARD RETIREMENT INTERNATIONAL EQUITY PORTFOLIO (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.07   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   0.96   $   1.07         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       62          1         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 65

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                              2005       2004       2003       2002       2001
-----------------------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                                 $   1.32   $   1.23   $   1.00         --         --
Accumulation unit value at end of period                                       $   1.36   $   1.32   $   1.23         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      145        214         58         --         --

MFS(R) INVESTORS TRUST SERIES - INITIAL CLASS (3/3/2000)
Accumulation unit value at beginning of period                                 $   0.87   $   0.79   $   0.66   $   0.84   $   1.02
Accumulation unit value at end of period                                       $   0.92   $   0.87   $   0.79   $   0.66   $   0.84
Number of accumulation units outstanding
at end of period (000 omitted)                                                      657        588        505        346        219

MFS(R) INVESTORS TRUST SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                                 $   1.05   $   0.96   $   0.80   $   1.00         --
Accumulation unit value at end of period                                       $   1.11   $   1.05   $   0.96   $   0.80         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      184        189          5         --         --

MFS(R) NEW DISCOVERY SERIES - INITIAL CLASS (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.24   $   1.18   $   0.89   $   1.33   $   1.42
Accumulation unit value at end of period                                       $   1.29   $   1.24   $   1.18   $   0.89   $   1.33
Number of accumulation units outstanding
at end of period (000 omitted)                                                      994      1,044      1,301      1,252      1,506

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                                 $   1.01   $   0.97   $   0.73   $   1.00         --
Accumulation unit value at end of period                                       $   1.05   $   1.01   $   0.97   $   0.73         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      203        227        180         20         --

MFS(R) RESEARCH SERIES - INITIAL CLASS (9/22/1999)
Accumulation unit value at beginning of period                                 $   0.88   $   0.77   $   0.63   $   0.85   $   1.09
Accumulation unit value at end of period                                       $   0.94   $   0.88   $   0.77   $   0.63   $   0.85
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,120      1,634      1,404      1,695      1,873

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                                 $   1.16   $   1.06   $   0.93   $   1.00         --
Accumulation unit value at end of period                                       $   1.17   $   1.16   $   1.06   $   0.93         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    3,304      3,221      1,510         11         --

MFS(R) UTILITIES SERIES - INITIAL CLASS (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.24   $   0.97   $   0.72   $   0.95   $   1.27
Accumulation unit value at end of period                                       $   1.43   $   1.24   $   0.97   $   0.72   $   0.95
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,748      1,935      1,996      2,205      2,550

MFS(R) UTILITIES SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                                 $   1.46   $   1.14   $   0.85   $   1.00         --
Accumulation unit value at end of period                                       $   1.67   $   1.46   $   1.14   $   0.85         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      159         55         38          6         --

OPCAP EQUITY PORTFOLIO (10/30/1997)
Accumulation unit value at beginning of period                                 $   1.29   $   1.17   $   0.92   $   1.19   $   1.30
Accumulation unit value at end of period                                       $   1.36   $   1.29   $   1.17   $   0.92   $   1.19
Number of accumulation units outstanding
at end of period (000 omitted)                                                      942      1,139      1,313      1,473      1,734

OPCAP MANAGED PORTFOLIO (2/21/1995)
Accumulation unit value at beginning of period                                 $   2.28   $   2.08   $   1.73   $   2.12   $   2.26
Accumulation unit value at end of period                                       $   2.36   $   2.28   $   2.08   $   1.73   $   2.12
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,932      2,613      3,074      3,505      4,419

YEAR ENDED DEC. 31,                                                              2000       1999       1998       1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

MFS(R) INVESTORS TRUST SERIES - INITIAL CLASS (3/3/2000)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   1.02         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       67         --         --         --         --

MFS(R) INVESTORS TRUST SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

MFS(R) NEW DISCOVERY SERIES - INITIAL CLASS (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.47   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.42   $   1.47         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,229         64         --         --         --

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

MFS(R) RESEARCH SERIES - INITIAL CLASS (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.16   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.09   $   1.16         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,902        242         --         --         --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

MFS(R) UTILITIES SERIES - INITIAL CLASS (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.20   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.27   $   1.20         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,939         30         --         --         --

MFS(R) UTILITIES SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

OPCAP EQUITY PORTFOLIO (10/30/1997)
Accumulation unit value at beginning of period                                 $   1.20   $   1.19   $   1.07   $   1.00         --
Accumulation unit value at end of period                                       $   1.30   $   1.20   $   1.19   $   1.07         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,097      1,705      1,059         63         --

OPCAP MANAGED PORTFOLIO (2/21/1995)
Accumulation unit value at beginning of period                                 $   2.09   $   2.02   $   1.91   $   1.58   $   1.31
Accumulation unit value at end of period                                       $   2.26   $   2.09   $   2.02   $   1.91   $   1.58
Number of accumulation units outstanding
at end of period (000 omitted)                                                    5,334      5,792      5,686      4,134      2,462

66 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                              2005       2004       2003       2002       2001
-----------------------------------------------------------------------------------------------------------------------------------
OPCAP SMALL CAP PORTFOLIO (10/30/1997)
Accumulation unit value at beginning of period                                 $   1.68   $   1.45   $   1.03   $   1.33   $   1.25
Accumulation unit value at end of period                                       $   1.66   $   1.68   $   1.45   $   1.03   $   1.33
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,533      1,781      2,149      2,331      2,776

OPPENHEIMER CAPITAL APPRECIATION FUND/VA (10/30/1997)
Accumulation unit value at beginning of period                                 $   1.44   $   1.37   $   1.06   $   1.47   $   1.71
Accumulation unit value at end of period                                       $   1.50   $   1.44   $   1.37   $   1.06   $   1.47
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,982      3,602      4,247      4,574      5,441

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (8/30/2002)
Accumulation unit value at beginning of period                                 $   1.31   $   1.25   $   0.97   $   1.00         --
Accumulation unit value at end of period                                       $   1.35   $   1.31   $   1.25   $   0.97         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      300        302        167         --         --

OPPENHEIMER GLOBAL SECURITIES FUND/VA (8/26/1999)
Accumulation unit value at beginning of period                                 $   1.64   $   1.40   $   0.99   $   1.29   $   1.49
Accumulation unit value at end of period                                       $   1.85   $   1.64   $   1.40   $   0.99   $   1.29
Number of accumulation units outstanding
at end of period (000 omitted)                                                      166        219        151        154        158

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                                 $   1.28   $   1.09   $   0.77   $   1.00         --
Accumulation unit value at end of period                                       $   1.43   $   1.28   $   1.09   $   0.77         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      833        690        347         12         --

OPPENHEIMER HIGH INCOME FUND/VA (10/30/1997)
Accumulation unit value at beginning of period                                 $   1.24   $   1.16   $   0.95   $   0.98   $   0.98
Accumulation unit value at end of period                                       $   1.26   $   1.24   $   1.16   $   0.95   $   0.98
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,977      2,447      2,742      3,065      3,906

OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                 $   1.29   $   1.21   $   1.00         --         --
Accumulation unit value at end of period                                       $   1.30   $   1.29   $   1.21         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      486        491        449         --         --

OPPENHEIMER MAIN STREET FUND/VA (8/26/1999)
Accumulation unit value at beginning of period                                 $   0.95   $   0.88   $   0.71   $   0.88   $   0.99
Accumulation unit value at end of period                                       $   0.99   $   0.95   $   0.88   $   0.71   $   0.88
Number of accumulation units outstanding
at end of period (000 omitted)                                                      449        560        465        538        591

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (7/31/2002)
Accumulation unit value at beginning of period                                 $   1.59   $   1.35   $   0.95   $   1.00         --
Accumulation unit value at end of period                                       $   1.72   $   1.59   $   1.35   $   0.95         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      355        322        247          4         --

OPPENHEIMER STRATEGIC BOND FUND/VA (8/26/1999)
Accumulation unit value at beginning of period                                 $   1.43   $   1.34   $   1.15   $   1.08   $   1.05
Accumulation unit value at end of period                                       $   1.45   $   1.43   $   1.34   $   1.15   $   1.08
Number of accumulation units outstanding
at end of period (000 omitted)                                                      276        275        247        268        238

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                                 $   1.27   $   1.19   $   1.03   $   1.00         --
Accumulation unit value at end of period                                       $   1.29   $   1.27   $   1.19   $   1.03         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    4,642      2,922      1,544         10         --

YEAR ENDED DEC. 31,                                                              2000       1999       1998       1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
OPCAP SMALL CAP PORTFOLIO (10/30/1997)
Accumulation unit value at beginning of period                                 $   0.88   $   0.91   $   1.01   $   1.00         --
Accumulation unit value at end of period                                       $   1.25   $   0.88   $   0.91   $   1.01         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    3,515      2,984      1,413         87         --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA (10/30/1997)
Accumulation unit value at beginning of period                                 $   1.73   $   1.24   $   1.02   $   1.00         --
Accumulation unit value at end of period                                       $   1.71   $   1.73   $   1.24   $   1.02         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    6,036      4,244      1,867         67         --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (8/30/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

OPPENHEIMER GLOBAL SECURITIES FUND/VA (8/26/1999)
Accumulation unit value at beginning of period                                 $   1.44   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.49   $   1.44         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      155          1         --         --         --

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

OPPENHEIMER HIGH INCOME FUND/VA (10/30/1997)
Accumulation unit value at beginning of period                                 $   1.03   $   1.00   $   1.01   $   1.00         --
Accumulation unit value at end of period                                       $   0.98   $   1.03   $   1.00   $   1.01         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    4,453      3,718      2,185         77         --

OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

OPPENHEIMER MAIN STREET FUND/VA (8/26/1999)
Accumulation unit value at beginning of period                                 $   1.10   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   0.99   $   1.10         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      680         34         --         --         --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (7/31/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

OPPENHEIMER STRATEGIC BOND FUND/VA (8/26/1999)
Accumulation unit value at beginning of period                                 $   1.04   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.05   $   1.04         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      268         44         --         --         --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 67

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                              2005       2004       2003       2002       2001
-----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME FUND - CLASS IA SHARES (2/21/1995)
Accumulation unit value at beginning of period                                 $   1.73   $   1.60   $   1.35   $   1.29   $   1.26
Accumulation unit value at end of period                                       $   1.76   $   1.73   $   1.60   $   1.35   $   1.29
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,144      2,899      3,536      4,181      5,433

PUTNAM VT DIVERSIFIED INCOME FUND - CLASS IB SHARES (10/5/1998)
Accumulation unit value at beginning of period                                 $   1.34   $   1.25   $   1.06   $   1.01   $   0.99
Accumulation unit value at end of period                                       $   1.37   $   1.34   $   1.25   $   1.06   $   1.01
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,973      2,283      2,512      2,872      3,528

PUTNAM VT GLOBAL EQUITY FUND - CLASS IA SHARES (6/10/1997)
Accumulation unit value at beginning of period                                 $   1.10   $   0.98   $   0.77   $   1.00   $   1.44
Accumulation unit value at end of period                                       $   1.18   $   1.10   $   0.98   $   0.77   $   1.00
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,148      1,504      1,853      2,036      2,188

PUTNAM VT GROWTH AND INCOME FUND - CLASS IA SHARES (2/21/1995)
Accumulation unit value at beginning of period                                 $   2.34   $   2.13   $   1.69   $   2.11   $   2.28
Accumulation unit value at end of period                                       $   2.43   $   2.34   $   2.13   $   1.69   $   2.11
Number of accumulation units outstanding
at end of period (000 omitted)                                                    3,345      4,457      5,362      6,087      7,387

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (10/5/1998)
Accumulation unit value at beginning of period                                 $   1.28   $   1.16   $   0.93   $   1.16   $   1.26
Accumulation unit value at end of period                                       $   1.32   $   1.28   $   1.16   $   0.93   $   1.16
Number of accumulation units outstanding
at end of period (000 omitted)                                                    4,185      4,645      5,239      5,706      6,280

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (5/1/2002)
Accumulation unit value at beginning of period                                 $   1.03   $   0.98   $   0.84   $   1.00         --
Accumulation unit value at end of period                                       $   1.15   $   1.03   $   0.98   $   0.84         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      167        147         87         12         --

PUTNAM VT HIGH YIELD FUND - CLASS IA SHARES (2/21/1995)
Accumulation unit value at beginning of period                                 $   1.72   $   1.57   $   1.26   $   1.28   $   1.25
Accumulation unit value at end of period                                       $   1.75   $   1.72   $   1.57   $   1.26   $   1.28
Number of accumulation units outstanding
at end of period (000 omitted)                                                      870      1,300      1,564      1,898      2,714

PUTNAM VT HIGH YIELD FUND - CLASS IB SHARES (10/5/1998)
Accumulation unit value at beginning of period                                 $   1.29   $   1.19   $   0.95   $   0.97   $   0.95
Accumulation unit value at end of period                                       $   1.31   $   1.29   $   1.19   $   0.95   $   0.97
Number of accumulation units outstanding
at end of period (000 omitted)                                                      974      1,139      1,246      1,409      1,726

PUTNAM VT INCOME FUND - CLASS IB SHARES (3/1/2002)
Accumulation unit value at beginning of period                                 $   1.11   $   1.08   $   1.05   $   1.00         --
Accumulation unit value at end of period                                       $   1.12   $   1.11   $   1.08   $   1.05         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       45         45         82          7         --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.10   $   0.96   $   0.76   $   0.93   $   1.19
Accumulation unit value at end of period                                       $   1.21   $   1.10   $   0.96   $   0.76   $   0.93
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,185      2,258      2,177      1,856      1,775

PUTNAM VT INTERNATIONAL GROWTH AND INCOME FUND - CLASS IB
SHARES (8/26/1999)
Accumulation unit value at beginning of period                                 $   1.16   $   0.97   $   0.72   $   0.84   $   1.08
Accumulation unit value at end of period                                       $   1.31   $   1.16   $   0.97   $   0.72   $   0.84
Number of accumulation units outstanding
at end of period (000 omitted)                                                        8          7          7         42         55

YEAR ENDED DEC. 31,                                                              2000       1999       1998       1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME FUND - CLASS IA SHARES (2/21/1995)
Accumulation unit value at beginning of period                                 $   1.27   $   1.27   $   1.30   $   1.23   $   1.15
Accumulation unit value at end of period                                       $   1.26   $   1.27   $   1.27   $   1.30   $   1.23
Number of accumulation units outstanding
at end of period (000 omitted)                                                    6,502      6,356      5,963      3,151      1,824

PUTNAM VT DIVERSIFIED INCOME FUND - CLASS IB SHARES (10/5/1998)
Accumulation unit value at beginning of period                                 $   1.01   $   1.00   $   1.00         --         --
Accumulation unit value at end of period                                       $   0.99   $   1.01   $   1.00         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    4,032      2,911        344         --         --

PUTNAM VT GLOBAL EQUITY FUND - CLASS IA SHARES (6/10/1997)
Accumulation unit value at beginning of period                                 $   2.08   $   1.28   $   1.00   $   1.00         --
Accumulation unit value at end of period                                       $   1.44   $   2.08   $   1.28   $   1.00         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,852      1,412        996        388         --

PUTNAM VT GROWTH AND INCOME FUND - CLASS IA SHARES (2/21/1995)
Accumulation unit value at beginning of period                                 $   2.14   $   2.14   $   1.88   $   1.53   $   1.27
Accumulation unit value at end of period                                       $   2.28   $   2.14   $   2.14   $   1.88   $   1.53
Number of accumulation units outstanding
at end of period (000 omitted)                                                    8,782      9,311      9,161      6,452      3,655

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (10/5/1998)
Accumulation unit value at beginning of period                                 $   1.18   $   1.18   $   1.00         --         --
Accumulation unit value at end of period                                       $   1.26   $   1.18   $   1.18         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    6,616      4,302        239         --         --

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (5/1/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

PUTNAM VT HIGH YIELD FUND - CLASS IA SHARES (2/21/1995)
Accumulation unit value at beginning of period                                 $   1.38   $   1.33   $   1.43   $   1.27   $   1.14
Accumulation unit value at end of period                                       $   1.25   $   1.38   $   1.33   $   1.43   $   1.27
Number of accumulation units outstanding
at end of period (000 omitted)                                                    3,230      3,544      3,846      2,321      1,270

PUTNAM VT HIGH YIELD FUND - CLASS IB SHARES (10/5/1998)
Accumulation unit value at beginning of period                                 $   1.05   $   1.01   $   1.00         --         --
Accumulation unit value at end of period                                       $   0.95   $   1.05   $   1.01         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,912      1,297        130         --         --

PUTNAM VT INCOME FUND - CLASS IB SHARES (3/1/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.33   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.19   $   1.33         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,192        347         --         --         --

PUTNAM VT INTERNATIONAL GROWTH AND INCOME FUND - CLASS IB
SHARES (8/26/1999)
Accumulation unit value at beginning of period                                 $   1.08   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.08   $   1.08         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      174          7         --         --         --

68 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                              2005       2004       2003       2002       2001
-----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES FUND - CLASS IB SHARES (9/22/1999)
Accumulation unit value at beginning of period                                 $   0.81   $   0.73   $   0.55   $   0.65   $   0.93
Accumulation unit value at end of period                                       $   0.95   $   0.81   $   0.73   $   0.55   $   0.65
Number of accumulation units outstanding
at end of period (000 omitted)                                                      461        485      1,788        762      3,607

PUTNAM VT NEW OPPORTUNITIES FUND - CLASS IA SHARES (2/21/1995)
Accumulation unit value at beginning of period                                 $   1.86   $   1.70   $   1.30   $   1.89   $   2.74
Accumulation unit value at end of period                                       $   2.02   $   1.86   $   1.70   $   1.30   $   1.89
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,187      2,928      3,442      4,079      4,835

PUTNAM VT RESEARCH FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                                 $   1.35   $   1.27   $   1.00         --         --
Accumulation unit value at end of period                                       $   1.39   $   1.35   $   1.27         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                        3          3          3         --         --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                 $   1.19   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.25   $   1.19         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       27          4         --         --         --

PUTNAM VT VISTA FUND - CLASS IB SHARES (8/26/1999)
Accumulation unit value at beginning of period                                 $   0.96   $   0.82   $   0.63   $   0.92   $   1.40
Accumulation unit value at end of period                                       $   1.07   $   0.96   $   0.82   $   0.63   $   0.92
Number of accumulation units outstanding
at end of period (000 omitted)                                                      851        922        951        888        782

PUTNAM VT VOYAGER FUND - CLASS IA SHARES (6/10/1997)
Accumulation unit value at beginning of period                                 $   1.30   $   1.25   $   1.01   $   1.39   $   1.82
Accumulation unit value at end of period                                       $   1.36   $   1.30   $   1.25   $   1.01   $   1.39
Number of accumulation units outstanding
at end of period (000 omitted)                                                      604        747        906      1,025      1,116

PUTNAM VT VOYAGER FUND - CLASS IB SHARES (10/5/1998)
Accumulation unit value at beginning of period                                 $   1.24   $   1.20   $   0.97   $   1.34   $   1.76
Accumulation unit value at end of period                                       $   1.30   $   1.24   $   1.20   $   0.97   $   1.34
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,658      3,108      3,645      4,080      4,806

RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period                                 $   1.93   $   1.79   $   1.51   $   1.76   $   1.99
Accumulation unit value at end of period                                       $   1.98   $   1.93   $   1.79   $   1.51   $   1.76
Number of accumulation units outstanding
at end of period (000 omitted)                                                    3,221      4,136      5,043      5,336      6,404

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                 $   1.24   $   1.25   $   1.26   $   1.26   $   1.24
Accumulation unit value at end of period                                       $   1.26   $   1.24   $   1.25   $   1.26   $   1.26
Number of accumulation units outstanding
at end of period (000 omitted)                                                    6,630      7,059      5,254      8,572      8,409

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                 $   1.62   $   1.58   $   1.53   $   1.47   $   1.38
Accumulation unit value at end of period                                       $   1.63   $   1.62   $   1.58   $   1.53   $   1.47
Number of accumulation units outstanding
at end of period (000 omitted)                                                    8,279      9,515      7,119      7,272      8,923

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (5/2/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                 $   1.31   $   1.12   $   0.80   $   1.01   $   1.00
Accumulation unit value at end of period                                       $   1.46   $   1.31   $   1.12   $   0.80   $   1.01
Number of accumulation units outstanding
at end of period (000 omitted)                                                      532        451        276        182        147

YEAR ENDED DEC. 31,                                                              2000       1999       1998       1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES FUND - CLASS IB SHARES (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.53   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   0.93   $   1.53         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      847         35         --         --         --

PUTNAM VT NEW OPPORTUNITIES FUND - CLASS IA SHARES (2/21/1995)
Accumulation unit value at beginning of period                                 $   3.76   $   2.25   $   1.84   $   1.51   $   1.39
Accumulation unit value at end of period                                       $   2.74   $   3.76   $   2.25   $   1.84   $   1.51
Number of accumulation units outstanding
at end of period (000 omitted)                                                    5,123      5,476      5,798      4,575      2,980

PUTNAM VT RESEARCH FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

PUTNAM VT VISTA FUND - CLASS IB SHARES (8/26/1999)
Accumulation unit value at beginning of period                                 $   1.48   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.40   $   1.48         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      403          1         --         --         --

PUTNAM VT VOYAGER FUND - CLASS IA SHARES (6/10/1997)
Accumulation unit value at beginning of period                                 $   2.21   $   1.41   $   1.15   $   1.00         --
Accumulation unit value at end of period                                       $   1.82   $   2.21   $   1.41   $   1.15         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,105        743        440        148         --

PUTNAM VT VOYAGER FUND - CLASS IB SHARES (10/5/1998)
Accumulation unit value at beginning of period                                 $   2.14   $   1.37   $   1.00         --         --
Accumulation unit value at end of period                                       $   1.76   $   2.14   $   1.37         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    5,289      2,959        125         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period                                 $   2.07   $   1.83   $   1.60   $   1.36   $   1.18
Accumulation unit value at end of period                                       $   1.99   $   2.07   $   1.83   $   1.60   $   1.36
Number of accumulation units outstanding
at end of period (000 omitted)                                                    6,779      5,985      4,684      2,944      1,546

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                 $   1.18   $   1.15   $   1.11   $   1.07   $   1.03
Accumulation unit value at end of period                                       $   1.24   $   1.18   $   1.15   $   1.11   $   1.07
Number of accumulation units outstanding
at end of period (000 omitted)                                                    4,421        941        749        231        241

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                 $   1.33   $   1.33   $   1.33   $   1.24   $   1.17
Accumulation unit value at end of period                                       $   1.38   $   1.33   $   1.33   $   1.33   $   1.24
Number of accumulation units outstanding
at end of period (000 omitted)                                                    9,498      8,127      5,689      2,544      1,377

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (5/2/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   1.00         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       16         --         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 69

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                              2005       2004       2003       2002       2001
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                 $   1.41   $   1.21   $   0.87   $   1.09   $   1.08
Accumulation unit value at end of period                                       $   1.58   $   1.41   $   1.21   $   0.87   $   1.09
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,698      1,026        605        238        115

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                 $   1.17   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.55   $   1.17         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,033        198         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (5/2/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                 $   0.47   $   0.44   $   0.37   $   0.50   $   0.74
Accumulation unit value at end of period                                       $   0.50   $   0.47   $   0.44   $   0.37   $   0.50
Number of accumulation units outstanding
at end of period (000 omitted)                                                      413        471        499        270        228

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (8/26/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                 $   1.16   $   1.05   $   0.85   $   0.93   $   0.90
Accumulation unit value at end of period                                       $   1.19   $   1.16   $   1.05   $   0.85   $   0.93
Number of accumulation units outstanding
at end of period (000 omitted)                                                    3,380      3,074      2,699      2,403      5,449

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                 $   1.28   $   1.11   $   0.88   $   1.09   $   1.55
Accumulation unit value at end of period                                       $   1.44   $   1.28   $   1.11   $   0.88   $   1.09
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,332      1,736      2,080      2,254      2,733

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                 $   1.56   $   1.50   $   1.18   $   1.53   $   1.89
Accumulation unit value at end of period                                       $   1.64   $   1.56   $   1.50   $   1.18   $   1.53
Number of accumulation units outstanding
at end of period (000 omitted)                                                    4,590      4,708      4,663      5,116      6,019

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND* (8/30/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                 $   1.32   $   1.23   $   1.02   $   1.00         --
Accumulation unit value at end of period                                       $   1.44   $   1.32   $   1.23   $   1.02         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      377        159         29         --         --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - STRATEGY AGGRESSIVE FUND MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (10/29/1997)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                 $   1.22   $   1.20   $   0.98   $   1.27   $   1.54
Accumulation unit value at end of period                                       $   1.22   $   1.22   $   1.20   $   0.98   $   1.27
Number of accumulation units outstanding
at end of period (000 omitted)                                                    3,748      4,250      4,512      3,938      4,237

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                 $   1.41   $   1.29   $   1.00         --         --
Accumulation unit value at end of period                                       $   1.45   $   1.41   $   1.29         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      241        223        175         --         --

YEAR ENDED DEC. 31,                                                              2000       1999       1998       1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   1.08         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                        7         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (5/2/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   0.74         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      200         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (8/26/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                 $   1.00   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   0.90   $   1.00         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      556          8         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (2/21/1995
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                 $   2.09   $   1.46   $   1.28   $   1.26   $   1.17
Accumulation unit value at end of period                                       $   1.55   $   2.09   $   1.46   $   1.28   $   1.26
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,637      2,510      2,181      1,413        675

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                 $   2.33   $   1.91   $   1.56   $   1.27   $   1.20
Accumulation unit value at end of period                                       $   1.89   $   2.33   $   1.91   $   1.56   $   1.27
Number of accumulation units outstanding
at end of period (000 omitted)                                                    6,358      5,864      5,163      3,813      2,350

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND* (8/30/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - STRATEGY AGGRESSIVE FUND MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (10/29/1997)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                 $   1.72   $   1.32   $   1.05   $   1.00         --
Accumulation unit value at end of period                                       $   1.54   $   1.72   $   1.32   $   1.05         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    3,717      2,141      1,108         69         --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

70 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                              2005       2004       2003       2002       2001
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                 $   1.10   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.09   $   1.10         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (5/2/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                 $   1.16   $   1.16   $   1.16   $   1.11   $   1.06
Accumulation unit value at end of period                                       $   1.16   $   1.16   $   1.16   $   1.16   $   1.11
Number of accumulation units outstanding
at end of period (000 omitted)                                                      469        521        466        520        259

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                 $   1.15   $   1.16   $   1.16   $   1.11   $   1.06
Accumulation unit value at end of period                                       $   1.15   $   1.15   $   1.16   $   1.16   $   1.11
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,359      2,330      1,256        248        117

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (5/2/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                                 $   1.27   $   1.09   $   0.74   $   0.91   $   0.99
Accumulation unit value at end of period                                       $   1.31   $   1.27   $   1.09   $   0.74   $   0.91
Number of accumulation units outstanding
at end of period (000 omitted)                                                       85         89        178         69         66

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                                 $   1.15   $   0.99   $   0.68   $   0.83   $   0.90
Accumulation unit value at end of period                                       $   1.19   $   1.15   $   0.99   $   0.68   $   0.83
Number of accumulation units outstanding
at end of period (000 omitted)                                                      323        274        197        173         89

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (5/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                 $   1.27   $   1.07   $   0.79   $   1.00         --
Accumulation unit value at end of period                                       $   1.33   $   1.27   $   1.07   $   0.79         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,323        692        192         35         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - STRATEGY AGGRESSIVE FUND* (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - STRATEGY AGGRESSIVE FUND)
Accumulation unit value at beginning of period                                 $   1.35   $   1.25   $   0.99   $   1.47   $   2.22
Accumulation unit value at end of period                                       $   1.45   $   1.35   $   1.25   $   0.99   $   1.47
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,484      3,194      3,701      4,011      4,343

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - STRATEGY AGGRESSIVE FUND MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND
ON MARCH 17, 2006.

ROYCE MICRO-CAP PORTFOLIO (9/22/1999)
Accumulation unit value at beginning of period                                 $   2.44   $   2.17   $   1.48   $   1.72   $   1.34
Accumulation unit value at end of period                                       $   2.68   $   2.44   $   2.17   $   1.48   $   1.72
Number of accumulation units outstanding
at end of period (000 omitted)                                                      446        505        510        369        267

ROYCE SMALL-CAP PORTFOLIO (9/22/1999)
Accumulation unit value at beginning of period                                 $   2.40   $   1.95   $   1.40   $   1.65   $   1.38
Accumulation unit value at end of period                                       $   2.57   $   2.40   $   1.95   $   1.40   $   1.65
Number of accumulation units outstanding
at end of period (000 omitted)                                                      576        658        735        712        543

STI CLASSIC VARIABLE TRUST CAPITAL APPRECIATION FUND (1/29/2003)
Accumulation unit value at beginning of period                                 $   1.27   $   1.20   $   1.00         --         --
Accumulation unit value at end of period                                       $   1.24   $   1.27   $   1.20         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       23         19         20         --         --

YEAR ENDED DEC. 31,                                                              2000       1999       1998       1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (5/2/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   1.06         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       76         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   1.06         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       39         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (5/2/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   0.99         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       20         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   0.90         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       16         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (5/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - STRATEGY AGGRESSIVE FUND* (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - STRATEGY AGGRESSIVE FUND)
Accumulation unit value at beginning of period                                 $   2.78   $   1.65   $   1.63   $   1.47   $   1.28
Accumulation unit value at end of period                                       $   2.22   $   2.78   $   1.65   $   1.63   $   1.47
Number of accumulation units outstanding
at end of period (000 omitted)                                                    3,856      3,961      3,453      2,434      1,324

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - STRATEGY AGGRESSIVE FUND MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND
ON MARCH 17, 2006.

ROYCE MICRO-CAP PORTFOLIO (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.15   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.34   $   1.15         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      239         37         --         --         --

ROYCE SMALL-CAP PORTFOLIO (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.05   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.38   $   1.05         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      188          1         --         --         --

STI CLASSIC VARIABLE TRUST CAPITAL APPRECIATION FUND (1/29/2003)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 71

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                              2005       2004       2003       2002       2001
-----------------------------------------------------------------------------------------------------------------------------------
STI CLASSIC VARIABLE TRUST INTERNATIONAL EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                                 $   1.68   $   1.43   $   1.00         --         --
Accumulation unit value at end of period                                       $   1.87   $   1.68   $   1.43         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                        2         --         --         --         --

STI CLASSIC VARIABLE TRUST INVESTMENT GRADE BOND FUND (1/29/2003)
Accumulation unit value at beginning of period                                 $   1.04   $   1.02   $   1.00         --         --
Accumulation unit value at end of period                                       $   1.05   $   1.04   $   1.02         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       51         26         27         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP RELATIVE VALUE FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST GROWTH AND INCOME FUND)
Accumulation unit value at beginning of period                                 $   1.44   $   1.28   $   1.00         --         --
Accumulation unit value at end of period                                       $   1.55   $   1.44   $   1.28         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       13          5         10         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP VALUE EQUITY FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST VALUE INCOME STOCK FUND)
Accumulation unit value at beginning of period                                 $   1.44   $   1.27   $   1.00         --         --
Accumulation unit value at end of period                                       $   1.47   $   1.44   $   1.27         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       10          5          6         --         --

STI CLASSIC VARIABLE TRUST MID-CAP EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                                 $   1.51   $   1.31   $   1.00         --         --
Accumulation unit value at end of period                                       $   1.70   $   1.51   $   1.31         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       13         13          7         --         --

STI CLASSIC VARIABLE TRUST SMALL CAP VALUE EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                                 $   1.72   $   1.40   $   1.00         --         --
Accumulation unit value at end of period                                       $   1.89   $   1.72   $   1.40         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       14          1          1         --         --

THIRD AVENUE VALUE PORTFOLIO (5/2/2000)
Accumulation unit value at beginning of period                                 $   2.11   $   1.79   $   1.27   $   1.44   $   1.29
Accumulation unit value at end of period                                       $   2.39   $   2.11   $   1.79   $   1.27   $   1.44
Number of accumulation units outstanding
at end of period (000 omitted)                                                      577        705        786        539        557

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (8/30/2002)
Accumulation unit value at beginning of period                                 $   1.46   $   1.26   $   0.98   $   1.00         --
Accumulation unit value at end of period                                       $   1.50   $   1.46   $   1.26   $   0.98         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                    3,864      1,094        458         --         --

VAN KAMPEN LIFE INVESTMENT TRUST GROWTH AND INCOME PORTFOLIO CLASS II SHARES (8/30/2002)
Accumulation unit value at beginning of period                                 $   1.36   $   1.21   $   0.96   $   1.00         --
Accumulation unit value at end of period                                       $   1.47   $   1.36   $   1.21   $   0.96         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      439        458        215         --         --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS I SHARES (8/30/2002)
Accumulation unit value at beginning of period                                 $   1.75   $   1.30   $   0.96   $   1.00         --
Accumulation unit value at end of period                                       $   2.02   $   1.75   $   1.30   $   0.96         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      136        149         28          1         --

WANGER INTERNATIONAL SMALL CAP (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.34   $   1.04   $   0.71   $   0.83   $   1.07
Accumulation unit value at end of period                                       $   1.60   $   1.34   $   1.04   $   0.71   $   0.83
Number of accumulation units outstanding
at end of period (000 omitted)                                                      484        439      2,509        479        523

YEAR ENDED DEC. 31,                                                              2000       1999       1998       1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
STI CLASSIC VARIABLE TRUST INTERNATIONAL EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

STI CLASSIC VARIABLE TRUST INVESTMENT GRADE BOND FUND (1/29/2003)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP RELATIVE VALUE FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST GROWTH AND INCOME FUND)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP VALUE EQUITY FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST VALUE INCOME STOCK FUND)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

STI CLASSIC VARIABLE TRUST MID-CAP EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

STI CLASSIC VARIABLE TRUST SMALL CAP VALUE EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

THIRD AVENUE VALUE PORTFOLIO (5/2/2000)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   1.29         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       63         --         --         --         --

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (8/30/20
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

VAN KAMPEN LIFE INVESTMENT TRUST GROWTH AND INCOME PORTFOLIO CLASS II SHARES
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS I SHARES (8/30/2002)
Accumulation unit value at beginning of period                                       --         --         --         --         --
Accumulation unit value at end of period                                             --         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

WANGER INTERNATIONAL SMALL CAP (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.51   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.07   $   1.51         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      431         28         --         --         --

72 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                              2005       2004       2003       2002       2001
-----------------------------------------------------------------------------------------------------------------------------------
WANGER U.S. SMALLER COMPANIES (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.55   $   1.33   $   0.94   $   1.15   $   1.04
Accumulation unit value at end of period                                       $   1.70   $   1.55   $   1.33   $   0.94   $   1.15
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,171        455        382        351        268

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (3/3/2000)
Accumulation unit value at beginning of period                                 $   1.01   $   0.94   $   0.78   $   0.90   $   0.99
Accumulation unit value at end of period                                       $   1.04   $   1.01   $   0.94   $   0.78   $   0.90
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,736      1,457      1,313      1,043        580

WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                                 $   1.02   $   0.93   $   0.75   $   1.01   $   1.09
Accumulation unit value at end of period                                       $   1.04   $   1.02   $   0.93   $   0.75   $   1.01
Number of accumulation units outstanding
at end of period (000 omitted)                                                      148        155        156        158        119

WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (3/3/2000)
Accumulation unit value at beginning of period                                 $   1.14   $   1.04   $   0.84   $   1.05   $   1.13
Accumulation unit value at end of period                                       $   1.19   $   1.14   $   1.04   $   0.84   $   1.05
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,186      1,526      1,128        922        553

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (7/3/2000)
Accumulation unit value at beginning of period                                 $   0.78   $   0.72   $   0.56   $   0.73   $   0.89
Accumulation unit value at end of period                                       $   0.85   $   0.78   $   0.72   $   0.56   $   0.73
Number of accumulation units outstanding
at end of period (000 omitted)                                                      203        177        116         89         60

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (3/3/2000)
Accumulation unit value at beginning of period                                 $   0.66   $   0.62   $   0.51   $   0.69   $   0.87
Accumulation unit value at end of period                                       $   0.64   $   0.66   $   0.62   $   0.51   $   0.69
Number of accumulation units outstanding
at end of period (000 omitted)                                                      299        306        285        233        190

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                                 $   0.67   $   0.65   $   0.53   $   0.74   $   0.95
Accumulation unit value at end of period                                       $   0.69   $   0.67   $   0.65   $   0.53   $   0.74
Number of accumulation units outstanding
at end of period (000 omitted)                                                    7,601      2,854      2,456      2,281      2,046

WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (3/3/2000)
Accumulation unit value at beginning of period                                 $   1.03   $   1.04   $   1.05   $   1.05   $   1.03
Accumulation unit value at end of period                                       $   1.04   $   1.03   $   1.04   $   1.05   $   1.05
Number of accumulation units outstanding
at end of period (000 omitted)                                                      755        718        616        596        712

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                                 $   0.40   $   0.35   $   0.25   $   0.42   $   0.56
Accumulation unit value at end of period                                       $   0.42   $   0.40   $   0.35   $   0.25   $   0.42
Number of accumulation units outstanding
at end of period (000 omitted)                                                    1,363      1,351      1,424      1,243      1,146

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (3/3/2000)
Accumulation unit value at beginning of period                                 $   1.31   $   1.28   $   1.19   $   1.12   $   1.06
Accumulation unit value at end of period                                       $   1.32   $   1.31   $   1.28   $   1.19   $   1.12
Number of accumulation units outstanding
at end of period (000 omitted)                                                    2,193        622        225        167        155

YEAR ENDED DEC. 31,                                                              2000       1999       1998       1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
WANGER U.S. SMALLER COMPANIES (9/22/1999)
Accumulation unit value at beginning of period                                 $   1.15   $   1.00         --         --         --
Accumulation unit value at end of period                                       $   1.04   $   1.15         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      231         19         --         --         --

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (3/3/2000)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   0.99         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      201         --         --         --         --

WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   1.09         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       14         --         --         --         --

WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (3/3/2000)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   1.13         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      180         --         --         --         --

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (7/3/2000)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   0.89         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       --         --         --         --         --

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (3/3/2000)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   0.87         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      151         --         --         --         --

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   0.95         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      887         --         --         --         --

WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (3/3/2000)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   1.03         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      309         --         --         --         --

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   0.56         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                      278         --         --         --         --

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (3/3/2000)
Accumulation unit value at beginning of period                                 $   1.00         --         --         --         --
Accumulation unit value at end of period                                       $   1.06         --         --         --         --
Number of accumulation units outstanding
at end of period (000 omitted)                                                       54         --         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 73

VARIABLE ACCOUNT CHARGES OF 1.45% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.17   $   1.07   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.22   $   1.17   $   1.07         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,876      1,178        149         --         --         --

AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (3/3/2000)
Accumulation unit value at beginning of period                      $   0.57   $   0.54   $   0.42   $   0.57   $   0.75   $   1.00
Accumulation unit value at end of period                            $   0.61   $   0.57   $   0.54   $   0.42   $   0.57   $   0.75
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,975      3,549      3,859      3,888      4,485      2,561

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.08   $   1.03   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.16   $   1.08   $   1.03         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             10         38         22         --         --         --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.18   $   1.04   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.27   $   1.18   $   1.04         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             89         87         --         --         --         --

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.08   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.14   $   1.08         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            357        141         --         --         --         --

AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (3/3/2000)
Accumulation unit value at beginning of period                      $   0.62   $   0.59   $   0.48   $   0.70   $   0.81   $   1.00
Accumulation unit value at end of period                            $   0.64   $   0.62   $   0.59   $   0.48   $   0.70   $   0.81
Number of accumulation units outstanding at end of period
(000 omitted)                                                          6,056      7,272      8,470      8,628      9,987      5,200

*AIM V. I. PREMIER EQUITY FUND, SERIES I SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES I SHARES ON APRIL 28, 2006.

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (11/6/2003)
Accumulation unit value at beginning of period                      $   1.09   $   1.04   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.13   $   1.09   $   1.04         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             16         19         --         --         --         --

*AIM V. I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (11/6/2003)
Accumulation unit value at beginning of period                      $   1.04   $   1.00   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.06   $   1.04   $   1.00         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            113        114          5         --         --         --

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (11/6/2003)
Accumulation unit value at beginning of period                      $   1.18   $   1.07   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.21   $   1.18   $   1.07         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            256        243         23         --         --         --

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                      $   1.20   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.38   $   1.20         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,766        209         --         --         --         --

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (11/6/2003)
Accumulation unit value at beginning of period                      $   1.09   $   1.02   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.24   $   1.09   $   1.02         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             92         59          1         --         --         --

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (11/6/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                      $   1.12   $   1.05   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.15   $   1.12   $   1.05         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             73         60         --         --         --         --

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.05   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.05         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,512        509         --         --         --         --

74 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.45% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.12   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.25   $   1.12         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              7          7         --         --         --         --

AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.06   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.07   $   1.06         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,015        376         --         --         --         --

AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.09   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.13   $   1.09         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                      $   1.17   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.22   $   1.17         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                      $   1.04   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.04         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,175        227         --         --         --         --

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON APRIL 28, 2006. ON MAY 1,
2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B.

DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.13   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.22   $   1.13         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             17         10         --         --         --         --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.03   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.03         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            735         99         --         --         --         --

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC., INITIAL SHARES (3/3/2000)
Accumulation unit value at beginning of period                      $   0.63   $   0.60   $   0.48   $   0.69   $   0.90   $   1.00
Accumulation unit value at end of period                            $   0.64   $   0.63   $   0.60   $   0.48   $   0.69   $   0.90
Number of accumulation units outstanding at end of period
(000 omitted)                                                            879      1,127      1,117      1,131      1,356      1,009

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.03   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.03         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             14         13         --         --         --         --

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.14   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.26   $   1.14         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

EVERGREEN VA BALANCED FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.08   $   1.03   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.12   $   1.08   $   1.03         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             14         21         21         --         --         --

EVERGREEN VA CORE BOND FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.03   $   1.01   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.04   $   1.03   $   1.01         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,104      1,100        498         --         --         --

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.14   $   1.06   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.22   $   1.14   $   1.06         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,032        652        148         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 75

VARIABLE ACCOUNT CHARGES OF 1.45% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
EVERGREEN VA GROWTH FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.13   $   1.01   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.18   $   1.13   $   1.01         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            390        306         78         --         --         --

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.10   $   1.03   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.10   $   1.10   $   1.03         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            535        531        253         --         --         --

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.26   $   1.08   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.44   $   1.26   $   1.08         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            897        980        260         --         --         --

EVERGREEN VA OMEGA FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.07   $   1.02   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.10   $   1.07   $   1.02         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            936        931        162         --         --         --

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.25   $   1.06   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.36   $   1.25   $   1.06         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            732        750        144         --         --         --

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.10   $   1.03   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.08   $   1.10   $   1.03         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            692        670        246         --         --         --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.18   $   1.04   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.36   $   1.18   $   1.04         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          6,320      2,509        211         --         --         --

FIDELITY(R) VIP DYNAMIC CAPITAL APPRECIATION PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                      $   1.07   $   1.07   $   0.87   $   0.95   $   1.00         --
Accumulation unit value at end of period                            $   1.27   $   1.07   $   1.07   $   0.87   $   0.95         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            322        342        355        240         66         --

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.04   $   1.03   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.08   $   1.04   $   1.03         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            352        303         50         --         --         --

FIDELITY(R) VIP HIGH INCOME PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                      $   1.25   $   1.16   $   0.93   $   0.91   $   1.00         --
Accumulation unit value at end of period                            $   1.26   $   1.25   $   1.16   $   0.93   $   0.91         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            291        375        264        104         58         --

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.03   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.04   $   1.03         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,067        321         --         --         --         --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                      $   1.58   $   1.28   $   0.94   $   1.06   $   1.00         --
Accumulation unit value at end of period                            $   1.83   $   1.58   $   1.28   $   0.94   $   1.06         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,479      2,101      1,221        723        367         --

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.21   $   1.08   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.41   $   1.21   $   1.08         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            705        311         11         --         --         --

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                      $   1.41   $   1.25   $   0.97   $   0.99   $   0.99   $   1.00
Accumulation unit value at end of period                            $   1.41   $   1.41   $   1.25   $   0.97   $   0.99   $   0.99
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,865      4,021      3,071      2,665      2,006        287

76 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.45% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                      $   2.20   $   1.69   $   1.26   $   1.26   $   1.18   $   1.00
Accumulation unit value at end of period                            $   2.46   $   2.20   $   1.69   $   1.26   $   1.26   $   1.18
Number of accumulation units outstanding at end of period
(000 omitted)                                                            615        690        675        674        373         72

FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.09   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.11   $   1.09         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             10         --         --         --         --         --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (5/1/2002)
Accumulation unit value at beginning of period                      $   1.26   $   1.03   $   0.79   $   1.00         --         --
Accumulation unit value at end of period                            $   1.35   $   1.26   $   1.03   $   0.79         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            645        718        269         96         --         --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                      $   0.57   $   0.52   $   0.38   $   0.55   $   0.65   $   1.00
Accumulation unit value at end of period                            $   0.59   $   0.57   $   0.52   $   0.38   $   0.55   $   0.65
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,793      4,520      3,979      3,832      3,330      1,583

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                      $   1.40   $   1.26   $   1.02   $   1.17   $   1.11   $   1.00
Accumulation unit value at end of period                            $   1.52   $   1.40   $   1.26   $   1.02   $   1.17   $   1.11
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,652      3,861      1,702      1,165        691        102

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.25   $   1.07   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.35   $   1.25   $   1.07         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            707        710        100         --         --         --

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.16   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.11   $   1.16         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,249        195         --         --         --         --

FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.12   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.20   $   1.12         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             23         15         --         --         --         --

GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND (3/3/2000)
(PREVIOUSLY GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND)
Accumulation unit value at beginning of period                      $   0.88   $   0.78   $   0.61   $   0.79   $   0.92   $   1.00
Accumulation unit value at end of period                            $   0.93   $   0.88   $   0.78   $   0.61   $   0.79   $   0.92
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,568      1,667      1,619      1,894      1,465        633

GOLDMAN SACHS VIT MID CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   2.30   $   1.86   $   1.47   $   1.56   $   1.41   $   1.00
Accumulation unit value at end of period                            $   2.56   $   2.30   $   1.86   $   1.47   $   1.56   $   1.41
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,047      1,426      1,312      1,266        982        307

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                      $   1.10   $   1.02   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.13   $   1.10   $   1.02         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             46         86         39         --         --         --

MFS(R) INVESTORS TRUST SERIES - INITIAL CLASS (3/3/2000)
Accumulation unit value at beginning of period                      $   0.87   $   0.79   $   0.66   $   0.84   $   1.02   $   1.00
Accumulation unit value at end of period                            $   0.92   $   0.87   $   0.79   $   0.66   $   0.84   $   1.02
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,425      1,539      1,612      1,500      1,420        385

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                      $   1.03   $   0.98   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.07   $   1.03   $   0.98         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            109        109         10         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 77

VARIABLE ACCOUNT CHARGES OF 1.45% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                      $   1.15   $   1.05   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.16   $   1.15   $   1.05         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,916      1,655         80         --         --         --

MFS(R) UTILITIES SERIES - INITIAL CLASS (3/3/2000)
Accumulation unit value at beginning of period                      $   0.91   $   0.71   $   0.53   $   0.69   $   0.93   $   1.00
Accumulation unit value at end of period                            $   1.05   $   0.91   $   0.71   $   0.53   $   0.69   $   0.93
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,935      2,468      2,887      3,195      4,300      2,083

MFS(R) UTILITIES SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                      $   1.40   $   1.09   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.60   $   1.40   $   1.09         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             68         67         10         --         --         --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.11   $   1.05   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.14   $   1.11   $   1.05         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,447        574         24         --         --         --

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                      $   1.27   $   1.09   $   0.77   $   1.00         --         --
Accumulation unit value at end of period                            $   1.43   $   1.27   $   1.09   $   0.77         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            903        803        299          6         --         --

OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.10   $   1.03   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.11   $   1.10   $   1.03         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            276        300         --         --         --         --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.21   $   1.03   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.31   $   1.21   $   1.03         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            407        389         72         --         --         --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                      $   1.27   $   1.19   $   1.03   $   1.00         --         --
Accumulation unit value at end of period                            $   1.28   $   1.27   $   1.19   $   1.03         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,403      1,659        415         83         --         --

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.17   $   1.07   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.22   $   1.17   $   1.07         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             37         35         --         --         --         --

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (5/1/2002)
Accumulation unit value at beginning of period                      $   1.03   $   0.98   $   0.84   $   1.00         --         --
Accumulation unit value at end of period                            $   1.15   $   1.03   $   0.98   $   0.84         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            259        290        120         30         --         --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/3/2000)
Accumulation unit value at beginning of period                      $   0.69   $   0.60   $   0.48   $   0.59   $   0.75   $   1.00
Accumulation unit value at end of period                            $   0.76   $   0.69   $   0.60   $   0.48   $   0.59   $   0.75
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,898      5,780      5,252      5,517      6,094      3,827

PUTNAM VT RESEARCH FUND - CLASS IB SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.12   $   1.05   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.15   $   1.12   $   1.05         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              5         13         --         --         --         --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.19   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.25   $   1.19         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              4          4         --         --         --         --

PUTNAM VT VISTA FUND - CLASS IB SHARES (3/3/2000)
Accumulation unit value at beginning of period                      $   0.51   $   0.43   $   0.33   $   0.48   $   0.74   $   1.00
Accumulation unit value at end of period                            $   0.56   $   0.51   $   0.43   $   0.33   $   0.48   $   0.74
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,669      4,513      4,787      5,352      6,122      3,255

78 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.45% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                      $   0.99   $   1.00   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.00   $   0.99   $   1.00         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            106         18         15         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                      $   1.04   $   1.01   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.04   $   1.01         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,298      1,598        146         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                      $   1.41   $   1.21   $   0.87   $   1.09   $   1.08   $   1.00
Accumulation unit value at end of period                            $   1.57   $   1.41   $   1.21   $   0.87   $   1.09   $   1.08
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,606      1,251        828        608        455         63

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                      $   1.17   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.54   $   1.17         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,178        160         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                      $   1.12   $   1.05   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.20   $   1.12   $   1.05         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         56         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                      $   1.13   $   1.03   $   0.84   $   0.91   $   0.88   $   1.00
Accumulation unit value at end of period                            $   1.16   $   1.13   $   1.03   $   0.84   $   0.91   $   0.88
Number of accumulation units outstanding at end of period
(000 omitted)                                                            970        715        521        389        466        217

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                      $   1.10   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.12   $   1.10         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                      $   1.14   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.28   $   1.14         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                      $   0.68   $   0.65   $   0.51   $   0.67   $   0.83   $   1.00
Accumulation unit value at end of period                            $   0.71   $   0.68   $   0.65   $   0.51   $   0.67   $   0.83
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,969      2,410        453        194        218         99

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                      $   1.10   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.14   $   1.10         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              4          4         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                      $   1.10   $   1.02   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.19   $   1.10   $   1.02         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             29         29         29         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 79

VARIABLE ACCOUNT CHARGES OF 1.45% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                      $   0.68   $   0.67   $   0.54   $   0.71   $   0.86   $   1.00
Accumulation unit value at end of period                            $   0.68   $   0.68   $   0.67   $   0.54   $   0.71   $   0.86
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,355      2,774      2,308      1,916      1,815        868

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                      $   1.15   $   1.06   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.18   $   1.15   $   1.06         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            250        302         59         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                      $   1.10   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.09   $   1.10         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                      $   1.15   $   1.15   $   1.15   $   1.10   $   1.05   $   1.00
Accumulation unit value at end of period                            $   1.15   $   1.15   $   1.15   $   1.15   $   1.10   $   1.05
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,009      2,283      2,513      2,555      1,473        328

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                      $   1.15   $   0.98   $   0.68   $   0.83   $   0.90   $   1.00
Accumulation unit value at end of period                            $   1.19   $   1.15   $   0.98   $   0.68   $   0.83   $   0.90
Number of accumulation units outstanding at end of period
(000 omitted)                                                            817        840        709        597        552         81

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (5/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                      $   1.27   $   1.07   $   0.79   $   1.00         --         --
Accumulation unit value at end of period                            $   1.32   $   1.27   $   1.07   $   0.79         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,507        735        158         35         --         --

STI CLASSIC VARIABLE TRUST CAPITAL APPRECIATION FUND (11/6/2003)
Accumulation unit value at beginning of period                      $   1.10   $   1.04   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.07   $   1.10   $   1.04         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              1          1         --         --         --         --

STI CLASSIC VARIABLE TRUST INTERNATIONAL EQUITY FUND (11/6/2003)
Accumulation unit value at beginning of period                      $   1.30   $   1.10   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.44   $   1.30   $   1.10         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

STI CLASSIC VARIABLE TRUST INVESTMENT GRADE BOND FUND (11/6/2003)
Accumulation unit value at beginning of period                      $   1.04   $   1.01   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.04   $   1.01         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP RELATIVE VALUE FUND (11/6/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST GROWTH AND INCOME FUND)
Accumulation unit value at beginning of period                      $   1.21   $   1.07   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.30   $   1.21   $   1.07         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             68         50         49         --         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP VALUE EQUITY FUND (11/6/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST VALUE INCOME STOCK FUND)
Accumulation unit value at beginning of period                      $   1.21   $   1.06   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.23   $   1.21   $   1.06         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              5          1         --         --         --         --

STI CLASSIC VARIABLE TRUST MID-CAP EQUITY FUND (11/6/2003)
Accumulation unit value at beginning of period                      $   1.20   $   1.04   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.35   $   1.20   $   1.04         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

80 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.45% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
STI CLASSIC VARIABLE TRUST SMALL CAP VALUE EQUITY FUND (11/6/2003)
Accumulation unit value at beginning of period                      $   1.31   $   1.07   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.44   $   1.31   $   1.07         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             10         10         --         --         --         --

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.25   $   1.08   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.28   $   1.25   $   1.08         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          5,134        894         37         --         --         --

VAN KAMPEN LIFE INVESTMENT TRUST GROWTH AND INCOME PORTFOLIO CLASS II SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.22   $   1.08   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.31   $   1.22   $   1.08         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            188        181         21         --         --         --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS I SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.42   $   1.06   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.64   $   1.42   $   1.06         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            127        115          8         --         --         --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.38   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.58   $   1.38         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             75         15         --         --         --         --

WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                      $   1.20   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.44   $   1.20         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,712        264         --         --         --         --

WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.16   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.27   $   1.16         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,215        162         --         --         --         --

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.01   $   0.93   $   0.78   $   0.90   $   0.99   $   1.00
Accumulation unit value at end of period                            $   1.04   $   1.01   $   0.93   $   0.78   $   0.90   $   0.99
Number of accumulation units outstanding at end of period
(000 omitted)                                                          6,810      8,153      8,591      8,776     10,263      5,333

WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.02   $   0.93   $   0.75   $   1.00   $   1.09   $   1.00
Accumulation unit value at end of period                            $   1.04   $   1.02   $   0.93   $   0.75   $   1.00   $   1.09
Number of accumulation units outstanding at end of period
(000 omitted)                                                            726        839        855        689        530        191

WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.14   $   1.04   $   0.84   $   1.05   $   1.13   $   1.00
Accumulation unit value at end of period                            $   1.18   $   1.14   $   1.04   $   0.84   $   1.05   $   1.13
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,360      2,764      2,730      2,251      2,076        834

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (7/3/2000)
Accumulation unit value at beginning of period                      $   0.78   $   0.72   $   0.56   $   0.74   $   0.89   $   1.00
Accumulation unit value at end of period                            $   0.85   $   0.78   $   0.72   $   0.56   $   0.74   $   0.89
Number of accumulation units outstanding at end of period
(000 omitted)                                                            773        690        497        359        290        104

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   0.66   $   0.62   $   0.51   $   0.69   $   0.87   $   1.00
Accumulation unit value at end of period                            $   0.64   $   0.66   $   0.62   $   0.51   $   0.69   $   0.87
Number of accumulation units outstanding at end of period
(000 omitted)                                                            409        455        426        422        603        402

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   0.66   $   0.65   $   0.52   $   0.74   $   0.95   $   1.00
Accumulation unit value at end of period                            $   0.69   $   0.66   $   0.65   $   0.52   $   0.74   $   0.95
Number of accumulation units outstanding at end of period
(000 omitted)                                                         10,032     11,951     12,549     11,956     12,882      6,802

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 81

VARIABLE ACCOUNT CHARGES OF 1.45% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.03   $   1.04   $   1.05   $   1.05   $   1.03   $   1.00
Accumulation unit value at end of period                            $   1.04   $   1.03   $   1.04   $   1.05   $   1.05   $   1.03
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,450      3,240      4,153      5,698      7,943      3,801

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   0.40   $   0.35   $   0.25   $   0.41   $   0.56   $   1.00
Accumulation unit value at end of period                            $   0.42   $   0.40   $   0.35   $   0.25   $   0.41   $   0.56
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,452      3,962      3,982      3,821      3,996      1,923

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.31   $   1.27   $   1.19   $   1.12   $   1.06   $   1.00
Accumulation unit value at end of period                            $   1.32   $   1.31   $   1.27   $   1.19   $   1.12   $   1.06
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,095      1,315      1,278      1,671      1,386        644

82 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.50% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (7/31/2002)
Accumulation unit value at beginning of period                      $   1.36   $   1.25   $   0.95   $   1.00         --         --
Accumulation unit value at end of period                            $   1.42   $   1.36   $   1.25   $   0.95         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,710      1,343         77         40         --         --

AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (3/3/2000)
Accumulation unit value at beginning of period                      $   0.57   $   0.54   $   0.42   $   0.57   $   0.75   $   1.00
Accumulation unit value at end of period                            $   0.61   $   0.57   $   0.54   $   0.42   $   0.57   $   0.75
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,828      4,221      4,189      3,934      5,772      5,686

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (3/1/2002)
Accumulation unit value at beginning of period                      $   1.05   $   1.00   $   0.79   $   1.00         --         --
Accumulation unit value at end of period                            $   1.13   $   1.05   $   1.00   $   0.79         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             38         49         28          1         --         --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES I SHARES (5/1/2000)
Accumulation unit value at beginning of period                      $   1.03   $   0.91   $   0.68   $   0.88   $   0.97   $   1.00
Accumulation unit value at end of period                            $   1.11   $   1.03   $   0.91   $   0.68   $   0.88   $   0.97
Number of accumulation units outstanding at end of period
(000 omitted)                                                            101        137        185        221        804        850

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.42   $   1.25   $   0.94   $   1.00         --         --
Accumulation unit value at end of period                            $   1.53   $   1.42   $   1.25   $   0.94         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             16         18          5         --         --         --

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.08   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.14   $   1.08         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            506        367         --         --         --         --

AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (3/3/2000)
Accumulation unit value at beginning of period                      $   0.61   $   0.59   $   0.48   $   0.70   $   0.81   $   1.00
Accumulation unit value at end of period                            $   0.64   $   0.61   $   0.59   $   0.48   $   0.70   $   0.81
Number of accumulation units outstanding at end of period
(000 omitted)                                                          5,450      6,213      6,543      7,632      9,749      6,187

*AIM V. I. PREMIER EQUITY FUND, SERIES I SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES I SHARES ON APRIL 28, 2006.

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (3/1/2002)
Accumulation unit value at beginning of period                      $   0.95   $   0.91   $   0.74   $   1.00         --         --
Accumulation unit value at end of period                            $   0.98   $   0.95   $   0.91   $   0.74         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             10         11          2          2         --         --

*AIM V. I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (5/1/2000)
Accumulation unit value at beginning of period                      $   0.40   $   0.39   $   0.27   $   0.48   $   0.65   $   1.00
Accumulation unit value at end of period                            $   0.41   $   0.40   $   0.39   $   0.27   $   0.48   $   0.65
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,021      1,148      1,304      1,976      2,165      2,882

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (8/30/2002)
Accumulation unit value at beginning of period                      $   1.36   $   1.24   $   0.95   $   1.00         --         --
Accumulation unit value at end of period                            $   1.40   $   1.36   $   1.24   $   0.95         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            208        211         31          1         --         --

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                      $   1.20   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.37   $   1.20         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,588      1,205         --         --         --         --

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (5/1/2000)
Accumulation unit value at beginning of period                      $   0.57   $   0.54   $   0.44   $   0.65   $   0.80   $   1.00
Accumulation unit value at end of period                            $   0.65   $   0.57   $   0.54   $   0.44   $   0.65   $   0.80
Number of accumulation units outstanding at end of period
(000 omitted)                                                            764        846        957      1,162      2,397      1,899

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (11/6/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                      $   1.12   $   1.05   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.15   $   1.12   $   1.05         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             13         --         --         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 83

VARIABLE ACCOUNT CHARGES OF 1.50% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS U.S. GOVERNMENT/HIGH GRADE SECURITIES PORTFOLIO (CLASS B) (5/1/2000)
Accumulation unit value at beginning of period                      $   1.18   $   1.16   $   1.14   $   1.07   $   1.01   $   1.00
Accumulation unit value at end of period                            $   1.19   $   1.18   $   1.16   $   1.14   $   1.07   $   1.01
Number of accumulation units outstanding at end of period
(000 omitted)                                                            910        918        919      1,233        854        405

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.05   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.05         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          6,635      3,141         --         --         --         --

AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.12   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.25   $   1.12         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.06   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.07   $   1.06         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,901        901         --         --         --         --

AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.09   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.13   $   1.09         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             27         22         --         --         --         --

BARON CAPITAL ASSET FUND - INSURANCE SHARES (5/1/2000)
Accumulation unit value at beginning of period                      $   1.41   $   1.14   $   0.89   $   1.06   $   0.95   $   1.00
Accumulation unit value at end of period                            $   1.44   $   1.41   $   1.14   $   0.89   $   1.06   $   0.95
Number of accumulation units outstanding at end of period
(000 omitted)                                                            431        497        556         47        100         44

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                      $   1.17   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.21   $   1.17         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             12          7         --         --         --         --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                      $   1.04   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.04         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,398        945         --         --         --         --

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON APRIL 28, 2006. ON MAY 1, 2006,
NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B.

CREDIT SUISSE TRUST - MID-CAP GROWTH PORTFOLIO (5/1/2000)
Accumulation unit value at beginning of period                      $   0.84   $   0.76   $   0.53   $   0.77   $   0.93   $   1.00
Accumulation unit value at end of period                            $   0.89   $   0.84   $   0.76   $   0.53   $   0.77   $   0.93
Number of accumulation units outstanding at end of period
(000 omitted)                                                             35         37         38          9          9        103

DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.13   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.21   $   1.13         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             54         13         --         --         --         --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.03   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.03         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            925        384         --         --         --         --

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC., INITIAL SHARES (3/3/2000)
Accumulation unit value at beginning of period                      $   0.62   $   0.60   $   0.48   $   0.69   $   0.90   $   1.00
Accumulation unit value at end of period                            $   0.64   $   0.62   $   0.60   $   0.48   $   0.69   $   0.90
Number of accumulation units outstanding at end of period
(000 omitted)                                                            505        504        486        476        792        355

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.03   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.03         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             21         21         --         --         --         --

84 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.50% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.14   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.26   $   1.14         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             15         16         --         --         --         --

EVERGREEN VA BALANCED FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.19   $   1.14   $   1.00   $   1.00         --         --
Accumulation unit value at end of period                            $   1.23   $   1.19   $   1.14   $   1.00         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            121        152         48         --         --         --

EVERGREEN VA CORE BOND FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.08   $   1.06   $   1.04   $   1.00         --         --
Accumulation unit value at end of period                            $   1.09   $   1.08   $   1.06   $   1.04         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,450      1,863        223         92         --         --

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (8/30/2002)
Accumulation unit value at beginning of period                      $   1.31   $   1.22   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.41   $   1.31   $   1.22   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            436        341         98         --         --         --

EVERGREEN VA GROWTH FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.51   $   1.35   $   0.98   $   1.00         --         --
Accumulation unit value at end of period                            $   1.58   $   1.51   $   1.35   $   0.98         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            596         87         16          6         --         --

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.29   $   1.20   $   1.04   $   1.00         --         --
Accumulation unit value at end of period                            $   1.28   $   1.29   $   1.20   $   1.04         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,593        749         85         19         --         --

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.41   $   1.20   $   0.93   $   1.00         --         --
Accumulation unit value at end of period                            $   1.60   $   1.41   $   1.20   $   0.93         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            756        341        115         14         --         --

EVERGREEN VA OMEGA FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.39   $   1.32   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.42   $   1.39   $   1.32   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,491        742         91         44         --         --

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.43   $   1.21   $   0.95   $   1.00         --         --
Accumulation unit value at end of period                            $   1.56   $   1.43   $   1.21   $   0.95         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            721        661         68         22         --         --

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.32   $   1.24   $   1.08   $   1.00         --         --
Accumulation unit value at end of period                            $   1.29   $   1.32   $   1.24   $   1.08         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,838      2,460         56          6         --         --

FIDELITY(R) VIP BALANCED PORTFOLIO SERVICE CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                      $   1.06   $   1.02   $   0.91   $   1.00         --         --
Accumulation unit value at end of period                            $   1.10   $   1.06   $   1.02   $   0.91         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             73         73         64         --         --         --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (8/30/2002)
Accumulation unit value at beginning of period                      $   1.39   $   1.22   $   0.97   $   1.00         --         --
Accumulation unit value at end of period                            $   1.60   $   1.39   $   1.22   $   0.97         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          5,575      2,931         54          1         --         --

FIDELITY(R) VIP DYNAMIC CAPITAL APPRECIATION PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                      $   1.06   $   1.07   $   0.87   $   0.95   $   1.00         --
Accumulation unit value at end of period                            $   1.27   $   1.06   $   1.07   $   0.87   $   0.95         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            152        183        196         85         61         --

FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO SERVICE CLASS (5/1/2000)
Accumulation unit value at beginning of period                      $   0.92   $   0.89   $   0.73   $   0.89   $   0.99   $   1.00
Accumulation unit value at end of period                            $   0.98   $   0.92   $   0.89   $   0.73   $   0.89   $   0.99
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,225      1,269        914        828        805        637

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 85

VARIABLE ACCOUNT CHARGES OF 1.50% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO SERVICE CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                      $   1.06   $   1.02   $   0.85   $   1.00         --         --
Accumulation unit value at end of period                            $   1.12   $   1.06   $   1.02   $   0.85         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            204        199         39         --         --         --

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                      $   0.96   $   0.95   $   0.73   $   1.00         --         --
Accumulation unit value at end of period                            $   1.00   $   0.96   $   0.95   $   0.73         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            430        405         56         41         --         --

FIDELITY(R) VIP HIGH INCOME PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                      $   1.25   $   1.16   $   0.93   $   0.91   $   1.00         --
Accumulation unit value at end of period                            $   1.26   $   1.25   $   1.16   $   0.93   $   0.91         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            493        560        508        136         42         --

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.03   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.04   $   1.03         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,496      1,433         --         --         --         --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS (5/1/2000)
Accumulation unit value at beginning of period                      $   1.62   $   1.32   $   0.96   $   1.09   $   1.14   $   1.00
Accumulation unit value at end of period                            $   1.88   $   1.62   $   1.32   $   0.96   $   1.09   $   1.14
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,057      1,142      1,305      1,744      3,297      3,650

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                      $   1.57   $   1.28   $   0.94   $   1.06   $   1.00         --
Accumulation unit value at end of period                            $   1.83   $   1.57   $   1.28   $   0.94   $   1.06         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,180      1,888      1,114        559        156         --

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS (5/1/2000)
Accumulation unit value at beginning of period                      $   0.81   $   0.73   $   0.52   $   0.66   $   0.85   $   1.00
Accumulation unit value at end of period                            $   0.96   $   0.81   $   0.73   $   0.52   $   0.66   $   0.85
Number of accumulation units outstanding at end of period
(000 omitted)                                                            173        188        186        165        476        506

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                      $   1.20   $   1.08   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.41   $   1.20   $   1.08         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,584      1,158         --         --         --         --

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                      $   1.40   $   1.25   $   0.96   $   0.98   $   0.99   $   1.00
Accumulation unit value at end of period                            $   1.40   $   1.40   $   1.25   $   0.96   $   0.98   $   0.99
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,019      3,719      2,346      1,370      1,111        101

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                      $   2.19   $   1.69   $   1.26   $   1.26   $   1.18   $   1.00
Accumulation unit value at end of period                            $   2.45   $   2.19   $   1.69   $   1.26   $   1.26   $   1.18
Number of accumulation units outstanding at end of period
(000 omitted)                                                            752        890        771        926        232         92

FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.09   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.11   $   1.09         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             63         40         --         --         --         --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                      $   1.39   $   1.14   $   0.88   $   1.00         --         --
Accumulation unit value at end of period                            $   1.49   $   1.39   $   1.14   $   0.88         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            613        496        190         61         --         --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                      $   0.53   $   0.48   $   0.35   $   0.51   $   0.61   $   1.00
Accumulation unit value at end of period                            $   0.54   $   0.53   $   0.48   $   0.35   $   0.51   $   0.61
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,049      3,250      2,995      2,561      2,597        797

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                      $   1.39   $   1.26   $   1.02   $   1.17   $   1.11   $   1.00
Accumulation unit value at end of period                            $   1.52   $   1.39   $   1.26   $   1.02   $   1.17   $   1.11
Number of accumulation units outstanding at end of period
(000 omitted)                                                          9,517      9,666      1,946      1,063        324         39

86 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.50% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                      $   1.27   $   1.09   $   0.84   $   1.00         --         --
Accumulation unit value at end of period                            $   1.38   $   1.27   $   1.09   $   0.84         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            641        671        256         76         --         --

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.16   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.11   $   1.16         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,582      1,266         --         --         --         --

FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.12   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.20   $   1.12         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            253        238         --         --         --         --

GOLDMAN SACHS VIT CAPITAL GROWTH FUND (5/1/2000)
Accumulation unit value at beginning of period                      $   0.75   $   0.70   $   0.57   $   0.77   $   0.91   $   1.00
Accumulation unit value at end of period                            $   0.76   $   0.75   $   0.70   $   0.57   $   0.77   $   0.91
Number of accumulation units outstanding at end of period
(000 omitted)                                                             86        112        106         86         56         89

GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND (3/3/2000)
(PREVIOUSLY GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND)
Accumulation unit value at beginning of period                      $   0.88   $   0.78   $   0.61   $   0.79   $   0.92   $   1.00
Accumulation unit value at end of period                            $   0.93   $   0.88   $   0.78   $   0.61   $   0.79   $   0.92
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,799      1,866      1,380      1,247      1,017        587

GOLDMAN SACHS VIT INTERNATIONAL EQUITY FUND (5/1/2000)
Accumulation unit value at beginning of period                      $   0.81   $   0.72   $   0.54   $   0.67   $   0.88   $   1.00
Accumulation unit value at end of period                            $   0.91   $   0.81   $   0.72   $   0.54   $   0.67   $   0.88
Number of accumulation units outstanding at end of period
(000 omitted)                                                             60         73         49         50         68         77

GOLDMAN SACHS VIT MID CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   2.30   $   1.85   $   1.47   $   1.56   $   1.41   $   1.00
Accumulation unit value at end of period                            $   2.55   $   2.30   $   1.85   $   1.47   $   1.56   $   1.41
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,107      1,519        906        799        626        220

JANUS ASPEN SERIES GLOBAL TECHNOLOGY PORTFOLIO: SERVICE SHARES (5/1/2000)
Accumulation unit value at beginning of period                      $   0.35   $   0.35   $   0.24   $   0.42   $   0.68   $   1.00
Accumulation unit value at end of period                            $   0.38   $   0.35   $   0.35   $   0.24   $   0.42   $   0.68
Number of accumulation units outstanding at end of period
(000 omitted)                                                            125        163        254        254        633        769

JANUS ASPEN SERIES INTERNATIONAL GROWTH PORTFOLIO: SERVICE SHARES (5/1/2000)
Accumulation unit value at beginning of period                      $   0.68   $   0.58   $   0.44   $   0.60   $   0.80   $   1.00
Accumulation unit value at end of period                            $   0.88   $   0.68   $   0.58   $   0.44   $   0.60   $   0.80
Number of accumulation units outstanding at end of period
(000 omitted)                                                            392        446        799        541      1,195      1,077

JANUS ASPEN SERIES LARGE CAP GROWTH PORTFOLIO: SERVICE SHARES (5/1/2000)
Accumulation unit value at beginning of period                      $   0.58   $   0.56   $   0.44   $   0.60   $   0.82   $   1.00
Accumulation unit value at end of period                            $   0.59   $   0.58   $   0.56   $   0.44   $   0.60   $   0.82
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,146      1,326      1,650      2,346      3,152      4,333

JANUS ASPEN SERIES MID CAP GROWTH PORTFOLIO: SERVICE SHARES (5/1/2000)
Accumulation unit value at beginning of period                      $   0.46   $   0.39   $   0.30   $   0.42   $   0.70   $   1.00
Accumulation unit value at end of period                            $   0.51   $   0.46   $   0.39   $   0.30   $   0.42   $   0.70
Number of accumulation units outstanding at end of period
(000 omitted)                                                            304        370        411        456        951      1,050

JPMORGAN U.S. LARGE CAP CORE EQUITY PORTFOLIO (5/1/2000)
Accumulation unit value at beginning of period                      $   0.78   $   0.73   $   0.58   $   0.78   $   0.89   $   1.00
Accumulation unit value at end of period                            $   0.78   $   0.78   $   0.73   $   0.58   $   0.78   $   0.89
Number of accumulation units outstanding at end of period
(000 omitted)                                                            217        251        276        243        230        225

LAZARD RETIREMENT EQUITY PORTFOLIO (5/1/2000)
Accumulation unit value at beginning of period                      $   1.01   $   0.92   $   0.75   $   0.91   $   1.00   $   1.00
Accumulation unit value at end of period                            $   1.03   $   1.01   $   0.92   $   0.75   $   0.91   $   1.00
Number of accumulation units outstanding at end of period
(000 omitted)                                                             57         55         38         38         23         18

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 87

VARIABLE ACCOUNT CHARGES OF 1.50% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
LAZARD RETIREMENT INTERNATIONAL EQUITY PORTFOLIO (5/1/2000)
Accumulation unit value at beginning of period                      $   0.89   $   0.79   $   0.62   $   0.71   $   0.95   $   1.00
Accumulation unit value at end of period                            $   0.97   $   0.89   $   0.79   $   0.62   $   0.71   $   0.95
Number of accumulation units outstanding at end of period
(000 omitted)                                                             31         34         --         --         --         11

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                      $   1.10   $   1.02   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.13   $   1.10   $   1.02         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             48         34         --         --         --         --

MFS(R) INVESTORS TRUST SERIES - INITIAL CLASS (3/3/2000)
Accumulation unit value at beginning of period                      $   0.87   $   0.79   $   0.66   $   0.84   $   1.02   $   1.00
Accumulation unit value at end of period                            $   0.92   $   0.87   $   0.79   $   0.66   $   0.84   $   1.02
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,812      1,911      1,935      1,503      1,473        440

MFS(R) INVESTORS TRUST SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                      $   1.04   $   0.95   $   0.80   $   1.00         --         --
Accumulation unit value at end of period                            $   1.10   $   1.04   $   0.95   $   0.80         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             48         50         39         --         --         --

MFS(R) NEW DISCOVERY SERIES - INITIAL CLASS (5/1/2000)
Accumulation unit value at beginning of period                      $   0.83   $   0.79   $   0.60   $   0.89   $   0.95   $   1.00
Accumulation unit value at end of period                            $   0.86   $   0.83   $   0.79   $   0.60   $   0.89   $   0.95
Number of accumulation units outstanding at end of period
(000 omitted)                                                            155        314        440        403      1,229      1,292

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                      $   1.01   $   0.96   $   0.73   $   1.00         --         --
Accumulation unit value at end of period                            $   1.04   $   1.01   $   0.96   $   0.73         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             37         44         14          9         --         --

MFS(R) RESEARCH SERIES - INITIAL CLASS (5/1/2000)
Accumulation unit value at beginning of period                      $   0.73   $   0.64   $   0.52   $   0.70   $   0.90   $   1.00
Accumulation unit value at end of period                            $   0.77   $   0.73   $   0.64   $   0.52   $   0.70   $   0.90
Number of accumulation units outstanding at end of period
(000 omitted)                                                            253        401        360        915      1,090      1,014

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                      $   1.16   $   1.06   $   0.93   $   1.00         --         --
Accumulation unit value at end of period                            $   1.17   $   1.16   $   1.06   $   0.93         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,817      1,812        261         26         --         --

MFS(R) UTILITIES SERIES - INITIAL CLASS (3/3/2000)
Accumulation unit value at beginning of period                      $   0.83   $   0.64   $   0.48   $   0.63   $   0.85   $   1.00
Accumulation unit value at end of period                            $   0.95   $   0.83   $   0.64   $   0.48   $   0.63   $   0.85
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,285      2,496      2,767      2,321      2,824      1,785

MFS(R) UTILITIES SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                      $   1.45   $   1.14   $   0.85   $   1.00         --         --
Accumulation unit value at end of period                            $   1.67   $   1.45   $   1.14   $   0.85         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             78         55         11         10         --         --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.31   $   1.24   $   0.97   $   1.00         --         --
Accumulation unit value at end of period                            $   1.35   $   1.31   $   1.24   $   0.97         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,161      1,178         41          4         --         --

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                      $   1.27   $   1.09   $   0.77   $   1.00         --         --
Accumulation unit value at end of period                            $   1.43   $   1.27   $   1.09   $   0.77         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,219      1,120        508         78         --         --

OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.10   $   1.03   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.11   $   1.10   $   1.03         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             39         69          1         --         --         --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (7/31/2002)
Accumulation unit value at beginning of period                      $   1.59   $   1.35   $   0.95   $   1.00         --         --
Accumulation unit value at end of period                            $   1.72   $   1.59   $   1.35   $   0.95         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            207        177         47          5         --         --

88 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.50% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                      $   1.27   $   1.19   $   1.03   $   1.00         --         --
Accumulation unit value at end of period                            $   1.28   $   1.27   $   1.19   $   1.03         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,662      2,643        514         73         --         --

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (3/1/2002)
Accumulation unit value at beginning of period                      $   1.12   $   1.02   $   0.81   $   1.00         --         --
Accumulation unit value at end of period                            $   1.16   $   1.12   $   1.02   $   0.81         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             83         76         26         22         --         --

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (5/1/2002)
Accumulation unit value at beginning of period                      $   1.03   $   0.98   $   0.84   $   1.00         --         --
Accumulation unit value at end of period                            $   1.15   $   1.03   $   0.98   $   0.84         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            241        279        147         12         --         --

PUTNAM VT INCOME FUND - CLASS IB SHARES (3/1/2002)
Accumulation unit value at beginning of period                      $   1.11   $   1.08   $   1.05   $   1.00         --         --
Accumulation unit value at end of period                            $   1.12   $   1.11   $   1.08   $   1.05         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             24         19         12         12         --         --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/3/2000)
Accumulation unit value at beginning of period                      $   0.69   $   0.60   $   0.48   $   0.59   $   0.75   $   1.00
Accumulation unit value at end of period                            $   0.76   $   0.69   $   0.60   $   0.48   $   0.59   $   0.75
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,009      3,491      3,064      3,437      4,040      2,678

PUTNAM VT RESEARCH FUND - CLASS IB SHARES (11/6/2003)
Accumulation unit value at beginning of period                      $   1.12   $   1.05   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.15   $   1.12   $   1.05         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.18   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.25   $   1.18         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             56         56         --         --         --         --

PUTNAM VT VISTA FUND - CLASS IB SHARES (3/3/2000)
Accumulation unit value at beginning of period                      $   0.50   $   0.43   $   0.33   $   0.48   $   0.74   $   1.00
Accumulation unit value at end of period                            $   0.56   $   0.50   $   0.43   $   0.33   $   0.48   $   0.74
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,228      3,619      3,345      3,966      4,624      2,513

RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (5/1/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period                      $   0.91   $   0.84   $   0.71   $   0.83   $   0.94   $   1.00
Accumulation unit value at end of period                            $   0.93   $   0.91   $   0.84   $   0.71   $   0.83   $   0.94
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,045      1,151        439        426        178         51

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (5/1/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                      $   1.03   $   1.03   $   1.04   $   1.05   $   1.03   $   1.00
Accumulation unit value at end of period                            $   1.04   $   1.03   $   1.03   $   1.04   $   1.05   $   1.03
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,283      1,884      2,410      4,222      3,979      2,613

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (5/1/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                      $   1.21   $   1.17   $   1.14   $   1.09   $   1.03   $   1.00
Accumulation unit value at end of period                            $   1.21   $   1.21   $   1.17   $   1.14   $   1.09   $   1.03
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,589      4,594        337        264        317         64

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                      $   1.40   $   1.20   $   0.87   $   1.09   $   1.08   $   1.00
Accumulation unit value at end of period                            $   1.57   $   1.40   $   1.20   $   0.87   $   1.09   $   1.08
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,962      1,191        666        368        223         66

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                      $   1.17   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.54   $   1.17         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,627        822         --         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 89

VARIABLE ACCOUNT CHARGES OF 1.50% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (5/1/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                      $   0.47   $   0.44   $   0.36   $   0.50   $   0.74   $   1.00
Accumulation unit value at end of period                            $   0.50   $   0.47   $   0.44   $   0.36   $   0.50   $   0.74
Number of accumulation units outstanding at end of period
(000 omitted)                                                            109         80        141         35         83        211

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                      $   1.12   $   1.02   $   0.83   $   0.90   $   0.87   $   1.00
Accumulation unit value at end of period                            $   1.15   $   1.12   $   1.02   $   0.83   $   0.90   $   0.87
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,087        834        579        835        633        310

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                      $   1.10   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.12   $   1.10         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                      $   1.14   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.28   $   1.14         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --        246         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                      $   0.68   $   0.65   $   0.51   $   0.67   $   0.83   $   1.00
Accumulation unit value at end of period                            $   0.71   $   0.68   $   0.65   $   0.51   $   0.67   $   0.83
Number of accumulation units outstanding at end of period
(000 omitted)                                                          9,338      7,431        384        138        565        479

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                      $   1.10   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.13   $   1.10         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             18         --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (8/30/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                      $   1.32   $   1.23   $   1.02   $   1.00         --         --
Accumulation unit value at end of period                            $   1.43   $   1.32   $   1.23   $   1.02         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            321        231         14         11         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                      $   0.68   $   0.67   $   0.54   $   0.71   $   0.86   $   1.00
Accumulation unit value at end of period                            $   0.68   $   0.68   $   0.67   $   0.54   $   0.71   $   0.86
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,869      2,370      1,967      2,700      3,128      2,130

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                      $   1.15   $   1.06   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.18   $   1.15   $   1.06         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             10         10         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                      $   1.10   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.09   $   1.10         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                      $   1.14   $   1.15   $   1.15   $   1.10   $   1.05   $   1.00
Accumulation unit value at end of period                            $   1.14   $   1.14   $   1.15   $   1.15   $   1.10   $   1.05
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,298      3,266      2,667      2,375      1,609        272

90 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.50% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                      $   1.15   $   0.98   $   0.67   $   0.83   $   0.90   $   1.00
Accumulation unit value at end of period                            $   1.18   $   1.15   $   0.98   $   0.67   $   0.83   $   0.90
Number of accumulation units outstanding at end of period
(000 omitted)                                                            723        878        759        350        367        173

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (5/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                      $   1.27   $   1.07   $   0.79   $   1.00         --         --
Accumulation unit value at end of period                            $   1.32   $   1.27   $   1.07   $   0.79         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,431      1,175         48         22         --         --

ROYCE MICRO-CAP PORTFOLIO (5/1/2000)
Accumulation unit value at beginning of period                      $   2.04   $   1.82   $   1.24   $   1.44   $   1.13   $   1.00
Accumulation unit value at end of period                            $   2.24   $   2.04   $   1.82   $   1.24   $   1.44   $   1.13
Number of accumulation units outstanding at end of period
(000 omitted)                                                            390        429        432        599        467        173

ROYCE SMALL-CAP PORTFOLIO (5/1/2000)
Accumulation unit value at beginning of period                      $   2.00   $   1.62   $   1.17   $   1.38   $   1.15   $   1.00
Accumulation unit value at end of period                            $   2.14   $   2.00   $   1.62   $   1.17   $   1.38   $   1.15
Number of accumulation units outstanding at end of period
(000 omitted)                                                            217        233        228        227        115        284

STI CLASSIC VARIABLE TRUST CAPITAL APPRECIATION FUND (11/6/2003)
Accumulation unit value at beginning of period                      $   1.10   $   1.04   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.07   $   1.10   $   1.04         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            929        369         --         --         --         --

STI CLASSIC VARIABLE TRUST INTERNATIONAL EQUITY FUND (11/6/2003)
Accumulation unit value at beginning of period                      $   1.30   $   1.10   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.44   $   1.30   $   1.10         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

STI CLASSIC VARIABLE TRUST INVESTMENT GRADE BOND FUND (11/6/2003)
Accumulation unit value at beginning of period                      $   1.04   $   1.01   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.04   $   1.01         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             25         24         --         --         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP RELATIVE VALUE FUND (11/6/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST GROWTH AND INCOME FUND)
Accumulation unit value at beginning of period                      $   1.21   $   1.07   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.30   $   1.21   $   1.07         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             91         91         --         --         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP VALUE EQUITY FUND (11/6/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST VALUE INCOME STOCK FUND)
Accumulation unit value at beginning of period                      $   1.21   $   1.06   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.23   $   1.21   $   1.06         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             10          7         --         --         --         --

STI CLASSIC VARIABLE TRUST MID-CAP EQUITY FUND (11/6/2003)
Accumulation unit value at beginning of period                      $   1.20   $   1.04   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.35   $   1.20   $   1.04         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

STI CLASSIC VARIABLE TRUST SMALL CAP VALUE EQUITY FUND (11/6/2003)
Accumulation unit value at beginning of period                      $   1.31   $   1.07   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.44   $   1.31   $   1.07         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            674        379         --         --         --         --

THIRD AVENUE VALUE PORTFOLIO (5/1/2000)
Accumulation unit value at beginning of period                      $   2.10   $   1.78   $   1.27   $   1.44   $   1.29   $   1.00
Accumulation unit value at end of period                            $   2.37   $   2.10   $   1.78   $   1.27   $   1.44   $   1.29
Number of accumulation units outstanding at end of period
(000 omitted)                                                            377        425        433        865        548        486

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.46   $   1.26   $   0.98   $   1.00         --         --
Accumulation unit value at end of period                            $   1.50   $   1.46   $   1.26   $   0.98         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          6,565      3,087         53          9         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 91

VARIABLE ACCOUNT CHARGES OF 1.50% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST GROWTH AND INCOME PORTFOLIO CLASS II SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.36   $   1.21   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.47   $   1.36   $   1.21   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            211        231         50          2         --         --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS I SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.75   $   1.30   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   2.01   $   1.75   $   1.30   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             36         32         16         --         --         --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.38   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.58   $   1.38         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            256        204         --         --         --         --

WANGER INTERNATIONAL SMALL CAP (5/1/2000)
Accumulation unit value at beginning of period                      $   0.88   $   0.68   $   0.47   $   0.55   $   0.71   $   1.00
Accumulation unit value at end of period                            $   1.05   $   0.88   $   0.68   $   0.47   $   0.55   $   0.71
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,094      1,370        371        397        402        434

WANGER U.S. SMALLER COMPANIES (5/1/2000)
Accumulation unit value at beginning of period                      $   1.54   $   1.32   $   0.93   $   1.14   $   1.04   $   1.00
Accumulation unit value at end of period                            $   1.68   $   1.54   $   1.32   $   0.93   $   1.14   $   1.04
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,241        640        107         67         77         31

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.00   $   0.93   $   0.77   $   0.90   $   0.98   $   1.00
Accumulation unit value at end of period                            $   1.04   $   1.00   $   0.93   $   0.77   $   0.90   $   0.98
Number of accumulation units outstanding at end of period
(000 omitted)                                                          7,230      7,602      8,104      7,521      7,089      2,048

WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.02   $   0.93   $   0.75   $   1.00   $   1.09   $   1.00
Accumulation unit value at end of period                            $   1.03   $   1.02   $   0.93   $   0.75   $   1.00   $   1.09
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,089      1,072        883        714        448         53

WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.14   $   1.04   $   0.83   $   1.05   $   1.13   $   1.00
Accumulation unit value at end of period                            $   1.18   $   1.14   $   1.04   $   0.83   $   1.05   $   1.13
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,235      3,406      3,317      3,205      1,972        437

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (7/3/2000)
Accumulation unit value at beginning of period                      $   0.78   $   0.72   $   0.56   $   0.74   $   0.89   $   1.00
Accumulation unit value at end of period                            $   0.84   $   0.78   $   0.72   $   0.56   $   0.74   $   0.89
Number of accumulation units outstanding at end of period
(000 omitted)                                                            693        774        667        537        375         74

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   0.66   $   0.62   $   0.51   $   0.69   $   0.87   $   1.00
Accumulation unit value at end of period                            $   0.63   $   0.66   $   0.62   $   0.51   $   0.69   $   0.87
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,055      1,109        783        534        367        206

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   0.66   $   0.65   $   0.52   $   0.74   $   0.95   $   1.00
Accumulation unit value at end of period                            $   0.69   $   0.66   $   0.65   $   0.52   $   0.74   $   0.95
Number of accumulation units outstanding at end of period
(000 omitted)                                                          9,820     10,150     10,578     10,235     10,689      4,598

WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.02   $   1.03   $   1.04   $   1.04   $   1.02   $   1.00
Accumulation unit value at end of period                            $   1.04   $   1.02   $   1.03   $   1.04   $   1.04   $   1.02
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,569      2,899      3,637      5,843      8,907      2,106

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   0.40   $   0.35   $   0.25   $   0.41   $   0.56   $   1.00
Accumulation unit value at end of period                            $   0.41   $   0.40   $   0.35   $   0.25   $   0.41   $   0.56
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,884      3,349      3,200      3,011      3,655      2,209

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.30   $   1.27   $   1.19   $   1.12   $   1.06   $   1.00
Accumulation unit value at end of period                            $   1.31   $   1.30   $   1.27   $   1.19   $   1.12   $   1.06
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,586      1,514      1,482      1,583      1,373        321

92 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.55% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.47  $   1.35  $   1.00
Accumulation unit value at end of period                                                               $   1.53  $   1.47  $   1.35
Number of accumulation units outstanding at end of period (000 omitted)                                   1,187       889       380

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.36  $   1.30  $   1.00
Accumulation unit value at end of period                                                               $   1.46  $   1.36  $   1.30
Number of accumulation units outstanding at end of period (000 omitted)                                      32        34        27

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.54  $   1.36  $   1.00
Accumulation unit value at end of period                                                               $   1.66  $   1.54  $   1.36
Number of accumulation units outstanding at end of period (000 omitted)                                      83        75        14

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.00        --
Accumulation unit value at end of period                                                               $   1.14  $   1.08        --
Number of accumulation units outstanding at end of period (000 omitted)                                     183       111        --

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.30  $   1.25  $   1.00
Accumulation unit value at end of period                                                               $   1.35  $   1.30  $   1.25
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

*AIM V. I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.46  $   1.41  $   1.00
Accumulation unit value at end of period                                                               $   1.49  $   1.46  $   1.41
Number of accumulation units outstanding at end of period (000 omitted)                                     211       189       131

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.45  $   1.32  $   1.00
Accumulation unit value at end of period                                                               $   1.49  $   1.45  $   1.32
Number of accumulation units outstanding at end of period (000 omitted)                                     573       531       265

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.20  $   1.00        --
Accumulation unit value at end of period                                                               $   1.37  $   1.20        --
Number of accumulation units outstanding at end of period (000 omitted)                                   1,084       567        --

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.33  $   1.24  $   1.00
Accumulation unit value at end of period                                                               $   1.50  $   1.33  $   1.24
Number of accumulation units outstanding at end of period (000 omitted)                                     254       231       185

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (1/29/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                                         $   1.27  $   1.18  $   1.00
Accumulation unit value at end of period                                                               $   1.29  $   1.27  $   1.18
Number of accumulation units outstanding at end of period (000 omitted)                                     122       115        74

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.05  $   1.00        --
Accumulation unit value at end of period                                                               $   1.05  $   1.05        --
Number of accumulation units outstanding at end of period (000 omitted)                                   2,800     1,194        --

AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.12  $   1.00        --
Accumulation unit value at end of period                                                               $   1.25  $   1.12        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.06  $   1.00        --
Accumulation unit value at end of period                                                               $   1.07  $   1.06        --
Number of accumulation units outstanding at end of period (000 omitted)                                     644       268        --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 93

VARIABLE ACCOUNT CHARGES OF 1.55% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
------------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.09  $   1.00        --
Accumulation unit value at end of period                                                               $   1.13  $   1.09        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        14        --

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                                         $   1.17  $   1.00        --
Accumulation unit value at end of period                                                               $   1.21  $   1.17        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.04  $   1.00        --
Accumulation unit value at end of period                                                               $   1.05  $   1.04        --
Number of accumulation units outstanding at end of period (000 omitted)                                     491       277        --

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON APRIL 28, 2006. ON MAY 1,
2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B.

DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.13  $   1.00        --
Accumulation unit value at end of period                                                               $   1.21  $   1.13        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00        --
Accumulation unit value at end of period                                                               $   1.05  $   1.03        --
Number of accumulation units outstanding at end of period (000 omitted)                                     373       177        --

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00        --
Accumulation unit value at end of period                                                               $   1.05  $   1.03        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.14  $   1.00        --
Accumulation unit value at end of period                                                               $   1.26  $   1.14        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

EVERGREEN VA BALANCED FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.20  $   1.15  $   1.00
Accumulation unit value at end of period                                                               $   1.25  $   1.20  $   1.15
Number of accumulation units outstanding at end of period (000 omitted)                                     189       161        77

EVERGREEN VA CORE BOND FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.04  $   1.02  $   1.00
Accumulation unit value at end of period                                                               $   1.05  $   1.04  $   1.02
Number of accumulation units outstanding at end of period (000 omitted)                                   2,737     1,660       568

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.41  $   1.31  $   1.00
Accumulation unit value at end of period                                                               $   1.51  $   1.41  $   1.31
Number of accumulation units outstanding at end of period (000 omitted)                                     854       479       264

EVERGREEN VA GROWTH FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.56  $   1.40  $   1.00
Accumulation unit value at end of period                                                               $   1.63  $   1.56  $   1.40
Number of accumulation units outstanding at end of period (000 omitted)                                     566       259       155

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.23  $   1.15  $   1.00
Accumulation unit value at end of period                                                               $   1.22  $   1.23  $   1.15
Number of accumulation units outstanding at end of period (000 omitted)                                   1,801     1,405       833

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.57  $   1.35  $   1.00
Accumulation unit value at end of period                                                               $   1.79  $   1.57  $   1.35
Number of accumulation units outstanding at end of period (000 omitted)                                     663       508       247

94 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.55% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
------------------------------------------------------------------------------------------------------------------------------------
EVERGREEN VA OMEGA FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.48  $   1.40  $   1.00
Accumulation unit value at end of period                                                               $   1.51  $   1.48  $   1.40
Number of accumulation units outstanding at end of period (000 omitted)                                   1,249     1,032       482

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.55  $   1.31  $   1.00
Accumulation unit value at end of period                                                               $   1.69  $   1.55  $   1.31
Number of accumulation units outstanding at end of period (000 omitted)                                     579       541       292

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.21  $   1.13  $   1.00
Accumulation unit value at end of period                                                               $   1.18  $   1.21  $   1.13
Number of accumulation units outstanding at end of period (000 omitted)                                   2,195     1,451       530

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.47  $   1.30  $   1.00
Accumulation unit value at end of period                                                               $   1.69  $   1.47  $   1.30
Number of accumulation units outstanding at end of period (000 omitted)                                   3,492     2,521       949

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.36  $   1.34  $   1.00
Accumulation unit value at end of period                                                               $   1.41  $   1.36  $   1.34
Number of accumulation units outstanding at end of period (000 omitted)                                     212       256        63

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00        --
Accumulation unit value at end of period                                                               $   1.04  $   1.03        --
Number of accumulation units outstanding at end of period (000 omitted)                                     850       387        --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.71  $   1.39  $   1.00
Accumulation unit value at end of period                                                               $   1.98  $   1.71  $   1.39
Number of accumulation units outstanding at end of period (000 omitted)                                   1,386     1,244       537

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.63  $   1.46  $   1.00
Accumulation unit value at end of period                                                               $   1.91  $   1.63  $   1.46
Number of accumulation units outstanding at end of period (000 omitted)                                     602       449        31

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.12  $   1.00        --
Accumulation unit value at end of period                                                               $   1.12  $   1.12        --
Number of accumulation units outstanding at end of period (000 omitted)                                     140       122        --

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.81  $   1.40  $   1.00
Accumulation unit value at end of period                                                               $   2.02  $   1.81  $   1.40
Number of accumulation units outstanding at end of period (000 omitted)                                      61        33         9

FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.09  $   1.00        --
Accumulation unit value at end of period                                                               $   1.11  $   1.09        --
Number of accumulation units outstanding at end of period (000 omitted)                                       1         2        --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.67  $   1.37  $   1.00
Accumulation unit value at end of period                                                               $   1.79  $   1.67  $   1.37
Number of accumulation units outstanding at end of period (000 omitted)                                     407       377       249

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.51  $   1.38  $   1.00
Accumulation unit value at end of period                                                               $   1.56  $   1.51  $   1.38
Number of accumulation units outstanding at end of period (000 omitted)                                     258       237       132

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.39  $   1.26  $   1.00
Accumulation unit value at end of period                                                               $   1.52  $   1.39  $   1.26
Number of accumulation units outstanding at end of period (000 omitted)                                   4,175     4,271     2,556

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 95

VARIABLE ACCOUNT CHARGES OF 1.55% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.56  $   1.34  $   1.00
Accumulation unit value at end of period                                                               $   1.70  $   1.56  $   1.34
Number of accumulation units outstanding at end of period (000 omitted)                                     582       494       287

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.16  $   1.00        --
Accumulation unit value at end of period                                                               $   1.11  $   1.16        --
Number of accumulation units outstanding at end of period (000 omitted)                                   1,079       474        --

FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.12  $   1.00        --
Accumulation unit value at end of period                                                               $   1.20  $   1.12        --
Number of accumulation units outstanding at end of period (000 omitted)                                      16        16        --

GOLDMAN SACHS VIT MID CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.20  $   1.00        --
Accumulation unit value at end of period                                                               $   1.33  $   1.20        --
Number of accumulation units outstanding at end of period (000 omitted)                                     863       435        --

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.32  $   1.23  $   1.00
Accumulation unit value at end of period                                                               $   1.35  $   1.32  $   1.23
Number of accumulation units outstanding at end of period (000 omitted)                                     205       197        87

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.40  $   1.34  $   1.00
Accumulation unit value at end of period                                                               $   1.45  $   1.40  $   1.34
Number of accumulation units outstanding at end of period (000 omitted)                                      79       116        49

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.28  $   1.17  $   1.00
Accumulation unit value at end of period                                                               $   1.29  $   1.28  $   1.17
Number of accumulation units outstanding at end of period (000 omitted)                                   3,293     3,031     1,127

MFS(R) UTILITIES SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.71  $   1.34  $   1.00
Accumulation unit value at end of period                                                               $   1.96  $   1.71  $   1.34
Number of accumulation units outstanding at end of period (000 omitted)                                     190       174        48

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.37  $   1.31  $   1.00
Accumulation unit value at end of period                                                               $   1.42  $   1.37  $   1.31
Number of accumulation units outstanding at end of period (000 omitted)                                   1,669     1,265       187

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.71  $   1.46  $   1.00
Accumulation unit value at end of period                                                               $   1.92  $   1.71  $   1.46
Number of accumulation units outstanding at end of period (000 omitted)                                     237       201        56

OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.29  $   1.20  $   1.00
Accumulation unit value at end of period                                                               $   1.30  $   1.29  $   1.20
Number of accumulation units outstanding at end of period (000 omitted)                                     404       484       274

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.69  $   1.44  $   1.00
Accumulation unit value at end of period                                                               $   1.83  $   1.69  $   1.44
Number of accumulation units outstanding at end of period (000 omitted)                                     404       435       155

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.22  $   1.14  $   1.00
Accumulation unit value at end of period                                                               $   1.23  $   1.22  $   1.14
Number of accumulation units outstanding at end of period (000 omitted)                                   3,886     3,250     1,732

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.41  $   1.29  $   1.00
Accumulation unit value at end of period                                                               $   1.46  $   1.41  $   1.29
Number of accumulation units outstanding at end of period (000 omitted)                                     106       102        86

96 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.55% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.25  $   1.19  $   1.00
Accumulation unit value at end of period                                                               $   1.40  $   1.25  $   1.19
Number of accumulation units outstanding at end of period (000 omitted)                                     125        93        30

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.54  $   1.35  $   1.00
Accumulation unit value at end of period                                                               $   1.70  $   1.54  $   1.35
Number of accumulation units outstanding at end of period (000 omitted)                                     492       469       199

PUTNAM VT RESEARCH FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.34  $   1.27  $   1.00
Accumulation unit value at end of period                                                               $   1.39  $   1.34  $   1.27
Number of accumulation units outstanding at end of period (000 omitted)                                       7         7         7

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.18  $   1.00        --
Accumulation unit value at end of period                                                               $   1.25  $   1.18        --
Number of accumulation units outstanding at end of period (000 omitted)                                      14        --        --

PUTNAM VT VISTA FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.55  $   1.33  $   1.00
Accumulation unit value at end of period                                                               $   1.71  $   1.55  $   1.33
Number of accumulation units outstanding at end of period (000 omitted)                                      15        14        11

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                                         $   0.98  $   0.99  $   1.00
Accumulation unit value at end of period                                                               $   0.99  $   0.98  $   0.99
Number of accumulation units outstanding at end of period (000 omitted)                                     568       568     1,098

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                                         $   1.06  $   1.03  $   1.00
Accumulation unit value at end of period                                                               $   1.06  $   1.06  $   1.03
Number of accumulation units outstanding at end of period (000 omitted)                                   1,113     1,080       392

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                                         $   1.69  $   1.45  $   1.00
Accumulation unit value at end of period                                                               $   1.88  $   1.69  $   1.45
Number of accumulation units outstanding at end of period (000 omitted)                                     959       443       208

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                                         $   1.17  $   1.00        --
Accumulation unit value at end of period                                                               $   1.54  $   1.17        --
Number of accumulation units outstanding at end of period (000 omitted)                                     668       383        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                                         $   1.30  $   1.22  $   1.00
Accumulation unit value at end of period                                                               $   1.39  $   1.30  $   1.22
Number of accumulation units outstanding at end of period (000 omitted)                                      28        22        14

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.00        --
Accumulation unit value at end of period                                                               $   1.11  $   1.08        --
Number of accumulation units outstanding at end of period (000 omitted)                                     161        20        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                                         $   1.10  $   1.00        --
Accumulation unit value at end of period                                                               $   1.12  $   1.10        --
Number of accumulation units outstanding at end of period (000 omitted)                                      10        10        --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 97

VARIABLE ACCOUNT CHARGES OF 1.55% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                                         $   1.14  $   1.00        --
Accumulation unit value at end of period                                                               $   1.28  $   1.14        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                                         $   1.05  $   1.00        --
Accumulation unit value at end of period                                                               $   1.10  $   1.05        --
Number of accumulation units outstanding at end of period (000 omitted)                                   2,259     1,547        --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $   1.10  $   1.00        --
Accumulation unit value at end of period                                                               $   1.13  $   1.10        --
Number of accumulation units outstanding at end of period (000 omitted)                                      16        16        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                                         $   1.35  $   1.26  $   1.00
Accumulation unit value at end of period                                                               $   1.47  $   1.35  $   1.26
Number of accumulation units outstanding at end of period (000 omitted)                                     171       135         3

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                                         $   1.28  $   1.26  $   1.00
Accumulation unit value at end of period                                                               $   1.28  $   1.28  $   1.26
Number of accumulation units outstanding at end of period (000 omitted)                                     491       459       240

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                                         $   1.40  $   1.29  $   1.00
Accumulation unit value at end of period                                                               $   1.44  $   1.40  $   1.29
Number of accumulation units outstanding at end of period (000 omitted)                                     702       731       508

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                                         $   1.10  $   1.00        --
Accumulation unit value at end of period                                                               $   1.09  $   1.10        --
Number of accumulation units outstanding at end of period (000 omitted)                                       8        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                                         $   0.99  $   1.00  $   1.00
Accumulation unit value at end of period                                                               $   0.99  $   0.99  $   1.00
Number of accumulation units outstanding at end of period (000 omitted)                                   1,541     1,552     1,170

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $   1.65  $   1.40  $   1.00
Accumulation unit value at end of period                                                               $   1.72  $   1.65  $   1.40
Number of accumulation units outstanding at end of period (000 omitted)                                     947       581        99

STI CLASSIC VARIABLE TRUST CAPITAL APPRECIATION FUND (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.26  $   1.20  $   1.00
Accumulation unit value at end of period                                                               $   1.23  $   1.26  $   1.20
Number of accumulation units outstanding at end of period (000 omitted)                                     348       218        99

STI CLASSIC VARIABLE TRUST INTERNATIONAL EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.68  $   1.43  $   1.00
Accumulation unit value at end of period                                                               $   1.86  $   1.68  $   1.43
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

98 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.55% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
------------------------------------------------------------------------------------------------------------------------------------
STI CLASSIC VARIABLE TRUST INVESTMENT GRADE BOND FUND (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00  $   1.00
Accumulation unit value at end of period                                                               $   1.04  $   1.03  $   1.00
Number of accumulation units outstanding at end of period (000 omitted)                                      81        81        79

STI CLASSIC VARIABLE TRUST LARGE CAP RELATIVE VALUE FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST GROWTH AND INCOME FUND)
Accumulation unit value at beginning of period                                                         $   1.44  $   1.28  $   1.00
Accumulation unit value at end of period                                                               $   1.55  $   1.44  $   1.28
Number of accumulation units outstanding at end of period (000 omitted)                                      78        77        66

STI CLASSIC VARIABLE TRUST LARGE CAP VALUE EQUITY FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST VALUE INCOME STOCK FUND)
Accumulation unit value at beginning of period                                                         $   1.44  $   1.27  $   1.00
Accumulation unit value at end of period                                                               $   1.47  $   1.44  $   1.27
Number of accumulation units outstanding at end of period (000 omitted)                                     151       146        68

STI CLASSIC VARIABLE TRUST MID-CAP EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.51  $   1.31  $   1.00
Accumulation unit value at end of period                                                               $   1.69  $   1.51  $   1.31
Number of accumulation units outstanding at end of period (000 omitted)                                      18        13        13

STI CLASSIC VARIABLE TRUST SMALL CAP VALUE EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.71  $   1.40  $   1.00
Accumulation unit value at end of period                                                               $   1.89  $   1.71  $   1.40
Number of accumulation units outstanding at end of period (000 omitted)                                     179       132        53

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.51  $   1.31  $   1.00
Accumulation unit value at end of period                                                               $   1.55  $   1.51  $   1.31
Number of accumulation units outstanding at end of period (000 omitted)                                   2,940     1,561       157

VAN KAMPEN LIFE INVESTMENT TRUST GROWTH AND INCOME PORTFOLIO CLASS II SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.45  $   1.29  $   1.00
Accumulation unit value at end of period                                                               $   1.57  $   1.45  $   1.29
Number of accumulation units outstanding at end of period (000 omitted)                                     197       192       117

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS I SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.91  $   1.42  $   1.00
Accumulation unit value at end of period                                                               $   2.20  $   1.91  $   1.42
Number of accumulation units outstanding at end of period (000 omitted)                                      47        49        29

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.38  $   1.00        --
Accumulation unit value at end of period                                                               $   1.58  $   1.38        --
Number of accumulation units outstanding at end of period (000 omitted)                                     102        44        --

WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.20  $   1.00        --
Accumulation unit value at end of period                                                               $   1.44  $   1.20        --
Number of accumulation units outstanding at end of period (000 omitted)                                     413       214        --

WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.15  $   1.00        --
Accumulation unit value at end of period                                                               $   1.27  $   1.15        --
Number of accumulation units outstanding at end of period (000 omitted)                                     609       300        --

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.00        --
Accumulation unit value at end of period                                                               $   1.12  $   1.08        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.00        --
Accumulation unit value at end of period                                                               $   1.10  $   1.08        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 99

VARIABLE ACCOUNT CHARGES OF 1.55% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
------------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.00        --
Accumulation unit value at end of period                                                               $   1.12  $   1.08        --
Number of accumulation units outstanding at end of period (000 omitted)                                      28        17        --

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.11  $   1.00        --
Accumulation unit value at end of period                                                               $   1.20  $   1.11        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.06  $   1.00        --
Accumulation unit value at end of period                                                               $   1.02  $   1.06        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00        --
Accumulation unit value at end of period                                                               $   1.07  $   1.03        --
Number of accumulation units outstanding at end of period (000 omitted)                                      93        17        --

WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.00  $   1.00        --
Accumulation unit value at end of period                                                               $   1.01  $   1.00        --
Number of accumulation units outstanding at end of period (000 omitted)                                       4        --        --

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.06  $   1.00        --
Accumulation unit value at end of period                                                               $   1.11  $   1.06        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00        --
Accumulation unit value at end of period                                                               $   1.04  $   1.03        --
Number of accumulation units outstanding at end of period (000 omitted)                                      80        --        --

100 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.60% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (7/31/2002)
Accumulation unit value at beginning of period                      $   1.36   $   1.25   $   0.95   $   1.00         --         --
Accumulation unit value at end of period                            $   1.41   $   1.36   $   1.25   $   0.95         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            124        123         83         --         --         --

AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (2/11/2000)
Accumulation unit value at beginning of period                      $   0.63   $   0.60   $   0.47   $   0.63   $   0.83   $   1.00
Accumulation unit value at end of period                            $   0.67   $   0.63   $   0.60   $   0.47   $   0.63   $   0.83
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,612      4,617      5,063      5,490     10,247      8,641

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (3/1/2002)
Accumulation unit value at beginning of period                      $   1.05   $   1.00   $   0.79   $   1.00         --         --
Accumulation unit value at end of period                            $   1.12   $   1.05   $   1.00   $   0.79         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            192        121         18         --         --         --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES I SHARES (2/11/2000)
Accumulation unit value at beginning of period                      $   1.03   $   0.90   $   0.68   $   0.88   $   0.97   $   1.00
Accumulation unit value at end of period                            $   1.11   $   1.03   $   0.90   $   0.68   $   0.88   $   0.97
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,197      1,399      1,743      1,419      3,126      3,627

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.42   $   1.25   $   0.94   $   1.00         --         --
Accumulation unit value at end of period                            $   1.53   $   1.42   $   1.25   $   0.94         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            119         52         11         --         --         --

AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (2/11/2000)
Accumulation unit value at beginning of period                      $   0.63   $   0.60   $   0.49   $   0.71   $   0.83   $   1.00
Accumulation unit value at end of period                            $   0.65   $   0.63   $   0.60   $   0.49   $   0.71   $   0.83
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,454      4,850      5,337      5,773      8,588     10,738

*AIM V. I. PREMIER EQUITY FUND, SERIES I SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES I SHARES ON APRIL 28, 2006.

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (3/1/2002)
Accumulation unit value at beginning of period                      $   0.94   $   0.91   $   0.74   $   1.00         --         --
Accumulation unit value at end of period                            $   0.98   $   0.94   $   0.91   $   0.74         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

*AIM V. I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (2/11/2000)
Accumulation unit value at beginning of period                      $   0.43   $   0.41   $   0.29   $   0.51   $   0.70   $   1.00
Accumulation unit value at end of period                            $   0.44   $   0.43   $   0.41   $   0.29   $   0.51   $   0.70
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,981      3,267      3,866      3,655      6,380      9,543

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (8/30/2002)
Accumulation unit value at beginning of period                      $   1.36   $   1.24   $   0.95   $   1.00         --         --
Accumulation unit value at end of period                            $   1.40   $   1.36   $   1.24   $   0.95         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            230         79         20          1         --         --

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                      $   1.20   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.37   $   1.20         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,624        627         --         --         --         --

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (2/11/2000)
Accumulation unit value at beginning of period                      $   0.62   $   0.58   $   0.48   $   0.70   $   0.86   $   1.00
Accumulation unit value at end of period                            $   0.70   $   0.62   $   0.58   $   0.48   $   0.70   $   0.86
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,655      3,938      4,901      4,631      7,466      9,298

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (1/29/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                      $   1.23   $   1.15   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.26   $   1.23   $   1.15         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             11         11         --         --         --         --

ALLIANCEBERNSTEIN VPS U.S. GOVERNMENT/HIGH GRADE SECURITIES PORTFOLIO (CLASS B) (2/11/2000)
Accumulation unit value at beginning of period                      $   1.27   $   1.25   $   1.23   $   1.16   $   1.09   $   1.00
Accumulation unit value at end of period                            $   1.28   $   1.27   $   1.25   $   1.23   $   1.16   $   1.09
Number of accumulation units outstanding at end of period
(000 omitted)                                                            889        920        966      1,192      1,123        319

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 101

VARIABLE ACCOUNT CHARGES OF 1.60% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.05   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.05         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,335        799         --         --         --         --

AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.09   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.13   $   1.09         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             91         41         --         --         --         --

BARON CAPITAL ASSET FUND - INSURANCE SHARES (2/11/2000)
Accumulation unit value at beginning of period                      $   1.42   $   1.15   $   0.89   $   1.06   $   0.96   $   1.00
Accumulation unit value at end of period                            $   1.44   $   1.42   $   1.15   $   0.89   $   1.06   $   0.96
Number of accumulation units outstanding at end of period
(000 omitted)                                                            969      1,061      1,193        624      1,044        668

CREDIT SUISSE TRUST - MID-CAP GROWTH PORTFOLIO (2/11/2000)
Accumulation unit value at beginning of period                      $   0.75   $   0.67   $   0.48   $   0.69   $   0.83   $   1.00
Accumulation unit value at end of period                            $   0.79   $   0.75   $   0.67   $   0.48   $   0.69   $   0.83
Number of accumulation units outstanding at end of period
(000 omitted)                                                            342        364        530        329        852      1,637

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.03   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.03         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            513        206         --         --         --         --

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC., INITIAL SHARES (3/3/2003)
Accumulation unit value at beginning of period                      $   1.34   $   1.29   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.37   $   1.34   $   1.29         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.03   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.03         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            160         88         --         --         --         --

EVERGREEN VA BALANCED FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.18   $   1.13   $   1.00   $   1.00         --         --
Accumulation unit value at end of period                            $   1.22   $   1.18   $   1.13   $   1.00         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              7          7          7         --         --         --

EVERGREEN VA CORE BOND FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.08   $   1.06   $   1.04   $   1.00         --         --
Accumulation unit value at end of period                            $   1.09   $   1.08   $   1.06   $   1.04         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            307        329        310         --         --         --

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (8/30/2002)
Accumulation unit value at beginning of period                      $   1.31   $   1.22   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.40   $   1.31   $   1.22   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            147         89         90         21         --         --

EVERGREEN VA GROWTH FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.50   $   1.34   $   0.98   $   1.00         --         --
Accumulation unit value at end of period                            $   1.57   $   1.50   $   1.34   $   0.98         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             19         16         14         --         --         --

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.28   $   1.20   $   1.03   $   1.00         --         --
Accumulation unit value at end of period                            $   1.28   $   1.28   $   1.20   $   1.03         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            170        181        123         --         --         --

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.40   $   1.20   $   0.93   $   1.00         --         --
Accumulation unit value at end of period                            $   1.60   $   1.40   $   1.20   $   0.93         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            163        169        123         --         --         --

EVERGREEN VA OMEGA FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.39   $   1.32   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.42   $   1.39   $   1.32   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             83         82         65          3         --         --

102 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.60% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.43   $   1.21   $   0.95   $   1.00         --         --
Accumulation unit value at end of period                            $   1.56   $   1.43   $   1.21   $   0.95         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             99         78         55          2         --         --

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.32   $   1.24   $   1.08   $   1.00         --         --
Accumulation unit value at end of period                            $   1.29   $   1.32   $   1.24   $   1.08         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            119         95         76         --         --         --

FIDELITY(R) VIP BALANCED PORTFOLIO SERVICE CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                      $   1.09   $   1.05   $   0.91   $   1.00         --         --
Accumulation unit value at end of period                            $   1.13   $   1.09   $   1.05   $   0.91         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             14         14         15          3         --         --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (8/30/2002)
Accumulation unit value at beginning of period                      $   1.38   $   1.22   $   0.97   $   1.00         --         --
Accumulation unit value at end of period                            $   1.58   $   1.38   $   1.22   $   0.97         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,396      1,696        275         --         --         --

FIDELITY(R) VIP DYNAMIC CAPITAL APPRECIATION PORTFOLIO SERVICE CLASS 2 (3/3/2003)
Accumulation unit value at beginning of period                      $   1.27   $   1.27   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.51   $   1.27   $   1.27         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO SERVICE CLASS (2/11/2000)
Accumulation unit value at beginning of period                      $   0.94   $   0.91   $   0.74   $   0.91   $   1.01   $   1.00
Accumulation unit value at end of period                            $   1.00   $   0.94   $   0.91   $   0.74   $   0.91   $   1.01
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,902      4,085      3,720      3,068      2,950      2,250

FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO SERVICE CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                      $   1.06   $   1.02   $   0.85   $   1.00         --         --
Accumulation unit value at end of period                            $   1.12   $   1.06   $   1.02   $   0.85         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                      $   0.96   $   0.95   $   0.73   $   1.00         --         --
Accumulation unit value at end of period                            $   1.00   $   0.96   $   0.95   $   0.73         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             46         70         50         --         --         --

FIDELITY(R) VIP HIGH INCOME PORTFOLIO SERVICE CLASS 2 (3/3/2003)
Accumulation unit value at beginning of period                      $   1.30   $   1.21   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.31   $   1.30   $   1.21         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS (2/11/2000)
Accumulation unit value at beginning of period                      $   1.61   $   1.31   $   0.96   $   1.09   $   1.14   $   1.00
Accumulation unit value at end of period                            $   1.88   $   1.61   $   1.31   $   0.96   $   1.09   $   1.14
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,997      4,551      5,037      5,481      7,878     10,072

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                      $   1.49   $   1.21   $   0.89   $   1.00         --         --
Accumulation unit value at end of period                            $   1.73   $   1.49   $   1.21   $   0.89         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            665        299        170         27         --         --

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS (2/11/2000)
Accumulation unit value at beginning of period                      $   0.76   $   0.68   $   0.48   $   0.62   $   0.80   $   1.00
Accumulation unit value at end of period                            $   0.89   $   0.76   $   0.68   $   0.48   $   0.62   $   0.80
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,172      1,219      1,060      3,767        933      1,064

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                      $   1.63   $   1.46   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.90   $   1.63   $   1.46         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            880        422         --         --         --         --

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (3/3/2003)
Accumulation unit value at beginning of period                      $   1.39   $   1.24   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.39   $   1.39   $   1.24         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             41         21         --         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 103

VARIABLE ACCOUNT CHARGES OF 1.60% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (2/11/2000)
Accumulation unit value at beginning of period                      $   2.44   $   1.88   $   1.41   $   1.40   $   1.32   $   1.00
Accumulation unit value at end of period                            $   2.72   $   2.44   $   1.88   $   1.41   $   1.40   $   1.32
Number of accumulation units outstanding at end of period
(000 omitted)                                                            960        841        925        967        685        269

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                      $   1.39   $   1.14   $   0.88   $   1.00         --         --
Accumulation unit value at end of period                            $   1.49   $   1.39   $   1.14   $   0.88         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             65         70         52         --         --         --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                      $   1.12   $   1.02   $   0.75   $   1.00         --         --
Accumulation unit value at end of period                            $   1.15   $   1.12   $   1.02   $   0.75         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            130        142         94         --         --         --

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (2/11/2000)
Accumulation unit value at beginning of period                      $   1.48   $   1.34   $   1.09   $   1.25   $   1.19   $   1.00
Accumulation unit value at end of period                            $   1.62   $   1.48   $   1.34   $   1.09   $   1.25   $   1.19
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,432      2,461      1,354        690        473         79

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                      $   1.27   $   1.09   $   0.84   $   1.00         --         --
Accumulation unit value at end of period                            $   1.38   $   1.27   $   1.09   $   0.84         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            892        833        387        330         --         --

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.16   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.11   $   1.16         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            871        313         --         --         --         --

GOLDMAN SACHS VIT CAPITAL GROWTH FUND (2/11/2000)
Accumulation unit value at beginning of period                      $   0.78   $   0.72   $   0.59   $   0.80   $   0.95   $   1.00
Accumulation unit value at end of period                            $   0.79   $   0.78   $   0.72   $   0.59   $   0.80   $   0.95
Number of accumulation units outstanding at end of period
(000 omitted)                                                            986      1,121      1,066      1,135      1,090      1,157

GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND (2/11/2000)
(PREVIOUSLY GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND)
Accumulation unit value at beginning of period                      $   0.90   $   0.79   $   0.62   $   0.81   $   0.94   $   1.00
Accumulation unit value at end of period                            $   0.94   $   0.90   $   0.79   $   0.62   $   0.81   $   0.94
Number of accumulation units outstanding at end of period
(000 omitted)                                                            880        911        741        666      1,747      1,910

GOLDMAN SACHS VIT INTERNATIONAL EQUITY FUND (2/11/2000)
Accumulation unit value at beginning of period                      $   0.78   $   0.69   $   0.52   $   0.65   $   0.85   $   1.00
Accumulation unit value at end of period                            $   0.87   $   0.78   $   0.69   $   0.52   $   0.65   $   0.85
Number of accumulation units outstanding at end of period
(000 omitted)                                                            630        618        735        634        630        621

GOLDMAN SACHS VIT MID CAP VALUE FUND (3/3/2003)
Accumulation unit value at beginning of period                      $   1.65   $   1.33   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.83   $   1.65   $   1.33         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            949        393         --         --         --         --

JANUS ASPEN SERIES GLOBAL TECHNOLOGY PORTFOLIO: SERVICE SHARES (5/1/2000)
Accumulation unit value at beginning of period                      $   0.35   $   0.35   $   0.24   $   0.42   $   0.68   $   1.00
Accumulation unit value at end of period                            $   0.38   $   0.35   $   0.35   $   0.24   $   0.42   $   0.68
Number of accumulation units outstanding at end of period
(000 omitted)                                                            960      1,339      2,256      1,352      2,516      3,873

JANUS ASPEN SERIES INTERNATIONAL GROWTH PORTFOLIO: SERVICE SHARES (2/11/2000)
Accumulation unit value at beginning of period                      $   0.62   $   0.53   $   0.40   $   0.55   $   0.73   $   1.00
Accumulation unit value at end of period                            $   0.80   $   0.62   $   0.53   $   0.40   $   0.55   $   0.73
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,877      3,282      4,438      4,904      7,177      7,309

JANUS ASPEN SERIES LARGE CAP GROWTH PORTFOLIO: SERVICE SHARES (2/11/2000)
Accumulation unit value at beginning of period                      $   0.57   $   0.56   $   0.43   $   0.60   $   0.81   $   1.00
Accumulation unit value at end of period                            $   0.58   $   0.57   $   0.56   $   0.43   $   0.60   $   0.81
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,654      4,012      5,078      5,747      8,149     12,345

104 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.60% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES MID CAP GROWTH PORTFOLIO: SERVICE SHARES (2/11/2000)
Accumulation unit value at beginning of period                      $   0.39   $   0.33   $   0.25   $   0.35   $   0.58   $   1.00
Accumulation unit value at end of period                            $   0.43   $   0.39   $   0.33   $   0.25   $   0.35   $   0.58
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,545      3,020      3,748      3,767      5,754      8,739

JPMORGAN U.S. LARGE CAP CORE EQUITY PORTFOLIO (2/11/2000)
Accumulation unit value at beginning of period                      $   0.82   $   0.76   $   0.60   $   0.81   $   0.93   $   1.00
Accumulation unit value at end of period                            $   0.81   $   0.82   $   0.76   $   0.60   $   0.81   $   0.93
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,022      1,124      1,065        952      1,041        696

LAZARD RETIREMENT EQUITY PORTFOLIO (2/11/2000)
Accumulation unit value at beginning of period                      $   1.09   $   0.99   $   0.81   $   0.98   $   1.08   $   1.00
Accumulation unit value at end of period                            $   1.11   $   1.09   $   0.99   $   0.81   $   0.98   $   1.08
Number of accumulation units outstanding at end of period
(000 omitted)                                                            267        271        193        147         63         70

LAZARD RETIREMENT INTERNATIONAL EQUITY PORTFOLIO (2/11/2000)
Accumulation unit value at beginning of period                      $   0.89   $   0.79   $   0.62   $   0.71   $   0.95   $   1.00
Accumulation unit value at end of period                            $   0.97   $   0.89   $   0.79   $   0.62   $   0.71   $   0.95
Number of accumulation units outstanding at end of period
(000 omitted)                                                            441        430        427        281        201        101

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                      $   1.32   $   1.23   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.35   $   1.32   $   1.23         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

MFS(R) INVESTORS TRUST SERIES - INITIAL CLASS (3/3/2003)
Accumulation unit value at beginning of period                      $   1.37   $   1.25   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.45   $   1.37   $   1.25         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

MFS(R) INVESTORS TRUST SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                      $   1.04   $   0.95   $   0.80   $   1.00         --         --
Accumulation unit value at end of period                            $   1.10   $   1.04   $   0.95   $   0.80         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              8          8         --         --         --         --

MFS(R) NEW DISCOVERY SERIES - INITIAL CLASS (2/11/2000)
Accumulation unit value at beginning of period                      $   0.76   $   0.73   $   0.55   $   0.82   $   0.88   $   1.00
Accumulation unit value at end of period                            $   0.79   $   0.76   $   0.73   $   0.55   $   0.82   $   0.88
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,075      2,485      5,133      4,295      9,128      5,110

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                      $   1.01   $   0.96   $   0.73   $   1.00         --         --
Accumulation unit value at end of period                            $   1.04   $   1.01   $   0.96   $   0.73         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             14         13         13         --         --         --

MFS(R) RESEARCH SERIES - INITIAL CLASS (2/11/2000)
Accumulation unit value at beginning of period                      $   0.76   $   0.67   $   0.55   $   0.73   $   0.95   $   1.00
Accumulation unit value at end of period                            $   0.81   $   0.76   $   0.67   $   0.55   $   0.73   $   0.95
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,180      2,940      2,362      2,675      3,850      2,978

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                      $   1.16   $   1.06   $   0.93   $   1.00         --         --
Accumulation unit value at end of period                            $   1.17   $   1.16   $   1.06   $   0.93         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,434      1,589      1,453          6         --         --

MFS(R) UTILITIES SERIES - INITIAL CLASS (2/11/2000)
Accumulation unit value at beginning of period                      $   0.96   $   0.75   $   0.56   $   0.73   $   0.98   $   1.00
Accumulation unit value at end of period                            $   1.10   $   0.96   $   0.75   $   0.56   $   0.73   $   0.98
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,659      1,728      1,521      2,042      2,469      3,551

MFS(R) UTILITIES SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                      $   1.41   $   1.11   $   0.85   $   1.00         --         --
Accumulation unit value at end of period                            $   1.62   $   1.41   $   1.11   $   0.85         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             64         56         34         --         --         --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.30   $   1.24   $   0.97   $   1.00         --         --
Accumulation unit value at end of period                            $   1.34   $   1.30   $   1.24   $   0.97         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            328        322        165         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 105

VARIABLE ACCOUNT CHARGES OF 1.60% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.52   $   1.30   $   0.93   $   1.00         --         --
Accumulation unit value at end of period                            $   1.71   $   1.52   $   1.30   $   0.93         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            168         54         13          9         --         --

OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                      $   1.19   $   1.11   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.20   $   1.19   $   1.11         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              4         16         14         --         --         --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (7/31/2002)
Accumulation unit value at beginning of period                      $   1.58   $   1.35   $   0.95   $   1.00         --         --
Accumulation unit value at end of period                            $   1.71   $   1.58   $   1.35   $   0.95         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            102        106         81         13         --         --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.20   $   1.12   $   1.04   $   1.00         --         --
Accumulation unit value at end of period                            $   1.21   $   1.20   $   1.12   $   1.04         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,678        741        108         --         --         --

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (3/1/2002)
Accumulation unit value at beginning of period                      $   1.09   $   1.00   $   0.81   $   1.00         --         --
Accumulation unit value at end of period                            $   1.13   $   1.09   $   1.00   $   0.81         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             35         37         39         --         --         --

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.20   $   1.13   $   0.97   $   1.00         --         --
Accumulation unit value at end of period                            $   1.33   $   1.20   $   1.13   $   0.97         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             56         44         28         --         --         --

PUTNAM VT INCOME FUND - CLASS IB SHARES (3/1/2002)
Accumulation unit value at beginning of period                      $   1.11   $   1.08   $   1.05   $   1.00         --         --
Accumulation unit value at end of period                            $   1.11   $   1.11   $   1.08   $   1.05         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              2          2         16         16         --         --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/1/2002)
Accumulation unit value at beginning of period                      $   1.22   $   1.07   $   0.85   $   1.00         --         --
Accumulation unit value at end of period                            $   1.35   $   1.22   $   1.07   $   0.85         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             82         83         77          7         --         --

PUTNAM VT RESEARCH FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                      $   1.34   $   1.27   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.39   $   1.34   $   1.27         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.18   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.25   $   1.18         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

PUTNAM VT VISTA FUND - CLASS IB SHARES (3/1/2002)
Accumulation unit value at beginning of period                      $   1.14   $   0.97   $   0.74   $   1.00         --         --
Accumulation unit value at end of period                            $   1.25   $   1.14   $   0.97   $   0.74         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (2/11/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period                      $   0.94   $   0.88   $   0.74   $   0.86   $   0.98   $   1.00
Accumulation unit value at end of period                            $   0.97   $   0.94   $   0.88   $   0.74   $   0.86   $   0.98
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,393      1,424      1,263        915        851        613

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (2/11/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                      $   1.02   $   1.03   $   1.04   $   1.05   $   1.03   $   1.00
Accumulation unit value at end of period                            $   1.03   $   1.02   $   1.03   $   1.04   $   1.05   $   1.03
Number of accumulation units outstanding at end of period
(000 omitted)                                                          5,054      5,813      9,032     12,876     11,399     11,511

106 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.60% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (2/11/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                      $   1.20   $   1.17   $   1.14   $   1.09   $   1.03   $   1.00
Accumulation unit value at end of period                            $   1.21   $   1.20   $   1.17   $   1.14   $   1.09   $   1.03
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,145      1,267        849        894      1,363        688

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (2/11/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                      $   1.39   $   1.19   $   0.86   $   1.08   $   1.07   $   1.00
Accumulation unit value at end of period                            $   1.55   $   1.39   $   1.19   $   0.86   $   1.08   $   1.07
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,161        854        518        179        367         52

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                      $   1.17   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.54   $   1.17         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            882        424         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (2/11/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                      $   0.49   $   0.46   $   0.38   $   0.52   $   0.77   $   1.00
Accumulation unit value at end of period                            $   0.52   $   0.49   $   0.46   $   0.38   $   0.52   $   0.77
Number of accumulation units outstanding at end of period
(000 omitted)                                                            703        733        539        476        546        554

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (2/11/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                      $   1.13   $   1.03   $   0.83   $   0.91   $   0.88   $   1.00
Accumulation unit value at end of period                            $   1.15   $   1.13   $   1.03   $   0.83   $   0.91   $   0.88
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,355      3,591      3,747      3,634      2,458        390

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (2/11/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                      $   0.69   $   0.67   $   0.52   $   0.68   $   0.85   $   1.00
Accumulation unit value at end of period                            $   0.73   $   0.69   $   0.67   $   0.52   $   0.68   $   0.85
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,835      3,213        184        144        795        785

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (8/30/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                      $   1.32   $   1.23   $   1.02   $   1.00         --         --
Accumulation unit value at end of period                            $   1.43   $   1.32   $   1.23   $   1.02         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            271        202          8         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (2/11/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                      $   0.71   $   0.70   $   0.57   $   0.74   $   0.90   $   1.00
Accumulation unit value at end of period                            $   0.70   $   0.71   $   0.70   $   0.57   $   0.74   $   0.90
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,660      1,568      1,779      2,097      2,896      2,468

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                      $   1.40   $   1.29   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.43   $   1.40   $   1.29         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            189        199         32         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                      $   1.10   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.09   $   1.10         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (2/11/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                      $   1.15   $   1.16   $   1.16   $   1.11   $   1.06   $   1.00
Accumulation unit value at end of period                            $   1.15   $   1.15   $   1.16   $   1.16   $   1.11   $   1.06
Number of accumulation units outstanding at end of period
(000 omitted)                                                            614        765        812        397        424         24

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 107

VARIABLE ACCOUNT CHARGES OF 1.60% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (2/11/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                      $   1.28   $   1.09   $   0.75   $   0.92   $   1.00   $   1.00
Accumulation unit value at end of period                            $   1.32   $   1.28   $   1.09   $   0.75   $   0.92   $   1.00
Number of accumulation units outstanding at end of period
(000 omitted)                                                            516        616        743        259        474        147

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (7/31/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                      $   1.53   $   1.30   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.59   $   1.53   $   1.30   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,501        718         23          3         --         --

ROYCE MICRO-CAP PORTFOLIO (2/11/2000)
Accumulation unit value at beginning of period                      $   2.13   $   1.90   $   1.29   $   1.51   $   1.18   $   1.00
Accumulation unit value at end of period                            $   2.34   $   2.13   $   1.90   $   1.29   $   1.51   $   1.18
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,036      1,354        833      1,130      1,596        491

ROYCE SMALL-CAP PORTFOLIO (2/11/2000)
Accumulation unit value at beginning of period                      $   2.29   $   1.86   $   1.34   $   1.58   $   1.33   $   1.00
Accumulation unit value at end of period                            $   2.45   $   2.29   $   1.86   $   1.34   $   1.58   $   1.33
Number of accumulation units outstanding at end of period
(000 omitted)                                                            734        852        678        993        705        640

STI CLASSIC VARIABLE TRUST CAPITAL APPRECIATION FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.26   $   1.20   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.23   $   1.26   $   1.20         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              4          4          4         --         --         --

STI CLASSIC VARIABLE TRUST INTERNATIONAL EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.67   $   1.43   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.86   $   1.67   $   1.43         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

STI CLASSIC VARIABLE TRUST INVESTMENT GRADE BOND FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.04   $   1.01   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.04   $   1.04   $   1.01         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             80         91         12         --         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP RELATIVE VALUE FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST GROWTH AND INCOME FUND)
Accumulation unit value at beginning of period                      $   1.44   $   1.28   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.54   $   1.44   $   1.28         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             24          5         --         --         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP VALUE EQUITY FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST VALUE INCOME STOCK FUND)
Accumulation unit value at beginning of period                      $   1.42   $   1.26   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.45   $   1.42   $   1.26         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             29         30          4         --         --         --

STI CLASSIC VARIABLE TRUST MID-CAP EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.50   $   1.31   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.69   $   1.50   $   1.31         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

STI CLASSIC VARIABLE TRUST SMALL CAP VALUE EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.71   $   1.40   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.88   $   1.71   $   1.40         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              4          4          2         --         --         --

THIRD AVENUE VALUE PORTFOLIO (2/11/2000)
Accumulation unit value at beginning of period                      $   2.27   $   1.92   $   1.37   $   1.56   $   1.39   $   1.00
Accumulation unit value at end of period                            $   2.56   $   2.27   $   1.92   $   1.37   $   1.56   $   1.39
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,445      1,239      1,160      1,457      1,689        785

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.46   $   1.26   $   0.98   $   1.00         --         --
Accumulation unit value at end of period                            $   1.49   $   1.46   $   1.26   $   0.98         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,752        959        110          3         --         --

108 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.60% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST GROWTH AND INCOME PORTFOLIO CLASS II SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.36   $   1.21   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.46   $   1.36   $   1.21   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              3          3          3         --         --         --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS I SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.74   $   1.30   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   2.01   $   1.74   $   1.30   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             34         35         25         --         --         --

WANGER INTERNATIONAL SMALL CAP (2/11/2000)
Accumulation unit value at beginning of period                      $   0.66   $   0.52   $   0.35   $   0.42   $   0.54   $   1.00
Accumulation unit value at end of period                            $   0.79   $   0.66   $   0.52   $   0.35   $   0.42   $   0.54
Number of accumulation units outstanding at end of period
(000 omitted)                                                            909        895        861        813      1,918      1,867

WANGER U.S. SMALLER COMPANIES (2/11/2000)
Accumulation unit value at beginning of period                      $   1.18   $   1.01   $   0.72   $   0.88   $   0.80   $   1.00
Accumulation unit value at end of period                            $   1.29   $   1.18   $   1.01   $   0.72   $   0.88   $   0.80
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,887      1,310        833        774      1,045        527

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (3/3/2003)
Accumulation unit value at beginning of period                      $   1.33   $   1.24   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.37   $   1.33   $   1.24         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            119         43         43         --         --         --

WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (3/3/2003)
Accumulation unit value at beginning of period                      $   1.43   $   1.30   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.45   $   1.43   $   1.30         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (2/11/2000)
Accumulation unit value at beginning of period                      $   1.14   $   1.04   $   0.84   $   1.05   $   1.13   $   1.00
Accumulation unit value at end of period                            $   1.18   $   1.14   $   1.04   $   0.84   $   1.05   $   1.13
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,739      1,400        495        368        132         47

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (3/3/2003)
Accumulation unit value at beginning of period                      $   1.50   $   1.39   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.62   $   1.50   $   1.39         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (3/3/2003)
Accumulation unit value at beginning of period                      $   1.33   $   1.25   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.28   $   1.33   $   1.25         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (3/3/2003)
Accumulation unit value at beginning of period                      $   1.32   $   1.30   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.37   $   1.32   $   1.30         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,332        620         --         --         --         --

WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (3/3/2003)
Accumulation unit value at beginning of period                      $   0.98   $   0.99   $   1.00         --         --         --
Accumulation unit value at end of period                            $   0.99   $   0.98   $   0.99         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             48         75         --         --         --         --

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (3/3/2003)
Accumulation unit value at beginning of period                      $   1.67   $   1.49   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.75   $   1.67   $   1.49         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (3/3/2003)
Accumulation unit value at beginning of period                      $   1.04   $   1.01   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.04   $   1.04   $   1.01         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,431        508         --         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 109

VARIABLE ACCOUNT CHARGES OF 1.65% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (1/29/2003)
Accumulation unit value at beginning of period                      $   1.47   $   1.35   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.52   $   1.47   $   1.35         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,471      1,173        333         --         --         --

AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (3/3/2000)
Accumulation unit value at beginning of period                      $   0.56   $   0.54   $   0.42   $   0.57   $   0.75   $   1.00
Accumulation unit value at end of period                            $   0.60   $   0.56   $   0.54   $   0.42   $   0.57   $   0.75
Number of accumulation units outstanding at end of period
(000 omitted)                                                            320        416        470        489        494        149

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (1/29/2003)
Accumulation unit value at beginning of period                      $   1.36   $   1.30   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.45   $   1.36   $   1.30         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             32         36         20         --         --         --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (1/29/2003)
Accumulation unit value at beginning of period                      $   1.54   $   1.36   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.65   $   1.54   $   1.36         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             37         46         36         --         --         --

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.08   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.14   $   1.08         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            380        266         --         --         --         --

AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (3/3/2000)
Accumulation unit value at beginning of period                      $   0.61   $   0.59   $   0.48   $   0.69   $   0.81   $   1.00
Accumulation unit value at end of period                            $   0.63   $   0.61   $   0.59   $   0.48   $   0.69   $   0.81
Number of accumulation units outstanding at end of period
(000 omitted)                                                            600        881        967      1,112      1,872      1,483

*AIM V. I. PREMIER EQUITY FUND, SERIES I SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES I SHARES ON APRIL 28, 2006.

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (1/29/2003)
Accumulation unit value at beginning of period                      $   1.30   $   1.25   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.35   $   1.30   $   1.25         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             20         20          3         --         --         --

*AIM V. I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (1/29/2003)
Accumulation unit value at beginning of period                      $   1.45   $   1.41   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.48   $   1.45   $   1.41         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            156        158         63         --         --         --

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (1/29/2003)
Accumulation unit value at beginning of period                      $   1.45   $   1.32   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.49   $   1.45   $   1.32         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            616        622        246         --         --         --

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                      $   1.20   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.37   $   1.20         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,119        537         --         --         --         --

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (1/29/2003)
Accumulation unit value at beginning of period                      $   1.33   $   1.24   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.50   $   1.33   $   1.24         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            177        187        127         --         --         --

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (1/29/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                      $   1.23   $   1.15   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.26   $   1.23   $   1.15         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              3          1         --         --         --         --

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.05   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.05         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,472      1,212         --         --         --         --

110 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.65% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.12   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.24   $   1.12         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.06   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.07   $   1.06         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,978        814         --         --         --         --

AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.09   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.12   $   1.09         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                      $   1.17   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.21   $   1.17         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              5          5         --         --         --         --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                      $   1.04   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.04         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            896        419         --         --         --         --

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON APRIL 28, 2006. ON MAY 1,
2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B.

DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.13   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.21   $   1.13         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.03   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.03         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            740        249         --         --         --         --

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC., INITIAL SHARES (3/3/2000)
Accumulation unit value at beginning of period                      $   0.62   $   0.59   $   0.48   $   0.68   $   0.90   $   1.00
Accumulation unit value at end of period                            $   0.63   $   0.62   $   0.59   $   0.48   $   0.68   $   0.90
Number of accumulation units outstanding at end of period
(000 omitted)                                                             77        109        119        156        191         71

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.03   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.03         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.14   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.25   $   1.14         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

EVERGREEN VA BALANCED FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                      $   1.20   $   1.15   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.24   $   1.20   $   1.15         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            283        305        233         --         --         --

EVERGREEN VA CORE BOND FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                      $   1.04   $   1.02   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.04   $   1.02         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,307      1,090        742         --         --         --

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                      $   1.40   $   1.31   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.50   $   1.40   $   1.31         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            571        397        293         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 111

VARIABLE ACCOUNT CHARGES OF 1.65% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
EVERGREEN VA GROWTH FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                      $   1.56   $   1.39   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.63   $   1.56   $   1.39         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            160        136        101         --         --         --

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                      $   1.22   $   1.15   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.22   $   1.22   $   1.15         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            544        441        362         --         --         --

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                      $   1.57   $   1.34   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.79   $   1.57   $   1.34         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            352        320        216         --         --         --

EVERGREEN VA OMEGA FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                      $   1.48   $   1.40   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.50   $   1.48   $   1.40         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            298        336        232         --         --         --

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                      $   1.55   $   1.31   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.68   $   1.55   $   1.31         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            612        637        390         --         --         --

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                      $   1.20   $   1.13   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.17   $   1.20   $   1.13         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,319      1,205        654         --         --         --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                      $   1.47   $   1.30   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.69   $   1.47   $   1.30         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          6,755      4,083      1,989         --         --         --

FIDELITY(R) VIP DYNAMIC CAPITAL APPRECIATION PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                      $   1.06   $   1.06   $   0.86   $   0.95   $   1.00         --
Accumulation unit value at end of period                            $   1.26   $   1.06   $   1.06   $   0.86   $   0.95         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              1          1          1         10          3         --

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                      $   1.36   $   1.34   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.41   $   1.36   $   1.34         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            161        199        141         --         --         --

FIDELITY(R) VIP HIGH INCOME PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                      $   1.24   $   1.15   $   0.92   $   0.91   $   1.00         --
Accumulation unit value at end of period                            $   1.25   $   1.24   $   1.15   $   0.92   $   0.91         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             22         22         26         13         13         --

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.03   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.03   $   1.03         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,893        708         --         --         --         --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                      $   1.57   $   1.28   $   0.94   $   1.06   $   1.00         --
Accumulation unit value at end of period                            $   1.82   $   1.57   $   1.28   $   0.94   $   1.06         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,376      1,002        621         42          8         --

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                      $   1.63   $   1.46   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.90   $   1.63   $   1.46         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            814        375          6         --         --         --

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                      $   1.39   $   1.24   $   0.96   $   0.98   $   0.99   $   1.00
Accumulation unit value at end of period                            $   1.39   $   1.39   $   1.24   $   0.96   $   0.98   $   0.99
Number of accumulation units outstanding at end of period
(000 omitted)                                                            503        448        360        343        285        177

112 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.65% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                      $   2.18   $   1.68   $   1.26   $   1.25   $   1.18   $   1.00
Accumulation unit value at end of period                            $   2.43   $   2.18   $   1.68   $   1.26   $   1.25   $   1.18
Number of accumulation units outstanding at end of period
(000 omitted)                                                            179        154         90         58         11          2

FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.09   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.11   $   1.09         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             12         11         --         --         --         --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (5/1/2002)
Accumulation unit value at beginning of period                      $   1.25   $   1.03   $   0.79   $   1.00         --         --
Accumulation unit value at end of period                            $   1.34   $   1.25   $   1.03   $   0.79         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            450        471        247          4         --         --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                      $   0.52   $   0.48   $   0.35   $   0.50   $   0.60   $   1.00
Accumulation unit value at end of period                            $   0.54   $   0.52   $   0.48   $   0.35   $   0.50   $   0.60
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,089      1,247        982        331        348        258

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                      $   1.38   $   1.25   $   1.02   $   1.17   $   1.11   $   1.00
Accumulation unit value at end of period                            $   1.51   $   1.38   $   1.25   $   1.02   $   1.17   $   1.11
Number of accumulation units outstanding at end of period
(000 omitted)                                                          5,530      5,447      3,579        123         41          3

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                      $   1.56   $   1.34   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.69   $   1.56   $   1.34         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            481        404        261         --         --         --

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.16   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.11   $   1.16         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,682        454         --         --         --         --

FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.12   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.20   $   1.12         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            153        127         --         --         --         --

GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND (3/3/2000)
(PREVIOUSLY GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND)
Accumulation unit value at beginning of period                      $   0.88   $   0.78   $   0.61   $   0.79   $   0.91   $   1.00
Accumulation unit value at end of period                            $   0.92   $   0.88   $   0.78   $   0.61   $   0.79   $   0.91
Number of accumulation units outstanding at end of period
(000 omitted)                                                            171        282        210        204        212        144

GOLDMAN SACHS VIT MID CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   2.28   $   1.84   $   1.46   $   1.56   $   1.41   $   1.00
Accumulation unit value at end of period                            $   2.53   $   2.28   $   1.84   $   1.46   $   1.56   $   1.41
Number of accumulation units outstanding at end of period
(000 omitted)                                                            937        431        147        125        110         37

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                      $   1.32   $   1.23   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.35   $   1.32   $   1.23         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             35         75         75         --         --         --

MFS(R) INVESTORS TRUST SERIES - INITIAL CLASS (3/3/2000)
Accumulation unit value at beginning of period                      $   0.86   $   0.79   $   0.65   $   0.84   $   1.02   $   1.00
Accumulation unit value at end of period                            $   0.91   $   0.86   $   0.79   $   0.65   $   0.84   $   1.02
Number of accumulation units outstanding at end of period
(000 omitted)                                                             49         54         60         68         87         57

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                      $   1.40   $   1.34   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.44   $   1.40   $   1.34         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            115        142        117         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 113

VARIABLE ACCOUNT CHARGES OF 1.65% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                      $   1.28   $   1.17   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.29   $   1.28   $   1.17         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,166      3,185      2,107         --         --         --

MFS(R) UTILITIES SERIES - INITIAL CLASS (3/3/2000)
Accumulation unit value at beginning of period                      $   0.82   $   0.64   $   0.48   $   0.63   $   0.85   $   1.00
Accumulation unit value at end of period                            $   0.94   $   0.82   $   0.64   $   0.48   $   0.63   $   0.85
Number of accumulation units outstanding at end of period
(000 omitted)                                                            290        358        415        453        567        366

MFS(R) UTILITIES SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                      $   1.67   $   1.30   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.91   $   1.67   $   1.30         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            126        111         59         --         --         --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                      $   1.37   $   1.31   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.41   $   1.37   $   1.31         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,429        747        148         --         --         --

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                      $   1.26   $   1.07   $   0.77   $   1.00         --         --
Accumulation unit value at end of period                            $   1.41   $   1.26   $   1.07   $   0.77         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            462        327        229         --         --         --

OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                      $   1.29   $   1.20   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.29   $   1.29   $   1.20         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            207        214        167         --         --         --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                      $   1.69   $   1.44   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.82   $   1.69   $   1.44         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            164        179        148         --         --         --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                      $   1.26   $   1.19   $   1.03   $   1.00         --         --
Accumulation unit value at end of period                            $   1.27   $   1.26   $   1.19   $   1.03         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          5,202      3,248      1,819         --         --         --

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                      $   1.41   $   1.29   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.46   $   1.41   $   1.29         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             42         45         37         --         --         --

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (5/1/2002)
Accumulation unit value at beginning of period                      $   1.03   $   0.97   $   0.84   $   1.00         --         --
Accumulation unit value at end of period                            $   1.14   $   1.03   $   0.97   $   0.84         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            155        148        132         33         --         --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/3/2000)
Accumulation unit value at beginning of period                      $   0.68   $   0.60   $   0.47   $   0.59   $   0.75   $   1.00
Accumulation unit value at end of period                            $   0.76   $   0.68   $   0.60   $   0.47   $   0.59   $   0.75
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,024      1,360      1,054        666        730        499

PUTNAM VT RESEARCH FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                      $   1.34   $   1.27   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.38   $   1.34   $   1.27         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.18   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.25   $   1.18         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              2         --         --         --         --         --

PUTNAM VT VISTA FUND - CLASS IB SHARES (3/3/2000)
Accumulation unit value at beginning of period                      $   0.50   $   0.43   $   0.33   $   0.48   $   0.73   $   1.00
Accumulation unit value at end of period                            $   0.55   $   0.50   $   0.43   $   0.33   $   0.48   $   0.73
Number of accumulation units outstanding at end of period
(000 omitted)                                                            495        657        650        608        668        384

114 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.65% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                      $   0.98   $   0.99   $   1.00         --         --         --
Accumulation unit value at end of period                            $   0.99   $   0.98   $   0.99         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            766        287        357         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                      $   1.05   $   1.03   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.06   $   1.05   $   1.03         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,401      1,444        591         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                      $   1.39   $   1.20   $   0.86   $   1.08   $   1.08   $   1.00
Accumulation unit value at end of period                            $   1.55   $   1.39   $   1.20   $   0.86   $   1.08   $   1.08
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,404        286        196         36         34          3

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                      $   1.17   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.54   $   1.17         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,246        418         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                      $   1.30   $   1.22   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.39   $   1.30   $   1.22         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                      $   1.12   $   1.02   $   0.83   $   0.90   $   0.88   $   1.00
Accumulation unit value at end of period                            $   1.15   $   1.12   $   1.02   $   0.83   $   0.90   $   0.88
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,528        436        245        216        178         62

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                      $   1.10   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.11   $   1.10         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              1         --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                      $   1.14   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.28   $   1.14         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                      $   0.68   $   0.65   $   0.51   $   0.67   $   0.83   $   1.00
Accumulation unit value at end of period                            $   0.71   $   0.68   $   0.65   $   0.51   $   0.67   $   0.83
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,651      2,949        133         79        101         13

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                      $   1.10   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.13   $   1.10         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                      $   1.35   $   1.26   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.46   $   1.35   $   1.26         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            115         44          6         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 115

VARIABLE ACCOUNT CHARGES OF 1.65% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                      $   0.67   $   0.66   $   0.54   $   0.70   $   0.86   $   1.00
Accumulation unit value at end of period                            $   0.67   $   0.67   $   0.66   $   0.54   $   0.70   $   0.86
Number of accumulation units outstanding at end of period
(000 omitted)                                                            609        675        647        363        701        483

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                      $   1.40   $   1.29   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.43   $   1.40   $   1.29         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             86         57         34         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                      $   1.10   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.09   $   1.10         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                      $   1.13   $   1.14   $   1.15   $   1.10   $   1.05   $   1.00
Accumulation unit value at end of period                            $   1.13   $   1.13   $   1.14   $   1.15   $   1.10   $   1.05
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,464      2,105      1,933      1,155        592        331

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                      $   1.14   $   0.98   $   0.67   $   0.82   $   0.90   $   1.00
Accumulation unit value at end of period                            $   1.17   $   1.14   $   0.98   $   0.67   $   0.82   $   0.90
Number of accumulation units outstanding at end of period
(000 omitted)                                                             46         47         47         37         43         39

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (5/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                      $   1.26   $   1.07   $   0.79   $   1.00         --         --
Accumulation unit value at end of period                            $   1.31   $   1.26   $   1.07   $   0.79         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,494        926         92         --         --         --

STI CLASSIC VARIABLE TRUST CAPITAL APPRECIATION FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.26   $   1.20   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.23   $   1.26   $   1.20         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            105         86         62         --         --         --

STI CLASSIC VARIABLE TRUST INTERNATIONAL EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.67   $   1.42   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.86   $   1.67   $   1.42         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             12         12          8         --         --         --

STI CLASSIC VARIABLE TRUST INVESTMENT GRADE BOND FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.04   $   1.01   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.04   $   1.04   $   1.01         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            107        107         16         --         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP RELATIVE VALUE FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST GROWTH AND INCOME FUND)
Accumulation unit value at beginning of period                      $   1.44   $   1.28   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.54   $   1.44   $   1.28         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             12         12          6         --         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP VALUE EQUITY FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST VALUE INCOME STOCK FUND)
Accumulation unit value at beginning of period                      $   1.43   $   1.26   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.46   $   1.43   $   1.26         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              9         11         12         --         --         --

STI CLASSIC VARIABLE TRUST MID-CAP EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.50   $   1.31   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.69   $   1.50   $   1.31         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             10         10          6         --         --         --

116 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.65% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
STI CLASSIC VARIABLE TRUST SMALL CAP VALUE EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                      $   1.71   $   1.40   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.88   $   1.71   $   1.40         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             33         24         13         --         --         --

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (1/29/2003)
Accumulation unit value at beginning of period                      $   1.51   $   1.30   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.54   $   1.51   $   1.30         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,450      1,542        246         --         --         --

VAN KAMPEN LIFE INVESTMENT TRUST GROWTH AND INCOME PORTFOLIO CLASS II SHARES (1/29/2003)
Accumulation unit value at beginning of period                      $   1.45   $   1.29   $   1.00         --         --         --
Accumulation unit value at end of period                            $   1.56   $   1.45   $   1.29         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            189        208        134         --         --         --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS I SHARES (1/29/2003)
Accumulation unit value at beginning of period                      $   1.90   $   1.42   $   1.00         --         --         --
Accumulation unit value at end of period                            $   2.19   $   1.90   $   1.42         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             95         95         55         --         --         --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.38   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.58   $   1.38         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             83         53         --         --         --         --

WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                      $   1.20   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.44   $   1.20         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,129        548         --         --         --         --

WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.15   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.26   $   1.15         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,367        402         --         --         --         --

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.00   $   0.93   $   0.77   $   0.90   $   0.98   $   1.00
Accumulation unit value at end of period                            $   1.03   $   1.00   $   0.93   $   0.77   $   0.90   $   0.98
Number of accumulation units outstanding at end of period
(000 omitted)                                                            990      1,418      1,415      1,505      1,685      1,029

WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.01   $   0.92   $   0.75   $   1.00   $   1.09   $   1.00
Accumulation unit value at end of period                            $   1.02   $   1.01   $   0.92   $   0.75   $   1.00   $   1.09
Number of accumulation units outstanding at end of period
(000 omitted)                                                            277        462        369        366        378        302

WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.13   $   1.03   $   0.83   $   1.05   $   1.12   $   1.00
Accumulation unit value at end of period                            $   1.17   $   1.13   $   1.03   $   0.83   $   1.05   $   1.12
Number of accumulation units outstanding at end of period
(000 omitted)                                                            679        518        534        482        466        123

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (7/3/2000)
Accumulation unit value at beginning of period                      $   0.77   $   0.72   $   0.55   $   0.73   $   0.89   $   1.00
Accumulation unit value at end of period                            $   0.83   $   0.77   $   0.72   $   0.55   $   0.73   $   0.89
Number of accumulation units outstanding at end of period
(000 omitted)                                                             84        104         73         43          2         --

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   0.65   $   0.61   $   0.50   $   0.69   $   0.87   $   1.00
Accumulation unit value at end of period                            $   0.63   $   0.65   $   0.61   $   0.50   $   0.69   $   0.87
Number of accumulation units outstanding at end of period
(000 omitted)                                                            157        164        148        160        172        117

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   0.66   $   0.65   $   0.52   $   0.74   $   0.95   $   1.00
Accumulation unit value at end of period                            $   0.68   $   0.66   $   0.65   $   0.52   $   0.74   $   0.95
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,021      2,058      2,317      2,440      2,335      1,454

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 117

VARIABLE ACCOUNT CHARGES OF 1.65% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.02   $   1.03   $   1.04   $   1.04   $   1.02   $   1.00
Accumulation unit value at end of period                            $   1.03   $   1.02   $   1.03   $   1.04   $   1.04   $   1.02
Number of accumulation units outstanding at end of period
(000 omitted)                                                            318        383        894      1,193      1,236        668

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   0.39   $   0.35   $   0.25   $   0.41   $   0.56   $   1.00
Accumulation unit value at end of period                            $   0.41   $   0.39   $   0.35   $   0.25   $   0.41   $   0.56
Number of accumulation units outstanding at end of period
(000 omitted)                                                            374        654        660        655        712        393

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.30   $   1.27   $   1.19   $   1.12   $   1.06   $   1.00
Accumulation unit value at end of period                            $   1.30   $   1.30   $   1.27   $   1.19   $   1.12   $   1.06
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,402      1,115      1,012      1,004        997        793

118 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (7/31/2002)
Accumulation unit value at beginning of period                      $   1.36   $   1.24   $   0.95   $   1.00         --         --
Accumulation unit value at end of period                            $   1.41   $   1.36   $   1.24   $   0.95         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,249      1,479        220         70         --         --

AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (3/3/2000)
Accumulation unit value at beginning of period                      $   0.56   $   0.54   $   0.42   $   0.57   $   0.75   $   1.00
Accumulation unit value at end of period                            $   0.60   $   0.56   $   0.54   $   0.42   $   0.57   $   0.75
Number of accumulation units outstanding at end of period
(000 omitted)                                                            483        662        647        503        517        208

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (3/1/2002)
Accumulation unit value at beginning of period                      $   1.05   $   1.00   $   0.79   $   1.00         --         --
Accumulation unit value at end of period                            $   1.12   $   1.05   $   1.00   $   0.79         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            324        329        238         --         --         --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.42   $   1.25   $   0.94   $   1.00         --         --
Accumulation unit value at end of period                            $   1.52   $   1.42   $   1.25   $   0.94         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            153        163         29         --         --         --

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.08   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.14   $   1.08         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,051        427         --         --         --         --

AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (3/3/2000)

Accumulation unit value at beginning of period                      $   0.61   $   0.58   $   0.48   $   0.69   $   0.81   $   1.00
Accumulation unit value at end of period                            $   0.63   $   0.61   $   0.58   $   0.48   $   0.69   $   0.81
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,029      1,307      1,468      1,391      1,830      1,087

*AIM V. I. PREMIER EQUITY FUND, SERIES I SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES I SHARES ON APRIL 28, 2006.

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (3/1/2002)
Accumulation unit value at beginning of period                      $   0.94   $   0.91   $   0.74   $   1.00         --         --
Accumulation unit value at end of period                            $   0.97   $   0.94   $   0.91   $   0.74         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

*AIM V. I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (8/30/2002)
Accumulation unit value at beginning of period                      $   1.38   $   1.33   $   0.94   $   1.00         --         --
Accumulation unit value at end of period                            $   1.40   $   1.38   $   1.33   $   0.94         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             16         16         15         --         --         --

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (8/30/2002)
Accumulation unit value at beginning of period                      $   1.35   $   1.24   $   0.95   $   1.00         --         --
Accumulation unit value at end of period                            $   1.39   $   1.35   $   1.24   $   0.95         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            189        109         52          8         --         --

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                      $   1.20   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.37   $   1.20         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          8,725      1,580         --         --         --         --

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (8/30/2002)
Accumulation unit value at beginning of period                      $   1.19   $   1.12   $   0.92   $   1.00         --         --
Accumulation unit value at end of period                            $   1.34   $   1.19   $   1.12   $   0.92         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              8          8          7          2         --         --

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (4/30/2004)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                      $   1.07   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.09   $   1.07         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.05   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.05         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                         20,290      3,919         --         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 119

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.12   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.24   $   1.12         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.06   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.06   $   1.06         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          6,935      1,154         --         --         --         --

AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                      $   1.09   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.12   $   1.09         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             26         18         --         --         --         --

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                      $   1.17   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.21   $   1.17         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              4          2         --         --         --         --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                      $   1.04   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.04         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,706        938         --         --         --         --

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON APRIL 28, 2006. ON MAY 1,
2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B.

DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.13   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.21   $   1.13         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             15         13         --         --         --         --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.03   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.03         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,763        500         --         --         --         --

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC., INITIAL SHARES (3/3/2000)
Accumulation unit value at beginning of period                      $   0.62   $   0.59   $   0.48   $   0.68   $   0.90   $   1.00
Accumulation unit value at end of period                            $   0.63   $   0.62   $   0.59   $   0.48   $   0.68   $   0.90
Number of accumulation units outstanding at end of period
(000 omitted)                                                            237        244        135         71        384        364

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.03   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.05   $   1.03         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              1          1         --         --         --         --

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.14   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.25   $   1.14         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             57          9         --         --         --         --

EVERGREEN VA BALANCED FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.18   $   1.13   $   1.00   $   1.00         --         --
Accumulation unit value at end of period                            $   1.22   $   1.18   $   1.13   $   1.00         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             47         48         23          6         --         --

EVERGREEN VA CORE BOND FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.08   $   1.06   $   1.04   $   1.00         --         --
Accumulation unit value at end of period                            $   1.08   $   1.08   $   1.06   $   1.04         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          6,145      2,108        362         59         --         --

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (8/30/2002)
Accumulation unit value at beginning of period                      $   1.31   $   1.22   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.40   $   1.31   $   1.22   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            517        322        203          6         --         --

120 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
EVERGREEN VA GROWTH FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.50   $   1.34   $   0.98   $   1.00         --         --
Accumulation unit value at end of period                            $   1.57   $   1.50   $   1.34   $   0.98         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,063        101         59         21         --         --

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.28   $   1.20   $   1.03   $   1.00         --         --
Accumulation unit value at end of period                            $   1.27   $   1.28   $   1.20   $   1.03         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,171      1,002        172         19         --         --

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.40   $   1.20   $   0.93   $   1.00         --         --
Accumulation unit value at end of period                            $   1.59   $   1.40   $   1.20   $   0.93         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,419        443        326         53         --         --

EVERGREEN VA OMEGA FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.39   $   1.32   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.41   $   1.39   $   1.32   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,474        717        169         45         --         --

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.43   $   1.21   $   0.95   $   1.00         --         --
Accumulation unit value at end of period                            $   1.55   $   1.43   $   1.21   $   0.95         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            522        391        149         24         --         --

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                      $   1.32   $   1.24   $   1.08   $   1.00         --         --
Accumulation unit value at end of period                            $   1.28   $   1.32   $   1.24   $   1.08         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,575      1,498         16          1         --         --

FIDELITY(R) VIP BALANCED PORTFOLIO SERVICE CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                      $   1.06   $   1.02   $   0.91   $   1.00         --         --
Accumulation unit value at end of period                            $   1.10   $   1.06   $   1.02   $   0.91         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            118         97         53         --         --         --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (8/30/2002)
Accumulation unit value at beginning of period                      $   1.38   $   1.22   $   0.97   $   1.00         --         --
Accumulation unit value at end of period                            $   1.58   $   1.38   $   1.22   $   0.97         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                         16,531      3,067        152         --         --         --

FIDELITY(R) VIP DYNAMIC CAPITAL APPRECIATION PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                      $   1.05   $   1.06   $   0.86   $   0.95   $   1.00         --
Accumulation unit value at end of period                            $   1.25   $   1.05   $   1.06   $   0.86   $   0.95         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             82         92         19         --         --         --

FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO SERVICE CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                      $   1.07   $   1.03   $   0.85   $   1.00         --         --
Accumulation unit value at end of period                            $   1.13   $   1.07   $   1.03   $   0.85         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            345        306        122          2         --         --

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                      $   0.96   $   0.94   $   0.73   $   1.00         --         --
Accumulation unit value at end of period                            $   0.99   $   0.96   $   0.94   $   0.73         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            324        327         68         --         --         --

FIDELITY(R) VIP HIGH INCOME PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                      $   1.24   $   1.15   $   0.92   $   0.91   $   1.00         --
Accumulation unit value at end of period                            $   1.25   $   1.24   $   1.15   $   0.92   $   0.91         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            123        186        155         59         43         --

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.03   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.03   $   1.03         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          8,188      1,336         --         --         --         --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (5/1/2001)
Accumulation unit value at beginning of period                      $   1.56   $   1.27   $   0.94   $   1.06   $   1.00         --
Accumulation unit value at end of period                            $   1.81   $   1.56   $   1.27   $   0.94   $   1.06         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,100      1,208        722        290         13         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 121

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.10   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.28   $   1.10         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,036      1,573         --         --         --         --

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                      $   1.39   $   1.24   $   0.96   $   0.98   $   0.99   $   1.00
Accumulation unit value at end of period                            $   1.39   $   1.39   $   1.24   $   0.96   $   0.98   $   0.99
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,554      2,119      1,118        777        413        157

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                      $   2.17   $   1.68   $   1.26   $   1.25   $   1.18   $   1.00
Accumulation unit value at end of period                            $   2.42   $   2.17   $   1.68   $   1.26   $   1.25   $   1.18
Number of accumulation units outstanding at end of period
(000 omitted)                                                            512        421        292        334        125          6

FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.09   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.11   $   1.09         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             38         14         --         --         --         --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                      $   1.38   $   1.14   $   0.88   $   1.00         --         --
Accumulation unit value at end of period                            $   1.48   $   1.38   $   1.14   $   0.88         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            281        284         75         11         --         --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                      $   0.52   $   0.48   $   0.35   $   0.50   $   0.60   $   1.00
Accumulation unit value at end of period                            $   0.54   $   0.52   $   0.48   $   0.35   $   0.50   $   0.60
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,719      1,992      1,273      1,008        617        120

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/3/2000)
Accumulation unit value at beginning of period                      $   1.38   $   1.25   $   1.01   $   1.17   $   1.11   $   1.00
Accumulation unit value at end of period                            $   1.50   $   1.38   $   1.25   $   1.01   $   1.17   $   1.11
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,844      3,112        870        324         24          6

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                      $   1.27   $   1.09   $   0.84   $   1.00         --         --
Accumulation unit value at end of period                            $   1.37   $   1.27   $   1.09   $   0.84         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            365        308        127          1         --         --

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.16   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.11   $   1.16         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          7,734      1,493         --         --         --         --

FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                      $   1.12   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.20   $   1.12         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            226        177         --         --         --         --

GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND (3/3/2000)
(PREVIOUSLY GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND)
Accumulation unit value at beginning of period                      $   0.87   $   0.77   $   0.61   $   0.79   $   0.91   $   1.00
Accumulation unit value at end of period                            $   0.92   $   0.87   $   0.77   $   0.61   $   0.79   $   0.91
Number of accumulation units outstanding at end of period
(000 omitted)                                                            956        816        519        391        286        102

GOLDMAN SACHS VIT MID CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   2.28   $   1.84   $   1.46   $   1.56   $   1.41   $   1.00
Accumulation unit value at end of period                            $   2.53   $   2.28   $   1.84   $   1.46   $   1.56   $   1.41
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,128      1,284        550        386        321         60

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                      $   1.07   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.10   $   1.07         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             11         11         --         --         --         --

122 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS TRUST SERIES - INITIAL CLASS (3/3/2000)
Accumulation unit value at beginning of period                      $   0.86   $   0.78   $   0.65   $   0.84   $   1.02   $   1.00
Accumulation unit value at end of period                            $   0.91   $   0.86   $   0.78   $   0.65   $   0.84   $   1.02
Number of accumulation units outstanding at end of period
(000 omitted)                                                            451        539        354        166        151         15

MFS(R) INVESTORS TRUST SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                      $   1.04   $   0.96   $   0.80   $   1.00         --         --
Accumulation unit value at end of period                            $   1.10   $   1.04   $   0.96   $   0.80         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             68         41         21         --         --         --

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                      $   1.00   $   0.96   $   0.73   $   1.00         --         --
Accumulation unit value at end of period                            $   1.04   $   1.00   $   0.96   $   0.73         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            155        138        107          1         --         --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                      $   1.15   $   1.06   $   0.93   $   1.00         --         --
Accumulation unit value at end of period                            $   1.16   $   1.15   $   1.06   $   0.93         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,130      1,184        348          7         --         --

MFS(R) UTILITIES SERIES - INITIAL CLASS (3/3/2000)
Accumulation unit value at beginning of period                      $   0.82   $   0.64   $   0.48   $   0.63   $   0.85   $   1.00
Accumulation unit value at end of period                            $   0.94   $   0.82   $   0.64   $   0.48   $   0.63   $   0.85
Number of accumulation units outstanding at end of period
(000 omitted)                                                            770        912        684        721        713        171

MFS(R) UTILITIES SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                      $   1.44   $   1.13   $   0.85   $   1.00         --         --
Accumulation unit value at end of period                            $   1.65   $   1.44   $   1.13   $   0.85         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             72         63         37          9         --         --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.29   $   1.24   $   0.97   $   1.00         --         --
Accumulation unit value at end of period                            $   1.33   $   1.29   $   1.24   $   0.97         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          6,720      1,419         14         --         --         --

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                      $   1.27   $   1.08   $   0.77   $   1.00         --         --
Accumulation unit value at end of period                            $   1.42   $   1.27   $   1.08   $   0.77         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            680        562        136         --         --         --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (7/31/2002)
Accumulation unit value at beginning of period                      $   1.58   $   1.35   $   0.95   $   1.00         --         --
Accumulation unit value at end of period                            $   1.70   $   1.58   $   1.35   $   0.95         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            168        143         64         18         --         --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (5/1/2002)
Accumulation unit value at beginning of period                      $   1.26   $   1.18   $   1.03   $   1.00         --         --
Accumulation unit value at end of period                            $   1.27   $   1.26   $   1.18   $   1.03         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          9,445      2,076        137          5         --         --

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (3/1/2002)
Accumulation unit value at beginning of period                      $   1.11   $   1.02   $   0.81   $   1.00         --         --
Accumulation unit value at end of period                            $   1.15   $   1.11   $   1.02   $   0.81         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             57         66         52         --         --         --

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (5/1/2002)
Accumulation unit value at beginning of period                      $   1.02   $   0.97   $   0.84   $   1.00         --         --
Accumulation unit value at end of period                            $   1.14   $   1.02   $   0.97   $   0.84         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            175        177        188         73         --         --

PUTNAM VT INCOME FUND - CLASS IB SHARES (3/1/2002)
Accumulation unit value at beginning of period                      $   1.10   $   1.07   $   1.05   $   1.00         --         --
Accumulation unit value at end of period                            $   1.11   $   1.10   $   1.07   $   1.05         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            110         69         37         --         --         --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/3/2000)
Accumulation unit value at beginning of period                      $   0.68   $   0.60   $   0.47   $   0.58   $   0.75   $   1.00
Accumulation unit value at end of period                            $   0.75   $   0.68   $   0.60   $   0.47   $   0.58   $   0.75
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,716      1,786      1,760      1,350      1,244        708

RIVERSOURCE VARIABLE ANNUITY ACCOUNT  - 123

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.18   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.25   $   1.18         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             89          5         --         --         --         --

PUTNAM VT VISTA FUND - CLASS IB SHARES (3/3/2000)
Accumulation unit value at beginning of period                      $   0.50   $   0.43   $   0.33   $   0.48   $   0.73   $   1.00
Accumulation unit value at end of period                            $   0.55   $   0.50   $   0.43   $   0.33   $   0.48   $   0.73
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,031      1,143      1,270      1,246      1,676        814

RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (3/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period                      $   1.05   $   0.97   $   0.82   $   1.00         --         --
Accumulation unit value at end of period                            $   1.07   $   1.05   $   0.97   $   0.82         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             57         60         12         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (3/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                      $   0.96   $   0.97   $   0.99   $   1.00         --         --
Accumulation unit value at end of period                            $   0.97   $   0.96   $   0.97   $   0.99         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,151        399         76         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (3/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                      $   1.07   $   1.04   $   1.01   $   1.00         --         --
Accumulation unit value at end of period                            $   1.07   $   1.07   $   1.04   $   1.01         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,077        842        152         40         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                      $   1.39   $   1.20   $   0.86   $   1.08   $   1.08   $   1.00
Accumulation unit value at end of period                            $   1.55   $   1.39   $   1.20   $   0.86   $   1.08   $   1.08
Number of accumulation units outstanding at end of period
(000 omitted)                                                          9,764        608        392        325        144         40

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                      $   1.17   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.54   $   1.17         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          5,172      1,070         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                      $   1.07   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.14   $   1.07         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                      $   1.12   $   1.02   $   0.83   $   0.90   $   0.87   $   1.00
Accumulation unit value at end of period                            $   1.14   $   1.12   $   1.02   $   0.83   $   0.90   $   0.87
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,144        855        325         80         90          8

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                      $   1.10   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.11   $   1.10         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              8         --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                      $   1.14   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.28   $   1.14         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             16          1         --         --         --         --

124 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                      $   0.67   $   0.65   $   0.51   $   0.67   $   0.83   $   1.00
Accumulation unit value at end of period                            $   0.70   $   0.67   $   0.65   $   0.51   $   0.67   $   0.83
Number of accumulation units outstanding at end of period
(000 omitted)                                                         17,584      7,616         --         --         --         --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                      $   1.10   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.13   $   1.10         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              3         --         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (8/30/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                      $   1.31   $   1.22   $   1.02   $   1.00         --         --
Accumulation unit value at end of period                            $   1.42   $   1.31   $   1.22   $   1.02         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            735        335         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                      $   0.67   $   0.66   $   0.54   $   0.70   $   0.86   $   1.00
Accumulation unit value at end of period                            $   0.67   $   0.67   $   0.66   $   0.54   $   0.70   $   0.86
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,143        967        782        529        363        198

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                      $   1.08   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.11   $   1.08         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            227        174         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                      $   1.10   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.08   $   1.10         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                              8          2         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                      $   1.13   $   1.14   $   1.14   $   1.10   $   1.05   $   1.00
Accumulation unit value at end of period                            $   1.13   $   1.13   $   1.14   $   1.14   $   1.10   $   1.05
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,085      1,544      1,019        864        413         65

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                      $   1.14   $   0.97   $   0.67   $   0.82   $   0.89   $   1.00
Accumulation unit value at end of period                            $   1.17   $   1.14   $   0.97   $   0.67   $   0.82   $   0.89
Number of accumulation units outstanding at end of period
(000 omitted)                                                            444        441        399         78         79         39

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (5/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                      $   1.26   $   1.07   $   0.79   $   1.00         --         --
Accumulation unit value at end of period                            $   1.31   $   1.26   $   1.07   $   0.79         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          9,125      1,935         72         20         --         --

STI CLASSIC VARIABLE TRUST CAPITAL APPRECIATION FUND (4/30/2004)
Accumulation unit value at beginning of period                      $   1.05   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.02   $   1.05         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            298        121         --         --         --         --

STI CLASSIC VARIABLE TRUST INTERNATIONAL EQUITY FUND (4/30/2004)
Accumulation unit value at beginning of period                      $   1.16   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.29   $   1.16         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 125

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
STI CLASSIC VARIABLE TRUST INVESTMENT GRADE BOND FUND (4/30/2004)
Accumulation unit value at beginning of period                      $   1.04   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.04   $   1.04         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP RELATIVE VALUE FUND (4/30/2004)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST GROWTH AND INCOME FUND)
Accumulation unit value at beginning of period                      $   1.11   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.19   $   1.11         --         --         --         --
Number of accumulation units outstanding at end of period (000
omitted)                                                                  --         --         --         --         --         --

STI CLASSIC VARIABLE TRUST LARGE CAP VALUE EQUITY FUND (4/30/2004)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST VALUE INCOME STOCK FUND)
Accumulation unit value at beginning of period                      $   1.11   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.14   $   1.11         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

STI CLASSIC VARIABLE TRUST MID-CAP EQUITY FUND (4/30/2004)
Accumulation unit value at beginning of period                      $   1.16   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.30   $   1.16         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             --         --         --         --         --         --

STI CLASSIC VARIABLE TRUST SMALL CAP VALUE EQUITY FUND (4/30/2004)
Accumulation unit value at beginning of period                      $   1.19   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.30   $   1.19         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            255        138         --         --         --         --

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.45   $   1.26   $   0.98   $   1.00         --         --
Accumulation unit value at end of period                            $   1.49   $   1.45   $   1.26   $   0.98         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                         18,912      3,700         73         --         --         --

VAN KAMPEN LIFE INVESTMENT TRUST GROWTH AND INCOME PORTFOLIO CLASS II SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.34   $   1.20   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   1.45   $   1.34   $   1.20   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            252        244         80         --         --         --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS I SHARES (8/30/2002)
Accumulation unit value at beginning of period                      $   1.74   $   1.30   $   0.96   $   1.00         --         --
Accumulation unit value at end of period                            $   2.00   $   1.74   $   1.30   $   0.96         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                             48         50          7         --         --         --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.37   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.58   $   1.37         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                            443        177         --         --         --         --

WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                      $   1.20   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.44   $   1.20         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          4,181        858         --         --         --         --

WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                      $   1.15   $   1.00         --         --         --         --
Accumulation unit value at end of period                            $   1.26   $   1.15         --         --         --         --
Number of accumulation units outstanding at end of period
(000 omitted)                                                          5,332        946         --         --         --         --

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   0.99   $   0.92   $   0.77   $   0.90   $   0.98   $   1.00
Accumulation unit value at end of period                            $   1.03   $   0.99   $   0.92   $   0.77   $   0.90   $   0.98
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,665      2,740      2,853      2,230      1,777        480

WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.01   $   0.92   $   0.75   $   1.00   $   1.09   $   1.00
Accumulation unit value at end of period                            $   1.02   $   1.01   $   0.92   $   0.75   $   1.00   $   1.09
Number of accumulation units outstanding at end of period
(000 omitted)                                                            469        450        467        336        307        136

126 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                   2005       2004       2003       2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.12   $   1.03   $   0.83   $   1.05   $   1.12   $   1.00
Accumulation unit value at end of period                            $   1.17   $   1.12   $   1.03   $   0.83   $   1.05   $   1.12
Number of accumulation units outstanding at end of period
(000 omitted)                                                          2,255      1,615      1,429        993        522        104

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (7/3/2000)
Accumulation unit value at beginning of period                      $   0.77   $   0.72   $   0.56   $   0.73   $   0.89   $   1.00
Accumulation unit value at end of period                            $   0.83   $   0.77   $   0.72   $   0.56   $   0.73   $   0.89
Number of accumulation units outstanding at end of period
(000 omitted)                                                            418        449        305        140         62          6

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   0.65   $   0.61   $   0.50   $   0.69   $   0.87   $   1.00
Accumulation unit value at end of period                            $   0.63   $   0.65   $   0.61   $   0.50   $   0.69   $   0.87
Number of accumulation units outstanding at end of period
(000 omitted)                                                            140        186        230        152         95         42

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   0.66   $   0.65   $   0.52   $   0.74   $   0.95   $   1.00
Accumulation unit value at end of period                            $   0.68   $   0.66   $   0.65   $   0.52   $   0.74   $   0.95
Number of accumulation units outstanding at end of period
(000 omitted)                                                         10,019      5,214      4,072      3,190      2,622      1,011

WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.02   $   1.03   $   1.04   $   1.04   $   1.02   $   1.00
Accumulation unit value at end of period                            $   1.03   $   1.02   $   1.03   $   1.04   $   1.04   $   1.02
Number of accumulation units outstanding at end of period
(000 omitted)                                                            998        826      1,085      1,248      1,117        404

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   0.39   $   0.35   $   0.25   $   0.41   $   0.56   $   1.00
Accumulation unit value at end of period                            $   0.41   $   0.39   $   0.35   $   0.25   $   0.41   $   0.56
Number of accumulation units outstanding at end of period
(000 omitted)                                                          1,314      1,371      1,396        976        911        445

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (3/3/2000)
Accumulation unit value at beginning of period                      $   1.30   $   1.26   $   1.18   $   1.12   $   1.06   $   1.00
Accumulation unit value at end of period                            $   1.30   $   1.30   $   1.26   $   1.18   $   1.12   $   1.06
Number of accumulation units outstanding at end of period
(000 omitted)                                                          3,551        990        627        579        548         68

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 127

VARIABLE ACCOUNT CHARGES OF 1.75% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.17  $   1.07  $   1.00
Accumulation unit value at end of period                                                               $   1.21  $   1.17  $   1.07
Number of accumulation units outstanding at end of period (000 omitted)                                   2,605     1,046         7

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.03  $   1.00
Accumulation unit value at end of period                                                               $   1.15  $   1.08  $   1.03
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.17  $   1.04  $   1.00
Accumulation unit value at end of period                                                               $   1.26  $   1.17  $   1.04
Number of accumulation units outstanding at end of period (000 omitted)                                      19        20         2

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.00        --
Accumulation unit value at end of period                                                               $   1.13  $   1.08        --
Number of accumulation units outstanding at end of period (000 omitted)                                     778       302        --

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.04  $   1.00
Accumulation unit value at end of period                                                               $   1.12  $   1.08  $   1.04
Number of accumulation units outstanding at end of period (000 omitted)                                      20        19        --

*AIM V. I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.04  $   1.00  $   1.00
Accumulation unit value at end of period                                                               $   1.05  $   1.04  $   1.00
Number of accumulation units outstanding at end of period (000 omitted)                                       6         6        --

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.17  $   1.07  $   1.00
Accumulation unit value at end of period                                                               $   1.21  $   1.17  $   1.07
Number of accumulation units outstanding at end of period (000 omitted)                                      97        97        --

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.20  $   1.00        --
Accumulation unit value at end of period                                                               $   1.37  $   1.20        --
Number of accumulation units outstanding at end of period (000 omitted)                                   3,335       653        --

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.09  $   1.02  $   1.00
Accumulation unit value at end of period                                                               $   1.23  $   1.09  $   1.02
Number of accumulation units outstanding at end of period (000 omitted)                                      11        11        --

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (11/6/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                                         $   1.12  $   1.05  $   1.00
Accumulation unit value at end of period                                                               $   1.14  $   1.12  $   1.05
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.05  $   1.00        --
Accumulation unit value at end of period                                                               $   1.05  $   1.05        --
Number of accumulation units outstanding at end of period (000 omitted)                                   7,937     1,618        --

AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.12  $   1.00        --
Accumulation unit value at end of period                                                               $   1.24  $   1.12        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.06  $   1.00        --
Accumulation unit value at end of period                                                               $   1.06  $   1.06        --
Number of accumulation units outstanding at end of period (000 omitted)                                   4,805       716        --

128 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.75% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.09  $   1.00        --
Accumulation unit value at end of period                                                               $   1.12  $   1.09        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                                         $   1.17  $   1.00        --
Accumulation unit value at end of period                                                               $   1.21  $   1.17        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.04  $   1.00        --
Accumulation unit value at end of period                                                               $   1.05  $   1.04        --
Number of accumulation units outstanding at end of period (000 omitted)                                   2,939       731        --

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON APRIL 28, 2006. ON MAY 1,
2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B.

DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.13  $   1.00        --
Accumulation unit value at end of period                                                               $   1.21  $   1.13        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00        --
Accumulation unit value at end of period                                                               $   1.05  $   1.03        --
Number of accumulation units outstanding at end of period (000 omitted)                                   1,312       251        --

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00        --
Accumulation unit value at end of period                                                               $   1.05  $   1.03        --
Number of accumulation units outstanding at end of period (000 omitted)                                       8        --        --

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.14  $   1.00        --
Accumulation unit value at end of period                                                               $   1.25  $   1.14        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

EVERGREEN VA BALANCED FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.03  $   1.00
Accumulation unit value at end of period                                                               $   1.11  $   1.08  $   1.03
Number of accumulation units outstanding at end of period (000 omitted)                                     178       169         7

EVERGREEN VA CORE BOND FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.01  $   1.00
Accumulation unit value at end of period                                                               $   1.04  $   1.03  $   1.01
Number of accumulation units outstanding at end of period (000 omitted)                                     246       187        37

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.14  $   1.06  $   1.00
Accumulation unit value at end of period                                                               $   1.21  $   1.14  $   1.06
Number of accumulation units outstanding at end of period (000 omitted)                                     328       154         6

EVERGREEN VA GROWTH FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.13  $   1.01  $   1.00
Accumulation unit value at end of period                                                               $   1.18  $   1.13  $   1.01
Number of accumulation units outstanding at end of period (000 omitted)                                     139        40         2

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.09  $   1.03  $   1.00
Accumulation unit value at end of period                                                               $   1.09  $   1.09  $   1.03
Number of accumulation units outstanding at end of period (000 omitted)                                      86        88        12

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.26  $   1.08  $   1.00
Accumulation unit value at end of period                                                               $   1.43  $   1.26  $   1.08
Number of accumulation units outstanding at end of period (000 omitted)                                     306       184         7

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 129

VARIABLE ACCOUNT CHARGES OF 1.75% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
EVERGREEN VA OMEGA FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.07  $   1.02  $   1.00
Accumulation unit value at end of period                                                               $   1.09  $   1.07  $   1.02
Number of accumulation units outstanding at end of period (000 omitted)                                     325       180        26

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.25  $   1.06  $   1.00
Accumulation unit value at end of period                                                               $   1.35  $   1.25  $   1.06
Number of accumulation units outstanding at end of period (000 omitted)                                     164       238        46

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.10  $   1.03  $   1.00
Accumulation unit value at end of period                                                               $   1.07  $   1.10  $   1.03
Number of accumulation units outstanding at end of period (000 omitted)                                     447       327        52

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.18  $   1.04  $   1.00
Accumulation unit value at end of period                                                               $   1.35  $   1.18  $   1.04
Number of accumulation units outstanding at end of period (000 omitted)                                   8,017     1,767        52

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.04  $   1.03  $   1.00
Accumulation unit value at end of period                                                               $   1.08  $   1.04  $   1.03
Number of accumulation units outstanding at end of period (000 omitted)                                     116        75         1

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00        --
Accumulation unit value at end of period                                                               $   1.03  $   1.03        --
Number of accumulation units outstanding at end of period (000 omitted)                                   6,495     1,052        --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.31  $   1.07  $   1.00
Accumulation unit value at end of period                                                               $   1.52  $   1.31  $   1.07
Number of accumulation units outstanding at end of period (000 omitted)                                   1,073       223        25

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.20  $   1.08  $   1.00
Accumulation unit value at end of period                                                               $   1.40  $   1.20  $   1.08
Number of accumulation units outstanding at end of period (000 omitted)                                   1,336       646        --

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.12  $   1.00        --
Accumulation unit value at end of period                                                               $   1.12  $   1.12        --
Number of accumulation units outstanding at end of period (000 omitted)                                     900       530        --

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.37  $   1.06  $   1.00
Accumulation unit value at end of period                                                               $   1.53  $   1.37  $   1.06
Number of accumulation units outstanding at end of period (000 omitted)                                      27        24        --

FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.09  $   1.00        --
Accumulation unit value at end of period                                                               $   1.11  $   1.09        --
Number of accumulation units outstanding at end of period (000 omitted)                                     135        66        --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.29  $   1.06  $   1.00
Accumulation unit value at end of period                                                               $   1.38  $   1.29  $   1.06
Number of accumulation units outstanding at end of period (000 omitted)                                      88        89         6

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.12  $   1.02  $   1.00
Accumulation unit value at end of period                                                               $   1.16  $   1.12  $   1.02
Number of accumulation units outstanding at end of period (000 omitted)                                     133       132        --

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.18  $   1.06  $   1.00
Accumulation unit value at end of period                                                               $   1.28  $   1.18  $   1.06
Number of accumulation units outstanding at end of period (000 omitted)                                   1,149     1,138        48

130 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.75% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.24  $   1.07  $   1.00
Accumulation unit value at end of period                                                               $   1.34  $   1.24  $   1.07
Number of accumulation units outstanding at end of period (000 omitted)                                     139       139         3

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.16  $   1.00        --
Accumulation unit value at end of period                                                               $   1.10  $   1.16        --
Number of accumulation units outstanding at end of period (000 omitted)                                   2,944       652        --

FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.12  $   1.00        --
Accumulation unit value at end of period                                                               $   1.20  $   1.12        --
Number of accumulation units outstanding at end of period (000 omitted)                                     237        46        --

GOLDMAN SACHS VIT MID CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.19  $   1.00        --
Accumulation unit value at end of period                                                               $   1.32  $   1.19        --
Number of accumulation units outstanding at end of period (000 omitted)                                   2,692       580        --

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.09  $   1.02  $   1.00
Accumulation unit value at end of period                                                               $   1.12  $   1.09  $   1.02
Number of accumulation units outstanding at end of period (000 omitted)                                      19        19        --

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.03  $   0.98  $   1.00
Accumulation unit value at end of period                                                               $   1.06  $   1.03  $   0.98
Number of accumulation units outstanding at end of period (000 omitted)                                      43        38        --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.14  $   1.05  $   1.00
Accumulation unit value at end of period                                                               $   1.15  $   1.14  $   1.05
Number of accumulation units outstanding at end of period (000 omitted)                                     796       528        68

MFS(R) UTILITIES SERIES - SERVICE CLASS (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.39  $   1.09  $   1.00
Accumulation unit value at end of period                                                               $   1.59  $   1.39  $   1.09
Number of accumulation units outstanding at end of period (000 omitted)                                      29        30        --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.10  $   1.05  $   1.00
Accumulation unit value at end of period                                                               $   1.14  $   1.10  $   1.05
Number of accumulation units outstanding at end of period (000 omitted)                                   3,882       714         5

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.26  $   1.08  $   1.00
Accumulation unit value at end of period                                                               $   1.41  $   1.26  $   1.08
Number of accumulation units outstanding at end of period (000 omitted)                                      71        54        --

OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.10  $   1.03  $   1.00
Accumulation unit value at end of period                                                               $   1.10  $   1.10  $   1.03
Number of accumulation units outstanding at end of period (000 omitted)                                      79        79        --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.20  $   1.03  $   1.00
Accumulation unit value at end of period                                                               $   1.30  $   1.20  $   1.03
Number of accumulation units outstanding at end of period (000 omitted)                                     418       351        14

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.10  $   1.03  $   1.00
Accumulation unit value at end of period                                                               $   1.11  $   1.10  $   1.03
Number of accumulation units outstanding at end of period (000 omitted)                                   6,319     1,918         6

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.17  $   1.07  $   1.00
Accumulation unit value at end of period                                                               $   1.21  $   1.17  $   1.07
Number of accumulation units outstanding at end of period (000 omitted)                                      17        17        --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 131

VARIABLE ACCOUNT CHARGES OF 1.75% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.13  $   1.08  $   1.00
Accumulation unit value at end of period                                                               $   1.26  $   1.13  $   1.08
Number of accumulation units outstanding at end of period (000 omitted)                                       3         3        --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.25  $   1.10  $   1.00
Accumulation unit value at end of period                                                               $   1.38  $   1.25  $   1.10
Number of accumulation units outstanding at end of period (000 omitted)                                      98       103         6

PUTNAM VT RESEARCH FUND - CLASS IB SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.11  $   1.05  $   1.00
Accumulation unit value at end of period                                                               $   1.15  $   1.11  $   1.05
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.18  $   1.00        --
Accumulation unit value at end of period                                                               $   1.24  $   1.18        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

PUTNAM VT VISTA FUND - CLASS IB SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.16  $   1.00  $   1.00
Accumulation unit value at end of period                                                               $   1.28  $   1.16  $   1.00
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                                         $   0.99  $   1.00  $   1.00
Accumulation unit value at end of period                                                               $   1.00  $   0.99  $   1.00
Number of accumulation units outstanding at end of period (000 omitted)                                     856     2,485        23

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                                         $   1.04  $   1.01  $   1.00
Accumulation unit value at end of period                                                               $   1.04  $   1.04  $   1.01
Number of accumulation units outstanding at end of period (000 omitted)                                     268       265        19

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                                         $   1.27  $   1.09  $   1.00
Accumulation unit value at end of period                                                               $   1.42  $   1.27  $   1.09
Number of accumulation units outstanding at end of period (000 omitted)                                   4,126        78         4

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                                         $   1.17  $   1.00        --
Accumulation unit value at end of period                                                               $   1.54  $   1.17        --
Number of accumulation units outstanding at end of period (000 omitted)                                   2,111       441        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                                         $   1.12  $   1.05  $   1.00
Accumulation unit value at end of period                                                               $   1.19  $   1.12  $   1.05
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.00        --
Accumulation unit value at end of period                                                               $   1.11  $   1.08        --
Number of accumulation units outstanding at end of period (000 omitted)                                   1,278       200        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                                         $   1.10  $   1.00        --
Accumulation unit value at end of period                                                               $   1.11  $   1.10        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --         6        --

132 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.75% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                                         $   1.14  $   1.00        --
Accumulation unit value at end of period                                                               $   1.28  $   1.14        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                                         $   1.05  $   1.00        --
Accumulation unit value at end of period                                                               $   1.10  $   1.05        --
Number of accumulation units outstanding at end of period (000 omitted)                                   4,918     2,114        --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $   1.10  $   1.00        --
Accumulation unit value at end of period                                                               $   1.13  $   1.10        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                                         $   1.09  $   1.02  $   1.00
Accumulation unit value at end of period                                                               $   1.18  $   1.09  $   1.02
Number of accumulation units outstanding at end of period (000 omitted)                                      94        71        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                                         $   1.05  $   1.04  $   1.00
Accumulation unit value at end of period                                                               $   1.05  $   1.05  $   1.04
Number of accumulation units outstanding at end of period (000 omitted)                                     122       114        13

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                                         $   1.14  $   1.06  $   1.00
Accumulation unit value at end of period                                                               $   1.17  $   1.14  $   1.06
Number of accumulation units outstanding at end of period (000 omitted)                                     700       619        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                                         $   1.10  $   1.00        --
Accumulation unit value at end of period                                                               $   1.08  $   1.10        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                                         $   0.99  $   1.00  $   1.00
Accumulation unit value at end of period                                                               $   0.99  $   0.99  $   1.00
Number of accumulation units outstanding at end of period (000 omitted)                                     790       234        32

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (11/6/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $   1.24  $   1.05  $   1.00
Accumulation unit value at end of period                                                               $   1.28  $   1.24  $   1.05
Number of accumulation units outstanding at end of period (000 omitted)                                   4,143       929         1

STI CLASSIC VARIABLE TRUST CAPITAL APPRECIATION FUND (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.09  $   1.04  $   1.00
Accumulation unit value at end of period                                                               $   1.06  $   1.09  $   1.04
Number of accumulation units outstanding at end of period (000 omitted)                                      27         5        --

STI CLASSIC VARIABLE TRUST INTERNATIONAL EQUITY FUND (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.29  $   1.10  $   1.00
Accumulation unit value at end of period                                                               $   1.44  $   1.29  $   1.10
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 133

VARIABLE ACCOUNT CHARGES OF 1.75% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
STI CLASSIC VARIABLE TRUST INVESTMENT GRADE BOND FUND (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.04  $   1.01  $   1.00
Accumulation unit value at end of period                                                               $   1.04  $   1.04  $   1.01
Number of accumulation units outstanding at end of period (000 omitted)                                      12        11        --

STI CLASSIC VARIABLE TRUST LARGE CAP RELATIVE VALUE FUND (11/6/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST GROWTH AND INCOME FUND)
Accumulation unit value at beginning of period                                                         $   1.20  $   1.07  $   1.00
Accumulation unit value at end of period                                                               $   1.29  $   1.20  $   1.07
Number of accumulation units outstanding at end of period (000 omitted)                                       6         6        --

STI CLASSIC VARIABLE TRUST LARGE CAP VALUE EQUITY FUND (11/6/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST VALUE INCOME STOCK FUND)
Accumulation unit value at beginning of period                                                         $   1.20  $   1.06  $   1.00
Accumulation unit value at end of period                                                               $   1.23  $   1.20  $   1.06
Number of accumulation units outstanding at end of period (000 omitted)                                      20        19        --

STI CLASSIC VARIABLE TRUST MID-CAP EQUITY FUND (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.19  $   1.04  $   1.00
Accumulation unit value at end of period                                                               $   1.34  $   1.19  $   1.04
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

STI CLASSIC VARIABLE TRUST SMALL CAP VALUE EQUITY FUND (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.30  $   1.07  $   1.00
Accumulation unit value at end of period                                                               $   1.43  $   1.30  $   1.07
Number of accumulation units outstanding at end of period (000 omitted)                                      24         5        --

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.24  $   1.08  $   1.00
Accumulation unit value at end of period                                                               $   1.27  $   1.24  $   1.08
Number of accumulation units outstanding at end of period (000 omitted)                                   8,988     1,681        10

VAN KAMPEN LIFE INVESTMENT TRUST GROWTH AND INCOME PORTFOLIO CLASS II SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.21  $   1.08  $   1.00
Accumulation unit value at end of period                                                               $   1.31  $   1.21  $   1.08
Number of accumulation units outstanding at end of period (000 omitted)                                      22        22         5

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS I SHARES (11/6/2003)
Accumulation unit value at beginning of period                                                         $   1.42  $   1.06  $   1.00
Accumulation unit value at end of period                                                               $   1.63  $   1.42  $   1.06
Number of accumulation units outstanding at end of period (000 omitted)                                       6         6         1

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.37  $   1.00        --
Accumulation unit value at end of period                                                               $   1.58  $   1.37        --
Number of accumulation units outstanding at end of period (000 omitted)                                     230        74        --

WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.20  $   1.00        --
Accumulation unit value at end of period                                                               $   1.44  $   1.20        --
Number of accumulation units outstanding at end of period (000 omitted)                                   2,988       608        --

WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.15  $   1.00        --
Accumulation unit value at end of period                                                               $   1.26  $   1.15        --
Number of accumulation units outstanding at end of period (000 omitted)                                   2,248       455        --

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.00        --
Accumulation unit value at end of period                                                               $   1.11  $   1.08        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.00        --
Accumulation unit value at end of period                                                               $   1.09  $   1.08        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

134 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.75% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.00        --
Accumulation unit value at end of period                                                               $   1.12  $   1.08        --
Number of accumulation units outstanding at end of period (000 omitted)                                     278       203        --

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.11  $   1.00        --
Accumulation unit value at end of period                                                               $   1.19  $   1.11        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.06  $   1.00        --
Accumulation unit value at end of period                                                               $   1.02  $   1.06        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00        --
Accumulation unit value at end of period                                                               $   1.07  $   1.03        --
Number of accumulation units outstanding at end of period (000 omitted)                                     339       186        --

WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   0.99  $   1.00        --
Accumulation unit value at end of period                                                               $   1.00  $   0.99        --
Number of accumulation units outstanding at end of period (000 omitted)                                       3        --        --

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.06  $   1.00        --
Accumulation unit value at end of period                                                               $   1.11  $   1.06        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00        --
Accumulation unit value at end of period                                                               $   1.03  $   1.03        --
Number of accumulation units outstanding at end of period (000 omitted)                                     332       156        --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 135

VARIABLE ACCOUNT CHARGES OF 1.80% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                         2005       2004       2003       2002
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (7/31/2002)
Accumulation unit value at beginning of period                                            $   1.35   $   1.24   $   0.95   $   1.00
Accumulation unit value at end of period                                                  $   1.40   $   1.35   $   1.24   $   0.95
Number of accumulation units outstanding at end of period (000 omitted)                         63         48         --         --

AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (3/3/2003)
Accumulation unit value at beginning of period                                            $   1.38   $   1.32   $   1.00         --
Accumulation unit value at end of period                                                  $   1.47   $   1.38   $   1.32         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         59         --         --

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (3/1/2002)
Accumulation unit value at beginning of period                                            $   1.04   $   1.00   $   0.79   $   1.00
Accumulation unit value at end of period                                                  $   1.11   $   1.04   $   1.00   $   0.79
Number of accumulation units outstanding at end of period (000 omitted)                         79         25         --         --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (8/30/2002)
Accumulation unit value at beginning of period                                            $   1.41   $   1.25   $   0.94   $   1.00
Accumulation unit value at end of period                                                  $   1.52   $   1.41   $   1.25   $   0.94
Number of accumulation units outstanding at end of period (000 omitted)                         40         --         --         --

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.08   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.13   $   1.08         --         --
Number of accumulation units outstanding at end of period (000 omitted)                         17         14         --         --

AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (3/3/2003)
Accumulation unit value at beginning of period                                            $   1.32   $   1.27   $   1.00         --
Accumulation unit value at end of period                                                  $   1.37   $   1.32   $   1.27         --
Number of accumulation units outstanding at end of period (000 omitted)                         16         16         --         --

*AIM V. I. PREMIER EQUITY FUND, SERIES I SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES I SHARES ON APRIL 28, 2006.

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (3/1/2002)
Accumulation unit value at beginning of period                                            $   0.94   $   0.91   $   0.74   $   1.00
Accumulation unit value at end of period                                                  $   0.97   $   0.94   $   0.91   $   0.74
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

*AIM V. I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (8/30/2002)
Accumulation unit value at beginning of period                                            $   1.37   $   1.33   $   0.94   $   1.00
Accumulation unit value at end of period                                                  $   1.40   $   1.37   $   1.33   $   0.94
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (8/30/2002)
Accumulation unit value at beginning of period                                            $   1.34   $   1.23   $   0.95   $   1.00
Accumulation unit value at end of period                                                  $   1.38   $   1.34   $   1.23   $   0.95
Number of accumulation units outstanding at end of period (000 omitted)                         71         10         --         --

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.19   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.37   $   1.19         --         --
Number of accumulation units outstanding at end of period (000 omitted)                        784        295         --         --

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (8/30/2002)
Accumulation unit value at beginning of period                                            $   1.19   $   1.11   $   0.92   $   1.00
Accumulation unit value at end of period                                                  $   1.34   $   1.19   $   1.11   $   0.92
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (4/30/2004)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                            $   1.07   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.08   $   1.07         --         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.05   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.05   $   1.05         --         --
Number of accumulation units outstanding at end of period (000 omitted)                      1,618        526         --         --

136 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.80% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                         2005       2004       2003       2002
-----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.12   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.24   $   1.12         --         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.06   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.06   $   1.06         --         --
Number of accumulation units outstanding at end of period (000 omitted)                        200         32         --         --

AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.09   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.12   $   1.09         --         --
Number of accumulation units outstanding at end of period (000 omitted)                         55         --         --         --

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                            $   1.17   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.21   $   1.17         --         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.04   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.05   $   1.04         --         --
Number of accumulation units outstanding at end of period (000 omitted)                        208         69         --         --

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON APRIL 28, 2006. ON MAY 1,
2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B.

DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.13   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.21   $   1.13         --         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.03   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.05   $   1.03         --         --
Number of accumulation units outstanding at end of period (000 omitted)                        251         92         --         --

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC., INITIAL SHARES (3/3/2003)
Accumulation unit value at beginning of period                                            $   1.34   $   1.28   $   1.00         --
Accumulation unit value at end of period                                                  $   1.36   $   1.34   $   1.28         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.03   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.05   $   1.03         --         --
Number of accumulation units outstanding at end of period (000 omitted)                         55         --         --         --

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.14   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.25   $   1.14         --         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

EVERGREEN VA BALANCED FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                            $   1.18   $   1.13   $   1.00   $   1.00
Accumulation unit value at end of period                                                  $   1.22   $   1.18   $   1.13   $   1.00
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

EVERGREEN VA CORE BOND FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                            $   1.07   $   1.05   $   1.04   $   1.00
Accumulation unit value at end of period                                                  $   1.08   $   1.07   $   1.05   $   1.04
Number of accumulation units outstanding at end of period (000 omitted)                         60          7         --        118

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (8/30/2002)
Accumulation unit value at beginning of period                                            $   1.30   $   1.22   $   0.96   $   1.00
Accumulation unit value at end of period                                                  $   1.39   $   1.30   $   1.22   $   0.96
Number of accumulation units outstanding at end of period (000 omitted)                          9          9         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 137

VARIABLE ACCOUNT CHARGES OF 1.80% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                         2005       2004       2003       2002
-----------------------------------------------------------------------------------------------------------------------------------
EVERGREEN VA GROWTH FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                            $   1.49   $   1.34   $   0.98   $   1.00
Accumulation unit value at end of period                                                  $   1.56   $   1.49   $   1.34   $   0.98
Number of accumulation units outstanding at end of period (000 omitted)                         11         --         --         --

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                            $   1.28   $   1.20   $   1.03   $   1.00
Accumulation unit value at end of period                                                  $   1.27   $   1.28   $   1.20   $   1.03
Number of accumulation units outstanding at end of period (000 omitted)                         35          4         32         32

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                            $   1.39   $   1.19   $   0.93   $   1.00
Accumulation unit value at end of period                                                  $   1.58   $   1.39   $   1.19   $   0.93
Number of accumulation units outstanding at end of period (000 omitted)                         25         --         --         --

EVERGREEN VA OMEGA FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                            $   1.38   $   1.32   $   0.96   $   1.00
Accumulation unit value at end of period                                                  $   1.41   $   1.38   $   1.32   $   0.96
Number of accumulation units outstanding at end of period (000 omitted)                         31          2         --         --

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                            $   1.42   $   1.21   $   0.95   $   1.00
Accumulation unit value at end of period                                                  $   1.55   $   1.42   $   1.21   $   0.95
Number of accumulation units outstanding at end of period (000 omitted)                         43         43         --         --

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (7/31/2002)
Accumulation unit value at beginning of period                                            $   1.31   $   1.23   $   1.08   $   1.00
Accumulation unit value at end of period                                                  $   1.27   $   1.31   $   1.23   $   1.08
Number of accumulation units outstanding at end of period (000 omitted)                         45          4         --         --

FIDELITY(R) VIP BALANCED PORTFOLIO SERVICE CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                                            $   1.05   $   1.02   $   0.91   $   1.00
Accumulation unit value at end of period                                                  $   1.09   $   1.05   $   1.02   $   0.91
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (8/30/2002)
Accumulation unit value at beginning of period                                            $   1.37   $   1.21   $   0.97   $   1.00
Accumulation unit value at end of period                                                  $   1.57   $   1.37   $   1.21   $   0.97
Number of accumulation units outstanding at end of period (000 omitted)                      1,386        524         --         --

FIDELITY(R) VIP DYNAMIC CAPITAL APPRECIATION PORTFOLIO SERVICE CLASS 2 (3/3/2003)
Accumulation unit value at beginning of period                                            $   1.26   $   1.27   $   1.00         --
Accumulation unit value at end of period                                                  $   1.50   $   1.26   $   1.27         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO SERVICE CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                                            $   1.05   $   1.01   $   0.85   $   1.00
Accumulation unit value at end of period                                                  $   1.11   $   1.05   $   1.01   $   0.85
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                                            $   0.95   $   0.94   $   0.72   $   1.00
Accumulation unit value at end of period                                                  $   0.99   $   0.95   $   0.94   $   0.72
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

FIDELITY(R) VIP HIGH INCOME PORTFOLIO SERVICE CLASS 2 (3/3/2003)
Accumulation unit value at beginning of period                                            $   1.29   $   1.20   $   1.00         --
Accumulation unit value at end of period                                                  $   1.30   $   1.29   $   1.20         --
Number of accumulation units outstanding at end of period (000 omitted)                         11         42         33         --

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.03   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.03   $   1.03         --         --
Number of accumulation units outstanding at end of period (000 omitted)                        540        162         --         --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                                            $   1.48   $   1.21   $   0.89   $   1.00
Accumulation unit value at end of period                                                  $   1.72   $   1.48   $   1.21   $   0.89
Number of accumulation units outstanding at end of period (000 omitted)                        196         54         19         --

138 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.80% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                         2005       2004       2003       2002
-----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.10   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.28   $   1.10         --         --
Number of accumulation units outstanding at end of period (000 omitted)                        521        295         --         --

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (3/3/2003)
Accumulation unit value at beginning of period                                            $   1.46   $   1.30   $   1.00         --
Accumulation unit value at end of period                                                  $   1.45   $   1.46   $   1.30         --
Number of accumulation units outstanding at end of period (000 omitted)                        299        191         95         --

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/3/2003)
Accumulation unit value at beginning of period                                            $   1.70   $   1.32   $   1.00         --
Accumulation unit value at end of period                                                  $   1.90   $   1.70   $   1.32         --
Number of accumulation units outstanding at end of period (000 omitted)                         58        102         --         --

FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.09   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.11   $   1.09         --         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                                            $   1.38   $   1.14   $   0.88   $   1.00
Accumulation unit value at end of period                                                  $   1.47   $   1.38   $   1.14   $   0.88
Number of accumulation units outstanding at end of period (000 omitted)                         22         23         20         --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                                            $   1.11   $   1.01   $   0.75   $   1.00
Accumulation unit value at end of period                                                  $   1.14   $   1.11   $   1.01   $   0.75
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                                            $   1.19   $   1.07   $   0.87   $   1.00
Accumulation unit value at end of period                                                  $   1.29   $   1.19   $   1.07   $   0.87
Number of accumulation units outstanding at end of period (000 omitted)                         --        138        153         --

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (3/1/2002)
Accumulation unit value at beginning of period                                            $   1.24   $   1.07   $   0.83   $   1.00
Accumulation unit value at end of period                                                  $   1.34   $   1.24   $   1.07   $   0.83
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.16   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.10   $   1.16         --         --
Number of accumulation units outstanding at end of period (000 omitted)                        732        195         --         --

FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.12   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.20   $   1.12         --         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY FUND (3/3/2003)
(PREVIOUSLY GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND)
Accumulation unit value at beginning of period                                            $   1.51   $   1.33   $   1.00         --
Accumulation unit value at end of period                                                  $   1.57   $   1.51   $   1.33         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         54         --         --

GOLDMAN SACHS VIT MID CAP VALUE FUND (3/3/2003)
Accumulation unit value at beginning of period                                            $   1.64   $   1.33   $   1.00         --
Accumulation unit value at end of period                                                  $   1.82   $   1.64   $   1.33         --
Number of accumulation units outstanding at end of period (000 omitted)                        425        165         --         --

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.07   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.10   $   1.07         --         --
Number of accumulation units outstanding at end of period (000 omitted)                          7         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 139

VARIABLE ACCOUNT CHARGES OF 1.80% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                         2005       2004       2003       2002
-----------------------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS TRUST SERIES - INITIAL CLASS (3/3/2003)
Accumulation unit value at beginning of period                                            $   1.37   $   1.25   $   1.00         --
Accumulation unit value at end of period                                                  $   1.44   $   1.37   $   1.25         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

MFS(R) INVESTORS TRUST SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                                            $   1.04   $   0.95   $   0.80   $   1.00
Accumulation unit value at end of period                                                  $   1.09   $   1.04   $   0.95   $   0.80
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                                            $   1.00   $   0.96   $   0.73   $   1.00
Accumulation unit value at end of period                                                  $   1.03   $   1.00   $   0.96   $   0.73
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                                            $   1.13   $   1.04   $   0.92   $   1.00
Accumulation unit value at end of period                                                  $   1.14   $   1.13   $   1.04   $   0.92
Number of accumulation units outstanding at end of period (000 omitted)                         45         --         --         --

MFS(R) UTILITIES SERIES - INITIAL CLASS (3/3/2003)
Accumulation unit value at beginning of period                                            $   1.70   $   1.33   $   1.00         --
Accumulation unit value at end of period                                                  $   1.95   $   1.70   $   1.33         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

MFS(R) UTILITIES SERIES - SERVICE CLASS (3/1/2002)
Accumulation unit value at beginning of period                                            $   1.41   $   1.10   $   0.85   $   1.00
Accumulation unit value at end of period                                                  $   1.61   $   1.41   $   1.10   $   0.85
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (8/30/2002)
Accumulation unit value at beginning of period                                            $   1.29   $   1.23   $   0.96   $   1.00
Accumulation unit value at end of period                                                  $   1.33   $   1.29   $   1.23   $   0.96
Number of accumulation units outstanding at end of period (000 omitted)                        206         63         --         --

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (8/30/2002)
Accumulation unit value at beginning of period                                            $   1.51   $   1.30   $   0.92   $   1.00
Accumulation unit value at end of period                                                  $   1.70   $   1.51   $   1.30   $   0.92
Number of accumulation units outstanding at end of period (000 omitted)                         54        101         83         --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (7/31/2002)
Accumulation unit value at beginning of period                                            $   1.58   $   1.35   $   0.95   $   1.00
Accumulation unit value at end of period                                                  $   1.70   $   1.58   $   1.35   $   0.95
Number of accumulation units outstanding at end of period (000 omitted)                         19         --         --         --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (8/30/2002)
Accumulation unit value at beginning of period                                            $   1.19   $   1.12   $   1.04   $   1.00
Accumulation unit value at end of period                                                  $   1.20   $   1.19   $   1.12   $   1.04
Number of accumulation units outstanding at end of period (000 omitted)                      1,042        417         --         --

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (3/1/2002)
Accumulation unit value at beginning of period                                            $   1.09   $   1.00   $   0.81   $   1.00
Accumulation unit value at end of period                                                  $   1.12   $   1.09   $   1.00   $   0.81
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (8/30/2002)
Accumulation unit value at beginning of period                                            $   1.18   $   1.12   $   0.97   $   1.00
Accumulation unit value at end of period                                                  $   1.32   $   1.18   $   1.12   $   0.97
Number of accumulation units outstanding at end of period (000 omitted)                          5         --         --         --

PUTNAM VT INCOME FUND - CLASS IB SHARES (3/1/2002)
Accumulation unit value at beginning of period                                            $   1.05   $   1.02   $   1.05   $   1.00
Accumulation unit value at end of period                                                  $   1.06   $   1.05   $   1.02   $   1.05
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/1/2002)
Accumulation unit value at beginning of period                                            $   1.20   $   1.06   $   0.84   $   1.00
Accumulation unit value at end of period                                                  $   1.33   $   1.20   $   1.06   $   0.84
Number of accumulation units outstanding at end of period (000 omitted)                         14         14         --         --

140 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.80% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                         2005       2004       2003       2002
-----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.18   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.24   $   1.18         --         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

PUTNAM VT VISTA FUND - CLASS IB SHARES (3/1/2002)
Accumulation unit value at beginning of period                                            $   1.13   $   0.97   $   0.74   $   1.00
Accumulation unit value at end of period                                                  $   1.24   $   1.13   $   0.97   $   0.74
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (3/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period                                            $   1.03   $   0.96   $   0.82   $   1.00
Accumulation unit value at end of period                                                  $   1.05   $   1.03   $   0.96   $   0.82
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (3/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                            $   0.96   $   0.97   $   0.99   $   1.00
Accumulation unit value at end of period                                                  $   0.97   $   0.96   $   0.97   $   0.99
Number of accumulation units outstanding at end of period (000 omitted)                         48         24         21        132

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (3/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                            $   1.04   $   1.01   $   1.01   $   1.00
Accumulation unit value at end of period                                                  $   1.04   $   1.04   $   1.01   $   1.01
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                            $   1.27   $   1.10   $   0.80   $   1.00
Accumulation unit value at end of period                                                  $   1.42   $   1.27   $   1.10   $   0.80
Number of accumulation units outstanding at end of period (000 omitted)                        623         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                            $   1.17   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.53   $   1.17         --         --
Number of accumulation units outstanding at end of period (000 omitted)                        432        191         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                            $   1.07   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.14   $   1.07         --         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (3/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                            $   1.19   $   1.08   $   0.92   $   1.00
Accumulation unit value at end of period                                                  $   1.21   $   1.19   $   1.08   $   0.92
Number of accumulation units outstanding at end of period (000 omitted)                        531        170         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                            $   1.10   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.11   $   1.10         --         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                            $   1.14   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.27   $   1.14         --         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 141

VARIABLE ACCOUNT CHARGES OF 1.80% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                         2005       2004       2003       2002
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (3/3/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                            $   1.36   $   1.31   $   1.00         --
Accumulation unit value at end of period                                                  $   1.42   $   1.36   $   1.31         --
Number of accumulation units outstanding at end of period (000 omitted)                        810        502         --         --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                            $   1.10   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.13   $   1.10         --         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (8/30/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                            $   1.31   $   1.22   $   1.02   $   1.00
Accumulation unit value at end of period                                                  $   1.42   $   1.31   $   1.22   $   1.02
Number of accumulation units outstanding at end of period (000 omitted)                        140         85         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (3/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                            $   0.98   $   0.97   $   0.79   $   1.00
Accumulation unit value at end of period                                                  $   0.98   $   0.98   $   0.97   $   0.79
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                            $   1.08   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.11   $   1.08         --         --
Number of accumulation units outstanding at end of period (000 omitted)                          7         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                            $   1.10   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.08   $   1.10         --         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                            $   1.00   $   1.01   $   1.02   $   1.00
Accumulation unit value at end of period                                                  $   1.00   $   1.00   $   1.01   $   1.02
Number of accumulation units outstanding at end of period (000 omitted)                        197         31         39         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (3/1/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                                            $   1.42   $   1.22   $   0.84   $   1.00
Accumulation unit value at end of period                                                  $   1.47   $   1.42   $   1.22   $   0.84
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (7/31/2002)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                            $   1.52   $   1.29   $   0.96   $   1.00
Accumulation unit value at end of period                                                  $   1.58   $   1.52   $   1.29   $   0.96
Number of accumulation units outstanding at end of period (000 omitted)                        746        325         --         --

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (8/30/2002)
Accumulation unit value at beginning of period                                            $   1.45   $   1.26   $   0.98   $   1.00
Accumulation unit value at end of period                                                  $   1.48   $   1.45   $   1.26   $   0.98
Number of accumulation units outstanding at end of period (000 omitted)                      1,345        383          8          8

VAN KAMPEN LIFE INVESTMENT TRUST GROWTH AND INCOME PORTFOLIO CLASS II SHARES (8/30/2002)
Accumulation unit value at beginning of period                                            $   1.34   $   1.19   $   0.96   $   1.00
Accumulation unit value at end of period                                                  $   1.44   $   1.34   $   1.19   $   0.96
Number of accumulation units outstanding at end of period (000 omitted)                          9          9         --         --

142 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.80% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                         2005       2004       2003       2002
-----------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS I SHARES (8/30/2002)
Accumulation unit value at beginning of period                                            $   1.74   $   1.29   $   0.96   $   1.00
Accumulation unit value at end of period                                                  $   1.99   $   1.74   $   1.29   $   0.96
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.37   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.58   $   1.37         --         --
Number of accumulation units outstanding at end of period (000 omitted)                         38         21         --         --

WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.20   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.43   $   1.20         --         --
Number of accumulation units outstanding at end of period (000 omitted)                        135         32         --         --

WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                                            $   1.15   $   1.00         --         --
Accumulation unit value at end of period                                                  $   1.26   $   1.15         --         --
Number of accumulation units outstanding at end of period (000 omitted)                        493        197         --         --

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (3/3/2003)
Accumulation unit value at beginning of period                                            $   1.33   $   1.24   $   1.00         --
Accumulation unit value at end of period                                                  $   1.37   $   1.33   $   1.24         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         --        166         --

WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (3/3/2003)
Accumulation unit value at beginning of period                                            $   1.42   $   1.30   $   1.00         --
Accumulation unit value at end of period                                                  $   1.44   $   1.42   $   1.30         --
Number of accumulation units outstanding at end of period (000 omitted)                         --         --         --         --

WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (3/3/2003)
Accumulation unit value at beginning of period                                            $   1.39   $   1.27   $   1.00         --
Accumulation unit value at end of period                                                  $   1.44   $   1.39   $   1.27         --
Number of accumulation units outstanding at end of period (000 omitted)                        465        288         --         --

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (3/3/2003)
Accumulation unit value at beginning of period                                            $   1.49   $   1.39   $   1.00         --
Accumulation unit value at end of period                                                  $   1.61   $   1.49   $   1.39         --
Number of accumulation units outstanding at end of period (000 omitted)                          4          4         --         --

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (3/3/2003)
Accumulation unit value at beginning of period                                            $   1.33   $   1.24   $   1.00         --
Accumulation unit value at end of period                                                  $   1.27   $   1.33   $   1.24         --
Number of accumulation units outstanding at end of period (000 omitted)                         12          9         --         --

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (3/3/2003)
Accumulation unit value at beginning of period                                            $   1.32   $   1.30   $   1.00         --
Accumulation unit value at end of period                                                  $   1.37   $   1.32   $   1.30         --
Number of accumulation units outstanding at end of period (000 omitted)                        753        275        127         --

WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (3/3/2003)
Accumulation unit value at beginning of period                                            $   0.98   $   0.99   $   1.00         --
Accumulation unit value at end of period                                                  $   0.98   $   0.98   $   0.99         --
Number of accumulation units outstanding at end of period (000 omitted)                         31         --         --         --

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (3/3/2003)
Accumulation unit value at beginning of period                                            $   1.67   $   1.49   $   1.00         --
Accumulation unit value at end of period                                                  $   1.74   $   1.67   $   1.49         --
Number of accumulation units outstanding at end of period (000 omitted)                          5          5         --         --

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (3/3/2003)
Accumulation unit value at beginning of period                                            $   1.04   $   1.01   $   1.00         --
Accumulation unit value at end of period                                                  $   1.04   $   1.04   $   1.01         --
Number of accumulation units outstanding at end of period (000 omitted)                        658        206         --         --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 143

VARIABLE ACCOUNT CHARGES OF 1.85% OF THE DAILY NET ASSETS OF THE
VARIABLE ACCOUNT.

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.46  $   1.35  $   1.00
Accumulation unit value at end of period                                                               $   1.52  $   1.46  $   1.35
Number of accumulation units outstanding at end of period (000 omitted)                                     179       110        27

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.35  $   1.30  $   1.00
Accumulation unit value at end of period                                                               $   1.44  $   1.35  $   1.30
Number of accumulation units outstanding at end of period (000 omitted)                                      51        40        --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.53  $   1.35  $   1.00
Accumulation unit value at end of period                                                               $   1.64  $   1.53  $   1.35
Number of accumulation units outstanding at end of period (000 omitted)                                      32        33         1

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.00        --
Accumulation unit value at end of period                                                               $   1.13  $   1.08        --
Number of accumulation units outstanding at end of period (000 omitted)                                      38        13        --

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.30  $   1.25  $   1.00
Accumulation unit value at end of period                                                               $   1.34  $   1.30  $   1.25
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

*AIM V. I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V. I. CORE EQUITY FUND, SERIES II
SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.45  $   1.40  $   1.00
Accumulation unit value at end of period                                                               $   1.47  $   1.45  $   1.40
Number of accumulation units outstanding at end of period (000 omitted)                                      86        87         9

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.44  $   1.32  $   1.00
Accumulation unit value at end of period                                                               $   1.48  $   1.44  $   1.32
Number of accumulation units outstanding at end of period (000 omitted)                                      31        30        47

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.19  $   1.00        --
Accumulation unit value at end of period                                                               $   1.37  $   1.19        --
Number of accumulation units outstanding at end of period (000 omitted)                                     914       344        --

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.32  $   1.24  $   1.00
Accumulation unit value at end of period                                                               $   1.49  $   1.32  $   1.24
Number of accumulation units outstanding at end of period (000 omitted)                                      19        20         3

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (1/29/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                                         $   1.23  $   1.15  $   1.00
Accumulation unit value at end of period                                                               $   1.25  $   1.23  $   1.15
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.05  $   1.00        --
Accumulation unit value at end of period                                                               $   1.05  $   1.05        --
Number of accumulation units outstanding at end of period (000 omitted)                                   2,258       901        --

AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.12  $   1.00        --
Accumulation unit value at end of period                                                               $   1.24  $   1.12        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.06  $   1.00        --
Accumulation unit value at end of period                                                               $   1.06  $   1.06        --
Number of accumulation units outstanding at end of period (000 omitted)                                     219        46        --

144 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.85% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.09  $   1.00        --
Accumulation unit value at end of period                                                               $   1.12  $   1.09        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                                         $   1.17  $   1.00        --
Accumulation unit value at end of period                                                               $   1.21  $   1.17        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.04  $   1.00        --
Accumulation unit value at end of period                                                               $   1.05  $   1.04        --
Number of accumulation units outstanding at end of period (000 omitted)                                     108         9        --

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON APRIL 28, 2006. ON MAY 1,
2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B.

DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.13  $   1.00        --
Accumulation unit value at end of period                                                               $   1.21  $   1.13        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00        --
Accumulation unit value at end of period                                                               $   1.04  $   1.03        --
Number of accumulation units outstanding at end of period (000 omitted)                                     227        90        --

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00        --
Accumulation unit value at end of period                                                               $   1.05  $   1.03        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.14  $   1.00        --
Accumulation unit value at end of period                                                               $   1.25  $   1.14        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

EVERGREEN VA BALANCED FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.20  $   1.15  $   1.00
Accumulation unit value at end of period                                                               $   1.23  $   1.20  $   1.15
Number of accumulation units outstanding at end of period (000 omitted)                                      40        40        20

EVERGREEN VA CORE BOND FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.04  $   1.02  $   1.00
Accumulation unit value at end of period                                                               $   1.04  $   1.04  $   1.02
Number of accumulation units outstanding at end of period (000 omitted)                                     418       306       185

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.40  $   1.31  $   1.00
Accumulation unit value at end of period                                                               $   1.49  $   1.40  $   1.31
Number of accumulation units outstanding at end of period (000 omitted)                                     142        76        35

EVERGREEN VA GROWTH FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.55  $   1.39  $   1.00
Accumulation unit value at end of period                                                               $   1.62  $   1.55  $   1.39
Number of accumulation units outstanding at end of period (000 omitted)                                      90        45        18

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.22  $   1.15  $   1.00
Accumulation unit value at end of period                                                               $   1.21  $   1.22  $   1.15
Number of accumulation units outstanding at end of period (000 omitted)                                     175       111        95

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.57  $   1.34  $   1.00
Accumulation unit value at end of period                                                               $   1.78  $   1.57  $   1.34
Number of accumulation units outstanding at end of period (000 omitted)                                      64        45        28

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 145

VARIABLE ACCOUNT CHARGES OF 1.85% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
EVERGREEN VA OMEGA FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.47  $   1.40  $   1.00
Accumulation unit value at end of period                                                               $   1.49  $   1.47  $   1.40
Number of accumulation units outstanding at end of period (000 omitted)                                     154       113        29

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.54  $   1.31  $   1.00
Accumulation unit value at end of period                                                               $   1.67  $   1.54  $   1.31
Number of accumulation units outstanding at end of period (000 omitted)                                     102       111        54

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.20  $   1.13  $   1.00
Accumulation unit value at end of period                                                               $   1.17  $   1.20  $   1.13
Number of accumulation units outstanding at end of period (000 omitted)                                     252       167        60

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.47  $   1.30  $   1.00
Accumulation unit value at end of period                                                               $   1.68  $   1.47  $   1.30
Number of accumulation units outstanding at end of period (000 omitted)                                   1,602       814       205

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.35  $   1.34  $   1.00
Accumulation unit value at end of period                                                               $   1.40  $   1.35  $   1.34
Number of accumulation units outstanding at end of period (000 omitted)                                      21         7         5

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00        --
Accumulation unit value at end of period                                                               $   1.03  $   1.03        --
Number of accumulation units outstanding at end of period (000 omitted)                                     242        11        --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.69  $   1.38  $   1.00
Accumulation unit value at end of period                                                               $   1.96  $   1.69  $   1.38
Number of accumulation units outstanding at end of period (000 omitted)                                     330       213       143

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.62  $   1.46  $   1.00
Accumulation unit value at end of period                                                               $   1.89  $   1.62  $   1.46
Number of accumulation units outstanding at end of period (000 omitted)                                     418       246         5

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.12  $   1.00        --
Accumulation unit value at end of period                                                               $   1.12  $   1.12        --
Number of accumulation units outstanding at end of period (000 omitted)                                     324       151        --

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.76  $   1.36  $   1.00
Accumulation unit value at end of period                                                               $   1.96  $   1.76  $   1.36
Number of accumulation units outstanding at end of period (000 omitted)                                     114        78        --

FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.09  $   1.00        --
Accumulation unit value at end of period                                                               $   1.11  $   1.09        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.66  $   1.37  $   1.00
Accumulation unit value at end of period                                                               $   1.77  $   1.66  $   1.37
Number of accumulation units outstanding at end of period (000 omitted)                                      88        85        50

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.50  $   1.37  $   1.00
Accumulation unit value at end of period                                                               $   1.55  $   1.50  $   1.37
Number of accumulation units outstanding at end of period (000 omitted)                                       7        --         5

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.38  $   1.25  $   1.00
Accumulation unit value at end of period                                                               $   1.50  $   1.38  $   1.25
Number of accumulation units outstanding at end of period (000 omitted)                                     526       516       349

146 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.85% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.55  $   1.34  $   1.00
Accumulation unit value at end of period                                                               $   1.68  $   1.55  $   1.34
Number of accumulation units outstanding at end of period (000 omitted)                                     154       105        44

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.16  $   1.00        --
Accumulation unit value at end of period                                                               $   1.10  $   1.16        --
Number of accumulation units outstanding at end of period (000 omitted)                                     826       291        --

FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.12  $   1.00        --
Accumulation unit value at end of period                                                               $   1.20  $   1.12        --
Number of accumulation units outstanding at end of period (000 omitted)                                       9         6        --

GOLDMAN SACHS VIT MID CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.19  $   1.00        --
Accumulation unit value at end of period                                                               $   1.32  $   1.19        --
Number of accumulation units outstanding at end of period (000 omitted)                                     575       248        --

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.31  $   1.22  $   1.00
Accumulation unit value at end of period                                                               $   1.34  $   1.31  $   1.22
Number of accumulation units outstanding at end of period (000 omitted)                                       2         2         2

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.39  $   1.33  $   1.00
Accumulation unit value at end of period                                                               $   1.43  $   1.39  $   1.33
Number of accumulation units outstanding at end of period (000 omitted)                                      22        21        --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.27  $   1.17  $   1.00
Accumulation unit value at end of period                                                               $   1.28  $   1.27  $   1.17
Number of accumulation units outstanding at end of period (000 omitted)                                     435       401       240

MFS(R) UTILITIES SERIES - SERVICE CLASS (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.66  $   1.30  $   1.00
Accumulation unit value at end of period                                                               $   1.90  $   1.66  $   1.30
Number of accumulation units outstanding at end of period (000 omitted)                                      94        97        12

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.37  $   1.31  $   1.00
Accumulation unit value at end of period                                                               $   1.41  $   1.37  $   1.31
Number of accumulation units outstanding at end of period (000 omitted)                                     284       126        59

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.70  $   1.46  $   1.00
Accumulation unit value at end of period                                                               $   1.90  $   1.70  $   1.46
Number of accumulation units outstanding at end of period (000 omitted)                                      15        12         4

OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.19  $   1.11  $   1.00
Accumulation unit value at end of period                                                               $   1.19  $   1.19  $   1.11
Number of accumulation units outstanding at end of period (000 omitted)                                      52        51        21

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.68  $   1.44  $   1.00
Accumulation unit value at end of period                                                               $   1.81  $   1.68  $   1.44
Number of accumulation units outstanding at end of period (000 omitted)                                      40        33        29

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.14  $   1.07  $   1.00
Accumulation unit value at end of period                                                               $   1.14  $   1.14  $   1.07
Number of accumulation units outstanding at end of period (000 omitted)                                   1,716       851       141

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.40  $   1.29  $   1.00
Accumulation unit value at end of period                                                               $   1.45  $   1.40  $   1.29
Number of accumulation units outstanding at end of period (000 omitted)                                       2         2        --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 147

VARIABLE ACCOUNT CHARGES OF 1.85% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.25  $   1.19  $   1.00
Accumulation unit value at end of period                                                               $   1.38  $   1.25  $   1.19
Number of accumulation units outstanding at end of period (000 omitted)                                     158       148        10

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.53  $   1.34  $   1.00
Accumulation unit value at end of period                                                               $   1.69  $   1.53  $   1.34
Number of accumulation units outstanding at end of period (000 omitted)                                      51        54        41

PUTNAM VT RESEARCH FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.33  $   1.26  $   1.00
Accumulation unit value at end of period                                                               $   1.38  $   1.33  $   1.26
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.18  $   1.00        --
Accumulation unit value at end of period                                                               $   1.24  $   1.18        --
Number of accumulation units outstanding at end of period (000 omitted)                                       6         3        --

PUTNAM VT VISTA FUND - CLASS IB SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.54  $   1.32  $   1.00
Accumulation unit value at end of period                                                               $   1.70  $   1.54  $   1.32
Number of accumulation units outstanding at end of period (000 omitted)                                       2         2        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                                         $   0.98  $   0.99  $   1.00
Accumulation unit value at end of period                                                               $   0.98  $   0.98  $   0.99
Number of accumulation units outstanding at end of period (000 omitted)                                      70       179        55

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                                         $   1.05  $   1.02  $   1.00
Accumulation unit value at end of period                                                               $   1.05  $   1.05  $   1.02
Number of accumulation units outstanding at end of period (000 omitted)                                     165       169        63

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                                         $   1.67  $   1.44  $   1.00
Accumulation unit value at end of period                                                               $   1.86  $   1.67  $   1.44
Number of accumulation units outstanding at end of period (000 omitted)                                     512        31         9

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                                         $   1.17  $   1.00        --
Accumulation unit value at end of period                                                               $   1.53  $   1.17        --
Number of accumulation units outstanding at end of period (000 omitted)                                     469       225        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                                         $   1.29  $   1.22  $   1.00
Accumulation unit value at end of period                                                               $   1.38  $   1.29  $   1.22
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.00        --
Accumulation unit value at end of period                                                               $   1.10  $   1.08        --
Number of accumulation units outstanding at end of period (000 omitted)                                     960       372        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                                         $   1.09  $   1.00        --
Accumulation unit value at end of period                                                               $   1.11  $   1.09        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

148 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.85% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                                         $   1.14  $   1.00        --
Accumulation unit value at end of period                                                               $   1.27  $   1.14        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                                         $   1.05  $   1.00        --
Accumulation unit value at end of period                                                               $   1.10  $   1.05        --
Number of accumulation units outstanding at end of period (000 omitted)                                   1,307       818        --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $   1.10  $   1.00        --
Accumulation unit value at end of period                                                               $   1.13  $   1.10        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                                         $   1.35  $   1.26  $   1.00
Accumulation unit value at end of period                                                               $   1.45  $   1.35  $   1.26
Number of accumulation units outstanding at end of period (000 omitted)                                     161       118        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                                         $   1.27  $   1.25  $   1.00
Accumulation unit value at end of period                                                               $   1.26  $   1.27  $   1.25
Number of accumulation units outstanding at end of period (000 omitted)                                      66        66        37

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND
ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                                         $   1.39  $   1.28  $   1.00
Accumulation unit value at end of period                                                               $   1.42  $   1.39  $   1.28
Number of accumulation units outstanding at end of period (000 omitted)                                      48        30        22

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                                         $   1.10  $   1.00        --
Accumulation unit value at end of period                                                               $   1.08  $   1.10        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                                         $   0.98  $   0.99  $   1.00
Accumulation unit value at end of period                                                               $   0.98  $   0.98  $   0.99
Number of accumulation units outstanding at end of period (000 omitted)                                     492       399       234

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (1/29/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $   1.64  $   1.40  $   1.00
Accumulation unit value at end of period                                                               $   1.71  $   1.64  $   1.40
Number of accumulation units outstanding at end of period (000 omitted)                                     720       337         3

STI CLASSIC VARIABLE TRUST CAPITAL APPRECIATION FUND (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.25  $   1.20  $   1.00
Accumulation unit value at end of period                                                               $   1.22  $   1.25  $   1.20
Number of accumulation units outstanding at end of period (000 omitted)                                      26        20         7

STI CLASSIC VARIABLE TRUST INTERNATIONAL EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.67  $   1.42  $   1.00
Accumulation unit value at end of period                                                               $   1.85  $   1.67  $   1.42
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 149

VARIABLE ACCOUNT CHARGES OF 1.85% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
STI CLASSIC VARIABLE TRUST INVESTMENT GRADE BOND FUND (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.02  $   1.00  $   1.00
Accumulation unit value at end of period                                                               $   1.02  $   1.02  $   1.00
Number of accumulation units outstanding at end of period (000 omitted)                                      15        14         7

STI CLASSIC VARIABLE TRUST LARGE CAP RELATIVE VALUE FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST GROWTH AND INCOME FUND)
Accumulation unit value at beginning of period                                                         $   1.43  $   1.27  $   1.00
Accumulation unit value at end of period                                                               $   1.53  $   1.43  $   1.27
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

STI CLASSIC VARIABLE TRUST LARGE CAP VALUE EQUITY FUND (1/29/2003)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST VALUE INCOME STOCK FUND)
Accumulation unit value at beginning of period                                                         $   1.42  $   1.26  $   1.00
Accumulation unit value at end of period                                                               $   1.45  $   1.42  $   1.26
Number of accumulation units outstanding at end of period (000 omitted)                                      22        16         6

STI CLASSIC VARIABLE TRUST MID-CAP EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.50  $   1.30  $   1.00
Accumulation unit value at end of period                                                               $   1.68  $   1.50  $   1.30
Number of accumulation units outstanding at end of period (000 omitted)                                       2         2         2

STI CLASSIC VARIABLE TRUST SMALL CAP VALUE EQUITY FUND (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.70  $   1.39  $   1.00
Accumulation unit value at end of period                                                               $   1.86  $   1.70  $   1.39
Number of accumulation units outstanding at end of period (000 omitted)                                      10         5         2

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.50  $   1.30  $   1.00
Accumulation unit value at end of period                                                               $   1.53  $   1.50  $   1.30
Number of accumulation units outstanding at end of period (000 omitted)                                   1,445       538        25

VAN KAMPEN LIFE INVESTMENT TRUST GROWTH AND INCOME PORTFOLIO CLASS II SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.44  $   1.29  $   1.00
Accumulation unit value at end of period                                                               $   1.55  $   1.44  $   1.29
Number of accumulation units outstanding at end of period (000 omitted)                                      30        17         3

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS I SHARES (1/29/2003)
Accumulation unit value at beginning of period                                                         $   1.90  $   1.42  $   1.00
Accumulation unit value at end of period                                                               $   2.18  $   1.90  $   1.42
Number of accumulation units outstanding at end of period (000 omitted)                                      --        12        12

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.37  $   1.00        --
Accumulation unit value at end of period                                                               $   1.57  $   1.37        --
Number of accumulation units outstanding at end of period (000 omitted)                                      17         6        --

WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.20  $   1.00        --
Accumulation unit value at end of period                                                               $   1.43  $   1.20        --
Number of accumulation units outstanding at end of period (000 omitted)                                     128        28        --

WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.15  $   1.00        --
Accumulation unit value at end of period                                                               $   1.26  $   1.15        --
Number of accumulation units outstanding at end of period (000 omitted)                                     523       221        --

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.00        --
Accumulation unit value at end of period                                                               $   1.11  $   1.08        --
Number of accumulation units outstanding at end of period (000 omitted)                                      15        16        --

WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.00        --
Accumulation unit value at end of period                                                               $   1.09  $   1.08        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

150 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.85% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.08  $   1.00        --
Accumulation unit value at end of period                                                               $   1.12  $   1.08        --
Number of accumulation units outstanding at end of period (000 omitted)                                     691       438        --

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.10  $   1.00        --
Accumulation unit value at end of period                                                               $   1.19  $   1.10        --
Number of accumulation units outstanding at end of period (000 omitted)                                      21        21        --

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.06  $   1.00        --
Accumulation unit value at end of period                                                               $   1.02  $   1.06        --
Number of accumulation units outstanding at end of period (000 omitted)                                      11        11        --

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00        --
Accumulation unit value at end of period                                                               $   1.07  $   1.03        --
Number of accumulation units outstanding at end of period (000 omitted)                                   1,106       385        --

WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   0.99  $   1.00        --
Accumulation unit value at end of period                                                               $   1.00  $   0.99        --
Number of accumulation units outstanding at end of period (000 omitted)                                      56        --        --

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.06  $   1.00        --
Accumulation unit value at end of period                                                               $   1.10  $   1.06        --
Number of accumulation units outstanding at end of period (000 omitted)                                      --        --        --

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (4/30/2004)
Accumulation unit value at beginning of period                                                         $   1.03  $   1.00        --
Accumulation unit value at end of period                                                               $   1.03  $   1.03        --
Number of accumulation units outstanding at end of period (000 omitted)                                   1,455       623        --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 151

VARIABLE ACCOUNT CHARGES OF 1.90% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                5,023       3,225

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.13   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                    3           3

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.18   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   19          12

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.13   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                1,379         900

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                  126          90

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.19   $    1.00
Accumulation unit value at end of period                                           $    1.36   $    1.19
Number of accumulation units outstanding at end of period (000 omitted)                8,418       3,162

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (4/30/2004)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.08   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.05   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)               21,086       7,249

AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.24   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                6,266       2,495

AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.12   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   15          26

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                     $    1.17   $    1.00
Accumulation unit value at end of period                                           $    1.21   $    1.17
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.04   $    1.00
Accumulation unit value at end of period                                           $    1.05   $    1.04
Number of accumulation units outstanding at end of period (000 omitted)                4,192       1,912

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON
APRIL 28, 2006. ON MAY 1, 2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH
YIELD FUND, VARIABLE SERIES, CLASS B.

152 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.90% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.13   $    1.00
Accumulation unit value at end of period                                           $    1.21   $    1.13
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                2,901       1,117

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.02   $    1.00
Accumulation unit value at end of period                                           $    1.05   $    1.02
Number of accumulation units outstanding at end of period (000 omitted)                   71          72

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   26           7

EVERGREEN VA CORE BOND FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                6,140       1,507

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.16   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   94          57

EVERGREEN VA GROWTH FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.17   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                1,358          27

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)                3,658         885

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.30   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                1,444          79

EVERGREEN VA OMEGA FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.04   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.04
Number of accumulation units outstanding at end of period (000 omitted)                3,401       1,048

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.24   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                  390         173

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.05   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                5,441       1,507

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.11   $    1.00
Accumulation unit value at end of period                                           $    1.27   $    1.11
Number of accumulation units outstanding at end of period (000 omitted)               19,309       6,485

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 153

VARIABLE ACCOUNT CHARGES OF 1.90% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                8,474       3,024

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.21   $    1.00
Accumulation unit value at end of period                                           $    1.40   $    1.21
Number of accumulation units outstanding at end of period (000 omitted)                2,154         194

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.28   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                5,025       3,210

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.12   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                1,066         516

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.34   $    1.00
Accumulation unit value at end of period                                           $    1.50   $    1.34
Number of accumulation units outstanding at end of period (000 omitted)                  252         119

FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   53          34

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                  115         111

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.18   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                  374         369

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                7,744       2,656

FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.20   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                   57          25

GOLDMAN SACHS VIT MID CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.19   $    1.00
Accumulation unit value at end of period                                           $    1.32   $    1.19
Number of accumulation units outstanding at end of period (000 omitted)                6,833       2,746

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   34          22

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.04   $    1.00
Accumulation unit value at end of period                                           $    1.07   $    1.04
Number of accumulation units outstanding at end of period (000 omitted)                   11          12

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   69          53

154 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.90% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.24   $    1.00
Accumulation unit value at end of period                                           $    1.42   $    1.24
Number of accumulation units outstanding at end of period (000 omitted)                    1           1

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                8,509       3,218

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.29   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                  177          72

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                   59          31

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.07   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)               11,203       4,674

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.14   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                  109          57

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.26   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.18   $    1.00
Accumulation unit value at end of period                                           $    1.24   $    1.18
Number of accumulation units outstanding at end of period (000 omitted)                   76          17

PUTNAM VT VISTA FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                     $    0.99   $    1.00
Accumulation unit value at end of period                                           $    1.00   $    0.99
Number of accumulation units outstanding at end of period (000 omitted)                  839         136

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                  237         220

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.29   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                8,506          34

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                     $    1.17   $    1.00
Accumulation unit value at end of period                                           $    1.53   $    1.17
Number of accumulation units outstanding at end of period (000 omitted)                4,979       2,159

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 155

VARIABLE ACCOUNT CHARGES OF 1.90% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.14   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   38          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                3,150         830

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                    8           8

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.27   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                    1          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)               14,054       9,019

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE
PORTFOLIO - LARGE CAP EQUITY FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.13   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   24          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.15   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                1,088         697

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE
PORTFOLIO - LARGE CAP EQUITY FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                  132          48

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.08   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                     $    1.00   $    1.00
Accumulation unit value at end of period                                           $    0.99   $    1.00
Number of accumulation units outstanding at end of period (000 omitted)                1,781         218

156 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.90% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.19   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)               10,647       4,456

STI CLASSIC VARIABLE TRUST CAPITAL APPRECIATION FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.02   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)                    9           2

STI CLASSIC VARIABLE TRUST INTERNATIONAL EQUITY FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.29   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

STI CLASSIC VARIABLE TRUST INVESTMENT GRADE BOND FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

STI CLASSIC VARIABLE TRUST LARGE CAP RELATIVE VALUE FUND (4/30/2004)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST GROWTH AND INCOME FUND)
Accumulation unit value at beginning of period                                     $    1.11   $    1.00
Accumulation unit value at end of period                                           $    1.19   $    1.11
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

STI CLASSIC VARIABLE TRUST LARGE CAP VALUE EQUITY FUND (4/30/2004)
(PREVIOUSLY STI CLASSIC VARIABLE TRUST VALUE INCOME STOCK FUND)
Accumulation unit value at beginning of period                                     $    1.11   $    1.00
Accumulation unit value at end of period                                           $    1.13   $    1.11
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

STI CLASSIC VARIABLE TRUST MID-CAP EQUITY FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.30   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

STI CLASSIC VARIABLE TRUST SMALL CAP VALUE EQUITY FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.18   $    1.00
Accumulation unit value at end of period                                           $    1.30   $    1.18
Number of accumulation units outstanding at end of period (000 omitted)                    4           2

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.13   $    1.00
Accumulation unit value at end of period                                           $    1.15   $    1.13
Number of accumulation units outstanding at end of period (000 omitted)               23,606       8,260

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.37   $    1.00
Accumulation unit value at end of period                                           $    1.57   $    1.37
Number of accumulation units outstanding at end of period (000 omitted)                  619         292

WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.20   $    1.00
Accumulation unit value at end of period                                           $    1.43   $    1.20
Number of accumulation units outstanding at end of period (000 omitted)                3,916       1,854

WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.26   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                5,234       2,030

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 157

VARIABLE ACCOUNT CHARGES OF 1.90% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                    5          --

WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                1,587         971

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.19   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                    1          --

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.02   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                3,400         848

WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    0.99   $    1.00
Accumulation unit value at end of period                                           $    1.00   $    0.99
Number of accumulation units outstanding at end of period (000 omitted)                   55          --

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                    1           1

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                2,629         789

158 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.95% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                2,864       1,579

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.18   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.13   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                  795         454

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                    8          --

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.19   $    1.00
Accumulation unit value at end of period                                           $    1.36   $    1.19
Number of accumulation units outstanding at end of period (000 omitted)                3,051         725

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (4/30/2004)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.08   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.05   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)                7,161       1,751

AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.24   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                5,066       1,252

AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.12   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                    5          --

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.20   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                   59          43

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.04   $    1.00
Accumulation unit value at end of period                                           $    1.05   $    1.04
Number of accumulation units outstanding at end of period (000 omitted)                2,756         852

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON
APRIL 28, 2006. ON MAY 1, 2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH
YIELD FUND, VARIABLE SERIES, CLASS B

DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.13   $    1.00
Accumulation unit value at end of period                                           $    1.21   $    1.13
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 159

VARIABLE ACCOUNT CHARGES OF 1.95% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                1,258         333

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.02   $    1.00
Accumulation unit value at end of period                                           $    1.05   $    1.02
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   17          --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.11   $    1.00
Accumulation unit value at end of period                                           $    1.26   $    1.11
Number of accumulation units outstanding at end of period (000 omitted)                7,559       1,607

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                6,069       1,202

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.21   $    1.00
Accumulation unit value at end of period                                           $    1.40   $    1.21
Number of accumulation units outstanding at end of period (000 omitted)                1,049           5

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.28   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                1,283         755

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.12   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                  815         325

FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                  143         111

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                    6           6

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.18   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                  342         240

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                2,582         696

FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.19   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                  477         237

160 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.95% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT MID CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.19   $    1.00
Accumulation unit value at end of period                                           $    1.32   $    1.19
Number of accumulation units outstanding at end of period (000 omitted)                2,566         749

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   10          --

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.04   $    1.00
Accumulation unit value at end of period                                           $    1.07   $    1.04
Number of accumulation units outstanding at end of period (000 omitted)                    6          --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                  142           8

MFS(R) UTILITIES SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.24   $    1.00
Accumulation unit value at end of period                                           $    1.42   $    1.24
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                4,145       1,172

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.29   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                   11          --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.07   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                5,420       1,643

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.14   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                    9          --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.18   $    1.00
Accumulation unit value at end of period                                           $    1.24   $    1.18
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

PUTNAM VT VISTA FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.13   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.13
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 161

VARIABLE ACCOUNT CHARGES OF 1.95% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                     $    0.99   $    1.00
Accumulation unit value at end of period                                           $    1.00   $    0.99
Number of accumulation units outstanding at end of period (000 omitted)                  272         696

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   68          73

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.28   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                4,173          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                     $    1.17   $    1.00
Accumulation unit value at end of period                                           $    1.53   $    1.17
Number of accumulation units outstanding at end of period (000 omitted)                1,961         549

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.14   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                1,052         115

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   26          36

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.27   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)                4,574       2,547

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE
PORTFOLIO - LARGE CAP EQUITY FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.13   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.15   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

162 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.95% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE
PORTFOLIO - LARGE CAP EQUITY FUND ON MARCH 17, 2006

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                    5           5

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.08   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                     $    1.00   $    1.00
Accumulation unit value at end of period                                           $    0.99   $    1.00
Number of accumulation units outstanding at end of period (000 omitted)                  423          43

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.19   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                4,153       1,188

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.13   $    1.00
Accumulation unit value at end of period                                           $    1.15   $    1.13
Number of accumulation units outstanding at end of period (000 omitted)                9,543       2,210

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.37   $    1.00
Accumulation unit value at end of period                                           $    1.57   $    1.37
Number of accumulation units outstanding at end of period (000 omitted)                  233          73

WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.20   $    1.00
Accumulation unit value at end of period                                           $    1.43   $    1.20
Number of accumulation units outstanding at end of period (000 omitted)                3,151         908

WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.26   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                2,151         549

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 163

VARIABLE ACCOUNT CHARGES OF 1.95% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   74          45

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.13   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.18   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.13   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   20          12

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                    1           1

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.19   $    1.00
Accumulation unit value at end of period                                           $    1.36   $    1.19
Number of accumulation units outstanding at end of period (000 omitted)                  244          97

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (4/30/2004)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.08   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)                  666         312

AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.24   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                  176          40

AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.12   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.20   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.04   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.04
Number of accumulation units outstanding at end of period (000 omitted)                   36          12

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON
APRIL 28, 2006. ON MAY 1, 2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH
YIELD FUND, VARIABLE SERIES, CLASS B.

164 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 1.95% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.13   $    1.00
Accumulation unit value at end of period                                           $    1.20   $    1.13
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   76          23

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.02   $    1.00
Accumulation unit value at end of period                                           $    1.05   $    1.02
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

EVERGREEN VA CORE BOND FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   68          36

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.16   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

EVERGREEN VA GROWTH FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.16   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                   13          --

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)                   41          26

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.30   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                    5          --

EVERGREEN VA OMEGA FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.04   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.04
Number of accumulation units outstanding at end of period (000 omitted)                   29          18

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.23   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.05   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                   63          30

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.11   $    1.00
Accumulation unit value at end of period                                           $    1.26   $    1.11
Number of accumulation units outstanding at end of period (000 omitted)                  536         195

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 165

VARIABLE ACCOUNT CHARGES OF 2.00% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                  111          26

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.21   $    1.00
Accumulation unit value at end of period                                           $    1.40   $    1.21
Number of accumulation units outstanding at end of period (000 omitted)                   60           4

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.28   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                  156          96

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                   34          29

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.34   $    1.00
Accumulation unit value at end of period                                           $    1.49   $    1.34
Number of accumulation units outstanding at end of period (000 omitted)                   49          35

FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.18   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                  244         107

FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.19   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

GOLDMAN SACHS VIT MID CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.19   $    1.00
Accumulation unit value at end of period                                           $    1.32   $    1.19
Number of accumulation units outstanding at end of period (000 omitted)                  177          70

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.04   $    1.00
Accumulation unit value at end of period                                           $    1.07   $    1.04
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

166 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 2.00% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.24   $    1.00
Accumulation unit value at end of period                                           $    1.41   $    1.24
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                  149          51

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.29   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                    9           3

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                    2          --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.07   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                  440         207

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.14   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   15          15

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.18   $    1.00
Accumulation unit value at end of period                                           $    1.24   $    1.18
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

PUTNAM VT VISTA FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.13   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.13
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                     $    0.99   $    1.00
Accumulation unit value at end of period                                           $    1.00   $    0.99
Number of accumulation units outstanding at end of period (000 omitted)                   12           3

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.28   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                  217          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                     $    1.17   $    1.00
Accumulation unit value at end of period                                           $    1.53   $    1.17
Number of accumulation units outstanding at end of period (000 omitted)                  143          66

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 167

VARIABLE ACCOUNT CHARGES OF 2.00% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.14   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                  278         141

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.27   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)                  410         258

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE
PORTFOLIO - LARGE CAP EQUITY FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.12   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.15   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   57          40

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE
PORTFOLIO - LARGE CAP EQUITY FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                    8           3

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.08   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                     $    1.00   $    1.00
Accumulation unit value at end of period                                           $    0.99   $    1.00
Number of accumulation units outstanding at end of period (000 omitted)                   58          29

168 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 2.00% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.19   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                  305         123

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.13   $    1.00
Accumulation unit value at end of period                                           $    1.15   $    1.13
Number of accumulation units outstanding at end of period (000 omitted)                  589         206

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.37   $    1.00
Accumulation unit value at end of period                                           $    1.57   $    1.37
Number of accumulation units outstanding at end of period (000 omitted)                    5           3

WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.20   $    1.00
Accumulation unit value at end of period                                           $    1.43   $    1.20
Number of accumulation units outstanding at end of period (000 omitted)                   92          25

WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.26   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                  158          63

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                    6          --

WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                  148         104

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.19   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.01   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                  196          88

WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    0.99   $    1.00
Accumulation unit value at end of period                                           $    1.00   $    0.99
Number of accumulation units outstanding at end of period (000 omitted)                    4          --

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                  449         243

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 169

VARIABLE ACCOUNT CHARGES OF 2.05% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                  289         111

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.13   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   65          65

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.18   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.13   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   81          33

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                   99          85

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.19   $    1.00
Accumulation unit value at end of period                                           $    1.36   $    1.19
Number of accumulation units outstanding at end of period (000 omitted)                  689         225

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (4/30/2004)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.08   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                    1           2

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)                1,656         485

AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.24   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                   13          13

AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                  377          79

AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.12   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.20   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.04   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.04
Number of accumulation units outstanding at end of period (000 omitted)                  253         134

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON
APRIL 28, 2006. ON MAY 1, 2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH
YIELD FUND, VARIABLE SERIES, CLASS B

170 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 2.05% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.13   $    1.00
Accumulation unit value at end of period                                           $    1.20   $    1.13
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                  223          67

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.02   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.02
Number of accumulation units outstanding at end of period (000 omitted)                   67          68

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.24   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   22          16

EVERGREEN VA CORE BOND FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                  766         134

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.16   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

EVERGREEN VA GROWTH FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.16   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                   98          --

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)                  373          43

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.30   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                  128          --

EVERGREEN VA OMEGA FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.04   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.04
Number of accumulation units outstanding at end of period (000 omitted)                  229          83

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.23   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                  160          58

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.05   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                  573         182

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.26   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                1,776         548

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                    8           8

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 171

VARIABLE ACCOUNT CHARGES OF 2.05% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                  419         116

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.21   $    1.00
Accumulation unit value at end of period                                           $    1.40   $    1.21
Number of accumulation units outstanding at end of period (000 omitted)                  278          52

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.28   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                  383         229

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                  251         113

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.34   $    1.00
Accumulation unit value at end of period                                           $    1.49   $    1.34
Number of accumulation units outstanding at end of period (000 omitted)                   26          23

FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   15           9

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.18   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   15           9

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                  638         188

FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.19   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                   42          42

GOLDMAN SACHS VIT MID CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.19   $    1.00
Accumulation unit value at end of period                                           $    1.32   $    1.19
Number of accumulation units outstanding at end of period (000 omitted)                  554         213

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   13          13

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.04   $    1.00
Accumulation unit value at end of period                                           $    1.07   $    1.04
Number of accumulation units outstanding at end of period (000 omitted)                   31          31

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   20          11

172 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 2.05% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.24   $    1.00
Accumulation unit value at end of period                                           $    1.41   $    1.24
Number of accumulation units outstanding at end of period (000 omitted)                   48          48

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                  579         185

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.28   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                    1           1

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                    2           2

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.07   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                  843         319

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.14   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                    8           6

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                    2           2

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.18   $    1.00
Accumulation unit value at end of period                                           $    1.24   $    1.18
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

PUTNAM VT VISTA FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.13   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.13
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                     $    0.99   $    1.00
Accumulation unit value at end of period                                           $    1.00   $    0.99
Number of accumulation units outstanding at end of period (000 omitted)                   62          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                    5           5

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.28   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                  799          30

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                     $    1.17   $    1.00
Accumulation unit value at end of period                                           $    1.53   $    1.17
Number of accumulation units outstanding at end of period (000 omitted)                  416         152

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 173

VARIABLE ACCOUNT CHARGES OF 2.05% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.14   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                  365         130

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.27   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)                  910         594

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE
PORTFOLIO - LARGE CAP EQUITY FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.12   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                    8           8

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.15   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                  100          77

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE
PORTFOLIO - LARGE CAP EQUITY FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                   13          13

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.08   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                     $    0.99   $    1.00
Accumulation unit value at end of period                                           $    0.99   $    0.99
Number of accumulation units outstanding at end of period (000 omitted)                  316          70

174 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 2.05% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.19   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                  818         299

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.13   $    1.00
Accumulation unit value at end of period                                           $    1.15   $    1.13
Number of accumulation units outstanding at end of period (000 omitted)                1,875         582

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.37   $    1.00
Accumulation unit value at end of period                                           $    1.57   $    1.37
Number of accumulation units outstanding at end of period (000 omitted)                   57          17

WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.20   $    1.00
Accumulation unit value at end of period                                           $    1.43   $    1.20
Number of accumulation units outstanding at end of period (000 omitted)                  225          65

WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                  423         139

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                  213         138

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.19   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.01   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                  467         120

WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    0.99   $    1.00
Accumulation unit value at end of period                                           $    1.00   $    0.99
Number of accumulation units outstanding at end of period (000 omitted)                   64          --

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                  438         186

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 175

VARIABLE ACCOUNT CHARGES OF 2.10% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                  821         371

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.13   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.18   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.13   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                  243         106

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                    2          19

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.19   $    1.00
Accumulation unit value at end of period                                           $    1.36   $    1.19
Number of accumulation units outstanding at end of period (000 omitted)                1,180         367

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (4/30/2004)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.08   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)                3,013         779

AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.24   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                1,002         303

AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.12   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.20   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.04   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.04
Number of accumulation units outstanding at end of period (000 omitted)                  800         180

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON
APRIL 28, 2006. ON MAY 1, 2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH
YIELD FUND, VARIABLE SERIES, CLASS B.

176 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 2.10% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.13   $    1.00
Accumulation unit value at end of period                                           $    1.20   $    1.13
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                  397         133

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.02   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.02
Number of accumulation units outstanding at end of period (000 omitted)                    1           1

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.24   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

EVERGREEN VA CORE BOND FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                  578         149

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.16   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

EVERGREEN VA GROWTH FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.16   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                  115          --

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)                  319          51

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.29   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                  119          --

EVERGREEN VA OMEGA FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.04   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.04
Number of accumulation units outstanding at end of period (000 omitted)                  299          76

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.23   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   24          24

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.05   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                  452          80

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.26   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                2,677         818

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   13          13

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 177

VARIABLE ACCOUNT CHARGES OF 2.10% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                1,449         257

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.21   $    1.00
Accumulation unit value at end of period                                           $    1.40   $    1.21
Number of accumulation units outstanding at end of period (000 omitted)                  275          36

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.28   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                  742         388

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                   59          12

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.34   $    1.00
Accumulation unit value at end of period                                           $    1.49   $    1.34
Number of accumulation units outstanding at end of period (000 omitted)                   56          32

FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   31          20

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.18   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   31          20

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                1,162         295

FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.19   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                    7          --

GOLDMAN SACHS VIT MID CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.19   $    1.00
Accumulation unit value at end of period                                           $    1.32   $    1.19
Number of accumulation units outstanding at end of period (000 omitted)                  924         317

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   11          --

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.04   $    1.00
Accumulation unit value at end of period                                           $    1.07   $    1.04
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   33          41

178 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 2.10% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.24   $    1.00
Accumulation unit value at end of period                                           $    1.41   $    1.24
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                1,125         320

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.28   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                   14          --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.07   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                1,908         552

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.14   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.18   $    1.00
Accumulation unit value at end of period                                           $    1.24   $    1.18
Number of accumulation units outstanding at end of period (000 omitted)                    1           1

PUTNAM VT VISTA FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.13   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.13
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                     $    0.99   $    1.00
Accumulation unit value at end of period                                           $    1.00   $    0.99
Number of accumulation units outstanding at end of period (000 omitted)                  237           4

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   31          20

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.28   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                1,145          12

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                     $    1.17   $    1.00
Accumulation unit value at end of period                                           $    1.53   $    1.17
Number of accumulation units outstanding at end of period (000 omitted)                  706         264

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 179

VARIABLE ACCOUNT CHARGES OF 2.10% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.14   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                  683         196

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.27   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)                2,164       1,042

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE
PORTFOLIO - LARGE CAP EQUITY FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.12   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.15   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                  144          92

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE
PORTFOLIO - LARGE CAP EQUITY FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                    7          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.08   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                     $    0.99   $    1.00
Accumulation unit value at end of period                                           $    0.99   $    0.99
Number of accumulation units outstanding at end of period (000 omitted)                  390          75

180 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 2.10% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.19   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                1,538         533

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.13   $    1.00
Accumulation unit value at end of period                                           $    1.15   $    1.13
Number of accumulation units outstanding at end of period (000 omitted)                3,199         890

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.37   $    1.00
Accumulation unit value at end of period                                           $    1.57   $    1.37
Number of accumulation units outstanding at end of period (000 omitted)                   60          15

WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.20   $    1.00
Accumulation unit value at end of period                                           $    1.43   $    1.20
Number of accumulation units outstanding at end of period (000 omitted)                  648         213

WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                  769         250

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                   48          52

WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                  270         179

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.18   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.01   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                  526         154

WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    0.99   $    1.00
Accumulation unit value at end of period                                           $    1.00   $    0.99
Number of accumulation units outstanding at end of period (000 omitted)                  943          --

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                  705         263

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 181

VARIABLE ACCOUNT CHARGES OF 2.15% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                  742         289

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.13   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.18   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   52          --

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.13   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                  254          82

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.19   $    1.00
Accumulation unit value at end of period                                           $    1.36   $    1.19
Number of accumulation units outstanding at end of period (000 omitted)                  863         135

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (4/30/2004)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.08   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)                2,099         349

AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.11   $    1.00
Accumulation unit value at end of period                                           $    1.23   $    1.11
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                1,353         231

AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.20   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.04   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.04
Number of accumulation units outstanding at end of period (000 omitted)                  782         159

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON
APRIL 28, 2006. ON MAY 1, 2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH
YIELD FUND, VARIABLE SERIES, CLASS B

182 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 2.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.13   $    1.00
Accumulation unit value at end of period                                           $    1.20   $    1.13
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                  333          59

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.02   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.02
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.24   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   49          --

EVERGREEN VA CORE BOND FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.02   $    1.00
Accumulation unit value at end of period                                           $    1.02   $    1.02
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.16   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

EVERGREEN VA GROWTH FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.16   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.29   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

EVERGREEN VA OMEGA FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.04   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.04
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.23   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.05   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.26   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                2,068         279

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 183

VARIABLE ACCOUNT CHARGES OF 2.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                1,811         213

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.21   $    1.00
Accumulation unit value at end of period                                           $    1.40   $    1.21
Number of accumulation units outstanding at end of period (000 omitted)                  259          --

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.27   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                  329         142

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                   70          --

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.34   $    1.00
Accumulation unit value at end of period                                           $    1.49   $    1.34
Number of accumulation units outstanding at end of period (000 omitted)                    4          --

FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   41          --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   44          --

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.18   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   84          14

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                  749         132

FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.19   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                   31          --

GOLDMAN SACHS VIT MID CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.19   $    1.00
Accumulation unit value at end of period                                           $    1.32   $    1.19
Number of accumulation units outstanding at end of period (000 omitted)                  701         143

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.04   $    1.00
Accumulation unit value at end of period                                           $    1.07   $    1.04
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

184 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 2.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.24   $    1.00
Accumulation unit value at end of period                                           $    1.41   $    1.24
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.08   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                1,103         192

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.28   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.07   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                1,572         309

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.14   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.18   $    1.00
Accumulation unit value at end of period                                           $    1.24   $    1.18
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

PUTNAM VT VISTA FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.13   $    1.00
Accumulation unit value at end of period                                           $    1.24   $    1.13
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                     $    0.99   $    1.00
Accumulation unit value at end of period                                           $    1.00   $    0.99
Number of accumulation units outstanding at end of period (000 omitted)                   61          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.28   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                1,232          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                     $    1.17   $    1.00
Accumulation unit value at end of period                                           $    1.53   $    1.17
Number of accumulation units outstanding at end of period (000 omitted)                  542          95

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 185

VARIABLE ACCOUNT CHARGES OF 2.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.13   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                  338          11

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.27   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)                1,237         489

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE
PORTFOLIO - LARGE CAP EQUITY FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.12   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.15   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                    2          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.02   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE
PORTFOLIO - LARGE CAP EQUITY FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.08   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                     $    0.99   $    1.00
Accumulation unit value at end of period                                           $    0.99   $    0.99
Number of accumulation units outstanding at end of period (000 omitted)                   98          --

186 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 2.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.19   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                1,122         227

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.13   $    1.00
Accumulation unit value at end of period                                           $    1.15   $    1.13
Number of accumulation units outstanding at end of period (000 omitted)                2,564         386

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.37   $    1.00
Accumulation unit value at end of period                                           $    1.57   $    1.37
Number of accumulation units outstanding at end of period (000 omitted)                   82           9

WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.20   $    1.00
Accumulation unit value at end of period                                           $    1.43   $    1.20
Number of accumulation units outstanding at end of period (000 omitted)                  847         169

WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                  603          98

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                    3          --

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.18   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.01   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.02   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.02
Number of accumulation units outstanding at end of period (000 omitted)                    9          --

WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    0.99   $    1.00
Accumulation unit value at end of period                                           $    1.00   $    0.99
Number of accumulation units outstanding at end of period (000 omitted)                    2          --

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   27          --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 187

VARIABLE ACCOUNT CHARGES OF 2.20% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                    5           6

AIM V.I. CAPITAL APPRECIATION FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.13   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.18   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.13   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                    1           1

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.19   $    1.00
Accumulation unit value at end of period                                           $    1.36   $    1.19
Number of accumulation units outstanding at end of period (000 omitted)                   39           6

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (4/30/2004)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.08   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)                  126          22

AMERICAN CENTURY VP INTERNATIONAL, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.11   $    1.00
Accumulation unit value at end of period                                           $    1.23   $    1.11
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

AMERICAN CENTURY VP ULTRA(R), CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   50          --

AMERICAN CENTURY VP VALUE, CLASS II (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (4/30/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.20   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.04   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.04
Number of accumulation units outstanding at end of period (000 omitted)                   37          10

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON
APRIL 28, 2006. ON MAY 1, 2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH
YIELD FUND, VARIABLE SERIES, CLASS B.

188 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 2.20% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.13   $    1.00
Accumulation unit value at end of period                                           $    1.20   $    1.13
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   12          --

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.02   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.02
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.24   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

EVERGREEN VA CORE BOND FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.02   $    1.00
Accumulation unit value at end of period                                           $    1.02   $    1.02
Number of accumulation units outstanding at end of period (000 omitted)                   10           4

EVERGREEN VA FUNDAMENTAL LARGE CAP FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.15   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

EVERGREEN VA GROWTH FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.16   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                    2          --

EVERGREEN VA HIGH INCOME FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.04   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)                    6           3

EVERGREEN VA INTERNATIONAL EQUITY FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.29   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                    1          --

EVERGREEN VA OMEGA FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.04   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.04
Number of accumulation units outstanding at end of period (000 omitted)                    5           2

EVERGREEN VA SPECIAL VALUES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.23   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

EVERGREEN VA STRATEGIC INCOME FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.05   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                   11           3

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.26   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                  101           8

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 189

VARIABLE ACCOUNT CHARGES OF 2.20% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                  115          19

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.21   $    1.00
Accumulation unit value at end of period                                           $    1.40   $    1.21
Number of accumulation units outstanding at end of period (000 omitted)                   16          --

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.27   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                    6           5

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.34   $    1.00
Accumulation unit value at end of period                                           $    1.49   $    1.34
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.18   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                   39           8

FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.12   $    1.00
Accumulation unit value at end of period                                           $    1.19   $    1.12
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

GOLDMAN SACHS VIT MID CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.19   $    1.00
Accumulation unit value at end of period                                           $    1.32   $    1.19
Number of accumulation units outstanding at end of period (000 omitted)                   28           3

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.04   $    1.00
Accumulation unit value at end of period                                           $    1.07   $    1.04
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

190 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 2.20% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - SERVICE CLASS (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.24   $    1.00
Accumulation unit value at end of period                                           $    1.41   $    1.24
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.08   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   48           8

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.28   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.07   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   68          12

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.14   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.18   $    1.00
Accumulation unit value at end of period                                           $    1.23   $    1.18
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

PUTNAM VT VISTA FUND - CLASS IB SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.13   $    1.00
Accumulation unit value at end of period                                           $    1.24   $    1.13
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                     $    0.99   $    1.00
Accumulation unit value at end of period                                           $    0.99   $    0.99
Number of accumulation units outstanding at end of period (000 omitted)                    4          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.28   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                   83          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                     $    1.16   $    1.00
Accumulation unit value at end of period                                           $    1.52   $    1.16
Number of accumulation units outstanding at end of period (000 omitted)                   24           3

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 191

VARIABLE ACCOUNT CHARGES OF 2.20% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                     $    1.07   $    1.00
Accumulation unit value at end of period                                           $    1.13   $    1.07
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                   30           4

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (6/1/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                     $    1.14   $    1.00
Accumulation unit value at end of period                                           $    1.27   $    1.14
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                     $    1.05   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.05
Number of accumulation units outstanding at end of period (000 omitted)                   21          19

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE
PORTFOLIO - LARGE CAP EQUITY FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.12   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.15   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                    1           1

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.02   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE
PORTFOLIO - LARGE CAP EQUITY FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.09   $    1.00
Accumulation unit value at end of period                                           $    1.08   $    1.09
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                     $    0.99   $    1.00
Accumulation unit value at end of period                                           $    0.99   $    0.99
Number of accumulation units outstanding at end of period (000 omitted)                    5          --

192 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

VARIABLE ACCOUNT CHARGES OF 2.20% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                   2005        2004
--------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.19   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                   43           5

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.13   $    1.00
Accumulation unit value at end of period                                           $    1.15   $    1.13
Number of accumulation units outstanding at end of period (000 omitted)                  119          13

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.37   $    1.00
Accumulation unit value at end of period                                           $    1.57   $    1.37
Number of accumulation units outstanding at end of period (000 omitted)                    3           3

WANGER INTERNATIONAL SMALL CAP (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.20   $    1.00
Accumulation unit value at end of period                                           $    1.42   $    1.20
Number of accumulation units outstanding at end of period (000 omitted)                   32           3

WANGER U.S. SMALLER COMPANIES (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.15   $    1.00
Accumulation unit value at end of period                                           $    1.25   $    1.15
Number of accumulation units outstanding at end of period (000 omitted)                   28           4

WELLS FARGO ADVANTAGE VT ASSET ALLOCATION FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT C&B LARGE CAP VALUE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.09   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT EQUITY INCOME FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.08   $    1.00
Accumulation unit value at end of period                                           $    1.11   $    1.08
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT INTERNATIONAL CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.10   $    1.00
Accumulation unit value at end of period                                           $    1.18   $    1.10
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT LARGE COMPANY CORE FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.01   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT LARGE COMPANY GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.02   $    1.00
Accumulation unit value at end of period                                           $    1.06   $    1.02
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT MONEY MARKET FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    0.99   $    1.00
Accumulation unit value at end of period                                           $    0.99   $    0.99
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.06   $    1.00
Accumulation unit value at end of period                                           $    1.10   $    1.06
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

WELLS FARGO ADVANTAGE VT TOTAL RETURN BOND FUND (4/30/2004)
Accumulation unit value at beginning of period                                     $    1.03   $    1.00
Accumulation unit value at end of period                                           $    1.03   $    1.03
Number of accumulation units outstanding at end of period (000 omitted)                   --          --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 193

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS
AMERICAN ENTERPRISE LIFE INSURANCE COMPANY

We have audited the accompanying individual statements of assets and liabilities of the 177 segregated asset subaccounts of American Enterprise Variable Annuity Account, referred to in Note 1, as of December 31, 2005, and the related statements of operations and changes in net assets for the periods indicated therein. These financial statements are the responsibility of the management of American Enterprise Life Insurance Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of American Enterprise Variable Annuity Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of American Enterprise Variable Annuity Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005 by correspondence with the affiliated and unaffiliated mutual fund managers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual financial position of the 177 segregated asset subaccounts of American Enterprise Variable Annuity Account, referred to in Note 1, at December 31, 2005, and the individual results of their operations and the changes in their net assets for the periods indicated therein, in conformity with U.S. generally accepted accounting principles.


                                                  /s/ Ernst & Young LLP


Minneapolis, Minnesota
March 31, 2006

194 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               AIM VI            AIM VI            AIM VI            AIM VI            AIM VI
                                             BASIC VAL,        CAP APPR,         CAP APPR,          CAP DEV,          CAP DEV,
DECEMBER 31, 2005                              SER II            SER I             SER II            SER I             SER II
ASSETS
Investments, at value(1),(2)              $     46,122,136  $     17,237,086  $      1,566,529  $      2,078,055  $      2,653,596
Dividends receivable                               517,269                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                             850               115                --                --                --
Receivable for share redemptions                     9,503            14,968                --             1,337                --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                    46,649,758        17,252,169         1,566,529         2,079,392         2,653,596
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                    53,831            17,892             1,832             2,419             2,760
  Administrative charge                              5,769             2,184               198               262               335
  Contract terminations                              9,503            14,968                --             1,337                --
Payable for investments purchased                  518,407               115                --                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                  587,510            35,159             2,030             4,018             3,095
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                           46,062,248        17,216,922         1,563,783         2,075,374         2,649,972
Net assets applicable to contracts in
  payment period                                        --                --                --                --                --
Net assets applicable to seed money                     --                88               716                --               529
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $     46,062,248  $     17,217,010  $      1,564,499  $      2,075,374  $      2,650,501
==================================================================================================================================
(1) Investment shares                            3,762,001           698,423            64,123           129,152           166,683
(2) Investments, at cost                  $     40,343,377  $     17,065,520  $      1,321,149  $      1,567,047  $      2,099,232
----------------------------------------------------------------------------------------------------------------------------------

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               AIM VI            AIM VI            AIM VI            AIM VI            AIM VI
                                              CORE EQ,        DEMO TRENDS,       INTL GRO,      MID CAP CORE EQ,    PREMIER EQ,
DECEMBER 31, 2005 (CONTINUED)                  SER I             SER I             SER I             SER II            SER I
ASSETS
Investments, at value(1),(2)              $      4,121,397  $        992,369  $      2,582,336  $      8,234,545  $     33,664,058
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                              --                --               479             1,064               391
Receivable for share redemptions                        14                --                --             2,157            31,747
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                     4,121,411           992,369         2,582,815         8,237,766        33,696,196
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                     4,320               932             2,714            10,679            34,431
  Administrative charge                                518               128               326             1,030             4,236
  Contract terminations                                 14                --                --             2,157            31,747
Payable for investments purchased                       --                --               479             1,064               391
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                    4,852             1,060             3,519            14,930            70,805
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                            4,116,358           991,309         2,579,270         8,222,724        33,600,284
Net assets applicable to contracts in
  payment period                                       201                --                26                --            25,107
Net assets applicable to seed money                     --                --                --               112                --
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $      4,116,559  $        991,309  $      2,579,296  $      8,222,836  $     33,625,391
==================================================================================================================================
(1) Investment shares                              175,753           165,671           111,452           609,064         1,508,246
(2) Investments, at cost                  $      4,544,776  $        966,344  $      2,297,411  $      7,847,016  $     39,683,913
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 195

STATEMENTS OF ASSETS AND LIABILITIES

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               AIM VI            AB VPS            AB VPS            AB VPS            AB VPS
                                            PREMIER EQ,       GLOBAL TECH,       GRO & INC,        INTL VAL,        LG CAP GRO,
DECEMBER 31, 2005 (CONTINUED)                  SER II             CL B              CL B              CL B              CL B
ASSETS
Investments, at value(1),(2)              $        349,524  $      6,387,299  $     32,110,434  $     64,452,564  $     14,502,420
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                              --                --                19           286,189                --
Receivable for share redemptions                        22                 7             5,820             5,437             2,554
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                       349,546         6,387,306        32,116,273        64,744,190        14,504,974
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                       336             6,638            30,027            78,774            14,601
  Administrative charge                                 44               802             4,014             7,760             1,832
  Contract terminations                                 22                 7             5,820             5,437             2,554
Payable for investments purchased                       --                --                19           286,189                --
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                      402             7,447            39,880           378,160            18,987
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                              348,796         6,379,791        32,072,240        64,366,030        14,485,875
Net assets applicable to contracts in
  payment period                                        --                --             3,823                --                --
Net assets applicable to seed money                    348                68               330                --               112
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $        349,144  $      6,379,859  $     32,076,393  $     64,366,030  $     14,485,987
==================================================================================================================================
(1) Investment shares                               15,759           408,656         1,302,655         3,406,584           546,436
(2) Investments, at cost                  $        302,159  $      6,853,379  $     27,179,456  $     55,715,330  $     13,747,300
----------------------------------------------------------------------------------------------------------------------------------

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               AB VPS            AB VPS            AC VP             AC VP             AC VP
                                            BAL SHARES,     U.S. GOVT/HI GR,     INC & GRO,     INFLATION PROT,        INTL,
DECEMBER 31, 2005 (CONTINUED)                   CL B              CL B              CL I             CL II             CL II
ASSETS
Investments, at value(1),(2)              $      1,578,266  $      3,695,423  $      1,880,190  $    114,371,332  $         25,673
Dividends receivable                                    --                --                --           347,178                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                              --                --                --           449,424                --
Receivable for share redemptions                        --                 7             9,397            12,698                --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                     1,578,266         3,695,430         1,889,587       115,180,632            25,673
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                     1,443             4,071             1,990           138,324                37
  Administrative charge                                194               456               239            13,541                 3
  Contract terminations                                 --                 7             9,397            12,698                --
Payable for investments purchased                       --                --                --           796,602                --
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                    1,637             4,534            11,626           961,165                40
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                            1,575,702         3,690,896         1,877,961       114,219,467            24,665
Net assets applicable to contracts in
  payment period                                        --                --                --                --                --
Net assets applicable to seed money                    927                --                --                --               968
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $      1,576,629  $      3,690,896  $      1,877,961  $    114,219,467  $         25,633
==================================================================================================================================
(1) Investment shares                               82,849           315,309           250,358        11,147,303             3,123
(2) Investments, at cost                  $      1,436,783  $      3,773,730  $      1,777,866  $    116,094,632  $         19,792
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

196 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               AC VP             AC VP             AC VP             BARON              COL
                                               ULTRA,             VAL,              VAL,           CAP ASSET,       SM CAP VAL,
DECEMBER 31, 2005 (CONTINUED)                  CL II              CL I             CL II              INS             VS CL B
ASSETS
Investments, at value(1),(2)              $     42,013,204  $      1,991,787  $        273,542  $      2,783,232  $        126,036
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                         257,467                 1                --                --                --
Receivable for share redemptions                       447                --                --                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                    42,271,118         1,991,788           273,542         2,783,232           126,036
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                    52,448             2,097               335             3,204               168
  Administrative charge                              5,053               252                33               350                16
  Contract terminations                                447                --                --                --                --
Payable for investments purchased                  257,467                 1                --                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                  315,415             2,350               368             3,554               184
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                           41,955,598         1,989,340           272,503         2,779,678           124,126
Net assets applicable to contracts in
  payment period                                        --                98                --                --                --
Net assets applicable to seed money                    105                --               671                --             1,726
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $     41,955,703  $      1,989,438  $        273,174  $      2,779,678  $        125,852
==================================================================================================================================
(1) Investment shares                            4,067,106           242,901            33,399            99,543             7,077
(2) Investments, at cost                  $     39,783,995  $      1,626,546  $        275,864  $      1,997,403  $        111,738
----------------------------------------------------------------------------------------------------------------------------------

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                                COL               COL               COL                CS             DREY IP
                                             HI YIELD,         HI YIELD,        LG CAP GRO,         MID-CAP        MIDCAP STOCK,
DECEMBER 31, 2005 (CONTINUED)                 VS CL A           VS CL B           VS CL A             GRO               SERV
ASSETS
Investments, at value(1),(2)              $        649,373  $     24,491,229  $      1,164,350  $        358,065  $        124,193
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                              --            78,127                --                --                --
Receivable for share redemptions                        --             6,612                --                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                       649,373        24,575,968         1,164,350           358,065           124,193
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                       578            30,728             1,013               420               141
  Administrative charge                                 80             2,950               146                45                15
  Contract terminations                                 --             6,612                --                --                --
Payable for investments purchased                       --            78,127                --                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                      658           118,417             1,159               465               156
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                              648,715        24,457,551         1,163,191           357,600           122,359
Net assets applicable to contracts in
  payment period                                        --                --                --                --                --
Net assets applicable to seed money                     --                --                --                --             1,678
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $        648,715  $     24,457,551  $      1,163,191  $        357,600  $        124,037
==================================================================================================================================
(1) Investment shares                               66,330         2,501,658            47,044            27,147             6,516
(2) Investments, at cost                  $        617,771  $     24,025,818  $      1,115,867  $        289,797  $        109,913
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 197

STATEMENTS OF ASSETS AND LIABILITIES

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                              DREY IP             DREY            DREY VIF          DREY VIF          DREY VIF
                                             TECH GRO,       SOC RESP GRO,         APPR,          DISC STOCK,        INTL VAL,
DECEMBER 31, 2005 (CONTINUED)                   SERV              INIT              SERV              INIT              SERV
ASSETS
Investments, at value(1),(2)              $     16,971,189  $      2,152,127  $        731,081  $        269,614  $        259,775
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                          80,675                --                --                --                --
Receivable for share redemptions                     1,173                --                --                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                    17,053,037         2,152,127           731,081           269,614           259,775
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                    21,022             2,252               860               280               358
  Administrative charge                              2,066               271                91                34                31
  Contract terminations                              1,173                --                --                --                --
Payable for investments purchased                   80,675                --                --                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                  104,936             2,523               951               314               389
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                           16,947,997         2,149,406           729,199           269,300           258,029
Net assets applicable to contracts in
  payment period                                        --                --                --                --                --
Net assets applicable to seed money                    104               198               931                --             1,357
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $     16,948,101  $      2,149,604  $        730,130  $        269,300  $        259,386
==================================================================================================================================
(1) Investment shares                            1,902,600            82,520            19,802            12,123            14,870
(2) Investments, at cost                  $     15,569,900  $      2,540,605  $        683,320  $        310,969  $        233,417
----------------------------------------------------------------------------------------------------------------------------------

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                              DREY VIF           EG VA             EG VA             EG VA             EG VA
                                            SM CO STOCK,          BAL,           CORE BOND,       FUNDAMENTAL       FUNDAMENTAL
DECEMBER 31, 2005 (CONTINUED)                   INIT              CL 2              CL 2          LG CAP, CL 1      LG CAP, CL 2
ASSETS
Investments, at value(1),(2)              $         14,833  $      2,262,642  $     46,673,709  $      1,837,953  $     19,435,375
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                              --                12            40,151                --                38
Receivable for share redemptions                        --                --                 3                --             1,429
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                        14,833         2,262,654        46,713,863         1,837,953        19,436,842
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                        33             2,398            50,739             1,624            19,271
  Administrative charge                                  4               281             5,650               229             2,435
  Contract terminations                                 --                --                 3                --             1,429
Payable for investments purchased                       --                12            40,151                --                38
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                       37             2,691            96,543             1,853            23,173
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                               14,796         2,259,897        46,617,268         1,836,100        19,413,320
Net assets applicable to contracts in
  payment period                                        --                --                --                --                --
Net assets applicable to seed money                     --                66                52                --               349
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $         14,796  $      2,259,963  $     46,617,320  $      1,836,100  $     19,413,669
==================================================================================================================================
(1) Investment shares                                  681           160,585         4,644,150           102,736         1,090,038
(2) Investments, at cost                  $         13,080  $      2,071,957  $     47,820,733  $      1,569,722  $     16,844,126
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

198 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               EG VA             EG VA             EG VA             EG VA             EG VA
                                                GRO,            HI INC,           INTL EQ,          INTL EQ,           OMEGA,
DECEMBER 31, 2005 (CONTINUED)                   CL 2              CL 2              CL 1              CL 2              CL 1
ASSETS
Investments, at value(1),(2)              $     12,767,446  $     25,586,594  $      2,695,580  $     23,614,201  $      4,271,212
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                          20,783            28,857             4,342            46,040                --
Receivable for share redemptions                        59                 4                90             4,179                --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                    12,788,288        25,615,455         2,700,012        23,664,420         4,271,212
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                    13,852            28,104             2,395            24,453             3,912
  Administrative charge                              1,576             3,093               336             2,906               541
  Contract terminations                                 59                 4                90             4,179                --
Payable for investments purchased                   20,783            28,857             4,342            46,040                --
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                   36,270            60,058             7,163            77,578             4,453
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                           12,751,902        25,555,344         2,692,849        23,586,712         4,264,483
Net assets applicable to contracts in
  payment period                                        --                --                --                --             2,276
Net assets applicable to seed money                    116                53                --               130                --
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $     12,752,018  $     25,555,397  $      2,692,849  $     23,586,842  $      4,266,759
==================================================================================================================================
(1) Investment shares                              875,682         2,498,691           188,370         1,655,975           254,390
(2) Investments, at cost                  $     10,887,096  $     26,730,755  $      2,106,218  $     18,870,961  $      3,749,048
----------------------------------------------------------------------------------------------------------------------------------

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               EG VA             EG VA             EG VA             EG VA             EG VA
                                               OMEGA,         SPECIAL VAL,      SPECIAL VAL,     STRATEGIC INC,    STRATEGIC INC,
DECEMBER 31, 2005 (CONTINUED)                   CL 2              CL 1              CL 2              CL 1              CL 2
ASSETS
Investments, at value(1),(2)              $     28,367,131  $     11,233,336  $     19,636,072  $      6,472,958  $     41,335,936
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                          69,479                --                19            42,249            62,322
Receivable for share redemptions                       414            58,376             1,111                --               299
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                    28,437,024        11,291,712        19,637,202         6,515,207        41,398,557
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                    30,554            10,198            19,922             5,622            45,313
  Administrative charge                              3,492             1,427             2,472               790             4,989
  Contract terminations                                414            58,376             1,111                --               299
Payable for investments purchased                   69,479                --                19            42,249            62,322
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                  103,939            70,001            23,524            48,661           112,923
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                           28,333,032        11,221,711        19,613,492         6,430,650        41,285,580
Net assets applicable to contracts in
  payment period                                        --                --                --            35,896                --
Net assets applicable to seed money                     53                --               186                --                54
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $     28,333,085  $     11,221,711  $     19,613,678  $      6,466,546  $     41,285,634
==================================================================================================================================
(1) Investment shares                            1,701,688           696,425         1,220,390           642,158         4,113,028
(2) Investments, at cost                  $     25,316,595  $      9,143,606  $     16,973,432  $      6,578,764  $     43,629,154
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 199

STATEMENTS OF ASSETS AND LIABILITIES

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                              FID VIP           FID VIP           FID VIP           FID VIP           FID VIP
                                                BAL,              BAL,          CONTRAFUND,       CONTRAFUND,        DYN APPR,
DECEMBER 31, 2005 (CONTINUED)                 SERV CL          SERV CL 2          SERV CL          SERV CL 2         SERV CL 2
ASSETS
Investments, at value(1),(2)              $        548,534  $        289,705  $     19,505,450  $    192,454,199  $      1,621,343
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                             125                --            31,686           710,790               115
Receivable for share redemptions                        --                --             3,143             7,363                --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                       548,659           289,705        19,540,279       193,172,352         1,621,458
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                       500               343            17,349           221,538             1,641
  Administrative charge                                 69                36             2,444            23,389               202
  Contract terminations                                 --                --             3,143             7,363                --
Payable for investments purchased                      125                --            31,686           710,790               115
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                      694               379            54,622           963,080             1,958
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                              547,965           289,261        19,482,523       192,209,272         1,619,376
Net assets applicable to contracts in
  payment period                                        --                --             3,134                --                --
Net assets applicable to seed money                     --                65                --                --               124
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $        547,965  $        289,326  $     19,485,657  $    192,209,272  $      1,619,500
==================================================================================================================================
(1) Investment shares                               37,315            19,816           630,632         6,270,909           188,968
(2) Investments, at cost                  $        490,221  $        267,019  $     13,362,642  $    160,908,770  $      1,196,192
----------------------------------------------------------------------------------------------------------------------------------

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                              FID VIP           FID VIP           FID VIP           FID VIP           FID VIP
                                             GRO & INC,        GRO & INC,           GRO,              GRO,            HI INC,
DECEMBER 31, 2005 (CONTINUED)                 SERV CL          SERV CL 2          SERV CL          SERV CL 2          SERV CL
ASSETS
Investments, at value(1),(2)              $      7,289,381  $        967,593  $        225,232  $      5,544,391  $      3,600,273
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                              19                --                --                --             3,000
Receivable for share redemptions                        10                --                --               546                --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                     7,289,410           967,593           225,232         5,544,937         3,603,273
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                     8,265             1,125               198             5,576             3,181
  Administrative charge                                912               121                28               694               441
  Contract terminations                                 10                --                --               546                --
Payable for investments purchased                       19                --                --                --             3,000
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                    9,206             1,246               226             6,816             6,622
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                            7,280,204           966,211           225,006         5,537,370         3,577,955
Net assets applicable to contracts in
  payment period                                        --                --                --                --            18,696
Net assets applicable to seed money                     --               136                --               751                --
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $      7,280,204  $        966,347  $        225,006  $      5,538,121  $      3,596,651
==================================================================================================================================
(1) Investment shares                              497,229            66,593             6,711           166,548           586,364
(2) Investments, at cost                  $      6,433,317  $        867,869  $        275,693  $      4,930,003  $      3,667,720
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

200 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                              FID VIP           FID VIP           FID VIP           FID VIP           FID VIP
                                              HI INC,          INVEST GR,         MID CAP,          MID CAP,         OVERSEAS,
DECEMBER 31, 2005 (CONTINUED)                SERV CL 2         SERV CL 2          SERV CL          SERV CL 2          SERV CL
ASSETS
Investments, at value(1),(2)              $      1,998,293  $     50,845,671  $     38,571,954  $     62,818,398  $      1,727,705
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                              --           315,537            17,024           150,675                --
Receivable for share redemptions                     1,242             8,766            73,840             1,962                --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                     1,999,535        51,169,974        38,662,818        62,971,035         1,727,705
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                     2,094            62,497            38,285            65,904             1,972
  Administrative charge                                246             5,991             4,860             7,716               214
  Contract terminations                              1,242             8,766            73,840             1,962                --
Payable for investments purchased                       --           315,537            17,024           150,675                --
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                    3,582           392,791           134,009           226,257             2,186
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                            1,995,899        50,777,183        38,488,263        62,744,634         1,725,519
Net assets applicable to contracts in
  payment period                                        --                --            40,546                --                --
Net assets applicable to seed money                     54                --                --               144                --
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $      1,995,953  $     50,777,183  $     38,528,809  $     62,744,778  $      1,725,519
==================================================================================================================================
(1) Investment shares                              328,667         4,045,002         1,103,632         1,811,895            84,196
(2) Investments, at cost                  $      2,070,699  $     50,927,717  $     22,257,475  $     45,343,667  $      1,260,007
----------------------------------------------------------------------------------------------------------------------------------

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                              FID VIP         FTVIPT FRANK      FTVIPT FRANK      FTVIPT FRANK      FTVIPT FRANK
                                             OVERSEAS,          INC SEC,         REAL EST,        RISING DIVD,      SM CAP VAL,
DECEMBER 31, 2005 (CONTINUED)                SERV CL 2            CL 2              CL 2              CL 2              CL 2
ASSETS
Investments, at value(1),(2)              $     34,459,351  $     30,268,280  $     16,309,827  $        699,488  $     12,196,683
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                          10,169             2,809                --                --                27
Receivable for share redemptions                    19,990             8,825               704                --                29
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                    34,489,510        30,279,914        16,310,531           699,488        12,196,739
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                    43,073            33,594            17,654               945            12,119
  Administrative charge                              4,301             3,746             2,045                88             1,522
  Contract terminations                             19,990             8,825               704                --                29
Payable for investments purchased                   10,169             2,809                --                --                27
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                   77,533            48,974            20,403             1,033            13,697
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                           34,411,977        30,230,883        16,290,012           697,890        12,182,959
Net assets applicable to contracts in
 payment period                                         --                --                --                --                --
Net assets applicable to seed money                     --                57               116               565                83
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $     34,411,977  $     30,230,940  $     16,290,128  $        698,455  $     12,183,042
==================================================================================================================================
(1) Investment shares                            1,685,878         1,975,736           508,411            39,209           726,425
(2) Investments, at cost                  $     27,484,947  $     27,727,686  $     11,719,202  $        659,108  $      9,166,473
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 201

STATEMENTS OF ASSETS AND LIABILITIES

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                            FTVIPT FRANK         FTVIPT            FTVIPT            FTVIPT            FTVIPT
                                             SM MID CAP      MUTUAL SHARES     TEMP DEV MKTS        TEMP FOR        TEMP GLOBAL
DECEMBER 31, 2005 (CONTINUED)                GRO, CL 2         SEC, CL 2         SEC, CL 2         SEC, CL 2         INC, CL 2
ASSETS
Investments, at value(1),(2)              $     25,408,806  $    142,729,350  $      1,660,046  $     27,441,065  $     45,242,855
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                              --            15,573                --            21,239           148,967
Receivable for share redemptions                    41,947             1,632               493             3,739             5,857
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                    25,450,753       142,746,555         1,660,539        27,466,043        45,397,679
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                    24,757           143,188             1,478            26,221            54,774
  Administrative charge                              3,199            17,793               205             3,399             5,372
  Contract terminations                             41,947             1,632               493             3,739             5,857
Payable for investments purchased                       --            15,573                --            21,239           148,967
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                   69,903           178,186             2,176            54,598           214,970
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                           25,376,778       142,568,166         1,617,303        27,411,366        45,182,709
Net assets applicable to contracts in
  payment period                                     3,660                --            41,060                --                --
Net assets applicable to seed money                    412               203                --                79                --
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $     25,380,850  $    142,568,369  $      1,658,363  $     27,411,445  $     45,182,709
==================================================================================================================================
(1) Investment shares                            1,247,977         7,855,220           152,298         1,756,790         3,188,362
(2) Investments, at cost                  $     21,460,238  $    112,838,615  $      1,117,828  $     21,543,569  $     46,300,675
----------------------------------------------------------------------------------------------------------------------------------

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               FTVIPT
                                              TEMP GRO           GS VIT            GS VIT            GS VIT            GS VIT
DECEMBER 31, 2005 (CONTINUED)                SEC, CL 2          CAP GRO       STRUCTD U.S. EQ       INTL EQ         MID CAP VAL
ASSETS
Investments, at value(1),(2)              $      2,710,149  $      1,215,419  $     10,529,032  $        816,474  $     63,971,508
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                              --                --                --                --           227,786
Receivable for share redemptions                        53                --             1,339                --               842
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                     2,710,202         1,215,419        10,530,371           816,474        64,200,136
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                     3,298             1,404            10,929               934            75,463
  Administrative charge                                337               152             1,306               101             7,763
  Contract terminations                                 53                --             1,339                --               842
Payable for investments purchased                       --                --                --                --           227,786
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                    3,688             1,556            13,574             1,035           311,854
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                            2,706,153         1,213,863        10,516,712           815,439        63,888,282
Net assets applicable to contracts in
  payment period                                        --                --                --                --                --
Net assets applicable to seed money                    361                --                85                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $      2,706,514  $      1,213,863  $     10,516,797  $        815,439  $     63,888,282
==================================================================================================================================
(1) Investment shares                              196,245           113,803           801,906            67,757         4,119,221
(2) Investments, at cost                  $      2,400,783  $      1,183,961  $      9,049,484  $        671,187  $     61,367,537
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

202 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                                              JANUS ASPEN       JANUS ASPEN       JANUS ASPEN       JANUS ASPEN
                                            JANUS ASPEN       GLOBAL TECH,       INTL GRO,        LG CAP GRO,       MID CAP GRO,
DECEMBER 31, 2005 (CONTINUED)                BAL, INST            SERV              SERV              SERV              SERV
ASSETS
Investments, at value(1),(2)              $      9,376,919  $        819,454  $      3,586,653  $      4,300,999  $      2,238,906
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                              --                --                --                --               125
Receivable for share redemptions                       144                --                --                --               410
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                     9,377,063           819,454         3,586,653         4,300,999         2,239,441
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                     9,826               911             4,143             4,858             2,498
  Administrative charge                              1,179               103               447               541               283
  Contract terminations                                144                --                --                --               410
Payable for investments purchased                       --                --                --                --               125
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                   11,149             1,014             4,590             5,399             3,316
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                            9,365,494           818,440         3,582,063         4,295,600         2,236,125
Net assets applicable to contracts in
  payment period                                       420                --                --                --                --
Net assets applicable to seed money                     --                --                --                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $      9,365,914  $        818,440  $      3,582,063  $      4,295,600  $      2,236,125
==================================================================================================================================
(1) Investment shares                              364,294           206,933           101,980           208,685            78,807
(2) Investments, at cost                  $      8,801,156  $      1,108,501  $      2,327,415  $      5,555,275  $      2,525,009
----------------------------------------------------------------------------------------------------------------------------------

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                            JANUS ASPEN           JPM                                                   COL
                                             WORLD GRO,       U.S. LG CAP          LAZARD            LAZARD         ASSET ALLOC
DECEMBER 31, 2005 (CONTINUED)                   INST            CORE EQ          RETIRE EQ       RETIRE INTL EQ       VS, CL A
ASSETS
Investments, at value(1),(2)              $      3,466,569  $      1,745,838  $        461,355  $        613,664  $        838,699
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                              --                --                --                --                19
Receivable for share redemptions                        31                10                --                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                     3,466,600         1,745,848           461,355           613,664           838,718
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                     3,638             1,969               534               711               752
  Administrative charge                                437               218                57                77               105
  Contract terminations                                 31                10                --                --                --
Payable for investments purchased                       --                --                --                --                19
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                    4,106             2,197               591               788               876
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                            3,455,396         1,743,651           460,764           612,876           837,842
Net assets applicable to contracts in
  payment period                                     7,098                --                --                --                --
Net assets applicable to seed money                     --                --                --                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $      3,462,494  $      1,743,651  $        460,764  $        612,876  $        837,842
==================================================================================================================================
(1) Investment shares                              123,983           128,370            41,865            47,830            54,461
(2) Investments, at cost                  $      4,540,658  $      1,666,366  $        383,162  $        457,900  $        632,049
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 203

STATEMENTS OF ASSETS AND LIABILITIES

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                                COL               COL               MFS               MFS               MFS
                                            FEDERAL SEC        SM CO GRO       INV GRO STOCK,      INV TRUST,        INV TRUST,
DECEMBER 31, 2005 (CONTINUED)                 VS, CL A          VS, CL A          SERV CL           INIT CL           SERV CL
ASSETS
Investments, at value(1),(2)              $      1,820,354  $        251,505  $      5,298,481  $      6,365,927  $        937,012
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                              19                --            31,689                --                --
Receivable for share redemptions                        --                --                --            14,321                --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                     1,820,373           251,505         5,330,170         6,380,248           937,012
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                     1,616               226             4,957             6,647               915
  Administrative charge                                224                32               670               800               117
  Contract terminations                                 --                --                --            14,321                --
Payable for investments purchased                       19                --            31,689                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                    1,859               258            37,316            21,768             1,032
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                            1,818,514           251,247         5,290,797         6,358,336           935,908
Net assets applicable to contracts in
  payment period                                        --                --             1,825                --                --
Net assets applicable to seed money                     --                --               232               144                72
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $      1,818,514  $        251,247  $      5,292,854  $      6,358,480  $        935,980
==================================================================================================================================
(1) Investment shares                              169,968            22,120           545,111           330,012            48,828
(2) Investments, at cost                  $      1,859,553  $        152,426  $      4,929,176  $      5,647,286  $        804,937
----------------------------------------------------------------------------------------------------------------------------------

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                                MFS               MFS               MFS               MFS               MFS
                                              NEW DIS,          NEW DIS,         RESEARCH,       TOTAL RETURN,     TOTAL RETURN,
DECEMBER 31, 2005 (CONTINUED)                 INIT CL           SERV CL           INIT CL           INIT CL           SERV CL
ASSETS
Investments, at value(1),(2)              $      3,130,519  $      5,021,628  $      3,016,661  $        206,987  $     83,634,447
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                              --                --                --                --                --
Receivable for share redemptions                       527                --                --                --             6,423
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                     3,131,046         5,021,628         3,016,661           206,987        83,640,870
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                     3,559             4,736             3,453               178            80,025
  Administrative charge                                394               633               377                25            10,349
  Contract terminations                                527                --                --                --             6,423
Payable for investments purchased                       --                --                --                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                    4,480             5,369             3,830               203            96,797
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                            3,126,562         5,014,153         3,012,831           206,784        83,543,824
Net assets applicable to contracts in
  payment period                                         4             1,818                --                --                --
Net assets applicable to seed money                     --               288                --                --               249
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $      3,126,566  $      5,016,259  $      3,012,831  $        206,784  $     83,544,073
==================================================================================================================================
(1) Investment shares                              200,033           325,024           183,831            10,004         4,079,729
(2) Investments, at cost                  $      2,942,915  $      4,354,368  $      2,888,378  $        188,240  $     76,656,120
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

204 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                                MFS               MFS
                                             UTILITIES,        UTILITIES,          OPCAP             OPCAP             OPCAP
DECEMBER 31, 2005 (CONTINUED)                 INIT CL           SERV CL              EQ             MANAGED            SM CAP
ASSETS
Investments, at value(1),(2)              $     12,620,045  $      3,682,390  $      1,286,404  $      4,572,909  $      2,549,202
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                              --                19                --                --             6,252
Receivable for share redemptions                     1,419                --                68                 2                --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                    12,621,464         3,682,409         1,286,472         4,572,911         2,555,454
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                    13,577             3,734             1,353             4,788             2,667
  Administrative charge                              1,585               461               162               575               320
  Contract terminations                              1,419                --                68                 2                --
Payable for investments purchased                       --                19                --                --             6,252
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                   16,581             4,214             1,583             5,365             9,239
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                           12,604,792         3,677,456         1,284,702         4,562,703         2,546,215
Net assets applicable to contracts in
  payment period                                        --                --               187             4,843                --
Net assets applicable to seed money                     91               739                --                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $     12,604,883  $      3,678,195  $      1,284,889  $      4,567,546  $      2,546,215
==================================================================================================================================
(1) Investment shares                              531,594           156,298            33,518           106,149            81,496
(2) Investments, at cost                  $     10,171,181  $      2,583,755  $      1,170,816  $      4,125,458  $      2,094,621
----------------------------------------------------------------------------------------------------------------------------------

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                                                 OPPEN             OPPEN             OPPEN             OPPEN
                                               OPPEN          CAP APPR VA,       GLOBAL SEC      GLOBAL SEC VA,        HI INC
DECEMBER 31, 2005 (CONTINUED)               CAP APPR VA           SERV               VA               SERV               VA
ASSETS
Investments, at value(1),(2)              $      4,470,005  $     56,144,080  $        308,592  $     14,731,379  $      2,485,332
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                             959           219,775                --               249               209
Receivable for share redemptions                        --               621                --                37                --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                     4,470,964        56,364,476           308,592        14,731,665         2,485,541
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                     4,696            67,554               352            14,842             2,593
  Administrative charge                                563             6,839                42             1,820               311
  Contract terminations                                 --               621                --                37                --
Payable for investments purchased                      959           219,775                --               249               209
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                    6,218           294,789               394            16,948             3,113
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                            4,464,746        56,069,687           308,198        14,714,066         2,482,428
Net assets applicable to contracts in
  payment period                                        --                --                --                --                --
Net assets applicable to seed money                     --                --                --               651                --
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $      4,464,746  $     56,069,687  $        308,198  $     14,714,717  $      2,482,428
==================================================================================================================================
(1) Investment shares                              116,044         1,468,587             9,245           444,251           294,471
(2) Investments, at cost                  $      4,708,373  $     52,009,591  $        266,599  $     11,255,059  $      2,824,429
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 205

STATEMENTS OF ASSETS AND LIABILITIES

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               OPPEN             OPPEN         OPPEN MAIN ST         OPPEN             OPPEN
                                             HI INC VA,         MAIN ST          SM CAP VA,      STRATEGIC BOND    STRATEGIC BOND
DECEMBER 31, 2005 (CONTINUED)                   SERV               VA               SERV               VA             VA, SERV
ASSETS
Investments, at value(1),(2)              $      5,554,524  $        447,113  $      9,343,448  $        400,558  $     99,819,412
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                             147                --               905                --           256,872
Receivable for share redemptions                        --                --               376                --            11,851
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                     5,554,671           447,113         9,344,729           400,558       100,088,135
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                     5,250               465             9,449               412           115,360
  Administrative charge                                686                56             1,175                49            12,024
  Contract terminations                                 --                --               376                --            11,851
Payable for investments purchased                      147                --               905                --           256,872
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                    6,083               521            11,905               461           396,107
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                            5,548,588           446,592         9,332,503           400,097        99,692,028
Net assets applicable to contracts in
  payment period                                        --                --                --                --                --
Net assets applicable to seed money                     --                --               321                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $      5,548,588  $        446,592  $      9,332,824  $        400,097  $     99,692,028
==================================================================================================================================
(1) Investment shares                              662,041            20,519           547,682            78,387        19,233,027
(2) Investments, at cost                  $      5,416,193  $        449,447  $      7,191,797  $        375,750  $     97,407,280
----------------------------------------------------------------------------------------------------------------------------------

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               PUT VT            PUT VT            PUT VT            PUT VT            PUT VT
                                              DIV INC,          DIV INC,         GLOBAL EQ,        GRO & INC,        GRO & INC,
DECEMBER 31, 2005 (CONTINUED)                  CL IA             CL IB             CL IA             CL IA             CL IB
ASSETS
Investments, at value(1),(2)              $      3,782,802  $      2,699,523  $      1,360,707  $      8,148,732  $     13,332,470
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                              72               132                --                --             1,233
Receivable for share redemptions                        --                --            12,349            59,260               297
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                     3,782,874         2,699,655         1,373,056         8,207,992        13,334,000
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                     3,911             2,792             1,441             8,605            12,782
  Administrative charge                                469               335               173             1,033             1,670
  Contract terminations                                 --                --            12,349            59,260               297
Payable for investments purchased                       72               132                --                --             1,233
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                    4,452             3,259            13,963            68,898            15,982
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                            3,768,502         2,696,350         1,358,934         8,137,852        13,317,808
Net assets applicable to contracts in
  payment period                                     9,920                46               159             1,242                --
Net assets applicable to seed money                     --                --                --                --               210
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $      3,778,422  $      2,696,396  $      1,359,093  $      8,139,094  $     13,318,018
==================================================================================================================================
(1) Investment shares                              426,953           308,165           122,146           307,383           505,976
(2) Investments, at cost                  $      4,133,662  $      2,829,164  $      1,911,037  $      7,683,237  $     11,901,014
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

206 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               PUT VT            PUT VT            PUT VT            PUT VT            PUT VT
                                          HEALTH SCIENCES,     HI YIELD,         HI YIELD,            INC,            INTL EQ,
DECEMBER 31, 2005 (CONTINUED)                  CL IB             CL IA             CL IB             CL IB             CL IB
ASSETS
Investments, at value(1),(2)              $      3,046,584  $      1,530,684  $      1,281,388  $        257,927  $     27,082,936
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                              --                11                92                --                --
Receivable for share redemptions                         9                --                --                --             6,665
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                     3,046,593         1,530,695         1,281,480           257,927        27,089,601
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                     3,234             1,598             1,331               296            27,035
  Administrative charge                                377               192               160                32             3,387
  Contract terminations                                  9                --                --                --             6,665
Payable for investments purchased                       --                11                92                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                    3,620             1,801             1,583               328            37,087
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                            3,042,662         1,526,358         1,279,897           257,538        27,045,531
Net assets applicable to contracts in
  payment period                                        --             2,536                --                --             6,599
Net assets applicable to seed money                    311                --                --                61               384
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $      3,042,973  $      1,528,894  $      1,279,897  $        257,599  $     27,052,514
==================================================================================================================================
(1) Investment shares                              229,584           199,308           168,161            20,454         1,665,617
(2) Investments, at cost                  $      2,475,799  $      1,978,498  $      1,509,273  $        258,318  $     22,374,760
----------------------------------------------------------------------------------------------------------------------------------

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               PUT VT            PUT VT            PUT VT            PUT VT            PUT VT
                                          INTL GRO & INC,    INTL NEW OPP,        NEW OPP,         RESEARCH,        SM CAP VAL,
DECEMBER 31, 2005 (CONTINUED)                  CL IB             CL IB             CL IA             CL IB             CL IB
ASSETS
Investments, at value(1),(2)              $         10,387  $      2,329,329  $      4,424,897  $        402,746  $        389,469
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                              --                --               602                --                --
Receivable for share redemptions                        --                --                --                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                        10,387         2,329,329         4,425,499           402,746           389,469
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                        12             2,133             4,657               366               460
  Administrative charge                                  1               290               559                51                46
  Contract terminations                                 --                --                --                --                --
Payable for investments purchased                       --                --               602                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                       13             2,423             5,818               417               506
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                               10,374         2,326,906         4,419,372           401,855           387,540
Net assets applicable to contracts in
  payment period                                        --                --               309                --                --
Net assets applicable to seed money                     --                --                --               474             1,423
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $         10,374  $      2,326,906  $      4,419,681  $        402,329  $        388,963
==================================================================================================================================
(1) Investment shares                                  680           158,890           236,120            33,987            16,985
(2) Investments, at cost                  $          8,601  $      1,709,784  $      4,968,962  $        323,108  $        375,593
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 207

STATEMENTS OF ASSETS AND LIABILITIES

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               PUT VT            PUT VT            PUT VT
                                               VISTA,           VOYAGER,          VOYAGER,           RVS VP            RVS VP
DECEMBER 31, 2005 (CONTINUED)                  CL IB             CL IA             CL IB              BAL            CASH MGMT
ASSETS
Investments, at value(1),(2)              $     13,446,196  $        820,772  $      3,446,578  $     10,164,076  $     28,786,600
Dividends receivable                                    --                --                --                --            86,819
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                              --                --                18                --            76,212
Receivable for share redemptions                    55,814             5,668                --                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                    13,502,010           826,440         3,446,596        10,164,076        28,949,631
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                    13,499               866             3,622            10,592            31,882
  Administrative charge                              1,707               104               435             1,261             3,681
  Contract terminations                             55,814             5,668                --             9,474                --
Payable for investments purchased                       --                --                18                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                   71,020             6,638             4,075            21,327            35,563
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                           13,426,239           819,042         3,442,521        10,132,684        28,855,190
Net assets applicable to contracts in
  payment period                                     3,990               760                --             9,998            57,883
Net assets applicable to seed money                    761                --                --                67               995
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $     13,430,990  $        819,802  $      3,442,521  $     10,142,749  $     28,914,068
==================================================================================================================================
(1) Investment shares                              964,576            28,578           120,721           685,931        28,796,888
(2) Investments, at cost                  $     13,703,625  $      1,205,712  $      5,652,243  $     10,943,967  $     28,786,585
----------------------------------------------------------------------------------------------------------------------------------

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               RVS VP            RVS VP            RVS VP            RVS VP            RVS VP
DECEMBER 31, 2005 (CONTINUED)                 DIV BOND         DIV EQ INC         EMER MKTS            GRO          HI YIELD BOND
ASSETS
Investments, at value(1),(2)              $     38,041,647  $     88,358,247  $     43,354,498  $        848,012  $     28,776,792
Dividends receivable                               124,704                --                --                --           115,699
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                           1,426           639,246           177,926                --            81,031
Receivable for share redemptions                        --                --                --                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                    38,167,777        88,997,493        43,532,424           848,012        28,973,522
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                    39,256            99,466            52,522               934            34,201
  Administrative charge                              4,726            10,305             5,179               105             3,451
  Contract terminations                                828             5,240             8,870                --             2,539
Payable for investments purchased                       --                --                --                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                   44,810           115,011            66,571             1,039            40,191
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                           38,105,597        88,882,417        43,465,777           846,170        28,933,331
Net assets applicable to contracts in
  payment period                                    11,702                --                --                --                --
Net assets applicable to seed money                  5,668                65                76               803                --
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $     38,122,967  $     88,882,482  $     43,465,853  $        846,973  $     28,933,331
==================================================================================================================================
(1) Investment shares                            3,631,386         6,343,722         2,950,567           124,512         4,321,078
(2) Investments, at cost                  $     38,610,153  $     82,624,024  $     35,363,898  $        880,976  $     28,734,418
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

208 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               RVS VP            RVS VP            RVS VP            RVS VP            RVS VP
DECEMBER 31, 2005 (CONTINUED)                  INC OPP          INTL OPP          LG CAP EQ        LG CAP VAL        MID CAP GRO
ASSETS
Investments, at value(1),(2)              $         75,664  $      2,373,306  $     85,688,554  $        117,113  $      6,210,052
Dividends receivable                                   430                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                              --             7,545             6,634                --               481
Receivable for share redemptions                        --                --                --                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                        76,094         2,380,851        85,695,188           117,113         6,210,533
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                       108             2,419           105,771               137             7,598
  Administrative charge                                  9               294            10,561                15               768
  Contract terminations                                 --                --            39,169                --               222
Payable for investments purchased                       --                --                --                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                      117             2,713           155,501               152             8,588
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                               57,839         2,374,062        85,535,555           116,344         6,201,669
Net assets applicable to contracts in
  payment period                                        --             3,038             4,132                --                --
Net assets applicable to seed money                 18,138             1,038                --               617               276
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $         75,977  $      2,378,138  $     85,539,687  $        116,961  $      6,201,945
==================================================================================================================================
(1) Investment shares                                7,426           219,263         3,897,835            10,720           507,355
(2) Investments, at cost                  $         75,954  $      2,724,978  $     80,370,770  $        112,921  $      5,580,683
----------------------------------------------------------------------------------------------------------------------------------

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               RVS VP            RVS VP            RVS VP            RVS VP            RVS VP
DECEMBER 31, 2005 (CONTINUED)                  NEW DIM           S&P 500         SELECT VAL      SHORT DURATION      SM CAP ADV
ASSETS
Investments, at value(1),(2)              $     20,633,718  $     20,177,796  $         18,256  $     41,515,817  $      5,365,388
Dividends receivable                                    --                --                --           111,665                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                           2,674                --                --            20,505                --
Receivable for share redemptions                        --                --                --                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                    20,636,392        20,177,796            18,256        41,647,987         5,365,388
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                    20,532            18,998                21            43,411             5,607
  Administrative charge                              2,547             2,486                 2             5,106               662
  Contract terminations                              1,070            25,899                --               288                --
Payable for investments purchased                       --                --                --                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                   24,149            47,383                23            48,805             6,269
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                           20,592,334        20,096,621            17,179        41,597,699         5,359,043
Net assets applicable to contracts in
  payment period                                    19,124            33,564                --                --                --
Net assets applicable to seed money                    785               228             1,054             1,483                76
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $     20,612,243  $     20,130,413  $         18,233  $     41,599,182  $      5,359,119
==================================================================================================================================
(1) Investment shares                            1,307,380         2,379,605             1,652         4,096,679           401,594
(2) Investments, at cost                  $     20,961,621  $     17,468,340  $         18,070  $     42,502,370  $      4,740,086
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 209

STATEMENTS OF ASSETS AND LIABILITIES

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               RVS VP            RVS VP             ROYCE             ROYCE            STI CVT
DECEMBER 31, 2005 (CONTINUED)                SM CAP VAL       STRATEGY AGGR       MICRO-CAP          SM-CAP           CAP APPR
ASSETS
Investments, at value(1),(2)              $     70,106,413  $      3,619,281  $      4,500,029  $      3,745,008  $      4,848,734
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                         291,714                --                --                --             5,332
Receivable for share redemptions                        --                --                74             1,071               154
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                    70,398,127         3,619,281         4,500,103         3,746,079         4,854,220
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                    85,009             3,747             5,180             4,252             4,924
  Administrative charge                              8,379               450               564               469               597
  Contract terminations                              1,555             1,286                74             1,071               154
Payable for investments purchased                       --                --                --                --             5,332
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                   94,943             5,483             5,818             5,792            11,007
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                           70,303,184         3,611,189         4,494,285         3,740,287         4,843,128
Net assets applicable to contracts in
  payment period                                        --             2,609                --                --                --
Net assets applicable to seed money                     --                --                --                --                85
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $     70,303,184  $      3,613,798  $      4,494,285  $      3,740,287  $      4,843,213
==================================================================================================================================
(1) Investment shares                            5,076,799           414,666           357,998           387,281           298,384
(2) Investments, at cost                  $     69,629,001  $      5,473,173  $      3,524,180  $      2,770,574  $      4,649,493
----------------------------------------------------------------------------------------------------------------------------------

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                                                                   STI CVT           STI CVT
                                               STI CVT           STI CVT           LG CAP            LG CAP            STI CVT
DECEMBER 31, 2005 (CONTINUED)                  INTL EQ       INVEST GR BOND     RELATIVE VAL         VAL EQ          MID-CAP EQ
ASSETS
Investments, at value(1),(2)              $        143,158  $        545,998  $        681,479  $        667,505  $        214,754
Dividends receivable                                    --             1,988                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                              --                --                --                --                45
Receivable for share redemptions                        --                --               600                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                       143,158           547,986           682,079           667,505           214,799
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                       139               599               705               726               212
  Administrative charge                                 18                67                85                83                26
  Contract terminations                                 --                --               600                --                --
Payable for investments purchased                       --             1,912                --                --                45
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                      157             2,578             1,390               809               283
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                              142,153           540,171           680,374           666,523           213,990
Net assets applicable to contracts in
  payment period                                        --                --                --                --                --
Net assets applicable to seed money                    848             5,237               315               173               526
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $        143,001  $        545,408  $        680,689  $        666,696  $        214,516
==================================================================================================================================
(1) Investment shares                               11,744            53,740            55,091            45,657            15,896
(2) Investments, at cost                  $        122,399  $        551,860  $        558,854  $        564,150  $        160,689
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

210 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               STI CVT                            VANK LIT          VANK LIT          VANK UIF
                                               SM CAP                             COMSTOCK,        GRO & INC,      U.S. REAL EST,
DECEMBER 31, 2005 (CONTINUED)                  VAL EQ         THIRD AVE VAL         CL II             CL II             CL I
ASSETS
Investments, at value(1),(2)              $      4,060,459  $      5,975,018  $    162,550,846  $      5,786,831  $      2,273,064
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                           2,312               255           708,318                --                --
Receivable for share redemptions                        56             1,095             7,272                --                16
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                     4,062,827         5,976,368       163,266,436         5,786,831         2,273,080
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                     4,192             6,952           194,781             5,590             2,261
  Administrative charge                                505               751            19,511               722               284
  Contract terminations                                 56             1,095             7,272                --                16
Payable for investments purchased                    2,312               255           708,318                --                --
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                    7,065             9,053           929,882             6,312             2,561
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                            4,055,566         5,967,315       162,336,554         5,780,519         2,270,343
Net assets applicable to contracts in
  payment period                                        --                --                --                --                --
Net assets applicable to seed money                    196                --                --                --               176
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $      4,055,762  $      5,967,315  $    162,336,554  $      5,780,519  $      2,270,519
==================================================================================================================================
(1) Investment shares                              222,613           217,987        11,908,487           282,836            98,486
(2) Investments, at cost                  $      3,769,677  $      4,291,154  $    153,775,491  $      4,751,924  $      1,618,851
----------------------------------------------------------------------------------------------------------------------------------

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                              VANK UIF                                                                WF ADV VT
                                           U.S. REAL EST,        WANGER            WANGER           WF ADV VT        C&B LG CAP
DECEMBER 31, 2005 (CONTINUED)                   CL II          INTL SM CAP       U.S. SM CO        ASSET ALLOC           VAL
ASSETS
Investments, at value(1),(2)              $      4,468,264  $     36,891,413  $     38,761,179  $     31,883,836  $      4,515,611
Dividends receivable                                    --                --                --                --                --
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                           3,549           175,903           178,110            15,838                --
Receivable for share redemptions                     1,803               654             1,208            75,256                --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                     4,473,616        37,067,970        38,940,497        31,974,930         4,515,611
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                     5,676            45,615            47,533            33,484             4,785
  Administrative charge                                553             4,424             4,675             3,987               566
  Contract terminations                              1,803               654             1,208            75,256                --
Payable for investments purchased                    3,549           175,903           178,110            15,838                --
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                   11,581           226,596           231,526           128,565             5,351
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                            4,462,035        36,841,265        38,708,971        31,834,551         4,509,439
Net assets applicable to contracts in
  payment period                                        --                --                --            11,197                63
Net assets applicable to seed money                     --               109                --               617               758
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $      4,462,035  $     36,841,374  $     38,708,971  $     31,846,365  $      4,510,260
==================================================================================================================================
(1) Investment shares                              194,950         1,204,421         1,110,636         2,443,206           483,470
(2) Investments, at cost                  $      3,816,948  $     30,766,833  $     34,184,242  $     31,081,004  $      4,099,067
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 211

STATEMENTS OF ASSETS AND LIABILITIES

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                              WF ADV VT         WF ADV VT         WF ADV VT         WF ADV VT         WF ADV VT
DECEMBER 31, 2005 (CONTINUED)                  EQ INC           INTL CORE        LG CO CORE         LG CO GRO         MONEY MKT
ASSETS
Investments, at value(1),(2)              $     24,894,157  $      2,932,574  $      2,145,778  $     53,016,655  $     11,269,681
Dividends receivable                                    --                --                --                --            39,160
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                           4,356                --                --            94,536                37
Receivable for share redemptions                        26                 8                --            26,683             1,478
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                    24,898,539         2,932,582         2,145,778        53,137,874        11,310,356
==================================================================================================================================

LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                    28,441             3,054             2,237            58,653            12,808
  Administrative charge                              3,113               361               269             6,487             1,425
  Contract terminations                                 26                 8                --            26,683             1,478
Payable for investments purchased                    4,356                --                --            94,536            33,835
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                   35,936             3,423             2,506           186,359            49,546
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                           24,862,491         2,928,433         2,142,642        52,951,345        11,201,447
Net assets applicable to contracts in
  payment period                                        --                --                --               116            52,345
Net assets applicable to seed money                    112               726               630                54             7,018
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                          $     24,862,603  $      2,929,159  $      2,143,272  $     52,951,515  $     11,260,810
==================================================================================================================================
(1) Investment shares                            1,467,816           338,634           158,010         5,658,128        11,269,681
(2) Investments, at cost                  $     22,441,771  $      2,540,419  $      2,264,027  $     54,635,150  $     11,269,681
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                   SEGREGATED ASSET SUBACCOUNTS
                                                                                                ----------------------------------
                                                                                                                      WF ADV VT
                                                                                                    WF ADV VT       TOTAL RETURN
DECEMBER 31, 2005 (CONTINUED)                                                                      SM CAP GRO           BOND
ASSETS
Investments, at value(1),(2)                                                                    $      5,936,407  $     26,211,600
Dividends receivable                                                                                          --            88,543
Accounts receivable from American
  Enterprise Life for contract purchase
  payments                                                                                                    --            15,470
Receivable for share redemptions                                                                               5             3,354
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                           5,936,412        26,318,967
==================================================================================================================================
LIABILITIES
Payable to American Enterprise Life for:
  Mortality and expense risk fee                                                                           6,240            30,270
  Administrative charge                                                                                      743             3,145
  Contract terminations                                                                                        5             3,354
Payable for investments purchased                                                                             --            98,625
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                          6,988           135,394
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in
  accumulation period                                                                                  5,928,685        26,182,049
Net assets applicable to contracts in
  payment period                                                                                              --                --
Net assets applicable to seed money                                                                          739             1,524
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                                                                                $      5,929,424  $     26,183,573
==================================================================================================================================
(1) Investment shares                                                                                    711,799         2,658,377
(2) Investments, at cost                                                                        $      6,990,409  $     26,793,811
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

212 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               AIM VI            AIM VI            AIM VI            AIM VI            AIM VI
                                             BASIC VAL,        CAP APPR,         CAP APPR,          CAP DEV,          CAP DEV,
YEAR ENDED DECEMBER 31, 2005                   SER II            SER I             SER II             SER I            SER II
INVESTMENT INCOME
Dividend income                           $           (288) $         10,589  $             --  $             --  $             --
Variable account expenses                          639,153           243,478            22,738            34,227            34,868
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                   (639,441)         (232,889)          (22,738)          (34,227)          (34,868)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                            2,806,646         4,057,912           154,103           629,945           254,396
  Cost of investments sold                       2,499,985         4,334,130           139,775           513,577           212,716
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of
investments                                        306,661          (276,218)           14,328           116,368            41,680
Distributions from capital gains                   517,557                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                      1,756,682         1,652,252           114,549            73,473           192,860
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                   2,580,900         1,376,034           128,877           189,841           234,540
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $      1,941,459  $      1,143,145  $        106,139  $        155,614  $        199,672
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               AIM VI            AIM VI            AIM VI            AIM VI            AIM VI
                                              CORE EQ,        DEMO TRENDS,       INTL GRO,      MID CAP CORE EQ,    PREMIER EQ,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)       SER I             SER I             SER I             SER II            SER I
INVESTMENT INCOME
Dividend income                           $         61,603  $             --  $         15,977  $         23,406  $        280,761
Variable account expenses                           62,622            12,858            35,801           122,517           479,550
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                     (1,019)          (12,858)          (19,824)          (99,111)         (198,789)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                            1,166,038           289,208           697,415           510,527         6,248,062
  Cost of investments sold                       1,330,899           283,839           702,298           486,545         7,704,680
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                    (164,861)            5,369            (4,883)           23,982        (1,456,618)
Distributions from capital gains                        --                --                --           254,593                --
Net change in unrealized appreciation
or depreciation of investments                     316,027            53,437           402,556           281,630         3,026,996
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                     151,166            58,806           397,673           560,205         1,570,378
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $        150,147  $         45,948  $        377,849  $        461,094  $      1,371,589
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                                AIM VI           AB VPS            AB VPS            AB VPS            AB VPS
                                             PREMIER EQ,      GLOBAL TECH,       GRO & INC,        INTL VAL,        LG CAP GRO,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)       SER II            CL B               CL B              CL B              CL B
INVESTMENT INCOME
Dividend income                           $          2,161  $             --  $        399,011  $        159,599  $             --
Variable account expenses                            4,450            84,890           400,194           610,862           177,364
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                     (2,289)          (84,890)           (1,183)         (451,263)         (177,364)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales
of investments:
  Proceeds from sales                               24,909           947,135         3,262,662         1,281,454         1,501,771
  Cost of investments sold                          22,513         1,089,906         2,828,101         1,151,927         1,599,186
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of
investments                                          2,396          (142,771)          434,561           129,527           (97,415)
Distributions from capital gains                        --                --                --           519,625                --
Net change in unrealized appreciation
or depreciation of investments                      13,339           332,366           587,706         6,649,093         1,958,544
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                      15,735           189,595         1,022,267         7,298,245         1,861,129
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $         13,446  $        104,705  $      1,021,084  $      6,846,982  $      1,683,765
==================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 213

STATEMENTS OF OPERATIONS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               AB VPS            AB VPS            AC VP             AC VP             AC VP
                                            BAL SHARES,     U.S. GOVT/HI GR,     INC & GRO,     INFLATION PROT,        INTL,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)        CL B              CL B              CL I             CL II             CL II
INVESTMENT INCOME
Dividend income                           $         34,463  $        107,185  $         37,887  $      3,373,425  $            234
Variable account expenses                           18,646            57,364            27,133         1,191,997               423
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                     15,817            49,821            10,754         2,181,428              (189)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                              131,361           642,148           335,317         1,624,042               400
  Cost of investments sold                         122,328           652,492           326,067         1,626,344               342
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of
investments                                          9,033           (10,344)            9,250            (2,302)               58
Distributions from capital gains                        --           110,628                --            25,475                --
Net change in unrealized appreciation
or depreciation of investments                      10,384          (140,385)           39,881        (2,155,659)            2,691
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                      19,417           (40,101)           49,131        (2,132,486)            2,749
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $         35,234  $          9,720  $         59,885  $         48,942  $          2,560
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               AC VP             AC VP             AC VP             BARON              COL
                                               ULTRA,             VAL,              VAL,           CAP ASSET,       SM CAP VAL,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)       CL II              CL I             CL II              INS             VS CL B
INVESTMENT INCOME
Dividend income                           $             --  $         17,610  $          1,772  $             --  $             --
Variable account expenses                          423,342            28,430             4,091            43,377             2,020
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                   (423,342)          (10,820)           (2,319)          (43,377)           (2,020)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                              862,182           302,066            44,980           511,251            40,716
  Cost of investments sold                         833,393           249,257            46,318           368,109            37,511
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of
investments                                         28,789            52,809            (1,338)          143,142             3,205
Distributions from capital gains                        --           203,749            24,843                --               263
Net change in unrealized appreciation
or depreciation of investments                   1,402,877          (174,159)          (12,158)          (44,027)            3,390
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                   1,431,666            82,399            11,347            99,115             6,858
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $      1,008,324  $         71,579  $          9,028  $         55,738  $          4,838
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                                COL               COL               COL               CS             DREY IP
                                             HI YIELD,         HI YIELD,        LG CAP GRO,         MID-CAP        MIDCAP STOCK,
PERIOD ENDED DECEMBER 31, 2005 (CONTINUED)    VS CL A           VS CL B          VS CL A(1)           GRO              SERV
INVESTMENT INCOME
Dividend income                           $             --  $             --  $          6,809  $             --  $             --
Variable account expenses                            9,299           293,874            11,314             5,520             1,610
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                     (9,299)         (293,874)           (4,505)           (5,520)           (1,610)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales
of investments:
  Proceeds from sales                              174,665           945,112            83,583            34,644            17,494
  Cost of investments sold                         168,282           942,042            84,307            29,630            16,736
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                       6,383             3,070              (724)            5,014               758
Distributions from capital gains                        --                --                --                --               401
Net change in unrealized appreciation
or depreciation of investments                      11,584           514,294            48,483            18,665            10,860
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                      17,967           517,364            47,759            23,679            12,019
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $          8,668  $        223,490  $         43,254  $         18,159  $         10,409
==================================================================================================================================

See accompanying notes to financial statements.

214 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               DREY IP            DREY           DREY VIF           DREY VIF          DREY VIF
                                              TECH GRO,       SOC RESP GRO,        APPR,           DISC STOCK,        INTL VAL,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)        SERV              INIT             SERV               INIT              SERV
INVESTMENT INCOME
Dividend income                           $             --  $             --  $             --  $             --  $             --
Variable account expenses                          172,787            31,413            10,967             4,452             3,845
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                   (172,787)          (31,413)          (10,967)           (4,452)           (3,845)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                              367,403           417,927            38,133           116,333             6,505
  Cost of investments sold                         349,535           534,376            37,235           140,743             6,335
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of
investments                                         17,868          (116,449)              898           (24,410)              170
Distributions from capital gains                        --                --                --                --             2,703
Net change in unrealized appreciation
or depreciation of investments                     988,549           188,758            27,995            41,792            23,553
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                   1,006,417            72,309            28,893            17,382            26,426
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $        833,630  $         40,896  $         17,926  $         12,930  $         22,581
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                              DREY VIF            EG VA             EG VA             EG VA             EG VA
                                            SM CO STOCK,           BAL,           CORE BOND,       FUNDAMENTAL       FUNDAMENTAL
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)        INIT               CL 2             CL 2          LG CAP, CL 1      LG CAP, CL 2
INVESTMENT INCOME
Dividend income                           $             --  $         46,516  $      1,479,465  $         16,692  $        135,353
Variable account expenses                              448            32,006           541,455            18,835           226,991
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                       (448)           14,510           938,010            (2,143)          (91,638)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales
of investments:
  Proceeds from sales                               19,900           437,241         2,293,925           361,178         1,780,333
  Cost of investments sold                          17,421           403,217         2,297,569           320,211         1,591,304
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                       2,479            34,024            (3,644)           40,967           189,029
Distributions from capital gains                     1,580                --            10,480                --                --
Net change in unrealized appreciation
or depreciation of investments                      (3,444)           31,790          (708,751)          125,553         1,577,711
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                         615            65,814          (701,915)          166,520         1,766,740
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $            167  $         80,324  $        236,095  $        164,377  $      1,675,102
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                                EG VA             EG VA             EG VA             EG VA             EG VA
                                                 GRO,            HI INC,          INTL EQ,          INTL EQ,           OMEGA,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)        CL 2              CL 2              CL 1              CL 2              CL 1
INVESTMENT INCOME
Dividend income                           $             --  $      1,420,105  $         58,300  $        456,050  $          9,035
Variable account expenses                          132,029           293,050            27,654           241,506            54,742
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                   (132,029)        1,127,055            30,646           214,544           (45,707)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales
of investments:
  Proceeds from sales                            1,097,296         2,006,540           333,100         1,984,410           953,600
  Cost of investments sold                         933,135         2,011,859           270,144         1,620,065           893,270
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                     164,161            (5,319)           62,956           364,345            60,330
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation
or depreciation of investments                   1,071,790        (1,121,225)          246,913         2,102,360            71,273
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                   1,235,951        (1,126,544)          309,869         2,466,705           131,603
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $      1,103,922  $            511  $        340,515  $      2,681,249  $         85,896
==================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 215

STATEMENTS OF OPERATIONS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                                EG VA             EG VA             EG VA             EG VA             EG VA
                                                OMEGA,        SPECIAL VAL,       SPECIAL VAL,    STRATEGIC INC,    STRATEGIC INC,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)         CL 2             CL 1              CL 2              CL 1              CL 2
INVESTMENT INCOME
Dividend income                           $          5,137  $        109,073  $        143,131  $        321,925  $      1,939,707
Variable account expenses                          313,394           130,994           249,885            70,466           486,824
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                   (308,257)          (21,921)         (106,754)          251,459         1,452,883
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                            1,807,477         1,138,011         1,960,607           899,413         1,936,724
  Cost of investments sold                       1,638,499           875,499         1,601,852           862,814         1,939,137
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                     168,978           262,512           358,755            36,599            (2,413)
Distributions from capital gains                        --         1,130,327         1,957,402            53,641           345,582
Net change in unrealized appreciation
or depreciation of investments                     965,262          (403,319)         (597,085)         (449,090)       (2,556,005)
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                   1,134,240           989,520         1,719,072          (358,850)       (2,212,836)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $        825,983  $        967,599  $      1,612,318  $       (107,391) $       (759,953)
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               FID VIP           FID VIP            FID VIP           FID VIP           FID VIP
                                                 BAL,              BAL,           CONTRAFUND,       CONTRAFUND,        DYN APPR,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)       SERV CL          SERV CL 2           SERV CL          SERV CL 2         SERV CL 2
INVESTMENT INCOME
Dividend income                           $         13,297  $          7,289  $         35,193  $        113,729  $             --
Variable account expenses                            6,642             4,630           215,404         1,939,979            20,080
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                      6,655             2,659          (180,211)       (1,826,250)          (20,080)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales
of investments:
  Proceeds from sales                               37,556            50,306         2,145,579         5,354,325           125,190
  Cost of investments sold                          35,415            48,662         1,630,544         4,548,963           107,755
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                       2,141             1,644           515,035           805,362            17,435
Distributions from capital gains                       380               218             3,199            16,247                --
Net change in unrealized appreciation
or depreciation of investments                      13,656             7,121         2,222,339        20,991,097           261,032
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                      16,177             8,983         2,740,573        21,812,706           278,467
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $         22,832  $         11,642  $      2,560,362  $     19,986,456  $        258,387
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                              FID VIP           FID VIP           FID VIP           FID VIP           FID VIP
                                             GRO & INC,        GRO & INC,           GRO,              GRO,            HI INC,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)      SERV CL          SERV CL 2          SERV CL          SERV CL 2          SERV CL
INVESTMENT INCOME
Dividend income                           $        101,772  $         12,031  $            805  $         15,254  $        581,297
Variable account expenses                          106,504            14,138             2,578            73,369            49,010
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                     (4,732)           (2,107)           (1,773)          (58,115)          532,287
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales
of investments:
  Proceeds from sales                              850,786            44,843            10,961           713,838         1,157,959
  Cost of investments sold                         805,451            42,234            15,301           681,876         1,113,059
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                      45,335             2,609            (4,340)           31,962            44,900
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation
or depreciation of investments                     366,827            52,873            15,536           238,419          (542,204)
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                     412,162            55,482            11,196           270,381          (497,304)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $        407,430  $         53,375  $          9,423  $        212,266  $         34,983
==================================================================================================================================

See accompanying notes to financial statements.

216 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                              FID VIP           FID VIP           FID VIP           FID VIP           FID VIP
                                              HI INC,          INVEST GR,         MID CAP,          MID CAP,         OVERSEAS,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)     SERV CL 2         SERV CL 2          SERV CL          SERV CL 2          SERV CL
INVESTMENT INCOME
Dividend income                           $        323,129  $        537,552  $        605,413  $        688,177  $          8,909
Variable account expenses                           31,288           504,621           487,881           660,305            23,537
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                    291,841            32,931           117,532            27,872           (14,628)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales
of investments:
  Proceeds from sales                              554,089         1,305,096         4,877,756         4,272,680           230,262
  Cost of investments sold                         551,954         1,320,798         3,094,410         3,131,311           202,150
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                       2,135           (15,702)        1,783,346         1,141,369            28,112
Distributions from capital gains                        --           338,891                --                --             8,019
Net change in unrealized appreciation
or depreciation of investments                    (284,452)         (290,646)        3,748,858         6,593,576           227,751
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                    (282,317)           32,543         5,532,204         7,734,945           263,882
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $          9,524  $         65,474  $      5,649,736  $      7,762,817  $        249,254
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                              FID VIP         FTVIPT FRANK      FTVIPT FRANK      FTVIPT FRANK      FTVIPT FRANK
                                             OVERSEAS,          INC SEC,         REAL EST,        RISING DIVD,      SM CAP VAL,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)     SERV CL 2            CL 2              CL 2              CL 2              CL 2
INVESTMENT INCOME
Dividend income                           $        101,069  $      1,024,426  $        215,739  $          5,706  $         81,866
Variable account expenses                          448,794           432,577           222,810            10,363           149,560
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                   (347,725)          591,849            (7,071)           (4,657)          (67,694)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales
of investments:
  Proceeds from sales                            2,923,158         3,988,832         2,584,548           124,469         1,179,176
  Cost of investments sold                       2,589,302         3,617,442         1,909,058           120,481           910,254
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of
investments                                        333,856           371,390           675,490             3,988           268,922
Distributions from capital gains                   101,069            88,911           927,966             3,891            66,221
Net change in unrealized appreciation
or depreciation of investments                   5,129,979          (999,831)          169,750            15,958           525,596
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                   5,564,904          (539,530)        1,773,206            23,837           860,739
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $      5,217,179  $         52,319  $      1,766,135  $         19,180  $        793,045
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                            FTVIPT FRANK         FTVIPT            FTVIPT            FTVIPT            FTVIPT
                                             SM MID CAP      MUTUAL SHARES     TEMP DEV MKTS        TEMP FOR        TEMP GLOBAL
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)     GRO, CL 2            CL 2            SEC, CL 2         SEC, CL 2        INC, CL 2
INVESTMENT INCOME
Dividend income                           $             --  $      1,225,707  $         15,205  $        289,613  $      1,711,205
Variable account expenses                          328,836         1,862,907            15,022           324,475           477,842
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                   (328,836)         (637,200)              183           (34,862)        1,233,363
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales
of investments:
  Proceeds from sales                            3,483,042        12,712,326           257,416         2,278,967           945,107
  Cost of investments sold                       3,123,823        10,596,577           181,685         1,878,729           960,962
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                     359,219         2,115,749            75,731           400,238           (15,855)
Distributions from capital gains                        --           459,138                --                --                --
Net change in unrealized appreciation
or depreciation of investments                     785,163        10,128,813           225,299         1,816,402        (2,197,387)
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                   1,144,382        12,703,700           301,030         2,216,640        (2,213,242)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $        815,546  $     12,066,500  $        301,213  $      2,181,778  $        979,879)
==================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 217

STATEMENTS OF OPERATIONS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               FTVIPT
                                              TEMP GRO           GS VIT            GS VIT            GS VIT            GS VIT
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)     SEC, CL 2          CAP GRO       STRUCTD U.S. EQ       INTL EQ         MID CAP VAL
INVESTMENT INCOME
Dividend income                           $         26,364  $          1,799  $         77,714  $          2,376  $        338,801
Variable account expenses                           35,997            19,287           136,821            11,056           702,255
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                     (9,633)          (17,488)          (59,107)           (8,680)         (363,454)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                              299,950           201,324           991,649            67,384         1,983,512
  Cost of investments sold                         280,637           203,973           903,166            59,739         1,657,356
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                      19,313            (2,649)           88,483             7,645           326,156
Distributions from capital gains                        --                --                --                --         5,682,799
Net change in unrealized appreciation
or depreciation of investments                     175,919            33,537           456,069            87,200          (788,686)
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                     195,232            30,888           544,552            94,845         5,220,269
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $        185,599  $         13,400  $        485,445  $         86,165  $      4,856,815
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                                              JANUS ASPEN       JANUS ASPEN       JANUS ASPEN       JANUS ASPEN
                                            JANUS ASPEN       GLOBAL TECH,       INTL GRO,        LG CAP GRO,       MID CAP GRO,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)     BAL, INST            SERV              SERV              SERV              SERV
INVESTMENT INCOME
Dividend income                           $        216,898  $             --  $         32,919  $          5,531  $             --
Variable account expenses                          137,135            11,133            47,546            65,641            33,326
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                     79,763           (11,133)          (14,627)          (60,110)          (33,326)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                            2,031,049           210,706           438,403           607,129           488,780
  Cost of investments sold                       1,988,764           303,275           337,019           796,785           627,829
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                      42,285           (92,569)          101,384          (189,656)         (139,049)
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation
or depreciation of investments                     466,229           170,086           746,065           347,199           379,255
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                     508,514            77,517           847,449           157,543           240,206
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $        588,277  $         66,384  $        832,822  $         97,433  $        206,880
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                            JANUS ASPEN           JPM                                                  COL
                                             WORLD GRO,       U.S. LG CAP          LAZARD            LAZARD         ASSET ALLOC
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)        INST            CORE EQ          RETIRE EQ       RETIRE INTL EQ       VS, CL A
INVESTMENT INCOME
Dividend income                           $         48,690  $         21,070  $          3,417  $          5,249  $         20,776
Variable account expenses                           51,061            25,907             7,113             8,612            10,113
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                     (2,371)           (4,837)           (3,696)           (3,363)           10,663
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                              867,917           233,065            46,845            41,034            58,322
  Cost of investments sold                       1,201,730           228,755            39,518            32,381            45,710
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                    (333,813)            4,310             7,327             8,653            12,612
Distributions from capital gains                        --                --                --             7,993                --
Net change in unrealized appreciation
or depreciation of investments                     472,231               396             4,032            35,886            18,743
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                     138,418             4,706            11,359            52,532            31,355
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $        136,047  $           (131) $          7,663  $         49,169  $         42,018
==================================================================================================================================

See accompanying notes to financial statements.

218 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                                COL               COL               MFS               MFS               MFS
                                            FEDERAL SEC        SM CO GRO       INV GRO STOCK,      INV TRUST,        INV TRUST,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)      VS, CL A          VS, CL A          SERV CL           INIT CL           SERV CL
INVESTMENT INCOME
Dividend income                           $        100,487  $             --  $          8,223  $         34,637  $          2,802
Variable account expenses                           22,688             2,978            69,916            87,431            11,820
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                     77,799            (2,978)          (61,693)          (52,794)           (9,018)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales
of investments:
  Proceeds from sales                              181,647            17,949         1,203,943           705,218            46,636
  Cost of investments sold                         183,827            11,562         1,147,934           660,461            42,311
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                      (2,180)            6,387            56,009            44,757             4,325
Distributions from capital gains                     5,848                --                --                --                --
Net change in unrealized appreciation
or depreciation of investments                     (56,913)              105           170,101           360,590            55,026
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                     (53,245)            6,492           226,110           405,347            59,351
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $         24,554  $          3,514  $        164,417  $        352,553  $         50,333
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                                MFS               MFS               MFS               MFS               MFS
                                              NEW DIS,          NEW DIS,         RESEARCH,       TOTAL RETURN,     TOTAL RETURN,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)      INIT CL           SERV CL           INIT CL           INIT CL           SERV CL
INVESTMENT INCOME
Dividend income                           $             --  $             --  $         15,071  $          3,760  $      1,522,595
Variable account expenses                           48,206            61,199            49,937             2,283         1,077,858
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                    (48,206)          (61,199)          (34,866)            1,477           444,737
==================================================================================================================================

REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales
of investments:
  Proceeds from sales                              610,469           710,921         1,265,299             5,889         7,325,284
  Cost of investments sold                         600,283           673,150         1,337,789             5,351         6,698,437
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                      10,186            37,771           (72,490)              538           626,847
Distributions from capital gains                        --                --                --             7,372         3,274,284
Net change in unrealized appreciation
or depreciation of investments                     141,505           179,064           249,378            (6,504)       (3,299,795)
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                     151,691           216,835           176,888             1,406           601,336
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $        103,485  $        155,636  $        142,022  $          2,883  $      1,046,073
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                                MFS               MFS
                                             UTILITIES,        UTILITIES,          OPCAP             OPCAP             OPCAP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)      INIT CL           SERV CL              EQ             MANAGED            SM CAP
INVESTMENT INCOME
Dividend income                           $         76,173  $         15,894  $          6,081  $         66,939  $             --
Variable account expenses                          180,658            45,883            19,211            71,101            36,881
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                   (104,485)          (29,989)          (13,130)           (4,162)          (36,881)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales
of investments:
  Proceeds from sales                            2,305,960           378,316           330,921         1,723,967           517,901
  Cost of investments sold                       2,013,263           279,745           316,863         1,609,938           446,962
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                     292,697            98,571            14,058           114,029            70,939
Distributions from capital gains                        --                --                --           180,917           382,126
Net change in unrealized appreciation
or depreciation of investments                   1,575,004           402,865            70,129          (119,500)         (482,244)
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                   1,867,701           501,436            84,187           175,446           (29,179)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $      1,763,216  $        471,447  $         71,057  $        171,284  $        (66,060)
==================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 219

STATEMENTS OF OPERATIONS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                                                  OPPEN             OPPEN             OPPEN            OPPEN
                                                OPPEN         CAP APPR VA,       GLOBAL SEC      GLOBAL SEC VA,        HI INC
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)    CAP APPR VA           SERV               VA               SERV               VA
INVESTMENT INCOME
Dividend income                           $         45,974  $        202,976  $          3,542  $        102,994  $        192,906
Variable account expenses                           66,322           604,007             4,832           170,320            38,928
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                    (20,348)         (401,031)           (1,290)          (67,326)          153,978
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                            1,046,152         1,345,687           112,799         1,910,150           739,839
  Cost of investments sold                       1,161,610         1,255,576           105,052         1,579,319           852,984
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                    (115,458)           90,111             7,747           330,831          (113,145)
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation
or depreciation of investments                     283,720         2,331,035            32,880         1,328,488           (23,664)
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                     168,262         2,421,146            40,627         1,659,319          (136,809)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $        147,914  $      2,020,115  $         39,337  $      1,591,993  $         17,169
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               OPPEN             OPPEN         OPPEN MAIN ST         OPPEN             OPPEN
                                             HI INC VA,         MAIN ST          SM CAP VA,      STRATEGIC BOND    STRATEGIC BOND
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)        SERV              VA                SERV               VA             VA, SERV
INVESTMENT INCOME
Dividend income                           $        362,291  $          6,670  $             --  $         17,087  $      2,582,477
Variable account expenses                           75,349             6,746           118,905             5,434         1,175,002
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                    286,942               (76)         (118,905)           11,653         1,407,475
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales
of investments:
  Proceeds from sales                              854,064           111,029         1,154,222            38,887         3,930,786
  Cost of investments sold                         840,202           117,484           954,420            36,328         3,847,349
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                      13,862            (6,455)          199,802             2,559            83,437
Distributions from capital gains                        --                --           227,518                --                --
Net change in unrealized appreciation
or depreciation of investments                    (264,085)           25,340           407,454            (9,536)         (619,400)
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                    (250,223)           18,885           834,774            (6,977)         (535,963)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $         36,719  $         18,809  $        715,869  $          4,676  $        871,512
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               PUT VT            PUT VT            PUT VT            PUT VT            PUT VT
                                              DIV INC,          DIV INC,         GLOBAL EQ,        GRO & INC,        GRO & INC,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)       CL IA             CL IB             CL IA             CL IA             CL IB
INVESTMENT INCOME
Dividend income                           $        341,528  $        212,896  $         15,591  $        171,455  $        211,073
Variable account expenses                           60,119            40,139            20,506           125,144           174,023
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                    281,409           172,757            (4,915)           46,311            37,050
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                            1,450,323           604,465           419,832         2,721,585         1,752,458
  Cost of investments sold                       1,584,226           629,176           625,166         2,691,700         1,634,555
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                    (133,903)          (24,711)         (205,334)           29,885           117,903
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation
or depreciation of investments                     (69,607)         (102,358)          313,999           223,705           347,879
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                    (203,510)         (127,069)          108,665           253,590           465,782
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $         77,899  $         45,688  $        103,750  $        299,901  $        502,832
==================================================================================================================================

See accompanying notes to financial statements.

220 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               PUT VT            PUT VT            PUT VT            PUT VT            PUT VT
                                          HEALTH SCIENCES,     HI YIELD,         HI YIELD,            INC,            INTL EQ,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)       CL IB             CL IA             CL IB             CL IB             CL IB
INVESTMENT INCOME
Dividend income                           $          1,568  $        164,104  $        110,397  $          8,546  $        382,004
Variable account expenses                           40,295            25,245            18,963             3,926           353,029
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                    (38,727)          138,859            91,434             4,620            28,975
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales
of investments:
  Proceeds from sales                              293,739           771,939           270,705            20,786         3,926,262
  Cost of investments sold                         256,853         1,005,514           318,018            20,902         3,548,083
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                      36,886          (233,575)          (47,313)             (116)          378,179
Distributions from capital gains                        --                --                --             2,973                --
Net change in unrealized appreciation
or depreciation of investments                     313,347           126,346           (22,496)           (5,622)        2,271,294
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                     350,233          (107,229)          (69,809)           (2,765)        2,649,473
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $        311,506  $         31,630  $         21,625  $          1,855  $      2,678,448
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               PUT VT            PUT VT            PUT VT            PUT VT            PUT VT
                                          INTL GRO & INC,    INTL NEW OPP,        NEW OPP,         RESEARCH,        SM CAP VAL,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)       CL IB             CL IB             CL IA             CL IB             CL IB
INVESTMENT INCOME
Dividend income                           $             96  $         13,818  $         18,157  $          3,363  $            274
Variable account expenses                              142            26,665            65,656             5,019             3,193
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                        (46)          (12,847)          (47,499)           (1,656)           (2,919)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales
of investments:
  Proceeds from sales                                2,043           290,083         1,437,136            47,681            29,439
  Cost of investments sold                           1,929           240,025         1,769,093            40,340            27,900
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                         114            50,058          (331,957)            7,341             1,539
Distributions from capital gains                        --                --                --                --             8,900
Net change in unrealized appreciation
or depreciation of investments                       1,139           295,243           736,032             9,341             3,850
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                       1,253           345,301           404,075            16,682            14,289
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $          1,207  $        332,454  $        356,576  $         15,026  $         11,370
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               PUT VT            PUT VT            PUT VT
                                               VISTA,           VOYAGER,          VOYAGER,           RVS VP            RVS VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)       CL IB             CL IA             CL IB              BAL            CASH MGMT
INVESTMENT INCOME
Dividend income                           $             --  $          8,249  $         24,349  $        278,460  $        798,640
Variable account expenses                          178,466            12,125            49,057           152,486           444,027
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                   (178,466)           (3,876)          (24,708)          125,974           354,613
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                            2,301,244           202,020           632,655         2,722,955        32,303,735
  Cost of investments sold                       2,539,974           313,298         1,108,892         2,989,857        32,303,710
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                    (238,730)         (111,278)         (476,237)         (266,902)               25
Distributions from capital gains                        --                --                --           307,907                --
Net change in unrealized appreciation
or depreciation of investments                   1,741,042           149,548           632,599            75,347                37
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                   1,502,312            38,270           156,362           116,352                62
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $      1,323,846  $         34,394  $        131,654  $        242,326  $        354,675
==================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 221

STATEMENTS OF OPERATIONS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               RVS VP            RVS VP            RVS VP            RVS VP            RVS VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)      DIV BOND         DIV EQ INC        EMER MKTS            GRO          HI YIELD BOND
INVESTMENT INCOME
Dividend income                           $      1,469,112  $        684,762  $         49,635  $          3,119  $      1,345,508
Variable account expenses                          551,973           597,495           409,479            12,387           332,865
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                    917,139            87,267          (359,844)           (9,268)        1,012,643
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                            9,525,067         3,299,000         1,793,995           113,611        12,314,262
  Cost of investments sold                       9,578,142         2,838,945         1,545,404           118,100        12,212,618
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of
investments                                        (53,075)          460,055           248,591            (4,489)          101,644
Distributions from capital gains                        --         2,982,754         1,860,975                --                --
Net change in unrealized appreciation
or depreciation of investments                    (587,354)        2,396,811         6,694,236            71,965          (553,541)
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                    (640,429)        5,839,620         8,803,802            67,476          (451,897)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $        276,710  $      5,926,887  $      8,443,958  $         58,208  $        560,746
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               RVS VP            RVS VP            RVS VP            RVS VP            RVS VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)      INC OPP           INTL OPP         LG CAP EQ         LG CAP VAL       MID CAP GRO
INVESTMENT INCOME
Dividend income                           $        585,521  $         32,193  $        885,905  $          1,595  $             --
Variable account expenses                          121,169            32,473         1,270,868             1,606            91,416
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                    464,352              (280)         (384,963)              (11)          (91,416)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                           17,205,065           864,977         7,784,744             3,661           883,673
  Cost of investments sold                      16,747,878         1,077,079         7,832,786             3,529           798,672
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of
investments                                        457,187          (212,102)          (48,042)              132            85,001
Distributions from capital gains                     1,132                --                --             2,673           325,867
Net change in unrealized appreciation
or depreciation of investments                    (750,473)          472,564         4,624,491               716           309,565
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                    (292,154)          260,462         4,576,449             3,521           720,433
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $        172,198  $        260,182  $      4,191,486  $          3,510  $        629,017
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               RVS VP            RVS VP            RVS VP            RVS VP            RVS VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)      NEW DIM           S&P 500          SELECT VAL      SHORT DURATION      SM CAP ADV
INVESTMENT INCOME
Dividend income                           $        123,887  $        272,910  $             63  $      1,138,662  $             --
Variable account expenses                          284,978           252,705               135           546,536            74,756
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                   (161,091)           20,205               (72)          592,126           (74,756)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                            3,523,641         2,124,653               186         8,480,670           872,927
  Cost of investments sold                       3,777,272         1,886,571               180         8,661,471           700,301
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of
investments                                       (253,631)          238,082                 6          (180,801)          172,626
Distributions from capital gains                        --            49,252               278                --           678,106
Net change in unrealized appreciation
or depreciation of investments                     367,540           297,189               (79)         (346,242)         (607,912)
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                     113,909           584,523               205          (527,043)          242,820
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $        (47,182) $        604,728  $            133  $         65,083  $        168,064
==================================================================================================================================

See accompanying notes to financial statements.

222 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               RVS VP            RVS VP            ROYCE             ROYCE            STI CVT
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)     SM CAP VAL      STRATEGY AGGR       MICRO-CAP           SM-CAP           CAP APPR
INVESTMENT INCOME
Dividend income                           $        112,768  $          3,094  $         23,099  $             --  $          5,760
Variable account expenses                          758,443            52,940            68,596            57,358            46,835
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                   (645,675)          (49,846)          (45,497)          (57,358)          (41,075)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                            2,129,741         1,046,658           971,685           704,683           199,093
  Cost of investments sold                       2,046,833         1,730,148           862,677           552,442           193,196
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                      82,908          (683,490)          109,008           152,241             5,897
Distributions from capital gains                 4,504,729                --            69,791            39,584                --
Net change in unrealized appreciation
or depreciation of investments                    (778,333)          984,776           249,211           103,619            30,013
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                   3,809,304           301,286           428,010           295,444            35,910
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $      3,163,629  $        251,440  $        382,513  $        238,086  $         (5,165)
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                                                                   STI CVT           STI CVT
                                              STI CVT           STI CVT            LG CAP             LG CAP           STI CVT
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)      INTL EQ        INVEST GR BOND     RELATIVE VAL         VAL EQ          MID-CAP EQ
INVESTMENT INCOME
Dividend income                           $          2,521  $         21,180  $          5,913  $         10,725  $            918
Variable account expenses                            1,059             8,044             8,576             9,533             2,738
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                      1,462            13,136            (2,663)            1,192            (1,820)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                                3,014            42,679            39,567            67,900            35,285
  Cost of investments sold                           2,453            42,569            31,900            59,611            30,739
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of
investments                                            561               110             7,667             8,289             4,546
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation
or depreciation of investments                      11,213            (9,490)           41,010             5,657            22,039
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                      11,774            (9,380)           48,677            13,946            26,585
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $         13,236  $          3,756  $         46,014  $         15,138  $         24,765
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                               STI CVT                            VANK LIT          VANK LIT          VANK UIF
                                                SM CAP                            COMSTOCK,         GRO & INC,      U.S. REAL EST,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)        VAL EQ        THIRD AVE VAL         CL II             CL II              CL I
INVESTMENT INCOME
Dividend income                           $         15,297  $         69,658  $        630,158  $         47,522  $         24,706
Variable account expenses                           44,046            81,528         1,614,389            73,540            28,393
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                    (28,749)          (11,870)         (984,231)          (26,018)           (3,687)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                              372,849           969,758         2,621,155           720,873           458,887
  Cost of investments sold                         337,654           709,853         2,456,670           607,270           364,280
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                      35,195           259,905           164,485           113,603            94,607
Distributions from capital gains                   387,189           113,453         2,182,034           134,190            54,534
Net change in unrealized appreciation
or depreciation of investments                      (6,249)          295,530         3,358,241           234,538           159,229
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                     416,135           668,888         5,704,760           482,331           308,370
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting
from operations                           $        387,386  $        657,018  $      4,720,529  $        456,313  $        304,683
==================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 223

STATEMENTS OF OPERATIONS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                              VANK UIF                                                                WF ADV VT
                                           U.S. REAL EST,        WANGER            WANGER          WF ADV VT         C&B LG CAP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)       CL II          INTL SM CAP        U.S. SM CO       ASSET ALLOC           VAL
INVESTMENT INCOME
Dividend income                           $         39,386  $        153,390  $             --  $        665,306  $         36,436
Variable account expenses                           56,365           377,621           395,675           455,955            67,075
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                    (16,979)         (224,231)         (395,675)          209,351           (30,639)
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                              757,831         1,408,759           849,490         4,015,097         1,096,788
  Cost of investments sold                         671,198         1,217,659           752,627         3,986,641         1,035,288
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales
of investments                                      86,633           191,100            96,863            28,456            61,500
Distributions from capital gains                    94,606                --                --           707,106                --
Net change in unrealized appreciation
or depreciation of investments                     419,256         4,622,926         3,021,728           156,150            57,850
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                     600,495         4,814,026         3,118,591           891,712           119,350
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $        583,516  $      4,589,795  $      2,722,916  $      1,101,063  $         88,711
==================================================================================================================================

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                             WF ADV VT         WF ADV VT         WF ADV VT         WF ADV VT         WF ADV VT
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)       EQ INC          INTL CORE         LG CO CORE        LG CO GRO         MONEY MKT
INVESTMENT INCOME
Dividend income                           $        354,609  $         53,662  $         12,210  $         74,117  $        285,774
Variable account expenses                          366,015            39,188            30,564           618,114           162,863
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                    (11,406)           14,474           (18,354)         (543,997)          122,911
==================================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                            3,269,212           343,556           253,692         5,680,793         6,187,966
  Cost of investments sold                       2,995,880           304,914           269,303         6,489,267         6,187,962
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of
investments                                        273,332            38,642           (15,611)         (808,474)                4
Distributions from capital gains                        --            74,819                --                --             2,359
Net change in unrealized appreciation
or depreciation of investments                     663,572            93,254           (52,983)        3,562,034                --
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                     936,904           206,715           (68,594)        2,753,560             2,363
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $        925,498  $        221,189  $        (86,948) $      2,209,563  $        125,274
==================================================================================================================================

                                              SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------
                                                                 WF ADV VT
                                              WF ADV VT        TOTAL RETURN
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)     SM CAP GRO            BOND
INVESTMENT INCOME
Dividend income                           $             --   $        733,973
Variable account expenses                           83,360            309,957
-----------------------------------------------------------------------------
Investment income (loss) -- net                    (83,360)           424,016
=============================================================================

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS -- NET
Realized gain (loss) on sales of
investments:
  Proceeds from sales                              934,903          2,868,286
  Cost of investments sold                       1,228,767          2,911,988
-----------------------------------------------------------------------------
Net realized gain (loss) on sales of
investments                                       (293,864)           (43,702)
Distributions from capital gains                        --             83,867
Net change in unrealized appreciation
or depreciation of investments                     629,184           (406,239)
-----------------------------------------------------------------------------
Net gain (loss) on investments                     335,320           (366,074)
-----------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                 $        251,960   $         57,942
=============================================================================

(1) For the period Feb. 25, 2005 (commencement of operations) to Dec. 31, 2005.

See accompanying notes to financial statements.

224 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               AIM VI            AIM VI            AIM VI            AIM VI            AIM VI
                                             BASIC VAL,        CAP APPR,         CAP APPR,          CAP DEV,          CAP DEV,
YEAR ENDED DECEMBER 31, 2005                   SER II            SER I             SER II            SER I             SER II
OPERATIONS
Investment income (loss) -- net           $       (639,441) $       (232,889) $        (22,738) $        (34,227) $        (34,868)
Net realized gain (loss) on sales of
investments                                        306,661          (276,218)           14,328           116,368            41,680
Distributions from capital gains                   517,557                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                      1,756,682         1,652,252           114,549            73,473           192,860
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                        1,941,459         1,143,145           106,139           155,614           199,672
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                      13,059,246            20,921           158,750             2,562           295,052
Net transfers(1)                                 1,074,649          (966,447)           (6,385)          (55,108)          (61,385)
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                       (1,725,579)       (1,997,248)          (60,189)         (445,144)          (60,908)
  Death benefits                                  (382,405)         (187,745)               --           (49,059)          (12,204)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                    12,025,911        (3,130,519)           92,176          (546,749)          160,555
---------------------------------------------------------------------------------------------------------------------=-------------
Net assets at beginning of year                 32,094,878        19,204,384         1,366,184         2,466,509         2,290,274
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     46,062,248  $     17,217,010  $      1,564,499  $      2,075,374  $      2,650,501
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year          27,186,218        28,315,724         1,206,504         2,146,147         1,813,584
Contract purchase payments                      11,243,583            33,639           155,640             7,139           234,005
Net transfers(1)                                   895,678        (1,323,107)           (6,972)          (48,811)          (47,355)
Contract terminations:
  Surrender benefits and contract
  charges                                       (1,459,793)       (2,977,789)          (53,066)         (361,160)          (49,819)
  Death benefits                                  (330,278)         (279,109)               --           (40,895)           (7,368)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                37,535,408        23,769,358         1,302,106         1,702,420         1,943,047
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 225

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               AIM VI            AIM VI            AIM VI            AIM VI            AIM VI
                                              CORE EQ,        DEMO TRENDS,       INTL GRO,      MID CAP CORE EQ,    PREMIER EQ,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)       SER I             SER I             SER I             SER II            SER I
OPERATIONS
Investment income (loss) -- net           $         (1,019) $        (12,858) $        (19,824) $        (99,111) $       (198,789)
Net realized gain (loss) on sales of
investments                                       (164,861)            5,369            (4,883)           23,982        (1,456,618)
Distributions from capital gains                        --                --                --           254,593                --
Net change in unrealized appreciation or
depreciation of investments                        316,027            53,437           402,556           281,630         3,026,996
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          150,147            45,948           377,849           461,094         1,371,589
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                           3,632               938             4,726         3,796,528            95,510
Net transfers(1)                                  (163,406)         (141,489)          (83,194)          (24,513)       (1,262,450)
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --            (6,445)
Contract terminations:
  Surrender benefits and contract
  charges                                         (861,491)          (62,613)         (469,195)         (266,168)       (3,426,403)
  Death benefits                                   (82,192)          (44,286)          (42,045)          (49,747)         (448,762)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                    (1,103,457)         (247,450)         (589,708)        3,456,100        (5,048,550)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  5,069,869         1,192,811         2,791,155         4,305,642        37,302,352
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      4,116,559  $        991,309  $      2,579,296  $      8,222,836  $     33,625,391
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           4,187,731         2,110,618         2,222,895         4,000,811        51,708,148
Contract purchase payments                           2,993             1,663             3,655         3,554,931           200,334
Net transfers(1)                                  (135,749)         (255,967)          (64,186)          (20,927)       (1,709,324)
Contract terminations:
  Surrender benefits and contract
  charges                                         (712,318)         (111,228)         (362,902)         (243,240)       (4,746,706)
  Death benefits                                   (68,558)          (73,591)          (33,513)          (45,580)         (591,422)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 3,274,099         1,671,495         1,765,949         7,245,995        44,861,030
===================================================================================================================================

See accompanying notes to financial statements.

226 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               AIM VI            AB VPS            AB VPS            AB VPS            AB VPS
                                            PREMIER EQ,       GLOBAL TECH,       GRO & INC,        INTL VAL,        LG CAP GRO,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)       SER II             CL B              CL B              CL B              CL B
OPERATIONS
Investment income (loss) -- net           $         (2,289) $        (84,890) $         (1,183) $       (451,263) $       (177,364)
Net realized gain (loss) on sales of
investments                                          2,396          (142,771)          434,561           129,527           (97,415)
Distributions from capital gains                        --                --                --           519,625                --
Net change in unrealized appreciation or
depreciation of investments                         13,339           332,366           587,706         6,649,093         1,958,544
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                           13,446           104,705         1,021,084         6,846,982         1,683,765
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                             250            58,478           765,213        44,963,389            73,591
Net transfers(1)                                     3,895          (190,204)          183,076        (2,493,779)           44,685
Adjustments to net assets allocated to
contracts in payout period                              --                --              (796)               --                --
Contract terminations:
  Surrender benefits and contract
  charges                                          (17,806)         (233,805)       (1,725,301)       (1,185,325)         (568,794)
  Death benefits                                        --           (80,967)         (187,388)         (204,450)          (98,253)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                       (13,661)         (446,498)         (965,196)       41,079,835          (548,771)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                    349,359         6,721,652        32,020,505        16,439,213        13,350,993
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $        349,144  $      6,379,859  $     32,076,393  $     64,366,030  $     14,485,987
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year             339,827        13,280,216        29,459,200        13,749,624        21,459,011
Contract purchase payments                             190            77,937           617,757        36,248,396           113,019
Net transfers(1)                                     3,923          (401,314)          101,665        (1,898,181)          (42,277)
Contract terminations:
  Surrender benefits and contract
  charges                                          (17,643)         (495,721)       (1,590,069)         (953,526)         (920,840)
  Death benefits                                        --          (182,856)         (168,644)         (164,955)         (161,559)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                   326,297        12,278,262        28,419,909        46,981,358        20,447,354
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 227

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               AB VPS            AB VPS            AC VP             AC VP             AC VP
                                            BAL SHARES,     U.S. GOVT/HI GR,     INC & GRO,     INFLATION PROT,        INTL,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)        CL B              CL B              CL I             CL II             CL II
OPERATIONS
Investment income (loss) -- net           $         15,817  $         49,821  $         10,754  $      2,181,428  $           (189)
Net realized gain (loss) on sales of
investments                                          9,033           (10,344)            9,250            (2,302)               58
Distributions from capital gains                        --           110,628                --            25,475                --
Net change in unrealized appreciation or
depreciation of investments                         10,384          (140,385)           39,881        (2,155,659)            2,691
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                           35,234             9,720            59,885            48,942             2,560
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                          97,054            21,518             1,455        79,712,658                --
Net transfers(1)                                   104,710           (13,442)           91,475         4,310,120               (17)
Adjustments to net assets allocated to
contracts in payout period                              --                --                32                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                          (46,338)         (189,890)         (266,474)       (2,492,687)               --
  Death benefits                                        --          (121,251)          (11,922)         (456,401)               --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                       155,426          (303,065)         (185,434)       81,073,690               (17)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  1,385,969         3,984,241         2,003,510        33,096,835            23,090
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      1,576,629  $      3,690,896  $      1,877,961  $    114,219,467  $         25,633
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           1,189,351         3,184,648         1,530,301        31,469,850            19,885
Contract purchase payments                          85,627            17,818             1,122        75,974,404                --
Net transfers(1)                                    91,007           (10,322)           70,524         4,150,882                --
Contract terminations:
  Surrender benefits and contract
  charges                                          (39,006)         (149,398)         (202,859)       (2,405,746)               --
  Death benefits                                        --           (95,070)           (8,899)         (436,804)               --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 1,326,979         2,947,676         1,390,189       108,752,586            19,885
===================================================================================================================================

See accompanying notes to financial statements.

228 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               AC VP             AC VP             AC VP             BARON              COL
                                               ULTRA,             VAL,              VAL,           CAP ASSET,       SM CAP VAL,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)       CL II              CL I             CL II              INS             VS CL B
OPERATIONS
Investment income (loss) -- net           $       (423,342) $        (10,820) $         (2,319) $        (43,377) $         (2,020)
Net realized gain (loss) on sales of
investments                                         28,789            52,809            (1,338)          143,142             3,205
Distributions from capital gains                        --           203,749            24,843                --               263
Net change in unrealized appreciation or
depreciation of investments                      1,402,877          (174,159)          (12,158)          (44,027)            3,390
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                        1,008,324            71,579             9,028            55,738             4,838
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                      30,006,680             1,368           140,678               197            36,440
Net transfers(1)                                   593,097           128,485           (11,261)           50,528            (2,622)
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (811,987)         (249,059)          (12,697)         (315,934)          (21,078)
  Death benefits                                  (134,655)           (7,240)               --           (33,082)               --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                    29,653,135          (126,446)          116,720          (298,291)           12,740
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                 11,294,244         2,044,305           147,426         3,022,231           108,274
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     41,955,703  $      1,989,438  $        273,174  $      2,779,678  $        125,852
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year          10,636,640         1,162,630           134,531         2,038,439            91,344
Contract purchase payments                      29,086,089               781           129,801               124            31,629
Net transfers(1)                                   608,539            74,036           (10,262)           30,179            (2,206)
Contract terminations:
  Surrender benefits and contract
  charges                                         (785,347)         (140,940)          (11,657)         (206,550)          (18,080)
  Death benefits                                  (132,742)           (4,182)               --           (21,822)               --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                39,413,179         1,092,325           242,413         1,840,370           102,687
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 229

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                COL               COL               COL                CS             DREY IP
                                             HI YIELD,         HI YIELD,        LG CAP GRO,         MID-CAP        MIDCAP STOCK,
PERIOD ENDED DECEMBER 31, 2005 (CONTINUED)    VS CL A           VS CL B          VS CL A(2)           GRO               SERV
OPERATIONS
Investment income (loss) -- net           $         (9,299) $       (293,874) $         (4,505) $         (5,520) $         (1,610)
Net realized gain (loss) on sales of
investments                                          6,383             3,070              (724)            5,014               758
Distributions from capital gains                        --                --                --                --               401
Net change in unrealized appreciation or
depreciation of investments                         11,584           514,294            48,483            18,665            10,860
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                            8,668           223,490            43,254            18,159            10,409
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                             868        15,584,756             1,590                --            42,817
Net transfers(1)                                  (136,894)          609,628         1,151,050           (18,845)           20,332
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                          (22,266)         (641,448)          (30,017)           (8,149)              (15)
  Death benefits                                        --          (185,668)           (2,686)               --                --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                      (158,292)       15,367,268         1,119,937           (26,994)           63,134
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                    798,339         8,866,793                --           366,435            50,494
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $        648,715  $     24,457,551  $      1,163,191  $        357,600  $        124,037
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year             627,922         8,504,179                --           455,376            43,239
Contract purchase payments                             685        15,012,970             2,031                --            39,125
Net transfers(1)                                  (107,347)          598,515         1,150,356           (21,973)           18,445
Contract terminations:
  Surrender benefits and contract
  charges                                          (17,409)         (628,084)          (29,986)           (9,633)              (13)
  Death benefits                                        --          (179,477)           (2,684)               --                --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                   503,851        23,308,103         1,119,717           423,770           100,796
===================================================================================================================================

See accompanying notes to financial statements.

230 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                              DREY IP             DREY            DREY VIF          DREY VIF          DREY VIF
                                             TECH GRO,       SOC RESP GRO,         APPR,          DISC STOCK,        INTL VAL,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)        SERV              INIT              SERV              INIT              SERV
OPERATIONS
Investment income (loss) -- net           $       (172,787) $        (31,413) $        (10,967) $         (4,452) $         (3,845)
Net realized gain (loss) on sales of
investments                                         17,868          (116,449)              898           (24,410)              170
Distributions from capital gains                        --                --                --                --             2,703
Net change in unrealized appreciation or
depreciation of investments                        988,549           188,758            27,995            41,792            23,553
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          833,630            40,896            17,926            12,930            22,581
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                      11,534,106            23,083           184,769               120           140,184
Net transfers(1)                                    83,773          (106,673)           (8,516)          (66,776)           20,397
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (327,461)         (219,931)           (1,974)           (5,657)           (1,395)
  Death benefits                                   (39,039)           (7,886)               --           (39,572)               --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                    11,251,379          (311,407)          174,279          (111,885)          159,186
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  4,863,092         2,420,115           537,925           368,255            77,619
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     16,948,101  $      2,149,604  $        730,130  $        269,300  $        259,386
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           4,725,362         3,768,222           522,579           427,692            66,477
Contract purchase payments                      11,705,914            33,673           179,855               139           122,499
Net transfers(1)                                   120,423          (159,662)           (8,242)          (76,514)           18,313
Contract terminations:
  Surrender benefits and contract
  charges                                         (330,426)         (356,891)           (1,491)           (6,496)             (724)
  Death benefits                                   (40,073)          (12,947)               --           (46,345)               --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                16,181,200         3,272,395           692,701           298,476           206,565
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 231

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                                                                     EG VA             EG VA
                                              DREY VIF           EG VA             EG VA          FUNDAMENTAL       FUNDAMENTAL
                                            SM CO STOCK,          BAL,           CORE BOND,          LG CAP,           LG CAP,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)        INIT              CL 2              CL 2              CL 1              CL 2
OPERATIONS
Investment income (loss) -- net           $           (448) $         14,510  $        938,010  $         (2,143) $        (91,638)
Net realized gain (loss) on sales of
investments                                          2,479            34,024            (3,644)           40,967           189,029
Distributions from capital gains                     1,580                --            10,480                --                --
Net change in unrealized appreciation or
depreciation of investments                         (3,444)           31,790          (708,751)          125,553         1,577,711
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                              167            80,324           236,095           164,377         1,675,102
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                             120            16,256        17,804,180             3,441           173,328
Net transfers(1)                                     7,023           126,738         1,923,343           793,158         7,650,524
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                          (19,525)         (144,490)       (1,389,615)         (107,569)       (1,030,558)
  Death benefits                                        --           (49,459)         (256,557)         (112,047)         (104,938)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                       (12,382)          (50,955)       18,081,351           576,983         6,688,356
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                     27,011         2,230,594        28,299,874         1,094,740        11,050,211
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $         14,796  $      2,259,963  $     46,617,320  $      1,836,100  $     19,413,669
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year              17,470         1,886,004        26,478,073         1,042,505         8,483,607
Contract purchase payments                              79            14,675        16,830,694             3,167           136,148
Net transfers(1)                                     4,657           108,340         1,803,989           788,617         6,125,477
Contract terminations:
  Surrender benefits and contract
  charges                                          (12,589)         (121,106)       (1,297,544)         (100,806)         (771,363)
  Death benefits                                        --           (40,388)         (238,444)         (108,222)          (74,468)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                     9,617         1,847,525        43,576,768         1,625,261        13,899,401
===================================================================================================================================

See accompanying notes to financial statements.

232 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               EG VA             EG VA             EG VA             EG VA             EG VA
                                                GRO,            HI INC,           INTL EQ,          INTL EQ,           OMEGA,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)        CL 2              CL 2              CL 1              CL 2              CL 1
OPERATIONS
Investment income (loss) -- net           $       (132,029) $      1,127,055  $         30,646  $        214,544  $        (45,707)
Net realized gain (loss) on sales of
investments                                        164,161            (5,319)           62,956           364,345            60,330
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                      1,071,790        (1,121,225)          246,913         2,102,360            71,273
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                        1,103,922               511           340,515         2,681,249            85,896
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                       3,269,270        11,175,706            54,900         6,955,010            33,382
Net transfers(1)                                 4,266,822           (52,834)          441,623          (147,846)         (416,342)
Adjustments to net assets allocated to
contracts in payout period                              --                --               942                --              (465)
Contract terminations:
  Surrender benefits and contract
  charges                                         (408,505)         (935,486)          (79,212)         (838,151)         (295,288)
  Death benefits                                   (66,998)         (197,315)         (102,048)          (90,016)         (131,860)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                     7,060,589         9,990,071           316,205         5,878,997          (810,573)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  4,587,507        15,564,815         2,036,129        15,026,596         4,991,436
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     12,752,018  $     25,555,397  $      2,692,849  $     23,586,842  $      4,266,759
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           3,182,719        12,567,029         1,654,717        10,746,737         6,723,093
Contract purchase payments                       2,460,101         9,609,843            44,547         5,116,449            46,912
Net transfers(1)                                 3,485,941               549           351,536           (97,286)         (575,739)
Contract terminations:
  Surrender benefits and contract
  charges                                         (293,782)         (762,640)          (62,516)         (586,265)         (408,708)
  Death benefits                                   (45,040)         (160,616)          (79,461)          (59,393)         (182,223)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 8,789,939        21,254,165         1,908,823        15,120,242         5,603,335
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 233

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               EG VA             EG VA             EG VA             EG VA             EG VA
                                               OMEGA,         SPECIAL VAL,      SPECIAL VAL,     STRATEGIC INC,    STRATEGIC INC,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)        CL 2              CL 1              CL 2              CL 1              CL 2
OPERATIONS
Investment income (loss) -- net           $       (308,257) $        (21,921) $       (106,754) $        251,459  $      1,452,883
Net realized gain (loss) on sales of
investments                                        168,978           262,512           358,755            36,599            (2,413)
Distributions from capital gains                        --         1,130,327         1,957,402            53,641           345,582
Net change in unrealized appreciation or
depreciation of investments                        965,262          (403,319)         (597,085)         (449,090)       (2,556,005)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          825,983           967,599         1,612,318          (107,391)         (759,953)
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                      10,482,809           133,297         1,202,183           128,613        16,166,354
Net transfers(1)                                   257,232           434,592           444,763         1,214,646         1,528,052
Adjustments to net assets allocated to
contracts in payout period                              --                --                --            (5,185)               --
Contract terminations:
  Surrender benefits and contract
  charges                                         (986,637)         (542,248)         (594,493)         (393,682)       (1,196,063)
  Death benefits                                  (151,018)         (211,857)         (210,748)         (183,674)         (264,092)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                     9,602,386          (186,216)          841,705           760,718        16,234,251
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                 17,904,716        10,440,328        17,159,655         5,813,219        25,811,336
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     28,333,085  $     11,221,711  $     19,613,678  $      6,466,546  $     41,285,634
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year          13,573,718         5,818,355        12,026,506         3,754,390        20,586,418
Contract purchase payments                       8,687,338            71,859           898,426            84,943        13,695,538
Net transfers(1)                                   212,492           233,636           278,923           804,572         1,260,036
Contract terminations:
  Surrender benefits and contract
  charges                                         (778,546)         (292,683)         (404,471)         (259,046)         (977,796)
  Death benefits                                  (114,452)         (115,626)         (138,468)         (120,508)         (208,596)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                21,580,550         5,715,541        12,660,916         4,264,351        34,355,600
===================================================================================================================================

See accompanying notes to financial statements.

234 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                              FID VIP           FID VIP           FID VIP           FID VIP           FID VIP
                                                BAL,              BAL,          CONTRAFUND,       CONTRAFUND,        DYN APPR,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)      SERV CL          SERV CL 2          SERV CL          SERV CL 2         SERV CL 2
OPERATIONS
Investment income (loss) -- net           $          6,655  $          2,659  $       (180,211) $     (1,826,250) $        (20,080)
Net realized gain (loss) on sales of
investments                                          2,141             1,644           515,035           805,362            17,435
Distributions from capital gains                       380               218             3,199            16,247                --
Net change in unrealized appreciation or
depreciation of investments                         13,656             7,121         2,222,339        20,991,097           261,032
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                           22,832            11,642         2,560,362        19,986,456           258,387
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                           4,189             1,200           172,993       100,882,614               230
Net transfers(1)                                     5,326            35,615         1,193,938        (2,531,940)           35,376
Adjustments to net assets allocated to
contracts in payout period                              --                --              (630)               --                --
Contract terminations:
  Surrender benefits and contract
  charges                                          (23,448)           (5,067)       (1,172,188)       (4,741,325)          (74,589)
  Death benefits                                    (4,329)               --          (187,904)         (853,202)          (11,023)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                       (18,262)           31,748             6,209        92,756,147           (50,006)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                    543,395           245,936        16,919,086        79,466,669         1,411,119
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $        547,965  $        289,326  $     19,485,657  $    192,209,272  $      1,619,500
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year             535,214           230,411        15,533,155        62,225,363         1,319,453
Contract purchase payments                           4,143             1,101           154,001        76,855,564               205
Net transfers(1)                                     5,312            34,041         1,018,216        (1,897,792)           30,536
Contract terminations:
  Surrender benefits and contract
  charges                                          (22,947)           (4,646)       (1,043,878)       (3,571,306)          (67,455)
  Death benefits                                    (4,285)               --          (167,904)         (640,906)          (10,815)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                   517,437           260,907        15,493,590       132,970,923         1,271,924
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 235

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                              FID VIP           FID VIP           FID VIP           FID VIP           FID VIP
                                             GRO & INC,        GRO & INC,           GRO,              GRO,            HI INC,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)      SERV CL          SERV CL 2          SERV CL          SERV CL 2          SERV CL
OPERATIONS
Investment income (loss) -- net           $         (4,732) $         (2,107) $         (1,773) $        (58,115) $        532,287
Net realized gain (loss) on sales of
investments                                         45,335             2,609            (4,340)           31,962            44,900
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                        366,827            52,873            15,536           238,419          (542,204)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          407,430            53,375             9,423           212,266            34,983
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                          22,464             6,183                --           176,929            27,579
Net transfers(1)                                    (4,145)           85,553             3,682            86,750          (595,224)
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --            (2,675)
Contract terminations:
  Surrender benefits and contract
  charges                                         (355,327)          (30,946)           (2,674)         (276,539)         (329,983)
  Death benefits                                   (89,067)               --                --          (113,761)          (92,699)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                      (426,075)           60,790             1,008          (126,621)         (993,002)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  7,298,849           852,182           214,575         5,452,476         4,554,670
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      7,280,204  $        966,347  $        225,006  $      5,538,121  $      3,596,651
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           7,794,442           802,765           280,473         5,258,422         4,554,967
Contract purchase payments                          24,419             5,887                --           172,035            28,170
Net transfers(1)                                      (345)           79,715             4,761            99,915          (604,326)
Contract terminations:
  Surrender benefits and contract
  charges                                         (380,577)          (28,616)           (3,579)         (260,209)         (333,817)
  Death benefits                                   (97,639)               --                --          (123,187)          (94,707)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 7,340,300           859,751           281,655         5,146,976         3,550,287
===================================================================================================================================

See accompanying notes to financial statements.

236 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                              FID VIP           FID VIP           FID VIP           FID VIP           FID VIP
                                              HI INC,          INVEST GR,         MID CAP,          MID CAP,         OVERSEAS,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)     SERV CL 2         SERV CL 2          SERV CL          SERV CL 2          SERV CL
OPERATIONS
Investment income (loss) -- net           $        291,841  $         32,931  $        117,532  $         27,872  $        (14,628)
Net realized gain (loss) on sales of
investments                                          2,135           (15,702)        1,783,346         1,141,369            28,112
Distributions from capital gains                        --           338,891                --                --             8,019
Net change in unrealized appreciation or
depreciation of investments                       (284,452)         (290,646)        3,748,858         6,593,576           227,751
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                            9,524            65,474         5,649,736         7,762,817           249,254
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                           1,854        37,451,291           156,967        16,587,574             1,650
Net transfers(1)                                  (158,740)        1,695,940          (595,841)          860,639            55,850
Adjustments to net assets allocated to
contracts in payout period                              --                --            (5,524)               --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (220,301)       (1,064,736)       (2,167,732)       (1,893,752)         (131,341)
  Death benefits                                   (55,205)         (268,888)         (519,632)         (541,094)           (4,748)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                      (432,392)       37,813,607        (3,131,762)       15,013,367           (78,589)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  2,418,821        12,898,102        36,010,835        39,968,594         1,554,854
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      1,995,953  $     50,777,183  $     38,528,809  $     62,744,778  $      1,725,519
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           1,935,229        12,495,802        19,740,119        26,173,888         1,907,244
Contract purchase payments                           1,496        36,276,565            79,639        11,063,862             2,057
Net transfers(1)                                  (129,621)        1,680,324          (324,051)          518,162            65,440
Contract terminations:
  Surrender benefits and contract
  charges                                         (178,416)       (1,067,443)       (1,117,257)       (1,181,613)         (159,863)
  Death benefits                                   (44,282)         (261,367)         (254,866)         (327,701)           (5,783)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 1,584,406        49,123,881        18,123,584        36,246,598         1,809,095
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 237

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                              FID VIP         FTVIPT FRANK      FTVIPT FRANK      FTVIPT FRANK      FTVIPT FRANK
                                             OVERSEAS,          INC SEC,         REAL EST,        RISING DIVD,      SM CAP VAL,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)     SERV CL 2            CL 2              CL 2              CL 2              CL 2
OPERATIONS
Investment income (loss) -- net           $       (347,725) $        591,849  $         (7,071) $         (4,657) $        (67,694)
Net realized gain (loss) on sales of
investments                                        333,856           371,390           675,490             3,988           268,922
Distributions from capital gains                   101,069            88,911           927,966             3,891            66,221
Net change in unrealized appreciation or
depreciation of investments                      5,129,979          (999,831)          169,750            15,958           525,596
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                        5,217,179            52,319         1,766,135            19,180           793,045
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                      15,335,433         4,885,164         1,503,563           338,342           275,119
Net transfers(1)                                (1,639,506)        2,062,797           107,447           (24,439)        1,202,863
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                       (1,014,025)       (2,305,126)       (1,389,132)          (30,265)         (449,699)
  Death benefits                                  (134,295)         (312,704)         (133,490)               --           (88,746)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                    12,547,607         4,330,131            88,388           283,638           939,537
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                 16,647,191        25,848,490        14,435,605           395,637        10,450,460
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     34,411,977  $     30,230,940  $     16,290,128  $        698,455  $     12,183,042
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year          13,724,085        18,267,961         6,630,622           361,894         7,470,393
Contract purchase payments                      12,676,575         4,022,573           776,559           316,488           166,687
Net transfers(1)                                (1,299,290)        1,555,428            54,138           (21,338)          804,842
Contract terminations:
  Surrender benefits and contract
  charges                                         (826,390)       (1,728,668)         (635,564)          (27,352)         (322,727)
  Death benefits                                  (116,952)         (199,381)          (62,296)               --           (70,765)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                24,158,028        21,917,913         6,763,459           629,692         8,048,430
===================================================================================================================================

See accompanying notes to financial statements.

238 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                            FTVIPT FRANK         FTVIPT            FTVIPT            FTVIPT            FTVIPT
                                             SM MID CAP      MUTUAL SHARES     TEMP DEV MKTS        TEMP FOR        TEMP GLOBAL
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)     GRO, CL 2         SEC, CL 2         SEC, CL 2         SEC, CL 2         INC, CL 2
OPERATIONS
Investment income (loss) -- net           $       (328,836) $       (637,200) $            183  $        (34,862) $      1,233,363
Net realized gain (loss) on sales of
investments                                        359,219         2,115,749            75,731           400,238           (15,855)
Distributions from capital gains                        --           459,138                --                --                --
Net change in unrealized appreciation or
depreciation of investments                        785,163        10,128,813           225,299         1,816,402        (2,197,387)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          815,546        12,066,500           301,213         2,181,778          (979,879)
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                         410,444         2,848,860             3,307           479,599        31,034,011
Net transfers(1)                                  (541,966)        2,041,107           441,112         2,707,210         2,337,582
Adjustments to net assets allocated to
contracts in payout period                          (1,832)               --            (5,566)               --                --
Contract terminations:
  Surrender benefits and contract
  charges                                       (1,432,575)       (7,058,775)          (62,479)         (995,016)       (1,011,452)
  Death benefits                                  (192,699)       (1,673,540)          (93,917)         (219,553)         (194,620)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                    (1,758,628)       (3,842,348)          282,457         1,972,240        32,165,521
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                 26,323,932       134,344,217         1,074,693        23,257,427        13,997,067
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     25,380,850  $    142,568,369  $      1,658,363  $     27,411,445  $     45,182,709
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year          35,803,577        95,432,224           712,742        20,608,919        12,064,323
Contract purchase payments                         494,156         2,054,913             2,002           394,934        27,772,746
Net transfers(1)                                  (882,782)        1,465,616           271,778         2,328,050         2,122,151
Contract terminations:
  Surrender benefits and contract
  charges                                       (2,021,575)       (4,914,492)          (40,456)         (886,209)         (919,727)
  Death benefits                                  (281,866)       (1,142,352)          (62,239)         (200,951)         (176,148)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                33,111,510        92,895,909           883,827        22,244,743        40,863,345
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 239

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               FTVIPT
                                              TEMP GRO           GS VIT            GS VIT            GS VIT            GS VIT
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)     SEC, CL 2          CAP GRO       STRUCTD U.S. EQ       INTL EQ         MID CAP VAL
OPERATIONS
Investment income (loss) -- net           $         (9,633) $        (17,488) $        (59,107) $         (8,680) $       (363,454)
Net realized gain (loss) on sales of
investments                                         19,313            (2,649)           88,483             7,645           326,156
Distributions from capital gains                        --                --                --                --         5,682,799
Net change in unrealized appreciation or
depreciation of investments                        175,919            33,537           456,069            87,200          (788,686)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          185,599            13,400           485,445            86,165         4,856,815
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                       1,119,595               288           181,922                --        33,620,275
Net transfers(1)                                   187,211           (73,629)          730,404            84,472          (305,790)
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (210,182)          (62,714)         (642,264)          (16,392)       (1,855,987)
  Death benefits                                        --           (16,774)         (128,661)          (13,429)         (212,814)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                     1,096,624          (152,829)          141,401            54,651        31,245,684
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  1,424,291         1,353,292         9,889,951           674,623        27,785,783
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      2,706,514  $      1,213,863  $     10,516,797  $        815,439  $     63,888,282
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           1,269,143         1,695,163        10,966,049           827,428        16,020,440
Contract purchase payments                         996,803               388           207,917                --        21,607,207
Net transfers(1)                                   167,800           (96,528)          795,708            87,260          (408,040)
Contract terminations:
  Surrender benefits and contract
  charges                                         (180,908)          (79,803)         (693,383)          (18,511)       (1,013,570)
  Death benefits                                        --           (21,808)         (148,158)          (14,813)         (119,085)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 2,252,838         1,497,412        11,128,133           881,364        36,086,952
===================================================================================================================================

See accompanying notes to financial statements.

240 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                              JANUS ASPEN       JANUS ASPEN       JANUS ASPEN       JANUS ASPEN
                                            JANUS ASPEN       GLOBAL TECH,       INTL GRO,        LG CAP GRO,       MID CAP GRO,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)     BAL, INST            SERV              SERV              SERV              SERV
OPERATIONS
Investment income (loss) -- net           $         79,763  $        (11,133) $        (14,627) $        (60,110) $        (33,326)
Net realized gain (loss) on sales of
investments                                         42,285           (92,569)          101,384          (189,656)         (139,049)
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                        466,229           170,086           746,065           347,199           379,255
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          588,277            66,384           832,822            97,433           206,880
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                           9,104             1,742             4,235             6,497             5,110
Net transfers(1)                                   103,345            21,480           (57,850)         (150,159)         (190,429)
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                       (1,787,013)         (121,738)         (177,935)         (287,798)         (201,705)
  Death benefits                                   (87,841)           (2,433)           (2,656)          (23,281)          (27,586)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                    (1,762,405)         (100,949)         (234,206)         (454,741)         (414,610)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                 10,540,042           853,005         2,983,447         4,652,908         2,443,855
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      9,365,914  $        818,440  $      3,582,063  $      4,295,600  $      2,236,125
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           6,201,942         2,429,395         4,679,352         8,026,297         5,694,303
Contract purchase payments                           5,292             5,390             5,461            11,206            11,243
Net transfers(1)                                    62,733            47,945          (111,994)         (260,411)         (455,594)
Contract terminations:
  Surrender benefits and contract
  charges                                       (1,042,321)         (357,513)         (260,881)         (499,742)         (474,545)
  Death benefits                                   (50,570)           (6,948)           (3,532)          (39,370)          (53,039)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 5,177,076         2,118,269         4,308,406         7,237,980         4,722,368
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 241

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                            JANUS ASPEN           JPM                                                    COL
                                             WORLD GRO,       U.S. LG CAP          LAZARD            LAZARD         ASSET ALLOC
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)        INST            CORE EQ          RETIRE EQ       RETIRE INTL EQ       VS, CL A
OPERATIONS
Investment income (loss) -- net           $         (2,371) $         (4,837) $         (3,696) $         (3,363) $         10,663
Net realized gain (loss) on sales of
investments                                       (333,813)            4,310             7,327             8,653            12,612
Distributions from capital gains                        --                --                --             7,993                --
Net change in unrealized appreciation or
depreciation of investments                        472,231               396             4,032            35,886            18,743
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          136,047              (131)            7,663            49,169            42,018
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                           3,124            24,036               680                --             5,646
Net transfers(1)                                  (179,448)           86,110            (1,497)           38,184             1,420
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (585,083)          (90,644)          (25,218)          (17,926)          (41,102)
  Death benefits                                   (40,337)          (36,987)               --            (2,262)           (4,499)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                      (801,744)          (17,485)          (26,035)           17,996           (38,535)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  4,128,191         1,761,267           479,136           545,711           834,359
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      3,462,494  $      1,743,651  $        460,764  $        612,876  $        837,842
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           3,304,251         2,161,069           453,318           610,877           639,717
Contract purchase payments                           2,487            29,241               662                --             4,264
Net transfers(1)                                  (146,442)          108,661            (2,432)           41,373             1,084
Contract terminations:
  Surrender benefits and contract
  charges                                         (474,468)         (112,413)          (24,146)          (20,175)          (31,184)
  Death benefits                                   (32,791)          (46,193)               --            (2,465)           (3,411)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 2,653,037         2,140,365           427,402           629,610           610,470
===================================================================================================================================

See accompanying notes to financial statements.

242 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                COL               COL               MFS               MFS               MFS
                                             FEDERAL SEC       SM CO GRO       INV GRO STOCK,      INV TRUST,        INV TRUST,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)      VS, CL A          VS, CL A          SERV CL           INIT CL           SERV CL
OPERATIONS
Investment income (loss) -- net           $         77,799  $         (2,978) $        (61,693) $        (52,794) $         (9,018)
Net realized gain (loss) on sales of
investments                                         (2,180)            6,387            56,009            44,757             4,325
Distributions from capital gains                     5,848                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                        (56,913)              105           170,101           360,590            55,026
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                           24,554             3,514           164,417           352,553            50,333
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                           2,295               468           124,944            58,048             4,095
Net transfers(1)                                    12,246            (1,950)         (439,543)          (25,350)           34,197
Adjustments to net assets allocated to
contracts in payout period                              --                --              (369)               --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (109,652)          (10,826)         (385,995)         (393,230)          (26,716)
  Death benefits                                    (6,503)               --           (77,946)          (55,684)               --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                      (101,614)          (12,308)         (778,909)         (416,216)           11,576
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  1,895,574           260,041         5,907,346         6,422,143           874,071
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      1,818,514  $        251,247  $      5,292,854  $      6,358,480  $        935,980
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           1,822,993           157,369         8,304,991         7,336,720           966,998
Contract purchase payments                           2,203               294           132,030            65,840             4,282
Net transfers(1)                                    11,623            (1,125)         (553,740)          (28,276)           34,139
Contract terminations:
  Surrender benefits and contract
  charges                                         (104,588)           (6,671)         (545,926)         (446,885)          (28,965)
  Death benefits                                    (6,214)               --          (117,724)          (62,675)               --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 1,726,017           149,867         7,219,631         6,864,724           976,454
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 243

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                MFS               MFS               MFS               MFS               MFS
                                              NEW DIS,          NEW DIS,         RESEARCH,       TOTAL RETURN,     TOTAL RETURN,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)      INIT CL           SERV CL           INIT CL           INIT CL           SERV CL
OPERATIONS
Investment income (loss) -- net           $        (48,206) $        (61,199) $        (34,866) $          1,477  $        444,737
Net realized gain (loss) on sales of
investments                                         10,186            37,771           (72,490)              538           626,847
Distributions from capital gains                        --                --                --             7,372         3,274,284
Net change in unrealized appreciation or
depreciation of investments                        141,505           179,064           249,378            (6,504)       (3,299,795)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          103,485           155,636           142,022             2,883         1,046,073
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                          24,206            90,839            22,070            17,900         2,228,201
Net transfers(1)                                  (279,087)          (18,466)         (767,196)            3,570         4,128,038
Adjustments to net assets allocated to
contracts in payout period                              --              (410)               --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (211,514)         (291,000)         (270,353)           (5,291)       (4,224,031)
  Death benefits                                   (27,713)          (63,563)          (92,687)               --          (966,282)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                      (494,108)         (282,600)       (1,108,166)           16,179         1,165,926
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  3,517,189         5,143,223         3,978,975           187,722        81,332,074
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      3,126,566  $      5,016,259  $      3,012,831  $        206,784  $     83,544,073
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           3,899,427         5,596,262         4,974,853           139,867        64,614,750
Contract purchase payments                          21,034           101,571            24,141            13,138         1,840,833
Net transfers(1)                                  (363,350)          (31,698)         (976,944)            2,605         3,248,451
Contract terminations:
  Surrender benefits and contract
  charges                                         (240,010)         (302,999)         (349,930)           (3,920)       (3,349,882)
  Death benefits                                   (32,752)          (72,999)         (118,600)               --          (790,218)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 3,284,349         5,290,137         3,553,520           151,690        65,563,934
===================================================================================================================================

See accompanying notes to financial statements.

244 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                MFS               MFS
                                             UTILITIES,        UTILITIES,          OPCAP             OPCAP             OPCAP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)      INIT CL           SERV CL              EQ             MANAGED            SM CAP
OPERATIONS
Investment income (loss) -- net           $       (104,485) $        (29,989) $        (13,130) $         (4,162) $        (36,881)
Net realized gain (loss) on sales of
investments                                        292,697            98,571            14,058           114,029            70,939
Distributions from capital gains                        --                --                --           180,917           382,126
Net change in unrealized appreciation or
depreciation of investments                      1,575,004           402,865            70,129          (119,500)         (482,244)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                        1,763,216           471,447            71,057           171,284           (66,060)
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                          92,119           114,573             2,164             4,776             2,886
Net transfers(1)                                  (233,582)          308,693            20,701            71,796            96,783
Adjustments to net assets allocated to
contracts in payout period                              --                --                --              (574)               92
Contract terminations:
  Surrender benefits and contract
  charges                                       (1,139,770)          (85,843)         (270,960)       (1,568,452)         (467,403)
  Death benefits                                  (166,101)          (96,422)           (8,818)          (60,409)          (17,202)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                    (1,447,334)          241,001          (256,913)       (1,552,863)         (384,844)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                 12,289,001         2,965,747         1,470,745         5,949,125         2,997,119
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     12,604,883  $      3,678,195  $      1,284,889  $      4,567,546  $      2,546,215
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year          12,636,674         2,097,958         1,138,804         2,612,847         1,780,842
Contract purchase payments                          91,610            83,086             1,651             2,079             1,831
Net transfers(1)                                  (222,810)          203,993            16,564            29,400            61,612
Contract terminations:
  Surrender benefits and contract
  charges                                       (1,139,720)          (56,014)         (207,801)         (686,431)         (300,017)
  Death benefits                                  (153,249)          (84,894)           (6,734)          (26,146)          (11,377)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                11,212,505         2,244,129           942,484         1,931,749         1,532,891
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 245

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                                 OPPEN             OPPEN             OPPEN             OPPEN
                                               OPPEN          CAP APPR VA,       GLOBAL SEC      GLOBAL SEC VA,        HI INC
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)    CAP APPR VA           SERV               VA               SERV               VA
OPERATIONS
Investment income (loss) -- net           $        (20,348) $       (401,031) $         (1,290) $        (67,326) $        153,978
Net realized gain (loss) on sales of
investments                                       (115,458)           90,111             7,747           330,831          (113,145)
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                        283,720         2,331,035            32,880         1,328,488           (23,664)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          147,914         2,020,115            39,337         1,591,993            17,169
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                           7,936        31,839,931                --           929,040             3,328
Net transfers(1)                                    28,080           768,134            15,408         1,953,304            66,670
Adjustments to net assets allocated to
contracts in payout period                             112                --                --                --                99
Contract terminations:
  Surrender benefits and contract
  charges                                         (890,861)       (1,381,651)          (49,896)         (839,171)         (630,799)
  Death benefits                                   (32,227)         (225,554)          (55,939)         (110,423)          (18,597)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                      (886,960)       31,000,860           (90,427)        1,932,750          (579,299)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  5,203,792        23,048,712           359,288        11,189,974         3,044,558
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      4,464,746  $     56,069,687  $        308,198  $     14,714,717  $      2,482,428
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           3,602,269        19,928,086           218,715         8,636,968         2,446,721
Contract purchase payments                           5,552        27,998,372                --           703,544             2,675
Net transfers(1)                                    20,491           702,272             9,162         1,470,995            52,415
Contract terminations:
  Surrender benefits and contract
  charges                                         (623,916)       (1,213,659)          (28,821)         (638,550)         (509,503)
  Death benefits                                   (22,374)         (192,916)          (32,597)          (90,275)          (14,981)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 2,982,022        47,222,155           166,459        10,082,682         1,977,327
===================================================================================================================================

See accompanying notes to financial statements.

246 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               OPPEN             OPPEN         OPPEN MAIN ST         OPPEN             OPPEN
                                             HI INC VA,         MAIN ST          SM CAP VA,      STRATEGIC BOND    STRATEGIC BOND
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)        SERV               VA               SERV               VA             VA, SERV
OPERATIONS
Investment income (loss) -- net           $        286,942  $            (76) $       (118,905) $         11,653  $      1,407,475
Net realized gain (loss) on sales of
investments                                         13,862            (6,455)          199,802             2,559            83,437
Distributions from capital gains                        --                --           227,518                --                --
Net change in unrealized appreciation or
depreciation of investments                       (264,085)           25,340           407,454            (9,536)         (619,400)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                           36,719            18,809           715,869             4,676           871,512
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                          48,079               240           397,840                --        46,517,918
Net transfers(1)                                   109,662           (34,982)          343,406            34,495         4,594,360
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (395,132)          (23,893)         (530,501)          (33,425)       (3,419,490)
  Death benefits                                  (111,186)          (45,578)         (124,640)               --          (740,735)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                      (348,577)         (104,213)           86,105             1,070        46,952,053
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  5,860,446           531,996         8,530,850           394,351        51,868,463
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      5,548,588  $        446,592  $      9,332,824  $        400,097  $     99,692,028
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           4,721,607           559,506         6,139,264           275,092        42,872,502
Contract purchase payments                          38,687               252           296,286                --        40,094,206
Net transfers(1)                                    82,982           (36,258)          244,972            23,924         3,837,477
Contract terminations:
  Surrender benefits and contract
  charges                                         (316,517)          (25,735)         (383,901)          (23,342)       (2,865,700)
  Death benefits                                   (89,291)          (48,308)          (96,496)               --          (605,397)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 4,437,468           449,457         6,200,125           275,674        83,333,088
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 247

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               PUT VT            PUT VT            PUT VT            PUT VT            PUT VT
                                              DIV INC,          DIV INC,         GLOBAL EQ,        GRO & INC,        GRO & INC,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)       CL IA             CL IB             CL IA             CL IA             CL IB
OPERATIONS
Investment income (loss) -- net           $        281,409  $        172,757  $         (4,915) $         46,311  $         37,050
Net realized gain (loss) on sales of
investments                                       (133,903)          (24,711)         (205,334)           29,885           117,903
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                        (69,607)         (102,358)          313,999           223,705           347,879
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                           77,899            45,688           103,750           299,901           502,832
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                           4,692             5,238             2,052            10,080            71,105
Net transfers(1)                                    54,231            85,988           (43,280)           61,130           162,612
Adjustments to net assets allocated to
contracts in payout period                            (966)               --                --              (763)            1,226
Contract terminations:
  Surrender benefits and contract
  charges                                       (1,325,174)         (451,634)         (352,446)       (2,591,899)         (893,718)
  Death benefits                                   (46,006)          (58,870)           (5,908)          (64,052)         (289,519)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                    (1,313,223)         (419,278)         (399,582)       (2,585,504)         (948,294)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  5,013,746         3,069,986         1,654,925        10,424,697        13,763,480
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      3,778,422  $      2,696,396  $      1,359,093  $      8,139,094  $     13,318,018
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           2,899,120         2,282,623         1,504,105         4,457,301        11,820,670
Contract purchase payments                           2,695             3,884             1,841             4,281            62,198
Net transfers(1)                                    30,946            63,577           (38,557)           25,496           129,986
Contract terminations:
  Surrender benefits and contract
  charges                                         (762,113)         (333,532)         (313,667)       (1,114,820)         (739,255)
  Death benefits                                   (26,428)          (43,647)           (5,376)          (27,286)         (245,644)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 2,144,220         1,972,905         1,148,346         3,344,972        11,027,955
===================================================================================================================================

See accompanying notes to financial statements.

248 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               PUT VT            PUT VT            PUT VT            PUT VT            PUT VT
                                          HEALTH SCIENCES,     HI YIELD,         HI YIELD,            INC,            INTL EQ,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)       CL IB             CL IA             CL IB             CL IB             CL IB
OPERATIONS
Investment income (loss) -- net           $        (38,727) $        138,859  $         91,434  $          4,620  $         28,975
Net realized gain (loss) on sales of
investments                                         36,886          (233,575)          (47,313)             (116)          378,179
Distributions from capital gains                        --                --                --             2,973                --
Net change in unrealized appreciation or
depreciation of investments                        313,347           126,346           (22,496)           (5,622)        2,271,294
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          311,506            31,630            21,625             1,855         2,678,448
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                         147,735             2,487             1,666                --           213,812
Net transfers(1)                                   108,639           (27,499)            1,532            61,599           163,966
Adjustments to net assets allocated to
contracts in payout period                              --              (371)               31                --            (2,234)
Contract terminations:
  Surrender benefits and contract
  charges                                         (184,493)         (694,927)         (209,398)           (9,506)       (2,227,136)
  Death benefits                                        --           (19,043)           (8,078)           (7,722)         (143,418)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                        71,881          (739,353)         (214,247)           44,371        (1,995,010)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  2,659,586         2,236,617         1,472,519           211,373        26,369,076
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      3,042,973  $      1,528,894  $      1,279,897  $        257,599  $     27,052,514
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           2,401,141         1,299,578         1,138,767           183,493        29,460,000
Contract purchase payments                         127,378             1,436             1,291                --           202,644
Net transfers(1)                                    95,706           (16,010)            1,247            55,438           266,026
Contract terminations:
  Surrender benefits and contract
  charges                                         (162,921)         (403,543)         (161,466)           (7,649)       (2,802,710)
  Death benefits                                        --           (11,046)           (6,249)           (6,978)         (170,882)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 2,461,304           870,415           973,590           224,304        26,955,078
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 249

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               PUT VT            PUT VT            PUT VT            PUT VT            PUT VT
                                          INTL GRO & INC,    INTL NEW OPP,        NEW OPP,         RESEARCH,        SM CAP VAL,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)       CL IB             CL IB             CL IA             CL IB             CL IB
OPERATIONS
Investment income (loss) -- net           $            (46) $        (12,847) $        (47,499) $         (1,656) $         (2,919)
Net realized gain (loss) on sales of
investments                                            114            50,058          (331,957)            7,341             1,539
Distributions from capital gains                        --                --                --                --             8,900
Net change in unrealized appreciation or
depreciation of investments                          1,139           295,243           736,032             9,341             3,850
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                            1,207           332,454           356,576            15,026            11,370
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                              --             1,437             7,786             9,286           205,140
Net transfers(1)                                     2,908            53,724          (117,555)            9,539            42,228
Adjustments to net assets allocated to
contracts in payout period                              --                --             5,950                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                           (1,827)         (155,592)       (1,232,640)          (35,485)          (14,284)
  Death benefits                                        --           (12,845)          (32,424)               --            (6,075)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                         1,081          (113,276)       (1,368,883)          (16,660)          227,009
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                      8,086         2,107,728         5,431,988           403,963           150,584
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $         10,374  $      2,326,906  $      4,419,681  $        402,329  $        388,963
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year               6,979         3,042,800         2,927,630           375,014           125,638
Contract purchase payments                              --             1,832             4,159             8,433           166,724
Net transfers(1)                                     2,565            71,165           (62,497)            8,936            35,096
Contract terminations:
  Surrender benefits and contract
  charges                                           (1,588)         (224,439)         (664,809)          (32,400)          (11,677)
  Death benefits                                        --           (18,334)          (17,237)               --            (4,806)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                     7,956         2,873,024         2,187,246           359,983           310,975
===================================================================================================================================

See accompanying notes to financial statements.

250 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               PUT VT            PUT VT            PUT VT
                                               VISTA,           VOYAGER,          VOYAGER,           RVS VP            RVS VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)       CL IB             CL IA             CL IB              BAL            CASH MGMT
OPERATIONS
Investment income (loss) -- net           $       (178,466) $         (3,876) $        (24,708) $        125,974  $        354,613
Net realized gain (loss) on sales of
investments                                       (238,730)         (111,278)         (476,237)         (266,902)               25
Distributions from capital gains                        --                --                --           307,907                --
Net change in unrealized appreciation or
depreciation of investments                      1,741,042           149,548           632,599            75,347                37
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                        1,323,846            34,394           131,654           242,326           354,675
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                          74,987             1,762             3,792            18,816        14,077,791
Net transfers(1)                                  (522,430)             (554)         (150,954)          406,864        (7,509,899)
Adjustments to net assets allocated to
contracts in payout period                          (1,725)              (66)               29              (855)            2,049
Contract terminations:
  Surrender benefits and contract
  charges                                       (1,146,404)         (182,207)         (345,341)       (2,224,160)       (6,950,709)
  Death benefits                                  (247,315)           (4,202)          (58,203)         (190,459)         (823,993)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                    (1,842,887)         (185,267)         (550,677)       (1,989,794)       (1,204,761)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                 13,950,031           970,675         3,861,544        11,890,217        29,764,154
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     13,430,990  $        819,802  $      3,442,521  $     10,142,749  $     28,914,068
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year          23,064,963           746,982         3,108,016         8,243,871        27,672,800
Contract purchase payments                         121,715             1,373             3,099            14,409        14,176,200
Net transfers(1)                                  (841,925)             (387)         (122,309)          241,692         3,512,426
Contract terminations:
  Surrender benefits and contract
  charges                                       (1,978,057)         (140,903)         (281,347)       (1,277,872)      (17,975,507)
  Death benefits                                  (406,990)           (3,257)          (49,107)         (132,827)         (728,955)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                19,959,706           603,808         2,658,352         7,089,273        26,656,964
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 251

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               RVS VP            RVS VP            RVS VP            RVS VP            RVS VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)      DIV BOND         DIV EQ INC        EMER MKTS            GRO          HI YIELD BOND
OPERATIONS
Investment income (loss) -- net           $        917,139  $         87,267  $       (359,844) $         (9,268) $      1,012,643
Net realized gain (loss) on sales of
investments                                        (53,075)          460,055           248,591            (4,489)          101,644
Distributions from capital gains                        --         2,982,754         1,860,975                --                --
Net change in unrealized appreciation or
depreciation of investments                       (587,354)        2,396,811         6,694,236            71,965          (553,541)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          276,710         5,926,887         8,443,958            58,208           560,746
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                         529,800        65,366,710        28,887,494            60,148        17,140,277
Net transfers(1)                                   815,055         2,026,407        (4,056,595)           12,136        (2,392,391)
Adjustments to net assets allocated to
contracts in payout period                          (1,009)               --                --                --                13
Contract terminations:
  Surrender benefits and contract
  charges                                       (3,372,464)       (1,556,664)         (772,038)          (75,974)       (1,662,259)
  Death benefits                                  (492,031)         (192,521)         (115,334)           (7,369)         (205,009)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                    (2,520,649)       65,643,932        23,943,527           (11,059)       12,880,631
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                 40,366,906        17,311,663        11,078,368           799,824        15,491,954
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     38,122,967  $     88,882,482  $     43,465,853  $        846,973  $     28,933,331
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year          31,737,238        12,503,822         9,385,791         1,450,031        13,630,806
Contract purchase payments                         447,504        47,446,555        22,225,473            79,162        15,324,701
Net transfers(1)                                   588,076         1,523,732        (2,969,685)           15,910        (2,072,441)
Contract terminations:
  Surrender benefits and contract
  charges                                       (2,340,502)       (1,104,241)         (587,862)         (130,778)       (1,447,021)
  Death benefits                                  (389,256)         (136,959)          (88,430)           (5,473)         (182,034)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                30,043,060        60,232,909        27,965,287         1,408,852        25,254,011
===================================================================================================================================

See accompanying notes to financial statements.

252 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               RVS VP            RVS VP            RVS VP            RVS VP            RVS VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)      INC OPP           INTL OPP         LG CAP EQ         LG CAP VAL       MID CAP GRO
OPERATIONS
Investment income (loss) -- net           $        464,352  $           (280) $       (384,963) $            (11) $        (91,416)
Net realized gain (loss) on sales of
investments                                        457,187          (212,102)          (48,042)              132            85,001
Distributions from capital gains                     1,132                --                --             2,673           325,867
Net change in unrealized appreciation or
depreciation of investments                       (750,473)          472,564         4,624,491               716           309,565
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          172,198           260,182         4,191,486             3,510           629,017
===================================================================================================================================
CONTRACT TRANSACTIONS
Contract purchase payments                         378,303           127,631        34,339,403            66,129         2,588,697
Net transfers(1)                                   (26,302)          (45,726)         (953,656)              919          (380,118)
Adjustments to net assets allocated to
contracts in payout period                              --              (378)             (500)               --                --
Contract terminations:
  Surrender benefits and contract
  charges                                      (16,838,641)         (465,326)       (4,550,687)           (2,131)         (196,865)
  Death benefits                                        --           (13,324)         (560,941)               --           (30,357)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                   (16,486,640)         (397,123)       28,273,619            64,917         1,981,357
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                 16,390,419         2,515,079        53,074,582            48,534         3,591,571
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $         75,977  $      2,378,138  $     85,539,687  $        116,961  $      6,201,945
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year          15,060,228         1,983,475        57,069,558            43,176         2,931,488
Contract purchase payments                          24,474           109,953        38,960,123            60,250         2,212,982
Net transfers(1)                                   (24,426)          (35,951)         (908,854)              840          (299,046)
Contract terminations:
  Surrender benefits and contract
  charges                                      (15,008,229)         (361,796)       (4,490,721)           (1,540)         (159,938)
  Death benefits                                        --           (10,127)         (626,494)               --           (25,380)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                    52,047         1,685,554        90,003,612           102,726         4,660,106
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 253

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               RVS VP            RVS VP            RVS VP            RVS VP            RVS VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)      NEW DIM           S&P 500          SELECT VAL      SHORT DURATION      SM CAP ADV
OPERATIONS
Investment income (loss) -- net           $       (161,091) $         20,205  $            (72) $        592,126  $        (74,756)
Net realized gain (loss) on sales of
investments                                       (253,631)          238,082                 6          (180,801)          172,626
Distributions from capital gains                        --            49,252               278                --           678,106
Net change in unrealized appreciation or
depreciation of investments                        367,540           297,189               (79)         (346,242)         (607,912)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          (47,182)          604,728               133            65,083           168,064
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                         336,988           709,468            15,400         7,940,354            34,446
Net transfers(1)                                    72,182           292,906               (16)       (1,094,492)          141,447
Adjustments to net assets allocated to
contracts in payout period                          (6,128)           (4,831)               --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                       (1,461,562)         (835,101)              (56)       (3,758,711)         (407,660)
  Death benefits                                  (281,549)          (91,759)               --          (419,079)          (72,867)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                    (1,340,069)           70,683            15,328         2,668,072          (304,634)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                 21,999,494        19,455,002             2,772        38,866,027         5,495,689
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     20,612,243  $     20,130,413  $         18,233  $     41,599,182  $      5,359,119
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year          26,604,994        20,888,467             1,504        34,306,842         4,473,779
Contract purchase payments                         460,762           633,084            14,314         7,517,886            30,315
Net transfers(1)                                   110,115           267,143                --          (944,913)           96,856
Contract terminations:
  Surrender benefits and contract
  charges                                       (1,801,312)         (904,068)               --        (3,310,853)         (320,217)
  Death benefits                                  (339,310)          (92,627)               --          (366,816)          (59,216)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                25,035,249        20,791,999            15,818        37,202,146         4,221,517
===================================================================================================================================

See accompanying notes to financial statements.

254 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               RVS VP            RVS VP            ROYCE             ROYCE            STI CVT
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)     SM CAP VAL      STRATEGY AGGR       MICRO-CAP           SM-CAP           CAP APPR
OPERATIONS
Investment income (loss) -- net           $       (645,675) $        (49,846) $        (45,497) $        (57,358) $        (41,075)
Net realized gain (loss) on sales of
investments                                         82,908          (683,490)          109,008           152,241             5,897
Distributions from capital gains                 4,504,729                --            69,791            39,584                --
Net change in unrealized appreciation or
depreciation of investments                       (778,333)          984,776           249,211           103,619            30,013
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                        3,163,629           251,440           382,513           238,086            (5,165)
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                      44,069,502             4,789            10,773             9,819         2,713,381
Net transfers(1)                                   332,790           (93,658)         (503,047)         (263,769)          190,550
Adjustments to net assets allocated to
contracts in payout period                              --              (334)               --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                       (1,629,305)         (840,098)         (349,585)         (225,874)         (129,144)
  Death benefits                                  (326,334)          (23,157)          (32,289)          (15,193)          (12,580)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                    42,446,653          (952,458)         (874,148)         (495,017)        2,762,207
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                 24,692,902         4,314,816         4,985,920         3,997,218         2,086,171
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     70,303,184  $      3,613,798  $      4,494,285  $      3,740,287  $      4,843,213
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year          19,541,886         3,193,515         2,287,386         1,743,366         1,750,871
Contract purchase payments                      35,760,750             3,564             4,553             4,075         2,448,381
Net transfers(1)                                   311,501           (68,033)         (243,798)         (116,321)          174,303
Contract terminations:
  Surrender benefits and contract
  charges                                       (1,302,797)         (627,538)         (160,535)          (96,529)         (113,055)
  Death benefits                                  (267,171)          (17,377)          (15,258)           (7,352)          (12,284)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                54,044,169         2,484,131         1,872,348         1,527,239         4,248,216
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 255

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                                                  STI CVT           STI CVT
                                              STI CVT           STI CVT            LG CAP            LG CAP           STI CVT
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)      INTL EQ        INVEST GR BOND     RELATIVE VAL         VAL EQ          MID-CAP EQ
OPERATIONS
Investment income (loss) -- net           $          1,462  $         13,136  $         (2,663) $          1,192  $         (1,820)
Net realized gain (loss) on sales of
investments                                            561               110             7,667             8,289             4,546
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                         11,213            (9,490)           41,010             5,657            22,039
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                           13,236             3,756            46,014            15,138            24,765
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                          42,889             2,620            12,661            13,359               379
Net transfers(1)                                    46,285            35,669            97,629            32,677           (14,158)
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                             (451)          (17,456)          (14,710)          (29,481)           (2,657)
  Death benefits                                        --           (14,886)           (8,117)               --                --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                        88,723             5,947            87,463            16,555           (16,436)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                     41,042           535,705           547,212           635,003           206,187
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $        143,001  $        545,408  $        680,689  $        666,696  $        214,516
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year              24,004           510,775           402,633           447,647           140,888
Contract purchase payments                          25,605             2,549             8,468             9,973               247
Net transfers(1)                                    26,413            33,930            69,069            23,297            (9,058)
Contract terminations:
  Surrender benefits and contract
  charges                                             (227)          (16,578)           (9,810)          (20,311)           (1,691)
  Death benefits                                        --           (14,198)           (5,311)               --                --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                    75,795           516,478           465,049           460,606           130,386
===================================================================================================================================

See accompanying notes to financial statements.

256 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                              STI CVT                            VANK LIT          VANK LIT          VANK UIF
                                               SM CAP                            COMSTOCK,         GRO & INC,      U.S. REAL EST,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)       VAL EQ        THIRD AVE VAL         CL II             CL II              CL I
OPERATIONS
Investment income (loss) -- net           $        (28,749) $        (11,870) $       (984,231) $        (26,018) $         (3,687)
Net realized gain (loss) on sales of
investments                                         35,195           259,905           164,485           113,603            94,607
Distributions from capital gains                   387,189           113,453         2,182,034           134,190            54,534
Net change in unrealized appreciation or
depreciation of investments                         (6,249)          295,530         3,358,241           234,538           159,229
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          387,386           657,018         4,720,529           456,313           304,683
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                       1,974,927             6,380       106,078,979           165,815            23,412
Net transfers(1)                                  (147,573)          809,736         3,831,048           185,459           (85,929)
Adjustments to net assets allocated to
contracts in payout period                              --               255                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (110,507)         (556,750)       (3,319,219)         (271,403)          (28,583)
  Death benefits                                   (36,269)         (139,739)         (733,652)         (137,432)          (24,964)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                     1,680,578           119,882       105,857,156           (57,561)         (116,064)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  1,987,798         5,190,415        51,758,869         5,381,767         2,081,900
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      4,055,762  $      5,967,315  $    162,336,554  $      5,780,519  $      2,270,519
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           1,361,878         2,369,349        38,968,513         3,970,169         1,200,661
Contract purchase payments                       1,403,951             2,918        82,673,095           120,119            13,481
Net transfers(1)                                  (102,089)          337,892         2,879,596           140,572           (49,525)
Contract terminations:
  Surrender benefits and contract
  charges                                          (74,526)         (247,844)       (2,566,890)         (197,116)          (15,851)
  Death benefits                                   (25,515)          (62,827)         (550,612)          (96,328)          (12,309)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 2,563,699         2,399,488       121,403,702         3,937,416         1,136,457
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 257

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                              VANK UIF                                                               WF ADV VT
                                           U.S. REAL EST,        WANGER            WANGER          WF ADV VT         C&B LG CAP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)       CL II          INTL SM CAP        U.S. SM CO       ASSET ALLOC           VAL
OPERATIONS
Investment income (loss) -- net           $        (16,979) $       (224,231) $       (395,675) $        209,351  $        (30,639)
Net realized gain (loss) on sales of
investments                                         86,633           191,100            96,863            28,456            61,500
Distributions from capital gains                    94,606                --                --           707,106                --
Net change in unrealized appreciation or
depreciation of investments                        419,256         4,622,926         3,021,728           156,150            57,850
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          583,516         4,589,795         2,722,916         1,101,063            88,711
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                       2,616,840        23,550,822        26,000,788           287,342            71,044
Net transfers(1)                                  (360,575)       (1,528,749)         (774,776)         (340,143)          643,875
Adjustments to net assets allocated to
contracts in payout period                              --                --                --            15,838                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (139,390)         (766,990)         (881,506)       (2,511,299)         (948,179)
  Death benefits                                   (41,351)         (138,979)         (116,197)         (191,582)           (8,064)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                     2,075,524        21,116,104        24,228,309        (2,739,844)         (241,324)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  1,802,995        11,135,475        11,757,746        33,485,146         4,662,873
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      4,462,035  $     36,841,374  $     38,708,971  $     31,846,365  $      4,510,260
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           1,311,069         9,987,906         9,792,140        33,126,317         4,563,552
Contract purchase payments                       1,886,613        18,487,634        21,429,589           262,310            70,305
Net transfers(1)                                  (241,629)       (1,165,821)         (618,444)         (340,570)          637,437
Contract terminations:
  Surrender benefits and contract
  charges                                          (99,899)         (618,972)         (698,633)       (2,468,118)         (924,076)
  Death benefits                                   (27,958)         (117,122)          (95,096)         (190,077)           (7,827)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 2,828,196        26,573,625        29,809,556        30,389,862         4,339,391
===================================================================================================================================

See accompanying notes to financial statements.

258 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                             WF ADV VT         WF ADV VT         WF ADV VT         WF ADV VT         WF ADV VT
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)       EQ INC          INTL CORE         LG CO CORE        LG CO GRO         MONEY MKT
OPERATIONS
Investment income (loss) -- net           $        (11,406) $         14,474  $        (18,354) $       (543,997) $        122,911
Net realized gain (loss) on sales of
investments                                        273,332            38,642           (15,611)         (808,474)                4
Distributions from capital gains                        --            74,819                --                --             2,359
Net change in unrealized appreciation or
depreciation of investments                        663,572            93,254           (52,983)        3,562,034                --
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          925,498           221,189           (86,948)        2,209,563           125,274
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                       4,530,693            26,490             5,556        17,841,186         2,565,247
Net transfers(1)                                  (371,279)          190,065            84,796          (985,280)         (632,045)
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --            (8,026)
Contract terminations:
  Surrender benefits and contract
  charges                                       (1,614,279)         (161,873)         (163,029)       (3,106,450)       (2,028,510)
  Death benefits                                  (137,631)          (33,519)          (32,686)         (482,865)         (128,129)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                     2,407,504            21,163          (105,363)       13,266,591          (231,463)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                 21,529,601         2,686,807         2,335,583        37,475,361        11,366,999
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     24,862,603  $      2,929,159  $      2,143,272  $     52,951,515  $     11,260,810
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year          18,931,554         3,414,954         3,514,736        54,367,554        10,934,897
Contract purchase payments                       4,027,308            33,930             5,821        21,827,041         2,549,968
Net transfers(1)                                  (327,130)          237,048           132,527        (1,451,506)         (484,336)
Contract terminations:
  Surrender benefits and contract
  charges                                       (1,402,025)         (203,167)         (258,177)       (4,624,990)       (2,095,566)
  Death benefits                                  (117,976)          (40,746)          (54,094)         (724,217)         (123,747)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                21,111,731         3,442,019         3,340,813        69,393,882        10,781,216
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 259

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                                   SEGREGATED ASSET SUBACCOUNTS
                                                                                                ----------------------------------
                                                                                                                     WF ADV VT
                                                                                                    WF ADV VT      TOTAL RETURN
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                                                           SM CAP GRO           BOND
OPERATIONS
Investment income (loss) -- net                                                                 $        (83,360) $        424,016
Net realized gain (loss) on sales of investments                                                        (293,864)          (43,702)
Distributions from capital gains                                                                              --            83,867
Net change in unrealized appreciation or depreciation of investments                                     629,184          (406,239)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                                          251,960            57,942
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                                                                42,517        13,240,885
Net transfers(1)                                                                                        (116,336)         (180,665)
Adjustments to net assets allocated to contracts in payout period                                             --                --
Contract terminations:
  Surrender benefits and contract charges                                                               (577,086)       (1,358,533)
  Death benefits                                                                                         (60,635)         (128,979)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                                                          (711,540)       11,572,708
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                                                        6,389,004        14,552,923
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                                                       $      5,929,424  $     26,183,573
===================================================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                                                                16,045,385        11,723,456
Contract purchase payments                                                                               110,989        11,372,566
Net transfers(1)                                                                                        (299,694)          (54,737)
Contract terminations:
  Surrender benefits and contract charges                                                             (1,482,442)       (1,086,040)
  Death benefits                                                                                        (163,065)         (110,347)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                                                      14,211,173        21,844,898
===================================================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from
    (to) American Enterprise Life's fixed account.
(2) For the period Feb. 25, 2005 (commencement of operations) to Dec. 31, 2005.

See accompanying notes to financial statements.

260 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               AIM VI            AIM VI            AIM VI            AIM VI            AIM VI
                                             BASIC VAL,        CAP APPR,         CAP APPR,          CAP DEV,          CAP DEV,
YEAR ENDED DECEMBER 31, 2004                   SER II            SER I             SER II            SER II            SER I
OPERATIONS
Investment income (loss) -- net           $       (262,230) $       (266,821) $        (15,955) $        (37,490) $        (20,862)
Net realized gain (loss) on sales of
investments                                         95,134          (472,727)            6,093            49,085            17,105
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                      2,571,220         1,639,622            73,982           290,407           232,873
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                        2,404,124           900,074            64,120           302,002           229,116
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                      17,833,692           519,523           491,640            43,661           629,646
Net transfers(1)                                 2,290,889          (180,964)          197,343           (70,762)          426,583
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (626,889)       (1,129,091)          (65,248)         (207,169)          (14,754)
  Death benefits                                   (18,499)         (341,852)               --          (154,837)               --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                    19,479,193        (1,132,384)          623,735          (389,107)        1,041,475
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                 10,211,561        19,436,694           678,329         2,553,614         1,019,683
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     32,094,878  $     19,204,384  $      1,366,184  $      2,466,509  $      2,290,274
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           9,588,573        30,258,022           617,061         2,561,973           946,588
Contract purchase payments                      16,154,989           879,501           480,343            45,709           520,639
Net transfers(1)                                 2,018,653          (423,957)          165,221           (75,953)          359,434
Contract terminations:
  Surrender benefits and contract
  charges                                         (559,594)       (1,824,638)          (56,121)         (211,667)          (13,077)
  Death benefits                                   (16,403)         (573,204)               --          (173,915)               --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                27,186,218        28,315,724         1,206,504         2,146,147         1,813,584
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 261

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               AIM VI            AIM VI            AIM VI            AIM VI            AIM VI
                                              CORE EQ,        DEMO TRENDS,       INTL GRO,      MID CAP CORE EQ,    PREMIER EQ,
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)     SER I             SER I             SER I           SER II(2)           SER I
OPERATIONS
Investment income (loss) -- net           $        (25,334) $        (14,925) $        (21,985) $        (19,841) $       (351,918)
Net realized gain (loss) on sales of
investments                                       (191,060)          (16,534)         (135,678)           (3,570)       (1,910,018)
Distributions from capital gains                        --                --                --           169,693                --
Net change in unrealized appreciation or
depreciation of investments                        582,516           108,673           698,666           105,899         3,744,608
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          366,122            77,214           541,003           252,181         1,482,672
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                          18,495               784             7,188         4,042,133           150,539
Net transfers(1)                                  (126,744)          (42,349)         (150,101)           39,419        (1,689,036)
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --            (6,024)
Contract terminations:
  Surrender benefits and contract
  charges                                         (660,289)          (33,743)         (409,163)          (26,549)       (2,204,516)
  Death benefits                                   (51,812)          (87,429)          (20,348)           (1,542)         (833,196)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                      (820,350)         (162,737)         (572,424)        4,053,461        (4,582,233)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  5,524,097         1,278,334         2,822,576                --        40,401,913
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      5,069,869  $      1,192,811  $      2,791,155  $      4,305,642  $     37,302,352
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           4,902,906         2,418,504         2,748,442                --        58,295,203
Contract purchase payments                          16,217             1,774             6,604         3,986,787           238,709
Net transfers(1)                                  (109,103)          (85,426)         (137,855)           39,746        (2,543,123)
Contract terminations:
  Surrender benefits and contract
  charges                                         (577,133)          (62,610)         (375,444)          (24,167)       (3,028,382)
  Death benefits                                   (45,156)         (161,624)          (18,852)           (1,555)       (1,254,259)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 4,187,731         2,110,618         2,222,895         4,000,811        51,708,148
===================================================================================================================================

See accompanying notes to financial statements.

262 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               AIM VI            AB VPS            AB VPS            AB VPS            AB VPS
                                            PREMIER EQ,       GLOBAL TECH,       GRO & INC,        INTL VAL,        LG CAP GRO,
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)     SER II             CL B              CL B            CL B(2)             CL B
OPERATIONS
Investment income (loss) -- net           $         (2,536) $        (90,746) $       (152,805) $        (72,135) $       (177,066)
Net realized gain (loss) on sales of
investments                                          1,770          (288,754)          273,367             9,738          (492,486)
Distributions from capital gains                        --                --                --             3,061                --
Net change in unrealized appreciation or
depreciation of investments                         14,988           586,624         2,683,430         2,088,141         1,516,297
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                           14,222           207,124         2,803,992         2,028,805           846,745
===================================================================================================================================
CONTRACT TRANSACTIONS
Contract purchase payments                         125,887           496,409         2,427,689        15,078,985           536,892
Net transfers(1)                                    86,340            82,190         2,857,269          (540,573)         (363,639)
Adjustments to net assets allocated to
contracts in payout period                              --                --              (776)               --                --
Contract terminations:
  Surrender benefits and contract
  charges                                          (32,503)         (318,890)       (1,626,022)          (94,494)         (613,562)
  Death benefits                                        --          (100,400)         (445,849)          (33,510)         (310,113)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                       179,724           159,309         3,212,311        14,410,408          (750,422)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                    155,413         6,355,219        26,004,202                --        13,254,670
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $        349,359  $      6,721,652  $     32,020,505  $     16,439,213  $     13,350,993
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year             160,485        13,781,733        26,622,413                --        23,218,966
Contract purchase payments                         122,725           630,481         2,133,071        14,355,361           686,436
Net transfers(1)                                    83,732          (192,576)        2,753,149          (486,861)         (800,557)
Contract terminations:
  Surrender benefits and contract
  charges                                          (27,115)         (696,235)       (1,606,415)          (85,357)       (1,080,530)
  Death benefits                                        --          (243,187)         (443,018)          (33,519)         (565,304)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                   339,827        13,280,216        29,459,200        13,749,624        21,459,011
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 263

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               AB VPS            AB VPS            AC VP             AC VP             AC VP
                                            BAL SHARES,     U.S. GOVT/HI GR,     INC & GRO,     INFLATION PROT,        INTL,
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)      CL B              CL B              CL I            CL II(2)          CL II(2)
OPERATIONS
Investment income (loss) -- net           $         10,667  $         47,928  $            942  $        157,682  $           (126)
Net realized gain (loss) on sales of
investments                                          7,447             7,023           (20,910)           18,122                23
Distributions from capital gains                        --           116,494                --                --                --
Net change in unrealized appreciation or
depreciation of investments                         64,163           (90,344)          229,202           432,359             3,190
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                           82,277            81,101           209,234           608,163             3,087
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                         380,775           142,754             2,293        32,553,468            20,109
Net transfers(1)                                   173,703           (30,544)           25,231           203,708                --
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                          (34,224)         (208,899)         (231,566)         (231,965)             (106)
  Death benefits                                        --           (22,822)          (22,554)          (36,539)               --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                       520,254          (119,511)         (226,596)       32,488,672            20,003
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                    783,438         4,022,651         2,020,872                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      1,385,969  $      3,984,241  $      2,003,510  $     33,096,835  $         23,090
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year             719,430         3,277,578         1,719,773                --                --
Contract purchase payments                         343,222           114,192             1,919        31,519,230            19,885
Net transfers(1)                                   157,325           (22,188)           19,968           190,281                --
Contract terminations:
Surrender benefits and contract charges            (30,626)         (166,874)         (192,557)         (203,152)               --
Death benefits                                          --           (18,060)          (18,802)          (36,509)               --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 1,189,351         3,184,648         1,530,301        31,469,850            19,885
===================================================================================================================================

See accompanying notes to financial statements.

264 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               AC VP             AC VP             AC VP             BARON              COL
                                               ULTRA,             VAL,              VAL,           CAP ASSET,       SM CAP VAL,
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)    CL II(2)            CL I            CL II(2)            INS            VS CL B(2)
OPERATIONS
Investment income (loss) -- net           $        (54,482) $         (7,604) $           (594) $        (41,682) $           (280)
Net realized gain (loss) on sales of
investments                                        (18,033)           72,835                41           147,524               480
Distributions from capital gains                        --            15,806                --                --             2,379
Net change in unrealized appreciation or
depreciation of investments                        826,332           156,461             9,836           469,805            10,908
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          753,817           237,498             9,283           575,647            13,487
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                      10,487,160             3,182           136,201            43,554            81,724
Net transfers(1)                                   124,363            52,882             2,260           250,987            13,533
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                          (65,899)         (210,838)             (318)         (506,356)             (470)
  Death benefits                                    (5,197)          (35,393)               --           (59,825)               --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                    10,540,427          (190,167)          138,143          (271,640)           94,787
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                         --         1,996,974                --         2,718,224                --
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     11,294,244  $      2,044,305  $        147,426  $      3,022,231  $        108,274
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                  --         1,280,375                --         2,271,146                --
Contract purchase payments                      10,579,471             1,970           132,516            35,766            76,441
Net transfers(1)                                   126,786            32,294             2,015           182,993            14,903
Contract terminations:
  Surrender benefits and contract
  charges                                          (64,240)         (130,352)               --          (403,435)               --
  Death benefits                                    (5,377)          (21,657)               --           (48,031)               --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                10,636,640         1,162,630           134,531         2,038,439            91,344
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 265

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                COL               COL             DREY IP           DREY IP
                                             HI YIELD,         HI YIELD,             CS          MIDCAP STOCK,       TECH GRO,
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)    VS CL A          VS CL B(2)       MID-CAP GRO         SERV(2)           SERV(2)
OPERATIONS
Investment income (loss) -- net           $         31,477  $        240,684  $         (7,285) $           (151) $        (23,850)
Net realized gain (loss) on sales of
investments                                          1,520            15,749            19,128               617           (25,981)
Distributions from capital gains                        --                --                --             1,166                --
Net change in unrealized appreciation or
depreciation of investments                          9,991           (48,883)           28,498             3,420           412,740
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                           42,988           207,550            40,341             5,052           362,909
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                           2,333         8,668,402                --            22,997         4,561,148
Net transfers(1)                                   171,233            69,199          (139,506)           22,882           (20,460)
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                          (27,673)          (78,358)          (19,888)             (437)          (28,445)
  Death benefits                                    (8,515)               --                --                --           (12,060)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                       137,378         8,659,243          (159,394)           45,442         4,500,183
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                    617,973                --           485,488                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $        798,339  $      8,866,793  $        366,435  $         50,494  $      4,863,092
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year             513,940                --           664,151                --                --
Contract purchase payments                           1,904         8,497,651                --            20,891         4,775,655
Net transfers(1)                                   141,339            65,357          (181,665)           22,348            (9,529)
Contract terminations:
  Surrender benefits and contract
  charges                                          (22,560)          (58,829)          (27,110)               --           (27,180)
  Death benefits                                    (6,701)               --                --                --           (13,584)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                   627,922         8,504,179           455,376            43,239         4,725,362
===================================================================================================================================

See accompanying notes to financial statements.

266 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                DREY            DREY VIF          DREY VIF         DREY VIF           DREY VIF
                                           SOC RESP GRO,          APPR,          DISC STOCK,       INTL VAL,        SM CO STOCK,
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)      INIT             SERV(2)             INIT           SERV(2)             INIT
OPERATIONS
Investment income (loss) -- net           $        (23,694) $          4,600  $           (281) $            242  $           (344)
Net realized gain (loss) on sales of
investments                                       (111,688)               52           (40,960)               33               408
Distributions from capital gains                        --                --                --               800             1,611
Net change in unrealized appreciation or
depreciation of investments                        239,676            19,766            64,460             2,805             2,198
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          104,294            24,418            23,219             3,880             3,873
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                         180,684           481,020               120            58,763               120
Net transfers(1)                                   (55,507)           33,181          (124,738)           15,194              (127)
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                          (95,374)             (694)           (6,204)             (218)              (19)
  Death benefits                                   (28,308)               --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                         1,495           513,507          (130,822)           73,739               (26)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  2,314,326                --           475,858                --            23,164
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      2,420,115  $        537,925  $        368,255  $         77,619  $         27,011
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           3,777,741                --           587,856                --            17,507
Contract purchase payments                         294,127           489,588               148            50,207                87
Net transfers(1)                                  (101,749)           32,991          (152,656)           16,270              (110)
Contract terminations:
  Surrender benefits and contract
  charges                                         (153,771)               --            (7,656)               --               (14)
  Death benefits                                   (48,126)               --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 3,768,222           522,579           427,692            66,477            17,470
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 267

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                                                   EG VA             EG VA
                                               EG VA             EG VA          FUNDAMENTAL       FUNDAMENTAL          EG VA
                                                BAL,           CORE BOND,         LG CAP,           LG CAP,             GRO,
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)        CL 2              CL 2              CL 1              CL 2              CL 2
OPERATIONS
Investment income (loss) -- net           $        (11,937) $        573,169  $            418  $        (20,444) $        (50,513)
Net realized gain (loss) on sales of
investments                                          6,667           (10,449)           16,502            34,713            34,886
Distributions from capital gains                        --           123,480                --                --                --
Net change in unrealized appreciation or
depreciation of investments                         97,923          (170,857)           56,825           738,289           471,725
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                           92,653           515,343            73,745           752,558           456,098
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                         878,254        14,175,969             2,551         3,622,993         1,188,849
Net transfers(1)                                    69,248         1,346,340           276,784         1,073,924           512,400
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                          (31,214)         (753,693)         (107,566)         (382,841)         (143,932)
  Death benefits                                   (19,777)         (229,599)          (10,550)          (13,868)             (630)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                       896,511        14,539,017           161,219         4,300,208         1,556,687
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  1,241,430        13,245,514           859,776         5,997,445         2,574,722
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      2,230,594  $     28,299,874  $      1,094,740  $     11,050,211  $      4,587,507
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           1,087,609        12,588,524           884,588         4,852,856         1,927,353
Contract purchase payments                         783,544        13,531,576             2,621         3,074,119           990,495
Net transfers(1)                                    59,363         1,286,668           279,161           885,254           374,828
Contract terminations:
  Surrender benefits and contract
  charges                                          (27,246)         (711,072)         (112,781)         (317,090)         (109,417)
  Death benefits                                   (17,266)         (217,623)          (11,084)          (11,532)             (540)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 1,886,004        26,478,073         1,042,505         8,483,607         3,182,719
===================================================================================================================================

See accompanying notes to financial statements.

268 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               EG VA             EG VA             EG VA             EG VA             EG VA
                                              HI INC,           INTL EQ,          INTL EQ,           OMEGA,            OMEGA,
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)        CL 2              CL 1              CL 2              CL 1              CL 2
OPERATIONS
Investment income (loss) -- net           $        618,205  $          2,357  $        (17,570) $        (60,179) $       (174,148)
Net realized gain (loss) on sales of
investments                                         20,542            14,592           151,718            11,556            56,766
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                        166,857           289,820         1,923,402           315,778         1,025,633
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          805,604           306,769         2,057,550           267,155           908,251
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                       6,735,922            61,738         4,567,634            42,300         8,604,374
Net transfers(1)                                   930,687           409,070         1,122,438            60,260         1,339,558
Adjustments to net assets allocated to
contracts in payout period                              --              (732)               --              (474)               --
Contract terminations:
  Surrender benefits and contract
  charges                                         (462,229)          (52,367)         (475,603)         (238,917)         (476,926)
  Death benefits                                   (61,033)         (114,141)           (7,390)          (80,528)          (14,370)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                     7,143,347           303,568         5,207,079          (217,359)        9,452,636
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  7,615,864         1,425,792         7,761,967         4,941,640         7,543,829
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     15,564,815  $      2,036,129  $     15,026,596  $      4,991,436  $     17,904,716
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           6,425,994         1,363,738         6,397,339         7,047,468         5,678,556
Contract purchase payments                       5,796,594            58,978         3,835,405            59,187         7,240,565
Net transfers(1)                                   771,651           387,149           902,076            73,440         1,041,697
Contract terminations:
  Surrender benefits and contract
  charges                                         (377,529)          (48,701)         (381,896)         (343,882)         (375,760)
  Death benefits                                   (49,681)         (106,447)           (6,187)         (113,120)          (11,340)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                12,567,029         1,654,717        10,746,737         6,723,093        13,573,718
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 269

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               EG VA             EG VA             EG VA             EG VA            FID VIP
                                            SPECIAL VAL,      SPECIAL VAL,     STRATEGIC INC,    STRATEGIC INC,         BAL,
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)        CL 1              CL 2              CL 1              CL 2            SERV CL
OPERATIONS
Investment income (loss) -- net           $        (18,362) $        (54,296) $        190,720  $        825,751  $          4,321
Net realized gain (loss) on sales of
investments                                        149,949           153,301            70,411            19,014             4,131
Distributions from capital gains                    76,698           126,247            50,815           214,164                --
Net change in unrealized appreciation or
depreciation of investments                      1,429,864         2,181,246            69,366           426,005            13,743
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                        1,638,149         2,406,498           381,312         1,484,934            22,195
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                         175,921         6,290,193           172,910        15,292,237                --
Net transfers(1)                                   863,625         1,470,755           107,420         1,958,280           (16,904)
Adjustments to net assets allocated to
contracts in payout period                              --                --            (5,105)               --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (427,819)         (418,979)         (474,135)         (314,455)          (33,810)
  Death benefits                                  (188,186)          (43,295)         (109,689)         (140,995)           (4,389)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                       423,541         7,298,674          (308,599)       16,795,067           (55,103)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  8,378,638         7,454,483         5,740,506         7,531,335           576,303
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     10,440,328  $     17,159,655  $      5,813,219  $     25,811,336  $        543,395
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           5,551,670         6,070,072         3,970,192         6,259,908           590,991
Contract purchase payments                         108,634         5,147,312           120,465        13,088,843                --
Net transfers(1)                                   544,246         1,166,785            67,238         1,612,965           (16,715)
Contract terminations:
  Surrender benefits and contract
  charges                                         (267,726)         (324,675)         (326,346)         (261,126)          (34,603)
  Death benefits                                  (118,469)          (32,988)          (77,159)         (114,172)           (4,459)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 5,818,355        12,026,506         3,754,390        20,586,418           535,214
===================================================================================================================================

See accompanying notes to financial statements.

270 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                              FID VIP           FID VIP           FID VIP           FID VIP           FID VIP
                                                BAL,          CONTRAFUND,       CONTRAFUND,        DYN APPR,         GRO & INC,
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)     SERV CL 2          SERV CL          SERV CL 2         SERV CL 2          SERV CL
OPERATIONS
Investment income (loss) -- net           $           (249) $       (149,766) $       (607,521) $        (18,487) $        (50,294)
Net realized gain (loss) on sales of
investments                                            271           201,171           145,916            18,414            22,763
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                          7,731         1,990,387         8,203,794            (4,057)          300,321
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                            7,753         2,041,792         7,742,189            (4,130)          272,790
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                          65,443           131,417        44,421,333           136,590           674,683
Net transfers(1)                                    27,924         2,001,494         6,222,719           (12,360)          516,019
Adjustments to net assets allocated to
contracts in payout period                              --              (575)               --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                           (4,036)         (763,677)       (1,479,312)          (47,604)         (470,810)
  Death benefits                                        --          (125,292)         (116,539)          (14,113)          (90,469)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                        89,331         1,243,367        49,048,201            62,513           629,423
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                    148,852        13,633,927        22,676,279         1,352,736         6,396,636
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $        245,936  $     16,919,086  $     79,466,669  $      1,411,119  $      7,298,849
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year             144,616        14,259,926        19,724,386         1,262,897         7,112,027
Contract purchase payments                          62,535           131,672        38,547,267           130,962           746,693
Net transfers(1)                                    27,102         2,046,590         5,296,611           (13,944)          558,313
Contract terminations:
  Surrender benefits and contract
  charges                                           (3,842)         (772,639)       (1,248,934)          (46,485)         (524,383)
  Death benefits                                        --          (132,394)          (93,967)          (13,977)          (98,208)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                   230,411        15,533,155        62,225,363         1,319,453         7,794,442
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 271

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                              FID VIP           FID VIP           FID VIP           FID VIP           FID VIP
                                             GRO & INC,           GRO,              GRO,            HI INC,           HI INC,
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)     SERV CL 2          SERV CL          SERV CL 2          SERV CL          SERV CL 2
OPERATIONS
Investment income (loss) -- net           $         (7,321) $         (2,674) $        (56,592) $        320,952  $        144,685
Net realized gain (loss) on sales of
investments                                          1,224           (27,756)           35,558            58,144            12,994
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                         36,384            31,914           101,360           (31,302)           11,646
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                           30,287             1,484            80,326           347,794           169,325
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                         482,316             1,260         2,015,658            74,693           263,862
Net transfers(1)                                   185,992             2,208         1,084,607           (74,358)          161,673
Adjustments to net assets allocated to
contracts in payout period                              --                --                --            (2,621)               --
Contract terminations:
  Surrender benefits and contract
  charges                                          (11,310)          (80,095)         (164,208)         (444,280)         (134,303)
  Death benefits                                        --                --                --           (63,672)           (4,115)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                       656,998           (76,627)        2,936,057          (510,238)          287,117
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                    164,897           289,718         2,436,093         4,717,114         1,962,379
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $        852,182  $        214,575  $      5,452,476  $      4,554,670  $      2,418,821
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year             160,826           386,033         2,405,030         5,103,009         1,690,393
Contract purchase payments                         469,596             1,587         1,906,806            79,775           225,061
Net transfers(1)                                   183,466             1,434         1,112,487           (94,061)          137,015
Contract terminations:
  Surrender benefits and contract
  charges                                          (11,123)         (108,581)         (165,901)         (466,624)         (113,731)
  Death benefits                                        --                --                --           (67,132)           (3,509)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                   802,765           280,473         5,258,422         4,554,967         1,935,229
===================================================================================================================================

See accompanying notes to financial statements.

272 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                              FID VIP           FID VIP           FID VIP           FID VIP           FID VIP
                                             INVEST GR,         MID CAP,          MID CAP,         OVERSEAS,         OVERSEAS,
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)  SERV CL 2(2)        SERV CL          SERV CL 2          SERV CL          SERV CL 2
OPERATIONS
Investment income (loss) -- net           $        (60,696) $       (440,583) $       (425,177) $         (8,066) $        (78,789)
Net realized gain (loss) on sales of
investments                                         15,398         1,331,308           517,192            45,642           (30,607)
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                        208,600         5,980,074         6,978,753           113,927         1,769,208
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          163,302         6,870,799         7,070,768           151,503         1,659,812
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                      12,615,714           632,187         7,957,870           164,252        14,642,361
Net transfers(1)                                   223,694           474,691         4,523,020            57,443            42,698
Adjustments to net assets allocated to
contracts in payout period                              --            (4,684)               --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (104,608)       (2,118,900)       (1,125,257)         (108,304)         (125,992)
  Death benefits                                        --          (615,033)         (167,417)               --           (33,089)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                    12,734,800        (1,631,739)       11,188,216           113,391        14,525,978
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                         --        30,771,775        21,709,610         1,289,960           461,401
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     12,898,102  $     36,010,835  $     39,968,594  $      1,554,854  $     16,647,191
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                  --        20,794,304        17,592,084         1,756,016           402,760
Contract purchase payments                      12,362,670           446,164         6,099,302           231,636        13,436,145
Net transfers(1)                                   217,128           285,106         3,460,486            74,611            19,135
Contract terminations:
  Surrender benefits and contract
  charges                                          (83,996)       (1,393,656)         (857,529)         (155,019)         (109,834)
  Death benefits                                        --          (391,799)         (120,455)               --           (24,121)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                12,495,802        19,740,119        26,173,888         1,907,244        13,724,085
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 273

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                            FTVIPT FRANK      FTVIPT FRANK      FTVIPT FRANK      FTVIPT FRANK      FTVIPT FRANK
                                              INC SEC,         REAL EST,        RISING DIVD,      SM CAP VAL,        SM MID CAP
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)      CL 2              CL 2            CL 2(2)             CL 2           GRO, CL 2
OPERATIONS
Investment income (loss) -- net           $        296,965  $         44,205  $         (1,877) $        (93,936) $       (316,627)
Net realized gain (loss) on sales of
investments                                        169,555           527,044               345           102,185            81,264
Distributions from capital gains                        --            15,477               313                --                --
Net change in unrealized appreciation or
depreciation of investments                      2,053,137         2,512,678            24,422         1,719,438         2,518,909
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                        2,519,657         3,099,404            23,203         1,727,687         2,283,546
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                       5,690,711         1,635,440           347,692         2,051,131         2,373,321
Net transfers(1)                                 4,265,161           623,445            27,818         2,123,543         1,605,259
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --            (1,628)
Contract terminations:
  Surrender benefits and contract
  charges                                         (798,616)         (600,543)           (3,076)         (190,871)         (893,619)
  Death benefits                                  (221,050)          (26,735)               --           (30,036)         (336,771)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                     8,936,206         1,631,607           372,434         3,953,767         2,746,562
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                 14,392,627         9,704,594                --         4,769,006        21,293,824
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     25,848,490  $     14,435,605  $        395,637  $     10,450,460  $     26,323,932
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year          10,908,764         5,603,754                --         4,209,434        31,759,578
Contract purchase payments                       4,881,457         1,034,229           336,846         1,744,397         3,593,250
Net transfers(1)                                 3,244,027           328,924            26,985         1,695,354         2,253,001
Contract terminations:
  Surrender benefits and contract
  charges                                         (602,279)         (322,389)           (1,937)         (156,105)       (1,299,040)
  Death benefits                                  (164,008)          (13,896)               --           (22,687)         (503,212)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                18,267,961         6,630,622           361,894         7,470,393        35,803,577
===================================================================================================================================

See accompanying notes to financial statements.

274 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               FTVIPT            FTVIPT            FTVIPT           FTVIPT             FTVIPT
                                           MUTUAL SHARES     TEMP DEV MKTS        TEMP FOR        TEMP GLOBAL         TEMP GRO
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)   SEC, CL 2         SEC, CL 2         SEC, CL 2        INC, CL 2(2)      SEC, CL 2(2)
OPERATIONS
Investment income (loss) -- net           $       (613,767) $          4,235  $        (38,047) $         93,322  $         (5,744)
Net realized gain (loss) on sales of
investments                                        618,756            36,924           280,121           (50,429)            1,649
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                     12,469,100           142,118         2,920,374         1,139,567           133,447
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                       12,474,089           183,277         3,162,448         1,182,460           129,352
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                      38,323,494            33,195         4,267,080        13,153,471         1,284,929
Net transfers(1)                                15,155,328           250,512         3,756,742          (229,931)           15,325
Adjustments to net assets allocated to
contracts in payout period                              --            (4,522)               --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                       (4,437,872)          (26,980)         (697,996)          (97,886)           (5,315)
  Death benefits                                  (803,730)               --           (29,463)          (11,047)               --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                    48,237,220           252,205         7,296,363        12,814,607         1,294,939
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                 73,632,908           639,211        12,798,616                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $    134,344,217  $      1,074,693  $     23,257,427  $     13,997,067  $      1,424,291
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year          58,160,285           512,496        13,568,822                --                --
Contract purchase payments                      29,669,025            27,168         3,939,604        12,372,490         1,258,987
Net transfers(1)                                11,629,401           195,469         3,818,853          (209,287)           14,100
Contract terminations:
  Surrender benefits and contract
  charges                                       (3,415,854)          (22,391)         (690,556)          (87,998)           (3,944)
  Death benefits                                  (610,633)               --           (27,804)          (10,882)               --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                95,432,224           712,742        20,608,919        12,064,323         1,269,143
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 275

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               GS VIT            GS VIT            GS VIT            GS VIT         JANUS ASPEN
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)      CAP GRO       STRUCTD U.S. EQ       INTL EQ         MID CAP VAL        BAL, INST
OPERATIONS
Investment income (loss) -- net           $        (10,979) $        (19,678) $         (2,889) $        (93,784) $         83,920
Net realized gain (loss) on sales of
investments                                        (15,034)           34,195            (6,169)          326,601           (59,107)
Distributions from capital gains                        --                --                --         2,273,602                --
Net change in unrealized appreciation or
depreciation of investments                        123,296         1,106,235            74,945         1,583,418           690,583
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                           97,283         1,120,752            65,887         4,089,837           715,396
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                          75,955           654,916            33,756        13,620,057            20,993
Net transfers(1)                                    94,800           980,313           (12,154)         (101,739)          (73,897)
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (110,430)         (429,297)           (7,773)         (554,223)       (1,401,204)
  Death benefits                                    (4,315)          (66,666)          (62,041)         (126,425)         (182,857)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                        56,010         1,139,266           (48,212)       12,837,670        (1,636,965)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  1,199,999         7,629,933           656,948        10,858,276        11,461,611
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      1,353,292  $      9,889,951  $        674,623  $     27,785,783  $     10,540,042
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           1,614,380         9,598,663           908,309         5,879,341         7,217,359
Contract purchase payments                         103,387           815,343            47,242        10,640,111            13,045
Net transfers(1)                                   128,522         1,153,841           (15,999)         (129,818)          (44,277)
Contract terminations:
  Surrender benefits and contract
  charges                                         (146,144)         (519,790)           (9,818)         (297,277)         (870,725)
  Death benefits                                    (4,982)          (82,008)         (102,306)          (71,917)         (113,460)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 1,695,163        10,966,049           827,428        16,020,440         6,201,942
===================================================================================================================================

See accompanying notes to financial statements.

276 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                            JANUS ASPEN       JANUS ASPEN       JANUS ASPEN       JANUS ASPEN       JANUS ASPEN
                                            GLOBAL TECH,       INTL GRO,        LG CAP GRO,       MID CAP GRO,       WORLD GRO,
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)        SERV              SERV              SERV              SERV              INST
OPERATIONS
Investment income (loss) -- net           $        (17,151) $        (24,871) $        (76,107) $        (35,018) $        (18,244)
Net realized gain (loss) on sales of
investments                                       (262,668)          477,418          (546,269)         (233,662)         (355,726)
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                        228,642           184,053           719,200           667,966           494,200
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          (51,177)          636,600            96,824           399,286           120,230
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                           2,064             8,912            59,156             4,446             4,474
Net transfers(1)                                  (225,674)       (1,442,367)         (404,853)          (96,388)         (103,532)
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                          (61,594)         (223,418)         (460,671)          (90,504)         (530,948)
  Death benefits                                   (39,105)          (49,095)         (201,189)          (50,264)          (87,796)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                      (324,309)       (1,705,968)       (1,007,557)         (232,710)         (717,802)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  1,228,491         4,052,815         5,563,641         2,277,279         4,725,763
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $        853,005  $      2,983,447  $      4,652,908  $      2,443,855  $      4,128,191
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           3,474,566         7,355,746         9,859,378         6,375,376         3,908,848
Contract purchase payments                           5,709            14,423           109,902            10,744             3,819
Net transfers(1)                                  (751,381)       (2,202,539)         (732,564)         (307,451)          (84,338)
Contract terminations:
  Surrender benefits and contract
  charges                                         (178,340)         (398,217)         (841,915)         (251,001)         (452,700)
  Death benefits                                  (121,159)          (90,061)         (368,504)         (133,365)          (71,378)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 2,429,395         4,679,352         8,026,297         5,694,303         3,304,251
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 277

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                JPM                                                   COL               COL
                                            U.S. LG CAP          LAZARD            LAZARD         ASSET ALLOC       FEDERAL SEC
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)      CORE EQ          RETIRE EQ       RETIRE INTL EQ       VS, CL A          VS, CL A
OPERATIONS
Investment income (loss) -- net           $        (12,719) $         (3,849) $         (5,003) $         10,209  $         75,311
Net realized gain (loss) on sales of
investments                                         (9,133)            9,985             8,827            23,014            (1,497)
Distributions from capital gains                        --                --                --                --             2,406
Net change in unrealized appreciation or
depreciation of investments                        147,378            37,116            59,044            35,240           (21,658)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          125,526            43,252            62,868            68,463            54,562
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                         182,337            27,561            37,900             1,638             8,335
Net transfers(1)                                    80,192            74,014            27,430             3,482           (36,293)
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (207,307)          (12,463)          (22,485)          (10,610)         (157,098)
  Death benefits                                   (56,445)             (412)           (2,307)         (104,658)          (12,401)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                        (1,223)           88,700            40,538          (110,148)         (197,457)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  1,636,964           347,184           442,305           876,044         2,038,469
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      1,761,267  $        479,136  $        545,711  $        834,359  $      1,895,574
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           2,166,608           363,424           560,563           729,653         2,016,761
Contract purchase payments                         239,146            28,767            47,600             1,362             8,210
Net transfers(1)                                    99,588            73,672            32,789             2,925           (37,044)
Contract terminations:
  Surrender benefits and contract
  charges                                         (270,554)          (12,545)          (27,194)           (8,564)         (152,773)
  Death benefits                                   (73,719)               --            (2,881)          (85,659)          (12,161)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 2,161,069           453,318           610,877           639,717         1,822,993
===================================================================================================================================

See accompanying notes to financial statements.

278 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                COL               MFS               MFS               MFS               MFS
                                             SM CO GRO       INV GRO STOCK,      INV TRUST,        INV TRUST,         NEW DIS,
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)      VS, CL A          SERV CL           INIT CL           SERV CL           INIT CL
OPERATIONS
Investment income (loss) -- net           $         (2,948) $        (68,638) $        (46,185) $         (6,616) $        (62,277)
Net realized gain (loss) on sales of
investments                                          3,722           (35,899)          (32,358)            3,630           (52,529)
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                         23,280           510,669           656,705            79,439           287,916
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                           24,054           406,132           578,162            76,453           173,110
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                           1,482           580,996           108,616           127,958            32,091
Net transfers(1)                                     1,879           139,719           191,603            64,712        (1,964,163)
Adjustments to net assets allocated to
contracts in payout period                              --              (363)               --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                             (460)         (250,535)         (321,872)          (15,485)         (315,380)
  Death benefits                                        --           (54,412)          (82,770)               --           (96,650)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                         2,901           415,405          (104,423)          177,185        (2,344,102)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                    233,086         5,085,809         5,948,404           620,433         5,688,181
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $        260,041  $      5,907,346  $      6,422,143  $        874,071  $      3,517,189
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year             155,336         8,074,113         7,454,995           792,227         6,935,810
Contract purchase payments                             982           620,088           135,669           134,516            43,823
Net transfers(1)                                     1,352           104,691           249,540            60,388        (2,573,071)
Contract terminations:
  Surrender benefits and contract
  charges                                             (301)         (407,124)         (401,689)          (20,133)         (386,666)
Death benefits                                          --           (86,777)         (101,795)               --          (120,469)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                   157,369         8,304,991         7,336,720           966,998         3,899,427
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 279

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                MFS               MFS               MFS               MFS               MFS
                                              NEW DIS,         RESEARCH,       TOTAL RETURN,     TOTAL RETURN,       UTILITIES,
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)      SERV CL           INIT CL           INIT CL           SERV CL           INIT CL
OPERATIONS
Investment income (loss) -- net           $        (58,778) $        (13,113) $            702  $        127,777  $          1,958
Net realized gain (loss) on sales of
investments                                         30,669          (317,563)              614           417,257          (232,285)
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                        243,882           785,763            15,484         6,273,385         2,960,590
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          215,773           455,087            16,800         6,818,419         2,730,263
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                         803,760            88,193             4,800        14,191,095           188,592
Net transfers(1)                                   515,190           862,535             8,571        10,237,971           207,236
Adjustments to net assets allocated to
contracts in payout period                            (419)               --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (135,485)         (148,978)           (6,849)       (3,190,646)         (633,521)
  Death benefits                                    (9,993)         (173,770)               --          (870,287)         (324,054)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                     1,173,053           627,980             6,522        20,368,133          (561,747)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  3,754,397         2,895,908           164,400        54,145,522        10,120,485
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      5,143,223  $      3,978,975  $        187,722  $     81,332,074  $     12,289,001
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           4,370,769         4,124,992           134,728        46,625,302        13,382,762
Contract purchase payments                         816,668           125,173             3,792        12,651,056           252,101
Net transfers(1)                                   583,539         1,170,731             6,840         8,757,682           195,108
Contract terminations:
  Surrender benefits and contract
  charges                                         (163,171)         (210,665)           (5,493)       (2,682,154)         (770,971)
  Death benefits                                   (11,543)         (235,378)               --          (737,136)         (422,326)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 5,596,262         4,974,853           139,867        64,614,750        12,636,674
===================================================================================================================================

See accompanying notes to financial statements.

280 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                MFS
                                             UTILITIES,          OP CAP            OP CAP            OP CAP            OPPEN
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)      SERV CL              EQ              MANAGED           SM CAP         CAP APPR VA
OPERATIONS
Investment income (loss) -- net           $             27  $         (6,105) $          8,196  $        (40,055) $        (58,449)
Net realized gain (loss) on sales of
investments                                         23,179           (13,886)           36,760           151,323          (187,326)
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                        559,001           160,982           480,646           328,503           509,056
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          582,207           140,991           525,602           439,771           263,281
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                         723,186             3,405             8,665             5,456            35,324
Net transfers(1)                                   508,510           (15,763)           50,614          (102,543)           (1,356)
Adjustments to net assets allocated to
contracts in payout period                              --                --              (365)               --                --
Contract terminations:
  Surrender benefits and contract
  charges                                          (59,255)         (184,704)         (975,555)         (420,139)         (851,831)
  Death benefits                                   (17,245)           (9,129)          (67,384)          (37,403)          (60,739)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                     1,155,196          (206,191)         (984,025)         (554,629)         (878,602)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  1,228,344         1,535,945         6,407,548         3,111,977         5,819,113
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      2,965,747  $      1,470,745  $      5,949,125  $      2,997,119  $      5,203,792
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           1,173,761         1,312,556         3,073,912         2,149,183         4,247,336
Contract purchase payments                         613,805             2,874             4,029             3,632            25,495
Net transfers(1)                                   373,763           (13,753)           22,660           (68,369)             (632)
Contract terminations:
  Surrender benefits and contract
  charges                                          (51,729)         (155,207)         (456,958)         (279,054)         (625,040)
  Death benefits                                   (11,642)           (7,666)          (30,796)          (24,550)          (44,890)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 2,097,958         1,138,804         2,612,847         1,780,842         3,602,269
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 281

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               OPPEN             OPPEN             OPPEN             OPPEN             OPPEN
                                            CAP APPR VA,       GLOBAL SEC      GLOBAL SEC VA,        HI INC          HI INC VA,
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)        SERV               VA               SERV               VA               SERV
OPERATIONS
Investment income (loss) -- net           $       (153,362) $           (411) $        (34,514) $        153,295  $        229,997
Net realized gain (loss) on sales of
investments                                         14,670              (831)          100,275           (74,852)           16,856
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                      1,293,882            52,602         1,411,737           142,604           135,504
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                        1,155,190            51,360         1,477,498           221,047           382,357
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                      15,874,377                --         2,054,299             4,777         1,203,963
Net transfers(1)                                 1,980,666            97,623         3,443,662            64,920           636,658
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (376,629)             (905)         (380,902)         (379,370)         (200,315)
  Death benefits                                   (16,621)               --                --           (42,591)               --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                    17,461,793            96,718         5,117,059          (352,264)        1,640,306
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  4,431,729           211,210         4,595,417         3,175,775         3,837,783
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     23,048,712  $        359,288  $     11,189,974  $      3,044,558  $      5,860,446
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           4,082,798           151,077         4,172,597         2,742,244         3,267,830
Contract purchase payments                      14,449,279                --         1,781,273             4,059         1,074,007
Net transfers(1)                                 1,757,089            68,266         3,016,723            55,434           545,585
Contract terminations:
  Surrender benefits and contract
  charges                                         (346,043)             (628)         (333,625)         (319,458)         (165,815)
  Death benefits                                   (15,037)               --                --           (35,558)               --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                19,928,086           218,715         8,636,968         2,446,721         4,721,607
===================================================================================================================================

See accompanying notes to financial statements.

282 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               OPPEN         OPPEN MAIN ST         OPPEN             OPPEN             PUT VT
                                              MAIN ST          SM CAP VA,      STRATEGIC BOND    STRATEGIC BOND       DIV INC,
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)         VA               SERV               VA             VA, SERV           CL IA
OPERATIONS
Investment income (loss) -- net           $         (2,725) $        (90,056) $         16,326  $        660,821  $        435,296
Net realized gain (loss) on sales of
investments                                         (2,956)           92,005             2,104            37,287          (103,794)
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                         43,730         1,171,780             8,212         2,077,340            73,265
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                           38,049         1,173,729            26,642         2,775,448           404,767
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                             240         2,622,366                --        28,290,611             3,999
Net transfers(1)                                    97,154         1,015,279            96,369         4,644,425           (61,559)
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --              (959)
Contract terminations:
  Surrender benefits and contract
  charges                                          (12,721)         (298,866)          (59,434)       (1,194,155)         (837,567)
  Death benefits                                        --            (4,792)               --          (231,470)         (153,411)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                        84,673         3,333,987            36,935        31,509,411        (1,049,497)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                    409,274         4,023,134           330,774        17,583,604         5,658,476
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $        531,996  $      8,530,850  $        394,351  $     51,868,463  $      5,013,746
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year             464,580         3,351,888           247,267        14,951,254         3,536,356
Contract purchase payments                             268         2,202,112                --        25,211,160             2,419
Net transfers(1)                                   108,940           825,544            71,827         3,906,573           (37,342)
Contract terminations:
  Surrender benefits and contract
  charges                                          (14,282)         (235,982)          (44,002)       (1,006,140)         (508,976)
  Death benefits                                        --            (4,298)               --          (190,345)          (93,337)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                   559,506         6,139,264           275,092        42,872,502         2,899,120
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 283

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               PUT VT            PUT VT            PUT VT            PUT VT            PUT VT
                                              DIV INC,         GLOBAL EQ,        GRO & INC,        GRO & INC,     HEALTH SCIENCES,
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)       CL IB             CL IA             CL IA             CL IB             CL IB
OPERATIONS
Investment income (loss) -- net           $        246,665  $         15,668  $         45,312  $         37,764  $        (26,861)
Net realized gain (loss) on sales of
investments                                        (26,000)         (284,516)         (108,191)           11,767            16,121
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                          2,865           456,331         1,038,599         1,173,164           141,159
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          223,530           187,483           975,720         1,222,695           130,419
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                           6,289             2,403            12,419           318,777           713,649
Net transfers(1)                                   154,541           (14,382)         (170,154)          172,321           423,816
Adjustments to net assets allocated to
contracts in payout period                              --                --              (651)               --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (373,551)         (322,481)       (1,634,960)         (972,658)          (64,714)
  Death benefits                                   (78,605)          (12,900)         (178,382)         (170,807)             (259)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                      (291,326)         (347,360)       (1,971,728)         (652,367)        1,072,492
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  3,137,782         1,814,802        11,420,705        13,193,152         1,456,675
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      3,069,986  $      1,654,925  $     10,424,697  $     13,763,480  $      2,659,586
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           2,512,279         1,852,968         5,362,243        12,383,799         1,390,789
Contract purchase payments                           4,936             2,400             5,689           297,988           683,827
Net transfers(1)                                   119,652           (14,021)          (78,367)          173,019           387,616
Contract terminations:
  Surrender benefits and contract
  charges                                         (292,221)         (324,671)         (752,198)         (874,172)          (60,826)
  Death benefits                                   (62,023)          (12,571)          (80,066)         (159,964)             (265)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 2,282,623         1,504,105         4,457,301        11,820,670         2,401,141
===================================================================================================================================

See accompanying notes to financial statements.

284 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               PUT VT            PUT VT            PUT VT            PUT VT            PUT VT
                                             HI YIELD,         HI YIELD,            INC,            INTL EQ,      INTL GRO & INC,
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)       CL IA             CL IB             CL IB             CL IB             CL IB
OPERATIONS
Investment income (loss) -- net           $        165,630  $        102,484  $          4,721  $         19,358  $            (11)
Net realized gain (loss) on sales of
investments                                       (143,478)          (43,131)            2,955           (58,119)               69
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                        185,049            67,270            (1,825)        3,328,319             1,245
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          207,201           126,623             5,851         3,289,558             1,303
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                           2,017             2,951            16,942         3,126,516                --
Net transfers(1)                                   (27,220)           29,889           (22,719)          665,705              (316)
Adjustments to net assets allocated to
contracts in payout period                            (282)               --                --            (1,957)               --
Contract terminations:
  Surrender benefits and contract
  charges                                         (349,308)         (135,592)          (21,875)       (1,078,041)              (12)
  Death benefits                                   (55,419)          (29,076)               --          (161,591)               --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                      (430,212)         (131,828)          (27,652)        2,550,632              (328)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  2,459,628         1,477,724           233,174        20,528,886             7,111
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      2,236,617  $      1,472,519  $        211,373  $     26,369,076  $          8,086
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           1,564,331         1,245,703           207,488        26,483,119             7,321
Contract purchase payments                           1,229             2,427            15,394         3,789,540                --
Net transfers(1)                                   (16,521)           26,000           (21,715)          779,782              (331)
Contract terminations:
  Surrender benefits and contract
  charges                                         (215,495)         (111,204)          (17,674)       (1,362,853)              (11)
  Death benefits                                   (33,966)          (24,159)               --          (229,588)               --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 1,299,578         1,138,767           183,493        29,460,000             6,979
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 285

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               PUT VT            PUT VT            PUT VT           PUT VT             PUT VT
                                           INTL NEW OPP,        NEW OPP,         RESEARCH,        SM CAP VAL,          VISTA,
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)     CL IB             CL IA             CL IB           CL IB((2))          CL IB
OPERATIONS
Investment income (loss) -- net           $          1,639  $        (76,576) $         (4,458) $           (395) $       (175,576)
Net realized gain (loss) on sales of
investments                                        245,737          (339,064)            5,855               359          (646,547)
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                        (19,854)          870,718            24,478            10,026         2,890,844
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          227,522           455,078            25,875             9,990         2,068,721
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                          19,022             9,135            59,092           139,122           457,156
Net transfers(1)                                  (843,530)          (77,086)           (3,697)            2,200          (624,167)
Adjustments to net assets allocated to
contracts in payout period                              --               (38)               --                --            (1,440)
Contract terminations:
  Surrender benefits and contract
  charges                                         (150,068)         (748,484)          (14,262)             (728)         (654,049)
  Death benefits                                   (49,431)          (64,531)               --                --          (254,361)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                    (1,024,007)         (881,004)           41,133           140,594        (1,076,861)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  2,904,213         5,857,914           336,955                --        12,958,171
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      2,107,728  $      5,431,988  $        403,963  $        150,584  $     13,950,031
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           4,466,399         3,441,689           334,596                --        24,993,504
Contract purchase payments                          31,435             5,269            57,440           123,524           901,641
Net transfers(1)                                (1,147,374)          (44,566)           (3,034)            2,114        (1,147,655)
Contract terminations:
  Surrender benefits and contract
  charges                                         (228,664)         (438,191)          (13,988)               --        (1,233,488)
  Death benefits                                   (78,996)          (36,571)               --                --          (449,039)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 3,042,800         2,927,630           375,014           125,638        23,064,963
===================================================================================================================================

See accompanying notes to financial statements.

286 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               PUT VT            PUT VT
                                              VOYAGER,          VOYAGER,           RVS VP            RVS VP            RVS VP
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)       CL IA             CL IB              BAL            CASH MGMT          DIV BOND
OPERATIONS
Investment income (loss) -- net           $         (9,525) $        (46,067) $        104,637  $       (204,797) $        855,760
Net realized gain (loss) on sales of
investments                                       (146,662)         (680,867)         (396,696)              (37)          (50,153)
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                        190,081           852,260         1,195,677                51           255,486
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                           33,894           125,326           903,618          (204,783)        1,061,093
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                           1,906             5,697           549,422         6,524,117        17,502,898
Net transfers(1)                                    (6,745)         (158,209)           99,501          (222,409)        3,854,604
Adjustments to net assets allocated to
contracts in payout period                             (67)               --              (833)           (5,128)           (1,028)
Contract terminations:
  Surrender benefits and contract
  charges                                         (175,509)         (428,032)       (1,503,386)       (5,911,185)       (2,320,606)
  Death benefits                                   (16,638)          (55,968)         (136,129)         (403,962)         (274,283)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                      (197,053)         (636,512)         (991,425)          (18,567)       18,761,585
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  1,133,834         4,372,730        11,978,024        29,987,504        20,544,228
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $        970,675  $      3,861,544  $     11,890,217  $     29,764,154  $     40,366,906
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year             906,378         3,644,935         8,383,367        27,952,696        15,697,116
Contract purchase payments                           1,538             4,825           625,802         6,454,638        14,653,951
Net transfers(1)                                    (5,549)         (132,883)          249,281          (808,644)        3,272,768
Contract terminations:
  Surrender benefits and contract
  charges                                         (142,425)         (361,146)         (940,473)       (5,542,841)       (1,692,681)
  Death benefits                                   (12,960)          (47,715)          (74,106)         (383,049)         (193,916)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                   746,982         3,108,016         8,243,871        27,672,800        31,737,238
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 287

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               RVS VP            RVS VP            RVS VP            RVS VP            RVS VP
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)   DIV EQ INC        EMER MKTS             GRO          HI YIELD BOND       INC OPP(3)
OPERATIONS
Investment income (loss) -- net           $         38,062  $        147,728  $         (8,300) $        566,015  $        512,605
Net realized gain (loss) on sales of
investments                                        349,181            14,436           (30,772)          114,162             2,552
Distributions from capital gains                        --           148,471                --                --            44,464
Net change in unrealized appreciation or
depreciation of investments                      1,960,886         1,279,045            94,711           151,959           750,183
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                        2,348,129         1,589,680            55,639           832,136         1,309,804
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                       3,751,987         9,915,940            49,559         4,711,628        15,080,615
Net transfers(1)                                 2,554,364          (410,393)          (41,738)          553,306                --
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (767,156)          (63,621)          (41,187)         (823,275)               --
  Death benefits                                   (39,568)          (23,886)               --           (19,219)               --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                     5,499,627         9,418,040           (33,366)        4,422,440        15,080,615
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  9,463,907            70,648           777,551        10,237,378                --
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     17,311,663  $     11,078,368  $        799,824  $     15,491,954  $     16,390,419
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           8,086,014            60,573         1,425,864         9,802,122                --
Contract purchase payments                       3,001,439         9,788,975            68,614         4,427,272        15,060,228
Net transfers(1)                                 2,071,022          (379,105)           38,908           173,984                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (623,534)          (59,972)          (83,355)         (755,421)               --
  Death benefits                                   (31,119)          (24,680)               --           (17,151)               --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                12,503,822         9,385,791         1,450,031        13,630,806        15,060,228
===================================================================================================================================

See accompanying notes to financial statements.

288 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               RVS VP            RVS VP            RVS VP            RVS VP            RVS VP
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)    INTL OPP         LG CAP EQ       LG CAP VAL(2)      MID CAP GRO         NEW DIM
OPERATIONS
Investment income (loss) -- net           $         (6,833) $        (92,325) $            187  $        (18,686) $        (67,701)
Net realized gain (loss) on sales of
investments                                       (241,278)         (607,556)              426            (4,821)         (337,074)
Distributions from capital gains                        --                --                93                --                --
Net change in unrealized appreciation or
depreciation of investments                        565,912         3,538,033             3,476           302,729           778,609
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          317,801         2,838,152             4,182           279,222           373,834
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                         287,486        38,735,283            44,432         3,187,909         3,251,421
Net transfers(1)                                   (97,663)        5,285,295                --             1,287           790,038
Adjustments to net assets allocated to
contracts in payout period                            (202)             (421)               --                --            (5,938)
Contract terminations:
  Surrender benefits and contract
  charges                                         (286,405)       (1,542,322)              (80)          (21,007)       (1,349,700)
  Death benefits                                   (14,488)         (148,680)               --           (21,455)         (363,958)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                      (111,272)       42,329,155            44,352         3,146,734         2,321,863
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  2,308,550         7,907,275                --           165,615        19,303,797
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      2,515,079  $     53,074,582  $         48,534  $      3,591,571  $     21,999,494
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           2,079,694         6,065,392                --           139,121        23,456,479
Contract purchase payments                         252,344        45,188,394            43,253         2,825,013         4,264,237
Net transfers(1)                                   (85,564)        7,308,465                --             3,300           989,468
Contract terminations:
  Surrender benefits and contract
  charges                                         (250,494)       (1,317,604)              (77)          (18,137)       (1,635,962)
  Death benefits                                   (12,505)         (175,089)               --           (17,809)         (469,228)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 1,983,475        57,069,558            43,176         2,931,488        26,604,994
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 289

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                               RVS VP            RVS VP            RVS VP            RVS VP            RVS VP
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)    S&P 500        SELECT VAL(2)     SHORT DURATION      SM CAP ADV        SM CAP VAL
OPERATIONS
Investment income (loss) -- net           $         34,297  $              5  $        419,663  $        (71,491) $       (138,070)
Net realized gain (loss) on sales of
investments                                        152,541                --          (100,625)          240,080            64,666
Distributions from capital gains                        --                 2            10,394           229,381         1,669,168
Net change in unrealized appreciation or
depreciation of investments                      1,339,927               265          (536,484)          377,797           987,682
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                        1,526,765               272          (207,052)          775,767         2,583,446
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                       3,932,745             2,500         5,697,204           237,276        19,936,300
Net transfers(1)                                 1,354,399                --        (1,097,306)          233,870           339,000
Adjustments to net assets allocated to
contracts in payout period                          (4,684)               --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (780,943)               --        (1,959,266)         (410,981)         (273,027)
  Death benefits                                  (463,360)               --          (840,733)          (44,297)          (65,275)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                     4,038,157             2,500         1,799,899            15,868        19,936,998
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                 13,890,080                --        37,273,180         4,704,054         2,172,458
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     19,455,002  $          2,772  $     38,866,027  $      5,495,689  $     24,692,902
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year          17,072,894                --        32,487,130         4,454,500         1,963,132
Contract purchase payments                       3,829,410             1,504         5,157,466           215,787        17,584,349
Net transfers(1)                                 1,441,643                --          (864,872)          207,588           282,009
Contract terminations:
  Surrender benefits and contract
  charges                                         (962,261)               --        (1,699,317)         (365,558)         (236,885)
  Death benefits                                  (493,219)               --          (773,565)          (38,538)          (50,719)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                20,888,467             1,504        34,306,842         4,473,779        19,541,886
===================================================================================================================================

See accompanying notes to financial statements.

290 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                              RVS VP             ROYCE             ROYCE            STI CVT           STI CVT
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)   STRATEGY AGGR       MICRO-CAP           SM-CAP           CAP APPR          INTL EQ
OPERATIONS
Investment income (loss) -- net           $        (60,305) $        (62,675) $        (52,537) $        (12,802) $            144
Net realized gain (loss) on sales of
investments                                       (632,225)          107,259           111,450             7,004               281
Distributions from capital gains                        --           351,276           194,553                --                --
Net change in unrealized appreciation or
depreciation of investments                        996,700           107,995           473,023           112,009             5,433
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          304,170           503,855           726,489           106,211             5,858
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                           8,832           288,840           214,570         1,251,334               945
Net transfers(1)                                    47,604         1,119,534           284,995            70,522            11,842
Adjustments to net assets allocated to
contracts in payout period                            (260)               --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (663,031)         (395,800)         (260,297)          (20,616)             (907)
  Death benefits                                   (17,943)           (6,219)          (34,413)               --                --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                      (624,798)        1,006,355           204,855         1,301,240            11,880
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  4,635,444         3,475,710         3,065,874           678,720            23,304
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      4,314,816  $      4,985,920  $      3,997,218  $      2,086,171  $         41,042
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           3,701,263         1,774,982         1,641,847           564,307            16,195
Contract purchase payments                           7,208           141,461           110,070         1,145,122               329
Net transfers(1)                                    40,342           569,547           135,411            58,681             8,070
Contract terminations:
  Surrender benefits and contract
  charges                                         (540,739)         (195,183)         (126,020)          (17,239)             (590)
  Death benefits                                   (14,559)           (3,421)          (17,942)               --                --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 3,193,515         2,287,386         1,743,366         1,750,871            24,004
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 291

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                                 STI CVT           STI CVT                             STI CVT
                                              STI CVT            LG CAP            LG CAP           STI CVT            SM CAP
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)   INVEST GR BOND     RELATIVE VAL         VAL EQ          MID-CAP EQ          VAL EQ
OPERATIONS
Investment income (loss) -- net           $          8,656  $         (2,018) $            494  $           (900) $         (9,540)
Net realized gain (loss) on sales of
investments                                           (126)            6,477             3,598             3,722            13,534
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                          4,968            51,027            65,822            22,080           252,319
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                           13,498            55,486            69,914            24,902           256,313
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                          75,976           141,030           174,323            23,808         1,383,009
Net transfers(1)                                   153,049            60,013           104,793            51,190            51,163
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                          (10,652)          (14,190)          (10,545)           (1,297)          (12,811)
  Death benefits                                        --                --                --                --            (8,901)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                       218,373           186,853           268,571            73,701         1,412,460
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                    303,834           304,873           296,518           107,584           319,025
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $        535,705  $        547,212  $        635,003  $        206,187  $      1,987,798
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year             298,680           245,548           234,776            81,969           227,838
Contract purchase payments                          69,889           122,463           140,094            22,961         1,112,469
Net transfers(1)                                   151,822            45,170            80,501            36,856            36,427
Contract terminations:
  Surrender benefits and contract
  charges                                           (9,616)          (10,548)           (7,724)             (898)           (8,733)
  Death benefits                                        --                --                --                --            (6,123)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                   510,775           402,633           447,647           140,888         1,361,878
===================================================================================================================================

See accompanying notes to financial statements.

292 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                                VANK LIT          VANK LIT          VANK UIF          VANK UIF
                                                                COMSTOCK,         GRO & INC,      U.S. REAL EST,    U.S. REAL EST,
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED) THIRD AVE VAL          CL II             CL II              CL I            CL II(2)
OPERATIONS
Investment income (loss) -- net           $        (48,269) $       (254,326) $        (30,166) $          5,015  $         (4,369)
Net realized gain (loss) on sales of
investments                                        251,664            76,586            36,819            17,773            15,072
Distributions from capital gains                    49,783                --                --            29,194             4,435
Net change in unrealized appreciation or
depreciation of investments                        520,065         4,848,094           551,429           426,353           232,060
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          773,243         4,670,354           558,082           478,335           247,198
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                         286,752        41,573,003         1,824,821           443,547         1,651,395
Net transfers(1)                                   430,894         1,324,569           795,832           512,465           (82,206)
Adjustments to net assets allocated to
contracts in payout period                              --                --                --                --                --
Contract terminations:
  Surrender benefits and contract
  charges                                         (578,717)         (491,970)         (123,237)          (32,446)          (13,392)
  Death benefits                                  (123,479)          (94,223)             (549)          (16,433)               --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                        15,450        42,311,379         2,496,867           907,133         1,555,797
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  4,401,722         4,777,136         2,326,818           696,432                --
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      5,190,415  $     51,758,869  $      5,381,767  $      2,081,900  $      1,802,995
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           2,379,144         3,766,437         1,896,900           525,053                --
Contract purchase payments                         144,267        34,720,858         1,528,404           339,737         1,382,363
Net transfers(1)                                   211,203           931,967           641,582           366,898           (62,200)
Contract terminations:
  Surrender benefits and contract
  charges                                         (301,416)         (379,598)          (96,264)          (21,015)           (9,094)
  Death benefits                                   (63,849)          (71,151)             (453)          (10,012)               --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 2,369,349        38,968,513         3,970,169         1,200,661         1,311,069
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 293

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                                                                   WF ADV VT
                                               WANGER            WANGER          WF ADV VT         C&B LG CAP         WF ADV VT
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)    INTL SM CAP        U.S. SM CO       ASSET ALLOC           VAL               EQ INC
OPERATIONS
Investment income (loss) -- net           $        (74,498) $        (72,905) $        205,125  $          8,006  $         33,421
Net realized gain (loss) on sales of
investments                                      1,031,096            58,781           (84,676)           17,447            82,169
Distributions from capital gains                        --                --         1,056,487                --                --
Net change in unrealized appreciation or
depreciation of investments                        984,322         1,293,277         1,246,409           381,279         1,629,422
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                        1,940,920         1,279,153         2,423,345           406,732         1,745,012
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                       8,720,140         9,298,792           630,568           329,706         4,865,530
Net transfers(1)                                (2,613,994)          (88,494)          338,567           236,145           342,452
Adjustments to net assets allocated to
contracts in payout period                              --                --           (14,475)           (4,294)               --
Contract terminations:
  Surrender benefits and contract
  charges                                         (208,112)         (192,269)       (1,975,065)         (313,619)         (795,890)
  Death benefits                                   (14,643)          (33,102)         (574,435)          (26,794)         (313,958)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                     5,883,391         8,984,927        (1,594,840)          221,144         4,098,134
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  3,311,164         1,493,666        32,656,641         4,034,997        15,686,455
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $     11,135,475  $     11,757,746  $     33,485,146  $      4,662,873  $     21,529,601
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           3,742,020         1,322,184        34,765,417         4,324,760        15,050,958
Contract purchase payments                       8,596,387         8,715,097           658,296           343,230         4,602,396
Net transfers(1)                                (2,110,635)          (46,859)          406,397           251,393           319,193
Contract terminations:
  Surrender benefits and contract
  charges                                         (220,129)         (167,804)       (2,095,384)         (328,348)         (744,727)
  Death benefits                                   (19,737)          (30,478)         (608,409)          (27,483)         (296,266)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 9,987,906         9,792,140        33,126,317         4,563,552        18,931,554
===================================================================================================================================

See accompanying notes to financial statements.

294 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                              WF ADV VT         WF ADV VT         WF ADV VT         WF ADV VT         WF ADV VT
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)     INTL CORE         LG CO CORE         LG CO GRO         MONEY MKT         SM CAP GRO
OPERATIONS
Investment income (loss) -- net           $        (28,856) $        (31,299) $       (492,042) $        (96,686) $        (86,191)
Net realized gain (loss) on sales of
investments                                         14,161           (53,511)       (1,015,843)          (17,777)         (376,465)
Distributions from capital gains                        --                --                --                --                --
Net change in unrealized appreciation or
depreciation of investments                        216,097           231,608         2,223,117            17,028         1,152,526
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                          201,402           146,798           715,232           (97,435)          689,870
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                         433,784           246,011         4,677,187         2,002,419           115,238
Net transfers(1)                                   209,050            60,589             6,857        (4,112,471)          (21,156)
Adjustments to net assets allocated to
contracts in payout period                              --                --            (3,859)           (8,113)               --
Contract terminations:
  Surrender benefits and contract
  charges                                          (79,302)          (99,054)       (1,786,351)       (1,150,341)         (278,015)
  Death benefits                                    (3,607)           (7,785)         (703,709)         (508,995)          (56,632)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                       559,925           199,761         2,190,125        (3,777,501)         (240,565)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                  1,925,480         1,989,024        34,570,004        15,241,935         5,939,699
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                 $      2,686,807  $      2,335,583  $     37,475,361  $     11,366,999  $      6,389,004
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year           2,654,301         3,212,911        52,738,867        14,637,644        16,745,438
Contract purchase payments                         587,510           383,820         5,448,541         1,934,806           296,719
Net transfers(1)                                   288,631            90,665            47,911        (4,032,043)          (81,730)
Contract terminations:
  Surrender benefits and contract
  charges                                         (110,388)         (159,985)       (2,784,068)       (1,112,037)         (757,736)
  Death benefits                                    (5,100)          (12,675)       (1,083,697)         (493,473)         (157,306)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                 3,414,954         3,514,736        54,367,554        10,934,897        16,045,385
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 295

STATEMENT OF CHANGES IN NET ASSETS

                                                                                                                      SEGREGATED
                                                                                                                         ASSET
                                                                                                                      SUBACCOUNT
                                                                                                                  -----------------
                                                                                                                      WF ADV VT
                                                                                                                     TOTAL RETURN
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)                                                                                  BOND
OPERATIONS
Investment income (loss) -- net                                                                                   $        220,022
Net realized gain (loss) on sales of
investments                                                                                                                    453
Distributions from capital gains                                                                                           702,413
Net change in unrealized appreciation or
depreciation of investments                                                                                               (578,412)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                                                                                                  344,476
==================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                                                                               4,480,470
Net transfers(1)                                                                                                           346,089
Adjustments to net assets allocated to
contracts in payout period                                                                                                      --
Contract terminations:
  Surrender benefits and contract
  charges                                                                                                                 (642,166)
  Death benefits                                                                                                           (19,285)
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract
transactions                                                                                                             4,165,108
----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                                                                         10,043,339
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                                                                         $     14,552,923
==================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                                                                                   7,835,680
Contract purchase payments                                                                                               4,111,112
Net transfers(1)                                                                                                           278,886
Contract terminations:
  Surrender benefits and contract
  charges                                                                                                                 (487,362)
  Death benefits                                                                                                           (14,860)
----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                                                                        11,723,456
==================================================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from
    (to) American Enterprise Life's fixed account.
(2) For the period April 30, 2004 (commencement of operations) to Dec. 31, 2004.
(3) For the period June 1, 2004 (commencement of operations) to Dec. 31, 2004.

See accompanying notes to financial statements.

296 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

American Enterprise Variable Annuity Account (the Account) was established under Indiana law and the subaccounts are registered together as a single unit investment trust of American Enterprise Life under the Investment Company Act of 1940, as amended (the 1940 Act) and exists in accordance with the rules and regulations of the Indiana Department of Insurance.

The Account is used as a funding vehicle for individual variable annuity contracts issued by American Enterprise Life. The following is a list of each variable annuity product funded through the Account.

American Enterprise Life AEL Preferred Variable Annuity (Preferred)*
American Enterprise Life AEL Personal Portfolio Variable Annuity (Personal Portfolio) *
American Enterprise Life AEL Personal Portfolio Plus Variable Annuity (Port
Plus)*
American Enterprise Life AEL Personal Portfolio Plus(2) Variable Annuity (Port Plus(2)) *
Evergreen Essential(SM) Variable Annuity (EG Essential)
Evergreen New Solutions Variable Annuity (EG New Solutions)
Evergreen New Solutions Select Variable Annuity (EG New Solutions Select) Evergreen Pathways(SM) Variable Annuity (EG Pathways)
Evergreen Pathways(SM) Select Variable Annuity (EG Pathways Select)
Evergreen Privilege(SM) Variable Annuity (EG Privilege)
RiverSource AccessChoice Select(SM) Variable Annuity (AccessChoice Select) RiverSource Endeavor Select(SM) Variable Annuity (Endeavor Select)
RiverSource FlexChoice(SM) Variable Annuity (FlexChoice)
RiverSource FlexChoice(SM) Select Variable Annuity (FlexChoice Select) RiverSource(SM) Galaxy Premier Variable Annuity (Galaxy)
RiverSource Innovations(SM) Variable Annuity (Innovations)
RiverSource Innovations(SM) Select Variable Annuity (Innovations Select) RiverSource Innovations(SM) Classic Variable Annuity (Innovations Classic) RiverSource Innovations(SM) Classic Select Variable Annuity (Innovations Classic Select)
RiverSource New Solutions(SM) Variable Annuity (New Solutions)
RiverSource Pinnacle(SM) Variable Annuity (Pinnacle)
RiverSource Platinum(SM) Variable Annuity (Platinum)*
RiverSource Signature(SM) Variable Annuity (Signature)
RiverSource Signature(SM) Select Variable Annuity (Signature Select)
RiverSource Signature(SM) One Variable Annuity (Signature One)
RiverSource Signature(SM) One Select Variable Annuity (Signature One Select) Wells Fargo Advantage(R) Variable Annuity (Wells Advantage)
Wells Fargo Advantage(R) Select Variable Annuity (Wells Advantage Select)
Wells Fargo Advantage(R) Builder Variable Annuity (Wells Builder)
Wells Fargo Advantage(R) Builder Select Variable Annuity (Wells Builder Select) Wells Fargo Advantage Choice(SM) Variable Annuity (Wells Choice)
Wells Fargo Advantage Choice(SM) Select Variable Annuity (Wells Choice Select)

* New contracts are no longer being issued for this product. As a result, an annual contract prospectus and statement of additional information are no longer distributed. An annual report for this product is distributed to all current contract holders.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 297

The Account is comprised of various subaccounts. Each subaccount invests exclusively in shares of the following funds or portfolios (collectively, the Funds), which are registered under the 1940 Act as open-end management investment companies. The name of each Fund and the corresponding subaccount name are provided below.

SUBACCOUNT                              FUND
--------------------------------------------------------------------------------------------------------------------------------
AIM VI Basic Val, Ser II                AIM V.I. Basic Value Fund, Series II Shares
AIM VI Cap Appr, Ser I                  AIM V.I. Capital Appreciation Fund, Series I Shares
AIM VI Cap Appr, Ser II                 AIM V.I. Capital Appreciation Fund, Series II Shares
AIM VI Cap Dev, Ser I                   AIM V.I. Capital Development Fund, Series I Shares
AIM VI Cap Dev, Ser II                  AIM V.I. Capital Development Fund, Series II Shares
AIM VI Core Eq, Ser I                   AIM V.I. Core Equity Fund, Series I Shares(1)
AIM VI Demo Trends, Ser I               AIM V.I. Demographic Trends Fund, Series I Shares
AIM VI Intl Gro, Ser I                  AIM V.I. International Growth Fund, Series I Shares
AIM VI Mid Cap Core Eq, Ser II          AIM V.I. Mid Cap Core Equity Fund, Series II Shares
AIM VI Premier Eq, Ser I                AIM V.I. Premier Equity Fund, Series I Shares(1)
AIM VI Premier Eq, Ser II               AIM V.I. Premier Equity Fund, Series II Shares(2)
AB VPS Global Tech, Cl B                AllianceBernstein VPS Global Technology Portfolio (Class B)
AB VPS Gro & Inc, Cl B                  AllianceBernstein VPS Growth and Income Portfolio (Class B)
AB VPS Intl Val, Cl B                   AllianceBernstein VPS International Value Portfolio (Class B)
AB VPS Lg Cap Gro, Cl B                 AllianceBernstein VPS Large Cap Growth Portfolio (Class B)
AB VPS Bal Shares, Cl B                 AllianceBernstein VPS Balanced Shares Portfolio (Class B)
                                          (previously AllianceBernstein VP Total Return Portfolio (Class B))
AB VPS U.S. Govt/Hi Gr, Cl B            AllianceBernstein VPS U.S. Government/High Grade Securities Portfolio (Class B)
AC VP Inc & Gro, Cl I                   American Century VP Income & Growth, Class I
AC VP Inflation Prot, Cl II             American Century VP Inflation Protection, Class II
AC VP Intl, Cl II                       American Century VP International, Class II
AC VP Ultra, Cl II                      American Century VP Ultra(R), Class II
AC VP Val, Cl I                         American Century VP Value, Class I
AC VP Val, Cl II                        American Century VP Value, Class II
Baron Cap Asset, Ins                    Baron Capital Asset Fund - Insurance Shares
Col Sm Cap Val, VS Cl B                 Columbia Small Cap Value Fund, Variable Series, Class B
                                          (previously Colonial Small Cap Value Fund, Variable Series, Class B)
Col Hi Yield, VS Cl A                   Columbia High Yield Fund, Variable Series, Class A(3)
Col Hi Yield, VS Cl B                   Columbia High Yield Fund, Variable Series, Class B(4)
Col Lg Cap Gro, VS Cl A                 Columbia Large Cap Growth Fund, Variable Series, Class A(5)
CS Mid-Cap Gro                          Credit Suisse Trust - Mid-Cap Growth Portfolio
Drey IP MidCap Stock, Serv              Dreyfus Investment Portfolios MidCap Stock Portfolio, Service Shares
Drey IP Tech Gro, Serv                  Dreyfus Investment Portfolios Technology Growth Portfolio, Service Shares
Drey Soc Resp Gro, Init                 The Dreyfus Socially Responsible Growth Fund, Inc., Initial Shares
Drey VIF Appr, Serv                     Dreyfus Variable Investment Fund Appreciation Portfolio, Service Shares
Drey VIF Disc Stock, Init               Dreyfus Variable Investment Fund Disciplined Stock Portfolio, Initial Shares
Drey VIF Intl Val, Serv                 Dreyfus Variable Investment Fund International Value Portfolio, Service Shares
Drey VIF Sm Co Stock, Init              Dreyfus Variable Investment Fund Small Company Stock Portfolio, Initial Shares
EG VA Bal, Cl 2                         Evergreen VA Balanced Fund - Class 2
EG VA Core Bond, Cl 2                   Evergreen VA Core Bond Fund - Class 2
EG VA Fundamental Lg Cap, Cl 1          Evergreen VA Fundamental Large Cap Fund - Class 1(6)
EG VA Fundamental Lg Cap, Cl 2          Evergreen VA Fundamental Large Cap Fund - Class 2(7)
EG VA Gro, Cl 2                         Evergreen VA Growth Fund - Class 2(8)
EG VA Hi Inc, Cl 2                      Evergreen VA High Income Fund - Class 2
EG VA Intl Eq, Cl 1                     Evergreen VA International Equity Fund - Class 1
EG VA Intl Eq, Cl 2                     Evergreen VA International Equity Fund - Class 2
EG VA Omega, Cl 1                       Evergreen VA Omega Fund - Class 1
EG VA Omega, Cl 2                       Evergreen VA Omega Fund - Class 2
EG VA Special Val, Cl 1                 Evergreen VA Special Values Fund - Class 1
EG VA Special Val, Cl 2                 Evergreen VA Special Values Fund - Class 2
EG VA Strategic Inc, Cl 1               Evergreen VA Strategic Income Fund - Class 1
EG VA Strategic Inc, Cl 2               Evergreen VA Strategic Income Fund - Class 2
Fid VIP Bal, Serv Cl                    Fidelity(R) VIP Balanced Portfolio Service Class
Fid VIP Bal, Serv Cl 2                  Fidelity(R) VIP Balanced Portfolio Service Class 2
Fid VIP Contrafund, Serv Cl             Fidelity(R) VIP Contrafund(R) Portfolio Service Class
Fid VIP Contrafund, Serv Cl 2           Fidelity(R) VIP Contrafund(R) Portfolio Service Class 2
Fid VIP Dyn Appr, Serv Cl 2             Fidelity(R) VIP Dynamic Capital Appreciation Portfolio Service Class 2
Fid VIP Gro & Inc, Serv Cl              Fidelity(R) VIP Growth & Income Portfolio Service Class
Fid VIP Gro & Inc, Serv Cl 2            Fidelity(R) VIP Growth & Income Portfolio Service Class 2

298 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

SUBACCOUNT                              FUND
--------------------------------------------------------------------------------------------------------------------------------
Fid VIP Gro, Serv Cl                    Fidelity(R) VIP Growth Portfolio Service Class
Fid VIP Gro, Serv Cl 2                  Fidelity(R) VIP Growth Portfolio Service Class 2
Fid VIP Hi Inc, Serv Cl                 Fidelity(R) VIP High Income Portfolio Service Class
Fid VIP Hi Inc, Serv Cl 2               Fidelity(R) VIP High Income Portfolio Service Class 2
Fid VIP Invest Gr, Serv Cl 2            Fidelity(R) VIP Investment Grade Bond Portfolio Service Class 2
Fid VIP Mid Cap, Serv Cl                Fidelity(R) VIP Mid Cap Portfolio Service Class
Fid VIP Mid Cap, Serv Cl 2              Fidelity(R) VIP Mid Cap Portfolio Service Class 2
Fid VIP Overseas, Serv Cl               Fidelity(R) VIP Overseas Portfolio Service Class
Fid VIP Overseas, Serv Cl 2             Fidelity(R) VIP Overseas Portfolio Service Class 2
FTVIPT Frank Inc Sec, Cl 2              FTVIPT Franklin Income Securities Fund - Class 2
FTVIPT Frank Real Est, Cl 2             FTVIPT Franklin Real Estate Fund - Class 2
FTVIPT Frank Rising Divd, Cl 2          FTVIPT Franklin Rising Dividends Securities Fund - Class 2
FTVIPT Frank Sm Cap Val, Cl 2           FTVIPT Franklin Small Cap Value Securities Fund - Class 2
FTVIPT Frank Sm Mid Cap Gro, Cl 2       FTVIPT Franklin Small-Mid Cap Growth Securities Fund - Class 2
FTVIPT Mutual Shares Sec, Cl 2          FTVIPT Mutual Shares Securities Fund - Class 2
FTVIPT Temp Dev Mkts Sec, Cl 2          FTVIPT Templeton Developing Markets Securities Fund - Class 2
FTVIPT Temp For Sec, Cl 2               FTVIPT Templeton Foreign Securities Fund - Class 2
FTVIPT Temp Global Inc, Cl 2            FTVIPT Templeton Global Income Securities Fund - Class 2
FTVIPT Temp Gro Sec, Cl 2               FTVIPT Templeton Growth Securities Fund - Class 2
GS VIT Cap Gro                          Goldman Sachs VIT Capital Growth Fund
GS VIT Structd U.S. Eq                  Goldman Sachs VIT Structured U.S. Equity Fund
                                          (previously Goldman Sachs VIT CORE(SM) U.S. Equity Fund)
GS VIT Intl Eq                          Goldman Sachs VIT International Equity Fund
GS VIT Mid Cap Val                      Goldman Sachs VIT Mid Cap Value Fund
Janus Aspen Bal, Inst                   Janus Aspen Series Balanced Portfolio: Institutional Shares
Janus Aspen Global Tech, Serv           Janus Aspen Series Global Technology Portfolio: Service Shares
Janus Aspen Intl Gro, Serv              Janus Aspen Series International Growth Portfolio: Service Shares
Janus Aspen Lg Cap Gro, Serv            Janus Aspen Series Large Cap Growth Portfolio: Service Shares
Janus Aspen Mid Cap Gro, Serv           Janus Aspen Series Mid Cap Growth Portfolio: Service Shares
Janus Aspen World Gro, Inst             Janus Aspen Series Worldwide Growth Portfolio: Institutional Shares
JPM U.S. Lg Cap Core Eq                 JPMorgan U.S. Large Cap Core Equity Portfolio
Lazard Retire Eq                        Lazard Retirement Equity Portfolio
Lazard Retire Intl Eq                   Lazard Retirement International Equity Portfolio
Col Asset Alloc VS, Cl A                Columbia Asset Allocation Fund, Variable Series, Class A
                                          (previously Liberty Asset Allocation Fund, Variable Series, Class A)
Col Federal Sec VS, Cl A                Columbia Federal Securities Fund, Variable Series, Class A
                                          (previously Liberty Federal Securities Fund, Variable Series, Class A)
Col Sm Co Gro VS, Cl A                  Columbia Small Company Growth Fund, Variable Series, Class A
                                          (previously Liberty Small Company Growth Fund, Variable Series, Class A)
MFS Inv Gro Stock, Serv Cl              MFS(R) Investors Growth Stock Series - Service Class
MFS Inv Trust, Init Cl                  MFS(R) Investors Trust Series - Initial Class
MFS Inv Trust, Serv Cl                  MFS(R) Investors Trust Series - Service Class
MFS New Dis, Init Cl                    MFS(R) New Discovery Series - Initial Class
MFS New Dis, Serv Cl                    MFS(R) New Discovery Series - Service Class
MFS Research, Init Cl                   MFS(R) Research Series - Initial Class
MFS Total Return, Init Cl               MFS(R) Total Return Series - Initial Class
MFS Total Return, Serv Cl               MFS(R) Total Return Series - Service Class
MFS Utilities, Init Cl                  MFS(R) Utilities Series - Initial Class
MFS Utilities, Serv Cl                  MFS(R) Utilities Series - Service Class
OpCap Eq                                OpCap Equity Portfolio
OpCap Managed                           OpCap Managed Portfolio
OpCap Sm Cap                            OpCap Small Cap Portfolio
Oppen Cap Appr VA                       Oppenheimer Capital Appreciation Fund/VA
Oppen Cap Appr VA, Serv                 Oppenheimer Capital Appreciation Fund/VA, Service Shares
Oppen Global Sec VA                     Oppenheimer Global Securities Fund/VA
Oppen Global Sec VA, Serv               Oppenheimer Global Securities Fund/VA, Service Shares
Oppen Hi Inc VA                         Oppenheimer High Income Fund/VA
Oppen Hi Inc VA, Serv                   Oppenheimer High Income Fund/VA, Service Shares
Oppen Main St VA                        Oppenheimer Main Street Fund/VA
Oppen Main St Sm Cap VA, Serv           Oppenheimer Main Street Small Cap Fund/VA, Service Shares
Oppen Strategic Bond VA                 Oppenheimer Strategic Bond Fund/VA
Oppen Strategic Bond VA, Serv           Oppenheimer Strategic Bond Fund/VA, Service Shares

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 299

SUBACCOUNT                              FUND
--------------------------------------------------------------------------------------------------------------------------------
Put VT Div Inc, Cl IA                   Putnam VT Diversified Income Fund - Class IA Shares
Put VT Div Inc, Cl IB                   Putnam VT Diversified Income Fund - Class IB Shares
Put VT Global Eq, Cl IA                 Putnam VT Global Equity Fund - Class IA Shares
Put VT Gro & Inc, Cl IA                 Putnam VT Growth and Income Fund - Class IA Shares
Put VT Gro & Inc, Cl IB                 Putnam VT Growth and Income Fund - Class IB Shares
Put VT Health Sciences, Cl IB           Putnam VT Health Sciences Fund - Class IB Shares
Put VT Hi Yield, Cl IA                  Putnam VT High Yield Fund - Class IA Shares
Put VT Hi Yield, Cl IB                  Putnam VT High Yield Fund - Class IB Shares
Put VT Inc, Cl IB                       Putnam VT Income Fund - Class IB Shares
Put VT Intl Eq, Cl IB                   Putnam VT International Equity Fund - Class IB Shares
Put VT Intl Gro & Inc, Cl IB            Putnam VT International Growth and Income Fund - Class IB Shares
Put VT Intl New Opp, Cl IB              Putnam VT International New Opportunities Fund - Class IB Shares
Put VT New Opp, Cl IA                   Putnam VT New Opportunities Fund - Class IA Shares
Put VT Research, Cl IB                  Putnam VT Research Fund - Class IB Shares
Put VT Sm Cap Val, Cl IB                Putnam VT Small Cap Value Fund - Class IB Shares
Put VT Vista, Cl IB                     Putnam VT Vista Fund - Class IB Shares
Put VT Voyager, Cl IA                   Putnam VT Voyager Fund - Class IA Shares
Put VT Voyager, Cl IB                   Putnam VT Voyager Fund - Class IB Shares
RVS VP Bal                              RiverSource(SM) Variable Portfolio - Balanced Fund
RVS VP Cash Mgmt                        RiverSource(SM) Variable Portfolio - Cash Management Fund
RVS VP Div Bond                         RiverSource(SM) Variable Portfolio - Diversified Bond Fund
RVS VP Div Eq Inc                       RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund
RVS VP Emer Mkts                        RiverSource(SM) Variable Portfolio - Emerging Markets Fund
RVS VP Gro                              RiverSource(SM) Variable Portfolio - Growth Fund
RVS VP Hi Yield Bond                    RiverSource(SM) Variable Portfolio - High Yield Bond Fund
RVS VP Inc Opp                          RiverSource(SM) Variable Portfolio - Income Opportunities Fund
RVS VP Intl Opp                         RiverSource(SM) Variable Portfolio - International Opportunity Fund
RVS VP Lg Cap Eq                        RiverSource(SM) Variable Portfolio - Large Cap Equity Fund(9), (10)
RVS VP Lg Cap Val                       RiverSource(SM) Variable Portfolio - Large Cap Value Fund
RVS VP Mid Cap Gro                      RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund(11)
RVS VP New Dim                          RiverSource(SM) Variable Portfolio - New Dimensions Fund(R)(10)
RVS VP S&P 500                          RiverSource(SM) Variable Portfolio - S&P 500 Index Fund
RVS VP Select Val                       RiverSource(SM) Variable Portfolio - Select Value Fund
RVS VP Short Duration                   RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund
RVS VP Sm Cap Adv                       RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund
RVS VP Sm Cap Val                       RiverSource(SM) Variable Portfolio - Small Cap Value Fund
RVS VP Strategy Aggr                    RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund(11)
Royce Micro-Cap                         Royce Micro-Cap Portfolio
Royce Sm-Cap                            Royce Small-Cap Portfolio
STI CVT Cap Appr                        STI Classic Variable Trust Capital Appreciation Fund
STI CVT Intl Eq                         STI Classic Variable Trust International Equity Fund
STI CVT Invest Gr Bond                  STI Classic Variable Trust Investment Grade Bond Fund
STI CVT Lg Cap Relative Val             STI Classic Variable Trust Large Cap Relative Value Fund
                                          (previously STI Classic Variable Trust Growth and Income Fund)
STI CVT Lg Cap Val Eq                   STI Classic Variable Trust Large Cap Value Equity Fund
                                          (previously STI Classic Variable Trust Value Income Stock Fund)
STI CVT Mid-Cap Eq                      STI Classic Variable Trust Mid-Cap Equity Fund
STI CVT Sm Cap Val Eq                   STI Classic Variable Trust Small Cap Value Equity Fund
Third Ave Val                           Third Avenue Value Portfolio
VanK LIT Comstock, Cl II                Van Kampen Life Investment Trust Comstock Portfolio Class II Shares
VanK LIT Gro & Inc, Cl II               Van Kampen Life Investment Trust Growth and Income Portfolio Class II Shares
VanK UIF U.S. Real Est, Cl I            Van Kampen UIF U.S. Real Estate Portfolio Class I Shares
VanK UIF U.S. Real Est, Cl II           Van Kampen UIF U.S. Real Estate Portfolio Class II Shares
Wanger Intl Sm Cap                      Wanger International Small Cap
Wanger U.S. Sm Co                       Wanger U.S. Smaller Companies

300 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

SUBACCOUNT                              FUND
--------------------------------------------------------------------------------------------------------------------------------
WF Adv VT Asset Alloc                   Wells Fargo Advantage VT Asset Allocation Fund
WF Adv VT C&B Lg Cap Val                Wells Fargo Advantage VT C&B Large Cap Value Fund
WF Adv VT Eq Inc                        Wells Fargo Advantage VT Equity Income Fund
WF Adv VT Intl Core                     Wells Fargo Advantage VT International Core Fund
WF Adv VT Lg Co Core                    Wells Fargo Advantage VT Large Company Core Fund
WF Adv VT Lg Co Gro                     Wells Fargo Advantage VT Large Company Growth Fund
WF Adv VT Money Mkt                     Wells Fargo Advantage VT Money Market Fund
WF Adv VT Sm Cap Gro                    Wells Fargo Advantage VT Small Cap Growth Fund
WF Adv VT Total Return Bond             Wells Fargo Advantage VT Total Return Bond Fund

 (1) AIM V. I. Premier Equity Fund, Series I Shares merged into AIM V. I. Core Equity Fund, Series I Shares on April 28, 2006.
 (2) AIM V. I. Premier Equity Fund, Series II Shares merged into AIM V. I. Core Equity Fund, Series II Shares on April 28, 2006.
 (3) Columbia High Yield Fund, Variable Series, Class A merged into Nations High Yield Bond Portfolio on April 28, 2006. On May 1, 2006, Nations High Yield Bond Portfolio changed its name to Columbia High Yield Fund, Variable Series, Class A.
 (4) Columbia High Yield Fund, Variable Series, Class B merged into Nations High Yield Bond Portfolio on April 28, 2006. On May 1, 2006, Nations High Yield Bond Portfolio changed its name to Columbia High Yield Fund, Variable Series, Class B.
 (5) Liberty Equity Fund, Variable Series, Class A merged into Columbia Large Cap Growth Fund, Variable Series, Class A on Feb. 25, 2005.
 (6) Evergreen VA Fund - Class 1 merged into Evergreen VA Fundamental Large Cap Fund - Class 1 on April 15, 2005.
 (7) Evergreen VA Fund - Class 2 merged into Evergreen VA Fundamental Large Cap Fund - Class 2 on April 15, 2005.
 (8) Evergreen VA Special Equity Fund - Class 2 merged into Evergreen VA Growth Fund - Class 2 on April 15, 2005.
 (9) AXP(R) Variable Portfolio - Blue Chip Advantage Fund merged into AXP(R) Variable Portfolio - Large Cap Equity Fund on July 9, 2004.
(10) RIVERSOURCE(SM) Variable Portfolio - New Dimensions Fund(R) merged into RIVERSOURCE(SM) Variable Portfolio - Large Cap Equity Fund on March 17, 2006.
(11) RIVERSOURCE(SM) Variable Portfolio - Strategy Aggressive Fund merged into RIVERSOURCE(SM) Variable Portfolio - Mid Cap Growth Fund on March 17, 2006.

The assets of each subaccount of the Account are not chargeable with liabilities arising out of the business conducted by any other segregated asset account or by American Enterprise Life.

American Enterprise Life issues the contracts that are distributed by banks and financial institutions either directly or through a network of third-party marketers.

Ameriprise Financial, Inc. (Ameriprise Financial) (formerly American Express Financial Corporation) was formerly a wholly-owned subsidiary of American Express Company. On Sept. 30, 2005, American Express Company distributed its Ameriprise Financial common shares to American Express Company shareholders. Ameriprise Financial is the parent company of IDS Life Insurance Company (IDS
Life). IDS Life is the parent company of American Enterprise Life. Ameriprise Financial owns all the outstanding stock of IDS Life and replaced American Express Company as the ultimate control person of American Enterprise Life.

CORPORATE CONSOLIDATION

Later this year, American Enterprise Life and one of its affiliates, American Partners Life Insurance Company, plan to merge into their parent company, IDS Life. This merger will help simplify overall corporate structure because these three life insurance companies will be consolidated into one. This consolidation is expected to occur at the end of 2006, subject to certain regulatory and other approvals. At the time of the consolidation, the surviving life insurance company will be renamed to RiverSource Life Insurance Company. This consolidation and renaming will not have any adverse effect on the benefits under your contract.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS IN THE FUNDS

Investments in shares of the Funds are stated at market value which is the net asset value per share as determined by the respective Funds. Investment transactions are accounted for on the date the shares are purchased and sold. Realized gains and losses on the sales of investments are computed using the average cost method. Income from dividends and gains from realized capital gain distributions are reinvested in additional shares of the Funds and are recorded as income by the subaccounts on the ex-dividend date.

Unrealized appreciation or depreciation of investments in the accompanying financial statements represents the subaccounts' share of the Funds' undistributed net investment income, undistributed realized gain or loss and the unrealized appreciation or depreciation on their investment securities.

VARIABLE PAYOUT

Net assets allocated to contracts in the payout period are periodically compared to a computation which uses the Annuity 2000 Basic Mortality Table and which assumes future mortality improvement. The assumed investment return is 5% unless the annuitant elects otherwise, in which case the rate would be 3.5%, as regulated by the laws of the respective states. The mortality risk is fully borne by American Enterprise Life and may result in additional amounts being transferred into the variable annuity account by American Enterprise Life to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the insurance company.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 301

FEDERAL INCOME TAXES

American Enterprise Life is taxed as a life insurance company. The Account is treated as part of American Enterprise Life for federal income tax purposes. Under existing federal income tax law, no income taxes are payable with respect to any investment income of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. American Enterprise Life will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

3. VARIABLE ACCOUNT EXPENSES

American Enterprise Life makes contractual assurances to the Account that possible future adverse changes in administrative expenses and mortality experience of the contract owners and annuitants will not affect the Account.

American Enterprise Life deducts a daily mortality and expense risk fee and a daily administrative charge equal, on an annual basis, to the following percent of the average daily net assets of each subaccount.

PRODUCT                     MORTALITY AND EXPENSE RISK FEE                                         ADMINISTRATIVE CHARGE
---------------------------------------------------------------------------------------------------------------------------
Preferred                   1.25%                                                                           0.15%
Personal Portfolio          1.25%                                                                           0.15%
Port Plus                   1.25%                                                                           0.15%
Port Plus2                  1.25%                                                                           0.15%
EG Essential                0.85% to 1.70%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
EG New Solutions            0.85% to 1.70%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
EG New Solutions Select     1.00% to 1.75%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
EG Pathways                 1.25% to 1.65%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
EG Pathways Select          1.55% to 2.05%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
EG Privilege                1.25% to 1.65%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
AccessChoice Select         1.55% to 2.05%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
Endeavor Select             1.00% to 1.75%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
FlexChoice                  1.25% to 1.65%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
FlexChoice Select           1.55% to 2.05%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
Galaxy                      1.00% to 1.10%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
Innovations                 0.85% to 1.70%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
Innovations Select          1.00% to 1.75%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
Innovations Classic         0.85% to 1.70%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
Innovations Classic Select  1.00% to 1.75%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
New Solutions               0.85% to 1.20%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
Pinnacle                    1.00% to 1.10%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)

302 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

PRODUCT                     MORTALITY AND EXPENSE RISK FEE                                         ADMINISTRATIVE CHARGE
---------------------------------------------------------------------------------------------------------------------------
Platinum                    1.25%                                                                           0.15%
Signature                   1.25%                                                                           0.15%
Signature Select            1.30% to 1.70%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
Signature One               1.35% to 1.45%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
Signature One Select        1.60% to 2.00%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
Wells Advantage             1.05% to 1.50%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
Wells Advantage Select      1.00% to 1.75%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
Wells Builder               1.10% to 1.55%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
Wells Builder Select        1.25% to 1.90%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
Wells Choice                1.25% to 1.65%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)
Wells Choice Select         1.55% to 2.05%                                                                  0.15%
                            (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)

4. CONTRACT CHARGES

American Enterprise Life deducts a contract administrative charge of $30 to $40 per year depending upon the product selected. This charge reimburses American Enterprise Life for expenses incurred in establishing and maintaining the annuity records. Certain products may waive this charge based upon the underlying contract value.

Optional riders are available on certain products and if selected, the related fees are deducted annually from the contract value on the contract anniversary. Additional information can be found in the applicable product's prospectus.

5. WITHDRAWAL CHARGES

American Enterprise Life may use a withdrawal charge to help it recover certain expenses related to the sale of the annuity. When applicable, a withdrawal charge will apply for a maximum number of years, as depicted in the withdrawal charge schedule included in the applicable product's prospectus. Charges by American Enterprise Life for withdrawals are not identified on an individual segregated asset account basis. Charges for all segregated asset accounts amounted to $3,889,862 in 2005 and $2,906,038 in 2004. Such charges are not treated as a separate expense of the subaccounts. They are ultimately deducted from contract withdrawal benefits paid by American Enterprise Life.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 303

6. RELATED PARTY TRANSACTIONS

For the period from Oct. 1, 2005 through Dec. 31, 2005, management fees were paid indirectly to RiverSource Investments, LLC, an affiliate of American Enterprise Life, in its capacity as investment manager for the following RiverSource(SM) Variable Portfolio Funds (formerly American Express(R) Variable Portfolio Funds) shown in the table below. For the period from Jan. 1, 2005 through Sept. 30, 2005, investment management services were paid indirectly to Ameriprise Financial. The Fund's Investment Management Services Agreement provides for a fee at a percentage of each Fund's average daily net assets that declines annually as each Fund's assets increase. The percentage range for each Fund is as follows:

FUND                                                                               PERCENTAGE RANGE
------------------------------------------------------------------------------------------------------
RiverSource(SM) Variable Portfolio - Balanced Fund                                 0.630% to 0.550%
RiverSource(SM) Variable Portfolio - Cash Management Fund                          0.510% to 0.440%
RiverSource(SM) Variable Portfolio - Diversified Bond Fund                         0.610% to 0.535%
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund                0.560% to 0.470%
RiverSource(SM) Variable Portfolio - Emerging Markets Fund                         1.170% to 1.095%
RiverSource(SM) Variable Portfolio - Growth Fund                                   0.630% to 0.570%
RiverSource(SM) Variable Portfolio - High Yield Bond Fund                          0.620% to 0.545%
RiverSource(SM) Variable Portfolio - Income Opportunities Fund                     0.640% to 0.565%
RiverSource(SM) Variable Portfolio - International Opportunity Fund                0.870% to 0.795%
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                         0.630% to 0.570%
RiverSource(SM) Variable Portfolio - Large Cap Value Fund                          0.630% to 0.570%
RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund                           0.650% to 0.560%
RiverSource(SM) Variable Portfolio - New Dimensions Fund(R)                        0.630% to 0.570%
RiverSource(SM) Variable Portfolio - S&P 500 Index Fund                            0.290% to 0.260%
RiverSource(SM) Variable Portfolio - Select Value Fund                             0.810% to 0.720%
RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund           0.610% to 0.535%
RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund                      0.790% to 0.650%
RiverSource(SM) Variable Portfolio - Small Cap Value Fund                          1.020% to 0.920%
RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund                      0.650% to 0.575%

For the following Funds the fee may be adjusted upward or downward by a maximum performance incentive adjustment of 0.08% for RiverSource(SM) Variable Portfolio
- Balanced Fund and 0.12% for each remaining Fund. The adjustment is based on a comparison of the performance of each Fund to an index of similar funds up to a maximum percentage of each Fund's average daily net assets.

RiverSource(SM) Variable Portfolio - Balanced Fund
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund RiverSource(SM) Variable Portfolio - Emerging Markets Fund RiverSource(SM) Variable Portfolio - Growth Fund
RiverSource(SM) Variable Portfolio - International Opportunity Fund RiverSource(SM) Variable Portfolio - Large Cap Equity Fund RiverSource(SM) Variable Portfolio - Large Cap Value Fund RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) RiverSource(SM) Variable Portfolio - Select Value Fund RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund RiverSource(SM) Variable Portfolio - Small Cap Value Fund RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund

The RIVERSOURCE(SM) Variable Portfolio Funds, as shown in the table above, also have an agreement with IDS Life, an affiliate of American Enterprise Life, for distribution services. Under a Plan and Agreement of Distribution pursuant to Rule 12b-1, each Fund pays a distribution fee at an annual rate up to 0.125% of each Fund's average daily net assets.

304 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

The following RiverSource(SM) Variable Portfolio Funds, as shown in the table below, have an Administrative Services Agreement with Ameriprise Financial. Under this agreement, each Fund pays Ameriprise Financial a fee for administration and accounting services at a percentage of each Fund's average daily net assets that declines annually as each Fund's assets increase. The percentage range for each Fund is as follows:

FUND                                                                               PERCENTAGE RANGE
------------------------------------------------------------------------------------------------------
RiverSource(SM) Variable Portfolio - Balanced Fund                                  0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Cash Management Fund                           0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Diversified Bond Fund                          0.070% to 0.040%
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund                 0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Emerging Markets Fund                          0.080% to 0.050%
RiverSource(SM) Variable Portfolio - Growth Fund                                    0.060% to 0.030%
RiverSource(SM) Variable Portfolio - High Yield Bond Fund                           0.070% to 0.040%
RiverSource(SM) Variable Portfolio - Income Opportunities Fund                      0.070% to 0.040%
RiverSource(SM) Variable Portfolio - International Opportunity Fund                 0.080% to 0.050%
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                          0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Large Cap Value Fund                           0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund                            0.060% to 0.030%
RiverSource(SM) Variable Portfolio - New Dimensions Fund(R)                         0.060% to 0.030%
RiverSource(SM) Variable Portfolio - S&P 500 Index Fund                             0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Select Value Fund                              0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund            0.070% to 0.040%
RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund                       0.080% to 0.050%
RiverSource(SM) Variable Portfolio - Small Cap Value Fund                           0.080% to 0.050%
RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund                       0.060% to 0.030%

Prior to Oct. 1, 2005, the fee percentage of each Fund's average daily net assets declined annually as each Fund's assets increased as follows:

FUND                                                                               PERCENTAGE RANGE
------------------------------------------------------------------------------------------------------
RiverSource(SM) Variable Portfolio - Balanced Fund                                  0.040% to 0.020%
RiverSource(SM) Variable Portfolio - Cash Management Fund                           0.030% to 0.020%
RiverSource(SM) Variable Portfolio - Diversified Bond Fund                          0.050% to 0.025%
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund                 0.040% to 0.020%
RiverSource(SM) Variable Portfolio - Emerging Markets Fund                          0.100% to 0.050%
RiverSource(SM) Variable Portfolio - Growth Fund                                    0.050% to 0.030%
RiverSource(SM) Variable Portfolio - High Yield Bond Fund                           0.050% to 0.025%
RiverSource(SM) Variable Portfolio - Income Opportunities Fund                      0.050% to 0.025%
RiverSource(SM) Variable Portfolio - International Opportunity Fund                 0.060% to 0.035%
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                          0.050% to 0.030%
RiverSource(SM) Variable Portfolio - Large Cap Value Fund                           0.050% to 0.030%
RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund                            0.060% to 0.030%
RiverSource(SM) Variable Portfolio - New Dimensions Fund(R)                         0.050% to 0.030%
RiverSource(SM) Variable Portfolio - S&P 500 Index Fund                             0.080% to 0.065%
RiverSource(SM) Variable Portfolio - Select Value Fund                              0.060% to 0.035%
RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund            0.050% to 0.025%
RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund                       0.060% to 0.035%
RiverSource(SM) Variable Portfolio - Small Cap Value Fund                           0.080% to 0.055%
RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund                       0.060% to 0.035%

The RIVERSOURCE(SM) Variable Portfolio Funds, as shown in the table above, pay custodian fees to Ameriprise Trust Company (formerly American Express Trust Company), an affiliate of American Enterprise Life.

SUBSEQUENT EVENT

Shareholders approved moving transfer agent services from the Investment Management Services Agreement to a new transfer agent agreement at a shareholder meeting on Feb. 15, 2006 for the RiverSource(SM) Variable Portfolio Funds shown in the table above . The Funds will then enter into a separate transfer agent agreement with RiverSource Service Corporation. The fee under that agreement will be uniform for the RiverSource(SM) Variable Portfolio Funds shown in the table above at an annual rate of 0.06% of average daily net assets. The impact of moving transfer agent fees from the Investment Management Services Agreement fee schedules varies by each fund and decreases the rate between 0.03% and 0.15% of average daily net assets.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 305

7. INVESTMENT TRANSACTIONS

The subaccounts' purchases of Funds' shares, including reinvestment of dividend distributions, for the year ended Dec. 31, 2005 were as follows:

SUBACCOUNT                                FUND                                                                        PURCHASES
----------------------------------------------------------------------------------------------------------------------------------
AIM VI Basic Val, Ser II                  AIM V.I. Basic Value Fund, Series II Shares                             $     14,770,561
AIM VI Cap Appr, Ser I                    AIM V.I. Capital Appreciation Fund, Series I Shares                              714,580
AIM VI Cap Appr, Ser II                   AIM V.I. Capital Appreciation Fund, Series II Shares                             225,571
AIM VI Cap Dev, Ser I                     AIM V.I. Capital Development Fund, Series I Shares                                51,650
AIM VI Cap Dev, Ser II                    AIM V.I. Capital Development Fund, Series II Shares                              383,179
AIM VI Core Eq, Ser I                     AIM V.I. Core Equity Fund, Series I Shares                                        66,400
AIM VI Demo Trends, Ser I                 AIM V.I. Demographic Trends Fund, Series I Shares                                 29,960
AIM VI Intl Gro, Ser I                    AIM V.I. International Growth Fund, Series I Shares                               90,923
AIM VI Mid Cap Core Eq, Ser II            AIM V.I. Mid Cap Core Equity Fund, Series II Shares                            4,133,818
AIM VI Premier Eq, Ser I                  AIM V.I. Premier Equity Fund, Series I Shares                                  1,039,390
AIM VI Premier Eq, Ser II                 AIM V.I. Premier Equity Fund, Series II Shares                                     9,339
AB VPS Global Tech, Cl B                  AllianceBernstein VPS Global Technology Portfolio (Class B)                      423,187
AB VPS Gro & Inc, Cl B                    AllianceBernstein VPS Growth and Income Portfolio (Class B)                    2,330,324
AB VPS Intl Val, Cl B                     AllianceBernstein VPS International Value Portfolio (Class B)                 42,516,185
AB VPS Lg Cap Gro, Cl B                   AllianceBernstein VPS Large Cap Growth Portfolio (Class B)                       792,069
AB VPS Bal Shares, Cl B                   AllianceBernstein VPS Balanced Shares Portfolio (Class B)                        304,241
AB VPS U.S.                               AllianceBernstein VPS U.S. Government/High Grade
Govt/Hi Gr, Cl B                          Securities Portfolio (Class B)                                                   504,059
AC VP Inc & Gro, Cl I                     American Century VP Income & Growth, Class I                                     162,866
AC VP Inflation Prot, Cl II               American Century VP Inflation Protection, Class II                            85,056,500
AC VP Intl, Cl II                         American Century VP International, Class II                                          234
AC VP Ultra, Cl II                        American Century VP Ultra(R), Class II                                        30,149,476
AC VP Val, Cl I                           American Century VP Value, Class I                                               370,898
AC VP Val, Cl II                          American Century VP Value, Class II                                              184,592
Baron Cap Asset, Ins                      Baron Capital Asset Fund - Insurance Shares                                      173,137
Col Sm Cap Val, VS Cl B                   Columbia Small Cap Value Fund, Variable Series, Class B                           51,883
Col Hi Yield, VS Cl A                     Columbia High Yield Fund, Variable Series, Class A                                 7,732
Col Hi Yield, VS Cl B                     Columbia High Yield Fund, Variable Series, Class B                            16,052,184
Col Lg Cap Gro, VS Cl A                   Columbia Large Cap Growth Fund, Variable Series, Class A                       1,200,174
CS Mid-Cap Gro                            Credit Suisse Trust - Mid-Cap Growth Portfolio                                     2,595
Drey IP MidCap Stock, Serv                Dreyfus Investment Portfolios MidCap Stock Portfolio, Service Shares              79,575
Drey IP Tech Gro, Serv                    Dreyfus Investment Portfolios Technology Growth Portfolio,
                                          Service Shares                                                                11,469,083
Drey Soc Resp Gro, Init                   The Dreyfus Socially Responsible Growth Fund, Inc., Initial Shares                77,630
Drey VIF Appr, Serv                       Dreyfus Variable Investment Fund Appreciation Portfolio,
                                          Service Shares                                                                   202,396
Drey VIF Disc Stock, Init                 Dreyfus Variable Investment Fund Disciplined Stock Portfolio,
                                          Initial Shares                                                                       310
Drey VIF Intl Val, Serv                   Dreyfus Variable Investment Fund International Value Portfolio,
                                          Service Shares                                                                   164,938
Drey VIF Sm Co Stock, Init                Dreyfus Variable Investment Fund Small Company Stock Portfolio,
                                          Initial Shares                                                                     8,687
EG VA Bal, Cl 2                           Evergreen VA Balanced Fund - Class 2                                             403,475
EG VA Core Bond, Cl 2                     Evergreen VA Core Bond Fund - Class 2                                         21,380,155
EG VA Fundamental Lg Cap, Cl 1            Evergreen VA Fundamental Large Cap Fund - Class 1                                937,871
EG VA Fundamental Lg Cap, Cl 2            Evergreen VA Fundamental Large Cap Fund - Class 2                              8,398,757
EG VA Gro, Cl 2                           Evergreen VA Growth Fund - Class 2                                             8,041,284
EG VA Hi Inc, Cl 2                        Evergreen VA High Income Fund - Class 2                                       13,154,863
EG VA Intl Eq, Cl 1                       Evergreen VA International Equity Fund - Class 1                                 682,682
EG VA Intl Eq, Cl 2                       Evergreen VA International Equity Fund - Class 2                               8,105,310
EG VA Omega, Cl 1                         Evergreen VA Omega Fund - Class 1                                                101,773
EG VA Omega, Cl 2                         Evergreen VA Omega Fund - Class 2                                             11,135,652
EG VA Special Val, Cl 1                   Evergreen VA Special Values Fund - Class 1                                     2,071,826
EG VA Special Val, Cl 2                   Evergreen VA Special Values Fund - Class 2                                     4,675,354
EG VA Strategic Inc, Cl 1                 Evergreen VA Strategic Income Fund - Class 1                                   1,971,643
EG VA Strategic Inc, Cl 2                 Evergreen VA Strategic Income Fund - Class 2                                  20,019,742
Fid VIP Bal, Serv Cl                      Fidelity(R) VIP Balanced Portfolio Service Class                                  26,898
Fid VIP Bal, Serv Cl 2                    Fidelity(R) VIP Balanced Portfolio Service Class 2                                85,310
Fid VIP Contrafund, Serv Cl               Fidelity(R) VIP Contrafund(R) Portfolio Service Class                          1,994,569
Fid VIP Contrafund, Serv Cl 2             Fidelity(R) VIP Contrafund(R) Portfolio Service Class 2                       96,545,396
Fid VIP Dyn Appr, Serv Cl 2               Fidelity(R) VIP Dynamic Capital Appreciation Portfolio Service Class 2            56,947
Fid VIP Gro & Inc, Serv Cl                Fidelity(R) VIP Growth & Income Portfolio Service Class                          429,156
Fid VIP Gro & Inc, Serv Cl 2              Fidelity(R) VIP Growth & Income Portfolio Service Class 2                        104,772
Fid VIP Gro, Serv Cl                      Fidelity(R) VIP Growth Portfolio Service Class                                    10,422
Fid VIP Gro, Serv Cl 2                    Fidelity(R) VIP Growth Portfolio Service Class 2                                 535,372
Fid VIP Hi Inc, Serv Cl                   Fidelity(R) VIP High Income Portfolio Service Class                              700,866
Fid VIP Hi Inc, Serv Cl 2                 Fidelity(R) VIP High Income Portfolio Service Class 2                            415,878
Fid VIP Invest Gr, Serv Cl 2              Fidelity(R) VIP Investment Grade Bond Portfolio Service Class 2               39,559,013
Fid VIP Mid Cap, Serv Cl                  Fidelity(R) VIP Mid Cap Portfolio Service Class                                1,906,671

306 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

SUBACCOUNT                                FUND                                                                        PURCHASES
----------------------------------------------------------------------------------------------------------------------------------
Fid VIP Mid Cap, Serv Cl 2             Fidelity(R) VIP Mid Cap Portfolio Service Class 2                          $     19,387,539
Fid VIP Overseas, Serv Cl              Fidelity(R) VIP Overseas Portfolio Service Class                                    147,250
Fid VIP Overseas, Serv Cl 2            Fidelity(R) VIP Overseas Portfolio Service Class 2                               15,271,483
FTVIPT Frank Inc Sec, Cl 2             FTVIPT Franklin Income Securities Fund - Class 2                                  9,037,063
FTVIPT Frank Real Est, Cl 2            FTVIPT Franklin Real Estate Fund - Class 2                                        3,613,530
FTVIPT Frank Rising Divd, Cl 2         FTVIPT Franklin Rising Dividends Securities Fund - Class 2                          408,374
FTVIPT Frank Sm Cap Val, Cl 2          FTVIPT Franklin Small Cap Value Securities Fund - Class 2                         2,130,881
FTVIPT Frank Sm Mid Cap Gro, Cl 2      FTVIPT Franklin Small-Mid Cap Growth Securities Fund - Class 2                    1,423,534
FTVIPT Mutual Shares Sec, Cl 2         FTVIPT Mutual Shares Securities Fund - Class 2                                    8,852,897
FTVIPT Temp Dev Mkts Sec, Cl 2         FTVIPT Templeton Developing Markets Securities Fund - Class 2                       541,739
FTVIPT Temp For Sec, Cl 2              FTVIPT Templeton Foreign Securities Fund - Class 2                                4,245,965
FTVIPT Temp Global Inc, Cl 2           FTVIPT Templeton Global Income Securities Fund - Class 2                         34,404,137
FTVIPT Temp Gro Sec, Cl 2              FTVIPT Templeton Growth Securities Fund - Class 2                                 1,390,576
GS VIT Cap Gro                         Goldman Sachs VIT Capital Growth Fund                                                32,563
GS VIT Structd U.S. Eq                 Goldman Sachs VIT Structured U.S. Equity Fund                                     1,086,178
GS VIT Intl Eq                         Goldman Sachs VIT International Equity Fund                                         114,390
GS VIT Mid Cap Val                     Goldman Sachs VIT Mid Cap Value Fund                                             38,631,767
Janus Aspen Bal, Inst                  Janus Aspen Series Balanced Portfolio: Institutional Shares                         359,412
Janus Aspen Global Tech, Serv          Janus Aspen Series Global Technology Portfolio: Service Shares                       99,638
Janus Aspen Intl Gro, Serv             Janus Aspen Series International Growth Portfolio: Service Shares                   194,160
Janus Aspen Lg Cap Gro, Serv           Janus Aspen Series Large Cap Growth Portfolio: Service Shares                        97,677
Janus Aspen Mid Cap Gro, Serv          Janus Aspen Series Mid Cap Growth Portfolio: Service Shares                          43,625
Janus Aspen World Gro, Inst            Janus Aspen Series Worldwide Growth Portfolio: Institutional Shares                  67,877
JPM U.S. Lg Cap Core Eq                JPMorgan U.S. Large Cap Core Equity Portfolio                                       212,930
Lazard Retire Eq                       Lazard Retirement Equity Portfolio                                                   17,705
Lazard Retire Intl Eq                  Lazard Retirement International Equity Portfolio                                     64,448
Col Asset Alloc VS, Cl A               Columbia Asset Allocation Fund, Variable Series, Class A                             31,307
Col Federal Sec VS, Cl A               Columbia Federal Securities Fund, Variable Series, Class A                          165,520
Col Sm Co Gro VS, Cl A                 Columbia Small Company Growth Fund, Variable Series, Class A                          2,921
MFS Inv Gro Stock, Serv Cl             MFS(R) Investors Growth Stock Series - Service Class                                368,968
MFS Inv Trust, Init Cl                 MFS(R) Investors Trust Series - Initial Class                                       243,655
MFS Inv Trust, Serv Cl                 MFS(R) Investors Trust Series - Service Class                                        50,226
MFS New Dis, Init Cl                   MFS(R) New Discovery Series - Initial Class                                          72,108
MFS New Dis, Serv Cl                   MFS(R) New Discovery Series - Service Class                                         372,491
MFS Research, Init Cl                  MFS(R) Research Series - Initial Class                                              126,097
MFS Total Return, Init Cl              MFS(R) Total Return Series - Initial Class                                           31,120
MFS Total Return, Serv Cl              MFS(R) Total Return Series - Service Class                                       12,300,605
MFS Utilities, Init Cl                 MFS(R) Utilities Series - Initial Class                                             769,303
MFS Utilities, Serv Cl                 MFS(R) Utilities Series - Service Class                                             593,523
OpCap Eq                               OpCap Equity Portfolio                                                               62,393
OpCap Managed                          OpCap Managed Portfolio                                                             353,222
OpCap Sm Cap                           OpCap Small Cap Portfolio                                                           481,289
Oppen Cap Appr VA                      Oppenheimer Capital Appreciation Fund/VA                                            144,103
Oppen Cap Appr VA, Serv                Oppenheimer Capital Appreciation Fund/VA, Service Shares                         32,019,909
Oppen Global Sec VA                    Oppenheimer Global Securities Fund/VA                                                21,476
Oppen Global Sec VA, Serv              Oppenheimer Global Securities Fund/VA, Service Shares                             3,792,236
Oppen Hi Inc VA                        Oppenheimer High Income Fund/VA                                                     317,422
Oppen Hi Inc VA, Serv                  Oppenheimer High Income Fund/VA, Service Shares                                     798,365
Oppen Main St VA                       Oppenheimer Main Street Fund/VA                                                       7,261
Oppen Main St Sm Cap VA, Serv          Oppenheimer Main Street Small Cap Fund/VA, Service Shares                         1,359,564
Oppen Strategic Bond VA                Oppenheimer Strategic Bond Fund/VA                                                   52,071
Oppen Strategic Bond VA, Serv          Oppenheimer Strategic Bond Fund/VA, Service Shares                               52,417,698
Put VT Div Inc, Cl IA                  Putnam VT Diversified Income Fund - Class IA Shares                                 422,889
Put VT Div Inc, Cl IB                  Putnam VT Diversified Income Fund - Class IB Shares                                 361,071
Put VT Global Eq, Cl IA                Putnam VT Global Equity Fund - Class IA Shares                                       16,949
Put VT Gro & Inc, Cl IA                Putnam VT Growth and Income Fund - Class IA Shares                                  192,030
Put VT Gro & Inc, Cl IB                Putnam VT Growth and Income Fund - Class IB Shares                                  855,666
Put VT Health Sciences, Cl IB          Putnam VT Health Sciences Fund - Class IB Shares                                    330,504
Put VT Hi Yield, Cl IA                 Putnam VT High Yield Fund - Class IA Shares                                         173,235
Put VT Hi Yield, Cl IB                 Putnam VT High Yield Fund - Class IB Shares                                         149,383
Put VT Inc, Cl IB                      Putnam VT Income Fund - Class IB Shares                                              73,078
Put VT Intl Eq, Cl IB                  Putnam VT International Equity Fund - Class IB Shares                             1,990,649
Put VT Intl Gro & Inc, Cl IB           Putnam VT International Growth and Income Fund - Class IB Shares                      3,091
Put VT Intl New Opp, Cl IB             Putnam VT International New Opportunities Fund - Class IB Shares                    166,383
Put VT New Opp, Cl IA                  Putnam VT New Opportunities Fund - Class IA Shares                                   25,970
Put VT Research, Cl IB                 Putnam VT Research Fund - Class IB Shares                                            29,782
Put VT Sm Cap Val, Cl IB               Putnam VT Small Cap Value Fund - Class IB Shares                                    262,935

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 307

SUBACCOUNT                                FUND                                                                        PURCHASES
----------------------------------------------------------------------------------------------------------------------------------
Put VT Vista, Cl IB                    Putnam VT Vista Fund - Class IB Shares                                     $        295,097
Put VT Voyager, Cl IA                  Putnam VT Voyager Fund - Class IA Shares                                             13,847
Put VT Voyager, Cl IB                  Putnam VT Voyager Fund - Class IB Shares                                             61,327
RVS VP Bal                             RiverSource(SM) Variable Portfolio - Balanced Fund                                1,174,083
RVS VP Cash Mgmt                       RiverSource(SM) Variable Portfolio - Cash Management Fund                        31,621,864
RVS VP Div Bond                        RiverSource(SM) Variable Portfolio - Diversified Bond Fund                        7,953,604
RVS VP Div Eq Inc                      RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund              71,468,313
RVS VP Emer Mkts                       RiverSource(SM) Variable Portfolio - Emerging Markets Fund                       27,156,242
RVS VP Gro                             RiverSource(SM) Variable Portfolio - Growth Fund                                     93,208
RVS VP Hi Yield Bond                   RiverSource(SM) Variable Portfolio - High Yield Bond Fund                        26,125,554
RVS VP Inc Opp                         RiverSource(SM) Variable Portfolio - Income Opportunities Fund                    1,167,613
RVS VP Intl Opp                        RiverSource(SM) Variable Portfolio - International Opportunity Fund                 459,968
RVS VP Lg Cap Eq                       RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                       35,924,710
RVS VP Lg Cap Val                      RiverSource(SM) Variable Portfolio - Large Cap Value Fund                            71,331
RVS VP Mid Cap Gro                     RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund                          3,114,690
RVS VP New Dim                         RiverSource(SM) Variable Portfolio - New Dimensions Fund(R)                       2,018,632
RVS VP S&P 500                         RiverSource(SM) Variable Portfolio - S&P 500 Index Fund                           2,290,844
RVS VP Select Val                      RiverSource(SM) Variable Portfolio - Select Value Fund                               15,740
RVS VP Short Duration                  RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund         11,699,020
RVS VP Sm Cap Adv                      RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund                     1,171,263
RVS VP Sm Cap Val                      RiverSource(SM) Variable Portfolio - Small Cap Value Fund                        48,307,634
RVS VP Strategy Aggr                   RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund                        44,663
Royce Micro-Cap                        Royce Micro-Cap Portfolio                                                           127,575
Royce Sm-Cap                           Royce Small-Cap Portfolio                                                           196,613
STI CVT Cap Appr                       STI Classic Variable Trust Capital Appreciation Fund                              2,925,746
STI CVT Intl Eq                        STI Classic Variable Trust International Equity Fund                                 93,356
STI CVT Invest Gr Bond                 STI Classic Variable Trust Investment Grade Bond Fund                                62,352
STI CVT Lg Cap Relative Val            STI Classic Variable Trust Large Cap Relative Value Fund                            125,157
STI CVT Lg Cap Val Eq                  STI Classic Variable Trust Large Cap Value Equity Fund                               86,456
STI CVT Mid-Cap Eq                     STI Classic Variable Trust Mid-Cap Equity Fund                                       17,267
STI CVT Sm Cap Val Eq                  STI Classic Variable Trust Small Cap Value Equity Fund                            2,416,564
Third Ave Val                          Third Avenue Value Portfolio                                                      1,198,926
VanK LIT Comstock, Cl II               Van Kampen Life Investment Trust Comstock Portfolio Class II Shares             109,890,406
VanK LIT Gro & Inc, Cl II              Van Kampen Life Investment Trust Growth and Income Portfolio
                                       Class II Shares                                                                     777,796
VanK UIF U.S. Real Est, Cl I           Van Kampen UIF U.S. Real Estate Portfolio Class I Shares                            396,215
VanK UIF U.S. Real Est, Cl II          Van Kampen UIF U.S. Real Estate Portfolio Class II Shares                         2,917,211
Wanger Intl Sm Cap                     Wanger International Small Cap                                                   22,350,671
Wanger U.S. Sm Co                      Wanger U.S. Smaller Companies                                                    24,734,332
WF Adv VT Asset Alloc                  Wells Fargo Advantage VT Asset Allocation Fund                                    2,229,181
WF Adv VT C&B Lg Cap Val               Wells Fargo Advantage VT C&B Large Cap Value Fund                                   830,176
WF Adv VT Eq Inc                       Wells Fargo Advantage VT Equity Income Fund                                       5,696,864
WF Adv VT Intl Core                    Wells Fargo Advantage VT International Core Fund                                    457,427
WF Adv VT Lg Co Core                   Wells Fargo Advantage VT Large Company Core Fund                                    132,481
WF Adv VT Lg Co Gro                    Wells Fargo Advantage VT Large Company Growth Fund                               18,468,527
WF Adv VT Money Mkt                    Wells Fargo Advantage VT Money Market Fund                                        6,090,644
WF Adv VT Sm Cap Gro                   Wells Fargo Advantage VT Small Cap Growth Fund                                      146,986
WF Adv VT Total Return Bond            Wells Fargo Advantage VT Total Return Bond Fund                                  14,976,904

308 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

8. ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS

The following is a summary of accumulation unit values at Dec. 31, 2005:

                                              AIM VI         AIM VI         AIM VI         AIM VI         AIM VI
                                            BASIC VAL,     CAP APPR,      CAP APPR,       CAP DEV,       CAP DEV,
PRICE LEVEL                                   SER II         SER I          SER II         SER I          SER II
                                           ------------------------------------------------------------------------
1.00%                                      $       1.15   $       0.75   $       1.40   $         --   $       1.24
1.10%                                              1.14           0.74           1.39             --           1.23
1.15%                                              1.12           0.92           1.15             --           1.20
1.20%                                              1.22           0.62           1.16             --           1.28
1.25%                                                --             --             --             --             --
1.25%                                              1.14           0.91           1.39             --           1.23
1.30%                                              1.54             --           1.47             --           1.67
1.35%                                              1.13           0.73           1.38             --           1.22
1.40%                                                --             --             --             --             --
1.40%                                              1.42           1.02           1.13           1.57           1.54
1.45%                                              1.22           0.61           1.16             --           1.27
1.50%                                              1.42           0.61           1.13           1.11           1.53
1.55%                                              1.53             --           1.46             --           1.66
1.60%                                              1.41           0.67           1.12           1.11           1.53
1.65%                                              1.52           0.60           1.45             --           1.65
1.70%                                              1.41           0.60           1.12             --           1.52
1.75%                                              1.21             --           1.15             --           1.26
1.80%                                              1.40           1.47           1.11             --           1.52
1.85%                                              1.52             --           1.44             --           1.64
1.90%                                              1.11             --           1.13             --           1.18
1.95%                                              1.11             --             --             --           1.18
2.00%                                              1.11             --           1.13             --           1.18
2.05%                                              1.11             --           1.13             --           1.18
2.10%                                              1.11             --           1.13             --           1.18
2.15%                                              1.10             --           1.13             --           1.18
2.20%                                              1.10             --           1.13             --           1.18

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 309

                                                AIM VI            AIM VI            AIM VI             AIM VI           AIM VI
                                               CORE EQ,        DEMO TRENDS,        INTL GRO,      MID CAP CORE EQ,    PREMIER EQ,
PRICE LEVEL                                      SER I             SER I             SER I             SER II            SER I
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $          0.60   $            --   $             --  $          0.72
1.10%                                                    --              0.60                --                 --             0.72
1.15%                                                    --                --                --               1.15             0.75
1.20%                                                    --                --                --                 --             0.65
1.25%                                                    --                --                --                 --               --
1.25%                                                    --              0.59                --                 --             0.75
1.30%                                                    --                --                --               1.14               --
1.35%                                                    --              0.59                --               1.14             0.71
1.40%                                                    --                --                --                 --               --
1.40%                                                  1.26                --              1.46                 --             1.15
1.45%                                                    --                --                --               1.14             0.64
1.50%                                                    --                --                --               1.14             0.64
1.55%                                                    --                --                --               1.14               --
1.60%                                                    --                --                --                 --             0.65
1.65%                                                    --                --                --               1.14             0.63
1.70%                                                    --                --                --               1.14             0.63
1.75%                                                    --                --                --               1.13               --
1.80%                                                    --                --                --               1.13             1.37
1.85%                                                    --                --                --               1.13               --
1.90%                                                    --                --                --               1.13               --
1.95%                                                    --                --                --               1.13               --
2.00%                                                    --                --                --               1.13               --
2.05%                                                    --                --                --               1.13               --
2.10%                                                    --                --                --               1.13               --
2.15%                                                    --                --                --               1.13               --
2.20%                                                    --                --                --               1.13               --

                                                AIM VI            AB VPS            AB VPS             AB VPS           AB VPS
                                              PREMIER EQ,      GLOBAL TECH,       GRO & INC,          INTL VAL,       LG CAP GRO,
PRICE LEVEL                                     SER II             CL B              CL B               CL B             CL B
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          1.05   $          0.45   $          1.11   $             --  $          0.67
1.10%                                                  1.04              0.45              1.10                 --             0.66
1.15%                                                    --                --              1.12               1.38               --
1.20%                                                  1.13              1.07              1.22                 --             1.25
1.25%                                                    --                --                --                 --               --
1.25%                                                  1.04              0.44              1.09                 --             0.66
1.30%                                                  1.36              1.50              1.50               1.38             1.51
1.35%                                                  1.03              0.44              1.09               1.38             0.65
1.40%                                                    --                --                --                 --               --
1.40%                                                  0.99              0.68              1.41               1.38             0.79
1.45%                                                  1.13              1.06              1.21               1.38             1.24
1.50%                                                  0.98              0.41              1.40               1.37             0.65
1.55%                                                  1.35              1.49              1.49               1.37             1.50
1.60%                                                  0.98              0.44              1.40               1.37             0.70
1.65%                                                  1.35              1.48              1.49               1.37             1.50
1.70%                                                  0.97              1.40              1.39               1.37             1.34
1.75%                                                  1.12              1.05              1.21               1.37             1.23
1.80%                                                  0.97              1.40              1.38               1.37             1.34
1.85%                                                  1.34              1.47              1.48               1.37             1.49
1.90%                                                    --                --              1.11               1.36               --
1.95%                                                    --                --              1.10               1.36               --
2.00%                                                    --                --              1.10               1.36               --
2.05%                                                    --                --              1.10               1.36               --
2.10%                                                    --                --              1.10               1.36               --
2.15%                                                    --                --              1.10               1.36               --
2.20%                                                    --                --              1.10               1.36               --

310 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                               AB VPS            AB VPS             AC VP             AC VP             AC VP
                                             BAL SHARES,    U.S. GOVT/HI GR,     INC & GRO,      INFLATION PROT,        INTL,
PRICE LEVEL                                     CL B              CL B              CL I              CL II             CL II
                                           ---------------------------------------------------------------------------------------
1.00%                                      $          1.18  $             --   $            --   $            --   $            --
1.10%                                                 1.17                --                --                --                --
1.15%                                                 1.10                --                --              1.06              1.25
1.20%                                                 1.15                --                --                --                --
1.25%                                                   --                --                --                --                --
1.25%                                                 1.17                --                --                --                --
1.30%                                                 1.30                --                --              1.06              1.25
1.35%                                                 1.16                --                --              1.06              1.25
1.40%                                                   --                --                --                --                --
1.40%                                                 1.27              1.29              1.35              1.06                --
1.45%                                                 1.15                --                --              1.05              1.25
1.50%                                                 1.15              1.19                --              1.05              1.25
1.55%                                                 1.29                --                --              1.05              1.25
1.60%                                                 1.26              1.28                --              1.05                --
1.65%                                                 1.26                --                --              1.05              1.24
1.70%                                                 1.09                --                --              1.05              1.24
1.75%                                                 1.14                --                --              1.05              1.24
1.80%                                                 1.08                --                --              1.05              1.24
1.85%                                                 1.25                --                --              1.05              1.24
1.90%                                                 1.08                --                --              1.05              1.24
1.95%                                                 1.08                --                --              1.05              1.24
2.00%                                                 1.08                --                --              1.04              1.24
2.05%                                                 1.08                --                --              1.04              1.24
2.10%                                                 1.08                --                --              1.04              1.24
2.15%                                                 1.08                --                --              1.04              1.23
2.20%                                                 1.08                --                --              1.04              1.23

                                                AC VP             AC VP             AC VP             BARON              COL
                                                ULTRA,             VAL,              VAL,           CAP ASSET,       SM CAP VAL,
PRICE LEVEL                                     CL II             CL I              CL II              INS             VS CL B
                                           ---------------------------------------------------------------------------------------
1.00%                                      $            --   $            --   $            --   $            --   $            --
1.10%                                                   --                --                --                --                --
1.15%                                                 1.07                --              1.13                --              1.22
1.20%                                                   --                --                --                --                --
1.25%                                                   --                --                --                --                --
1.25%                                                   --                --                --                --                --
1.30%                                                 1.07                --              1.13                --              1.22
1.35%                                                 1.07                --              1.13                --              1.22
1.40%                                                   --                --                --                --                --
1.40%                                                   --              1.82              1.13              1.73                --
1.45%                                                 1.07                --              1.13                --              1.22
1.50%                                                 1.07                --              1.13              1.44              1.21
1.55%                                                 1.07                --              1.13                --              1.21
1.60%                                                   --                --              1.13              1.44                --
1.65%                                                 1.07                --              1.12                --              1.21
1.70%                                                 1.06                --              1.12                --              1.21
1.75%                                                 1.06                --              1.12                --              1.21
1.80%                                                 1.06                --              1.12                --              1.21
1.85%                                                 1.06                --              1.12                --              1.21
1.90%                                                 1.06                --              1.12                --              1.21
1.95%                                                 1.06                --              1.12                --              1.20
2.00%                                                 1.06                --              1.12                --              1.20
2.05%                                                 1.06                --              1.12                --              1.20
2.10%                                                 1.06                --              1.12                --              1.20
2.15%                                                 1.06                --              1.11                --              1.20
2.20%                                                 1.06                --              1.11                --              1.20

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 311

                                                  COL               COL               COL               CS              DREY IP
                                               HI YIELD,         HI YIELD,        LG CAP GRO,         MID-CAP        MIDCAP STOCK,
PRICE LEVEL                                     VS CL A           VS CL B           VS CL A             GRO              SERV
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $            --   $            --   $            --   $            --
1.10%                                                    --                --                --                --                --
1.15%                                                  1.29              1.06              1.04                --              1.22
1.20%                                                    --                --                --                --                --
1.25%                                                    --                --                --                --                --
1.25%                                                  1.29                --              1.04                --                --
1.30%                                                    --              1.06                --                --              1.22
1.35%                                                    --              1.06                --                --              1.22
1.40%                                                    --                --                --                --                --
1.40%                                                    --                --                --              1.22                --
1.45%                                                    --              1.05                --                --              1.22
1.50%                                                    --              1.05                --              0.89              1.21
1.55%                                                    --              1.05                --                --              1.21
1.60%                                                    --                --                --              0.79                --
1.65%                                                    --              1.05                --                --              1.21
1.70%                                                    --              1.05                --                --              1.21
1.75%                                                    --              1.05                --                --              1.21
1.80%                                                    --              1.05                --                --              1.21
1.85%                                                    --              1.05                --                --              1.21
1.90%                                                    --              1.05                --                --              1.21
1.95%                                                    --              1.05                --                --              1.21
2.00%                                                    --              1.04                --                --              1.20
2.05%                                                    --              1.04                --                --              1.20
2.10%                                                    --              1.04                --                --              1.20
2.15%                                                    --              1.04                --                --              1.20
2.20%                                                    --              1.04                --                --              1.20

                                                DREY IP            DREY            DREY VIF          DREY VIF          DREY VIF
                                               TECH GRO,       SOC RESP GRO,         APPR,          DISC STOCK,        INTL VAL,
PRICE LEVEL                                      SERV              INIT              SERV              INIT              SERV
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $            --   $            --   $            --   $            --
1.10%                                                    --                --                --                --                --
1.15%                                                  1.06                --              1.06                --              1.26
1.20%                                                    --              0.65                --                --                --
1.25%                                                    --                --                --                --                --
1.25%                                                    --              0.65                --                --                --
1.30%                                                  1.05                --              1.06                --              1.26
1.35%                                                  1.05                --              1.06                --              1.26
1.40%                                                    --                --                --                --                --
1.40%                                                  1.05              0.77              1.06              0.90                --
1.45%                                                  1.05              0.64              1.05                --              1.26
1.50%                                                  1.05              0.64              1.05                --              1.26
1.55%                                                  1.05                --              1.05                --              1.26
1.60%                                                  1.05              1.37              1.05                --                --
1.65%                                                  1.05              0.63              1.05                --              1.25
1.70%                                                  1.05              0.63              1.05                --              1.25
1.75%                                                  1.05                --              1.05                --              1.25
1.80%                                                  1.05              1.36              1.05                --              1.25
1.85%                                                  1.04                --              1.05                --              1.25
1.90%                                                  1.04                --              1.05                --              1.25
1.95%                                                  1.04                --              1.05                --              1.25
2.00%                                                  1.04                --              1.05                --              1.25
2.05%                                                  1.04                --              1.04                --              1.24
2.10%                                                  1.04                --              1.04                --              1.24
2.15%                                                  1.04                --              1.04                --              1.24
2.20%                                                  1.04                --              1.04                --              1.24

312 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                               DREY VIF            EG VA             EG VA             EG VA             EG VA
                                             SM CO STOCK,          BAL,           CORE BOND,        FUNDAMENTAL       FUNDAMENTAL
PRICE LEVEL                                      INIT              CL 2              CL 2          LG CAP, CL 1      LG CAP, CL 2
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $          1.25   $          1.11   $          1.14   $          1.43
1.10%                                                    --              1.24              1.10              1.14              1.43
1.15%                                                    --                --              1.04                --              1.18
1.20%                                                    --              1.13              1.05                --              1.23
1.25%                                                    --                --                --                --                --
1.25%                                                    --              1.24              1.10              1.13              1.42
1.30%                                                    --              1.25              1.06                --              1.52
1.35%                                                    --              1.23              1.09              1.12              1.42
1.40%                                                    --                --                --                --                --
1.40%                                                  1.54              1.23              1.09                --              1.41
1.45%                                                    --              1.12              1.04                --              1.22
1.50%                                                    --              1.23              1.09                --              1.41
1.55%                                                    --              1.25              1.05                --              1.51
1.60%                                                    --              1.22              1.09                --              1.40
1.65%                                                    --              1.24              1.05                --              1.50
1.70%                                                    --              1.22              1.08                --              1.40
1.75%                                                    --              1.11              1.04                --              1.21
1.80%                                                    --              1.22              1.08                --              1.39
1.85%                                                    --              1.23              1.04                --              1.49
1.90%                                                    --                --              1.03                --              1.16
1.95%                                                    --                --                --                --                --
2.00%                                                    --                --              1.03                --              1.16
2.05%                                                    --                --              1.03                --              1.16
2.10%                                                    --                --              1.03                --              1.16
2.15%                                                    --                --              1.02                --              1.16
2.20%                                                    --                --              1.02                --              1.15

                                                 EG VA             EG VA             EG VA             EG VA             EG VA
                                                 GRO,             HI INC,          INTL EQ,          INTL EQ,           OMEGA,
PRICE LEVEL                                      CL 2              CL 2              CL 1              CL 2              CL 1
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          1.60   $          1.30   $          1.42   $          1.63   $          0.77
1.10%                                                  1.60              1.30              1.41              1.62              0.77
1.15%                                                  1.18              1.06                --              1.32                --
1.20%                                                  1.19              1.10                --              1.44                --
1.25%                                                    --                --                --                --                --
1.25%                                                  1.59              1.29              1.41              1.62              0.76
1.30%                                                  1.65              1.23                --              1.81                --
1.35%                                                  1.58              1.29              1.41              1.61              0.76
1.40%                                                    --                --                --                --                --
1.40%                                                  1.58              1.29                --              1.61                --
1.45%                                                  1.18              1.10                --              1.44                --
1.50%                                                  1.58              1.28                --              1.60                --
1.55%                                                  1.63              1.22                --              1.79                --
1.60%                                                  1.57              1.28                --              1.60                --
1.65%                                                  1.63              1.22                --              1.79                --
1.70%                                                  1.57              1.27                --              1.59                --
1.75%                                                  1.18              1.09                --              1.43                --
1.80%                                                  1.56              1.27                --              1.58                --
1.85%                                                  1.62              1.21                --              1.78                --
1.90%                                                  1.17              1.04                --              1.30                --
1.95%                                                    --                --                --                --                --
2.00%                                                  1.16              1.04                --              1.30                --
2.05%                                                  1.16              1.04                --              1.30                --
2.10%                                                  1.16              1.04                --              1.29                --
2.15%                                                  1.16              1.04                --              1.29                --
2.20%                                                  1.16              1.04                --              1.29                --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 313

                                                 EG VA             EG VA             EG VA             EG VA             EG VA
                                                OMEGA,         SPECIAL VAL,      SPECIAL VAL,     STRATEGIC INC,    STRATEGIC INC,
PRICE LEVEL                                      CL 2              CL 1              CL 2              CL 1              CL 2
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          1.45   $          1.99   $          1.59   $          1.53   $          1.31
1.10%                                                  1.44              1.98              1.58              1.52              1.31
1.15%                                                  1.07                --              1.25                --              1.07
1.20%                                                  1.10                --              1.37                --              1.08
1.25%                                                    --                --                --                --                --
1.25%                                                  1.44              1.96              1.58              1.51              1.30
1.30%                                                  1.52                --              1.70                --              1.19
1.35%                                                  1.43              1.95              1.57              1.50              1.30
1.40%                                                    --                --                --                --                --
1.40%                                                  1.43                --              1.57                --              1.29
1.45%                                                  1.10                --              1.36                --              1.08
1.50%                                                  1.42                --              1.56                --              1.29
1.55%                                                  1.51                --              1.69                --              1.18
1.60%                                                  1.42                --              1.56                --              1.29
1.65%                                                  1.50                --              1.68                --              1.17
1.70%                                                  1.41                --              1.55                --              1.28
1.75%                                                  1.09                --              1.35                --              1.07
1.80%                                                  1.41                --              1.55                --              1.27
1.85%                                                  1.49                --              1.67                --              1.17
1.90%                                                  1.06                --              1.24                --              1.05
1.95%                                                    --                --                --                --                --
2.00%                                                  1.06                --              1.23                --              1.05
2.05%                                                  1.06                --              1.23                --              1.05
2.10%                                                  1.06                --              1.23                --              1.05
2.15%                                                  1.06                --              1.23                --              1.05
2.20%                                                  1.06                --              1.23                --              1.05

                                                FID VIP           FID VIP           FID VIP           FID VIP           FID VIP
                                                 BAL,              BAL,           CONTRAFUND,       CONTRAFUND,        DYN APPR,
PRICE LEVEL                                     SERV CL          SERV CL 2          SERV CL          SERV CL 2         SERV CL 2
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $            --   $          1.27   $          1.44   $            --
1.10%                                                    --                --              1.27              1.44                --
1.15%                                                  1.07                --                --              1.28                --
1.20%                                                    --                --                --              1.36              1.28
1.25%                                                    --                --                --                --                --
1.25%                                                  1.06                --              1.26              1.43              1.28
1.30%                                                    --                --                --              1.71                --
1.35%                                                    --                --              1.25              1.43                --
1.40%                                                    --                --                --                --                --
1.40%                                                    --              1.14                --              1.60              1.27
1.45%                                                    --                --                --              1.36              1.27
1.50%                                                    --              1.10                --              1.60              1.27
1.55%                                                    --                --                --              1.69                --
1.60%                                                    --              1.13                --              1.58              1.51
1.65%                                                    --                --                --              1.69              1.26
1.70%                                                    --              1.10                --              1.58              1.25
1.75%                                                    --                --                --              1.35                --
1.80%                                                    --              1.09                --              1.57              1.50
1.85%                                                    --                --                --              1.68                --
1.90%                                                    --                --                --              1.27                --
1.95%                                                    --                --                --              1.26                --
2.00%                                                    --                --                --              1.26                --
2.05%                                                    --                --                --              1.26                --
2.10%                                                    --                --                --              1.26                --
2.15%                                                    --                --                --              1.26                --
2.20%                                                    --                --                --              1.26                --

314 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                FID VIP           FID VIP           FID VIP           FID VIP           FID VIP
                                              GRO & INC,        GRO & INC,           GRO,              GRO,             HI INC,
PRICE LEVEL                                     SERV CL          SERV CL 2          SERV CL          SERV CL 2          SERV CL
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $            --   $            --   $          1.05   $          1.02
1.10%                                                    --                --                --              1.04              1.02
1.15%                                                  0.98                --              0.80              1.08                --
1.20%                                                    --                --                --              1.09                --
1.25%                                                    --                --                --                --                --
1.25%                                                  0.98                --              0.80              1.04              1.01
1.30%                                                    --                --                --              1.42                --
1.35%                                                    --                --                --              1.03              1.00
1.40%                                                    --                --                --                --                --
1.40%                                                  0.99              1.12                --              1.01                --
1.45%                                                    --                --                --              1.08                --
1.50%                                                  0.98              1.12                --              1.00                --
1.55%                                                    --                --                --              1.41                --
1.60%                                                  1.00              1.12                --              1.00                --
1.65%                                                    --                --                --              1.41                --
1.70%                                                    --              1.13                --              0.99                --
1.75%                                                    --                --                --              1.08                --
1.80%                                                    --              1.11                --              0.99                --
1.85%                                                    --                --                --              1.40                --
1.90%                                                    --                --                --              1.06                --
1.95%                                                    --                --                --              1.06                --
2.00%                                                    --                --                --              1.06                --
2.05%                                                    --                --                --              1.06                --
2.10%                                                    --                --                --              1.06                --
2.15%                                                    --                --                --              1.06                --
2.20%                                                    --                --                --              1.06                --

                                                FID VIP           FID VIP           FID VIP           FID VIP           FID VIP
                                                HI INC,          INVEST GR,         MID CAP,          MID CAP,         OVERSEAS,
PRICE LEVEL                                    SERV CL 2         SERV CL 2          SERV CL          SERV CL 2          SERV CL
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $            --   $          2.04   $          1.68   $            --
1.10%                                                    --                --              2.03              1.67                --
1.15%                                                    --              1.04              2.74              1.42                --
1.20%                                                  1.27                --                --              1.86                --
1.25%                                                    --                --                --                --                --
1.25%                                                  1.27                --              2.73              1.85                --
1.30%                                                    --              1.04                --              2.00                --
1.35%                                                    --              1.04              2.00              1.65                --
1.40%                                                    --                --                --                --                --
1.40%                                                  1.26                --              2.72              1.84              1.11
1.45%                                                  1.26              1.04                --              1.83                --
1.50%                                                  1.26              1.04              1.88              1.83              0.96
1.55%                                                    --              1.04                --              1.98                --
1.60%                                                  1.31                --              1.88              1.73              0.89
1.65%                                                  1.25              1.03                --              1.82                --
1.70%                                                  1.25              1.03                --              1.81                --
1.75%                                                    --              1.03                --              1.52                --
1.80%                                                  1.30              1.03                --              1.72                --
1.85%                                                    --              1.03                --              1.96                --
1.90%                                                    --              1.03                --              1.40                --
1.95%                                                    --              1.03                --              1.40                --
2.00%                                                    --              1.03                --              1.40                --
2.05%                                                    --              1.03                --              1.40                --
2.10%                                                    --              1.03                --              1.40                --
2.15%                                                    --              1.03                --              1.40                --
2.20%                                                    --              1.03                --              1.40                --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 315

                                                FID VIP        FTVIPT FRANK      FTVIPT FRANK     FTVIPT FRANK        FTVIPT FRANK
                                               OVERSEAS,         INC SEC,          REAL EST,       RISING DIVD,        SM CAP VAL,
PRICE LEVEL                                    SERV CL 2           CL 2              CL 2              CL 2               CL 2
                                            ----------------------------------------------------------------------------------------
1.00%                                       $          1.41   $           --    $          1.84   $            --    $          1.38
1.10%                                                  1.40               --               1.83                --               1.38
1.15%                                                  1.30             1.13               1.52              1.12               2.24
1.20%                                                  1.42             1.67               2.81                --               1.36
1.25%                                                    --               --                 --                --                 --
1.25%                                                  1.39             1.66               2.81                --               2.22
1.30%                                                  1.92             1.13               2.04              1.12               1.80
1.35%                                                  1.39             1.13               1.82              1.12               1.36
1.40%                                                    --               --                 --                --                 --
1.40%                                                  1.91             1.41               2.61                --               1.50
1.45%                                                  1.41             1.41               2.46              1.11               1.35
1.50%                                                  1.41             1.40               2.45              1.11               1.49
1.55%                                                  1.91             1.12               2.02              1.11               1.79
1.60%                                                  1.90             1.39               2.72                --               1.49
1.65%                                                  1.90             1.39               2.43              1.11               1.34
1.70%                                                  1.28             1.39               2.42              1.11               1.48
1.75%                                                  1.40             1.12               1.53              1.11               1.38
1.80%                                                  1.28             1.45               1.90              1.11               1.47
1.85%                                                  1.89             1.12               1.96              1.11               1.77
1.90%                                                  1.28             1.12               1.50              1.11                 --
1.95%                                                  1.28             1.12                 --              1.11                 --
2.00%                                                  1.28             1.11               1.49              1.10                 --
2.05%                                                  1.28             1.11               1.49              1.10                 --
2.10%                                                  1.28             1.11               1.49              1.10                 --
2.15%                                                  1.27             1.11               1.49              1.10                 --
2.20%                                                  1.27             1.11               1.49              1.10                 --

                                             FTVIPT FRANK         FTVIPT            FTVIPT            FTVIPT             FTVIPT
                                              SM MID CAP       MUTUAL SHARES     TEMP DEV MKTS       TEMP FOR          TEMP GLOBAL
PRICE LEVEL                                    GRO, CL 2         SEC, CL 2         SEC, CL 2         SEC, CL 2          INC, CL 2
                                            ----------------------------------------------------------------------------------------
1.00%                                       $          0.83   $         1.53    $          1.85   $          1.14    $            --
1.10%                                                  0.82             1.52               1.84              1.14                 --
1.15%                                                  1.11             1.61                 --              1.21               1.12
1.20%                                                  0.60             1.63                 --              1.36                 --
1.25%                                                    --             1.63(1)              --              1.21(3)              --
1.25%                                                  1.10             1.60(2)            1.83              1.13(4)              --
1.30%                                                  1.57             1.53                 --              1.71               1.11
1.35%                                                  0.81             1.50               1.82              1.12               1.11
1.40%                                                    --               --                 --                --                 --
1.40%                                                  0.55             1.60                 --              1.39               1.11
1.45%                                                  0.59             1.52                 --              1.35               1.11
1.50%                                                  0.54             1.52                 --              1.38               1.11
1.55%                                                  1.56             1.52                 --              1.70               1.11
1.60%                                                  1.15             1.62                 --              1.38               1.11
1.65%                                                  0.54             1.51                 --              1.69               1.11
1.70%                                                  0.54             1.50                 --              1.37               1.11
1.75%                                                  1.16             1.28                 --              1.34               1.10
1.80%                                                  1.14             1.29                 --              1.34               1.10
1.85%                                                  1.55             1.50                 --              1.68               1.10
1.90%                                                  1.11             1.18                 --                --               1.10
1.95%                                                  1.10             1.18                 --                --               1.10
2.00%                                                  1.10             1.18                 --                --               1.10
2.05%                                                  1.10             1.18                 --                --               1.10
2.10%                                                  1.10             1.18                 --                --               1.10
2.15%                                                  1.10             1.18                 --                --               1.10
2.20%                                                  1.10             1.18                 --                --               1.10

316 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                FTVIPT
                                               TEMP GRO           GS VIT            GS VIT            GS VIT            GS VIT
PRICE LEVEL                                    SEC, CL 2          CAP GRO       STRUCTD U.S. EQ       INTL EQ         MID CAP VAL
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $            --   $            --   $            --   $            --
1.10%                                                    --                --                --                --                --
1.15%                                                  1.21                --                --                --              1.34
1.20%                                                    --                --              0.94                --              2.60
1.25%                                                    --                --                --                --                --
1.25%                                                    --                --              0.94                --              2.59
1.30%                                                  1.21                --                --                --              1.33
1.35%                                                  1.21                --                --                --              1.33
1.40%                                                    --                --                --                --                --
1.40%                                                    --              0.88              1.02              1.12              2.30
1.45%                                                  1.20                --              0.93                --              2.56
1.50%                                                  1.20              0.76              0.93              0.91              2.55
1.55%                                                  1.20                --                --                --              1.33
1.60%                                                    --              0.79              0.94              0.87              1.83
1.65%                                                  1.20                --              0.92                --              2.53
1.70%                                                  1.20                --              0.92                --              2.53
1.75%                                                  1.20                --                --                --              1.32
1.80%                                                  1.20                --              1.57                --              1.82
1.85%                                                  1.20                --                --                --              1.32
1.90%                                                  1.20                --                --                --              1.32
1.95%                                                  1.19                --                --                --              1.32
2.00%                                                  1.19                --                --                --              1.32
2.05%                                                  1.19                --                --                --              1.32
2.10%                                                  1.19                --                --                --              1.32
2.15%                                                  1.19                --                --                --              1.32
2.20%                                                  1.19                --                --                --              1.32

                                                                JANUS ASPEN       JANUS ASPEN       JANUS ASPEN       JANUS ASPEN
                                              JANUS ASPEN       GLOBAL TECH,       INTL GRO,        LG CAP GRO,       MID CAP GRO,
PRICE LEVEL                                    BAL, INST           SERV              SERV              SERV               SERV
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $            --   $            --   $            --   $            --
1.10%                                                    --                --                --                --                --
1.15%                                                    --              0.42                --              0.64              0.57
1.20%                                                    --                --                --                --                --
1.25%                                                    --                --                --                --                --
1.25%                                                    --              0.41                --              0.64              0.57
1.30%                                                    --                --                --                --                --
1.35%                                                    --                --                --                --                --
1.40%                                                    --                --                --                --                --
1.40%                                                  1.81              0.39              0.89              0.60              0.52
1.45%                                                    --                --                --                --                --
1.50%                                                    --              0.38              0.88              0.59              0.51
1.55%                                                    --                --                --                --                --
1.60%                                                    --              0.38              0.80              0.58              0.43
1.65%                                                    --                --                --                --                --
1.70%                                                    --                --                --                --                --
1.75%                                                    --                --                --                --                --
1.80%                                                    --                --                --                --                --
1.85%                                                    --                --                --                --                --
1.90%                                                    --                --                --                --                --
1.95%                                                    --                --                --                --                --
2.00%                                                    --                --                --                --                --
2.05%                                                    --                --                --                --                --
2.10%                                                    --                --                --                --                --
2.15%                                                    --                --                --                --                --
2.20%                                                    --                --                --                --                --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 317

                                              JANUS ASPEN           JPM                                                   COL
                                              WORLD GRO,        U.S. LG CAP         LAZARD            LAZARD          ASSET ALLOC
PRICE LEVEL                                      INST             CORE EQ          RETIRE EQ      RETIRE INTL EQ        VS, CL A
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $            --   $            --   $            --   $            --
1.10%                                                    --                --                --                --                --
1.15%                                                    --                --                --                --              1.38
1.20%                                                    --                --                --                --                --
1.25%                                                    --                --                --                --                --
1.25%                                                    --                --                --                --              1.37
1.30%                                                    --                --                --                --                --
1.35%                                                    --                --                --                --                --
1.40%                                                    --                --                --                --                --
1.40%                                                  1.30              0.82              1.03              0.99                --
1.45%                                                    --                --                --                --                --
1.50%                                                    --              0.78              1.03              0.97                --
1.55%                                                    --                --                --                --                --
1.60%                                                    --              0.81              1.11              0.97                --
1.65%                                                    --                --                --                --                --
1.70%                                                    --                --                --                --                --
1.75%                                                    --                --                --                --                --
1.80%                                                    --                --                --                --                --
1.85%                                                    --                --                --                --                --
1.90%                                                    --                --                --                --                --
1.95%                                                    --                --                --                --                --
2.00%                                                    --                --                --                --                --
2.05%                                                    --                --                --                --                --
2.10%                                                    --                --                --                --                --
2.15%                                                    --                --                --                --                --
2.20%                                                    --                --                --                --                --

                                                  COL               COL               MFS               MFS               MFS
                                              FEDERAL SEC        SM CO GRO      INV GRO STOCK,      INV TRUST,        INV TRUST,
PRICE LEVEL                                    VS, CL A          VS, CL A           SERV CL           INIT CL           SERV CL
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $            --   $          0.68   $            --   $            --
1.10%                                                    --                --              0.68                --                --
1.15%                                                  1.06              1.68              1.11              0.95              0.89
1.20%                                                    --                --              1.13              0.94                --
1.25%                                                    --                --                --                --                --
1.25%                                                  1.05              1.68              0.67              0.94              0.89
1.30%                                                    --                --              1.36                --                --
1.35%                                                    --                --              0.67                --                --
1.40%                                                    --                --                --                --                --
1.40%                                                    --                --              1.36              0.92              1.11
1.45%                                                    --                --              1.13              0.92                --
1.50%                                                    --                --              1.13              0.92              1.10
1.55%                                                    --                --              1.35                --                --
1.60%                                                    --                --              1.35              1.45              1.10
1.65%                                                    --                --              1.35              0.91                --
1.70%                                                    --                --              1.10              0.91              1.10
1.75%                                                    --                --              1.12                --                --
1.80%                                                    --                --              1.10              1.44              1.09
1.85%                                                    --                --              1.34                --                --
1.90%                                                    --                --              1.10                --                --
1.95%                                                    --                --              1.10                --                --
2.00%                                                    --                --              1.09                --                --
2.05%                                                    --                --              1.09                --                --
2.10%                                                    --                --              1.09                --                --
2.15%                                                    --                --              1.09                --                --
2.20%                                                    --                --              1.09                --                --

318 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                  MFS               MFS               MFS               MFS               MFS
                                               NEW DIS,          NEW DIS,          RESEARCH,       TOTAL RETURN,     TOTAL RETURN,
PRICE LEVEL                                     INIT CL           SERV CL           INIT CL           INIT CL           SERV CL
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $          0.92   $            --   $            --   $          1.33
1.10%                                                    --              0.92                --                --              1.32
1.15%                                                  1.27              0.84                --              1.37              1.25
1.20%                                                    --              1.07                --                --              1.17
1.25%                                                    --                --                --                --                --
1.25%                                                  1.26              0.84                --              1.36              1.25
1.30%                                                    --              1.46                --                --              1.30
1.35%                                                    --              0.91                --                --              1.30
1.40%                                                    --                --                --                --                --
1.40%                                                  1.29              1.05              0.94                --              1.17
1.45%                                                    --              1.07                --                --              1.16
1.50%                                                  0.86              1.04              0.77                --              1.17
1.55%                                                    --              1.45                --                --              1.29
1.60%                                                  0.79              1.04              0.81                --              1.17
1.65%                                                    --              1.44                --                --              1.29
1.70%                                                    --              1.04                --                --              1.16
1.75%                                                    --              1.06                --                --              1.15
1.80%                                                    --              1.03                --                --              1.14
1.85%                                                    --              1.43                --                --              1.28
1.90%                                                    --              1.07                --                --              1.09
1.95%                                                    --              1.07                --                --              1.09
2.00%                                                    --              1.07                --                --              1.09
2.05%                                                    --              1.07                --                --              1.09
2.10%                                                    --              1.07                --                --              1.09
2.15%                                                    --              1.07                --                --              1.09
2.20%                                                    --              1.07                --                --              1.09

                                                  MFS               MFS
                                              UTILITIES,        UTILITIES,           OPCAP             OPCAP             OPCAP
PRICE LEVEL                                     INIT CL           SERV CL             EQ              MANAGED           SM CAP
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $          1.74   $            --   $            --   $            --
1.10%                                                    --              1.74                --                --                --
1.15%                                                  1.38              1.14                --                --                --
1.20%                                                  1.06              1.61                --                --                --
1.25%                                                    --                --                --                --                --
1.25%                                                  1.37              1.13                --                --                --
1.30%                                                    --              1.97                --                --                --
1.35%                                                    --              1.72                --                --                --
1.40%                                                    --                --                --                --                --
1.40%                                                  1.43              1.67              1.36              2.36              1.66
1.45%                                                  1.05              1.60                --                --                --
1.50%                                                  0.95              1.67                --                --                --
1.55%                                                    --              1.96                --                --                --
1.60%                                                  1.10              1.62                --                --                --
1.65%                                                  0.94              1.91                --                --                --
1.70%                                                  0.94              1.65                --                --                --
1.75%                                                    --              1.59                --                --                --
1.80%                                                  1.95              1.61                --                --                --
1.85%                                                    --              1.90                --                --                --
1.90%                                                    --              1.42                --                --                --
1.95%                                                    --              1.42                --                --                --
2.00%                                                    --              1.41                --                --                --
2.05%                                                    --              1.41                --                --                --
2.10%                                                    --              1.41                --                --                --
2.15%                                                    --              1.41                --                --                --
2.20%                                                    --              1.41                --                --                --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 319

                                                                   OPPEN             OPPEN             OPPEN             OPPEN
                                                 OPPEN         CAP APPR VA,       GLOBAL SEC      GLOBAL SEC VA,        HI INC
PRICE LEVEL                                   CAP APPR VA          SERV               VA               SERV               VA
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $          1.11   $            --   $          1.44   $            --
1.10%                                                    --              1.11                --              1.44                --
1.15%                                                    --              1.10                --              1.30                --
1.20%                                                    --              1.15                --              1.45                --
1.25%                                                    --                --                --                --                --
1.25%                                                    --              1.10                --              1.44                --
1.30%                                                    --              1.43                --              1.93                --
1.35%                                                    --              1.10                --              1.42                --
1.40%                                                    --                --                --                --                --
1.40%                                                  1.50              1.35              1.85              1.43              1.26
1.45%                                                    --              1.14                --              1.43                --
1.50%                                                    --              1.35                --              1.43                --
1.55%                                                    --              1.42                --              1.92                --
1.60%                                                    --              1.34                --              1.71                --
1.65%                                                    --              1.41                --              1.41                --
1.70%                                                    --              1.33                --              1.42                --
1.75%                                                    --              1.14                --              1.41                --
1.80%                                                    --              1.33                --              1.70                --
1.85%                                                    --              1.41                --              1.90                --
1.90%                                                    --              1.09                --              1.29                --
1.95%                                                    --              1.09                --              1.29                --
2.00%                                                    --              1.09                --              1.29                --
2.05%                                                    --              1.09                --              1.28                --
2.10%                                                    --              1.09                --              1.28                --
2.15%                                                    --              1.08                --              1.28                --
2.20%                                                    --              1.08                --              1.28                --

                                                 OPPEN             OPPEN         OPPEN MAIN ST         OPPEN             OPPEN
                                               HI INC VA,         MAIN ST         SM CAP VA,       STRATEGIC BOND    STRATEGIC BOND
PRICE LEVEL                                       SERV               VA               SERV              VA              VA, SERV
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          1.28   $            --   $          1.45   $            --   $          1.31
1.10%                                                  1.28                --              1.45                --              1.30
1.15%                                                    --                --              1.27                --              1.09
1.20%                                                  1.12                --              1.31                --              1.30
1.25%                                                    --                --                --                --                --
1.25%                                                  1.27                --              1.44                --              1.29
1.30%                                                  1.21                --              1.84                --              1.16
1.35%                                                  1.26                --              1.44                --              1.29
1.40%                                                    --                --                --                --                --
1.40%                                                  1.30              0.99              1.72              1.45              1.29
1.45%                                                  1.11                --              1.31                --              1.28
1.50%                                                  1.11                --              1.72                --              1.28
1.55%                                                  1.30                --              1.83                --              1.23
1.60%                                                  1.20                --              1.71                --              1.21
1.65%                                                  1.29                --              1.82                --              1.27
1.70%                                                    --                --              1.70                --              1.27
1.75%                                                  1.10                --              1.30                --              1.11
1.80%                                                    --                --              1.70                --              1.20
1.85%                                                  1.19                --              1.81                --              1.14
1.90%                                                    --                --              1.25                --              1.07
1.95%                                                    --                --              1.25                --              1.07
2.00%                                                    --                --              1.25                --              1.07
2.05%                                                    --                --              1.25                --              1.07
2.10%                                                    --                --              1.25                --              1.07
2.15%                                                    --                --              1.25                --              1.07
2.20%                                                    --                --              1.25                --              1.07

320 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                PUT VT            PUT VT            PUT VT            PUT VT            PUT VT
                                               DIV INC,          DIV INC,         GLOBAL EQ,        GRO & INC,        GRO & INC,
PRICE LEVEL                                     CL IA             CL IB             CL IA             CL IA             CL IB
                                           ----------------------------------------------------------------------------------------
1.00%                                      $             --   $            --   $            --   $            --   $          1.15
1.10%                                                    --                --                --                --              1.14
1.15%                                                    --                --                --                --              1.10
1.20%                                                    --                --                --                --              1.22
1.25%                                                    --                --                --                --                --
1.25%                                                    --                --                --                --              1.09
1.30%                                                    --                --                --                --              1.47
1.35%                                                    --                --                --                --              1.13
1.40%                                                    --                --                --                --                --
1.40%                                                  1.76              1.37              1.18              2.43              1.32
1.45%                                                    --                --                --                --              1.22
1.50%                                                    --                --                --                --              1.16
1.55%                                                    --                --                --                --              1.46
1.60%                                                    --                --                --                --              1.13
1.65%                                                    --                --                --                --              1.46
1.70%                                                    --                --                --                --              1.15
1.75%                                                    --                --                --                --              1.21
1.80%                                                    --                --                --                --              1.12
1.85%                                                    --                --                --                --              1.45
1.90%                                                    --                --                --                --                --
1.95%                                                    --                --                --                --                --
2.00%                                                    --                --                --                --                --
2.05%                                                    --                --                --                --                --
2.10%                                                    --                --                --                --                --
2.15%                                                    --                --                --                --                --
2.20%                                                    --                --                --                --                --

                                                PUT VT            PUT VT            PUT VT            PUT VT             PUT VT
                                           HEALTH SCIENCES,      HI YIELD,         HI YIELD,            INC,            INTL EQ,
PRICE LEVEL                                     CL IB              CL IA             CL IB             CL IB             CL IB
                                           ----------------------------------------------------------------------------------------
1.00%                                      $           1.36   $            --   $            --   $            --   $          1.29
1.10%                                                  1.35                --                --                --              1.29
1.15%                                                  1.16                --                --              1.29              1.19
1.20%                                                  1.16                --                --                --              0.86
1.25%                                                    --                --                --                --                --
1.25%                                                  1.16                --                --              1.28              1.18
1.30%                                                  1.41                --                --                --              1.72
1.35%                                                  1.34                --                --                --              1.28
1.40%                                                    --                --                --                --                --
1.40%                                                  1.15              1.75              1.31              1.12              1.21
1.45%                                                  1.15                --                --                --              0.76
1.50%                                                  1.15                --                --              1.12              0.76
1.55%                                                  1.40                --                --                --              1.70
1.60%                                                  1.33                --                --              1.11              1.35
1.65%                                                  1.14                --                --                --              0.76
1.70%                                                  1.14                --                --              1.11              0.75
1.75%                                                  1.26                --                --                --              1.38
1.80%                                                  1.32                --                --              1.06              1.33
1.85%                                                  1.38                --                --                --              1.69
1.90%                                                  1.14                --                --                --              1.26
1.95%                                                  1.14                --                --                --              1.25
2.00%                                                  1.14                --                --                --              1.25
2.05%                                                  1.14                --                --                --              1.25
2.10%                                                  1.14                --                --                --              1.25
2.15%                                                  1.14                --                --                --              1.25
2.20%                                                  1.14                --                --                --              1.25

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 321

                                                PUT VT            PUT VT             PUT VT           PUT VT            PUT VT
                                            INTL GRO & INC,    INTL NEW OPP,        NEW OPP,         RESEARCH,        SM CAP VAL,
PRICE LEVEL                                      CL IB             CL IB             CL IA             CL IB             CL IB
                                            ---------------------------------------------------------------------------------------
1.00%                                       $           --    $          0.79   $            --   $          1.11   $            --
1.10%                                                   --               0.79                --              1.11                --
1.15%                                                   --                 --                --                --              1.26
1.20%                                                   --                 --                --              1.16                --
1.25%                                                   --                 --                --                --                --
1.25%                                                   --               0.78                --              1.10                --
1.30%                                                   --                 --                --              1.40              1.25
1.35%                                                   --               0.78                --              1.10              1.25
1.40%                                                   --                 --                --                --                --
1.40%                                                 1.31               0.95              2.02              1.39              1.25
1.45%                                                   --                 --                --              1.15              1.25
1.50%                                                   --                 --                --              1.15              1.25
1.55%                                                   --                 --                --              1.39              1.25
1.60%                                                   --                 --                --              1.39              1.25
1.65%                                                   --                 --                --              1.38              1.25
1.70%                                                   --                 --                --                --              1.25
1.75%                                                   --                 --                --              1.15              1.24
1.80%                                                   --                 --                --                --              1.24
1.85%                                                   --                 --                --              1.38              1.24
1.90%                                                   --                 --                --                --              1.24
1.95%                                                   --                 --                --                --              1.24
2.00%                                                   --                 --                --                --              1.24
2.05%                                                   --                 --                --                --              1.24
2.10%                                                   --                 --                --                --              1.24
2.15%                                                   --                 --                --                --              1.24
2.20%                                                   --                 --                --                --              1.23

                                                PUT VT             PUT VT            PUT VT
                                                VISTA,            VOYAGER,          VOYAGER,          RVS VP             RVS VP
PRICE LEVEL                                     CL IB              CL IA             CL IB              BAL            CASH MGMT
                                            ---------------------------------------------------------------------------------------
1.00%                                       $         0.71    $            --   $            --   $          0.99   $          1.07
1.10%                                                 0.71                 --                --              0.99              1.02
1.15%                                                 0.95                 --                --              1.05              1.08
1.20%                                                 0.57                 --                --                --              1.01
1.25%                                                 0.70(5)              --                --                --                --
1.25%                                                 0.95(6)              --                --              1.04              1.08
1.30%                                                 1.72                 --                --                --              1.00
1.35%                                                 0.70                 --                --              0.98              1.05
1.40%                                                   --                 --                --                --                --
1.40%                                                 1.07               1.36              1.30              1.98              1.26
1.45%                                                 0.56                 --                --                --              1.00
1.50%                                                 0.56                 --                --              0.93              1.04
1.55%                                                 1.71                 --                --                --              0.99
1.60%                                                 1.25                 --                --              0.97              1.03
1.65%                                                 0.55                 --                --                --              0.99
1.70%                                                 0.55                 --                --              1.07              0.97
1.75%                                                 1.28                 --                --                --              1.00
1.80%                                                 1.24                 --                --              1.05              0.97
1.85%                                                 1.70                 --                --                --              0.98
1.90%                                                 1.25                 --                --                --              1.00
1.95%                                                 1.25                 --                --                --              1.00
2.00%                                                 1.25                 --                --                --              1.00
2.05%                                                 1.25                 --                --                --              1.00
2.10%                                                 1.25                 --                --                --              1.00
2.15%                                                 1.24                 --                --                --              1.00
2.20%                                                 1.24                 --                --                --              0.99

322 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                RVS VP            RVS VP             RVS VP           RVS VP             RVS VP
PRICE LEVEL                                    DIV BOND         DIV EQ INC         EMER MKTS           GRO           HI YIELD BOND
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          1.13   $         1.44    $            --   $          1.13   $            --
1.10%                                                  1.12             1.44                 --              1.12                --
1.15%                                                  1.26             1.48               1.90              1.15              1.24
1.20%                                                  1.05             1.60                 --              1.21              1.20
1.25%                                                    --               --                 --                --                --
1.25%                                                  1.25             1.47               1.89              1.12              1.23
1.30%                                                  1.07             1.90               1.55              1.40              1.11
1.35%                                                  1.11             1.42               1.55              1.11              1.11
1.40%                                                    --             1.46(7)              --                --                --
1.40%                                                  1.63             1.58(8)            1.55              0.50              1.19
1.45%                                                  1.05             1.57               1.54              1.20              1.16
1.50%                                                  1.21             1.57               1.54              0.50              1.15
1.55%                                                  1.06             1.88               1.54              1.39              1.11
1.60%                                                  1.21             1.55               1.54              0.52              1.15
1.65%                                                  1.06             1.55               1.54              1.39              1.15
1.70%                                                  1.07             1.55               1.54              1.14              1.14
1.75%                                                  1.04             1.42               1.54              1.19              1.11
1.80%                                                  1.04             1.42               1.53              1.14              1.21
1.85%                                                  1.05             1.86               1.53              1.38              1.10
1.90%                                                  1.03             1.29               1.53              1.14              1.10
1.95%                                                  1.03             1.28               1.53              1.14              1.10
2.00%                                                  1.03             1.28               1.53              1.14              1.10
2.05%                                                  1.03             1.28               1.53              1.14              1.10
2.10%                                                  1.03             1.28               1.53              1.14              1.10
2.15%                                                  1.03             1.28               1.53              1.13              1.10
2.20%                                                  1.03             1.28               1.52              1.13              1.10

                                                RVS VP            RVS VP             RVS VP           RVS VP            RVS VP
PRICE LEVEL                                     INC OPP          INTL OPP          LG CAP EQ        LG CAP VAL        MID CAP GRO
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $           --    $            --   $            --   $          1.46
1.10%                                                    --               --                 --                --              1.45
1.15%                                                  1.11             1.29               1.11              1.14              1.17
1.20%                                                    --               --               0.73                --              1.20
1.25%                                                    --               --                 --                --                --
1.25%                                                    --               --               0.72                --              1.44
1.30%                                                  1.12             1.29               1.11              1.14              1.48
1.35%                                                  1.12             1.28               1.10              1.14              1.44
1.40%                                                    --               --                 --                --                --
1.40%                                                    --             1.44               1.64                --              1.44
1.45%                                                  1.12             1.28               0.71              1.14              1.19
1.50%                                                  1.12             1.28               0.71              1.13              1.43
1.55%                                                  1.12             1.28               1.10              1.13              1.47
1.60%                                                    --               --               0.73                --              1.43
1.65%                                                  1.11             1.28               0.71              1.13              1.46
1.70%                                                  1.11             1.28               0.70              1.13              1.42
1.75%                                                  1.11             1.28               1.10              1.13              1.18
1.80%                                                  1.11             1.27               1.42              1.13              1.42
1.85%                                                  1.11             1.27               1.10              1.13              1.45
1.90%                                                  1.11             1.27               1.09              1.13              1.15
1.95%                                                  1.11             1.27               1.09              1.13              1.15
2.00%                                                  1.11             1.27               1.09              1.12              1.15
2.05%                                                  1.11             1.27               1.09              1.12              1.15
2.10%                                                  1.11             1.27               1.09              1.12              1.15
2.15%                                                  1.11             1.27               1.09              1.12              1.15
2.20%                                                  1.10             1.27               1.09              1.12              1.15

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 323

                                            RVS VP            RVS VP            RVS VP            RVS VP             RVS VP
PRICE LEVEL                                 NEW DIM           S&P 500         SELECT VAL      SHORT DURATION       SM CAP ADV
                                        ---------------------------------------------------------------------------------------
1.00%                                   $          0.74   $         0.88     $           --   $          1.18    $         1.41
1.10%                                              0.74             0.87                 --              1.16              1.40
1.15%                                              0.83             0.89               1.09              1.01              1.54
1.20%                                              0.69             1.19                 --              1.17              1.21
1.25%                                                --             0.89(9)              --              1.17(1)             --
1.25%                                              0.82             0.87(10)             --              1.17(2)           1.53
1.30%                                              1.29             1.45               1.09              1.00                --
1.35%                                              0.73             0.86               1.09              1.16              1.38
1.40%                                                --               --                 --              1.16(7)           1.31(7)
1.40%                                              1.22             1.45               1.09              1.15(8)           1.19(8)
1.45%                                              0.68             1.18               1.09              1.15              1.19
1.50%                                              0.68             1.18               1.09              1.14              1.18
1.55%                                              1.28             1.44               1.09              0.99                --
1.60%                                              0.70             1.43               1.09              1.15              1.32
1.65%                                              0.67             1.43               1.09              1.13              1.17
1.70%                                              0.67             1.11               1.08              1.13              1.17
1.75%                                              1.05             1.17               1.08              0.99                --
1.80%                                              0.98             1.11               1.08              1.00              1.47
1.85%                                              1.26             1.42               1.08              0.98                --
1.90%                                              1.03             1.11               1.08              0.99                --
1.95%                                              1.03             1.11               1.08              0.99                --
2.00%                                              1.03             1.11               1.08              0.99                --
2.05%                                              1.03             1.11               1.08              0.99                --
2.10%                                              1.03             1.11               1.08              0.99                --
2.15%                                              1.02             1.11               1.08              0.99                --
2.20%                                              1.02             1.10               1.08              0.99                --

                                            RVS VP            RVS VP             ROYCE             ROYCE            STI CVT
PRICE LEVEL                               SM CAP VAL       STRATEGY AGGR       MICRO-CAP          SM-CAP           CAP APPR
                                        ---------------------------------------------------------------------------------------
1.00%                                   $          1.34   $           --     $           --   $            --    $         1.25
1.10%                                              1.33               --                 --                --              1.25
1.15%                                              1.21               --                 --                --              1.03
1.20%                                              1.34               --                 --                --              1.08
1.25%                                                --               --                 --                --                --
1.25%                                              1.33               --                 --                --              1.24
1.30%                                              1.74               --                 --                --              1.24
1.35%                                              1.32               --                 --                --              1.24
1.40%                                                --               --                 --                --                --
1.40%                                              1.33             1.45               2.68              2.57              1.24
1.45%                                              1.32               --                 --                --              1.07
1.50%                                              1.32               --               2.24              2.14              1.07
1.55%                                              1.72               --                 --                --              1.23
1.60%                                              1.59               --               2.34              2.45              1.23
1.65%                                              1.31               --                 --                --              1.23
1.70%                                              1.31               --                 --                --              1.02
1.75%                                              1.28               --                 --                --              1.06
1.80%                                              1.58               --                 --                --                --
1.85%                                              1.71               --                 --                --              1.22
1.90%                                              1.19               --                 --                --              1.02
1.95%                                              1.19               --                 --                --                --
2.00%                                              1.19               --                 --                --                --
2.05%                                              1.19               --                 --                --                --
2.10%                                              1.19               --                 --                --                --
2.15%                                              1.19               --                 --                --                --
2.20%                                              1.19               --                 --                --                --

324 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                                                    STI CVT           STI CVT
                                                STI CVT           STI CVT            LG CAP            LG CAP           STI CVT
PRICE LEVEL                                     INTL EQ       INVEST GR BOND      RELATIVE VAL         VAL EQ          MID-CAP EQ
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          1.89   $          1.06   $          1.57   $          1.48   $          1.72
1.10%                                                  1.89              1.06              1.57              1.48              1.72
1.15%                                                  1.30              1.05              1.20              1.15              1.32
1.20%                                                  1.45              1.05              1.31              1.24              1.35
1.25%                                                    --                --                --                --                --
1.25%                                                  1.88              1.06              1.56              1.47              1.71
1.30%                                                  1.88              1.06              1.56              1.47              1.71
1.35%                                                  1.87              1.05              1.55              1.47              1.70
1.40%                                                    --                --                --                --                --
1.40%                                                  1.87              1.05              1.55              1.47              1.70
1.45%                                                  1.44              1.05              1.30              1.23              1.35
1.50%                                                  1.44              1.05              1.30              1.23              1.35
1.55%                                                  1.86              1.04              1.55              1.47              1.69
1.60%                                                  1.86              1.04              1.54              1.45              1.69
1.65%                                                  1.86              1.04              1.54              1.46              1.69
1.70%                                                  1.29              1.04              1.19              1.14              1.30
1.75%                                                  1.44              1.04              1.29              1.23              1.34
1.80%                                                    --                --                --                --                --
1.85%                                                  1.85              1.02              1.53              1.45              1.68
1.90%                                                  1.29              1.04              1.19              1.13              1.30
1.95%                                                    --                --                --                --                --
2.00%                                                    --                --                --                --                --
2.05%                                                    --                --                --                --                --
2.10%                                                    --                --                --                --                --
2.15%                                                    --                --                --                --                --
2.20%                                                    --                --                --                --                --

                                                STI CVT                            VANK LIT          VANK LIT          VANK UIF
                                                SM CAP                             COMSTOCK,        GRO & INC,      U.S. REAL EST,
PRICE LEVEL                                     VAL EQ         THIRD AVE VAL         CL II             CL II             CL I
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          1.92   $            --   $          1.52   $          1.49   $          2.05
1.10%                                                  1.91                --              1.52              1.49              2.04
1.15%                                                  1.32                --              1.17                --                --
1.20%                                                  1.45                --              1.29              1.32              1.65
1.25%                                                    --                --                --                --                --
1.25%                                                  1.90                --              1.51              1.48              2.03
1.30%                                                  1.90                --              1.56              1.58              2.22
1.35%                                                  1.90                --              1.51              1.48              2.02
1.40%                                                    --                --                --                --                --
1.40%                                                  1.89              2.39              1.50              1.47              2.02
1.45%                                                  1.44                --              1.28              1.31              1.64
1.50%                                                  1.44              2.37              1.50              1.47              2.01
1.55%                                                  1.89                --              1.55              1.57              2.20
1.60%                                                  1.88              2.56              1.49              1.46              2.01
1.65%                                                  1.88                --              1.54              1.56              2.19
1.70%                                                  1.30                --              1.49              1.45              2.00
1.75%                                                  1.43                --              1.27              1.31              1.63
1.80%                                                    --                --              1.48              1.44              1.99
1.85%                                                  1.86                --              1.53              1.55              2.18
1.90%                                                  1.30                --              1.15                --                --
1.95%                                                    --                --              1.15                --                --
2.00%                                                    --                --              1.15                --                --
2.05%                                                    --                --              1.15                --                --
2.10%                                                    --                --              1.15                --                --
2.15%                                                    --                --              1.15                --                --
2.20%                                                    --                --              1.15                --                --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 325

                                               VANK UIF                                                                WF ADV VT
                                            U.S. REAL EST,        WANGER            WANGER           WF ADV VT        C&B LG CAP
PRICE LEVEL                                      CL II          INTL SM CAP       U.S. SM CO        ASSET ALLOC           VAL
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $            --   $            --   $            --   $            --
1.10%                                                    --                --                --                --                --
1.15%                                                  1.59              1.45              1.27              1.13              1.11
1.20%                                                    --                --                --              1.06              1.05
1.25%                                                    --                --                --                --                --
1.25%                                                    --                --                --              1.06              1.05
1.30%                                                  1.59              1.45              1.27              1.12              1.10
1.35%                                                  1.59              1.44              1.27              1.12              1.10
1.40%                                                    --                --                --                --                --
1.40%                                                    --              1.60              1.70              1.04              1.04
1.45%                                                  1.58              1.44              1.27              1.04              1.04
1.50%                                                  1.58              1.05              1.68              1.04              1.03
1.55%                                                  1.58              1.44              1.27              1.12              1.10
1.60%                                                    --              0.79              1.29              1.37              1.45
1.65%                                                  1.58              1.44              1.26              1.03              1.02
1.70%                                                  1.58              1.44              1.26              1.03              1.02
1.75%                                                  1.58              1.44              1.26              1.11              1.09
1.80%                                                  1.58              1.43              1.26              1.37              1.44
1.85%                                                  1.57              1.43              1.26              1.11              1.09
1.90%                                                  1.57              1.43              1.26              1.11              1.09
1.95%                                                  1.57              1.43              1.26                --                --
2.00%                                                  1.57              1.43              1.26              1.11              1.09
2.05%                                                  1.57              1.43              1.25              1.11              1.09
2.10%                                                  1.57              1.43              1.25              1.11              1.09
2.15%                                                  1.57              1.43              1.25              1.11              1.09
2.20%                                                  1.57              1.42              1.25              1.11              1.09

                                                WF ADV VT         WF ADV VT         WF ADV VT         WF ADV VT        WF ADV VT
PRICE LEVEL                                      EQ INC           INTL CORE        LG CO CORE         LG CO GRO        MONEY MKT
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $            --   $            --   $            --   $            --
1.10%                                                    --                --                --                --                --
1.15%                                                  1.13              1.20              1.03              1.08              1.01
1.20%                                                  1.20              0.86              0.65              0.70              1.07
1.25%                                                    --                --                --                --                --
1.25%                                                  1.20              0.86              0.64              0.70              1.06
1.30%                                                  1.13              1.20              1.03              1.08              1.01
1.35%                                                  1.13              1.20              1.03              1.07              1.01
1.40%                                                    --                --                --                --                --
1.40%                                                  1.19              0.85              0.64              0.69              1.04
1.45%                                                  1.18              0.85              0.64              0.69              1.04
1.50%                                                  1.18              0.84              0.63              0.69              1.04
1.55%                                                  1.12              1.20              1.02              1.07              1.01
1.60%                                                  1.18              1.62              1.28              1.37              0.99
1.65%                                                  1.17              0.83              0.63              0.68              1.03
1.70%                                                  1.17              0.83              0.63              0.68              1.03
1.75%                                                  1.12              1.19              1.02              1.07              1.00
1.80%                                                  1.44              1.61              1.27              1.37              0.98
1.85%                                                  1.12              1.19              1.02              1.07              1.00
1.90%                                                  1.11              1.19              1.02              1.06              1.00
1.95%                                                    --                --                --                --                --
2.00%                                                  1.11              1.19              1.01              1.06              1.00
2.05%                                                  1.11              1.19              1.01              1.06              1.00
2.10%                                                  1.11              1.18              1.01              1.06              1.00
2.15%                                                  1.11              1.18              1.01              1.06              1.00
2.20%                                                  1.11              1.18              1.01              1.06              0.99

326 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                                 WF ADV VT
                                               WF ADV VT       TOTAL RETURN
PRICE LEVEL                                   SM CAP GRO           BOND
                                            ---------------------------------
1.00%                                       $            --   $            --
1.10%                                                    --                --
1.15%                                                  1.12              1.04
1.20%                                                  0.42              1.35
1.25%                                                    --                --
1.25%                                                  0.42              1.35
1.30%                                                  1.11              1.04
1.35%                                                  1.11              1.04
1.40%                                                    --                --
1.40%                                                  0.42              1.32
1.45%                                                  0.42              1.32
1.50%                                                  0.41              1.31
1.55%                                                  1.11              1.04
1.60%                                                  1.75              1.04
1.65%                                                  0.41              1.30
1.70%                                                  0.41              1.30
1.75%                                                  1.11              1.03
1.80%                                                  1.74              1.04
1.85%                                                  1.10              1.03
1.90%                                                  1.10              1.03
1.95%                                                    --                --
2.00%                                                  1.10              1.03
2.05%                                                  1.10              1.03
2.10%                                                  1.10              1.03
2.15%                                                  1.10              1.03
2.20%                                                  1.10              1.03

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 327

The following is a summary of units outstanding at Dec. 31, 2005:

                                                 AIM VI            AIM VI            AIM VI            AIM VI            AIM VI
                                               BASIC VAL,         CAP APPR,         CAP APPR,         CAP DEV,          CAP DEV,
PRICE LEVEL                                      SER II             SER I            SER II             SER I            SER II
                                            ---------------------------------------------------------------------------------------
1.00%                                             843,109           336,748            10,987                --            56,089
1.10%                                           4,259,969         1,734,766           148,314                --           538,701
1.15%                                           1,109,136           129,235                --                --                --
1.20%                                             884,557         1,949,624             3,087                --            40,596
1.25%                                                  --                --                --                --                --
1.25%                                             708,053         3,089,877            23,626                --            80,295
1.30%                                           1,291,521                --             6,561                --           143,388
1.35%                                           5,288,025         3,177,777            48,461                --           316,152
1.40%                                                  --                --                --                --                --
1.40%                                             869,882         2,132,998           233,944           404,317           107,512
1.45%                                           1,876,367         2,975,381            10,167                --            89,433
1.50%                                           1,710,188         3,827,980            38,333           101,292            15,571
1.55%                                           1,187,140                --            32,289                --            83,176
1.60%                                             123,934         3,612,126           192,455         1,196,811           119,325
1.65%                                           1,470,877           320,168            31,836                --            37,456
1.70%                                           3,249,175           482,678           323,553                --           153,388
1.75%                                           2,604,537                --                --                --            18,507
1.80%                                              63,405                --            79,340                --            40,257
1.85%                                             178,836                --            51,060                --            32,430
1.90%                                           5,022,734                --             3,351                --            18,679
1.95%                                           2,863,510                --                --                --                --
2.00%                                              73,552                --                --                --                --
2.05%                                             289,234                --            64,742                --                --
2.10%                                             820,807                --                --                --                --
2.15%                                             741,595                --                --                --            52,092
2.20%                                               5,265                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                          37,535,408        23,769,358         1,302,106         1,702,420         1,943,047
-----------------------------------------------------------------------------------------------------------------------------------

328 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                AIM VI            AIM VI            AIM VI            AIM VI            AIM VI
                                               CORE EQ,        DEMO TRENDS,        INTL GRO,      MID CAP CORE EQ,    PREMIER EQ,
PRICE LEVEL                                     SER I             SER I             SER I            SER II             SER I
                                            ---------------------------------------------------------------------------------------
1.00%                                                --            89,077                --                --           424,716
1.10%                                                --           571,496                --                --         2,752,767
1.15%                                                --                --                --           323,208           372,488
1.20%                                                --                --                --                --         5,055,413
1.25%                                                --                --                --                --                --
1.25%                                                --           103,442                --                --         7,640,167
1.30%                                                --                --                --           266,673                --
1.35%                                                --           907,480                --           572,631         4,387,128
1.40%                                                --                --                --                --                --
1.40%                                         3,274,099                --         1,765,949                --         6,624,239
1.45%                                                --                --                --           357,244         6,055,610
1.50%                                                --                --                --           506,059         5,450,424
1.55%                                                --                --                --           183,442                --
1.60%                                                --                --                --                --         4,453,523
1.65%                                                --                --                --           379,907           599,740
1.70%                                                --                --                --         1,050,739         1,028,946
1.75%                                                --                --                --           778,092                --
1.80%                                                --                --                --            17,089            15,869
1.85%                                                --                --                --            37,830                --
1.90%                                                --                --                --         1,379,471                --
1.95%                                                --                --                --           794,779                --
2.00%                                                --                --                --            20,253                --
2.05%                                                --                --                --            81,193                --
2.10%                                                --                --                --           242,505                --
2.15%                                                --                --                --           253,600                --
2.20%                                                --                --                --             1,280                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                         3,274,099         1,671,495         1,765,949         7,245,995        44,861,030
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 329

                                                AIM VI            AB VPS            AB VPS            AB VPS            AB VPS
                                              PREMIER EQ,      GLOBAL TECH,       GRO & INC,         INTL VAL,        LG CAP GRO,
PRICE LEVEL                                     SER II             CL B              CL B              CL B              CL B
                                            ---------------------------------------------------------------------------------------
1.00%                                             22,861           552,426         1,470,758                --           882,249
1.10%                                            113,955         2,154,014         8,904,839                --         4,232,358
1.15%                                                 --                --             3,926         2,505,439                --
1.20%                                              6,669            35,794           175,524                --           127,534
1.25%                                                 --                --                --                --                --
1.25%                                             10,960           828,674         3,585,092                --         1,546,012
1.30%                                              7,247           118,056           201,503         1,805,917            99,872
1.35%                                             52,040         2,797,675        11,166,580         3,190,878         6,450,454
1.40%                                                 --                --                --                --                --
1.40%                                             45,712         1,202,204           406,574         2,056,251         2,130,457
1.45%                                             16,147           112,788           255,849         1,766,268            91,655
1.50%                                             10,494         1,020,963           207,769         2,588,354           763,597
1.55%                                                 --           211,432           572,529         1,084,017           253,861
1.60%                                                 --         2,980,772           230,012         1,623,828         3,655,297
1.65%                                             19,838           155,630           615,759         2,118,760           176,647
1.70%                                                 --            15,766           188,998         8,725,287             7,589
1.75%                                             20,374             5,792            96,884         3,334,584            10,696
1.80%                                                 --                --            71,463           784,102                --
1.85%                                                 --            86,276            31,267           914,288            19,076
1.90%                                                 --                --           125,506         8,418,241                --
1.95%                                                 --                --             7,690         3,050,911                --
2.00%                                                 --                --               901           243,850                --
2.05%                                                 --                --            98,580           689,054                --
2.10%                                                 --                --             1,906         1,179,796                --
2.15%                                                 --                --                --           862,691                --
2.20%                                                 --                --                --            38,842                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                            326,297        12,278,262        28,419,909        46,981,358        20,447,354
-----------------------------------------------------------------------------------------------------------------------------------

330 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                AB VPS            AB VPS             AC VP             AC VP             AC VP
                                              BAL SHARES,     U.S. GOVT/HI GR,    INC & GRO,      INFLATION PROT,        INTL,
PRICE LEVEL                                      CL B              CL B              CL I              CL II             CL II
                                            ---------------------------------------------------------------------------------------
1.00%                                             65,723                --                --                --                --
1.10%                                            468,832                --                --                --                --
1.15%                                             18,000                --                --         5,788,651                --
1.20%                                             74,482                --                --                --                --
1.25%                                                 --                --                --                --                --
1.25%                                             36,116                --                --                --                --
1.30%                                             41,991                --                --         3,997,957                --
1.35%                                            334,736                --                --         7,885,564                --
1.40%                                                 --                --                --                --                --
1.40%                                             63,550         1,148,935         1,390,189         3,416,695                --
1.45%                                             72,692                --                --         3,512,373             6,855
1.50%                                             13,264           909,530                --         6,635,443                --
1.55%                                            121,950                --                --         2,800,007                --
1.60%                                             10,924           889,211                --         2,334,777                --
1.65%                                              3,378                --                --         4,472,238                --
1.70%                                                 --                --                --        20,289,503                --
1.75%                                                 --                --                --         7,936,903                --
1.80%                                                 --                --                --         1,617,674                --
1.85%                                                 --                --                --         2,257,655                --
1.90%                                                 --                --                --        21,086,064                --
1.95%                                                 --                --                --         7,161,491                --
2.00%                                                 --                --                --           665,764                --
2.05%                                              1,341                --                --         1,656,143            13,030
2.10%                                                 --                --                --         3,013,078                --
2.15%                                                 --                --                --         2,098,626                --
2.20%                                                 --                --                --           125,980                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                          1,326,979         2,947,676         1,390,189       108,752,586            19,885
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 331

                                                 AC VP             AC VP             AC VP             BARON              COL
                                                 ULTRA,             VAL,              VAL,           CAP ASSET,        SM CAP VAL,
PRICE LEVEL                                      CL II             CL I              CL II              INS             VS CL B
                                            ---------------------------------------------------------------------------------------
1.00%                                                  --                --                --                --               --
1.10%                                                  --                --                --                --               --
1.15%                                           1,738,043                --             1,977                --               --
1.20%                                                  --                --                --                --               --
1.25%                                                  --                --                --                --               --
1.25%                                                  --                --                --                --               --
1.30%                                           1,259,369                --             1,110                --               --
1.35%                                           2,430,053                --             6,950                --           23,224
1.40%                                                  --                --                --                --               --
1.40%                                                  --         1,092,325            13,290           440,547               --
1.45%                                           3,014,705                --                --                --               --
1.50%                                           1,901,398                --            27,437           430,698           11,941
1.55%                                             643,506                --                --                --               --
1.60%                                                  --                --            90,541           969,125               --
1.65%                                           1,978,149                --                --                --            4,935
1.70%                                           6,935,026                --            26,261                --            3,719
1.75%                                           4,804,742                --                --                --               --
1.80%                                             199,829                --            55,310                --               --
1.85%                                             218,535                --                --                --               --
1.90%                                           6,265,584                --            14,608                --               --
1.95%                                           5,065,683                --             4,929                --           58,868
2.00%                                             176,188                --                --                --               --
2.05%                                             377,075                --                --                --               --
2.10%                                           1,002,154                --                --                --               --
2.15%                                           1,353,399                --                --                --               --
2.20%                                              49,741                --                --                --               --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                          39,413,179         1,092,325           242,413         1,840,370          102,687
-----------------------------------------------------------------------------------------------------------------------------------

332 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                  COL               COL               COL               CS              DREY IP
                                               HI YIELD,         HI YIELD,        LG CAP GRO,         MID-CAP        MIDCAP STOCK,
PRICE LEVEL                                     VS CL A           VS CL B           VS CL A             GRO              SERV
                                            ---------------------------------------------------------------------------------------
1.00%                                                 --                --                --                --                --
1.10%                                                 --                --                --                --                --
1.15%                                             83,914         1,137,330           691,606                --                --
1.20%                                                 --                --                --                --                --
1.25%                                                 --                --                --                --                --
1.25%                                            419,937                --           428,111                --                --
1.30%                                                 --           730,499                --                --               599
1.35%                                                 --         1,664,037                --                --            15,393
1.40%                                                 --                --                --                --                --
1.40%                                                 --                --                --            46,148                --
1.45%                                                 --         1,174,973                --                --            16,614
1.50%                                                 --         1,398,459                --            35,411            53,517
1.55%                                                 --           490,782                --                --                --
1.60%                                                 --                --                --           342,211                --
1.65%                                                 --           895,967                --                --                --
1.70%                                                 --         3,705,654                --                --            14,673
1.75%                                                 --         2,939,492                --                --                --
1.80%                                                 --           207,919                --                --                --
1.85%                                                 --           107,527                --                --                --
1.90%                                                 --         4,191,691                --                --                --
1.95%                                                 --         2,755,558                --                --                --
2.00%                                                 --            35,858                --                --                --
2.05%                                                 --           253,265                --                --                --
2.10%                                                 --           800,126                --                --                --
2.15%                                                 --           781,989                --                --                --
2.20%                                                 --            36,977                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                            503,851        23,308,103         1,119,717           423,770           100,796
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 333

                                                DREY IP            DREY            DREY VIF          DREY VIF          DREY VIF
                                               TECH GRO,       SOC RESP GRO,         APPR,          DISC STOCK,        INTL VAL,
PRICE LEVEL                                      SERV              INIT              SERV              INIT              SERV
                                            ---------------------------------------------------------------------------------------
1.00%                                                 --                --                --                --                --
1.10%                                                 --                --                --                --                --
1.15%                                            864,400                --            13,873                --                --
1.20%                                                 --           530,352                --                --                --
1.25%                                                 --                --                --                --                --
1.25%                                                 --           625,586                --                --                --
1.30%                                            597,719                --           207,569                --             1,661
1.35%                                          1,140,427                --            14,460                --            18,658
1.40%                                                 --                --                --                --                --
1.40%                                            541,914           419,161            57,660           298,476                --
1.45%                                            734,693           878,702            14,099                --                --
1.50%                                            925,162           504,668            21,358                --            15,460
1.55%                                            372,570                --                --                --                --
1.60%                                            513,409                --           160,180                --                --
1.65%                                            740,072            77,144                --                --                --
1.70%                                          2,762,944           236,782             1,484                --            56,720
1.75%                                          1,312,269                --             7,699                --                --
1.80%                                            250,555                --            54,546                --                --
1.85%                                            226,880                --                --                --                --
1.90%                                          2,900,592                --            71,358                --            26,252
1.95%                                          1,257,907                --                --                --            17,260
2.00%                                             76,009                --                --                --                --
2.05%                                            222,508                --            67,316                --            21,514
2.10%                                            396,863                --             1,099                --                --
2.15%                                            332,654                --                --                --            49,040
2.20%                                             11,653                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                         16,181,200         3,272,395           692,701           298,476           206,565
-----------------------------------------------------------------------------------------------------------------------------------

334 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                               DREY VIF            EG VA              EG VA            EG VA             EG VA
                                             SM CO STOCK,           BAL,            CORE BOND,      FUNDAMENTAL        FUNDAMENTAL
PRICE LEVEL                                      INIT               CL 2               CL 2         LG CAP, CL 1      LG CAP, CL 2
                                            ---------------------------------------------------------------------------------------
1.00%                                                 --            47,553           927,424            85,177           566,681
1.10%                                                 --           251,013         3,418,788           679,206         2,926,143
1.15%                                                 --                --         2,006,399                --                --
1.20%                                                 --            65,140           801,624                --         1,225,616
1.25%                                                 --                --                --                --                --
1.25%                                                 --            67,962           817,903           227,164           472,512
1.30%                                                 --           204,346         3,085,231                --           815,582
1.35%                                                 --           219,490         6,711,137           633,714         2,762,978
1.40%                                                 --                --                --                --                --
1.40%                                              9,617           113,963         2,471,909                --         1,000,391
1.45%                                                 --            13,799         1,104,300                --         1,031,798
1.50%                                                 --           120,510         3,449,902                --           436,294
1.55%                                                 --           188,872         2,736,765                --           854,084
1.60%                                                 --             7,184           307,298                --           147,084
1.65%                                                 --           282,880         1,306,693                --           571,430
1.70%                                                 --            47,107         6,145,029                --           516,674
1.75%                                                 --           177,779           245,774                --           327,606
1.80%                                                 --                --            60,391                --             8,552
1.85%                                                 --            39,927           418,391                --           141,634
1.90%                                                 --                --         6,139,545                --            94,342
1.95%                                                 --                --                --                --                --
2.00%                                                 --                --            67,977                --                --
2.05%                                                 --                --           766,221                --                --
2.10%                                                 --                --           577,706                --                --
2.15%                                                 --                --                --                --                --
2.20%                                                 --                --            10,361                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                              9,617         1,847,525        43,576,768         1,625,261        13,899,401
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 335

                                                 EG VA             EG VA             EG VA             EG VA             EG VA
                                                  GRO,            HI INC,           INTL EQ,          INTL EQ,           OMEGA,
PRICE LEVEL                                      CL 2              CL 2              CL 1               CL 2             CL 1
                                            ---------------------------------------------------------------------------------------
1.00%                                             108,563           297,241           142,352           332,906           263,622
1.10%                                           1,059,381         1,584,336           758,553         2,146,421         1,982,111
1.15%                                             501,901         1,319,362                --           652,008                --
1.20%                                             386,967           292,190                --         1,110,177                --
1.25%                                                  --                --                --                --                --
1.25%                                             125,942           364,248           113,347           351,620           587,241
1.30%                                             476,888         1,159,374                --           859,284                --
1.35%                                           1,243,695         2,966,236           894,571         2,702,065         2,770,361
1.40%                                                  --                --                --                --                --
1.40%                                             267,026           763,086                --           622,644                --
1.45%                                             390,022           534,962                --           897,116                --
1.50%                                             596,456         1,593,354                --           756,117                --
1.55%                                             565,865         1,801,178                --           662,636                --
1.60%                                              19,130           169,818                --           163,274                --
1.65%                                             159,524           544,299                --           351,913                --
1.70%                                           1,063,026         3,171,078                --         1,418,767                --
1.75%                                             139,343            86,498                --           306,327                --
1.80%                                              11,065            35,434                --            25,193                --
1.85%                                              89,794           174,541                --            64,151                --
1.90%                                           1,357,523         3,657,846                --         1,443,832                --
1.95%                                                  --                --                --                --                --
2.00%                                              12,787            41,227                --             5,070                --
2.05%                                              97,643           373,120                --           128,457                --
2.10%                                             115,109           319,107                --           119,440                --
2.15%                                                  --                --                --                --                --
2.20%                                               2,289             5,630                --               824                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                           8,789,939        21,254,165         1,908,823        15,120,242         5,603,335
-----------------------------------------------------------------------------------------------------------------------------------

336 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                  EG VA            EG VA             EG VA             EG VA             EG VA
                                                 OMEGA,         SPECIAL VAL,      SPECIAL VAL,     STRATEGIC INC,    STRATEGIC INC,
PRICE LEVEL                                       CL 2             CL 1               CL 2              CL 1              CL 2
                                            ---------------------------------------------------------------------------------------
1.00%                                             479,595           362,193           695,928           292,043           487,344
1.10%                                           2,134,550         2,066,727         2,457,489         1,719,550         2,009,596
1.15%                                           1,364,540                --            32,997                --         1,897,615
1.20%                                           1,161,038                --           706,111                --           774,768
1.25%                                                  --                --                --                --                --
1.25%                                             445,477           845,733           489,979           331,378           373,978
1.30%                                           1,211,222                --           755,367                --         2,415,515
1.35%                                           3,206,629         2,440,888         2,014,874         1,921,380         3,857,296
1.40%                                                  --                --                --                --                --
1.40%                                             573,047                --         1,359,622                --         2,517,880
1.45%                                             936,223                --           732,115                --           692,020
1.50%                                           1,491,106                --           721,259                --         3,838,225
1.55%                                           1,249,072                --           578,570                --         2,195,444
1.60%                                              82,921                --            98,815                --           118,883
1.65%                                             298,000                --           612,120                --         1,319,032
1.70%                                           2,473,843                --           521,677                --         4,574,501
1.75%                                             325,412                --           163,594                --           446,873
1.80%                                              31,459                --            43,451                --            45,146
1.85%                                             153,515                --           101,863                --           251,553
1.90%                                           3,401,215                --           390,314                --         5,441,187
1.95%                                                  --                --                --                --                --
2.00%                                              28,947                --                --                --            62,732
2.05%                                             229,192                --           160,450                --           572,910
2.10%                                             298,520                --            24,321                --           451,679
2.15%                                                  --                --                --                --                --
2.20%                                               5,027                --                --                --            11,423
-----------------------------------------------------------------------------------------------------------------------------------
Total                                          21,580,550         5,715,541        12,660,916         4,264,351        34,355,600
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 337

                                                FID VIP           FID VIP           FID VIP           FID VIP           FID VIP
                                                 BAL,              BAL,           CONTRAFUND,       CONTRAFUND,        DYN APPR,
PRICE LEVEL                                     SERV CL          SERV CL 2          SERV CL          SERV CL 2         SERV CL 2
                                            ---------------------------------------------------------------------------------------
1.00%                                                 --                --         1,030,396         2,013,225                --
1.10%                                                 --                --         6,143,414         9,289,072                --
1.15%                                             49,891                --                --         5,856,513                --
1.20%                                                 --                --                --         3,059,428           100,129
1.25%                                                 --                --                --                --                --
1.25%                                            467,546                --         1,837,441         1,778,315           524,642
1.30%                                                 --                --                --         5,643,603                --
1.35%                                                 --                --         6,482,339        12,401,637                --
1.40%                                                 --                --                --                --                --
1.40%                                                 --            56,062                --         5,827,125            90,695
1.45%                                                 --                --                --         6,319,556           322,449
1.50%                                                 --            73,157                --         5,575,494           151,788
1.55%                                                 --                --                --         3,491,742                --
1.60%                                                 --            13,896                --         3,396,148                --
1.65%                                                 --                --                --         6,754,853               547
1.70%                                                 --           117,792                --        16,531,482            81,674
1.75%                                                 --                --                --         8,017,480                --
1.80%                                                 --                --                --         1,385,934                --
1.85%                                                 --                --                --         1,602,463                --
1.90%                                                 --                --                --        19,308,620                --
1.95%                                                 --                --                --         7,559,328                --
2.00%                                                 --                --                --           535,625                --
2.05%                                                 --                --                --         1,776,125                --
2.10%                                                 --                --                --         2,677,346                --
2.15%                                                 --                --                --         2,068,314                --
2.20%                                                 --                --                --           101,495                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                            517,437           260,907        15,493,590       132,970,923         1,271,924
-----------------------------------------------------------------------------------------------------------------------------------

338 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                FID VIP           FID VIP           FID VIP           FID VIP           FID VIP
                                               GRO & INC,        GRO & INC,           GRO,              GRO,             HI INC,
PRICE LEVEL                                     SERV CL          SERV CL 2          SERV CL          SERV CL 2          SERV CL
                                            ---------------------------------------------------------------------------------------
1.00%                                                 --                --                --           134,665           219,193
1.10%                                                 --                --                --         1,173,429         1,114,908
1.15%                                            198,309                --           117,204                --                --
1.20%                                                 --                --                --           177,449                --
1.25%                                                 --                --                --                --                --
1.25%                                            385,585                --           164,451           428,646           595,824
1.30%                                                 --                --                --           184,462                --
1.35%                                                 --                --                --           621,235         1,620,362
1.40%                                                 --                --                --                --                --
1.40%                                          1,629,781           311,580                --           743,610                --
1.45%                                                 --                --                --           351,615                --
1.50%                                          1,224,754           203,613                --           430,392                --
1.55%                                                 --                --                --           212,179                --
1.60%                                          3,901,871                --                --            45,992                --
1.65%                                                 --                --                --           160,819                --
1.70%                                                 --           344,558                --           324,392                --
1.75%                                                 --                --                --           115,781                --
1.80%                                                 --                --                --                --                --
1.85%                                                 --                --                --            21,387                --
1.90%                                                 --                --                --                --                --
1.95%                                                 --                --                --                --                --
2.00%                                                 --                --                --                --                --
2.05%                                                 --                --                --             8,172                --
2.10%                                                 --                --                --            12,751                --
2.15%                                                 --                --                --                --                --
2.20%                                                 --                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                          7,340,300           859,751           281,655         5,146,976         3,550,287
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 339

                                                FID VIP           FID VIP           FID VIP           FID VIP           FID VIP
                                                HI INC,         INVEST GR,         MID CAP,          MID CAP,          OVERSEAS,
PRICE LEVEL                                    SERV CL 2         SERV CL 2          SERV CL          SERV CL 2          SERV CL
                                            ---------------------------------------------------------------------------------------
1.00%                                                 --                --           666,966           768,595                --
1.10%                                                 --                --         3,999,353         5,058,314                --
1.15%                                                 --         2,390,801           226,289           714,527                --
1.20%                                            148,272                --                --         1,850,030                --
1.25%                                                 --                --                --                --                --
1.25%                                            287,123                --         1,722,624         3,013,462                --
1.30%                                                 --         1,451,213                --         1,393,654                --
1.35%                                                 --         3,063,784         4,708,112         4,236,596                --
1.40%                                                 --                --                --                --                --
1.40%                                            208,333                --         1,746,856         2,335,667           464,562
1.45%                                            291,271         3,066,830                --         2,478,781                --
1.50%                                            493,289         2,495,593         1,056,810         2,179,851           172,690
1.55%                                                 --           849,906                --         1,386,393                --
1.60%                                                 --                --         3,996,574           665,382         1,171,843
1.65%                                             21,937         1,892,638                --         1,376,216                --
1.70%                                            122,926         8,188,211                --         3,100,454                --
1.75%                                                 --         6,494,926                --         1,073,066                --
1.80%                                             11,255           540,338                --           195,890                --
1.85%                                                 --           241,870                --           329,668                --
1.90%                                                 --         8,474,264                --         2,153,992                --
1.95%                                                 --         6,068,676                --         1,048,521                --
2.00%                                                 --           110,716                --            59,924                --
2.05%                                                 --           419,060                --           277,978                --
2.10%                                                 --         1,448,963                --           274,895                --
2.15%                                                 --         1,811,014                --           259,134                --
2.20%                                                 --           115,078                --            15,608                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                          1,584,406        49,123,881        18,123,584        36,246,598         1,809,095
-----------------------------------------------------------------------------------------------------------------------------------

340 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                FID VIP       FTVIPT FRANK       FTVIPT FRANK     FTVIPT FRANK       FTVIPT FRANK
                                               OVERSEAS,        INC SEC,           REAL EST,      RISING DIVD,        SM CAP VAL,
PRICE LEVEL                                    SERV CL 2          CL 2               CL 2             CL 2               CL 2
                                            ---------------------------------------------------------------------------------------
1.00%                                            107,549               --            124,706               --            315,085
1.10%                                            312,335               --            435,818               --          1,644,978
1.15%                                          1,107,294          373,986             10,773           24,175                 --
1.20%                                            133,079        1,439,916            403,215               --            503,289
1.25%                                                 --               --                 --               --                 --
1.25%                                             82,198        2,435,357            937,508               --            658,365
1.30%                                            683,517          826,775             88,586           34,543            437,010
1.35%                                          2,008,019          614,096            364,588           29,447            957,052
1.40%                                                 --               --                 --               --                 --
1.40%                                            905,641        1,286,011            733,936               --            872,740
1.45%                                            704,809        3,865,089            615,300           10,309            644,785
1.50%                                          1,583,999        4,019,362            752,345           62,860            613,465
1.55%                                            601,794          140,068             60,647              741            406,782
1.60%                                            880,418           41,234            959,594               --             65,164
1.65%                                            813,666          503,250            178,764           12,115            450,125
1.70%                                          4,035,555        2,554,446            511,746           37,996            280,815
1.75%                                          1,335,837          900,001             26,957          135,271             88,412
1.80%                                            521,205          298,797             58,193               --             22,217
1.85%                                            417,521          323,513            114,326               --             88,146
1.90%                                          5,025,037        1,065,959            251,604           52,961                 --
1.95%                                          1,282,892          815,170                 --          143,297                 --
2.00%                                            155,623           34,211             48,846               --                 --
2.05%                                            382,872          250,806             26,202           14,713                 --
2.10%                                            742,490           59,414             56,160           30,552                 --
2.15%                                            328,839           70,452              3,645           40,712                 --
2.20%                                              5,839               --                 --               --                 --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                         24,158,028       21,917,913          6,763,459          629,692          8,048,430
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 341

                                             FTVIPT FRANK        FTVIPT             FTVIPT           FTVIPT             FTVIPT
                                              SM MID CAP      MUTUAL SHARES      TEMP DEV MKTS      TEMP FOR          TEMP GLOBAL
PRICE LEVEL                                    GRO, CL 2        SEC, CL 2          SEC, CL 2        SEC, CL 2          INC, CL 2
                                            ---------------------------------------------------------------------------------------
1.00%                                             916,301        3,555,246             10,415        1,113,406                 --
1.10%                                           5,648,145       15,624,689            326,228        5,618,507                 --
1.15%                                             464,717          655,364                 --          122,369          2,189,928
1.20%                                           2,955,085        3,460,546                 --          783,053                 --
1.25%                                                  --        2,267,265(1)              --          419,602(3)              --
1.25%                                           4,736,543        5,328,496(2)         131,408        2,687,786(4)              --
1.30%                                             252,910        4,526,404                 --          536,266          1,516,565
1.35%                                           5,705,642       15,468,218            415,776        5,453,764          3,008,144
1.40%                                                  --               --                 --               --                 --
1.40%                                           2,089,186       11,339,621                 --        1,548,643          1,289,860
1.45%                                           3,793,412        3,652,153                 --          707,206          1,249,202
1.50%                                           3,049,083        9,517,354                 --          641,215          2,582,407
1.55%                                             257,904        4,175,275                 --          581,757          1,079,430
1.60%                                             130,191        2,431,876                 --          892,256            870,788
1.65%                                           1,088,944        5,530,113                 --          481,147          1,682,031
1.70%                                           1,719,055        2,843,655                 --          364,531          7,734,403
1.75%                                             133,145        1,149,036                 --          139,031          2,944,045
1.80%                                                  --               --                 --               --            732,119
1.85%                                               6,759          525,624                 --          154,204            826,249
1.90%                                             115,003          373,862                 --               --          7,744,434
1.95%                                               5,738          341,954                 --               --          2,581,951
2.00%                                                  --               --                 --               --            244,466
2.05%                                                  --           14,709                 --               --            638,307
2.10%                                                  --           30,656                 --               --          1,161,783
2.15%                                              43,747           83,793                 --               --            748,573
2.20%                                                  --               --                 --               --             38,660
-----------------------------------------------------------------------------------------------------------------------------------
Total                                          33,111,510       92,895,909            883,827       22,244,743         40,863,345
-----------------------------------------------------------------------------------------------------------------------------------

342 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                FTVIPT
                                               TEMP GRO           GS VIT            GS VIT            GS VIT            GS VIT
PRICE LEVEL                                    SEC, CL 2          CAP GRO       STRUCTD U.S. EQ       INTL EQ         MID CAP VAL
                                            ---------------------------------------------------------------------------------------
1.00%                                                --                --                --                --                --
1.10%                                                --                --                --                --                --
1.15%                                           118,000                --                --                --         1,914,554
1.20%                                                --                --         1,492,380                --           981,413
1.25%                                                --                --                --                --                --
1.25%                                                --                --         2,681,087                --         1,360,562
1.30%                                           391,927                --                --                --         1,450,821
1.35%                                           210,648                --                --                --         2,645,640
1.40%                                                --                --                --                --                --
1.40%                                                --           425,885         1,580,810           191,125         1,230,207
1.45%                                            23,005                --         1,568,268                --         2,046,843
1.50%                                           252,894            85,997         1,798,502            59,740         2,106,992
1.55%                                            16,393                --                --                --           862,504
1.60%                                                --           985,530           880,273           630,499           948,871
1.65%                                           153,280                --           170,775                --           936,886
1.70%                                           226,176                --           956,038                --         4,127,629
1.75%                                           237,451                --                --                --         2,692,448
1.80%                                                --                --                --                --           424,776
1.85%                                             9,034                --                --                --           574,813
1.90%                                            57,169                --                --                --         6,832,854
1.95%                                           476,913                --                --                --         2,565,707
2.00%                                                --                --                --                --           176,565
2.05%                                            41,578                --                --                --           554,315
2.10%                                             7,229                --                --                --           923,938
2.15%                                            31,141                --                --                --           700,610
2.20%                                                --                --                --                --            28,004
-----------------------------------------------------------------------------------------------------------------------------------
Total                                         2,252,838         1,497,412        11,128,133           881,364        36,086,952
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 343

                                                               JANUS ASPEN       JANUS ASPEN       JANUS ASPEN       JANUS ASPEN
                                              JANUS ASPEN      GLOBAL TECH,        INTL GRO,        LG CAP GRO,      MID CAP GRO,
PRICE LEVEL                                    BAL, INST           SERV              SERV              SERV              SERV
                                            ---------------------------------------------------------------------------------------
1.00%                                                 --                --                --                --                --
1.10%                                                 --                --                --                --                --
1.15%                                                 --            82,085                --           148,194           327,489
1.20%                                                 --                --                --                --                --
1.25%                                                 --                --                --                --                --
1.25%                                                 --           107,766                --           513,778           253,982
1.30%                                                 --                --                --                --                --
1.35%                                                 --                --                --                --                --
1.40%                                                 --                --                --                --                --
1.40%                                          5,177,076           842,894         1,039,204         1,775,239         1,292,657
1.45%                                                 --                --                --                --                --
1.50%                                                 --           125,262           392,209         1,146,498           303,675
1.55%                                                 --                --                --                --                --
1.60%                                                 --           960,262         2,876,993         3,654,271         2,544,565
1.65%                                                 --                --                --                --                --
1.70%                                                 --                --                --                --                --
1.75%                                                 --                --                --                --                --
1.80%                                                 --                --                --                --                --
1.85%                                                 --                --                --                --                --
1.90%                                                 --                --                --                --                --
1.95%                                                 --                --                --                --                --
2.00%                                                 --                --                --                --                --
2.05%                                                 --                --                --                --                --
2.10%                                                 --                --                --                --                --
2.15%                                                 --                --                --                --                --
2.20%                                                 --                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                          5,177,076         2,118,269         4,308,406         7,237,980         4,722,368
-----------------------------------------------------------------------------------------------------------------------------------

344 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                              JANUS ASPEN           JPM                                                   COL
                                              WORLD GRO,        U.S. LG CAP         LAZARD            LAZARD          ASSET ALLOC
PRICE LEVEL                                      INST             CORE EQ          RETIRE EQ      RETIRE INTL EQ       VS, CL A
                                            ---------------------------------------------------------------------------------------
1.00%                                                 --                --                --                --                --
1.10%                                                 --                --                --                --                --
1.15%                                                 --                --                --                --           134,620
1.20%                                                 --                --                --                --                --
1.25%                                                 --                --                --                --                --
1.25%                                                 --                --                --                --           475,850
1.30%                                                 --                --                --                --                --
1.35%                                                 --                --                --                --                --
1.40%                                                 --                --                --                --                --
1.40%                                          2,653,037           901,509           103,592           157,014                --
1.45%                                                 --                --                --                --                --
1.50%                                                 --           216,993            56,735            31,442                --
1.55%                                                 --                --                --                --                --
1.60%                                                 --         1,021,863           267,075           441,154                --
1.65%                                                 --                --                --                --                --
1.70%                                                 --                --                --                --                --
1.75%                                                 --                --                --                --                --
1.80%                                                 --                --                --                --                --
1.85%                                                 --                --                --                --                --
1.90%                                                 --                --                --                --                --
1.95%                                                 --                --                --                --                --
2.00%                                                 --                --                --                --                --
2.05%                                                 --                --                --                --                --
2.10%                                                 --                --                --                --                --
2.15%                                                 --                --                --                --                --
2.20%                                                 --                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                          2,653,037         2,140,365           427,402           629,610           610,470
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 345

                                                  COL               COL               MFS               MFS               MFS
                                              FEDERAL SEC        SM CO GRO      INV GRO STOCK,      INV TRUST,        INV TRUST,
PRICE LEVEL                                    VS, CL A          VS, CL A           SERV CL           INIT CL           SERV CL
                                            ---------------------------------------------------------------------------------------
1.00%                                                 --                --           500,018                --                --
1.10%                                                 --                --         2,785,007                --                --
1.15%                                            292,712            41,717            18,583             1,669           163,942
1.20%                                                 --                --            63,562           986,356                --
1.25%                                                 --                --                --                --                --
1.25%                                          1,433,305           108,150           807,127         1,483,370           504,610
1.30%                                                 --                --            52,946                --                --
1.35%                                                 --                --         2,406,934                --                --
1.40%                                                 --                --                --                --                --
1.40%                                                 --                --           145,206           656,846           183,908
1.45%                                                 --                --            46,199         1,424,615                --
1.50%                                                 --                --            47,594         1,811,890            48,042
1.55%                                                 --                --           204,560                --                --
1.60%                                                 --                --                --                --             8,136
1.65%                                                 --                --            34,894            48,886                --
1.70%                                                 --                --            11,317           451,092            67,816
1.75%                                                 --                --            18,826                --                --
1.80%                                                 --                --             6,578                --                --
1.85%                                                 --                --             2,388                --                --
1.90%                                                 --                --            33,592                --                --
1.95%                                                 --                --            10,283                --                --
2.00%                                                 --                --                --                --                --
2.05%                                                 --                --            13,012                --                --
2.10%                                                 --                --            11,005                --                --
2.15%                                                 --                --                --                --                --
2.20%                                                 --                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                          1,726,017           149,867         7,219,631         6,864,724           976,454
-----------------------------------------------------------------------------------------------------------------------------------

346 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                  MFS               MFS                MFS               MFS               MFS
                                                NEW DIS,          NEW DIS,          RESEARCH,       TOTAL RETURN,     TOTAL RETURN,
PRICE LEVEL                                     INIT CL           SERV CL            INIT CL           INIT CL           SERV CL
                                            ---------------------------------------------------------------------------------------
1.00%                                                 --           473,995                --                --         3,188,210
1.10%                                                 --         1,655,101                --                --        15,007,021
1.15%                                             27,016            40,430                --            51,701           650,771
1.20%                                                 --           125,495                --                --         2,010,167
1.25%                                                 --                --                --                --                --
1.25%                                             32,603           783,489                --            99,989         5,778,845
1.30%                                                 --            45,583                --                --         2,751,265
1.35%                                                 --         1,342,591                --                --        18,578,226
1.40%                                                 --                --                --                --                --
1.40%                                            994,465           202,905         1,120,496                --         3,303,668
1.45%                                                 --           109,079                --                --         1,916,269
1.50%                                            155,482            36,880           253,483                --         1,817,322
1.55%                                                 --            79,291                --                --         3,292,813
1.60%                                          2,074,783            13,633         2,179,541                --         1,433,530
1.65%                                                 --           114,876                --                --         3,165,503
1.70%                                                 --           154,578                --                --         1,130,383
1.75%                                                 --            43,035                --                --           796,112
1.80%                                                 --                --                --                --            45,332
1.85%                                                 --            21,671                --                --           435,354
1.90%                                                 --            11,269                --                --            68,733
1.95%                                                 --             5,503                --                --           141,856
2.00%                                                 --                --                --                --                --
2.05%                                                 --            30,733                --                --            20,033
2.10%                                                 --                --                --                --            32,521
2.15%                                                 --                --                --                --                --
2.20%                                                 --                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                          3,284,349         5,290,137         3,553,520           151,690        65,563,934
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 347

                                                  MFS               MFS
                                               UTILITIES,        UTILITIES,           OPCAP             OPCAP              OPCAP
PRICE LEVEL                                     INIT CL           SERV CL              EQ              MANAGED            SM CAP
                                            ---------------------------------------------------------------------------------------
1.00%                                                 --            97,737                --                --                --
1.10%                                                 --           484,909                --                --                --
1.15%                                             34,414           167,885                --                --                --
1.20%                                          1,223,918            43,830                --                --                --
1.25%                                                 --                --                --                --                --
1.25%                                          1,267,458           241,031                --                --                --
1.30%                                                 --            64,003                --                --                --
1.35%                                                 --           215,834                --                --                --
1.40%                                                 --                --                --                --                --
1.40%                                          1,748,470           158,619           942,484         1,931,749         1,532,891
1.45%                                          1,934,663            67,868                --                --                --
1.50%                                          2,284,951            77,972                --                --                --
1.55%                                                 --           189,649                --                --                --
1.60%                                          1,658,745            64,123                --                --                --
1.65%                                            289,772           126,427                --                --                --
1.70%                                            770,114            71,870                --                --                --
1.75%                                                 --            29,443                --                --                --
1.80%                                                 --                --                --                --                --
1.85%                                                 --            93,552                --                --                --
1.90%                                                 --             1,066                --                --                --
1.95%                                                 --                --                --                --                --
2.00%                                                 --                --                --                --                --
2.05%                                                 --            48,311                --                --                --
2.10%                                                 --                --                --                --                --
2.15%                                                 --                --                --                --                --
2.20%                                                 --                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                         11,212,505         2,244,129           942,484         1,931,749         1,532,891
-----------------------------------------------------------------------------------------------------------------------------------

348 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                                   OPPEN             OPPEN             OPPEN             OPPEN
                                                 OPPEN         CAP APPR VA,       GLOBAL SEC      GLOBAL SEC VA,         HI INC
PRICE LEVEL                                   CAP APPR VA          SERV               VA               SERV                VA
                                            ---------------------------------------------------------------------------------------
1.00%                                                 --           399,396                --           390,798                --
1.10%                                                 --         2,346,031                --         1,086,097                --
1.15%                                                 --         2,021,624                --            17,758                --
1.20%                                                 --           287,929                --           579,031                --
1.25%                                                 --                --                --                --                --
1.25%                                                 --           503,833                --         1,903,939                --
1.30%                                                 --         1,946,007                --           232,897                --
1.35%                                                 --         4,630,576                --         1,029,985                --
1.40%                                                 --                --                --                --                --
1.40%                                          2,982,022           300,338           166,459           832,953         1,977,327
1.45%                                                 --         2,447,381                --           902,936                --
1.50%                                                 --         2,161,085                --         1,218,555                --
1.55%                                                 --         1,669,100                --           237,328                --
1.60%                                                 --           328,087                --           167,868                --
1.65%                                                 --         1,429,394                --           461,732                --
1.70%                                                 --         6,720,332                --           679,805                --
1.75%                                                 --         3,882,107                --            70,752                --
1.80%                                                 --           206,377                --            54,106                --
1.85%                                                 --           284,215                --            15,178                --
1.90%                                                 --         8,508,916                --           176,980                --
1.95%                                                 --         4,144,955                --                --                --
2.00%                                                 --           149,187                --             9,091                --
2.05%                                                 --           579,241                --               677                --
2.10%                                                 --         1,124,940                --            14,216                --
2.15%                                                 --         1,103,061                --                --                --
2.20%                                                 --            48,043                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                          2,982,022        47,222,155           166,459        10,082,682         1,977,327
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 349

                                                 OPPEN             OPPEN         OPPEN MAIN ST         OPPEN             OPPEN
                                              HI INC VA,          MAIN ST         SM CAP VA,      STRATEGIC BOND    STRATEGIC BOND
PRICE LEVEL                                      SERV               VA               SERV               VA             VA, SERV
                                            ---------------------------------------------------------------------------------------
1.00%                                            397,250                --           219,777                --         1,585,813
1.10%                                          1,086,228                --         1,279,902                --         3,793,237
1.15%                                                 --                --            18,217                --         2,871,654
1.20%                                            253,993                --           601,937                --           919,447
1.25%                                                 --                --                --                --                --
1.25%                                            223,176                --           378,475                --         1,889,089
1.30%                                            223,896                --           337,926                --         3,864,287
1.35%                                            706,032                --         1,004,808                --         5,960,957
1.40%                                                 --                --                --                --                --
1.40%                                            485,944           449,457           355,025           275,674         4,642,417
1.45%                                            275,681                --           407,295                --         3,402,597
1.50%                                             39,286                --           207,321                --         3,661,516
1.55%                                            404,177                --           403,849                --         3,886,200
1.60%                                              3,915                --           102,358                --         1,678,082
1.65%                                            207,327                --           163,930                --         5,202,432
1.70%                                                 --                --           167,960                --         9,444,684
1.75%                                             78,846                --           418,306                --         6,318,570
1.80%                                                 --                --            18,558                --         1,041,540
1.85%                                             51,717                --            39,911                --         1,716,251
1.90%                                                 --                --            59,432                --        11,202,683
1.95%                                                 --                --            11,248                --         5,420,301
2.00%                                                 --                --             1,836                --           440,412
2.05%                                                 --                --             2,054                --           843,052
2.10%                                                 --                --                --                --         1,907,509
2.15%                                                 --                --                --                --         1,572,371
2.20%                                                 --                --                --                --            67,987
-----------------------------------------------------------------------------------------------------------------------------------
Total                                          4,437,468           449,457         6,200,125           275,674        83,333,088
-----------------------------------------------------------------------------------------------------------------------------------

350 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                PUT VT            PUT VT            PUT VT            PUT VT            PUT VT
                                               DIV INC,          DIV INC,         GLOBAL EQ,        GRO & INC,        GRO & INC,
PRICE LEVEL                                      CL IA             CL IB             CL IA             CL IA             CL IB
                                            ---------------------------------------------------------------------------------------
1.00%                                                 --                --                --                --           383,081
1.10%                                                 --                --                --                --         2,380,763
1.15%                                                 --                --                --                --           304,231
1.20%                                                 --                --                --                --            37,659
1.25%                                                 --                --                --                --                --
1.25%                                                 --                --                --                --         1,620,835
1.30%                                                 --                --                --                --            70,696
1.35%                                                 --                --                --                --         1,666,683
1.40%                                                 --                --                --                --                --
1.40%                                          2,144,220         1,972,905         1,148,346         3,344,972         4,185,280
1.45%                                                 --                --                --                --            36,837
1.50%                                                 --                --                --                --            82,958
1.55%                                                 --                --                --                --           106,018
1.60%                                                 --                --                --                --            35,119
1.65%                                                 --                --                --                --            42,200
1.70%                                                 --                --                --                --            56,922
1.75%                                                 --                --                --                --            17,030
1.80%                                                 --                --                --                --                --
1.85%                                                 --                --                --                --             1,643
1.90%                                                 --                --                --                --                --
1.95%                                                 --                --                --                --                --
2.00%                                                 --                --                --                --                --
2.05%                                                 --                --                --                --                --
2.10%                                                 --                --                --                --                --
2.15%                                                 --                --                --                --                --
2.20%                                                 --                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                          2,144,220         1,972,905         1,148,346         3,344,972        11,027,955
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 351

                                                 PUT VT           PUT VT            PUT VT            PUT VT            PUT VT
                                            HEALTH SCIENCES,     HI YIELD,         HI YIELD,           INC,            INTL EQ,
PRICE LEVEL                                      CL IB             CL IA            CL IB             CL IB             CL IB
                                            ---------------------------------------------------------------------------------------
1.00%                                              27,819               --                --                --           350,389
1.10%                                             399,648               --                --                --         2,016,795
1.15%                                                  --               --                --            14,981           122,405
1.20%                                             132,021               --                --                --         4,112,745
1.25%                                                  --               --                --                --                --
1.25%                                             213,134               --                --            28,236         4,449,614
1.30%                                              82,177               --                --                --           317,585
1.35%                                             130,816               --                --                --         2,006,413
1.40%                                                  --               --                --                --                --
1.40%                                             166,765          870,415           973,590            44,568         2,184,712
1.45%                                             259,044               --                --                --         4,897,961
1.50%                                             240,996               --                --            24,063         3,009,492
1.55%                                             124,710               --                --                --           491,557
1.60%                                              56,392               --                --             2,406            81,946
1.65%                                             155,092               --                --                --         1,023,876
1.70%                                             175,033               --                --           110,050         1,715,672
1.75%                                               3,269               --                --                --            97,711
1.80%                                               5,485               --                --                --            14,103
1.85%                                             157,544               --                --                --            50,766
1.90%                                             108,980               --                --                --                --
1.95%                                                  --               --                --                --             9,317
2.00%                                              14,577               --                --                --                --
2.05%                                               7,802               --                --                --             2,019
2.10%                                                  --               --                --                --                --
2.15%                                                  --               --                --                --                --
2.20%                                                  --               --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                           2,461,304          870,415           973,590           224,304        26,955,078
-----------------------------------------------------------------------------------------------------------------------------------

352 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                PUT VT            PUT VT            PUT VT            PUT VT            PUT VT
                                            INTL GRO & INC,    INTL NEW OPP,       NEW OPP,          RESEARCH,        SM CAP VAL,
PRICE LEVEL                                     CL IB             CL IB             CL IA             CL IB             CL IB
                                            ---------------------------------------------------------------------------------------
1.00%                                                 --           250,169                --             2,804                --
1.10%                                                 --           814,092                --           146,755                --
1.15%                                                 --                --                --                --                --
1.20%                                                 --                --                --            41,186                --
1.25%                                                 --                --                --                --                --
1.25%                                                 --           218,980                --                --                --
1.30%                                                 --                --                --                --            25,330
1.35%                                                 --         1,129,136                --           154,261            10,359
1.40%                                                 --                --                --                --                --
1.40%                                              7,956           460,647         2,187,246             3,222            27,482
1.45%                                                 --                --                --             4,660             4,297
1.50%                                                 --                --                --                --            56,199
1.55%                                                 --                --                --             7,095            13,547
1.60%                                                 --                --                --                --                --
1.65%                                                 --                --                --                --             1,505
1.70%                                                 --                --                --                --            88,896
1.75%                                                 --                --                --                --                --
1.80%                                                 --                --                --                --                --
1.85%                                                 --                --                --                --             6,408
1.90%                                                 --                --                --                --            76,005
1.95%                                                 --                --                --                --                --
2.00%                                                 --                --                --                --                --
2.05%                                                 --                --                --                --                --
2.10%                                                 --                --                --                --               947
2.15%                                                 --                --                --                --                --
2.20%                                                 --                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                              7,956         2,873,024         2,187,246           359,983           310,975
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 353

                                                 PUT VT            PUT VT            PUT VT
                                                 VISTA,           VOYAGER,          VOYAGER,           RVS VP             RVS VP
PRICE LEVEL                                      CL IB             CL IA             CL IB               BAL            CASH MGMT
                                            ---------------------------------------------------------------------------------------
1.00%                                            279,857                --                --            72,517           695,102
1.10%                                          1,945,217                --                --           606,708         2,618,429
1.15%                                            222,410                --                --           121,188           204,724
1.20%                                          3,049,854                --                --                --            56,631
1.25%                                            612,045(5)             --                --                --                --
1.25%                                          2,480,492(6)             --                --           210,088         1,149,304
1.30%                                             24,985                --                --                --           724,206
1.35%                                          2,053,453                --                --           362,792         2,189,028
1.40%                                                 --                --                --                --                --
1.40%                                            851,493           603,808         2,658,352         3,221,099         6,630,244
1.45%                                          3,669,418                --                --                --           106,070
1.50%                                          3,228,147                --                --         1,044,882         2,282,589
1.55%                                             14,759                --                --                --           567,714
1.60%                                                 --                --                --         1,392,884         5,054,441
1.65%                                            494,676                --                --                --           766,343
1.70%                                          1,031,354                --                --            57,115         1,151,177
1.75%                                                 --                --                --                --           856,157
1.80%                                                 --                --                --                --            48,351
1.85%                                              1,546                --                --                --            70,418
1.90%                                                 --                --                --                --           838,625
1.95%                                                 --                --                --                --           271,961
2.00%                                                 --                --                --                --            11,899
2.05%                                                 --                --                --                --            61,839
2.10%                                                 --                --                --                --           236,733
2.15%                                                 --                --                --                --            61,261
2.20%                                                 --                --                --                --             3,718
-----------------------------------------------------------------------------------------------------------------------------------
Total                                         19,959,706           603,808         2,658,352         7,089,273        26,656,964
-----------------------------------------------------------------------------------------------------------------------------------

354 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                RVS VP            RVS VP            RVS VP            RVS VP            RVS VP
PRICE LEVEL                                    DIV BOND         DIV EQ INC         EMER MKTS           GRO          HI YIELD BOND
                                            ---------------------------------------------------------------------------------------
1.00%                                          1,132,767           326,339                --            23,969                --
1.10%                                          3,290,357         1,712,842                --            47,673                --
1.15%                                            119,743         2,961,692         1,274,672                --           671,621
1.20%                                          1,000,408         1,105,396                --            14,334           328,427
1.25%                                                 --                --                --                --                --
1.25%                                          1,044,982         1,284,418            49,344                --         1,058,515
1.30%                                          1,006,900         2,316,127         1,074,441            11,925           389,157
1.35%                                          2,771,827         4,024,728         1,977,262            21,299           517,800
1.40%                                                 --           532,405(7)             --                --                --
1.40%                                          8,279,055         2,697,778(8)      1,033,277           412,652         3,380,382
1.45%                                          1,298,220         3,606,093         1,178,064                --           969,628
1.50%                                          4,588,822         2,961,932         1,627,428           108,697         1,087,236
1.55%                                          1,113,352           959,181           668,487            27,829           160,914
1.60%                                          1,144,569         2,160,638           881,908           702,621         2,354,538
1.65%                                          1,400,946         2,403,746         1,245,625                --         1,527,520
1.70%                                          1,077,005         9,763,846         5,171,720                --         4,143,549
1.75%                                            267,988         4,126,353         2,111,415                --         1,278,407
1.80%                                                 --           622,517           431,874                --           531,447
1.85%                                            165,146           511,928           468,773                --           960,312
1.90%                                            237,244         8,505,919         4,978,670            37,853         3,149,773
1.95%                                             67,518         4,172,815         1,961,203                --         1,051,612
2.00%                                                 --           216,746           142,763                --           277,549
2.05%                                              5,189           798,790           416,215                --           364,932
2.10%                                             31,022         1,145,193           706,253                --           682,566
2.15%                                                 --         1,232,466           541,753                --           338,034
2.20%                                                 --            83,021            24,140                --            30,092
-----------------------------------------------------------------------------------------------------------------------------------
Total                                         30,043,060        60,232,909        27,965,287         1,408,852        25,254,011
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 355

                                                RVS VP            RVS VP            RVS VP            RVS VP            RVS VP
PRICE LEVEL                                     INC OPP          INTL OPP          LG CAP EQ        LG CAP VAL        MID CAP GRO
                                            ---------------------------------------------------------------------------------------
1.00%                                                 --                --                --                --               550
1.10%                                                 --                --                --                --            44,240
1.15%                                                 --                --         3,137,924             4,475           239,967
1.20%                                                 --                --           726,718                --                --
1.25%                                                 --                --                --                --                --
1.25%                                                 --                --         1,109,092                --             1,020
1.30%                                                 --           336,712         2,450,350             9,897           159,010
1.35%                                                 --                --         5,948,226            14,876           409,189
1.40%                                                 --                --                --                --                --
1.40%                                                 --         1,331,767         4,590,372                --           376,939
1.45%                                                 --                --         3,968,790             4,404            28,543
1.50%                                                 --                --         9,338,200            18,298           321,490
1.55%                                              9,734                --         2,259,142            16,373           171,250
1.60%                                                 --                --         3,835,004                --           271,183
1.65%                                              1,363                --         4,651,354                --           114,896
1.70%                                              7,688            15,879        17,583,934             3,069           734,645
1.75%                                                 --                --         4,917,780                --            94,184
1.80%                                                 --                --           809,882                --           140,351
1.85%                                                 --                --         1,307,038                --           161,116
1.90%                                              7,628             1,196        14,054,264            23,568         1,088,198
1.95%                                             25,634                --         4,573,564                --                --
2.00%                                                 --                --           410,222                --            56,573
2.05%                                                 --                --           910,276             7,766            99,524
2.10%                                                 --                --         2,163,701                --           143,968
2.15%                                                 --                --         1,236,768                --             1,881
2.20%                                                 --                --            21,011                --             1,389
-----------------------------------------------------------------------------------------------------------------------------------
Total                                             52,047         1,685,554        90,003,612           102,726         4,660,106
-----------------------------------------------------------------------------------------------------------------------------------

356 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                             RVS VP            RVS VP            RVS VP            RVS VP            RVS VP
PRICE LEVEL                                  NEW DIM           S&P 500         SELECT VAL      SHORT DURATION      SM CAP ADV
                                         ------------------------------------------------------------------------------------------
1.00%                                         485,985           798,737                --           872,757            23,034
1.10%                                       3,155,822         5,214,454                --         4,579,339           348,377
1.15%                                         260,635           379,553                --           341,998            18,861
1.20%                                       2,284,019           251,058                --         1,195,514           213,896
1.25%                                              --           565,098(9)             --         1,654,334(1)             --
1.25%                                       3,324,235         3,818,083(10)            --         1,665,753(2)        393,755
1.30%                                         445,845         1,432,878                --         1,878,077                --
1.35%                                       3,016,573         5,705,871                --         5,625,715           270,044
1.40%                                              --                --                --           469,214(7)         84,625(7)
1.40%                                       3,748,175           240,774                --         2,359,177(8)        322,531(8)
1.45%                                       2,355,382           250,304                --         2,009,104           817,379
1.50%                                       1,868,704            10,430                --         3,297,545           722,621
1.55%                                         490,982           702,094             7,644         1,540,920                --
1.60%                                       1,659,565           188,627                --           613,547           516,256
1.65%                                         609,004            86,299                --         1,463,561            45,961
1.70%                                       1,142,544           226,693             8,174         3,085,243           444,177
1.75%                                         122,083           699,743                --           789,715                --
1.80%                                              --             6,739                --           197,489                --
1.85%                                          65,696            48,223                --           492,116                --
1.90%                                              --           132,264                --         1,781,114                --
1.95%                                              --             5,408                --           422,739                --
2.00%                                              --             8,188                --            57,675                --
2.05%                                              --            13,032                --           315,786                --
2.10%                                              --             7,449                --           389,962                --
2.15%                                              --                --                --            98,401                --
2.20%                                              --                --                --             5,351                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                      25,035,249        20,791,999            15,818        37,202,146         4,221,517
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 357

                                                RVS VP            RVS VP             ROYCE             ROYCE            STI CVT
PRICE LEVEL                                   SM CAP VAL       STRATEGY AGGR       MICRO-CAP          SM-CAP           CAP APPR
                                            ---------------------------------------------------------------------------------------
1.00%                                              77,482                --                --                --             4,705
1.10%                                             533,577                --                --                --            10,950
1.15%                                           2,395,366                --                --                --           919,655
1.20%                                             184,998                --                --                --                --
1.25%                                                  --                --                --                --                --
1.25%                                             296,293                --                --                --            17,231
1.30%                                           1,359,369                --                --                --           576,002
1.35%                                           3,633,574                --                --                --           948,341
1.40%                                                  --                --                --                --                --
1.40%                                           2,323,211         2,484,131           446,148           575,871            23,360
1.45%                                           2,507,158                --                --                --             1,020
1.50%                                           2,431,143                --           390,321           217,356           929,083
1.55%                                             946,639                --                --                --           348,309
1.60%                                           1,501,463                --         1,035,879           734,012             4,286
1.65%                                           2,494,160                --                --                --           104,503
1.70%                                           9,124,566                --                --                --           298,470
1.75%                                           4,142,747                --                --                --            27,408
1.80%                                             745,877                --                --                --                --
1.85%                                             720,162                --                --                --            26,342
1.90%                                          10,646,737                --                --                --             8,551
1.95%                                           4,153,012                --                --                --                --
2.00%                                             305,312                --                --                --                --
2.05%                                             817,829                --                --                --                --
2.10%                                           1,538,429                --                --                --                --
2.15%                                           1,122,285                --                --                --                --
2.20%                                              42,780                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                          54,044,169         2,484,131         1,872,348         1,527,239         4,248,216
-----------------------------------------------------------------------------------------------------------------------------------

358 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                                                    STI CVT           STI CVT
                                                STI CVT           STI CVT           LG CAP            LG CAP            STI CVT
PRICE LEVEL                                     INTL EQ       INVEST GR BOND     RELATIVE VAL         VAL EQ          MID-CAP EQ
                                            ---------------------------------------------------------------------------------------
1.00%                                              3,456            11,809            39,510            10,479             9,009
1.10%                                              7,575            25,352            31,049             5,023             2,845
1.15%                                                 --                --                --                --            20,521
1.20%                                                322                --             2,596             4,539               349
1.25%                                                 --                --                --                --                --
1.25%                                             15,620             6,228             7,121            10,012            17,143
1.30%                                             29,636            95,308            73,224            82,775            16,134
1.35%                                              5,635             6,275            19,762            92,177            20,838
1.40%                                                 --                --                --                --                --
1.40%                                              1,721            51,386            12,520             9,862            13,279
1.45%                                                 --                --            67,724             5,354                --
1.50%                                                 --            24,535            91,468             9,582                --
1.55%                                                 --            81,251            77,911           151,290            18,133
1.60%                                                 --            80,188            24,386            28,939                --
1.65%                                             11,830           107,367            11,976             9,128            10,464
1.70%                                                 --                --                --                --                --
1.75%                                                 --            11,945             5,802            19,603                --
1.80%                                                 --                --                --                --                --
1.85%                                                 --            14,834                --            21,843             1,671
1.90%                                                 --                --                --                --                --
1.95%                                                 --                --                --                --                --
2.00%                                                 --                --                --                --                --
2.05%                                                 --                --                --                --                --
2.10%                                                 --                --                --                --                --
2.15%                                                 --                --                --                --                --
2.20%                                                 --                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                             75,795           516,478           465,049           460,606           130,386
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 359

                                                STI CVT                            VANK LIT          VANK LIT          VANK UIF
                                                SM CAP                             COMSTOCK,        GRO & INC,      U.S. REAL EST,
PRICE LEVEL                                     VAL EQ         THIRD AVE VAL         CL II             CL II             CL I
                                            ---------------------------------------------------------------------------------------
1.00%                                             14,811                --           144,305           324,791            45,047
1.10%                                             11,293                --         1,855,670         1,039,458           265,617
1.15%                                            562,431                --         7,238,718                --                --
1.20%                                              8,707                --           676,975           371,445            68,349
1.25%                                                 --                --                --                --                --
1.25%                                             15,001                --           283,760            60,206             2,641
1.30%                                            280,247                --         4,481,208           149,131           107,105
1.35%                                            464,518                --         8,834,853           451,937           118,131
1.40%                                                 --                --                --                --                --
1.40%                                             13,692           576,976         3,864,463           438,862           136,161
1.45%                                              9,783                --         5,133,588           188,490           127,083
1.50%                                            673,655           377,375         6,564,995           211,352            35,539
1.55%                                            179,008                --         2,939,509           196,940            46,625
1.60%                                              3,855         1,445,137         2,752,349             3,001            34,239
1.65%                                             33,152                --         4,449,631           189,135            95,337
1.70%                                            254,968                --        18,911,599           251,738            48,180
1.75%                                             24,169                --         8,987,690            22,093             6,403
1.80%                                                 --                --         1,345,357             8,594                --
1.85%                                              9,981                --         1,444,633            30,243                --
1.90%                                              4,428                --        23,605,772                --                --
1.95%                                                 --                --         9,543,372                --                --
2.00%                                                 --                --           588,763                --                --
2.05%                                                 --                --         1,874,999                --                --
2.10%                                                 --                --         3,199,117                --                --
2.15%                                                 --                --         2,563,738                --                --
2.20%                                                 --                --           118,638                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                          2,563,699         2,399,488       121,403,702         3,937,416         1,136,457
-----------------------------------------------------------------------------------------------------------------------------------

360 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                               VANK UIF                                                                WF ADV VT
                                            U.S. REAL EST,        WANGER            WANGER           WF ADV VT        C&B LG CAP
PRICE LEVEL                                      CL II          INTL SM CAP       U.S. SM CO        ASSET ALLOC           VAL
                                            ---------------------------------------------------------------------------------------
1.00%                                                 --                --                --                --                --
1.10%                                                 --                --                --                --                --
1.15%                                            154,567         1,121,317         1,445,432             3,755                --
1.20%                                                 --                --                --         4,273,550           585,680
1.25%                                                 --                --                --                --                --
1.25%                                                 --                --                --         6,498,591         1,033,676
1.30%                                            146,043           805,476         1,001,801                --                --
1.35%                                            223,738         1,560,827         1,910,597                --                --
1.40%                                                 --                --                --                --                --
1.40%                                                 --           484,281         1,170,615         1,736,474           147,626
1.45%                                             75,307         1,711,894         1,215,278         6,809,961           726,427
1.50%                                            255,500         2,094,446         1,241,498         7,229,781         1,088,626
1.55%                                            102,045           413,488           608,708                --                --
1.60%                                                 --           908,822         1,886,984           119,348                --
1.65%                                             82,904         1,128,885         1,366,978           990,093           277,237
1.70%                                            442,991         4,181,149         5,331,641         2,664,998           468,924
1.75%                                            230,448         2,988,115         2,247,896                --                --
1.80%                                             37,577           135,304           492,945                --                --
1.85%                                             17,352           128,201           523,399            15,228                --
1.90%                                            619,231         3,915,841         5,233,722                --             5,009
1.95%                                            233,401         3,150,629         2,150,526                --                --
2.00%                                              4,819            92,256           157,562                --             6,186
2.05%                                             57,010           224,840           422,946                --                --
2.10%                                             59,985           648,416           769,340            48,083                --
2.15%                                             82,127           847,411           603,223                --                --
2.20%                                              3,151            32,027            28,465                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                          2,828,196        26,573,625        29,809,556        30,389,862         4,339,391
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 361

                                               WF ADV VT         WF ADV VT         WF ADV VT         WF ADV VT         WF ADV VT
PRICE LEVEL                                      EQ INC          INTL CORE         LG CO CORE        LG CO GRO         MONEY MKT
                                            ---------------------------------------------------------------------------------------
1.00%                                                 --                --                --                --                --
1.10%                                                 --                --                --                --                --
1.15%                                            213,660                --                --           718,366             5,489
1.20%                                          1,577,671           311,801           612,821         6,853,164         1,253,942
1.25%                                                 --                --                --                --                --
1.25%                                          3,000,117           934,151           644,871        10,433,289         1,196,400
1.30%                                            111,356                --                --           344,398            19,493
1.35%                                             70,858                --                --           330,209             5,453
1.40%                                                 --                --                --                --                --
1.40%                                          2,186,445           203,204           299,183         7,600,982           754,826
1.45%                                          2,360,248           772,770           409,177        10,031,622         2,450,453
1.50%                                          3,235,051           692,810         1,054,609         9,820,233         2,569,274
1.55%                                             27,512                --                --            93,163             3,527
1.60%                                          1,738,955                --                --         2,332,199            47,869
1.65%                                            678,733            83,630           157,208         4,020,728           318,182
1.70%                                          2,254,738           418,050           139,706        10,018,718           998,274
1.75%                                            278,349                --                --           339,345             3,276
1.80%                                            465,323             4,065            12,383           752,644            30,915
1.85%                                            690,931            20,692            10,855         1,106,410            55,954
1.90%                                          1,587,393               846                --         3,400,401            55,224
1.95%                                                 --                --                --                --                --
2.00%                                            147,895                --                --           195,951             4,088
2.05%                                            213,332                --                --           466,652            64,029
2.10%                                            270,214                --                --           526,392           942,549
2.15%                                              2,950                --                --             9,016             1,999
2.20%                                                 --                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                         21,111,731         3,442,019         3,340,813        69,393,882        10,781,216
-----------------------------------------------------------------------------------------------------------------------------------

362 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                                  WF ADV VT
                                                WF ADV VT       TOTAL RETURN
PRICE LEVEL                                    SM CAP GRO           BOND
                                            ---------------------------------
1.00%                                                 --                --
1.10%                                                 --                --
1.15%                                                 --           431,746
1.20%                                          1,912,847           938,756
1.25%                                                 --                --
1.25%                                          2,903,660         1,892,308
1.30%                                                 --           302,634
1.35%                                                 --           249,239
1.40%                                                 --                --
1.40%                                          1,363,484         2,193,496
1.45%                                          3,452,122         1,094,741
1.50%                                          2,884,291         1,585,930
1.55%                                                 --            79,843
1.60%                                                 --         1,430,714
1.65%                                            374,493         1,401,840
1.70%                                          1,314,421         3,550,562
1.75%                                                 --           331,514
1.80%                                              5,036           658,469
1.85%                                                 --         1,454,671
1.90%                                                819         2,629,019
1.95%                                                 --                --
2.00%                                                 --           449,230
2.05%                                                 --           438,276
2.10%                                                 --           704,943
2.15%                                                 --            26,967
2.20%                                                 --                --
-----------------------------------------------------------------------------
Total                                         14,211,173        21,844,898
-----------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 363

The following is a summary of net assets at Dec. 31, 2005:

                                                AIM VI            AIM VI            AIM VI            AIM VI            AIM VI
                                              BASIC VAL,         CAP APPR,         CAP APPR,         CAP DEV,          CAP DEV,
PRICE LEVEL                                     SER II             SER I            SER II             SER I            SER II
                                            ---------------------------------------------------------------------------------------
1.00%                                       $    966,487      $    253,166      $     15,356      $         --      $     69,502
1.10%                                          4,866,280         1,283,354           206,771                --           665,148
1.15%                                          1,245,498           118,325                86                --                89
1.20%                                          1,081,917         1,205,207             3,693                --            51,793
1.25%                                                 --                --                --                --                --
1.25%                                            804,533         2,812,711            32,774                --            98,602
1.30%                                          1,989,467                --             9,622                --           239,590
1.35%                                          5,986,195         2,318,352            66,998                --           386,819
1.40%                                                 --                --                --                --                --
1.40%                                          1,235,565         2,179,336           264,583           635,069           165,142
1.45%                                          2,282,285         1,813,189            11,752                --           113,484
1.50%                                          2,421,014         2,325,706            43,143           112,897            23,840
1.55%                                          1,814,864                --            47,027                --           137,856
1.60%                                            174,818         2,424,819           215,734         1,327,408           182,077
1.65%                                          2,242,507           192,876            46,230                --            61,893
1.70%                                          4,568,215           289,881           361,327                --           233,275
1.75%                                          3,147,517                --               102                --            23,334
1.80%                                             88,963                88            88,274                --            61,023
1.85%                                            271,214                --            73,720                --            53,278
1.90%                                          5,569,927                --             3,878                --            22,059
1.95%                                          3,172,547                --                --                --                88
2.00%                                             81,432                --                85                --                88
2.05%                                            319,401                --            73,089                --                88
2.10%                                            906,817                --                85                --                88
2.15%                                            818,975                --                85                --            61,257
2.20%                                              5,810                --                85                --                88
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $ 46,062,248     $  17,217,010      $  1,564,499      $  2,075,374      $  2,650,501
-----------------------------------------------------------------------------------------------------------------------------------

364 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                AIM VI            AIM VI            AIM VI            AIM VI            AIM VI
                                               CORE EQ,        DEMO TRENDS,        INTL GRO,      MID CAP CORE EQ,    PREMIER EQ,
PRICE LEVEL                                      SER I             SER I             SER I            SER II             SER I
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $        53,450   $            --   $            --   $       306,194
1.10%                                                    --           341,556                --                --         1,973,554
1.15%                                                    --                --                --           370,176           280,719
1.20%                                                    --                --                --                --         3,286,814
1.25%                                                    --                --                --                --                --
1.25%                                                    --            61,360                --                --         5,747,511
1.30%                                                    --                --                --           304,822                --
1.35%                                                    --           534,943                --           653,717         3,101,196
1.40%                                                    --                --                --                --                --
1.40%                                             4,116,559                --         2,579,296                --         7,618,386
1.45%                                                    --                --                --           407,067         3,880,186
1.50%                                                    --                --                --           576,167         3,482,150
1.55%                                                    --                --                --           208,728                --
1.60%                                                    --                --                --                --         2,897,377
1.65%                                                    --                --                --           431,577           379,786
1.70%                                                    --                --                --         1,192,379           649,696
1.75%                                                    --                --                --           882,588                --
1.80%                                                    --                --                --            19,395            21,822
1.85%                                                    --                --                --            42,875                --
1.90%                                                    --                --                --         1,560,396                --
1.95%                                                    --                --                --           898,144                --
2.00%                                                    --                --                --            22,871                --
2.05%                                                    --                --                --            91,517                --
2.10%                                                    --                --                --           273,327                --
2.15%                                                    --                --                --           285,539                --
2.20%                                                    --                --                --             1,551                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $     4,116,559   $       991,309   $     2,579,296   $     8,222,836   $    33,625,391
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 365


                                                AIM VI            AB VPS            AB VPS            AB VPS            AB VPS
                                              PREMIER EQ,      GLOBAL TECH,       GRO & INC,         INTL VAL,        LG CAP GRO,
PRICE LEVEL                                     SER II             CL B              CL B              CL B              CL B
                                            ---------------------------------------------------------------------------------------
1.00%                                       $        23,957   $       247,700   $     1,629,582   $            --   $       589,128
1.10%                                               119,010           960,468         9,815,249                --         2,810,755
1.15%                                                    --                --             4,475         3,463,619                --
1.20%                                                 7,562            38,227           214,103                --           158,798
1.25%                                                    --                --                --                --                --
1.25%                                                11,382           366,456         3,922,226                --         1,017,821
1.30%                                                 9,866           176,733           302,945         2,489,760           151,074
1.35%                                                53,846         1,230,085        12,137,774         4,395,557         4,223,649
1.40%                                                    --                --                --                --                --
1.40%                                                45,076           822,137           571,857         2,829,956         1,678,625
1.45%                                                18,213           120,016           310,463         2,428,873           113,512
1.50%                                                10,310           417,237           291,213         3,555,767           495,616
1.55%                                                    80           314,251           854,883         1,487,899           381,209
1.60%                                                    67         1,301,025           321,240         2,227,225         2,549,466
1.65%                                                26,741           230,175           916,672         2,903,936           264,487
1.70%                                                    67            22,128           263,096        11,949,100            10,180
1.75%                                                22,833             6,109           116,803         4,563,355            13,161
1.80%                                                    67                68            98,348         1,071,813               112
1.85%                                                    67           127,044            46,275         1,249,000            28,394
1.90%                                                    --                --           138,691        11,490,467                --
1.95%                                                    --                --             8,492         4,159,955                --
2.00%                                                    --                --             1,079           332,305                --
2.05%                                                    --                --           108,663           937,787                --
2.10%                                                    --                --             2,100         1,604,693                --
2.15%                                                    --                --                82         1,172,213                --
2.20%                                                    --                --                82            52,750                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $       349,144   $     6,379,859   $    32,076,393   $    64,366,030   $    14,485,987
-----------------------------------------------------------------------------------------------------------------------------------

366 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                AB VPS            AB VPS             AC VP             AC VP             AC VP
                                              BAL SHARES,     U.S. GOVT/HI GR,    INC & GRO,      INFLATION PROT,        INTL,
PRICE LEVEL                                      CL B              CL B              CL I              CL II             CL II
                                            ---------------------------------------------------------------------------------------
1.00%                                       $        77,457   $            --   $            --   $            --   $            --
1.10%                                               550,541                --                --                --                --
1.15%                                                19,736                --                --         6,133,787                61
1.20%                                                85,903                --                --                --                --
1.25%                                                    --                --                --                --                --
1.25%                                                42,179                --                --                --                --
1.30%                                                54,699                --                --         4,226,042                61
1.35%                                               389,518                --                --         8,327,692                61
1.40%                                                    --                --                --                --                --
1.40%                                                80,407         1,476,861         1,877,961         3,605,556                --
1.45%                                                83,430                --                --         3,702,993             8,560
1.50%                                                15,209         1,079,085                --         6,990,416                61
1.55%                                               157,179                --                --         2,947,236                61
1.60%                                                13,750         1,134,950                --         2,455,687                --
1.65%                                                 4,313                --                --         4,699,539                61
1.70%                                                    81                --                --        21,303,508                61
1.75%                                                    66                --                --         8,326,621                61
1.80%                                                    81                --                --         1,695,642                60
1.85%                                                    66                --                --         2,364,594                60
1.90%                                                    81                --                --        22,066,235                60
1.95%                                                    81                --                --         7,488,301                60
2.00%                                                    81                --                --           695,518                60
2.05%                                                 1,528                --                --         1,728,746            16,105
2.10%                                                    81                --                --         3,142,688                60
2.15%                                                    81                --                --         2,187,488                60
2.20%                                                    81                --                --           131,178                60
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $     1,576,629   $     3,690,896   $     1,877,961   $   114,219,467   $        25,633
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 367

                                                 AC VP             AC VP             AC VP             BARON              COL
                                                 ULTRA,             VAL,              VAL,          CAP ASSET,        SM CAP VAL,
PRICE LEVEL                                      CL II             CL I              CL II              INS             VS CL B
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $            --   $            --   $            --   $            --
1.10%                                                    --                --                --                --                --
1.15%                                             1,867,136                --             2,297                --               126
1.20%                                                    --                --                --                --                --
1.25%                                                    --                --                --                --                --
1.25%                                                    --                --                --                --                --
1.30%                                             1,350,124                --             1,312                --               126
1.35%                                             2,602,290                --             7,853                --            28,253
1.40%                                                    --                --                --                --                --
1.40%                                                    --         1,989,438            15,003           763,639                --
1.45%                                             3,222,498                --                56                --               126
1.50%                                             2,031,021                --            30,922           620,306            14,473
1.55%                                               686,890                --                56                --               126
1.60%                                                    --                --           101,840         1,395,733                --
1.65%                                             2,108,511                --                56                --             5,976
1.70%                                             7,383,778                --            29,497                --             4,623
1.75%                                             5,112,051                --                56                --               125
1.80%                                               212,381                --            62,024                --               125
1.85%                                               232,252                --                56                --               124
1.90%                                             6,648,545                --            16,354                --               124
1.95%                                             5,370,567                --             5,513                --            70,925
2.00%                                               186,659                --                56                --               120
2.05%                                               398,527                --                56                --               120
2.10%                                             1,059,797                --                56                --               120
2.15%                                             1,430,049                --                56                --               120
2.20%                                                52,627                --                55                --               120
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $    41,955,703   $     1,989,438   $       273,174   $     2,779,678   $       125,852
-----------------------------------------------------------------------------------------------------------------------------------

368 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                  COL              COL                COL               CS              DREY IP
                                               HI YIELD,         HI YIELD,         LG CAP GRO,        MID-CAP        MIDCAP STOCK,
PRICE LEVEL                                     VS CL A           VS CL B            VS CL A            GRO              SERV
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          --     $          --     $          --     $          --     $          --
1.10%                                                  --                --                --                --                --
1.15%                                             108,470         1,204,623           718,687                --               121
1.20%                                                  --                --                --                --                --
1.25%                                                  --                --                --                --                --
1.25%                                             540,245                --           444,504                --                --
1.30%                                                  --           771,889                --                --               852
1.35%                                                  --         1,756,681                --                --            18,734
1.40%                                                  --                --                --                --                --
1.40%                                                  --                --                --            56,297                --
1.45%                                                  --         1,237,959                --                --            20,192
1.50%                                                  --         1,472,597                --            31,409            64,949
1.55%                                                  --           516,413                --                --               121
1.60%                                                  --                --                --           269,894                --
1.65%                                                  --           941,374                --                --               120
1.70%                                                  --         3,888,740                --                --            17,752
1.75%                                                  --         3,082,306                --                --               120
1.80%                                                  --           217,917                --                --               120
1.85%                                                  --           112,562                --                --               120
1.90%                                                  --         4,385,307                --                --               120
1.95%                                                  --         2,880,136                --                --               120
2.00%                                                  --            37,444                --                --               120
2.05%                                                  --           264,253                --                --               119
2.10%                                                  --           834,228                --                --               119
2.15%                                                  --           814,636                --                --               119
2.20%                                                  --            38,486                --                --               119
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $     648,715     $  24,457,551     $   1,163,191     $     357,600     $     124,037
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 369

                                                DREY IP            DREY            DREY VIF          DREY VIF          DREY VIF
                                               TECH GRO,       SOC RESP GRO,         APPR,          DISC STOCK,        INTL VAL,
PRICE LEVEL                                      SERV              INIT              SERV              INIT              SERV
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $            --   $            --   $            --   $            --
1.10%                                                    --                --                --                --                --
1.15%                                               913,381                --            14,708                --               125
1.20%                                                    --           343,600                --                --                --
1.25%                                                    --                --                --                --                --
1.25%                                                    --           404,142                --                --                --
1.30%                                               630,124                --           219,296                --             2,219
1.35%                                             1,201,076                --            15,279                --            23,497
1.40%                                                    --                --                --                --                --
1.40%                                               570,303           321,355            61,044           269,300                --
1.45%                                               772,499           561,335            14,872                --               124
1.50%                                               971,752           321,320            22,511                --            19,420
1.55%                                               391,056                --               104                --               124
1.60%                                               538,480                99           168,496                --                --
1.65%                                               775,510            48,649               104                --               124
1.70%                                             2,892,747           149,005             1,663                --            71,018
1.75%                                             1,373,261                --             8,082                --               123
1.80%                                               261,877                99            57,203                --               123
1.85%                                               237,029                --               104                --               123
1.90%                                             3,026,581                --            74,704                --            32,757
1.95%                                             1,311,410                --               103                --            21,517
2.00%                                                79,211                --               103                --               123
2.05%                                               231,356                --            70,297                --            26,782
2.10%                                               412,681                --             1,251                --               122
2.15%                                               345,562                --               103                --            60,943
2.20%                                                12,205                --               103                --               122
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $    16,948,101   $     2,149,604   $       730,130   $       269,300   $       259,386
-----------------------------------------------------------------------------------------------------------------------------------

370 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                DREY VIF            EG VA             EG VA             EG VA             EG VA
                                              SM CO STOCK,           BAL,          CORE BOND,        FUNDAMENTAL       FUNDAMENTAL
PRICE LEVEL                                       INIT              CL 2              CL 2          LG CAP, CL 1      LG CAP, CL 2
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $        59,396   $     1,027,656   $        97,315   $       812,086
1.10%                                                    --           312,421         3,774,912           772,073         4,178,865
1.15%                                                    --                --         2,090,777                --                59
1.20%                                                    --            73,286           839,930                --         1,505,727
1.25%                                                    --                --                --                --                --
1.25%                                                    --            84,165           898,556           256,508           671,594
1.30%                                                    --           256,340         3,265,932                --         1,238,720
1.35%                                                    --           270,907         7,348,195           710,204         3,912,385
1.40%                                                    --                --                --                --                --
1.40%                                                14,796           140,411         2,701,824                --         1,414,669
1.45%                                                    --            15,440         1,151,450                --         1,260,369
1.50%                                                    --           147,972         3,758,263                --           614,105
1.55%                                                    --           235,203         2,876,083                --         1,286,095
1.60%                                                    --             8,792           333,551                --           206,614
1.65%                                                    --           351,185         1,369,127                --           858,155
1.70%                                                    --            57,445         6,647,648                --           723,447
1.75%                                                    --           197,620           254,480                --           397,648
1.80%                                                    --                66            65,113                --            11,917
1.85%                                                    --            49,314           435,825                --           211,429
1.90%                                                    --                --         6,318,342                --           109,495
1.95%                                                    --                --                --                --                --
2.00%                                                    --                --            69,831                --                58
2.05%                                                    --                --           786,638                --                58
2.10%                                                    --                --           592,526                --                58
2.15%                                                    --                --                52                --                58
2.20%                                                    --                --            10,609                --                58
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $        14,796   $     2,259,963   $    46,617,320   $     1,836,100   $    19,413,669
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 371

                                                 EG VA             EG VA             EG VA            EG VA               EG VA
                                                  GRO,             HI INC,          INTL EQ,         INTL EQ,             OMEGA,
PRICE LEVEL                                       CL 2              CL 2              CL 1             CL 2                CL 1
                                            ---------------------------------------------------------------------------------------
1.00%                                       $       174,034   $       387,804   $       201,869   $       542,239   $       203,278
1.10%                                             1,692,866         2,059,893         1,072,782         3,485,001         1,519,892
1.15%                                               592,806         1,393,546                --           857,571                --
1.20%                                               460,642           321,940                --         1,603,470                --
1.25%                                                    --                --                --                --                --
1.25%                                               200,248           471,188           159,595           567,817           448,868
1.30%                                               784,797         1,427,953                --         1,552,438                --
1.35%                                             1,969,949         3,823,664         1,258,603         4,349,217         2,094,721
1.40%                                                    --                --                --                --                --
1.40%                                               422,251           982,062                --         1,000,360                --
1.45%                                               461,710           586,321                --         1,288,223                --
1.50%                                               939,916         2,043,653                --         1,210,881                --
1.55%                                               924,520         2,202,438                --         1,188,181                --
1.60%                                                30,024           217,043                --           260,493                --
1.65%                                               259,858           663,630                --           629,226                --
1.70%                                             1,663,665         4,039,351                --         2,256,585                --
1.75%                                               163,879            94,190                --           437,153                --
1.80%                                                17,259            44,984                --            39,902                --
1.85%                                               145,422           211,559                --           114,035                --
1.90%                                             1,583,075         3,815,371                --         1,875,224                --
1.95%                                                    --                --                --                --                --
2.00%                                                14,892            42,922                --             6,575                --
2.05%                                               113,606           388,236                --           166,432                --
2.10%                                               133,825           331,752                --           154,623                --
2.15%                                                    58                53                --                65                --
2.20%                                                 2,716             5,844                --             1,131                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $    12,752,018   $    25,555,397   $     2,692,849   $    23,586,842   $     4,266,759
-----------------------------------------------------------------------------------------------------------------------------------

372 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                 EG VA             EG VA             EG VA            EG VA              EG VA
                                                OMEGA,         SPECIAL VAL,      SPECIAL VAL,     STRATEGIC INC,    STRATEGIC INC,
PRICE LEVEL                                      CL 2              CL 1              CL 2              CL 1              CL 2
                                            ---------------------------------------------------------------------------------------
1.00%                                       $     694,306     $     720,217     $   1,105,502     $     445,779     $     639,543
1.10%                                           3,079,947         4,085,010         3,890,703         2,646,108         2,628,121
1.15%                                           1,466,515                --            41,325                --         2,020,984
1.20%                                           1,280,497                --           967,072                --           837,850
1.25%                                                  --                --                --                --                --
1.25%                                             639,487         1,657,708           771,721           498,742           486,591
1.30%                                           1,839,397                --         1,284,295                --         2,865,473
1.35%                                           4,587,995         4,758,776         3,162,243         2,875,917         5,001,846
1.40%                                                  --                --                --                --                --
1.40%                                             818,285                --         2,130,063                --         3,258,990
1.45%                                           1,026,135                --           997,138                --           744,356
1.50%                                           2,122,322                --         1,126,168                --         4,951,809
1.55%                                           1,882,910                --           976,046                --         2,585,703
1.60%                                             117,570                --           153,761                --           152,839
1.65%                                             447,961                --         1,029,438                --         1,544,124
1.70%                                           3,496,838                --           808,764                --         5,861,209
1.75%                                             354,535                --           221,401                --           477,581
1.80%                                              44,318                --            67,160                --            57,462
1.85%                                             229,462                --           170,361                --           293,660
1.90%                                           3,609,990                --           482,744                --         5,724,686
1.95%                                                  --                --                --                --                --
2.00%                                              30,660                --                62                --            65,885
2.05%                                             242,718                --           197,608                --           601,271
2.10%                                             315,875                --            29,979                --           473,641
2.15%                                                  53                --                62                --                54
2.20%                                               5,309                --                62                --            11,956
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $  28,333,085     $  11,221,711     $  19,613,678     $   6,466,546     $  41,285,634
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 373

                                                FID VIP           FID VIP           FID VIP           FID VIP           FID VIP
                                                 BAL,              BAL,           CONTRAFUND,       CONTRAFUND,        DYN APPR,
PRICE LEVEL                                     SERV CL          SERV CL 2          SERV CL          SERV CL 2         SERV CL 2
                                            ---------------------------------------------------------------------------------------
1.00%                                       $            --   $            --   $     1,311,235   $     2,906,359   $            --
1.10%                                                    --                --         7,775,422        13,362,786                --
1.15%                                                53,128                --                --         7,507,864                --
1.20%                                                    --                --                --         4,174,926           128,454
1.25%                                                    --                --                --                --                --
1.25%                                               494,837                --         2,308,578         2,543,859           671,934
1.30%                                                    --                --                --         9,624,014                --
1.35%                                                    --                --         8,090,422        17,680,067                --
1.40%                                                    --                --                --                --                --
1.40%                                                    --            63,911                --         9,327,500           115,327
1.45%                                                    --                --                --         8,576,555           408,973
1.50%                                                    --            80,735                --         8,894,096           191,998
1.55%                                                    --                --                --         5,910,830                --
1.60%                                                    --            15,721                --         5,380,521                62
1.65%                                                    --                --                --        11,401,522               687
1.70%                                                    --           128,894                --        26,197,323           102,003
1.75%                                                    --                --                --        10,810,637                --
1.80%                                                    --                65                --         2,181,160                62
1.85%                                                    --                --                --         2,689,871                --
1.90%                                                    --                --                --        24,445,134                --
1.95%                                                    --                --                --         9,562,465                --
2.00%                                                    --                --                --           676,471                --
2.05%                                                    --                --                --         2,242,400                --
2.10%                                                    --                --                --         3,378,069                --
2.15%                                                    --                --                --         2,606,989                --
2.20%                                                    --                --                --           127,854                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $       547,965   $       289,326   $    19,485,657   $   192,209,272   $     1,619,500
-----------------------------------------------------------------------------------------------------------------------------------

374 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                FID VIP           FID VIP           FID VIP           FID VIP           FID VIP
                                              GRO & INC,        GRO & INC,           GRO,              GRO,             HI INC,
PRICE LEVEL                                     SERV CL          SERV CL 2          SERV CL          SERV CL 2          SERV CL
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          --     $          --     $          --     $     140,869     $     223,691
1.10%                                                  --                --                --         1,222,665         1,150,966
1.15%                                             195,148                --            93,955               110                --
1.20%                                                  --                --                --           193,555                --
1.25%                                                  --                --                --                --                --
1.25%                                             377,058                --           131,051           444,168           599,782
1.30%                                                  --                --                --           262,730                --
1.35%                                                  --                --                --           641,248         1,622,212
1.40%                                                  --                --                --                --                --
1.40%                                           1,620,823           350,356                --           747,868                --
1.45%                                                  --                --                --           382,001                --
1.50%                                           1,197,962           228,203                --           430,994                --
1.55%                                                  --                --                --           300,005                --
1.60%                                           3,889,213                68                --            45,810                --
1.65%                                                  --                --                --           226,695                --
1.70%                                                  --           387,653                --           321,774                --
1.75%                                                  --                --                --           124,800                --
1.80%                                                  --                67                --                99                --
1.85%                                                  --                --                --            29,976                --
1.90%                                                  --                --                --               109                --
1.95%                                                  --                --                --               109                --
2.00%                                                  --                --                --               108                --
2.05%                                                  --                --                --             8,681                --
2.10%                                                  --                --                --            13,531                --
2.15%                                                  --                --                --               108                --
2.20%                                                  --                --                --               108                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $   7,280,204     $     966,347     $     225,006     $   5,538,121     $   3,596,651
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 375

                                                FID VIP           FID VIP           FID VIP           FID VIP           FID VIP
                                                HI INC,          INVEST GR,         MID CAP,          MID CAP,         OVERSEAS,
PRICE LEVEL                                    SERV CL 2         SERV CL 2          SERV CL          SERV CL 2          SERV CL
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          --     $          --     $   1,363,429     $   1,287,280     $          --
1.10%                                                  --                --         8,167,871         8,444,673                --
1.15%                                                  --         2,494,654           620,915         1,014,665                --
1.20%                                             188,681                --                --         3,433,770                --
1.25%                                                  --                --                --                --                --
1.25%                                             364,334                --         4,699,835         5,580,171                --
1.30%                                                  --         1,510,532                --         2,782,271                --
1.35%                                                  --         3,186,241         9,436,850         7,008,740                --
1.40%                                                  --                --                --                --                --
1.40%                                             262,446                --         4,747,153         4,295,453           516,015
1.45%                                             366,232         3,184,288                --         4,546,566                --
1.50%                                             619,446         2,588,829         1,990,093         3,989,323           164,810
1.55%                                                  --           880,920                --         2,747,205                --
1.60%                                                  54                --         7,502,663         1,150,761         1,044,694
1.65%                                              27,375         1,958,357                --         2,500,804                --
1.70%                                             152,760         8,466,003                --         5,620,492                --
1.75%                                                  --         6,709,494                --         1,630,649                --
1.80%                                              14,625           557,645                --           336,274                --
1.85%                                                  --           249,445                --           645,500                --
1.90%                                                  --         8,732,908                --         3,020,599                --
1.95%                                                  --         6,248,683                --         1,469,116                --
2.00%                                                  --           113,898                --            83,896                --
2.05%                                                  --           430,736                --           388,570                --
2.10%                                                  --         1,488,135                --           384,214                --
2.15%                                                  --         1,858,421                --           361,864                --
2.20%                                                  --           117,994                --            21,922                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $   1,995,953     $  50,777,183     $  38,528,809     $  62,744,778     $   1,725,519
-----------------------------------------------------------------------------------------------------------------------------------

376 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                FID VIP        FTVIPT FRANK      FTVIPT FRANK      FTVIPT FRANK      FTVIPT FRANK
                                               OVERSEAS,         INC SEC,          REAL EST,       RISING DIVD,       SM CAP VAL,
PRICE LEVEL                                    SERV CL 2           CL 2              CL 2              CL 2              CL 2
                                            ---------------------------------------------------------------------------------------
1.00%                                       $     151,359     $          --     $     229,595     $          --     $     434,853
1.10%                                             437,969                --           799,506                --         2,262,117
1.15%                                           1,436,058           422,928            16,324            27,074                83
1.20%                                             188,821         2,400,822         1,134,166                --           685,854
1.25%                                                  --                --                --                --                --
1.25%                                             114,334         4,049,184         2,629,900                --         1,461,984
1.30%                                           1,312,865           932,364           180,634            38,588           787,465
1.35%                                           2,790,528           692,009           662,672            32,865         1,304,088
1.40%                                                  --                --                --                --                --
1.40%                                           1,733,918         1,816,723         1,918,836                --         1,307,032
1.45%                                             994,030         5,444,631         1,512,310            11,489           870,665
1.50%                                           2,232,311         5,645,414         1,843,809            69,843           915,080
1.55%                                           1,146,961           157,283           122,751               938           727,590
1.60%                                           1,675,414            57,202         2,612,163                --            96,843
1.65%                                           1,546,460           700,496           434,819            13,450           602,400
1.70%                                           5,184,415         3,545,922         1,239,260            42,162           415,513
1.75%                                           1,872,865         1,008,065            41,305           149,940           122,394
1.80%                                             668,636           434,174           110,609               113            32,780
1.85%                                             789,182           361,557           223,728               113           156,301
1.90%                                           6,433,690         1,190,392           376,319            58,573                --
1.95%                                           1,640,765           909,473                --           158,333                --
2.00%                                             198,914            38,097            73,014               113                --
2.05%                                             488,707           279,376            39,104            16,231                --
2.10%                                             947,314            66,131            83,756            33,676                --
2.15%                                             419,023            78,640             5,432            44,842                --
2.20%                                               7,438                57               116               112                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $  34,411,977     $  30,230,940     $  16,290,128     $     698,455     $  12,183,042
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 377

                                          FTVIPT FRANK         FTVIPT             FTVIPT            FTVIPT             FTVIPT
                                           SM MID CAP       MUTUAL SHARES      TEMP DEV MKTS       TEMP FOR          TEMP GLOBAL
PRICE LEVEL                                 GRO, CL 2         SEC, CL 2          SEC, CL 2         SEC, CL 2          INC, CL 2
                                         ------------------------------------ ------------------------------------ ---------------
1.00%                                    $     759,397     $   5,443,524      $      19,285     $   1,273,316      $          --
1.10%                                        4,655,052        23,790,558            642,654         6,390,511                 --
1.15%                                          513,463         1,053,550                 --           148,531          2,442,852
1.20%                                        1,766,463         5,644,140                 --         1,065,240                 --
1.25%                                               --         3,686,867(1)              --           506,115(3)              --
1.25%                                        5,208,096         8,512,157(2)         240,336         3,031,576(4)              --
1.30%                                          397,208         6,911,620                 --           915,593          1,687,600
1.35%                                        4,636,992        23,224,635            756,088         6,117,360          3,345,050
1.40%                                               --                --                 --                --                 --
1.40%                                        1,142,663        18,175,796                 --         2,147,886          1,433,001
1.45%                                        2,234,514         5,562,913                 --           957,308          1,386,361
1.50%                                        1,657,952        14,455,396                 --           885,597          2,864,230
1.55%                                          402,093         6,328,673                 --           986,009          1,196,293
1.60%                                          149,746         3,927,082                 --         1,227,569            964,227
1.65%                                          587,081         8,326,105                 --           813,094          1,860,778
1.70%                                          923,718         4,268,988                 --           499,635          8,548,488
1.75%                                          153,917         1,468,856                 --           186,942          3,251,317
1.80%                                               72                83                 --                79            807,921
1.85%                                           10,446           789,719                 --           259,084            911,084
1.90%                                          127,135           441,769                 --                --          8,531,597
1.95%                                            6,339           403,655                 --                --          2,842,294
2.00%                                               85                60                 --                --            268,869
2.05%                                               85            17,337                 --                --            701,442
2.10%                                               85            36,104                 --                --          1,275,699
2.15%                                           48,163            98,722                 --                --            821,230
2.20%                                               85                60                 --                --             42,376
-----------------------------------------------------------------------------------------------------------------------------------
Total                                    $  25,380,850     $ 142,568,369      $   1,658,363     $  27,411,445      $  45,182,709
-----------------------------------------------------------------------------------------------------------------------------------

378 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                FTVIPT
                                               TEMP GRO           GS VIT            GS VIT            GS VIT            GS VIT
PRICE LEVEL                                    SEC, CL 2          CAP GRO       STRUCTD U.S. EQ       INTL EQ         MID CAP VAL
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          --     $          --     $          --     $          --     $          --
1.10%                                                  --                --                --                --                --
1.15%                                             142,888                --                --                --         2,562,321
1.20%                                                  --                --         1,406,343                --         2,551,146
1.25%                                                  --                --                --                --                --
1.25%                                                  --                --         2,519,053                --         3,526,663
1.30%                                             472,745                --                --                --         1,936,840
1.35%                                             254,213                --                --                --         3,527,852
1.40%                                                  --                --                --                --                --
1.40%                                                  --           374,403         1,608,607           214,224         2,825,091
1.45%                                              27,707                --         1,456,724                --         5,244,526
1.50%                                             304,493            65,498         1,665,231            54,093         5,383,008
1.55%                                              19,717                --                --                --         1,146,395
1.60%                                                  --           773,962           828,959           547,122         1,733,304
1.65%                                             184,057                --           156,685                --         2,372,622
1.70%                                             271,362                --           875,110                --        10,422,575
1.75%                                             284,600                --                --                --         3,567,300
1.80%                                                 121                --                85                --           771,680
1.85%                                              10,813                --                --                --           760,746
1.90%                                              68,362                --                --                --         9,030,421
1.95%                                             569,788                --                --                --         3,387,275
2.00%                                                 120                --                --                --           232,993
2.05%                                              49,592                --                --                --           730,259
2.10%                                               8,623                --                --                --         1,216,734
2.15%                                              37,193                --                --                --           921,706
2.20%                                                 120                --                --                --            36,825
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $   2,706,514     $   1,213,863     $  10,516,797     $     815,439     $  63,888,282
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 379

                                                                JANUS ASPEN       JANUS ASPEN       JANUS ASPEN       JANUS ASPEN
                                              JANUS ASPEN       GLOBAL TECH,       INTL GRO,        LG CAP GRO,       MID CAP GRO,
PRICE LEVEL                                    BAL, INST           SERV              SERV              SERV              SERV
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          --     $          --     $          --     $          --     $          --
1.10%                                                  --                --                --                --                --
1.15%                                                  --            34,094                --            94,883           186,039
1.20%                                                  --                --                --                --                --
1.25%                                                  --                --                --                --                --
1.25%                                                  --            44,473                --           327,800           143,580
1.30%                                                  --                --                --                --                --
1.35%                                                  --                --                --                --                --
1.40%                                                  --                --                --                --                --
1.40%                                           9,365,914           325,271           923,884         1,060,683           666,972
1.45%                                                  --                --                --                --                --
1.50%                                                  --            48,134           346,656           681,079           155,784
1.55%                                                  --                --                --                --                --
1.60%                                                  --           366,468         2,311,523         2,131,155         1,083,750
1.65%                                                  --                --                --                --                --
1.70%                                                  --                --                --                --                --
1.75%                                                  --                --                --                --                --
1.80%                                                  --                --                --                --                --
1.85%                                                  --                --                --                --                --
1.90%                                                  --                --                --                --                --
1.95%                                                  --                --                --                --                --
2.00%                                                  --                --                --                --                --
2.05%                                                  --                --                --                --                --
2.10%                                                  --                --                --                --                --
2.15%                                                  --                --                --                --                --
2.20%                                                  --                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $   9,365,914     $     818,440     $   3,582,063     $   4,295,600     $   2,236,125
-----------------------------------------------------------------------------------------------------------------------------------

380 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                              JANUS ASPEN           JPM                                                   COL
                                              WORLD GRO,        U.S. LG CAP         LAZARD            LAZARD          ASSET ALLOC
PRICE LEVEL                                      INST             CORE EQ          RETIRE EQ      RETIRE INTL EQ       VS, CL A
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          --     $          --     $          --     $          --     $          --
1.10%                                                  --                --                --                --                --
1.15%                                                  --                --                --                --           185,167
1.20%                                                  --                --                --                --                --
1.25%                                                  --                --                --                --                --
1.25%                                                  --                --                --                --           652,675
1.30%                                                  --                --                --                --                --
1.35%                                                  --                --                --                --                --
1.40%                                                  --                --                --                --                --
1.40%                                           3,462,494           742,790           106,745           155,179                --
1.45%                                                  --                --                --                --                --
1.50%                                                  --           169,963            58,458            30,596                --
1.55%                                                  --                --                --                --                --
1.60%                                                  --           830,898           295,561           427,101                --
1.65%                                                  --                --                --                --                --
1.70%                                                  --                --                --                --                --
1.75%                                                  --                --                --                --                --
1.80%                                                  --                --                --                --                --
1.85%                                                  --                --                --                --                --
1.90%                                                  --                --                --                --                --
1.95%                                                  --                --                --                --                --
2.00%                                                  --                --                --                --                --
2.05%                                                  --                --                --                --                --
2.10%                                                  --                --                --                --                --
2.15%                                                  --                --                --                --                --
2.20%                                                  --                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $   3,462,494     $   1,743,651     $     460,764     $     612,876     $     837,842
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 381

                                                  COL               COL               MFS               MFS               MFS
                                              FEDERAL SEC        SM CO GRO      INV GRO STOCK,      INV TRUST,        INV TRUST,
PRICE LEVEL                                    VS, CL A          VS, CL A           SERV CL           INIT CL           SERV CL
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          --     $          --     $     340,898     $          --     $          --
1.10%                                                  --                --         1,888,147                --                --
1.15%                                             309,109            70,074            20,637             1,583           146,674
1.20%                                                  --                --            72,040           931,412                --
1.25%                                                  --                --                --                --                --
1.25%                                           1,509,405           181,173           544,466         1,399,869           449,142
1.30%                                                  --                --            72,118                --                --
1.35%                                                  --                --         1,609,458                --                --
1.40%                                                  --                --                --                --                --
1.40%                                                  --                --           197,195           605,046           203,721
1.45%                                                  --                --            52,074         1,308,475                --
1.50%                                                  --                --            53,597         1,659,290            52,927
1.55%                                                  --                --           276,612                --                --
1.60%                                                  --                --                56                72             8,931
1.65%                                                  --                --            47,052            44,347                --
1.70%                                                  --                --            12,451           408,314            74,513
1.75%                                                  --                --            21,086                --                --
1.80%                                                  --                --             7,226                72                72
1.85%                                                  --                --             3,213                --                --
1.90%                                                  --                --            36,835                --                --
1.95%                                                  --                --            11,268                --                --
2.00%                                                  --                --                55                --                --
2.05%                                                  --                --            14,231                --                --
2.10%                                                  --                --            12,029                --                --
2.15%                                                  --                --                55                --                --
2.20%                                                  --                --                55                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $   1,818,514     $     251,247     $   5,292,854     $   6,358,480     $     935,980
-----------------------------------------------------------------------------------------------------------------------------------

382 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                  MFS               MFS               MFS               MFS               MFS
                                                NEW DIS,          NEW DIS,         RESEARCH,       TOTAL RETURN,     TOTAL RETURN,
PRICE LEVEL                                     INIT CL           SERV CL           INIT CL           INIT CL           SERV CL
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          --     $     437,665     $          --     $          --     $   4,232,214
1.10%                                                  --         1,519,713                --                --        19,812,427
1.15%                                              34,307            34,083                --            70,765           816,533
1.20%                                                  --           134,404                --                --         2,346,443
1.25%                                                  --                --                --                --                --
1.25%                                              41,155           658,719                --           136,019         7,213,381
1.30%                                                  --            66,522                --                --         3,577,707
1.35%                                                  --         1,215,699                --                --        24,187,320
1.40%                                                  --                --                --                --                --
1.40%                                           1,279,316           212,479         1,053,453                --         3,880,766
1.45%                                                  --           116,175                --                --         2,224,981
1.50%                                             133,998            38,475           195,864                --         2,127,246
1.55%                                                  --           114,659                --                --         4,250,680
1.60%                                           1,637,790            14,168         1,763,514                --         1,671,740
1.65%                                                  --           165,627                --                --         4,074,537
1.70%                                                  --           160,024                --                --         1,313,243
1.75%                                                  --            45,539                --                --           918,256
1.80%                                                  --                68                --                --            51,570
1.85%                                                  --            31,067                --                --           557,100
1.90%                                                  --            12,107                --                --            75,217
1.95%                                                  --             5,909                --                --           155,124
2.00%                                                  --                55                --                --                83
2.05%                                                  --            32,937                --                --            21,869
2.10%                                                  --                55                --                --            35,470
2.15%                                                  --                55                --                --                83
2.20%                                                  --                55                --                --                83
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $   3,126,566     $   5,016,259     $   3,012,831     $     206,784     $  83,544,073
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 383

                                                  MFS               MFS
                                              UTILITIES,        UTILITIES,           OPCAP             OPCAP             OPCAP
PRICE LEVEL                                     INIT CL           SERV CL             EQ              MANAGED           SM CAP
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          --     $     170,231     $          --     $          --     $          --
1.10%                                                  --           841,624                --                --                --
1.15%                                              47,401           190,402                --                --                --
1.20%                                           1,299,266            70,712                --                --                --
1.25%                                                  --                --                --                --                --
1.25%                                           1,735,057           272,088                --                --                --
1.30%                                                  --           126,318                --                --                --
1.35%                                                  --           371,204                --                --                --
1.40%                                                  --                --                --                --                --
1.40%                                           2,504,355           265,479         1,284,889         4,567,546         2,546,215
1.45%                                           2,024,589           108,900                --                --                --
1.50%                                           2,172,036           130,070                --                --                --
1.55%                                                  --           371,587                --                --                --
1.60%                                           1,825,405           104,095                --                --                --
1.65%                                             273,138           241,670                --                --                --
1.70%                                             723,545           118,872                --                --                --
1.75%                                                  --            46,939                --                --                --
1.80%                                                  91                90                --                --                --
1.85%                                                  --           177,497                --                --                --
1.90%                                                  --             1,619                --                --                --
1.95%                                                  --               108                --                --                --
2.00%                                                  --               108                --                --                --
2.05%                                                  --            68,258                --                --                --
2.10%                                                  --               108                --                --                --
2.15%                                                  --               108                --                --                --
2.20%                                                  --               108                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $  12,604,883     $   3,678,195     $   1,284,889     $   4,567,546     $   2,546,215
-----------------------------------------------------------------------------------------------------------------------------------

384 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                                   OPPEN             OPPEN             OPPEN             OPPEN
                                                 OPPEN         CAP APPR VA,       GLOBAL SEC      GLOBAL SEC VA,        HI INC
PRICE LEVEL                                   CAP APPR VA          SERV               VA               SERV               VA
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          --     $     444,044     $          --     $     563,710     $          --
1.10%                                                  --         2,598,591                --         1,561,603                --
1.15%                                                  --         2,228,526                --            23,153                --
1.20%                                                  --           331,275                --           836,699                --
1.25%                                                  --                --                --                --                --
1.25%                                                  --           555,189                --         2,745,252                --
1.30%                                                  --         2,791,891                --           450,931                --
1.35%                                                  --         5,083,981                --         1,466,977                --
1.40%                                                  --                --                --                --                --
1.40%                                           4,464,746           406,504           308,198         1,194,677         2,482,428
1.45%                                                  --         2,798,561                --         1,293,173                --
1.50%                                                  --         2,915,203                --         1,741,386                --
1.55%                                                  --         2,367,491                --           455,518                --
1.60%                                                  --           439,277                --           286,673                --
1.65%                                                  --         2,021,744                --           650,847                --
1.70%                                                  --         8,968,559                --           964,178                --
1.75%                                                  --         4,412,011                --            99,992                --
1.80%                                                  --           274,584                --            91,764                --
1.85%                                                  --           399,762                --            28,879                --
1.90%                                                  --         9,264,454                --           227,854                --
1.95%                                                  --         4,509,294                --               131                --
2.00%                                                  --           162,152                --            11,686                --
2.05%                                                  --           628,636                --             1,002                --
2.10%                                                  --         1,220,390                --            18,372                --
2.15%                                                  --         1,195,520                --               130                --
2.20%                                                  --            52,048                --               130                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $   4,464,746     $  56,069,687     $     308,198     $  14,714,717     $   2,482,428
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 385

                                                 OPPEN             OPPEN         OPPEN MAIN ST         OPPEN             OPPEN
                                              HI INC VA,          MAIN ST         SM CAP VA,      STRATEGIC BOND    STRATEGIC BOND
PRICE LEVEL                                      SERV               VA               SERV               VA             VA, SERV
                                            ---------------------------------------------------------------------------------------
1.00%                                       $     508,439     $          --     $     319,572     $          --     $   2,075,873
1.10%                                           1,385,242                --         1,854,266                --         4,947,474
1.15%                                                  --                --            23,124                --         3,123,004
1.20%                                             283,451                --           790,258                --         1,191,351
1.25%                                                  --                --                --                --                --
1.25%                                             283,053                --           545,544                --         2,443,490
1.30%                                             270,259                --           622,184                --         4,492,899
1.35%                                             892,256                --         1,442,335                --         7,704,351
1.40%                                                  --                --                --                --                --
1.40%                                             632,153           446,592           611,242           400,097         5,971,826
1.45%                                             306,029                --           531,641                --         4,368,411
1.50%                                              43,559                --           355,739                --         4,692,859
1.55%                                             523,385                --           737,255                --         4,784,539
1.60%                                               4,685                --           175,006                --         2,024,248
1.65%                                             267,693                --           298,453                --         6,631,162
1.70%                                                  --                --           286,281                --        12,014,987
1.75%                                              86,954                --           542,420                --         6,993,680
1.80%                                                  --                --            31,520                --         1,248,185
1.85%                                              61,430                --            72,207                --         1,963,289
1.90%                                                  --                --            74,499                --        12,032,122
1.95%                                                  --                --            14,089                --         5,816,700
2.00%                                                  --                --             2,364                --           472,069
2.05%                                                  --                --             2,633                --           903,202
2.10%                                                  --                --                64                --         2,041,994
2.15%                                                  --                --                64                --         1,681,657
2.20%                                                  --                --                64                --            72,656
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $   5,548,588     $     446,592     $   9,332,824     $     400,097     $  99,692,028
-----------------------------------------------------------------------------------------------------------------------------------

386 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                PUT VT            PUT VT            PUT VT            PUT VT            PUT VT
                                               DIV INC,          DIV INC,         GLOBAL EQ,        GRO & INC,        GRO & INC,
PRICE LEVEL                                      CL IA             CL IB             CL IA             CL IA             CL IB
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          --     $          --     $          --     $          --     $     439,564
1.10%                                                  --                --                --                --         2,715,876
1.15%                                                  --                --                --                --           334,988
1.20%                                                  --                --                --                --            46,034
1.25%                                                  --                --                --                --                --
1.25%                                                  --                --                --                --         1,773,743
1.30%                                                  --                --                --                --           104,098
1.35%                                                  --                --                --                --         1,874,942
1.40%                                                  --                --                --                --                --
1.40%                                           3,778,422         2,696,396         1,359,093         8,139,094         5,542,815
1.45%                                                  --                --                --                --            44,801
1.50%                                                  --                --                --                --            96,245
1.55%                                                  --                --                --                --           154,968
1.60%                                                  --                --                --                --            39,755
1.65%                                                  --                --                --                --            61,504
1.70%                                                  --                --                --                --            65,521
1.75%                                                  --                --                --                --            20,572
1.80%                                                  --                --                --                --               105
1.85%                                                  --                --                --                --             2,487
1.90%                                                  --                --                --                --                --
1.95%                                                  --                --                --                --                --
2.00%                                                  --                --                --                --                --
2.05%                                                  --                --                --                --                --
2.10%                                                  --                --                --                --                --
2.15%                                                  --                --                --                --                --
2.20%                                                  --                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $   3,778,422     $   2,696,396     $   1,359,093     $   8,139,094     $  13,318,018
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 387

                                                PUT VT             PUT VT            PUT VT            PUT VT            PUT VT
                                           HEALTH SCIENCES,       HI YIELD,         HI YIELD,           INC,            INTL EQ,
PRICE LEVEL                                     CL IB              CL IA             CL IB             CL IB             CL IB
                                           ----------------------------------------------------------------------------------------
1.00%                                      $       37,807     $          --     $          --     $          --     $     453,222
1.10%                                             541,364                --                --                --         2,600,866
1.15%                                                  57                --                --            19,372           145,284
1.20%                                             153,238                --                --                --         3,529,996
1.25%                                                  --                --                --                --                --
1.25%                                             246,934                --                --            36,270         5,260,206
1.30%                                             115,639                --                --                --           544,656
1.35%                                             175,731                --                --                --         2,563,931
1.40%                                                  --                --                --                --                --
1.40%                                             192,127         1,528,894         1,279,897            50,082         2,650,213
1.45%                                             297,986                --                --                --         3,743,752
1.50%                                             276,653                --                --            26,931         2,293,314
1.55%                                             174,241                --                --                --           836,648
1.60%                                              75,114                --                --             2,684           110,720
1.65%                                             177,060                --                --                --           773,387
1.70%                                             199,452                --                --           122,199         1,292,454
1.75%                                               4,151                --                --                --           134,844
1.80%                                               7,218                --                --                61            18,767
1.85%                                             218,154                --                --                --            85,650
1.90%                                             124,325                --                --                --                64
1.95%                                                  57                --                --                --            11,691
2.00%                                              16,610                --                --                --                64
2.05%                                               8,884                --                --                --             2,593
2.10%                                                  57                --                --                --                64
2.15%                                                  57                --                --                --                64
2.20%                                                  57                --                --                --                64
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $   3,042,973     $   1,528,894     $   1,279,897     $     257,599     $  27,052,514
-----------------------------------------------------------------------------------------------------------------------------------

388 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                PUT VT            PUT VT            PUT VT            PUT VT            PUT VT
                                            INTL GRO & INC,    INTL NEW OPP,       NEW OPP,          RESEARCH,        SM CAP VAL,
PRICE LEVEL                                      CL IB             CL IB             CL IA             CL IB             CL IB
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          --     $     198,310     $          --     $       3,112     $          --
1.10%                                                  --           642,027                --           162,186                --
1.15%                                                  --                --                --                --               131
1.20%                                                  --                --                --            47,819                --
1.25%                                                  --                --                --                --                --
1.25%                                                  --           171,252                --                68                --
1.30%                                                  --                --                --                68            31,751
1.35%                                                  --           878,119                --           169,022            12,975
1.40%                                                  --                --                --                --                --
1.40%                                              10,374           437,198         4,419,681             4,489            34,394
1.45%                                                  --                --                --             5,381             5,373
1.50%                                                  --                --                --                67            70,214
1.55%                                                  --                --                --             9,846            16,915
1.60%                                                  --                --                --                68               130
1.65%                                                  --                --                --                68             2,002
1.70%                                                  --                --                --                --           110,588
1.75%                                                  --                --                --                67               129
1.80%                                                  --                --                --                --               129
1.85%                                                  --                --                --                68             7,956
1.90%                                                  --                --                --                --            94,332
1.95%                                                  --                --                --                --               129
2.00%                                                  --                --                --                --               129
2.05%                                                  --                --                --                --               129
2.10%                                                  --                --                --                --             1,300
2.15%                                                  --                --                --                --               129
2.20%                                                  --                --                --                --               128
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $      10,374     $   2,326,906     $   4,419,681     $     402,329     $     388,963
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 389

                                                PUT VT            PUT VT            PUT VT
                                                VISTA,           VOYAGER,          VOYAGER,           RVS VP            RVS VP
PRICE LEVEL                                     CL IB             CL IA             CL IB              BAL            CASH MGMT
                                           ----------------------------------------------------------------------------------------
1.00%                                      $     199,814      $          --     $          --     $      72,132     $     741,789
1.10%                                          1,380,899                 --                --           601,188         2,661,010
1.15%                                            211,421                 --                --           126,802           221,374
1.20%                                          1,748,878                 --                --                --            57,096
1.25%                                            431,961(5)              --                --                --                --
1.25%                                          2,348,247(6)              --                --           218,416         1,237,435
1.30%                                             43,041                 --                --                --           723,228
1.35%                                          1,437,393                 --                --           353,763         2,291,227
1.40%                                                 --                 --                --                --                --
1.40%                                            907,731            819,802         3,442,521         6,394,121         8,334,041
1.45%                                          2,052,025                 --                --                --           106,351
1.50%                                          1,799,733                 --                --           970,116         2,418,825
1.55%                                             25,239                 --                --                --           563,120
1.60%                                                 80                 --                --         1,345,066         5,229,011
1.65%                                            272,682                 --                --                --           757,826
1.70%                                            568,543                 --                --            61,078         1,117,191
1.75%                                                 76                 --                --                --           853,053
1.80%                                                 79                 --                --                67            46,910
1.85%                                              2,701                 --                --                --            69,204
1.90%                                                 64                 --                --                --           838,526
1.95%                                                 64                 --                --                --           271,692
2.00%                                                 64                 --                --                --            11,878
2.05%                                                 64                 --                --                --            61,672
2.10%                                                 64                 --                --                --           235,923
2.15%                                                 64                 --                --                --            60,992
2.20%                                                 63                 --                --                --             4,694
-----------------------------------------------------------------------------------------------------------------------------------
Total                                      $  13,430,990      $     819,802     $   3,442,521     $  10,142,749     $  28,914,068
-----------------------------------------------------------------------------------------------------------------------------------

390 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                RVS VP            RVS VP             RVS VP            RVS VP            RVS VP
PRICE LEVEL                                    DIV BOND         DIV EQ INC          EMER MKTS            GRO          HI YIELD BOND
                                           ----------------------------------------------------------------------------------------
1.00%                                      $   1,275,710     $     469,967      $          --     $      27,023     $          --
1.10%                                          3,693,114         2,458,397                 --            53,557                --
1.15%                                            150,362         4,380,745          2,418,865                57           834,448
1.20%                                          1,055,166         1,764,594                 --            17,276           394,211
1.25%                                                 --                --                 --                --                --
1.25%                                          1,303,990         1,888,147             93,151                58         1,305,840
1.30%                                          1,077,663         4,396,996          1,662,846            16,729           433,765
1.35%                                          3,083,613         5,723,547          3,057,493            23,685           576,855
1.40%                                                 --           777,727(7)              --                --                --
1.40%                                         13,542,446         4,256,700(8)       1,596,452           206,900         4,018,028
1.45%                                          1,361,790         5,672,466          1,818,672                58         1,124,820
1.50%                                          5,565,127         4,645,482          2,510,268            54,180         1,246,485
1.55%                                          1,182,828         1,807,499          1,030,274            38,760           178,619
1.60%                                          1,381,507         3,352,984          1,358,075           364,921         2,715,567
1.65%                                          1,484,166         3,737,509          1,916,590                58         1,752,167
1.70%                                          1,155,080        15,137,070          7,950,589                57         4,734,932
1.75%                                            279,386         5,839,039          3,243,293                58         1,414,325
1.80%                                              1,041           882,707            662,798                57           643,969
1.85%                                            173,150           951,148            718,880                58         1,060,695
1.90%                                            245,185        10,930,402          7,628,531            43,139         3,476,274
1.95%                                             69,714         5,357,425          3,002,543                57         1,159,603
2.00%                                              1,545           278,054            218,385                57           305,780
2.05%                                              5,350         1,023,925            636,153                57           401,713
2.10%                                             31,952         1,466,711          1,078,529                57           750,692
2.15%                                              1,542         1,577,046            826,586                57           371,506
2.20%                                              1,540           106,195             36,880                57            33,037
-----------------------------------------------------------------------------------------------------------------------------------
Total                                      $  38,122,967     $  88,882,482      $  43,465,853     $     846,973     $  28,933,331
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 391

                                                RVS VP            RVS VP            RVS VP            RVS VP            RVS VP
PRICE LEVEL                                     INC OPP          INTL OPP          LG CAP EQ        LG CAP VAL        MID CAP GRO
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          --     $          --     $          --     $          --     $         801
1.10%                                                  --                --                --                --            64,163
1.15%                                               1,513                66         3,477,861             5,107           279,781
1.20%                                                  --                --           527,106                --                72
1.25%                                                  --                --                --                --                --
1.25%                                                  --                --           802,234                --             1,500
1.30%                                               1,117           432,828         2,709,406            11,261           235,068
1.35%                                               1,116                65         6,571,105            16,914           588,552
1.40%                                                  --                --                --                --                --
1.40%                                                  --         1,922,470         7,517,965                --           541,259
1.45%                                               1,114                65         2,837,093             5,055            34,013
1.50%                                               1,113                65         6,656,163            20,755           460,102
1.55%                                              10,866                65         2,487,511            18,556           251,325
1.60%                                                  --                --         2,783,198                --           386,812
1.65%                                               2,629                65         3,286,749                57           168,132
1.70%                                               9,670            20,279        12,345,210             3,528         1,044,401
1.75%                                               1,109                65         5,397,090                57           111,515
1.80%                                               1,108                65         1,147,190                56           198,867
1.85%                                               1,107                65         1,432,023                56           234,390
1.90%                                               9,572             1,587        15,385,261            26,553         1,252,716
1.95%                                              28,429                65         5,002,547                56                59
2.00%                                               1,104                65           448,360                56            65,030
2.05%                                               1,104                65           994,009             8,729           114,305
2.10%                                               1,103                65         2,360,590                55           165,216
2.15%                                               1,102                64         1,348,128                55             2,216
2.20%                                               1,101                64            22,888                55             1,650
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $      75,977     $   2,378,138     $  85,539,687     $     116,961     $   6,201,945
-----------------------------------------------------------------------------------------------------------------------------------

392 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                           RVS VP            RVS VP              RVS VP            RVS VP             RVS VP
PRICE LEVEL                                NEW DIM           S&P 500           SELECT VAL      SHORT DURATION       SM CAP ADV
                                      ---------------------------------------------------------------------------------------------
1.00%                                 $       359,796   $       701,816     $            --   $     1,026,177    $        32,446
1.10%                                       2,327,993         4,582,068                  --         5,322,303            487,444
1.15%                                         215,770           338,447                  56           343,739             29,104
1.20%                                       1,573,840           298,447                  --         1,404,200            257,799
1.25%                                              --           501,383(9)               --         1,937,103(1)              --
1.25%                                       2,755,278         3,312,358(10)              --         1,943,593(2)         602,798
1.30%                                         573,263         2,082,069                  56         1,875,323                 --
1.35%                                       2,189,547         4,918,224                  55         6,526,971            372,998
1.40%                                              --                --                  --           543,971(7)         110,968(7)
1.40%                                       4,570,491           348,818                  56         2,722,256(8)         384,234(8)
1.45%                                       1,599,291           296,256                  55         2,303,834            970,991
1.50%                                       1,265,349            12,314                  55         3,760,848            855,922
1.55%                                         626,539         1,008,968               8,313         1,528,304                 --
1.60%                                       1,169,882           270,596                  56           703,585            680,362
1.65%                                         408,827           123,657                  55         1,658,935             53,962
1.70%                                         764,671           252,388               8,920         3,486,232            520,015
1.75%                                         127,961           821,888                  55           784,251                 --
1.80%                                              64             7,548                  55           197,369                 76
1.85%                                          82,960            68,515                  55           483,290                 --
1.90%                                             103           146,753                  55         1,767,923                 --
1.95%                                             103             5,997                  56           419,271                 --
2.00%                                             103             9,070                  56            57,149                 --
2.05%                                             103            14,423                  56           312,700                 --
2.10%                                             103             8,296                  56           385,823                 --
2.15%                                             103                57                  56            97,265                 --
2.20%                                             103                57                  56             6,767                 --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                 $    20,612,243   $    20,130,413     $        18,233   $    41,599,182    $     5,359,119
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 393

                                                 RVS VP            RVS VP             ROYCE            ROYCE            STI CVT
PRICE LEVEL                                    SM CAP VAL       STRATEGY AGGR       MICRO-CAP          SM-CAP           CAP APPR
                                            ---------------------------------------------------------------------------------------
1.00%                                       $     103,792     $          --     $          --     $          --     $       5,888
1.10%                                             712,337                --                --                --            13,664
1.15%                                           2,890,265                --                --                --           950,143
1.20%                                             247,158                --                --                --                63
1.25%                                                  --                --                --                --                --
1.25%                                             395,006                --                --                --            21,408
1.30%                                           2,358,611                --                --                --           714,704
1.35%                                           4,806,507                --                --                --         1,174,913
1.40%                                                  --                --                --                --                --
1.40%                                           3,079,979         3,613,798         1,196,713         1,477,666            28,897
1.45%                                           3,317,738                --                --                --             1,117
1.50%                                           3,211,375                --           875,827           464,388           994,464
1.55%                                           1,630,487                --                --                --           429,005
1.60%                                           2,394,616                --         2,421,745         1,798,233             5,271
1.65%                                           3,276,703                --                --                --           128,293
1.70%                                          11,964,821                --                --                --           305,431
1.75%                                           5,320,406                --                --                --            29,066
1.80%                                           1,181,544                --                --                --                --
1.85%                                           1,229,657                --                --                --            32,161
1.90%                                          12,690,200                --                --                --             8,725
1.95%                                           4,946,382                --                --                --                --
2.00%                                             363,306                --                --                --                --
2.05%                                             972,369                --                --                --                --
2.10%                                           1,827,437                --                --                --                --
2.15%                                           1,331,752                --                --                --                --
2.20%                                              50,736                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $  70,303,184     $   3,613,798     $   4,494,285     $   3,740,287     $   4,843,213
-----------------------------------------------------------------------------------------------------------------------------------

394 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                                                    STI CVT           STI CVT
                                                STI CVT           STI CVT           LG CAP             LG CAP           STI CVT
PRICE LEVEL                                     INTL EQ       INVEST GR BOND      RELATIVE VAL        VAL EQ          MID-CAP EQ
                                            ---------------------------------------------------------------------------------------
1.00%                                       $       6,544     $      12,504     $      62,053     $      15,509     $      15,509
1.10%                                              14,300            26,818            48,622             7,439             4,882
1.15%                                                  67             1,048                61                58            27,003
1.20%                                                 549             1,060             3,469             5,630               552
1.25%                                                  --                --                --                --                --
1.25%                                              29,431             6,575            11,102            14,763            29,285
1.30%                                              55,705           100,618           114,306           121,965            27,529
1.35%                                              10,564             6,568            30,724           135,038            35,511
1.40%                                                  --                --                --                --                --
1.40%                                               3,289            54,048            19,437            14,543            22,594
1.45%                                                  81             1,056            87,936             6,603                79
1.50%                                                  81            25,671           118,611            11,805                78
1.55%                                                  65            84,168           120,657           222,121            30,720
1.60%                                                  65            83,702            37,591            42,088                64
1.65%                                              21,983           111,864            18,457            13,350            17,676
1.70%                                                  66             1,038                61                58                67
1.75%                                                  80            12,429             7,483            24,020                78
1.80%                                                  --                --                --                --                --
1.85%                                                  65            15,206                59            31,649             2,822
1.90%                                                  66             1,035                60                57                67
1.95%                                                  --                --                --                --                --
2.00%                                                  --                --                --                --                --
2.05%                                                  --                --                --                --                --
2.10%                                                  --                --                --                --                --
2.15%                                                  --                --                --                --                --
2.20%                                                  --                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $     143,001     $     545,408     $     680,689     $     666,696     $     214,516
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 395

                                                STI CVT                            VANK LIT          VANK LIT          VANK UIF
                                                SM CAP                             COMSTOCK,        GRO & INC,      U.S. REAL EST,
PRICE LEVEL                                     VAL EQ         THIRD AVE VAL         CL II             CL II             CL I
                                            ---------------------------------------------------------------------------------------
1.00%                                       $      28,384     $          --     $     219,748     $     485,215     $      92,200
1.10%                                              21,574                --         2,816,224         1,547,683           541,943
1.15%                                             740,679                --         8,448,611                --                --
1.20%                                              12,636                --           870,008           490,787           112,516
1.25%                                                  --                --                --                --                --
1.25%                                              28,569                --           428,429            89,205             5,365
1.30%                                             533,145                --         6,986,580           235,131           237,171
1.35%                                             881,368                --        13,296,878           667,202           239,172
1.40%                                                  --                --                --                --                --
1.40%                                              25,938         1,376,718         5,806,371           646,900           274,967
1.45%                                              14,105                --         6,563,552           247,638           208,331
1.50%                                             970,227           895,200         9,831,152           310,525            71,607
1.55%                                             337,964                --         4,549,426           308,221           102,507
1.60%                                               7,241         3,695,397         4,107,723             4,393            68,698
1.65%                                              62,338                --         6,867,079           295,151           209,040
1.70%                                             332,502                --        28,132,562           364,312            96,398
1.75%                                              34,625                --        11,417,601            28,840            10,428
1.80%                                                  --                --         1,994,702            12,395                94
1.85%                                              18,611                --         2,216,864            46,921                82
1.90%                                               5,856                --        27,207,217                --                --
1.95%                                                  --                --        10,990,481                --                --
2.00%                                                  --                --           677,651                --                --
2.05%                                                  --                --         2,155,654                --                --
2.10%                                                  --                --         3,674,332                --                --
2.15%                                                  --                --         2,941,654                --                --
2.20%                                                  --                --           136,055                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $   4,055,762     $   5,967,315     $ 162,336,554     $   5,780,519     $   2,270,519
-----------------------------------------------------------------------------------------------------------------------------------

396 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                              VANK UIF                                                                WF ADV VT
                                           U.S. REAL EST,        WANGER            WANGER           WF ADV VT        C&B LG CAP
PRICE LEVEL                                     CL II          INTL SM CAP       U.S. SM CO        ASSET ALLOC           VAL
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          --     $          --     $          --     $          --     $          --
1.10%                                                  --                --                --                --                --
1.15%                                             245,982         1,625,119         1,840,609             4,282                57
1.20%                                                  --                --                --         4,554,518           617,119
1.25%                                                  --                --                --                --                --
1.25%                                                  --                --                --         6,888,340         1,086,282
1.30%                                             231,683         1,164,738         1,272,837                57                56
1.35%                                             355,093         2,254,730         2,424,929                57                56
1.40%                                                  --                --                --                --                --
1.40%                                                  --           776,089         1,990,034         1,813,229           153,338
1.45%                                             119,263         2,469,345         1,539,846         7,090,704           752,742
1.50%                                             404,336         2,199,722         2,091,224         7,507,020         1,124,905
1.55%                                             161,501           595,337           770,057                57                56
1.60%                                                  --           719,916         2,440,928           163,936               100
1.65%                                             130,844         1,622,037         1,726,669         1,019,107           283,876
1.70%                                             699,014         6,005,754         6,727,882         2,734,479           479,032
1.75%                                             363,317         4,288,437         2,835,306                57                56
1.80%                                              59,168           193,987           620,946                52                99
1.85%                                              27,296           183,690           659,156            16,935                56
1.90%                                             973,486         5,605,488         6,583,228                57             5,467
1.95%                                             366,533         4,505,799         2,701,934                --                --
2.00%                                               7,566           131,837           197,859                56             6,739
2.05%                                              89,371           320,990           530,395                56                56
2.10%                                              94,027           924,913           964,328            53,254                56
2.15%                                             128,623         1,207,719           755,179                56                56
2.20%                                               4,932            45,727            35,625                56                56
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $   4,462,035     $  36,841,374     $  38,708,971     $  31,846,365     $   4,510,260
-----------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 397

                                               WF ADV VT         WF ADV VT         WF ADV VT         WF ADV VT         WF ADV VT
PRICE LEVEL                                     EQ INC           INTL CORE        LG CO CORE         LG CO GRO         MONEY MKT
                                            ---------------------------------------------------------------------------------------
1.00%                                       $          --     $          --     $          --     $          --     $          --
1.10%                                                  --                --                --                --                --
1.15%                                             241,189                62                52           774,446             6,568
1.20%                                           1,896,798           267,417           395,367         4,811,260         1,337,243
1.25%                                                  --                --                --                --                --
1.25%                                           3,597,260           799,562           414,686         7,303,151         1,324,669
1.30%                                             125,391                61                52           370,362            19,683
1.35%                                              79,701                61                52           354,847             6,511
1.40%                                                  --                --                --                --                --
1.40%                                           2,592,175           171,935           190,799         5,274,187           788,015
1.45%                                           2,789,879           653,994           260,144         6,940,905         2,556,897
1.50%                                           3,812,926           584,629           668,557         6,775,724         2,659,782
1.55%                                              30,849                61                52            99,778             4,552
1.60%                                           2,050,525                60                64         3,203,549            47,315
1.65%                                             793,548            69,787            98,792         2,749,195           327,448
1.70%                                           2,626,488           348,954            87,501         6,832,080         1,024,243
1.75%                                             311,058                61                52           362,332             4,288
1.80%                                             668,887             6,539            15,755         1,028,023            30,388
1.85%                                             771,091            24,609            11,040         1,179,228            55,981
1.90%                                           1,769,474             1,067                52         3,620,188            55,199
1.95%                                                  --                --                --                --                --
2.00%                                             164,629                60                51           208,328             5,079
2.05%                                             237,116                60                51           495,702            63,838
2.10%                                             300,231                60                51           558,617           939,130
2.15%                                               3,332                60                51             9,559             2,986
2.20%                                                  56                60                51                54               995
-----------------------------------------------------------------------------------------------------------------------------------
Total                                       $  24,862,603     $   2,929,159     $   2,143,272     $  52,951,515     $  11,260,810
-----------------------------------------------------------------------------------------------------------------------------------

398 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                                                     WF ADV VT
                                                                  WF ADV VT        TOTAL RETURN
PRICE LEVEL                                                       SM CAP GRO           BOND
                                                                ---------------   ---------------
1.00%                                                           $          --     $          --
1.10%                                                                      --                --
1.15%                                                                      57           450,541
1.20%                                                                 806,744         1,270,057
1.25%                                                                      --                --
1.25%                                                               1,221,348         2,552,576
1.30%                                                                      57           315,043
1.35%                                                                      57           259,226
1.40%                                                                      --                --
1.40%                                                                 568,432         2,897,581
1.45%                                                               1,434,802         1,443,032
1.50%                                                               1,195,351         2,077,347
1.55%                                                                      57            82,770
1.60%                                                                      59         1,495,058
1.65%                                                                 153,824         1,826,575
1.70%                                                                 538,525         4,611,387
1.75%                                                                      57           342,485
1.80%                                                                   8,753           684,088
1.85%                                                                      57         1,500,453
1.90%                                                                     962         2,709,338
1.95%                                                                      --                --
2.00%                                                                      57           462,193
2.05%                                                                      57           450,535
2.10%                                                                      56           724,087
2.15%                                                                      56            27,677
2.20%                                                                      56             1,524
-------------------------------------------------------------------------------------------------
Total                                                           $   5,929,424   $    26,183,573
-------------------------------------------------------------------------------------------------

(1)  Applicable to Wells Builder product only.
(2)  Applicable to all products except Wells Builder.
(3)  Applicable to Galaxy and Pinnacle products only.
(4)  Applicable to all products except Galaxy and Pinnacle.
(5) Applicable to Innovations, Innovations Classic and New Solutions products only.
(6) Applicable to all products except Innovations, Innovations Classic and New Solutions.
(7)  Applicable to Signature product only.
(8)  Applicable to all products except Signature.
(9)  Applicable to Galaxy product only.
(10) Applicable to all products except Galaxy.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 399

9. FINANCIAL HIGHLIGHTS

The following is a summary for each period in the five year period ended
Dec. 31, 2005 of units, net assets and investment income ratios in addition to the accumulation unit values, total returns and expense ratios for variable annuity contracts with the highest and lowest expense. Some of these subaccounts only offer one price level.

                                                          AT DEC. 31
                                        ---------------------------------------------
                                         UNITS   ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                        ---------------------------------------------
AIM VI BASIC VAL, SER II
2005                                    37,535      $ 1.15  to  $ 1.10       $ 46,062
2004                                    27,186      $ 1.10  to  $ 1.07       $ 32,095
2003                                     9,589      $ 1.00  to  $ 1.35       $ 10,212
2002                                     1,552      $ 0.76  to  $ 0.95       $  1,199
2001                                        --          --          --             --

AIM VI CAP APPR, SER I
2005                                    23,769      $ 0.75  to  $ 1.47       $ 17,217
2004                                    28,316      $ 0.70  to  $ 1.38       $ 19,204
2003                                    30,258      $ 0.66  to  $ 1.32       $ 19,437
2002                                    30,650      $ 0.52  to  $ 0.42       $ 15,455
2001                                    37,541      $ 0.69  to  $ 0.57       $ 25,150

AIM VI CAP APPR, SER II
2005                                     1,302      $ 1.40  to  $ 1.13       $  1,564
2004                                     1,207      $ 1.30  to  $ 1.06       $  1,366
2003                                       617      $ 1.24  to  $ 1.30       $    678
2002                                        46      $ 0.97  to  $ 0.79       $     44
2001                                        --          --          --             --

AIM VI CAP DEV, SER I
2005                                     1,702      $ 1.57  to  $ 1.11       $  2,075
2004                                     2,146      $ 1.45  to  $ 1.03       $  2,467
2003                                     2,562      $ 1.28  to  $ 0.90       $  2,554
2002                                     2,259      $ 0.96  to  $ 0.68       $  1,706
2001                                     4,522      $ 1.23  to  $ 0.88       $  4,180

AIM VI CAP DEV, SER II
2005                                     1,943      $ 1.24  to  $ 1.18       $  2,651
2004                                     1,814      $ 1.15  to  $ 1.10       $  2,290
2003                                       947      $ 1.00  to  $ 1.35       $  1,020
2002                                        76      $ 0.75  to  $ 0.75       $     57
2001                                        --          --          --             --

AIM VI CORE EQ, SER I
2005                                     3,274      $ 1.26  to  $ 1.26       $  4,117
2004                                     4,188      $ 1.21  to  $ 1.21       $  5,070
2003                                     4,903      $ 1.13  to  $ 1.13       $  5,524
2002                                     5,619      $ 0.92  to  $ 0.92       $  5,160
2001                                     6,927      $ 1.10  to  $ 1.10       $  7,642

AIM VI DEMO TRENDS, SER I
2005                                     1,671      $ 0.60  to  $ 0.59       $    991
2004                                     2,111      $ 0.57  to  $ 0.56       $  1,193
2003                                     2,419      $ 0.53  to  $ 0.53       $  1,278
2002                                     2,603      $ 0.39  to  $ 0.39       $  1,014
2001                                     2,244      $ 0.58  to  $ 0.58       $  1,305

                                                              FOR THE YEAR ENDED DEC. 31
                                        ---------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO              TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)       LOWEST TO HIGHEST(3)
                                        ---------------------------------------------------------------------
AIM VI BASIC VAL, SER II
2005                                             --         1.00%  to  2.20%       4.39%      to    3.15%
2004                                             --         1.00%  to  2.20%       9.74%      to    7.40%(15)
2003                                             --         1.00%  to  1.85%      31.58%      to   35.00%(10)
2002                                           0.01%        1.00%  to  1.70%     (24.00%)(7)  to   (5.00%)(8)
2001                                             --           --         --          --               --

AIM VI CAP APPR, SER I
2005                                           0.06%        1.00%  to  1.80%       7.76%      to    6.90%
2004                                             --         1.00%  to  1.80%       5.56%      to    4.72%
2003                                             --         1.00%  to  1.80%      26.92%      to   32.00%(11)
2002                                             --         1.00%  to  1.70%     (24.64%)     to  (26.32%)
2001                                             --         1.00%  to  1.70%     (24.18%)     to  (24.00%)

AIM VI CAP APPR, SER II
2005                                             --         1.00%  to  2.20%       7.50%      to    6.22%
2004                                             --         1.00%  to  2.20%       5.28%      to    7.26%(15)
2003                                             --         1.00%  to  1.85%      27.84%      to   30.00%(10)
2002                                             --         1.00%  to  1.50%      (3.00%)(9)  to  (21.00%)(5)
2001                                             --           --         --          --               --

AIM VI CAP DEV, SER I
2005                                             --         1.40%  to  1.60%       8.09%      to    7.87%
2004                                             --         1.40%  to  1.60%      13.89%      to   13.67%
2003                                             --         1.40%  to  1.60%      33.33%      to   32.35%
2002                                             --         1.40%  to  1.60%     (21.95%)     to  (22.73%)
2001                                             --         1.40%  to  1.60%      (9.56%)     to   (9.28%)

AIM VI CAP DEV, SER II
2005                                             --         1.00%  to  2.20%       8.18%      to    6.90%
2004                                             --         1.00%  to  2.20%      14.12%      to   10.78%(15)
2003                                             --         1.00%  to  1.85%      33.33%      to   35.00%(10)
2002                                             --         1.00%  to  1.35%     (25.00%)(7)  to  (25.00%)(7)
2001                                             --           --         --          --               --

AIM VI CORE EQ, SER I
2005                                           1.38%        1.40%  to  1.40%       3.85%      to    3.85%
2004                                           0.93%        1.40%  to  1.40%       7.45%      to    7.45%
2003                                           1.00%        1.40%  to  1.40%      22.83%      to   22.83%
2002                                           0.30%        1.40%  to  1.40%     (16.36%)     to  (16.36%)
2001                                           0.04%        1.40%  to  1.40%     (24.14%)     to  (24.14%)

AIM VI DEMO TRENDS, SER I
2005                                             --         1.00%  to  1.35%       5.15%      to    4.78%
2004                                             --         1.00%  to  1.35%       7.18%      to    6.80%
2003                                             --         1.00%  to  1.35%      35.90%      to   35.90%
2002                                             --         1.00%  to  1.35%     (32.76%)     to  (32.76%)
2001                                             --         1.00%  to  1.35%     (33.33%)     to  (32.56%)

400 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                          AT DEC. 31
                                        ---------------------------------------------
                                         UNITS   ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                        ---------------------------------------------
AIM VI INTL GRO, SER I
2005                                     1,766      $ 1.46  to  $ 1.46       $  2,579
2004                                     2,223      $ 1.26  to  $ 1.26       $  2,791
2003                                     2,748      $ 1.03  to  $ 1.03       $  2,823
2002                                     2,968      $ 0.81  to  $ 0.81       $  2,395
2001                                     3,616      $ 0.97  to  $ 0.97       $  3,510

AIM VI MID CAP CORE EQ, SER II
2005                                     7,246      $ 1.15  to  $ 1.13       $  8,223
2004                                     4,001      $ 1.08  to  $ 1.07       $  4,306
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

AIM VI PREMIER EQ, SER I
2005                                    44,861      $ 0.72  to  $ 1.37       $ 33,625
2004                                    51,708      $ 0.69  to  $ 1.32       $ 37,302
2003                                    58,295      $ 0.66  to  $ 1.27       $ 40,402
2002                                    63,343      $ 0.53  to  $ 0.48       $ 35,671
2001                                    71,489      $ 0.77  to  $ 0.69       $ 58,313

AIM VI PREMIER EQ, SER II
2005                                       326      $ 1.05  to  $ 1.34       $    349
2004                                       340      $ 1.00  to  $ 1.30       $    349
2003                                       160      $ 0.96  to  $ 1.25       $    155
2002                                        36      $ 0.78  to  $ 0.74       $     28
2001                                        --          --          --             --

AB VPS GLOBAL TECH, CL B
2005                                    12,278      $ 0.45  to  $ 1.47       $  6,380
2004                                    13,280      $ 0.44  to  $ 1.45       $  6,722
2003                                    13,782      $ 0.42  to  $ 1.40       $  6,355
2002                                    12,027      $ 0.30  to  $ 0.29       $  3,709
2001                                    15,284      $ 0.51  to  $ 0.51       $  8,282

AB VPS GRO & INC, CL B
2005                                    28,420      $ 1.11  to  $ 1.10       $ 32,076
2004                                    29,459      $ 1.07  to  $ 1.07       $ 32,021
2003                                    26,622      $ 0.97  to  $ 1.32       $ 26,004
2002                                    24,399      $ 0.74  to  $ 0.95       $ 18,021
2001                                    11,115      $ 0.97  to  $ 0.96       $ 10,693

AB VPS INTL VAL, CL B
2005                                    46,981      $ 1.38  to  $ 1.36       $ 64,366
2004                                    13,750      $ 1.20  to  $ 1.19       $ 16,439
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

AB VPS LG CAP GRO, CL B
2005                                    20,447      $ 0.67  to  $ 1.49       $ 14,486
2004                                    21,459      $ 0.59  to  $ 1.32       $ 13,351
2003                                    23,219      $ 0.55  to  $ 1.24       $ 13,255
2002                                    23,315      $ 0.45  to  $ 0.92       $ 10,736
2001                                    24,461      $ 0.65  to  $ 0.70       $ 16,648

                                                              FOR THE YEAR ENDED DEC. 31
                                        ---------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO              TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)       LOWEST TO HIGHEST(3)
                                        ---------------------------------------------------------------------
AIM VI INTL GRO, SER I
2005                                           0.63%        1.40%  to  1.40%      16.29%      to   16.29%
2004                                           0.61%        1.40%  to  1.40%      22.28%      to   22.28%
2003                                           0.56%        1.40%  to  1.40%      27.16%      to   27.16%
2002                                           0.52%        1.40%  to  1.40%     (16.49%)     to  (16.49%)
2001                                           0.30%        1.40%  to  1.40%     (24.81%)     to  (24.81%)

AIM VI MID CAP CORE EQ, SER II
2005                                           0.33%        1.15%  to  2.20%       6.05%      to    4.94%
2004                                           0.07%        1.15%  to  2.20%       8.37%(15)  to    7.61%(15)
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

AIM VI PREMIER EQ, SER I
2005                                           0.80%        1.00%  to  1.80%       4.61%      to    3.78%
2004                                           0.45%        1.00%  to  1.80%       4.72%      to    3.89%
2003                                           0.30%        1.00%  to  1.80%      24.53%      to   27.00%(11)
2002                                           0.31%        1.00%  to  1.70%     (31.17%)     to  (30.43%)
2001                                           0.15%        1.00%  to  1.70%     (13.48%)     to  (14.81%)

AIM VI PREMIER EQ, SER II
2005                                           0.63%        1.00%  to  1.85%       4.32%      to    3.44%
2004                                           0.39%        1.00%  to  1.85%       4.44%      to    3.56%
2003                                           0.38%        1.00%  to  1.85%      23.08%      to   25.00%(10)
2002                                           1.21%        1.00%  to  1.50%     (22.00%)(7)  to  (26.00%)(5)
2001                                             --           --         --          --               --

AB VPS GLOBAL TECH, CL B
2005                                             --         1.00%  to  1.85%       2.62%      to    1.75%
2004                                             --         1.00%  to  1.85%       4.04%      to    3.16%
2003                                             --         1.00%  to  1.85%      40.00%      to   40.00%(10)
2002                                             --         1.00%  to  1.60%     (41.18%)     to  (43.14%)
2001                                             --         1.00%  to  1.60%     (26.09%)     to  (27.14%)

AB VPS GRO & INC, CL B
2005                                           1.26%        1.00%  to  2.20%       3.56%      to    2.32%
2004                                           0.73%        1.00%  to  2.20%      10.11%      to    7.90%(15)
2003                                           0.82%        1.00%  to  1.85%      31.08%      to   32.00%(10)
2002                                           0.56%        1.00%  to  1.70%     (23.71%)     to   (5.00%)(9)
2001                                           0.43%        1.00%  to  1.35%       0.00%      to   (1.03%)

AB VPS INTL VAL, CL B
2005                                           0.44%        1.15%  to  2.20%      15.19%      to   13.99%
2004                                           0.13%        1.15%  to  2.20%      20.60%(15)  to   19.75%(15)
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

AB VPS LG CAP GRO, CL B
2005                                             --         1.00%  to  1.85%      13.70%      to   12.74%
2004                                             --         1.00%  to  1.85%       7.27%      to    6.36%
2003                                             --         1.00%  to  1.85%      22.22%      to   24.00%(10)
2002                                             --         1.00%  to  1.70%     (30.77%)     to   (8.00%)(9)
2001                                             --         1.00%  to  1.60%     (18.75%)     to  (18.60%)

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 401

                                                         AT DEC. 31
                                       ----------------------------------------------
                                        UNITS    ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                       ----------------------------------------------
AB VPS BAL SHARES, CL B
2005                                     1,327      $ 1.18  to  $ 1.08       $  1,577
2004                                     1,189      $ 1.15  to  $ 1.06       $  1,386
2003                                       719      $ 1.07  to  $ 1.15       $    783
2002                                       122      $ 0.91  to  $ 0.91       $    110
2001                                        --          --          --             --

AB VPS U.S. GOVT/HI GR, CL B
2005                                     2,948      $ 1.29  to  $ 1.28       $  3,691
2004                                     3,185      $ 1.28  to  $ 1.27       $  3,984
2003                                     3,278      $ 1.25  to  $ 1.25       $  4,023
2002                                     3,980      $ 1.23  to  $ 1.23       $  4,774
2001                                     3,259      $ 1.16  to  $ 1.16       $  3,703

AC VP INC & GRO, CL I
2005                                     1,390      $ 1.35  to  $ 1.35       $  1,878
2004                                     1,530      $ 1.31  to  $ 1.31       $  2,004
2003                                     1,720      $ 1.18  to  $ 1.18       $  2,021
2002                                     1,915      $ 0.92  to  $ 0.92       $  1,766
2001                                     2,134      $ 1.16  to  $ 1.16       $  2,475

AC VP INFLATION PROT, CL II
2005                                   108,753      $ 1.06  to  $ 1.04       $114,219
2004                                    31,470      $ 1.06  to  $ 1.05       $ 33,097
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

AC VP INTL, CL II
2005                                        20      $ 1.25  to  $ 1.23       $     26
2004                                        20      $ 1.12  to  $ 1.11       $     23
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

AC VP ULTRA, CL II
2005                                    39,413      $ 1.07  to  $ 1.06       $ 41,956
2004                                    10,637      $ 1.07  to  $ 1.06       $ 11,294
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

AC VP VAL, CL I
2005                                     1,092      $ 1.82  to  $ 1.82       $  1,989
2004                                     1,163      $ 1.76  to  $ 1.76       $  2,044
2003                                     1,280      $ 1.56  to  $ 1.56       $  1,997
2002                                     1,440      $ 1.23  to  $ 1.23       $  1,768
2001                                     1,719      $ 1.42  to  $ 1.42       $  2,449

AC VP VAL, CL II
2005                                       242      $ 1.13  to  $ 1.11       $    273
2004                                       135      $ 1.09  to  $ 1.09       $    147
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

                                                              FOR THE YEAR ENDED DEC. 31
                                        ---------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO              TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)       LOWEST TO HIGHEST(3)
                                        ---------------------------------------------------------------------
AB VPS BAL SHARES, CL B
2005                                           2.33%        1.00%  to  2.20%       2.58%      to    1.35%
2004                                           2.21%        1.00%  to  2.20%       7.71%      to    6.42%(15)
2003                                           2.21%        1.00%  to  1.85%      17.58%      to   15.00%(10)
2002                                           0.03%        1.00%  to  1.35%      (9.00%)(7)  to   (9.00%)(7)
2001                                             --           --         --          --               --

AB VPS U.S. GOVT/HI GR, CL B
2005                                           2.78%        1.40%  to  1.60%       0.34%      to    0.14%
2004                                           2.66%        1.40%  to  1.60%       2.08%      to    1.88%
2003                                           2.88%        1.40%  to  1.60%       1.63%      to    1.63%
2002                                           2.67%        1.40%  to  1.60%       6.03%      to    6.03%
2001                                           4.09%        1.40%  to  1.60%       6.42%      to    6.42%

AC VP INC & GRO, CL I
2005                                           1.96%        1.40%  to  1.40%       3.18%      to    3.18%
2004                                           1.46%        1.40%  to  1.40%      11.42%      to   11.42%
2003                                           1.34%        1.40%  to  1.40%      28.26%      to   28.26%
2002                                           1.10%        1.40%  to  1.40%     (20.69%)     to  (20.69%)
2001                                           0.92%        1.40%  to  1.40%      (9.38%)     to   (9.38%)

AC VP INFLATION PROT, CL II
2005                                           4.73%        1.15%  to  2.20%       0.40%      to   (0.64%)
2004                                           3.31%        1.15%  to  2.20%       5.23%(15)  to    4.50%(15)
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

AC VP INTL, CL II
2005                                           1.00%        1.15%  to  2.20%      11.81%      to   10.66%
2004                                             --         1.15%  to  2.20%      12.93%(15)  to   12.13%(15)
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

AC VP ULTRA, CL II
2005                                             --         1.15%  to  2.20%       0.81%      to   (0.24%)
2004                                             --         1.15%  to  2.20%       7.63%(15)  to    6.87%(15)
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

AC VP VAL, CL I
2005                                           0.87%        1.40%  to  1.40%       3.58%      to    3.58%
2004                                           1.03%        1.40%  to  1.40%      12.74%      to   12.74%
2003                                           1.13%        1.40%  to  1.40%      26.83%      to   26.83%
2002                                           0.93%        1.40%  to  1.40%     (13.38%)     to  (13.38%)
2001                                           1.18%        1.40%  to  1.40%      10.94%      to   10.94%

AC VP VAL, CL II
2005                                           0.71%        1.15%  to  2.20%       3.66%      to    2.57%
2004                                             --         1.15%  to  2.20%       9.65%(15)  to    8.88%(15)
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

402 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                          AT DEC. 31
                                        ---------------------------------------------
                                         UNITS   ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                        ---------------------------------------------
BARON CAP ASSET, INS
2005                                     1,840      $ 1.73  to  $ 1.44       $  2,780
2004                                     2,038      $ 1.70  to  $ 1.42       $  3,022
2003                                     2,271      $ 1.37  to  $ 1.15       $  2,718
2002                                     1,189      $ 1.07  to  $ 0.89       $  1,155
2001                                     1,761      $ 1.27  to  $ 1.06       $  1,994

COL SM CAP VAL, VS CL B
2005                                       103      $ 1.22  to  $ 1.20       $    126
2004                                        91      $ 1.17  to  $ 1.16       $    108
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

COL HI YIELD, VS CL A
2005                                       504      $ 1.29  to  $ 1.29       $    649
2004                                       628      $ 1.28  to  $ 1.27       $    798
2003                                       514      $ 1.21  to  $ 1.20       $    618
2002                                       507      $ 1.08  to  $ 1.08       $    549
2001                                       343      $ 1.07  to  $ 1.07       $    366

COL HI YIELD, VS CL B
2005                                    23,308      $ 1.06  to  $ 1.04       $ 24,458
2004                                     8,504      $ 1.05  to  $ 1.04       $  8,867
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

COL LG CAP GRO, VS CL A
2005                                     1,120      $ 1.04  to  $ 1.04       $  1,163
2004                                        --          --          --             --
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

CS MID-CAP GRO
2005                                       424      $ 1.22  to  $ 0.79       $    358
2004                                       455      $ 1.16  to  $ 0.75       $    366
2003                                       664      $ 1.04  to  $ 0.67       $    485
2002                                       411      $ 0.73  to  $ 0.48       $    216
2001                                       986      $ 1.05  to  $ 0.69       $    723

DREY IP MIDCAP STOCK, SERV
2005                                       101      $ 1.22  to  $ 1.20       $    124
2004                                        43      $ 1.13  to  $ 1.13       $     50
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

DREY IP TECH GRO, SERV
2005                                    16,181      $ 1.06  to  $ 1.04       $ 16,948
2004                                     4,725      $ 1.03  to  $ 1.03       $  4,863
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

                                                              FOR THE YEAR ENDED DEC. 31
                                        ---------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO              TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)       LOWEST TO HIGHEST(3)
                                        ---------------------------------------------------------------------
BARON CAP ASSET, INS
2005                                             --         1.40%  to  1.60%       1.93%      to    1.73%
2004                                             --         1.40%  to  1.60%      23.89%      to   23.64%
2003                                             --         1.40%  to  1.60%      28.04%      to   29.21%
2002                                             --         1.40%  to  1.60%     (15.75%)     to  (16.04%)
2001                                             --         1.40%  to  1.60%      11.40%      to   10.42%

COL SM CAP VAL, VS CL B
2005                                             --         1.15%  to  2.20%       4.27%      to    3.18%
2004                                           0.86%        1.15%  to  2.20%      18.17%(15)  to   17.35%(15)
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

COL HI YIELD, VS CL A
2005                                             --         1.15%  to  1.25%       1.34%      to    1.25%
2004                                           5.58%        1.15%  to  1.25%       5.84%      to    5.74%
2003                                           6.50%        1.15%  to  1.25%      12.04%      to   11.11%
2002                                           6.30%        1.15%  to  1.25%       0.93%      to    0.93%
2001                                           6.36%        1.15%  to  1.25%       4.90%      to    4.90%

COL HI YIELD, VS CL B
2005                                             --         1.15%  to  2.20%       1.23%      to    0.19%
2004                                          11.16%        1.15%  to  2.20%       4.85%(15)  to    4.12%(15)
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

COL LG CAP GRO, VS CL A
2005                                           0.71%        1.15%  to  1.25%       3.91%(17)  to    3.82%(17)
2004                                             --           --         --          --               --
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

CS MID-CAP GRO
2005                                             --         1.40%  to  1.60%       5.49%      to    5.28%
2004                                             --         1.40%  to  1.60%      11.55%      to   11.32%
2003                                             --         1.40%  to  1.60%      42.47%      to   39.58%
2002                                             --         1.40%  to  1.60%     (30.48%)     to  (30.43%)
2001                                             --         1.40%  to  1.60%     (17.97%)     to  (16.87%)

DREY IP MIDCAP STOCK, SERV
2005                                             --         1.15%  to  2.20%       7.69%      to    6.57%
2004                                           0.56%        1.15%  to  2.20%      14.36%(15)  to   13.56%(15)
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

DREY IP TECH GRO, SERV
2005                                             --         1.15%  to  2.20%       2.30%      to    1.23%
2004                                             --         1.15%  to  2.20%       6.13%(15)  to    5.38%(15)
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 403

                                                          AT DEC. 31
                                        ---------------------------------------------
                                         UNITS   ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                        ---------------------------------------------
DREY SOC RESP GRO, INIT
2005                                     3,272      $ 0.65  to  $ 1.36       $  2,150
2004                                     3,768      $ 0.63  to  $ 1.34       $  2,420
2003                                     3,778      $ 0.60  to  $ 1.28       $  2,314
2002                                     3,798      $ 0.48  to  $ 0.48       $  1,872
2001                                     5,445      $ 0.69  to  $ 0.68       $  3,804

DREY VIF APPR, SERV
2005                                       693      $ 1.06  to  $ 1.04       $    730
2004                                       523      $ 1.03  to  $ 1.02       $    538
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

DREY VIF DISC STOCK, INIT
2005                                       298      $ 0.90  to  $ 0.90       $    269
2004                                       428      $ 0.86  to  $ 0.86       $    368
2003                                       588      $ 0.81  to  $ 0.81       $    476
2002                                       666      $ 0.66  to  $ 0.66       $    443
2001                                       725      $ 0.87  to  $ 0.87       $    632

DREY VIF INTL VAL, SERV
2005                                       207      $ 1.26  to  $ 1.24       $    259
2004                                        66      $ 1.14  to  $ 1.14       $     78
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

DREY VIF SM CO STOCK, INIT
2005                                        10      $ 1.54  to  $ 1.54       $     15
2004                                        17      $ 1.55  to  $ 1.55       $     27
2003                                        18      $ 1.32  to  $ 1.32       $     23
2002                                        20      $ 0.94  to  $ 0.94       $     19
2001                                        20      $ 1.19  to  $ 1.19       $     24

EG VA BAL, CL 2
2005                                     1,848      $ 1.25  to  $ 1.23       $  2,260
2004                                     1,886      $ 1.20  to  $ 1.20       $  2,231
2003                                     1,088      $ 1.14  to  $ 1.15       $  1,241
2002                                       181      $ 1.00  to  $ 1.00       $    181
2001                                        --          --          --             --

EG VA CORE BOND, CL 2
2005                                    43,577      $ 1.11  to  $ 1.02       $ 46,617
2004                                    26,478      $ 1.10  to  $ 1.02       $ 28,300
2003                                    12,589      $ 1.07  to  $ 1.02       $ 13,246
2002                                     2,566      $ 1.04  to  $ 1.04       $  2,664
2001                                        --          --          --             --

EG VA FUNDAMENTAL LG CAP, CL 1
2005                                     1,625      $ 1.14  to  $ 1.12       $  1,836
2004                                     1,043      $ 1.06  to  $ 1.04       $  1,095
2003                                       885      $ 0.98  to  $ 0.97       $    860
2002                                       953      $ 0.76  to  $ 0.75       $    720
2001                                       534      $ 0.91  to  $ 0.90       $    483

                                                              FOR THE YEAR ENDED DEC. 31
                                        ---------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO              TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)       LOWEST TO HIGHEST(3)
                                        ---------------------------------------------------------------------
DREY SOC RESP GRO, INIT
2005                                             --         1.20%  to  1.80%       2.38%      to    1.77%
2004                                           0.40%        1.20%  to  1.80%       4.94%      to    4.32%
2003                                           0.12%        1.20%  to  1.80%      25.00%      to   28.00%(11)
2002                                           0.18%        1.20%  to  1.70%     (30.43%)     to  (29.41%)
2001                                           0.07%        1.20%  to  1.70%     (23.33%)     to  (24.44%)

DREY VIF APPR, SERV
2005                                             --         1.15%  to  2.20%       2.93%      to    1.86%
2004                                           4.40%        1.15%  to  2.20%       3.15%(15)  to    2.43%(15)
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

DREY VIF DISC STOCK, INIT
2005                                             --         1.40%  to  1.40%       4.79%      to    4.79%
2004                                           1.33%        1.40%  to  1.40%       6.37%      to    6.37%
2003                                           0.83%        1.40%  to  1.40%      22.73%      to   22.73%
2002                                           0.66%        1.40%  to  1.40%     (24.14%)     to  (24.14%)
2001                                           0.38%        1.40%  to  1.40%     (14.71%)     to  (14.71%)

DREY VIF INTL VAL, SERV
2005                                             --         1.15%  to  2.20%      10.41%      to    9.27%
2004                                           4.11%        1.15%  to  2.20%      15.27%(15)  to   14.47%(15)
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

DREY VIF SM CO STOCK, INIT
2005                                             --         1.40%  to  1.40%      (0.49%)     to   (0.49%)
2004                                             --         1.40%  to  1.40%      16.87%      to   16.87%
2003                                           0.12%        1.40%  to  1.40%      40.43%      to   40.43%
2002                                           0.23%        1.40%  to  1.40%     (21.01%)     to  (21.01%)
2001                                           0.07%        1.40%  to  1.40%      (2.46%)     to   (2.46%)

EG VA BAL, CL 2
2005                                           2.07%        1.00%  to  1.85%       3.99%      to    3.11%
2004                                           0.79%        1.00%  to  1.85%       4.98%      to    4.09%
2003                                           4.85%        1.00%  to  1.85%      14.00%      to   15.00%(10)
2002                                           9.04%        1.00%  to  1.70%       0.00%(8)   to    0.00%(8)
2001                                             --           --         --          --               --

EG VA CORE BOND, CL 2
2005                                           3.99%        1.00%  to  2.20%       1.16%      to   (0.04%)
2004                                           4.12%        1.00%  to  2.20%       2.73%      to    2.25%(15)
2003                                           6.99%        1.00%  to  1.85%       2.88%      to    2.00%(10)
2002                                           6.66%        1.00%  to  1.80%       4.00%(8)   to    4.00%(8)
2001                                             --           --         --          --               --

EG VA FUNDAMENTAL LG CAP, CL 1
2005                                           1.07%        1.00%  to  1.35%       7.93%      to    7.55%
2004                                           1.26%        1.00%  to  1.35%       8.12%      to    7.75%
2003                                           0.67%        1.00%  to  1.35%      28.95%      to   29.33%
2002                                           1.37%        1.00%  to  1.35%     (16.48%)     to  (16.67%)
2001                                           0.78%        1.00%  to  1.35%     (12.50%)     to  (13.46%)

404 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                          AT DEC. 31
                                        ---------------------------------------------
                                         UNITS   ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                        ---------------------------------------------
EG VA FUNDAMENTAL LG CAP, CL 2
2005                                    13,899      $ 1.43  to  $ 1.15       $ 19,414
2004                                     8,484      $ 1.33  to  $ 1.09       $ 11,050
2003                                     4,853      $ 1.23  to  $ 1.31       $  5,997
2002                                        67      $ 0.96  to  $ 0.96       $     64
2001                                        --          --          --             --

EG VA GRO, CL 2
2005                                     8,790      $ 1.60  to  $ 1.16       $ 12,752
2004                                     3,183      $ 1.52  to  $ 1.12       $  4,588
2003                                     1,927      $ 1.35  to  $ 1.39       $  2,575
2002                                       283      $ 0.99  to  $ 0.98       $    279
2001                                        --          --          --             --

EG VA HI INC, CL 2
2005                                    21,254      $ 1.30  to  $ 1.04       $ 25,555
2004                                    12,567      $ 1.30  to  $ 1.05       $ 15,565
2003                                     6,426      $ 1.21  to  $ 1.15       $  7,616
2002                                       938      $ 1.04  to  $ 1.03       $    971
2001                                        --          --          --             --

EG VA INTL EQ, CL 1
2005                                     1,909      $ 1.42  to  $ 1.41       $  2,693
2004                                     1,655      $ 1.23  to  $ 1.23       $  2,036
2003                                     1,364      $ 1.05  to  $ 1.05       $  1,426
2002                                        --          --          --             --
2001                                        --          --          --             --

EG VA INTL EQ, CL 2
2005                                    15,120      $ 1.63  to  $ 1.29       $ 23,587
2004                                    10,747      $ 1.42  to  $ 1.14       $ 15,027
2003                                     6,397      $ 1.21  to  $ 1.34       $  7,762
2002                                       507      $ 0.93  to  $ 0.93       $    472
2001                                        --          --          --             --

EG VA OMEGA, CL 1
2005                                     5,603      $ 0.77  to  $ 0.76       $  4,267
2004                                     6,723      $ 0.75  to  $ 0.74       $  4,991
2003                                     7,047      $ 0.71  to  $ 0.70       $  4,942
2002                                     7,159      $ 0.51  to  $ 0.51       $  3,629
2001                                     6,335      $ 0.69  to  $ 0.69       $  4,358

EG VA OMEGA, CL 2
2005                                    21,581      $ 1.45  to  $ 1.06       $ 28,333
2004                                    13,574      $ 1.41  to  $ 1.04       $ 17,905
2003                                     5,679      $ 1.33  to  $ 1.40       $  7,544
2002                                       861      $ 0.96  to  $ 0.96       $    830
2001                                        --          --          --             --

EG VA SPECIAL VAL, CL 1
2005                                     5,716      $ 1.99  to  $ 1.95       $ 11,222
2004                                     5,818      $ 1.81  to  $ 1.78       $ 10,440
2003                                     5,552      $ 1.52  to  $ 1.50       $  8,379
2002                                     5,243      $ 1.19  to  $ 1.18       $  6,184
2001                                     2,232      $ 1.37  to  $ 1.36       $  3,044

                                                              FOR THE YEAR ENDED DEC. 31
                                        ---------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO              TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)       LOWEST TO HIGHEST(3)
                                        ---------------------------------------------------------------------
EG VA FUNDAMENTAL LG CAP, CL 2
2005                                           0.80%        1.00%  to  2.20%       7.67%      to    6.38%
2004                                           1.12%        1.00%  to  2.20%       7.85%      to    9.27%(15)
2003                                           4.44%        1.00%  to  1.85%      28.13%      to   31.00%(10)
2002                                           7.03%        1.00%  to  1.70%      (4.00%)(9)  to   (4.00%)(9)
2001                                             --           --         --          --               --

EG VA GRO, CL 2
2005                                             --         1.00%  to  2.20%       5.22%      to    3.96%
2004                                             --         1.00%  to  2.20%      12.45%      to   13.32%(15)
2003                                             --         1.00%  to  1.85%      36.36%      to   39.00%(10)
2002                                             --         1.00%  to  1.80%      (1.00%)(8)  to   (2.00%)(8)
2001                                             --           --         --          --               --

EG VA HI INC, CL 2
2005                                           7.13%        1.00%  to  2.20%       0.24%      to   (0.95%)
2004                                           6.94%        1.00%  to  2.20%       7.31%      to    4.79%(15)
2003                                          20.99%        1.00%  to  1.85%      16.35%      to   15.00%(10)
2002                                          14.97%        1.00%  to  1.80%       4.00%(8)   to    3.00%(8)
2001                                             --           --         --          --               --

EG VA INTL EQ, CL 1
2005                                           2.59%        1.00%  to  1.35%      14.85%      to   14.44%
2004                                           1.39%        1.00%  to  1.35%      18.02%      to   17.61%
2003                                          14.39%        1.00%  to  1.35%       5.00%(14)  to    5.00%(14)
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

EG VA INTL EQ, CL 2
2005                                           2.60%        1.00%  to  2.20%      14.53%      to   13.17%
2004                                           1.19%        1.00%  to  2.20%      17.66%      to   14.84%(15)
2003                                           2.96%        1.00%  to  1.85%      30.11%      to   34.00%(10)
2002                                           6.80%        1.00%  to  1.80%      (7.00%)(8)  to   (7.00%)(8)
2001                                             --           --         --          --               --

EG VA OMEGA, CL 1
2005                                           0.20%        1.00%  to  1.35%       2.82%      to    2.46%
2004                                             --         1.00%  to  1.35%       6.15%      to    5.78%
2003                                             --         1.00%  to  1.35%      39.22%      to   37.25%
2002                                             --         1.00%  to  1.35%     (26.09%)     to  (26.09%)
2001                                             --         1.00%  to  1.35%     (15.85%)     to  (15.85%)

EG VA OMEGA, CL 2
2005                                           0.02%        1.00%  to  2.20%       2.54%      to    1.32%
2004                                             --         1.00%  to  2.20%       5.91%      to    5.76%(15)
2003                                             --         1.00%  to  1.85%      38.54%      to   40.00%(10)
2002                                             --         1.00%  to  1.80%      (4.00%)(8)  to   (4.00%)(8)
2001                                             --           --         --          --               --

EG VA SPECIAL VAL, CL 1
2005                                           1.02%        1.00%  to  1.35%       9.66%      to    9.28%
2004                                           1.04%        1.00%  to  1.35%      19.18%      to   18.76%
2003                                           0.12%        1.00%  to  1.35%      27.73%      to   27.12%
2002                                           0.17%        1.00%  to  1.35%     (13.14%)     to  (13.24%)
2001                                           0.47%        1.00%  to  1.35%      17.09%      to   16.24%

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 405

                                                         AT DEC. 31
                                       ----------------------------------------------
                                        UNITS    ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                       ----------------------------------------------
EG VA SPECIAL VAL, CL 2
2005                                    12,661      $ 1.59  to  $ 1.23       $ 19,614
2004                                    12,027      $ 1.45  to  $ 1.14       $ 17,160
2003                                     6,070      $ 1.22  to  $ 1.31       $  7,454
2002                                     1,166      $ 0.95  to  $ 0.95       $  1,112
2001                                        --          --          --             --

EG VA STRATEGIC INC, CL 1
2005                                     4,264      $ 1.53  to  $ 1.50       $  6,467
2004                                     3,754      $ 1.55  to  $ 1.53       $  5,813
2003                                     3,970      $ 1.45  to  $ 1.43       $  5,741
2002                                     3,140      $ 1.25  to  $ 1.24       $  3,904
2001                                     2,256      $ 1.09  to  $ 1.09       $  2,460

EG VA STRATEGIC INC, CL 2
2005                                    34,356      $ 1.31  to  $ 1.05       $ 41,286
2004                                    20,586      $ 1.34  to  $ 1.08       $ 25,811
2003                                     6,260      $ 1.25  to  $ 1.13       $  7,531
2002                                       547      $ 1.08  to  $ 1.08       $    593
2001                                        --          --          --             --

FID VIP BAL, SERV CL
2005                                       517      $ 1.07  to  $ 1.06       $    548
2004                                       535      $ 1.02  to  $ 1.01       $    543
2003                                       591      $ 0.98  to  $ 0.97       $    576
2002                                       579      $ 0.84  to  $ 0.84       $    486
2001                                       409      $ 0.93  to  $ 0.93       $    381

FID VIP BAL, SERV CL 2
2005                                       261      $ 1.14  to  $ 1.09       $    289
2004                                       230      $ 1.10  to  $ 1.05       $    246
2003                                       145      $ 1.06  to  $ 1.02       $    149
2002                                         3      $ 0.91  to  $ 0.91       $      2
2001                                        --          --          --             --

FID VIP CONTRAFUND, SERV CL
2005                                    15,494      $ 1.27  to  $ 1.25       $ 19,486
2004                                    15,533      $ 1.10  to  $ 1.08       $ 16,919
2003                                    14,260      $ 0.96  to  $ 0.95       $ 13,634
2002                                    11,916      $ 0.76  to  $ 0.75       $  8,985
2001                                     4,583      $ 0.85  to  $ 0.84       $  3,866

FID VIP CONTRAFUND, SERV CL 2
2005                                   132,971      $ 1.44  to  $ 1.26       $192,209
2004                                    62,225      $ 1.25  to  $ 1.10       $ 79,467
2003                                    19,724      $ 1.10  to  $ 1.30       $ 22,676
2002                                     1,469      $ 0.86  to  $ 0.97       $  1,268
2001                                        --          --          --             --

FID VIP DYN APPR, SERV CL 2
2005                                     1,272      $ 1.28  to  $ 1.50       $  1,620
2004                                     1,319      $ 1.08  to  $ 1.26       $  1,411
2003                                     1,263      $ 1.08  to  $ 1.27       $  1,353
2002                                       740      $ 0.87  to  $ 0.86       $    643
2001                                       398      $ 0.95  to  $ 0.95       $    379

                                                               FOR THE YEAR ENDED DEC. 31
                                        -----------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO               TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)        LOWEST TO HIGHEST(3)
                                        -----------------------------------------------------------------------
EG VA SPECIAL VAL, CL 2
2005                                           0.78%        1.00%  to  2.20%       9.38%       to   8.08%
2004                                           0.93%        1.00%  to  2.20%      18.90%       to  14.50%(15)
2003                                             --         1.00%  to  1.85%      28.42%       to  31.00%(10)
2002                                           0.64%        1.00%  to  1.80%      (5.00%)(8)   to  (5.00%)(8)
2001                                             --           --         --          --               --

EG VA STRATEGIC INC, CL 1
2005                                           5.55%        1.00%  to  1.35%      (1.67%)      to  (2.01%)
2004                                           4.68%        1.00%  to  1.35%       7.34%       to   6.96%
2003                                          10.53%        1.00%  to  1.35%      16.00%       to  15.32%
2002                                           6.26%        1.00%  to  1.35%      14.68%       to  13.76%
2001                                          14.87%        1.00%  to  1.35%       4.81%       to   4.81%

EG VA STRATEGIC INC, CL 2
2005                                           5.89%        1.00%  to  2.20%      (1.99%)      to  (3.16%)
2004                                           6.48%        1.00%  to  2.20%       7.06%       to   7.88%(15)
2003                                          20.83%        1.00%  to  1.85%      25.00%(8)(*) to  13.00%(10)
2002                                          24.19%        1.10%  to  1.70%       8.00%(8)    to   8.00%(8)
2001                                             --           --         --          --               --

FID VIP BAL, SERV CL
2005                                           2.49%        1.15%  to  1.25%       4.40%       to   4.30%
2004                                           2.04%        1.15%  to  1.25%       4.22%       to   4.12%
2003                                           2.66%        1.15%  to  1.25%      16.67%       to  15.48%
2002                                           2.49%        1.15%  to  1.25%      (9.68%)      to  (9.68%)
2001                                           1.16%        1.15%  to  1.25%      (3.12%)      to  (3.12%)

FID VIP BAL, SERV CL 2
2005                                           2.49%        1.40%  to  1.80%       4.06%       to   3.64%
2004                                           1.46%        1.40%  to  1.80%       3.69%       to   3.26%
2003                                           0.46%        1.40%  to  1.80%       6.00%(5)(*) to   2.00%(5)(*)
2002                                             --         1.60%  to  1.60%      (9.00%)(5)   to  (9.00%)(5)
2001                                             --           --         --          --               --

FID VIP CONTRAFUND, SERV CL
2005                                           0.20%        1.00%  to  1.35%      15.69%       to  15.29%
2004                                           0.24%        1.00%  to  1.35%      14.19%       to  13.79%
2003                                           0.34%        1.00%  to  1.35%      26.32%       to  26.67%
2002                                           0.42%        1.00%  to  1.35%     (10.59%)      to (10.71%)
2001                                           0.18%        1.00%  to  1.35%     (12.37%)      to (13.40%)

FID VIP CONTRAFUND, SERV CL 2
2005                                           0.09%        1.00%  to  2.20%      15.49%       to  14.12%
2004                                           0.13%        1.00%  to  2.20%      14.01%       to  11.01%(15)
2003                                           0.07%        1.00%  to  1.85%      27.91%       to  30.00%(10)
2002                                             --         1.00%  to  1.50%     (14.00%)(7)   to  (3.00%)(9)
2001                                             --           --         --          --               --

FID VIP DYN APPR, SERV CL 2
2005                                             --         1.20%  to  1.80%      19.24%       to  18.53%
2004                                             --         1.20%  to  1.80%       0.07%       to  (0.52%)
2003                                             --         1.20%  to  1.80%      24.14%       to  27.00%(11)
2002                                           0.20%        1.20%  to  1.65%      (8.42%)      to  (9.47%)
2001                                             --         1.20%  to  1.65%      (5.00%)(4)   to  (5.00%)(4)

406 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                          AT DEC. 31
                                        ---------------------------------------------
                                         UNITS   ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                        ---------------------------------------------
FID VIP GRO & INC, SERV CL
2005                                     7,340      $ 0.98  to  $ 1.00       $  7,280
2004                                     7,794      $ 0.93  to  $ 0.94       $  7,299
2003                                     7,112      $ 0.89  to  $ 0.91       $  6,397
2002                                     6,161      $ 0.72  to  $ 0.74       $  4,549
2001                                     5,948      $ 0.88  to  $ 0.91       $  5,353

FID VIP GRO & INC, SERV CL 2
2005                                       860      $ 1.12  to  $ 1.11       $    966
2004                                       803      $ 1.06  to  $ 1.05       $    852
2003                                       161      $ 1.02  to  $ 1.01       $    165
2002                                         2      $ 0.85  to  $ 0.85       $      2
2001                                        --          --          --             --

FID VIP GRO, SERV CL
2005                                       282      $ 0.80  to  $ 0.80       $    225
2004                                       280      $ 0.77  to  $ 0.76       $    215
2003                                       386      $ 0.75  to  $ 0.75       $    290
2002                                       367      $ 0.57  to  $ 0.57       $    210
2001                                       597      $ 0.83  to  $ 0.83       $    496

FID VIP GRO, SERV CL 2
2005                                     5,147      $ 1.05  to  $ 1.06       $  5,538
2004                                     5,258      $ 1.00  to  $ 1.03       $  5,452
2003                                     2,405      $ 0.98  to  $ 1.34       $  2,436
2002                                       319      $ 0.75  to  $ 0.73       $    237
2001                                        --          --          --             --

FID VIP HI INC, SERV CL
2005                                     3,550      $ 1.02  to  $ 1.00       $  3,597
2004                                     4,555      $ 1.01  to  $ 0.99       $  4,555
2003                                     5,103      $ 0.93  to  $ 0.92       $  4,717
2002                                     3,652      $ 0.74  to  $ 0.73       $  2,679
2001                                     2,222      $ 0.72  to  $ 0.72       $  1,593

FID VIP HI INC, SERV CL 2
2005                                     1,584      $ 1.27  to  $ 1.30       $  1,996
2004                                     1,935      $ 1.26  to  $ 1.29       $  2,419
2003                                     1,690      $ 1.17  to  $ 1.20       $  1,962
2002                                       808      $ 0.93  to  $ 0.92       $    751
2001                                       408      $ 0.91  to  $ 0.91       $    374

FID VIP INVEST GR, SERV CL 2
2005                                    49,124      $ 1.04  to  $ 1.03       $ 50,777
2004                                    12,496      $ 1.04  to  $ 1.03       $ 12,898
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

FID VIP MID CAP, SERV CL
2005                                    18,124      $ 2.04  to  $ 1.88       $ 38,529
2004                                    19,740      $ 1.75  to  $ 1.61       $ 36,011
2003                                    20,794      $ 1.41  to  $ 1.31       $ 30,772
2002                                    21,507      $ 1.03  to  $ 0.96       $ 23,233
2001                                    19,982      $ 1.16  to  $ 1.09       $ 23,761

                                                               FOR THE YEAR ENDED DEC. 31
                                        -----------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO               TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)        LOWEST TO HIGHEST(3)
                                        -----------------------------------------------------------------------
FID VIP GRO & INC, SERV CL
2005                                           1.45%        1.15%  to  1.60%       6.30%       to   5.82%
2004                                           0.78%        1.15%  to  1.60%       4.55%       to   4.08%
2003                                           0.99%        1.15%  to  1.60%      23.61%       to  22.97%
2002                                           1.25%        1.15%  to  1.60%     (18.18%)      to (18.68%)
2001                                           1.21%        1.15%  to  1.60%     (10.20%)      to  (9.90%)

FID VIP GRO & INC, SERV CL 2
2005                                           1.32%        1.40%  to  1.80%       5.91%       to   5.49%
2004                                           0.48%        1.40%  to  1.80%       4.06%       to   3.63%
2003                                           0.05%        1.40%  to  1.80%       2.00%(5)(*) to   1.00%(5)(*)
2002                                             --         1.70%  to  1.70%     (15.00%)(5)   to (15.00%)(5)
2001                                             --           --         --          --               --

FID VIP GRO, SERV CL
2005                                           0.38%        1.15%  to  1.25%       4.47%       to   4.37%
2004                                           0.17%        1.15%  to  1.25%       2.08%       to   1.98%
2003                                           0.18%        1.15%  to  1.25%      31.58%       to  31.58%
2002                                           0.17%        1.15%  to  1.25%     (31.33%)      to (31.33%)
2001                                             --         1.15%  to  1.25%     (18.63%)      to (18.63%)

FID VIP GRO, SERV CL 2
2005                                           0.28%        1.00%  to  2.20%       4.46%       to   3.22%
2004                                           0.09%        1.00%  to  2.20%       2.10%       to   4.06%(15)
2003                                           0.03%        1.00%  to  1.85%      30.67%       to  34.00%(10)
2002                                             --         1.00%  to  1.50%     (25.00%)(7)   to (27.00%)(5)
2001                                             --           --         --          --               --

FID VIP HI INC, SERV CL
2005                                          14.59%        1.00%  to  1.35%       1.51%       to   1.15%
2004                                           8.29%        1.00%  to  1.35%       8.40%       to   8.01%
2003                                           5.71%        1.00%  to  1.35%      25.68%       to  26.03%
2002                                           8.07%        1.00%  to  1.35%       2.78%       to   1.39%
2001                                           2.09%        1.00%  to  1.35%     (13.25%)      to (12.20%)

FID VIP HI INC, SERV CL 2
2005                                          14.72%        1.20%  to  1.80%       1.09%       to   0.50%
2004                                           7.92%        1.20%  to  1.80%       8.09%       to   7.45%
2003                                           4.49%        1.20%  to  1.80%      25.81%       to  20.00%(11)
2002                                           7.08%        1.20%  to  1.70%       2.20%       to   1.10%
2001                                             --         1.20%  to  1.70%      (9.00%)(4)   to  (9.00%)(4)

FID VIP INVEST GR, SERV CL 2
2005                                           1.81%        1.15%  to  2.20%       0.73%       to  (0.32%)
2004                                             --         1.15%  to  2.20%       3.42%(15)   to   2.70%(15)
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

FID VIP MID CAP, SERV CL
2005                                           1.67%        1.00%  to  1.60%      17.03%       to  16.33%
2004                                             --         1.00%  to  1.60%      23.53%       to  22.79%
2003                                           0.31%        1.00%  to  1.60%      36.89%       to  36.46%
2002                                           0.77%        1.00%  to  1.60%     (11.21%)      to (11.93%)
2001                                             --         1.00%  to  1.60%      (4.13%)      to  (4.39%)

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 407

                                                          AT DEC. 31
                                        ---------------------------------------------
                                         UNITS   ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                        ---------------------------------------------
FID VIP MID CAP, SERV CL 2
2005                                    36,247      $ 1.68  to  $ 1.40       $ 62,745
2004                                    26,174      $ 1.43  to  $ 1.21       $ 39,969
2003                                    17,592      $ 1.16  to  $ 1.38       $ 21,710
2002                                     5,711      $ 0.85  to  $ 0.94       $  5,257
2001                                     1,827      $ 1.06  to  $ 1.06       $  1,944

FID VIP OVERSEAS, SERV CL
2005                                     1,809      $ 1.11  to  $ 0.89       $  1,726
2004                                     1,907      $ 0.95  to  $ 0.76       $  1,555
2003                                     1,756      $ 0.85  to  $ 0.68       $  1,290
2002                                     4,499      $ 0.60  to  $ 0.48       $  2,249
2001                                     1,938      $ 0.76  to  $ 0.62       $  1,293

FID VIP OVERSEAS, SERV CL 2
2005                                    24,158      $ 1.41  to  $ 1.27       $ 34,412
2004                                    13,724      $ 1.20  to  $ 1.10       $ 16,647
2003                                       403      $ 1.07  to  $ 1.46       $    461
2002                                        61      $ 0.75  to  $ 0.75       $     46
2001                                        --          --          --             --

FTVIPT FRANK INC SEC, CL 2
2005                                    21,918      $ 1.13  to  $ 1.11       $ 30,231
2004                                    18,268      $ 1.13  to  $ 1.12       $ 25,848
2003                                    10,909      $ 1.48  to  $ 1.30       $ 14,393
2002                                     8,187      $ 1.13  to  $ 0.96       $  8,368
2001                                     5,905      $ 1.16  to  $ 0.98       $  6,152

FTVIPT FRANK REAL EST, CL 2
2005                                     6,763      $ 1.84  to  $ 1.49       $ 16,290
2004                                     6,631      $ 1.64  to  $ 1.34       $ 14,436
2003                                     5,604      $ 1.26  to  $ 1.36       $  9,705
2002                                     4,993      $ 0.93  to  $ 1.26       $  6,715
2001                                     2,358      $ 1.42  to  $ 1.25       $  3,189

FTVIPT FRANK RISING DIVD, CL 2
2005                                       630      $ 1.12  to  $ 1.10       $    698
2004                                       362      $ 1.10  to  $ 1.09       $    396
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

FTVIPT FRANK SM CAP VAL, CL 2
2005                                     8,048      $ 1.38  to  $ 1.77       $ 12,183
2004                                     7,470      $ 1.28  to  $ 1.66       $ 10,450
2003                                     4,209      $ 1.05  to  $ 1.37       $  4,769
2002                                       545      $ 0.80  to  $ 0.88       $    468
2001                                         2      $ 1.45  to  $ 1.45       $      3

FTVIPT FRANK SM MID CAP GRO, CL 2
2005                                    33,112      $ 0.83  to  $ 1.10       $ 25,381
2004                                    35,804      $ 0.80  to  $ 1.07       $ 26,324
2003                                    31,760      $ 0.72  to  $ 1.37       $ 21,294
2002                                    26,272      $ 0.53  to  $ 0.35       $ 13,041
2001                                    20,296      $ 0.75  to  $ 0.50       $ 13,836

                                                              FOR THE YEAR ENDED DEC. 31
                                        ---------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO              TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)       LOWEST TO HIGHEST(3)
                                        ---------------------------------------------------------------------
FID VIP MID CAP, SERV CL 2
2005                                           1.46%        1.00%  to  2.20%      16.84%      to   15.45%
2004                                             --         1.00%  to  2.20%      23.42%      to   21.77%(15)
2003                                           0.15%        1.00%  to  1.85%      36.47%      to   38.00%(10)
2002                                           0.54%        1.00%  to  1.70%     (15.00%)(7)  to  (11.32%)
2001                                             --         1.20%  to  1.70%       6.00%(4)   to    6.00%(4)

FID VIP OVERSEAS, SERV CL
2005                                           0.58%        1.40%  to  1.60%      17.32%      to   17.09%
2004                                           1.01%        1.40%  to  1.60%      11.90%      to   11.68%
2003                                           1.51%        1.40%  to  1.60%      41.67%      to   41.67%
2002                                           0.61%        1.40%  to  1.60%     (21.05%)     to  (22.58%)
2001                                           5.58%        1.40%  to  1.60%     (22.45%)     to  (22.50%)

FID VIP OVERSEAS, SERV CL 2
2005                                           0.37%        1.00%  to  2.20%      17.60%      to   16.21%
2004                                           0.14%        1.00%  to  2.20%      12.18%      to   10.06%(15)
2003                                           0.19%        1.00%  to  1.85%      42.67%      to   46.00%(10)
2002                                             --         1.00%  to  1.35%     (25.00%)(7)  to  (25.00%)(7)
2001                                             --           --         --          --               --

FTVIPT FRANK INC SEC, CL 2
2005                                           3.52%        1.15%  to  2.20%       0.45%      to   (0.61%)
2004                                           3.01%        1.15%  to  2.20%      12.75%(15)  to   11.95%(15)
2003                                           5.05%        1.20%  to  1.80%      30.97%      to   30.00%(11)
2002                                          10.05%        1.20%  to  1.70%      (2.59%)     to   (2.04%)
2001                                           5.43%        1.20%  to  1.70%       0.00%      to   (1.01%)

FTVIPT FRANK REAL EST, CL 2
2005                                           1.40%        1.00%  to  2.20%      12.35%      to   11.01%
2004                                           1.84%        1.00%  to  2.20%      30.49%      to   35.07%(15)
2003                                           2.46%        1.00%  to  1.85%      35.48%      to   36.00%(10)
2002                                           2.78%        1.00%  to  1.70%      (7.00%)(7)  to    0.80%
2001                                           4.50%        1.20%  to  1.70%       5.97%      to    5.93%

FTVIPT FRANK RISING DIVD, CL 2
2005                                           0.96%        1.15%  to  2.20%       2.25%      to    1.18%
2004                                           0.14%        1.15%  to  2.20%       9.74%(15)  to    8.98%(15)
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

FTVIPT FRANK SM CAP VAL, CL 2
2005                                           0.74%        1.00%  to  1.85%       7.69%      to    6.78%
2004                                           0.19%        1.00%  to  1.85%      22.52%      to   21.48%
2003                                           0.19%        1.00%  to  1.85%      31.25%      to   37.00%(10)
2002                                           0.28%        1.00%  to  1.70%     (20.00%)(7)  to  (12.00%)(5)
2001                                           0.56%        1.15%  to  1.25%      12.40%      to   12.40%

FTVIPT FRANK SM MID CAP GRO, CL 2
2005                                             --         1.00%  to  2.20%       3.75%      to    2.51%
2004                                             --         1.00%  to  2.20%      10.37%      to    8.91%(15)
2003                                             --         1.00%  to  1.85%      35.85%      to   37.00%(10)
2002                                           0.27%        1.00%  to  1.70%     (29.33%)     to  (30.00%)
2001                                           0.35%        1.00%  to  1.70%     (16.67%)     to  (16.67%)

408 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                          AT DEC. 31
                                        ---------------------------------------------
                                         UNITS   ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                        ---------------------------------------------
FTVIPT MUTUAL SHARES SEC, CL 2
2005                                    92,896      $ 1.53  to  $ 1.18      $ 142,568
2004                                    95,432      $ 1.40  to  $ 1.09      $ 134,344
2003                                    58,160      $ 1.25  to  $ 1.25      $  73,633
2002                                    22,022      $ 1.01  to  $ 1.01      $  22,653
2001                                     6,337      $ 1.16  to  $ 1.17      $   7,558

FTVIPT TEMP DEV MKTS SEC, CL 2
2005                                       884      $ 1.85  to  $ 1.82      $   1,658
2004                                       713      $ 1.47  to  $ 1.45      $   1,075
2003                                       512      $ 1.19  to  $ 1.18      $     639
2002                                       362      $ 0.79  to  $ 0.78      $     282
2001                                       183      $ 0.80  to  $ 0.79      $     146

FTVIPT TEMP FOR SEC, CL 2
2005                                    22,245      $ 1.14  to  $ 1.68      $  27,411
2004                                    20,609      $ 1.05  to  $ 1.55      $  23,257
2003                                    13,569      $ 0.89  to  $ 1.34      $  12,799
2002                                     6,890      $ 0.68  to  $ 0.84      $   4,806
2001                                     3,475      $ 0.85  to  $ 0.84      $   2,942

FTVIPT TEMP GLOBAL INC, CL 2
2005                                    40,863      $ 1.12  to  $ 1.10      $  45,183
2004                                    12,064      $ 1.16  to  $ 1.16      $  13,997
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

FTVIPT TEMP GRO SEC, CL 2
2005                                     2,253      $ 1.21  to  $ 1.19      $   2,707
2004                                     1,269      $ 1.13  to  $ 1.12      $   1,424
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

GS VIT CAP GRO
2005                                     1,497      $ 0.88  to  $ 0.79      $   1,214
2004                                     1,695      $ 0.87  to  $ 0.78      $   1,353
2003                                     1,614      $ 0.81  to  $ 0.72      $   1,200
2002                                     1,683      $ 0.66  to  $ 0.59      $   1,027
2001                                     1,772      $ 0.88  to  $ 0.80      $   1,465

GS VIT STRUCTD U.S. EQ
2005                                    11,128      $ 0.94  to  $ 1.57      $  10,517
2004                                    10,966      $ 0.90  to  $ 1.51      $   9,890
2003                                     9,599      $ 0.79  to  $ 1.33      $   7,630
2002                                     9,144      $ 0.62  to  $ 0.61      $   5,678
2001                                     9,345      $ 0.80  to  $ 0.79      $   7,552

GS VIT INTL EQ
2005                                       881      $ 1.12  to  $ 0.87      $     815
2004                                       827      $ 1.00  to  $ 0.78      $     675
2003                                       908      $ 0.89  to  $ 0.69      $     657
2002                                       798      $ 0.67  to  $ 0.52      $     433
2001                                       782      $ 0.83  to  $ 0.65      $     524

                                                              FOR THE YEAR ENDED DEC. 31
                                        ---------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO              TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)       LOWEST TO HIGHEST(3)
                                        ---------------------------------------------------------------------
FTVIPT MUTUAL SHARES SEC, CL 2
2005                                           0.89%        1.00%  to  2.20%       9.46%      to    8.16%
2004                                           0.80%        1.00%  to  2.20%      11.51%      to    9.07%(15)
2003                                           0.84%        1.00%  to  1.85%      23.76%      to   25.00%(10)
2002                                           0.94%        1.00%  to  1.70%     (12.93%)     to  (13.68%)
2001                                           1.94%        1.00%  to  1.70%       6.42%      to    5.41%

FTVIPT TEMP DEV MKTS SEC, CL 2
2005                                           1.25%        1.00%  to  1.35%      26.16%      to   25.72%
2004                                           1.76%        1.00%  to  1.35%      23.48%      to   23.04%
2003                                           0.90%        1.00%  to  1.35%      50.63%      to   51.28%
2002                                           1.39%        1.00%  to  1.35%      (1.25%)     to   (1.27%)
2001                                           0.78%        1.00%  to  1.35%      (8.05%)     to   (9.20%)

FTVIPT TEMP FOR SEC, CL 2
2005                                           1.17%        1.00%  to  1.85%       9.08%      to    8.16%
2004                                           1.10%        1.00%  to  1.85%      17.35%      to   16.36%
2003                                           1.57%        1.00%  to  1.85%      30.88%      to   34.00%(10)
2002                                           1.99%        1.00%  to  1.70%     (20.00%)     to  (16.00%)(5)
2001                                           2.07%        1.00%  to  1.35%     (16.67%)     to  (17.65%)

FTVIPT TEMP GLOBAL INC, CL 2
2005                                           5.96%        1.15%  to  2.20%      (4.19%)     to   (5.18%)
2004                                           4.08%        1.15%  to  2.20%      16.04%(15)  to   15.23%(15)
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

FTVIPT TEMP GRO SEC, CL 2
2005                                           1.18%        1.15%  to  2.20%       7.62%      to    6.51%
2004                                           0.45%        1.15%  to  2.20%      12.72%(15)  to   11.93%(15)
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

GS VIT CAP GRO
2005                                           0.14%        1.40%  to  1.60%       1.52%      to    1.31%
2004                                           0.70%        1.40%  to  1.60%       7.57%      to    7.36%
2003                                           0.28%        1.40%  to  1.60%      22.73%      to   22.03%
2002                                           0.16%        1.40%  to  1.60%     (25.00%)     to  (26.25%)
2001                                           0.15%        1.40%  to  1.60%     (16.19%)     to  (15.79%)

GS VIT STRUCTD U.S. EQ
2005                                           0.80%        1.20%  to  1.80%       5.24%      to    4.61%
2004                                           1.19%        1.20%  to  1.80%      13.57%      to   12.89%
2003                                           0.78%        1.20%  to  1.80%      27.42%      to   33.00%(11)
2002                                           0.54%        1.20%  to  1.70%     (22.50%)     to  (22.78%)
2001                                           0.48%        1.20%  to  1.70%     (13.04%)     to  (13.19%)

GS VIT INTL EQ
2005                                           0.33%        1.40%  to  1.60%      12.13%      to   11.90%
2004                                           1.12%        1.40%  to  1.60%      11.91%      to   11.68%
2003                                           4.87%        1.40%  to  1.60%      32.84%      to   32.69%
2002                                           1.11%        1.40%  to  1.60%     (19.28%)     to  (20.00%)
2001                                           1.32%        1.40%  to  1.60%     (23.15%)     to  (23.53%)

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 409

                                                          AT DEC. 31
                                        ---------------------------------------------
                                         UNITS   ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                        ---------------------------------------------
GS VIT MID CAP VAL
2005                                    36,087      $ 1.34  to  $ 1.32       $ 63,888
2004                                    16,020      $ 1.20  to  $ 1.19       $ 27,786
2003                                     5,879      $ 1.87  to  $ 1.33       $ 10,858
2002                                     5,522      $ 1.48  to  $ 1.46       $  8,054
2001                                     4,451      $ 1.57  to  $ 1.56       $  6,913

JANUS ASPEN BAL, INST
2005                                     5,177      $ 1.81  to  $ 1.81       $  9,366
2004                                     6,202      $ 1.70  to  $ 1.70       $ 10,540
2003                                     7,217      $ 1.59  to  $ 1.59       $ 11,462
2002                                     8,096      $ 1.41  to  $ 1.41       $ 11,433
2001                                     9,901      $ 1.53  to  $ 1.53       $ 15,155

JANUS ASPEN GLOBAL TECH, SERV
2005                                     2,118      $ 0.42  to  $ 0.38       $    818
2004                                     2,429      $ 0.38  to  $ 0.35       $    853
2003                                     3,475      $ 0.38  to  $ 0.35       $  1,228
2002                                     2,605      $ 0.26  to  $ 0.24       $    640
2001                                     4,183      $ 0.45  to  $ 0.42       $  1,760

JANUS ASPEN INTL GRO, SERV
2005                                     4,308      $ 0.89  to  $ 0.80       $  3,582
2004                                     4,679      $ 0.68  to  $ 0.62       $  2,983
2003                                     7,356      $ 0.58  to  $ 0.53       $  4,053
2002                                     6,767      $ 0.44  to  $ 0.40       $  2,782
2001                                    10,091      $ 0.60  to  $ 0.55       $  5,682

JANUS ASPEN LG CAP GRO, SERV
2005                                     7,238      $ 0.64  to  $ 0.58       $  4,296
2004                                     8,026      $ 0.62  to  $ 0.57       $  4,653
2003                                     9,859      $ 0.61  to  $ 0.56       $  5,564
2002                                    11,718      $ 0.47  to  $ 0.43       $  5,105
2001                                    15,526      $ 0.64  to  $ 0.60       $  9,347

JANUS ASPEN MID CAP GRO, SERV
2005                                     4,722      $ 0.57  to  $ 0.43       $  2,236
2004                                     5,694      $ 0.51  to  $ 0.39       $  2,444
2003                                     6,375      $ 0.43  to  $ 0.33       $  2,277
2002                                     6,638      $ 0.32  to  $ 0.25       $  1,790
2001                                     9,402      $ 0.46  to  $ 0.35       $  3,538

JANUS ASPEN WORLD GRO, INST
2005                                     2,653      $ 1.30  to  $ 1.30       $  3,462
2004                                     3,304      $ 1.25  to  $ 1.25       $  4,128
2003                                     3,909      $ 1.21  to  $ 1.21       $  4,726
2002                                     4,305      $ 0.99  to  $ 0.99       $  4,257
2001                                     5,322      $ 1.34  to  $ 1.34       $  7,161

JPM U.S. LG CAP CORE EQ
2005                                     2,140      $ 0.82  to  $ 0.81       $  1,744
2004                                     2,161      $ 0.82  to  $ 0.82       $  1,761
2003                                     2,167      $ 0.76  to  $ 0.76       $  1,637
2002                                     1,914      $ 0.60  to  $ 0.60       $  1,146
2001                                     1,971      $ 0.81  to  $ 0.81       $  1,590

                                                              FOR THE YEAR ENDED DEC. 31
                                        ---------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO              TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)       LOWEST TO HIGHEST(3)
                                        ---------------------------------------------------------------------
GS VIT MID CAP VAL
2005                                           0.77%        1.15%  to  2.20%      11.54%      to   10.38%
2004                                           0.89%        1.15%  to  2.20%      20.24%(15)  to   19.40%(15)
2003                                           0.96%        1.20%  to  1.80%      26.35%      to   33.00%(11)
2002                                           1.04%        1.20%  to  1.70%      (5.73%)     to   (6.41%)
2001                                           1.34%        1.20%  to  1.70%      10.56%      to   10.64%

JANUS ASPEN BAL, INST
2005                                           2.22%        1.40%  to  1.40%       6.45%      to    6.45%
2004                                           2.18%        1.40%  to  1.40%       7.02%      to    7.02%
2003                                           2.19%        1.40%  to  1.40%      12.77%      to   12.77%
2002                                           2.33%        1.40%  to  1.40%      (7.84%)     to   (7.84%)
2001                                           2.54%        1.40%  to  1.40%      (6.13%)     to   (6.13%)

JANUS ASPEN GLOBAL TECH, SERV
2005                                             --         1.15%  to  1.60%      10.28%      to    9.78%
2004                                             --         1.15%  to  1.60%      (0.58%)     to   (1.03%)
2003                                             --         1.15%  to  1.60%      46.15%      to   45.83%
2002                                             --         1.15%  to  1.60%     (42.22%)     to  (42.86%)
2001                                           0.60%        1.15%  to  1.60%     (37.50%)     to  (38.24%)

JANUS ASPEN INTL GRO, SERV
2005                                           1.08%        1.40%  to  1.60%      30.11%      to   29.85%
2004                                           0.89%        1.40%  to  1.60%      17.04%      to   16.80%
2003                                           1.04%        1.40%  to  1.60%      31.82%      to   32.50%
2002                                           0.59%        1.40%  to  1.60%     (26.67%)     to  (27.27%)
2001                                           0.69%        1.40%  to  1.60%     (25.00%)     to  (24.66%)

JANUS ASPEN LG CAP GRO, SERV
2005                                           0.13%        1.15%  to  1.60%       2.82%      to    2.37%
2004                                             --         1.15%  to  1.60%       3.01%      to    2.55%
2003                                             --         1.15%  to  1.60%      29.79%      to   30.23%
2002                                             --         1.15%  to  1.60%     (26.56%)     to  (28.33%)
2001                                             --         1.15%  to  1.60%     (26.44%)     to  (25.93%)

JANUS ASPEN MID CAP GRO, SERV
2005                                             --         1.15%  to  1.60%      10.75%      to   10.25%
2004                                             --         1.15%  to  1.60%      19.10%      to   18.56%
2003                                             --         1.15%  to  1.60%      34.38%      to   32.00%
2002                                             --         1.15%  to  1.60%     (30.43%)     to  (28.57%)
2001                                             --         1.15%  to  1.60%     (39.47%)     to  (39.66%)

JANUS ASPEN WORLD GRO, INST
2005                                           1.34%        1.40%  to  1.40%       4.40%      to    4.40%
2004                                           0.98%        1.40%  to  1.40%       3.32%      to    3.32%
2003                                           1.11%        1.40%  to  1.40%      22.22%      to   22.22%
2002                                           0.86%        1.40%  to  1.40%     (26.12%)     to  (26.12%)
2001                                           0.47%        1.40%  to  1.40%     (23.86%)     to  (23.86%)

JPM U.S. LG CAP CORE EQ
2005                                           1.23%        1.40%  to  1.60%      (0.05%)     to   (0.25%)
2004                                           0.82%        1.40%  to  1.60%       7.96%      to    7.74%
2003                                           0.68%        1.40%  to  1.60%      26.67%      to   26.67%
2002                                           0.05%        1.40%  to  1.60%     (25.93%)     to  (25.93%)
2001                                           0.53%        1.40%  to  1.60%     (13.83%)     to  (12.90%)

410 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                          AT DEC. 31
                                        ---------------------------------------------
                                         UNITS   ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                        ---------------------------------------------
LAZARD RETIRE EQ
2005                                       427      $ 1.03  to  $ 1.11       $    461
2004                                       453      $ 1.01  to  $ 1.09       $    479
2003                                       363      $ 0.92  to  $ 0.99       $    347
2002                                       308      $ 0.75  to  $ 0.81       $    240
2001                                       254      $ 0.91  to  $ 0.98       $    236

LAZARD RETIRE INTL EQ
2005                                       630      $ 0.99  to  $ 0.97       $    613
2004                                       611      $ 0.91  to  $ 0.89       $    546
2003                                       561      $ 0.80  to  $ 0.79       $    442
2002                                       360      $ 0.63  to  $ 0.62       $    224
2001                                       283      $ 0.72  to  $ 0.71       $    201

COL ASSET ALLOC VS, CL A
2005                                       610      $ 1.38  to  $ 1.37       $    838
2004                                       640      $ 1.31  to  $ 1.30       $    834
2003                                       730      $ 1.20  to  $ 1.20       $    876
2002                                        --          --          --             --
2001                                        --          --          --             --

COL FEDERAL SEC VS, CL A
2005                                     1,726      $ 1.06  to  $ 1.05       $  1,819
2004                                     1,823      $ 1.04  to  $ 1.04       $  1,896
2003                                     2,017      $ 1.01  to  $ 1.01       $  2,038
2002                                        --          --          --             --
2001                                        --          --          --             --

COL SM CO GRO VS, CL A
2005                                       150      $ 1.68  to  $ 1.68       $    251
2004                                       157      $ 1.65  to  $ 1.65       $    260
2003                                       155      $ 1.50  to  $ 1.50       $    233
2002                                        --          --          --             --
2001                                        --          --          --             --

MFS INV GRO STOCK, SERV CL
2005                                     7,220      $ 0.68  to  $ 1.09       $  5,293
2004                                     8,305      $ 0.66  to  $ 1.07       $  5,907
2003                                     8,074      $ 0.61  to  $ 1.22       $  5,086
2002                                     7,266      $ 0.50  to  $ 0.50       $  3,648
2001                                     5,204      $ 0.71  to  $ 0.70       $  3,661

MFS INV TRUST, INIT CL
2005                                     6,865      $ 0.95  to  $ 1.44       $  6,358
2004                                     7,337      $ 0.90  to  $ 1.37       $  6,422
2003                                     7,455      $ 0.81  to  $ 1.25       $  5,948
2002                                     6,638      $ 0.67  to  $ 0.65       $  4,403
2001                                     6,136      $ 0.86  to  $ 0.84       $  5,219

MFS INV TRUST, SERV CL
2005                                       976      $ 0.89  to  $ 1.09       $    936
2004                                       967      $ 0.85  to  $ 1.04       $    874
2003                                       792      $ 0.77  to  $ 0.95       $    620
2002                                       724      $ 0.64  to  $ 0.64       $    462
2001                                       434      $ 0.82  to  $ 0.82       $    356

                                                               FOR THE YEAR ENDED DEC. 31
                                        -----------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO               TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)        LOWEST TO HIGHEST(3)
                                        -----------------------------------------------------------------------
LAZARD RETIRE EQ
2005                                           0.74%        1.40%  to  1.60%       1.94%      to   1.74%
2004                                           0.64%        1.40%  to  1.60%      10.24%      to  10.02%
2003                                           0.68%        1.40%  to  1.60%      22.67%      to  22.22%
2002                                           0.05%        1.40%  to  1.60%     (17.58%)     to (17.35%)
2001                                           0.58%        1.40%  to  1.60%      (9.00%)     to  (9.26%)

LAZARD RETIRE INTL EQ
2005                                           0.94%        1.40%  to  1.60%       9.11%      to   8.90%
2004                                           0.51%        1.40%  to  1.60%      13.38%      to  13.16%
2003                                           0.40%        1.40%  to  1.60%      26.98%      to  27.42%
2002                                           0.06%        1.40%  to  1.60%     (12.50%)     to (12.68%)
2001                                           0.00%        1.40%  to  1.60%     (25.00%)     to (25.26%)

COL ASSET ALLOC VS, CL A
2005                                           2.53%        1.15%  to  1.25%       5.31%      to   5.21%
2004                                           2.46%        1.15%  to  1.25%       8.73%      to   8.62%
2003                                             --         1.15%  to  1.25%      20.00%(12)  to  20.00%(12)
2002                                             --           --         --          --              --
2001                                             --           --         --          --              --

COL FEDERAL SEC VS, CL A
2005                                           5.46%        1.15%  to  1.25%       1.41%      to   1.31%
2004                                           5.05%        1.15%  to  1.25%       2.96%      to   2.86%
2003                                             --         1.15%  to  1.25%       1.00%(12)  to   1.00%(12)
2002                                             --           --         --          --              --
2001                                             --           --         --          --              --

COL SM CO GRO VS, CL A
2005                                             --         1.15%  to  1.25%       1.54%      to   1.44%
2004                                             --         1.15%  to  1.25%      10.21%      to  10.10%
2003                                             --         1.15%  to  1.25%      50.00%(13)  to  50.00%(13)
2002                                             --           --         --          --              --
2001                                             --           --         --          --              --

MFS INV GRO STOCK, SERV CL
2005                                           0.15%        1.00%  to  2.20%       3.19%      to   1.97%
2004                                             --         1.00%  to  2.20%       7.90%      to   8.28%(15)
2003                                             --         1.00%  to  1.85%      22.00%      to  22.00%(10)
2002                                             --         1.00%  to  1.35%     (29.58%)     to (28.57%)
2001                                           0.03%        1.00%  to  1.35%     (25.26%)     to (26.32%)

MFS INV TRUST, INIT CL
2005                                           0.55%        1.15%  to  1.80%       6.09%      to   5.40%
2004                                           0.62%        1.15%  to  1.80%      10.08%      to   9.37%
2003                                           0.64%        1.15%  to  1.80%      20.90%      to  25.00%(11)
2002                                           0.56%        1.15%  to  1.70%     (22.09%)     to (22.62%)
2001                                           0.39%        1.15%  to  1.70%     (17.31%)     to (17.65%)

MFS INV TRUST, SERV CL
2005                                           0.31%        1.15%  to  1.80%       5.80%      to   5.13%
2004                                           0.43%        1.15%  to  1.80%       9.86%      to   9.14%
2003                                           0.45%        1.15%  to  1.80%      20.31%      to  (5.00%)(5)(*)
2002                                           0.41%        1.15%  to  1.25%     (21.95%)     to (21.95%)
2001                                           0.13%        1.15%  to  1.25%     (17.17%)     to (17.17%)

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 411

                                                          AT DEC. 31
                                        ---------------------------------------------
                                         UNITS   ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                        ---------------------------------------------
MFS NEW DIS, INIT CL
2005                                     3,284      $ 1.27  to  $ 0.79       $  3,127
2004                                     3,899      $ 1.22  to  $ 0.76       $  3,517
2003                                     6,936      $ 1.16  to  $ 0.73       $  5,688
2002                                     6,009      $ 0.88  to  $ 0.55       $  3,788
2001                                    11,895      $ 1.30  to  $ 0.82       $ 10,636

MFS NEW DIS, SERV CL
2005                                     5,290      $ 0.92  to  $ 1.07       $  5,016
2004                                     5,596      $ 0.89  to  $ 1.04       $  5,143
2003                                     4,371      $ 0.84  to  $ 1.33       $  3,754
2002                                     2,079      $ 0.64  to  $ 0.73       $  1,302
2001                                     1,190      $ 0.95  to  $ 0.94       $  1,105

MFS RESEARCH, INIT CL
2005                                     3,554      $ 0.94  to  $ 0.81       $  3,013
2004                                     4,975      $ 0.88  to  $ 0.76       $  3,979
2003                                     4,125      $ 0.77  to  $ 0.67       $  2,896
2002                                     5,286      $ 0.63  to  $ 0.55       $  3,001
2001                                     6,813      $ 0.85  to  $ 0.73       $  5,171

MFS TOTAL RETURN, INIT CL
2005                                       152      $ 1.37  to  $ 1.36       $    207
2004                                       140      $ 1.35  to  $ 1.34       $    188
2003                                       135      $ 1.22  to  $ 1.22       $    164
2002                                       119      $ 1.06  to  $ 1.06       $    127
2001                                       113      $ 1.14  to  $ 1.13       $    128

MFS TOTAL RETURN, SERV CL
2005                                    65,564      $ 1.33  to  $ 1.09       $ 83,544
2004                                    64,615      $ 1.31  to  $ 1.08       $ 81,332
2003                                    46,625      $ 1.19  to  $ 1.17       $ 54,146
2002                                    22,603      $ 1.04  to  $ 0.93       $ 23,042
2001                                     9,834      $ 1.10  to  $ 1.10       $ 10,721

MFS UTILITIES, INIT CL
2005                                    11,213      $ 1.38  to  $ 1.95       $ 12,605
2004                                    12,637      $ 1.19  to  $ 1.70       $ 12,289
2003                                    13,383      $ 0.93  to  $ 1.33       $ 10,120
2002                                    14,536      $ 0.69  to  $ 0.48       $  8,277
2001                                    17,767      $ 0.90  to  $ 0.63       $ 13,257

MFS UTILITIES, SERV CL
2005                                     2,244      $ 1.74  to  $ 1.41       $  3,678
2004                                     2,098      $ 1.51  to  $ 1.24       $  2,966
2003                                     1,174      $ 1.17  to  $ 1.30       $  1,228
2002                                       403      $ 0.87  to  $ 0.85       $    246
2001                                       187      $ 0.75  to  $ 0.75       $    141

OPCAP EQ
2005                                       942      $ 1.36  to  $ 1.36       $  1,285
2004                                     1,139      $ 1.29  to  $ 1.29       $  1,471
2003                                     1,313      $ 1.17  to  $ 1.17       $  1,536
2002                                     1,473      $ 0.92  to  $ 0.92       $  1,359
2001                                     1,734      $ 1.19  to  $ 1.19       $  2,065

                                                              FOR THE YEAR ENDED DEC. 31
                                        ---------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO              TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)       LOWEST TO HIGHEST(3)
                                        ---------------------------------------------------------------------
MFS NEW DIS, INIT CL
2005                                             --         1.15%  to  1.60%       4.05%      to    3.58%
2004                                             --         1.15%  to  1.60%       5.30%      to    4.83%
2003                                             --         1.15%  to  1.60%      31.82%      to   32.73%
2002                                             --         1.15%  to  1.60%     (32.31%)     to  (32.93%)
2001                                           0.00%        1.15%  to  1.60%      (5.80%)     to   (6.82%)

MFS NEW DIS, SERV CL
2005                                             --         1.00%  to  2.20%       3.99%      to    2.75%
2004                                             --         1.00%  to  2.20%       5.15%      to    5.88%(15)
2003                                             --         1.00%  to  1.85%      31.25%      to   33.00%(10)
2002                                             --         1.00%  to  1.70%     (32.63%)     to  (27.00%)(5)
2001                                           0.00%        1.00%  to  1.35%      (5.94%)     to   (6.93%)

MFS RESEARCH, INIT CL
2005                                           0.46%        1.40%  to  1.60%       6.31%      to    6.09%
2004                                           1.18%        1.40%  to  1.60%      14.24%      to   14.01%
2003                                           0.75%        1.40%  to  1.60%      22.22%      to   21.82%
2002                                           0.27%        1.40%  to  1.60%     (25.88%)     to  (24.66%)
2001                                           0.01%        1.40%  to  1.60%     (22.02%)     to  (23.16%)

MFS TOTAL RETURN, INIT CL
2005                                           2.00%        1.15%  to  1.25%       1.65%      to    1.55%
2004                                           1.63%        1.15%  to  1.25%      10.05%      to    9.94%
2003                                           1.71%        1.15%  to  1.25%      15.09%      to   15.09%
2002                                           1.57%        1.15%  to  1.25%      (7.02%)     to   (6.19%)
2001                                           1.80%        1.15%  to  1.25%      (0.87%)     to   (0.88%)

MFS TOTAL RETURN, SERV CL
2005                                           1.85%        1.00%  to  2.20%       1.58%      to    0.37%
2004                                           1.49%        1.00%  to  2.20%       9.92%      to    8.66%(15)
2003                                           1.39%        1.00%  to  1.85%      14.42%      to   17.00%(10)
2002                                           1.43%        1.00%  to  1.70%      (5.45%)     to   (7.00%)(5)
2001                                           0.87%        1.00%  to  1.35%      (1.79%)     to   (0.90%)

MFS UTILITIES, INIT CL
2005                                           0.61%        1.15%  to  1.80%      15.51%      to   14.76%
2004                                           1.47%        1.15%  to  1.80%      28.71%      to   27.88%
2003                                           2.27%        1.15%  to  1.80%      34.78%      to   33.00%(11)
2002                                           2.75%        1.15%  to  1.70%     (23.33%)     to  (23.81%)
2001                                           3.26%        1.15%  to  1.70%     (25.62%)     to  (25.88%)

MFS UTILITIES, SERV CL
2005                                           0.48%        1.00%  to  2.20%      15.41%      to   14.05%
2004                                           1.37%        1.00%  to  2.20%      28.55%      to   24.14%(15)
2003                                           1.43%        1.00%  to  1.85%      34.48%      to   30.00%(10)
2002                                           2.24%        1.00%  to  1.70%     (13.00%)(7)  to  (15.00%)(5)
2001                                           2.04%        1.15%  to  1.25%     (25.74%)     to  (25.74%)

OPCAP EQ
2005                                           0.44%        1.40%  to  1.40%       5.56%      to    5.56%
2004                                           0.99%        1.40%  to  1.40%      10.37%      to   10.37%
2003                                           1.38%        1.40%  to  1.40%      27.17%      to   27.17%
2002                                           0.91%        1.40%  to  1.40%     (22.69%)     to  (22.69%)
2001                                           0.73%        1.40%  to  1.40%      (8.46%)     to   (8.46%)

412 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                          AT DEC. 31
                                        ---------------------------------------------
                                         UNITS   ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                        ---------------------------------------------
OPCAP MANAGED
2005                                     1,932      $ 2.36  to  $ 2.36       $  4,568
2004                                     2,613      $ 2.28  to  $ 2.28       $  5,949
2003                                     3,074      $ 2.08  to  $ 2.08       $  6,408
2002                                     3,505      $ 1.73  to  $ 1.73       $  6,085
2001                                     4,419      $ 2.12  to  $ 2.12       $  9,359

OPCAP SM CAP
2005                                     1,533      $ 1.66  to  $ 1.66       $  2,546
2004                                     1,781      $ 1.68  to  $ 1.68       $  2,997
2003                                     2,149      $ 1.45  to  $ 1.45       $  3,112
2002                                     2,331      $ 1.03  to  $ 1.03       $  2,400
2001                                     2,776      $ 1.33  to  $ 1.33       $  3,698

OPPEN CAP APPR VA
2005                                     2,982      $ 1.50  to  $ 1.50       $  4,465
2004                                     3,602      $ 1.44  to  $ 1.44       $  5,204
2003                                     4,247      $ 1.37  to  $ 1.37       $  5,819
2002                                     4,574      $ 1.06  to  $ 1.06       $  4,854
2001                                     5,441      $ 1.47  to  $ 1.47       $  8,006

OPPEN CAP APPR VA, SERV
2005                                    47,222      $ 1.11  to  $ 1.08       $ 56,070
2004                                    19,928      $ 1.07  to  $ 1.06       $ 23,049
2003                                     4,083      $ 1.01  to  $ 1.31       $  4,432
2002                                       356      $ 0.78  to  $ 0.96       $    279
2001                                        --          --          --             --

OPPEN GLOBAL SEC VA
2005                                       166      $ 1.85  to  $ 1.85       $    308
2004                                       219      $ 1.64  to  $ 1.64       $    359
2003                                       151      $ 1.40  to  $ 1.40       $    211
2002                                       154      $ 0.99  to  $ 0.99       $    152
2001                                       158      $ 1.29  to  $ 1.29       $    204

OPPEN GLOBAL SEC VA, SERV
2005                                    10,083      $ 1.44  to  $ 1.28       $ 14,715
2004                                     8,637      $ 1.28  to  $ 1.15       $ 11,190
2003                                     4,173      $ 1.09  to  $ 1.46       $  4,595
2002                                       513      $ 0.77  to  $ 0.93       $    396
2001                                        --          --          --             --

OPPEN HI INC VA
2005                                     1,977      $ 1.26  to  $ 1.26       $  2,482
2004                                     2,447      $ 1.24  to  $ 1.24       $  3,045
2003                                     2,742      $ 1.16  to  $ 1.16       $  3,176
2002                                     3,065      $ 0.95  to  $ 0.95       $  2,904
2001                                     3,906      $ 0.98  to  $ 0.98       $  3,845

OPPEN HI INC VA, SERV
2005                                     4,437      $ 1.28  to  $ 1.19       $  5,549
2004                                     4,722      $ 1.27  to  $ 1.19       $  5,860
2003                                     3,268      $ 1.18  to  $ 1.11       $  3,838
2002                                       235      $ 0.96  to  $ 0.96       $    225
2001                                        --          --          --             --

                                                              FOR THE YEAR ENDED DEC. 31
                                        ---------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO              TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)       LOWEST TO HIGHEST(3)
                                        ---------------------------------------------------------------------
OPCAP MANAGED
2005                                           1.32%        1.40%  to  1.40%       3.82%      to    3.82%
2004                                           1.55%        1.40%  to  1.40%       9.23%      to    9.23%
2003                                           1.88%        1.40%  to  1.40%      20.23%      to   20.23%
2002                                           2.07%        1.40%  to  1.40%     (18.40%)     to  (18.40%)
2001                                           2.46%        1.40%  to  1.40%      (6.19%)     to   (6.19%)

OPCAP SM CAP
2005                                             --         1.40%  to  1.40%      (1.33%)     to   (1.33%)
2004                                           0.05%        1.40%  to  1.40%      16.24%      to   16.24%
2003                                           0.05%        1.40%  to  1.40%      40.78%      to   40.78%
2002                                           0.08%        1.40%  to  1.40%     (22.56%)     to  (22.56%)
2001                                           0.84%        1.40%  to  1.40%       6.40%      to    6.40%

OPPEN CAP APPR VA
2005                                           0.97%        1.40%  to  1.40%       3.64%      to    3.64%
2004                                           0.33%        1.40%  to  1.40%       5.45%      to    5.45%
2003                                           0.39%        1.40%  to  1.40%      29.25%      to   29.25%
2002                                           0.63%        1.40%  to  1.40%     (27.89%)     to  (27.89%)
2001                                           0.66%        1.40%  to  1.40%     (14.04%)     to  (14.04%)

OPPEN CAP APPR VA, SERV
2005                                           0.54%        1.00%  to  2.20%       3.82%      to    2.59%
2004                                           0.13%        1.00%  to  2.20%       5.56%      to    6.61%(15)
2003                                           0.12%        1.00%  to  1.85%      29.49%      to   31.00%(10)
2002                                             --         1.00%  to  1.80%     (22.00%)(7)  to   (4.00%)(9)
2001                                             --           --         --          --               --

OPPEN GLOBAL SEC VA
2005                                           1.03%        1.40%  to  1.40%      12.72%      to   12.72%
2004                                           1.28%        1.40%  to  1.40%      17.51%      to   17.51%
2003                                           0.76%        1.40%  to  1.40%      41.41%      to   41.41%
2002                                           0.56%        1.40%  to  1.40%     (23.26%)     to  (23.26%)
2001                                           0.72%        1.40%  to  1.40%     (13.42%)     to  (13.42%)

OPPEN GLOBAL SEC VA, SERV
2005                                           0.83%        1.00%  to  2.20%      12.93%      to   11.58%
2004                                           0.94%        1.00%  to  2.20%      17.70%      to   15.65%(15)
2003                                           0.22%        1.00%  to  1.85%      41.56%      to   46.00%(10)
2002                                             --         1.00%  to  1.60%     (23.00%)(7)  to   (7.00%)(9)
2001                                             --           --         --          --               --

OPPEN HI INC VA
2005                                           6.94%        1.40%  to  1.40%       0.90%      to    0.90%
2004                                           6.35%        1.40%  to  1.40%       7.45%      to    7.45%
2003                                           7.21%        1.40%  to  1.40%      22.11%      to   22.11%
2002                                          11.13%        1.40%  to  1.40%      (3.06%)     to   (3.06%)
2001                                          10.45%        1.40%  to  1.40%       0.00%      to    0.00%

OPPEN HI INC VA, SERV
2005                                           6.27%        1.00%  to  1.85%       1.00%      to    0.14%
2004                                           5.68%        1.00%  to  1.85%       7.65%      to    6.74%
2003                                           1.56%        1.00%  to  1.85%      22.92%      to   11.00%(10)
2002                                             --         1.00%  to  1.35%      (4.00%)(7)  to   (4.00%)(7)
2001                                             --           --         --          --               --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 413

                                                          AT DEC. 31
                                        ---------------------------------------------
                                         UNITS   ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                        ---------------------------------------------
OPPEN MAIN ST VA
2005                                       449      $ 0.99  to  $ 0.99       $    447
2004                                       560      $ 0.95  to  $ 0.95       $    532
2003                                       465      $ 0.88  to  $ 0.88       $    409
2002                                       538      $ 0.71  to  $ 0.71       $    379
2001                                       591      $ 0.88  to  $ 0.88       $    521

OPPEN MAIN ST SM CAP VA, SERV
2005                                     6,200      $ 1.45  to  $ 1.25       $  9,333
2004                                     6,139      $ 1.34  to  $ 1.16       $  8,531
2003                                     3,352      $ 1.13  to  $ 1.44       $  4,023
2002                                       423      $ 0.79  to  $ 0.95       $    342
2001                                        --          --          --             --

OPPEN STRATEGIC BOND VA
2005                                       276      $ 1.45  to  $ 1.45       $    400
2004                                       275      $ 1.43  to  $ 1.43       $    394
2003                                       247      $ 1.34  to  $ 1.34       $    331
2002                                       268      $ 1.15  to  $ 1.15       $    308
2001                                       238      $ 1.08  to  $ 1.08       $    258

OPPEN STRATEGIC BOND VA, SERV
2005                                    83,333      $ 1.31  to  $ 1.07       $ 99,692
2004                                    42,873      $ 1.29  to  $ 1.07       $ 51,868
2003                                    14,951      $ 1.20  to  $ 1.07       $ 17,584
2002                                       841      $ 1.04  to  $ 1.03       $    868
2001                                        --          --          --             --

PUT VT DIV INC, CL IA
2005                                     2,144      $ 1.76  to  $ 1.76       $  3,778
2004                                     2,899      $ 1.73  to  $ 1.73       $  5,014
2003                                     3,536      $ 1.60  to  $ 1.60       $  5,658
2002                                     4,181      $ 1.35  to  $ 1.35       $  5,640
2001                                     5,433      $ 1.29  to  $ 1.29       $  6,995

PUT VT DIV INC, CL IB
2005                                     1,973      $ 1.37  to  $ 1.37       $  2,696
2004                                     2,283      $ 1.34  to  $ 1.34       $  3,070
2003                                     2,512      $ 1.25  to  $ 1.25       $  3,138
2002                                     2,872      $ 1.06  to  $ 1.06       $  3,030
2001                                     3,528      $ 1.01  to  $ 1.01       $  3,564

PUT VT GLOBAL EQ, CL IA
2005                                     1,148      $ 1.18  to  $ 1.18       $  1,359
2004                                     1,504      $ 1.10  to  $ 1.10       $  1,655
2003                                     1,853      $ 0.98  to  $ 0.98       $  1,815
2002                                     2,036      $ 0.77  to  $ 0.77       $  1,561
2001                                     2,188      $ 1.00  to  $ 1.00       $  2,186

PUT VT GRO & INC, CL IA
2005                                     3,345      $ 2.43  to  $ 2.43       $  8,139
2004                                     4,457      $ 2.34  to  $ 2.34       $ 10,425
2003                                     5,362      $ 2.13  to  $ 2.13       $ 11,421
2002                                     6,087      $ 1.69  to  $ 1.69       $ 10,296
2001                                     7,387      $ 2.11  to  $ 2.11       $ 15,603

                                                              FOR THE YEAR ENDED DEC. 31
                                        ---------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO              TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)       LOWEST TO HIGHEST(3)
                                        ---------------------------------------------------------------------
OPPEN MAIN ST VA
2005                                           1.39%        1.40%  to  1.40%       4.51%      to    4.51%
2004                                           0.86%        1.40%  to  1.40%       7.94%      to    7.94%
2003                                           0.96%        1.40%  to  1.40%      23.94%      to   23.94%
2002                                           0.76%        1.40%  to  1.40%     (19.32%)     to  (19.32%)
2001                                           0.61%        1.40%  to  1.40%     (11.11%)     to  (11.11%)

OPPEN MAIN ST SM CAP VA, SERV
2005                                             --         1.00%  to  2.20%       8.63%      to    7.34%
2004                                             --         1.00%  to  2.20%      18.00%      to   17.53%(15)
2003                                             --         1.00%  to  1.85%      43.04%      to   44.00%(10)
2002                                             --         1.00%  to  1.70%     (21.00%)(7)  to   (5.00%)(8)
2001                                             --           --         --          --               --

OPPEN STRATEGIC BOND VA
2005                                           4.40%        1.40%  to  1.40%       1.25%      to    1.25%
2004                                           5.73%        1.40%  to  1.40%       7.17%      to    7.17%
2003                                           6.19%        1.40%  to  1.40%      16.52%      to   16.52%
2002                                           7.66%        1.40%  to  1.40%       6.48%      to    6.48%
2001                                           2.45%        1.40%  to  1.40%       2.86%      to    2.86%

OPPEN STRATEGIC BOND VA, SERV
2005                                           3.42%        1.00%  to  2.20%       1.47%      to    0.26%
2004                                           3.49%        1.00%  to  2.20%       7.36%      to    6.60%(15)
2003                                           1.28%        1.00%  to  1.85%      15.38%      to    7.00%(10)
2002                                             --         1.00%  to  1.70%       4.00%(7)   to    3.00%(6)
2001                                             --           --         --          --               --

PUT VT DIV INC, CL IA
2005                                           7.96%        1.40%  to  1.40%       1.85%      to    1.85%
2004                                           9.61%        1.40%  to  1.40%       8.06%      to    8.06%
2003                                           9.28%        1.40%  to  1.40%      18.52%      to   18.52%
2002                                           9.30%        1.40%  to  1.40%       4.65%      to    4.65%
2001                                           7.63%        1.40%  to  1.40%       2.38%      to    2.38%

PUT VT DIV INC, CL IB
2005                                           7.43%        1.40%  to  1.40%       1.62%      to    1.62%
2004                                           9.44%        1.40%  to  1.40%       7.69%      to    7.69%
2003                                           9.01%        1.40%  to  1.40%      17.92%      to   17.92%
2002                                           8.99%        1.40%  to  1.40%       4.95%      to    4.95%
2001                                           7.52%        1.40%  to  1.40%       2.02%      to    2.02%

PUT VT GLOBAL EQ, CL IA
2005                                           1.07%        1.40%  to  1.40%       7.58%      to    7.58%
2004                                           2.34%        1.40%  to  1.40%      12.36%      to   12.36%
2003                                           1.23%        1.40%  to  1.40%      27.27%      to   27.27%
2002                                           0.32%        1.40%  to  1.40%     (23.00%)     to  (23.00%)
2001                                             --         1.40%  to  1.40%     (30.56%)     to  (30.56%)

PUT VT GRO & INC, CL IA
2005                                           1.92%        1.40%  to  1.40%       4.04%      to    4.04%
2004                                           1.84%        1.40%  to  1.40%       9.82%      to    9.82%
2003                                           2.12%        1.40%  to  1.40%      26.04%      to   26.04%
2002                                           1.83%        1.40%  to  1.40%     (19.91%)     to  (19.91%)
2001                                           1.75%        1.40%  to  1.40%      (7.46%)     to   (7.46%)

414 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                          AT DEC. 31
                                        ---------------------------------------------
                                         UNITS   ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                        ---------------------------------------------
PUT VT GRO & INC, CL IB
2005                                    11,028      $ 1.15  to  $ 1.45       $ 13,318
2004                                    11,821      $ 1.10  to  $ 1.40       $ 13,763
2003                                    12,384      $ 1.00  to  $ 1.29       $ 13,193
2002                                    11,965      $ 0.79  to  $ 0.81       $ 10,182
2001                                    10,125      $ 0.99  to  $ 1.16       $ 11,043

PUT VT HEALTH SCIENCES, CL IB
2005                                     2,461      $ 1.36  to  $ 1.14       $  3,043
2004                                     2,401      $ 1.21  to  $ 1.03       $  2,660
2003                                     1,391      $ 1.14  to  $ 1.19       $  1,457
2002                                       261      $ 0.98  to  $ 0.84       $    224
2001                                        --          --          --             --

PUT VT HI YIELD, CL IA
2005                                       870      $ 1.75  to  $ 1.75       $  1,529
2004                                     1,300      $ 1.72  to  $ 1.72       $  2,237
2003                                     1,564      $ 1.57  to  $ 1.57       $  2,460
2002                                     1,898      $ 1.26  to  $ 1.26       $  2,385
2001                                     2,714      $ 1.28  to  $ 1.28       $  3,477

PUT VT HI YIELD, CL IB
2005                                       974      $ 1.31  to  $ 1.31       $  1,280
2004                                     1,139      $ 1.29  to  $ 1.29       $  1,473
2003                                     1,246      $ 1.19  to  $ 1.19       $  1,478
2002                                     1,409      $ 0.95  to  $ 0.95       $  1,339
2001                                     1,726      $ 0.97  to  $ 0.97       $  1,676

PUT VT INC, CL IB
2005                                       224      $ 1.29  to  $ 1.06       $    258
2004                                       183      $ 1.28  to  $ 1.05       $    211
2003                                       207      $ 1.24  to  $ 1.02       $    233
2002                                       144      $ 1.20  to  $ 1.05       $    166
2001                                        44      $ 1.12  to  $ 1.12       $     48

PUT VT INTL EQ, CL IB
2005                                    26,955      $ 1.29  to  $ 1.25       $ 27,053
2004                                    29,460      $ 1.17  to  $ 1.14       $ 26,369
2003                                    26,483      $ 1.01  to  $ 1.34       $ 20,529
2002                                    23,040      $ 0.80  to  $ 0.47       $ 13,368
2001                                    22,693      $ 0.90  to  $ 0.58       $ 15,731

PUT VT INTL GRO & INC, CL IB
2005                                         8      $ 1.31  to  $ 1.31       $     10
2004                                         7      $ 1.16  to  $ 1.16       $      8
2003                                         7      $ 0.97  to  $ 0.97       $      7
2002                                        42      $ 0.72  to  $ 0.72       $     30
2001                                        55      $ 0.84  to  $ 0.84       $     47

PUT VT INTL NEW OPP, CL IB
2005                                     2,873      $ 0.79  to  $ 0.95       $  2,327
2004                                     3,043      $ 0.68  to  $ 0.81       $  2,108
2003                                     4,466      $ 0.60  to  $ 0.73       $  2,904
2002                                     3,772      $ 0.46  to  $ 0.55       $  1,791
2001                                     6,641      $ 0.53  to  $ 0.65       $  3,964

                                                               FOR THE YEAR ENDED DEC. 31
                                        -----------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO               TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)        LOWEST TO HIGHEST(3)
                                        -----------------------------------------------------------------------
PUT VT GRO & INC, CL IB
2005                                           1.57%        1.00%  to  1.85%       4.18%       to   3.30%
2004                                           1.59%        1.00%  to  1.85%      10.01%       to   9.07%
2003                                           1.74%        1.00%  to  1.85%      26.58%       to  29.00%(10)
2002                                           1.51%        1.00%  to  1.50%     (20.20%)      to (19.00%)(5)
2001                                           1.43%        1.00%  to  1.40%      (7.48%)      to  (7.94%)

PUT VT HEALTH SCIENCES, CL IB
2005                                           0.06%        1.00%  to  2.20%      12.08%       to  10.74%
2004                                           0.17%        1.00%  to  2.20%       6.06%       to   2.56%(15)
2003                                           0.30%        1.00%  to  1.85%      14.00%(9)(*) to  19.00%(10)
2002                                             --         1.10%  to  1.70%      (2.00%)(9)   to (16.00%)(6)
2001                                             --           --   --    --          --        --     --

PUT VT HI YIELD, CL IA
2005                                           9.11%        1.40%  to  1.40%       2.04%       to   2.04%
2004                                           8.58%        1.40%  to  1.40%       9.45%       to   9.45%
2003                                          10.90%        1.40%  to  1.40%      24.60%       to  24.60%
2002                                          13.64%        1.40%  to  1.40%      (1.56%)      to  (1.56%)
2001                                          14.20%        1.40%  to  1.40%       2.40%       to   2.40%

PUT VT HI YIELD, CL IB
2005                                           8.15%        1.40%  to  1.40%       1.67%       to   1.67%
2004                                           8.36%        1.40%  to  1.40%       9.01%       to   9.01%
2003                                          10.58%        1.40%  to  1.40%      25.26%       to  25.26%
2002                                          12.92%        1.40%  to  1.40%      (2.06%)      to  (2.06%)
2001                                          14.13%        1.40%  to  1.40%       2.11%       to   2.11%

PUT VT INC, CL IB
2005                                           3.29%        1.15%  to  1.80%       1.19%       to   0.54%
2004                                           3.82%        1.15%  to  1.80%       3.24%       to   2.58%
2003                                           3.67%        1.15%  to  1.80%       3.33%       to   2.00%(5)(*)
2002                                           2.53%        1.15%  to  1.60%       7.14%       to   5.00%(5)
2001                                           5.46%        1.15%  to  1.25%       5.66%       to   5.66%

PUT VT INTL EQ, CL IB
2005                                           1.47%        1.00%  to  2.20%      11.08%       to   9.75%
2004                                           1.45%        1.00%  to  2.20%      15.04%       to  14.40%(15)
2003                                           0.81%        1.00%  to  1.85%      26.25%       to  34.00%(10)
2002                                           0.84%        1.00%  to  1.70%     (20.00%)(7)   to (18.97%)
2001                                           0.27%        1.15%  to  1.70%     (21.74%)      to (22.67%)

PUT VT INTL GRO & INC, CL IB
2005                                           0.96%        1.40%  to  1.40%      12.52%       to  12.52%
2004                                           1.26%        1.40%  to  1.40%      19.30%       to  19.30%
2003                                           1.10%        1.40%  to  1.40%      34.72%       to  34.72%
2002                                           0.62%        1.40%  to  1.40%     (14.29%)      to (14.29%)
2001                                           0.95%        1.40%  to  1.40%     (22.22%)      to (22.22%)

PUT VT INTL NEW OPP, CL IB
2005                                           0.65%        1.00%  to  1.40%      17.19%       to  16.72%
2004                                           1.35%        1.00%  to  1.40%      12.22%       to  11.77%
2003                                           0.34%        1.00%  to  1.40%      30.43%       to  32.73%
2002                                           0.53%        1.00%  to  1.40%     (13.21%)      to (15.38%)
2001                                             --         1.00%  to  1.40%     (30.26%)      to (30.11%)

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 415

                                                          AT DEC. 31
                                        ---------------------------------------------
                                         UNITS   ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                        ---------------------------------------------
PUT VT NEW OPP, CL IA
2005                                     2,187      $ 2.02  to  $ 2.02       $  4,420
2004                                     2,928      $ 1.86  to  $ 1.86       $  5,432
2003                                     3,442      $ 1.70  to  $ 1.70       $  5,858
2002                                     4,079      $ 1.30  to  $ 1.30       $  5,307
2001                                     4,835      $ 1.89  to  $ 1.89       $  9,152

PUT VT RESEARCH, CL IB
2005                                       360      $ 1.11  to  $ 1.38       $    402
2004                                       375      $ 1.07  to  $ 1.33       $    404
2003                                       335      $ 1.00  to  $ 1.26       $    337
2002                                        65      $ 0.81  to  $ 0.81       $     52
2001                                        --          --          --             --

PUT VT SM CAP VAL, CL IB
2005                                       311      $ 1.26  to  $ 1.23       $    389
2004                                       126      $ 1.19  to  $ 1.18       $    151
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

PUT VT VISTA, CL IB
2005                                    19,960      $ 0.71  to  $ 1.24       $ 13,431
2004                                    23,065      $ 0.64  to  $ 1.13       $ 13,950
2003                                    24,994      $ 0.55  to  $ 1.32       $ 12,958
2002                                    27,090      $ 0.42  to  $ 0.33       $ 10,597
2001                                    33,428      $ 0.60  to  $ 0.48       $ 19,129

PUT VT VOYAGER, CL IA
2005                                       604      $ 1.36  to  $ 1.36       $    820
2004                                       747      $ 1.30  to  $ 1.30       $    971
2003                                       906      $ 1.25  to  $ 1.25       $  1,134
2002                                     1,025      $ 1.01  to  $ 1.01       $  1,039
2001                                     1,116      $ 1.39  to  $ 1.39       $  1,554

PUT VT VOYAGER, CL IB
2005                                     2,658      $ 1.30  to  $ 1.30       $  3,443
2004                                     3,108      $ 1.24  to  $ 1.24       $  3,862
2003                                     3,645      $ 1.20  to  $ 1.20       $  4,373
2002                                     4,080      $ 0.97  to  $ 0.97       $  3,974
2001                                     4,806      $ 1.34  to  $ 1.34       $  6,462

RVS VP BAL
2005                                     7,089      $ 0.99  to  $ 1.05       $ 10,143
2004                                     8,244      $ 0.97  to  $ 1.03       $ 11,890
2003                                     8,383      $ 0.89  to  $ 0.96       $ 11,978
2002                                     8,237      $ 0.75  to  $ 0.74       $ 10,219
2001                                     8,755      $ 0.87  to  $ 0.86       $ 13,311

RVS VP CASH MGMT
2005                                    26,657      $ 1.07  to  $ 0.99       $ 28,914
2004                                    27,673      $ 1.05  to  $ 0.99       $ 29,764
2003                                    27,953      $ 1.05  to  $ 0.99       $ 29,988
2002                                    35,240      $ 1.06  to  $ 0.99       $ 38,732
2001                                    33,561      $ 1.06  to  $ 1.05       $ 37,056

                                                              FOR THE YEAR ENDED DEC. 31
                                        ---------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO              TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)       LOWEST TO HIGHEST(3)
                                        ---------------------------------------------------------------------
PUT VT NEW OPP, CL IA
2005                                           0.39%        1.40%  to  1.40%       8.80%      to   8.80%
2004                                             --         1.40%  to  1.40%       9.03%      to   9.03%
2003                                             --         1.40%  to  1.40%      30.77%      to  30.77%
2002                                             --         1.40%  to  1.40%     (31.22%)     to (31.22%)
2001                                             --         1.40%  to  1.40%     (31.02%)     to (31.02%)

PUT VT RESEARCH, CL IB
2005                                           0.83%        1.00%  to  1.85%       3.97%      to   3.10%
2004                                             --         1.00%  to  1.85%       6.49%      to   5.59%
2003                                           0.10%        1.00%  to  1.85%      23.46%      to  26.00%(10)
2002                                             --         1.00%  to  1.35%     (19.00%)(7)  to (19.00%)(7)
2001                                             --           --         --          --              --

PUT VT SM CAP VAL, CL IB
2005                                           0.14%        1.15%  to  2.20%       5.81%      to   4.71%
2004                                             --         1.15%  to  2.20%      20.04%(15)  to  19.20%(15)
2003                                             --           --         --          --              --
2002                                             --           --         --          --              --
2001                                             --           --         --          --              --

PUT VT VISTA, CL IB
2005                                             --         1.00%  to  2.20%      11.04%      to   9.72%
2004                                             --         1.00%  to  2.20%      17.43%      to  14.79%(15)
2003                                             --         1.00%  to  1.85%      30.95%      to  32.00%(10)
2002                                             --         1.00%  to  1.70%     (30.00%)     to (31.25%)
2001                                             --         1.00%  to  1.70%     (34.78%)     to (34.25%)

PUT VT VOYAGER, CL IA
2005                                           0.95%        1.40%  to  1.40%       4.47%      to   4.47%
2004                                           0.48%        1.40%  to  1.40%       3.87%      to   3.87%
2003                                           0.65%        1.40%  to  1.40%      23.76%      to  23.76%
2002                                           0.88%        1.40%  to  1.40%     (27.34%)     to (27.34%)
2001                                           0.12%        1.40%  to  1.40%     (23.63%)     to (23.63%)

PUT VT VOYAGER, CL IB
2005                                           0.70%        1.40%  to  1.40%       4.23%      to   4.23%
2004                                           0.26%        1.40%  to  1.40%       3.57%      to   3.57%
2003                                           0.39%        1.40%  to  1.40%      23.71%      to  23.71%
2002                                           0.66%        1.40%  to  1.40%     (27.61%)     to (27.61%)
2001                                             --         1.40%  to  1.40%     (23.86%)     to (23.86%)

RVS VP BAL
2005                                           2.57%        1.00%  to  1.80%       2.89%      to   2.06%
2004                                           2.27%        1.00%  to  1.80%       8.50%      to   7.65%
2003                                           2.26%        1.00%  to  1.80%      18.67%      to  (4.00%)
2002                                           2.58%        1.00%  to  1.80%     (13.79%)     to (13.95%)(5)
2001                                           2.51%        1.00%  to  1.60%     (11.22%)     to (12.24%)

RVS VP CASH MGMT
2005                                           2.59%        1.00%  to  2.20%       1.59%      to   0.39%
2004                                           0.73%        1.00%  to  2.20%      (0.27%)     to  (0.90%)(15)
2003                                           0.51%        1.00%  to  1.85%      (0.94%)     to  (1.00%)(10)
2002                                           1.16%        1.00%  to  1.80%       0.00%      to  (1.00%)(5)
2001                                           3.41%        1.00%  to  1.60%       2.91%      to   1.94%

416 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                          AT DEC. 31
                                        ---------------------------------------------
                                         UNITS   ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                        ---------------------------------------------
RVS VP DIV BOND
2005                                    30,043      $ 1.13  to  $ 1.03       $ 38,123
2004                                    31,737      $ 1.11  to  $ 1.03       $ 40,367
2003                                    15,697      $ 1.08  to  $ 1.02       $ 20,544
2002                                     9,269      $ 1.04  to  $ 1.01       $ 13,344
2001                                    10,726      $ 1.12  to  $ 1.09       $ 15,098

RVS VP DIV EQ INC
2005                                    60,233      $ 1.44  to  $ 1.28       $ 88,882
2004                                    12,504      $ 1.28  to  $ 1.15       $ 17,312
2003                                     8,086      $ 1.10  to  $ 1.44       $  9,464
2002                                     3,592      $ 0.78  to  $ 0.86       $  3,025
2001                                     2,281      $ 1.01  to  $ 1.08       $  2,436

RVS VP EMER MKTS
2005                                    27,965      $ 1.90  to  $ 1.52       $ 43,466
2004                                     9,386      $ 1.43  to  $ 1.16       $ 11,078
2003                                        61      $ 1.17  to  $ 1.17       $     71
2002                                        94      $ 0.84  to  $ 0.84       $     79
2001                                        46      $ 0.90  to  $ 0.90       $     42

RVS VP GRO
2005                                     1,409      $ 1.13  to  $ 1.13       $    847
2004                                     1,450      $ 1.05  to  $ 1.07       $    800
2003                                     1,426      $ 0.98  to  $ 1.22       $    778
2002                                       790      $ 0.81  to  $ 0.38       $    300
2001                                       857      $ 0.50  to  $ 0.52       $    443

RVS VP HI YIELD BOND
2005                                    25,254      $ 1.24  to  $ 1.10       $ 28,933
2004                                    13,631      $ 1.21  to  $ 1.08       $ 15,492
2003                                     9,802      $ 1.10  to  $ 1.08       $ 10,237
2002                                     9,364      $ 0.89  to  $ 0.83       $  7,927
2001                                    10,414      $ 0.96  to  $ 0.90       $  9,593

RVS VP INC OPP
2005                                        52      $ 1.11  to  $ 1.10       $     76
2004                                    15,060      $ 1.09  to  $ 1.09       $ 16,390
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

RVS VP INTL OPP
2005                                     1,686      $ 1.29  to  $ 1.27       $  2,378
2004                                     1,983      $ 1.14  to  $ 1.14       $  2,515
2003                                     2,080      $ 1.11  to  $ 1.11       $  2,309
2002                                     2,254      $ 0.88  to  $ 0.88       $  1,981
2001                                     2,733      $ 1.09  to  $ 1.09       $  2,978

RVS VP LG CAP EQ
2005                                    90,004      $ 1.11  to  $ 1.09       $ 85,540
2004                                    57,070      $ 1.06  to  $ 1.05       $ 53,075
2003                                     6,065      $ 0.66  to  $ 1.31       $  7,907
2002                                     5,886      $ 0.52  to  $ 0.51       $  6,413
2001                                     7,991      $ 0.67  to  $ 0.67       $ 10,534

                                                               FOR THE YEAR ENDED DEC. 31
                                        -----------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO               TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)        LOWEST TO HIGHEST(3)
                                        -----------------------------------------------------------------------
RVS VP DIV BOND
2005                                           3.71%        1.00%  to  2.20%       1.10%      to   (0.09%)
2004                                           3.85%        1.00%  to  2.20%       3.45%      to    2.86%(15)
2003                                           3.56%        1.00%  to  1.85%       3.85%      to    2.00%(10)
2002                                           5.06%        1.00%  to  1.70%       4.00%(7)   to    1.00%(5)
2001                                           6.46%        1.15%  to  1.60%       6.67%      to    5.83%

RVS VP DIV EQ INC
2005                                           1.74%        1.00%  to  2.20%      12.38%      to   11.04%
2004                                           1.65%        1.00%  to  2.20%      17.03%      to   15.94%(15)
2003                                           1.54%        1.00%  to  1.85%      41.03%      to   44.00%(10)
2002                                           1.57%        1.00%  to  1.70%     (22.00%)(7)  to  (20.37%)
2001                                           1.26%        1.15%  to  1.70%       1.00%      to    0.00%

RVS VP EMER MKTS
2005                                           0.20%        1.15%  to  2.20%      32.27%      to   30.90%
2004                                           6.36%        1.15%  to  2.20%      22.73%      to   18.99%(15)
2003                                           1.42%        1.15%  to  1.25%      39.29%      to   39.29%
2002                                             --         1.15%  to  1.25%      (6.67%)     to   (6.67%)
2001                                           0.03%        1.15%  to  1.25%      (2.17%)     to   (2.17%)

RVS VP GRO
2005                                           0.37%        1.00%  to  2.20%       7.53%      to    6.25%
2004                                           0.32%        1.00%  to  2.20%       7.35%      to    7.26%(15)
2003                                           0.21%        1.00%  to  1.85%      20.99%      to   22.00%(10)
2002                                           0.07%        1.00%  to  1.60%     (19.00%)(7)  to  (26.92%)
2001                                             --         1.40%  to  1.60%     (32.43%)     to  (32.47%)

RVS VP HI YIELD BOND
2005                                           6.44%        1.15%  to  2.20%       2.83%      to    1.74%
2004                                           6.97%        1.15%  to  2.20%      10.12%      to    8.02%(15)
2003                                           7.71%        1.15%  to  1.80%      23.60%      to    8.00%(5)(*)
2002                                           7.49%        1.15%  to  1.70%      (7.29%)     to   (7.78%)
2001                                          11.02%        1.15%  to  1.70%       4.35%      to    3.45%

RVS VP INC OPP
2005                                           5.61%        1.15%  to  2.20%       2.12%      to    1.09%
2004                                           6.58%        1.15%  to  2.20%       9.53%(16)  to    8.84%(16)
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

RVS VP INTL OPP
2005                                           1.38%        1.15%  to  2.20%      12.55%      to   11.38%
2004                                           1.10%        1.15%  to  2.20%      15.82%(15)  to   15.01%(15)
2003                                           0.92%        1.40%  to  1.40%      26.14%      to   26.14%
2002                                           0.99%        1.40%  to  1.40%     (19.27%)     to  (19.27%)
2001                                           1.22%        1.40%  to  1.40%     (29.68%)     to  (29.68%)

RVS VP LG CAP EQ
2005                                           1.14%        1.15%  to  2.20%       4.96%      to    3.87%
2004                                           1.11%        1.15%  to  2.20%       5.87%(15)  to    5.14%(15)
2003                                           0.62%        1.20%  to  1.80%      26.92%      to   31.00%(11)
2002                                           0.53%        1.20%  to  1.65%     (22.39%)     to  (23.88%)
2001                                           0.30%        1.20%  to  1.70%     (19.28%)     to  (19.28%)

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 417

                                                          AT DEC. 31
                                        ---------------------------------------------
                                         UNITS   ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                        ---------------------------------------------
RVS VP LG CAP VAL
2005                                       103      $ 1.14  to  $ 1.12       $    117
2004                                        43      $ 1.10  to  $ 1.10       $     49
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

RVS VP MID CAP GRO
2005                                     4,660      $ 1.46  to  $ 1.15       $  6,202
2004                                     2,931      $ 1.33  to  $ 1.06       $  3,592
2003                                       139      $ 1.24  to  $ 1.26       $    166
2002                                        20      $ 1.02  to  $ 1.02       $     20
2001                                        --          --          --             --

RVS VP NEW DIM
2005                                    25,035      $ 0.74  to  $ 1.02       $ 20,612
2004                                    26,605      $ 0.74  to  $ 1.03       $ 21,999
2003                                    23,456      $ 0.72  to  $ 1.25       $ 19,304
2002                                    19,141      $ 0.59  to  $ 0.54       $ 12,751
2001                                    18,441      $ 0.76  to  $ 0.70       $ 16,072

RVS VP S&P 500
2005                                    20,792      $ 0.88  to  $ 1.10       $ 20,130
2004                                    20,888      $ 0.85  to  $ 1.08       $ 19,455
2003                                    17,073      $ 0.78  to  $ 1.28       $ 13,890
2002                                    12,693      $ 0.61  to  $ 0.61       $  7,773
2001                                     4,864      $ 0.80  to  $ 0.80       $  3,895

RVS VP SELECT VAL
2005                                        16      $ 1.09  to  $ 1.08       $     18
2004                                         2      $ 1.10  to  $ 1.09       $      3
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

RVS VP SHORT DURATION
2005                                    37,202      $ 1.18  to  $ 0.99       $ 41,599
2004                                    34,307      $ 1.17  to  $ 0.99       $ 38,866
2003                                    32,487      $ 1.17  to  $ 0.99       $ 37,273
2002                                    25,382      $ 1.17  to  $ 1.14       $ 29,393
2001                                    11,196      $ 1.11  to  $ 1.10       $ 12,400

RVS VP SM CAP ADV
2005                                     4,222      $ 1.41  to  $ 1.47       $  5,359
2004                                     4,474      $ 1.36  to  $ 1.42       $  5,496
2003                                     4,455      $ 1.16  to  $ 1.22       $  4,704
2002                                     2,634      $ 0.79  to  $ 0.67       $  1,921
2001                                     2,120      $ 0.96  to  $ 0.82       $  1,886

RVS VP SM CAP VAL
2005                                    54,044      $ 1.34  to  $ 1.19       $ 70,303
2004                                    19,542      $ 1.28  to  $ 1.15       $ 24,693
2003                                     1,963      $ 1.08  to  $ 1.40       $  2,172
2002                                       297      $ 0.79  to  $ 0.79       $    235
2001                                        --          --          --             --

                                                               FOR THE YEAR ENDED DEC. 31
                                        -----------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO               TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)        LOWEST TO HIGHEST(3)
                                        -----------------------------------------------------------------------
RVS VP LG CAP VAL
2005                                           1.57%        1.15%  to  2.20%       3.34%      to    2.27%
2004                                           2.65%        1.15%  to  2.20%      10.84%(15)  to   10.06%(15)
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

RVS VP MID CAP GRO
2005                                             --         1.00%  to  2.20%       9.03%      to    7.73%
2004                                             --         1.00%  to  2.20%       8.02%      to    7.64%(15)
2003                                             --         1.00%  to  1.85%      21.57%      to   26.00%(10)
2002                                             --         1.00%  to  1.50%       2.00%(9)   to    2.00%(9)
2001                                             --           --         --          --               --

RVS VP NEW DIM
2005                                           0.59%        1.00%  to  2.20%       0.30%      to   (0.90%)
2004                                           1.04%        1.00%  to  2.20%       2.25%      to    3.34%(15)
2003                                           0.68%        1.00%  to  1.85%      22.03%      to   25.00%(10)
2002                                           0.50%        1.00%  to  1.70%     (22.37%)     to  (22.86%)
2001                                           0.23%        1.00%  to  1.70%     (17.39%)     to  (18.60%)

RVS VP S&P 500
2005                                           1.39%        1.00%  to  2.20%       3.37%      to    2.14%
2004                                           1.48%        1.00%  to  2.20%       9.17%      to    8.75%(15)
2003                                           1.22%        1.00%  to  1.85%      27.87%      to   28.00%(10)
2002                                           1.04%        1.00%  to  1.35%     (23.75%)     to  (23.75%)
2001                                           1.10%        1.00%  to  1.35%     (12.77%)     to  (13.04%)

RVS VP SELECT VAL
2005                                           0.66%        1.15%  to  2.20%      (0.64%)     to   (1.69%)
2004                                           1.37%        1.15%  to  2.20%      10.66%(15)  to    9.87%(15)
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

RVS VP SHORT DURATION
2005                                           2.90%        1.00%  to  2.20%       0.57%      to   (0.63%)
2004                                           2.45%        1.00%  to  2.20%      (0.15%)     to   (0.61%)(15)
2003                                           2.30%        1.00%  to  1.85%       0.00%      to   (1.00%)(10)
2002                                           2.87%        1.00%  to  1.70%       5.41%      to    3.64%
2001                                           4.47%        1.00%  to  1.70%       4.72%      to    4.76%

RVS VP SM CAP ADV
2005                                             --         1.00%  to  1.80%       3.79%      to    2.97%
2004                                           0.00%        1.00%  to  1.80%      17.36%      to   16.42%
2003                                             --         1.00%  to  1.80%      46.84%      to   22.00%(5)(*)
2002                                             --         1.00%  to  1.70%     (17.71%)     to  (18.29%)
2001                                             --         1.00%  to  1.70%      (7.69%)     to   (7.87%)

RVS VP SM CAP VAL
2005                                           0.25%        1.00%  to  2.20%       4.72%      to    3.47%
2004                                           0.06%        1.00%  to  2.20%      18.82%      to   15.53%(15)
2003                                           0.06%        1.00%  to  1.85%      36.71%      to   40.00%(10)
2002                                           0.33%        1.00%  to  1.70%     (21.00%)(7)  to  (21.00%)(6)
2001                                             --           --         --          --               --

418 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                          AT DEC. 31
                                        ---------------------------------------------
                                         UNITS   ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                        ---------------------------------------------
RVS VP STRATEGY AGGR
2005                                     2,484      $ 1.45  to  $ 1.45       $  3,614
2004                                     3,194      $ 1.35  to  $ 1.35       $  4,315
2003                                     3,701      $ 1.25  to  $ 1.25       $  4,635
2002                                     4,011      $ 0.99  to  $ 0.99       $  3,955
2001                                     4,343      $ 1.47  to  $ 1.47       $  6,383

ROYCE MICRO-CAP
2005                                     1,872      $ 2.68  to  $ 2.34       $  4,494
2004                                     2,287      $ 2.44  to  $ 2.13       $  4,986
2003                                     1,775      $ 2.17  to  $ 1.90       $  3,476
2002                                     2,098      $ 1.48  to  $ 1.29       $  2,748
2001                                     2,330      $ 1.72  to  $ 1.51       $  3,540

ROYCE SM-CAP
2005                                     1,527      $ 2.57  to  $ 2.45       $  3,740
2004                                     1,743      $ 2.40  to  $ 2.29       $  3,997
2003                                     1,642      $ 1.95  to  $ 1.86       $  3,066
2002                                     1,932      $ 1.40  to  $ 1.34       $  2,594
2001                                     1,363      $ 1.65  to  $ 1.58       $  2,166

STI CVT CAP APPR
2005                                     4,248      $ 1.25  to  $ 1.02       $  4,843
2004                                     1,751      $ 1.28  to  $ 1.05       $  2,086
2003                                       564      $ 1.21  to  $ 1.20       $    679
2002                                        --          --          --             --
2001                                        --          --          --             --

STI CVT INTL EQ
2005                                        76      $ 1.89  to  $ 1.29       $    143
2004                                        24      $ 1.69  to  $ 1.16       $     41
2003                                        16      $ 1.43  to  $ 1.42       $     23
2002                                        --          --          --             --
2001                                        --          --          --             --

STI CVT INVEST GR BOND
2005                                       516      $ 1.06  to  $ 1.04       $    545
2004                                       511      $ 1.05  to  $ 1.03       $    536
2003                                       299      $ 1.01  to  $ 1.00       $    304
2002                                        --          --          --             --
2001                                        --          --          --             --

STI CVT LG CAP RELATIVE VAL
2005                                       465      $ 1.57  to  $ 1.19       $    681
2004                                       403      $ 1.46  to  $ 1.11       $    547
2003                                       246      $ 1.29  to  $ 1.27       $    305
2002                                        --          --          --             --
2001                                        --          --          --             --

STI CVT LG CAP VAL EQ
2005                                       461      $ 1.48  to  $ 1.13       $    667
2004                                       448      $ 1.44  to  $ 1.11       $    635
2003                                       235      $ 1.26  to  $ 1.26       $    297
2002                                        --          --          --             --
2001                                        --          --          --             --

                                                              FOR THE YEAR ENDED DEC. 31
                                        ---------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO              TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)       LOWEST TO HIGHEST(3)
                                        ---------------------------------------------------------------------
RVS VP STRATEGY AGGR
2005                                           0.08%        1.40%  to  1.40%       7.66%      to    7.66%
2004                                             --         1.40%  to  1.40%       7.88%      to    7.88%
2003                                             --         1.40%  to  1.40%      26.26%      to   26.26%
2002                                             --         1.40%  to  1.40%     (32.65%)     to  (32.65%)
2001                                           0.21%        1.40%  to  1.40%     (33.78%)     to  (33.78%)

ROYCE MICRO-CAP
2005                                           0.52%        1.40%  to  1.60%      10.06%      to    9.84%
2004                                             --         1.40%  to  1.60%      12.26%      to   12.04%
2003                                             --         1.40%  to  1.60%      46.62%      to   47.29%
2002                                             --         1.40%  to  1.60%     (13.95%)     to  (14.57%)
2001                                             --         1.40%  to  1.60%      28.36%      to   27.97%

ROYCE SM-CAP
2005                                             --         1.40%  to  1.60%       7.06%      to    6.84%
2004                                             --         1.40%  to  1.60%      23.22%      to   22.97%
2003                                             --         1.40%  to  1.60%      39.29%      to   38.81%
2002                                             --         1.40%  to  1.60%     (15.15%)     to  (15.19%)
2001                                             --         1.40%  to  1.60%      19.57%      to   18.80%

STI CVT CAP APPR
2005                                           0.17%        1.00%  to  1.90%      (1.88%)     to   (2.76%)
2004                                           0.32%        1.00%  to  1.90%       5.69%      to    5.61%(15)
2003                                             --         1.00%  to  1.85%      21.00%(10)  to   20.00%(10)
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

STI CVT INTL EQ
2005                                           3.21%        1.00%  to  1.90%      11.84%      to   10.84%
2004                                           1.85%        1.00%  to  1.90%      18.16%      to   16.85%(15)
2003                                           1.14%        1.00%  to  1.85%      43.00%(10)  to   42.00%(10)
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

STI CVT INVEST GR BOND
2005                                           3.91%        1.00%  to  1.90%       1.16%      to    0.26%
2004                                           3.35%        1.00%  to  1.90%       3.12%      to    3.20%(15)
2003                                           3.50%        1.00%  to  1.85%       1.00%(10)  to    0.00%(10)
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

STI CVT LG CAP RELATIVE VAL
2005                                           0.95%        1.00%  to  1.90%       7.95%      to    6.98%
2004                                           0.90%        1.00%  to  1.90%      13.17%      to   11.51%(15)
2003                                           1.26%        1.00%  to  1.85%      29.00%(10)  to   27.00%(10)
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

STI CVT LG CAP VAL EQ
2005                                           1.64%        1.00%  to  1.90%       2.72%      to    1.81%
2004                                           1.56%        1.00%  to  1.90%      14.15%      to   11.55%(15)
2003                                           1.88%        1.00%  to  1.85%      26.00%(10)  to   26.00%(10)
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 419

                                                         AT DEC. 31
                                       ----------------------------------------------
                                        UNITS    ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                       ----------------------------------------------
STI CVT MID-CAP EQ
2005                                       130      $ 1.72  to  $ 1.30       $    215
2004                                       141      $ 1.52  to  $ 1.16       $    206
2003                                        82      $ 1.32  to  $ 1.30       $    108
2002                                        --          --          --             --
2001                                        --          --          --             --

STI CVT SM CAP VAL EQ
2005                                     2,564      $ 1.92  to  $ 1.30       $  4,056
2004                                     1,362      $ 1.73  to  $ 1.18       $  1,988
2003                                       228      $ 1.41  to  $ 1.39       $    319
2002                                        --          --          --             --
2001                                        --          --          --             --

THIRD AVE VAL
2005                                     2,399      $ 2.39  to  $ 2.56       $  5,967
2004                                     2,369      $ 2.11  to  $ 2.27       $  5,190
2003                                     2,379      $ 1.79  to  $ 1.92       $  4,402
2002                                     2,861      $ 1.27  to  $ 1.37       $  3,776
2001                                     2,794      $ 1.44  to  $ 1.56       $  4,225

VANK LIT COMSTOCK, CL II
2005                                   121,404      $ 1.52  to  $ 1.15       $162,337
2004                                    38,969      $ 1.48  to  $ 1.13       $ 51,759
2003                                     3,766      $ 1.27  to  $ 1.30       $  4,777
2002                                       578      $ 0.98  to  $ 0.98       $    567
2001                                        --          --          --             --

VANK LIT GRO & INC, CL II
2005                                     3,937      $ 1.49  to  $ 1.55       $  5,781
2004                                     3,970      $ 1.38  to  $ 1.44       $  5,382
2003                                     1,897      $ 1.22  to  $ 1.29       $  2,327
2002                                       124      $ 0.96  to  $ 0.96       $    120
2001                                        --          --          --             --

VANK UIF U.S. REAL EST, CL I
2005                                     1,136      $ 2.05  to  $ 2.18       $  2,271
2004                                     1,201      $ 1.77  to  $ 1.90       $  2,082
2003                                       525      $ 1.31  to  $ 1.42       $    696
2002                                        60      $ 0.96  to  $ 0.96       $     58
2001                                        --          --          --             --

VANK UIF U.S. REAL EST, CL II
2005                                     2,828      $ 1.59  to  $ 1.57       $  4,462
2004                                     1,311      $ 1.38  to  $ 1.37       $  1,803
2003                                        --          --          --             --
2002                                        --          --          --             --
2001                                        --          --          --             --

WANGER INTL SM CAP
2005                                    26,574      $ 1.45  to  $ 1.42       $ 36,841
2004                                     9,988      $ 1.21  to  $ 1.20       $ 11,135
2003                                     3,742      $ 1.04  to  $ 0.52       $  3,311
2002                                     1,688      $ 0.71  to  $ 0.35       $    811
2001                                     2,843      $ 0.83  to  $ 0.42       $  1,454

                                                              FOR THE YEAR ENDED DEC. 31
                                        ---------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO              TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)       LOWEST TO HIGHEST(3)
                                        ---------------------------------------------------------------------
STI CVT MID-CAP EQ
2005                                           0.45%        1.00%  to  1.90%      13.19%       to  12.18%
2004                                           0.72%        1.00%  to  1.90%      15.66%       to  16.43%(15)
2003                                           1.41%        1.00%  to  1.85%      32.00%(10)   to  30.00%(10)
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

STI CVT SM CAP VAL EQ
2005                                           0.49%        1.00%  to  1.90%      10.79%       to   9.80%
2004                                           0.27%        1.00%  to  1.90%      22.95%       to  19.13%(15)
2003                                           0.63%        1.00%  to  1.85%      41.00%(10)   to  39.00%(10)
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

THIRD AVE VAL
2005                                           1.32%        1.40%  to  1.60%      13.04%       to  12.81%
2004                                           0.54%        1.40%  to  1.60%      18.23%       to  17.99%
2003                                           0.18%        1.40%  to  1.60%      40.94%       to  40.15%
2002                                           0.19%        1.40%  to  1.60%     (11.81%)      to (12.18%)
2001                                           0.15%        1.40%  to  1.60%      11.63%       to  12.23%

VANK LIT COMSTOCK, CL II
2005                                           0.63%        1.00%  to  2.20%       3.08%       to   1.85%
2004                                           0.27%        1.00%  to  2.20%      16.26%       to  12.98%(15)
2003                                           0.38%        1.00%  to  1.85%      29.59%       to  30.00%(10)
2002                                             --         1.00%  to  1.80%      (2.00%)(9)   to  (2.00%)(9)
2001                                             --           --         --          --               --

VANK LIT GRO & INC, CL II
2005                                           0.85%        1.00%  to  1.85%       8.63%       to   7.71%
2004                                           0.60%        1.00%  to  1.85%      12.98%       to  12.03%
2003                                           0.18%        1.00%  to  1.85%      27.08%       to  29.00%(10)
2002                                             --         1.00%  to  1.50%      (4.00%)(9)   to  (4.00%)(9)
2001                                             --           --         --          --               --

VANK UIF U.S. REAL EST, CL I
2005                                           1.19%        1.00%  to  1.85%      15.89%       to  14.92%
2004                                           1.73%        1.00%  to  1.85%      35.06%       to  33.92%
2003                                             --         1.00%  to  1.85%      31.00%(9)(*) to  42.00%(10)
2002                                          27.24%        1.10%  to  1.40%      (4.00%)(9)   to  (4.00%)(9)
2001                                             --           --         --          --               --

VANK UIF U.S. REAL EST, CL II
2005                                           1.18%        1.15%  to  2.20%      15.42%       to  14.23%
2004                                           0.77%        1.15%  to  2.20%      38.80%(15)   to  37.83%(15)
2003                                             --           --         --          --               --
2002                                             --           --         --          --               --
2001                                             --           --         --          --               --

WANGER INTL SM CAP
2005                                           0.69%        1.15%  to  2.20%      20.14%       to  18.89%
2004                                           0.16%        1.15%  to  2.20%      21.23%(15)   to  20.38%(15)
2003                                           0.14%        1.40%  to  1.60%      46.48%       to  48.57%
2002                                             --         1.40%  to  1.60%     (14.46%)      to (16.67%)
2001                                             --         1.40%  to  1.60%     (22.43%)      to (22.22%)

420 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                                                          AT DEC. 31
                                        ---------------------------------------------
                                         UNITS   ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                        ---------------------------------------------
WANGER U.S. SM CO
2005                                    29,810      $ 1.27  to  $ 1.25       $ 38,709
2004                                     9,792      $ 1.16  to  $ 1.15       $ 11,758
2003                                     1,322      $ 1.33  to  $ 1.01       $  1,494
2002                                     1,191      $ 0.94  to  $ 0.72       $    949
2001                                     1,390      $ 1.15  to  $ 0.88       $  1,315

WF ADV VT ASSET ALLOC
2005                                    30,390      $ 1.13  to  $ 1.11       $ 31,846
2004                                    33,126      $ 1.08  to  $ 1.08       $ 33,485
2003                                    34,765      $ 0.95  to  $ 1.24       $ 32,657
2002                                    34,091      $ 0.79  to  $ 0.77       $ 26,564
2001                                    33,330      $ 0.91  to  $ 0.90       $ 30,216

WF ADV VT C&B LG CAP VAL
2005                                     4,339      $ 1.11  to  $ 1.09       $  4,510
2004                                     4,564      $ 1.08  to  $ 1.08       $  4,663
2003                                     4,325      $ 0.94  to  $ 1.30       $  4,035
2002                                     3,893      $ 0.76  to  $ 0.75       $  2,937
2001                                     2,808      $ 1.01  to  $ 1.00       $  2,831

WF ADV VT EQ INC
2005                                    21,112      $ 1.13  to  $ 1.11       $ 24,863
2004                                    18,932      $ 1.08  to  $ 1.08       $ 21,530
2003                                    15,051      $ 1.05  to  $ 1.27       $ 15,686
2002                                    14,017      $ 0.84  to  $ 0.83       $ 11,746
2001                                    10,575      $ 1.06  to  $ 1.05       $ 11,135

WF ADV VT INTL CORE
2005                                     3,442      $ 1.20  to  $ 1.18       $  2,929
2004                                     3,415      $ 1.11  to  $ 1.10       $  2,687
2003                                     2,654      $ 0.73  to  $ 1.39       $  1,925
2002                                     1,983      $ 0.56  to  $ 0.56       $  1,110
2001                                     1,568      $ 0.74  to  $ 0.73       $  1,156

WF ADV VT LG CO CORE
2005                                     3,341      $ 1.03  to  $ 1.01       $  2,143
2004                                     3,515      $ 1.06  to  $ 1.06       $  2,336
2003                                     3,213      $ 0.62  to  $ 1.24       $  1,989
2002                                     2,890      $ 0.51  to  $ 0.50       $  1,469
2001                                     2,656      $ 0.70  to  $ 0.69       $  1,846

WF ADV VT LG CO GRO
2005                                    69,394      $ 1.08  to  $ 1.06       $ 52,952
2004                                    54,368      $ 1.03  to  $ 1.02       $ 37,475
2003                                    52,739      $ 0.66  to  $ 1.30       $ 34,570
2002                                    51,559      $ 0.53  to  $ 0.52       $ 27,082
2001                                    54,018      $ 0.74  to  $ 0.74       $ 39,973

WF ADV VT MONEY MKT
2005                                    10,781      $ 1.01  to  $ 0.99       $ 11,261
2004                                    10,935      $ 1.00  to  $ 0.99       $ 11,367
2003                                    14,638      $ 1.06  to  $ 0.99       $ 15,242
2002                                    20,466      $ 1.06  to  $ 1.04       $ 21,473
2001                                    27,005      $ 1.06  to  $ 1.04       $ 28,354

                                                              FOR THE YEAR ENDED DEC. 31
                                        ---------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO              TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)       LOWEST TO HIGHEST(3)
                                        ---------------------------------------------------------------------
WANGER U.S. SM CO
2005                                             --         1.15%  to  2.20%       9.98%      to   8.84%
2004                                             --         1.15%  to  2.20%      16.98%(15)  to  16.17%(15)
2003                                             --         1.40%  to  1.60%      41.49%      to  40.28%
2002                                             --         1.40%  to  1.60%     (18.26%)     to (18.18%)
2001                                           0.04%        1.40%  to  1.60%      10.58%      to  10.00%

WF ADV VT ASSET ALLOC
2005                                           2.06%        1.15%  to  2.20%       3.79%      to   2.70%
2004                                           2.04%        1.15%  to  2.20%       8.94%(15)  to   8.19%(15)
2003                                           1.62%        1.20%  to  1.80%      20.25%      to  24.00%(11)
2002                                           2.06%        1.20%  to  1.70%     (13.19%)     to (14.44%)
2001                                           1.70%        1.20%  to  1.70%      (8.08%)     to  (8.16%)

WF ADV VT C&B LG CAP VAL
2005                                           0.78%        1.15%  to  2.20%       1.93%      to   0.86%
2004                                           1.61%        1.15%  to  2.20%       8.68%(15)  to   7.92%(15)
2003                                           1.68%        1.20%  to  1.80%      23.68%      to  30.00%(11)
2002                                           1.40%        1.20%  to  1.70%     (24.75%)     to (25.00%)
2001                                           0.67%        1.20%  to  1.70%      (7.34%)     to  (8.26%)

WF ADV VT EQ INC
2005                                           1.46%        1.15%  to  2.20%       4.17%      to   3.10%
2004                                           1.64%        1.15%  to  2.20%       8.58%(15)  to   7.81%(15)
2003                                           1.60%        1.20%  to  1.80%      25.00%      to  27.00%(11)
2002                                           1.66%        1.20%  to  1.70%     (20.75%)     to (20.95%)
2001                                           1.08%        1.20%  to  1.70%      (6.19%)     to  (6.25%)

WF ADV VT INTL CORE
2005                                           1.95%        1.15%  to  2.20%       8.44%      to   7.29%
2004                                           0.23%        1.15%  to  2.20%      10.84%(15)  to  10.06%(15)
2003                                           0.31%        1.20%  to  1.80%      30.36%      to  39.00%(11)
2002                                           0.20%        1.20%  to  1.70%     (24.32%)     to (23.29%)
2001                                           0.03%        1.20%  to  1.70%     (16.85%)     to (17.98%)

WF ADV VT LG CO CORE
2005                                           0.56%        1.15%  to  2.20%      (3.36%)     to  (4.35%)
2004                                             --         1.15%  to  2.20%       7.38%(15)  to   6.63%(15)
2003                                             --         1.20%  to  1.80%      21.57%      to  24.00%(11)
2002                                           0.12%        1.20%  to  1.70%     (27.14%)     to (27.54%)
2001                                           0.01%        1.20%  to  1.70%     (19.54%)     to (20.69%)

WF ADV VT LG CO GRO
2005                                           0.18%        1.15%  to  2.20%       4.49%      to   3.41%
2004                                             --         1.15%  to  2.20%       4.28%(15)  to   3.55%(15)
2003                                             --         1.20%  to  1.80%      24.53%      to  30.00%(11)
2002                                             --         1.20%  to  1.70%     (28.38%)     to (29.73%)
2001                                             --         1.20%  to  1.70%     (22.11%)     to (22.11%)

WF ADV VT MONEY MKT
2005                                           2.53%        1.15%  to  2.20%       1.41%      to   0.35%
2004                                           0.68%        1.15%  to  2.20%      (0.18%)(15) to  (0.89%)(15)
2003                                           0.66%        1.20%  to  1.80%       0.00%      to  (1.00%)(11)
2002                                           1.33%        1.20%  to  1.70%       0.00%      to   0.00%
2001                                           3.25%        1.20%  to  1.70%       1.92%      to   1.96%

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 421

                                                          AT DEC. 31
                                        ---------------------------------------------
                                         UNITS   ACCUMULATION UNIT VALUE   NET ASSETS
                                        (000S)      LOWEST TO HIGHEST        (000S)
                                        ---------------------------------------------
WF ADV VT SM CAP GRO
2005                                    14,211      $ 1.12  to  $ 1.10       $  5,929
2004                                    16,045      $ 1.06  to  $ 1.06       $  6,389
2003                                    16,745      $ 0.36  to  $ 1.49       $  5,940
2002                                    16,169      $ 0.25  to  $ 0.25       $  4,090
2001                                    18,634      $ 0.42  to  $ 0.41       $  7,738

WF ADV VT TOTAL RETURN BOND
2005                                    21,845      $ 1.04  to  $ 1.03       $ 26,184
2004                                    11,723      $ 1.04  to  $ 1.03       $ 14,553
2003                                     7,836      $ 1.30  to  $ 1.01       $ 10,043
2002                                     8,505      $ 1.22  to  $ 1.18       $ 10,200
2001                                     6,938      $ 1.14  to  $ 1.12       $  7,822

                                                              FOR THE YEAR ENDED DEC. 31
                                        ---------------------------------------------------------------------
                                           INVESTMENT         EXPENSE RATIO              TOTAL RETURN
                                        INCOME RATIO(1)   LOWEST TO HIGHEST(2)       LOWEST TO HIGHEST(3)
                                        ---------------------------------------------------------------------
WF ADV VT SM CAP GRO
2005                                             --         1.15%  to  2.20%       5.03%      to    3.94%
2004                                             --         1.15%  to  2.20%       8.95%(15)  to    8.18%(15)
2003                                             --         1.20%  to  1.80%      44.00%      to   49.00%(11)
2002                                             --         1.20%  to  1.70%     (40.48%)     to  (39.02%)
2001                                             --         1.20%  to  1.70%     (25.00%)     to  (26.79%)

WF ADV VT TOTAL RETURN BOND
2005                                           3.70%        1.15%  to  2.20%       0.74%      to   (0.31%)
2004                                           3.39%        1.15%  to  2.20%       3.39%(15)  to    2.68%(15)
2003                                           4.21%        1.20%  to  1.80%       6.56%      to    1.00%(11)
2002                                           5.93%        1.20%  to  1.70%       7.02%      to    5.36%
2001                                           6.09%        1.20%  to  1.70%       5.56%      to    5.66%

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude variable account expenses that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. These ratios are annualized for periods less than one year.

(2) These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period. Although the total return is presented as a range of maximum to minimum values, based on the price level representing the minimum and maximum expense ratio amounts, some individual price level total returns are not within the ranges presented due to the introduction of new price levels during the year and other market factors.

(4)  Operations commenced on May 1, 2001.

(5)  Operations commenced on March 1, 2002.

(6)  Operations commenced on May 1, 2002.

(7)  Operations commenced on May 21, 2002.

(8)  Operations commenced on July 31, 2002.

(9)  Operations commenced on Aug. 30, 2002.

(10) Operations commenced on Jan. 29, 2003.

(11) Operations commenced on March 3, 2003.

(12) Operations commenced on April 7, 2003.

(13) Operations commenced on April 14, 2003.

(14) Operations commenced on Dec. 8, 2003.

(15) Operations commenced on April 30, 2004.

(16) Operations commenced on June 1, 2004.

(17) Operations commenced on Feb. 25, 2005.

 (*) No activity in 2002.

422 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

IDS LIFE INSURANCE COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS
IDS LIFE INSURANCE COMPANY

We have audited the accompanying Consolidated Balance Sheets of IDS Life Insurance Company (a wholly-owned subsidiary of Ameriprise Financial, Inc.) as of December 31, 2005 and 2004, and the related Consolidated Statements of Income, Stockholder's Equity, and Cash Flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of IDS Life Insurance Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IDS Life Insurance Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the Consolidated Financial Statements, in 2004 IDS Life Insurance Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" and in 2003 adopted the provisions of Financial Accounting Standards Board Interpretation No. 46 (revised December
2003), "Consolidation of Variable Interest Entities."

                                                  /s/ Ernest & Young LLP

Minneapolis, Minnesota
February 27, 2006

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 423

IDS LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, (THOUSANDS, EXCEPT SHARE DATA)

                                                                          2005             2004
                                                                     --------------   --------------
ASSETS
Investments:
Available-for-Sale:
  Fixed maturities, at fair value (amortized cost: 2005,
    $27,817,021; 2004, $27,400,640)                                  $   27,753,174   $   28,131,195
  Preferred and common stocks, at fair value (cost: 2005,
    $13; 2004, $30,019)                                                          21           31,256
Mortgage loans on real estate, at cost (less allowance for loan
  losses: 2005, $41,347; 2004, $45,347)                                   2,842,362        2,923,542
Policy loans                                                                605,212          588,574
Trading securities and other investments                                    547,668          802,096
----------------------------------------------------------------------------------------------------
    Total investments                                                    31,748,437       32,476,663

Cash and cash equivalents                                                   233,589          131,427
Restricted cash                                                                  --          535,821
Reinsurance recoverables                                                    982,521          876,408
Amounts due from brokers                                                      4,166            7,109
Other accounts receivable                                                    62,930           52,527
Accrued investment income                                                   328,567          351,522
Deferred policy acquisition costs                                         4,035,879        3,637,956
Deferred sales inducement costs                                             370,166          302,997
Other assets                                                                220,371          186,003
Separate account assets                                                  37,929,960       32,454,032
----------------------------------------------------------------------------------------------------
    Total assets                                                     $   75,916,586   $   71,012,465
====================================================================================================

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
Future policy benefits:
  Fixed annuities                                                    $   26,126,068   $   26,978,596
  Variable annuity guarantees                                                29,550           32,955
  Universal life insurance                                                3,711,628        3,689,639
  Traditional life insurance                                                298,479          271,516
  Disability income and long-term care insurance                          2,145,969        1,942,656
Policy claims and other policyholders' funds                                 90,233           69,884
Amounts due to brokers                                                       31,772          162,609
Deferred income taxes, net                                                    9,099          141,202
Other liabilities                                                           381,938          363,821
Separate account liabilities                                             37,929,960       32,454,032
----------------------------------------------------------------------------------------------------
    Total liabilities                                                    70,754,696       66,106,910
----------------------------------------------------------------------------------------------------

Stockholder's equity:
  Capital stock, $30 par value; 100,000 shares authorized, issued
    and outstanding                                                           3,000            3,000
  Additional paid-in capital                                              2,020,388        1,370,388
  Retained earnings                                                       3,269,206        3,190,474
  Accumulated other comprehensive (loss) income, net of tax:
    Net unrealized securities (losses) gains                                (90,632)         370,615
    Net unrealized derivative losses                                        (40,072)         (28,922)
----------------------------------------------------------------------------------------------------
  Total accumulated other comprehensive (loss) income                      (130,704)         341,693
----------------------------------------------------------------------------------------------------
    Total stockholder's equity                                            5,161,890        4,905,555
----------------------------------------------------------------------------------------------------
Total liabilities and stockholder's equity                           $   75,916,586   $   71,012,465
====================================================================================================

See Notes to Consolidated Financial Statements.

424 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

IDS LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, (THOUSANDS)

                                                                          2005              2004              2003
                                                                     --------------    --------------    --------------
REVENUES
Premiums:
  Traditional life insurance                                         $       74,751    $       68,335    $       64,890
  Disability income and long-term care insurance                            295,084           283,608           284,111
-----------------------------------------------------------------------------------------------------------------------
    Total premiums                                                          369,835           351,943           349,001
Net investment income                                                     1,791,324         1,777,446         1,705,185
Contractholder and policyholder charges                                     577,159           554,344           530,190
Mortality and expense risk and other fees                                   488,633           430,320           390,516
Net realized gain on investments                                             48,296            27,292             4,445
-----------------------------------------------------------------------------------------------------------------------
    Total revenues                                                        3,275,247         3,141,345         2,979,337
-----------------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Death and other benefits:
  Traditional life insurance                                                 41,550            36,843            38,870
  Investment contracts and universal life-type insurance                    232,816           227,664           209,065
  Disability income and long-term care insurance                             75,864            67,261            57,339
Increase (decrease) in liabilities for future policy benefits:
  Traditional life insurance                                                  4,638             1,381            (2,401)
  Disability income and long-term care insurance                            141,286           123,289           142,532
Interest credited to account values                                       1,110,425         1,127,875         1,242,020
Amortization of deferred policy acquisition costs                           315,882           260,778           264,308
Separation costs                                                            121,264                --                --
Other insurance and operating expenses                                      591,133           503,872           453,065
-----------------------------------------------------------------------------------------------------------------------
  Total benefits and expenses                                             2,634,858         2,348,963         2,404,798
-----------------------------------------------------------------------------------------------------------------------
Income before income tax provision and accounting change                    640,389           792,382           574,539
Income tax provision                                                        181,657           226,177            66,945
-----------------------------------------------------------------------------------------------------------------------
Income before accounting change                                             458,732           566,205           507,594
Cumulative effect of accounting change, net of tax                               --           (70,568)           44,463
-----------------------------------------------------------------------------------------------------------------------
Net income                                                           $      458,732    $      495,637    $      552,057
=======================================================================================================================

See Notes to Consolidated Financial Statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 425

IDS LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, (THOUSANDS)

                                                                          2005              2004              2003
                                                                     --------------    --------------    --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                           $      458,732    $      495,637    $      552,057
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Cumulative effect of accounting change, net of tax                             --            70,568           (44,463)
  Amortization of deferred policy acquisition costs                         315,882           260,778           264,308
  Amortization of deferred sales inducement costs                            40,332            33,825            23,968
  Capitalization of deferred policy acquisition costs                      (632,743)         (533,842)         (516,928)
  Capitalization of deferred sales inducement costs                         (94,319)          (70,860)          (71,839)
  Amortization of premium, net                                               83,152            92,617           160,862
  Deferred income taxes                                                     122,264            70,574           (30,714)
  Policyholder and contractholder charges, non-cash                        (231,503)         (231,611)         (234,098)
  Net realized gain on investments                                          (48,296)          (27,292)           (4,445)
  Net realized gain on trading securities and equity method
    investments in hedge funds                                              (24,037)          (37,460)          (30,400)
Change in operating assets and liabilities:
  Trading securities and equity method investments in hedge funds,
    net                                                                     246,828             6,788          (358,200)
  Future policy benefits for traditional life, disability income
    and long-term care insurance                                            230,276           235,327           265,233
  Policy claims and other policyholders' funds                               20,349             1,973           (17,489)
  Policy loans, excluding universal life-type insurance:
    Repayment                                                                35,996            37,592            43,596
    Issuance                                                                (38,688)          (39,230)          (34,490)
  Reinsurance recoverables                                                 (106,113)         (121,894)         (121,004)
  Other accounts receivable                                                 (10,403)           15,895           (12,177)
  Accrued investment income                                                  22,955             3,852           (64,359)
  Other assets and liabilities, net                                          38,782           (12,765)         (130,066)
-----------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) operating activities                     429,446           250,472          (360,648)
-----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Available-for-Sale securities:
  Sales                                                                   3,124,154         1,603,285        12,232,235
  Maturities, sinking fund payments and calls                             2,241,829         1,931,070         4,152,088
  Purchases                                                              (5,780,183)       (4,392,522)      (20,527,995)
Other investments, excluding policy loans:
  Sales, maturities, sinking fund payments and calls                        652,831           690,333           621,163
  Purchases                                                                (542,610)         (402,235)         (438,336)
  Change in amounts due to and from brokers, net                           (127,894)          (71,415)       (3,261,601)
Change in restricted cash                                                   535,821           298,627                --
-----------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) investing activities                     103,948          (342,857)       (7,222,446)
-----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Activity related to investment contracts and universal life-type insurance:
  Considerations received                                                 1,532,282         2,350,426         4,267,115
  Interest credited to account values                                     1,110,425         1,127,875         1,242,020
  Surrenders and other benefits                                          (3,329,993)       (2,715,847)       (2,235,889)
Universal life-type insurance policy loans:
  Repayment                                                                  89,322            84,281            85,760
  Issuance                                                                 (103,268)          (93,217)          (81,740)
Capital contribution from Ameriprise Financial, Inc.                        650,000                --           282,061
Cash dividend to Ameriprise Financial, Inc.                                (380,000)         (930,000)               --
-----------------------------------------------------------------------------------------------------------------------
    Net cash (used in) provided by financing activities                    (431,232)         (176,482)        3,559,327
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                        102,162          (268,867)       (4,023,767)
Cash and cash equivalents at beginning of year                              131,427           400,294         4,424,061
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                             $      233,589    $      131,427    $      400,294
=======================================================================================================================

Supplemental disclosures:
  Income taxes paid                                                  $       95,794    $      196,397    $      103,034
  Interest paid on borrowings                                        $          364    $          411    $        2,926
  Non-cash ownership transfer of net assets of American Express
    Corporation to Ameriprise Financial, Inc. in 2003                $           --    $           --    $      282,061

See Notes to Consolidated Financial Statements.

426 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

IDS LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                                        ADDITIONAL             ACCUMULATED OTHER
                                                                             CAPITAL      PAID-IN     RETAINED   COMPREHENSIVE
FOR THE THREE YEARS ENDED DECEMBER 31, 2005 (THOUSANDS)          TOTAL        STOCK       CAPITAL     EARNINGS   INCOME (LOSS)
--------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2002                              $ 4,944,251  $     3,000  $ 1,088,327  $ 3,354,841  $         498,083
Comprehensive income:
  Net income                                                   552,057           --           --      552,057                 --
  Change in unrealized holding losses on securities, net       (90,695)          --           --           --            (90,695)
  Change in unrealized derivative losses, net                   (7,777)          --           --           --             (7,777)
                                                           -----------
  Total comprehensive income                                   453,585           --           --           --                 --
Capital contribution                                           282,061           --      282,061           --                 --
Non-cash dividend of American Express Corporation
  to Ameriprise Financial, Inc.                               (282,061)          --           --     (282,061)                --
--------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 2003                                5,397,836        3,000    1,370,388    3,624,837            399,611
Comprehensive income:
  Net income                                                   495,637           --           --      495,637                 --
  Change in unrealized holding losses on securities, net       (34,841)          --           --           --            (34,841)
  Change in unrealized derivative losses, net                  (23,077)          --           --           --            (23,077)
                                                           -----------
  Total comprehensive income                                   437,719           --           --           --                 --
Cash dividends to Ameriprise Financial, Inc.                  (930,000)          --           --     (930,000)                --
--------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 2004                                4,905,555        3,000    1,370,388    3,190,474            341,693
Comprehensive loss:
  Net income                                                   458,732           --           --      458,732                 --
  Change in unrealized holding losses on securities, net      (461,247)          --           --           --           (461,247)
  Change in unrealized derivative losses, net                  (11,150)          --           --           --            (11,150)
                                                           -----------
  Total comprehensive loss                                     (13,665)          --           --           --                 --
Capital contribution from Ameriprise Financial, Inc.           650,000           --      650,000           --                 --
Cash dividend to Ameriprise Financial, Inc.                   (380,000)          --           --     (380,000)                --
--------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2005                              $ 5,161,890  $     3,000  $ 2,020,388  $ 3,269,206  $        (130,704)
================================================================================================================================

See Notes to Consolidated Financial Statements.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 427

IDS LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

IDS Life Insurance Company is a stock life insurance company with four wholly-owned operating subsidiaries: IDS Life Insurance Company of New York, American Partners Life Insurance Company, American Enterprise Life Insurance Company and American Centurion Life Assurance Company. IDS Life Insurance Company is a wholly-owned subsidiary of Ameriprise Financial, Inc. (Ameriprise Financial).

- IDS Life Insurance Company is domiciled in Minnesota and holds Certificates of Authority in American Samoa, the District of Columbia and all states except New York. IDS Life Insurance Company issues insurance and annuity products.

- American Enterprise Life Insurance Company (American Enterprise Life) is a stock life insurance company domiciled in Indiana, which holds Certificates of Authority in the District of Columbia and all states except New York. American Enterprise Life issues fixed and variable annuity contracts primarily through regional and national financial institutions and regional and/or independent broker-dealers. (In past years, American Enterprise Life issued a nominal number of variable universal life contracts.)

- American Partners Life Insurance Company (American Partners Life) is a stock life insurance company domiciled in Arizona, which holds Certificates of Authority in the District of Columbia and all states except New York and New Hampshire. American Partners Life markets annuity products directly to customers, generally persons holding an American Express(R) Card.

- IDS Life Insurance Company of New York (IDS Life of New York) is a stock life insurance company domiciled in New York, which holds Certificates of Authority in New York and North Dakota. IDS Life of New York issues insurance and annuity products.

- American Centurion Life Assurance Company (American Centurion Life) is a stock life insurance company domiciled in New York, which holds Certificates of Authority in New York, Alabama and Delaware. American Centurion Life issues fixed and variable annuity contracts primarily through financial institutions and independent broker-dealers. American Centurion Life also markets annuity products directly, generally to persons holding an American Express(R) Card.

IDS Life Insurance Company also owns IDS REO 1, LLC, IDS REO 2, LLC and American Enterprise REO 1, LLC which hold real estate investments. IDS Life Insurance Company and its seven subsidiaries are referred to collectively as "IDS Life".

Prior to August 1, 2005, Ameriprise Financial was referred to as American Express Financial Corporation. On February 1, 2005 American Express Company (American Express) announced its intention to pursue the disposition of 100% of its shareholding in what is now Ameriprise Financial (the Separation) through a tax-free distribution to American Express shareholders. Effective as of the close of business on September 30, 2005, American Express completed the Separation and distribution of common shares to American Express shareholders (the Distribution). In connection with the Distribution, Ameriprise Financial entered into certain agreements with American Express to effect the separation of its business and to define the responsibility for obligations arising before and after the date of the Distribution, including, among others, obligations relating to transition services, taxes, and employees. IDS Life was allocated certain separation and Distribution-related expenses incurred as a result of Ameriprise Financial becoming an independent company. Cumulatively, the expenses incurred and allocated to IDS Life are significant to IDS Life. IDS Life received a capital contribution of $650 million from Ameriprise Financial during the third quarter of 2005 to support its current financial strength ratings and to cover the allocated separation costs.

IDS Life's principal products are deferred annuities and universal life insurance which are issued primarily to individuals. It offers single premium and flexible premium deferred annuities on both a fixed and variable dollar basis. Immediate annuities are offered as well. IDS Life's fixed deferred annuities guarantee a relatively low annual interest rate during the accumulation period (the time before annuity payments begin). However, IDS Life has the option of paying a higher rate set at its discretion. In addition, persons owning one type of annuity may have their interest calculated based on an increase in a broad-based stock market index. IDS Life also offers variable annuities, including the RiverSource Retirement Advisor Advantage Plus(SM) Variable Annuity and the RiverSource Retirement Advisor Select Plus(SM) Variable Annuity. Life insurance products currently offered by IDS Life include universal life (fixed and variable, single life and joint life), single premium life, whole life and term products. Waiver of premium and accidental death benefit riders are generally available with these life insurance products. IDS Life also markets disability income (DI) insurance. Although IDS Life discontinued issuance of long-term care (LTC) insurance at the end of 2002, IDS Life retains risk on a large block of existing contracts, 50% of which are reinsured. In May 2003, IDS Life began outsourcing claims administration.

428 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

IDS LIFE INSURANCE COMPANY

Under IDS Life's variable life insurance and variable annuity products described above, the purchaser may choose among investment options that include IDS Life's "general account" as well as from a variety of portfolios including common stocks, bonds, managed assets and/or short-term securities.

BASIS OF PRESENTATION

The accompanying Consolidated Financial Statements include the accounts of IDS Life Insurance Company, its wholly-owned subsidiaries and certain variable interest entities (VIEs). All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying Consolidated Financial Statements have been prepared in conformity with United States generally accepted accounting principles (GAAP) which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities as described in Note 7. Certain prior year amounts have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

IDS Life consolidates all non-variable interest entities in which it holds a greater than 50% voting interest, except for immaterial seed money investments in separate accounts, which are accounted for as trading securities. Entities in which IDS Life holds a greater than 20% but less than 50% voting interest are accounted for under the equity method. Additionally, other investments in hedge funds in which IDS Life holds an interest that is less than 50% are accounted for under the equity method. All other investments are accounted for under the cost method where IDS Life owns less than a 20% voting interest and does not exercise significant influence, or as Available-for-Sale securities, as applicable.

IDS Life also consolidates all VIEs for which it is considered to be the primary beneficiary pursuant to Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities," as revised (FIN 46). The determination as to whether an entity is a VIE is based on the amount and characteristics of the entity's equity. In general, FIN 46 requires a VIE to be consolidated when an enterprise has a variable interest for which it is deemed to be the primary beneficiary, which means that it will absorb a majority of the VIEs expected losses, receive a majority of the VIEs expected residual return, or both. IDS Life liquidated its interest in all consolidated VIEs during 2004 and 2005 resulting in no consolidated VIEs as of December 31, 2005.

Qualifying Special Purpose Entities (QSPEs) under Statement of Financial Accounting Standard (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," are not consolidated. Such QSPEs include a securitization trust containing a majority of its rated collateralized debt obligations (CDOs), as described in Note 2. IDS Life sold all of its retained interest in this securitization trust in 2005.

BALANCE SHEET

INVESTMENTS

Investments consist of the following:

AVAILABLE-FOR-SALE SECURITIES

Available-for-Sale securities are carried at fair value on the Consolidated Balance Sheets with unrealized gains (losses) recorded in accumulated other comprehensive income (loss) within equity, net of income tax provision (benefit) and net of adjustments in asset and liability balances, such as deferred policy acquisition costs (DAC), to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet date. Gains and losses are recognized in results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. IDS Life also considers the extent to which amortized cost exceeds fair value, the duration of that difference, and management's judgment about the issuer's current and prospective financial condition, as well as its ability and intent to hold until recovery. Other-than-temporary impairment charges are recorded in net realized gains (losses) on investments within the Consolidated Statements of Income. Fair value is generally based on quoted market prices.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 429

IDS LIFE INSURANCE COMPANY

MORTGAGE LOANS ON REAL ESTATE, NET

Mortgage loans on real estate reflect principal amounts outstanding less allowance for mortgage loan losses. The allowance for mortgage loan losses is measured as the excess of the loan's recorded investment over the present value of its expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. Additionally, the level of the allowance for mortgage loan losses considers other factors, including historical experience and current economic and political conditions. Management regularly evaluates the adequacy of the allowance for mortgage loan losses and believes it is adequate to absorb estimated losses in the portfolio.

IDS Life generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

POLICY LOANS

Policy loans are carried at the aggregate of the unpaid loan balances, which do not exceed the cash surrender values of the related policies.

TRADING SECURITIES AND OTHER INVESTMENTS

Included in trading securities and other investments are hedge fund investments, separate account seed money, syndicated loans and real estate. Separate account seed money is carried at fair market value with changes in value recognized in the Consolidated Statements of Income within net investment income. The carrying value of equity method investments in hedge funds reflects IDS Life's original investment and its share of earnings or losses of the hedge funds subsequent to the date of investment, and approximate fair value. Syndicated loans reflect amortized cost less allowance for losses. Real estate investments reflect properties acquired in satisfaction of debt and are carried at the lower of cost or the property's net realizable value.

CASH AND CASH EQUIVALENTS

IDS Life has defined cash equivalents to include highly liquid investments with original maturities of 90 days or less.

RESTRICTED CASH

As a result of the adoption of FIN 46 in 2003, IDS Life consolidated restricted cash held by secured loan trusts (SLTs) where such cash cannot be utilized for operations. The SLTs were liquidated in 2004 and 2005.

REINSURANCE

IDS Life reinsures a portion of the insurance risks associated with its life and LTC insurance products through reinsurance agreements with unaffiliated insurance companies. Reinsurance is used in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. IDS Life evaluates the financial condition of reinsurers to manage its exposure to significant losses from reinsurer insolvencies. IDS Life remains primarily liable as the direct insurer on all risks reinsured.

Generally, IDS Life reinsures 90% of the death benefit liability related to fixed and variable universal life and term life insurance products. IDS Life began reinsuring risks at this level beginning in 2001 for term life insurance and 2002 for variable and universal life insurance. Policies issued prior to these dates are not subject to these same reinsurance levels. The maximum amount of life insurance risk retained by IDS Life is $750,000 on any policy insuring a single life and $1.5 million on any flexible premium survivorship variable life policy. For existing LTC policies, IDS Life retained 50% of the risk and the remaining 50% of the risk was ceded to General Electric Capital Assurance Company. Risk on variable life and universal life policies is reinsured on a yearly renewable term basis. Risk on recent term life and LTC policies is reinsured on a coinsurance basis.

IDS Life retains all risk for new claims on DI contracts. Risk is currently managed by limiting the amount of disability insurance written on any one individual. IDS Life also retains all accidental death benefit and waiver of premium risk.

DEFERRED POLICY ACQUISITION COSTS

DAC represents the costs of acquiring new business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity and life, DI and LTC insurance products. These costs are deferred to the extent they are recoverable from future profits. For annuity and insurance products, DAC is amortized over periods approximating the lives of the business, generally as a percentage of premiums or estimated gross profits or as a portion of product interest margins depending on the product's characteristics.

For IDS Life's annuity and insurance products, the projections underlying the amortization of DAC require the use of certain assumptions, including interest margins, mortality and morbidity rates, persistency, maintenance expense levels and customer asset value growth rates for variable products. Management routinely monitors a wide variety of trends in the business, including comparisons of actual and assumed experience. The customer asset value growth rate is the rate at which contract values are assumed to appreciate in the future. The rate is net of asset fees and anticipates a blend of equity and fixed income investments. Management reviews and, where appropriate, adjusts its assumptions with respect to client asset value growth rates on a quarterly basis.

430 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

IDS LIFE INSURANCE COMPANY

Management monitors other principal DAC assumptions, such as interest margin, mortality and morbidity rates, persistency and maintenance expense level assumptions, each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring, management reviews and updates these DAC assumptions annually in the third quarter of each year. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC may also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in an increase in DAC amortization expense while a decrease in amortization percentage will result in a decrease in DAC amortization expense. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period and is reflected in the period in which such changes are made.

DEFERRED SALES INDUCEMENT COSTS

Deferred sales inducement costs (DSIC) consist of bonus interest credits and deposit credits added to certain annuity contract values. These benefits are capitalized to the extent they are incremental to amounts that would be credited on similar contracts without the applicable feature. These costs were previously included in DAC and were reclassified as part of the adoption of the American Institute of Certified Public Accountants (AICPA) Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1). The amounts capitalized are amortized using the same methodology and assumptions used to amortize DAC.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivative instruments are classified on the Consolidated Balance Sheets at fair value within other assets or liabilities. The fair value of IDS Life's derivative financial instruments is determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market data inputs. In certain instances, the fair value includes structuring costs incurred at the inception of the transaction. The accounting for the change in the fair value of a derivative instrument depends on its intended use and the resulting hedge designation, if any.

For derivative financial instruments that qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instruments are recorded in accumulated other comprehensive income (loss) and reclassified into earnings when the hedged item or transactions impact earnings. The amount that is reclassified into earnings is presented in the Consolidated Statements of Income with the hedged instrument or transaction impact. Any ineffective portion of the gain or loss is reported currently in earnings as a component of net investment income. If a hedge is no longer designated or is terminated prior to maturity, the amount previously recorded in accumulated other comprehensive income (loss) is recognized into earnings over the period that the hedged item impacts earnings. For any hedge relationships that are discontinued because the forecasted transaction is not expected to occur according to the original strategy, any related amounts previously recorded in accumulated other comprehensive income (loss) are recognized into earnings immediately.

Derivative financial instruments that are entered into for hedging purposes are designated as such at the time that IDS Life enters into the contract. For all derivative financial instruments that are designated for hedging activities, IDS Life formally documents all of the hedging relationships between the hedge instruments and the hedged items at the inception of the relationships. Management also formally documents its risk management objectives and strategies for entering into the hedge transactions. IDS Life formally assesses, at inception and on a quarterly basis, whether derivatives designated as hedges are highly effective in offsetting the cash flows of hedged items. If it is determined that a derivative is not highly effective as a hedge, IDS Life will discontinue the application of hedge accounting. See Note 10 for information regarding the cash flow hedges used by IDS Life.

IDS Life currently has economic hedges that either do not qualify or are not designated for hedge accounting treatment under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). For derivative financial instruments that do not qualify for hedge accounting, or are not designated under SFAS 133 as hedges, changes in fair value are reported in current period earnings generally as a component of net investment income. See the "Derivatives Not Designated as Hedges" section of Note 10 which describes the types of economic hedges used by IDS Life.

SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account assets and liabilities are funds held for exclusive benefit of variable annuity contractholders and variable life insurance policyholders. IDS Life receives mortality and expense risk and other fees, including payments from its affiliate, RiverSource Investments, LLC for providing certain sponsor and related servicing activity, which are based on asset levels, guaranteed minimum death benefit (GMDB) fees and cost of insurance charges from the related accounts. In addition, IDS Life also receives marketing and administrative support payments from the affiliates of other companies' funds included as investment options in its variable annuity and variable life insurance products, which vary based on the level of variable assets. Prior to the fourth quarter of 2003, these fees included investment advisory fees as IDS Life served as the investment manager for affiliate variable portfolio mutual funds. In the fourth quarter of 2003, Ameriprise Financial replaced IDS Life as the investment manager and assumed these duties for the mutual funds and retained IDS Life to provide underlying sponsor and related services. At that time, IDS Life began receiving internal allocation fees from Ameriprise Financial as compensation for providing these

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 431

IDS LIFE INSURANCE COMPANY

non-investment advisory services. In the fourth quarter of 2005, RiverSource Investments, LLC replaced Ameriprise Financial as the investment manager. As a result, IDS Life now receives internal allocation payments as compensation from RiverSource Investments, LLC for providing these non-investment advisory services.

IDS Life provides contractual mortality assurances to variable annuity contractholders that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and beneficiaries from the mortality assumptions implicit in the annuity contracts. IDS Life makes periodic fund transfers to, or withdrawals from, the separate account assets for such actuarial adjustments for variable annuities that are in the benefit payment period. IDS Life also guarantees that the rates at which administrative charges are deducted from contract funds will not exceed contractual maximums.

For variable life insurance, IDS Life guarantees that the rates at which insurance charges and administrative charges are deducted from contract funds will not exceed contractual maximums.

LIABILITIES FOR FUTURE POLICY BENEFITS AND CLAIMS

FIXED ANNUITIES AND VARIABLE ANNUITY GUARANTEES

Liabilities for fixed and variable deferred annuities are equal to accumulation values which are the cumulative gross deposits, credited interest and fund performance less withdrawals and mortality and expense risk charges.

The majority of the variable annuity contracts offered by IDS Life contain GMDB provisions. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. IDS Life also offers variable annuities with death benefit provisions that gross up the amount payable by a certain percentage of contract earnings. These are referred to as gain gross-up (GGU) benefits. In addition, IDS Life offers contracts containing guaranteed minimum withdrawal benefit (GMWB), guaranteed minimum income benefit (GMIB) and guaranteed minimum accumulation benefit (GMAB) provisions.

Effective January 1, 2004, liabilities for GMDB, GGU and GMIB benefits have been established under SOP 03-1. Actuarial models to simulate various equity market scenarios are used to project these benefits and contract assessments and include making significant assumptions related to customer asset value growth rates, mortality, persistency and investment margins. These assumptions, as well as their periodic review by management, are consistent with those used for DAC purposes. Prior to the adoption of SOP 03-1, amounts paid in excess of contract value were expensed when payable. See the "Recently Issued Accounting Standards" section below and Note 5 for more information about these guaranteed benefits.

GMWB and GMAB provisions are considered embedded derivatives under SFAS 133 and, accordingly, are carried at fair value within future policy benefits for variable annuity guarantees on the Consolidated Balance Sheets. The fair value of these embedded derivatives is based on the present value of future benefits less applicable fees charged for the provision. Changes in fair value are reflected in death and other benefits for investment contracts and universal life-type insurance within the Consolidated Statements of Income.

Liabilities for equity indexed deferred annuities issued in 1999 or later are equal to the accumulation of host contract values covering guaranteed benefits and the market value of embedded equity options. Liabilities for equity indexed deferred annuities issued before 1999 are equal to the present value of guaranteed benefits and the intrinsic value of index-based benefits. Accounting for equity indexed deferred annuities issued before 1999 differs from those issued in 1999 and later due to the treatment of embedded equity options within the contracts. Embedded equity options are considered embedded derivatives under SFAS 133. However, SFAS 133 allowed companies to elect whether to separately account for embedded derivatives which are part of contracts issued prior to January 1, 1999. IDS Life elected not to separately account for embedded derivatives related to contracts issued prior to January 1, 1999.

Liabilities for fixed annuities in a benefit or payout status are based on future estimated payments using established industry mortality tables and interest rates, ranging from 4.6% to 9.5% at December 31, 2005, depending on year of issue, with an average rate of approximately 6.0%.

LIFE, DISABILITY INCOME AND LONG-TERM CARE POLICIES

Liabilities for insurance claims that have been reported but have not yet been paid (unpaid claim liabilities) are equal to the death benefits payable under the policies. For DI and LTC claims, unpaid claim liabilities are equal to benefit amounts due and accrued including the expense of reviewing claims and making benefit payment determinations. Liabilities for claims that have been incurred but not reported are estimated based on periodic analysis of the actual lag between when a claim occurs and when it is reported. Where applicable, amounts recoverable from other insurers who share in the risk of the products offered (reinsurers) are separately recorded as receivables.

432 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

IDS LIFE INSURANCE COMPANY

Liabilities for fixed and variable universal life insurance are equal to accumulation values which are the cumulative gross deposits, credited interest, and fund performance less withdrawals and mortality and expense risk charges. Liabilities for future benefits on term and whole life insurance are based on the net level premium method, using anticipated premium payments, mortality rates, policy persistency and interest rates earned on the assets supporting the liability. Anticipated mortality rates are based on established industry mortality tables, with modifications based on IDS Life's experience. Anticipated policy premium payments and persistency rates vary by policy form, issue age and policy duration. Anticipated interest rates range from 4% to 10% at December 31, 2005, depending on policy form, issue year and policy duration. IDS Life issues only non-participating life insurance policies, which do not pay dividends to policyholders from the insurers' earnings.

Liabilities for future policy benefits include both policy reserves and claim reserves on DI and LTC products. Policy reserves are the amounts needed to meet obligations for future claims and are based on the net level premium method, using anticipated premium payments and morbidity, mortality, policy persistency and discount rates. Anticipated morbidity and mortality rates are based on established industry morbidity and mortality tables. Anticipated policy persistency rates vary by policy form, issue age, policy duration and, for DI policies, occupation class. Anticipated discount rates for DI policy reserves are 7.5% at policy issue and grade to 5% over 5 years. Anticipated discount rates for LTC policy reserves are currently 5.3% at December 31, 2005 grading up to 9.4% over 40 years.

Claim reserves on DI and LTC products are the amounts needed to meet obligations for continuing claim payments on already incurred claims. Claim reserves are calculated based on claim continuance tables which estimate the likelihood that an individual will continue to be eligible for benefits and anticipated interest rates earned on assets supporting the reserves. Anticipated claim continuance rates are based on established industry tables. Anticipated interest rates for claim reserves for both DI and LTC range from 3.0% to 8.0% at December 31, 2005, with an average rate of approximately 4.9%.

REVENUES AND EXPENSES

IDS Life's principal sources of revenue include premium revenues, net investment income, contractholder and policyholder charges and mortality and expense risk and other fees.

PREMIUM REVENUES

Premium revenues include premiums on traditional life, DI and LTC insurance products. Such premiums are recognized as revenue when due.

NET INVESTMENT INCOME

Net investment income predominantly consists of interest income earned on fixed maturity securities classified as Available-for-Sale, mortgage loans on real estate and policy loans, mark-to-market of trading securities and hedges on equity indexed annuities and GMWB, and allocated income from equity method investments in hedge funds. Interest income is accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums and discounts on all performing fixed maturity securities classified as Available-for-Sale, excluding structured securities, and mortgage loans on real estate so that the related security or loan recognizes a constant rate of return on the outstanding balance throughout its term.

CONTRACTHOLDER AND POLICYHOLDER CHARGES

Contractholder and policyholder charges include certain charges assessed on annuities and fixed and variable universal life insurance, such as cost of insurance and administrative and surrender charges. Cost of insurance charges on fixed and variable universal life insurance are recognized as revenue when earned, whereas contract charges and surrender charges on annuities and universal and variable universal life insurance are recognized as revenue when collected.

MORTALITY AND EXPENSE RISK AND OTHER FEES

Mortality and expense risk and other fees include risk, management and administration fees, which are generated directly and indirectly from IDS Life's separate account assets. IDS Life's management and other fees are generally computed as a contractual rate based on the underlying asset values and are generally received monthly.

NET REALIZED GAIN (LOSS) ON INVESTMENTS

Realized gains and losses are recognized using the specific identification method, on a trade date basis, and charges are recorded when securities are determined to be other-than-temporarily impaired.

SEPARATION COSTS

During 2005, Ameriprise Financial developed an allocation policy for separation costs resulting in the allocation of certain costs to IDS Life that it considered to be a reasonable reflection of separation costs benefiting IDS Life. Separation costs generally consist of allocated financial advisor and employee retention program costs, re-branding and marketing costs and costs to separate and reestablish technology platforms related to the separation and Distribution of Ameriprise Financial.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 433

IDS LIFE INSURANCE COMPANY

INCOME TAXES

IDS Life's taxable income is included in the consolidated federal income tax return of American Express through September 30, 2005. IDS Life will file a separate consolidated life insurance company federal income tax return for five tax years following the Distribution including the period October 1, 2005 through December 31, 2005. IDS Life provides for income taxes based on the net amount of income taxes that it expects to pay or receive from various taxing jurisdictions in connection with its operations.

RECENTLY ISSUED ACCOUNTING STANDARDS

On November 3, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." FSP FAS 115-1 and FAS 124-1 address the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 are effective for reporting periods beginning after December 15, 2005. IDS Life anticipates the impact of FSP FAS 115-1 and FAS 124-1 on IDS Life's consolidated results of operations and financial condition will not be material.

In September 2005, the AICPA issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. IDS Life is currently evaluating the impact of SOP 05-1 on IDS Life's consolidated results of operations and financial condition.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections" (SFAS 154). This statement replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements" and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. IDS Life does not anticipate SFAS 154 will materially impact its Consolidated Financial Statements upon its adoption on January 1, 2006.

In June 2004, the FASB issued FSP No. 97-1, "Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments (SFAS No. 97), Permit or Require Accrual of an Unearned Revenue Liability" (FSP 97-1). The implementation of SOP 03-1 raised a question regarding the interpretation of the requirements of SFAS No. 97 concerning when it is appropriate to record an unearned revenue liability. FSP 97-1 clarifies that SFAS No. 97 is clear in its intent and language, and requires the recognition of an unearned revenue liability for amounts that have been assessed to compensate insurers for services to be performed over future periods. SOP 03-1 describes one situation, when assessments result in profits followed by losses, where an unearned revenue liability is required. SOP 03-1 does not amend SFAS No. 97 or limit the recognition of an unearned revenue liability to the situation described in SOP 03-1. The guidance in FSP 97-1 is effective for financial statements for fiscal periods beginning after June 18, 2004. The adoption of FSP 97-1 did not have a material impact on IDS Life's consolidated results of operations or financial condition.

In July 2003, the AICPA issued SOP 03-1 effective for fiscal years beginning after December 15, 2003. SOP 03-1 provides guidance on separate account presentation and accounting for interests in separate accounts. Additionally, SOP 03-1 provides clarifying guidance as to the recognition of bonus interest and other sales inducement benefits and the presentation of any deferred amounts in the financial statements. Lastly, SOP 03-1 requires insurance enterprises to establish additional liabilities for benefits that may become payable under variable annuity death benefit guarantees or other insurance or annuity contract provisions. Where an additional liability is established, the recognition of this liability will then be considered in amortizing DAC and any DSIC associated with those insurance or annuity contracts.

The adoption of SOP 03-1 as of January 1, 2004, resulted in a cumulative effect of accounting change that reduced 2004 results by $70.6 million ($108.6 million pretax). The cumulative effect of accounting change consisted of: (i) $42.9 million pretax from establishing additional liabilities for certain variable annuity guaranteed benefits ($32.8 million) and from considering these liabilities in valuing DAC and DSIC associated with those contracts ($10.1 million) and (ii) $65.7 million pretax from establishing

434 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

IDS LIFE INSURANCE COMPANY

additional liabilities for certain variable universal life and single pay universal life insurance contracts under which contractual cost of insurance charges are expected to be less than future death benefits ($92 million) and from considering these liabilities in valuing DAC associated with those contracts ($26.3 million offset). Prior to the adoption of SOP 03-1, amounts paid in excess of contract value were expensed when payable. IDS Life's accounting for separate accounts was already consistent with the provisions of SOP 03-1 and, therefore, there was no impact related to this requirement.

The AICPA released a series of technical practice aids (TPAs) in September 2004, which provide additional guidance related to, among other things, the definition of an insurance benefit feature and the definition of policy assessments in determining benefit liabilities, as described within SOP 03-1. The TPAs did not have a material effect on IDS Life's calculation of liabilities that were recorded in the first quarter of 2004 upon adoption of SOP 03-1.

In January 2003, the FASB issued FIN 46, which addresses consolidation by business enterprises of VIEs and was subsequently revised in December 2003. The VIEs primarily impacted by FIN 46, which IDS Life consolidated as of December 31, 2003, relate to three SLTs, which were managed by an affiliate and partially owned by IDS Life. The consolidation of the three SLTs partially owned by IDS Life and managed by an affiliate, resulted in a cumulative effect of accounting change that increased 2003 net income through a non-cash gain of $44.5 million ($68.4 million pretax). The Company liquidated its interest in all consolidated VIEs during 2004 and 2005. See Note 3 for further discussion of consolidated VIEs.

2. INVESTMENTS

AVAILABLE-FOR-SALE SECURITIES

Available-for-Sale securities at December 31, 2005 are distributed by type as presented below:

                                                                                 GROSS          GROSS
                                                                 AMORTIZED     UNREALIZED     UNREALIZED        FAIR
(THOUSANDS)                                                        COST          GAINS          LOSSES         VALUE
------------------------------------------------------------------------------------------------------------------------
Fixed maturities:
  Corporate debt securities                                    $ 13,318,636   $    208,577   $   (198,774)  $ 13,328,439
  Mortgage and other asset-backed securities                     10,804,984         45,531       (158,784)    10,691,731
  Foreign corporate bonds and obligations                         3,148,534         67,097        (54,721)     3,160,910
  U.S. Government and agencies obligations                          300,337         16,207         (5,282)       311,262
  State and municipal obligations                                   114,165          2,756         (3,262)       113,659
  Foreign government bonds and obligations                          127,912         16,922           (114)       144,720
  Structured investments(a)                                           2,453             --             --          2,453
------------------------------------------------------------------------------------------------------------------------
Total fixed maturities                                           27,817,021        357,090       (420,937)    27,753,174
Preferred and common stocks                                              13              8             --             21
------------------------------------------------------------------------------------------------------------------------
  Total                                                        $ 27,817,034   $    357,098   $   (420,937)  $ 27,753,195
------------------------------------------------------------------------------------------------------------------------

(a) Includes unconsolidated CDOs.

Available-for-Sale securities at December 31, 2004 are distributed by type as presented below:

                                                                                 GROSS          GROSS
                                                                 AMORTIZED     UNREALIZED     UNREALIZED        FAIR
(THOUSANDS)                                                        COST          GAINS          LOSSES         VALUE
------------------------------------------------------------------------------------------------------------------------
Fixed maturities:
  Corporate debt securities                                    $ 13,718,138   $    531,970   $    (36,990)  $ 14,213,118
  Mortgage and other asset-backed securities                      9,383,868        143,102        (30,487)     9,496,483
  Foreign corporate bonds and obligations                         3,185,592        139,821        (14,178)     3,311,235
  U.S. Government and agencies obligations                          330,540         15,181           (513)       345,208
  State and municipal obligations                                   114,161          3,493         (2,569)       115,085
  Foreign government bonds and obligations                          104,442         15,507           (552)       119,397
  Structured investments(a)                                         563,899             --        (33,230)       530,669
------------------------------------------------------------------------------------------------------------------------
Total fixed maturities                                           27,400,640        849,074       (118,519)    28,131,195
Preferred and common stocks                                          30,019          1,237             --         31,256
------------------------------------------------------------------------------------------------------------------------
  Total                                                        $ 27,430,659   $    850,311   $   (118,519)  $ 28,162,451
------------------------------------------------------------------------------------------------------------------------

(a) Includes unconsolidated CDOs.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 435

IDS LIFE INSURANCE COMPANY

At December 31, 2005 and 2004, fixed maturity securities, excluding net unrealized appreciation and depreciation, comprised approximately 87% of IDS Life's total investments. These securities are rated by Moody's Investors Service, Inc. (Moody's) and Standard & Poor's (S&P), except for approximately $1.0 billion of securities at both December 31, 2005 and 2004 which are rated by RiverSource Investments, LLC's internal analysts using criteria similar to Moody's and S&P. Ratings on investment grade securities are presented using S&P's convention and, if the two agencies' ratings differ, the lower rating is used. A summary by rating (excluding net unrealized appreciation and depreciation) on December 31 is as follows:

RATING                                                                                                     2005           2004
------------------------------------------------------------------------------------------------------------------------------
AAA                                                                                                          40%            37%
AA                                                                                                            6              3
A                                                                                                            20             22
BBB                                                                                                          26             30
Below investment grade                                                                                        8              8
------------------------------------------------------------------------------------------------------------------------------
  Total                                                                                                     100%           100%
------------------------------------------------------------------------------------------------------------------------------

At December 31, 2005 and 2004, approximately 47% and 61%, respectively, of the securities rated AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer were greater than 10% of stockholder's equity.

The following table provides information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005:

(THOUSANDS)                                     LESS THAN 12 MONTHS          12 MONTHS OR MORE                TOTAL
------------------------------------------------------------------------------------------------------------------------------
                                                FAIR       UNREALIZED       FAIR       UNREALIZED       FAIR       UNREALIZED
DESCRIPTION OF SECURITIES:                      VALUE        LOSSES         VALUE        LOSSES         VALUE        LOSSES
------------------------------------------------------------------------------------------------------------------------------
Corporate debt securities                   $  6,184,289  $   (132,802) $  1,618,552  $    (65,972) $  7,802,841  $   (198,774)
Mortgage and other asset-backed securities     6,001,482       (87,558)    2,059,075       (71,226)    8,060,557      (158,784)
Foreign corporate bonds and obligations        1,203,652       (31,308)      535,393       (23,413)    1,739,045       (54,721)
U.S. Government and agencies obligations         148,584        (3,062)       72,844        (2,220)      221,428        (5,282)
State and municipal obligations                   67,353        (2,589)       14,348          (673)       81,701        (3,262)
Foreign government bonds and obligations          13,344          (114)           --            --        13,344          (114)
Structured investments                             2,189            --            --            --         2,189            --
------------------------------------------------------------------------------------------------------------------------------
  Total                                     $ 13,620,893  $   (257,433) $  4,300,212  $   (163,504) $ 17,921,105  $   (420,937)
------------------------------------------------------------------------------------------------------------------------------

The following table provides information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2004:

(THOUSANDS)                                     LESS THAN 12 MONTHS          12 MONTHS OR MORE                TOTAL
------------------------------------------------------------------------------------------------------------------------------
                                                FAIR       UNREALIZED       FAIR       UNREALIZED       FAIR       UNREALIZED
DESCRIPTION OF SECURITIES:                      VALUE        LOSSES         VALUE        LOSSES         VALUE        LOSSES
------------------------------------------------------------------------------------------------------------------------------
Corporate debt securities                   $  2,410,156  $    (20,461) $    645,898  $    (16,529) $  3,056,054  $    (36,990)
Mortgage and other asset-backed securities     2,560,175       (17,686)      550,728       (12,801)    3,110,903       (30,487)
Foreign corporate bonds                          641,928        (6,571)      373,312        (7,607)    1,015,240       (14,178)
U.S. Government and agencies obligations         159,904          (498)          533           (15)      160,437          (513)
State and municipal obligations                       --            --        62,454        (2,569)       62,454        (2,569)
Foreign government bonds and obligations           1,002           (33)        9,008          (519)       10,010          (552)
Structured investments                                --            --       526,190       (33,230)      526,190       (33,230)
------------------------------------------------------------------------------------------------------------------------------
  Total                                     $  5,773,165  $    (45,249) $  2,168,123  $    (73,270) $  7,941,288  $   (118,519)
------------------------------------------------------------------------------------------------------------------------------

In evaluating potential other-than-temporary impairments, IDS Life considers the extent to which amortized costs exceeds fair value and the duration of that difference. A key metric in performing this evaluation is the ratio of fair value to amortized cost. The following table summarizes the unrealized losses by ratio of fair value to amortized cost as of December 31, 2005:

(MILLIONS, EXCEPT
NUMBER OF SECURITIES)           LESS THAN 12 MONTHS                12 MONTHS OR MORE                       TOTAL
------------------------------------------------------------------------------------------------------------------------------
                                                  GROSS                             GROSS                             GROSS
RATIO OF FAIR VALUE TO    NUMBER OF             UNREALIZED  NUMBER OF             UNREALIZED  NUMBER OF             UNREALIZED
AMORTIZED COST            SECURITIES FAIR VALUE   LOSSES    SECURITIES FAIR VALUE   LOSSES    SECURITIES FAIR VALUE   LOSSES
------------------------------------------------------------------------------------------------------------------------------
95% - 100%                   645     $   13,200 $     (223)    213     $    3,971 $     (141)    858     $   17,171 $     (364)
90% - 95%                     36            340        (22)     24            321        (22)     60            661        (44)
80% - 90%                      9             81        (12)      3              8         (1)     12             89        (13)
------------------------------------------------------------------------------------------------------------------------------
  Total                      690     $   13,621 $     (257)    240     $    4,300 $     (164)    930     $   17,921 $     (421)
------------------------------------------------------------------------------------------------------------------------------

436 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

IDS LIFE INSURANCE COMPANY

A majority of the gross unrealized losses related to corporate debt securities and substantially all of the gross unrealized losses related to mortgage and other asset-backed securities are attributable to changes in interest rates. A portion of the gross unrealized losses particularly related to corporate debt securities is also attributed to credit spreads and specific issuer credit events. As noted in the table above, a significant portion of the unrealized loss relates to securities that have a fair value to amortized cost ratio of 95% or above resulting in an overall 98% ratio of fair value to amortized cost for all securities with an unrealized loss. From an overall perspective, the gross unrealized losses are not concentrated in any individual industries or with any individual securities. However, the securities with a fair value to amortized cost ratio of 80%-90% primarily relate to the auto and paper industries. The largest unrealized loss associated with an individual issuer, excluding GNMA, FNMA and FHLMC mortgage-backed securities, is $6 million. The securities related to this issuer have a fair value to amortized cost ratio of 80%-90% and have been in an unrealized loss position for less than 12 months.

IDS Life monitors the investments and metrics discussed previously on a quarterly basis to identify and evaluate investments that have indications of possible other-than-temporary impairment. See the Investments section of Note 1 for information regarding IDS Life's policy for determining when an investment's decline in value is other-than-temporary. As stated earlier, IDS Life's ongoing monitoring process has revealed that a significant portion of the gross unrealized losses on its Available-for-Sale securities are attributable to changes in interest rates. Additionally, IDS Life has the ability and intent to hold these securities for a time sufficient to recover its amortized cost and has, therefore, concluded that none are other-than-temporarily impaired at December 31, 2005.

The change in net unrealized securities gains (losses) recognized in accumulated other comprehensive income includes three components, net of tax: (i) unrealized gains (losses) that arose from changes in market value of securities that were held during the period (holding gains (losses)), (ii) gains (losses) that were previously unrealized, but have been recognized in current period net income due to sales and other-than-temporary impairments of Available-for-Sale securities (reclassification of realized (gains) losses) and (iii) other items primarily consisting of adjustments in asset and liability balances, such as DAC, DSIC and annuity liabilities to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective consolidated balance sheet dates.

The following table presents these components of other comprehensive income
(loss), net of tax:

(THOUSANDS)                                                                2005            2004            2003
-------------------------------------------------------------------------------------------------------------------
Holding (losses) gains, net of tax of $260,090, $22,633, and
  $44,705, respectively                                                $   (483,023)   $     42,034    $    (83,106)
Reclassification of realized gains, net of tax of $18,381, $10,765,
  and $6,044, respectively                                                  (34,137)        (19,993)        (11,225)
DAC, net of tax of $28,372, $3,179 and $1,958, respectively                  52,690           5,905           3,636
DSIC, net of tax of $4,614, $3,538, and $0, respectively                      8,568          (6,571)             --
Fixed annuity liabilities, net of tax of $2,878, $30,270, and $0,
  respectively                                                               (5,345)        (56,216)             --
-------------------------------------------------------------------------------------------------------------------
Net unrealized securities losses                                       $   (461,247)   $    (34,841)   $    (90,695)
-------------------------------------------------------------------------------------------------------------------

The following is a distribution of Available-for-Sale securities by maturity as of December 31, 2005:

                                                                                         AMORTIZED         FAIR
(THOUSANDS)                                                                                 COST           VALUE
-------------------------------------------------------------------------------------------------------------------
Due within 1 year                                                                       $    525,818   $    529,579
Due after 1 through 5 years                                                                4,288,859      4,301,151
Due after 5 through 10 years                                                              11,063,792     11,020,647
Due after 10 years                                                                         1,131,115      1,207,613
-------------------------------------------------------------------------------------------------------------------
                                                                                          17,009,584     17,058,990
Mortgage and other asset-backed securities                                                10,804,984     10,691,731
Structured investments                                                                         2,453          2,453
Preferred and common stocks                                                                       13             21
-------------------------------------------------------------------------------------------------------------------
Total                                                                                   $ 27,817,034   $ 27,753,195
-------------------------------------------------------------------------------------------------------------------

The expected payments on mortgage and other asset-backed securities and structured investments may not coincide with their contractual maturities. As such, these securities, as well as preferred and common stocks, were not included in the maturities distribution.

The table below includes sales, maturities, and purchases of investments classified as Available-for-Sale for the years ended December 31:

(THOUSANDS)                                                                2005            2004            2003
-------------------------------------------------------------------------------------------------------------------
Sales                                                                  $  3,124,154    $  1,603,285    $ 12,232,235
Maturities, sinking fund payments and calls                            $  2,241,829    $  1,931,070    $  4,152,088
Purchases                                                              $  5,780,183    $  4,392,522    $ 20,527,995

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 437

IDS LIFE INSURANCE COMPANY

Included in net realized gains and losses were gross realized gains and losses on sales of securities, as well as other-than-temporary losses on investments, classified as Available-for-Sale, using the specific identification method, as noted in the following table for the years ended December 31:

(THOUSANDS)                                                        2005            2004            2003
-----------------------------------------------------------------------------------------------------------
Gross realized gains from sales                                $    107,800    $     48,412    $    255,348
Gross realized losses from sales                               $    (38,602)   $    (17,524)   $   (135,465)
Other-than-temporary impairments                               $    (19,380)   $       (131)   $   (102,614)

The $19.4 million of other-than-temporary impairments in 2005 primarily related to corporate debt securities within the auto industry which were downgraded in 2005 and subsequently deteriorated throughout the year in terms of their fair value to amortized cost ratio. The $102.6 million of other-than-temporary impairments in 2003 consisted of $54.4 million related to corporate debt securities, $40.9 million related to IDS Life's interests in a CDO securitization trust which was sold in 2005 as discussed below, and $7.3 million related to other securities. The other-than-temporary impairments related to corporate debt securities primarily resulted from continued operating difficulties and bankruptcies of certain large airline carriers and the related overall impact on the airline industry. The other-than-temporary impairments related to IDS Life's interests in the CDO securitization trust primarily resulted from defaults associated with a specific CDO within the securitization trust.

During the second quarter of 2005, IDS Life sold all of its retained interest in the CDO-related securitization trust and realized a net pretax gain of $24.9 million. The carrying value of this retained interest was $526.2 million at December 31, 2004, of which $389.9 million was considered investment grade.

At December 31, 2005 and 2004, bonds carried at $15.8 million were on deposit with various states as required by law.

MORTGAGE LOANS ON REAL ESTATE AND SYNDICATED LOANS, NET

The following is a summary of mortgage loans on real estate and syndicated loans at December 31:

(THOUSANDS)                                                                         2005           2004
-----------------------------------------------------------------------------------------------------------
Mortgage loans on real estate                                                   $  2,883,709   $  2,968,889
Less: allowance for loan losses                                                      (41,347)       (45,347)
-----------------------------------------------------------------------------------------------------------
Net mortgage loans                                                              $  2,842,362   $  2,923,542
-----------------------------------------------------------------------------------------------------------

Syndicated loans                                                                $    130,869   $    139,295
Less: allowance for loan losses                                                       (3,500)        (3,500)
-----------------------------------------------------------------------------------------------------------
Net syndicated loans                                                            $    127,369   $    135,795
-----------------------------------------------------------------------------------------------------------

Mortgage loans are first mortgages on real estate. IDS Life holds the mortgage documents, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreements. Mortgage loan fundings are restricted by state insurance regulatory authorities to 80% or less of the market value of the real estate at the time of origination of the loan. Commitments to fund mortgages are made in the ordinary course of business. The estimated fair value of the mortgage commitments as of December 31, 2005 and 2004 was not material.

Syndicated loans, which are included as a component of other investments, represent loans in which a group of lenders provide funds to borrowers. There is usually one originating lender which retains a small percentage and syndicates the remainder.

At December 31, 2005 and 2004, IDS Life's recorded investment in impaired mortgage loans on real estate was $14.0 million and $11.3 million, respectively, with related allowances for mortgage loan losses of $4.0 million for both periods. During 2005 and 2004, the average recorded investment in impaired mortgage loans on real estate was $6.3 million and $8.3 million, respectively. IDS Life recognized nil, $0.6 million and $0.8 million of interest income related to impaired mortgage loans on real estate for the years ended December 31, 2005, 2004 and 2003, respectively.

The balances of and changes in the total allowance for mortgage loan losses as of and for the years ended December 31, are as follows:

(THOUSANDS)                                                        2005            2004            2003
-----------------------------------------------------------------------------------------------------------
Balance, beginning of year                                     $     45,347    $     47,197    $     44,312
Provision for mortgage loan losses                                       --           9,500          11,687
Foreclosures, write-offs and loan sales                              (4,000)        (11,350)         (8,802)
-----------------------------------------------------------------------------------------------------------
Balance, end of year                                           $     41,347    $     45,347    $     47,197
-----------------------------------------------------------------------------------------------------------

438 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

IDS LIFE INSURANCE COMPANY

Concentration of credit risk of mortgage loans on real estate by region at December 31 were:

(THOUSANDS)                                                                2005                          2004
------------------------------------------------------------------------------------------------------------------------
                                                                ON BALANCE      FUNDING       ON BALANCE       FUNDING
REGION                                                             SHEET      COMMITMENTS        SHEET      COMMITMENTS
------------------------------------------------------------------------------------------------------------------------
South Atlantic                                                 $    594,022   $     10,900   $    588,764   $     24,115
West North Central                                                  436,367          6,200        433,298         14,550
East North Central                                                  406,714             --        509,752          1,400
Pacific                                                             364,448         26,750        332,764         13,700
Mountain                                                            352,178          8,725        371,801         20,025
Middle Atlantic                                                     257,625         11,500        270,509          2,600
West South Central                                                  215,467         17,350        191,410             --
New England                                                         164,047         20,550        198,297          6,515
East South Central                                                   92,841          4,850         72,294          9,625
------------------------------------------------------------------------------------------------------------------------
                                                                  2,883,709        106,825      2,968,889         92,530
Less: allowance for loan losses                                     (41,347)            --        (45,347)            --
------------------------------------------------------------------------------------------------------------------------
  Total                                                        $  2,842,362   $    106,825   $  2,923,542   $     92,530
------------------------------------------------------------------------------------------------------------------------

Concentration of credit risk of mortgage loans on real estate by property type at December 31 were:

(THOUSANDS)                                                                2005                          2004
------------------------------------------------------------------------------------------------------------------------
                                                                ON BALANCE      FUNDING       ON BALANCE       FUNDING
PROPERTY TYPE                                                      SHEET      COMMITMENTS        SHEET      COMMITMENTS
------------------------------------------------------------------------------------------------------------------------
Office buildings                                               $  1,048,566   $     36,000   $  1,087,700   $      5,840
Department/retail stores                                            703,811         37,800        734,590         40,075
Apartments                                                          454,024         10,500        505,632         24,875
Industrial buildings                                                453,503         12,000        373,767         15,615
Hotels/motels                                                        92,335          5,900        109,408             --
Medical buildings                                                    46,851          2,700         46,960             --
Mixed use                                                            39,318             --         62,424          4,200
Nursing/retirement homes                                              4,898             --          9,875             --
Other                                                                40,403          1,925         38,533          1,925
------------------------------------------------------------------------------------------------------------------------
                                                                  2,883,709        106,825      2,968,889         92,530
Less: allowance for loan losses                                     (41,347)            --        (45,347)            --
------------------------------------------------------------------------------------------------------------------------
  Total                                                        $  2,842,362   $    106,825   $  2,923,542   $     92,530
------------------------------------------------------------------------------------------------------------------------

SOURCES OF INVESTMENT INCOME AND REALIZED GAINS (LOSSES) ON INVESTMENTS

Net investment income for the years ended December 31 is summarized as follows:

(THOUSANDS)                                                                       2005           2004           2003
------------------------------------------------------------------------------------------------------------------------
Income on fixed maturities                                                    $  1,448,882   $  1,450,919   $  1,423,560
Income on mortgage loans on real estate                                            196,840        221,022        247,001
Trading securities and other investments                                           163,814        138,468         63,983
------------------------------------------------------------------------------------------------------------------------
                                                                                 1,809,536      1,810,409      1,734,544
Less: investment expenses                                                           18,212         32,963         29,359
------------------------------------------------------------------------------------------------------------------------
Total                                                                         $  1,791,324   $  1,777,446   $  1,705,185
------------------------------------------------------------------------------------------------------------------------

Net realized gains (losses) on investments for the years ended December 31 is summarized as follows:

(THOUSANDS)                                                                       2005           2004           2003
------------------------------------------------------------------------------------------------------------------------
Fixed maturities                                                              $     49,818   $     30,757   $     17,269
Mortgage loans on real estate                                                       (1,627)        (3,048)       (10,865)
Trading securities and other investments                                               105           (417)        (1,959)
------------------------------------------------------------------------------------------------------------------------
Total                                                                         $     48,296   $     27,292   $      4,445
------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 439

IDS LIFE INSURANCE COMPANY

3. VARIABLE INTEREST ENTITIES

The VIEs for which IDS Life was considered the primary beneficiary and which were consolidated beginning December 31, 2003, relate to SLTs which were partially owned by IDS Life and managed by an affiliate. The consolidated SLTs provided returns to investors primarily based on the performance of an underlying portfolio of high-yield loans which were managed by an affiliate. IDS Life liquidated its interest in all three SLTs. One SLT was liquidated in 2004, and the other two SLTs were liquidated in 2005, resulting in a non-cash $27.9 million cumulative net pretax charge and a $13.9 million pretax gain during the years ended December 31, 2004 and 2005, respectively. There is no remaining exposure related to these SLTs as of December 31, 2005. The following table presents the consolidated assets, essentially all of which were restricted, and other balances related to these entities at December 31:

(MILLIONS)                                                                                         2004
-----------------------------------------------------------------------------------------------------------
Restricted cash                                                                                $        536
Derivative financial instruments(a)                                                                      43
-----------------------------------------------------------------------------------------------------------
Total assets                                                                                   $        579
Total liabilities                                                                                       117
-----------------------------------------------------------------------------------------------------------
Net assets                                                                                     $        462
-----------------------------------------------------------------------------------------------------------

(a) Represents the estimated fair market value of the total return swap derivatives related to the consolidated SLTs which had a notional amount of $1.8 billion as of December 31, 2004.

IDS Life has other significant variable interests for which it is not considered the primary beneficiary and, therefore, does not consolidate. These interests are represented by carrying values of $2.5 million of CDO residual tranches managed by an affiliate where IDS Life is not the primary beneficiary. IDS Life's maximum exposure to loss as a result of its investment in CDO residual tranches is represented by the carrying value.

4. DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENT COSTS

The balances of and changes in DAC as of and for the years ended December 31, were:

(THOUSANDS)                                                        2005            2004            2003
-----------------------------------------------------------------------------------------------------------
Balance, beginning of year                                     $  3,637,956    $  3,336,208    $  3,077,994
Impact of SOP 03-1                                                       --          19,600              --
Capitalization of acquisition costs                                 632,743         533,842         516,928
Amortization, excluding impact of changes in assumptions           (382,882)       (340,578)       (266,108)
Amortization, impact of annual third quarter changes in
  DAC-related assumptions                                            67,000          23,700           1,800
Amortization, impact of other quarter changes in
  DAC-related assumptions(a)                                             --          56,100              --
Impact of changes in net unrealized securities losses                81,062           9,084           5,594
-----------------------------------------------------------------------------------------------------------
Balance, end of year                                           $  4,035,879    $  3,637,956    $  3,336,208
-----------------------------------------------------------------------------------------------------------

(a) Primarily relates to a $65.7 million reduction in DAC amortization expense to reflect the lengthening of the amortization periods for certain annuity and life insurance products impacted by IDS Life's adoption of SOP 03-1 on January 1, 2004, partially offset by a $9.6 million increase in amortization expense due to a LTC DAC valuation system conversion.

The balances of and changes in DSIC as of and for the years ended December 31, were:

(THOUSANDS)                                                        2005            2004            2003
-----------------------------------------------------------------------------------------------------------
Balance, beginning of year                                     $    302,997    $    278,971    $    231,100
Impact of SOP 03-1                                                       --          (2,900)             --
Capitalization of sales inducements                                  94,319          70,860          71,839
Amortization                                                        (40,332)        (33,825)        (23,968)
Impact of changes in net unrealized securities losses (gains)        13,182         (10,109)             --
-----------------------------------------------------------------------------------------------------------
Balance, end of year                                           $    370,166    $    302,997    $    278,971
-----------------------------------------------------------------------------------------------------------

5. VARIABLE ANNUITY GUARANTEES

This note discusses variable annuity guarantees for which liabilities are established under SOP 03-1, specifically GMDB, GGU and GMIB. See Note 10 for more information about guarantees for which liabilities are established under SFAS 133, specifically GMWB and GMAB.

The majority of the variable annuity contracts offered by IDS Life contain GMDB provisions. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. IDS Life also offers GGU provisions on variable annuities with death benefit provisions and contracts containing GMIB provisions. If elected by the contract owner and after a stipulated waiting period from contract issuance, a GMIB guarantees a minimum lifetime annuity based on a specified rate of contract accumulation value growth and predetermined annuity purchase rates. IDS Life has established additional liabilities for these variable annuity death benefits and GMIB provisions.

440 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

IDS LIFE INSURANCE COMPANY

The variable annuity death benefit liability is determined each period by estimating the expected value of death benefits in excess of the projected contract accumulation value and recognizing the excess over the estimated meaningful life based on expected assessments (e.g., mortality and expense fees, contractual administrative charges and similar fees). Similarly, the GMIB liability is determined each period by estimating the expected value of annuitization benefits in excess of the projected contract accumulation value at the date of annuitization and recognizing the excess over the estimated meaningful life based on expected assessments.

The majority of the GMDB contracts provide for six year reset contract values. In determining the additional liabilities for variable annuity death benefits and GMIB, IDS Life projects these benefits and contract assessments using actuarial models to simulate various equity market scenarios. Significant assumptions made in projecting future benefits and assessments relate to customer asset value growth rates, mortality, persistency and investment margins and are consistent with those used for DAC asset valuation for the same contracts. As with DAC, management will review, and where appropriate, adjust its assumptions each quarter. Unless management identifies a material deviation over the course of quarterly monitoring, management will review and update these assumptions annually in the third quarter of each year.

The following provides summary information related to variable annuity contracts for which IDS Life has established additional liabilities for death benefits and GMIB as of December 31:

VARIABLE ANNUITY GMDB, GMIB AND GGU BY BENEFIT TYPE
(DOLLARS IN THOUSANDS)                                                                              2005           2004
-----------------------------------------------------------------------------------------------------------------------
Contracts with GMDB Providing for Return of Premium   Total Contract Value                  $  9,106,907   $  3,241,618
                                                      Contract Value in Separate Accounts   $  7,409,865   $  1,727,415
                                                      Net Amount at Risk*                   $     16,727   $    110,922
                                                      Weighted Average Attained Age                   60             62
Contracts with GMDB Providing for Six Year Reset      Total Contract Value                  $ 24,608,183   $ 27,453,193
                                                      Contract Value in Separate Accounts   $ 20,362,261   $ 22,787,083
                                                      Net Amount at Risk*                   $    762,724   $  1,267,225
                                                      Weighted Average Attained Age                   61             60
Contracts with GMDB Providing for One Year Ratchet    Total Contract Value                  $  5,129,201   $  4,039,358
                                                      Contract Value in Separate Accounts   $  4,210,758   $  3,078,491
                                                      Net Amount at Risk*                   $     45,363   $     55,622
                                                      Weighted Average Attained Age                   61             61
Contracts with Other GMDB                             Total Contract Value                  $    993,152   $    494,668
                                                      Contract Value in Separate Accounts   $    891,930   $    397,696
                                                      Net Amount at Risk*                   $     16,415   $     11,689
                                                      Weighted Average Attained Age                   59             66
Contracts with GGU Death Benefit                      Total Contract Value                  $    619,846   $    450,067
                                                      Contract Value in Separate Accounts   $    535,821   $    363,753
                                                      Net Amount at Risk*                   $     34,844   $     18,192
                                                      Weighted Average Attained Age                   61             64
Contracts with GMIB                                   Total Contract Value                  $    792,578   $    603,251
                                                      Contract Value in Separate Accounts   $    711,759   $    517,596
                                                      Net Amount at Risk*                   $     15,970   $     11,886
                                                      Weighted Average Attained Age                   60             59

* Represents current death benefit less total contract value for GMDB, amount of gross up for GGU and accumulated guaranteed minimum benefit base less total contract value for GMIB and assumes the actuarially remote scenario that all claims become payable on the same day.

ADDITIONAL LIABILITIES AND INCURRED BENEFITS                                                 GMDB & GGU         GMIB
-----------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 2005                  Liability balance at January 1        $     29,966   $      2,989
                                                      Reported claims                       $     12,203   $         --
                                                      Liability balance at December 31      $     16,451   $      3,528
                                                      Incurred claims (reported + change
                                                      in liability)                         $     (1,312)  $        539

The additional liabilities for guaranteed benefits established under SOP 03-1 are supported by general account assets. Changes in these liabilities are included in death and other benefits in the Consolidated Statements of Income.

Contract values in separate accounts were invested in various equity, bond and other funds as directed by the contractholder. No gains or losses were recognized on assets transferred to separate accounts for the periods presented.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 441

IDS LIFE INSURANCE COMPANY

6. INCOME TAXES

IDS Life qualifies as a life insurance company for federal income tax purposes. As such, IDS Life is subject to the Internal Revenue Code provisions applicable to life insurance companies.

Provisions (benefits) for income taxes were:

(THOUSANDS)                                                              2005           2004           2003
---------------------------------------------------------------------------------------------------------------
Federal income tax:
  Current                                                            $     55,766   $    159,783   $     91,862
  Deferred                                                                122,264         70,574        (30,714)
---------------------------------------------------------------------------------------------------------------
Total federal income taxes                                                178,030        230,357         61,148
State income taxes-current                                                  3,627         (4,180)         5,797
---------------------------------------------------------------------------------------------------------------
Income tax provision before accounting change                        $    181,657   $    226,177   $     66,945
---------------------------------------------------------------------------------------------------------------

The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35% are as follows:

                                                                         2005           2004           2003
---------------------------------------------------------------------------------------------------------------
Tax at U.S. statutory rate                                               35.0%          35.0%          35.0%
Changes in taxes resulting from:
Tax-exempt interest and dividend income                                  (9.7)          (3.1)         (10.6)
State income taxes, net of federal benefit                                0.4           (0.4)           0.7
Affordable housing credits                                                 --             --          (12.8)
Taxes applicable to prior years                                           3.2           (2.6)            --
Other, net                                                               (0.5)          (0.4)          (0.6)
---------------------------------------------------------------------------------------------------------------
Income tax provision before accounting change                            28.4%          28.5%          11.7%
===============================================================================================================

Deferred income tax assets and liabilities result from temporary differences between the assets and liabilities measured for U.S. GAAP reporting versus income tax return purposes. The significant components of IDS Life's deferred income tax assets and liabilities as of December 31, 2005 and 2004 are reflected in the following table:

(THOUSANDS)                                                                             2005           2004
---------------------------------------------------------------------------------------------------------------
Deferred income tax assets:
  Policy reserves                                                                   $  1,101,836   $  1,035,300
  Other investments                                                                       69,864        139,066
  Deferred taxes related to net securities and derivative unrealized losses               70,379             --
  Other                                                                                   61,896         55,556
---------------------------------------------------------------------------------------------------------------
Total deferred income tax assets                                                       1,303,975      1,229,922
---------------------------------------------------------------------------------------------------------------

Deferred income tax liabilities:
  Deferred policy acquisition costs                                                    1,154,402      1,116,235
  Deferred taxes related to net securities and derivative unrealized gains                    --        183,988
  Other                                                                                  158,672         70,901
---------------------------------------------------------------------------------------------------------------
Total deferred income tax liabilities                                                  1,313,074      1,371,124
---------------------------------------------------------------------------------------------------------------
Deferred income tax liabilities, net                                                $      9,099   $    141,202
---------------------------------------------------------------------------------------------------------------

A portion of IDS Life's income earned prior to 1984 was not subject to current taxation but was accumulated, for tax purposes, in a "policyholders' surplus account." At December 31, 2005, IDS Life had a policyholders' surplus account balance of $1.1 million. The American Jobs Creation Act of 2004 which was enacted on October 22, 2004 provides a two-year suspension of the tax on policyholders' surplus account distributions. IDS Life has made distributions of $19 million, which will not be subject to tax under the two-year suspension. Previously the policyholders' surplus account was only taxable if dividends to shareholders exceeded the shareholders' surplus account and/or IDS Life is liquidated. Deferred income taxes of $0.4 million have not been established as distributions of the remaining policyholders' surplus account are contemplated in 2006.

IDS Life is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. Included in IDS Life's deferred tax assets is a significant deferred tax asset relating to capital losses realized for tax return purposes and capital losses that have been recognized for financial statement purposes but not yet for tax return purposes. Under current U.S. federal income tax law, capital losses generally must be used against capital gain income within five years of the year in which the capital losses are recognized for tax purposes. IDS Life has $231 million in capital loss carryforwards that expire December 31, 2009. The deferred tax benefit of these capital loss carryforwards is reflected in the other investments deferred tax assets, net of other related items. Based on analysis of IDS Life's tax position, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient

442 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

IDS LIFE INSURANCE COMPANY

taxable income to enable IDS Life to utilize all of its deferred tax assets. Accordingly, no valuation allowance for deferred tax assets has been established as of December 31, 2005 and 2004.

As a result of the separation of Ameriprise Financial from American Express, IDS Life will be required to file a short period income tax return through September 30, 2005 which will be included as part of the American Express consolidated income tax return for the year ended December 31, 2005. Additionally, IDS Life and subsidiaries will not be able to file a consolidated U.S. federal income tax return with other members of the Ameriprise Financial affiliated group for five tax years following the Distribution. Therefore IDS Life will also be required to file a separate short period consolidated life insurance company income tax return for the period October 1, 2005 through December 31, 2005.

The items comprising other comprehensive income in the Consolidated Statements of Stockholder's Equity are presented net of the following income tax benefit amounts:

(THOUSANDS)                                                        2005            2004            2003
-----------------------------------------------------------------------------------------------------------
Net unrealized securities losses                               $    248,363    $     18,761    $     48,791
Net unrealized derivative losses                                      6,004          12,426           4,188
-----------------------------------------------------------------------------------------------------------
Net income tax benefit                                         $    254,367    $     31,187    $     52,979
-----------------------------------------------------------------------------------------------------------

7. STATUTORY CAPITAL AND SURPLUS

Statutory capital and surplus available for distribution or dividends to Ameriprise Financial are limited to IDS Life Insurance Company's surplus as determined in accordance with accounting practices prescribed by state insurance regulatory authorities. IDS Life Insurance Company's statutory unassigned surplus aggregated $925.1 million and $909.7 million as of December 31, 2005 and 2004, respectively. In addition, any dividend or distribution paid prior to December 24, 2006 (one year after IDS Life Insurance Company's most recent dividend payment) would require pre-notification to the Commissioner of Commerce of the State of Minnesota, who has the authority to disapprove and prevent payment thereof. From December 24, 2006 to December 31, 2006, dividends or distributions in excess of $327.5 million would be subject to this same pre-notification and potential disapproval.

Statutory net income for the years ended December 31 and capital and surplus as of December 31 are summarized as follows:

(THOUSANDS)                                                        2005            2004            2003
-----------------------------------------------------------------------------------------------------------
Statutory net income                                           $    341,235    $    379,950    $    432,063
Statutory capital and surplus                                     2,942,153       2,276,724       2,804,593

IDS Life Insurance Company and its wholly-owned life insurance subsidiaries are subject to regulatory capital requirements. Actual capital, determined on a statutory basis, and regulatory capital requirements for each of the life insurance entities as of December 31, 2005 are as follows:

                                                                                                REGULATORY
                                                                                                  CAPITAL
(THOUSANDS)                                                                 ACTUAL CAPITAL(a)   REQUIREMENT
-----------------------------------------------------------------------------------------------------------
IDS Life Insurance Company                                                     $ 3,270,285       $ 750,975
American Enterprise Life Insurance Company                                         583,303         125,285
IDS Life Insurance Company of New York                                             246,001          39,880
American Partners Life Insurance Company                                            67,382          10,906
American Centurion Life Assurance Company                                           61,748          12,654

(a) Actual capital, as defined by the NAIC for purposes of meeting regulatory capital requirements, includes statutory capital and surplus, plus certain statutory valuation reserves.

8. RELATED PARTY TRANSACTIONS

IDS Life loans funds to Ameriprise Financial under a collateral loan agreement. There was no balance on the loan at December 31, 2005 and 2004. This loan can be increased to a maximum of $75 million and pays interest at a rate equal to the preceding month's effective new money rate for IDS Life's permanent investments.

In connection with Ameriprise Financial being named the investment manager for the proprietary mutual funds used as investment options by IDS Life's variable annuity and variable life insurance contract owners in the fourth quarter of 2003, Ameriprise Financial received management fees from these funds. IDS Life continues to provide all fund management services, other than investment management, and entered into an administrative services agreement with Ameriprise Financial to be compensated for the services IDS Life provides. For the years ended December 31, 2005, 2004 and 2003, IDS Life received $55.7 million, $81.5 million, and $14.1 million, respectively, under the agreement with Ameriprise Financial. In the fourth quarter of 2005, RiverSource Investments, LLC replaced Ameriprise Financial as the investment manager. As a result, IDS Life's administrative service fees were payable from RiverSource Investments, LLC rather than Ameriprise Financial during the fourth quarter of 2005. For the year ended December 31, 2005, IDS Life received $19.5 million under the agreement with RiverSource Investments, LLC.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 443

IDS LIFE INSURANCE COMPANY

IDS Life participates in the Ameriprise Financial Retirement Plan which covers all permanent employees age 21 and over who have met certain employment requirements. Company contributions to the plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for this plan complies with the applicable minimum funding requirements specified by ERISA. IDS Life's share of the total net periodic pension cost was $0.9 million in 2005, $0.5 million in 2004, and $0.3 million in 2003.

IDS Life also participates in the defined contribution pension plans of Ameriprise Financial which cover all employees who have met certain employment requirements. Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations in 2005, 2004 and 2003 were $3.2 million, $2.4 million, and $2.2 million, respectively.

IDS Life participates in the defined benefit health care plans of Ameriprise Financial that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees are considered to have been employees of Ameriprise Financial. Ameriprise Financial expenses these benefits and allocates the expenses to its subsidiaries. The cost of these plans charged to operations in 2005, 2004 and 2003 was $1.1 million, $0.5 million, and $2.1 million, respectively.

Charges by Ameriprise Financial for use of joint facilities, technology support, marketing services and other services aggregated $725.2 million, $600.6 million, and $549.2 million for 2005, 2004 and 2003, respectively. Certain of these costs are included in DAC. Expenses allocated to IDS Life may not be reflective of expenses that would have been incurred by IDS Life on a stand-alone basis.

In connection with the separation, IDS Life received a capital contribution of $650 million from Ameriprise Financial during the third quarter of 2005 to support its current financial strength ratings and to cover the allocated separation costs. During the fourth quarter of 2005, IDS Life approved and paid dividends to Ameriprise Financial of $380 million. During the second and fourth quarter of 2004, IDS Life approved and paid dividends to Ameriprise Financial of $430 million and $500 million, respectively. IDS Life expects to continue to maintain adequate capital to meet internal and external Risk-Based Capital requirements.

Included in other liabilities at December 31, 2005 and 2004 are $7.6 million and $30.1 million, respectively, payable to Ameriprise Financial for federal income taxes.

9. REINSURANCE

At December 31, 2005, 2004 and 2003, traditional life and universal life insurance in force aggregated $160.1 billion, $147.5 billion and $131.1 billion, respectively, of which $86.3 billion, $70.9 billion and $53.8 billion, was reinsured at the respective year ends. IDS Life also reinsures a portion of the risks assumed under LTC policies. Under all reinsurance agreements, premiums ceded to reinsurers amounted to $174.9 million, $159.6 million and $144.7 million and reinsurance recovered from reinsurers amounted to $105.6 million, $73.3 million and $60.3 million, for the years ended December 31, 2005, 2004 and 2003, respectively. Reinsurance contracts do not relieve IDS Life from its primary obligation to policyholders. Life insurance in force is reported on a statutory basis.

10. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivative financial instruments enable the end users to manage exposure to credit and various market risks. The value of such instruments is derived from an underlying variable or multiple variables, including equity, and interest rate indices or prices. IDS Life enters into various derivative financial instruments as part of its ongoing risk management activities. IDS Life does not engage in any derivative instrument trading activities. Credit risk associated with IDS Life's derivatives is limited to the risk that a derivative counterparty will not perform in accordance with the terms of the contract. To mitigate such risk, counterparties are all required to be preapproved. Additionally, IDS Life may, from time to time, enter into master netting agreements wherever practical. The following summarizes IDS Life's use of derivative financial instruments.

444 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

IDS LIFE INSURANCE COMPANY

CASH FLOW HEDGES

IDS Life uses interest rate products, primarily interest rate swaptions, to hedge the risk of increasing interest rates on forecasted fixed annuity sales. During 2005, 2004 and 2003, no amounts were reclassified into earnings from accumulated other comprehensive income. Additionally, IDS Life does not expect to reclassify any material amounts from accumulated other comprehensive income to earnings during the next twelve months. Currently, the longest period of time over which IDS Life is hedging exposure to the variability in future cash flows is 13 years and relates to forecasted fixed annuity sales. There were losses of $1.8 million for the year ended December 31, 2005 and no gains or losses for the years ended December 31, 2004 and 2003 on derivative transactions or portions thereof that were ineffective as hedges or excluded from the assessment of hedge effectiveness.

During 2005, 2004 and 2003, IDS Life recognized the following impacts in other comprehensive income related to its cash flow hedging activity, net of tax:

(THOUSANDS)                                                        2005            2004            2003
-----------------------------------------------------------------------------------------------------------
Holding losses, net of tax of $6,628, $11,901, and $3,663,
  respectively                                                 $    (12,309)   $    (22,102)   $     (6,802)
Reclassification for realized losses (gains), net of tax of
  $624, $525, and $525, respectively                                  1,159            (975)           (975)
-----------------------------------------------------------------------------------------------------------
Net unrealized derivative losses                               $    (11,150)   $    (23,077)   $     (7,777)
-----------------------------------------------------------------------------------------------------------

DERIVATIVES NOT DESIGNATED AS HEDGES

IDS Life has economic hedges that either do not qualify or are not designated for hedge accounting treatment.

Certain annuity products have returns tied to the performance of equity markets. As a result of fluctuations in equity markets, the amount of expenses incurred by IDS Life related to equity-indexed annuities will positively or negatively impact earnings. As a means of economically hedging its obligations under the provisions of these products, IDS Life writes and purchases index options and occasionally enters into futures contracts. Purchased options used in conjunction with these products are reported in other assets and written options are included in other liabilities.

Additionally, certain annuity products contain GMWB provisions, which guarantee the right to make limited partial withdrawals each contract year regardless of the volatility inherent in the underlying investments. The GMWB provision is considered an embedded derivative and is valued each period by estimating the present value of future benefits less applicable fees charged for the rider using actuarial models, which simulate various economic scenarios. IDS Life economically hedges the exposure related to the GMWB provision using various equity futures and structured derivatives.

As of December 31, 2005 and 2004, the fair value of the purchased derivatives used in conjunction with these products was $124.6 million and $27.8 million, respectively. As of December 31, 2005 and 2004, the fair value of the written options was $(0.8) million and $(0.9) million, respectively. Futures contracts are settled daily by exchanging cash with the counterparty and gains and losses are reported in earnings.

EMBEDDED DERIVATIVES

As noted above, certain annuity products have returns tied to the performance of equity markets. The equity component of the annuity product obligations are considered embedded derivatives. Additionally, certain annuities contain GMWB and GMAB provisions, which are also considered embedded derivatives. The changes in fair value of the equity indexed annuities are recognized in interest credited to account values and the changes in fair value of the GMWB and GMAB features are recognized in death and other benefits for investment contracts and universal life-type insurance. The fair value of the embedded derivatives for equity indexed annuities is recognized in future policy benefits for fixed annuities and the fair value of the embedded options for GMWB and GMAB is recognized in future policy benefits for variable annuity guarantees in the Consolidated Balance Sheets. The total fair value of these instruments, excluding the host contract, was $47.9 million and $34.6 million at December 31, 2005 and 2004, respectively.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 445

IDS LIFE INSURANCE COMPANY

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table discloses fair value information for financial instruments. Certain items, such as life insurance obligations, employee benefit obligations, investments accounted for under the equity method, DAC and DSIC are not reflected in the table as they are not required to be disclosed in such table by SFAS No. 107, "Disclosure about Fair Value of Financial Instruments." The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2005 and 2004 and require management judgment to estimate such values. These figures may not be indicative of future fair values. Additionally, management believes the value of excluded assets and liabilities is significant. The fair value of IDS Life, therefore, cannot be estimated by aggregating the amounts presented herein. The following table discloses carrying value and fair value information for financial instruments at December 31:

                                                                           2005                          2004
------------------------------------------------------------------------------------------------------------------------
                                                                 CARRYING         FAIR         CARRYING         FAIR
(THOUSANDS)                                                       VALUE          VALUE          VALUE          VALUE
------------------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
Assets for which carrying values approximate fair values       $    233,589   $    233,589   $    667,248   $    667,248
Available-for-Sale securities                                    27,753,195     27,753,195     28,162,451     28,162,451
Mortgage loans on real estate, net                                2,842,362      2,976,688      2,923,542      3,149,986
Policy loans                                                        605,212        605,212        588,574        588,574
Trading securities                                                   23,956         23,956        168,055        168,055
Other investments                                                   127,369        131,475        135,795        140,428
Separate account assets                                          37,929,960     37,929,960     32,454,032     32,454,032
Derivative financial instruments                                    133,263        133,263         97,784         97,784

FINANCIAL LIABILITIES
Liabilities for which carrying values approximate fair values  $     25,000   $     25,000   $     47,000   $     47,000
Fixed annuity reserves                                           24,637,806     23,840,988     25,522,643     24,733,010
Separate account liabilities                                     33,154,528     31,742,503     28,284,118     27,164,063
Derivative financial instruments                                      6,941          6,941          4,290          4,290

As of December 31, 2005 and 2004, the carrying and fair values of off-balance sheet financial instruments are not material. See Note 2 for carrying and fair value information regarding Available-for-Sale securities and mortgage loans on real estate (net of allowance for loan losses). The following methods were used to estimate the fair values of financial assets and financial liabilities:

FINANCIAL ASSETS

Assets for which carrying values approximate fair values include cash and cash equivalents, restricted cash and certain other assets. The carrying value approximates fair value due to the short-term nature of these instruments.

Available-for-Sale securities are carried at fair value in the Consolidated Balance Sheets. Gains and losses are recognized in the results of operations upon disposition. In addition, impairment losses are recognized when management determines that a decline in value is other-than-temporary.

The fair value of mortgage loans on real estate, except those with significant credit deterioration, are estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values are based on estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections, or for collateral dependent loans, on collateral values.

The fair value of policy loans approximates carrying value.

Trading securities are carried at fair value in the Consolidated Balance Sheets with changes in fair value recognized in current period earnings.

Other investments include IDS Life's interest in syndicated loans, which are carried at amortized cost less allowance for losses in the Consolidated Balance Sheets. Fair values are based on quoted market prices.

Separate account assets are carried at fair value in the Consolidated Balance Sheets.

Derivative financial instruments are carried at fair value within other assets or other liabilities. The fair value of the derivative financial instruments are determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market data inputs.

446 - RIVERSOURCE VARIABLE ANNUITY ACCOUNT

IDS LIFE INSURANCE COMPANY

FINANCIAL LIABILITIES

Liabilities for which carrying values approximate fair values include certain other liabilities. The carrying value approximates fair value due to the short-term nature of these instruments.

Fair values of fixed annuities in deferral status are estimated as the accumulated value less applicable surrender charges. For annuities in payout status, fair value is estimated using discounted cash flows based on current interest rates. The fair value of these reserves excludes life insurance related elements of $1.5 billion as of both December 31, 2005 and 2004. If the fair value of the fixed annuities were realized, the surrender charges received would be offset by the write off of the DAC and DSIC associated with the fixed annuities of $496.4 million and $534.4 million as of December 31, 2005 and 2004, respectively.

Fair values of separate account liabilities, excluding life insurance-related elements of $4.8 billion and $4.2 billion at December 31, 2005 and 2004, respectively, are estimated as the accumulated value less applicable surrender charges. If the fair value of the separate account liabilities were realized, the surrender charges received would be offset by the write off of the DAC and DSIC associated with separate account liabilities of $2.0 billion and $1.7 billion as of December 31, 2005 and 2004, respectively.

12. COMMITMENTS AND CONTINGENCIES

At December 31, 2005 and 2004, IDS Life had no commitments to purchase investments other than mortgage loan fundings (see Note 2).

The Securities and Exchange Commission, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. IDS Life has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

IDS Life is involved in a number of other legal and arbitration proceedings concerning matters arising in connection with the conduct of its business activities. IDS Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material impact on results of operations in any particular reporting period as the proceedings are resolved.

The IRS routinely examines IDS Life's federal income tax returns and recently completed its audit of IDS Life for the 1993 through 1996 tax years. The IRS is currently conducting an audit of IDS Life for the 1997 through 2002 tax years. Management does not believe there will be a material adverse effect on IDS Life's consolidated financial condition or results of operations as a result of these audits.

RIVERSOURCE VARIABLE ANNUITY ACCOUNT - 447

                                                              S-6318ECR A (1/07)

Part C.

Item 24.     Financial Statements and Exhibits

     (a)  Financial Statements included in Part B of this Registration
          Statement:

          American Enterprise Variable Annuity Account (name subsequently changed to RiverSource Variable Annuity Account)
               Report of Independent Registered Public Accounting Firm dated March 31, 2006
               Statements of Assets and Liabilities for the year ended Dec. 31, 2005
               Statements of Operations for the year ended Dec. 31, 2005 Statements of Changes in Net Assets for the two years ended Dec. 31, 2005
               Notes to Financial Statements

          IDS Life Insurance Company (name subsequently changed to RiverSource Life Insurance Company)
               Report of Independent Registered Public Accounting Firm dated March 31, 2006
               Consolidated Statements of Assets and Liabilities for the two years ended Dec. 31, 2005
               Consolidated Statements of Operations for the three years ended Dec. 31, 2005
               Consolidated Statements of Changes in Net Assets for the three years ended Dec. 31, 2005
               Notes to Consolidated Financial Statements

     (b)  Exhibits:

1.1 Resolution of the Executive Committee of the Board of Directors of American Enterprise Life Insurance Company establishing the American Enterprise Variable Annuity Account dated July 15, 1987, filed electronically as Exhibit 1 to American Enterprise Life Personal Portfolio Plus 2's Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated by reference.

1.2 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 10 subaccounts dated Aug. 21, 1997, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 8 to Registration Statement No. 33-54471, filed on or about Aug. 27, 1997, is incorporated by reference.

1.3 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 6 subaccounts dated June 17, 1998, filed electronically as Exhibit 1.3 to American Enterprise Variable Annuity Accounts Post-Effective Amendment No. 12 to Registration Statement No. 33-54471, filed on or about Aug. 24, 1998, is incorporated by reference.

1.4 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 16 subaccounts dated Jan. 20, 1999, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-67595, filed on or about Feb. 16, 1999, is incorporated by reference.

1.5 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 37 subaccounts dated June 29, 1999, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-74865, filed on or about July 8, 1999, is incorporated by reference.

1.6 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 236 subaccounts dated Sept. 8, 1999, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-82149, filed on or about Sept. 21, 1999, is incorporated by reference.

1.7 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 67 subaccounts dated Nov. 22, 1999, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-85567 filed on or about Dec. 30, 1999 is incorporated by reference.

1.8 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 15 subaccounts dated Feb. 2, 2000, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-92297, filed on or about Feb. 11, 2000, is incorporated by reference.

1.9 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 141 additional subaccounts within the separate account dated April 25, 2000, filed electronically as Exhibit
          1.3 to Registrant's Post - Effective Amendment No. 2 to Registation Statement No. 333 - 74865, filed on or about April 28, 2000, is incorporated by reference.

1.10 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 1 additional subaccount within the separate account dated April 25, 2000, filed electronically as Exhibit
          1.4 to Registrant's Post-Effective Amendment No. 3 to Registration Statement No. 333-74865, filed on or about April 27, 2001, is incorporated by reference.

1.11 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 21 subaccounts dated April 13, 2001, filed electronically as Exhibit 1.4 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 7 to Registration Statement No. 333-85567, filed on or about April 30, 2001, is incorporated by reference.

1.12 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 12 subaccounts dated Sept. 29, 2000, filed electronically as Exhibit 1.12 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-73958, filed on or about Feb. 20, 2002, is incorporated by reference.

1.13 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 85 subaccounts dated Feb. 5, 2002, filed electronically as Exhibit 1.13 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-73958, filed on or about Feb. 20, 2002, is incorporated by reference.

1.14 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 109 subaccounts dated April 17, 2002, filed electronically as Exhibit 1.14 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 11 to Registration Statement No. 333-85567, filed on or about April 25, 2002 is incorporated by reference.

1.15 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 229 subaccounts dated July 1, 2002, filed electronically as Exhibit 1.15 to the American Enterprise Variable Annuity Account's Post-Effective Amendment No. 6 to Registration Statement No. 333-92297, is incorporated by reference.

1.16 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 339 subaccounts dated December 16, 2002, filed electronically as Exhibit 1.16 to Post-Effective Amendment No. 3 to Registration Statement No. 333-73958, filed on or about December 20, 2002, is incorporated by reference.

1.17 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 6 subaccounts dated April 1, 2003 filed electronically as Exhibit 1.17 to Registrant's Post-Effective Amendment No. 12 to Registration Statement No. 333-85567 on or about April 24, 2003 is incorporated by reference.

1.18 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 183 subaccounts dated October 29, 2003 filed electronically as Exhibit 1.18 to Registrant's Post-Effective Amendment No. 15 to Registration Statement No. 333-92297 filed on or about October 30, 2003 is incorporated by reference.

1.19 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 973 subaccounts dated April 26, 2004 filed electronically as Exhibit 1.19 to Registrant's Post-Effective Amendment No. 9 to Registration Statement No. 333-74865 filed on or about April 27, 2004 is incorporated by reference.

1.20 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing an additional subaccount within the separate account that will invest in RiverSource(SM) Variable Portfolio - Global Inflation Protected Securities Fund dated April 24, 2006 filed electronically as Exhibit 1.20 to Registrant's Post-Effective Amendment No. 14 to Registration Statement No. 333-74865, filed on or about April 28, 2006, is incorporated by reference.

1.21 Unanimous Written Consent of the Board of Directors In Lieu of a Meeting for IDS Life Insurance Company, adopted December 8, 2006 for the Re-designation of the Separate Accounts to Reflect Entity Consolidation and Rebranding filed electronically as Exhibit 27(a)(6) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is herein incorporated by reference.

2.        Not applicable.

3.1 Form of Principal Underwriter Agreement for RiverSource Life Insurance Company Variable Annuities and Variable Life Insurance, is filed electronically herein.

3.2       Not applicable.

4.1       Form of Deferred Annuity Contract (form 43431) filed electronically as
          Exhibit 4.1 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-74865 filed on or about Aug. 4, 1999, is incorporated by reference.

4.2       Form of Roth IRA Endorsement (form 43094) filed electronically as
          Exhibit 4.2 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-74865 filed on or about Aug. 4, 1999, is incorporated by reference.

4.3       Form of SEP-IRA Endorsement (form 43433) filed electronically as
          Exhibit 4.3 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-74865 filed on or about Aug. 4, 1999, is incorporated by reference.

4.4       Form of TSA Endorsement (form 43413) filed electronically as Exhibit
          4.4 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-67595, filed on or about July 8, 1999, is incorporated by reference.

4.5 Form of Guaranteed Minimum Income Benefit Rider (6% Accumulation Benefit Base) (form 240186), filed electronically as Exhibit 4.2 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 3 to Registration Statement No. 333-85567 on form N-4, filed on or about Feb. 11, 2000, is incorporated by reference.

4.6 Form of 5% Accumulation Death Benefit Rider (form 240183), filed electronically as Exhibit 4.3 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 1 to Registration Statement No. 333-85567 on form N-4, filed on or about Dec. 8, 1999, is incorporated by reference.

4.7 Form of 8% Performance Credit Rider (form 240187), filed electronically as Exhibit 4.4 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-85567 on form N-4, filed on or about Dec. 30, 1999, is incorporated by reference.

4.8 Form of Traditional IRA or SEP-IRA Endorsement (form 272108) filed electronically as Exhibit 4.11 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 10 to Registration Statement No. 333-92297, filed on or about January 30, 2003, is incorporated by reference.

4.9       Form of Roth IRA Endorsement (form 272109) filed electronically as
          Exhibit 4.12 to Post-Effective Amendment No. 10 to Registration Statement No. 333-92297, filed on or about January 30, 2003, is incorporated by reference.

4.10 Form of Variable Annuity Unisex Endorsement (form 272110) filed electronically as Exhibit 4.13 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 10 to Registration Statement No. 333-92297, filed on or about January 30, 2003, is incorporated by reference.

4.11 Form of Maximum Anniversary Value Death Benefit Rider (form 272869) filed electronically as Exhibit 4.11 to Registrant's Post-Effective Amendment No. 7 to Registration Statement No. 333-74865 filed on or about February 2, 2004 is incorporated by reference.

4.12 Form of 5% Accumulation Death Benefit Rider (form 272870) filed electronically as Exhibit 4.12 to Registrant's Post-Effective Amendment No. 7 to Registration Statement No. 333-74865 filed on or about February 2, 2004 is incorporated by reference.

4.13 Form of Enhanced Death Benefit Rider (form 272871) filed electronically as Exhibit 4.13 to Registrant's Post-Effective Amendment No. 7 to Registration Statement No. 333-74865 filed on or about February 2, 2004 is incorporated by reference.

4.14 Form of Guaranteed Minimum Income Benefit Rider (Maximum Anniversary Value Benefit Base)(form 272872) filed electronically as Exhibit 4.14 to Registrant's Post-Effective Amendment No. 7 to Registration Statement No. 333-74865 filed on or about February 2, 2004 is incorporated by reference.

4.15 Form of Guaranteed Minimum Income Benefit Rider (5% Accumulation Benefit Base)(form 272873) filed electronically as Exhibit 4.15 to Registrant's Post-Effective Amendment No. 7 to Registration Statement No. 333-74865 filed on or about February 2, 2004 is incorporated by reference.

4.16 Form of Guaranteed Minimum Income Benefit Rider (Greater of Maximum Anniversary Value Benefit Base or 5% Accumulation Benefit Base)(form 272874) filed electronically as Exhibit 4.16 to Registrant's Post-Effective Amendment No. 7 to Registration Statement No. 333-74865 filed on or about February 2, 2004 is incorporated by reference.

4.17 Form of Guaranteed Minimum Withdrawal Benefit Rider (The Guarantor(SM) Withdrawal Benefit Rider)(form 272875-E) filed electronically as Exhibit 4.17 to Registrant's Post-Effective Amendment No. 7 to Registration Statement No. 333-74865 filed on or about February 2, 2004 is incorporated by reference.

4.18 Form of Deferred Variable Annuity Contract (form 272876 DPSIG) filed electronically as Exhibit 4.18 to Registrant's Post-Effective Amendment No. 7 to Registration Statement No. 333-74865 filed on or about February 2, 2004 is incorporated by reference.

4.19 Form of Guaranteed Minimum Withdrawal Benefit Rider (form 273567-E) filed as Exhibit 4.22 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 22 to Registration Statement No. 333-92297 filed on or about Jan. 28, 2005 is incorporated by reference.

4.20 Form of Guaranteed Minimum Accumulation Benefit Rider (form 273568) filed electronically as Exhibit 4.23 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 22 to Registration Statement No. 333-92297 filed on or about Jan. 28, 2005 is incorporated by reference.

4.21      Form of Annuity Endorsement (form 273566) filed electronically as
          Exhibit 4.24 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 22 to Registration Statement No. 333-92297 filed on or about Jan. 28, 2005 is incorporated by reference.

4.22 Form of Guaranteed Minimum Lifetime Withdrawal Benefit Rider (Guarantor Withdrawal Benefit for Life(SM) Rider) (Form 273959) filed electronically as Exhibit 4.22 to Post-Effective Amendment No. 14 to Registration Statement No. 333-74865, filed on or about April 28, 2006, is incorporated by reference.

4.23      Form of Guarantor(SM) Withdrawal Benefit (form 273567-E) filed as
          Exhibit 4.26 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 30 to Registration Statement No. 333-92297 on or about August 25, 2006 is incorporated by reference.

4.24      Form of Guarantor(SM) Withdrawal Benefit (form 272875-E) filed as
          Exhibit 4.27 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 30 to Registration Statement No. 333-92297 on or about August 25, 2006 is incorporated by reference.

4.25      Form of MVA Endorsement (form 44182) is filed electronically herein.

4.26 Form of Withdrawal Charges Endorsement (form 44189) is filed electronically herein.

4.27 Form of Age Endorsement (form 240496) is filed electronically herein.

4.28 Form of Benefit Protector(SM) Death Benefit Rider (form 271155) filed electronically as Exhibit 4.15 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 6 to Registration Statement No. 333-85567 on or about March 1, 2001 is incorporated by reference.

4.29 Form of Benefit Protector Plus Death Benefit Rider (form 271156) filed electronically as Exhibit 4.16 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 6 to Registration Statement No. 333-85567 on or about March 1, 2001 is incorporated by reference.

4.30 Form of TSA Plan Endorsement - RVSL (form 272865) is filed electronically herein.

4.31 Form of TSA Plan Endorsement - AEL (form 272865) is filed electronically herein.

4.32 Form of 401 Plan Endorsement - RVSL (form 272866) is filed electronically herein.

4.33 Form of 401 Plan Endorsement - AEL (form 272866) is filed electronically herein.

4.34 Form of Unisex Endorsement (form 272867) is filed electronically herein.

4.35 Form of Fixed and Variable Annuity Contract (form 272876) is filed electronically herein.

4.36 Form of Pre-election endorsement (form 273566) filed electronically as Exhibit 4.24 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 22 to Registration Statement No. 333-92297 on or about Jan. 28, 2005 is incorporated by reference.

4.37 Form of Fixed and Variable Annuity Contract - RVSL (form 273954) is filed electronically herein.

4.38 Form of Fixed and Variable Annuity Contract - AEL (form 273954) is filed electronically herein.

4.39 Form of Contract Data Pages - AEL (form 273954 DPSIG) is filed electronically herein.

4.40 Form of MAV GMIB Rider - RVSL (form 273961) is filed electronically herein.

4.41 Form of MAV GMIB Rider - AEL (form 273961) is filed electronically herein.

4.42 Form of 5% GMIB Rider - RVSL (form 273962) is filed electronically herein.

4.43 Form of 5% GMIB Rider - AEL (form 273962) is filed electronically herein.

4.44 Form of Greater of MAV or 5% GMIB Rider - RVSL (form 273963) is filed electronically herein.

4.45 Form of Greater of MAV or 5% GMIB Rider - AEL (form 273963) is filed electronically herein.

4.46 Form of Unisex Endorsement - RVSL (form 273964) is filed electronically herein.

4.47 Form of Unisex Endorsement - AEL (form 273964) is filed electronically herein.

4.48 Form of 5% Death Benefit Rider - RVSL (form 273965) is filed electronically herein.

4.49 Form of 5% Death Benefit Rider - AEL (form 273965) is filed electronically herein.

4.50 Form of Greater of MAV or 5% Death Benefit Rider - RVSL (form 273966) is filed electronically herein.

4.51 Form of Greater of MAV or 5% Death Benefit Rider - AEL (form 273966) is filed electronically herein.

4.52 Form of Contract Data Pages - RVSL (form 273954 DPSIG) is filed electronically herein.

5. Form of Variable Annuity Application (form 43432) filed electronically as Exhibit 5 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-74865 filed on or about Aug. 4, 1999, is incorporated by reference.

5.2       Form of Application (form 270234) is filed electronically herein.

5.3       Form of Application (form 271843) is filed electronically herein.

5.4       Form of Application (form 272878) is filed electronically herein.

5.5       Form of Application (form 273630) is filed electronically herein.

5.6 Form of Application - RVSL (form 273967) is filed electronically herein.

5.7 Form of Application - AEL (form 273967) is filed electronically herein.

6.1 Certificate of Incorporation of IDS Life dated July 24, 1957, filed electronically as Exhibit 6.1 to IDS Life Variable Account 10's Initial Registration Statement No. 33-62407 is incorporated herein by reference.

6.2 Copy of Amended and Restated By-Laws of RiverSource Life Insurance Company filed electronically as Exhibit 27(f)(2) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated by reference.

6.3 Copy of Certificate of Amendment of Certificate of Incorporation of IDS Life Insurance Company dated June 22, 2006, filed electronically as Exhibit 27(f)(1) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated by reference.

7.        Not applicable.

8.1 Copy of Participation Agreement by and among Royce Capital Fund and Royce & Associates, Inc. and American Enterprise Life Insurance Company, dated Sept. 1, 1999, filed electronically as Exhibit 1.A.(8)(o) to American Enterprise Variable Life Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-84121 filed on or about April 25, 2001, is incorporated by reference.

8.2 Copy of Participation Agreement among Putnam Capital Manager Trust, Putnam Mutual Funds Corp. and American Enterprise Life Insurance Company, dated Jan. 16, 1995, filed electronically as Exhibit 8.2 to American Enterprise Life Personal Portfolio Plus 2's Post-Effective Amendment No. 2 to Registration Statement No. 33-54471, is incorporated by reference.

8.3 Copy of Amended and Restated Participation Agreement dated June 9, 2006, by and among American Enterprise Life Insurance Company, IDS Life Insurance Company, Goldman Sachs Variable Insurance Trust and Goldman, Sachs & Co. filed herewith as Exhibit 27(h)(24) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.4 Copy of Amended and Restated Participation Agreement dated April 17, 2006, by and among AIM Variable Insurance Funds, AIM Distributors, Inc. American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, and Ameriprise Financial Services, Inc. filed electronically as Exhibit 27(h)(1) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.5 Copy of Participation Agreement by and among Baron Capital Funds Trust and BAMCO, Inc. and American Enterprise Life Insurance Company, dated Sept. 1, 1999, filed electronically as Exhibit 1.A.(8)(j) to American Enterprise Variable Life Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-84121, filed on or about April 27, 2001, is incorporated by reference.

8.6 (a) Copy of Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and American Enterprise Life Insurance Company, dated Sept. 1, 1999, filed electronically as
          Exhibit 1.A.(8)(a) to American Enterprise Variable Life Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-84121, filed on or about Nov. 16, 1999, is incorporated by reference.

8.6 (b)   Copy of Participation Agreement Among Variable Insurance Products
          Fund III, Fidelity Distributors Corporation and American Enterprise Life Insurance Company, dated Sept. 1, 1999, filed electronically as
          Exhibit 1.A.(8)(b) American Enterprise Variable Life Account's to Pre-Effective Amendment No. 1 to Registration Statement No. 333-84121, filed on or about Nov. 16, 1999, is incorporated by reference.

8.6 (c) Copy of Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and American Enterprise Life Insurance Company, dated July 15, 2002, filed electronically as
          Exhibit 8.3 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 8 to Registration Statement No. 333-92297, filed on or about October 21, 2002, is incorporated by reference.

8.7       Copy of Janus Aspen Series Amended and Restated Fund
          Participation Agreement dated September 1, 2006, by and among American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and Janus Apsen Series filed electronically as Exhibit 27(h)(12) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.8 Copy of Participation Agreement by and among American Enterprise Life Insurance Company, American Express Financial Advisors Inc., Lazard Asset Management, and Lazard Retirement Series, Inc., dated Sept. 1, 1999, filed electronically as Exhibit 1.A.(8)(l) to American Enterprise Variable Life Account's Post- Effective Amendment No. 2 to Registration Statement No. 333-84121, filed on or about April 27, 2001, is incorporated by reference.

8.9 Copy of Participation Agreement among MFS Variable Insurance Trust, American Enterprise Life Insurance Company and Massachusetts Financial Services Company, dated Sept. 1, 1999, filed electronically as Exhibit 1.A.(8)(m) to American Enterprise Variable Life Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-84121, filed on or about April 27, 2001, is incorporated by reference.

8.10 Copy of Amended and Restated Participation Agreement dated May 1, 2006, by and among American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, Credit Suisse Trust, Credit Suisse Asset Management, LLC. and Credit Suisse Asset Management Securities, Inc. filed electronically as Exhibit 8.6 to Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.

8.11 Copy of Participation Agreement by and among Wanger Advisors Trust, Liberty Wanger Asset Management, L.P. and American Enterprise Life Insurance Company, dated August 30, 1999, filed electronically as
          Exhibit 8.12 to Post-Effective Amendment No. 11 to Registration Statement No. 333-85567, is incorporated herein by reference.

8.12 Copy of Amended and Restated Participation Agreement dated August 1, 2006, among American Enterprise Life Insurance Company, IDS Life Insurance Company, Ameriprise Financial Services, Inc., AllianceBernstein L.P. and AllianceBernstein Investments, Inc. filed electronically as Exhibit 27(h)(20) to Post-Effective Amendment
          No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.13 Copy of Fund Participation Agreement dated May 1, 2006, by and among American Enterprise Life Insurance Company, IDS Life Insurance Company, The Dreyfus Corporation, Dreyfus Variable Investment Fund, and Dreyfus Investment Portfolios filed electronically as Exhibit
          8.7 to Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.

8.14 Copy of Amended and Restated Fund Participation Agreement dated September 1, 2006, between American Enterprise Life Insurance Company and J.P. Morgan Series Trust II is filed electronically herein.

8.15 Copy of Participation Agreement by and between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton distributors, Inc. and American Enterprise Life Insurance Company dated as of August 1, 2005 filed as Exhibit 8.15 to Post-Effective Amendment No. 14 to Registration Statement No. 333-74865, filed on or about April 28, 2006, is incorporated by reference.

8.16 Copy of Amended and Restated Fund Participation Agreement dated June 1, 2006, by and among American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, IDS Life Insurance Company of New York, Ameriprise Financial Services, Inc. and American Century Investment Services, Inc. filed electronically as
          Exhibit 27(h)(3) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.

8.17 Copy of Fund Participation Agreement dated May 1, 2006 among American Enterprise Life Insurance Company, IDS Life Insurance Company, Columbia Funds Variable Insurance Trust, Columbia Management Advisors, LLC and Columbia Management Distributors, Inc. is filed electronically herein.

8.18 Copy of Participation Agreement dated January 1, 2007, by and among RiverSource Life Insurance Company, RiverSource Life Insurance Co. of New York and RiverSource Distributors, Inc. filed electronically as Exhibit 27(h)(16) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.

8.19 Copy of Amended and Restated Participation Agreement dated October 12, 2006, by and among Third Avenue Variable Series Trust, Third Avenue Management LLC, American Enterprise Life Insurance Company and IDS Life Insurance Company filed electronically as Exhibit 27(h)(18) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.20 Copy of Amended and Restated Participation Agreement dated May 1, 2006, among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, American Enterprise Life Insurance Company and IDS Life Insurance Company filed electronically as
          Exhibit 8.26 to Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.

9. Opinion of counsel and consent to its use as to the legality of the securities being registered is filed electronically herewith.

10.1 Consent of Independent Registered Public Accounting Firm for the RiverSource Signature(SM) Variable Annuity is filed electronically herewith.

10.2 Consent of Independent Registered Public Accounting Firm for the RiverSource Signature Select(SM) Variable Annuity is filed electronically herewith.

11.       None.

12.       Not applicable.

13.1 Power of Attorney to sign Amendment to this Registration Statement, dated Jan. 2, 2007 is filed electronically herein.

Item 25. Directors and Officers of the Depositor (RiverSource Life Insurance
----------------------------------------------------------------------------
Company (previously IDS Life Insurance Company)
----------------------------------------------

Name                    Principal Business Address*    Position and Offices with Depositor
------------------------------------------------------ ----------------------------------------
Neysa M. Alecu                                         Anti-Money Laundering Officer

Gumer C. Alvero                                        Director and Executive Vice President
                                                       - Annuities

Timothy V. Bechtold                                    Director and President

Kent M. Bergene                                        Vice President - Affiliated Investments

Walter S. Berman                                       Vice President and Treasurer

Richard N. Bush                                        Senior Vice President - Corporate Tax

Pat H. Carey                                           Vice President-Fund Relations

Charles R. Caswell                                     Reinsurance Officer

Jim Hamalainen                                         Vice President - Investments

Timothy J. Masek                                       Vice President - Investments

Michelle M. Keeley                                     Vice President - Investments

Brian J. McGrane                                       Director, Executive Vice President
                                                       and Chief Financial Officer

Thomas R. Moore                                        Secretary

Thomas W. Murphy                                       Vice President - Investments

Benji Orr                                              Deputy Anti-Money Laundering Officer

Kevin E. Palmer                                        Director, Vice President and Chief Actuary

Julie A. Ruether                                       Chief Compliance Officer - Separate Accounts
                                                       and Assistant Secretary

Mark E. Schwarzmann                                    Director, Chairman of the Board
                                                       and Chief Executive Officer

Heather M. Somers                                      Assistant General Counsel and Assistant Secretary

Bridget M. Sperl                                       Executive Vice President - Client
                                                       Service

David K. Stewart                                       Vice President and Controller

* Unless otherwise noted, the business address is 70100 Amerprise Financial Center,
  Minneapolis, MN 55474.


Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant (Continued)

The following list includes the names of major subsidiaries of Ameriprise Financial, Inc.

                                                                                        Jurisdiction of
Name of Subsidiary                                                                      Incorporation

Ameriprise Financial Services Inc.                                                        Delaware
            American Express Financial Advisors Japan Inc.                                Delaware
            American Express Management Company S.A.                                      Luxembourg
Ameriprise Trust Company                                                                  Minnesota
IDS Life Insurance Company                                                                Minnesota
            IDS REO 1, LLC                                                                Minnesota
            IDS REO 2, LLC                                                                Minnesota
            American Partners Life Insurance Company                                      Arizona
            IDS Life Insurance Company of New York                                        New York
            American Enterprise Life Insurance Company                                    Indiana
                       American Enterprise REO 1, LLC                                     Minnesota
            American Centurion Life Assurance Company                                     New York
            RiverSource Tax Advantaged Investments, Inc.                                  Delaware
                       AEXP Affordable Housing Portfolio LLC                              Delaware
Ameriprise Certificate Company                                                            Delaware
            Investors Syndicate Development Corp.                                         Nevada
            American Express International Deposit Company                                Cayman Islands
American Express Insurance Agency of Alabama Inc.                                         Alabama
American Express Insurance Agency of Arizona Inc.                                         Arizona
American Express Insurance Agency of Idaho Inc.                                           Idaho
American Express Insurance Agency of Indiana Inc.                                         Indiana
American Express Insurance Agency of Massachusetts Inc.                                   Massachusetts
American Express Insurance Agency of New Mexico Inc.                                      New Mexico
American Express Insurance Agency of Texas Inc.                                           Texas
IDS Insurance Agency of Utah Inc.                                                         Utah
American Express Insurance Agency of Wyoming Inc.                                         Wyoming
American Express Insurance Agency of Maryland Inc.                                        Maryland
American Express Insurance Agency of Oklahoma Inc.                                        Oklahoma
American Express Insurance Agency of Nevada Inc.                                          Nevada
RiverSource Investments LLC                                                               Minnesota
            Advisory Capital Strategies Group Inc.                                        Minnesota
            American Express Asset Management International (Japan) Inc.                  Japan
                       Advisory Capital Partners LLC                                      Delaware
                       Advisory Select LLC                                                Delaware
                       Boston Equity General Partner LLC                                  Delaware
                       Advisory Quantitative Equity (General Partner) LLC                 Delaware
                       Advisory Credit Opportunities GP LLC                               Delaware
                       Advisory European (General Partner) Inc.                           Cayman Islands
                       Advisory Convertible Arbitrage LLC                                 Delaware
            Kenwood Capital Management LLC (51.1% owned)                                  Delaware
            IDS Capital Holdings Inc.                                                     Minnesota
American Express Asset Management International Inc.                                      Delaware
American Express Asset Management Ltd.                                                    England
IDS Management Corporation                                                                Minnesota
            IDS Partnership Services Corporation                                          Minnesota
            IDS Cable Corporation                                                         Minnesota
            IDS Futures Corporation                                                       Minnesota
            IDS Realty Corporation                                                        Minnesota
            IDS Cable II Corporation                                                      Minnesota

IDS Property Casualty Insurance Company                                                   Wisconsin
            Amex Assurance Company                                                        Illinois
            Ameriprise Auto & Home Insurance Agency, Inc.                                 Wisconsin
American Enterprise Investment Services Inc.                                              Minnesota
American Express Property Casualty Insurance Agency of Kentucky Inc.                      Kentucky
RiverSource Service Corporation                                                           Minnesota
American Express Property Casualty Insurance Agency of Maryland Inc.                      Maryland
American Express Property Casualty Insurance Agency of Mississippi Inc.                   Mississippi
American Express Property Casualty Insurance Agency of Pennsylvania Inc.                  Pennsylvania
AEFA (Jersey) Limited                                                                     Jersey, Channel Islands
Channel Islands
Securities America Financial Corporation                                                  Nebraska
            Realty Assets, Inc.                                                           Nebraska
            Securities America Advisors, Inc.                                             Nebraska
            Securities America, Inc.                                                      Nebraska
American Express Asset Management (Australia) Limited                                     Australia
Threadneedle Asset Management Holdings Ltd.                                               England
            Threadneedle Investments (Channel Islands) Ltd.                               Jersey, Channel Islands
Channel Islands
            Threadneedle Asset Management Ltd.                                            England
            Threadneedle Portfolio Services Ltd.                                          England
            Threadneedle Postfolio Managers Ltd.                                          England
            Threadneedle Investment Services Ltd.                                         England
            Threadneedle Asset Management (Nominees) Ltd.                                 England
            Threadneedle Investment Services GMbH                                         Germany
            Threadneedle Investment Advisors Ltd.                                         England
            Threadneedle International Fund Management Ltd.                               England
            MM Asset Management Ltd.                                                      England
            Eagle Star ISA Manager Ltd.                                                   England
            Eagle Star Unit Managers Ltd.                                                 England
            ADT Nominees Ltd.                                                             England
            Threadneedle International Ltd.                                               England
            Threadneedle Management Services Ltd.                                         England
                       Threadneedle Rural Property Services Ltd.                          England
                       Threadneedle Property Services Ltd.                                England
            Threadneedle Pensions Ltd.                                                    England
            Threadneedle Property GP Holdings Ltd.                                        England
            Threadneedle Property Investments Ltd.                                        England
                       Sackville TCI Property (GP) Ltd.                                   England
                       Sackville TCI Property Nominee (1) Ltd.                            England
                       Sackville TCI Property Nominee (2) Ltd.                            England
                       Sackville Property (GP) Ltd.                                       England
                       Sackville Tandem Property (GP) Ltd.                                England
                                  Sackville Tandem Property Nominee Ltd.                  England
                       Sackville TPEN Property (GP) Ltd.                                  England
                                  Sackville TPEN Property Nominee Ltd.                    England
                                  Sackville TPEN Property Nominee (2) Ltd.                England
                       Sackville TSP Property (GP) Ltd.                                   England
                                  Sackville TSP Property Nominee Ltd.                     England
                       JDM3                                                               California
            Cornbrash Park Management Company Ltd.                                        England
            Highcross (Slough) Management Ltd.                                            England
            Threadneedle Financial Services Ltd.                                          England
            Threadneedle Pension Trustees Ltd.                                            England
Sloan Financial Group                                                                     North Carolina
Ameriprise Insurance Company                                                              Wisconsin
RiverSource Distributors, Inc.                                                            Delaware
Ameriprise India Private Limited                                                          India

Item 27.  Number of Contract owners

          As of Oct. 31, 2006 there were 54,730 non-qualified and qualified contracts of contractowners.

Item 28.  Indemnification

The amended By-Laws of the depositor provide that the depositor will indemnify, to the fullest extent now or hereafter provided for or permitted by law, each person involved in, or made or threatened to be made a party to, any action, suit, claim or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including any action by or in the right of the depositor or any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise (any such entity, other than the depositor, being hereinafter referred to as an "Enterprise"), and including appeals therein (any such action or process being hereinafter referred to as a "Proceeding"), by reason of the fact that such person, such person's testator or intestate (i) is or was a director or officer of the depositor, or (ii) is or was serving, at the request of the depositor, as a director, officer, or in any other capacity, or any other Enterprise, against any and all judgments, amounts paid in settlement, and expenses, including attorney's fees, actually and reasonably incurred as a result of or in connection with any Proceeding, except as provided below.

No indemnification will be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification will be made with respect to any Proceeding initiated by any such person against the depositor, or a director or officer of the depositor, other than to enforce the terms of this indemnification provision, unless such Proceeding was authorized by the Board of Directors of the depositor. Further, no indemnification will be made with respect to any settlement or compromise of any Proceeding unless and until the depositor has consented to such settlement or compromise.

The depositor may, from time to time, with the approval of the Board of Directors, and to the extent authorized, grant rights to indemnification, and to the advancement of expenses, to any employee or agent of the depositor or to any person serving at the request of the depositor as a director or officer, or in any other capacity, of any other Enterprise, to the fullest extent of the provisions with respect to the indemnification and advancement of expenses of directors and officers of the depositor.

There are agreements in place under which the underwriter and affiliated persons of the depositor or registrant may be indemnified against liabilities arising out of acts or omissions in connection with the offer of the contracts; provided however, that no such indemnity will be made to the underwriter or affiliated persons of the depositor or registrant for liabilities to which they would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the depositor or the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter RiverSource Distributors Inc.

(a) RiverSource Distributors Inc. is the principal underwriter, depositor or sponsor for RiverSource Variable Annuity Account 1; RiverSource Account F; RiverSource Variable Annuity Fund A; RiverSource Variable Annuity Fund B; RiverSource Variable Account 10; RiverSource Account SBS; RiverSource MVA Account; RiverSource Account MGA; RiverSource Variable Life Separate Account; RiverSource Variable Life Account; RiverSource Account for Smith Barney; RiverSource of New York Variable Annuity Account 1; RiverSource of New York Variable Annuity Account 2; RiverSource of New York Account 4; RiverSource of New York Account 7; RiverSource of New York Account 8; RiverSource of New York Variable Annuity Account; RiverSource of New York Account SBSRiverSource California Tax-Exempt Trust; RiverSource Bond Series, Inc.; RiverSource Dimensions Series, Inc.; RiverSource Diversified Income Series, Inc.; RiverSource Equity Series, Inc.; RiverSource Global Series, Inc.; RiverSource Government Income Series, Inc.; RiverSource High Yield Income Series, Inc.; RiverSource Income Series, Inc.; RiverSource International Managers Series, Inc.; RiverSource International Series, Inc.; RiverSource Investment Series, Inc.; RiverSource Large Cap Series, Inc.; RiverSource Managers Series, Inc.; RiverSource Market Advantage Series, Inc.; RiverSource Money Market Series, Inc.; RiverSource Retirement Series Trust; RiverSource Sector Series, Inc.; RiverSource Selected Series, Inc.; RiverSource Short Term Investments Series, Inc.; RiverSource Special Tax-Exempt Series Trust, Inc.; RiverSource Strategic Allocation Series, Inc.; RiverSource Strategy Series, Inc.; RiverSource Tax-Exempt Income Series, Inc.; RiverSource Tax-Exempt Money Market Series, Inc.; RiverSource Tax-Exempt Series, Inc.; Ameriprise Certificate Company.

(b)  As to each director, officer, or partner of the principal underwriter:

     Name and Principal Business Address*  Position and Offices with Underwriter
     ------------------------------------  -------------------------------------
     Neysa M. Alecu                        Anti-Money Laundering Officer

     Gumer C. Alvero                       Director

     Timothy V. Bechtold                   Director

     Paul J. Dolan                         Chief Operating Officer,
                                           Chief Administrative Officer

     Jeffrey P. Fox                        Chief Financial Officer
                                           and Treasurer

     Martin T. Griffin                     President-Outside Distribution

     Jeffrey McGregor                      President-Inside Distribution

     Thomas R. Moore                       Secretary

     Benji Orr                             Deputy Anti-Money Laundering
                                           Officer

     Scott R. Plummer                      Chief Counsel

     Julie A. Ruether                      Chief Compliance Officer

     Mark E. Schwarzmann                   Director, President and
                                           Chief Executive Officer

     William F. Truscott                   Director


* Unless otherwise noted, the business address is 70100 Ameriprise Financial Center, Minneapolis, MN 55474.

Item 29(c)

Ameriprise Financial Services, Inc., the principal underwriter during Registrant's last fiscal year, was paid the following commissions:


                        NET UNDERWRITING
NAME OF PRINCIPAL       DISCOUNTS AND         COMPENSATION ON      BROKERAGE
UNDERWRITER             COMMISSIONS           REDEMPTION           COMMISSIONS      COMPENSATION
Ameriprise              $62,840,453           None                 None             None
Financial Services,
Inc.

Item 30.     Location of Accounts and Records

             RiverSource Life Insurance Company
             (previously American Enterprise Life Insurance Company) 829 Ameriprise Financial Center
             Minneapolis, MN  55402

Item 31.     Management Services

             Not applicable.

Item 32.  Undertakings

          (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

          (b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

          (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to the address or phone number listed in the prospectus.

          (d) Registrant represents that it is relying upon the no-action assurance given to the American Council of Life Insurance (pub. avail. Nov. 28, 1998). Further, Registrant represents that it has complied with the provisions of paragraphs (1)-(4) of that no-action letter.

          (e) The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, RiverSource Life Insurance Company (previously American Enterprise Life Insurance Company), on behalf of the Registrant, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, and State of Minnesota, on the 2nd day of January, 2007.

                           RIVERSOURCE VARIABLE ANNUITY ACCOUNT (PREVIOUSLY AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT)
                                  (Registrant)

                           By RiverSource Life Insurance Company (previously
                              American Enterprise Life Insurance Company)
                                    (Sponsor)

                           By /s/  Timothy V. Bechtold*
                              --------------------------
                                   Timothy V. Bechtold
                                   President

As required by the Securities Act of 1933, this Amendment to this Registration Statement has been signed by the following persons in the capacities indicated on the 2nd day of January, 2007.

Signature                                 Title


/s/  Gumer C. Alvero*                     Director and Executive Vice
------------------------------------      President - Annuities
     Gumer C. Alvero

/s/  Timothy V. Bechtold*                 Director and President
------------------------------------
     Timothy V. Bechtold

/s/  Brian J. McGrane*                    Director, Executive
------------------------------------      Vice President and
     Brian J. McGrane                     Chief Financial Officer

/s/  Kevin E. Palmer*                     Director, Vice President and
-----------------------------------       Chief Actuary
     Kevin E. Palmer

/s/  Mark E. Schwarzmann*                 Director, Chairman of the Board
------------------------------------      and Chief Executive Officer
     Mark E. Schwarzmann                  (Chief Executive Officer)

/s/  Bridget M. Sperl*                    Executive Vice President -
------------------------------------      Client Services
     Bridget M. Sperl

/s/  David K. Stewart*                    Vice President and Controller
------------------------------------
     David K. Stewart

* Signed pursuant to Power of Attorney dated Jan. 2, 2007 filed electronically as Exhibit 13.1, to Registrant's Initial Registration Statement on Form N-4, on or about Jan. 2, 2007, by:


/s/  Mary Ellyn Minenko
-----------------------
     Mary Ellyn Minenko
     Assistant General Counsel

              CONTENTS OF REGISTRATION STATEMENT AMENDMENT NO. 32
                     TO REGISTRATION STATEMENT No. 811-7195

This Registration Statement Amendment is comprised of the following papers and documents:

The Cover Page.

Part A.

     The prospectus for:

          RiverSource Signature(SM) Variable Annuity
          RiverSource Signature(SM) Select Variable Annuity

 Part B.

     Combined Statement of Additional Information and Financial Statements for:

          RiverSource Variable Annuity Account

Part C.

     Other Information.

     The signatures.

     Exhibits.